As  filed  with  the  Securities  and  Exchange  Commission  on  August 13, 1998



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                              CORECARE SYSTEMS, INC.
               --------------------------------------------------
                 (Name of Small Business Issuer in its charter)




               Delaware                                      23-2840367
   ---------------------------------------------------------------------------
  (State or other jurisdiction of                (I.R.S. Employer Identification
  incorporation or organization)                                No.)



          940 West Valley Road, Suite 2102, Wayne, PA        19087
          ------------------------------------------------------------
            (Address of principal executive offices)      (Zip Code)






Issuer's  telephone  number:    (610)  254-8583
                            -------------------


Securities  to  be  registered  under  Section  12(b)  of  the  Act:    None
                                                                    --------


Securities  to  be  registered  under  Section 12(g) of the Act:   Common Stock,
                                                                ----------------
$.001  par  value
    -------------

                             CORECARE SYSTEMS, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

PART  I
     ITEM  1  -    DESCRIPTION  OF  BUSINESS
     ITEM  2 -     MANAGEMENT'S DISCUSSIONP AND  ANALYSIS OF FINANCIAL CONDITION
AND  RESULTS  OF  OPERATIONS
     ITEM  3  -    DESCRIPTION  OF  PROPERTY
     ITEM  4  -    SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS AND
MANAGEMENT
     ITEM  5-      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
     ITEM  6  -    EXECUTIVE  COMPENSATION
     ITEM  7  -    CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
     ITEM  8  -    DESCRIPTION  OF  SECURITIES

PART  II
     ITEM  1  -    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY  AND  OTHER  SHAREHOLDER  MATTERS
     ITEM  2  -    LEGAL  PROCEEDINGS
     ITEM  3  -    CHANGE  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
     ITEM  4  -    RECENT  SALES  OF  UNREGISTERED  SECURITIES
     ITEM  5  -    INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

PART  F/S
     FINANCIAL  STATEMENTS

PART  III          III-1
     ITEM  1  -  INDEX  TO  EXHIBITS          III-1

     PART  II
     --------


ITEM  1  -  DESCRIPTION  OF  BUSINESS1  -  DESCRIPTION  OF  BUSINESS

(A)          BUSINESS  DEVELOPMENT:
             ---------------------

     CoreCare Systems, Inc. (the "Company") is a regional behavioral health care network operating in Eastern Pennsylvania. The Company's headquarters are located at 940 West Valley Road, Suite 2102, Wayne, PA 19087. Its telephone number at that location is (610) 254-8583. In 1996, the Company transferred its state of incorporation from Nevada to Delaware.

     The Company was incorporated in Utah in 1984 as Execu-Serve, Inc. In 1991, the Company, in connection with the acquisition of PC Ware International, Inc. ("PC Ware"), a privately held corporation engaged in the business of designing, developing, manufacturing and selling personal computer products, changed its state of incorporation to Nevada and its name to Ting Peripherals, Inc. This business was divested by the Company in August 1992. In November 1992, the Company acquired all of the outstanding capital stock of Nimble Computer Corporation, changed its corporate name to Nimble Technologies International, Inc., and engaged in the development of hand-held, pen-based computers. No commercially viable products were developed, however, and, on May 1, 1994, the Company sold Nimble Computer Corporation back to the investors from whom it had acquired that corporation.

     The  Company  was  inactive  from  May 1994 until January 19, 1995, when it acquired all of the outstanding capital stock of CoreCare, Inc., a privately-held Pennsylvania corporation, in exchange for 4,500,000 shares of the Company's common stock and 6,000 shares of the Company's Series "A" Preferred Stock. In connection with that acquisition, the Company changed its corporate name to CoreCare Systems, Inc.

     Commencing with its acquisition of CoreCare, Inc., the Company has pursued a business plan to develop a behavioral health care provider network that provides easy access and a continuum of care to patients and their families and is responsive to the cost-effectiveness demands of the Managed Care industry which increasingly control the payments for such care. In furtherance of that plan:

     In March 1995, the Company acquired all of the outstanding capital stock of CareGroup of America Inc., a Pennsylvania corporation. CareGroup of America, Inc, since renamed CoreCare Behavioral Health Management, Inc. ("CBHM"), had been organized in 1994 as a professional management company specializing in behavioral health care services. At the time of its acquisition it held a contract, which expired June 30, 1998, to manage and provide clinical services for the St. Luke's/Quakertown Community Hospital acute inpatient psychiatric unit and Renewal Centers, an adolescent drug and alcohol rehabilitation center.

     In April 1995, the Company acquired certain assets and operating liabilities of the business of Chestnut Hill Fitness Club, Inc., which now comprise the business and assets of the Company's Chestnut Hill Health and Fitness Center ("CHHFC"). CHHFC provides a complex of related health and medical services including aerobic programs with the latest cardiac conditioning techniques, resistance and weight training equipment.

     In June 1995, the Company acquired all of the outstanding capital stock of Managed CareWare, Inc. ("Managed CareWare"). At the time of the acquisition, Managed CareWare was a computer software company which had developed a proprietary software program for monitoring behavioral health care patients and operating behavioral health care practices, with an emphasis on the reporting required for Managed Care companies. This product requires further development before it can be introduced to the market place for commercial exploitation.

     Also in June 1995, the Company acquired American Institute for Behavioral Counseling, Inc. ("AIBC") and Penn Interpersonal Communications, Inc. ("Penn"), which, together, operated three outpatient treatment centers providing an essential link in the Company's service capabilities in the Lehigh Valley area of Pennsylvania, and in central and northern New Jersey. In connection with its acquisition of AIBC and Penn, the Company acquired Bio Diagnostic Technologies, Inc., a related company which provided behavioral diagnostic testing services to AIBC and Penn.

     In October 1995, the Company acquired Westmeade Healthcare, Inc. ("Westmeade") for 450,000 shares of its Common Stock and 13,750 shares of Series E Preferred. This acquisition provided the Company with two psychiatric residential treatment facilities in southeastern Pennsylvania - - The Westmeade Center at Wyndmoor, licensed for 24 beds to serve adults, and The Westmeade
Center  at  Warwick,  licensed  for  32 beds to serve adolescents. The Westmeade
Center at Wyndmoor was closed in 1996, and its license as an adult residential treatment facility of 24 beds issued by the Pennsylvania Department of Public Welfare is being transferred to CoreCare Behavioral Health Management, Inc. d/b/a the Kirkbride Center.

     In February 1997, the Company's subsidiary CBHM acquired The Institute of Pennsylvania Hospital, an acute inpatient psychiatric hospital, consisting of 422,800 square feet on twenty-seven (27) acres located in Philadelphia, Pennsylvania. The Institute was renamed the Kirkbride Center. The Company paid $4,500,000 for the property. The Company financed the acquisition of the property by borrowing the sum of $6,440,000 from GLN Capital Co., LLC. In January 1998, the property was appraised for more than $22,000,000, representing an increase in value of 93% from the initial value of $11,700,000. In February 1998, the Company financed the property with WRH Mortgage, Inc. for $13,000,000, using the proceeds to satisfy the mortgage indebtedness to GLN, to pay for tenant improvements to the property required in connection with lease commitments, and to satisfy certain short-term indebtedness.

In July 1997, the Company acquired Quantum/Managed Health Inc. a company with contracts to a national network of clinical psychologists through an Employee Assistance Program (EAP).

     In July 1997, the Company acquired the assets of ZA Consulting/Management, Inc., a provider practice management, billing and collection company for diverse medical specialties. The Company paid $1.00 in cash for the business, and executed a demand note in connection with its obligations under the acquisition agreement to collect and remit pre-closing accounts receivable to the seller. This demand note has been fully satisfied.

     In April 1998, the Company acquired the assets of Preferred Medical Services, Inc., a Pennsylvania based physician billing and practice management business, valued by the Company at $340,290, for a purchase price of $260,000 (less outstanding billed accounts receivable as of the closing date), paid $28,545 in cash and the balance of $111,744 by way of a promissory note and 250,000 shares of the Company's Common Stock, valued at $.80 per share.

     The  Company  conducts  all  of  its  operations  through  its  subsidiary
corporations.    Unless the context indicates otherwise, the term "Company" when used  herein  shall  include  the  Company's  subsidiaries.

(B)          BUSINESS  OF  ISSUER:
             --------------------

     The Company has undertaken an aggressive acquisition and development campaign to create a behavioral health care system which will provide easy access and continuity of care to patients and their families, and respond to the cost-effectiveness demands of the healthcare industry in a Managed Care environment by:

          creating  a  critical  mass  of services in a defined geographic area;

          providing a spectrum of high quality acute, step-down, and outpatient services;

          structuring services with clinical continuity such that clinicians follow patients through service levels;

          shifting the focus of clinical control from the individual clinician to the system case manager following approved clinical protocols;

          computerization of all administrative, financial, and clinical functions; and

          structuring to deliver services pursuant to capitated contracts, i.e. contracts shifting the risk for treatment costs of a defined population from the insurer or other third-party payor to the provider.

     The healthcare industry today is increasingly affected at virtually every level and in every service area by Managed Care companies, i.e., companies which contract with the healthcare providers to provide services and products to the Managed Care companies' subscribers. Generally, Managed Care companies seek to contract products and services at a cost below the provider's customary fee schedule in exchange for the access to the larger patient-base which these organizations control. Two major segments of Managed Care include health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). HMOs and PPOs customarily pay each provider on a fee-for-service basis, usually at a lower rate than the provider would otherwise charge. The rates are negotiated per each individual contract. With increasing frequency, HMOs may contract with providers on a "capitated" or "case rate" basis. Capitation means that the provider is paid a periodic fee based on the number of subscribers eligible to use that provider's services, without regard initially to the level of use. Case rate means that each provider is paid a set amount for each inpatient episode. The Company currently has no case rate contracts, and no capitated contracts.

     Management believes that Managed Care has been a catalyst for the consolidation of individual and small group health care providers into corporate delivery systems. Managed Care companies prefer to contract with multi-service system providers who, with one call, can provide a variety of services to multiple patients. In addition, integration of services helps assure better clinical continuity of services and greater cost efficiency. The Company believes it is positioned to benefit from this trend in defined geographical and service areas.

     (B)(1) PRINCIPAL PRODUCTS AND SERVICES: The Company operates its business through nine (9) wholly owned subsidiaries including the following:

-        CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC. D/B/A/ KIRKBRIDE CENTER
-        WESTMEADE  HEALTHCARE,  INC.  D/B/A  WESTMEADE  CENTER  AT  WARWICK
-        WESTMEADE CENTER AT WYNDMOOR, INC., D/B/A WESTMEADE CENTER AT KIRKBRIDE
-        CHESTNUT  HILL  HEALTH  &  FITNESS  CENTER,  INC.
- MANAGED CAREWARE, INC., D/B/A CORECARE MANAGEMENT, INC. AND PREFERRED MEDICAL SERVICES
- PENN INTERPERSONAL COMMUNICATIONS INC. D/B/A AMERICAN INSTITUTE OF BEHAVIORAL COUNSELING
-        CORECARE  REALTY  CORP.
-        CORECARE,  INC.  (INACTIVE)
-        LAKEWOOD  RETREAT,  INC.  (INACTIVE)

At the present time, the services provided by and the business activities of the
Company  are  within  the  following  categories:    (A)  Acute  Inpatient
Hospitalization; (B) Acute Residential Psychiatric Care; (C) Hospital-based Management Services; (D) Partial Hospitalization Services; (E) Outpatient Care;
(F) Drug and Alcohol Rehabilitation Services; (G) Wrap-around Services; (H) Billing and Practice Management; (I) Real estate development and leasing activities; (J) Health and Fitness Center, and (K) Pharmaceutical Clinical Research Trials.

     (A)          ACUTE  INPATIENT  HOSPITALIZATION

CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC. ("CBHM") d/b/a the Kirkbride Center is the largest subsidiary of the Company. CBHM, formerly known as CareGroup of America, Inc., was acquired by the Company on March 24, 1995, at which time, it was a management services organization. (See "C - Hospital based Management Services.")

On February 26, 1997, CBHM acquired the assets and selected licenses of the INSTITUTE OF PENNSYLVANIA HOSPITAL for $4.5 million. The KIRKBRIDE CENTER consists of seven (7) buildings totaling 422,800 square feet on a 27-acre site comprising an entire city block bounded by Market Street, Haverford Avenue, and 48th and 49th Streets in Philadelphia, Pennsylvania. Kirkbride provides acute inpatient psychiatric care in a free-standing hospital setting supported by a full continuum of step-down services. Approximately 93,000 square feet of unused space are leased by the Company to complementary health care providers. (See "I
- Real Estate Development".) The Kirkbride Center is the Company's largest facility.

The 120 bed licensed acute psychiatric hospital transitioned operations without closure on February 26, 1997, starting with an average daily census of 15 patients and increasing to 111 in May, 1998. Since that date of acquisition, volume growth has been further enhanced by operating a dedicated geriatric unit, a dual diagnosis substance abuse unit, and a general adult psychiatry unit. Of the 120 licensed beds, 49 beds hold dual licensure to treat psychiatric clients with substance abuse problems. The following describes the clinical programs and acute inpatient services available at Kirkbride:

GERIATRIC  PROGRAM
------------------

The Geriatric Program provides specialized psychiatric acute-care to older adults, who are demonstrating emotional symptoms and behaviors indicative of acute distress. Geropsychiatrists and behavioral specialists lead the treatment team, supported by a therapeutic milieu and structured living situation. Discharge specialists work with the family, exploring long-term placement needs following the acute care episode.

GENERAL  ADULT  PROGRAM
-----------------------

In the Acute Adult Program, the treatment team works intensively with each patient to achieve stability, strengthen and support the family and return the patient to the home or to a less intensive setting, as quickly as possible. Individuals, 18 years or older, participate in intense individual, group and family therapy, psychoeducational programs and a rich and varied program of therapeutic rehabilitation activities.

SUBACUTE  ADULT  PROGRAM
------------------------

The Subacute Adult Program provides intensive psychiatric treatment to individuals who no longer meet acute inpatient criteria, yet still require a 24-hour structured treatment setting to provide safety and stabilization. The Subacute program serves as a diversion from more costly acute inpatient care, and as a step-down unit to transition patients from acute care to discharge. The average length of stay in this program is five (5) days.

THE  SUBSTANCE  ABUSE  DUAL  DIAGNOSIS  PROGRAM
-----------------------------------------------

Of the 120 licensed beds at Kirkbride, 49 beds hold dual licensure from both the Pennsylvania Department of Public Welfare and the Pennsylvania Department of Health to treat psychiatric clients with substance abuse disorders. The program services adults over the age of 18 offering group, individual, family or multi-family group therapy, psycho-educational services as well as medical detoxification and methadone treatment. Treatment typically also includes involvement in self-help groups, such as Alcoholics Anonymous or Narcotics Anonymous.

THE KIRKBRIDE CENTER'S MARKET: The Kirkbride Center's primary market is West and North Philadephia. While certified to provide Medicare, Medicaid and Blue Cross recipients, the facility's primary payor is Community Behavioral Health
(CBH).

Effective February 1, 1997, each county in Pennsylvania assumed responsibility for managing its own medical assistance population. Philadelphia County, which has a Medicaid population of approximately 450,000 participants, has assigned the behavioral healthcare management of these individuals to COMMUNITY BEHAVIORAL HEALTH, a non-profit community-based managed care organization. Kirkbride Center is located in the heart of Philadelphia's Medicaid population, which is now controlled by Community Behavioral Health. The Company anticipates that CBH and Medicare will continue to represent the predominant payors of services at the Kirkbride Center.

Notwithstanding the number of contracts which the Kirkbride Center has, these contracts permit the Kirkbride Center to seek payment for treatment of the patients who are subscribers or insureds of the payor companies, but do not ensure that the potential patients covered by these payors who seek behavioral health care will become patients of the Kirkbride Center.

     (B)          ACUTE  RESIDENTIAL  PSYCHIATRIC  CARE

The Company, through an acute residential treatment center, Westmeade Center at Warwick (the "Westmeade Center"), is engaged in the business of providing non-hospital acute residential psychiatric services to adolescent patients. The Westmeade Center at Wyndmoor, a 24 bed acute residential treatment center serving adult patients located in Montgomery County, Pennsylvania was closed in December 1996. Its license is being transferred to the Kirkbride Center for improved operational efficiency. A third residential treatment center, Lakewood Retreat, located in the Pocono Mountain region of northeastern Pennsylvania, was closed in April 1996.

     Through the Westmeade Center, the Company provides services that are less costly than in a traditional hospital setting. The residential psychiatric treatment program is intended for patients who volunteer to be admitted for treatment, who do not need extensive long-term care, and who do not need any form of restraint.

     Following the acquisition of the Westmeade facilities, the Company determined that it would be more efficient to concentrate its residential treatment efforts at the Westmeade Centers, and to sell Lakewood Retreat. In part, the decision was motivated by Managed Care companies' desire to use providers that are geographically convenient and easily accessible to their patients, and Lakewood Retreat's distance from the Company's concentrations of service in south central and east central Pennsylvania.

     THE WESTMEADE PROGRAM: The Westmeade Center was established to provide residential psychotherapeutic services to adolescents, ages 12 to 18, who are ambulatory and medically stable. The program, which operates 24 hours each day, offers intensive clinical treatment in a less restrictive residential setting. The length of stay is short-term and the focus of treatment addresses the key issues that precipitated the patient's admission. The goal is to eliminate or reduce the barriers that prevent the patient from functioning successfully as an outpatient.

     The Westmeade Center provides an acute care alternative to inpatient psychiatric treatment. The Westmeade Center is also utilized as a step-down unit for those persons who still require 24 hour supervision but have benefited from hospitalization to the degree that a less restrictive setting can now meet their therapeutic needs. The Westmeade Center does not attempt to treat people who are so severely ill that they require seclusion and/or restraint that is only available in a hospital setting.

     Each patient is assessed to determine unique strengths and weaknesses so that an individualized treatment plan can be developed by a multi-disciplinary treatment team. The goal of this process is to identify the specific interventions designed to assist and encourage the patient's understanding of his or her potential for emotional and psychological well being to build a successful outpatient. The philosophical basis of the program is identified by this process; the treatment plan establishes a guideline for the direction of care the multi-disciplinary professional staff will provide and is related to the unique identified clinical problems of each patient. As part of the treatment planning process, objectives are established which address the methodology, staff responsibility and time frames necessary to facilitate treatment.

     The Westmeade patients suffer from a variety of psychiatric disorders such as depression, manic depression and anxiety disorder. The Westmeade Center's core psychiatric programs are designed to accomplish stabilization of symptoms by addressing management of major life stressors. Therapy experiences focus on cognitive and behavioral restructuring of dysfunctional thinking and belief systems by addressing cognitive and perceptual misperceptions, dysfunctional coping mechanisms, and inadequate life skills. Concentrated, diagnosis-driven individual and group therapy is given to patients in homogeneous groups (gender-specific where needed).

     THE WESTMEADE CENTER'S MARKET: The primary market of the Westmeade Center at Warwick is Eastern Pennsylvania with significant concentration of cases from Bucks, Montgomery and Philadelphia counties. The Westmeade Center at Warwick is a certified Medical Assistance provider and has numerous contracts with Managed Care Providers, health insurance companies, however, the most significant payors are Community Behavioral Health, Americhoice and Medicaid.

     The Westmeade Center at Wyndmoor's primary market has shifted in the last two years to reflect the changes in the managed care industry. Major payors have shifted from US Healthcare to the managed Medicaid payors of Merit Behavioral Healthcare and Mustard Seed which were then supplanted by Community Behavioral Health. Because Wyndmoor's patient base was increasingly represented by Philadelphia residents, the operating license was relocated to the Kirkbride Center, thus making West Philadelphia the major market.

     Notwithstanding the number of contracts which the Westmeade Center has, there is no assurance that these companies will continue to provide coverage for the psychiatric care offered by the Westmeade Centers, even with these contracts in force. In addition, these contracts permit the Westmeade Centers to seek payment for treatment of the patients who are subscribers or insureds of the payor companies, but do not ensure that the potential patients covered by these payors who seek behavioral health care will become patients of the Westmeade Center.

     (C)          HOSPITAL-BASED  MANAGEMENT  SERVICES

      The Company, through CBHM, held a three year management agreement that expired June 30, 1998 to manage the St. Lukes/Quakertown Community Hospital acute psychiatric unit and Renewal Centers, a subsidiary of St. Lukes Hospital which is an adolescent rehabilitation center, both located in Quakertown, Bucks County, Pennsylvania. The Company has received notice from St. Luke's of its election not to renew the contract.


     CBHM'S  MARKET:    CBHM,  through  the  St.  Luke's/Quakertown  management
agreement, served the Lehigh Valley and Eastern Pennsylvania area. As a management company, its marketing area is focused on Eastern Pennsylvania.

     (D)          PARTIAL  HOSPITALIZATION  SERVICES

     The Kirkbride Center is the Company's only licensed provider site to provide hospital based psychiatric partial hospitalization services. The license provides for 32 slots of treatment for the provision of care to adults and seniors. Such programs provide up to 8 hours of care a day and allow the clients to reside at home while receiving treatment. Clinical intensity may vary allowing the program to serve as an alternative to acute inpatient hospitalization as well as a step-down program for acute programs.

GERIATRIC  PARTIAL  HOSPITALIZATION  PROGRAM
--------------------------------------------

The Geriatric Partial Hospitalization Program provides day-treatment to senior individuals demonstrating psychiatric illness. Services are provided Monday through Friday, and include diagnostic and mental health treatment services within a protected and structured environment. Individual and group therapy, activities therapy and medication monitoring are provided. Family support is also provided. Day-treatment allows the individual to continue living at home, or in an assisted living or nursing care facility.

ADULT  PARTIAL  HOSPITALIZATION  PROGRAM
----------------------------------------

The Adult Partial Hospitalization Program provides interdisciplinary mental health care, as an alternative to inpatient treatment or as a transition for those who need ongoing treatment and support after an inpatient stay. The program, which provides services Monday through Friday, offers group, individual, family and multi-family group therapy, psycho-educational services, multi-media educational and activity programs, access to anonymous-based self-help groups or community-based support groups as appropriate and adjunctive services such as family counseling and occupational therapy programs as indicated.

PARTIAL HOSPITALIZATION MARKET: The Partial Hospitalization Programs at Kirkbride serve primarily West and North Philadelphia. The major payors of service are Community Behavioral Health and Medicare. The Company has also applied for licensure for several satellite locations but there can be no assurance that these licenses to operate will be obtained.

     (E)          OUTPATIENT  AND  INTENSIVE  OUTPATIENT  PROGRAMS

The Company has developed a comprehensive network of professional providers to meet the outpatient needs of its clients. These professional providers include psychiatrists, psychologists, licensed social workers, certified addictions counselors and psychiatric nurses. Credentialed by various managed care companies and third party payors, these health care professionals and clinicians are able to provide services to children, adolescents, adults and seniors. Approaches offered include individual, group, couples and family therapy
depending  on  clinical  need.    Pharmacotherapy  is  also  provided.

Urgent appointments are provided within five (5) hours; emergency appointments are provided within forty-eight hours; and routine appointments are scheduled within five (5) business days. Day, evening and weekend appointments are available at affordable fees. Because the Company maintains contacts with many of the managed care companies, the cost of therapy to the client is often only the co-payment.

Outpatient services are provided at KIRKBRIDE CENTER (West Philadelphia, Pa), THE WESTMEADE CENTER (Warwick, Pa), and PENN INTERPERSONAL COMMUNICATIONS, INC. D/B/A AMERICAN INSTITUTE OF BEHAVIORAL COUNSELING, INC. (Easton, Pa). Until
March 1998, the Company also provided outpatient services through American Institute of Behavioral Counseling, Inc. at Greenbrook, New Jersey. Given limited activity and no strategic focus in New Jersey, the Company sold the operations of this facility.

     OUTPATIENT  MARKET:    All  sites  serve  primarily  Managed  Care referral
patients.    Kirkbride Center serves Medicare, Medicaid and Community Behavioral
Health  claimants  as  well.

(F)          DRUG  AND  ALCOHOL  REHABILITATION  SERVICES

In the last year, the Kirkbride Center has had to increase the size of its acute substance abuse dual diagnosis program from 25 to 49 beds. Given this demand, Kirkbride has received an additional license permitting the Center to treat up to 43 drug and alcohol rehabilitation clients on a subacute level in addition to the Center's acute program. As of this date, the Program is in the process of negotiating its payor contracts with Medical Assistance and Behavioral Health Specialists Initiative. Community Behavioral Health will finalize its Agree-ment with the Company once the Provider type is added to the medical assistance number for Kirkbride. Currently, authorizations are being obtained from CBH for patients already in the Program, which opened in July.

 REHABILITATION PROGRAM MARKET: Kirkbride Center primarily serves West and North Philadelphia. Primary payors are expected to be Community Behavioral
Health, Medicaid and special programmatic funding contracts from the justice systems.

(G)          WRAP-AROUND  SERVICES

In February 1997, upon completion of the acquisition of the Institute of Pennsylvania, the Kirkbride Center received a Provider 50 license to provide wrap-around psychiatric services to adolescents. Provider 50 services are designed to provide support services in the home and/or school setting to avoid inpatient hospitalization. While Kirkbride Center holds this license, the program has not yet become operational, but remains part of the Company's strategic plan.

     (H)          BILLING  AND  PRACTICE  MANAGEMENT

The Company's acquisition of ZA Consulting/Management, Inc. ("CMI"), a provider practice management, billing and collection company for diverse medical specialties, enhanced and accelerated its efforts to computerize its operations. CMI also has entered into contracts with CoreCare Behavioral Health Management, Inc. and all other Company's subsidiaries to act as the billing and collection agent for all Company services. CMI has also assumed all network management and corporate office functions since July 1997. In April 1998, CMI doubled its non-CoreCare related revenues through the acquisition of certain assets and scheduled liabilities of Preferred Medical Services. CMI is located in Wayne and Blue Bell, Pennsylvania.

PRACTICE  MANAGEMENT  MARKET:          CMI  serves  clients primarily in Eastern
Pennsylvania, New Jersey and New York. Services are rendered under services agreements on a fee for services basis. Core competencies include behavioral health care, radiation oncology, and anesthesiology, and most Medical subspecialities.

     (I)          KIRKBRIDE  REAL  ESTATE

KIRKBRIDE  REAL  ESTATE  LEASING  ACTIVITIES
--------------------------------------------

Since the Kirkbride Center acquisition in 1997, the Company has been developing and marketing unused space creating a medical community of complementary healthcare providers and further enhancing the value of the property. In addition to the developed land there exists significant unimproved property suitable for sale or lease.

To provide for an orderly development program, CRCS created a new subsidiary, CORECARE REALTY CORPORATION to assume responsibility for development of the Kirkbride Center. To expand CRCS' resources, FEDERAL DEVELOPMENT COMPANY, LLC ("FDC") out of Boston, Massachusetts was hired as a management consultant. Christopher Fleming, a senior manager in FDC, is the son of Thomas T. Fleming, CRCS, Chairman.

To effect the development plan and to simplify Kirkbride Center's financial records and Medicare cost reporting, CoreCare Realty Corporation has signed a master lease with Kirkbride Center covering all space not reserved for Kirkbride's direct patient care services.

OTHER  TENANTS  ON  THE  KIRKBRIDE  CENTER  CAMPUS
--------------------------------------------------

Mill Creek School leases approximately 14,800 square feet of space for a co-educational, secondary school located on the grounds of the Kirkbride Campus. Licensed by the Pennsylvania Department of Education, the school, operated by Pennsylvania Hospital, serves emotionally and socially troubled adolescents.

The  Pennsylvania  Hospital also leases approximately 3,800 square feet of space
known  as  the  Cook/Chill  Facility.    This facility provides food preparation
services  for  its  primary  facility  as  well  as  the  Kirkbride  Campus

Children's Hospital of Philadelphia ("CHOP") has two leases for more than 45,000 square feet of space at the Kirkbride Center. The leases permit CHOP to use the space for outpatient psychiatric, mental health, or medical services to children and adolescents, including physican and administrative offices.

Northeastern Linen Supply Co., Inc. currently leases approximately 20,000 square feet of space as well as the commercial laundry equipment located in such space.

The Edith R. Rudolphy Residence for the Blind currently leases 5,000 square feet of space that its uses as a residence for the sight impaired.

The Children Youth & Family Council & Education Consortium of the Delaware Valley and Children's Services, Inc. lease 1,500 and 2,000 square feet of space, respectively, that is used as administrative offices.

The Company also leases approximately 6,000 square feet of space to individual behavioral health physicians and clinicians.

In the future, at Kirkbride Center, CBHM plans to continue to provide current services and develop new programs that meet the needs of its patients, and to enhance the value of Kirkbride by marketing and developing vacant space to create a medical community to complement the services provided by CBHM.

For a more detailed discussion of leasing activities at The Kirkbride Center, see "Item 3, Description of Property."

     (J)          HEALTH  AND  FITNESS  CENTER

The Company, through its wholly-owned subsidiary, Chestnut Hill Health and Fitness Center, Inc. ("CHHFC"), operates a health and fitness center. CHHFC provides a complex of related health and medical services, including a comprehensive aerobic program with the latest cardiac conditioning techniques, as well as yoga for stress management, resistance and weight training equipment, and exercise physiologists. CHHFC leases approximately 7,000 square feet in the Whitemarsh Professional Center in Erdenheim, Pennsylvania, which facility has a sauna, whirlpool, full locker room and child care.

The Company currently plans to relocate CHHFC to a better quality building in an effort to eliminate certain growth obstacles. Given the relocation of the Westmeade license to the Kirkbride Center, the Company is reevaluating the fitness center's growth plan and place in the Company's overall strategic business plan.

CHHFC'S  MARKET:      CHHFC serves a local higher income community, the Chestnut
Hill area of Philadelphia, Pennsylvania. Its service area is approximately 20 minutes driving radius from the health and fitness center.

     (K)          PHARMACEUTICAL  CLINICAL  RESEARCH  TRIALS

The Company, through its wholly-owned subsidiary, Quantum Managed Mental Health Systems, Inc., d/b/a Quantum Clinical Services Group, has recently begun to penetrate the clinical research market. During 1998, the Company plans to utilize Quantum and its network in connection with the Company's efforts to provide investigative services for the pharmaceutical and contract research organizations in the area of psychiatric and neurological clinical trials, and to conduct outcomes research studies for clients using medical records of physician practices and experience of related facilities.

Quantum has been staffed to perform clinical trials of psychopharmacological agents and products. These trials are to be conducted at the Kirkbride Center using approximately 6,000 square feet of space for outpatient research studies and a 20-bed unit for studies requiring intensive observation. Quantum is also to serve as a platform for coordinating multi-center clinical trials at sites other than the Kirkbride Center, including affiliated units of the Company, physician practice management groups and other behavioral health systems.

As of the date of this Registration Statement, several contracts with clinical research companies are under consideration by Quantum, including two contracts recently entered into with Clinical Studies, Ltd. of Dorrance, RI that is under contract with Janssen Research Foundation of Belgium and a proposed contract with Covance Clinical and Periapproval Services Inc, of Princeton, NJ that is under contract with Abbott Laboratories.

QUANTUM'S  MARKET:

United States as well as internationally based pharmaceutical companies are seeking appropriate clinical trial sites for the testing of their drugs.

     (B)(2)  DISTRIBUTION  METHODS:

     The Company obtains patients primarily through referrals from physicians, hospitals, community based health care organizations, and Managed Care plans and other third party payors. Therefore, the focus of the Company's sales and marketing programs is direct sales to physicians, hospitals, other health care institutions and third party payors. The Company's marketing focus is necessarily local, concentrating on establishing relationships with the local referral sources. In the markets which it currently serves, the Company believes that it has a strong reputation for quality with physicians and other referral sources.

     Both payors and referral sources increasingly demonstrate a preference for providers which offer systems of care at various levels. Integration of services helps assure better clinical continuity of services and greater cost
efficiency.    In  addition,  Managed  Care  companies  and  other  payors  are continually trying to reduce the number of vendors with whom they must contract. The Company believes, therefore, that achieving a critical density of services in a defined geographical area, establishing and maintaining personal relationships with referral sources, a continued focus on quality, and increasing economies of scale all are important keys to its ability to compete effectively with smaller local competitors which may not offer a full range of services, as well as larger national providers which may not provide a full spectrum of integrated clinical services in the Company's market area.

     The Company markets its services to all types of payors, including insurance companies and Managed Care companies, but primarily to Managed Care companies on a negotiated fee basis. In markets where the Company can offer a comprehensive range of services, it intends to market its services on a selected "capitated basis" (fixed fee per covered life per month), or "case rate basis" (fixed fee per inpatient episode). To date, the Company has not entered into any capitated contracts.

     Referral sources include case managers, crisis workers, hospital emergency rooms, evaluation centers, private practitioners, clinics, etc. that have direct patient contact and a need or obligation to place the patient in a treatment setting. A referral source usually has a range of options of the best placement for a patient and weighs several factors including proximity to the patient, cost, appropriateness of service and responsiveness of provider.

     (B)(3)  PRODUCT  OR  SERVICE  DEVELOPMENT:

     The Company's marketing strategy is to develop in selected geographic markets, extensive, wholly-owned, multi-level health care delivery systems which provide a high quality of care in a cost effective manner. The Company intends to pursue growth by surrounding inpatient sites with outpatient mental health clinics and other alternative or step-down services. The Company believes that by providing a fully integrated coverage of the market, it will be able to generate a critical mass of clinicians, patients and services to generate significant cost advantages that are more attractive to payors. The Company believes that this critical mass strategy will allow the Company to leverage management resources, contracting opportunities with Managed Care payors, sales and marketing programs, information systems and corporate overhead.

     The Company's approach to the delivery of health services is intended to yield the following benefits:

     The Low Cost Provider. By establishing an extensive, fully integrated network of multi-disciplinary health care professionals in a given market, the Company will seek to achieve economies of scale, thereby lowering the cost of care without compromising quality. For instance, the Company believes that by employing a full range of clinicians it is better able to match the appropriate clinician and type of treatment to the patients' needs.

     Managed-Care  Friendly.      The  Company  believes  that  establishing  a
significant presence in each of its markets will enable it to meet payor needs more effectively, and that as the Company increases its ability to provide a full range of health services, a standardized level of care and the ability to service all of the payors' patients within a geographic region, it will increase market share. Additionally, the Company will offer payors systems for risk management (including contracts under which the Company assumes various levels of risk), claims reimbursement and clinical outcomes measures, thereby reducing the payors' administrative burden as well as the number of provider contracts.

     Attractive to Sellers. The Company believes that through successful implementation of its business plan and marketing strategy, it will represent an increasingly attractive potential buyer to single and multi-site health care providers who face significant uncertainty regarding the future and who may not possess the financial resources or administrative skills to adapt to health care reforms, including changes in reimbursement. The Company will be able to offer potential sellers management expertise, administrative and regulatory support and increased job security. In addition, the Company will offer sellers the ability to realize the value of their businesses as well as the opportunity to benefit economically from the growth of a larger enterprise.

     (B)(4)  COMPETITION:

     There is intense competition among providers in the Company's existing markets. While most of the markets in which the Company provides services are highly fragmented, the behavioral health care industry in general is undergoing consolidation, and the Company will face intense competition in seeking to increase its market share. Many of the Company's current and potential competitors have significantly greater financial and other resources than will be available to the Company. In addition, the national competitors benefit from contracting with Managed Care companies which themselves operate in more than one region, volume purchasing and, in some cases, name recognition.

     While it will develop strategic start-up services where necessary, the Company's management believes that the pace of consolidation in the behavioral health care industry dictates an aggressive acquisition, alliance or joint venture strategy to enter new markets and to increase market share.

     (B)(5)  RAW  MATERIALS:    Not  Applicable.

     (B)(6)  CUSTOMERS:

     The largest payor for both Kirkbride and Westmeade at Warwick is Community Behavioral Health which contributes approximately 55% of all patients for these sites. Medicare reimbursed Kirkbride for approximately 23% of all inpatients treated at the facility.

     For the year ended December 31, 1997, combined from the Company and the Westmeade and Kirkbride Centers, inpatient mix was broken down as follows:


 Westmeade Kirkbride
-    1%         1%     Private  payment  sources  (including  private  insurance
companies)
-    0%        23%     Medicare/Preferred  Provider arrangements
-   50%        16%     Medicaid
-   49%        60%     CBH and Managed Care

     Outpatient  revenues  were  broken  down  as  follows:

-          5%          Private  payment  sources
-         95%          Medicare/Managed  Care/Preferred  Provider  arrangements

     Private payment is the category for which patients are neither reimbursed by Medicare nor covered by a Managed Care arrangement. These payors include traditional insurance indemnity plans as well as direct payments by patients. With respect to outpatient revenues, this category also includes personal injury insurance coverage.

     With respect to both inpatient and outpatient revenues, the Company anticipates that in the future, in line with general health care industry trends, the percentage of revenues derived from traditional Medicare and Medicaid will decrease, and the percentage of revenues derived from Managed Care and preferred provider arrangements will increase.

     CHHFC serves a private pay consumer market; however, given the preventive medicine orientation of HMOs, many will reimburse for fitness services. Currently, CHHFC is negotiating preferred provider contracts with such agencies. CHHFC also offers corporate contracts for employers interested in providing such services to their employees.

     Quantum provides services as a subcontractor to clinical research companies hired by pharmaceutical companies whose drugs are tested at facilities such as Kirkbride.

     (B)(7) PATENTS, TRADEMARKS, LICENSES, ETC.: The Company has no patents or trademarks that are material to its operations. Various licenses are required for the operation of Kirkbride and Westmeade Centers and other company operations. See "Governmental Approvals" below.

     (B)(8)  GOVERNMENTAL  APPROVALS:

     Kirkbride is licensed by the Department of Public Welfare, Office of Mental Health, for the Commonwealth of Pennsylvania for Inpatient Private Psychiatric Hospital, a Partial Hospital, an outpatient clinic, and by the Pennsylvania Department of Health as a drug and alcohol rehabilitation center.

     The Westmeade Center at Warwick is licensed for 32 beds by the Pennsylvania Department of Public Welfare, Office of Children, Youth and Families, as a
Residential Treatment Facility for Children and Adolescents. The Westmeade Center at Kirkbride is licensed by the Department of Public Welfare for Residential Treatment of Adults.

     Kirkbride Center and the Westmeade Centers operate with a Certificate of Accreditation from the Joint Commission on the Accreditation of Health-Care Facilities. In July 1998, Westmeade Center at Warwick received a three year accreditation; Kirkbride Center also holds a three year accreditation that is scheduled for review in October 1998.

     CHHFC operates as a "Health Club" under a Certificate of Compliance issued by the Attorney General of the Commonwealth of Pennsylvania, Bureau of Consumer Protection, pursuant to the Pennsylvania Health Club Act.

     (B)(9)  GOVERNMENTAL  REGULATIONS:

     Health care is an area of extensive federal, state and local regulation. Changes in the law or new interpretations of existing laws can have a dramatic effect on methods of doing business, costs of doing business and amounts of reimbursement by government and private third party payors. The health care industry is subject to state laws governing certification, professional licensure, certificate of need requirements and physician and other health care
provider  self-referrals.    In  addition,  state  regulation  of  Medicaid
reimbursement directly impacts the profitability of servicing Medicaid patients. Federal regulations covering fraud and abuse, and arrangements among health care providers that may be deemed under Medicare/Medicaid regulations as fraud and abuse or self-referral arrangements, can limit the ways in which the Company
conducts  business.    No  assurance  can  be  given  that  federal  and  state
regulations, administrative actions pursuant to such regulations, or changes in such regulations will not adversely affect the Company.

     In addition, numerous federal legislative proposals have been initiated which contemplate significant changes in the availability, delivery, pricing and payment for health medical products and services. Various states also have undertaken or are considering significant health care reform initiatives. Although it is not possible to predict the exact manner and the extent to which the Company will be affected by the passage of health care "reform" measures or other legislative or administrative initiatives, it is virtually certain that health care delivery, reimbursement of health care costs, and virtually every other aspect of the health care industry will be the subject of legislative and administrative initiatives in the future. It is likely that the Company will be affected in some fashion by any new legislative and administrative measures which are adopted, and such effects could be material and adverse to the business of the Company.

     Most states have laws, regulations and professional licensing board legal doctrines which prohibit the employment of physicians by corporations other than professional corporations with all stockholders being licensed persons. Certain states have legislation or regulations, or rulings or opinions of courts or state officials, suggesting that other health care professionals may not lawfully provide services as employees of business corporations. To the extent that such restrictions are or become applicable to the Company's operations, the Company must structure its operations to be in compliance with such provisions. There is no assurance, however, that the Company will develop a satisfactory structure to deal with all such restrictions.

     (B)(10)  RESEARCH  AND  DEVELOPMENT:    Not  Applicable.

     (B)(11) ENVIRONMENTAL LAWS: The Company's operations are not significantly affected by environmental regulations.

     (B)(12) EMPLOYEES: As of July 10, 1998, the Company and its subsidiaries had 465 employees of which 267 are full-time employees. This number does not include mental health professionals (e.g., psychiatrists, psychologists, etc.) who provide services through the Company's facilities and who may be deemed employees for federal tax and accounting purposes. Kirkbride Center represents the highest concentration of Company employees with a total of 297 of which 164 are full time and 133 are part time employees.

ITEM  2  -       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with the Company's financial statements and notes thereto.

(a)  INTRODUCTION
     ------------

The Company, through seven of its wholly owned actively operating subsidiaries, provides, owns and operates inpatient and outpatient behavioral health care services and facilities; provides management and billing services to health care providers; operates a health and fitness center; and provides investigative services for the pharmaceutical and clinical research organizations.

On February 27, 1997, the Company through its wholly owned subsidiary CoreCare Behavioral Health Management, Inc. acquired the real estate, licenses, and other assets of the Institute of Pennsylvania Hospital for $4.5 million, and renamed it Kirkbride Center. The Company paid $4,500,000 for the property. The Company financed the acquisition by borrowing the sum of $6,440,000 from GLN Capital Co., LLC., an independent real estate company, in exchange for a Promissory Note secured by a mortgage on the property.

In February 1998, the Company refinanced the property with WRH Mortgage, Inc. for $13,000,000, using the proceeds to satisfy the mortgage indebtedness to GLN, to pay for tenant improvements to the property required in connection with lease commitments, and to satisfy certain short-term indebtedness. The term of the loan is the first to occur of (a) the date of acceleration of the indebtedness by the lender or (b) March 1, 1999. The loan bears interest at the London Interbank Offered Rate (LIBOR) plus six and one half (6.5%) per cent.

Currently, the Company has received proposals from several financing sources to replace the $13,000,000 loan with a permanent long-term mortgage. This refinancing should be at a lower interest rate and would therefore represent a significant savings to the Company.

The Kirkbride Center consists of seven (7) buildings totaling 422,800 square feet on a 27-acre site comprising an entire city block bounded by Market Street, Haverford Avenue, and 48th and 49th Streets in Philadelphia, Pennsylvania.

On May 21, 1998, certain subsidiaries of the Company, including CoreCare Behavioral Health Management, Inc., Penn Interpersonal Communications, Inc., and Managed CareWare, Inc. ("Borrowers") entered into a Loan and Security Agreement ("Loan Agreement") with HCFP Funding, Inc. pursuant to which a revolving line of credit up to a maximum of $5,000,000 was established. The indebtedness is evidenced by a promissory note and is secured by a lien on all of the Borrowers' accounts receivable. In June 1998, the Loan Agreement and related documents were amended to add Westmeade Healthcare, Inc. as a Co-Borrower. As a result of this transaction the then existing Receivables Purchase and Sale Agreement between certain of the Borrowers and HCFP was terminated. Interest on the outstanding indebtedness accrues at the rate of one and three-quarters per cent (1.75%) above the Prime Rate as designated from time to time by Fleet National Bank of Connecticut, N.A.

On April 15, 1998, the Company acquired certain assets and scheduled liabilities of Preferred Medical Services, Inc., a physician billing and practice management business. The purchase price was $260,000, less the amount of outstanding billed accounts receivable as of the closing date, payable in cash and a demand note in the amount of $111,744.36, and 250,000 shares of the Company's common stock.

On March 1, 1998, the Company sold certain assets, properties and goodwill of the American Institute for Behavioral Counseling, Inc. ("Greenbrook") to a Delaware limited liability corporation that will manage the operations and liquidate certain remaining assets and liabilities. The assets were sold for their net book value without a material impact of gains. As a result of this divestiture, the Company should eliminate annualized losses of approximately $150,000. The purchase price was $25,000 payable together with receivables collected by the new owner on behalf of the Company through July 31, 1998.

In July 1997, the Company acquired 100% of the outstanding common stock of Quantum Managed Mental Health Systems, Inc., d/b/a Quantum Clinical Services Group ("Quantum") in exchange for 200,000 shares of the Company's common stock. Quantum assets include contracts to a national network of approximately 3,000
clinical  psychologists.    Quantum  has  generated  no  revenues  since  its
acquisition. As of the date of this Registration Statement, several contracts with clinical research companies are under consideration by Quantum, including two contracts entered into with Clinical Studies, Ltd. of Dorrance, RI that is under contract with Janssen Research Foundation of Belgium and a proposed contract with Covance Clinical and Periapproval Services Inc, of Princeton, NJ that is under contract with Abbott Laboratories of Illinois.

On June 30, 1997, the Company acquired certain assets and scheduled liabilities of ZA Consulting/Management, Inc., a provider practice management, billing and collection company for diverse medical specialties. The purchase price was $1.00 in cash. The contract provided that the Company would act as collection agent for the seller and the receivables collected would be evidenced by a demand note, the approximate amount of which is $250,000. This note has been paid in full.

Primarily as a result of these 1997 acquisitions, the Company's assets at December 31, 1997, were $24,705,213, an increase of approximately 185% over total assets at December 31, 1996 $8,676,086. Additional information concerning the Company's financial position and balance sheet data at December 31, 1996, and December 31, 1997, is set forth below under the caption "LIQUIDITY AND CAPITAL RESOURCES".

Since one of the acquisitions in 1997 was made solely or partly in consideration of the issuance of equity securities of the Company, the shareholders' equity of the Company also increased in 1997, from $614,872 at December 31, 1996, to $3,454,305 at December 31, 1997 (including "good will" of $1,801,155 related to the acquired entities.

Operations of the entities acquired in 1997 are included in the Company's consolidated statement of operations for the year ended December 31, 1997, only from the respective dates of their acquisition by the Company. Recorded on that basis, the Company's consolidated revenues in 1997 increased approximately 83% to $12,845,184 from $7,024,304 in 1996. The Company's loss from operations in 1997, which, as described below, included substantial restructuring and acquisition related expenses and other non-recurring charges to operations, was $(460,259) versus a loss from operations of $(2,805,254) in 1996.

     Additional information concerning the Company's results of operations in the years ended December 31, 1996 and 1997, is set forth under the caption "RESULTS OF OPERATIONS".

(b)  RESULTS  OF  OPERATIONS
     -----------------------

     (i)  1997  VERSUS  1996
          ------------------

Operating revenues in 1997 increased primarily as a result of acquisition of the Kirkbride Center made during the year. Revenues of entities acquired in 1997 (including Kirkbride) from their respective acquisition dates were $8,512,521, or approximately 66% of consolidated 1997 revenues, as follows:

               Kirkbride  Center  -  $7,518,102,  or  58%  of  revenues;

               Quantum/Managed  Mental  Health  Inc.      -    (no  revenues);

               CoreCare Management, Inc. - $994,419 for the first six months of 1998, or 8% of revenues (this unit has also been used "in house" to service other operations of the Company);

The balance of 1997 revenue was generated by various subsidiaries of $4,332,663 or approximately 34% of revenue of which 20% was represented by Westmeade. The relative significance, in terms of their contribution to consolidated revenues, of entities acquired in 1997 was substantially reduced because of Kirkbride's significance.

Due to a 33% decrease in medicaid reimbursement rates in 1997, in addition to a decrease in patient census, Westmeade at Warwick revenues decreased 24% from $3,306,149 for the year ended December 31, 1996 to $2,515,388 for the year ended December 31, 1997. This contributed to a decrease in net income of 11% for the same periods from $411,272 in 1996 to $364,064 in 1997. The trend has reversed due to a shift in patient mix to managed care contracts with rates comparable to 1996 rates.

Consolidated operating expenses and direct costs for 1997 increased $3,475,884 or 35% from fiscal 1996, primarily as a result of operating expenses of acquired entities.

Direct costs in 1997 were 41% of net revenue versus 44% in fiscal 1996. Similarly, gross profit for 1997 was $7,533,818, or approximately 58% of net revenues, compared to a gross margin of 55% in 1996.

General and administrative expenses in 1997 increased approximately 5% over 1996 to $3,730,004 or 29% of revenues versus $3,526,479 or 50% of revenues in 1996. This is attributable to the increase in revenues without a comparable increase in fixed costs reflecting greater operational efficiency. Overhead efficiency improved due to revenue growth as well as consolidation of administrative costs. In August 1997, the Company closed its former corporate office located in Erdenheim, PA and merged such functions with CoreCare Management, Inc. thereby decreasing annual overhead expenses.

Operating salaries and employee benefits represented 21% and 29% of net revenues for 1997 and 1996, respectively, due again to the increase in revenues without a comparable increase in fixed costs. Depreciation expense increased 28% in 1997, primarily reflecting the increase in depreciable assets resulting from the Kirkbride acquisition. Amortization expense increased from $572,576 to $677,067 due to the increase in debt related costs during 1997. Interest expense as a percentage of net revenue increased in 1997, from 9% in 1996 to 14% in 1997, primarily as a result of the acquisition of the Kirkbride Center.

The weighted average number of common shares outstanding in 1997 was 11,326,617 shares which represented a 29% increase over 1996 levels. Net gain per common share was $.11 in 1997 from $(.41) in 1996.

ANALYSIS OF 1997 OPERATIONS:  In 1996 the Company had only four operating units,
---------------------------
consisting of residential psychiatric treatment facilities, outpatient care and a health and fitness center. In 1997, the Company's operations were carried on in seven service lines:

1)          inpatient  hospital  at  Kirkbride
2)          real  estate  activities  at  Kirkbride
3)          residential  psychiatric  treatment  facilities,
4)          outpatient  care
5)          hospital-based  management  services
6)          health  and  fitness  center
7)          billing  and  practice  management

These service lines produced a loss from operations, on a consolidated basis, primarily attributable to:

     1) Startup of inpatient hospital facilities with census levels below break-even;

     2) Operating expenses of acquired entities, due in part to inadequate operating controls, budgets and management information systems.

     3)          Overhead  payroll  relative  to  the  Company's  revenue  base.

     4)          Rate  structures.

All of these issues have been and are being addressed by management, as discussed below.

    KIRKBRIDE  CENTER,  a psychiatric hospital acquired by the Company in
1997, is located in Philadelphia, PA. The hospital operation of this facility contributed $8,142,102 to consolidated revenues reported in 1997, or approximately 63% of total revenues, with the hospital operation included only from the acquisition date for this facility (February 1997). Rental income from this facility contributed $401,681 to consolidated revenues, or approximately 3% of total revenues, with rental income included from the acquisition date. Total operating expenses and direct costs associated with the hospital facility in 1997 were $4,129,069, or approximately 32% of
total    operating    expense  and  direct  costs.

     CoreCare Realty Corp. To provide for an orderly real estate development program, the Company created a new subsidiary, CORECARE REALTY CORPORATION to assume responsibility for development of the non-hospital operations at the Kirkbride Center. To effect the development plan and to simplify Kirkbride
Center's financial records and Medicare cost reporting, CoreCare Realty Corporation has signed a master lease with Kirkbride Center covering all space not reserved for Kirkbride's direct patient care services. The leasing activities contributed $401,680 to consolidated revenues reported in 1997, or approximately 3% of total revenues. Details on leasing activities at the Kirkbride Center are contained in Item 3, Description of Property

RESIDENTIAL PSYCHIATRIC TREATMENT FACILITIES operated by the Company in 1997 consisted of one of the two Westmeade facilities, located in Hartsville, PA (The Westmeade Center at Warwick) and in Wyndmoor, PA (The Westmeade Center at Wyndmoor), both in the suburban Philadelphia area. The Westmeade Center at Wyndmoor was closed in 1996 due to a declining census caused by its major payors losing their contracts to Community Behavioral Health. To re-establish its market the license was transferred to the Kirkbride Center. These facilities contributed $2,515,388 to consolidated revenues reported in 1997, or approximately 20% of total revenues. Total operating expenses and direct costs associated with the residential treatment facilities in 1997 were $1,856,732, or approximately 15% of total operating expense and direct costs. Profits attributable to operations of the residential treatment facilities in 1997 represented 16% of the total Company income after tax benefit. During 1997, Westmeade at Warwick borrowed an additional $500,000 from Finova Capital Corporation secured by a mortgage on the real property, the proceeds of which were advanced to CCBHM for working capital. Together with the first mortgage in the amount of $1,775,000, Warwick's total principal indebtedness to Finova equals $2,275,000.

The following table summarizes the revenues and operating expenses of the Kirkbride Center, including the real estate leasing activities, residential treatment facilities and billing company operations reflected in 1997 results of operations:






                                           OPERATING                      OPERATING
                                         REVENUE (% OF       EXPENSE AND DIRECT COSTS (% OF TOTAL)
FACILITY                                   TOTAL)
--------------------------------------  ---------------  --------------------------------------------
Kirkbride Center  - Hospital . . . . .  $     8,142,102  $                                  4,129,069

   Hospital, Step Down Services and
    Leasing                                       (63%)                                     (32%)
                                        ---------------                                   -----------

Penn Interpersonal Communications. . .  $       227,234  $                                    243,667
   Outpatient Clinic                               (2%)                                     (2%)
                                        ---------------                                   -----------
Westmeade Center at Warwick. . . . . .  $     2,515,388  $                                  1,856,732

   Adolescent Residential                         (20%)                                        ( 15%)
   Treatment Facility                   ---------------                                   -----------
CoreCare Management, Inc.. . . . . . .  $       994,419  $                                    656,817
    Billing Operations                             (8%)                                          (5%)
                                        ---------------                                   -----------


As part of the ongoing, nationwide effort to reduce healthcare costs, and under the impetus of managed care in particular, there has been increasing pressure to reduce the average length of a patient's stay in hospitals and other "inpatient" facilities such as the Company's residential treatment centers. Average length of stay, however, will vary depending on the mix of services. While Kirk-bride's average length of stay has increased during 1997, this merely reflects the averaging effect of the opening of the Geriatric Unit that will normally have 10 to 15 day stays. The following table illustrates this trend by the last three quarters during 1997, and for the first quarter of 1998 for the Kirkbride inpatient treatment facility:


                                                     1997            1998
                                                     ----            ----


                       QUARTER                2nd     3rd     4th     1st
-----------------------------                 ---     ---     ---    ----
Admissions                                     289    504     622    726
Average Length of Stay-Adult.                 8.56   8.93    8.86   9.29
Patient Days                                 2,474  4,503   5,512  6,285
Average Occupancy Rate                         24%    43%     53%    74%

* No statistics are shown for the first quarter of 1997 as Kirkbride Center did not exist at that time

Given the pressure to reduce the length of a patient's stay, to maintain or increase occupancy rates a provider must increase the number of admissions at its facilities. With respect to Kirkbride, as the table above indicates, the Company was successful in raising the occupancy rate during 1997. In the first quarter of 1998, Kirkbride Center represented 71% of total company revenues.

Regarding  the  residential  treatment  center, a number of steps were taken in
1996 and 1997 to increase the utilization of the Company's facilities, including implementation of the Company's acquisition strategy which is to provide a continuum of behavioral healthcare services from both a geographic and service point of view . These efforts began to show results in 1997, as the average occupancy rate for the Kirkbride Center and Westmeade residential treatment center collectively moved up to 77% in the fourth quarter of 1997, following the closure of Westmeade at Wyndmoor. The Company estimates that its "break even" occupancy rate at the Kirkbride Center is
approximately  55%  and  at  the    Westmeade    residential    facility    is
approximately    66%.

The Company believes that census and occupancy rates at Kirkbride Center will further improve as its drug and alcohol rehabilitation unit grows. This unit opened in July 1998 and as of the date of this Registration Statement is evidencing a consistent average daily census of 20 patients. Overall revenue growth should be sustained as Kirkbride opens other additional services to support the Company's mission of offering a comprehensive spectrum of behavioral services.

Operating efficiency, including payroll management, should be facilitated by recent financial investments in computer software and hardware for the management information system. The Company has just completed a detailed staffing operational plan that has provided a basis to restructure and centralize all staff scheduling and man power management controls on overtime, pool and agency staffing usage.

Improvement in the Company average per diem rate is expected to improve as Kirkbride increases its participation in the clinical drug trial contracts being developed by Quantum.

OUTPATIENT CARE services were provided in 1997 by AIBC at locations in Greenbrook, New Jersey, and in Easton, PA. These units contributed revenues of $664,592, or 5% of total revenues. Outpatient service operating expenses and direct costs were $1,086,380, or 9% of Company operating expenses and direct costs and approximately 23% of the Company's 1997 net loss before taxes was attributable to outpatient service operations. In 1996 the Company closed its Hampton, NJ office to improve operating efficiencies, and sold its Greenbrook, NJ office during the first quarter of 1998.

HOSPITAL-BASED MANAGEMENT SERVICES were provided through CoreCare Behavioral Health Management, Inc. Currently the Company has one hospital-based management service contract which generated revenues of $624,000 and $624,000 in 1996 and 1997, respectively, or 8% and 4%, respectively, of total revenues. This contract expired on June 30, 1998 and was not renewed.

CHESTNUT HILL HEALTH AND FITNESS CENTER contributed revenues for the fiscal years ended 1996 and 1997 of $564,987 and $521,414, respectively, or 8% and 4%, respectively, of total revenues in 1996 and 1997. Operating expenses and direct costs for the fiscal years ended 1996 and 1997, respectively, were $816,867 and $521,118, or 8% and 3%, respectively, of total operating expenses and direct costs.

The  improvement  in  the  Company's  consolidated  operating  results  in  1997 reflected the increased level of revenues resulting from the Company's acquisitions, and certain cost containment and other measures discussed below which were instituted by the Company in the first half of 1997.

As described above in the discussion of the Company's residential psychiatric treatment centers, the Company closed Lakewood Retreat in the second quarter of 1996 which contributed to an increased patient census at the Westmeade Center at Wyndmoor, and an occupancy rate of 85% of the Company's residential treatment centers in the second quarter, without Lakewood Retreat.

In addition, a number of operational changes effected during 1997 that are expected to contribute to long-term profitability. These include centralizing core services such as accounting, administration, admission intake and marketing; computerization of billing and collections; and initiation of a system-wide management information system, substantially as a result of the acquisition of CMI. The Company has not yet completed this process and will continue to experience costs associated with this process such as contract renegotiations costs, staff and position termination costs, recruitment and training costs, consulting fees, legal fees, hardware and software expenditures.

(ii) First Quarter 1997 versus First Quarter 1998
The first quarter of 1998 showed significant improvement in revenue and income over the first quarter of 1997 primarily due to the inclusion of revenues and concomitant profits from the Kirkbride Center and the acquisition of the billing company.


                           Quarter  ended             Quarter  ended
                          March  31,  1997           March  31,  1998
                          ----------------           ----------------

Revenues                      $1,559,999               $5,078,428
Direct  Costs                    697,906                2,264,990
Gross  Profit                    902,092                2,813,438
Operating  Expenses            1,559,725                2,032,861
Other  Expenses                  270,743                  363,252
Net  Income  Before  Taxes      (928,377)                 417,325

The first quarter ended March 31, 1998 continued to demonstrate positive results of the acquisitions finalized in 1997. Compared to the same period in 1997, first quarter revenues in 1998 increased 225% to $5,078,428 with income before taxes converting from a loss of $(928,377) at March 31, 1997 to a first quarter income before taxes on continuing operations of $417,325. Total Assets increased 87% from March 31, 1997 to $29,627,954 at March 31, 1998. Shareholder equity increased from $780,905 at March 31, 1997 to $4,748,324 at March 31, 1998. This increase is attribitable to increasing census and occupancy levels in the hospital operations at Kirkbride Center as well as increasing real estate revenues from tenant leases.


(c)  LIQUIDITY  AND  CAPITAL  RESOURCE
     ---------------------------------

     (i)  DECEMBER  31,  1997
          -------------------

Significant improvements in the financial operations of the Company, specifically its liquidity and capital reserves, for the calendar year ending 1998 are planned, including the following:

     Improving profitability from continuing and expanding operations of the Kirkbride Center, Westmeade at Warwick and CMI/Preferred and subsidiaries;

     Discontinuation and sale of operations of AIBC Greenbrook and, possibly, Chestnut Hill Fitness Center;

     Development  of  Quantum  Clinical  Services;

     Refinancing  of  short  term  debt  by  the increase in Kirkbride mortgage;

     Reduction in interest charges associated with permanent financing of Kirkbride's mortgage;

     Implementation of a new Information Systems infrastructure, including further development and implementation of Year 2000 strategic plan with respect to information systems that affect the operations of the Company, both internally and those of Company vendors;

     Conversion from factoring to a new Revolving Credit with lower interest expenses.

In  June  1998,   the Company was successful in consummating a revolving line of credit of a maximum of $5,000,000 with HCFP Funding, Inc. secured by the accounts receivable of four of the Company's subsidiaries. This facility has improved the Company's liquidity by providing for working capital for services rendered under 150 days. Given the growth of the Company additional equity or debt financing may be required in order to realize its business plan.

In January 1998, the Company entered into a master equipment lease program with Copelco Capital, Inc. for approximately $396,000, the proceeds of which were used to finance certain equipment such as computers, telephones, clinical diagnostic and office equipment. The term of the financing is for five years. At July 1, 1998, approximately $85,000 was available from this facility.

The Company continues to experience cash shortages from time to time but believes the financing closed in 1998 and anticipated refinancing of the Kirkbride Center mortgage will provide it now with sufficient working capital in the future.


ITEM  3  -  DESCRIPTION  OF  PROPERTY3  -  DESCRIPTION  OF  PROPERTY

KIRKBRIDE  CENTER
-----------------

On February 26, 1997, the Company, through its wholly owned subsidiary CoreCare Behavioral Health Management, Inc. ("CBHM") acquired the assets and operations of the Institute of Pennsylvania Hospital for $4.5 million. The company paid $4,500,000 for the property. The Company financed the acquisition by borrowing the sum of $6,440,000 from GLN Capital Co., LLC. in exchange for a Promissory note secured by a mortgage on the property. The funds in excess of the purchase price were used for tenant improvements and other operating costs. In January 1998, the property was appraised at $22,600,000. In February 1998, the Company refinanced the property with WRH Mortgage, Inc. for $13,000,000, using the proceeds to satisfy the mortgage indebtedness to GLN, to pay for tenant improvements to the property required in connection with lease commitments, and to satisfy certain short-term indebtedness.

The KIRKBRIDE CENTER consists of seven (7) buildings totaling 422,800 square feet on a 27-acre site comprising an entire city block bounded by Market Street, Haverford Avenue, and 48th and 49th Streets in Philadelphia, Pennsylvania. The buildings have been well maintained and continue to be excellent condition. In the opinion of the Company's management, the property is adequately covered by insurance. The property is served by all major public utilities including the CITY OF PHILADELPHIA WATER AND SEWER, PHILADELPHIA ELECTRIC COMPANY and
PHILADELPHIA  GAS  WORKS.    A  description  of  each  building  follows:

NORTH/ACTIVITIES BUILDING is situated at the corner of 49th Street and Haverford
-------------------------
Avenue and consists of approximately 111,400 square feet of space on 5 floors. This Building serves as a 120 licensed acute bed Psychiatric Hospital, and related step down services operated by CBHM. The second floor is currently leased to The Children's Hospital of Philadelphia Department of Psychiatry.

CENTER  BUILDING  is  situated directly opposite the 49th Street entrance to the
----------------
property. The Center Building consists of approximately 110,000 square feet of space on 4 floors. The Center Building is used for CBHM administrative offices, a CBHM operated partial hospitalization program, and houses a CBHM operated drug and alcohol rehabilitation unit. Additional space is leased to the Children's Hospital of Philadelphia, an assisted living facility, and doctors' offices. The building, depending on use, can house approximately 200
beds.    Other  potential  tenants  include  a  drug  research  unit.

KIRKBRIDE  BUILDING  is  the  oldest  building  on  the  site  and  consists  of
-------------------
approximately 128,000 square feet of space on 3 floors. A portion of the Kirkbride Building is currently leased to the Children's Hospital of Philadelphia for outpatient services. CRCS houses its Westmeade Center at Kirkbride in this building. Other tenant negotiations are ongoing including a primary care medical practice and specialized residential treatment facility

NORTH  FLATS BUILDING fronts on 48th Street and consists of approximately 14,100
---------------------
square feet of space on one floor. This building is leased to the Pennsylvania Hospital as the Mill Creek School, a fully licensed high school for Pennsylvania Hospital inpatients and day students.

WEST  SERVICES BUILDING fronts on Haverford Avenue and functions as a cafeteria,
-----------------------
food preparation building, and laundry facility. This building consists of 30,000 square feet of space on two floors. A portion of this building, 3,813 square feet, is leased for 3 years to Pennsylvania Hospital to be used as a cook-chill preparation facility to serve their main campus at 8th and Spruce Streets in Philadelphia. The remainder of the building serves as a cafeteria and laundry facility to serve the balance of the property. The laundry facilities are currently leased to the Northeast Linen & Supply Company.

EAST  SERVICES  BUILDING  is situated at the corner of Haverford Avenue and 48th
------------------------
Streets. This mechanical services building consists of 25,000 square feet on one floor and houses the boiler room, engineering services, and other equipment which services the entire property.

CHILLER  PLANT  is  adjacent  to the East Services Building.  This single story,
--------------
3,700  square  foot  building,  houses  the  cooling equipment for the property.

SUMMARY  OF  BUILDINGS
----------------------

A  summary  of  the  buildings  on  the  site  is  as  follows:




BUILDING NAME              FLOORS   TOTAL SQ. FT.                                                                             USES
-------------------------  -------  -------------  -------------------------------------------------------------------------------
North/Activities Building        5        111,400  Psychiatric Hospital/Partial Outpatient
-------------------------  -------  -------------  -------------------------------------------------------------------------------
Center Building . . . . .        4        110,000  Asst Living, Partial Hosp, Drug & Alcohol Rehab, Admin & Doctors' Offices, CHOP
-------------------------  -------  -------------  -------------------------------------------------------------------------------
Kirkbride Building. . . .        3        128,600  RTU, Health Services
                           -------  -------------  -------------------------------------------------------------------------------
North Flats Building. . .        1         14,100  Mill Creek School, Offices
                           -------  -------------  -------------------------------------------------------------------------------
West Services Building. .        2         30,000  Food Preparation/Cafeteria/Laundry
                           -------  -------------  -------------------------------------------------------------------------------
East Services Building. .        1         25,000  Mechanical Systems/Engineering
                           -------  -------------  -------------------------------------------------------------------------------
Chiller Plant . . . . . .        1          3,700  Cooling System
TOTAL . . . . . . .                  . .  422,800
=========================  =======

Current occupancy of the property is 48% of available space; 26% occupied by the Company's activities and 22% occupied by third party tenants. Tenants pay an average effective annual rental of $12.69 per square foot.

To provide for orderly development of the real estate, the Company created a new subsidiary, CORECARE REALTY CORPORATION, to assume responsibility for development of the Kirkbride Center property. To effect the development plan and to simplify Kirkbride Center's financial records and Medicare cost reporting, CoreCare Realty Corporation has signed a master lease with CBHM covering all space not reserved for Kirkbride's direct patient care services.

HISTORY  OF  PROPERTY
---------------------

The KIRKBRIDE CENTER was acquired from PENNSYLVANIA HOSPITAL, whose main hospital campus is at 8th and Spruce Streets in Philadelphia. Founded in 1751 by Benjamin Franklin and Dr. Thomas Bond to serve Philadelphia's "sick poor",
Pennsylvania Hospital was the nation's first hospital, and the first to treat mental illness. In 1841, Pennsylvania Hospital established what was previously known as the "Institute of Pennsylvania Hospital" (the "INSTITUTE") at 49th and Market Streets in Philadelphia, to treat the mentally ill. The Company believes that certain operational issued faced by the Pennsylvania Hospital enabled the Company to negotiate an unusually attractive acquisition price of $4,500,000, which was significantly below the appraised value.

In the future, CBHM plans to continue to provide those services currently offered at the KIRKBRIDE CENTER and to develop new programs to meet the needs of its patients. In addition, CBHM plans to enhance the value of KIRKBRIDE by marketing and developing vacant space to create a medical community to complement the services provided by CBHM.

TENANTS  ON  THE  KIRKBRIDE  CENTER  CAMPUS
-------------------------------------------

The following table sets forth information regarding the significant tenants at the Kirkbride Center:





TENANT                              SPACE            SQ FT   ANNUAL REVENUE   $/SQ FT  EXPIRATION DATE
-------------------------  ------------------------  ------  ---------------  -------  ---------------
PA Hospital . . . . . . .  Mill Creek School         14,870  $     91,123.08  $  6.13          6/30/99
-------------------------  ------------------------  ------  ---------------  -------  ---------------
PA Hospital . . . . . . .  Cook/Chill Facility        3,813  $     45,756.00  $ 12.00          2/25/00
-------------------------  ------------------------  ------  ---------------  -------  ---------------
Childrens Hospital. . . .  2nd Floor North Bldg      11,400  $    250,800.00  $ 22.00         10/31/02
                           ------------------------  ------  ---------------  -------  ---------------
Childrens Hospital. . . .  Kirkbride/Center Bldg     34,115  $    409,374.00  $ 12.00          2/29/08
                           ------------------------  ------  ---------------  -------  ---------------
Northeastern Linen Supply  Laundry Facility          20,000  $     52,000.00  $  2.60          8/21/07
                           ------------------------  ------  ---------------  -------  ---------------
Edith Rudolphy Residence.  2nd Floor Center Bldg      5,000  $     54,000.00  $ 10.80          9/30/99
                           ------------------------  ------  ---------------  -------  ---------------
CYFC. . . . . . . . . . .  3rd Floor Kirkbride Bldg   1,500  $     18,000.00  $ 12.00          3/31/01
                           ------------------------  ------  ---------------  -------  ---------------
Childrens Service . . . .  3rd Floor Kirkbride Bldg   2,000  $     24,000.00  $ 12.00          3/31/99
-------------------------  ------------------------  ------  ---------------  -------  ---------------



PENNSYLVANIA  HOSPITAL

MILL  CREEK  SCHOOL

MILL CREEK SCHOOL is a co-educational, secondary school located in the North Flats Building on the grounds of THE KIRKBRIDE CENTER CAMPUS. Licensed by the PENNSYLVANIA DEPARTMENT OF EDUCATION, the school, operated by PENNSYLVANIA HOSPITAL, serves emotionally and socially troubled adolescents. Most students attend during the day, as an alternative to their home school. Others continue their education while participating in hospital specialty services. The school offers college-prep and vocational programs, as well as special programs for students with learning disabilities. Coursework is offered from grades 7 to 12. An advisor serves as the link between the student and family, hospital staff and the student's home school. Frequently, the cost of this program is covered by the youngster's home school district. The 14,870 square foot premises, located in the North Flats Building, are leased from the Company for monthly rent installments of $7,593.59. The initial lease term expires June 30, 1999 with an option for a one-year extension.

COOK/CHILL  FACILITY

The Pennsylvania Hospital leases 3,813 square feet of the West Services Building to operate the Cook/Chill Facility. This facility provides food preparation services for Pennsylvania Hospital's main facility at 8th and Spruce Streets in Philadelphia. In addition, the facility provides food preparation services for the Kirkbride Campus under a contractual arrangement between the Company and Pennsylvania Hospital. Rent is payable in monthly installments of $3,813 at an annual rate of $12.00 per square foot. The current lease expires February 25, 2000 and provides for two three-year extension options.

CHILDREN'S  HOSPITAL  OF  PHILADELPHIA

2ND  FLOOR,  NORTH  ACTIVITIES  BUILDING

The Children's Hospital of Philadelphia currently leases the entire second floor of the North Activities Building comprising approximately 11,400 square feet at an annual rate of $22.00 per square foot. The lease permits Children's Hospital to use the space for psychiatric and mental health treatment programs for children and adolescents, including inpatient and/or residential services, physician and administrative offices, or any other use that is compatible with and non-disruptive of the other tenants of the building. The lease, dated October 15, 1997, covers an initial term of five years from the commencement date of November 1, 1997 and contains extension options and a renewal option for another five-year period. The lease can be terminated early with six months prior written notice. This lease provides the Company with initial annual lease revenues of $250,800 (the base rent). In addition to the base rent, for each lease year after the first lease year, the Company will receive an amount equal to the lesser of:

- The product of (a) the percentage increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers published by the Bureau of Labor Statistics of the U.S. Department of Labor, Philadelphia - Wilmington - Trenton Standard Metropolitan Statistical Area, All Items, 1982-84 = 100 for the prior lease year, or any substituted index customarily used to measure the purchasing price of the dollar satisfactory to the Company and Children's Hospital and (b) the rent for the prior lease year

-        6  percent  of  rent  for  the  prior  lease  year

KIRKBRIDE  AND  CENTER  BUILDINGS

The Children's Hospital of Philadelphia currently leases 34,114.5 square feet on the first and second floors of the Kirkbride Building and in the basement of the Center Building. The lease permits Children's Hospital to use the space for outpatient psychiatric, mental health, or medical services to children and adolescents, including physician and administrative offices, and for any other use that is solely in furtherance of its tax exempt purposes, and for no other purpose. The lease also contains a Right of First Offer clause under which the Company must notify Children's Hospital of the availability of any contiguous or adjacent space that becomes available in the building. Children's Hospital must give the Company written notice within 60 days after receipt of notice of its desire to add such space to the lease premises on the same rent per square foot and other terms that apply to the current lease. The company is also required to give Children's Hospital 30 days advance written notice of any other space becoming available elsewhere on the Kirkbride campus. The current lease, dated October 15, 1997, carries an initial term of 10 years from the commencement date of March 1, 1998. The lease can be terminated early with one-year prior written notice. Rent is payable for years one through five at a rate of $12.00 per square foot ($409,374 per lease year). For lease years six through ten, the base rent is payable at a rate of $14.00 per square foot ($477,603 per lease year). In addition to the base rent, in each year after the fifth year of the lease, Children's Hospital must pay the Company an amount equal to the lesser of:

- The product of (a) the percentage increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers published by the Bureau of Labor Statistics of the U.S. Department of Labor, Philadelphia - Wilmington - Trenton Standard Metropolitan Statistical Area, All Items, 1982-84 = 100 for the prior lease year, or any substituted index customarily used to measure the purchasing price of the dollar satisfactory to the Company and Children's Hospital and (b) the rent for the prior lease year

-        6  percent  of  rent  for  the  prior  lease  year

NORTHEASTERN  LINEN  SUPPLY  CO.,  INC.

Northeastern Linen Supply Co., Inc., currently leases approximately 20,000 square feet on the basement and first floor of the West Services Building and the commercial laundry equipment therein. The space is to be used for the operation of a commercial laundry and for no other purpose. The initial lease commenced August 22, 1997 and expires August 21, 2007. Base rent is $52,000 per year for lease years one and two and $60,000 per year for lease years three through ten. In addition to the base rent, in each lease year after the first lease year, the Company shall receive an amount equal to the product of: (a) the percentage increase in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers as released monthly by the Bureau of Labor Statistics of the U.S. Department of Labor for the prior lease year and
(b) Rent for the prior lease year. In no event shall the percentage increase in the CPI per lease year exceed four percent. Rent is payable in twelve equal monthly installments. Additionally, the lease requires Northeastern Linen Supply Co., Inc., to pay for all utilities, trash removal, insurance, and taxes associated with the leased premises.

EDITH  R.  RUDOLPHY  RESIDENCE  FOR  THE  BLIND

The Edith R. Rudolphy Residence for the Blind currently leases 5,000 square feet on the second floor of Center Building to be used as a home for the blind. The lease term runs from April 15, 1998 to September 30, 1999 with one option for a
six-month  extension.    This  lease  provides  rent  of  $4,500  per  month.

CHILDREN  YOUTH  &  FAMILY COUNCIL & EDUCATION CONSORTIUM OF THE DELAWARE VALLEY

The Children Youth & Family Council & Education Consortium of the Delaware Valley leases 1,500 square feet of the third floor of the Kirkbride Building for use as administrative offices. The initial lease commenced on April 1, 1998 and expires March 31, 2001. The lease contains options for two one-year extensions. Annual rent for the initial lease term is $18,000 per annum payable in twelve equal monthly installments. If the first option is exercised, rent for the fourth lease year will be equal to the base rent plus an amount equal to five percent of the rent due for the third lease year. If the second option is exercised, rent for the fifth lease year will be equal to the base rent plus an amount equal to five percent of the rent due in the forth lease year. Upon termination, the lease renews on a month-to-month basis with 30 days written notice required for termination.

CHILDREN'S  SERVICE  INC.

Children's Services Inc. leases 2,000 square feet of the third floor of the Kirkbride Building for use as administrative offices. The initial lease commenced on April 1, 1998 and expires March 31, 1999. The lease contains options for two one-year extensions. Annual rent for the initial lease term is $24,000 per annum payable in twelve equal monthly installments. If the first option is exercised, rent for the second lease year will be equal to the base rent plus an amount equal to five percent of the rent due for the first lease year. If the second option is exercised, rent for the third lease year will be equal to the base rent plus an amount equal to five percent of the rent due in the second lease year. Upon termination, the lease renews on a month-to-month basis with 30 days written notice required for termination.

PHYSICIAN/CLINICIAN  TENANTS

The company currently leases office space in the North Activities and Center Buildings to 40 behavioral health physicians/clinicians. These leases account for over 6,000 square feet of space and produce annual revenues in excess of $200,000. Current leases expire February 28, 1999 at which time each will automatically renew on a month-to-month basis unless terminated. Either party upon sixty days written notice can terminate current leases.

CURRENT  STATUS
---------------

In February 1998, the acquisition financing of the Kirkbride Center was replaced with a $13,000,000 bridge loan due February 1999. At the time of the refinancing, Valuation Counselor's updated the property's appraised value to $22,600,000. This represents an increase in value of 93% from the initial value of $11,700,000 to $22,600,000 in a period of twelve months.

Currently, the Company has received proposals from several financing sources to replace the $13,000,000 loan with a permanent long-term mortgage. This refinancing should be at a lower interest rate and would therefore represent a significant savings to the Company.


WESTMEADE  CENTER  AT  WARWICK
------------------------------

The Westmeade Center at Warwick is comprised of two buildings: the main house and a renovated barn. The main house consists of a reception area, offices, a living room, therapy rooms, kitchen and dining area, laundry facilities, recreation areas and 13 patient bedrooms. The barn is a two-story structure that houses the education program, offices and storage. The building is encumbered by mortgages securing a $1,775,000 loan obtained in June 1996, and a $500,000 loan obtained in February 1997, the proceeds of which were used as start-up capital for Kirkbride Center. The Company makes monthly mortgage payments of $18,248.00. While the mortgage is paid on a 20-year schedule, the principal balance is due in June 2001. The property is taxed at a rate of $247.99 per $1,000 dollars of assessed
value.        The  property carried and assessment  value  of $42,440 on July 1,
1997, which lead to a total tax bill of $10,524.70 for the year. The buildings at the Westmeade Center at Warwick have a cost basis of $1,187,399 and are
being  depreciated  on  a  straight-line  basis  over    39    years.


PENN  INTERPERSONAL  COMMUNICATIONS
-----------------------------------

Penn's offices in Easton, PA are leased, and consist of approximately 1,800 square feet on the third floor of a professional office building. The term of the current lease is January 1996 to January 2001 with an aggregate rental fee of $12,215.

LAKEWOOD  RETREAT
-----------------

The Company's Lakewood Retreat facility in East Stroudsburg, PA, along with the surrounding acreage (approximately 63 acres in all), is for sale. As of June 30, 1996, the balance of the first mortgage on this facility, due September 16, 1996, was $834,000. The Company acquired the facility in 1992 at a cost of $1,060,000 and has invested approximately $400,000 in renovations and improvements.

CHESTNUT  HILL  HEALTH  AND  FITNESS  CENTER  (CHHFC)
-----------------------------------------------------

CHHFC leases approximately 7,000 square feet in the Whitemarsh Professional Center located at 9425 Stenton Avenue, Erdenheim, PA 19038 for the operation of the health and fitness center. The monthly rental payment under the lease is $13,396.58. CoreCare Systems corporate headquarters were located at this location until August 1997.

CORECARE  MANAGEMENT  INC.  (CMI)
---------------------------------

CMI leases 5,449 square feet in the West Valley Business Park located at 940 West Valley Road, Wayne, PA 19807 for the operation of the its physician practice management and billing business. The current lease, assumed when the Company acquired the assets of CMI in July 1997, expires on July 31, 1999. Current monthly payments under the lease are $7,151.81. CoreCare Systems relocated its corporate headquarters to this location in August 1997.

PREFERRED  MEDICAL  SERVICES
----------------------------

Preferred Medical leases 4,440 square feet in Five Valley Square located at 512 Township Line Road, Blue Bell, PA 19422 for the operation of its physician practice management and billing business. The current lease, assumed when the Company acquired the assets of Preferred Medical in April 1998, expires April
30,  1999.    Current  monthly  payments  are  $6,290  plus  electricity.

ITEM  4  -     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT4 -
SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT


The following table sets forth information as of July 1, 1998, with respect to the beneficial ownership of CRCS' securities by officers and directors, individually and as a group, and all holders of more than five (5) percent of the shares of any class of CRCS voting securities. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated.


                             PRINCIPAL SHAREHOLDERS
                      NUMBER OF SHARES BENEFICIALLY OWNED 1



NAME AND ADDRESS OF BENEFICIAL OWNER   COMMON STOCK2     SERIES A     SERIES E     SERIES F
                                                        PREFERRED3   PREFERRED4   PREFERRED
                                         ------------   ---------   -----------  -----------

Officers and Directors:
Thomas T. Fleming5. . . . . . . . . .       1,737,000       3,000                   1,270.6
                                                (11%)
                                         ------------   ---------   -----------  -----------
Rose S. DiOttavio6. . . . . . . . . .       1,705,000       3,000                     350
                                              (10.9%)
                                         ------------   ---------   -----------  -----------
Thomas X. Flaherty7 . . . . . . . . .         405,000*
                                         ------------   ---------   -----------  -----------
David Baron8. . . . . . . . . . . . .         101,000*
                                         ------------   ---------   -----------  -----------
Richard Beatty9 . . . . . . . . . . .          66,000*
                                         ------------   ---------   -----------  -----------
John Fleming10. . . . . . . . . . . .         100,500*
                                         ------------   ---------   -----------  -----------
Ella Bowen. . . . . . . . . . . . . .             500*
                                         ------------   ---------   -----------  -----------
Meg Givnish-Mercer11. . . . . . . . .         150,600*
                                         ------------   ---------   -----------  -----------
Roberta Mainiero12. . . . . . . . . .          15,500*
                                         ------------   ---------   -----------  -----------

Total Officers and Directors: . . . .       4,281,100       6,000                    1,620.6
                                              (26.7%)
                                         ------------   ---------   -----------  -----------

(b) Other Beneficial Owners:
Phila. Ventures, 11, L.P.13 . . . . .       1,129,427                    9,934
Phila. Ventures-Japan 1, L.P. . . . .          (6.7%)
Phila. Ventures-Japan, 11-L.P.
200 S. Broad Street 8th Floor
Philadelphia, Pa. 19102
                                         ------------   ---------   -----------  -----------

Total Other Beneficial Owner. . . . .       1,129,427                    9,934
                                               (6.7%)
                                         ------------   ---------   -----------  -----------
 (*) less than 5%




(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date as to which this information is provided. In computing the number of shares and the percentage of outstanding shares of each class of securities held by each person or group of persons above, any security which such person or persons has or have a right to acquire within 60 days from the date of this Memorandum is deemed outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) In computing the number of shares and the percentage of outstanding Common Stock "beneficially owned" by a person who owns any shares of any series of Convertible Preferred Stock, the shares issuable upon exercise of such rights to acquire Common Stock owned by such persons, but no other person, are deemed to be outstanding.

(3) Series E Convertible Preferred Stock is convertible into Common Stock on the basis of 100 share of Common Stock per share of Series E Convertible Preferred Stock.

(4) Series F Convertible Preferred Stock is convertible into Common Stock on the basis of 50 shares of Common Stock per share of Series F Convertible Preferred Stock.

(5) Does not include 140,186 shares of Common Stock by Chestnut Hill Fitness Club, Inc. Health Ventures Limited, a consulting firm in which Mr. Fleming is a principal, is a stockholder of Chestnut Hill Fitness Club. Includes 63,530 Shares of Common Stock issuable upon conversion of 1,270.6 shares of series F preferred.

(6) Does not include 140,186 shares of Common Stock owned by Chestnut Hill Fitness Club, Inc. Health Ventures Limited, a consulting firm in which Ms. DiOttavio is a principal, is a stockholder of Chestnut Hill Fitness Club, Inc. Includes 17,500 shares of Common Stock issuable upon conversion of 350 shares of series F preferred.


(7)          Does  not  include 67,102 shares of Common Stock owned by Josephine
Flaherty,  the  mother   of  Thomas X. Flaherty, a member of the Company's Board
of Directors.

(8) Includes an option to acquire 100,000 shares at $1.25 per shares granted to Dr. Baron when he joined the Company pursuant to the Company's 1996 Stock Plan.

(9) Includes options to acquire 40,000 shares of Common Stock at $1.50 per share granted to Mr. Beatty when he joined the Company pursuant to the Company's 1996 Stock Plan.

(10) Includes an option to acquire 15,000 shares of Common Stock at $0.10 per share pursuant to the Company's 1996 Stock Plan.

(11) Includes an option to acquire 150,000 shares of Common Stock at $0.10 per share pursuant to the Company's 1996 Stock Plan.

(12) Includes an option to acquire 15,000 shares of Common Stock at $1.50 per shares pursuant to the Company's 1996 Stock Plan.

(13) Includes 136,055 shares of outstanding Common stock and 993,372 shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock owned by Philadelphia Ventures, II, L.P. (104,517 shares of Common Stick and 7,739.8 shares of Series E Preferred) and Philadelphia Ventures-Japan I, L.P. and Philadelphia Ventures-Japan II, L.P. (15,769 shares of Common Stock and 1,096.96 shares of Series E Preferred each). Charles A Burton is the general partner of each of these funds.





ITEM 5-
PERSONS
The executive officers, key employees and directors of the Company are as follows:


ITEM 5-  DIRECTORS,  EXECUTIVE OFFICERS,  PROMOTERS AND CONTROL5-   DIRECTORS,
EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The executive officers, key employees and directors of the Company are as follows:





       NAME                             AGE    POSITION
  Thomas T. Fleming. . . . . . . . .    71  Chairman of the Board of
                                            Directors and CEO
  Rose S. DiOttavio. . . . . . . . .    48  President and a Director
  Thomas X. Flaherty . . . . . . . .    36  Director
  David Baron, D.O.. . . . . . . . .    44  Corporate Medical Director
  Richard C. Beatty. . . . . . . . .    52  Senior Vice President, Corporate
                                            Secretary
  Antonio Cardoso. . . . . . . . . .    49  Senior Vice President
  Keith Day. . . . . . . . . . . . .    42  Senior Vice President
  John Schrogie, M.D.. . . . . . . .    63  Senior Vice President
  John Fleming . . . . . . . . . . .    43  Vice President Development
  Ella M. Bowen, ED.D. . . . . . . .    52  Vice President of Community
                                            Relations and Public Affairs
  Meg Givnish-Mercer . . . . . . . .    59  Vice President for Education and
                                            Training
  Daniel B. LoPreto, Ph.D. . . . . .    39  Vice President of Quality
                                            Systems Management
  Jeffrey Friedman . . . . . . . . .    43  Clinical Director Westmeade at
                                            Warwick
  Roberta K. Mainiero. . . . . . . .    36  Controller
  Richard Braam, C.P.A.. . . . . . .    33  Asst. Vice President-Finance
  Ellen Loughrey, R.N. . . . . . . .    48  Director of Human Resources



All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. There are no family relationships among the directors and executive officers. No director receives any compensation for serving as a director.

THOMAS T. FLEMING has been Chairman of the Board of Directors and Chief Executive Officer of the Company since January 31, 1995, and has served in comparable positions with present subsidiaries of the Company since 1991.

Mr. Fleming has had over 25 years experience in health care operations, financing, manufacturing, marketing and real estate development. Specifically, he was the founder in 1973 of Horsham Clinic and Horsham Psychiatric Group (includes Wyoming Valley Clinic, The Meadows, The Cloisters at Pine Island); Senior Vice President of Howmet Corporation; a former Financial Consultant for Envirodyne, Inc.; Chairman of Capital Home Care Group; Managing

Director of UMS Communities, Inc.; and a General Partner of Holmstead Properties; and has been Chairman of Health Ventures Limited, a consulting firm specializing in the health field since 1986. Mr. Fleming also has served as a consultant on various third-party acquisition transactions including the sale of developed properties for construction of two personal care homes (JAD Development), acquisition of Retirement Centers of America from Avon (UMS
Corporation), acquisition of Park Avenue Manor (AmeriCare Partners), financing of Renewal Centers, acquisition and financing of Whitemarsh Professional Center, acquisition of St. Mary's Hospital by Neumann Medical Center, and financial restructuring of Senior Lifestyles, Inc.

Mr. Fleming also has served on numerous civic and corporate Boards of Directors, including most recently Quality Health Services, Inc.; Renewal Centers, Inc.;
Lifequest; and Chestnut Hill Community Association. Mr. Fleming also was founder and chairman of the Christmas Revels, is a former Commissioner of Higher Education of the City of Philadelphia, is a former Chairman of Chestnut Hill Academy, and a former Chairman of The Philadelphia Council for Performing Arts.

Mr. Fleming received a B.A. from Haverford College in 1949 and also attended Georgetown Foreign Service School. He is a fellow in the American Institute of Management.

ROSE S. DIOTTAVIO has been President and a Director of the Company since January 31, 1995, and Treasurer since August 1998 and has served in comparable positions with present subsidiaries of the Company since 1991.

Ms. DiOttavio has served in a variety of management positions in the health care industry, including operations troubleshooter, needs assessment, regulatory compliance, financial feasibility, project development, financial consulting, operations and fiscal management, expert witness and acquisition due diligence. Specifically, she has been President of Health Ventures Limited since 1986, and currently serves as a consultant to Senior Lifestyles, Inc. Formerly, she has served as President and Chairperson of Neumann Medical Center; Vice President of Strategic Planning for Neumann Medical Center; Development Consultant for UMS Communities, Inc.; Director and Executive Vice President of Capital Home Care Group; Vice President of Planning and Development for Horsham Psychiatric Group; Vice President of Operations for Medical Management Institute; Consultant- -Strategic Planning for Plante & Moran (CPA/Consulting Firm, Michigan); Deputy Director for Health Systems Agency of Southeastern Pennsylvania; Senior Planning Associate for Regional Comprehensive Health Planning Council, Inc.; and Chair-person, Metropolitan Home Health Services, Inc.

Ms. DiOttavio holds a B.S. and M.S.H. from the University of Pittsburgh and its Graduate School of Public Health. She has been noted for distinction in Outstanding Young Women of America and Who's Who of American Women. She also serves currently as a Director and Vice Chairperson of Horizon House, a non-profit organization serving the mentally ill, homeless and disadvantaged.

THOMAS X. FLAHERTY has been a Director of the Company since January 31, 1995 and has also served as Treasurer until August 1998 when he resigned as Treasurer due to time constraints. Mr. Flaherty has held comparable positions with certain of the Company's present subsidiaries since 1991. Mr. Flaherty is the founder, and since March 1990 has served as President, of Value Added Investment Corp-oration ("VAIC"), specialized investment banking and financial consulting organ-ization headquartered in Narberth, Pennsylvania, since March 1990. Prior to forming VAIC, Mr. Flaherty was a tax consultant with the accounting firms of Arthur Andersen and Company and Coopers and Lybrand. Previously, Mr. Flaherty was employed as a Financial Analyst and Investment Consultant by Shearson Lehman Brothers. He has held or currently holds licenses as a Certified Public
Accountant  and  a  registered  securities  broker  and  commodities  broker.

Mr. Flaherty is a recognized speaker and member of the National Speakers Bureau. He has presented and lectured worldwide on various financial, business and management topics. Outside of his daily responsibilities as President of VAIC, Mr. Flaherty also serves as a member of the Board of Directors of the following corporations and other organizations; Durable Medical Equipment Corporation; ITI Technical Services, Inc.; The Marquis Mortgage Corporation; Park Place Builders, Inc.; Senior Lifestyles Incorporated; Universal Trade Corporation; Living Younger Longer, Inc.; M&M Opportunities, Inc.; The Northwestern Corporation; The Northwestern Properties Company; Northwestern Enterprises, Inc.; The Amica Company; Allied Health Care, Inc.; and Northwestern Management Services Company.

DAVID BARON, D.O., has been Corporate Medical Director of the company and Executive Vice President of Kirkbride since July 1997. He is a graduate of the Philadelphia College of Osteopathic Medicine and the University of Southern California Graduate School of Education. He completed a residency in general psychiatry and fellowships in child and adult consultation liaison clinical research and medical education at the USC/Los Angeles County Hospital. Dr. Baron has served as Chief of Psychiatry at the Norris Center Research Institute, Boheny Eye Institute and Research Center, LA County Cardiac Rehabilitation Program and LA County Women's Hospital.

While Deputy Clinical Director for the National Institute of Mental Health, Dr. Baron was the Director of Post-Graduate training and Chairman of the Department of Psychiatry and Behavioral Science at FAECS (NIH Graduate School). Dr. Baron was Medical Director of the Horsham Clinic and President of First Research Foundation; and was an Associate Medical Director for US Healthcare.

Dr. Baron has won numerous teaching, research and service awards, presented over 300 regional, national and international papers, and has over fifty publications.

Currently, Dr. Baron is the Medical Director of the Kirkbride Center, Psychiatrist-in-Chief of CoreCare Behavioral Systems, Clinical Professor of Psychiatry at Temple University School of Medicine, and Guest Researcher at the National Institute of Health.

RICHARD C. BEATTY, has been Senior Vice President of the Company since July 1997. He received a B.S. from Bucknell University and studied at Bowman Gray School of Medicine. Mr. Beatty has over 24 years of senior financial and operational management in a variety of service and healthcare industries. Mr. Beatty's career includes experience in both domestic and international banking as well as being Chief Financial and Operations Officer of a privately held service company with revenues in excess of $35,000,000 per annum and employees
totaling  1000  during  the  year.    He  has  extensive  background  in
domestic/international strategic and tactical business plans, QA/AC, administration, Risk Management, Contracts Management, Human Resources, Labor Relations, MIS and financial operations.

Mr. Beatty recently joined CoreCare from its acquisition of ZA Consulting Management (CMI) where he exercised complete operation, P&L and marketing responsibilities as its General Manager. CMI has contracted services for billing and practice management activities for an extensive physician customer base.

ANTONIO CARDOSO joined the Company as a Senior Vice President, Clinical Administration, in July 1998. Mr. Cardoso has an extensive background in the mental health profession spanning over 16 years. He most recently spent 12 years working for the New Jersey Department of Health where he served in a variety of positions. Prior to that, Mr. Cardoso was the Assistant Director of Health Services for the New York Department of Correction from 1986 to 1987. He was administrator for two 350+ bed facilities for drug research and treatment in New Jersey and Texas including the Houston Recovery Center which became University of Texas School of Public Health. He has been employed by The Child -ren's Hospital of Philadelphia, Hahnemann Hospital, Norristown State Hospital and Grateford Correctional System. Mr. Cardoso is a Ph.D. candidate at Alleg-heny University, Philadelphia, PA. He received his B.A. from Villanova Univer-sity, his MHA in Health Administration from St. Joseph's University, and his Public Health Certification in Violence Prevention from the Harvard School of Public Health. Mr. Cardoso has extensive experience in drug prevention having worked with a variety of national and local agencies as a consultant.

JOHN  SCHROGIE,  M.D.  has been acting as the Senior Vice President for Clinical
Research since July of 1998 and is responsible for the development of the Company's clinical research subsidiary, Quantum Clinical Services Group. Dr. Schrogie is trained in internal medicine and completed a fellowship in clinical pharmacology at John Hopkins University. He received in B.S. from Boston College in 1956 and his M.D. from Yale University School of Medicine in 1960. During his career he has served in various positions at the FDA, NIH, Schering
Plough and Merck Research Institute. He founded one of the first contract research organizations, the Philadelphia Association for Clinical Trials (PACT) and served as Chairman, President and CEO. After the company was acquired by Corning, Inc. (now Covance), he continued to serve as an executive. He most recently acted as Assistant Director of health Policy and Clinical Outcomes at Jefferson Medical College, and prior to that was Chairman and CEO of Pulse Data Institute, a start-up medical services company in Bryn Mawr, PA. He is currently the Secretary-Treasurer of the American Society for Clinical Pharmacology and Therapeutics.

KEITH DAY joined the Company as Senior Vice President in July of 1998. Mr. Day is responsible for the development of Quantum Clinical Services Group, the Company's clinical research subsidiary. Prior to joining the Company, Mr. Day had been acting as an independent consultant in the clinical research field. From 1993 to 1997 he was Director of Finance for Airgas, Inc. in Radnor, PA where he was responsible for investigating, negotiating and structuring corporate development opportunities. From 1989 to 1992 he was a Project Manager for Hines Interests Limited Partnerships in Philadelphia, PA. From 1984 to 1989 he was Chief Financial Officer and Principal of Conklin Construction Corporation of Greenwich, CT. From 1982 to 1984 he was a Senior Financial Analyst for PepsiCo, Inc. in NY. From 1979 to 1981 he was a Financial Management Associate for GTE Corporation in Stamford, CT. Mr. Day received his B.S. in Economics in 1979 from the University of Pennsylvania, Wharton School, and his M.B.A. from Dartmouth College, Amos Tuck School of Business in 1983.

JOHN FLEMING, Vice President Development is responsible for the development for the Kirkbride Center. John negotiated and administers all third party tenant contracts, supervises tenant fit-out, budgets, monitors and manages the facility and property, assists in securing, negotiating, and executing all CoreCare Real Estate related financing.

From 1991 through to 1995 John was Managing Director of the Chestnut Hill Health and Fitness Center. He was responsible for the operations of the facility, including all budgeting, managing marketing and strategic planning of the Fitness center.

From 1984 through to 1990 John was Project Manager for St. James Properties and Real Estate sales in Boston; he also supervised and managed the renovation and leasing of small to medium size commercial office buildings in downtown Boston.

DR. ELLA M. BOWEN, ED.D. currently serves as the Vice President of Community Relations and Public Affairs for CoreCare Systems, Inc. Prior to CoreCare, Dr. Bowen served as the Director/Vice President of Community Relations for Oak Tree/Oxford Health Plans. She also served in several capacities in city government and in education. Her job experiences include serving as the Senior Assistant Managing Director in Mayor Rendell's administration, Youth Services Commissioner for Mayor Goode's administration, Legislative Assistant for Councilwoman Augusta Clark, assistant professor and assistant Dean of Instruction for the School in New Jersey and OLC in Illinois. Dr. Bowen has also worked as an Affirmative Action Consultant in Business and Industry.

Dr. Bowen received her Master's Degree and Doctorate of Education from the University of Illinois. She received her Undergraduate Degree in Business from the University of Maryland, Eastern Shore. She is currently an adjunct professor in Education at Rowan University and hosts a monthly radio program called "Mind, Body and Soul" on WHAT Radio. Her other activities include serving on such boards as Special Olympics, Big Brother/Big Sister, PAL, PUSH, Mayor's Coordinating Office for Drug & Alcohol Programs, Philadelphia Fight, Black Family Reunion Center and the National Forum and Black Public Administrators. She has published several books and articles and is well known as a dynamic motivational speaker both locally and nationally.

MEG GIVNISH-MERCER, Vice President for Education and Training, CoreCare Systems, Inc. She is also a member of the faculty for the Graduate School of Health and Education at St. Joseph's University. From 1974 until 1985, Ms. Givnish-Mercer was a key member of the management team that purchased and developed the Horsham Clinic. She worked as both a clinical leader and an administrative liaison during those years.

Ms. Givnish-Mercer holds a degree from Chestnut Hill College, Beaver College and Summit University. She has been a member of Who's Who of American Women since 1985 and was awarded a television Emmy for her writing, directing and narrating the one time special "What Will We Do About Momma?", a thought provoking dramatic attempt to care for elderly parents.

She is certified as a Trainer and Practitioner by the American Board of Examiners in Psychodrama, group Psychotherapy and Sociometry. In this capacity, she has trained hundreds of clinicians throughout the United States.

She is also well known for her energizing presentations, management-training seminars as well as for her clinical seminars for Psychotherapists, teachers and other members of the helping professions. Ms. Mercer joined the Company in 1992 as a senior manager/clinician of Lakewood Retreat, Inc.

DANIEL B. LOPRETO, PH.D., Vice President of Care Systems Management came to CoreCare Systems, Inc. after directing the Care Management Department at Green Spring of Eastern Pennsylvania, the third largest managed behavioral health company in the country. Dr. LoPreto directed a department of over thirty psychiatrists and mental health professionals who were responsible for managing the mental health and substance abuse services to approximately 3 million covered lives in Pennsylvania, New Jersey and Delaware. Originally recruited to the position of CoreCare's Director of Adult Continuum, he assumed his current position upon CoreCare's acquisition of Kirkbride Center. He has worked within private psychiatric hospitals, outpatient clinics and managed care as both a clinician and administrator for 15 years.

Dr. LoPreto is licensed as a Psychologist in both Pennsylvania and New Jersey and is board-certified in the specialty area of applied psychophysiology. He is a Diplomat of the American Board of Quality Assurance and Utilization Review Physicians and is a Diplomate of the American College of Forensic Examiners, Board of Examiners, Board of Psychological Specialties. Dr. LoPreto provides peer reviews, independent medical examinations and disability evaluations for numerous insurance companies in both Pennsylvania and New Jersey. He is one of only two psychologists chosen and approved to participate in Southeastern Pennsylvania Transit Authority's panel of professional providers of service to SEPTA employees.

JEFFREY FRIEDMAN, PH.D., L.S.W., has been serving as the Clinical Director of the Westmeade Center at Warwick since joining the Company in May of 1998. Dr, Friedman has worked with private psychiatric hospitals, residential centers, schools, outpatient clinics, and managed care for twenty years specializing in the treatment of adolescents and their families. Prior to joining CoreCare, Dr, Friedman was Directors of Family Therapy at the Renfrew Cnter from 1994 to 1995, and Chief Social Worker of the Substance Abuse Unit at the Horsham Clinic from 1984 to 1989. Dr. Friedman completed his Doctorate at the University of Pennsylvania School of Social Work in May of 1997 where his dissertation focused on the identification of family characteristics that contribute to suicidal behavior among urban adolescents. Dr. Friedman is also known for his presentations and training seminars for all members of the helping profession especially regarding the assessment and treatment of "at risk" behavior among adolescents, including a national presentation on "The Web of Cross Addiction" in 1990 in Washington, D.C. Dr. Friedman is a Pennsylvania licensed Social Worker and a 1984 graduate of the Family Institute of Philadelphia.

ROBERTA K. MAINIERO, has been Controller of the company since July 1997. She has a B.S. in Business Administration and Accounting from Wagner College, Staten Island, NY and an MBA with concentration in Accounting from Sacred Heart University, Fairfield, CT. Ms. Mainiero joins CoreCare Systems, Inc. after five years at CMI with diverse accounting and Physician practice management responsibilities. Previously Ms. Mainiero worked over 8 years in accounting, not only to the banking industry but also service and pharmaceutical industries.

RICHARD BRAAM, C.P.A., joined CoreCare in January 1998 as Assistant to the Chairman, and was subsequently promoted to Assistant Vice President, Finance. From 1991 to 1997, Mr. Braam was employed as a civil servant with the United States Air Force at Malcolm Grow USAF Medical Center, Andrews Air Force Base, Maryland in a variety of positions including Health Systems Specialist; Budget Analysis; Budget Officer; Assistant Director, Medical Resource Management; and Director, Medical Resource Management. Previously, Mr. Braam spent eight years from 1983 to 1991 in active service in the United States Air Force in Medical Administration with assignments that included USAF Clinic, Howard Air Force Base, Republic of Panama; USAF Regional Hospital, RAF Lakenheath, United Kingdom; and Malcolm Grow USAF Medical Center, Andrews Air Force Base, Maryland. Mr. Braam received his Associate of Applied Science, Business Administration at Charles County Community College in 1996, and his B.S. in Accounting at the University of Maryland University College in 1997.

ELLEN C. LOUGHREY, R.N. serves as Director of Human Resources for CoreCare Systems, Inc. and affiliated companies, based at Kirkbride Center. Ellen comes to CoreCare with a broad base of experience in human resources in the health care field. Most recently Ellen was Vice President of Clinical Services for General Healthcare Resources, a nursing recruiting company operating nationwide. Prior to that, Ellen was the Director of Human Resources at Sacred Heart Hospital in Norristown, PA. Ellen has also been Principal for Healthcare Management Consultants, Blue Bell, PA. Her professional experience also includes  nursing  practice,  nursing  education,  marketing  and  sales  of
Contract/Clinical Services. In addition, she has experience in public speaking and strategic planning. Ellen has chaired numerous committees and conducted nursing support groups and has developed and implemented a biculturism program for nurses. Ellen is AACN certified in Human Resource Management. She studied Nursing at PMH and Penn State University and received her Masters in Healthcare Administration from LaSalle University.

ITEM  6  -          EXECUTIVE  COMPENSATION6  -          EXECUTIVE  COMPENSATION

(A)  GENERAL:
------------

     For the fiscal years ended December 31, 1996 and 1997 neither of the Company's Chief Executive Officer or President received any compensation from the Company. In order to reflect a fair estimate of the cost of services provided by the Company's Chairman of the Board, Thomas T. Fleming, and President, Rose S. DiOttavio, in this period, the Company charged operations with $144,000 in 1997, or $72,000 for each, and credited a like amount to paid in capital. Mr Fleming and Ms. DiOttavio have each received annual salaries of $156,000 commencing March 1998, which salaries, the Company believes, are below industry standards. Mr. Flaherty is not expected to receive any compensation from the Company during 1998.

(B)            SUMMARY  COMPENSATION  TABLE:
               ----------------------------

     The following summary compensation table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the next four most highly compensated executive officers during the year ended December 31, 1997.

     SUMMARY  COMPENSATION  TABLE

1997  ANNUAL COMPENSATION    SUMMARY COMPENSATION TABLE  LONG  TERM COMPENSATION




                                                                            All Other        Restricted      Securities
Name and Principal Position                   Salary     Bonus             Compensation        Stock     Underlying Options
----------------------------------------------------------- -----------  --------------- -------------  -----------------
Thomas Fleming, Chairman . . . . . . . . .  . -0-(1)     -0-(1).   $7,389   car allowance(3)   -0-            -0-
Of the Board and Chief Executive Officer
Rose S. DiOttavio,  President. . . . . . . .  -0-(1)     -0-         -0-                       -0-            -0-

David Baron, Executive Vice President (2). .$159,733     -0-         -0-                       -0-          Option for
                                                                                                           100,000 shares
Richard C. Beatty, Executive Vice            $55,565   $2566.65      -0-                       -0-       Options for 40,000
 President and Corporate Secretary(2)                                                                  shares of Common Stock
James Lawler (Deceased),. . . . . . . . .    $34,616     -0-       $7,389   car allowance(3)   -0-       Option for 25,000
Senior Vice President(2).                                                                              shares of Common Stock
======================================================================  =======================  =====  =======================



(1) The Company charged operations with $144,000 in 1997, or $72,000 for each of Mr. Flemin and Ms. DiOttavio, and credited a like amount to paid in capital.

(2) These officers joined the Company during 1997, and compensation shown is actual compensation received for part of fiscal year ended 1997.

(3) Amount shown is rental amount for a twelve month period. Mr. Lawler only received use of a company car at the time he joined the company in July 1997.


(C)		Options/SAR Grants

(a). .              (b)                (c)                (d)                 (e)
------------------  ---------------    ---------------    -----------------    -----------
Year ended 1997
------------------
Name                Number of          %Total Options/    Excercise or Base    Expiration
                    Securities         SARS Granted to    Price ($/Sh)         Date
                    underlying         Employees in
                    Options/SARS       Fiscal Year
                    Granted
                    --------------------------------------------------------  ---------
Thomas T. Fleming.    -0-                 -0-
                    --------------------------------------------------------  ---------
Rose S. DiOttavio.    -0-                 -0-
                    --------------------------------------------------------  ---------
David Baron. . . .   100,000              23%               $ 1.25/sh           7/15/02
                    --------------------------------------------------------  ---------
Richard C. Beatty.    40,000               9%               $ 1.50/sh       9/21/02-7/11/02
                    --------------------------------------------------------  ---------
James Lawler . . .    25,000              5.8%              $ 1.25/sh           9/21/02
                    --------------------------------------------------------  ---------



(D)        AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE:
           --------------------------------------------------------------------

     During the fiscal year ended December 31, 1997, no executive officer of the Company exercised any options. Other than David Baron, James Lawler, John Fleming, and Richard Beatty as of December 31, 1997, no executive officer of the Company owned any unexercised options or SARs.

(E)          LONG-TERM  INCENTIVE  PLANS:    None.
             ---------------------------

(F)          COMPENSATION  OF  DIRECTORS:
             ---------------------------

     During the fiscal year ended December 31, 1997, no director of the Company received any compensation for any services provided in such capacity. Directors of the Company are reimbursed for expenses incurred by them in connection with their activities on behalf of the Company.

(G)     EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
        ------------------------------------------------------------------------
ARRANGEMENTS:
------------

     The Company and/or its subsidiaries have no employment agreements with any of its executive officers.

(H)          REPORT  ON  REPRICING  OF  OPTIONS/SARS:    Not  Applicable.
             ---------------------------------------

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company believes that the terms of the transactions described below were as favorable to the Company as would have been obtained by the Company in arms-length negotiation with non-affiliated entities.

     From time to time Thomas Fleming and Rose DiOttavio have made advances to the Company. A substantial portion of these advances consisted of funds from bank financings obtained by Mr. Fleming and Ms. DiOttavio personally, which they then lent to the Company upon the same terms which they had obtained from the banks.

     As of December 31, 1997, Mr. Fleming and Ms. DiOttavio advanced $1,013,428 to the Company of which $386,000 for funds which they had borrowed from banks and re-lent to the Company.

PERSONAL  GUARANTEES  BY  PRINCIPAL  STOCKHOLDERS
-------------------------------------------------

The Company's subsidiaries have approximately $3,300,000 in lines of credit and term loans which either are loans made directly to the Company or its subsidiaries which are secured by personal guarantees and collateral of Thomas Fleming, Rose DiOttavio, and in some cases, other members of the Fleming family.

FEDERAL  DEVELOPMENT  COMPANY
-----------------------------

In October 1996, the Company entered into a Development Management Agreement with Federal Development Company, LLC. ("Federal"). Mr. Christopher Fleming, the son of Thomas T. Fleming, the Chairman of the Company, is a senior officer of Federal. The Company and Federal have agreed to terminate this cont-ract effective February 1998, except for certain performance fees with respect to the refinancing of the Kirkbride Center and commissions earned for leases concluded. The terms and conditions relative to the termination of this Agree-ment are still being negotiated as of the date of this registration statement. Since the effective date of the Contract, the Company has paid Federal approx-imately $227,000 in cash and stock for development and performance fees.

CONVERSION  OF  SERIES  B  CONVERTIBLE  PREFERRED  STOCK
--------------------------------------------------------

     On June 30, 1996, the six Series B Convertible Preferred stockholders, including Mr. Fleming, converted their preferred shares and accrued dividends into Common Stock. The conversion ratio is 92 shares of Common Stock per share of Series B Convertible Preferred Stock. The aggregate number of common shares issued was 725,903. The conversion also included accrued and unpaid interest on the CoreCare Notes totaling $124,582.21 at $1.00 per share.

     See Item 4 "Recent Sales of Unregistered Securities" for descriptions of certain transactions involving acquisitions by the Company.

ITEM  8  -  DESCRIPTION  OF  SECURITIES8  -  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value per share, of which 15,617,782 shares are outstanding as of July 1, 1998, and 5,000,000 shares of Preferred Stock, as to which the Board of Directors has the power to designate the rights, terms, preferences, etc. Of the initially undesignated Preferred Stock 10,000 shares have been designated as Series A Preferred Stock; 25,000 shares have been designated Series C Convertible Preferred Stock; 15,000 shares have been designated as Series D Preferred Stock; 13,250 shares have been designated as Series E Convertible Preferred Stock; and 6,000 shares have been designated as Series F Convertible Preferred Stock.

COMMON  STOCK
-------------

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share. As of July 1, 1998, 15,617,782 shares were issued and outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

     The rights of holders of Common Stock to receive dividends are subject to the dividend rights of the holders of Preferred Stock, as described below. Similarly, the rights of holders of Common Stock, upon liquidation or dissolution of the Company, are subject to the preferences afforded to holders of the Company's Preferred Stock.

     The  Common  Stock  has  no  preemptive  or  other  subscription rights, no cumulative voting rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

PREFERRED  STOCK
----------------

     Holders of Preferred Stock vote as a class with holders of Common Stock, except that without the vote or consent of the holder of at least 67% of the respective Preferred Stock then outstanding, the Company may not (i) create or issue any class or series of capital stock ranking, either as to payment of dividends, distribution of assets or redemptions, prior to the Preferred Stock,
(ii) alter or change the designations, powers, preferences, or rights, or the qualifications, limitations or restrictions of the Preferred Stock.

     Holders of Series B, C, D, E, and F Preferred Stock are entitled to vote in the election of directors and on all other matters submitted to stockholders for their approval or consent. None of the Preferred Stock has any cumulative voting rights. The number of votes is equal to the number of shares of Common Stock into which their Preferred Stock is convertible at the time of the meeting at which the vote is cast or, in the case of an action of stockholders taken without a formal meeting, on the date of such action, except that each Preferred A and D shares, which have no conversion rights, are entitled to 65 and 50 votes, respectively, per share.

SERIES  A  PREFERRED  STOCK
---------------------------

     The Company has authorized 10,000 shares of Series A Preferred Stock, $.001 par value per share, of which 6,000 shares are issued and outstanding as of the date of this Registration Statement. The Company's Series A Preferred Stock has a liquidation value of $100.00 per share ($600,000 in the aggregate) in liquidation of the Company; a preference over Common Stock to the extent of its liquidation value; and is entitled to annual dividends in the amount of $4.00 per share (i.e., an annual rate of four (4%) percent) payable semi-annually in arrears unless and until a "Dividend Reset Event" occurs. After a Dividend Reset Event, the annual dividend rate on Series A Preferred will be increased from four (4%) percent to a rate equal to the "prime rate" as published in the Wall Street Journal as of the last business day preceding the Dividend Reset Event plus six (6%) percent. The Series A Preferred is redeemable by the Company, at liquidation value, in whole or in part, at any time after a Dividend Reset Event, upon not less than thirty (30) days written notice.

     The term "Dividend Reset Event" is defined to mean either (a) a public offering of equity securities by the Company or any corporation which owns 50% or more of all classes of the Company's common stock then outstanding (hereinafter, a "Parent of the Company") which results in the Company's receipt (or receipt by the Parent of the Company) of not less than $5,000,000 net of offering underwriting discounts and commissions, or (b) either the Company and/or the Parent of the Company, on a consolidated basis, having as of any fiscal year-end stockholders' equity of $12,000,000 or more.

     The Company has the right to redeem the Series A Preferred Stock after the Dividend Reset Date and upon not less than 30 days notice at $100.00 per share plus accrued dividends.

SERIES  B  CONVERTIBLE  PREFERRED  STOCK
----------------------------------------

     The Company has authorized 7,000 shares of Series B Convertible Preferred Stock. All previously outstanding shares of Series B Preferred were converted on June 30, 1996, and as of the date of this Registration Statement, there were no shares of Series B Preferred outstanding.

     Holders of Series B Preferred are entitled to receive annual dividends equal to the dividends payable on Series A Preferred Stock, and to convert shares of Series B Preferred into Common Stock on the basis of 92 shares of Common Stock per share of Series B Preferred Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series B Preferred Stock has a liquidation value of $100.00 per share in liquidation of the Company.

     The Company has the right to redeem the Series B Shares at $100 per share plus accrued dividends upon not less than thirty (30) days written notice.

SERIES  C  CONVERTIBLE  PREFERRED  STOCK
----------------------------------------

     The Company has authorized 25,000 shares of Series C Convertible Preferred Stock, of which 8,147.3 shares are issued and outstanding as of the date of this Registration Statement. Holders of shares of Series C Convertible Preferred Stock (the "Series C Preferred") are entitled to annual dividends of $6.00 per share, payable semi-annually.

     Each share of Series C Preferred are convertible at the option of its holder into 66.67 shares of Common Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series C Preferred Stock has a liquidation value of $100.00 per share plus in liquidation of the Company; and is superior in rank to all other stock of the Company except for Preferred Series E which shares the same rank.

     The Company has the right to redeem the Series C Shares at $100 per share plus accrued dividends upon not less than thirty (30) days written notice.

SERIES  D  PREFERRED  STOCK
---------------------------

     The Company's Board of Directors has designated 15,000 shares of its Preferred Stock as Series D Preferred Stock, of which no shares are issued and outstanding as of the date of this Registration Statement. Holders of shares of Series D Preferred Stock (the "Series D Preferred") will be entitled to annual dividends of $6.00 per share, payable semi-annually. Series D Preferred Stock has a liquidation value of $100.00 per share in liquidation of the Company and is equal in rank to the Series A Preferred.

     The Company has the right to redeem the Series D Shares at $100.00 per share plus accrued dividends upon not less than thirty (30) days written notice.

SERIES  E  CONVERTIBLE  PREFERRED  STOCK
----------------------------------------

     The Company's Board of Directors has designated 13,250 shares of its Preferred Stock as Series E Preferred Stock, of which 9,933.72 shares are issued, and outstanding as of the date of this Registration Statement. Holders of shares of Series E Preferred Stock (the "Series E Preferred") are entitled to annual dividends of $6.00 per share payable semi-annually.

     Prior to the Series E Redemption Date, each share of Series E Preferred are convertible at the option of its holder into 100 shares of Common Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series E Preferred Stock has a liquidation value of $100.00 per share in liquidation of the Company, and is superior in rank to all stock of the Company except for Series C which shares the same rank.

     After October 26, 2000, the Company has the right to redeem the Series E Shares upon not less than 30 days written notice at $100.00 per share plus accrued dividends. On or after October 26, 2005, holders of Series E Shares have the right to require the Company to redeem shares not previously converted or redeemed.

SERIES  F  CONVERTIBLE  PREFERRED  STOCK
----------------------------------------

     The Company's Board of Directors has designated 6,000 shares of its Preferred Stock as Series F Convertible Preferred Stock, of which 2,870.6 shares are issued and outstanding as of the date of this Registration Statement. Holders of shares of Series F Convertible Preferred Stock (the "Series F Preferred") are entitled to annual dividends of $6.00 per share, payable semi-annually.

     Each share of Series F Preferred are convertible at the option of its holder into 50.00 shares of Common Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series F Preferred has a liquidation value of $100.00 per share in liquidation of the Company, and is equal in rank to Series A Preferred.

     The Company has the right to redeem the Series F Shares upon not less than thirty (30) days written notice at $100.00 per share plus accrued dividends.

UNDESIGNATED  PREFERRED  STOCK
------------------------------

     The Company's Board of Directors presently has the authority by resolution to issue up to 4,923,750 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to the Company's Articles of Incorporation or any other proposed corporate action, including business combinations and other transactions.

OUTSTANDING  WARRANTS/OPTIONS
-----------------------------

     Prior to the date of this Registration Statement, the Company had issued the following outstanding Warrants or Options to purchase Common Stock:

A. Series WC and WD Warrants issued from December 1, 1995 to February 16, 1996 exercisable for a total of 581,716 shares at an exercise price of $1.125 per share with an expiration date of December 31, 1996, extended by amendment to April 1, 2002 (provided that the expiration date will be extended until such time as the Company shall have processed a registration statement covering the warrant shares and such registration statement shall have been effective for 90 days)

B. Warrant issued October 1, 1995 exercisable for 50,000 shares at an exercise price of $2.00 per share with an expiration date of October 17, 1997 (provided that the expiration date shall be extended until such time as the Company has processed a registration statement covering the warrant shares and such registration statement has been effective for 90 days)

C. Warrant issued October 1995 exercisable for a number of shares equal to 10% of the Common Stock outstanding on the date of exercise. In determining the number of shares outstanding, all securities convertible into common stock are deemed converted; with an exercise price of $2.00 per share with escalation provisions of $.50 per share on October 18, 1997, and each October 18 thereafter, to a maximum of $3.50 per share. The expiration date is October 17, 2000 (provided that the expiration date shall be extended indefinitely until the Company has processed a registration statement covering the warrant shares and such registration statement has been in effect for 90 days)

D. Warrants issued between June 10, 1996 and August 2, 1996 exercisable for a total of 658,333 shares at exercise prices ranging from $1.00 to $1.50 per share with expiration dates of June 10, 2001 to August 2, 2001

E. Warrants issued October 1, 1996 exercisable for 4,000 shares at an exercise price of $2.50 per share with an expiration date of October 31, 2001

F. Series E Warrants issued October 4, 1996 exercisable for a total of 433,899 shares at an exercise price of $3.00 per share with expiration dates of October 4, 2002 (See "Part II, Item 4, Recent Sales of Unregistered Securities)

G. GL Warrants issued December 20, 1996 exercisable for a total of 126,567 shares at an exercise price of $1.50 per share with an expiration date of December 1, 2002 (provided that the expiration date will be extended until such time as the Company shall have processed a registration statement covering the warrant shares and such registration statement shall have been effective for 180 days)  (See  "Part  II,  Item  4,  Recent  Sales  of  Unregistered  Securities)

H. Series IAF Warrants issued February 14, 1997 exercisable for a total of 95,000 shares at an exercise price of $1.50 per share with an expiration date of January 31, 2002 (provided that the expiration date will be extended until such time as the Company shall have processed a registration statement covering the warrant shares and such registration statement shall have been effective for 180 days)  (See  "Part  II,  Item  4,  Recent  Sales  of  Unregistered  Securities)

I. Warrants issued between March 5, 1997 to December 19, 1997 exercisable for a total of 82,500 shares at exercise prices ranging from $.80 to $1.50 per share with expiration dates of December 31, 2000 to December 31, 2004

J. Warrant authorized to be issued May 30, 1997, issued July 10, 1998 exercisable for 50,000 shares at an exercise price of $2.00 per share with an expiration date May 30, 2001

K. Options issued between November 26, 1997 and January 30, 1998 exercisable for a total of 430,553 shares at an exercise price of $.90 per share with expiration dates of November 25, 2002 to January 30, 2003 (See "Part II, Item 4, Recent Sales of Unregistered Securities)

L. Options issued between November 26, 1997 and January 30, 1998 exercisable for a total of 430,552 shares at an exercise price of $.90 per share with expiration dates of November 26, 2002 to January 30, 2003 (See "Part II, Item 4, Recent Sales of Unregistered Securities)

M. Warrants issued June 24, 1998 and July 24, 1998 each exercisable for 25,000 shares at an exercise price of $1.00 per share with an expiration date of June 30, 2002 (See "Part II, Item 4, Recent Sales of Unregistered Securities)

A number of the Warrants described above contain antidilution provisions that are triggered by events such as, among others, the issuance by the Company of shares at a purchase price less than the stated exercise price of the Warrants. The triggering events have been recognized, appropriate calculations have been made on the Company's books, and the overall impact on the number of shares issuable and the purchase price therefor is immaterial.

1996  EMPLOYEE  STOCK  PLAN
---------------------------

On July 8, 1996, the Company adopted an employee stock plan pursuant to which 800,000 shares of the Company's authorized but unissued shares of Common Stock were reserved for issuance in connection with grants of stock to and the exercise of options by employees under such plan. Since the adoption of the plan through July 1998, 237,000 shares of stock have been granted and options for 560,000 shares have been granted and are outstanding of which options to acquire no shares have been exercised.

TRANSFER  AGENT
---------------

The Company's transfer agent is StockTrans, Inc., 7 East Lancaster Avenue, Ardmore, PA 19003-2318.

ANTI-TAKEOVER  PROVISIONS
-------------------------

     Although the Board of Directors is not presently aware of any takeover attempts, the Certificate of Incorporation and Bylaws of the Company and Nevada law contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

     Authorized  but  Unissued  Shares:    The  authorized  capital stock of the
     ---------------------------------
Company includes 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. These shares of capital stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans, and other similar purposes which could include public offerings or private placements. Shares of Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company without any further action by the stockholders.

     No  Cumulative Voting:  Neither the Company's Articles of Incorporation nor
     ---------------------
its Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. With cumulative voting, a stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

------
PART  IIII
----------

ITEM 1 -     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
OTHER  SHAREHOLDER  MATTERS1  -          MARKET  PRICE  OF  AND DIVIDENDS ON THE
REGISTRANT'S  COMMON  EQUITY  AND  OTHER  SHAREHOLDER  MATTERS


(A)          MARKET  INFORMATION
             -------------------

     The Company's Common Stock is traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "CRCS". The following table sets forth the high and low bid prices quoted for the Company's Common Stock since January 1, 1996.






                             HIGH          LOW
                      CALENDAR YEAR 1996
  FIRST QUARTER. . .               1 5/8      1
  Second Quarter . .               3 3/8  1 3/8
  Third Quarter. . .                   2      1
  Fourth Quarter . .               3 7/8  2 5/8
  CALENDAR YEAR 1997
  FIRST QUARTER. . .               1 7/8   11/5
  Second Quarter . .               1 7/8  0.3/4
  Third Quarter. . .                   2  0.3/4
  Fourth Quarter . .               1 1/8  22/32
  CALENDAR YEAR 1998
  FIRST QUARTER. . .                1.03    .81
  Second Quarter . .             1 24/25  24/25






     -67-
     -67-


(B)          HOLDERS
             -------

     As of July 1, 1998, there were approximately 583 record holders of the Company's Common Stock.

(C)            DIVIDENDS
               ---------

     The  Company  has  never  declared or paid any cash dividends on its Common
Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. In addition, dividends on Common Stock cannot be paid until all dividends in arrears on the preferred stock have been paid. The payment of dividends on Common Stock will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the
Company,  contractual  restrictions  and  general  business  conditions.    The
Company's term loan and revolving credit facility prohibits the payment of dividends without the consent of the lenders.

     For information concerning dividend rights of holders of the Company's Preferred Stock, see "Part I, Item 8 - Description of Securities".

ITEM  2  -          LEGAL  PROCEEDINGS2  -          LEGAL  PROCEEDINGS

An affiliate of UNION CHELSEA NATIONAL BANK, holds a mortgage foreclosure judgment against property comprising the site of CENTER AT LAKEWOOD which is owned by LAKEWOOD RETREAT, INC., a subsidiary of CRCS. Pursuant to a loan modification agreement executed in April 1995, and further extension agreements, Union Chelsea agreed to take no action to enforce this judgment before September 16, 1996. CRCS has requested continued forbearance by the lender while CRCS attempts  to  sell  the  property  or refinance the mortgage.  The lender, while cooperating with CRCS to sell the property, has not agreed to any further extensions. If the lender were to commence enforcement of its foreclosure judgment, CRCS would be required to submit the Deed in satisfaction of the indebtedness or seek bankruptcy court protection for the subsidiary which holds title to the property.

In July, 1996, a lawsuit was filed in the Superior Court of New Jersey, Somerset County by certain therapists formerly associated with CRCS subsidiaries, AMERICAN INSTITUTE FOR BEHAVIORAL COUNSELING, INC. and PENN INTERPERSONAL COMMUNICATIONS, INC. The complainant names these subsidiaries as defendants as well as CRCS, Anthony and Marlene Todaro, Thomas Fleming and Rose DiOttavio. The suit alleges that the Plaintiffs were damaged because the fees charged, by CRCS' subsidiaries for providing office space and management services, exceeded the reasonable value of the services provided. The suit also claims that CRCS' subsidiaries have not remitted to the Plaintiffs an unspecified amount of fees collected from patients by the subsidiaries which allegedly were to have been remitted to the plaintiffs. The suit also alleges that the defendants tortuously interfered with the plaintiffs' contractual relationships with patients and managed care companies and defamed the plaintiffs. The complaint does not specify the damages sought by the plaintiffs. Management does not believe there is any validity to these claims. CRCS does not believe that the ultimate resolution of this litigation will have a material, adverse effect upon the business, finances or affairs of CRCS.

In September 1996, a lawsuit was filed in Court of Common Pleas for Philadelphia County by Jane Doe, a minor who alleges that while a patient at Westmeade at Warwick she was raped by a Westmeade employee. In addition to Westmeade Healthcare, Inc. the plaintiff has named CRCS and a number of then Westmeade employees as defendants in the action. Counsel for the plaintiff has demanded the full extent of available insurance coverage to settle the matter, and defendant CRCS has demanded that the insurance carriers settle for such amount. Although management of CRCS believes the matter will be resolved within the limits of its insurance coverage, there can be no assurance that the insurance carriers will agree to pay the full extent of coverage, or that Plaintiff will in fact accept such amount to settle the dispute. If the matter proceeds to trial there can be no assurance that the verdict will be favorable to defendant, or that a verdict against defendant will not be in excess of the policy limits.

CRCS is subject to professional malpractice and related claims from time to time in the ordinary course of business. CRCS maintains insurance against such claims. Insurers are defending all such claims, and, except as discussed above, CRCS is confident that its ultimate liability or settlement obligation in such claims will be within policy limits.

ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not  Applicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES4 - RECENT SALES OF UNREGISTERED SECURITIES

     The following sales of securities of the Company took place as indicated below. Unless otherwise described, all such sales were a result of transactions that were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act, and the shares of the Company's Common Stock issued (or issuable in the case of warrants or options granted) were "restricted securities" as that term is defined in Rule 144 and may be resold only in compliance with registration provisions of the Securities Act or an exemption thereunder.

SHARES  ISSUED  FOR  SERVICES  -  1998
--------------------------------------

As of July 1, 1998, the Company issued a total of 711,444 shares of Common Stock to four consultants and advisors of the Company for consulting and other services rendered.

ACQUISITION  OF  ASSETS  OF  PREFERRED  MEDICAL  SERVICES,  INC.
----------------------------------------------------------------

On April 15, 1998, the Company acquired certain assets and scheduled liabilities of Preferred Medical Services, Inc. ("Preferred"), a billing and practice management business. Pursuant to the terms of the Assets Acquisition Agreement, the Company issued on May 4, 1998 a total of 250,000 shares of Common Stock to stockholders of Preferred.

1998  -  SHARES  ISSUED  TO  EMPLOYEES  UNDER  COMPANY  1996  STOCK  PLAN
-------------------------------------------------------------------------

Out of the shares reserved for issuance pursuant to the Company's 1996 Stock Plan, as of July 1, 1998, the Company issued a total of 62,300 shares of Common Stock to a total of 199 employees of the Company. These transactions were exempt from registration under the Securities Act pursuant to Rule 701 under the Securities Act. The shares of Common Stock issued are restricted securities as that term is defined in Rule 144 and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

FEBRUARY  1998  INVESTMENT
--------------------------

In consideration of the payment of $.50 per share, on February 26, 1998, the Company issued a total of 250,000 shares of Company Stock to two accredited investors. In connection with the sale, the company further agreed that for a period of one year beginning May 18, 1998, the investors shall have the right to require the Company to repurchase the shares for $1.00 per share. The transactions with the investors were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The shares of Common Stock issued to the investors are restricted securities as that term is defined in Rule 144 and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

SHARES  ISSUED  FOR  SERVICES  -  1997
--------------------------------------

In 1997, the Company issued 162,500 shares of Common Stock to a total of three consultants or advisors for consulting and other services rendered of which, of which 60,000 were free trading shares under Rule 504. Pursuant to Rule 504(b)(1), the free trading shares are not "restricted securities", as that term is defined in Rule 144, promulgated under the Securities Act ("Rule 144"), and the Company does not intend to impose any restrictions on the resale thereof, except to the extent that such restriction is required by state law.

1997  -  SHARES/OPTIONS  ISSUED  TO  EMPLOYEES  UNDER  1996  STOCK  PLAN
------------------------------------------------------------------------

Pursuant to the 1996 Stock Plan, on May 14, 1997 an aggregate of 30,000 shares of Common Stock were granted to two employees. Also on March 31, May 8, July 11 and September 22, 1997, options to purchase an aggregate of 305,000 shares of Common Stock at exercise prices ranging from $1.00 to $2.12 per share were issued to two advisors and six employees of the Company. The shares of Common Stock issued in this transaction are restricted securities under Rule 144 and may be resold only in compliance with the registration provision of the Securities Act or exemptions thereunder. These transactions were exempt from registration under the Securities Act pursuant to Rule 701 under the Securities Act.

CONVERSION  OF  SERIES  E  PREFERRED  STOCK
-------------------------------------------

On December 1, 1997, the Company issued 331,628 shares of Common Stock to two investment funds, upon the conversion of 3,316.28 shares of Series E Convertible Preferred Stock owned by the investment groups.

 DECEMBER  1997  SETTLEMENT
---------------------------

In December 1997, the Company entered into a settlement agreement with a former advisor. Pursuant to the terms of the agreement, on December 8, 1997, the Company issued to the advisor and his law firm, 17,000 and 13,000 shares, respectively, of free trading stock from the Company's 1997 504 Stock Offering, and 15,000 and 15,000 shares, respectively of the Company's restricted Common Stock. None of the shares were registered under Federal or any state laws. These transactions were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The shares of Common Stock issued to the parties are restricted securities as that term is defined in Rule 144 and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder. Pursuant to Rule 504(b)(1), the free trading shares are not "restricted securities", as that term is defined in Rule 144, promulgated under the Securities Act ("Rule 144"), and the Company does not intend to impose any restrictions on the resale thereof, except to the extent that such restriction is required by state law.

NOVEMBER  BRIDGE  LOAN
----------------------

Between November 1997 and January 1998, in separately negotiated transactions, the Company borrowed a total of $775,000 from two individual, accredited investors, for an initial term of 90 days with provisions for automatic extensions for additional 90 days. As additional compensation for making the loans, the Company issued an aggregate of 286,800 shares of Common Stock, and Options to purchase an aggregate of 430,553 shares of Common Stock at an exercise price of $.90 per share with expiration dates from November 25, 2001 to January 30, 2003. The transactions with the lenders were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The shares of Common Stock issued to the lender, and the shares underlying the warrants if exercised, are restricted securities as that term is defined in Rule 144 and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

ACQUISITION  OF  QUANTUM  MANAGED  MENTAL  HEALTH  SYSTEMS,  INC.
-----------------------------------------------------------------

On July 3, 1997, the Company acquired 100% of the outstanding common stock of Quantum Managed Mental Health Systems, Inc. in exchange for 200,000 shares of the Company's Common Stock issued to its sole selling stockholder. As part of the transaction, the Company entered into a consulting agreement with the selling stockholder, pursuant to which the consultant is to be and has been issued 1,000 shares of the Company's Common Stock per month since August 8, 1997 during the three year term unless the agreement is sooner terminated. These transactions were exempt from registration under the Securities Act pursuant to
Section 4(2) of the Securities Act. The shares of Common Stock issued in connection therewith are restricted securities as that term is defined in Rule 144 and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

1997  NOTE  INVESTMENT
----------------------

On June 23, 1997, the Company borrowed the sum of $530,000 from an investment group evidenced by a Promissory Note ("Note") that provided for interest to accrue at the rate of 11% per annum, and a warrant to purchase 500,000 shares of the Company's Common Stock with an exercise price of $2.00 per share. In consideration of the agreement of the lender in 1998 to waive disputed defaults and otherwise forbear on the repayment of the indebtedness, the Company issued a total of 20,000 shares of Common Stock to the lender, 10,000 on March 18, 1998 and 10,000 shares on May 14, 1998. Pursuant to the terms of the investment agreement, the investors had the right beginning on June 24, 1998 to require the Company to repurchase the Warrant for $1.00 per share ("Put"). On May 5, 1998, the Company paid the outstanding principal balance of the Note in full, and executed a settlement agreement and new promissory note for the amount of the Put ("New Note"). The New Note provides for payments in installments with a balloon payment due on December 31, 1998, or the closing of a sale of contemplated convertible preferred stock offering, which ever occurs first. In addition, the settlement agreement provides that with each installment payment required under the New Note, the Company is to issue a Warrant to purchase 25,000 shares of Common Stock at an exercise price of $1.00 per share and an expiration date of June 30, 2002. On June 24, 1998 and July 24, 1998, the Company issued two installment warrants as above described for an aggregate of 50,000 shares.

MAY  1997  NOTE  AND  WARRANT
-----------------------------

On May 28, 1997, the Company borrowed $50,000 from an accredited investor. The company's obligation to repay this loan is evidenced by a Promissory Note which bears interest at the rate of 11% per annum and is payable May 28, 1998. As additional compensation to the lender, the Company issued warrants to purchase 50,000 shares of common stock at $2.00 per share, with an expiration date of December 31, 2000. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The shares of Common Stock underlying the warrants in this transaction are restricted securities under Rule 144 and may be resold only in compliance with the registration provision of the Securities Act or exemption thereunder.

SETTLEMENT  AGREEMENT  AND  ISSUANCE  OF  COMMON  STOCK  TO  TODAROS
--------------------------------------------------------------------

On  May  6,  1997,  the  Company issued an aggregate of 137,775 shares of Common
Stock to Anthony and Marlene Todaro pursuant to a Settlement Agreement dated April 25, 1997 (the "Settlement Agreement") whereby the employment relationship with the Todaros was terminated.

RULE  504  OFFERING  -  1997
----------------------------

In May, 1997, the Company initiated an equity offering under Rule 504 ("Rule 504"), Regulation D, promulgated under the Securities Act of 1933, as amended (the "Securities Act") of a maximum of $1,000,000 in Common Stock of the Company. A total of 950,000 shares to nine investors were issued or reserved for issuance during 1997 pursuant to such offering for a total amount of $958,800.

The shares in this offering were not registered under Federal or any state laws. Pursuant to Rule 504(b)(1), the shares are not "restricted securities", as that term is defined in Rule 144, promulgated under the Securities Act ("Rule 144"), and the Company does not intend to impose any restrictions on the resale thereof, except to the extent that such restriction is required by state law.

SHARES  ISSUED  AS  INCENTIVE  TO  BOARD  MEMBER
------------------------------------------------

On March 24, 1997 the Company issued 50,000 shares of restricted Common Stock to former member of the Board of Directors as incentive to join the Board of Directors.

CONVERSION  OF  SERIES  D  AND  F  PREFERRED  STOCK
---------------------------------------------------

In 1997, the Company issued 68,000 shares of Common Stock upon the conversion by a holder of 850 shares of Series D Preferred Stock,and 27,096 shares of Common Stock upon the conversion of 250 shares of Series F Preferred Stock.

SHARES  ISSUED  FOR  SERVICES  -  1996
--------------------------------------

In 1996, the Company issued a total of 338,000 shares of Common Stock to four consultants or advisors as compensation for services rendered. Of the total shares issued, 40,000 shares were exempt from registration under Rule 504.

SETTLEMENT  AGREEMENT  AND  ISSUANCE  OF  SHARES
------------------------------------------------

On December 31, 1996, the Company and a former employee entered into a settlement agreement (the "Settlement Agreement") pursuant to which the Company was required to issue 100,000 shares of restricted common stock. Such shares were issued between 1996 and 1998.

NOVEMBER  1996  OFFERING
------------------------

On November 12, 1996, the Company initiated an offering Rule 506, Regulation D, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and amended by Addendum to Private Placement Memorandum dated January 17, 1997, pursuant to which the Company issued to eleven investors Series IAF Warrants to purchase a total of 95,000 shares of the Company's Common Stock at an amended exercise price of $1.50 per share and an expiration date of January 31, 2002; an aggregate of 177,916 shares of Common Stock issued between November 14, 1996 and April 4, 1997; and $207,500 evidenced by 10% Convertible Promissory Notes due January 31, 1998, convertible into the Company's Common Stock at a price of $2.00 per share. In July 1997, one of the noteholders elected to convert his notes  into  31,944  shares  that  were  issued  November  16,  1997.

1996  STOCK  AND  OPTION  GRANTS  TO  EMPLOYEES
-----------------------------------------------

Pursuant to the Company's Stock Plan, during 1996, the Company issued an aggregate of 132,500 shares of Common Stock and options to purchase 285,000 shares of Common Stock to employees of the Company as a reward for service. The exercise price of the options raged from $0.10 to $1.63.

SUBORDINATION  OF  INDEBTEDNESS
-------------------------------

On September 16, 1996, the Company issued 25,000 shares of Common Stock to designees of a lender of the Company as consideration for his agreement to subordinate the payment of his $150,000 note to certain banks.

RULE  504  OFFERING  -  1996
----------------------------

On August 23, 1996, the Company initiated an offering under Rule 504 ("Rule 504"), Regulation D, promulgated under the Securities Act of 1933, as amended (the "Securities Act") of a maximum of 495,000 Units for $1.50 per Unit. Each Unit consisted of one share of the Company's Common Stock and one Series E Warrant exercisable for one share of the Company's Common Stock, at an exercise price of $3.00 per share, for five years beginning one year after the termination date of the offering, which warrants further contained registration rights with respect to the underlying shares. A total of 433,899 shares of Common Stock and warrants to purchase 433,899 shares of Common Stock were issued to 34 investors pursuant to this offering. In addition, the Company issued upon exercise of an option 200,000 of unrestricted shares of Common Stock, valued at $.58 per share to two shareholders in May 1996. On November 30, 1996, the Company also issued 96,733 shares to an investor in the offering who had been erroneously issued a certificate for a lesser amount in exchange for a certicate for 67,333 shares that was cancelled.

The shares and warrants to be issued in this offering have not been registered under Federal or any state laws. Pursuant to Rule 504(b)(1), the shares and warrants are not "restricted securities", as that term is defined in Rule 144, promulgated under the Securities Act ("Rule 144"), and the Company does not intend to impose any restrictions on the resale thereof, except to the extent that such restriction is required by state law. The shares issued upon the exercise of the warrants may be deemed "restricted securities" under federal securities law upon their issuance and subject to restrictions on transfer.

CONVERSION  OF  SERIES  B  AND  C  PREFERRED  STOCK
---------------------------------------------------

During 1996, a total of three Series C preferred stockholders converted a total of 6,546,7 shares of Series C Preferred Stock, including accrued dividends, into 492,070 shares of Common Stock, and a total of six Series B preferred stockholders converted an aggregate of 6,375 shares of Series B Preferred, including accrued dividends, into a total of 725,902 shares of Common Stock.

$500,000  SUBORDINATED  DEBT
----------------------------

On August 2, 1996, the Company borrowed approximately $500,000 from an investment fund. In connection with its borrowings, the Company issued warrants to purchase 200,000 shares of the Company's Common Stock at $1.00 per share, with an exercise period of June 11, 1996 through June 10, 2001 and 458,333 shares of the Company's Common Stock at $1.50 per share, with an exercise period of August 2, 1996 through August 2, 2001.

FORBEARANCE  BY  LENDER
-----------------------

In 1996, the Company issued 15,000 shares of Common Stock to a commercial lender in consideration of its forbearance and other concessions by it with respect to the Company's subsidiary, Lakewood Retreat, Inc. and its Mortgagee.

CONVERSION  OF  NOTE
--------------------

On June 30, 1996, the Company issued 26,447 shares of Common Stock to one holder of a Convertible Note of the Company upon conversion of the principal and accrued interest of the Note. Such Note was issued by the Company on October 10, 1995 for $25,000. The Share of Common Stock issued in this transaction are restricted securities under Rule 144 and may be resold only in compliance with the registration provision of the Securities Act or an exemption thereunder. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

NOTES  AND  SHARES  OF  COMMON  STOCK
-------------------------------------

On June 11, 1996, the Company borrowed $250,000 from an individual accredited investor and stockholder of the Company. The Company's obligation to repay this loan is evidenced by a Promissory Note which initially bore interest at the rate of 7%, later raised to 11%, and is payable June 11, 1997. As additional compensation to the lender for making the loan, the Company issued 50,000 shares of unrestricted Common Stock for no additional consideration. For accounting and securities laws compliance (i.e., Rule 504 offering amount limitations) purposes, the Company valued these shares at $100,000. The loan transaction was exempt under Section 4(2) of the Act, and issuance of the compensation shares was exempt under Rule 504. On August 7, 1997, the Company issued 100,000 shares of Common Stock in consideration of the stockholder's agreement to continue to forbear repayment of the loan. These shares of Common Stock are restricted securities under Rule 144 and may be resold only in compliance with the registration provision of the Securities Act or an exemption thereunder. This transaction was exempt from registration under the Securities Act pursuant to
Section 4(2) of the Securities Act. In consideration for further forbearance under these loans, on April 30, 1998, the Company issued 100,000 shares of restricted stock, and 200,000 shares of unrestricted stock to this investor. The issuance of the 100,000 shares are restricted securities under Rule 144 and may be resold only in compliance with the registration provision of the Securities Act or an exemption thereunder. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The issuance of the 200,000 shares was exempt was exempt under Rule 504.

On December 20, 1996, the Company borrowed the additional sum of $255,900 from this stockholder and investor. The indebtedness is evidenced by a promissory note which initially bore interest at the rate of 7%, later increased to 11%, and is payable April 1, 1997. As additional compensation to the lender for making the loan, the Company issued 114,067 shares of Common Stock and a stock purchase warrant for 114,067 shares with an exercise price of $1.50 per share and an expiration date of January 31, 2002. These shares of Common Stock, and the shares underlying the warrants, are restricted securities under Rule 144 and may be resold only in compliance with the registration provision of the Securities Act or an exemption thereunder. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

NOTES  AND  WC/WD  WARRANTS
---------------------------

Between November 1995 and February 1996, in separately negotiated transactions, the Company borrowed a total of $359,750 from eight individual, accredited investors, for a term of one year from the date of investment. The debts were evidenced by Promissory Notes bearing interest initially at 7% per annum, and later by amendment at 10% per annum. In addition, the investors received warrants to purchase an aggregate of 334,771 shares of the Company's Common Stock at $1.125 per share. None of the investors were previously or are currently affiliated with the Company. The issuance of these securities was exempt from registration under Rule 506 of Regulation D. Subsequently, during 1997 and 1998, the Company, in consideration of the investors' agreements to waive alleged defaults under the notes and to forbear payment, issued warrants to purchase an aggregate of 246,935 shares of the Company's Common Stock at $1.125 per share, and an aggregate of 418,366 shares of the Company's Common Stock. The transactions with the lenders were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The shares of Common Stock issued to the lender, and the shares underlying the warrants if exercised, are restricted securities as that term is defined in Rule 144 and may be resold only in compliance with the registration provisions of the Securities Act or an exemption thereunder.

ISSUANCE  OF  COMMON  STOCK  TO  CONVERT  DEBT
----------------------------------------------

Pursuant to an agreement dated December 31, 1995, the Company on May 14, 1997 issued 50,000 shares of restricted Common Stock to an investor in exchange for all outstanding obligations owed to him by the Company's subsidiary Westmeade Healthcare, Inc. On January 27, 1998, the Company issued 100,000 shares of restricted Common Stock to the invester as payment in full for CoreCare
Behavioral Health Care, P.C., a Pennsylvania professional corporation owned by the investor.

 ACQUISITION  OF  WESTMEADE
---------------------------

On October 27, 1995, the Company acquired Westmeade by means of a merger between a wholly owned subsidiary of the Company and Westmeade, with Westmeade as the surviving corporation. Pursuant to the terms of the merger, 12,750 shares of the Company's Series E Convertible Preferred Stock were issued in exchange for, and to extinguish, certain "Investor Notes" held by four venture capital funds. The aggregate outstanding interest and principal of the Investor Notes at closing was $2,065,000. The four venture capital funds included Philadelphia Ventures, II, L.P. Franklin Capital Associates, and two other funds affiliated with Philadelphia Ventures, II, L.P. At closing, Philadelphia Ventures, II, L.P. received an additional 500 shares of Series E Convertible Preferred Stock pursuant to the merger agreement as compensation for the Company's failure to have Philadelphia Ventures, II, L.P. removed as a guarantor from certain Westmeade debts.

Also pursuant to the merger agreement, the Company issued 300,000 shares of its Common Stock to the holders of Westmeade's preferred stock, all of whom had acquired their shares through institutional venture capital associations and were accredited investors. The holders of Westmeade's common stock did not receive any Company securities.

Also in connection with the Westmeade acquisition, to finance certain of the Company's obligations to finance Westmeade operations arising under the merger agreement, the Company raised $150,000 through the sale of 1,500 shares of its Series F Convertible Preferred Stock at a price of $10.00 per share to 9 individual accredited investors.

Also in connection with the Westmeade acquisition, the Company issued 150,000 shares of Common Stock to New Health Management Inc. ("New Health") to extinguish New Health's rights to participate in the acquisition. In addition, the Company issued 50,000 shares of Common Stock to the lessor of the Westmeade at Wyndmoor facility.

The issuance of all securities in connection with the Westmeade acquisition was exempt from registration pursuant to Section 4(2) and/or Rule 506 of Regulation
D. The securities issued are "restricted securities" as that term is defined in Rule 144 and may be resold only in compliance with registration provisions of the Securities Act or an exemption thereunder.

1995  NOTE
----------

In 1995, the Company borrowed the sum of $100,000 evidenced by a promissory note payable to an investment fund. The note accrued interest at the rate of 12% per annum, is due, was payable on October 17, 1996 and included a warrant to purchase 50,000 shares of the Company's Common Stock. Prior to the time the note was satisfied, and in consideration of the waiver of alleged defaults thereunder and an agreement to forbear the Company on March 23, 1998 issued 10,000 shares of Common Stock to the investment fund.

CHOATE
------

On October 18, 1995, when the Company entered into a consulting agreement with Choate Health Management, Inc., it also provided Choate with a warrant for 10% of the Company's Common Stock at escalating exercise prices over time beginning at $2.00 per share. Due to nonperformance by Choate under the contract, the Company ceased paying management fees and the warrants therefor are in dispute. Choate has since become and inactive entity.

OPTIONS/COMMON  STOCK  UPON  EXERCISE  OF  OPTIONS
--------------------------------------------------

On April 3, 1995, the Company's Board of Directors approved the issuance of an option for 200,000 shares of the Company's Common Stock at $.58 per share to a financial consultant, Phoenix Capital, Inc. On May 22, 1996, the option was exercised, and the Company issued 200,000 shares of unrestricted stock to two stockholders thereunder.

RULE  504  OFFERING  -  1995
----------------------------

In 1995, the Company initiated an equity placement under Rule 504 in which 975,000 shares were sold at $1.00 per share to a total of 29 investors, none of whom prior to or following the purchase was an affiliate of the Company. Shares purchased in this offering were not registered under Federal or any state laws. Pursuant to Rule 504(b)(1), the shares are not "restricted securities" as that term is defined in Rule 144, and the Company did not impose any restrictions on the resale thereof in the offering.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation contains a provision permitted by Delaware law which eliminates the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies that are available for breach of that duty to equitable remedies, such as an injunction or rescission. The provision of the Company's Articles of Incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

     The Delaware statute permits indemnification of directors and employees of a corporation under certain conditions and subject to certain limitations.

     PART  F/S F/S
     ------------

     FINANCIAL  STATEMENTS  STATEMENTS

                                                          PAGE


Independent Auditor's Report                                1

Consolidated  Balance  Sheets  1997-1998                    2

Consolidated  Statements  of  Changes in  Shareholder's
Equity (Deficiency) 1997-1998                               3

Consolidated  Statements  of  Cash  Flows  1997-1998        4

Notes  to  Consolidated  Financial  Statements             5-20

Consolidated  Balance  Sheets Q1 1997                       21

Consolidated  Statements  of  Operations Q1 1997            22

Consolidated  Balance  Sheets Q1 1998                       23

Consolidated  Statements  of  Operations Q1 1998            24





     INDEPENDENT  AUDITOR'S  REPORT



To  the  Shareholders  and  Board  of  Directors
CoreCare  Systems,  Inc.
Wayne,  Pennsylvania


We  have  audited  the  accompanying  consolidated  balance  sheets  of CoreCare
Systems, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of CoreCare Systems, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



SCHIFFMAN  HUGHES  BROWN
April  16,  1998





CORECARE  SYSTEMS,  INC.
CONSOLIDATED  BALANCE  SHEETS
DECEMBER  31,  1997  AND  1996




                              ASSETS

                                                        1997         1996
                                                     -----------  ----------

Current assets:
  Cash. . . . . . . . . . . . . . . . . . . . . . .  $   304,267  $   44,249
  Accounts receivable, net (Note 5) . . . . . . . .    4,955,473   1,597,948
  Prepaid and other current assets. . . . . . . . .      212,367       1,872
  Deferred income taxes . . . . . . . . . . . . . .    1,555,000
                                                     -----------
    Total current assets. . . . . . . . . . . . . .    7,027,107   1,644,069
                                                     -----------  ----------

Contract rights, net of accumulated
 amortization of $531,011 in 1997;
 and $366,183 in 1996 . . . . . . . . . . . . . . .      548,663     514,491
                                                     -----------  ----------

Real estate and other assets held for sale (Note 4)    1,513,723   1,572,846
                                                     -----------  ----------

Property, plant and equipment net (Note 6). . . . .   10,727,385   2,380,721
                                                     -----------  ----------

Other assets:
  Goodwill, net of accumulated amortization
   of $257,598 in 1997; and $159,903 in 1996. . . .    1,801,155   1,898,850
  Deferred finance costs, net of accumulated
   amortization of $241,468 in 1997;
   and $71,525 in 1996. . . . . . . . . . . . . . .      305,354     341,140
  Security deposits . . . . . . . . . . . . . . . .      108,468     117,026
  Restricted cash . . . . . . . . . . . . . . . . .      197,394     206,943
  Deferred income taxes . . . . . . . . . . . . . .    2,228,732
  Other . . . . . . . . . . . . . . . . . . . . . .      247,232
                                                     -----------
                                                       4,645,335   2,563,959
                                                     -----------  ----------

                                                     $24,705,213  $8,676,086
                                                     ===========  ==========






        LIABILITIES  AND  SHAREHOLDERS'  EQUITY

                                                      1997          1996
                                                ----------    ----------

Current  liabilities:
  Line of credit (Note 8) . . . . . . . . . .  $ 1,582,240   $ 1,613,029
  Current portion of:
    Long-term debt (Note 9) . . . . . . . . .   10,203,425     1,593,417
    Lease termination fee payable . . . . . .       38,565        38,565
    Obligations under capital lease . . . . .       71,763        36,959
  Accounts payable. . . . . . . . . . . . . .    2,275,442       809,207
  Advances, officers-shareholders . . . . . .    1,013,428       531,956
  Accrued expenses and payroll taxes payable.    3,779,780       532,577
                                               ------------  ------------
    Total current liabilities . . . . . . . .   18,964,643     5,155,710
                                               ------------  ------------

Long term liabilities:
  Notes payable (Note 9). . . . . . . . . . .    2,192,798     2,751,791
  Lease termination fee payable (Note 10) . .       93,467       130,152
  Obligations under capital leases (Note 12).       23,561
                                               ------------
                                                 2,286,265     2,905,504
                                               ------------  ------------
Commitments and contingencies (Note 10)

Shareholders' equity (Notes 3 and 11):
  Preferred stock . . . . . . . . . . . . . .           36            45
  Common stock. . . . . . . . . . . . . . . .       12,694        10,491
  Additional paid in capital. . . . . . . . .   10,650,975     9,011,392
  Accumulated deficit . . . . . . . . . . . .   (7,209,400)   (8,407,056)
                                               ------------  ------------
                                                 3,454,305       614,872
                                               ------------  ------------

                                               $24,705,213   $ 8,676,086
                                               ============  ============





CORECARE  SYSTEMS,  INC.
CONSOLIDATED  STATEMENTS  OF  OPERATIONS
FOR  THE  YEARS  ENDED  DECEMBER  31,  1997  AND  1996





                                           1997           1996
                                        --------     ---------
Revenue:
  Patient services, net . . . . . .  $10,050,834   $ 5,741,894
  Management services . . . . . . .    1,760,075       717,423
  Health and fitness center . . . .      521,414       564,987
  Rental income . . . . . . . . . .      512 861
                                     ------------
                                      12,845,184     7,024,304
                                     ------------  ------------
Direct costs:
  Patient services. . . . . . . . .    4,753,042     2,561,845
  Management services . . . . . . .      254,269       444,433
  Health and fitness center . . . .      304,055       118,738
                                     ------------  ------------
                                       5,311,366     3,125,016
                                     ------------  ------------

Gross profit. . . . . . . . . . . .    7,533,818     3,899,288
                                     ------------  ------------

Operating expenses:
  Salaries and employee benefits. .    2,716,304     2,011,950
  Selling and administrative. . . .    3,730,504     3,526,479
  Amortization. . . . . . . . . . .      677,067       572,576
  Depreciation. . . . . . . . . . .      279,546       218,936
  Provision for bad debts . . . . .      590,656       374,601
                                     ------------  ------------
    Total operating expenses. . . .    7,994,077     6,704,542
                                     ------------  ------------

Income (loss) from operations . . .     (460,259)   (2,805,254)
                                     ------------  ------------

Non-operating expenses:
  Interest expense. . . . . . . . .    1,844,284       640,008
  Factor fees . . . . . . . . . . .      281,533       110,383
                                     ------------  ------------
                                       2,125,817       750,391
                                     ------------  ------------

Loss before income tax benefit. . .   (2,586,076)   (3,555,645)
                                     ------------  ------------

Income tax benefit. . . . . . . . .    3,783,732
                                     ------------

Net income (loss) . . . . . . . . .  $ 1,197,656   $(3,555,645)
                                     ============  ============

Net income (loss) per common share.  $       .11   $      (.41)
                                     ============  ============

Weighted average number of
 common shares outstanding. . . . .   11,326,617     8,744,842
                                     ============  ============




CORECARE  SYSTEMS,  INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




                                   Additional
                                  Common Stock   Preferred Stock    Paid In    Accumulated
                                  -------------  ----------------
                                     Shares         Par Value        Shares     Par Value      Capital       Deficit
                                  -------------  ----------------  ----------  ------------  ------------  ------------

Balance, December 31, 1996 . . .     7,831,957             7,832      45,190            58   $ 7,382,009   $(4,851,411)

Net loss for the year ended
 December 31, 1996 . . . . . . .    (3,555,645)       (3,555,645)

Issuance of common stock . . . .     1,441,396             1,441   1,486,588     1,488,029
Conversion of preferred stock
 to common stock . . . . . . . .     1,217,973             1,218     (14,072)          (13)       (1,205)
Contributed capital for services       144,000           144,000
                                  -------------  ----------------

                                    10,491,326            10,491      31,118            45     9,011,392    (8,407,056)

Net income for the year ended
 December 31, 1997 . . . . . . .     1,197,656         1,197,656

Issuance of common stock . . . .     1,785,587             1,786   2,056,207     2,057,993
Conversion of preferred stock
 to common stock . . . . . . . .       416,615               417      (4,166)           (9)     (416,624)     (416,216)
                                  -------------  ----------------  ----------  ------------  ------------  ------------

Balance, December 31, 1997 . . .    12,693,528            12,694      26,952            36   $10,650,975   $(6,998,732)
                                  =============  ================  ==========  ============  ============  ============






                                    Total
                                  ----------

Balance, December 31, 1996 . . .  $2,538,488

Net loss for the year ended
 December 31, 1996

Issuance of common stock
Conversion of preferred stock
 to common stock
Contributed capital for services


                                     614,872

Net income for the year ended
 December 31, 1997

Issuance of common stock
Conversion of preferred stock
 to common stock


Balance, December 31, 1997 . . .  $3,454,305
                                  ==========




CORECARE  SYSTEMS,  INC.
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
FOR  THE  YEARS  ENDED  DECEMBER  31,  1997  AND  1996



                                                           1997           1996
                                                           ----           ----
Cash  flows  from  operating  activities:
  Net income (loss). . . . . . . . . . . . . . . . .  $ 1,197,656   $(3,555,645)
  Common stock issued for services
    and interest expense . . . . . . . . . . . . . .      690,766       313,000
  Contributed capital for services . . . . . . . . .      144,000
  Non-cash adjustments to reconcile net loss to
   net cash provided by operating activities:
    Deferred income tax. . . . . . . . . . . . . . .   (3,783,732)
    Depreciation . . . . . . . . . . . . . . . . . .      279,546       218,936
    Amortization . . . . . . . . . . . . . . . . . .      677,067       572,576
    Allowance for doubtful accounts. . . . . . . . .     (151,198)        2,021
  (Increase) decrease in operating assets:
    Accounts receivable. . . . . . . . . . . . . . .   (3,709,723)     (597,202)
    Other current assets . . . . . . . . . . . . . .     (210,495)       63,230
    Deposits . . . . . . . . . . . . . . . . . . . .        8,558       (73,050)
    Deferred costs . . . . . . . . . . . . . . . . .      (65,000)       65,000
    Other assets . . . . . . . . . . . . . . . . . .     (237,683)     (180,787)
  Increase (decrease) in operating liabilities:
    Accounts payable . . . . . . . . . . . . . . . .    1,466,235       202,035
    Lease payable. . . . . . . . . . . . . . . . . .      168,717
    Accrued expenses and payroll taxes payable . . .    3,247,203      (492,844)
                                                      ------------  ------------
Net cash used in operating activities. . . . . . . .     (590,800)   (3,150,013)
                                                      ------------  ------------

Cash flows from investing activities:
  Increase in capitalized financing costs. . . . . .     (114,157)     (378,775)
  Purchase of property and equipment . . . . . . . .   (8,468,127)      (18,014)
  Purchase of contract rights. . . . . . . . . . . .      (38,543)
                                                      ------------
Net cash used in investing activities. . . . . . . .   (8,582,284)     (435,332)
                                                      ------------  ------------

Cash flows from financing activities:
  Proceeds from issuance of stock. . . . . . . . . .      948,817     1,176,276
  Advances from officers . . . . . . . . . . . . . .      481,472       246,976
  Repayment of notes . . . . . . . . . . . . . . . .     (618,080)   (2,551,248)
  Repayment of lease obligations . . . . . . . . . .      (17,413)      (54,346)
  Proceeds from short and long term debt . . . . . .    8,669,095     3,065,361
  Proceeds from line of credit . . . . . . . . . . .      (30,789)    1,613,029
                                                      ------------  ------------
Net cash provided by financing activities. . . . . .    9,433,102     3,496,048
                                                      ------------  ------------

Net increase (decrease) in cash. . . . . . . . . . .      260,018       (89,297)

Cash, beginning of year. . . . . . . . . . . . . . .       44,249       133,546
                                                      ------------  ------------

Cash, end of year. . . . . . . . . . . . . . . . . .  $   304,267   $    44,249
                                                      ============  ============

Supplemental disclosures of cash flows information:
  Interest paid. . . . . . . . . . . . . . . . . . .  $   646,145   $   616,749
                                                      ============  ============
  Taxes paid . . . . . . . . . . . . . . . . . . . .  $       -0-   $       -0-
                                                      ============  ============

Non-cash financing activities:
  Contributed capital for services . . . . . . . . .  $   144,000
                                                      ============

Non-cash investing activities:
  Businesses acquired. . . . . . . . . . . . . . . .  $   200,000   $       -0-
                                                      ============  ============
  Common stock issued for services . . . . . . . . .  $   690,766   $   313,000
                                                      ============  ============




                     Note: Internally Prepared and Unaudited
                      Without  Eliminating  Entries

Notes to Financial Statements;


1.          The  Business:

     CoreCare Systems, Inc., through its eight operating subsidiaries, provides management services to behavioral service providers; provides, owns and operates out-patient and inpatient behavioral health services; operates a health and fitness center; and develops billing software for the health industry.

2.          Summary  of  significant  accounting  policies:

     Principles  of  consolidation:

     The 1997 and 1996 financial statements of the Company include the accounts of CoreCare Systems, Inc., and its wholly owned subsidiaries.

     All material inter-company accounts and transactions have been eliminated in consolidation.

     Use  of  estimate:

     In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the Consolidated Balance Sheet and revenues and expenses in the Consolidated Statements of Operations. Actual results could differ from those estimates. Estimates made by management include: allowance for doubtful accounts, contractual allowances, depreciation, amortization and income taxes.

     Concentration  of  credit  risk:

     Financial instruments which subject the Company to concentration of credit risk consist of trade receivables from government health care systems, such as Medicare, Medicaid and Community Behavioral Health care providers.

2.          Summary  of  significant  accounting  policies  (continued):

     Income  taxes:

     The provision for income taxes is based upon income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for the tax return purposes. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

     Deferred  finance  costs:

     Deferred finance costs arising from the acquisition of long term debt are being amortized using the straight-line method over the terms of the related subordinated convertible promissory notes.

     Net  patient  service  revenue:

     Patient service revenue is recorded net of contractual allowances and accounted for using the accrual method of accounting based upon the Company's established standard rates during the period in which the services are provided. Contractual and other allowances, including uncollectible amounts, are accounted for on the accrual basis so as to include accounts receivable and net patient revenue amounts expected to be realized through payments from third-party payors and others.

     Goodwill  and  contract  rights:

     Costs in excess of the fair value of net assets acquired are being amortized on a straight-line basis over a 40 year period. Certain acquisition costs are written off at an accelerated rate if it appears that the economic value of such costs is reduced.

     Contract rights are being amortized using the straight-line method of accounting over a three to five year period.

     Real  estate  and  assets  held  for  sale:

     In 1996, the Company closed its patient care facility which is located in Stroudsburg, Pennsylvania and listed the property for sale. The Company owns
56.7  +  acres of developable, unimproved land contiguous to this facility.  The
      -
land is recorded at cost and the facility is recorded at cost, net of accumulated depreciation. The appraised market value exceeds the costs, net of accumulated depreciation.

2.          Summary  of  significant  accounting  policies  (continued):

     Property,  plant  and  equipment  and  depreciation:

     Property, plant and equipment are stated at cost less accumulated depreciation. Additions and betterments are capitalized and maintenance and repairs are charged to current operations. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are removed from the accounts and the gain or loss on such dispositions is included in current operations. Depreciation is provided using the straight
line  method.    Estimated  useful  lives  of  the  assets  are:

          Buildings          31.5  to  40  years
          Building  improvements          31.5  to  40  years
          Furniture  and  equipment          5  to  7  years
          Automobiles          5  years

     Reclassifications:

     Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 financial statement presentation. These adjustments had no effect on net loss for that period.

3.          Acquisitions:

     Kirkbride  Center:

     On February 27, 1997, the Company, through its wholly-owned subsidiary, CoreCare Behavioral Health Management, Inc., acquired the property of the Institute of Pennsylvania Hospital and re-named it Kirkbride Center (Kirkbride). Kirkbride is comprised of 420,000 square feet of commercial real estate on 27 acres of land in West Philadelphia, Pennsylvania.

     Kirkbride Center is licensed for 120 acute inpatient psychiatric beds; 32 adult partial hospitalization slots; and outpatient services. Of its 120 beds, 49 beds hold dual licensure to treat substance abuse disorders. The Center also holds an inactive provider 50 license for home services.

     The Company is utilizing approximately 25% of the facility for a 120 bed inpatient acute psychiatric hospital and leases the balance for medical offices, a school, a food processing plant, a laundry and related behavioral services.

     The total purchase price of the facility was $4,500,000 plus closing costs of $1,025,662. The closing costs were allocated to deferred financing costs and the facility in the amounts of $462,940 and $562,722, respectively. From the date of the acquisition through December 31, 1997, Kirkbride capitalized $2,936,509 of costs associated with improving and carrying the facility. Facility improvements relative to tenant space fit-out requirements are underway. Management estimates that additional tenant fit-out and other improvement costs will approximate $1,500,000 in 1998. Such costs will be funded through the refinancing of Kirkbride.

     The Company financed the acquisition of Kirkbride with a bridge loan in the amount of $6,440,000 from an independent real estate company. The term of the loan is for the earlier of (a) closing of permanent financing, or (b) eighteen months from the closing of the loan. The loan bears interest at the London Interbank Offered Rate (LIBOR) plus six and one-half percent. In addition to the stated interest rate, the loan provides for "additional interest" assessments based upon the following.

     Additional interest is assessed on any date when the principal balance of the Loan is reduced to zero, including acceleration of the loan due to default or foreclosure based upon the following dates of tender: (i) in the event that such date is prior to August 26, 1997, an amount equal to $1,250,000 minus interest paid through such date, (ii) in the event that such date is on or after August 26, 1997, but prior to February 26, 1998, an amount equal to $2,000,000 minus amounts paid through such date, (iii) in the event that such date is on or after February 26, 1998, but prior to August 26, 1998, an amount equal to $3,000,000 minus amounts paid through such date, and (iv) in the event such date is on or after August 26, 1998, an amount equal to $4,000,000 minus amounts paid through such date. Amounts Paid means, with respect to any date, an amount equal to the sum of (1) the aggregate amount of the base payments, closing fees and interest for all periods paid by Maker to Holder prior to, but not including, such date and (2) the Closing Date Fee. As of December 31, 1997, Additional Interest of $1,098,252 has been accrued.

     In connection with the acquisition of Kirkbride, in January 1997, CoreCare Realty Corp. was organized to manage the real estate assets of CoreCare Systems, Inc., principally the Kirkbride Center. CoreCare Realty Corp. has retained
Franklin Realty Corp. (FRC) to provide the management services of the real estate portion of Kirkbride and therefore has no employees. During 1997, FRC was paid $10,000 to manage Kirkbride. In the opinion of management, the fee paid to FRC is an arm's length amount. Revenue is derived from leases with tenants in Kirkbride Center which currently include two major hospital systems in the Philadelphia area and individual doctors who lease office space.

     Quantum  Managed  Mental  Health  Systems,  Inc.:

     On July 3, 1997, the Company acquired 100% of the outstanding common stock of Quantum Managed Mental Health System, Inc. (Quantum) in exchange for 200,000 shares of its common stock. Quantum is a network of approximately 3,000 psychologists contractually organized as a Preferred Provider Network for employee assistance programs.

     During 1998, the Company intends to link the Network and its Kirkbride operation with brain research and pharmacology research and testing activities through joint ventures. In addition, the Company plans to market billing and collection services to psychologists.

     Quantum  did  not  generate  any  revenue  since  it  was  acquired.

     On June 30, 1997, the Company acquired the assets and certain liabilities of ZA Consulting/Management, Inc. (ZA/CMI), a physician billing and practice management services business. CoreCare's wholly-owned subsidiary, Managed CareWare, Inc., d/b/a CoreCare Management, Inc. (CMI) operates the company and has the responsibility for all of the Company's billing and collections which were previously outsourced. The purchase price was $1.00 and the assumption of selected liabilities approximating $20,000. The Company signed a demand note payable to the seller for the value of the accounts receivable and work-in-process which is to be collected and remitted to the seller. For the six months ended December 31, 1997, CMI had revenue of $994,419 and a net income of $178,700

4.          Real  estate  and  other  assets  held  for  sale:

     On July 22, 1992, in connection with the acquisition of Lakewood Retreat, Inc., the Company purchased real estate which included 56.7+ acres of
                                                                   -
unimproved, developable land. Upon acquisition, the cost allocated to the developable land, of $115,857, was based upon the then fair market value of the unimproved developable land.

     During the first quarter of 1996, the Company closed Lakewood Retreat, Inc. It is currently held for sale. As of December 31, 1997 and 1996, the facility is recorded at its original cost, net of accumulated depreciation, $1,513,723 and $1,572,846, respectively. The Company has adopted FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" and the real estate and other assets held for sale are valued at the lower of cost or net realizable value.

5.          Accounts  receivable:

     In January, 1996, a subsidiary of the company entered into an Agreement with a factor whereby the Company can sell (with recourse) up to $2,500,000 of certain accounts receivable on a revolving basis. The agreement obligates the subsidiary to repurchase accounts receivable which have defaulted. Upon the sale of the accounts receivable to the factor, the subsidiary receives proceeds of approximately 80% of such accounts receivables. The factor holds approximately 19% of the accounts receivable as a reserve. The reserves are maintained as a fixed percentage of the cumulative balance of sold and unpaid receivables. Reserves in excess of required balances are remitted to the subsidiary.

     As a result of the Kirkbride Center acquisition, this arrangement was expanded permitting the company to sell up to $5,000,000 of certain account receivables in its Westmeade Center at Warwick and Kirkbride operations.

     As of December 31, 1997 and 1996, accounts receivable and allowance for doubtful accounts are as set forth below:




                                            1997        1996
                                      ----------  ----------
  Total accounts receivable: . . . .  $7,243,653  $2,807,899
  Accounts receivable sold to factor   1,134,111     408,080
                                      ----------  ----------
                                       6,109,542   2,399,819
  Allowance for doubtful accounts. .   1,154,069     801,871
                                      ----------  ----------

  Accounts receivable, net . . . . .  $4,955,473  $1,597,948
                                      ==========  ==========


6.          Property,  plant  and  equipment

As of December 31, 1997 and 1996, property, plant and equipment consists of the following:



                                          1997         1996
                                    ----------    ---------
  Land: . . . . . . . . . . . . .  $ 1,637,329   $  449,755
  Buildings . . . . . . . . . . .    4,864,635    1,479,141
  Building improvements . . . . .    3,780,801      133,535
  Furniture and equipment . . . .    1,008,561      513,888
  Automobiles . . . . . . . . . .       28,705      102,175
  Property held for licensing (a)      200,000      200,000
  Furniture and equipment under
    capital lease . . . . . . . .      235,307      213,418
                                   ------------  -----------
                                    11,755,338    3,091,912
  Less: Accumulated depreciation.   (1,027,953)    (711,191)
                                   ------------  -----------
                                   $10,727,385   $2,380,721
                                   ============  ===========

(a) Upon the purchase of Managed CareWare, the Company acquired proprietary software which will be economically exploited through licensing relationships with customer users.


7.          Income  taxes:

     Pursuant to FASB Statement No. 109, "Accounting for Income Taxes", the Company has accounted for a deferred income tax asset in the amount of $3,675,000. The deferred income tax asset arose from the recognition of the income tax benefit provided by the use of previous years' net operation losses that are available to be carried forward to reduce future federal and state income tax liabilities on income to be generated by the Company.

     Management believes that approximately $4,443,000 of net operating loss carryforwards will be utilized in 1998 and the balance will be utilized in 1999. Accordingly, the deferred tax benefit has been allocated proportionately as current and non-current assets.

     At December 31, 1997 and 1996, the Company had net operating loss carryforwards available to reduce future federal taxable income of approximately $10,200,000 and $8,000,000, respectively. The carryforwards expire through 2011.

8.          Bank  lines  of  credit:

     In May, 1996, the Company entered into a bank line of credit facility agreement for $1,100,000. The credit line facility bears interest at the bank's prime rate and is collateralized by marketable securities pledged by the officers. At December 31, 1997, borrowings against the line of credit totaled $1,100,000.

     The Company has also borrowed $468,500 under its August 1996 line of credit facility agreement with another bank which is collateralized by marketable securities pledged by the Company's officers. Interest on outstanding balances accrues at the rate of prime plus 1.5%. The outstanding balance was $468,500 at December 31, 1997.

     A line of credit in the amount of $44,529 was issued to Lakewood Retreat Inc. (Lakewood), a wholly owned subsidiary of the Company, at an interest rate of 10.25%. At December 31, 1997, borrowings against the line of credit facility
totaled  $13,740.    This  loan  was  guaranteed  by  the  officers.

9.       Long term debt:


                                                            1997            1996
                                                        -----------  ----------------
  Mortgage note payable
    Payable in monthly installments of $3,500
    plus interest at the rate of 11% per annum.
    The mortgage is collateralized by assets of
    Lakewood which include real estate held for
    sale or development and property, plant and
    equipment having a net book value of
    $1,631,973.  The mortgage note payable was
    to mature on September 16, 1996 but was
    extended to December 17, 1996. The terms
    for the extension require the Company to
    reduce the principal $50,000 in September,
    October, and November of 1996 and to issue
    15,000 shares of its common stock to the
    mortgagee. Payment has not been made during
    1997. In 1997, the Company signed an agreement
    whereby the mortgagee can sell the property: . . .  $   702,000  $        702,000

    Interest is payable monthly at LIBOR plus
    6.5% per annum. The mortgage is
    collateralized by assets of CoreCare
    Behavioral Health Management, Inc.
    which includes property, plant, equipment,
    investments and all proceeds and products
    of the Company. The mortgage note matures
    on August 26, 1998 but may be extended
    to February 26, 1999 by exercising an option
    contained in the loan indenture. Upon the
    repayment of the note, the lender will
    charge additional interest as stated in the
    loan document. At December 31, 1997 the
    additional interest due was $1,098,252 and
    was recorded as accrued interest expense.
    (See Note 3 Acquisitions, Kirkbride) . . . . . . .    6,440,000

    In June 1996, through a refinance of the then
    existing debt, the Company obtained financing
    pursuant to a mortgage note payable to an
    independent finance company.  The mortgage
    note which bears interest at the average
    rate of 10.9% per annum matures on July 1,
    2001. The mortgage is being amortized over
    20 years with 59 monthly payments of $18,249
    and a final payment of $1,629,160.  The note
    is secured by the Warwick, Pennsylvania
    facility, is partially guaranteed by two officers
    and shareholders of CoreCare Systems, Inc.
    and a letter of credit for $175,000. . . . . . . .    1,737,181         1,762,332

    In February 1997, the Company obtained
    financing pursuant to a mortgage note
    payable to an independent finance company.
    The mortgage matures on June 27, 2001. The
    mortgage is being amortized over 20 years
    with 59 monthly payments of $5,140 and shall
    be paid without offset. The note bears interest
    at a rate of 10.94% per annum. The note is
    secured by the Warwick, Pennsylvania facility,
    is partially guaranteed by two officers and
    shareholders of CoreCare Systems, Inc. . . . . . .      494,566

  Notes payable:
    The investor promissory note bears interest
    at the prime rate of interest per annum and
    is due on demand.  The note matures on
    October 1, 2019.  Subordinated Payment
    Bonds owned by two officers-shareholders
    of the Company are pledged as collateral.. . . . .       50,000           250,000

    Convertible promissory notes bear interest
    at the rate of 10% per annum.  At the option
    of the note holder, these notes can be
    converted into common stock of the Company
    at a conversion price of $2.00 per share.. . . . .       10,000            45,000

    Subordinate note bears interest at the rate
    of 12% per annum. The note requires interest
    payments quarterly and principal payments
    of $166,666 on December 31, 1998, 1999 and
    2000.  This note can be converted into common
    stock of the Company at a conversion price
    of $1.50 per share five years from closing.. . . .      500,000           500,000

    Demand note payable bears interest at the
    lowest rate allowable under Section 7872
    of the Internal Revenue Code for work-in-
    process payments and the prime interest
    rate for accounts receivable.. . . . . . . . . . .      204,421

    Notes which bear interest at a rate of 3%
    per calendar quarter. The notes mature at
    various dates throughout 1998. The notes
    are secured by a personal guarantee of
    the Company's principal shareholders.. . . . . . .      625,000

    Note which bears interest at a rate of 11%
    per annum. The principal amount together
    with all interest accrued through December
    1997 is due June 1998. . . . . . . . . . . . . . .      530,000

    The secured note bears interest at a rate of
    14% per annum and matures July 1998. The
    note is collateralized by equipment and
    accounts receivable. At the option of the
    note holder, the note can be converted
    into common stock of the Company.. . . . . . . . .      300,000

    Notes which bear interest at annual
    interest rates from 9.75% to 11.75% per
    annum. The notes mature during 1998. . . . . . . .      117,147           150,941

    Investor notes bearing interest from
    6% to 12% per annum and maturing
    at various dates through 2000. . . . . . . . . . .      535,908           784,935

    Note payable bearing interest at the rate
    of 8% per annum due upon the successful
    filing of a Regulation S Underwriting. . . . . . .      150,000           150,000
                                                        -----------  ----------------
                                                         12,396,223         4,345,208
    Less amount due in one year. . . . . . . . . . . .   10,203,425         1,593,417
                                                        -----------  ----------------

                                                        $ 2,192,798  $      1,751,791
                                                        ===========  ================







The  amounts  of  principal  repayments  are  as  follows:

               1998          $10,203,425
               1999          42,821
               2000          47,546
               2001          1,645,715
               2002  and  thereafter          456,716

10.          Commitments  and  contingencies:

     Facility  leases:

     Fitness  center:

     The Company leases its fitness center under a noncancellable operating lease expiring in August 1997. The facility has a month to month understanding given the Company's interest in moving to a new location. Monthly lease payments are $13,000. Under the terms of the lease, the Company is responsible for substantially all operating costs.

     Acquisition  of  ZA  Consulting/Management,  Inc.  Lease:

     On June 30, 1997, the Company (CMI) acquired ZA Consulting/Management, Inc. and assumed its office lease. The initial lease agreement was made on January 8, 1993 and was amended on February 1, 1995 and December 4, 1997. The lease has a termination date of July 31, 2000 with a one time extension renewal option for an additional three years. Monthly rental payments are $7,152. Rent expense from the date of acquisition through December 31, 1997 was $42,912.

Closure  of  Wyndmoor,  Pennsylvania  Facility:

     In  December  1996,  the  Company  ceased  operations  at  its  Wyndmoor,
Pennsylvania  facility.    The facility was leased through December 31, 1998 for
$15,000 per month until it was modified. Rent expense under this lease was $75,000 and $180,000 for the year ended December 31, 1997 and 1996, respectively.

     The Company and the lessor agreed to terminate the lease on August 12, 1997. In consideration of the lessor allowing the Company to terminate the lease agreement and in settlement for all amounts due and outstanding or owed in the future under the lease, the Company shall pay the lessor a termination settlement fee of $202,000. The Company and the lessor agreed that the Company shall pay the termination fee to the lessor in monthly payments due the first Thursday of each month. The Company made payments totaling $51,190 in 1997. Starting on April 2, 1998 and for an additional 47 months, a monthly payment of $3,000 will be made to the lessor. The balance due at December 31, 1997 and 1996 is $150,810 and $202,000, respectively.

     The termination agreement payments were discounted at 10%. The Company accrued as an expense the present value of the future payments for the year ended December 31, 1996.

     In addition to the lease termination fee, the Company accrued $20,000 for costs associated with the closing of the facility.

     In September, 1997, the Company transferred the Wyndmoor license to its Kirkbride facility.

     Litigation:

     In the ordinary course of business, the Company and its subsidiaries are involved in and subject to claims, contractual disputes and other uncertainties. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition.

11.          Description  of  securities:

     Authorized  shares:

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of Preferred Stock, as to which the Board has the power to designate the rights, terms, preferences, etc. Of the initially undesignated Preferred Stock 10,000 shares have been designated as Series A Preferred Stock. 25,000 shares have been designated as Series C Convertible Preferred Stock, 15,000 shares have been designated as
Series D Preferred Stock, 13,250 shares have been designated as Series E Convertible Preferred Stock, and 6,000 shares have been designated as Series F
Convertible  Preferred  Stock.

     Common  stock:

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share. As of December 31, 1997 and 1996, 12,693,528 and 10,491,326 shares were issued and outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

     The rights of holders of Common Stock to receive dividends are subject to the dividend rights of the holders of Preferred Stock, as described below. Similarly, the rights of holders of Common Stock, upon liquidation or dissolution of the Company, are subject to the preferences afforded to holders of the Company's Preferred Stock.

     The  Common  Stock  has  no  preemptive  or  other  subscription rights, no cumulative voting rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

     Preferred  stock:

     Holders of Preferred Stock vote as a class with holders of Common Stock, except that without the vote or consent of the holder of at least 67% of each respective series of the Preferred Stock then outstanding, the Company may not
(i) create or issue any class or series of capital stock ranking, either as to payment of dividends, distribution of assets or redemptions, prior to such series of Preferred Stock, (ii) alter or change the designations, powers, preferences, or rights, or the qualifications, limitations or restrictions of such series of Preferred Stock.

     Holders of Series C, D, E and F Preferred Stock are entitled to vote in the election of directors and on all other matters submitted to stockholders for their approval or consent. None of the Preferred Stock has any cumulative voting rights. The number of votes is equal to the number of shares of Common Stock into which their Preferred Stock is convertible at the time of the meeting at which the vote is cast or, in the case of an action of stockholders taken without a formal meeting, on the date of such action, except that each Preferred A and D shares, which have no conversion rights, are entitled to 65 and 50 votes, respectively, per share.

     Series  A  Preferred  Stock:

     The Company has authorized 10,000 shares of Series A Preferred Stock, $.001 par value per share, of which 6,000 shares are issued and outstanding as of December 31, 1997 and 1996. The Company's Series A Preferred Stock has a
liquidation value of $100.00 per share ($600,000 in the aggregate) in liquidation of the Company; a preference over Common Stock to the extent of its liquidation value; and is entitled to annual dividends in the amount of $4.00 per share (i.e., an annual rate of four (4%) percent) payable semi-annually in arrears unless and until a "Dividend Reset Event" occurs. After a Dividend Reset Event, the annual dividend rate on Series A Preferred will be increased from four (4%) percent to a rate equal to the "prime rate" as published in the Wall
                                                                            ----
Street  Journal  as  of the last business day preceding the Dividend Reset Event
 --------------
plus  six (6%) percent.  The Series A Preferred is redeemable by the Company, at
 -
liquidation value, in whole or in part, at any time after a Dividend Reset Event, upon not less than thirty (30) days written notice.

     The term "Dividend Reset Event" is defined to mean either (a) a public offering of equity securities by the Company or any corporation which owns 50% or more of all classes of the Company's common stock then outstanding (hereinafter, a "Parent of the Company") which results in the Company's receipt (or receipt by the Parent of the Company) of not less than $5,000,000 net of offering underwriting discounts and commissions, or (b) either the Company and/or the Parent of the Company, on a consolidated basis, having as of any fiscal year-end stockholders' equity of $12,000,000 or more.

     The Company has the right to redeem the Series A Preferred Stock after the Dividend Reset Date and upon not less than 30 days notice at $100.00 per share plus accrued dividends.

     Series  B  Convertible  Preferred  Stock:

     The Company has authorized 7,000 shares of Series B Convertible Preferred Stock. All previously outstanding shares of Series B Preferred were converted on June 30, 1996. There were no shares of Series B Preferred outstanding as of December 31, 1996 and 1997.

     Holders of Series B Preferred are entitled to receive annual dividends equal to the dividends payable on Series A Preferred Stock, and to convert shares of Series B Preferred into Common Stock on the basis of 92 shares of Common Stock per share of Series B Preferred Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series B Preferred Stock has a liquidation value of $100.00 per share in liquidation of the Company.

     The Company has the right to redeem the Series B Shares at $100 per share plus accrued dividends upon not less than thirty (30) days written notice.

     Series  C  Convertible  Preferred  Stock:

     The Company has authorized 25,000 shares of Series C Convertible Preferred Stock, of which 8,147.3 shares are issued and outstanding as of December 31, 1997 and 1996. Holders of shares of Series C Convertible Preferred Stock (the "Series C Preferred") are entitled to annual dividends of $6.00 per share, payable semi-annually.

     Each share of Series C Preferred are convertible at the option of its holder into 66.67 shares of Common Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series C Preferred Stock has a liquidation value of $100.00 per share plus accrued dividends in liquidation of the Company; and is superior in rank to all other stock of the Company except for Preferred Series E which shares the same rank.

     The Company has the right to redeem the Series C Shares at $100 per share plus accrued dividends upon not less than thirty (30) days written notice.

     Series  D  Preferred  Stock:

     The Company's Board of Directors has designated 15,000 shares of its Preferred Stock as Series D Preferred Stock, of which no shares are issued and outstanding as of December 31, 1997, and 850 shares were issued and outstanding as of December 31, 1996. Holders of shares of Series D Preferred Stock (the "Series D Preferred") are entitled to annual dividends of $6.00 per share, payable semi-annually. Series D Preferred Stock has a liquidation value of
$100.00 per share in liquidation of the Company and is equal in rank to the Series A Preferred.

     The Company has the right to redeem the Series D Shares at $100.00 per share plus accrued dividends upon not less than thirty (30) days written notice.

     Series  E  Convertible  Preferred  Stock:

     The Company's Board of Directors has designated 13,250 shares of its preferred Stock as Series E Preferred Stock, of which 9,934 shares and 13,250 shares were issued and outstanding as of December 31, 1997 and 1996, respectively.  Holders  of  shares  of  Series  E Preferred Stock (the "Series E
Preferred") are entitled to annual dividends of $6.00 per share payable semi-annually.

     Prior to the Series E Redemption Date, each share of Series E Preferred is convertible at the option of its holder into 100 shares of Common Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series E Preferred Stock has a liquidation value of $100.00 per share in liquidation of the Company, and is superior in rank to all stock of the Company except for Series C which shares the same rank.

     After October 26, 2000, the Company has the right to redeem the Series E shares upon not less than 30 days written notice at $100.00 per share plus accrued dividends. On or after October 26, 2005, holders of Series E Shares have the right to require the Company to redeem shares not previously converted or redeemed.

     Series  F  Convertible  Preferred  Stock:

     The Company's Board of Directors has designated 6,000 shares of its Preferred Stock as Series F Convertible Preferred Stock, of which 2,870.6 shares are issued and outstanding as of December 31, 1997 and 1996. Holders of shares of Series F Convertible Preferred Stock (the "Series F Preferred) are entitled to annual dividends of $6.00 per share, payable semi-annually.

     Each share of Series F Preferred is convertible at the option of its holder into 50.00 shares of Common Stock. Conversion prices/ratios will be adjusted in the event of any stock splits, dividends on Common Stock payable in Common Stock or similar events. Series F Preferred has a liquidation value of $100.00 per share in liquidation of the Company, and is equal in rank to Series A Preferred.

     The Company has the right to redeem the Series F Shares upon not less than thirty (30) days written notice at $100.00 per share plus accrued dividends.

     Stock  options:

     At December 31, 1997 and 1996, there were 1,204,445 and 285,000 options outstanding, respectively. The average exercise price of $1.08 was above the average market price of $1.00. The options expire at various dates from July 6, 2001 through December 26, 2002.

     Stock  warrants:

     At December 31, 1997 and 1996, there were 2,526,793 and 1,758,458 warrants outstanding, respectively. The average exercise price of $1.82 was above the average market price of $1.00. During 1997, 50,000 warrants expired. The outstanding warrants at December 31, 1997 expire December 31, 2000 through December 31, 2004.

12.          Obligations  under  capital  leases:

     The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payment or the fair value of the assets. The assets are amortized over their estimated productive lives. Amortization of the assets under capital leases are included in depreciation and amortization expense for the years ended December 31, 1997 and 1996. Lease payments vary according to the aggregate assets under lease and are payable in monthly installments ($6,600 at December 31, 1997) including interest imputed at the approximate rate of 10%. The Company assumed current capitalized lease obligations approximately $50,000 when it acquired the management service company.

     As of December 31, 1997 and 1996, minimum future lease payments under these capital lease obligations are as follows:




                                                    1997     1996
                                                    ----     ----
    Year ending December 31, 1997:. . . . . . .  $79,736  $41,478
    Year ending December 31, 1998 . . . . . . .      -0-   23,731
                                                 -------  -------
    Total minimum lease payments. . . . . . . .   79,736   65,209
    Less amount representing interest . . . . .    7,973    4,690
                                                 -------  -------

    Present value of net minimum lease payments  $71,763  $60,519
                                                 =======  =======

    Current portion . . . . . . . . . . . . . .  $71,763  $36,959
    Noncurrent portion. . . . . . . . . . . . .      -0-   23,560
                                                 -------  -------

                                                 $71,763  $60,519
                                                 =======  =======



13.          Restructuring:

     During the fourth quarter of 1995, the Company recorded a restructuring charge of $318,098 related to management's decision to close the patient care facility, The Lakewood Retreat Inc. The closure took place during April, 1996. Of these charges, $117,000 relate to employee termination benefits and other costs incurred to close the facility. Unamortized contract rights totaling
$201,098  were    written  off  and  included  in  restructuring  expense.

14.          Net  patient  service  revenue:

     Net patient service revenue for the years ended December 31, 1997 and 1996 consists of the following:

               1997          1996
               ----          ----



    Patient service revenue:. .  $22,179,545  $9,223,976
    Contractual adjustments . .   12,128,711   3,482,082
                                 -----------  ----------

    Net patient service revenue  $10,050,834  $5,741,894
                                 ===========  ==========


15.          Related  party  transactions:

     In 1996, both the Company's Chairman and President did not receive their annual salaries of $72,000 each. The salaries totaling $144,000 were recorded as an administrative expense and as contributed capital.

16.          Subsidiary  companies'  financial  information:

     In 1997, the Company has two subsidiaries which account for more than twenty percent of revenue and/or assets, Westmeade Healthcare, Inc. and CoreCare Behavioral Health Management, Inc. In 1996, Westmeade Healthcare, Inc. and Lakewood Retreat, Inc. accounted for more than twenty percent of revenue and/or assets.

     Lakewood Retreat, Inc. ceased operations during December 1995 (see Note 13, Restructuring) and in 1996 Westmeade Healthcare, Inc. discontinued the operations of one of its two divisions (see Note 10, Closure of Wyndmoor).

     As of December 31, 1997 and 1996, highlights of subsidiary financial information is summarized below.



     LAKEWOOD  RETREAT,  INC.
     (WHOLLY  OWNED  SUBSIDIARY)
     BALANCE  SHEET  FINANCIAL  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996

                                                    1997          1996
                                                    ----          ----
  Current assets:                                                 $658
  Real estate and assets held for sale, net  $ 1,513,723     1,585,199
                                             ------------  ------------

    Total assets. . . . . . . . . . . . . .  $ 1,513,723   $ 1,585,857
                                             ============  ============

  Current liabilities . . . . . . . . . . .  $ 4,456,092   $ 4,438,027
  Long term liabilities . . . . . . . . . .       14,467
  Shareholder deficiency. . . . . . . . . .   (2,942,369)   (2,866,637)
                                             ------------  ------------

                                             $ 1,513,723   $ 1,585,857
                                             ============  ============


     LAKEWOOD  RETREAT,  INC.
     (WHOLLY  OWNED  SUBSIDIARY)
     STATEMENTS  OF  OPERATING  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996




                                     1997        1996
                                     ----        ----
  Patient service revenue:. . .  $  7,268   $  49,786

  Direct operating costs. . . .   117,911
                                 ---------
  Gross profit (loss) . . . . .     7,268     (68,125)
  Operating expenses. . . . . .    83,001     306,072
  Other non-operating expenses.   164,167
                                 ---------

    Net loss. . . . . . . . . .  $(75,733)  $(538,364)
                                 =========  ==========



     LAKEWOOD  RETREAT,  INC.
     (WHOLLY  OWNED  SUBSIDIARY)
     STATEMENTS  OF  CASH  FLOWS  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996


                                             1997          1996
                                             ----          ----
    Net income (loss): . . . . . . .  $   (75,733)  $ (538,364)
    Net cash provided by (used in)
     operating activities. . . . . .       71,476    1,628,796
    Net cash provided by (used in)
     investing activities. . . . . .        3,599      (28,772)
    Net cash provided by (used in)
     financing activities. . . . . .   (1,067,436)
                                      ------------
    Net increase (decrease) in cash.         (658)      (5,776)
    Cash, beginning. . . . . . . . .          658        6,434
                                      ------------  -----------

    Cash, ending . . . . . . . . . .  $       -0-   $      658
                                      ============  ===========


     WESTMEADE  HEALTHCARE,  INC.
     (WHOLLY  OWNED  SUBSIDIARY)
     BALANCE  SHEET  FINANCIAL  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996


                                              1997        1996
                                              ----        ----
    Current assets . . . . . . . . . .  $2,872,472  $2,492,486
    Property, plant and equipment
     (net of accumulated depreciation)   1,487,889   1,662,027
    Other assets . . . . . . . . . . .     325,794      81,182
                                        ----------  ----------

      Total assets . . . . . . . . . .  $4,686,155  $4,235,695
                                        ==========  ==========

    Current liabilities. . . . . . . .  $  423,922  $1,312,608
    Long term liabilities. . . . . . .   2,231,746   1,865,189
    Shareholder Equity . . . . . . . .   2,030,437   1,057,898
                                        ----------  ----------

                                        $4,686,105  $4,235,695
                                        ==========  ==========

     WESTMEADE  HEALTHCARE,  INC.
     (WHOLLY  OWNED  SUBSIDIARY)
     STATEMENTS  OF  OPERATING  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996


                                         1997        1996
                                         ----        ----
    Patient service revenue:. . .  $2,515,388  $4,296,398
    Direct operating costs. . . .   1,250,481   1,907,438
                                   ----------  ----------
    Gross profit. . . . . . . . .   1,264,907   2,388,960
    Operating expenses. . . . . .     491,028   1,447,706
    Other non-operating expenses.     309,817     289,397
                                   ----------  ----------

  Net income (loss) . . . . . . .  $  464,062  $  651,857
                                   ==========  ==========

     WESTMEADE  HEALTHCARE,  INC.
     (WHOLLY  OWNED  SUBSIDIARY)
     STATEMENTS  OF  CASH  FLOWS  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996

                                                    1997          1996
                                                    ----          ----
    Net income (loss):. . . . . . . . . . . .  $ 464,062   $   651,857
    Net cash used in operating activities . .   (174,138)   (1,406,473)
    Net cash provided by financing activities   (478,019)      838,128
                                               ----------  ------------
    Net (decrease) increase in cash . . . . .   (188,095)       83,512
    Cash, beginning . . . . . . . . . . . . .    188,095       104,583
                                               ----------  ------------

    Cash, ending. . . . . . . . . . . . . . .  $     -0-   $   188,095
                                               ==========  ============

     CORECARE  BEHAVIORAL  HEALTH  MANAGEMENT
     (WHOLLY  OWNED  SUBSIDIARY)
     BALANCE  SHEET  FINANCIAL  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996

                                                     1997      1996
                                                     ----      ----
    Current assets:. . . . . . . . . . . . .  $ 3,538,329  $214,897
    Property, plant and equipment, net . . .    8,128,257
    Other assets . . . . . . . . . . . . . .      161,460
                                              -----------

    Total assets . . . . . . . . . . . . . .  $11,828,046  $214,897
                                              ===========  ========

    Current liabilities. . . . . . . . . . .  $ 3,767,003  $ 19,042
    Long term liabilities. . . . . . . . . .    7,538,252
    Shareholders equity. . . . . . . . . . .      522,791   195,855
                                              -----------  --------

    Total liabilities and shareholder equity  $11,828,046  $214,897
                                              ===========  ========


     CORECARE  BEHAVIORAL  HEALTH  MANAGEMENT
     (WHOLLY  OWNED  SUBSIDIARY)
     STATEMENTS  OF  OPERATING  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996



                                       1997      1996
                                       ----      ----
    Patient service revenue:. .  $8,142,132  $717,423
    Direct operating costs. . .   3,101,652
                                 ----------
    Gross profit. . . . . . . .   5,040,480   717,423
    Operating expense . . . . .   3,341,828   598,848
    Other non-operating expense   1,371,716
                                 ----------

    Net income. . . . . . . . .  $  326,936  $118,575
                                 ==========  ========

     CORECARE  BEHAVIORAL  HEALTH  MANAGEMENT
     (WHOLLY  OWNED  SUBSIDIARY)
     STATEMENTS  OF  CASH  FLOWS  HIGHLIGHTS
     DECEMBER  31,  1997  AND  1996


                                                   1997        1996
                                                   ----        ----
    Net income: . . . . . . . . . . . . .  $    326,936   $ 118,575

    Net cash used in operating activities   (10,875,575)   (118,323)

    Net cash provided by financing. . . .    11,070,815
                                           -------------

    Net increase in cash. . . . . . . . .       522,176         252
    Cash, beginning . . . . . . . . . . .           252           0
                                           -------------  ----------

    Cash, ending. . . . . . . . . . . . .  $    522,928   $     252
                                           =============  ==========



17.          Subsequent  events:

          On February 26, 1998, CoreCare Behavioral Health Management (CBHM) entered into a new $13,000,000 financing arrangement with a new mortgage lender. Collateral for the loan includes property, plant, equipment, investments and all proceeds and products of CBHM, and certain common shares of both one of its affiliates and the parent company. Proceeds were used to repay the original first mortgage and to repay certain current liabilities. Interest is payable monthly at LIBOR plus 6.5% per annum. The note matures February 26, 1999.






CORECARE  SYSTEMS,  INC.
CONSOLIDATD  BALANCE  SHEET
MARCH  31,1997


ASSETS

Current  assets:


Cash and cash equivalents . . . . . . . . . . . . .  $   772,289
Accounts receivable, net. . . . . . . . . . . . . .    1,886,006
Other . . . . . . . . . . . . . . . . . . . . . . .       93,183
Total current assets. . . . . . . . . . . . . . . .    2,751,478
                                                     -----------

Contract rights, net of amortization. . . . . . . .      932,728
 Less accumulated amortization. . . . . . . . . . .      401,071
                                                         531,657
                                                     -----------

Property & Equipment. . . . . . . . . . . . . . . .    8,303,603
 Less accumulated depreciation. . . . . . . . . . .      819,936
                                                       7,483,666
                                                     -----------

Cost in excess of net assets of acquired businesses    2,186,035
 Less accumulated amortization. . . . . . . . . . .       77,303
                                                       2,108,732
                                                     -----------

Deferred finance costs. . . . . . . . . . . . . . .      909,439
 Less accumulated amortization. . . . . . . . . . .      151,431
                                                         758,008
                                                     -----------

Deferred rent . . . . . . . . . . . . . . . . . . .       65,000
 Less accumulated amortization. . . . . . . . . . .       27,086
                                                          37,914
                                                     -----------

Long-term investments:
Real estate held for development. . . . . . . . . .      115,000
Property and equipment, net of accumulated
  depreciation held for sale. . . . . . . . . . . .    1,483,522
                                                       1,598,522
                                                     -----------

Other Assets:
Restricted cash . . . . . . . . . . . . . . . . . .      205,298
Deposits. . . . . . . . . . . . . . . . . . . . . .       33,513
Other . . . . . . . . . . . . . . . . . . . . . . .      282,895
                                                         521,706
                                                     -----------

TOTAL ASSETS. . . . . . . . . . . . . . . . . . . .  $15,791,684
                                                     ===========



CORECARE  SYSTEMS,  INC.
CONSOLIDATED  BALANCE  SHEET
MARCH  31,  1997


LIABILITIES

CURRENT  LIABILITIES:
Notes  payable:


Debt, current portion . . . . . . .  $ 3,890,606
Capital leases, current portion . .       43,216
Overdraft liability . . . . . . . .      115,695
Accounts payable. . . . . . . . . .      898,962
Accrued compensation. . . . . . . .      197,575
Accrued exp. And other liabilities.      435,632
Accrued restructuring . . . . . . .      100,000
Total current liabilities . . . . .    5,681,685
                                     ------------

Long-term debt, net current portion    9,320,423
Capital leases, noncurrent. . . . .        8,671
                                       9,329,093
                                     ------------

TOTAL LIABILITIES . . . . . . . . .   15,010,779
                                     ------------

SHAREHOLDERS EQUITY:
Preferred Stock . . . . . . . . . .           45
Common Stock. . . . . . . . . . . .       10,540
Add'l PIC . . . . . . . . . . . . .    9,161,342
Accumulatd deficit. . . . . . . . .   (8,391,023)
                                     ------------

TOTAL SHRHLDS EQUITY. . . . . . . .      780,905
                                     ------------

TOT LIAB./SHRHLD EQUITY . . . . . .   15,791,684
                                     ------------




CORECARE  SYSTEMS,  INC.
CONSOLIDATD  STATEMENT  OF  OPERATIONS
THREE  MONTHS  ENDED  MARCH  31,  1997

Revenue:


 Net patient service revenue. . . .  $1,301,541
 Management service revenue . . . .     151,064
 Fitness club revenue . . . . . . .     147,394
                                      1,599,999
                                     -----------

Direct Costs:
 Patient services . . . . . . . . .     561,842
 Management services. . . . . . . .     109,897
 Fitness Club . . . . . . . . . . .      26,168
                                        697,906
                                     -----------
Gross Profit. . . . . . . . . . . .     902,092
                                     -----------

Operating Expenses:
 Salaries and employee benefits . .     422,390
 Selling and administrative . . . .     745,832
 Depreciation . . . . . . . . . . .      51,194
 Amortization . . . . . . . . . . .     127,776
 Bad debt expense . . . . . . . . .      57,397
Total operating expenses. . . . . .   1,404,589
                                     -----------

Loss from operations. . . . . . . .    (502,496)
                                     -----------

Other expenses:
 Interest expense . . . . . . . . .     203,841
 Maanagement fees . . . . . . . . .      25,000
 Factor fees. . . . . . . . . . . .      20,600
Total other expenses. . . . . . . .     249,440
                                     -----------

Net loss before non recurring items    (751,937)
                                     ===========

Non recurring items:
Noncash salaries. . . . . . . . . .      36,000
Discontinued operations . . . . . .     104,958
Choate fees . . . . . . . . . . . .      35,481
                                        176,439
                                     -----------
Net loss. . . . . . . . . . . . . .    (928,377)
                                     ===========


CORECARE  SYSTEMS,  INC.
CONSOLIDATED  BALANCE  SHEET
FOR  THE  QUARTER  ENDED  MARCH  31,  1998


                              ASSETS

Cash and cash equivalents. . . . . . . . . . . . .      ($70,549)
Accounts receivable, net . . . . . . . . . . . . .  $  6,208,783
Prepaid and Other Current Assets . . . . . . . . .  $  4,739,069
Deferred Income Taxes. . . . . . . . . . . . . . .  $          0
Due from Affiliates. . . . . . . . . . . . . . . .  $          0
Investment in subs.. . . . . . . . . . . . . . . .  $          0
   Total current assets. . . . . . . . . . . . . .    10,877,303
                                                    -------------

Contract rights, net of amortization . . . . . . .  $  1,288,919
  Less accumulated amortization. . . . . . . . . .     ($787,784)
                                                         501,135
                                                    -------------

Property & equipment . . . . . . . . . . . . . . .  $ 15,339,762
Less accumulated depreciation. . . . . . . . . . .   ($1,525,676)
                                                      13,814,086
                                                    -------------

Cost in excess of net assets of aquired businesses  $  1,801,155
  Less accumulated amortization. . . . . . . . . .      ($65,881)
                                                       1,735,274
                                                    -------------

Deferred finance costs . . . . . . . . . . . . . .  $  2,170,788
  Less accumulated amortization. . . . . . . . . .     ($209,989)
                                                       1,960,799
                                                    -------------

Deferred rent. . . . . . . . . . . . . . . . . . .  $          0
  Less accumulated amortization. . . . . . . . . .  $          0
                                                               0
                                                    -------------

Real estate held for development
Property and equipment, net of accumulated . . . .  $          0
  depreciation held for sale . . . . . . . . . . .  $          0
                                                               0
                                                    -------------

Restricted cash. . . . . . . . . . . . . . . . . .  $     13,644
Deposits . . . . . . . . . . . . . . . . . . . . .  $    107,684
Deferred Income Tax. . . . . . . . . . . . . . . .  $          0
Other. . . . . . . . . . . . . . . . . . . . . . .  $    618,028
Total Other Assets . . . . . . . . . . . . . . . .       739,356
                                                    -------------

TOTAL ASSETS . . . . . . . . . . . . . . . . . . .  $ 29,627,954
                                                    =============

LIABILITIES


Accounts payable . . . . . . . . . . .  $  2,462,860
Overdraft liability. . . . . . . . . .  $          0
Payrolls and related taxes . . . . . .  $  2,650,338
Accrued exp. and other liab. . . . . .  $    681,295
Accrued restructuring. . . . . . . . .  $          0
Notes payable incl current portion . .  $  3,975,502
Capital leases,current portion . . . .  $     49,062
Loans Payable - Officers . . . . . . .  $  1,017,262
Due to Affiliates. . . . . . . . . . .  $          0
Total current liabilities. . . . . . .    10,836,319
                                        -------------

Long-term debt, net current portion. .  $ 14,043,311
Capital leases, noncurrent . . . . . .  $          0
                                          14,043,311
                                        -------------

TOTAL LIABILITIES. . . . . . . . . . .    24,879,630
                                        -------------

SHAREHOLDERS EQUITY:
Preferred Stock. . . . . . . . . . . .  $         36
Common Stock . . . . . . . . . . . . .  $     13,810
Add'l PIC. . . . . . . . . . . . . . .  $ 11,526,546
Accumulated deficit. . . . . . . . . .   ($6,792,068)

TOTAL SHAREHOLDERS EQUITY. . . . . . .     4,748,324
                                        -------------

TOTAL  LIABILITY & SHAREHOLDERS EQUITY  $ 29,627,954
                                        =============


                     Note: Internally Prepared and Unaudited


CORECARE  SYSTEMS,  INC.
CONSOLIDATED  STATEMENT  OF  OPERATIONS
FOR  THE  QUARTER  ENDED  MARCH  31,  1998

Revenue:


  Net patient service revenue. .  $4,347,883
  Management service revenue . .  $  581,095
  Fitness club revenue . . . . .  $  149,450
                                  $5,078,428
                                  ----------

Direct Costs:
  Patient services . . . . . . .  $2,041,777
  Management services. . . . . .  $  131,462
  Fitness club . . . . . . . . .  $   91,751
                                   2,264,990
                                  ----------

Gross Profit . . . . . . . . . .  $2,813,438
                                  ----------

Operating Expenses:
 Salaries and employee benefits.  $  755,374
 Selling and administrative. . .  $  741,857
 Depreciation. . . . . . . . . .  $   85,625
 Amortization. . . . . . . . . .  $  139,532
 Management fees . . . . . . . .  $  268,227
 Bad debt expense. . . . . . . .  $   42,246
Total operating expenses . . . .  $2,032,861
                                  ----------

Profit  from operations. . . . .  $  780,577
                                  ----------

Other expenses:
 Interest expense. . . . . . . .  $  326,254
Taxes. . . . . . . . . . . . . .  $        0
 Factor fees . . . . . . . . . .  $   36,998
Total other expenses . . . . . .  $  363,252
                                  ----------

Net Income (Loss). . . . . . . .  $  417,325
                                  ==========










                                    PART III
                                    --------


ITEM  1  -          INDEX  TO  EXHIBITS


EXHIBIT  NO.          DESCRIPTION
------------          -----------

2.1          Articles of Incorporation of the Company filed
     November  7,  1996

2.2          Certificate of Merger of CoreCare Systems, Inc.,
     a  Nevada  Corporation  into  the  Company  filed  on
     January  28,  1997

2.3          By-laws  of  the  Company

3.1 Form of Certificate evidencing Common Stock of the Company

3.2 Certificate of Designation of Series A Preferred Stock, Series C Convertible Preferred, Series D Preferred Stock,
     Series  E  Convertible  Preferred  Stock  and
     Series  F  Convertible  Preferred  Stock

3.3          1996  Stock  Plan

3.4          Form  of  Series  WC  Warrant

3.5          Form  of  Series  WD  Warrant

3.6          Form  of  Series  WE  Warrant

3.7          Form  of  Sage  Equities,  Inc.  Warrant

3.8          Form  of  Choate  Health  Management,  Inc.
     Warrant

3.9          Form  of  Health  Partners  Funding,  L.P.  Warrant

3.10 Form of Investor Noteholder Agreement and Consent

3.11          Registration  Rights  Agreement  between
     the  Company  and  Anthony  and  Marlene
     Todaro  dated  June  30,  1995

EXHIBIT  NO.          DESCRIPTION
------------          -----------

3.12          Registration  Rights  Agreement  between
     the  Company  and  David  Lovitz  dated
     October  27,  1995

3.13          Note  and  Warrant  Purchase  Agreement
     between  the  Company  and  Mentor  Special
     Situation  Fund,  L.P.  ("Mentor")  dated
     August  2,  1996

3.14 Warrant issued by the Company to Mentor Special Situation Fund, L.P. dated June 10, 1996

3.15 Warrant issued by the Company to Mentor Special Situation Fund, L.P. dated August 2, 1996

3.16          Warrant  issued  by  the  Company  to  Mentor
     Management  Company  dated  August  2,  1996

3.17          Bridge  Note  from  the  Company  to  Mentor
     Special  Situation  Fund,  L.P.  dated  April  12,  1996

3.18          Promissory  Note  from  the  Company  to  Mentor
     Special  Situation  Fund,  L.P.  dated  August  2,  1996

3.19          Form  of  GL  Warrant

3.20          Form  of  IAF  Warrant

3.21          Form  of  BBC  Warrant

3.22          Form  of  Option

3.23          Promissory  Note  from  the  Company  to  Blue  Bell
     Capital  Group  dated  May  29,  1998

3.24          Settlement  and  Release  Agreement  between  the  Company  and
     Blue  Bell  Capital  Group  dated  May  29,  1998

6.1                    Promissory  Note  from  Westmeade  Healthcare,  Inc.
     to  Finova  Capital  Corporation  dated  June  27,  1996

6.2 Mortgage, Assignment of Leases, Rents and Other Income and Security Agreement between
     Westmeade  Healthcare,  Inc.  and  Finova  Capital
     Corporation  dated  June  27,  1996

6.3 Assignment of Leases, Rents, Guarantees, Profits, Issues and other Income between
     Westmeade  Healthcare,  Inc.  and  Finova  Capital
     Corporation  dated  June  27,  1996

6.4          Form  of  Promissory  Note  from  the  Company  to  Madison
     Bank  dated  August  22,  1996

EXHIBIT  NO.          DESCRIPTION
------------          -----------

6.5          Demand  Note  from  the  Company  to  United
     States  Trust  Company  of  New  York

6.6          Declaration  of  Right  of  First  Offer  between
     CoreCare  Behavioral  Health  Management,  Inc.
     and  the  Contributors  to  the  Pennsylvania  Hospital
     dated  February  26,  1996

6.7                    Promissory  Note  from  Westmeade  Healthcare,  Inc.
     to  Finova  Capital  Corporation  dated  February  21,  1997

6.8          Mortgage,  Assignment  of  Leases,  Rents  and
     Other  Income  and  Security  Agreement  between
     Westmeade  Healthcare,  Inc.  and  Finova  Capital
     Corporation  dated  February  21,  1997

6.9 Assignment of Leases, Rents, Guarantees, Profits, Issues and other Income between
     Westmeade  Healthcare,  Inc.  and  Finova  Capital
     Corporation  dated  February  21,  1997

6.10 Lease Among CoreCare Realty Corp., CoreCare Behavioral Health Management, Inc. and The Children's Hospital of Philadelphia dated October 15, 1997 for 2nd Floor North

6.11 Lease Among CoreCare Realty Corp., CoreCare Behavioral Health Management, Inc. and The Children's Hospital
     Of  Philadelphia  dated  October  15,  1997  for  Kirkbride  Bldg.

6.12          Master  Lease  Agreement  between  Copelco  Capital,  Inc.
     and  CoreCare  Systems,  Inc.  dated  December  23,  1997

6.13          Appraisal letter dated February 13, 1998 from
     Valuation  Counselors  Group  to  CoreCare  Systems,  Inc.

6.14 Promissory Note from CoreCare Behavioral Health Management, Inc. to WRH Mortgage, Inc. dated February 24, 1998

6.15 Mortgage, Assignment of Rents, Security Agreement and Fixture Filing by CoreCare Behavioral Health Management, Inc. to WRH Mortgage, Inc. dated February 24, 1998

6.16 Loan Agreement between CoreCare Behavioral Health Management, Inc. and WRH Mortgage, Inc.,
          dated  February  24,  1998

6.17 Demand Note from Managed Careware, Inc., d/b/a CoreCare Management, Inc. to Preferred Medical Services, Inc.
     dated  April  15,  1998

6.18 Asset Acquisition Agreement between Managed Careware, Inc., d/b/a CoreCare Management, Inc. and Preferred Medical Services, Inc.
          dated  April  15,  1998

------
EXHIBIT  NO.          DESCRIPTION
------------          -----------

6.19 Loan and Security Agreement by and among CoreCare Behavioral Health Management, Inc., d/b/a Kirkbride Center, Penn Interpersonal
     Communications  and  Managed  Careware,  Inc.,  d/b/a/  CoreCare
     Management,  Inc.,  and  HCFP  Funding,  Inc.  dated  May  21,  1998

6.20 Amendment No. 1 to Loan and Security Agreement by and among CoreCare Behavioral Health Management, Inc., d/b/a Kirkbride Center, Penn Interpersonal Communications and Managed Careware, Inc., d/b/a/ CoreCare Management, Inc., Westmeade Healthcare, Inc., d/b/a Westmeade at Warwick
     and  HCFP  Funding,  Inc.  dated  June,  1998

6.21 Amended and Restated Revolving Credit Note to HCFP Funding, Inc. from CoreCare Behavioral Health Management, Inc., d/b/a Kirkbride Center, Penn Interpersonal Communications and
     Managed  Careware,  Inc.,  d/b/a/  CoreCare  Management,  Inc.
     Westmeade  Healthcare,  Inc.,  d/b/a  Westmeade  at  Warwick  dated
     June,  1998







EXHIBIT  2.1

     CERTIFICATE  OF  INCORPORATION
     OF
     CORECARE  SYSTEMS,  INC.


     FIRST:          The  name  of  the  Corporation  is  CoreCare Systems, Inc.
     SECOND:       The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     THIRD:          The  nature  of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corp-orations may be organized under the General Corporation Law of the State of Delaware.
     FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is as follows:
     (a) 50,000,000 shares of Common Stock having a par value of $.001 per share; and
     (b) 5,000,000 shares of Preferred Stock having a par value of $.001 per share. The preferred stock may be issued in one or more series, and may have such voting powers, full or limited, or no voting powers, and such designations, prefer-ences and relative, participating, optional or other special rights and qualifi-cations, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors of the Corporation.
     FIFTH:          The  number  of directors constituting the initial board of directors of the Corporation is five (5). The names and addresses of the persons who are to serve as directors until the next annual meeting of shareholders or until their successors are elected are:
          DIRECTOR                                        MAILING  ADDRESS
          --------                                        ----------------
     Thomas  T.  Fleming                           500 West Chestnut Hill Avenue
                              Philadelphia,  PA    19118

     Rose  S.  DiOttavio                              135  Pine  Creek  Lane
                              King  of  Prussia,  PA    19406

     Thomas  X.  Flaherty                           Value-Added Investment Corp.
                              1770  E.  Lancaster  Avenue,  Suite  15
                              Paoli,  PA    19301

     Robert  C.  Panaccio                              40  Dunminning  Road
                              Newtown  Square,  PA    19073

     G.  Clayton  Kyle                              800  Navajo  Street
                              Philadelphia,  PA    19118

     SIXTH:          The name and mailing address of the sole incorporator is as follows:
          NAME                                        MAILING  ADDRESS
          ----                                        ----------------
          Melora  J.  Rush                         1515 Market Street, 9th Floor
                              Philadelphia,  PA    19102

     SEVENTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:
     1.    Election  of  directors  need  not  be  by  written  ballot.
     2. The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.
     EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional mis-conduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.



     3

     EXECUTED  at  Philadelphia,  PA  on  November  6,  1996.



                /s/  Melora  J.  Rush
     --------------------------------
                                         Melora  J.  Rush,  Incorporator

EXHIBIT  2.2
     CERTIFICATE  OF  MERGER

     OF

     CORECARE  SYSTEMS,  INC.,  A  NEVADA  CORPORATION,

     INTO

     CORECARE  SYSTEMS,  INC.,  A  DELAWARE  CORPORATION

     (UNDER  SECTION  252  OF  THE  GENERAL
     CORPORATION  LAW  OF  THE  STATE  OF  DELAWARE)

CORECARE SYSTEMS, INC., a Delaware corporation, pursuant to Section 252(c) hereby certifies that:

1. The names and states of incorporation of each of the constitu-ent corporations to the above captioned merger (the "Merger") are:

     a. CORECARE SYSTEMS, INC., A NEVADA CORPORA-TION (hereinafter referred to as "CORECARE - NEVADA"); and

     b. CORECARE SYSTEMS, INC., A DELAWARE CORPORA-TION (hereinaf-ter referred to as "CORECARE SYSTEMS, INC.").

2. An agreement of merger has been approved, adopted, certified, executed and acknowledged by CoreCare Systems, Inc. and by CoreCare - Nevada in accordance with the provisions of subsection (c) of Section 252 of the General Corporation Law of the State of Delaware and the applicable laws of the State of Nevada.

3. The name of the Surviving Corporation of the Merger (the "Surviving Corporation") is "CoreCare Systems, Inc."

4. The Certificate of Incorporation of CoreCare Systems, Inc. in effect under the laws of the State of Delaware at the time the Merger becomes effective shall be the Certificate of Incorporation of the Surviving Corporation.

5. CoreCare Systems, Inc., the Surviving Corporation, is a corporation of the State of Delaware.

6. The executed agreement of merger is on file at the principal place of business of CoreCare Systems, Inc. at 9425 Stenton Avenue, Erdenheim, PA 19038.

7. A copy of the agreement of merger will be furnished by CoreCare Systems, Inc., on request and without cost, to any stockholder of CoreCare Systems, Inc. or CoreCare - Nevada.

8. The authorized capital stock of CoreCare - Nevada is fifty million (50,000,0-00) shares of Common Stock, $.001 par value, and one million (1,000,000) shares of Preferred Stock, par value $.001.

IN WITNESS WHEREOF, CoreCare Systems, Inc. has caused this certificate to be signed by Rose S. DiOttavio, its President, and attested by Joan K.S. Biddle,
its  Secretary,  on  the      28TH  day  of  January,  1997.
                          --------

                              CORECARE  SYSTEMS,  INC.


                         By:            /s/  Rose  S.  DiOttavio
                            ------------------------------------
                              ROSE  S.  DIOTTAVIO,  President
ATTEST:

By:        /s/Joan  K.  S.  Biddle
   -------------------------------
   JOAN  K.S.  BIDDLE,  Secretary


EXHIBIT  2.3







     BY-LAWS

     OF

     CORECARE  SYSTEMS,  INC.,
     a  Delaware  Corporation






     Adopted  as  of  November  21,  1996



     BY-LAWS

     OF

     CORECARE  SYSTEMS,  INC.,
     A  DELAWARE  CORPORATION


     ARTICLE  I
     ----------

                                  STOCKHOLDERS
                                  ------------


     1.1       Place of Meetings.  All meetings of stockholders shall be held at
               ------------------
such place within or without the State of Delaware as may be designated from time to time by the Board of Directors (the "Board") or the President or, if not so designated, at the registered office of the Corporation.

     1.2          Annual  Meeting.  Unless in any year the Board, by resolution,
                  ----------------
designates another date therefor, the annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on the second Tuesday in May, at a time fixed by the Board or, if not so fixed by the Board, by the
Chairman of the Board of Directors. If this date shall fall upon a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour.

     1.3     Special Meeting.  Special meetings of stockholders may be called at
             ----------------
any time by the Board or the Chairman of the Board of Directors, and shall be called by the Board upon the request of the holders of a majority of the outstanding shares of stock of the Corporation entitled to vote at the meeting. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

     1.4       Notice of Meetings.  Except as otherwise required by law, written
               -------------------
notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

     1.5     Voting List.  The officer who has charge of the stock ledger of the
             ------------
Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the place where the meeting is to be held or, if such place is specified in the notice of the meeting at a place within the city which the meeting is to be held other than the place of the meeting.
The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

     1.6       Quorum and Required Vote.  Except as otherwise required by law or
               -------------------------
in the Certificate of Incorporation, or permitted the holders of a majority of the shares of stock entitled to vote on a particular matter present in person or represented by proxy shall constitute a quorum for the purpose of considering such matter.

     1.7      Voting and Proxies.  Each stockholder shall have one vote for each
              -------------------
share of stock entitled to vote and held of record by such stockholder, and a proportionate vote for each fractional share so held, unless otherwise provided in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of the stockholders, or to express consent or dissent to corporate action in writing without a meeting, may vote or express such consent or dissent in person or may authorize another person or persons to vote or act for such stockholder by proxy in accordance with applicable law. If shares are owned of record in the names of two or more persons, the voting of such shares
shall  be  bound  by   217 of the Delaware General Corporation Law (the "DGCL").


     ARTICLE  IA
     -----------

     CONDUCT  OF  BUSINESS  AT
     MEETINGS  OF  STOCKHOLDERS
     --------------------------


          1A.1          Business  to  be  Conducted.    At  any  meeting  of the
                        ----------------------------
stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting of stockholders, such business must be (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation's capital stock which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at any meeting of the stockholders except in accordance with the procedures set forth in this Section 1A.1. The Chair of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the Bylaws and, in such event, such business shall not be transacted.

          1A.2    Nominations  for  Election as Directors.  Only persons who are
                  ----------------------------------------
nominated in accordance with the procedures set forth in this Section 1A.2 shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (a) by or at the direction of the Board of Directors, or (b) by any stockholder of the Corporation entitled to vote for the election of Directors at the meeting who gives timely notice of his/her/its intention to make such nomination at the meeting. Such notice shall be made in writing to the Secretary of the Corporation, and must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice shall set forth (x) as to each person whom the stockholder proposes to nominate for election or re-election as a Director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the Corporation which are beneficially owned by such person, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors or otherwise is required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such persons' written consent to being named in any proxy statement as a nominee and to serving as a Director if elected); and (y) as to the stockholder giving the notice (i) the name and address, as they appear on the Corporation's books, of such stockholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such stockholder. At the request of the Board of Directors any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this
Section 1A.2. The Chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the Bylaws and, in such event, the defective nomination shall be disregarded.

          1A.3   Applicability of Federal Securities Laws.  At any time that the
                 -----------------------------------------
Corporation has a class of equity securities registered under the Securities Exchange Act of 1934, to the extent that any provision of this Article 1A shall be in conflict with rules and regulations of the Securities and Exchange Commission promulgated under such Act with respect to the nomination and/or election of Directors of the Corporation, or otherwise with respect to the conduct of business at a meeting of stockholders, such rules and regulations shall govern and this Article shall be interpreted and limited in its application, as necessary, to conform with such rules and regulations.


                                   ARTICLE II
                                   ----------

                                    DIRECTORS
                                    ---------


     2.1      General Powers.  The business and affairs of the Corporation shall
              ---------------
be managed by or under the direction of the Board, which may exercise all of the powers of the Corporation except as may be otherwise provided by law or the Certificate of Incorporation.

     2.2        Number and Term.  The initial Board of Directors shall have five
                ----------------
members. Except as may be provided in the Certificate of Incorporation, the Board shall have the authority to increase or decrease the number of directors which shall constitute the Board and the terms of office of directors.

     2.3          Regular  Meetings.   Regular meetings of the Board may be held
                  ------------------
without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board.

     2.4      Special Meeting.  Unless the Board shall otherwise direct, special
              ----------------
meetings of the Board may be held at any time and place, within or without the State of Delaware, and shall be called at any time by or at the request of the Chairman of the Board or President and shall be called by or at the written request of one-third of the directors, or by one director in the event that there is only a single director in office. Notice, which need not be written, of the time and place of special meetings shall be given to each director at least twenty-four (24) hours before the time for which the meeting is scheduled. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting. Any business may be transacted at a special meeting.

     2.5       Meetings by Telephone Conference Calls.  Directors or any members
               ---------------------------------------
of any committee designated by the Directors may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

     2.6     Quorum.  A majority of all the directors in office shall constitute
             -------
a  quorum  at  all  meetings  of  the  Board.

     2.7       Committees.  The Board, by resolution passed by a majority of the
               -----------
whole Board, may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of the General Corporation Law of the State of Delaware, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation.


                                   ARTICLE III
                                   -----------

                                    OFFICERS
                                    --------


     3.1     Election of Officers.  The Board shall elect a President and, if it
             ---------------------
sees  fit  from  among  the  directors,  a  Chairman  of  the  Board.

     3.2         Appointment of Other Officers.  The Board may from time to time
                 ------------------------------
appoint one or more Vice Presidents, a Secretary, a Treasurer, and a Controller, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers, agents and servants as the Board may from time to time determine, none of whom need be directors.

     3.3       Term of Office and Remuneration.  The terms of employment and the
               --------------------------------
remuneration of all officers elected or appointed by the Board shall be determined from time to time by the Board of Directors. All officers, in the absence of agreement to the contrary, shall be subject to removal by the Board at any time, with or without cause.

     3.4         Duties of Chairman of the Board.  The Chairman of the Board, if
                 --------------------------------
any, shall have such powers and discharge such duties as are from time to time conferred on him by the Board of Directors. The Chairman of the Board shall, if the Board so determines, be the Chief Executive Officer of the Corporation charged with the general management and direction of the business and affairs of the Corporation. In the absence or inability or refusal of the President to act, the Chairman of the Board, if any, shall exercise all the powers and perform all the duties of the President in the absence of any direction to the contrary from the Board.

     3.5       Duties of President.  Unless the Board otherwise determines under
               --------------------
Section 3.4 hereof, the President shall be the Chief Executive Officer of the Corporation and shall be charged with the general management and direction of the business and affairs of the Corporation. He shall have such other powers and perform such other duties as may from time to time be conferred on him by the Board.

     3.6         Duties of Vice-President.     The Vice-President, if any, or if
                 -------------------------
there be more than one Vice-President, the Vice-Presidents, shall exercise such powers and perform such duties as may from time to time be assigned by the Board.

     3.7          Duties of Secretary.  The Secretary shall give, or cause to be
                  -------------------
given, as and when instructed, all notices required to be given to shareholders, directors, officers, auditors and members of committees. Unless the Board otherwise directs, the Secretary shall attend and be the secretary of all meetings of the Board and shareholders and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings; he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation except when some other officer or agent has been appointed for that purpose; and he shall perform such other duties which usually pertain to his office or which may from time to time be prescribed by the Board or be required by law.

     3.8         Duties of Treasurer.  Unless such duties are delegated to other
                 --------------------
officers by the Board, the Treasurer, if any, under the direction of the Board, shall have charge of the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. Whenever required of him, he shall render to the Board an account of all his transactions as Treasurer and of the financial position of the Corporation, and he shall perform such other duties as may from time to time be prescribed by the Board.

     3.9        Duties of Controller.  Unless such duties are delegated to other
                ---------------------
officers by the Board, the Controller, if any, under the direction of the Board, shall have charge of the accounting operations of the Corporation and keep proper accounting records in which shall be recorded all receipts and disbursements of the Corporation. Whenever required of him, he shall render to the Board an account of all his transactions as Controller, and he shall perform such other duties as may from time to time be prescribed by the Board.

     3.10          Duties of Other Officers.  The duties and powers of all other
                   -------------------------
officers of the Corporation shall be such as the terms of their engagement call for or the Board of Directors by resolution determines.

     3.11       Salaries.  Officers of the Corporation shall be entitled to such
                ---------
salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.


                                   ARTICLE IV
                                   ----------

                         TRANSFER OF SHARE CERTIFICATES
                         ------------------------------


     Except as otherwise established by rules and regulations adopted by the Board and subject to applicable law, shares of stock may be transferred on the books of the Corporation only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-Laws.


                                    ARTICLE V
                                    ---------

                                 INDEMNIFICATION
                                 ---------------


     5.1          Right to Indemnification.  The Corporation shall indemnify any
                  -------------------------
person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a "proceeding"), by reason of the fact such person is or was a director or officer of the Corporation or a constituent corporation absorbed in a consolidation or merger (hereinafter, a "constituent corporation"), or is or was serving at the request of the Corporation or a constituent corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture or other enterprise or entity, or is or was a director or officer of the Corporation serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans, if any, of the Corporation or another entity which may be in effect from time to time (any such person, an "Authorized Representative"), against all expenses, liability and loss actually and reasonably incurred or suffered by such Authorized Representative in connection with such proceeding, whether or not the indemnified liability arises or arose from any proceeding by or in the right of the Corporation, to the extent that such Authorized Representative is not otherwise indemnified and to the extent that such indemnification is not prohibited by law as it presently exists or may hereafter be amended.

     5.2       Advance of Expenses.  Absent a written agreement or resolution of
               --------------------
stockholders of the Corporation to the contrary, the Corporation may, but shall have no obligation to, pay expenses incurred by an Authorized Representative in defending a proceeding in advance of the final disposition of such proceeding.

     5.3     Procedure for Determining Permissibility.  To determine whether any
             -----------------------------------------
indemnification under this Article V is permissible, the Board by a majority vote of a quorum consisting of directors not parties to such proceeding may, and on request of any Authorized Representative seeking indemnification shall be required to, determine in each case whether the applicable standards in any applicable statute have been met, or such determination shall be made by independent legal counsel if such quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, provided that, if there has been a change in control of the Corporation between the time of the action or failure to act giving rise to the claim for indemnification and the time such claim is made, at the option of the Authorized Representative seeking indemnification, the permissibility of indemnification
shall  be  determined  by  independent  legal  counsel.    If  a  claim  for
indemnification under this Article is not paid in full within ninety (90) days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim, and the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification under applicable law. The reasonable expenses of any Authorized Representative in prosecuting a successful claim for indemnification, and the fees and expenses of any independent legal counsel engaged to determine permissibility of indemnification, shall be borne by the Corporation. For purposes of this paragraph, "independent legal counsel" means legal counsel other than that regularly or customarily engaged by or on behalf of the Corporation.

     5.4          Proceedings  Initiated  by  Authorized  Representatives.
                  --------------------------------------------------------
Notwithstanding any other provision of this Article V, the Corporation shall be required to indemnify an Authorized Representative in connection with a proceeding initiated by such Authorized Representative only if the proceeding was authorized by the Board.

     5.5          Indemnification  Not  Exclusive;  Inuring  of  Benefit.    The
                  -------------------------------------------------------
indemnification provided by this Article V shall not be deemed exclusive of any other right to which one seeking indemnification may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of any such person.

     5.6          Insurance and Other Indemnification.  The Board shall have the
                  ------------------------------------
power to (i) authorize the Corporation to purchase and maintain, at the Corporation's expenses, insurance on behalf of the Corporation and on behalf of others to the extent that power to do so has not been prohibited by applicable law, and (ii) give other indemnification to the extent not prohibited by applicable law.

     5.7          Modification  or  Repeal.    Any modification or repeal of any
                  -------------------------
provision of this Article V shall not adversely affect any right or protection of an Authorized Representative existing hereunder with respect to any act or omission occurring prior to such modification or repeal.

                                   ARTICLE VI
                                   ----------

                                   AMENDMENTS
                                   ----------

     6.1       By the Board of Directors.  These By-Laws may be altered, amended
               --------------------------
or repealed or new By-Laws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present.

     6.2          By the Stockholders.  These By-Laws may be altered, amended or
                  --------------------
repealed or new By-Laws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders, provided such change shall have been set forth, or a summary thereof shall have been provided, in the notice of such special meeting.




     11

EXHIBIT  3.1
FORM  OF  STOCK  CERTIFICATE



I.          FRONT  OF  CERTIFICATE



     1

EXHIBIT  3.2
     CERTIFICATE  OF  DESIGNATIONS,  PREFERENCES
     AND  RELATIVE,  PARTICIPATING,  OPTIONAL
     AND  OTHER  SPECIAL  RIGHTS  OF
     SERIES  A  PREFERRED  STOCK,
     SERIES  C  CONVERTIBLE  PREFERRED  STOCK,
     SERIES  D  PREFERRED  STOCK
     SERIES  E  CONVERTIBLE  PREFERRED  STOCK
     AND
     SERIES  F  CONVERTIBLE  PREFERRED  STOCK
     BY  RESOLUTIONS  OF  THE  BOARD  OF  DIRECTORS  OF
     CORECARE  SYSTEMS,  INC.


          We, Rose S. DiOttavio, President, and Joan K.S. Biddle, Secretary, of CORECARE SYSTEMS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of
Section 151(g) of such Act, DO HEREBY CERTIFY THAT, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of said Corporation, as amended, said Board of Directors, by unanimous written consent dated November 21, 1996, adopted the following resolutions designating Ten Thousand (10,000) shares of Preferred Stock as Series A Preferred Stock, Twenty Five Thousand (25,000) shares of Preferred Stock as Series C Convertible Preferred Stock, Fifteen Thousand (15,000) shares of Preferred Stock as Series D Preferred Stock, Thirteen Thousand Two Hundred Fifty (13,250) shares of Preferred Stock as Series E Convertible Preferred Stock and Six Thousand (6,000) shares of Preferred Stock as Series F Convertible Preferred Stock.

SERIES  A  PREFERRED  STOCK.
----------------------------

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation and Sections 141(c) and 151(a) of the Delaware General Corporation Law (the "DGCL"), 10,000 shares of this Corporation's autho-rized and previously unissued and undesignated Preferred Stock, par value $.001 per share, are hereby designated as the Corporation's Series A Preferred Stock, to have the following preferences, and relative, optional, and other special rights, qualifications, limitations and restrictions:


     1.          Dividends.
                 ----------

          (a) Holders of Series A Preferred Stock (hereinafter referred to as the "Series A Preferred Stock" or "Preferred A Shares") shall be entitled to receive an annual dividend of $4.00 per Share unless and until a "Dividend Reset Event" (as defined in Section 1.b below) shall occur. From and after a Dividend Reset Event, the annual dividend on the Preferred A Shares shall equal the product obtained by multiplying $100.00 by a fraction, the numerator of which is the "prime rate" of interest last published in The Wall Street Journal prior to
                                                -----------------------
such Dividend Reset Event plus six (6%) percent, and the denominator of which is one hundred (100%) percent.

          (b) As used herein, the term "Dividend Reset Event" shall mean the first to occur of either (i) a public offering of equity securities by the Corporation or any corporation which owns fifty (50%) percent or more of the Corporation's outstanding Common Stock (hereinafter, a "Parent Corporation") which results in the receipt by the Corporation and/or the Parent Corporation of offering proceeds net of underwriting commissions and discounts of not less than $5,000,000, or (ii) the Corporation and/or the Parent Corporation having stockholders' equity as of a fiscal year end equal to $12,000,000 or more.

          (c) Dividends on Preferred A Shares shall be payable in semi-annual installments to the holders of record of such Preferred A Shares as of October 31 and March 31 in each year that such Preferred A Share is outstanding not later than ten (10) days after such dates.

          (d) Notwithstanding anything to the contrary herein, no dividends shall be paid on Preferred A Shares at any time that the Corporation is in arrears in payment of dividends on any class or series of Preferred Stock or other capital stock of this Corporation which is preferred to the Series A Preferred Stock as to the payment of dividends.

     2.      Rights and Liquidation, Dissolution or Winding Up.  In the event of
             --------------------------------------------------
any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Cor-poration available for distribution to its shareholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

          (a) First, to the holders of any class or series of Preferred Stock or other capital stock of the Corporation which is entitled to a preference in liquidation and dissolution over the Preferred A Shares, but only to the extent of that preference.

          (b) Next, to the holders of Series A Preferred Stock, and any other class or series of Preferred Stock or other capital stock of the Corporation which is of equal rank with the Preferred A Shares with respect to sharing in the proceeds of liquidation and dissolution of the Corporation, but only to the extent that such class or series of capital stock is of equal rank. In such distribution, holders of Preferred A Shares shall be entitled to receive, prior to and in preference to any distribution to the holders of Common Stock or any other class or series of capital stock of the Corporation with respect to which the instrument creating such class or series of capital stock shall provide that holders of shares of such class or series shall be subordinate and inferior to the rights of holders of Preferred A Shares in liquidation and dissolution and winding up, and in lieu of any other payment, an amount equal to $100.00 per Preferred A Share then outstanding plus any dividends accrued and unpaid through the liquidation date (the "Preferred A Liquidation Preference").

          (c) After distribution of the Preferred A Liquidation Preference to holders of Preferred A Shares, the remaining assets of the Corporation available for distribution, if any, to the shareholders of the Corporation shall be distributed to the holders of shares of other classes of capital stock of the Corporation, as their rights may appear.

     3.          Voting.
                 ------

          (a) In addition to the rights specified in Section 3.b below and any other rights provided in the Corporation's Bylaws, each Preferred A Share shall entitle the holder thereof to sixty-five (65) votes per Preferred A Share on all matters as to which holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as, and as a class with, the holders of Common Stock and any other class or series of capital stock of the Corporation which votes as a class with the Common Stock.

          (b)          Except  as  hereinafter provided in this Resolution or in
Section 3.d below, the Corporation shall not, without the affirmative consent or approval of the holders of Preferred A Shares representing at least 67% of the total number of Preferred A Shares then outstanding, acting separately as one class, given either by written consent in lieu of a meeting or by vote at a meeting called for such purposes:

               (i) create or issue any class or series of capital stock ranking, either as to payment of dividends, distribution of assets or redemptions, prior to the Preferred A Shares, or which in any manner adversely affects the holders of Preferred A Shares; or

               (ii) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock.

          (c) For purposes hereof, the creation by the Corporation of one or more classes or series of Preferred Stock ranking on a parity with Preferred A Shares as to dividends, redemption, liquidation or dissolution shall not be deemed to violate Section 3.b(ii) above if (i) the amount to be paid to holders of shares of such class or series on liquidation does not exceed the amount paid to the Corporation in consideration for the issuance of such shares, and (ii) the annual dividend on such shares does not exceed six (6%) percent of the amount payable upon liquidation for any such class or series of capital stock convertible into Common Stock, or eight (8%) percent of the amount payable upon liquidation for any such class or series of capital stock that is not convertible into Common Stock.

          (d) The Corporation may, with the affirmative consent or approval of holders of 67% or more of Preferred A Shares outstanding, take any of the actions described in Section 3.b above.

     4.          Redemption.
                 -----------

          (a) The Corporation shall have the right, at any time and from time to time after a Dividend Reset Event has occurred, upon written notice (a "Series A Redemption Notice") to all holders of Preferred A Shares at their respective registered addresses stating that the Corporation is exercising its right of redemption set forth herein and fixing a date for such redemption (the "Series A Redemption Date") which shall be no more than sixty (60) and no less than thirty (30) days following the date of the Series A Redemption Notice, redeem Preferred A Shares at a price per Preferred A Share (the"Series A Redemption Price") equal to 100% of the Preferred A Liquidation Preference as of the Series A Redemption Date.

          (b) From and after the Series A Redemption Date, holders of Preferred A Shares shall cease to be shareholders of the Corporation and the sole right of holders of Preferred A Shares shall be to receive the Series A Redemption Price as provided herein.

          (c) The Corporation shall pay the Series A Redemption Price to each holder of record of Preferred A Shares as of the Series A Redemption Date, provided, however, that as a condition precedent to the Corporation's payment of the Series A Redemption Price to any holder, such holder shall deliver to the Corporation the certificate representing the Preferred A Shares to be redeemed or, in lieu thereof, satisfactory evidence that such certificate has been lost or destroyed, together with a bond or surety satisfactory to the Corporation to protect it against loss should such certificate subsequently be tendered for redemption.

          (d) If the Corporation at any time redeems fewer than all Preferred A Shares, it shall redeem the Preferred A Shares pro-rata from all holders thereof.

     5.          Other.  Except as expressly provided herein, Preferred A Shares
                 ------
shall have the same rights and privileges as shares of the Corporation's Common Stock.


SERIES  C  CONVERTIBLE  PREFERRED  STOCK.
-----------------------------------------

     FURTHER RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation and Sections 141(c) and 151 of the DGCL, 25,000 shares of this Corporation's autho-rized and previously unissued and undesignated Preferred Stock, par value $.001 per share, are hereby designated as the Corporation's Series C Convertible Preferred Stock, to have the following preferences, and relative, optional, participating and other special rights, qualifications, limitations and restrictions:

     1.          Dividends.
                 ----------

          (a) Holders of Series C Convertible Preferred Stock (hereinafter referred to as the "Series C Convertible Preferred Stock" or "Preferred C Shares") shall be entitled to receive an annual dividend of $6.00 per Preferred C Share which shall be payable in semi-annual installments to the holder of record of such Preferred C Share as of October 31 and March 31 in each year that such Preferred C Share is outstanding not later than ten (10) days after such dates.

          (b) Preferred C Shares shall be preferred over Common Stock and Series A Preferred Stock as to dividends, and no dividends shall be declared, set aside or paid on any of such series or class of capital stock so long as any arrearage exists in the payment of dividends on the Preferred C Shares.

     2.     Rights on Liquidation and Dissolution. In the event of any voluntary
            --------------------------------------
or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

          (a) The holders of Series C Preferred Stock shall be entitled to receive, prior to and in preference to any distribution to the holders of Common Stock and Series A Preferred Stock or any other class or series of capital stock of the Corporation with respect to which the instrument creating such class or series of capital stock shall provide that holders of shares of such class or series shall be subordinate and inferior to the rights of holders of Preferred C Shares in liquidation, dissolution and winding up, and in lieu of any other payment, an amount equal to $100.00 per Preferred C Share then outstanding plus accrued and unpaid dividends, if any (the "Preferred C Liquidation Preference").

          (b) After distribution of the Preferred C Liquidation Preference to holders of Preferred C Shares, the remaining assets of the Corporation available for distribution, if any, to the shareholders of the Corporation shall be distributed to the holders of shares of other classes of capital stock of the Corporation, as their rights may appear.

     3.          Voting.
                 ------

          (a) In addition to the rights specified in Section 3.b below and any other rights provided in the Corporation's Bylaws, each Preferred C Share shall entitle the holder thereof to a number of votes per Preferred C Share on all matters as to which holders of Common Stock shall be entitled to vote which is equal to the number of shares of the Corporation's Common Stock into which such Preferred C Share is then convertible pursuant to Section 4 below, in the same manner and with the same effect as, and as a class with, the holders of Common Stock and any other class of capital stock which votes as a class with the Common Stock.

          (b) Except as provided elsewhere in this Resolution or in Section 3.d below, the Corporation shall not, without the affirmative consent or approval of the holders of Preferred C Shares representing at least 67% of the total number of Preferred C Shares then outstanding, acting separately as one class, given either by written consent in lieu of a meeting or by vote at a meeting called for such purposes:

               (i) create or issue any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to the Preferred C Shares, or (8) which in any manner adversely affects the holders of Preferred C Shares; or

               (ii) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series C Convertible Preferred Stock.

          (c) For purposes hereof, the creation by the Corporation of one or more classes or series of Preferred Stock ranking on a parity with Preferred C Shares as to dividends, redemption, liquidation or dissolution shall not be deemed to violate Section 3.b(ii) above if (i) the amount to be paid to holders of shares of such class or series on liquidation does not exceed the amount paid to the Corporation in consideration for the issuance of such shares, and (ii) the annual dividend on such shares does not exceed six (6%) percent of the amount payable upon liquidation for any such class or series of capital stock convertible into Common Stock, or eight (8%) percent of the amount payable upon liquidation for any such class or series of capital stock that is not convertible into Common Stock.

          (d) The Corporation may, with the affirmative consent or approval of holders of 67% or more of Preferred C Shares outstanding, take any of the actions described in Section 3.b above.

     4.          Conversion.
                 ----------

          (a) Subject to adjustment as provided in Sections 4.b and 4.c below, holders of Preferred C Shares shall have the right, at a holder's option, at any time or from time to time prior to the Series C Redemption Date (as hereinafter defined), to convert each Preferred C Share into sixty-six and sixty-seven one hundredths (66.67) shares of fully paid and nonassessable shares of Common Stock of the Corporation.

          (b) If, at any time after the date hereof the number of shares of Common Stock outstanding is increased by a subdivision, conversion or split-up of shares of Common Stock, then, following the record date fixed therefor, the ratio upon which Preferred C Shares may be converted into Common Stock (the "Series C Conversion Ratio") shall be appropriately adjusted by increasing the number of shares of Common Stock issuable upon conversion of each Preferred C Share in proportion to such increase in outstanding shares of Common Stock.

          (c) If, at any time after the date hereof, the number of shares of Common Stock outstanding is decreased by a stock combination, reverse split or conversion, then, following the record date for such combination, reverse stock split or conversion, the Series C Conversion Ratio shall be appropriately adjusted by decreasing the number of shares of Common Stock issuable on conversion of each Preferred C Share in proportion of such decrease in outstanding shares of Common Stock.

          (d) In the event, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any change in the Common Stock) or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, each Preferred C Share shall after such reorganization, reclassification, consolidation, merger, sale or other disposition be convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed of to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or other disposition) upon conversion of such Preferred C Share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or other disposition. The provisions of this Section 4 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

          (e) To exercise the right to convert set forth in this Section 4, a holder of Preferred C Shares shall deliver to the Corporation at its principal executive offices, marked to the attention of the Secretary of the Corporation, the certificate or certificates representing the Preferred C Shares to be converted, endorsed to, or accompanied by a separate assignment to, the Corporation, and (b) a written notice stating (i) such holder's wish to exercise the right to convert such Preferred C Shares set forth in this designation, (ii) the name or names and addresses in which and to which securities or other property then deliverable upon conversion of Preferred C Shares should be registered and delivered (if to a person other than the holder and/or to an address other than the holder's address of record). The conversion of a Preferred C Share shall be deemed effective, and such Preferred C Share shall cease to be outstanding for any purpose, upon receipt by the Corporation of the aforementioned notice of conversion and certificate representing such Preferred C Share, provided the same are received prior to the Series C Redemption Date, and the sole right of the holder of such Preferred C Share after conversion shall be to receive the securities or other property then issuable upon the conversion thereof.

          (f) The Corporation shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of capital stock of the Corporation upon conversion of any Preferred C Shares; provided, however, that the Corporation shall not be required to pay any taxes
    ---------------
which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the Preferred C Shares in respect of which such shares are being issued.

          (g) The Corporation shall reserve and at all times keep reserved, free from preemptive rights, out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of Preferred C Shares sufficient shares to provide for the conversion of all outstanding Preferred C Shares.

          (h) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable and free from all taxes, liens or charges with respect thereto.

     5.          Redemption.
                 -----------

          (a) The Corporation shall have the right, at any time and from time to time upon written notice (a "Series C Redemption Notice") to all holders of Preferred C Shares at their respective registered addresses stating that the Corporation is exercising its right of redemption set forth herein and fixing a date for such redemption (the "Series C Redemption Date") which shall be no more than sixty (60) and no less than thirty (30) days following the date of the Series C Redemption Notice, redeem Preferred C Shares at a price per Preferred C Share (the "Series C Redemption Price") equal to 100% of the Preferred C
Liquidation  Preference  as  of  the  Series  C  Redemption  Date.

          (b) From and after the Series C Redemption Date, holders of Preferred C Shares shall cease to be shareholders of the Corporation and the sole right of holders of Preferred C Shares shall be to receive the Series C Redemption Price as provided herein.

          (c) The Corporation shall pay the Series C Redemption Price to each holder of record of Preferred C Shares as of the Series C Redemption Date, provided, however, that as a condition precedent to the Corporation's payment of the Series C Redemption Price to any holder, such holder shall deliver to the Corporation the certificate representing the Preferred C Shares to be redeemed or, in lieu thereof, satisfactory evidence that such certificate has been lost or destroyed, together with a bond or surety satisfactory to the Corporation to protect it against loss should such certificate subsequently be tendered for redemption.

          (d) If the Corporation at any time redeems fewer than all Preferred C Shares, it shall redeem the Preferred C Shares pro-rata from all holders thereof.

     6.          Other.  Except as expressly provided herein, Preferred C Shares
                 ------
shall have the same rights and privileges as shares of the Corporation's Common Stock.

SERIES  D  PREFERRED  STOCK
---------------------------

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation and Sections 141(f) and 151(a) of the DGCL, 15,000 shares of this Corporation's autho-rized and previously unissued and undesignated Preferred Stock, par value $.001 per share, are hereby designated as the Corporation's Series D Preferred Stock, to have the following preferences, and relative, optional, participating and other special rights, qualifications, limitations and restrictions:

               1.          Dividends.
                           ---------

                    a. Holders of Series D Preferred Stock (hereinafter referred to as the "Series D Preferred Stock" or "Pre-ferred D Shares") shall be en-titled to receive an annual dividend of $6.00 per Preferred D Share which shall be payable in semi-annual installments to the holder of record of such Preferred D Share as of October 31 and March 31 in each year that such Preferred D Share is outstanding not later than ten (10) days after such dates.

                    b. The rights of holders of Preferred D Shares with respect to the payment of dividends shall be of equal rank to that of holders of Series A Preferred Stock, and in the event that full cumulative dividends on outstanding shares of Preferred D Shares have not been paid when scheduled and have not been paid thereafter, dividends declared on Preferred D Shares and Series A Preferred Stock and any other capital stock of the Corporation which is of equal rank with respect to payment of dividends with the Preferred D Shares shall be paid pro rata among each such class or series. Notwithstanding anything to the contrary herein, no dividends shall be paid on Preferred D Shares at any time that the Corporation is in arrears in payment of dividends on its Series C Convertible Preferred Stock or any other capital stock of the Corporation which is entitled to a preference in dividends over the Preferred D Shares (collectively, the "Senior Series"), but only to the extent of such preference.

               2.     Rights on Liquidation and Dissolution. In the event of any
                      -------------------------------------
voluntary or involun-tary liquida-tion, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders, whether from capital, sur-plus or earnings, shall be distributed in the following order of priority:

                    a. First, to the holders of all Senior Series, in accordance with the relative rights and preferences among such Series;

                    b. Next, to the holders of Series A Preferred Stock, Series D Preferred Stock and any other class or series of Preferred Stock or other capital stock of the Corporation which is of equal rank with the Preferred D Shares with respect to sharing in the proceeds of liquidation and dissolution of the Corporation, but only to the extent that such class or series of capital stock is of equal rank. In such distribution, holders of Preferred D Shares shall be entitled to receive, prior to and in preference to any distribution to the holders of Common Stock or any other class or series of capital stock of the Corporation with respect to which the instrument creating such class or series of capital stock shall provide that holders of shares of such class or series shall be subordinate and inferior to the rights of holders of Preferred D Shares in liquidation and dissolution and winding up, and in lieu of any other payment, an amount equal to $100.00 per Preferred D Share then outstanding plus any dividends accrued and unpaid through the liquidation date (the "Preferred D Liquidation Preference").

                    c. After distribution of the Preferred D Liquidation Preference to holders of Preferred D Shares, the remaining assets of the Corporation avail-able for distribution, if any, to the share-holders of the Corporation shall be distribut-ed to the holders of shares of other classes of capital stock of the Corporation, as their rights may appear

               3.          Voting.
                           ------

                    a. In addition to the rights specified in Section 3.b below and any other rights provided in the Corpora-tion's Bylaws, each Preferred D Share shall entitle the holder thereof to fifty (50) votes per Preferred D Share on all matters as to which holders of Common Stock shall be entitled to vote in the same manner and with the same effect as, and as a class with, the holders of Common Stock and any other class of capital stock which votes as a class with the Common Stock.

                    b.     Except as provided elsewhere in this Resolution or in
Section 3.d below, the Corpora-tion shall not, without the affirma-tive consent or approval of the holders of Preferred D Shares representing at least 67% of the total number of Preferred D Shares then outstand-ing, acting sepa-rately as one class, given either by written consent in lieu of a meeting or by vote at a meeting called for such purposes:

                         (i)      create or issue any class or series of capital
stock (A) ranking, either as to payment of dividends, distribution of assets or redemp-tions, prior to the Preferred D Shares, or (B) which in any manner adversely affects the holders of Preferred D Shares; or

                         (ii)         alter or change the desig-nations, powers,
preferences or rights, or the qualifications, limitations or restric-tions of the Series D Preferred Stock.

                    c. For purposes hereof, the creation by the Corporation of one or more classes or series of Preferred Stock ranking on a parity with Preferred D Shares as to dividends, redemption, liquidation or dissolution shall not be deemed to violate Section 3.b(ii) above if (i) the amount to be paid to holders of shares of such class or series on liquidation does not exceed the amount paid to the Corporation in consideration for the issuance of such shares, and (ii) the annual dividend on such shares does not exceed six (6%) percent of the amount payable upon liquidation for any such class or series of capital stock convert-ible into Common Stock, or eight (8%) percent of the amount payable upon liquidation for any such class or series of capital stock that is not convertible into Common Stock.

                    d. The Corporation may, with the affirmative consent or approval of holders of 67% or more of Preferred D Shares outstanding, take any of the actions described in Section 3.b above.

               4.          Redemption.
                           ----------

                    a. The Corporation shall have the right, at any time and from time to time upon written notice (a "Series D Redemption Notice") to all holders of Preferred D Shares at their respective registered addresses stating that the Corporation is exercising its right of redemption set forth herein and fixing a date for such redemption (the "Series D Redemption Date") which shall be no more than sixty (60) and no less than thirty (30) days following the date of the Series D Redemption Notice, redeem Preferred D Shares at a price per Preferred D Share (the "Series D Redemption Price") equal to 100% of the
Preferred  D  Liquidation  Prefer-ence  as  of  the  Series  D  Redemption Date.

                    b. From and after the Series D Redemption Date, holders of Preferred D Shares shall cease to be shareholders of the Corporation and the sole right of holders of Preferred D Shares shall be to receive the Series D Redemption Price as provided herein.

                    c. The Corporation shall pay the Series D Redemption Price to each holder of record of Preferred D Shares as of the Series D Redemption Date, provided, however, that as a condition precedent to the Corporation's payment of the Series D Redemption Price to any holder, such holder shall deliver to the Corporation the certificate representing the Preferred D Shares to be redeemed or, in lieu thereof, satisfactory evidence that such certificate has been lost or destroyed, together with a bond or surety satisfactory to the Corporation to protect it against loss should such certificate subsequently be tendered for redemption.

                    d. If the Corporation at any time redeems fewer than all Preferred D Shares, it shall redeem the Preferred D Shares pro-rata from all holders thereof.

               5.       Other.  Except as expressly provided herein, Preferred D
                        -----
Shares shall have the same rights and privileges as shares of the Corporation's Common Stock.


SERIES  E  CONVERTIBLE  PREFERRED  STOCK
----------------------------------------

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation and Sections 141(f) and 151(a) of the DGCL, 13,250 shares of this Corporation's autho-rized and previously unissued and undesignated Preferred Stock, par value $.001, per share are hereby designated as the Corporation's Series E Convertible Preferred Stock, to have the following preferences, and relative, optional, participating and other special rights, qualifications, limitations and restrictions:

               1.          Dividends.
                           ---------

                    a. Holders of Series E Convertible Preferred Stock (hereinafter referred to as the "Series E Convertible Preferred Stock" or "Pre-ferred E Shares") shall be en-titled to receive an annual dividend of $6.00 per Preferred E Share which shall be payable in semi-annual installments to the holder of record of such Preferred E Share as of October 31 and March 31 in each year that such Preferred E Share is outstanding not later than ten (10) days after such dates.

                    b. The rights of holders of Preferred E Shares with respect to the payment of dividends shall be of equal rank to that of holders of Series C Convertible Preferred Stock, and in the event that full cumulative dividends on outstanding shares of Preferred E Shares have not been paid when scheduled and have not been paid thereafter, dividends declared on Preferred E Shares and Series C Convertible Preferred Stock and any other capital stock of the Corporation which is of equal rank with respect to payment of dividends with the Preferred E Shares shall be paid pro rata among each such class or series.

                    c. Preferred E Shares shall be preferred over Common Stock, Series A Preferred Stock, and Series D Preferred Stock as to dividends, and no dividends shall be declared, set aside or paid on any of such series or class of capital stock so long as any arrearage exists in the payment of dividends on the Preferred E Shares.

               2.     Rights on Liquidation and Dissolution. In the event of any
                      -------------------------------------
voluntary or involun-tary liquida-tion, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders, whether from capital, sur-plus or earnings, shall be distributed in the following order of priority:

                     a. First, to the holders of Series C Convertible Preferred Stock and Series E Convertible Preferred Stock and any other class or series of Preferred Stock or other capital stock of the Corporation which is of equal rank with the Preferred E Shares with respect to sharing in the proceeds of liquidation and dissolution of the Corporation, but only to the extent that such class or series of capital stock is of equal rank. In such distribution, holders of Preferred E Shares shall be entitled to receive, prior to and in preference to any distribution to the holders of Common Stock, Series A Preferred Stock, Series D Preferred Stock or any other class or series of capital stock of the Corporation with respect to which the instrument creating such class or series of capital stock shall provide that holders of shares of such class or series shall be subordinate and inferior to the rights of holders of Preferred E Shares in liquidation and dissolution and winding up, and in lieu of any other payment, an amount equal to $100.00 per Pre-ferred E Share then outstanding (the "Preferred E Liquidation Preference"). If the assets available to be distributed are not sufficient to satisfy the Preferred E Liquidation Preference of all outstanding Preferred E Shares, as well as the liquidation preference of the outstanding shares of Series C Convertible Preferred Stock and the outstanding shares of any other class or series which is of equal rank with the Preferred E Shares as to sharing in the proceeds of liquidation and dissolution of the Corporation, then the amount to be distributed with respect to each such share shall bear the same proportion to the amount available to be distributed as the liquidation preference of each such share bears to the aggregate liquidation preference of all such shares.

                    b. After distribution of the Preferred E Liquidation Preference to holders of Preferred E Shares, the remaining assets of the Corporation avail-able for distribution, if any, to the share-holders of the Corporation shall be distribut-ed to the holders of shares of other classes of capital stock of the Corporation, as their rights may appear.

               3.          Voting.
                           ------

                    a. In addition to the rights specified in Section 3.b below and any other rights provided in the Corporation's Bylaws, each Preferred E Share shall entitle the holder thereof to a number of votes per Preferred E Share on all matters as to which holders of Common Stock shall be entitled to vote which is equal to the number of shares of the Corporation's Common Stock into which such Preferred E Share is then convertible pursuant to Section 4 below, in the same manner and with the same effect as, and as a class with, the holders of Common Stock or any other class of capital stock which votes as a class with the Common Stock.

                    b.     Except as provided elsewhere in this Resolution or in
Section 3.d below, the Corpora-tion shall not, without the affirma-tive consent or approval of the holders of Preferred E Shares representing at least 67% of the total number of Preferred E Shares then outstand-ing, acting sepa-rately as one class, given either by written consent in lieu of a meeting or by vote at a meeting called for such purposes:

                         (i)      create or issue any class or series of capital
stock (A) ranking, either as to payment of dividends, distribution of assets or redemp-tions, prior to the Preferred E Shares, or (B) which in any manner adversely affects the holders of Preferred E Shares; or

                         (ii)         alter or change the desig-nations, powers,
preferences or rights, or the qualifications, limitations or restric-tions of the Series E Convertible Preferred Stock; or

                         (iii)  (A)  transfer  all  or  substantially all of the
Corporation's business or assets, or (B) approve a consolidation or merger to which the Corporation shall be a party, or (C) enter into a plan of liquidation or dissolution.

                    c. For purposes hereof, the creation by the Corporation of one or more classes or series of Preferred Stock ranking on a parity with Preferred E Shares as to dividends, redemption, liquidation or dissolution shall not be deemed to violate Section 3.b(ii) above if (i) the amount to be paid to holders of shares of such class or series on liquidation does not exceed the amount paid to the Corporation in consideration for the issuance of such shares, and (ii) the annual dividend on such shares does not exceed six (6%) percent of the amount payable upon liquidation for any such class or series of capital stock convert-ible into Common Stock, or eight (8%) percent of the amount payable upon liquidation for any such class or series of capital stock that is not convertible into Common Stock.

                    d. The holders of Preferred E Shares shall receive thirty (30) days prior written notice at their respective registered addresses of any meeting called for the purpose of voting on any matter as to which the holders of Preferred E Shares shall be entitled to vote and after such vote, the holders of Preferred E Shares shall not be entitled to any notice that the transaction, if approved by the required vote, will be or has been effectuated; or, if any matter as to which the holders of Preferred E Shares shall be entitled to vote is approved by written consent in lieu of a meeting, the holders of Preferred E Shares shall receive thirty (30) days prior written notice of such action at their respective registered addresses prior to the effectuation of such transaction.

               4.          Conversion.
                           ----------

                    a. Subject to adjustment as provided in Sections 4.b and 4.c below, each holder of Preferred E Shares shall have the right, at a holder's option, at any time or from time to time prior to the Series E Redemption Date (as hereinafter defined), to convert each Preferred E Share into One Hundred
(100) shares of fully paid and non-assess-able shares of Common Stock of the Corporation.

                    b. If, at any time after the date hereof, the number of shares of Common Stock outstand-ing is increased by a subdivi-sion, conversion or split-up of shares of Common Stock, then, following the record date fixed therefor, the ratio upon which Preferred E Shares may be converted into Common Stock (the "Conversion Ratio") shall be appro-priately adjusted by increas-ing the number of shares of Common Stock issuable upon conver-sion of each Preferred E Share in pro-portion to such increase in outstand-ing shares of Common Stock.

                    c. If, at any time after the date hereof, of shares of Common Stock outstand-ing is decreased by a stock combination, reverse split or conver-sion, then, follow-ing the record date for such combination, reverse stock split or conver-sion, the Series E Con-version Ratio shall be appropri-ately adjusted by decreasing the number of shares of Common Stock issuable on conversion of each Preferred E Share in pro-portion of such decrease in outstanding shares of Common Stock.

                    d. In the event, at any time after the date hereof, of any capital reorga-niza-tion, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or sub-division, split-up or combination of shares), or the consolida-tion or merger of the Cor--pora-tion with or into another person (other than a consolidation or merger in which the Cor-pora--tion is the contin-uing cor-pora-tion and which does not result in any change in the Common Stock) or of the sale or other dis-po-sition of all or substantially all the pro-perties and assets of the Corpora-tion as an entirety to any other person, each Pre-ferred E Share shall after such reorganiza-tion, reclassification, consolidation, merger, sale or other disposition be convert-ible into the kind and number of shares of stock or other securities or property of the Corpora-tion or of the corporation resulting from such con-so-li-dation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reor-ganization, reclassifi-ca-tion, consol-ida-tion, merger, sale or other disposition) upon conversion of such Pre-ferred E Share would have been entitled upon such reorganiza-tion, reclassification, con-soli-dation, merger, sale or other dis-posi-tion. The provisions of this Section 4 shall simi-larly apply to suc-cessive reorganiza-tions, reclassification, consolidations, mergers, sales or other dispo-sitions.

                    e.        To exercise the right to convert set forth in this
Section 4, a holder of Preferred E Shares shall deliver to the Corporation at its principal executive offices, marked to the attention of the Secretary of the Corporation, the certificate or certificates representing the Preferred E Shares to be converted, endorsed to, or accompanied by a separate assignment to, the Corporation, and (b) a written notice stating (i) such holder's wish to exercise the right to convert such Preferred E Shares set forth in this designation, (ii) the name or names and addresses in which and to which securities or other property then deliverable upon conversion of Preferred E Shares should be registered and delivered (if to a person other than the holder and/or to an address other than the holder's address of record). The conversion of a Preferred E Share shall be deemed effective, and such Preferred E Share shall cease to be outstanding for any purpose, upon receipt by the Corporation of the aforementioned notice of conversion and certificate representing such Preferred E Share, provided the same are received prior to the Series E Redemp-tion Date, and the sole right of the holder of such Preferred E Share after conversion shall be to receive the securities or other property then issuable upon the conversion thereof.

                    f. The Corporation shall pay all documentary, stamp or other transac-tional taxes attributable to the issuance or de-livery of shares of capital stock of the Cor-poration upon conversion of any Preferred E Shares; provided, however, that the Cor-pora-tion shall not be required to pay any taxes
-----------------
which may be payable in respect of any trans-fer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the Pre-ferred E Shares in re-spect of which such shares are being issued.

                    g. The Corporation shall reserve and at all times keep reserved, free from preemp-tive rights, out of its authorized but unis-sued shares of Common Stock solely for the purpose of effecting the conversion of Pre-ferred E Shares suffi-cient shares to provide for the conversion of all outstanding Pre-ferred E Shares.

                    h. All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable and free from all taxes, liens or charges with respect thereto.

               5.          Redemption.
                           ----------

                    a. Subject to the provisions of Section 5.b below, the Corporation shall have the right, upon written notice (a "Series E Redemption Notice") to all holders of Preferred E Shares at their respective registered addresses stating that the Corporation is exercising its right of redemption set forth herein and fixing a date for such redemption (the "Series E Redemption Date") which shall be no more than sixty (60) and no less than thirty (30) days following the date of the Series E Redemption Notice, to redeem Preferred E Shares at a price per Preferred E Share (the "Series E Redemption Price") equal to 100% of the Preferred E Liquidation Prefer-ence as of the Series E Redemption Date. Notwithstanding the foregoing, the Corporation may not redeem Preferred E Shares prior to October 26, 2000, except upon the occurrence of (i) the closing of the Corporation's public offering of its Common Stock pursuant to a registration statement filed under the Securities Act of 1933, the net proceeds of which to the Corporation, after deducting all brokerage commissions, underwriters' discounts and similar fees, but before other expenses, is not less than $3,000,000 (other than a registration statement relating solely to an offer and sale of securities to the employees of or other persons providing services to the Corporation registered on Form S-8 or a comparable or successor form) or
(ii) the effectuation of the merger or consolidation of the Corporation with or into another entity or entities, or the acquisition of all of the outstanding shares of the Corporation's Common Stock by another entity or entities, pursuant to which the holders of the Corporation's Common Stock will receive securities which are listed on any national securities exchange or included in the NASDAQ System, or will be so listed or included upon effectuation of the merger, consolidation or acquisition.

                    b. The Corporation's right to redeem Preferred E Shares provided in Section 5.a above may be exercised by the Corporation only if the Fair Market Value (as defined below) of the Corporation's Common Stock for a period of thirty (30) consecutive days immediately prior to the Series E Redemption Date is at least 200% of the amount derived by dividing the Preferred E Liquidation Preference by the number of shares of Common Stock into which each Preferred E Share is then convertible. For purposes of this Section 5.b, Fair Market Value of the Corporation's Common Stock shall mean, as of any day, the closing sales price of the Common Stock on such day on the New York Stock
Exchange, or, if the Common Stock is not then listed on the New York Stock Exchange, then on the principal national securities exchange on which the Common Stock is listed, or, if the Common Stock is not then listed on a national securities exchange, then the closing sales price of the Common Stock on such day as reported on the NASDAQ National Market System, or, if the Common Stock is not then included on the NASDAQ National Market System, then the average of the closing bid and ask prices of the Common Stock on such day in the over-the-counter market as reported by NASDAQ, or, if the bid and ask prices for the Common Stock are not reported by NASDAQ, then as reported by the National Quotation Bureau, Inc. or any successor organization.
                    c. Each holder of Preferred E Shares shall have the right, at any time on or after October 26, 2005, and upon thirty days' written notice to the Corporation fixing the Series E Redemption Date, to require the Corporation to redeem at the Series E Redemption Price such holder's Preferred E Shares which have not been redeemed by the Corporation or converted into Common Stock in accordance with Section 4 hereof on or before such date.

                    d. From and after the Series E Redemption Date, holders of Preferred E Shares shall cease to be shareholders of the Corporation and the sole right of holders of Preferred E Shares shall be to receive the Series E Redemption Price as provided herein.

                    e. The Corporation shall pay the Series E Redemption Price to each holder of record of Preferred E Shares as of the Series E Redemption Date, provided, however, that as a condition precedent to the Corporation's payment of the Series E Redemption Price to any holder, such holder shall deliver to the Corporation the certificate representing the Preferred E Shares to be redeemed or, in lieu thereof, satisfactory evidence that such certificate has been lost or destroyed, together with a bond or surety satisfactory to the Corporation to protect it against loss should such certificate subsequently be tendered for redemption.

                    f. If the Corporation at any time redeems fewer than all Preferred E Shares, it shall redeem the Preferred E Shares pro-rata from all holders thereof.

                    g. The holders of the Preferred E Shares shall continue to have the right to convert their Preferred E Shares into Common Stock, in accordance with Section 4 hereof, after the Corporation has given a Series E Redemption Notice, until 5:00 P.M., Philadelphia Time, on the Series E Redemption Date.

               6.       Other.  Except as expressly provided herein, Preferred E
                        -----
Shares shall have the same rights and privileges as shares of the Corpo-ration's Common Stock.

SERIES  F  CONVERTIBLE  PREFERRED  STOCK.
-----------------------------------------

     RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation and Sections 141(f) and 151(a) of the DGCL, 6,000 shares of this Corporation's autho-rized and previously unissued and undesignated Preferred Stock, par value $.001, per share are hereby designated as the Corporation's Series F Convertible Preferred Stock, to have the following preferences, and relative, optional, participating and other special rights, qualifications, limitations and restrictions:

               1.          Dividends.
                           ---------

                    a. Holders of Series F Convertible Preferred Stock (hereinafter referred to as the "Series F Convertible Preferred Stock" or "Pre-ferred F Shares") shall be en-titled to receive an annual dividend of $6.00 per Preferred F Share which shall be payable in semi-annual installments to the holder of record of such Preferred F Share as of December 31 and June 30 in each year that such Preferred F Share is outstanding not later than ten (10) days after such dates.

                    b. Notwithstanding anything to the contrary herein, no dividends shall be paid on Preferred F Shares at any time that the Corporation is in arrears in payment of dividends on its Series C Convertible Preferred Stock or Series E Convertible Preferred Stock.

               2.     Rights on Liquidation and Dissolution. In the event of any
                      -------------------------------------
voluntary or involun-tary liquida-tion, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders, whether from capital, sur-plus or earnings, shall be distributed in the following order of priority:

                    a. First, to the holders of Series C Convertible Preferred Stock and Series E Convertible Preferred Stock and any other class or series of Preferred Stock or other capital stock of the Corporation which is entitled to a preference in liquidation and dissolution over the Preferred F
Shares,  but  only  to  the  extent  of  that  preference.

                    b. Next, to the holders of Series A Preferred Stock, Series D Preferred Stock and Series F Convertible Preferred Stock and any other class or series of Preferred Stock or other capital stock of the Corporation which is of equal rank with the Preferred F Shares with respect to sharing in the proceeds of liquidation and dissolution of the Corporation, but only to the extent that such class or series of capital stock is of equal rank. In such distribution, holders of Preferred F Shares shall be entitled to receive, prior to and in preference to any distribution to the holders of Common Stock or any other class or series of capital stock of the Corporation with respect to which the instrument creating such class or series of capital stock shall provide that holders of shares of such class or series shall be subordinate and inferior to the rights of holders of Preferred F Shares in liquidation and dissolution and winding up, and in lieu of any other payment, an amount equal to $100.00 per Pre-ferred F Share then outstanding (the "Preferred F Liquidation Preference").

                    c. After distribution of the Preferred F Liquidation Preference to holders of Preferred F Shares, the remaining assets of the Corporation avail-able for distribution, if any, to the share-holders of the Corporation shall be distribut-ed to the holders of shares of other classes of capital stock of the Corporation, as their rights may appear.

               3.          Voting.
                           ------

                    a. In addition to the rights specified in Section 3.b below and any other rights provided in the Corpora-tion's Bylaws, each Preferred F Share shall entitle the holder thereof to a number of votes per Preferred F Share on all matters as to which holders of Common Stock shall be entitled to vote which is equal to the number of shares of the Corporation's Common Stock into which such Preferred F Share is then convertible pursuant to Section 4 below, in the same manner and with the same effect as, and as a class with, the holders of Common Stock or any other class of capital stock which votes as a class with the Common Stock.

                    b.     Except as provided elsewhere in this Resolution or in
Section 3.d below, the Corpora-tion shall not, without the affirma-tive consent or approval of the holders of Preferred F Shares representing at least 67% of the total number of Preferred F Shares then outstand-ing, acting sepa-rately as one class, given either by written consent in lieu of a meeting or by vote at a meeting called for such purposes:

                         (i)      create or issue any class or series of capital
stock (A) ranking, either as to payment of dividends, distribution of assets or redemp-tions, prior to the Preferred F Shares, or (B) which in any manner adversely affects the holders of Preferred F Shares; or

                         (ii)         alter or change the desig-nations, powers,
preferences or rights, or the qualifications, limitations or restric-tions of the Series F Convertible Preferred Stock.

                    c. For purposes hereof, the creation by the Corporation of one or more classes or series of Preferred Stock ranking on a parity with Preferred F Shares as to dividends, redemption, liquidation or dissolution shall not be deemed to violate Section 3.b(ii) above if (i) the amount to be paid to holders of shares of such class or series on liquidation does not exceed the amount paid to the Corporation in consideration for the issuance of such shares, and (ii) the annual dividend on such shares does not exceed six (6%) percent of the amount payable upon liquidation for any such class or series of capital stock convert-ible into Common Stock, or eight (8%) percent of the amount payable upon liquidation for any such class or series of capital stock that is not convertible into Common Stock.

                    d. The Corporation may, with the affirmative consent or approval of holders of 67% or more of Preferred F Shares outstanding, take any of the actions described in Section 3.b above.

               4.          Conversion.
                           ----------

                    a. Subject to adjustment as provided in Sections 4.b and 4.c below, holders of Preferred F Shares shall have the right, at a holder's option, at any time or from time to time prior to the Series F Redemption Date (as hereinafter defined), to convert each Preferred F Share into Fifty (50) shares of fully paid and non-assess-able shares of Common Stock of the Corporation.

                    b. If, at any time after the date hereof, the number of shares of Common Stock outstand-ing is increased by a subdivi-sion, conversion or split-up of shares of Common Stock, then, following the record date fixed therefor, the ratio upon which Preferred F Shares may be converted into Common Stock (the "Series F Conversion Ratio") shall be appro-priately adjusted by increas-ing the number of shares of Common Stock issuable upon conver-sion of each Preferred F Share in pro-portion to such increase in outstand-ing shares of Common Stock.

                    c. If, at any time after the date hereof, the number of shares of Common Stock outstand-ing is decreased by a stock combination, reverse split or conver-sion, then, follow-ing the record date for such combination, reverse stock split or conver-sion, the Series F Con-version Ratio shall be appropri-ately adjusted by decreasing the number of shares of Common Stock issuable on conversion of each Preferred F Share in pro-portion of such decrease in outstanding shares of Common Stock.

                    d. In the event, at any time after the date hereof, of any capital reorga-niza-tion, or any reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or sub-division, split-up or combination of shares), or the consolida-tion or merger of the Cor--pora-tion with or into another person (other than a consolidation or merger in which the Cor-pora--tion is the contin-uing cor-pora-tion and which does not result in any change in the Common Stock) or of the sale or other dis-po-sition of all or substantially all the pro-perties and assets of the Corpora-tion as an entirety to any other person, each Pre-ferred F Share shall after such reorganiza-tion, reclassification, consolidation, merger, sale or other disposition be convert-ible into the kind and number of shares of stock or other securities or property of the Corpora-tion or of the corporation resulting from such con-so-li-dation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reor-ganization, reclassifi-ca-tion, consol-ida-tion, merger, sale or other disposition) upon conversion of such Pre-ferred F Share would have been entitled upon such reorganiza-tion, reclassification, con-soli-dation, merger, sale or other dis-posi-tion. The provisions of this Section 4 shall simi-larly apply to suc-cessive reorganiza-tions, reclassifications, consolidations, mergers, sales or other dispo-sitions.

                    e.        To exercise the right to convert set forth in this
Section 4, a holder of Preferred F Shares shall deliver to the Corporation at its principal executive offices, marked to the attention of the Secretary of the Corporation, the certificate or certificates representing the Preferred F Shares to be converted, endorsed to, or accompanied by a separate assignment to, the Corporation, and (b) a written notice stating (i) such holder's wish to exercise the right to convert such Preferred F Shares set forth in this designation, (ii) the name or names and addresses in which and to which securities or other property then deliverable upon conversion of Preferred F Shares should be registered and delivered (if to a person other than the holder and/or to an address other than the holder's address of record). The conversion of a Preferred F Share shall be deemed effective, and such Preferred F Share shall cease to be outstanding for any purpose, upon receipt by the Corporation of the aforementioned Notice of Conversion and certificate representing such Preferred F Share, provided the same are received prior to the Redemp-tion Date, and the sole right of the holder of such Preferred F Share after conversion shall be to receive the securities or other property then issuable upon the conversion thereof.

                    f. The Corporation shall pay all documentary, stamp or other transac-tional taxes attributable to the issuance or de-livery of shares of capital stock of the Cor-poration upon conversion of any Preferred F Shares; provided, however, that the Cor-pora-tion shall not be required to pay any taxes
-----------------
which may be payable in respect of any trans-fer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the Pre-ferred F Shares in re-spect of which such shares are being issued.

                    g. The Corporation shall reserve, and keep reserved, free from preemp-tive rights, out of its authorized but unis-sued shares of Common Stock solely for the purpose of effecting the conversion of Pre-ferred F Shares suffi-cient shares to provide for the conversion of all outstanding Pre-ferred F Shares.

                    h. All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable and free from all taxes, liens or charges with respect thereto.

               5.          Redemption.
                           ----------

                    a. The Corporation shall have the right, at any time and from time to time upon written notice (a "Series F Redemption Notice") to all holders of Preferred F Shares at their respective registered addresses stating that the Corporation is exercising its right of redemption set forth herein and fixing a date for such redemption (the "Series F Redemption Date") which shall be no more than sixty (60) and no less than thirty (30) days following the date of the Series F Redemption Notice, redeem Preferred F Shares at a price per Preferred F Share (the "Series F Redemption Price") equal to 100% of the
Preferred  F  Liquidation  Prefer-ence  as  of  the  Series  F  Redemption Date.

                    b. From and after the Series F Redemption Date, holders of Preferred F Shares shall cease to be shareholders of the Corporation and the sole right of holders of Preferred F Shares shall be to receive the Series F Redemption Price as provided herein.

                    c. The Corporation shall pay the Series F Redemption Price to each holder of record of Preferred F Shares as of the Series F Redemption Date, provided, however, that as a condition precedent to the Corporation's payment of the Series F Redemption Price to any holder, such holder shall deliver to the Corporation the certificate representing the Preferred F Shares to be redeemed or, in lieu thereof, satisfactory evidence that such certificate has been lost or destroyed, together with a bond or surety satisfactory to the Corporation to protect it against loss should such certificate subsequently be tendered for redemption.

                    d. If the Corporation at any time redeems fewer than all Preferred F Shares, it shall redeem the Preferred F Shares pro-rata from all holders thereof.

                    e. The holders of the Preferred F Shares shall continue to have the right to convert their Preferred F Shares into Common Stock, in accordance with Section 4 hereof, after the Corporation has given a Series F Redemption Notice, until 5:00 P.M., Philadelphia, Pennsylvania Time, on the Series F Redemption Date.

               6.       Other.  Except as expressly provided herein, Preferred F
                        -----
Shares shall have the same rights and privileges as shares of the Corpo-ration's Common Stock.


          IN WITNESS WHEREOF, said CoreCare Systems, Inc. has caused its corporate seal to be hereunto affixed and this certifi-cate to be signed by Rose
S. DiOttavio, its President, and Joan K.S. Biddle, its Secretary, this day of January, 1997.


                              BY:                /S/  ROSE  S.  DIOTTAVIO
                                 ----------------------------------------
                                   PRESIDENT


(SEAL)                                              BY:     /S/ JOAN K.S. BIDDLE
                                                        ------------------------
                                   SECRETARY





EXHIBIT 3.3

                             CORECARE SYSTEMS, INC.



                                 1996 STOCK PLAN



     1 . Purpose.  CoreCare Systems, Inc., a Nevada corporation, (the "Company")
         -------
, hereby adopts the following stock plan (the "1996 Stock Plan" or "Plan") The Plan is intended as an additional incentive to eligible employees, advisors or consultants to enter into or remain in the service of the Company or any Affiliate (as defined below) and/or as additional compensation to them for past or future services, the amount of which additional compensation, if any, is contingent upon future events or conditions, including the price or value of the Company' s Common Stock. For purposes of the Plan, the term "Affiliate" shall mean any "parent" or "majority-owned subsidiary" of the Company, within the meaning of such terms as used in Rule 701(b) (1) promulgated by the Securities and Exchange Commission ("SEC,') under the Securities Act of 1933 (the "Act").



2.      Administration.    The  Plan  shall  be  administered  by
        --------------
the Board of Directors of the Company (the "Board") or, if the board shall so determine, by a Committee of the Board of Directors, the members of which shall be appointed by the Board to a term of one year, unless another term is specified by the Board at the time of appointment. As used herein, the term "Board" shall include any Committee of the Board created by the Board to administer the Plan.



a. Board Procedures. The Board shall establish such procedures as it deems appropriate for the administration of the Plan, provided that such procedures are not inconsistent with the Company's Articles of Incorporation or Bylaws or the specific terms set forth herein.

     b.  Grants.    The  Board  shall  from  time  to time at its
         ------
discretion direct the Company to (i) issue shares of the Company's Common Stock ("Shares") or (ii) grant options to purchase Shares ("Options") pursuant to the terms of the Plan. Subject to any limitations or restrictions contained herein, the Board shall have plenary authority to determine the persons or entities to whom and the times at which Shares shall be issued and Options shall be granted, the number of Plan Shares (as defined in Section 4 hereof) to be issued and Plan Shares to be subject to Options granted and the price and other terms and conditions thereof, taking into account the nature of the Grantee's past services and responsibilities, present and potential contribution to the Company's success, and such other factors as it may deem relevant.

     c.      Interpretation.        The   interpretation and construction by the
             --------------
Board of any provision of the Plan or of any investment letter or Option Docu-ment (as defined in Section 6 below) entered into pursuant to the Plan shall be final, binding and conclusive as to all interested parties.

d.          Exculpation.    No  member  of  the Board shall be personally liable
            -----------
for monetary damages for action taken or any failure to take any action in connection with the administration of the Plan or the issuing of Shares or the granting of Options under it in the absence of a breach or failure by a director which constitutes self-dealing, wilful misconduct , or recklessness; provided, however, that the provisions of this subsection 2 (d) shall not apply to responsibility or liability pursuant to any criminal statute.



     e    Indemnification.  Each member of the Board shall be entitled without
          ---------------
further act on his part to indemnity from the Company to the fullest extent provided by applicable law and the Company's Articles of Incorporation and/or Bylaws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the issuing of Shares or the granting of Options under it in which he may be involved by reason of his being or having been a member of the Board, whether or not he or she continues to be such member of the Board at the time of the action, suit or proceeding.



     3     Eligibility.    All  officers  and  employees  of,  and  advisors and
           -----------
consultants to, the Company or its Affiliates shall be eligible to receive Shares and Options hereunder, provided that no person who is not eligible to receive securities or an option or acquire securities upon the exercise of an option in a transaction exempt from registration under the Act pursuant to Rule 701 promulgated by the SEC under the Act shall be eligible to receive any Shares or Options hereunder. Any person who or entity which receives any Shares or
Options is referred to hereunder as a "Grantee". The Board, in its sole discretion, shall determine whether an individual or entity is eligible to be a Grantee. A Grantee may receive more than one Option.



    4.      Plan  Shares.   The aggregate maximum number of shares of the Common
            ------------
Stock which may be issued under the Plan and for which Options may be granted under the Plan (the "Plan Shares") shall be one million (1,000,000) shares, adjusted as provided in Section 9 below, PROVIDED, that the Board shall not, at
                                           ---------
any time, issue any Shares or grant any Options if the issuance of such shares or exercise of such options would exceed the limitations set forth in Rule 701(b) (5) promulgated by the SEC under the Act. Plan Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company. If any outstanding option granted under the Plan expires, lapses or is terminated for any reason, the Plan Shares allocable to the unexercised portion of such option may again be the subject of an Option granted pursuant to the Plan.


     5 Term of Plan.  The Plan shall be effective as of the date approved by the
        ------------
Board. No Share may be issued and no Option may be granted under the Plan after the earlier of (i) the effective date of a a registration statement filed by the Company under the Exchange Act of 1934 of (ii) a date which is five years after the date this Plan is approved by the Board.



     6  . Terms and Conditions of Options.  Options granted pursuant to the Plan
          -------------------------------
shall be evidenced BY written documents (the "Option Documents") which state or incorporate by reference the following terms and conditions:



     a.   Number of Plan Shares.  Each Option Document shall state the number of
          ---------------------
Plan  Shares  to  which  it  pertains.



     b. Option Price. Each Option Document shall state the price at which Plan Shares may be purchased (the "Option Price").

     c. Medium of Payment. An Optionee shall pay for Plan Shares (i) in cash, (ii) by certified check payable to the order of the Company, (iii) by assigning or transferring to the Company shares of the Common STOCK held by the Optionee, including Plan Shares purchased upon exercise of Options granted under the Plan, valued at their fair -market value as of the exercise date, PROVIDED,
                                                                       ---------
HOWEVER, that the Board, at the time of grant, may impose such limitations and prohibitions on the use of shares of Common Stock to exercise an Option as it deems appropriate, which limitations and prohibitions, if any, shall be set forth in the Option Documents, or (iv) by such other mode of payment as the
Board may approve. For purposes of sub-Section (iii) hereof, the term "fair market value" shall mean the closing high bid for the Common Stock reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the trading DAY preceding the exercise date, or closing sale price of the Common Stock on the exercise date if it is then listed on an exchange or traded on the NASDAQ NatiONAL Market System. If no such closing bid or sales price for the Common Stock is available, the fair market value shall be an amount determined in good faith by the Board.
     d.  Termination  of  Options.    Each  Option  Document  shall set forth an
         ------------------------
expiration date after which the Option evidenced thereby shall not be exercisable, and may set forth terms and conditions which shall result in earlier termination. Unless otherwise provided in the Option Documents, however, all Options will be subject to early termination as follows:

(i) All Options shall terminate on a date set by the Board to be an accelerated expiration date in the event of any (A) dissolution or liquidation of the Company, or (B) consummation of any merger or consolidation in which the Company is not the surviving corporation, or (C) any other transaction in which the Company sells all or substantially all of its assets to another person or entity or becomes an 80% or more owned subsidiary of another corporation, in any of which cases the Board may take whatever other action with respect to the Option, including acceleration of any exercise provisions, it deems necessary or desirable;


     (ii) If employment of an Optionee by the Company or any Affiliate is terminated for any reason other than termination for cause, death, or disability, Options held by the Optionee at the time of termination shall expire 90 days after the date of such termination of employment;



     (iii) If the employment of an Optionee by the Company or an Affiliate is terminated for cause, options held BY the Optionee shall automatically expire effective upon such termination of employment. For purposes of this Section,
                                                       --------
the term "cause" shall mean an act or acts involving a felony, fraud, wilful misconduct, the commission of any act that causes or reasonably may be expected to cause substantial injury to the Company, or other good cause;



     (iv) If the employment of an Optionee by the Company or an Affiliate is terminated by reason of the Optionee becoming disabled and unable to perform his prior or other employment duties, Options held by the Optionee shall expire 12 months after the date of such termination of employment; and



     (v) If the employment of an Optionee by the Company or an Affiliate is terminated by the Optionee's death, or if an Optionee dies within three months after the termination of his employment, except where such termination was made for cause, Options held by the Optionee shall expire 12 months after the date of death.



     e       Option Transfers.  Unless otherwise provided in the relevant Option
             ----------------
Documents, Options granted under the Plan way not be transferred by the Optionee, except by ill or by the laws of descent and distribution, and may be exercised only by an Optionee, provided, that, the personal representative of an Optionee may exercise an Option held by an Optionee at the time of his death, provided (i) that the Option was vested at the time of the Optionee's death, and
(ii) the Option is exercised no later than the date fixed for termination hereunder or in the Option Documents.

     f.     Tax Withholding.  The issuance, delivery, or exercise of any Options
            ---------------
under the Plan is subject to the condition that if, at any time, the Board shall determine, in its discretion, that the satisfaction of withholding tax or other withholding liabilities under any state or federal law is necessary or desirable as a condition of, or in connection with, the issuance, delivery or exercise of the Options, then the issuance, delivery or exercise of the Options shall not be effective unless the withholding shall have been effected or obtained in a manner acceptable to the Board. If an Optionee participating in the Plan is required to pay to the Company an amount required to be withheld under applicable income tax laws in connection with the exercise of an Option, the Optionee may satisfy the obligation, in whole or in part, by electing to (i) have the Company withhold a portion of the Plan Shares acquired upon the exercise of the Option and having a fair market value on the date the amount of tax to be withheld is to be determined (the "Tax Date,,) which, in the aggregate, is equal to the amount required to be withheld or (ii) deliver to the Company shares of Common Stock already owned by the Optionee and having a fair market value on the Tax Date equal to the amount required to be withheld.



     g          Other Provisions.  The Option Documents shall contain
                ----------------
other provisions not inconsistent with the express terms of the Plan, including, without limitation, additional restrictions upon the exercise of the Option or additional limitations upon the term of the Option, as the Board shall deem advisable.

     7. Exercise of options. No option shall be deemed to have been -----------5----------
exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the Plan Shares to be purchased. Each such notice shall specify the number of Plan Shares to be purchased and shall (unless the Plan Shares are covered by a then current registration statement under the Act), contain the Optionee's acknowledgment in form and-substance satisfactory to the Company that (a) such Plan Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act) ;
                             --
(b) the Optionee has been advised and understands that (i) the Plan Shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (ii) the Company is under no obligation to register the Plan Shares under the Act or to take any action which would make available to the Optionee any exemption from such registration; (c) such Plan Shares may not be transferred without compliance with all applicable federal and state Securities laws; and
(d) Optionee agrees to any specific restriction required under applicable state securities laws. Optionee's Notwithstanding the above, should the Company be advised by counsel that issuance of shares should be delayed pending (x) registration under federal or state securities laws or (y) the receipt of an opinion that an appropriate exemption therefrom is available, the Company may defer exercise of any Option granted hereunder until either of such events has occurred.

     8.        Issuance of Shares.  Unless the Plan Shares are covered by a then
               ------------------
current registration statement under the Act, no Shares shall be issued pursuant to the Plan until the Company receives from the Grantee an executed investment letter specifying the number of Shares to be acquired and the Grantee's acknowledgment in form and substance satisfactory to the Company of the provisions set forth in Section 7(a), (b), (c) and (d) above.



     9  .             Adjustments on Chancres in Capitalization.. Subject to the
                      ------------------------------------------
provisions of Section 6(d) above, the aggregate number of Shares which may be issued hereunder, the aggregate number of shares and class of shares as to which options may be granted hereunder, the number of shares covered by each outstanding Option and the Option Price thereof shall be appropriately adjusted in the event of a stock dividend, stock split, recapitalization or other change in the number or class of issued and outstanding equity securities of the Company resulting from a subdivision or consolidation of the Common Stock and/or other outstanding equity security or a recapitalization or other capital adjustment (not including the issuance of Common Stock on the conversion of other securities of the Company which are convertible into Common Stock) affecting the Common Stock which is effected without receipt of consideration by the Company. The Board shall have authority to determine the adjustments to be made under this Section and any such determination by the Board shall be final, binding and conclusive.

     10.       Amendment of the Plan.  The Board of Directors of the Company may
               ---------------------
amend  the  Plan  from  time  to  time  in such manner as it may seem advisable.

     11.       Continued Employment.  The issuance of any Shares or the grant of
               --------------------
any Options pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part-- of the Company or any Affiliate to retain a Grantee in the employ or service of the Company or an Affiliate in any capacity.



Adopted  BY  the  Board  of  Directors  -  July  8,  1996



EXHIBIT  3.4

     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     SERIES  WC  WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     ----------------------------------------------------------------------



NO.  WC  -


     THIS CERTIFIES THAT, for value received, _____________ ("Holder") is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time and prior to the Expiration Date set forth below (the "Exercise Period"), ______________________ (______) fully paid and nonassessable shares (the "Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock"), subject to the adjustments set forth in Sections 2 and 7 below, at a price of One Dollar and Twelve and One Half Cents ($1.125) Per Share (the "Exercise Price"), subject to the other terms and conditions set forth herein.

     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder," as used herein, shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part.

     2. (a) The Expiration Date of this Warrant shall be December 31, 1996, provided that prior to such date the Company has filed and processed to effectiveness a Registration Statement under the Securities Act of 1933, as amended (the "Act"), in respect of the Shares issuable hereunder (a
"Registration Statement" or "Statement"), which Registration Statement shall have remained effective and current so that Shares could be sold pursuant to the Statement in accordance with the Act for not less than ninety (90) days (the "Registration Condition"). If the Registration Condition has not been satisfied prior to October 1, 1996 the Expiration Date shall be the tenth day following the date upon which the Registration Condition is first satisfied. The Company shall give Holder prompt notice of the filing and the effectiveness of any Registration Statement.

          (b) If the Company has not processed a Registration Statement to effectiveness on or prior to July 1, 1996, then the number of Shares for which this Warrant may be exercised shall increase by twenty percent (20%). If the Company has not processed a Registration Statement to effectiveness on or prior to December 1, 1996, then the number of Shares for which this Warrant may be exercised shall increase by an additional twenty percent (20%) of the original number of Shares.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price"). The Shares Purchase Price may also be paid by the Holder's cancelling the principal indebtedness of the Company under a certain Promissory Note from the Company issued to the original Holder hereof, dated of even date herewith, in the amount of $39,375.

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. If the Shares Purchase Price is paid by cancellation of a Promissory Note as set forth in the final sentence of Section 3 hereof, the Holder shall deliver the original Promissory Note to the Company for cancellation; if the Holder is not the original Payee under such Promissory Note, then Holder shall also present the Company with evidence, reasonably satisfactory to the Company, that the Holder is the lawful owner of the Promissory Note. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless such transfer is registered under the Act or the Company shall have received an opinion of counsel as set forth in paragraph (f) of Section 10 hereof.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

     (b) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subparagraph (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the initial Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (c) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

     8. (a) In case of any consolidation with or merger of the Company with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance and, in any such case, effective provision shall be made in its Articles of Incorporation or otherwise, if necessary, in order to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (b) In case of any reclassification or change in the Shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of Shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (c) The above provisions of this Section 8 shall similarly apply to successive reclassification and changes in Shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     9. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     10. (a) The Company shall use its best efforts to register the Shares for sale under the Act not later than July 1, 1996, and to maintain a Registration Statement in effect with respect to the Shares for not less than ninety (90) days.

          (b) This Warrant is one of a Series of similar warrants denominated as the Company's "Series WC" Warrants (the "WC Warrants") all issued on or about December 1, 1995 and initially exercisable for an aggregate maximum 222,222 shares of Common Stock. The shares issuable under all such Warrants are referred to herein as the "Registrable Shares." If the Company has not registered the Shares for sale under the Act on or before July 1, 1996, then at any time thereafter, the holders of a majority in interest of the then unregistered Registrable Shares (all WC Warrants being deemed exercised for purposes of this paragraph (b)) held by all Holders of WC Warrants or shares issued upon exercise of such WC Warrants, shall have the right to notify the Company in writing that such Holders intend to offer or cause to be offered for sale any of the Registrable Shares (but not less than 10% in the aggregate of the Registrable Shares which would be outstanding upon exercise in full of all WC Warrants)) and shall have the right to demand the Company to cause such Registrable Shares to be registered under the Act. In such event, the Company will notify all other Holders of Registrable Shares of such notice from a majority of the Holders of Registrable Shares . Upon written request of any Holder of Registrable Shares given within fifteen (15) days after receipt by such Holder of such notification from the Company, the Company will use its best efforts to cause such of the Registrable Shares as may be requested by any Holders thereof to be registered under the Act as expeditiously as possible; provided that the Company shall be obligated to register shares pursuant to this paragraph (b) on not more than two occasions and provided further that the Company shall not be required to effect any such registration within ninety (90) days of the Closing of an underwritten primary public offering by the Company.

          (c) The Company shall not be required to effect the registration of any of the shares requested by a Holder of Registrable Shares under subparagraph (b) if, in the unqualified opinion of counsel for the Company which is reasonably acceptable to counsel for the Holder, such Holder may then sell all shares as to which such Holder had requested registration under the provisions of the Securities Act without registration thereunder.

          (d) Each registration pursuant to paragraph (b) above shall be subject to the registration procedures, provisions regarding expenses and indemnification and other matters set forth on Exhibit A hereto.

          (e) The Company agrees that so long as it shall have an effective registration statement under the Act with respect to any of the Shares (and for one year thereafter) and for so long as the Company shall have any securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, it shall file all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, so as to be in compliance with the then current public information requirements specified in Rule 144 (as amended) or any successor rule promulgated under the Securities Act.

          (f) Unless registered under the Act, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     11. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     12. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     13. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     14. The Company warrants the due authorization, execution and delivery of this Warrant as of the 1st day of December, 1995.

                              CORECARE  SYSTEMS,  INC.
[SEAL]

                              BY:    /S/  ROSE  S.  DIOTTAVIO
                                 ----------------------------
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT

ATTEST:

BY:  /S/
   -----
                               SECRETARY

------
     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

_
__;

Date:__________________

_
__
     SIGNATURE(S)(**)



________________________________________________________________________________

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of _______________________ Shares(*) purchasable upon exercise thereof to_______________________________________________________________, whose address is__________________________________________________________________  and hereby irrevocably  constitute  and  appoint  _________________________________________
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:___________________

_
__          _____
     SIGNATURE(S)(**)

_
_____
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the names(s) of the Holder as set forth on the first page of this Warrant.


EXHIBIT  3.5

     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     SERIES  WD  WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     ----------------------------------------------------------------------



NO.  WD  -


     THIS CERTIFIES THAT, for value received, ____________________________ ("Holder") is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time and prior to the Expiration Date set forth below (the "Exercise Period"), ____________________________ (______) fully paid and nonassessable shares (the
"Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock"), subject to the adjustments set forth in Sections 2 and 7 below, at a price of One Dollar and Twelve and One Half Cents ($1.125) Per Share (the "Exercise Price"), subject to the other terms and conditions set forth herein.

     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder," as used herein, shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part.

     2. (a) The Expiration Date of this Warrant shall be December 31, 1996, provided that prior to such date the Company has filed and processed to effectiveness a Registration Statement under the Securities Act of 1933, as amended (the "Act"), in respect of the Shares issuable hereunder (a
"Registration Statement" or "Statement"), which Registration Statement shall have remained effective and current so that Shares could be sold pursuant to the Statement in accordance with the Act for not less than ninety (90) days (the "Registration Condition"). If the Registration Condition has not been satisfied prior to October 1, 1996 the Expiration Date shall be the tenth day following the date upon which the Registration Condition is first satisfied. The Company shall give Holder prompt notice of the filing and the effectiveness of any Registration Statement.

          (b) If the Company has not processed a Registration Statement to effectiveness on or prior to July 1, 1996, then the number of Shares for which this Warrant may be exercised shall increase by twenty percent (20%). If the Company has not processed a Registration Statement to effectiveness on or prior to December 1, 1996, then the number of Shares for which this Warrant may be exercised shall increase by an additional twenty percent (20%) of the original number of Shares.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price"). The Shares Purchase Price may also be paid by the Holder's cancelling the principal indebtedness of the Company under certain Promissory Notes from the Company issued to the original Holder hereof, dated on or about the date hereof, in the aggregate amount of $50,000.

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. If the Shares Purchase Price is paid by cancellation of a Promissory Note as set forth in the final sentence of Section 3 hereof, the Holder shall deliver the original Promissory Note to the Company for cancellation; if the Holder is not the original Payee under such Promissory Note, then Holder shall also present the Company with evidence, reasonably satisfactory to the Company, that the Holder is the lawful owner of the Promissory Note. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless such transfer is registered under the Act or the Company shall have received an opinion of counsel as set forth in paragraph (f) of Section 10 hereof.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

     (b) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subparagraph (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the initial Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (c) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

     8. (a) In case of any consolidation with or merger of the Company with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance and, in any such case, effective provision shall be made in its Articles of Incorporation or otherwise, if necessary, in order to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (b) In case of any reclassification or change in the Shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of Shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (c) The above provisions of this Section 8 shall similarly apply to successive reclassification and changes in Shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     9. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     10. (a) The Company shall use its best efforts to register the Shares for sale under the Act not later than July 1, 1996, and to maintain a Registration Statement in effect with respect to the Shares for not less than ninety (90) days.

          (b) This Warrant is one of a Series of similar warrants denominated as the Company's "Series WD" Warrants (the "WD Warrants") all issued in February, 1996. The shares issuable under all such Warrants are referred to herein as the "Registrable Shares." If the Company has not registered the Shares for sale under the Act on or before July 1, 1996, then at any time thereafter, the holders of a majority in interest of the then unregistered Registrable
Shares  (all  WD  Warrants being deemed exercised for purposes of this paragraph
(b)) held by all Holders of WD Warrants or shares issued upon exercise of such WD Warrants, shall have the right to notify the Company in writing that such Holders intend to offer or cause to be offered for sale any of the Registrable Shares (but not less than 10% in the aggregate of the Registrable Shares which would be outstanding upon exercise in full of all WD Warrants)) and shall have the right to demand the Company to cause such Registrable Shares to be registered under the Act. In such event, the Company will notify all other Holders of Registrable Shares of such notice from a majority of the Holders of Registrable Shares . Upon written request of any Holder of Registrable Shares given within fifteen (15) days after receipt by such Holder of such notification from the Company, the Company will use its best efforts to cause such of the Registrable Shares as may be requested by any Holders thereof to be registered under the Act as expeditiously as possible; provided that the Company shall be obligated to register shares pursuant to this paragraph (b) on not more than two occasions and provided further that the Company shall not be required to effect any such registration within ninety (90) days of the Closing of an underwritten primary public offering by the Company.

          (c) The Company shall not be required to effect the registration of any of the shares requested by a Holder of Registrable Shares under subparagraph (b) if, in the unqualified opinion of counsel for the Company which is reasonably acceptable to counsel for the Holder, such Holder may then sell all shares as to which such Holder had requested registration under the provisions of the Securities Act without registration thereunder.

          (d) Each registration pursuant to paragraph (b) above shall be subject to the registration procedures, provisions regarding expenses and indemnification and other matters set forth on Exhibit A hereto.

          (e) The Company agrees that so long as it shall have an effective registration statement under the Act with respect to any of the Shares (and for one year thereafter) and for so long as the Company shall have any securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, it shall file all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, so as to be in compliance with the then current public information requirements specified in Rule 144 (as amended) or any successor rule promulgated under the Securities Act.

          (f) Unless registered under the Act, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     11. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     12. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     13. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     14. The Company warrants the due authorization, execution and delivery of this Warrant as of the First day of February, 1996.


                              CORECARE  SYSTEMS,  INC.
[SEAL]

                              BY:    /S/  ROSE  S.  DIOTTAVIO
                                 ----------------------------
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT


ATTEST:

BY:    /S/  JOAN  BIDDLE
   ---------------------
    JOAN  BIDDLE,  ASST.  SECRETARY

------
     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

_
__;

Date:__________________

_
__
     SIGNATURE(S)(**)



________________________________________________________________________________

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of _______________________ Shares(*) purchasable upon exercise thereof to_______________________________________________________________, whose address is__________________________________________________________________  and hereby irrevocably  constitute  and  appoint  _________________________________________
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:___________________

_
__          _____
     SIGNATURE(S)(**)

_
_____
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the names(s) of the Holder as set forth on the first page of this Warrant.



EXHIBIT  3.6


     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     SERIES  WE  WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     ----------------------------------------------------------------------



NO.  WE  -

     THIS    CERTIFIES    THAT,    for    value    received,
_____________________ ("Holder") is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time after, _______ 1997 [ONE YEAR AFTER TERMINATION DATE OF OFFERING] and prior to the Expiration Date set forth below (the "Exercise Period"), fully paid and nonassessable shares (the "Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock"), subject to the adjustments set forth in Section 7 below, at a price of Three Dollars ($3.00) per Share (the "Exercise Price"), subject to the other terms and conditions set forth herein.



     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder," as used herein, shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part.

     2. This Warrant is one of a series of Warrants initially issued as part of Units issued by the Company pursuant to a Confidential Offering Memorandum dated, _____1996. The Expiration Date of this Warrant shall be, _____ 2002 [FIVE YEARS AFTER INITIALLY EXERCISABLE], subject to extension in accordance with
the provisions  of  Section  10    hereof.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price").

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this
Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless such transfer is registered under the Securities Act of 1933, as amended (the "Act"), or the Company shall have received an opinion of counsel as set forth in paragraph (f) of Section 10 hereof.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

          (b) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subparagraph (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the initial Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.
          (c) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

     8. (a) In case of any consolidation with or merger of the Company with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance and, in any such case, effective provision shall be made in its Articles of Incorporation or otherwise, if necessary, in order to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (b) In case of any reclassification or change in the Shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares of Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value], or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (c) The above provisions of this Section 8 shall similarly apply to successive reclassifications and changes in Shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     9. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     10. (a) Unless a registration statement under the Act is in effect as to this Warrant, the Company shall have the right to limit, restrict or prohibit exercise of this Warrant, and other Warrants in the same series as set forth in Section 2 hereof, during any period of time, if no exemption from registration is available under the Act for the issuance of such Shares or to the extent necessary to comply with available exemptions. The Company shall not be required to incur any expense which, in the good faith discretion of the Company's Board of Directors, is unreasonable in order to make such exemption available. Unless registered under the Act, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

          (b) The Company agrees to register the shares issuable upon exercise of this Warrant under the Securities Act of 1933 on Form S-3, as soon as practical after Form S-3 becomes available for use by the Company for such registration. The Company agrees to use its best efforts to maintain the effectiveness of such registration for at least 180 consecutive days. The Company shall provide the Holder of this Warrant with at least thirty (30) days written notice of its intention to file such a Registration Statement. Unless the Holder notifies the Company prior to the end of such thirty (30) day period, that the Holder does not wish all of these shares to be registered, all of such shares shall be so registered.

          (c) If, on the original Expiration Date set forth in Section 2 hereof, no registration statement under the Act has been in effect with respect to the Shares for a period of at least one hundred and eighty (180) consecutive days prior to such Expiration Date, then the Expiration Date of this Warrant shall be extended until such date as a registration statement shall have been in effect for one hundred and eighty (180) consecutive days.

     11. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     12. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     13. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     14. The Company warrants the due authorization, execution and delivery of this Warrant as of the ______ day of ________, 1996.


                              CORECARE  SYSTEMS,  INC.
[SEAL]

                                 BY: /s/ Rose DiOttavio
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT

ATTEST:

BY: /s/ Joan K.S. Biddle
JOAN  BIDDLE,  ASST.  SECRETARY



1011A696
--------

------
     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

_
__;

Date:__________________

_
__
     SIGNATURE(S)(**)



________________________________________________________________________________

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of _______________________ Shares(*) purchasable upon exercise thereof to_______________________________________________________________, whose address is__________________________________________________________________  and hereby irrevocably  constitute  and  appoint  _________________________________________
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:___________________

_
__          _____
     SIGNATURE(S)(**)

_
_____
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the name(s) of the Holder as set forth on the first page of this Warrant.



EXHIBIT  3.7


THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.

This Warrant is Detachable from the Promissory Note of CoreCare Systems, Inc. of
--------------------------------------------------------------------------------
             Even Date Herewith to Which It Was Originally Attached
             ------------------------------------------------------


                             CORECARE SYSTEMS, INC.

          SERIES WB WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK
          ------------------------------------------------------------

NO.  WB-1                                                          50,000 SHARES

     THIS CERTIFIES THAT, for value received, SAGE EQUITIES, INC., a New York corporation (the "Holder"), is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time and from time to time prior to the Expiration Date set forth below (the "Exercise Period"), all or any part of Fifty Thousand (50,000) fully paid and nonassessable shares (the "Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock"), at a price initially equal to Two Dollars ($2.00) per Share (the "Exercise Price"), subject to adjustment from time to time as provided herein. The number of Shares to be received upon the exercise of this Warrant and the Exercise Price to be paid for each such Share may be adjusted from time to time as hereinafter set forth.
     1.          Transfer  of  Warrant;  Definitions.    Transfer, assignment or
                 -----------------------------------
hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder", as used herein, shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth or incorporated by reference herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this
Warrant,  in  whole  or  in  part.
     2.          Expiration  Date.  The Expiration Date of this Warrant shall be
                 ----------------
October 17, 1997, provided that prior to such date the Company has filed and processed to effectiveness a Registration Statement under the Securities Act of 1933, as amended (the "Act"), in respect of the Shares (a "Registration Statement" or "Statement"), which Registration Statement remained effective and current so that Shares could be sold pursuant to the Statement in accordance with the Act for not less than ninety (90) days (the "Registration Condition"). If the Registration Condition has not been satisfied prior to October 17, 1997, the Expiration Date shall be the tenth day following the date upon which the Registration Condition is first satisfied. The Company shall give the Holder prompt notice of the filing and the effectiveness of any Registration Statement.
     3.     Manner of Exercise.  This Warrant may be exercised from time to time
            ------------------
during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to the Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price").
     4.     Effectiveness of Exercise.  Exercise of this Warrant shall be deemed
            -------------------------
to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.
     5.     Registration and Transfer of Warrants.  The Company shall maintain a
            -------------------------------------
register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by the Holder's duly authorized attorney or representative, or accompanied  by  proper  evidence  of  succession,  assignment  or  authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company, at its own cost and expense, shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless the Holder of such Warrants shall furnish to the Company evidence of compliance with the Act and applicable state securities law in accordance with the provisions Paragraph 13(i) hereof.
     6.     Reservation of Stock and Other Covenants.  The Company covenants and
            ----------------------------------------
agrees that it shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. If any shares of Common Stock, reserved or to be reserved for the purpose of providing for the exercise of this Warrant, require registration with or approval of any governmental authority under an federal or state law before such shares may be validly issued to the holder, the Company covenants and agrees that it will in good faith, and as expeditiously as possible, endeavor to effect such registration or secure such approval, as the case may be. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue). The Company will not take any action which would cause the Exercise Price to be below the then par value, if any, per share of the Common Stock or, in the case of no par stock, below the amount for which such shares may be issued as fully paid and nonassessable.
     7.      Adjustments to Exercise Price.  The Exercise Price shall be subject
             -----------------------------
to  adjustment  from  time  to  time  as  follows:
          (a) Except as hereinafter provided, if the Company shall at any time after the date hereof issue or sell any shares of Common Stock, including shares held in the Company's treasury, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares, or without consideration, then, and thereafter successively upon each issuance or sale, the Exercise Price in effect immediately prior to each such issuance  or  sale  shall  be  reduced  to  a  price  determined  by  DIVIDING
          (i) an amount equal to the sum of (A) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Exercise Price in effect immediately prior to such issuance or sale, plus (B) the consideration, if any, received by the Company upon such issuance or sale, BY
          (ii) the total number of shares of Common Stock outstanding immediately after such issuance of sale.
          (b) If the Company shall at any time after the date hereof (i) issue or sell any securities, other than the Warrant, dated October 17, 1995 (the "CHMI Warrant"), issued by the Company to Choate Health Management, Inc. ("CHMI"), convertible into or exchangeable for shares of Common Stock less than the Exercise Price in effect immediately prior to the issuance or sale of such convertible securities, or (ii) in any manner offer, issue or sell any rights to subscribe for or to purchase shares of Common Stock or convertible securities, or grant any options for the purchase of shares of Common Stock or convertible securities, other than pursuant to the CHMI Warrant, for a purchase price per share of Common Stock for shares of Common Stock issuable or deliverable upon the exercise of such rights or options, or upon the conversion or exchange of the convertible securities to which such rights or options relate, less than the Exercise Price in effect immediately prior to the offering of such rights or the granting of such options, or without consideration, the Exercise Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of subparagraph (a) of this Paragraph 7, provided that:
                                                            --------  ----
          (i) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or exchange for any such securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof;
          (ii) The aggregate maximum number of shares of Common Stock deliverable under any such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per share of Common Stock provided for in such option or rights, plus the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock), if any, received by the Company for such options or rights; and
          (iii) On the expiration of such options or rights, or the termination of such right to convert or exchange, the Exercise Price shall forthwith be re-adjusted to such Price as would have been obtained had the adjustments made upon this issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such options or rights upon conversion or exchange of such securities.
          (c) For purposes of any computation to be made in accordance with the provisions of this Paragraph 7, the following provisions shall be applicable:
          (i) In case of the issuance or sale of shares of Common Stock for consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if shares of Common Stock shall be sold to underwriters or dealers for public offering without subscription offering, the initial public offering price) without deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services  or  any  expenses  incurred  in  conjunction  therewith;
          (ii) In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company or on conversion or exchange of other securities of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration, as determined by the Board of Directors of the Company, at or about, but as of, the date of the adoption of the resolution authorizing such issuance, irrespective of accounting treatment. The reclassification of securities other than Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such Common Stock;
          (iii) Shares of Common Stock issuable by way of dividend or other distribution of any stock of the Company shall be deemed to have been issued (A) immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution and (B) without consideration: and
          (iv)      The number of shares of Common Stock at any time outstanding
(A) shall not include any shares then owned or held by or for the account of the Company, but (B) shall include the aggregate number of shares deliverable in respect of the options, rights and convertible and exchangeable securities referred to in subparagraph (b) of this Paragraph 7 at all times during which such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be, and thereafter to the extent such options, rights or securities have been exercised, converted or exchanged.
          (d) If the Company shall hereafter (i) subdivide or reclassify the outstanding shares of Common Stock into a larger number of shares, (ii) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, or (iii) issue by way of stock dividend on its Common Stock or by reclassification of its shares of Common Stock (including any such reclassification in connection with the consolidation or merger in which the Company is the continuing or surviving Company) any shares of capital stock of the Company, the Exercise Price in effect at the time of the effective date of such subdivision, combination or reclassification shall be adjusted so that the Holder shall be entitled to receive upon exercise of this Warrant the number of shares of capital stock of the Company which he would have owned or been entitled to receive had this Warrant been exercised immediately prior to such time. If, as a result of an adjustment made pursuant to this provision, the Holder thereafter shall exercise this Warrant or shall be entitled to receive shares of two or more classes of capital stock of the Company, the Board of Directors (whose determination shall be conclusive) shall determine in good faith the allocation of the adjusted Exercise Price between or among shares of such classes of capital stock.
          (e) Whenever the Exercise Price is adjusted as herein provided, the Company shall (i) forthwith execute a certificate signed by the President or a Vice President of the Company and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, showing in detail the facts requiring such adjustment and the Exercise Price and the number of shares of Common Stock deliverable after such adjustment and (ii) cause a notice, stating that such adjustment has been effected and stating the adjusted Exercise Price and the number of shares of Common Stock deliverable, to be sent to the
Holder at its address appearing in the records of the Company. Each such certificate shall be kept on file in the principal office of the Company.
          (f) No adjustment of the Exercise Price shall be made in connection with the issuance or the sale of Common Stock upon the exercise of options or rights upon the conversion or exchange of convertible securities in any case where the adjustment provided in subparagraph (a) hereof was made upon the issuance of such options or convertible securities by reason of the provisions of subparagraph (b) above.
          (g) Notwithstanding anything contained herein to the contrary, no adjustments in the Exercise Price or in the number of the Shares issuable upon exercise of this Warrant shall be made by reason of or in connection with (i) the issuance or exercise of the CHMI Warrant; (ii) the issuance of or conversion into Common Stock of any of the 13,250 shares of Series E Preferred Stock issuable by the Company in connection with the Agreement and Plan of Merger between the Company and Westmeade Healthcare, Inc., dated as of July 27, 1995; or (iii) the issuance or exercise of options or warrants exercisable for shares of Common Stock, issued to employees of the Company or its subsidiaries (other than executive officers or directors of the Company), not to exceed in the aggregate 250,000 shares.
     8.          Adjusted Number of Shares.  Upon any adjustment of the Exercise
                 -------------------------
Price hereinabove provided for (including any readjustment in accordance with the provisions of subsection (b)(iii) of Paragraph 7 above), the number of shares of Common Stock issuable upon exercise of this Warrant shall be changed to the number of shared determined by DIVIDING
          (a) The aggregate Exercise Price payable for the purchase of all shares issuable upon exercise of this Warrant, immediately prior to such adjustment, BY
          (b)          The  Exercise  Price  in  effect  immediately  after such
adjustment.
     9.          Reclassification,  Merger,  or  Sale of Assets.  In case of any
                 ----------------------------------------------
reclassification or change of outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination as described in subparagraph (d) of Paragraph 7 hereof), or in case of any consolidation of the Company with, or a merger into, another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding shares of Common Stock), or in case of any transfer or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the Holder shall thereafter have the right to purchase the kind and amount of shares of stock and other securities and property receivable by a holder of the number of shares of Common Stock which the Holder would have had the right to purchase immediately prior to such reclassification, change, consolidation, merger, transfer or conveyance, at a price equal to the aggregate Exercise Price then in effect.
     10.        Notice of Certain Events.  If, at any time or from time to time,
                ------------------------
after the date of this Warrant and before the Expiration Date, any of the following events shall occur:
          (a) The Company shall declare to the holders of its Common Stock any cash dividend at a rate in excess of the rate of the last cash dividend theretofore paid; or
          (b) The Company shall declare any dividend payable in stock upon its Common Stock or make any distribution (other than a cash dividend) to the holders of its Common Stock; or
          (c) The Company shall offer to the holders of its Common Stock any additional shares of stock of the Company or any right to subscribe thereto; or
          (d) Any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with any other corporation, or transfer of all or substantially all of the property of the Company shall be proposed; or
          (e) A dissolution, liquidation or windup of the Company (whether voluntary or involuntary) shall be proposed;
then, in any one or more of such events, the Company shall cause written notice of such event to be delivered to the Holder at the address thereof last furnished to the Company, at least sixty (60) days prior to the date on which
(i) the stock transfer books of the company shall close, or a record for the determination of holders of Common Stock entitled to any such dividend, distribution or subscription rights shall be taken, or (ii) such reclassification, reorganization, consolidation, merger, transfer, dissolution, liquidation or winding up shall be consummated, as the case may be. Such notice shall specify the record date for the determination of holders of Common Stock entitled to participate in any such dividend, distribution or subscription rights, or entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, transfer, dissolution, liquidation or winding up, as the case may be.
     11.         Taxes on Exercise.  The issue of any stock or other certificate
                 -----------------
upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder, and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.
     12.       No Rights as Stockholder.  Prior to the exercise of this Warrant,
               ------------------------
the Holder shall not be entitled to any rights of a stockholder of the Company, including without limitation the right to vote, to receive dividends or other distributions or to exercise any pre-emptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.
     13.          Registration.
                  ------------
          (a)          Certain  Definitions.
                       --------------------

          As used in this Warrant, the following terms shall have the following meanings:

          For purposes of this Paragraph 13, the term "Common Stock" shall include any securities issued with respect to such Stock, by reason of stock dividend, stock split, recapitalization, merger, consolidation or other corporate action.

          "Warrant Shares" shall mean the shares of the Company's Common Stock issuable upon exercise of this Warrant and stock dividend, stock split, recapitalization, merger, consolidation or other corporate action.

          "Holder" shall mean the original Holder and its successors and assigns, provided, however, that anyone who acquires any of the Common Stock in a distribution pursuant to a registration statement filed by the Company under the Securities Act (as hereinafter defined) or in a sale pursuant to Rule 144 under the Securities Act shall not thereby be deemed to be a "Holder".

          "Commission" shall mean the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

          "Transfer" shall mean the sale, assignment or other transfer of any shares of the Common Stock, this Warrant or the Warrant Shares, whether or not such transfer would constitute a "sale" as that term is defined in Section 2(3) of the Securities Act.

          "Registration Expenses" shall mean the expenses so described in subparagraph (f) of this Paragraph 13.

          "Securities Act" or "Act" (as defined in Paragraph 2 hereof) shall mean the United States Securities Act of 1933. as amended.

          "Selling Expenses" shall mean the expenses so described in subparagraph (f) of this Paragraph 13.

          "Underwriter" shall mean each person who is or may be deemed to be an "underwriter", as that term is defined in Section 2(11) of the Securities Act, in respect of shares of the Common Stock or Conversion Shares which shall have been registered by the Corporation under the Securities Act pursuant to any of the provisions of this Paragraph 12
          (b)          Incidental  Registration.
                       ------------------------

          If the Company or any of its security holders shall at any time or times hereafter determine to register under the Securities Act any shares of its capital stock or other securities, it will notify each Holder in each case of such determination at least thirty (30) days prior to such registration, and upon any Holder's written request given within thirty (30) days after receipt by such Holder from the Company of such notification, the Company will use its best efforts to cause any of the aWarrant Shares then held by such Holder to be registered under the Securities Act.

          (c)          Registration  With  CHMI  Warrant  Exercise.
                       --------------------------------------------

     If during the term of this Warrant the holders of the CHMI Warrant exercise their rights under Section 12(b) of the CHMI Warrant to demand a registration of of the Common Stock of the Company, the Company will give written notice thereof to the Holders promptly upon such exercise. Upon any Holder's written request given within thirty (30) days after the receipt by such Holder from the Company of such notification, the Company will use its best efforts to cause the Warrant Shares then held by such Holder to be registered under the Securities Act as part of the demand registration under the CHMI Warrant. Any right to registration claimed by one or more Holders under this Paragraph 13(c) shall take priority over any right claimed by any other person to have shares of the Common Stock of the Company registered in connection with or as a part of the demand registration granted to CHMI under the CHMI Warrant.

          (d)          Exception.
                       ---------

          The Company shall not be required to effect a registration of any of the Warrant Shares requested by a Holder under subparagraph (b) or subparagraph
(c) of this Paragraph 13, if, in the unqualified opinion of counsel for the Company which is reasonably acceptable to counsel for Holder, such Holder may then sell all shares of the Common Stock or Warrant Shares as to which such Holder had requested registration under the provisions of the Securities Act without registration thereunder.
          (e)          Registration  Procedures.
                       ------------------------
     If and whenever the Company is required by the provisions of this Paragraph 13 to effect the registration of any of the Warrant Shares under the Securities Act, the Company shall, as expeditiously as possible:
               (1)      Prepare and file with respect to such Warrant Shares and
cause  such  registration  statement  to  become  and  remain  effective;
               (2)      Prepare and file with the Commission such amendments and
supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for one year from the date of its effectiveness and to comply with the provisions of the Securities Act with respect to the disposition of all Warrant Shares covered by such registration statement in accordance with the intended method of disposition by the Holder or Holders thereof set forth in such registration statement for such period;
               (3)       Furnish to each selling Holder such number of copies of
the prospectus contained in such registration statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Warrant Shares owned by such Holder.
               (4)       Use its best efforts to register or qualify the Warrant
Shares covered by such registration statement under the securities or blue sky laws of such jurisdictions as each selling Holder shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the disposition of the Warrant Shares owned by such Holder in such jurisdictions during the period provided in subparagraph
(e)(2); provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not at the time so qualified or to take any action which would subject it to the service of process of suits other than those arising out of the offer or sale of the Warrant Shares covered by such registration statement in any jurisdiction where it is not at the time so subject;
               (5)      Notify each Holder of any Warrant Shares covered by such
registration statement at any time when a prospectus relating thereto is required by delivery under the Securities Act of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;
               (6)     At the request of any selling Holder, prepare and furnish
to  such  Holder  a  reasonable  number  of  copies  of  any supplement to or an amendment  of  such  prospectus  that  may  be  necessary so that, as thereafter delivered to the purchasers of such Warrant Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;
               (7)      Provide a transfer agent for the Warrant Shares at least
by  the effective date of the first registration of any such Warrant Shares; and
               (8)      Promptly notify all selling Holders of any stop order or
similar proceeding initiated by state or federal regulatory bodies and take all necessary steps expeditiously to remove such stop order or similar proceeding.
          (f)          Description  of  Expenses.
                       -------------------------
               All expenses incurred by the Company in complying with any of the foregoing  provisions  of  this  Paragraph  13, including without limitation all registration and filing fees, printing expenses, any premium involved in securing a policy or policies of registration insurance, fees and disbursements of counsel for the Company and accounts' fees and expenses incident to or required by any such registration are herein called "Registration Expenses". All of the Registration Expenses shall be borne by the Company. All underwriting commissions or discounts to be incurred by any Holder are herein called "Selling Expenses". The Selling Expenses shall be borne by the Holder or Holders (1) pro rata with other participants with respect to common expenses incurred in any firm commitment underwriting, and (2) as incurred directly by such Holders when they sell otherwise. Fees and expenses of special counsel for any Holder shall also be borne by such Holder. The Company may require as a condition precedent to the inclusion of Warrant Shares of any Holder in any registration statement under this Paragraph 13 that the Company shall have received an undertaking reasonably satisfactory to it from such Holder to pay all Selling Expenses to be incurred by or for account of such Holder, and such Holder shall have furnished to the Company such information regarding such Warrant Shares held by such Holder, the intended method of disposition thereof and other information as shall be required by the Company in connection with the action to be taken as the Company shall reasonably request.
          (g)          Indemnification,  Underwriting  Agreements.
                       ------------------------------------------
               (1)          The  Company  shall indemnify and hold harmless each
Holder, each underwriter of the Common Stock and Warrant Shares and each controlling person of any of them, from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Securities Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse each Holder and each of the underwriters and each such controlling person, if any, for any legal or other expenses incurred by them or any of them in connection with investigating or defending any action whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liability or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, any preliminary prospectus or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented by the Company) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such untrue statement or omission was made in such registration statement, preliminary or amended preliminary prospectus or prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such Holder or such underwriter or such controlling person expressly for use therein. Promptly after receipt by such Holder or any underwriter or any person controlling such Holder or such underwriter of notice of the commencement of any action in respect of which indemnity may be sought against the Company, such Holder or such underwriter, as the case may be, will notify the Company in writing of the commencement thereof, and subject to the provisions hereinafter stated, the
Company shall assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to such Holder or such underwriter or such controlling person, as the case may be), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Company. Such Holder or any such underwriter or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall not be at the expense of the Company unless the employment of such counsel has been specifically authorized by the Company. The Company shall not be liable to indemnify any person for any settlement of any such action effected without the Company's consent.
               (2)      Each Holder whose Warrant Shares are to be included in a
registration statement shall, as a condition of such inclusion, indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Warrant, each other selling Holder and each person, if any, who controls such other selling Holder from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Securities Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse the Company and each such director, officer, person controlling the Company, Holder or person controlling such Holder for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such Holder expressly for use therein. Promptly after receipt of notice of the commencement of any action in respect of which indemnity may be sought against such indemnifying Holder, the Company (or other recipient of notice) will notify the indemnifying Holder in writing of the commencement thereof, and the indemnifying Holder shall, subject to the provisions hereinafter stated, assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to the Company) and the payment of expenses insofar as such action shall relate to an alleged liability in respect of which indemnity may be sought against such Holder. The Company and each such director, officer, person controlling the Company, Holder or person controlling the Holder, shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the indemnifying Holder unless the employment of such counsel has been specifically authorized by such indemnifying Holder. Such indemnifying Holder shall not be liable to indemnify any person for any settlement of any such action effected without his consent.
          (h)          Registration  and  Reporting  Requirements.
                       ------------------------------------------
          The Corporation agrees that so long as it shall have securities registered pursuant to the Securities Act, or pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, it shall file all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, so as to be in compliance with the then current public information requirements specified in Rule 144, as amended, or any successor rule promulgated under the Securities Act.
          (i)          Transfer  Restrictions.
                       -----------------------
          Unless registered under the Act, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. This Warrant, the Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:
          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.
     14.         Loss, Theft, etc.  Upon receipt of evidence satisfactory to the
                 -----------------
Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.
     15.       Notices and Communications.  All notices and other communications
               --------------------------
required or provided for hereunder shall be in writing and shall be deemed to have been sufficiently given for all purposes hereof if delivered by hand, if sent, postage prepaid, by registered or certified mail, return receipt requested, or if sent by any nationally-recognized commercial courier service, with all fees and expenses prepaid, if to the Holder, addressed to Mr. Leonard Fassler, President, Sage Equities, Inc., 700 Canal Street, Stamford, Connecticut 06902, and if to the Company addressed to Mr. Thomas Fleming, President, CoreCare Systems, Inc., Whitemarsh Professional Center, 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, or to such other address with respect to either party as such party shall notify the other in writing, in the manner provided herein.
     16.      Governing Law.  This Warrant shall be governed by and construed in
              -------------
accordance  with  the  laws  of  the  State  of  New  York.
     IN  WITNESS  WHEREOF, the Company warrants the due authorization, execution
and  delivery  of  this  Warrant  this    17  day  of  October,  1995.
                                        ----
(SEAL)                                                    CORECARE SYSTEMS, INC.



                                   By:      /s/  Rose  S.  DiOttavio
                                      ------------------------------
                                         Name:  Rose  S.  DiOttavio
                                         Title:  President


Attest:

    /s/
-------
Name:
Title:    Secretary

                              ELECTION TO PURCHASE
                              --------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(foot1*) of Common Stock of CoreCare Systems, Inc. issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:
______________________________________________________________________;
Date:______________
     _______________________________________________________________________
                             SIGNATURE(S)(*FOOT2* )

________________________________________________________________________


                                   ASSIGNMENT
                                   ----------

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of ______________Shares(*) of Common Stock of CoreCare Systems, Inc. purchasable upon exercise thereof to ______________________, whose address is__________________________________________________________  and  hereby irrevocably constitutes and appoints _________________________________ his/her/its Attorney to transfer said Warrant on the books of the Company, with full power of substitution.
Date:___________________
________________________________________________________________________
SIGNATURE(S)(**)
EXHIBIT  3.8

     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     SERIES  WA  WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     ----------------------------------------------------------------------



NO.  WA  -  1


     THIS CERTIFIES THAT, for value received, CHOATE HEALTH MANAGEMENT, INC. ("Holder") is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time and prior to the Expiration Date set forth below (the "Exercise Period"), the number of shares of fully paid and nonassessable shares (the "Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock"), which, upon full exercise hereof, would constitute the Holder hereof as the holder of ten percent (10%) of the Common Stock outstanding on the date of such exercise, at a price determined in accordance with Section 7 and Section 8 below (the "Exercise Price"), subject to the other terms and conditions set forth herein. In determining the number of shares of Common Stock outstanding for purposes of the previous sentence, all outstanding securities of the Company convertible into Common Stock shall be deemed to have been converted at their then effective conversion rates.

     (i) Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder," as used herein, shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part.

     (ii) The Expiration Date of this Warrant shall be October 17, 2000, provided that prior to such date the Company has filed and processed to effectiveness a Registration Statement under the Securities Act of 1933, as amended (the "Act"), in respect of the Shares issuable hereunder (a
"Registration Statement" or "Statement"), which Registration Statement shall have remained effective and current so that Shares could be sold pursuant to the Statement in accordance with the Act for not less than ninety (90) days (the "Registration Condition"). If the Registration Condition has not been satisfied prior to October 17, 2000, the Expiration Date shall be the tenth day following the date upon which the Registration Condition is first satisfied. The Company shall give Holder prompt notice of the filing and the effectiveness of any Registration Statement.

     (iii) This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price").

     (iv) Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of
(a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     (v) The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless the Holder of such Warrants shall furnish to the Company evidence of compliance with the Act and applicable state securities law in accordance with the provisions of Section 10 hereof.

     (vi) The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     (vii) The Exercise Price, before any adjustments pursuant to subparagraphs (a) and (c) below, shall be as follows: Until October 17, 1997, TWO ($2.00) DOLLARS per share; from October 18, 1997 until October 17, 1998 TWO AND 50/100 ($2.50) DOLLARS per share; from October 18, 1998, until October 17, 1999, THREE ($3.00) DOLLARS per share; and from October 18, 1999 until the Expiration Date, THREE AND 50/100 ($3.50) DOLLARS per share.

          (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution on the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

          (b) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subparagraph (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the initial Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

          (c) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

     (viii) The Exercise Price determined pursuant to Section 7 shall be subject to adjustment from time to time as follows:

          (a) Except as hereinafter provided, if the Company shall at any time after the date hereof issue or sell any Shares of Common Stock, including shares held in the Company's treasury, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares, or without consideration then, and thereafter successively upon each issuance or sale, the Exercise Price in effect immediately prior to each such issuance or sale shall be reduced to a price determined by dividing (i) an amount equal to the sum of (A) the total number of Shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the exercise price in effect immediately prior to such issuance or sale, plus (B) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of Shares of Common Stock outstanding immediately after such issuance or sale.

          (b) If the Company shall at any time after the date hereof (i) issue or sell any securities convertible into or exchangeable for Shares of Common Stock at a price less than the Exercise Price in effect immediately prior to the issuance or sale of such convertible securities, or (ii) in any manner offer, issue or sell any rights to subscribe for or to purchase shares of Common Stock or convertible securities, or grant any options for the purchase of shares of Common Stock or convertible securities, for a purchase price per share of Common Stock for shares of Common Stock issuable or deliverable upon the exercise of such rights or options, or upon the conversion or exchange of the convertible securities to which such rights or options relate, less than the Exercise Price in effect immediately prior to the offering of such rights or the granting of such options, or without consideration, the Exercise Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of subparagraph (a) of this Section 8, provided that:

               (i) The aggregate maximum number of shares of Common Stock deliverable upon the conversion of or exchange for any such securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof;

               (ii) The aggregate maximum number of shares of Common Stock deliverable under any such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per share of Common Stock provided for in such option or rights, plus the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock), if any, received by the Company for such options or right; and

               (iii) On the expiration of such options or rights, or the termination of such right to convert or exchange, the Exercise Price shall forthwith be re-adjusted to such Price as would have been obtained had the adjustments made upon this issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such options or rights upon conversion or exchange of such securities.

               (c) For purposes of any computation to be made in accordance with the provisions of this Section 8, the following provisions shall be applicable:

               (i) In case of the issuance or sale of shares of Common Stock for consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if shares of Common Stock shall be sold to underwriters or dealers for public offering without subscription offering, the initial public offering price) without deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or any expenses incurred in conjunction therewith;

               (ii) In case of the issuance or sale (otherwise than as a divided or other distribution on any stock of the Company or on conversion or exchange of other securities of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined by the Board of Directors of the Company, at or about, but as of, the date of the adoption of the resolution authorizing such issuance, irrespective of accounting treatment. The reclassification of securities other than Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock immediately prior to the close of business on the date fixed for the determination of security holders
entitled  to  receive  such  Common    Stock;

               (iii) Shares of Common Stock issuable by way of dividend or other distribution of any stock of the Company shall be deemed to have been issued (A) immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution and (B) without consideration; and

               (iv) The number of shares of Common Stock at any time outstanding (A) shall not include any shares then owned or held by or for the account of the Company, but (B) shall include the aggregate number of shares deliverable in respect of the options, rights and convertible and exchangeable securities referred to in subparagraph (b) of this Section 8 at all times during which such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be, and thereafter to the extent such options, rights or securities have been exercised, converted or exchanged.

               (d) Whenever the Exercise Price is adjusted as herein provided, the Company shall (i) forthwith execute a certificate signed by the President or a Vice President of the Company and by the Treasurer or an Assistant Treasure or the Secretary or an Assistant Secretary of the Company showing in detail the fact requiring such adjustment and the Exercise Price and the number of shares of Common Stock deliverable after such adjustment and (ii) cause a notice, stating that such adjustment has been effected and stating the adjusted Exercise Price and the number of shares of Common Stock deliverable, to be sent to the Holder at its address appearing in the records of the Company. Each such certificate shall be kept on file in the principal office of the Company.

               (e) No adjustment of the Exercise Price shall be made in connection with the issuance or the sale of Common Stock upon the exercise of options or rights upon the conversion or exchange of convertible securities in any case where the adjustment provided in subparagraph (a) hereof was made upon the issuance of such options or convertible securities by reason of the provisions of subparagraph (b) above.

               (f) Notwithstanding anything contained herein to the contrary, no adjustments in the Exercise Price or in the number of the Shares issuable upon exercise of this Warrant shall be made by reason of or in connection with (i) the issuance or exercise of the warrant for 50,000 shares of Common Stock issued to Sage Equities, Inc. contemporaneously herewith; (ii) the conversion into Common Stock of any shares of any class of the Company's Preferred Stock outstanding prior to the date hereof, (iii) the issuance of or conversion into Common Stock of any of the 13,250 shares of Series E Preferred Stock issuable in connection with the Agreement and Plan of Merger among the Company and Westmeade Healthcare, Inc., dated as of July 27, 1995, or (iv) the issuance or exercise of options or warrants exercisable for shares of Common Stock, issued to employees of the Company or its subsidiaries (other than executive officers or directors of the Company), not to exceed in the aggregate 250,000 shares.

               (g) Upon any increase in the Exercise Price due to the passage of time pursuant to the introductory paragraph of Section 7 hereof, all previous adjustments to the Exercise Price made pursuant to either Section 7 or
Section 8 hereof (other than adjustments which have become subject to readjustment due to the termination or expiration of options or rights as set forth in subparagraph 8(b)(iii)) shall be taken into account to adjust the new Exercise Price which comes into effect pursuant to the introductory paragraph of
Section 7, as if the events causing such adjustments had taken place immediately upon the effectiveness of the new Exercise Price.

     (ix) Upon any adjustment of the Exercise Price hereinabove provided for (including any readjustment in accordance with the provisions of subsection
(b)(iii) of Section 8 above), the number of shares of Common Stock issuable upon exercise of this Warrant shall be changed to the number of shared determined by DIVIDING

          (a) The aggregate Exercise Price payable for the purchase of all shares issuable upon exercise of this Warrant, immediately prior to such adjustment, BY

          (b) The Exercise Price if effect immediately after such adjustment.

     (x) (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger of consolidation in which the Company is the continuing or surviving corporation), or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance and, in any such case, effective provision shall be made in its Articles of Incorporation or otherwise, if necessary, in order to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Sections 7 and 8.

          (b) In case of any reclassification or change in the Shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of Shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Sections 7 and 8.

          (c) The above provisions of this Section 10 shall similarly apply to successive reclassification and changes in Shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     (xi) The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     (xii) (a) The Company shall use its best efforts to register the Shares for sale under the Act not later than October 31, 1996, and to maintain a Registration Statement in effect with respect to the Shares for not less than ninety (90) days. In addition to this undertaking, the holder of this Warrant shall have the right to include Shares in any registered secondary offering of Common Stock of the Company by the Company or executive officers and directors of the Company on terms not less favorable than are afforded to executive officers and directors of the Company, and to the same extent (i.e., proportionately, based on their total ownership of Common Stock) as all executive officers and directors of the Company as a group participate in such secondary offering of Common Stock.

          (b) If the Company has not registered the Shares for sale under the Act on or before October 31, 1996, then at any time thereafter, the holders of a majority in interest of the then unregistered Shares (this Warrant being deemed exercised for purposes of this paragraph (b)) held by all holders shall have the right to notify the Company in writing that such Holders intend to offer or cause to be offered for sale any of the Shares (but not less than 10% in the aggregate of the Shares held by such notifying Holders) and shall have the right to demand the Company to cause such Shares to be registered under the Act. In such event, the Company will notify all other Holders of such notice from a majority of the Holders. Upon written request of any Holder given within fifteen (15) days after receipt by such Holder of such notification from the Company, the Company will use its best efforts to cause such of the Shares as may be requested by any Holders thereof to be registered under the Act as expeditiously as possible; provided that the Company shall be obligated to register shares pursuant to this paragraph (b) on not more than one occasion and provided further that the Company shall not be required to effect any such registration within ninety (90) days of the Closing of an underwritten primary public offering by the Company.

          (c) The Company shall not be required to effect the registration of any of the shares requested by a Holder under subparagraph (b) if, in the unqualified opinion of counsel for the Company which is reasonably acceptable to counsel for the Holder, such Holder may then sell all shares as to which such Holder had requested registration under the provisions of the Securities Act without registration thereunder.

          (d) Each registration pursuant to paragraph (b) above shall be subject to the registration procedures, provisions regarding expenses and indemnification and other matters set forth on Exhibit A hereto.

          (e) The Company agrees that so long as it shall have an effective registration statement under the Act with respect to any of the Shares (and for one year thereafter) and for so long as the Company shall have any securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, it shall file all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, so as to be in compliance with the then current public information requirements specified in Rule 144 (as amended) or any successor rule promulgated under the Securities Act.

          (f) Unless registered under the Act, the Warrants and Shares or other securities issued upon exercise of the Warrants shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrants, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     (xiii) Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     (xiv) The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     13. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     14.      The Company warrants the due authorization, execution and delivery
of  this  Warrant  this    17  day  of  October,  1995.
                         ----


                              CORECARE  SYSTEMS,  INC.
[SEAL]

                              BY:    /S/  ROSE  S.  DIOTTAVIO
                                 ----------------------------
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT


ATTEST:

BY:    /S/
   -------
                               SECRETARY

------
     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

_____________________________________________________________________________;

Date:__________________

_______________________________________________________________________________
     SIGNATURE(S)(**)



________________________________________________________________________________

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of _______________________ Shares(*) purchasable upon exercise thereof to_______________________________________________________________, whose address is__________________________________________________________________  and hereby irrevocably  constitute  and  appoint  _________________________________________
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:___________________

_______________________________________________________________________________
_____
     SIGNATURE(S)(**)

______________________________________________________________________________
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the names(s) of the Holder as set forth on the first page of this Warrant.


EXHIBIT  3.9

     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     ----------------------------------------------------------



NO.  WD  -  1


     THIS CERTIFIES THAT, for value received, HEALTHPARTNERS FUNDING, L.P., ("Holder") is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time after issuance hereof and prior to the Expiration Date set forth below (the "Exercise Period"), FIFTEEN THOUSAND (15,000) fully paid and nonassessable shares (the "Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock"), subject to the adjustments set forth in Sections 7 and 8 below, at a price of One Dollar ($1.00) Per Share (the "Exercise Price"), subject to the other terms and conditions set forth herein.

     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder," as used herein, shall include the original Holder and only such other persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part.

     2.          The Expiration Date of this Warrant shall be December 31, 2000.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price"). The Shares Purchase Price may also be paid by the Holder's cancelling any principal indebtedness of the Company to the original Holder hereof.

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. If the Shares Purchase Price is paid by cancellation of indebtedness as set forth in the final sentence of Section 3 hereof, the Holder shall deliver to the Company such documentary evidence of cancellation as shall be satisfactory to the Company. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless such transfer is registered under the Securities Act of 1933 or the Company shall have received an opinion of counsel as set forth in
Section  12  hereof.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

     (b) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subparagraph (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (c) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

     8. (a) Except as hereinafter provided, if the Company shall at any time after the date hereof issue or sell any shares of Common Stock, including shares held in the Company's treasury, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares, or without consideration then, and thereafter successively upon each issuance or sale, the Exercise Price in effect immediately prior to each such issuance or sale shall be reduced to a price determined by dividing (i) an amount equal to the sum of (A) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Exercise Price in effect immediately prior to such issuance or sale, plus (B) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

          (b) If the Company shall at any time after the date hereof (i) issue or sell any securities convertible into or exchangeable for shares of Common Stock at a price less than the Exercise Price in effect immediately prior to the issuance or sale of such convertible securities, or (ii) in any manner offer, issue or sell any rights to subscribe for or to purchase shares of Common Stock or convertible securities, or grant any options for the purchase of shares of Common Stock or convertible securities, for a purchase price per share of Common Stock for shares of Common Stock issuable or deliverable upon the exercise of such rights or options, or upon the conversion or exchange of the convertible securities to which such rights or options relate, less than the Exercise Price in effect immediately prior to the offering of such rights or the granting of such options, or without consideration, the Exercise Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of subparagraph (a) of this Section 8, provided that:

          (i) The aggregate maximum number of shares of Common Stock deliverable upon the conversion of or exchange for any such securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof;

          (ii) The aggregate maximum number of shares of Common Stock deliverable under any such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per share of Common Stock provided for in such option or rights, plus the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock), if any, received by the Company for such options or rights; and


          (iii) On the expiration of such options or rights, or the termination of such right to convert or exchange, the Exercise Price shall forthwith be re-adjusted to such price as would have been obtained had the adjustments made upon this issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such options or rights upon conversion or exchange of such securities.

     (c) For purposes of any computation to be made in accordance with the provisions of this Section 8, the following provisions shall be applicable:

          (i) In case of the issuance or sale of shares of Common Stock for consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if shares of Common Stock shall be sold to underwriters or dealers for public offering without subscription offering, the initial public offering price) without deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or any expenses incurred in conjunction therewith;

          (ii) In case of the issuance or sale (otherwise than as a divided or other distribution on any stock of the Company or on conversion or exchange of other securities of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined by the Board of Directors of the Company, at or about, but as of, the date of the adoption of the resolution authorizing such issuance, irrespective of accounting treatment. The reclassification of securities other than Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock immediately prior to the close of business on the date fixed for the determination of security holders
entitled  to  receive  such  Common    Stock;

          (iii) Shares of Common Stock issuable by way of dividend or other distribution of any stock of the Company shall be deemed to have been issued (A) immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution and (B) without consideration; and

          (iv)      The number of shares of Common Stock at any time outstanding
(A) shall not include any shares then owned or held by or for the account of the Company, but (B) shall include the aggregate number of shares deliverable in respect of the options, rights and convertible and exchangeable securities referred to in subparagraph (b) of this Section 8 at all times during which such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be, and thereafter to the extent such options, rights or securities have been exercised, converted or exchanged.

          (d) Whenever the Exercise Price is adjusted as herein provided, the Company shall (i) forthwith execute a certificate signed by the President or a Vice President of the Company and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company showing in detail the fact requiring such adjustment and the Exercise Price and the number of shares of Common Stock deliverable after such adjustment and (ii) cause a notice, stating that such adjustment has been effected and stating the adjusted Exercise Price and the number of shares of Common Stock deliverable, to be sent to the Holder at its address appearing in the records of the Company. Each such certificate shall be kept on file in the principal office of the Company.

          (e) No adjustment of the Exercise Price shall be made in connection with the issuance or the sale of Common Stock upon the exercise of options or rights upon the conversion or exchange of convertible securities in any case where the adjustment provided in subparagraph (a) hereof was made upon the issuance of such options or convertible securities by reason of the provisions of subparagraph (b) above.

          (f) Notwithstanding anything contained herein to the contrary, no adjustments in the Exercise Price or in the number of the shares issuable upon exercise of this Warrant shall be made by reason of or in connection with (i) the exercise of any options, warrants or similar rights outstanding prior to the date hereof or (ii) the conversion into Common Stock of any shares of any class or series of the Company's Preferred Stock, any of the Company's convertible notes or any other instrument that is convertible into the Company's Common Stock outstanding prior to the date hereof.

     9. Upon any adjustment of the Exercise Price hereinabove provided for (including any readjustment in accordance with the provisions of subsection
(b)(iii) of Section 8 above), the number of shares of Common Stock issuable upon exercise of this Warrant shall be changed to the number of shared determined by DIVIDING

          (a) The aggregate Exercise Price payable for the purchase of all shares issuable upon exercise of this Warrant, immediately prior to such adjustment, BY

          (b) The Exercise Price in effect immediately after such adjustment.

     10. (a) In case of any consolidation with or merger of the Company with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance; and, in any such case, effective provision shall be made in the Articles of Incorporation or otherwise, if necessary, in order to effect the foregoing. Such provisions shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7 of this Warrant.

          (b) In case of any reclassification or change in the Shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of Shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7 hereof.

          (c) The above provisions of this Section 10 shall similarly apply to successive reclassification and changes in Shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     11. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     12. (a) Unless registered under the Securities Act of 1933 and applicable state laws, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     (b) This Warrant has been issued pursuant to exemptions under federal and/or state securities laws available, in part, because the initial Holder hereof is an "accredited investor" as that term is defined in Regulation D under the Securities Act of 1933. The Company may require the Holder, upon exercise of this Warrant, to produce evidence reasonably satisfactory to the Company that the Holder is then an accredited investor.

     13. The Company covenants and agrees that it shall provide written notice to the Holder of any action taken by the Company that would adversely effect the rights or interests of the Holder in this Warrant.

     14. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     15. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     16. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     17. The Company warrants the due authorization, execution and delivery of this Warrant as of the ________ day of March, 1996.


                              CORECARE  SYSTEMS,  INC.
[SEAL]


                              BY:
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT

ATTEST:

BY:
                               SECRETARY

     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

_______________________________________________________________________________;

Date:__________________

______________________________________________________________________________
     SIGNATURE(S)(**)



____________________________________________________________________________

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of _______________________ Shares(*) purchasable upon exercise thereof to_______________________________________________________________, whose address is__________________________________________________________________  and hereby irrevocably  constitute  and  appoint  _________________________________________
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:___________________

_______________________________________________________________________________
     SIGNATURE(S)(**)

_______________________________________________________________________________
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the names(s) of the Holder as set forth on the first page of this Warrant.

EXHIBIT  3.10

     INVESTOR  NOTEHOLDER  AGREEMENT  AND  CONSENT
     ---------------------------------------------
     THIS AGREEMENT AND CONSENT is by and among (the "Noteholder"), WESTMEADE HEALTHCARE, INC. (the "Company") and CORECARE SYSTEMS, INC. ("CoreCare").
     1.          BACKGROUND.
                 ----------
          Pursuant to an Agreement and Plan of Merger dated July 25, 1995 (the "Merger Agreement"), CoreCare, the Company and a wholly-owned subsidiary of CoreCare (the "Subsidiary") have agreed to a merger (the "Merger") of the Subsidiary with and into the Company, with the Company to be the surviving corporation. Pursuant to the terms of the Merger, the Company will become a wholly-owned subsidiary of CoreCare, and the holders of the Investor Notes and the stockholders of the Company will receive shares of the capital stock of CoreCare. Pursuant to the terms of the Merger Agreement, the holders of the Investor Notes will receive shares of CoreCare's Series E Preferred Stock (the "Preferred Shares") in exchange for all of the obligations of the Company pursuant to the Investor Notes. The Merger Agreement provides, as a condition to closing of the Merger, that all of the holders of the Investor Notes consent to the transactions contemplated by the Merger Agreement, including the exchange of their Investor Notes for the Preferred Shares.
     2.          IDENTIFICATION  OF  NOTES.
                 -------------------------
          The Noteholder is the holder of an aggregate $177,556.50 principal amount of the Investor Notes, as more fully set forth on Schedule A hereto, which shows the dates and principal amounts of each of such Investor Notes (the "Notes"). The Noteholder hereby represents and warrants to the Company and CoreCare that the Noteholder is the sole owner of the Notes and has not assigned, transferred or pledged or agreed to assign, transfer or pledge any of the Notes or any interest in any of the Notes to any other person or entity, and that the Notes are not subject to any lien, security interest or other encumbrance whatsoever.

     3.          CONSENT.
                 -------
          The Noteholder hereby consents to the Merger and the other transactions set forth in the Merger Agreement. Such consent shall constitute the required consent under the Notes and any and all of other agreements and instruments pursuant to which the Notes were issued, or under which the Noteholder has any rights with respect to the Notes, or pursuant to which the
Noteholder  has  any  rights  as  a  shareholder  of  the  Company  (the  "Note
Agreements").
     4.          AGREEMENT  TO  EXCHANGE  NOTES  FOR  CORECARE  STOCK.
                 ----------------------------------------------------
          The Noteholder hereby agrees that, upon effectiveness of the Merger under the Pennsylvania Business Corporation Law of 1988, as amended, and in accordance with the terms of the Merger Agreement: (i) the Noteholder will accept the number of Preferred Shares set forth in Schedule A hereto in exchange for the outstanding principal and interest of the Notes; (ii) all of the obligations of the Company under the Notes shall be void and extinguished and converted into the right to receive such number of Preferred Shares; and (iii) the Noteholder hereby waives, relinquishes, and releases any and all rights and claims it may have under, and any and all obligations of the Company under, the Notes and the Note Agreements, including without limitation principal, interest (both ordinary and default rates) expenses, fees, and any other amounts, damages and liabilities, which were due or may have become due with respect to the Notes or any of the Note Agreements.
     5.          ACKNOWLEDGMENTS  AND  REPRESENTATIONS.
                 -------------------------------------
          (a) The Noteholder acknowledges that the exchange of Preferred Shares for the Notes pursuant to the Merger Agreement and this Agreement has not been registered under any federal or state securities laws, and therefore, further transfer the Preferred Shares is severely restricted. The Preferred Shares cannot be sold or transferred by the Noteholder unless they are subsequently registered under applicable law or an exemption from registration is available. The Noteholder may be required to bear the risk of its investment in CoreCare for an indefinite period of time.
          (b) The undersigned represents and warrants that the undersigned is accepting the Preferred Stock in exchange for the Notes solely for the undersigned's own account and for the purpose of investment and not with a view to or for sale in connection with any distribution.
          (c) The Noteholder agrees that the Noteholder will not sell, offer to sell or transfer any shares of the Preferred Shares or any interest therein without registration under applicable federal and state securities laws, unless an exemption from such registration is applicable to such sale or transfer.
          (d) The Noteholder represents and warrants that the Noteholder is an "accredited investor" as that term is defined in Regulation D under the
Securities  Act  of  1933.              (e)     The undersigned has received and
reviewed CoreCare's Exchange Disclosure Materials, including a description of the Merger, a copy of CoreCare's Registration Statement of Form 10-SB and a description of the Series E Convertible Preferred Stock. The Investor is basing his decision to consent to the Merger and accept the Preferred Shares in exchange for the Notes upon the information contained in the Exchange Disclosure Materials and the information contained in the Merger Agreement.
     6.          REGISTRATION  RIGHTS.
                 --------------------
          (a) At any time from and after a date which is one year after the effective date of the Merger, and prior to a date which is four years after the effective date of the Merger, the holders of at least 51% of the outstanding shares of Registrable Stock (as defined below) shall have the right on one occasion to demand that CoreCare prepare and file a registration statement on Form S-3 under the Securities Act of 1933 covering the Registrable Stock. Upon receiving such a demand CoreCare will
               i) promptly give written notice of the proposed registration to the holders of all other shares of Registrable Stock, specifying that such holders shall have the right to include some or all of their shares of Registrable Stock in such registration statement by giving written notice to CoreCare within fifteen days of the receipt by the holder of the notice from CoreCare; and
               ii) as soon as possible, effect such registration as to all shares of Registrable Stock which the holders thereof have requested to be included in such registration Statement; provided, however, that CoreCare shall not be obligated to effect such registration if (A) Form S-3 is not available for such offering; (B) the holders propose to sell shares of Registrable Stock at an aggregate price to the public (net of any underwriter's discounts or commissions) of less than $500,000; or (C) CoreCare shall furnish to all the holders of Registrable Stock a certificate of the President of CoreCare stating that in the good faith judgment of the Board of Directors, effecting such registration would be materially detrimental to CoreCare and its shareholders (without taking into account the costs of such registration), in which event CoreCare shall have the right to defer the filing of such registration statement for a period of not more than sixty (60) days after receipt of the initial demand; provided that CoreCare shall not utilize the right specified in this clause  (C)  more  than  once.
     (b)      All expenses incurred in connection with a registration under this
Section 6, including, without limitation, all registration, filing, qualification, printing, accounting and legal costs and fees, shall be borne by CoreCare, except for any underwriter's commissions or discounts and except for the fees and expenses of any counsel for the holders of Registrable Stock.
     (c) In the event that CoreCare proposes to file a Registration Statement under the Securities Act of 1933 with respect to any of its shares of capital stock (other than a Registration Statement specified in paragraph (a) above, and excluding Registration Statements filed on Forms S-4 or S-8, or any successor forms), then the Company shall in each case give written notice of such proposed filing to each of the holders of Registrable Stock at least 45 days before the anticipated filing date, and such notice shall offer to such holders the opportunity to include in such Registration Statement such number of shares of Registrable Stock as may be requested by the holders on the same terms and conditions as the securities of CoreCare or other holders included therein. If any holder desires to include such holders' Registrable Stock in such Registration Statement, the holder shall so notify CoreCare in writing within twenty (20) days following the notice of CoreCare to the holder. Such notice of the holder shall set forth the number of Registrable Stock requested by the holder to be included in the Registration Statement and such other matters as CoreCare shall reasonably request.
     (d) If, in the sole reasonable judgment of the managing underwriter of any public offering made in connection with a Registration Statement which is the subject of paragraph (c) hereof, the amount of securities to be registered pursuant to the rights set forth in paragraph (c) shall be determined to be, in the aggregate, an amount which would adversely affect the success of CoreCare's registration of its securities, then the amount of securities to be registered on behalf of persons other than CoreCare to be included in the Registration Statement, including the Registrable Stock, shall be reduced on a pro rata basis, in accordance with the number of shares originally requested to be registered by all such holders.
     (e) The registration rights provided in paragraph (c) hereof shall terminate four (4) years after the Effective Date of the Merger, provided that the holders of the Registrable Stock shall have been provided with the opportunity to register their shares pursuant to paragraph (c) on at least two
(2) occasions. If the holders of the Registrable Stock have not been provided with the opportunity to register their shares pursuant to paragraph (c) on at least two (2) occasions prior to the date which is four (4) years after the Effective Date of the Merger, then the registration rights provided in paragraph
(c) hereof shall terminate upon the holders having been provided with the opportunity to register their shares pursuant to paragraph (c) on a second occasion.
     (f)      If and whenever the CoreCare is required by the provisions of this
Section  6  to  effect  the registration of any Registrable Stock CoreCare will:
(i) furnish to the holders for whom such shares of Registrable Stock are registered or are to be registered such numbers of copies of the preliminary prospectus included in such Registration Statement and the prospectus included in such Registration Statement at the time it is ordered effective by the Securities and Exchange Commission as such holders may reasonably request in order to facilitate the disposition of the Registrable Stock; (ii) indemnify and hold harmless each selling holder of Registrable Stock and each other person, if any, who controls such holder within the meaning of the Securities Act of 1933 and each other person (including underwriters) who participates in the offering of such underlying securities, against any loses, claims, damages or liabilities, joint or several, to which such holder or controlling person or participating person may become subject under the Securities Act of 1933 or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the Effective Date thereof, in any Registration Statement under which the shares of Registrable Stock were registered, in any preliminary prospectus or final prospectus contained therein, or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such holder and each such controlling person or participating person for any legal or other expenses reasonably incurred by such holder or such controlling person or participating person in connection with the investigation or defending any such loss, damage, liability or proceeding; provided, however, that CoreCare will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, said preliminary or final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished to CoreCare by any holder of Registrable Stock, or any controlling or participating person, as the case may be, specifically for use in the preparation of the Registration Statement, preliminary or final prospectus, or any amendment or supplement; and provided further, that prior to the filing of the Registration Statement, CoreCare shall have received a similar agreement from each selling holder of Registrable Stock to indemnify CoreCare and its controlling persons against losses, claims, damages and liabilities, to which CoreCare or such controlling persons may become subject due to any written information provided by a holder for use in such Registration Statement, preliminary prospectus, prospectus, amendment or supplement.
     (g) "Registrable Securities" as used herein shall mean any shares of Series E Convertible Preferred Stock issued in connection with the Merger, any shares of CoreCare's Common Stock received upon conversion of such shares of Series E Convertible Preferred Stock, and any shares of any other class into which such preferred stock or common stock shall have been converted or for which they may have been exchanged; provided, however, that with respect to the shares to be included in any Registration Statement, such shares shall include only Common Stock and the holders of any Preferred Stock shall be required to convert such shares into Common Stock upon including their Registrable Stock in any Registration Statement.
     IN WITNESS WHEREOF, and intending to be legally bound hereby, the Noteholder has executed this Agreement and Consent this _____ day of __________________________, 1995.




                         By:

                         CORECARE  SYSTEMS,  INC.


                         By:

                         WESTMEADE  HEALTHCARE,  INC.


                         By:





     SCHEDULE  "A"
     -------------




     Notes



EXHIBIT  3.11



     REGISTRATION  RIGHTS  AGREEMENT
     -------------------------------

     THIS REGISTRATION RIGHTS AGREEMENT is made this 30th day of June, 1995 by and between Corecare Systems, Inc., a Nevada corporation, having its offices located at Whitemarsh Professional Center, 9425 Stenton Avenue, Erdenheim, Pennsylvania 19118 (the "Company") and Marlene Todaro and Anthony Todaro, residing at 517 Ludlow Station Road, Asbury, New Jersey 08802 (collectively the "Investor").

     (A) The Company covenants and agrees with the Investor that in the event the Company proposes to file a Registration Statement ("Registration Statement") under the Securities Act of 1933, as amended (the "Act") with respect to any of its shares of capital stock (other than in connection with an offering solely to the Company's employees pursuant to option, bonus or similar plans, then the Company shall in each case give written notice of such proposed filing to the Investor at least forty-five (45) days before the anticipated filing date, and such notice shall offer to the Investor the opportunity to include in such Registration Statement such number of shares of capital stock of the same class then owned by the Investor ("Registerable Shares") which shares were acquired pursuant to a Stock Purchase Agreement dated of even date hereof (the "Purchase Agreement"), as may be requested by the Investor. The Company shall cause the managing underwriter of such proposed offering to permit the Investor to include such Registerable Shares in the proposed offering on the same terms and conditions as the securities of the Company included therein. If the Investor selects to include such Registerable Shares in such Registration Statement, the Investor shall so notify the Company in writing within 15 days following the notice of the Company as aforesaid. Such notice of the Investor shall set forth the number of Registerable Shares requested by the Investor to be included in the Registration Statement and such other matters as the Company may reasonably request. Failure of the Investor to so notify the buyer within such 15 day period shall be deemed the election of the Investor not to include any Registerable Shares within such Registration Statement. In the event the managing underwriter determines in good faith that inclusion of all of the Investors' Registerable Shares in such Registration Statement will have a material adverse effect on the Company's ability to complete the sale of capital stock for its own account, then notwithstanding the provisions of this Paragraph A, the Investor shall agree to reduce the amount of Registerable Shares it intends to register in the Registration Statement, but in no event shall Investor be required to reduce the amount of Registerable Shares to be included in the Registration Statement to less than 350,000 Registerable Shares.

     (B) The Company may require the Investor to furnish to the Company such information regarding the Investor, the distribution of the Registerable Shares and such other matters as the Company may reasonably request in writing.

     (C) The registration rights provided in paragraph (A) above for any of the Registerable Shares shall terminate on the closing of a firm commitment underwritten public offering of at least $5,000,000.00 of the Company's capital stock in an offering registered with the United States Securities and Exchange Commission and in which the Registerable Shares owned by the Investor may be included, provided, however, that if the Investor is required to hold back Registerable Shares from inclusion in the said public offering at the request of the Managing Underwriter in accordance with Paragraph A hereof, the registration rights provided in Paragraph A shall terminate on June 30, 1999, unless the Investor shall be unable to sell their Registerable Shares under Rule 144 as a result of a breach of this Agreement by the Company, in which case the registration rights provided for in Paragraph A shall terminate on June 30, 2003.

     (D) All expenses incident to the Company's performance of or compliance with the provisions set forth herein (other than underwriting discounts, commissions and expenses relating to the Registerable Shares, if any, and the fees and disbursements of the Investor's counsel) will be borne by the Company.

     (E) With a view to making available to the Investor the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit an Investor to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

          (i) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

          (ii) take such action, including the voluntary registration of its Common Stock under Section 12 of the 1934 Act, as is necessary to enable the Investor to utilize Form S-3 for the sale of their Registerable Shares, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

          (iii) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

          (iv) furnish to any Investor, so long as the Investor owns any Registrable Shares, forthwith upon request (1) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (2) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and
(3) such other information as may be reasonably requested in availing any Investor of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

     (F) In case the Company shall receive from the Investor or Investors of at least twenty percent (20%) of the then outstanding Registrable Shares a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Shares owned by such Investor or Investors, the Company will:

          (i) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Investors; and

          (ii) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Investor or Investors' Registrable Shares as are specified on such request, together with all or such portion of the Registrable Shares of any other Investor or Investors joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section (F): (1) if Form S-3 is not available for such offering by the Investors; (2) if the Investors, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Shares and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $250,000; (3) if the Company shall furnish to the Investors a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than sixty (60) days after receipt of the request of the Investor or Investors under this Section (F); provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period and not more than three (3) times in the aggregate; (4) if the Company has, within the twelve (12) month period preceding the date of such request, already effected one registration on Form S-3 for the Investors pursuant to this Section (F); or (5) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

          (iii) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Shares and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Investors. All expenses incurred in connection with a registration requested pursuant to Section (F), including (without limitation) all registration, filing, qualification, printer's and accounting fees and the reasonable fees and disbursements of counsel for the selling Investor or Investors and counsel for the Company shall be borne by the Company.

          (iv) The registration rights provided in Paragraph (F) shall terminate on June 30, 1999.

     (G) The rights to cause the Company to register Registrable Shares pursuant to this Agreement may be assigned (but only with all related obligations) by an Investor to a transferee or assignee as long as such transferee or assignee acquires at least 100,000 of such transferor's Registrable Shares, provided the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is registered under the Act. The foregoing share limitation shall not apply, however, to the transfer by gift, will or intestate succession of any Investor to his spouse or lineal descendants or ancestors, if all such transferees or assignees agree in writing to appoint a single representative as their attorney-in-fact for the purpose of receiving any notices and exercising their rights under this Agreement.

     (H) Each Investor hereby agrees that, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, but in no event more than one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except Common Stock included in such registration; provided, however, that:

          (i) such agreement shall be applicable only to the first such registration statement of the Company which covers Common Stock (or other securities) to be sold on its behalf to the public in an underwritten offering; and

          (ii) all officers and directors of the Company and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements.

          In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the Registrable Shares of each Investor (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

     (I) Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Shares then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Shares then outstanding, each future holder of all such Registrable Shares and the Company.

     (J) Without limiting any indemnification provisions contained in the Purchase Agreement or otherwise, in the event of any registration with respect to any Shares pursuant hereto, the Company and the Investor (the "Indemnifying Party") will each indemnify and hold harmless the other (the "Indemnified Party") and each person, if any, who controls such Indemnified Party within the meaning of the Act or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") against any losses, claims, damages or liabilities, joint or several (which shall include, but not be limited to, all costs of defense and investigation and all attorneys' fees), to which such indemnified party or such controlling person may become subject under the Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liability (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained, during the effective period thereof, in any such Registration Statement, any preliminary or final prospectus or in any preliminary or final offering circular, or any amendment or supplement thereto, or arise out of or are based upon the omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that all of the foregoing shall only arise to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in the Registration Statement, preliminary prospectus, prospectus, preliminary offering circular or offering circular, or any amendment or supplement, in reliance upon and in conformity with written information furnished by the indemnifying party specifically for use in the preparation thereof.

     (K) In the event any other stockholder of the Company, or persons holding securities, options or warrants exercisable, convertible or exchangeable for shares of the Company's common stock have been or are given registration rights in addition to or greater than those provided to the Investor herein, then the Company shall promptly notify the Investor and shall immediately be deemed to have granted to the Investor such additional rights as if they were set forth herein.

     (L) This Agreement shall inure to the benefit of the Investor and binding upon the Company and its successors and assigns, whether by merger, consolidation or acquisition of all or substantially all of the assets of the Company.

          IN WITNESS WHEREOF, the undersigned, by their respective duly authorized officers, have executed this Agreement the date and year first aforesaid.

ATTEST:                                                  CORECARE  SYSTEMS, INC.


  /s/                                        By:          /s/  Rose S. DiOttavio
-----                                                     ----------------------
                              Rose  DiOttavio,  President

WITNESS:

                               /s/  Anthony  Todaro
                              ---------------------
                              ANTHONY  TODARO

                               /s/  Marlene  Todaro
                              ---------------------
                              MARLENE  TODARO
EXHIBIT  3.12

     REGISTRATION  RIGHTS  AGREEMENT
     -------------------------------
     THIS  AGREEMENT  is  made  this    27  day  of October, 1995 by and between
                                      ----
CORECARE SYSTEMS, INC., a Nevada corporation ("CoreCare"), and DAVID LOVITZ, an individual ("Lovitz").
          WHEREAS, CoreCare, Lovitz and Westmeade Healthcare, Inc., a Pennsylvania corporation, entered into an Employment Agreement dated the date hereof (the "Employment Agreement"); and
          WHEREAS, CoreCare desires to provide to Lovitz certain registration rights pertaining to the capital stock of CoreCare issued to Lovitz pursuant to the Employment Agreement and the capital stock of CoreCare issued to Lovitz upon the exercise of the options issued to Lovitz pursuant to the Employment Agreement.
          NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:
          1. At any time from and after the third anniversary of the date hereof, Lovitz shall have the right on one occasion to demand that CoreCare prepare and file a registration statement under the Securities Act of 1933 covering the shares of CoreCare's capital stock issued to Lovitz pursuant to
Section 4(f) of the Employment Agreement and the shares of CoreCare's capital stock issued upon exercise of the options issued to Lovitz pursuant to Section 4(g) of the Employment Agreement (such shares of CoreCare's capital stock herein collectively referred to as the "Registrable Stock"). Upon receiving such a demand, CoreCare will, as soon as possible thereafter, effect such registration as to all shares of Registrable Stock which Lovitz has requested to be included in such registration statement; provided, however, that CoreCare shall not be obligated to effect such registration if CoreCare shall furnish to Lovitz a certificate of the President of CoreCare stating that in the good faith judgment of the Board of Directors of CoreCare, effecting such registration would be materially detrimental to CoreCare and its shareholders (without taking into account the costs of such registration), in which event CoreCare shall have the right to defer the filing of such registration statement for a period of not more than sixty (60) days after receipt of the initial demand; provided further that CoreCare shall not utilize the right specified in the foregoing proviso more than once.
          2. All expenses incurred in connection with a registration under this Agreement, including, without limitation, all registration, filing, qualification, printing, accounting and legal costs and fees, shall be borne by CoreCare, except for any underwriter's commissions or discounts and except for the fees and expenses of any counsel for Lovitz.
          3. If CoreCare shall at any time or times after the date of this Agreement propose to register any shares of its capital stock under the Securities Act of 1933 on behalf of either or both of Thomas Fleming, or an affiliate (other than CoreCare) of Thomas Fleming ("Fleming") or Rose DiOttavio, or an affiliate (other than CoreCare) of Rose DiOttavio ("DiOttavio"), CoreCare will notify Lovitz in each case of such proposal at least thirty (30) days prior to the filing of such registration statement. Upon Lovitz's written request given within twenty (20) days of receipt by Lovitz from CoreCare of such notification, CoreCare will use its best efforts to cause any of the Registrable Stock to be registered under the Securities Act of 1933 pursuant to such registration statement. In the case of an underwritten offering, if the managing underwriter of such offering determines in good faith that inclusion of all of the Registrable Stock in such registration statement will have a material adverse effect on the completion of the sale of the capital stock for either CoreCare's account or the account of Fleming or DiOttavio, then Lovitz shall agree to reduce the amount of shares he intends to register pursuant to such registration statement; provided, however, that in such event Fleming and DiOttavio shall have reduced the number of shares which each of them intend to register in such registration statement so that each of Lovitz, Fleming and DiOttavio are permitted to register the same proportion of shares each such individual originally intended to register.
          4. If, and whenever, CoreCare is required by the provisions of this Agreement to effect the registration of any Registrable Stock, CoreCare will: (i) furnish to Lovitz such number of copies of the preliminary prospectus included in such registration statement and the prospectus included in such registration statement at the time it is ordered effective by the Securities and Exchange Commission as Lovitz may reasonably request in order to facilitate the disposition of the Registrable Stock; (ii) indemnify and hold harmless Lovitz and each other person (including underwriters) who participates in the offering of such underlying securities, against any losses, claims, damages or liabilities, joint or several, to which Lovitz or such participating person may become subject under the Securities Act of 1933 or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which the shares of Registrable Stock were registered, in any preliminary prospectus or final prospectus contained therein, or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Lovitz and each such participating person for any legal or other expenses reasonably incurred by Lovitz or such participating person in connection with the investigation or defending any such loss, damage, liability or proceeding; provided, however, that CoreCare will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, said preliminary or final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished to CoreCare by Lovitz specifically for use in the preparation of the registration statement, preliminary or final prospectus, or any amendment or supplement; and provided further, that prior to the filing of the registration statement, CoreCare shall have received a similar agreement from Lovitz to indemnify CoreCare and its controlling persons against losses, claims, damages and liabilities to which CoreCare or such controlling persons may become subject due to any written information provided by Lovitz for use in such registration statement, preliminary prospectus, final prospectus, amendment or supplement.
          5. The rights granted to Lovitz pursuant to this Agreement are in addition to, and not in lieu of, any and all registration rights Lovitz may have under the Employment Agreement.
          6. This Agreement may be assigned in accordance with the provisions of Section 12 of the Employment Agreement.

          IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties have executed this Agreement on the day and year first above written.


                          /s/  David  Lovitz
                         -------------------
                         David  Lovitz

                         CORECARE  SYSTEMS,  INC.


                          /s/  Rose  DiOttavio
                         ---------------------
                         Rose  DiOttavio

This is the Final Document for Mentor/CoreCare. The footer was manually changed to 26580._2 to reflect the executed signature page from previous version.

EXHIBIT  3.13



     CORECARE  SYSTEMS,  INC.

     NOTE  AND  WARRANT  PURCHASE  AGREEMENT



     -21-


          NOTE AND WARRANT PURCHASE AGREEMENT (the "Agreement") made as of this 2nd day of August, 1996 by and between CORECARE SYSTEMS, INC. (the "Company"), and MENTOR SPECIAL SITUATION FUND, L.P. (the "Purchaser").

     BACKGROUND
     ----------

          The Company is issuing its 12% Subordinated Note due December 31, 2000 (as defined in Section 1.1 hereof) in the aggregate principal amount of $499,466.67. In addition, the Company is issuing a Warrant (as defined in
Section 1.1 hereof) to purchase 333,333 shares, subject to adjustment as provided in the Warrant, of its Common Stock, $.001 par value per share (the Company's Common Stock is referred to herein as "Common Stock").

          The Purchaser, desiring to purchase the Note and Warrant, hereby subscribes for the Note and Warrant on the terms and conditions set forth herein.

          Intending to be legally bound hereby, the parties hereto agree as follows:


     SECTION  1.      SALE AND PURCHASE OF THE NOTE AND WARRANT; CLOSING1SECTION
                                                                 -------
1.          SALE  AND  PURCHASE  OF  THE  NOTE  AND  WARRANT;  CLOSING
                                                               -------

          1.1          Sale of Note and Warrant1.1     Sale of Note and Warrant.
                       ------------------------        ------------------------

               (a) The Company shall authorize the issuance of its 12% Subordinated Note Due December 31, 2000 in the aggregate principal amount of $499,466.67 (the "Note"). The Note will be dated the date of issuance and will bear interest on the unpaid principal amount at the rate of 12% per annum from the date of its issuance, payable quarterly in arrears on the first business day following each March 31, June 30, September 30 and December 31, commencing October 1, 1996. The principal of the Note shall be payable in three (3) equal installments on December 31, 1998, December 31, 1999 and December 31, 2000, except as otherwise set forth therein. The Note will be subordinated to certain indebtedness of the Company to banks and other institutional lenders for borrowed money, and will have the other terms and provisions provided herein and in the form of Note attached hereto as Exhibit A.

               (b) The Company shall authorize the issuance of a warrant having the terms and provisions provided herein and in the form of warrant attached hereto as Exhibit B to purchase 333,333 shares of Common Stock, subject to adjustment as provided in such warrant, at a purchase price of $1.50 per share (the "Warrant"). The shares of Common Stock purchasable upon exercise of the Warrant and the June Warrant (as defined in Section 1.2(a) and the Consulting Warrant (as defined in Section 4.8) are hereinafter referred to as the "Warrant Shares".

               (c) Subject to the terms and conditions herein set forth, on the Closing Date (as defined in Section 1.3), the Company shall sell, issue and deliver to the Purchaser, for the purchase price provided for in Section 1.2, the Note and Warrant, and the Purchaser shall purchase such Note and Warrant at such Purchase Price.

               (d) The Note and Warrant to be delivered to the Purchaser on the Closing Date will be in typewritten form and will be registered for the Purchaser's account in the Purchaser's name or such nominee name as shall be specified by such Purchaser. The Company will bear all of its own expenses in connection with the preparation and issuance to the Purchaser of the Note and Warrant.

          1.2          Purchase  Price1.2          Purchase  Price.
                       ---------------             ---------------

               (a) The aggregate purchase price of the Note and Warrant to be issued and sold to the Purchaser on the Closing Date shall be $500,000 (the "Purchase Price"), which includes payment for the Warrant to purchase 200,000 shares of Common Stock issued to the Purchaser by the Company on June 10, 1996 (the "June Warrant").

               (b) $300,000 of the Purchase Price for the Note, Warrant and June Warrant purchased by the Purchaser shall be paid to the Company by wire transfer of immediately available funds to an account designated by the Company and the remaining $200,000 shall be paid by the cancellation and delivery of the Company's 15% Promissory Note issued to Purchaser on June 10, 1996.

               (c) The Company and the Purchaser agree to allocate the Purchase Price among the Note, Warrant and June Warrant as follows:

                    (i) to the Note, an amount equal to 100% of the principal amount thereof, and

                    (ii) to the Warrant and the June Warrant, an amount equal to $.001 per each Warrant Share issuable under such Warrant and the June Warrant;

               (d) The Purchaser and the Company shall prepare and file their respective Federal income tax returns in a manner which is consistent with the allocation of the Purchase Price to the Warrant, the June Warrant and the Note as provided in clause (c) above and consistent with the treatment on the Federal income tax return of each other party of matters related to such allocation.

          1.3      Closing1.3     Closing.  The closing of the issuance and sale
                   -------        -------
of the Note and Warrant to the Purchaser hereunder shall be held at the offices of Drinker Biddle & Reath, 1000 Westlakes Drive, Suite 300, Berwyn, Pennsylvania as soon as practicable following the satisfaction or waiver of all the closing conditions set forth in Section 4. As used herein "Closing" shall mean the closing of the issuance and sale of the Note and Warrant to the Purchaser hereunder and the "Closing Date" shall mean the date on which such Closing takes place.

     SECTION  2.          REPRESENTATIONS  AND  WARRANTIES  OF  THE  COMPANY2.
                          --------------------------------------------------
REPRESENTATIONS  AND  WARRANTIES  OF  THE  COMPANY
        ------------------------------------------

     Other than as set forth on the disclosure letter from the Company to the Purchaser of even date herewith (the "Disclosure Letter"), the Company represents and warrants to the Purchaser as follows:

          2.1        Organization and Good Standing2.1     Organization and Good
                     ------------------------------        ---------------------
Standing.   The Company is a corporation duly organized, validly existing and in
  ------
good standing under the laws of the State of Nevada and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. The Company is qualified to do business as a foreign corporation and is in good standing in all states where the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to so qualify would not have a material adverse effect on the Company's business, properties, assets, prospects, operations or condition (financial or otherwise).

          2.2          Authorization2.2      Authorization.  The Company has all
                       -------------         -------------
requisite power and authority to execute and deliver this Agreement, the Note, the Warrant, and the other agreements and documents required to be executed and delivered by it to the Purchaser prior to or at the Closing, including without limitation, the Financial Advisory Agreement and Consulting Warrant described in
Section 4.8 (collectively, the "Transaction Documents") and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of each Transaction Document have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by the Company and constitutes (and, when executed and delivered as contemplated herein each other Transaction Document will constitute) its valid and binding obligation, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

          2.3      No Conflict with Law or Documents2.3     No Conflict with Law
                   ---------------------------------        --------------------
or  Documents.    The  execution,  delivery  and performance of each Transaction
-------------
Document  by  the  Company  will  not  violate any provision of law, any rule or
-----
regulation  of  any  governmental authority, or any judgment, decree or order of
-----
any  court  binding  on the Company, and will not conflict with or result in any
--
breach of any of the terms, conditions or provisions of, or constitute a default
--
under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties, assets or outstanding stock of the Company under its Articles of Incorporation or By-Laws, or any indenture, mortgage, lease, agreement or other instrument to which the Company is a party or by which it or any of its properties is bound.

          2.4     Capital Stock of Company2.4     Capital Stock of Company.  The
                  ------------------------        ------------------------
authorized capital stock of the Company is as described in Section 2.4 of the Disclosure Letter. Section 2.4 of the Disclosure Letter also contains a complete and accurate description of all outstanding shares of the Company's Common Stock and preferred stock and all shares which have been reserved for issuance under any outstanding warrants, options, convertible securities or other rights. All of the Company's outstanding shares of Common Stock have been duly and validly issued and are fully paid and non-assessable. Each series of the Company's preferred stock has been duly authorized by all requisite corporate action and all outstanding preferred shares have been validly issued and are fully paid and non-assessable. The number of shares of Common Stock issuable upon the exercise or conversion of the securities described in Section
2.4 of the Disclosure Letter is not subject to adjustment by reason of the issuance and sale of the Note, the Warrant, the June Warrant or the Consulting Warrant hereunder, or the Warrant Shares upon exercise of the Warrant, the June Warrant or the Consulting Warrant, and no other shares of Common Stock have been reserved by the Company for issuance. There are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Company pursuant to any provision of law or the Articles of Incorporation or By-Laws of the Company or by agreement or otherwise. There are no outstanding subscriptions, warrants, options or other rights or commitments of any character to subscribe for or purchase from the Company, or obligating the Company to issue, any shares of capital stock of the Company or any securities convertible into or exchangeable for such shares.

          2.5      The Note, Warrant and Warrant Shares2.5     The Note, Warrant
                   ------------------------------------        -----------------
and  Warrant  Shares.    The  Note,  when  issued  and delivered against payment
--------------------
therefor in accordance with this Agreement, will be duly authorized and executed
-------
by the Company and will constitute the valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought. The June Warrant was, and the Warrant and Consulting Warrant when issued and delivered against payment therefor in accordance with this Agreement and the Financial Advisory Agreement will be, duly authorized and executed by the Company and the Warrant and Consulting Warrant will (and the June Warrant does) constitute the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought. The requisite number of shares of duly authorized and unissued Common Stock of the Company have been duly authorized and reserved for issuance upon the exercise of the Warrant, the Consulting Warrant and the June Warrant, and no further corporate action is required for the valid issuance of Common Stock upon the exercise of the Warrant, the Consulting Warrant or the June Warrant. The Warrant Shares will, at the time of the Closing and thereafter, not be subject to preemptive or similar rights of any person, and when issued against payment therefor in accordance with the terms of the Warrant, the Consulting Warrant and the June Warrant, will be duly and validly issued, fully paid and nonassessable.

          2.6      Consents and Approvals2.6     Consents and Approvals.  Except
                   ----------------------        ----------------------
for filings under Federal and applicable state securities laws, no permit, consent, approval or authorization of, or declaration to or filing with, any federal, state, local or foreign governmental or regulatory authority or other person, not made or obtained, is required in connection with the execution or delivery of this Agreement or any other Transaction Document by the Company, the offer, issuance, sale or delivery of the Note, Warrant, Consulting Warrant or Warrant Shares, or the carrying out by the Company of the other transactions contemplated hereby. The issuance and sale by the Company of the Note and Warrant and Consulting Warrant as contemplated hereby will not require any action by or in respect of, or filing with, any governmental body, agency or official, nor any consent or approval of the Company's shareholders as such or of any other individual or entity. All post-closing conditions contained in the Agreement and Plan of Recapitalization, dated January 19, 1995, pursuant to which the Company acquired CoreCare, Inc. have been satisfied in full by the Company and all other parties thereto.

          2.7          Private  Offering2.7      Private Offering.  Assuming the
                       -----------------         ----------------
accuracy of the Purchaser's representations and warranties contained in Section 3 herein, the offer, issuance and delivery to the Purchaser pursuant to the terms of this Agreement of the Note and Warrant and, assuming compliance by the Purchaser with the terms of this Agreement and applicable law, the Warrant Shares, are exempt from registration under the Securities Act of 1933, as amended (the "1933 Act"), and neither the registration of the Note nor the qualification of an indenture with respect thereto under the Trust Indenture Act of 1939, as amended, is required in connection with such transaction. Based on the representations of the Purchaser contained in Section 3, it is not necessary, under the circumstances contemplated by this Agreement, to register the Note, Warrant or Warrant Shares under the 1933 Act or the Pennsylvania Securities Act of 1972. In addition, the offer, issuance and delivery to Mentor Management Company of the Consulting Warrant is exempt from registration under the 1933 Act and the Pennsylvania Securities Act of 1972.

          2.8          Articles  of Incorporation and By-Laws2.8     Articles of
                       --------------------------------------        -----------
Incorporation  and  By-Laws.    The  copies  of  the  Company's  Articles  of
     ----------------------
Incorporation  and By-Laws, each as amended to date, attached hereto as Exhibits
     -------
C and D, are true and correct copies of such documents and are in full force and effect.

          2.9          Subsidiaries2.9          Subsidiaries.
                       ------------             ------------

               (a) The Disclosure Letter states the name of each of the Company's direct or indirect majority-owned Subsidiaries (each, a "Subsidiary", and collectively, the "Subsidiaries"). The Disclosure Letter also states (i) each Subsidiary's jurisdiction of incorporation and the percentage of its voting stock owned by the Company and each other Subsidiary and (ii) the name of each of the Company's corporate or joint venture affiliates (other than Subsidiaries) and the nature of the affiliation. The Company and each Subsidiary has good and marketable title to all of the shares it purports to own of the stock of each Subsidiary, free and clear in each case of any mortgage, lien, security interest, charge or encumbrance, and all such shares have been duly issued and are fully paid and nonassessable and are not subject to any preemptive rights. There are no outstanding warrants, options or other rights or commitments of any character to subscribe for or purchase from the Company or any Subsidiary, or obligating any Subsidiary to issue, any shares of capital stock of such Subsidiary or any securities convertible into or exchangeable for such shares.

               (b) Each Subsidiary (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite power and authority and all necessary material licenses and permits to own and lease its properties and assets and to carry on its business as now conducted and (iii) is qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the conduct of its business or its ownership or leasing of property requires such qualification and where the failure to so qualify would not have a material adverse effect on its business, properties, assets, prospects, operations or condition (financial or otherwise).

               (c) Included in the Disclosure Letter is an organizational chart showing the corporate structure of the Company and its Subsidiaries which chart presents a true and accurate description of such structure.

          2.10      SEC Filings2.10     SEC Filings.  The Company is not subject
                    -----------         -----------
to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

          2.11       Litigation2.11     Litigation.  The Disclosure Letter lists
                     ----------         ----------
all pending or, to the Company's knowledge, after due inquiry, threatened litigation involving the Company or its Subsidiaries. There is no pending or, to the knowledge of the Company, after due inquiry, threatened suit, action or litigation, or administrative, arbitration or other proceeding or governmental inquiry or investigation questioning the validity of this Agreement or any other Transaction Document or the transactions contemplated hereby, or involving or affecting the Company or any Subsidiary, or any directors or officers of the Company or any Subsidiary in their capacities as such, or any properties or assets of the Company or any Subsidiary, nor is there, to the knowledge of the Company, after due inquiry, any basis for any such suit, action, litigation, proceeding, inquiry or investigation. There are no unsatisfied judgments, penalties or awards against or affecting the Company or any Subsidiary or any assets or properties of the Company or any Subsidiary.

          2.12      Compliance with Laws2.12     Compliance with Laws.  (a)  The
                    --------------------         --------------------
Company and each Subsidiary is, to the Company's knowledge, after due inquiry, in compliance in all material respects with all laws, ordinances, rules and regulations of governmental authorities applicable to or affecting it, its properties or its business, and neither the Company nor any Subsidiary has received notice of any claimed default or violation with respect to such laws, ordinances, rules and regulations or has any reason to expect any such notice.

               (b) All federal, foreign, state, local and other governmental consents, licenses, permits, franchises, grants, exemptions, orders, certificates of need (and similar) governmental approvals, and authorizations (collectively, "Authorizations") required for the operation of the business of the Company and each Subsidiary as currently conducted, or necessary to own, lease or operate their respective properties, have been duly obtained and are in full force and effect without any default or violation thereunder by Company or any Subsidiary or, to the knowledge of Company, after due inquiry, by any other party thereto and Company has not received any notice of any claim or charge that the Company or any Subsidiary is in violation of or in default under any such Authorization or is aware of any basis for such claim or charge. (i) No proceeding is pending or, to the knowledge of the Company, after due inquiry, threatened by any person to adversely modify, revoke or deny the renewal of any Authorization of the Company or any Subsidiary; and (ii) the Company has not been notified that any such Authorization may not in the ordinary course be renewed upon its expiration or that by virtue of the transactions contemplated hereby any such Authorization may not be granted or renewed.

               (c) Without limiting the generality of the foregoing, the Company and each Subsidiary have, to the knowledge of the Company, after due inquiry, complied with all applicable laws, rules and regulations with respect to their employment of, other agreements with and commitments to (whether written or oral), physicians and other persons who are members of the Company's or any Subsidiary's medical staff, including, without limitation, all federal, state and local laws, rules and regulations with respect to the employment of professionals by non-professionals, and with respect to the payment for, or referral of, services to be reimbursed by funds provided by Medicare or Medicaid.

               (d) The Company and each Subsidiary have timely filed with all federal and state health care-related agencies all reports, applications and registrations which they were required by law to file. The Disclosure Letter contains a complete and correct description of all currently effective registrations, licenses and certificates issued to the Company and each of its Subsidiaries, including all certificates of need. The Company is not aware of any defect or challenge relating to, or the potential withdrawal of, any registration, license or certificate described in the Disclosure Letter. Each medical facility operated by the Company or its Subsidiaries is validly registered and licensed and is in full compliance with the conditions of participation for the Medicare and Medicaid programs.

               (e) The Disclosure Letter contains a list of the effective accreditations and certifications issued to the Company and its Subsidiaries by any nongovernmental accrediting or certifying organization and the expiration date of each such accreditation or certification, which list represents all such
accreditations  and/or  certifications  required  for  their  business.    No
accrediting or certifying nongovernmental organization, or any other person, has advised the Company of any defect or challenge relating to, or the potential withdrawal of, any accreditation or certification described in the Disclosure Letter.

          2.13          Financial  Statements2.13          Financial Statements.
                        ---------------------              --------------------

               (a) (i) The audited consolidated balance sheets and related audited statements of consolidated operations, cash flow and stockholders' equity of the Company and its Subsidiaries as at and for the fiscal years of the Company ended December 31, 1994 and 1995, and (ii) the unaudited consolidated balance sheet and related unaudited statements of operations, cash flow and stockholders' equity of the Company and its Subsidiaries as at and for the four months ended April 30, 1996, copies of which are included in the Disclosure Letter delivered to Purchaser pursuant hereto, in each case, present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries at such dates and the consolidated results of their operations and their consolidated cash flows for the periods then ended, in conformity with generally accepted accounting principles, consistently applied ("GAAP").

               (b) Since April 30, 1996 ("the Balance Sheet Date") there has been no material adverse change in the business, properties, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole.

               (c) The consolidated balance sheet of the Company and its Subsidiaries at the Balance Sheet Date (the "Balance Sheet") reflects all liabilities and obligations of the Company and of each Subsidiary, whether absolute, accrued, contingent or otherwise as of the date thereof, that are of a nature required to be set forth on a consolidated balance sheet under GAAP.

               (d) At the time of the issuance and sale of the Note and Warrant to the Purchaser hereunder, neither the Company nor any of its Subsidiaries will have any liabilities or obligations, whether absolute, accrued, contingent, or otherwise, other than (i) indebtedness in respect of the Note, (ii) current liabilities reflected on the Balance Sheet not paid since the date of the Balance Sheet, (iii) current liabilities incurred after the Balance Sheet Date in the ordinary course of business and (iv) the other indebtedness of the Company or of its Subsidiaries described in the Disclosure Letter or Balance Sheet.

               (e) The Balance Sheet reflects reserved or other appropriate provisions at least equal to reasonably anticipated liabilities, losses and expenses of the Company and its Subsidiaries as of the date thereof, including without limitation those with respect to income and other taxes (including alternative minimum tax), bad debts, salaries, vacation pay, and plans and programs (including medical and other benefit programs) for the benefit of present and former employees.

          2.14          Real  and  Personal  Property2.14      Real and Personal
                        -----------------------------          -----------------
Property.

               (a) The Disclosure Letter describes each interest in real property owned or leased by the Company and each Subsidiary, including the location and a brief description thereof. Such real estate and the premises located thereon occupied by the Company and its Subsidiaries are sufficient for their business and operational requirements. The Company and each Subsidiary have good and marketable title in fee simple to all of the real property reflected on the Balance Sheet as owned by them and own all right, title and interest in all leasehold estates and other rights purported to be granted to them by the leases and other agreements listed in the Disclosure Letter, subject to no liens, mortgages, security interests, pledges, encumbrances, or charges of any kind except: (1) liens, if any, for taxes or assessments or other government charges or levies not yet due and payable; and (2) such minor utility and municipal easements and restrictions, if any, as do not materially interfere with the use of such properties or materially and adversely affect the value or marketability of such properties. All of the buildings and structures to the extent of the premises owned or leased by the Company or any Subsidiary are structurally sound with no known defects and are in good operating condition and repair. No such building or structure, or any appurtenance thereto or equipment therein, or the operation or maintenance thereof, violates any restrictive covenant or any law or regulation (including without limitation any law or regulation relating to health, safety, subdivision and zoning), or encroaches on any property owned by others. All governmental permits, approvals, certificates of occupancy and licenses required in connection with the operation and, if applicable, ownership of such real property and all improvements thereon and the conduct of the Company's and each Subsidiary's business thereon have been duly obtained, and are in full force and effect and no proceedings are pending or, to the knowledge of Company, after due inquiry, threatened which could lead to a revocation or other impairment of any thereof. No condemnation proceeding is pending or, to the knowledge of Company, after due inquiry, threatened with respect to any real property identified in the Disclosure Letter.

               (b) (i) Company and each Subsidiary have good and marketable title to all of their properties and assets (not including real property) reflected on the Balance Sheet free and clear of any restriction, mortgage, deed of trust, pledge, lien, security interest or other charge, claim or encumbrance, except for those liens described in the Disclosure Letter (the liens disclosed in the Disclosure Letter pursuant to Sections 2.14(a) and (ii) are hereinafter referred to as "Permitted Liens"). All properties and assets owned or leased by the Company and its Subsidiaries are in the possession or under the control of the Company and its Subsidiaries, are in good condition and repair, ordinary wear and tear accepted, are suitable for the purposes for which they are being used, and are of a condition, nature and quantity sufficient for the conduct of the business of the Company and its Subsidiaries as presently conducted.

          2.15     Dividends and Other Distributions2.15     Dividends and Other
                   ---------------------------------         -------------------
Distributions.    Since  the  Balance  Sheet  Date,  neither the Company nor any
-------------
Subsidiary  has  declared,  set aside, or made any payment of a dividend or made
------
any  other  distribution in respect of the Company's or any Subsidiary's capital
--
stock, repurchased or redeemed any of the Company's or any Subsidiary's capital stock, or made any other payments to any holder of 5% or more of the Company's outstanding Common Stock other than salary paid to such stockholder for bona
                                                                            ----
fide  services  to  the  Company  or  a  Subsidiary as an officer or employee or
   -
reimbursement  of  reasonable  expenses  incurred  in  the  ordinary  course  of
   -
business.
   -

          2.16          Tax  Matters2.16      Tax Matters.  The Company and each
                        ------------          -----------
Subsidiary has filed all U.S. Federal, state, local, foreign and other tax returns which were required to be filed on or before the date hereof and has paid all taxes which have become due and payable. All such reports and returns (copies of which have been made available to the Purchaser) were materially accurate and complete when filed and reflect all taxes required to be paid by the Company and its Subsidiaries for the periods reported therein. The provision for taxes made on the Balance Sheet at the Balance Sheet Date was sufficient for the payment of all accrued and unpaid taxes of the Company and its Subsidiaries with respect to the periods then ended. No additional material assessments, deficiencies or penalties in respect of taxes have been made or claimed in writing against the Company or any Subsidiary which remain unpaid. No tax returns or reports of the Company or any Subsidiary are or ever have been under audit. The Company's aggregate net operating loss carryovers for federal income tax purposes are $4,614,000, which amount is not subject to adjustment other than immaterial adjustments as a result of audits of the Company or in connection with the preparation of tax returns, and has been properly reported to all applicable regulatory and taxing authorities. There currently are no limitations on the utilization of the net operating losses or capital losses under any section of The Internal Revenue Code of 1986, as amended (the "Code"), including Section 382, or of the Treasury regulations. There will not be any limitation on the utilization of the net operating losses or capital losses solely by reason of transactions contemplated by this Agreement and the Transaction Documents.

          2.17          Agreements  Affecting  the  Company's  Capital Stock2.17
                        ----------------------------------------------------
Agreements  Affecting  the  Company's  Capital  Stock.   There are no agreements
    -------------------------------------------------
currently  in effect, written or oral, between the Company and any holder of its
    -
capital stock or, to the knowledge of the Company, after due inquiry, among any holders of its capital stock, relating to the acquisition, disposition or voting of the capital stock of the Company. Except for the provisions of Section 10 of this Agreement there are no agreements, either written or oral, which obligate the Company to effect the registration of any of its securities under the 1933 Act.

          2.18          Patents, Trademarks, Proprietary Rights2.18     Patents,
                        ---------------------------------------         --------
Trademarks,  Proprietary  Rights.    Set  forth  in  the  Disclosure Letter is a
    ----------------------------
complete  and  accurate  list  identifying (indicating ownership or license) all
    ---
patents, copyrights, trademarks, servicemarks, tradenames, permits, trade secrets, computer programs, software designs and related materials and other intellectual property that are material to the conduct of the Company's or a Subsidiary's business and which are either (i) owned by the Company or such Subsidiary, or (ii) which the Company or such Subsidiary has a license to use in its business (collectively, the "Intellectual Property Rights"). Each of the Company and its Subsidiaries has good title to and ownership of the Intellectual Property Rights shown on such Letter as being owned by it, and valid and enforceable licenses to use all the Intellectual Property Rights shown on such Letter as being licensed by it. The Intellectual Property Rights are sufficient to enable the Company and each Subsidiary to carry on its business as currently conducted in all material respects and, to the Company's knowledge, after due inquiry, the Company's and each Subsidiary's use and enjoyment of the Intellectual Property Rights does not violate any license or conflict with or infringe the intellectual property rights of others. There are no outstanding options, licenses or agreements of any kind to which the Company or any Subsidiary thereof is a party or by which it may be bound relating to or affecting any Intellectual Property, whether owned by the Company or a Subsidiary thereof or another person (which term "person" as used herein includes both individuals and entities of every kind and description).

          2.19         Insurance2.19     Insurance.  Set forth in the Disclosure
                       ---------         ---------
Letter is a list of each liability, casualty and other insurance policy of the Company and effect on the date hereof, the amount and type of insurance provided to the Company by such policy and the expiration date of such policy. All such insurance policies are currently in full force and effect and all premiums due to the date hereof have been paid or accrued by the Company. The Company has no pending claims before any of its present or prior insurance carriers.

          2.20          Employee  Benefit  Plans2.20     Employee Benefit Plans.
                        ------------------------         ----------------------

               (a) The Disclosure Letter contains a complete and correct list of all Employee Benefit Plans and Employee Pension Benefit Plans currently maintained for the benefit of any employees of the Company or any Subsidiary by the Company or any ERISA Affiliate or to which the Company or any ERISA Affiliate currently contributes or is currently obligated to make payments with respect to any employees of the Company or any Subsidiary.

               (b) With respect to each Employee Benefit Plan listed on the Disclosure Letter: (i) each Employee Benefit Plan has been administered in compliance with its terms, and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other federal, foreign, state and other applicable laws, rules and regulations, as they relate to such plan (including, without limitation, funding, filing, terminating, reporting and disclosure and COBRA continuation coverage obligations); (ii) the Company has made or provided for all contributions to all Employee Benefit Plans as required under the terms of such Plans; (iii) no Employee Pension Benefit Plan has been the subject of a "reportable event" (as defined in Section 4043 of ERISA) that is required to be reported to the PBGC and there have been no "prohibited transactions" (as described in Section 4975 of the Code or in Part 4 of Subtitle B of Title I of ERISA) with respect to any Employee Benefit Plan; (iv) there are and during the past three years there have been no inquiries, proceedings, claims or suits pending or, to the Company's knowledge, threatened by any governmental agency or authority or by any participant or beneficiary against any of the Employee Benefit Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any of such Employee Benefit Plans with respect to the design or operation of the Employee Benefit Plans; (v) each Employee Pension Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code is, and has from its inception been so qualified, and any trust created pursuant to any such Employee Pension Benefit Plan is exempt from federal income tax under
Section 501(a) of the Code and the IRS has issued each such Plan a favorable determination letter which is currently applicable, provided that such letters do not cover changes by the Tax Reform Act of 1986 or subsequent legislation; and (vi) neither the Company nor any ERISA Affiliate is aware of any circumstance or event which would jeopardize the tax-qualified status of any such Employee Pension Benefit Plan or the tax-exempt status of any related trust, or would cause the imposition of any liability, penalty or tax under ERISA or the Code with respect to any Employee Benefit Plan.

               (c) Neither the Company nor any ERISA Affiliate maintains a Multiemployer Plan or an Employee Pension Benefit Plan which is a defined benefit plan.

               (d) With respect to each Employee Benefit Plan maintained by the Company or any ERISA Affiliate: (i) no unsatisfied liabilities to participants, the IRS, the DOL, the PBGC or to any other person or entity have been incurred as a result of the termination of any Employee Benefit Plan; (ii) no Employee Pension Benefit Plan, which is subject to the minimum funding requirements of Part 3 of Subtitle B of Title I of ERISA or subject to Section 412 of the Code, has incurred any "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code and there has been no waived funding deficiency within the meaning of Section 303 of ERISA or Section 412 of the Code; (iii) there has been no event with respect to an Employee Pension Benefit Plan which would require disclosure under Sections 4062(c), 4063(a) or 4041(e) of ERISA.

               (e) All reports and information required to be filed with the DOL, IRS and PBGC and with plan participants and their beneficiaries with respect to each Employee Benefit Plan required to be listed on the Disclosure Letter have been filed and all annual reports (Form 5500 series) of such Plans were certified without qualification by each Plan's accountants and actuaries.
               (f) All Employee Benefit Plans required to be listed on the Disclosure Letter may, without liability, be amended, terminated or otherwise discontinued except as specifically prohibited by federal law.

               (g) Any bonding required under ERISA with respect to any Employee Benefit Plan required to be listed on the Disclosure Letter has been obtained and is in full force and effect and no funds held by or under the control of the Company are plan assets.

               (h) Except as set forth in the Disclosure Letter, neither the Company nor any ERISA Affiliate maintains any retired life and/or retired health insurance plans which provide for continuing benefits or coverage for any employee of the Company or any beneficiary of an employee of the Company after such employee's termination of employment.

               (i) The consummation of the transactions contemplated by this Agreement will not (i) entitle any employee of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, or (iii) result in any liability of the Company under Title IV of ERISA or otherwise.

               (j)          For  purposes  hereof:

                    (i) "COBRA" shall refer to Title V of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

                    (ii) "Code" shall refer to the Internal Revenue Code of 1986, as amended.

                    (iii)    "DOL"  shall  refer  to  the  Department  of Labor.

                    (iv) "Employee Benefit Plan" shall have the meaning ascribed to such term by Section 3(3) of ERISA.

                    (v) "Employee Pension Benefit Plan" shall have the meaning ascribed to such term by Section 3(2) of ERISA.
                    (vi) "ERISA" shall refer to the Employee Retirement Income Security Act of 1974, as amended.

                    (vii) "ERISA Affiliate" shall refer to any trade or business, whether or not incorporated, under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

                    (viii)  "IRS"  shall  refer to the Internal Revenue Service.

                    (ix) "Multiemployer Plan" shall have the meaning ascribed to such term by Section 4001(a)(3) of ERISA.

                    (x) "PBGC" shall refer to the Pension Benefit Guaranty Corporation.

          2.21        Contracts and Agreements2.21     Contracts and Agreements.
                      ------------------------         ------------------------

               (a) Set forth in the Disclosure Letter hereto is a list of the following contracts and agreements (written or oral) to which the Company or any Subsidiary is a party or by which it or its properties or assets are bound:
(i) all real and personal property leases, (ii) all employment contracts, (iii) all non-competition agreements not otherwise contained in the employment contracts described in clause (ii), (iv) all loan and security agreements, mortgages and other evidences of indebtedness, (v) all agreements pursuant to which the Company or such Subsidiary has agreed to act as guarantor or surety for the payment or performance of the obligations of third parties, (vi) all material managed care and third party payor contracts and other customer and supplier contracts, (vii) all joint venture, partnership or strategic alliance agreements to which the Company or any Subsidiary is a party, and (viii) any other instruments, agreements or contracts to which the Company or any Subsidiary is a party or by which it is bound that the Company considers material to the Company's or any Subsidiary's business (individually, a "Material Contract" and together the "Material Contracts"). True and correct copies of all agreements listed in the Disclosure Letter have been provided to the Purchaser.

               (b) Neither the Company nor any Subsidiary is (i) in default under any Material Contract, (ii) in violation of its Certificate or Articles of Incorporation or By-Laws, each as amended to date, or (iii) in default with respect to any order, writ, injunction or decree of any court or governmental agency binding on it, and no event has occurred which with notice or lapse of time, or both, would create any default or violation described in clauses (i) through (iii). No customer or supplier which was significant to the Company or any Subsidiary during the period covered by the financial statements referred to in Section 2.13 has terminated, materially reduced or threatened to terminate or materially reduce its purchase from, or provisions of products or services to, the Company or such Subsidiary, as the case may be.

               (c) The Disclosure Letter lists all contracts by which the Company or any Subsidiary is paid on the basis of a capitated reimbursement rate or is otherwise "at risk" for the provision of health care goods and services at a pre-established price, regardless of the volume of goods and services required to satisfy the Company's or such Subsidiary's contractual obligation (collectively, the "At Risk Contracts"). The Company has reserved amounts that are adequate to cover the costs of any incurred but not yet reported or paid claims for goods and services under the At Risk Contracts.

          2.22        Absence of Certain Developments2.22     Absence of Certain
                      -------------------------------         ------------------
Developments.    Since  the  Balance  Sheet  Date,  neither  the Company nor any
  ----------
Subsidiary  has  (i)  incurred  or  become  subject  to any material liabilities
  -----
(absolute  or  contingent)  except current liabilities incurred, and liabilities
  ----
under contracts entered into, in the ordinary course of business; (ii) mortgaged, pledged or subjected to lien, charge or any other encumbrance any of its assets, tangible or intangible, except Permitted Liens; (iii) sold, assigned or transferred any of its tangible assets or cancelled any debts or obligations except in the ordinary course of business, or acquired the stock or assets of any other person or entity; (iv) suffered any extraordinary losses, or waived any rights of substantial value (whether or not in the ordinary course of business); (v) made any changes in officer compensation except for annual increases consistent with past practices; (vi) entered into any material transaction other than in the ordinary course of business, except for the transactions contemplated by this Agreement; (vii) made any material change in any of its Material Contracts, its Certificate or Articles of Incorporation or Bylaws, or in any arrangements or agreements of any nature relating to its officers and directors; (viii) granted any stock options or other rights to acquire its capital stock or modified any outstanding stock options, grants, awards or other rights to acquire its capital stock; (ix) become aware of any change in the regulatory climate applicable to its business, including any proposed legislation or regulations which could reasonably be expected to materially adversely effect its business or financial condition or (x) otherwise experienced any material change in its assets, financial condition or results of operation.

          2.23      Contracts with Insiders2.23     Contracts with Insiders.  No
                    -----------------------         -----------------------
officer or director of the Company, or holder of more than 5% of the Company's outstanding Common Stock, is a party to any contract, agreement, or arrangement providing for the Company's or a Subsidiary's employment of, furnishing of services to the Company or a Subsidiary by, the rental of real or personal property by the Company or a Subsidiary from, or otherwise requiring payments by the Company or a Subsidiary to, any such person, or, to the Company's knowledge, any member of such person's family, or any corporation, partnership or other entity in which such person, or, to the Company's knowledge, any member of his family, has an interest or of which such person, or, to the Company's knowledge, any member of his family, is an officer, director, trustee, or beneficiary.

          2.24       Use of Proceeds2.24     Use of Proceeds.  The proceeds from
                     ---------------         ---------------
the  sale  of  the  Note  and  Warrant  will be used by the Company for business
acquisitions  and  working  capital  purposes.    None  of  the  transactions
contemplated by this Agreement (including, without limitation, the use of the proceeds from the sale of the Notes) will violate or result in a violation of
Section 7 of the 1934 Act or any regulations issued pursuant thereto, including without limitation, Regulations G, T and X of the Board of Governors of the Federal Reserve System. The Company does not own any "margin security" within the meaning of Regulation G. None of the proceeds from the sale of the Note will be used to purchase or carry any "security" within the meaning of the 1934 Act.

          2.25        Environmental Compliance2.25     Environmental Compliance.
                      ------------------------         ------------------------

               (a) Neither the Company nor any Subsidiary has generated, stored, treated, discharged or disposed of any hazardous substances or hazardous waste in violation of any applicable law or regulation, nor is the Company or any Subsidiary aware of any allegations that any such violations have occurred. Neither the Company nor any Subsidiary is aware of any claims, investigations, litigation or administrative proceedings, whether actual or threatened, against the Company or any Subsidiary relating to any environmental contamination of any property owned, used or leased by any of them or arising out of any alleged violation of any environmental law or regulation.

               (b) To the Company's knowledge, after due inquiry, none of the real property owned and/or occupied by the Company or any Subsidiary has ever been used by present or previous owners and/or operators to generate, manufacture, refine, transport, treat, store, handle or dispose of "Hazardous Substances" or "Hazardous Wastes," as such terms are defined in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et
       --  ---
seq., or applicable state and local laws, or any regulations issued under any such laws. Neither the Company nor any Subsidiary uses or intends to use any of its real property for such purposes. To the Company's knowledge, after due inquiry, no lien has arisen on any assets of the Company or its Subsidiaries under any such applicable federal, state or local law or regulation.


          2.26          Accounts  Receivable2.26       Accounts Receivable.  All
                        --------------------           -------------------
accounts and notes receivable of the Company and its Subsidiaries represent valid obligations from sales made or services rendered in the ordinary course of business, and are collectible in full in the ordinary course of business, without any set-off or discount, except to the extent of the amount of the reserve for possible losses set forth in the Balance Sheet.

          2.27       Books and Records2.27     Books and Records.  (a) The books
                     -----------------         -----------------
and records of the Company and its Subsidiaries accurately and fairly reflect their respective income, expenses, assets and liabilities, and the Company and its Subsidiaries maintain internal accounting controls which provide reasonable assurance that: (i) transactions are executed in accordance with management's authorization; (ii) transactions are recorded as necessary to permit preparation of reliable financial statements and to maintain accountability for earnings and assets; (iii) access to assets is permitted only in accordance with management's authorization; (iv) the recorded accountability of all assets is compared with existing assets at reasonable intervals; and (iv) all intercompany transactions, charges and expenses among or between the Company, any Subsidiary, or any other affiliate of the Company are accurately reflected in all financial statements.

               (b) The books and records of the Company, including its minutes books, financial records and books of account, are complete and accurate in all material respects and have been maintained in accordance with sound business practices. Complete and accurate copies as of the date hereof of all such minute  books  and  records  have  been  made  available  to  the  Purchaser.

          2.28          Certain  Payments2.28     Certain Payments.  Neither the
                        -----------------         ----------------
Company nor any of its Subsidiaries, nor any director, officer, agent or employee of any such person, or to the Company's knowledge, any other person associated with or acting for or on behalf of the Company or any of its Subsidiaries has directly or indirectly (a) made any unlawful contributions, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or special concessions already obtained, for or in respect of the Company or any of its Subsidiaries, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company and its Subsidiaries, or (c) taken any other action in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended.

          2.29     U.S. Real Property Holding Company2.29     U.S. Real Property
                   ----------------------------------         ------------------
Holding  Company.    The  Company is not now and has never been a "United States
----------------
real  property holding corporation," as defined in Section 897(c)(2) of the Code
---
and Section 1.897-2(b) of the Regulations promulgated by the Internal Revenue Service, and the Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of such Regulations.

          2.30         Labor Agreements and Actions2.30     Labor Agreements and
                       ----------------------------         --------------------
Actions.   Neither the Company nor any Subsidiary thereof is bound by or subject
   ----
to, any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, after due inquiry, has sought to represent any of the employees, representatives or agents of the Company or any such Subsidiary thereof. There is no strike or other labor dispute involving the Company or any Subsidiary thereof pending, or to the knowledge of the Company, after due inquiry, threatened, which could have a material adverse effect on the business, assets, properties, prospects, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, nor is the Company aware of any labor organization activity involving any of the employees of the Company or any Subsidiary thereof. The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate his, her or their employment with the Company or any Subsidiary thereof, nor does the Company or any such Subsidiary have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company or a Subsidiary thereof is terminable at the will of the applicable employer without further liability of such employer to such employee except for the payment of such employee's normal salary accrued but not paid through the date of such termination and amounts due pursuant to change of control or severance provisions as set forth in the Disclosure Letter.

          2.31      Entire Business; Etc.2.31     Entire Business; Etc..  All of
                    ---------------------         ---------------------
the assets (including the Company's and its Subsidiaries' interests under franchises, licenses, Intellectual Property, leases and permits) necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted are held exclusively by the Company or a Subsidiary thereof.

          2.32          Conditions  Affecting  Company  and  Subsidiaries2.32
                        -------------------------------------------------
Conditions Affecting Company and Subsidiaries.  There is no fact, development or
       --------------------------------------
threatened development with respect to the markets, products, services, clients, customers, facilities, computer software, databases, personnel, vendors, suppliers, operations, assets or prospects of the business of the Company or any of its Subsidiaries which are known to the Company which is reasonably likely to materially adversely affect the business, operation or prospects of the Company and its Subsidiaries considered as a whole, other than such conditions as may affect as a whole the economy generally.

          2.33      Information2.33     Information.  Neither this Agreement nor
                    -----------         -----------
any document delivered to the Purchaser pursuant hereto contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made, not misleading. There is no fact known to the Company which could reasonably be expected to materially adversely effect the business, assets, properties, operations, prospects or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole which has not been set forth in this Agreement, the Disclosure Letter or the other documents furnished to the Purchaser on or prior to the date hereof in connection with the transactions contemplated hereby.


     SECTION 3.     PURCHASER'S REPRESENTATIONS AND WARRANTIES3.     PURCHASER'S
                    ------------------------------------------       -----------
REPRESENTATIONS  AND  WARRANTIES
--------------------------------

          The Purchaser understands that the Note, Warrant and Warrant Shares will not be registered under the 1933 Act, on the grounds that the sales provided for in this Agreement are exempt pursuant to Section 4(2) of the 1933 Act and/or Regulation D promulgated under Section 4(2) of the 1933 Act, and that the reliance of the Company on such exemptions is predicated in part on the Purchaser's representations, warranties, covenants and acknowledgements set forth in this Section 3.

          3.1     Pre-Existing Entity3.1     Pre-Existing Entity.  The Purchaser
                  -------------------        -------------------
represents and warrants to the Company that it was not organized for the specific purpose of purchasing the Note and Warrant purchased by it hereunder.

          3.2          Principal  Place  of  Business3.2      Principal Place of
                       ------------------------------         ------------------
Business. The Purchaser represents and warrants to the Company that the address of its principal place of business is P.O. Box 560 Yardley, Pennsylvania 19067.

          3.3        Purchase Without View to Distribute3.3     Purchase Without
                     -----------------------------------        ----------------
View  to  Distribute.  The Purchaser represents and warrants to the Company that
  ------------------
the Note and Warrant to be purchased by it are being, and any Warrant Shares acquired upon exercise of such Warrant will be, acquired by the Purchaser for its own account, not as a nominee or agent, and not with a view to resale or distribution within the meaning of the 1933 Act, and the rules and regulations thereunder, and the Purchaser will not distribute the Note, Warrant or Warrant Shares in violation of the 1933 Act.

          3.4     Restrictions on Transfer3.4     Restrictions on Transfer.  The
                  ------------------------        ------------------------
Purchaser (i) acknowledges that the Note, Warrant and Warrant Shares are not registered under the 1933 Act and that the Note, Warrant and Warrant Shares (if any) to be acquired by it must be held indefinitely by it unless they are subsequently registered under the 1933 Act or an exemption from registration is available, (ii) is aware that any routine sales under Rule 144 of the Securities and Exchange Commission under the 1933 Act of Note, Warrant, and Warrant Shares may be made only in limited amounts and in accordance with the terms and conditions of that Rule and that in such cases where the Rule is not applicable, compliance with some other registration exemption will be required, (iii) is aware that Rule 144 is not presently available for use by the Purchaser for resale of any such Note, Warrant and Warrant Shares and (iv) is aware that, except as provided in Section 10, the Company is not obligated to register under the 1933 Act any sale, transfer or other disposition of the Note, Warrant or Warrant Shares.

          3.5          Access  to Information3.5     Access to Information.  The
                       ----------------------        ---------------------
Purchaser confirms that the Company has made available to it the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of the offering and the business and financial condition of the Company, and to acquire, and the Purchaser has received to its satisfaction, such additional information, in addition to that set forth herein, about the business and financial condition of the Company and the terms and conditions of the offering as it has requested.

          3.6      Additional Representations of the Purchaser3.6     Additional
                   -------------------------------------------        ----------
Representations  of  the  Purchaser.    The  Purchaser  represents  that (i) its
-----------------------------------
financial  situation  is  such  that  it can afford to bear the economic risk of
-------
holding  the  Note,  Warrant and Warrant Shares for an indefinite period of time
----
and  suffer  complete  loss  of  its investment in the Note, Warrant and Warrant
--
Shares,  (ii) its knowledge and experience in financial and business matters are
--
such that it is capable of evaluating the merits and risks of its purchase of the Note, Warrant and Warrant Shares as contemplated by this Agreement and (iv) the purchase of the Note, Warrant and Warrant Shares by it has been duly and properly authorized and this Agreement has been duly executed by it or on its behalf.


     SECTION  4.          CONDITIONS  PRECEDENT  TO  PURCHASER'S  OBLIGATIONS
                          ---------------------------------------------------
4.          CONDITIONS  PRECEDENT  TO  PURCHASER'S  OBLIGATIONS
            ---------------------------------------------------

          The Purchaser's obligation to purchase and make payment for the Note and Warrant subscribed for hereunder by it on the Closing Date is subject, at its option, to the satisfaction of each of the following conditions:


          4.1          Representations and Warranties4.1     Representations and
                       ------------------------------        -------------------
Warranties.    On the Closing Date, the representations and warranties contained
    ------
in Section 2 hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date, and the Company shall have so certified to the Purchaser in writing.

          4.2     Performance4.2     Performance.  All the covenants, agreements
                  -----------        -----------
and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects, and the Company shall have so certified to the Purchaser in writing.

          4.3     Opinion of Counsel to the Company4.3     Opinion of Counsel to
                  ---------------------------------        ---------------------
the  Company.  On the Closing Date, the Purchaser shall have received an opinion
------------
from counsel for the Company, dated the Closing Date, addressed to the Purchaser covering such matters as may be specified by the Purchaser, and which opinion of counsel shall be in form and substance satisfactory to the Purchaser in its sole discretion.

          4.4        Proceedings; Certified Copies4.4     Proceedings; Certified
                     -----------------------------        ----------------------
Copies.    All  proceedings  to  be  taken  in  connection with the transactions
  ----
contemplated  by  this  Agreement  to  be consummated on or prior to the Closing
  ----
Date,  and  all  documents  incident  thereto, shall be satisfactory in form and
  --
substance  to  the  Purchaser.  The Purchaser shall have received such certified
  --
copies  or  other  copies  of  such  documents  as  they may reasonably request.

          4.5          Investigation4.5       Investigation.  The results of the
                       -------------          -------------
Purchaser's due diligence investigation of the Company shall be satisfactory to the Purchaser in all respects in its sole and absolute discretion.

          4.6          No  Proceeding  or  Litigation4.6        No Proceeding or
                       ------------------------------           ----------------
Litigation. No suit, action, or other proceeding seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending.

          4.7      No Material Adverse Change4.7     No Material Adverse Change.
                   --------------------------        --------------------------
There shall have been no material adverse change since the Balance Sheet Date in the business, properties, assets, operations, or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole.

          4.8      4.8     Financial Advisory Agreement.  The Company shall have
                           ----------------------------
complied  with  all  of  the  terms  and  conditions  set forth in the Financial
Advisory Agreement, dated as of April 1, 1996 (the "Financial Advisory Agreement"), between the Company and Mentor Management Company ("MMC") including, without limitation, the issuance of a Warrant to MMC to purchase 125,000 shares of Common Stock at an exercise price of $1.50 per share in substantially the form of Exhibit B hereto (the "Consulting Warrant"), and payment of any and all fees owed to MMC under such Financial Advisory Agreement.


     SECTION  5.          CONDITIONS  PRECEDENT  TO  THE COMPANY'S OBLIGATIONS5.
                          ----------------------------------------------------
CONDITIONS  PRECEDENT  TO  THE  COMPANY'S  OBLIGATIONS
    --------------------------------------------------

          The Company's obligation to sell the Note and Warrant subscribed for by the Purchaser on the Closing Date is subject, at the Company's option, to the satisfaction of each of the following conditions:

          5.1          Representations and Warranties5.1     Representations and
                       ------------------------------        -------------------
Warranties.    On the Closing Date, the representations and warranties contained
    ------
in Section 3 hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date and the Purchaser shall have so certified to the Company in writing.

          5.2     Performance5.2     Performance.  All the covenants, agreements
                  -----------        -----------
and conditions contained in this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects, and the Purchaser shall have so certified to the Company in writing.

          5.3          No  Proceeding  or  Litigation5.3        No Proceeding or
                       ------------------------------           ----------------
Litigation. No suit, action, or other proceeding seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending.


     SECTION 6.     COVENANTS OF THE COMPANY PRIOR TO CLOSING6.     COVENANTS OF
                    -----------------------------------------       ------------
THE  COMPANY  PRIOR  TO  CLOSING
--------------------------------

          6.1       Payment of Expenses6.1     Payment of Expenses.  The Company
                    -------------------        -------------------
shall (i) pay the expenses incurred by it in connection with the issuance and sale of the Note and Warrant, and the execution, delivery and performance of this Agreement; (ii) regardless of whether or not the Closing occurs, pay the legal fees and expenses incurred by the Purchaser with respect to the negotiation and preparation of this Agreement, the Note, the Warrant and other Transaction Documents (such payment to be made at Closing assuming Closing occurs); and (iii) pay the costs, fees and expenses incurred by the Purchaser in connection with the enforcement of this Agreement, or of the Note, Warrant or any other Transaction Document against the Company.

          6.2       Operation of Business in Ordinary Course6.2     Operation of
                    ----------------------------------------        ------------
Business  in  Ordinary  Course.    Prior  to  the  Closing, the Company and each
 -----------------------------
Subsidiary  will  operate  its  business  and  the business of each of its other
 ------
Subsidiaries  only  in  the  usual  and normal course, and will not, without the
 ----
consent of the Purchaser, engage in any of the transactions described in Section
 ---
2.22  hereof.

          6.3     Conditions Precedent6.3     Conditions Precedent.  The Company
                  --------------------        --------------------
and the Purchaser shall each use its best efforts to cause the conditions specified in Section 4 to be satisfied by the Closing Date.


     SECTION  7.       COVENANTS OF THE COMPANY AFTER CLOSING7.     COVENANTS OF
                       --------------------------------------       ------------
THE  COMPANY  AFTER  CLOSING
  --------------------------

          7.1          Rule  1447.1          Rule  144.
                       ---------             ---------

               (a) The Company covenants that (i) the Company will use its best efforts to comply with the current public information requirements of Rule 144(c)(1) under the 1933 Act; and (ii) at all such times as Rule 144 is available for use by the holders of the Note, Warrant or Warrant Shares, the Company will furnish each such holder upon request with all information within the possession of the Company required for the preparation and filing of Form 144.

               (b) At all times during which the Company is neither subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the 1934 Act, it will provide as promptly as practicable (in any event not later than twenty (20) days after initial request) in written form, upon the written request of the Purchaser or a prospective buyer of the Note or Warrant Shares from such Purchaser, all information required by Rule 144A(d)(4)(i) of the General Regulations promulgated by the Commission under the Securities Act ("Rule 144A Information"). The Company further covenants, upon written request, as promptly as practicable (in any event not later than twenty (20) days after initial request) to cooperate with and assist the Purchaser or any member of the National Association of Securities Dealers, Inc. System for Private Offerings Resales and Trading through Automated Lindake ("PORTAL") in applying to designate and thereafter maintain the eligibility of such securities for trading through PORTAL. The Company's obligations under this Section shall at all times be contingent upon the Purchaser's obtaining from a prospective buyer an agreement to take all reasonable precautions to safeguard the Rule 144A Information from disclosure to anyone other than a person who will assist such buyer in evaluating the purchase of the Warrant Shares.

               (c) If at any time the Company files an application to list any of its shares of capital stock on NASDAQ or any national securities exchange it will include in such listing application the Warrant Shares.

          7.2       Financial Statements and Reports7.2     Financial Statements
                    --------------------------------        --------------------
and  Reports.    The Company and the Purchaser agree that so long as any amounts
 -----------
remain  outstanding  under  the Note, the Company shall deliver to the Purchaser
 -
the  following:
 -

               (a) (i) within ninety (90) days after the end of each fiscal year, an audited consolidated balance sheet, and related, audited consolidated statements of income, cash flow, and stockholders' equity of the Company and its Subsidiaries as at the end of and for such fiscal year prepared in accordance with GAAP, and accompanied by the opinion of an independent public accountant and (ii) within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year, a consolidated balance sheet and a consolidated statement of income and cash flow of the Company and its Subsidiaries as at the end of and for such quarter and for the year to date, accompanied by a narrative analysis of the Company's business and operations for such quarter prepared by the Company's Chief Financial Officer in form acceptable to Purchaser; and

               (b) promptly after the same are sent, copies of all proxy statements, financial statements and reports which the Company sends to its stockholders, and promptly after the same are filed, copies of all financial statements and reports which the Company files with the Securities and Exchange Commission, including but not limited to 10-K's, 10-Q's and 8-K's, and any prospectus or registration statement.

          7.3          Inspection7.3     Inspection.  From and after the Closing
                       ----------        ----------
Date, the Company shall permit the Purchaser and its representatives, so long as any amounts remain outstanding under the Note, to visit and inspect the properties of the Company and each of its Subsidiaries during normal business hours, to examine (and audit if necessary) its books of account and records, and to discuss its affairs, finances, and accounts with its executive officers in each case for any purpose reasonably related to the Purchaser's investment in the Company.

          7.4          Maintenance of Existence; Insurance7.4     Maintenance of
                       -----------------------------------        --------------
Existence;  Insurance.    The  Company  will  keep,  and  will cause each of its
    -----------------
Subsidiaries  to  keep,  its  corporate existence, rights and franchises in full
    ---
force and effect, and its properties in good repair, working order and condition, normal wear and tear excepted. The Company will maintain, and will cause each of its Subsidiaries to maintain, public liability, property damage and workmen's compensation insurance and insurance on all its insurable property against fire and other hazards with responsible insurance carriers to substantially the same extent presently maintained.

          7.5     Compliance with Laws7.5     Compliance with Laws.  The Company
                  --------------------        --------------------
will, and will cause each Subsidiary to, comply in all material respects with all laws and regulations applicable to the conduct of its business, including without limitation ERISA, environmental laws, employee safety laws, Medicare and Medicaid statutes and regulations and laws governing certification, professional licensure, certificate of need requirements, fraud and abuse and physician/health care provider self-referrals, and will indemnify and hold harmless each holder of a Note, a Warrant, or Warrant Share against any failure or alleged failure by the Company to do so.

          7.6         Notices7.6     Notices.  For as long as any amounts remain
                      -------        -------
outstanding  under  the  Note,  the Company shall provide Purchaser with written notice signed by its President or Chief Financial Officer of any material litigation, disputes, labor controversies, defaults by Company under any Material Contracts, or other events which have had or may have a material adverse effect on the business, properties, assets, prospects, operations or condition (financial or otherwise) of the Company or its Subsidiaries, taken as a whole, as soon as practicable after the occurrence thereof but in no event later than ten (10) days thereafter.

          7.7     Financial Control7.7     Financial Control.  The Company shall
                  -----------------        -----------------
maintain financial control and reporting systems in accordance with GAAP and in compliance with the requirements of Securities and Exchange Commission Regulation S-X.

          7.8      Board of Directors7.8     Board of Directors.  For as long as
                   ------------------        ------------------
any  amounts  remain outstanding under the Note, the Purchaser's nominee, Edward
F. Sager, Jr., shall have the right to attend each meeting of the Board of Directors of the Company as an observer, and the Company shall give him the same notice of meetings and other materials that are given to the directors and copies of the minutes of each meeting.

          7.9         Negative Covenants7.9     Negative Covenants.  The Company
                      ------------------        ------------------
covenants  that, as long as the Note remains outstanding and unpaid, the Company
shall  not          declare  or pay any dividends or make any other distribution
(whether in cash or property) on any shares of its capital stock now or hereafter outstanding, or purchase, redeem, retire or otherwise acquire for value any shares of its capital stock or warrants or options therefor or other securities now or hereafter outstanding, if, at the time of such payment, purchase, redemption or retirement or immediately after giving effect thereto, any Event of Default (as defined in the Note) or any condition which, with notice or lapse of time, or both, would constitute an Event of Default, shall exist, without the prior written consent of the Purchaser.

     SECTION  8.          THE  NOTE01SECTION  8.          THE  NOTE
                          ---------                       ---------

          8.1          Registration,  Transfer  and  Exchange  of  the  Note8.1
                       -----------------------------------------------------
Registration,  Transfer  and  Exchange  of  the  Note.
       ----------------------------------------------

               (a) The Company shall keep at its principal offices a register in which it shall provide for the registration of ownership of the Note and for the transfer of the Note. The ownership of the Note shall be proved by reference to the register and, prior to due presentment for registration of transfer, the Company may treat the person in whose name the Note shall be registered as the absolute owner thereof for the purpose of receiving payment of amounts of principal of and interest on such Note and for all other purposes. All payments made to any registered holder or upon its order shall be valid and, to the extent of the amount or amounts so paid, effectual to satisfy and discharge the liability for monies payable upon the Note. Any demand, request, waiver, consent or vote of the registered holder of the Note shall be conclusive and be binding upon such holder and upon all future holders and owners of such Note or any Note issued in exchange therefor or in place thereof.

               (b) Upon surrender for registration of transfer of the Note at the principal offices of the Company and compliance with Sections 8 and 9 hereof, the Company shall execute and register in the name of the designated transferee or transferees, one or more new Notes in such denomination or denominations (in minimum amounts of $1000 and in multiples of $1000) as may be requested, in aggregate principal amount equal to the unpaid principal amount of the Note so surrendered and substantially in the form thereof, with appropriate insertions and variations, and dated and bearing interest from, the date to which interest has been paid on the Note so surrendered unless no interest has been paid on the Note so surrendered, in which case the new Note shall be dated the date of the Note surrendered and the Company shall, in the same manner aforesaid, issue a new Note to the transferor in an amount equal to the untransferred unpaid principal amount of the Note surrendered for transfer.

               (c) At any time upon the request of the holder of the Note and upon surrender of such Note for such purpose at the principal offices of the Company, the Company will execute and register in the holder's name in exchange therefor new Notes, in such denomination or denominations (in minimum amounts of $1000 and in multiples of $1000) as may be requested, in aggregate principal amount equal to the unpaid principal amount of the Note so surrendered and substantially in the form thereof, with appropriate insertions and variations, and dated, and bearing interest from, the date to which interest has been paid on the Note so surrendered unless no interest has been paid on the Note so surrendered, in which case the new Notes shall be dated the date of the Note so surrendered.

               (d) Upon receipt by the Company of evidence reasonably satisfactory to it that the Note has been mutilated, destroyed, lost or stolen, and, in the case of any destroyed, lost or stolen Note, a bond of indemnity reasonably satisfactory to the Company, or in the case of a mutilated Note, upon surrender and cancellation thereof, the Company shall execute and register in the holder's name a new Note in exchange and substitution for the Note so mutilated, destroyed, lost or stolen in an aggregate principal amount equal to the unpaid principal amount of the Note so mutilated, destroyed, lost or stolen and substantially in the form thereof, with appropriate insertions and variations, and dated and bearing interest from the date to which interest has been paid on the Note so mutilated, destroyed, lost or stolen unless no interest has been paid on the Note so mutilated, destroyed, lost or stolen, in which case the new Note shall be dated the date of the Note so mutilated, destroyed, lost or stolen.

               (e) All Notes presented or surrendered for exchange or transfer as provided in this Section 8.1 shall, if required by the Company, be accompanied by a written instrument or instruments of transfer, duly executed by the registered holder thereof or its attorney duly authorized in writing. No charge shall be made by the Company in respect of any transfer or exchange of Notes, but the holder shall bear any applicable transfer tax.

               (f) All Notes issued pursuant to this Section 8.1 shall contain the restrictive legends on the Note surrendered for transfer or exchange or which has been mutilated, lost, destroyed or stolen, unless such legends may be removed under Section 9.4 hereof.

          8.2       Transfer Taxes8.2     Transfer Taxes.  The Company will pay,
                    --------------        --------------
and hold the Purchaser harmless against, liability for the payment of any transfer or similar taxes payable in connection with the issuance and sale of the Note, Warrant and Warrant Shares pursuant hereto.


     SECTION 9.     COMPLIANCE WITH 1933 ACT; RESTRICTIONS ON TRANSFERABILITY OF
NOTE, WARRANT AND WARRANT SHARES9.     COMPLIANCE WITH 1933 ACT; RESTRICTIONS ON
      --------------------------
TRANSFERABILITY  OF  NOTE,  WARRANT  AND  WARRANT  SHARES
                            -----------------------------

          9.1     Compliance with 1933 Act9.1     Compliance with 1933 Act.  The
                  ------------------------        ------------------------
Note, Warrant and Warrant Shares shall not be transferable, except upon the conditions specified in this Section 9, which conditions are intended to insure compliance with the provisions of the 1933 Act and applicable state securities laws in respect of any such transfer.

          9.2        Restrictive Legend9.2     Restrictive Legend.  The Note and
                     ------------------        ------------------
Warrant, and each certificate representing the Warrant Shares and any shares of Common Stock or other securities issued in respect of such Warrant Shares upon any stock split, stock dividend, recapitalization, merger, consolidation, similar event, shall (unless otherwise permitted by the provisions of Section
9.4  below)  be  stamped  or  otherwise  imprinted  with  the  following legend:

"[THIS  NOTE  HAS]  OR  [THIS  WARRANT  HAS]  OR [THE SHARES REPRESENTED BY THIS
CERTIFICATE  HAVE]  NOT  BEEN  REGISTERED  UNDER  THE SECURITIES ACT OF 1933, AS
AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND THE TRANSFERABILITY [T]HEREOF IS SUBJECT TO THE PROVISIONS OF A NOTE AND WARRANT PURCHASE AGREEMENT BETWEEN CORECARE SYSTEMS, INC. AND MENTOR SPECIAL SITUATION FUND, L.P."

          9.3          Restrictions  on  Transferability9.3      Restrictions on
                       ---------------------------------         ---------------
Transferability.   The Company shall not be required to register the transfer of
       --------
the Note or Warrant or any Warrant Shares on the books of the Company unless the Company shall have been provided with an opinion of counsel reasonably satisfactory to it prior to such transfer to the effect that registration under the 1933 Act or any applicable state securities law is not required in connection with the transaction resulting in such transfer; provided, however,
                                                              --------  -------
that no such opinion of counsel shall be necessary in order to effectuate a transfer in accordance with the provisions of Rule 144(k) promulgated under the 1933 Act. Each Note or certificate for Warrant Shares issued upon any transfer as above provided shall bear the restrictive legend set forth in Section 9.2 above, except that such restrictive legend shall not be required if the opinion of counsel reasonably satisfactory to the Company referred to above is to the further effect that such legend is not required in order to establish compliance with the provisions of the 1933 Act and any applicable state securities law, or if the transfer is made in accordance with the provisions of Rule 144(k) under the 1933 Act.

          9.4          Termination  of  Restrictions  on  Transferability9.4
                       --------------------------------------------------
Termination  of  Restrictions  on  Transferability.    The  conditions precedent
        ------------------------------------------
imposed by this Section 9 upon the transferability of the Note, Warrant and Warrant Shares shall cease and terminate as to any of the Note, Warrant or Warrant Shares when (i) such securities shall have been registered under the 1933 Act and sold or otherwise disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in the registration statement covering such securities, (ii) at such time as an opinion of counsel satisfactory to the Company shall have been rendered as required pursuant to the second sentence of Section 9.3 to the effect that the restrictive legend on such securities is no longer required, or (iii) when such securities are transferable in accordance with the provisions of Rule 144(k) promulgated under the 1933 Act. Whenever the conditions imposed by this Section 9 shall terminate as hereinabove provided with respect to any of the Note, Warrant or Warrant Shares, the holder of any such securities bearing the legend set forth in this Section 9 as to which such conditions shall have terminated shall be entitled to receive from the Company, without expense (except for the payment of any applicable transfer tax) and as expeditiously as possible, new Notes in accordance with Section 8.1(b) or (c) hereof, new Warrants in accordance with the terms thereof, or new stock certificates not bearing such legend.


     SECTION  10.          REGISTRATION  RIGHTS10.          REGISTRATION  RIGHTS
                           --------------------             --------------------

          10.1          Piggyback  Registration10.1      Piggyback Registration.
                        -----------------------          ----------------------

               (a) If at any time the Company proposes for any reason to register any of its equity securities under the 1933 Act, other than on Form S-8 or Form S-4 or their then equivalents relating to shares of Common Stock to be issued solely in connection with any acquisition of any entity or business or shares of Common Stock issuable in connection with stock option or other employee benefit plans, it shall each such time promptly give written notice to the registered holders of the Eligible Securities (as defined in Section 10.2(c)) of its intention to do so, and, upon the written request, given within 30 days after receipt of any such notice, of a holder to register any of its Eligible Securities, the Company shall (subject to Section 10.1(b) hereof) use its best efforts to cause all Eligible Securities with respect to which holders shall have so requested registration to be registered under the 1933 Act promptly upon receipt of the written request of such holders for such registration, all to the extent required to permit the sale or other disposition by the holders of the Eligible Securities so registered in the manner contemplated by such holders.

               (b)          In  the event that any registration pursuant to this
Section 10.1 shall be, in whole or in part, an underwritten offering of securities of the Company, the Company shall arrange for the Eligible Securities requested to be registered pursuant to this Section 10.1 to be included in the underwriting on the same terms and conditions as the comparable securities, if any, otherwise being sold through such underwriters under such registration; provided, however, that if the managing underwriter, determines and advises in
   -----   -------
writing that the inclusion of any or all Eligible Securities in the registration statement covered by the requests for registration made under this Section 10.1 would be detrimental to the offering of the securities being sold by the Company for its own account in such registration, then the requisite number of Eligible Securities shall be excluded from registration hereunder on a basis pro rata among the holders of the Eligible Securities and any other selling securityholders requesting such registration in accordance with the number of shares requested to be registered by all such holders, provided, that such pro
                                                         --------
rata cut back shall be subject to the right of Anthony and Marlene Todaro to have at least 350,000 of their shares included in such registration (if so requested by them) as provided in the Registration Rights Agreement between the Company and the Todaros dated June 30, 1995. For purposes of computing the number of Eligible Securities held by each holder of Eligible Securities that must be excluded from registration, a Warrant shall be considered equal to the number of Warrant Shares issuable upon the exercise thereof. Notwithstanding the foregoing, the right of the holders of Eligible Securities to have their shares included in any registration statement pursuant to this Section 10.1 shall, in the case of a demand registration filed by the Company at the request of Choate Health Management, Inc. ("CHMI") pursuant to Section 12(b) of the Company's Series WA Warrant issued to CHMI on October 17, 1995 (the "CHMI Warrant"), be subject to the right of CHMI and Sage Equities, Inc. ("Sage") to have their shares included in such registration as provided in the CHMI Warrant and in Section 13(c) of the Company's Series WB Warrant issued to Sage on October 17, 1995.

          10.2          Demand  Registration10.2          Demand  Registration.
                        --------------------              --------------------

               (a) During any period of time after the earlier of (i) the first anniversary of the consummation of the Company's initial public offering of Common Stock under the 1933 Act and (ii) December 31, 1998, the registered holders of Eligible Securities may at any time request in writing that the Company cause a registration statement to be filed under the 1933 Act with respect to such of their Eligible Securities as they shall specify in such request, provided that at such time such holders have purchased, or have notified the Company that they intend to purchase, in the aggregate at least 50% of the Warrant Shares originally issuable under the Warrant, the Consulting Warrant and the June Warrant. The Company shall promptly give written notice of such request to the other holders of Eligible Securities and afford them the opportunity of including in the requested registration statement such of their Eligible Securities as they shall specify in a written notice given to the Company within thirty (30) days after their receipt of the Company's notice of the request for the filing of a registration statement. Following receipt of such notices, the Company shall promptly use its best efforts to cause all Eligible Securities with respect to which holders shall have so requested registration to be registered under the 1933 Act, all to the extent required to permit the sale or other disposition by the holders of the Eligible Securities so registered in the manner contemplated by such holders. In no event shall the Company include its shares or the shares of any other securityholders in such demand registration unless all shares requested to be included by the holders of Eligible Securities have been included therein.

               (b) The Company shall not be required to file and cause to become effective more than one (1) registration statement at the demand of the holders of Eligible Securities made under this Section 10.2.

               (c)       The term "Eligible Securities" shall mean, on any date,
(i) the Warrant Shares issued and issuable upon exercise of the Warrant, the June Warrant and the Consulting Warrant (ii) plus all shares of Common Stock or other securities of the Company issued in respect of such Warrant Shares (and such other securities of the Company) by way of a stock split, stock dividend, recapitalization, merger or consolidation, (iii) but exclusive of any Warrant
Shares or other securities described in clause (i) or (ii) sold in a public offering registered under 1933 Act or sold pursuant to Rule 144.

               (d)        Provided the Company has honored its obligations under
Section 10.1, no demand registration right granted in this Section may be exercised during any period of time beginning on the date the Company delivers notice to the holders of Eligible Securities of its intention to file a registration statement with the Securities and Exchange Commission registering any of its securities for sale to the public pursuant to Section 10.1(a) and ending on the earlier to occur of (i) sixty (60) days after the date on which the registration statement is declared effective by the Securities and Exchange Commission or otherwise becomes effective or (ii) the 150th day after the date the Company delivers its notice of filing to the holders of Eligible Securities (provided that during such 150 day period the Company proceeds diligently and in good faith to complete such offering) or (iii) the abandonment by the Company of the offering.

     10.3          Form  S-3  Registration10.3          Form  S-3  Registration.
                   -----------------------              -----------------------

               In addition to the rights provided the holders of Eligible Securities in Sections 10.1 and 10.2, if, at any time after December 31, 1998, the registration of Eligible Securities under the 1933 Act can be effected on Form S-3 (or any similar form promulgated by the Securities and Exchange Commission), then one or more of the registered holders of the Eligible Securities may at any time or from time to time request in writing that the Company cause a registration statement on Form S-3 to be filed under the 1933 Act with respect to such of their Eligible Securities as they shall specify in such request. The Company shall promptly give written notice of such request to the other holders of Eligible Securities and afford them the opportunity of including in the requested registration statement on Form S-3 such of their Eligible Securities as they shall specify in a written notice given to the Company within thirty (30) days after their receipt of the Company's notice of the request for the filing of a registration statement on Form S-3. Following receipt of such notices, the Company shall promptly use its best efforts to cause all Eligible Securities with respect to which holders shall have so requested registration to be registered on Form S-3 under the 1933 Act, all to the extent required to permit the sale or other disposition by holders of the Eligible Securities so registered in the manner contemplated by such holders.

          10.4      Registration Procedures10.4     Registration Procedures.  If
                    -----------------------         -----------------------
and  whenever  the  Company is under an obligation pursuant to the provisions of
Section 10 of this Agreement to use its best efforts to effect the registration of any Eligible Securities the Company shall, as expeditiously as practicable:

                    (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Eligible Securities and use its best efforts to cause such registration statement to become effective;

                    (b) prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for at least one year and to comply with the provisions of the 1933 Act with respect to the sale or other disposition of all Eligible Securities covered by such registration statement for such period;

                    (c) furnish to each selling stockholder such numbers of copies of each prospectus (including each preliminary prospectus) in conformity with the requirements of the 1933 Act, and such other documents as such seller may reasonably request in order to facilitate the public sale or other disposition of such Eligible Securities;

                    (d) use its best efforts to register or qualify the Eligible Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as the managing underwriter, if any, or if there is no managing underwriter, the holders of a majority of the Eligible Securities, shall request, (provided that the Company shall not be required to consent to general service of process for all purposes in any jurisdiction where it is not then qualified) and do any and all other acts or things which may be reasonably necessary or advisable to enable such seller to consummate the public sale or other disposition in such jurisdictions of such Eligible Securities;

                    (e) notify each seller of the Eligible Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act within the appropriate period mentioned in clause (b) of this Section 10.4, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such seller prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Eligible Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

                    (f) furnish, at the request of any holder or holders of Eligible Securities requesting registration pursuant to this Section 10, on the date that such Eligible Securities are delivered to the underwriters for sale pursuant to such registration or, if such Eligible Securities are not being sold through underwriters, on the date that the registration statement with respect to such Eligible Securities becomes effective, (a) an opinion, dated such date, of the independent counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the holder or holders making such request, stating that such registration statement has become effective under the 1933 Act and that (1) to the best of the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act; (2) the registration statement, the related prospectus, and each amendment or supplement thereto, comply as to form in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the Securities and Exchange Commission thereunder (except that such counsel need express no opinion as to financial statements contained therein); (3) such counsel has no reason to believe that either the registration statement or the prospectus, or any amendment or supplement thereto, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (except that such counsel need express no opinion as to financial statements contained therein); (4) the description in the registration statement or the prospectus, or any amendment or supplement thereto, of all legal and governmental matters and all contracts and other legal documents or instruments are accurate and fairly present the information required to be shown; (5) such counsel does not know of any legal or governmental proceedings, pending or contemplated, required to be described in the registration statement or prospectus, or any amendment or supplement thereto, which are not described as required, nor of any contracts or documents or instruments of a character required to be described in the registration statement or prospectus, or any amendment or supplement thereto, or to be filed as exhibits to the registration statement which are not described and filed as required, and (6) such other legal matters with respect to such registration as any such holder or holders requesting such opinion may reasonably request; and (b) a comfort letter, dated such date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to the holder or holders making such request, in the customary form.

          10.5          Information  to  be  Furnished  by  Holders  of Eligible
                        --------------------------------------------------------
Securities10.5          Information  to  be  Furnished  by  Holders  of Eligible
                        --------------------------------------------------------
Securities. Each prospective seller of Eligible Securities registered or to be registered under any registration statement shall furnish to the Company such information and execute such documents regarding the Eligible Securities held by such seller and the intended method of disposition thereof as the Company shall reasonably request in connection with the action to be taken by the Company.

          10.6        Expenses of Registration10.6     Expenses of Registration.
                      ------------------------         ------------------------

               (a)        All expenses incurred by the Company in complying with
Section 10 (other than the underwriting discounts and commissions), including, without limitation: (i) all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.); (ii) the fees and expenses of complying with securities and blue sky laws; (iii) expense allowances of the underwriters; (iv) printing expenses, (v) fees and disbursements of Company counsel; and (vi) the fees and expenses of the independent public accountants (including the expense of any special audits in connection with any such registration), are herein called "Registration Expenses." All underwriting discounts and commissions applicable to the Eligible Securities covered by any such registration, are herein called "Selling Expenses."

               (b) The Company shall pay all Registration Expenses in connection with each registration pursuant to this Section 10. All Selling Expenses in connection with each registration pursuant to Section 10 and any legal fees and expenses of special counsel for the sellers shall be borne by the seller or sellers therein in proportion to the number of Eligible Securities included by each in such registration, or in such other proportions as they may agree upon.

          10.7      Indemnification and Contribution10.7     Indemnification and
                    --------------------------------         -------------------
Contribution.
------------

               (a) The Company shall indemnify and hold harmless each holder of Eligible Securities, its executive officers, directors and controlling persons (within the meaning of the 1933 Act) and each person who participates as an underwriter or controlling person of an underwriter (within the meaning of the 1933 Act) with respect to a registration statement pursuant to Section 10 against any loss, claims, damages or liabilities to which any of them may become subject under the 1933 Act or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in a registration statement including Eligible Securities owned by such holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse any of them for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable hereunder in any such case if any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or omission made in such registration statement, prospectus or amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company for such purpose by such holder or by its representative or by any underwriter on behalf of such holder.

               (b) Each holder of Eligible Securities joining in any registration statement of the Company pursuant to Section 10 of this Agreement shall indemnify and hold harmless the Company, its executive officers, directors, and controlling persons (within the meaning of the 1933 Act) and each person who participates as an underwriter or controlling person of an underwriter (within the meaning of the 1933 Act) with respect to a registration statement pursuant to Section 10 against any losses, claims, damages, or liabilities to which any of them may become subject under the 1933 Act or otherwise insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, made in reliance upon and in conformity with written information furnished to the Company by such holder or by its representative or by any underwriter on behalf of such holder for such purpose, and will reimburse any of them for any legal or other expenses reasonably incurred by them in connection with investigating or defending, any such loss, claim, damage, liability or action; provided, that such holder's liability hereunder shall not
                      --------  ----
exceed the net proceeds realized by such holder from the Eligible Securities sold by it in the offering made pursuant to the registration statement.

               (c)     Promptly after receipt by an indemnified party under this
Section 10.7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to the ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 10.7, but the omission so to notify the indemnifying party will not relieve such party of any liability that such party may have to any indemnified party other than under this Section 10.7. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel subsequent to any assumption of the defense by the indemnifying party shall not be at the expense of the indemnifying party unless the employment of such counsel has been specifically authorized in writing by the indemnifying party. The indemnifying party shall not be liable to indemnify any person for any settlement of any such action effected without the indemnifying party's written consent.

               (d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 10.7(a) is applicable but for any reason is held to be unavailable from the Company with respect to all holders of Eligible Securities or any such holder, the Company and the holder or holders of Eligible Securities, as the case may be, shall contribute to the aggregate losses, claims, damages and liabilities (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted) to which the Company and one or more of the holders of Eligible Securities may be subject in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the holder or holders of Eligible Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities. Notwithstanding the foregoing, no holder of Eligible Securities shall be required to contribute any amount in excess of the net proceeds received by such holder from the Eligible Securities as the case may be, sold by such holder pursuant to the registration statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each person, if any, who controls a holder of Eligible Securities within the meaning of the Securities Act shall have the same rights to contribution as such holder.

               (e) The obligations of the Company and holders of Eligible Securities under this Section 10.7 shall survive the completion of any offering of Eligible Securities in a registration statement under this Section 10 or otherwise.

          10.8        Underwriting Agreement10.8     Underwriting Agreement.  If
                      ----------------------         ----------------------
Eligible Securities are sold pursuant to a registration statement in an underwritten offering pursuant to Section 10, the Company and the Purchaser if participating therein agree to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of, or, as the case may be, the seller of the securities being registered and customary covenants and agreements to be performed by such issuer or seller, including, without limiting the generality of the foregoing, customary provisions with respect to indemnification by the Company of the underwriters of such offering.

          10.9          Transfer  of  Registration  Rights10.9       Transfer of
                        ----------------------------------           -----------
Registration  Rights.    The  registration  rights  conferred  on the holders of
         -----------
Eligible Securities shall inure to the benefit of any transferee of Eligible Securities.

     SECTION  11.      SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS11.
                       ------------------------------------------------------
SURVIVAL  OF  REPRESENTATIONS,  WARRANTIES  AND  AGREEMENTS
-----------------------------------------------------------

          All covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto shall survive the execution and delivery of this Agreement and the issuance and sale of the Note and Warrant hereunder.


     SECTION  12.          MISCELLANEOUS12.          MISCELLANEOUS
                           -------------             -------------

          12.1      Owner of Warrant and Warrant Shares12.1     Owner of Warrant
                    -----------------------------------         ----------------
and Warrant Shares.  The Company may deem and treat the person in whose name the
------------------
Warrant and Warrant Shares, as the case may be, are registered as the absolute owner thereof for all purposes whatsoever, and the Company shall not be affected by any notice to the contrary.

          12.2          Successors12.2      Successors.  This Agreement shall be
                        ----------          ----------
binding upon and except as provided herein, shall inure to the benefit of the respective successors, executors, personal representatives, heirs and assigns of each of the parties hereto.

          12.3         Broker or Finder12.3     Broker or Finder.  Each party to
                       ----------------         ----------------
this Agreement represents and warrants that, to the best of its knowledge, no broker or finder has acted for such party in connection with this Agreement or the transactions contemplated by this Agreement and that no broker or finder is entitled to any broker's or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by such party. The Company shall indemnify each Purchaser against, and hold it harmless from, any liability, cost, or expense (including reasonable attorneys' fees and expenses) resulting from any agreement, arrangement, or understanding made by the Company, and each Purchaser shall indemnify the Company against, and hold the Company harmless from, any liability, cost, or expense (including reasonable attorneys fees and expenses) resulting from any agreement, arrangement, or understanding made by such Purchaser with any third party, for brokerage or finder's fees or other commissions in connection with this Agreement or any of the transactions contemplated hereby.

          12.4     Governing Law12.4     Governing Law.  This Agreement shall be
                   -------------         -------------
governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

          12.5        Notice12.5     Notice.  Any notice or other communications
                      ------         ------
required or permitted hereunder shall be deemed given when delivered personally, or upon receipt by the party entitled to receive the notice when sent by registered or certified mail, postage prepaid, or by telegram, telex or telecopy, addressed as follows or to such other address or addresses as may hereafter be furnished in writing by notice similarly given by one party to the other:

     To  the  Company          Whitemarsh  Professional  Center
                    9425  Stenton  Avenue
                    Erdenheim,  PA    19038
                    Facsimile:  (215)  836-0128
                    Attention:    Thomas  T.  Fleming


     To  Purchaser:          P.O.  Box  560
                    Yardley,  PA    19067
                    Facsimile:  (215)  736-8882
                    Attention:  Edward  F.  Sager,  Jr.

Notice to any holder of a Note, Warrant, or Warrant Shares other than the Purchaser shall be given in a like manner to such holder at the address reflected in the Company's records.

          12.6          Full  Agreement12.6     Full Agreement.  This Agreement,
                        ---------------         --------------
together with the Note and Warrant and the Exhibits, Schedules and Disclosure Letter attached hereto or delivered herewith, and the other documents delivered herewith, sets forth the entire understanding of the parties with respect to the transactions contemplated hereby.

          12.7       Headings12.7     Headings.  The headings of the sections of
                     --------         --------
this Agreement are inserted for convenience of reference only and shall not be considered a part hereof.

          12.8      Business Days12.8     Business Days.  Should any installment
                    -------------         -------------
of interest on or principal of any of the Note become due and payable upon other than a business day, the maturity thereof shall be extended to the succeeding business day and, in the case of an installment of principal, interest shall be payable thereon at the rate per annum specified in such Note during such extension.

          12.9     Amendment12.9     Amendment.  This Agreement may be modified,
                   ---------         ---------
amended or changed only with the written consent of the Company and (i) the holders of Notes aggregating a majority of the aggregate principal amount then outstanding, or (ii) if no Notes are then outstanding, the holders of a majority of the Warrant Shares. In computing ownership of Warrant Shares, the owner of outstanding unexercised Warrants shall be deemed the owner of the underlying Warrant Shares.

          IN WITNESS WHEREOF, each of the parties hereto has fully executed this Agreement as of the date first set forth above.

                         CORECARE  SYSTEMS,  INC.



                         By:    /s/  Rose  S.  DiOttavio
                            ----------------------------
                            Rose  S.  DiOttavio


                         MENTOR  SPECIAL  SITUATION  FUND,  L.P.
                          By:          Mentor  Partners,
                               its  general  partner



                          By:              /s/  Edward  F.  Sager,  Jr.,
                                       ---------------------------------
                              Edward  F.  Sager,  Jr.,
                               a  general  partner



BE:22373_2.WP5
     -8-


EXHIBIT  3.14



THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED BY SUCH REGISTERED HOLDER OR TRANSFEREE TO THE SATISFACTION OF CORECARE SYSTEMS, INC.
     ____________________________________


     Void  after  5:00  P.M.  (Eastern  Time),
     June  10,  2001,  except  as  otherwise  provided  herein.


Series  A  No.                                        Warrant  to  Purchase
--------------
                              200,000  Shares  of  Common  Stock
Date:    June  10,  1996


     WARRANT
     TO  PURCHASE  COMMON  STOCK  OF
     CORECARE  SYSTEMS,  INC.

          THIS CERTIFIES that, Mentor Special Situation Fund, L.P. (herein called "Warrant Holder") or registered assigns, is entitled to purchase from Corecare Systems, Inc. (herein called the "Company"), a corporation organized and existing under the laws of Nevada, at any time after June 10, 1996 and until 5:00 P.M. (Eastern Time) on June 10, 2001, 200,000 fully paid and nonassessable shares of Common Stock of the Company, $.001 par value per share (the "Common Stock"), subject to adjustment as provided herein, at a purchase price of $1.00 per share.

          1.          Definitions.    For  the  purpose  of  the  Warrants:
                      -----------

               (a) "Capital Stock" shall mean the Company's common stock, and any other stock of any class, whether now or hereafter authorized, which has the right to participate in the distribution of earnings and assets of the Company without limit as to amount or percentage.

               (b) "Exercise Period" shall mean the period beginning June 11, 1996 and ending June 10, 2001.

               (c) "Warrants of this Series" or "Warrants" shall mean the original Warrants to purchase 200,000 shares of Common Stock of the Company issued pursuant to the terms of the 15% Bridge Note of the Company issued to the Warrant Holder on April 12, 1996 (the "Bridge Note"), and any and all Warrants which are issued in exchange or substitution for any outstanding Warrant pursuant to the terms of that Warrant.

               (d) "Warrant Price" shall mean the price per share at which shares of Common Stock of the Company are purchasable hereunder, as such prices may be adjusted from time to time hereunder.

               (e) "Warrant Shares" shall mean the stock purchased upon exercise of Warrants.

               (f) "Additional Shares of Capital Stock" shall mean all shares of Capital Stock issued by the Company other than those shares of Common Stock of the Company issuable upon the exercise of options issued to officers, directors and employees of, or consultants or advisors to, the Company under option plans approved by the Board of Directors.

          2.      Method of Exercise of Warrants.  This Warrant may be exercised
                  ------------------------------
in whole or in part (but not as to fractional shares) on one or more occasions during the Exercise Period by the surrender of the Warrant, with the Purchase Agreement attached hereto as Rider A properly completed and duly executed, at the principal office of the Company at Whitemarsh Professional Center, 9425 Stenton Avenue, Erdenheim, PA 19038, or such other location which shall at that time be the principal office of the Company (the "Principal Office"), and upon payment to it of the purchase price for the shares to be purchased upon such exercise. The purchase price shall be paid, by delivering a certified check or bank draft or immediately available funds to the order of the Company for the entire purchase price. The persons entitled to the shares so purchased shall be treated for all purposes as the holders of such shares as of the close of business on the date of exercise and certificates for the shares of stock so purchased shall be delivered to the persons so entitled within a reasonable time, not exceeding ten (10) days, after such exercise. Unless this Warrant has expired, a new Warrant of like tenor and for such number of shares as the holder of this Warrant shall direct, representing in the aggregate the right to purchase a number of shares with respect to which this Warrant shall not have been exercised, shall also be issued to the holder of this Warrant within such time.

          3.         Exchange.  This Warrant is exchangeable, upon the surrender
                     --------
thereof by the holder thereof at the Principal Office of the Company, for new Warrants of like tenor registered in such holder's name and representing in the aggregate the right to purchase the number of shares purchasable under the Warrant being exchanged, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said holder at the time of such surrender.

          4.         Transfer.  Subject to compliance with the Securities Act of
                     --------
1933 and the rules and regulations promulgated thereunder and under applicable state securities laws, this Warrant is transferable, in whole or in part, at the Principal Office of the Company by the holder thereof, in person or by duly authorized attorney, upon presentation of the Warrant, properly endorsed, for transfer. Each holder of this Warrant, by holding it, agrees that the Warrant, when endorsed in blank, may be deemed negotiable, and that the holder thereof, when the Warrant shall have been so endorsed, may be treated by the Company and all other persons dealing with the Warrant as the absolute owner thereof for any purpose and as the person entitled to exercise the rights represented by the Warrant, or to the transfer thereof on the books of the Company, any notice to the contrary notwithstanding.

          5.        Certain Covenants of the Company.  The Company covenants and
                    --------------------------------
agrees that all shares which may be issued upon the exercise of Warrants of this Series, will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof; and will, upon issuance, be listed on each national securities exchange, if any, on which the other outstanding shares of the Company are then listed, and without limiting the generality of the foregoing, the Company covenants and agrees that it will from time to time take all such action as may be required to assure that the par value per share of the Common Stock is at all times equal to or less than the then effective purchase price per share of the Common Stock issuable pursuant to the Warrants. The Company further covenants and agrees that during the period within which the rights represented by the Warrants may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue upon exercise of the purchase rights evidenced by the Warrants, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by the Warrants.

          6.      Adjustment of Purchase Price and Number of Shares.  The number
                  -------------------------------------------------
and kind of securities purchasable upon the exercise of the Warrants of this Series and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events as follows:

               (a)        Reclassification, Consolidation or Merger. At any time
                          -----------------------------------------
while Warrants of this Series remain outstanding and unexpired, in case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value per share, or from no par value per share to par value or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of the Warrants) or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification or change, other than a change in par value, or from par value to no par value per share, or from no par value per share to par value, or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of the Warrants), or in the case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company, or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefor, execute new Warrants providing that the holders of the Warrants shall have the right to exercise such new Warrants (upon terms not less favorable to the holders than those then applicable to the Warrants) and to receive upon such exercise, in lieu of each share of Common Stock theretofore issuable upon exercise of the Warrants, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, sale or transfer by the holder of one share of Common Stock issuable upon exercise of the Warrants had the Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or transfer. Such new Warrants shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this subsection 6(a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and transfers.

               (b)      Subdivision or Combination of Shares.  If the Company at
                        ------------------------------------
any time while Warrants of this Series remain outstanding and unexpired, shall subdivide or combine its Capital Stock, the Warrant Price shall be proportionately reduced, in case of subdivision of such shares, as of the effective date of such subdivision, or, if the Company shall take a record of holders of its Capital Stock for the purpose of so subdividing, as of such record date, whichever is earlier, or shall be proportionately increased, in the case of combination of such shares, as of the effective date of such combination, or, if the Company shall take a record of holders of its Capital Stock for the purpose of so combining, as of such record date, whichever is earlier.

               (c)          Stock  Dividends.   If the Company at any time while
                            ----------------
Warrants of this Series are outstanding and unexpired shall pay a dividend in shares of, or make other distribution of shares of, its Capital Stock, then the Warrant Price shall be adjusted, as of the date the Company shall take a record of the holders of its Capital Stock for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Warrant Price in effect immediately prior to such payment or other distribution by a fraction (a) the numerator of which shall be the total number of shares of Capital Stock outstanding immediately prior to such dividend or distribution, and (b) the denominator of which shall be the total number of shares of Capital Stock outstanding immediately after such dividend or distribution. The provisions of this subsection 6(c) shall not apply under any of the circumstances for which an adjustment is provided in subsections 6(a) or 6(b).

               (d)       Issuance of Additional Shares of Capital Stock.  If the
                         ----------------------------------------------
Company at any time while the Warrants remain outstanding and unexpired shall issue any Additional Shares of Capital Stock (otherwise than as provided in the foregoing subsections (a) through (c) above) at a price per share less, or for other consideration lower, than the Warrant Price in effect immediately prior to such issuance, or without consideration, then upon such issuance the Warrant Price shall be reduced to that price determined by multiplying the Warrant Price in effect immediately prior to such event by a fraction:

                    (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of shares of Common Stock which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at the then effective Warrant Price, and

                    (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of such Additional Shares of Common Stock so issued.

               The provisions of this subsection 6(d) shall not apply under any of the circumstances for which an adjustment is provided in subsections 6(a), 6(b), or 6(c). No adjustment of a Warrant Price shall be made under this subsection 6(d) upon the issuance of any Additional Shares of Capital Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if (a) any such adjustments shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) pursuant to subsections 6(e) or 6(f) hereof, or (b) such warrants, options, other subscription or purchase rights or convertible securities are outstanding as of June 10, 1996 (original date of issuance of this warrant).

               (e)        Issuance of Warrants, Options or Other Rights.  If the
                          ---------------------------------------------
Company at any time while the Warrants remain outstanding and unexpired shall issue any warrants, options or other rights to subscribe for or purchase any Additional Shares of Capital Stock and the price per share for which Additional Shares of Capital Stock may at any time thereafter be issuable pursuant to such warrants, options or other rights shall be less than the Warrant Price in effect hereunder immediately prior to such issuance, then upon such issuance the Warrant Price shall be adjusted as provided in subsection 6(d) hereof on the basis that:

                    (i) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants, options or other rights shall be deemed to have been issued as of the date of actual issuance of such warrants, options or other rights, and

                    (ii) the aggregate consideration for such maximum number of Additional Shares of Capital Stock issuable pursuant to such warrants, options or other rights, shall be deemed to be the consideration received by the Company for the issuance of such warrants, options, or other rights plus the minimum consideration to be received by the Company for the issuance of Additional Shares of Capital Stock pursuant to such warrants, options, or other rights.

               (f)        Issuance of Convertible Securities.  If the Company at
                          ----------------------------------
any time while the Warrants remain outstanding and unexpired shall issue any securities convertible into Common Stock and the consideration per share for which Additional Shares of Capital Stock may at any time thereafter be issuable pursuant to the terms of such convertible securities shall be less than the Warrant Price in effect immediately prior to such issuance, then upon such issuance the Warrant Price shall be adjusted as provided in subsection 6(d) hereof on the basis that (i) the maximum number of Additional Shares of Capital Stock necessary to effect the conversion or exchange of all such convertible securities shall be deemed to have been issued as of the date of issuance of such convertible securities, and (ii) the aggregate consideration for such maximum number of Additional Shares of Capital Stock shall be deemed to be the consideration received by the Company for the issuance of such convertible securities plus the minimum consideration received by the Company for the issuance of such Additional Shares of Capital Stock pursuant to the terms of such convertible securities. No adjustment of the Warrant Price shall be made under this subsection upon the issuance of any convertible securities which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants, options or other rights pursuant to subsection 6(e) hereof.

               (g)      Adjustment of Number of Shares.  Upon each adjustment in
                        ------------------------------
a Warrant Price pursuant to subsections 6(a) through 6(h), the number of shares of Common Stock purchasable hereunder at that Warrant Price shall be adjusted, to the nearest one hundredth of a whole share, to the product obtained by multiplying such number of shares purchasable immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately prior to such adjustment and the denominator of which shall be the Warrant Price immediately thereafter.

               (h)       Liquidating Dividends, Etc.  If the Company at any time
                         ---------------------------
while Warrants of this Series are outstanding and unexpired makes a distribution of its assets to the holders of its Capital Stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets (other than under the circumstances provided for in the foregoing subsections (a) through (f)), the holder of this Warrant shall be entitled to receive upon the exercise hereof, in addition to the shares of Common Stock receivable upon such exercise, and without payment of any consideration other than the Warrant Price, an amount in cash equal to the value of such distribution per share of Common Stock multiplied by the number of shares of Common Stock which, on the record date for such distribution, are issuable upon exercise of this Warrant (with no further adjustment being made following any event which causes a subsequent adjustment in the number of shares of Common Stock issuable upon the exercise hereof), and an appropriate provision therefor should be made a part of any such distribution. The value of a distribution which is paid in other than cash shall be determined in good faith by the Board of Directors.

               (i)         Other Provisions Applicable to Adjustments Under this
                           -----------------------------------------------------
Section.    The  following  provisions  will  be  applicable  to  the  making of
   ----
adjustments  in  a  Warrant  Price  hereinabove  provided  in  this  Section  6:
   ----

                    (i)        Computation of Consideration.  To the extent that
                               ----------------------------
any Additional Shares of Capital Stock or any convertible securities or any warrants, options or other rights to subscribe for or purchase any Additional Shares of Capital Stock or any convertible securities shall be issued for a cash consideration, the consideration received by the Company therefor shall be deemed to be the amount of the cash received by the Company therefor, or, if such Additional Shares of Capital Stock or convertible securities are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Capital Stock or convertible securities are sold to underwriters or dealers for public offering without a subscription offering, or through underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or incurred by the Company for and in the underwriting of, or otherwise in connection with the issue thereof. To the extent that such issuance shall be for a consideration other than cash, then, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Company's Board of Directors. The consideration for any Additional Shares of Capital Stock issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants, options or other rights, plus the additional consideration payable to the
Company  upon  the  exercise  of  such  warrants,  options or other rights.  The consideration for any Additional Shares of Capital Stock issuable pursuant to the terms of any convertible securities shall be the consideration paid or payable to the Company in respect of the subscription for or purchase of such convertible securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such convertible securities. In case of the issuance at any time of any Additional Shares of Capital Stock or convertible securities in payment or satisfaction of any dividend upon any class of stock preferred as to dividends in a fixed amount, the Company shall be deemed to have received for such Additional Shares of Capital Stock or convertible securities a consideration equal to the amount of such dividend so paid or satisfied.

                    (ii)     Readjustment of Warrant Price.  Upon the expiration
                             -----------------------------
of the right to convert or exchange any convertible securities, or upon the expiration of any rights, options or warrants, the issuance of which convertible securities, rights, options or warrants effected an adjustment in a Warrant Price, if any such convertible securities shall not have been converted or exchanged, or if any such rights, options or warrants shall not have been exercised, the number of shares of Capital Stock deemed to be issued and outstanding by reason of the fact that they were issuable upon conversion or exchange of any such convertible securities or upon exercise of any such rights, options, or warrants shall no longer be computed as set forth above, and such Warrant Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Warrant Price made pursuant to the provisions of this Section 6 after the issuance of such convertible securities, rights, options or warrants) had the adjustment of the Warrant Price made upon the issuance or sale of such convertible securities or issuance of rights, options or warrants been made on the basis of the issuance only of the number of Additional Shares of Capital Stock actually issued upon conversion or exchange of such convertible securities, or upon the exercise of such rights, options or warrants, and thereupon only the number of Additional Shares of Capital Stock actually so issued, if any, shall be deemed to have been issued and only the consideration actually received by the Company (computed as set forth in subsection (i) hereof) shall be deemed to have been received by the Company. If the purchase price provided for in any rights, options or warrants, or the additional consideration (if any) payable upon the conversion or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exchangeable for shares of Common Stock changes at any time (other than under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of the change shall be adjusted to the Warrant Price that would have been in effect at such time had such rights, options, warrants or convertible securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

                    (iii)    Treasury  Shares.   The number of shares of Capital
                             ----------------
Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Company or any Subsidiary.

                    (iv)    Other Action Affecting Capital Stock.  In case after
                            ------------------------------------
the date hereof the Company shall take any action affecting the outstanding number of shares of Capital Stock, other than an action described in any of the foregoing subsections (a) to (i) hereof, inclusive, which in the opinion of the Company's Board of Directors would have a materially adverse effect upon the rights of the holders of the Warrants, the Warrant Price shall be adjusted in such manner and at such time as the Board of Directors on the advice of the Company's independent public accountants may in good faith determine to be equitable in the circumstances.

          7.        Notice of Adjustments.  Whenever any of the Warrant Price or
                    ---------------------
the number of shares of Common Stock purchasable under the terms of the Warrants at that Warrant Price shall be adjusted pursuant to Section 6 hereof, the Company shall promptly make a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Company's Board of Directors made any determination hereunder), and the Warrant Price and number of shares of Common Stock purchasable at that Warrant Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the registered holders of the Warrants.

          In the event the Company shall, at a time when the Warrants are exercisable, take any action which pursuant to paragraphs (a) through (g) of
Section 6 may result in an adjustment of any of the Warrant Price or the number of shares of Common Stock purchasable at that Warrant Price upon exercise of the Warrants, the Company will give to the registered holders of the Warrants at their last addresses known to the Company written notice of such action ten (10) days in advance of its effective date in order to afford to such holders of the Warrants an opportunity to exercise the Warrants and to purchase shares of Common Stock of the Company prior to such action becoming effective.

          8.       Payment of Taxes.  All shares of Common Stock issued upon the
                   ----------------
exercise of a Warrant shall be validly issued, fully paid and nonassessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company's satisfaction that no tax or other charge is due.

          9.          Fractional  Shares.  No fractional shares of the Company's
                      ------------------
Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares, the Company shall make a cash refund therefor equal in amount to the product of the applicable fraction multiplied by the Warrant Price paid by the holder for its Warrant Shares upon such exercise.

          10.       Loss, Theft, Destruction or Mutilation.  Upon receipt by the
                    --------------------------------------
Company of evidence reasonably satisfactory to it that any Warrant of this Series has been mutilated, destroyed, lost or stolen, and in the case of any destroyed, lost or stolen Warrant, a bond of indemnity reasonably satisfactory to the Company, or in the case of a mutilated Warrant, upon surrender and cancellation thereof, the Company will execute and deliver in the Warrant Holder's name, in exchange and substitution for the Warrant so mutilated, destroyed, lost or stolen, a new Warrant of like tenor substantially in the form thereof with appropriate insertions and variations.

          11.          Computations.  The certificate of any firm of independent
                       ------------
public accountants of recognized standing selected by the Company shall be conclusive evidence of the correctness of any computation under Warrants of this Series.

          12.     Headings.  The descriptive headings of the several sections of
                  --------
these Warrants are inserted for convenience only and do not constitute a part of these Warrants.

          13.       1933 Act Registration.  Neither this Warrant nor the Warrant
                    ---------------------
Shares have been or will (except as provided below) be registered under the Securities Act of 1933 (the "Acti), and are "restricted securities" as defined in Rule 501 promulgated under the Act. The Warrant Holder, by accepting that Warrant, agrees (a) to make no sale or other transfer of this Warrant or Warrant Shares issuable upon exercise of rights arising hereunder except in conformity with the Act, and (b) that certificates representing Warrant Shares will need a legend in form satisfactory to the Company's counsel which endures the foregoing restriction. The Warrant Holder will have the same rights to require registration of the Warrant Shares under the Act as are afforded to Mentor Special Situation Fund, LP ("MSSF") in any agreement between the Company and MSSF, except as otherwise expressly set forth in one such agreement.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer under its corporate seal, attested by its duly authorized officer, on the date of this Warrant.

                              CORECARE  SYSTEMS,  INC.


                              By:  /s/  Rose  S.  DiOttavio
                                 --------------------------
                                  Rose  S.  DiOttavio
                                  President




BE:22373_2.WP5
     -9-

     Rider  A
     --------

     PURCHASE  AGREEMENT
     -------------------


                                   Date:  ____________________

TO:

          The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby agrees to purchase shares of Common Stock covered by such Warrant, and makes payment herewith in full therefor at the price per share provided by this Warrant.

                         Signature:


                         Address:


     *          *          *

     ASSIGNMENT
     ----------

          For  Value  Received,  ___________________________
hereby sells, assigns and transfers all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock covered by such Warrant, to:

NAME  OF  ASSIGNEE          ADDRESS          NO.  OF  SHARES
------------------          -------          ---------------




Dated:                                        Signature:


                         Witness:




EXHIBIT  3.15

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED BY SUCH REGISTERED HOLDER OR TRANSFEREE TO THE SATISFACTION OF CORECARE SYSTEMS, INC.
     ____________________________________


     Void  after  5:00  P.M.  (Eastern  Time),
     August  2,  2001,  except  as  otherwise  provided  herein.


Series  A  No.                                        Warrant  to  Purchase
--------------
                              333,333  Shares  of  Common  Stock
Date:    August  2,  1996

     WARRANT
     TO  PURCHASE  COMMON  STOCK  OF
     CORECARE  SYSTEMS,  INC.

          THIS CERTIFIES that, Mentor Special Situation Fund, L.P. (herein called "Warrant Holder") or registered assigns, is entitled to purchase from Corecare Systems, Inc. (herein called the "Company"), a corporation organized and existing under the laws of Nevada, at any time after August 2, 1996 and until 5:00 P.M. (Eastern Time) on August 2, 2001, 333,333 fully paid and nonassessable shares of Common Stock of the Company, $.001 par value per share (the "Common Stock"), subject to adjustment as provided herein, at a purchase price of $1.50 per share.

          1.          Definitions.    For  the  purpose  of  the  Warrants:
                      -----------

               (a) "Additional Shares of Capital Stock" shall mean all shares of Capital Stock issued by the Company after the date hereof other than those shares of Common Stock of the Company issuable upon the exercise of options issued to officers, directors and employees of, or consultants or advisors to, the Company under option plans approved by the Board of Directors.

               (b) "Capital Stock" shall mean the Company's common stock, and any other stock of any class, whether now or hereafter authorized, which has the right to participate in the distribution of earnings and assets of the Company without limit as to amount or percentage.

               (c) "Exercise Period" shall mean the period beginning August 3, 1996 and ending August 2, 2001.

               (d) "Warrants of this Series" or "Warrants" shall mean the original Warrants to purchase 333,333 shares of Common Stock of the Company issued pursuant to the terms of the Note and Warrant Purchase Agreement between the Company and the Warrant Holder dated August 2, 1996 (the "Note and Warrant Agreement"), and any and all Warrants which are issued in exchange or substitution for any outstanding Warrant pursuant to the terms of that Warrant.

               (e) "Warrant Price" shall mean the price per share at which shares of Common Stock of the Company are purchasable hereunder, as such prices may be adjusted from time to time hereunder.

               (f) "Warrant Shares" shall mean the stock purchased upon exercise of Warrants.

          2.          Method  of  Exercise of Warrants.  (a) This Warrant may be
                      --------------------------------
exercised in whole or in part (but not as to fractional shares) on one or more occasions during the Exercise Period by the surrender of the Warrant, with the Purchase Agreement attached hereto as Rider A properly completed and duly executed, at the principal office of the Company at Whitemarsh Professional Center, 9425 Stenton Avenue, Erdenheim, PA 19038, or such other location which shall at that time be the principal office of the Company (the "Principal Office"), and upon payment to it of the Warrant Price for the shares to be purchased upon such exercise. The Warrant Price shall be paid, at the Warrant Holder's Option, (i) by delivering a certified check or bank draft or immediately available funds to the order of the Company for the entire Warrant Price, or (ii) by surrendering to the Company shares of Common Stock of the Company owned by the Warrant Holder having an aggregate current market value (determined as provided in paragraph (c) below) equal to the Warrant Price being paid in shares, or (iii) by any combination thereof determined by the Warrant Holder. The persons entitled to the shares so purchased shall be treated for all purposes as the holders of such shares as of the close of business on the date of exercise and certificates for the shares of stock so purchased shall be delivered to the persons so entitled within a reasonable time, not exceeding ten
(10) days, after such exercise. Unless this Warrant has expired, a new Warrant of like tenor and for such number of shares as the holder of this Warrant shall direct, representing in the aggregate the right to purchase a number of shares with respect to which this Warrant shall not have been exercised, shall also be issued to the holder of this Warrant within such time.


               (b) In addition to and without limiting the rights of the Warrant Holder under any other terms set forth herein, the Warrant Holder shall have, upon written request by the Warrant Holder delivered or transmitted to the Company together with this Warrant, the right (the "Conversion Right") to require the Company to convert this Warrant into shares of Common Stock as follows: upon exercise of the Conversion Right, the Company shall deliver to the Warrant Holder (without payment by the Warrant Holder of any Warrant Price) that number of shares of Common Stock that is equal to the quotient obtained by dividing (x) the value of this Warrant at the time the Conversion Right is exercised (determined by subtracting the aggregate Warrant Price in effect immediately prior to the exercise of the Conversion Right from the aggregate current market value (determined as provided in paragraph (c) below) of the shares of Common Stock issuable upon exercise of this Warrant immediately prior to the exercise of the Conversion Right) by (y) the current market value of one share of Common Stock (determined as provided in paragraph (c) below) immediately prior to the exercise of the Conversion Right. The Conversion Right may be exercised by the Warrant Holder by surrender of this Warrant at the principal office of the Company, together with a written statement specifying that the Warrant Holder thereby intends to exercise the Conversion Right. Certificates for shares of Common Stock issuable upon exercise of the Conversion Right shall be delivered to the Warrant Holder promptly following the Company's receipt of this Warrant together with the aforesaid written statement.

               (c) For purposes of this Section, the current market value of a share of Common Stock shall be determined as follows:

               (i) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on The NASD Stock Market, the current market value shall be the average of the closing prices of the Common Stock's sales on all domestic securities exchanges on which such Common Stock may at the time be listed, or if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or if on any day such Common Stock is not so listed, the average of the representative bid and asked prices quoted on the NASDAQ System as of 4:00 p.m., New York time, on such day, or if on any day such Common Stock is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization, in each case averaged over a period of five (5) days consisting of the day as of which the "current market value" is being determined and the four (4) consecutive business days prior to such day; and

               (ii) If the Common Stock is not so listed or admitted to the unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

          3.         Exchange.  This Warrant is exchangeable, upon the surrender
                     --------
thereof by the holder thereof at the Principal Office of the Company, for new Warrants of like tenor registered in such holder's name and representing in the aggregate the right to purchase the number of shares purchasable under the Warrant being exchanged, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said holder at the time of such surrender.

          4.         Transfer.  Subject to compliance with the Securities Act of
                     --------
1933 and the rules and regulations promulgated thereunder and under applicable state securities laws, this Warrant is transferable, in whole or in part, at the Principal Office of the Company by the holder thereof, in person or by duly authorized attorney, upon presentation of the Warrant, properly endorsed, for transfer. Each holder of this Warrant, by holding it, agrees that the Warrant, when endorsed in blank, may be deemed negotiable, and that the holder thereof, when the Warrant shall have been so endorsed, may be treated by the Company and all other persons dealing with the Warrant as the absolute owner thereof for any purpose and as the person entitled to exercise the rights represented by the Warrant, or to the transfer thereof on the books of the Company, any notice to the contrary notwithstanding.

          5.        Certain Covenants of the Company.  The Company covenants and
                    --------------------------------
agrees that all shares which may be issued upon the exercise of Warrants of this Series, will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof; and will, upon issuance, be listed on each national securities exchange, if any, on which the other outstanding shares of the Company are then listed, and without limiting the generality of the foregoing, the Company covenants and agrees that it will from time to time take all such action as may be required to assure that the par value per share of the Common Stock is at all times equal to or less than the then effective purchase price per share of the Common Stock issuable pursuant to the Warrants. The Company further covenants and agrees that during the period within which the rights represented by the Warrants may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue upon exercise of the purchase rights evidenced by the Warrants, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by the Warrants.

          6.      Adjustment of Purchase Price and Number of Shares.  The number
                  -------------------------------------------------
and kind of securities purchasable upon the exercise of the Warrants of this Series and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events as follows:

               (a)        Reclassification, Consolidation or Merger. At any time
                          -----------------------------------------
while Warrants of this Series remain outstanding and unexpired, in case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value per share, or from no par value per share to par value or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of the Warrants) or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification or change, other than a change in par value, or from par value to no par value per share, or from no par value per share to par value, or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of the Warrants), or in the case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company, or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefor, execute new Warrants providing that the holders of the Warrants shall have the right to exercise such new Warrants (upon terms not less favorable to the holders than those then applicable to the Warrants) and to receive upon such exercise, in lieu of each share of Common Stock theretofore issuable upon exercise of the Warrants, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, sale or transfer by the holder of one share of Common Stock issuable upon exercise of the Warrants had the Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or transfer. Such new Warrants shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this subsection 6(a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and transfers.

               (b)      Subdivision or Combination of Shares.  If the Company at
                        ------------------------------------
any time while Warrants of this Series remain outstanding and unexpired, shall subdivide or combine its Capital Stock, the Warrant Price shall be proportionately reduced, in case of subdivision of such shares, as of the effective date of such subdivision, or, if the Company shall take a record of holders of its Capital Stock for the purpose of so subdividing, as of such record date, whichever is earlier, or shall be proportionately increased, in the case of combination of such shares, as of the effective date of such combination, or, if the Company shall take a record of holders of its Capital Stock for the purpose of so combining, as of such record date, whichever is earlier.

               (c)          Stock  Dividends.   If the Company at any time while
                            ----------------
Warrants of this Series are outstanding and unexpired shall pay a dividend in shares of, or make other distribution (without consideration) of shares of, its Capital Stock, then the Warrant Price shall be adjusted, as of the date the Company shall take a record of the holders of its Capital Stock for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Warrant Price in effect immediately prior to such payment or other distribution by a fraction (a) the numerator of which shall be the total number of shares of Capital Stock outstanding immediately prior to such dividend or distribution, and (b) the denominator of which shall be the total number of shares of Capital Stock outstanding immediately after such dividend or distribution. The provisions of this subsection 6(c) shall not apply under any of the circumstances for which an adjustment is provided in subsections 6(a) or 6(b).

               (d)       Issuance of Additional Shares of Capital Stock.  If the
                         ----------------------------------------------
Company at any time while the Warrants remain outstanding and unexpired shall issue any Additional Shares of Capital Stock (otherwise than as provided in the foregoing subsections (a) through (c) above) at a price per share less, or for other consideration lower, than the Warrant Price in effect immediately prior to such issuance, or without consideration, then upon such issuance the Warrant Price shall be reduced to that price determined by multiplying the Warrant Price in effect immediately prior to such event by a fraction:

                    (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of shares of Common Stock which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at the then effective Warrant Price, and

                    (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of such Additional Shares of Common Stock so issued.

               The provisions of this subsection 6(d) shall not apply under any of the circumstances for which an adjustment is provided in subsections 6(a), 6(b), or 6(c). No adjustment of a Warrant Price shall be made under this subsection 6(d) upon the issuance of any Additional Shares of Capital Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if (A) any such adjustments shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) pursuant to subsections 6(e) or 6(f) hereof, or (B) such warrants, options, other subscription or purchase rights or convertible securities are outstanding as of August 2, 1996 (original date of issuance of this warrant) and described in the Disclosure Letter delivered by the Company to MSSF (as defined in Section 13) on the date hereof pursuant to the Note and Warrant Agreement.

               (e)        Issuance of Warrants, Options or Other Rights.  If the
                          ---------------------------------------------
Company at any time while the Warrants remain outstanding and unexpired shall issue any warrants, options or other rights to subscribe for or purchase any Additional Shares of Capital Stock and the price per share for which Additional Shares of Capital Stock may at any time thereafter be issuable pursuant to such warrants, options or other rights shall be less than the Warrant Price in effect hereunder immediately prior to such issuance, then upon such issuance the Warrant Price shall be adjusted as provided in subsection 6(d) hereof on the basis that:

                    (i) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants, options or other rights shall be deemed to have been issued as of the date of actual issuance of such warrants, options or other rights, and

                    (ii) the aggregate consideration for such maximum number of Additional Shares of Capital Stock issuable pursuant to such warrants, options or other rights, shall be deemed to be the consideration received by the Company for the issuance of such warrants, options, or other rights plus the minimum consideration to be received by the Company for the issuance of Additional Shares of Capital Stock pursuant to such warrants, options, or other rights.

               (f)        Issuance of Convertible Securities.  If the Company at
                          ----------------------------------
any time while the Warrants remain outstanding and unexpired shall issue any securities convertible into Common Stock and the consideration per share for which Additional Shares of Capital Stock may at any time thereafter be issuable pursuant to the terms of such convertible securities shall be less than the Warrant Price in effect immediately prior to such issuance, then upon such issuance the Warrant Price shall be adjusted as provided in subsection 6(d) hereof on the basis that (i) the maximum number of Additional Shares of Capital Stock necessary to effect the conversion or exchange of all such convertible securities shall be deemed to have been issued as of the date of issuance of such convertible securities, and (ii) the aggregate consideration for such maximum number of Additional Shares of Capital Stock shall be deemed to be the consideration received by the Company for the issuance of such convertible securities plus the minimum consideration received by the Company for the issuance of such Additional Shares of Capital Stock pursuant to the terms of such convertible securities. No adjustment of the Warrant Price shall be made under this subsection upon the issuance of any convertible securities which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants, options or other rights pursuant to subsection 6(e) hereof.

               (g)      Adjustment of Number of Shares.  Upon each adjustment in
                        ------------------------------
a Warrant Price pursuant to subsections 6(a) through 6(h), the number of shares of Common Stock purchasable hereunder at that Warrant Price shall be adjusted, to the nearest one hundredth of a whole share, to the product obtained by multiplying such number of shares purchasable immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately prior to such adjustment and the denominator of which shall be the Warrant Price immediately thereafter.

               (h)       Liquidating Dividends, Etc.  If the Company at any time
                         ---------------------------
while Warrants of this Series are outstanding and unexpired makes a distribution of its assets to the holders of its Capital Stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets (other than under the circumstances provided for in the foregoing subsections (a) through (f)), the holder of this Warrant shall be entitled to receive upon the exercise hereof, in addition to the shares of Common Stock receivable upon such exercise, and without payment of any consideration other than the Warrant Price, an amount in cash equal to the value of such distribution per share of Common Stock multiplied by the number of shares of Common Stock which, on the record date for such distribution, are issuable upon exercise of this Warrant (with no further adjustment being made following any event which causes a subsequent adjustment in the number of shares of Common Stock issuable upon the exercise hereof), and an appropriate provision therefor should be made a part of any such distribution. The value of a distribution which is paid in other than cash shall be determined in good faith by the Board of Directors.

               (i)         Other Provisions Applicable to Adjustments Under this
                           -----------------------------------------------------
Section.    The  following  provisions  will  be  applicable  to  the  making of
   ----
adjustments  in  a  Warrant  Price  hereinabove  provided  in  this  Section  6:
   ----

                    (i)        Computation of Consideration.  To the extent that
                               ----------------------------
any Additional Shares of Capital Stock or any convertible securities or any warrants, options or other rights to subscribe for or purchase any Additional Shares of Capital Stock or any convertible securities shall be issued for a cash consideration, the consideration received by the Company therefor shall be deemed to be the amount of the cash received by the Company therefor, or, if such Additional Shares of Capital Stock or convertible securities are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Capital Stock or convertible securities are sold to underwriters or dealers for public offering without a subscription offering, or through underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or incurred by the Company for and in the underwriting of, or otherwise in connection with the issue thereof. To the extent that such issuance shall be for a consideration other than cash, then, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Company's Board of Directors. The consideration for any Additional Shares of Capital Stock issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants, options or other rights, plus the additional consideration payable to the
Company  upon  the  exercise  of  such  warrants,  options or other rights.  The consideration for any Additional Shares of Capital Stock issuable pursuant to the terms of any convertible securities shall be the consideration paid or payable to the Company in respect of the subscription for or purchase of such convertible securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such convertible securities. In case of the issuance at any time of any Additional Shares of Capital Stock or convertible securities in payment or satisfaction of any dividend upon any class of stock preferred as to dividends in a fixed amount, the Company shall be deemed to have received for such Additional Shares of Capital Stock or convertible securities a consideration equal to the amount of such dividend so paid or satisfied.

                    (ii)     Readjustment of Warrant Price.  Upon the expiration
                             -----------------------------
of the right to convert or exchange any convertible securities, or upon the expiration of any rights, options or warrants, the issuance of which convertible securities, rights, options or warrants effected an adjustment in a Warrant Price, if any such convertible securities shall not have been converted or exchanged, or if any such rights, options or warrants shall not have been exercised, the number of shares of Capital Stock deemed to be issued and outstanding by reason of the fact that they were issuable upon conversion or exchange of any such convertible securities or upon exercise of any such rights, options, or warrants shall no longer be computed as set forth above, and such Warrant Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Warrant Price made pursuant to the provisions of this Section 6 after the issuance of such convertible securities, rights, options or warrants) had the adjustment of the Warrant Price made upon the issuance or sale of such convertible securities or issuance of rights, options or warrants been made on the basis of the issuance only of the number of Additional Shares of Capital Stock actually issued upon conversion or exchange of such convertible securities, or upon the exercise of such rights, options or warrants, and thereupon only the number of Additional Shares of Capital Stock actually so issued, if any, shall be deemed to have been issued and only the consideration actually received by the Company (computed as set forth in subsection (i) hereof) shall be deemed to have been received by the Company. If the purchase price provided for in any rights, options or warrants, or the additional consideration (if any) payable upon the conversion or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exchangeable for shares of Common Stock changes at any time (other than under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of the change shall be adjusted to the Warrant Price that would have been in effect at such time had such rights, options, warrants or convertible securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

                    (iii)    Treasury  Shares.   The number of shares of Capital
                             ----------------
Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Company or any Subsidiary.

                    (iv)    Other Action Affecting Capital Stock.  In case after
                            ------------------------------------
the date hereof the Company shall take any action affecting the outstanding number of shares of Capital Stock, other than an action described in any of the foregoing subsections (a) to (i) hereof, inclusive, which in the opinion of the Company's Board of Directors would have a materially adverse effect upon the rights of the holders of the Warrants, the Warrant Price shall be adjusted in such manner and at such time as the Board of Directors on the advice of the Company's independent public accountants may in good faith determine to be equitable in the circumstances.

          7.        Notice of Adjustments.  Whenever any of the Warrant Price or
                    ---------------------
the number of shares of Common Stock purchasable under the terms of the Warrants at that Warrant Price shall be adjusted pursuant to Section 6 hereof, the Company shall promptly make a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Company's Board of Directors made any determination hereunder), and the Warrant Price and number of shares of Common Stock purchasable at that Warrant Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the registered holders of the Warrants.

          In the event the Company shall, at a time when the Warrants are exercisable, take any action which pursuant to paragraphs (a) through (g) of
Section 6 may result in an adjustment of any of the Warrant Price or the number of shares of Common Stock purchasable at that Warrant Price upon exercise of the Warrants, the Company will give to the registered holders of the Warrants at their last addresses known to the Company written notice of such action ten (10) days in advance of its effective date in order to afford to such holders of the Warrants an opportunity to exercise the Warrants and to purchase shares of Common Stock of the Company prior to such action becoming effective.

          8.       Payment of Taxes.  All shares of Common Stock issued upon the
                   ----------------
exercise of a Warrant shall be validly issued, fully paid and nonassessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company's satisfaction that no tax or other charge is due.

          9.          Fractional  Shares.  No fractional shares of the Company's
                      ------------------
Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares, the Company shall make a cash refund therefor equal in amount to the product of the applicable fraction multiplied by the Warrant Price paid by the holder for its Warrant Shares upon such exercise.

          10.       Loss, Theft, Destruction or Mutilation.  Upon receipt by the
                    --------------------------------------
Company of evidence reasonably satisfactory to it that any Warrant of this Series has been mutilated, destroyed, lost or stolen, and in the case of any destroyed, lost or stolen Warrant, a bond of indemnity reasonably satisfactory to the Company, or in the case of a mutilated Warrant, upon surrender and cancellation thereof, the Company will execute and deliver in the Warrant Holder's name, in exchange and substitution for the Warrant so mutilated, destroyed, lost or stolen, a new Warrant of like tenor substantially in the form thereof with appropriate insertions and variations.

          11.          Computations.  The certificate of any firm of independent
                       ------------
public accountants of recognized standing selected by the Company shall be conclusive evidence of the correctness of any computation under Warrants of this Series.

          12.     Headings.  The descriptive headings of the several sections of
                  --------
these Warrants are inserted for convenience only and do not constitute a part of these Warrants.

          13.       1933 Act Registration.  Neither this Warrant nor the Warrant
                    ---------------------
Shares have been or will (except as provided below) be registered under the Securities Act of 1933 (the "Act"), and are "restricted securities" as defined in Rule 501 promulgated under the Act. The Warrant Holder, by accepting that Warrant, agrees (a) to make no sale or other transfer of this Warrant or Warrant Shares issuable upon exercise of rights arising hereunder except in conformity with the Act, and (b) that certificates representing Warrant Shares will need a legend in form satisfactory to the Company's counsel which reflects the foregoing restriction. The Warrant Holder will have the same rights to require registration of the Warrant Shares under the Act as are afforded to Mentor Special Situation Fund, L.P. ("MSSF") in any agreement between the Company and MSSF, including, without limitation, the Note and Warrant Agreement, except as otherwise expressly set forth in any such agreement.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer on the date of this Warrant.

                              CORECARE  SYSTEMS,  INC.



                              By:/s/  Rose  S.  DiOttavio
                                 ------------------------
                                  Rose  S.  DiOttavio,  President

     Rider  A
     --------
     PURCHASE  AGREEMENT
     -------------------

                                   Date:  ____________________

TO:
          The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby agrees to purchase shares of Common Stock covered by such Warrant, and makes payment herewith in full therefor at the price per share provided by this Warrant.

                         Signature:


                         Address:

     *          *          *

     ASSIGNMENT
     ----------

          For  Value  Received,  ___________________________
hereby sells, assigns and transfers all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock covered by such Warrant, to:

NAME  OF  ASSIGNEE          ADDRESS          NO.  OF  SHARES
------------------          -------          ---------------




Dated:                                        Signature:


                         Witness:


BE:26583_4.WP5
     -27-

EXHIBIT  3.16



THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED BY SUCH REGISTERED HOLDER OR TRANSFEREE TO THE SATISFACTION OF CORECARE SYSTEMS, INC.
     ____________________________________


     Void  after  5:00  P.M.  (Eastern  Time),
     August  2,  2001,  except  as  otherwise  provided  herein.


Series  A  No.                                        Warrant  to  Purchase
--------------
                              125,000  Shares  of  Common  Stock
Date:    August  2,  1996


     WARRANT
     TO  PURCHASE  COMMON  STOCK  OF
     CORECARE  SYSTEMS,  INC.

          THIS CERTIFIES that, Mentor Management Company, (herein called "Warrant Holder") or registered assigns, is entitled to purchase from Corecare Systems, Inc. (herein called the "Company"), a corporation organized and existing under the laws of Nevada, at any time after August 2, 1996 and until 5:00 P.M. (Eastern Time) on August 2, 2001, 125,000 fully paid and nonassessable shares of Common Stock of the Company, $.001 par value per share (the "Common Stock"), subject to adjustment as provided herein, at a purchase price of $1.50 per share.

          1.          Definitions.    For  the  purpose  of  the  Warrants:
                      -----------

               (a) "Additional Shares of Capital Stock" shall mean all shares of Capital Stock issued by the Company after the date hereof other than those shares of Common Stock of the Company issuable upon the exercise of options issued to officers, directors and employees of, or consultants or advisors to, the Company under option plans approved by the Board of Directors.

               (b) "Capital Stock" shall mean the Company's common stock, and any other stock of any class, whether now or hereafter authorized, which has the right to participate in the distribution of earnings and assets of the Company without limit as to amount or percentage.

               (c) "Exercise Period" shall mean the period beginning August 3, 1996 and ending August 2, 2001.

               (d) "Warrants of this Series" or "Warrants" shall mean the original Warrants to purchase 125,000 shares of Common Stock of the Company issued pursuant to the terms of the Financial Advisory Agreement between the Company and the Warrant Holder dated as of April 1, 1996 (the "Financial Advisory Agreement"), and any and all Warrants which are issued in exchange or substitution for any outstanding Warrant pursuant to the terms of that Warrant.

               (e) "Warrant Price" shall mean the price per share at which shares of Common Stock of the Company are purchasable hereunder, as such prices may be adjusted from time to time hereunder.

               (f) "Warrant Shares" shall mean the stock purchased upon exercise of Warrants.

          2.          Method  of  Exercise of Warrants.  (a) This Warrant may be
                      --------------------------------
exercised in whole or in part (but not as to fractional shares) on one or more occasions during the Exercise Period by the surrender of the Warrant, with the Purchase Agreement attached hereto as Rider A properly completed and duly executed, at the principal office of the Company at Whitemarsh Professional Center, 9425 Stenton Avenue, Erdenheim, PA 19038, or such other location which shall at that time be the principal office of the Company (the "Principal Office"), and upon payment to it of the Warrant Price for the shares to be purchased upon such exercise. The Warrant Price shall be paid, at the Warrant Holder's Option, (i) by delivering a certified check or bank draft or immediately available funds to the order of the Company for the entire Warrant Price, or (ii) by surrendering to the Company shares of Common Stock of the Company owned by the Warrant Holder having an aggregate current market value (determined as provided in paragraph (c) below) equal to the Warrant Price being paid in shares, or (iii) by any combination thereof determined by the Warrant Holder. The persons entitled to the shares so purchased shall be treated for all purposes as the holders of such shares as of the close of business on the date of exercise and certificates for the shares of stock so purchased shall be delivered to the persons so entitled within a reasonable time, not exceeding ten
(10) days, after such exercise. Unless this Warrant has expired, a new Warrant of like tenor and for such number of shares as the holder of this Warrant shall direct, representing in the aggregate the right to purchase a number of shares with respect to which this Warrant shall not have been exercised, shall also be issued to the holder of this Warrant within such time.


               (b) In addition to and without limiting the rights of the Warrant Holder under any other terms set forth herein, the Warrant Holder shall have, upon written request by the Warrant Holder delivered or transmitted to the Company together with this Warrant, the right (the "Conversion Right") to require the Company to convert this Warrant into shares of Common Stock as follows: upon exercise of the Conversion Right, the Company shall deliver to the Warrant Holder (without payment by the Warrant Holder of any Warrant Price) that number of shares of Common Stock that is equal to the quotient obtained by dividing (x) the value of this Warrant at the time the Conversion Right is exercised (determined by subtracting the aggregate Warrant Price in effect immediately prior to the exercise of the Conversion Right from the aggregate current market value (determined as provided in paragraph (c) below) of the shares of Common Stock issuable upon exercise of this Warrant immediately prior to the exercise of the Conversion Right) by (y) the current market value of one share of Common Stock (determined as provided in paragraph (c) below) immediately prior to the exercise of the Conversion Right. The Conversion Right may be exercised by the Warrant Holder by surrender of this Warrant at the principal office of the Company, together with a written statement specifying that the Warrant Holder thereby intends to exercise the Conversion Right. Certificates for shares of Common Stock issuable upon exercise of the Conversion Right shall be delivered to the Warrant Holder promptly following the Company's receipt of this Warrant together with the aforesaid written statement.

               (c) For purposes of this Section, the current market value of a share of Common Stock shall be determined as follows:

               (i) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on The NASD Stock Market, the current market value shall be the average of the closing prices of the Common Stock's sales on all domestic securities exchanges on which such Common Stock may at the time be listed, or if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or if on any day such Common Stock is not so listed, the average of the representative bid and asked prices quoted on the NASDAQ System as of 4:00 p.m., New York time, on such day, or if on any day such Common Stock is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization, in each case averaged over a period of five (5) days consisting of the day as of which the "current market value" is being determined and the four (4) consecutive business days prior to such day; and

               (ii) If the Common Stock is not so listed or admitted to the unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

          3.         Exchange.  This Warrant is exchangeable, upon the surrender
                     --------
thereof by the holder thereof at the Principal Office of the Company, for new Warrants of like tenor registered in such holder's name and representing in the aggregate the right to purchase the number of shares purchasable under the Warrant being exchanged, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said holder at the time of such surrender.

          4.         Transfer.  Subject to compliance with the Securities Act of
                     --------
1933 and the rules and regulations promulgated thereunder and under applicable state securities laws, this Warrant is transferable, in whole or in part, at the Principal Office of the Company by the holder thereof, in person or by duly authorized attorney, upon presentation of the Warrant, properly endorsed, for transfer. Each holder of this Warrant, by holding it, agrees that the Warrant, when endorsed in blank, may be deemed negotiable, and that the holder thereof, when the Warrant shall have been so endorsed, may be treated by the Company and all other persons dealing with the Warrant as the absolute owner thereof for any purpose and as the person entitled to exercise the rights represented by the Warrant, or to the transfer thereof on the books of the Company, any notice to the contrary notwithstanding.

          5.        Certain Covenants of the Company.  The Company covenants and
                    --------------------------------
agrees that all shares which may be issued upon the exercise of Warrants of this Series, will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof; and will, upon issuance, be listed on each national securities exchange, if any, on which the other outstanding shares of the Company are then listed, and without limiting the generality of the foregoing, the Company covenants and agrees that it will from time to time take all such action as may be required to assure that the par value per share of the Common Stock is at all times equal to or less than the then effective purchase price per share of the Common Stock issuable pursuant to the Warrants. The Company further covenants and agrees that during the period within which the rights represented by the Warrants may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue upon exercise of the purchase rights evidenced by the Warrants, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by the Warrants.

          6.      Adjustment of Purchase Price and Number of Shares.  The number
                  -------------------------------------------------
and kind of securities purchasable upon the exercise of the Warrants of this Series and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events as follows:

               (a)        Reclassification, Consolidation or Merger. At any time
                          -----------------------------------------
while Warrants of this Series remain outstanding and unexpired, in case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value per share, or from no par value per share to par value or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of the Warrants) or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification or change, other than a change in par value, or from par value to no par value per share, or from no par value per share to par value, or as a result of a subdivision or combination of outstanding securities issuable upon the exercise of the Warrants), or in the case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company, or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefor, execute new Warrants providing that the holders of the Warrants shall have the right to exercise such new Warrants (upon terms not less favorable to the holders than those then applicable to the Warrants) and to receive upon such exercise, in lieu of each share of Common Stock theretofore issuable upon exercise of the Warrants, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, sale or transfer by the holder of one share of Common Stock issuable upon exercise of the Warrants had the Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or transfer. Such new Warrants shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this subsection 6(a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and transfers.

               (b)      Subdivision or Combination of Shares.  If the Company at
                        ------------------------------------
any time while Warrants of this Series remain outstanding and unexpired, shall subdivide or combine its Capital Stock, the Warrant Price shall be proportionately reduced, in case of subdivision of such shares, as of the effective date of such subdivision, or, if the Company shall take a record of holders of its Capital Stock for the purpose of so subdividing, as of such record date, whichever is earlier, or shall be proportionately increased, in the case of combination of such shares, as of the effective date of such combination, or, if the Company shall take a record of holders of its Capital Stock for the purpose of so combining, as of such record date, whichever is earlier.

               (c)          Stock  Dividends.   If the Company at any time while
                            ----------------
Warrants of this Series are outstanding and unexpired shall pay a dividend in shares of, or make other distribution (without consideration) of shares of, its Capital Stock, then the Warrant Price shall be adjusted, as of the date the Company shall take a record of the holders of its Capital Stock for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Warrant Price in effect immediately prior to such payment or other distribution by a fraction (a) the numerator of which shall be the total number of shares of Capital Stock outstanding immediately prior to such dividend or distribution, and (b) the denominator of which shall be the total number of shares of Capital Stock outstanding immediately after such dividend or distribution. The provisions of this subsection 6(c) shall not apply under any of the circumstances for which an adjustment is provided in subsections 6(a) or 6(b).

               (d)       Issuance of Additional Shares of Capital Stock.  If the
                         ----------------------------------------------
Company at any time while the Warrants remain outstanding and unexpired shall issue any Additional Shares of Capital Stock (otherwise than as provided in the foregoing subsections (a) through (c) above) at a price per share less, or for other consideration lower, than the Warrant Price in effect immediately prior to such issuance, or without consideration, then upon such issuance the Warrant Price shall be reduced to that price determined by multiplying the Warrant Price in effect immediately prior to such event by a fraction:

                    (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of shares of Common Stock which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at the then effective Warrant Price, and

                    (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of such Additional Shares of Common Stock so issued.

               The provisions of this subsection 6(d) shall not apply under any of the circumstances for which an adjustment is provided in subsections 6(a), 6(b), or 6(c). No adjustment of a Warrant Price shall be made under this subsection 6(d) upon the issuance of any Additional Shares of Capital Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if (A) any such adjustments shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) pursuant to subsections 6(e) or 6(f) hereof, or (B) such warrants, options, other subscription or purchase rights or convertible securities are outstanding as of August 2, 1996 (original date of issuance of this warrant) and described in the Disclosure Letter delivered by the Company to Mentor Special Situation Fund,
L.P.  ("MSSF")  on  the  date  hereof  pursuant to the Note and Warrant Purchase
Agreement between the Company and MSSF dated as of the date hereof (the "Note and Warrant Agreement").

               (e)        Issuance of Warrants, Options or Other Rights.  If the
                          ---------------------------------------------
Company at any time while the Warrants remain outstanding and unexpired shall issue any warrants, options or other rights to subscribe for or purchase any Additional Shares of Capital Stock and the price per share for which Additional Shares of Capital Stock may at any time thereafter be issuable pursuant to such warrants, options or other rights shall be less than the Warrant Price in effect hereunder immediately prior to such issuance, then upon such issuance the Warrant Price shall be adjusted as provided in subsection 6(d) hereof on the basis that:
                    (i) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants, options or other rights shall be deemed to have been issued as of the date of actual issuance of such warrants, options or other rights, and

                    (ii) the aggregate consideration for such maximum number of Additional Shares of Capital Stock issuable pursuant to such warrants, options or other rights, shall be deemed to be the consideration received by the Company for the issuance of such warrants, options, or other rights plus the minimum consideration to be received by the Company for the issuance of Additional Shares of Capital Stock pursuant to such warrants, options, or other rights.

               (f)        Issuance of Convertible Securities.  If the Company at
                          ----------------------------------
any time while the Warrants remain outstanding and unexpired shall issue any securities convertible into Common Stock and the consideration per share for which Additional Shares of Capital Stock may at any time thereafter be issuable pursuant to the terms of such convertible securities shall be less than the Warrant Price in effect immediately prior to such issuance, then upon such issuance the Warrant Price shall be adjusted as provided in subsection 6(d) hereof on the basis that (i) the maximum number of Additional Shares of Capital Stock necessary to effect the conversion or exchange of all such convertible securities shall be deemed to have been issued as of the date of issuance of such convertible securities, and (ii) the aggregate consideration for such maximum number of Additional Shares of Capital Stock shall be deemed to be the consideration received by the Company for the issuance of such convertible securities plus the minimum consideration received by the Company for the issuance of such Additional Shares of Capital Stock pursuant to the terms of such convertible securities. No adjustment of the Warrant Price shall be made under this subsection upon the issuance of any convertible securities which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants, options or other rights pursuant to subsection 6(e) hereof.

               (g)      Adjustment of Number of Shares.  Upon each adjustment in
                        ------------------------------
a Warrant Price pursuant to subsections 6(a) through 6(h), the number of shares of Common Stock purchasable hereunder at that Warrant Price shall be adjusted, to the nearest one hundredth of a whole share, to the product obtained by multiplying such number of shares purchasable immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately prior to such adjustment and the denominator of which shall be the Warrant Price immediately thereafter.

               (h)       Liquidating Dividends, Etc.  If the Company at any time
                         ---------------------------
while Warrants of this Series are outstanding and unexpired makes a distribution of its assets to the holders of its Capital Stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets (other than under the circumstances provided for in the foregoing subsections (a) through (f)), the holder of this Warrant shall be entitled to receive upon the exercise hereof, in addition to the shares of Common Stock receivable upon such exercise, and without payment of any consideration other than the Warrant Price, an amount in cash equal to the value of such distribution per share of Common Stock multiplied by the number of shares of Common Stock which, on the record date for such distribution, are issuable upon exercise of this Warrant (with no further adjustment being made following any event which causes a subsequent adjustment in the number of shares of Common Stock issuable upon the exercise hereof), and an appropriate provision therefor should be made a part of any such distribution. The value of a distribution which is paid in other than cash shall be determined in good faith by the Board of Directors.

               (i)         Other Provisions Applicable to Adjustments Under this
                           -----------------------------------------------------
Section.    The  following  provisions  will  be  applicable  to  the  making of
   ----
adjustments  in  a  Warrant  Price  hereinabove  provided  in  this  Section  6:
   ----

                    (i)        Computation of Consideration.  To the extent that
                               ----------------------------
any Additional Shares of Capital Stock or any convertible securities or any warrants, options or other rights to subscribe for or purchase any Additional Shares of Capital Stock or any convertible securities shall be issued for a cash consideration, the consideration received by the Company therefor shall be deemed to be the amount of the cash received by the Company therefor, or, if such Additional Shares of Capital Stock or convertible securities are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Capital Stock or convertible securities are sold to underwriters or dealers for public offering without a subscription offering, or through underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or incurred by the Company for and in the underwriting of, or otherwise in connection with the issue thereof. To the extent that such issuance shall be for a consideration other than cash, then, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Company's Board of Directors. The consideration for any Additional Shares of Capital Stock issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants, options or other rights, plus the additional consideration payable to the
Company  upon  the  exercise  of  such  warrants,  options or other rights.  The consideration for any Additional Shares of Capital Stock issuable pursuant to the terms of any convertible securities shall be the consideration paid or payable to the Company in respect of the subscription for or purchase of such convertible securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such convertible securities. In case of the issuance at any time of any Additional Shares of Capital Stock or convertible securities in payment or satisfaction of any dividend upon any class of stock preferred as to dividends in a fixed amount, the Company shall be deemed to have received for such Additional Shares of Capital Stock or convertible securities a consideration equal to the amount of such dividend so paid or satisfied.

                    (ii)     Readjustment of Warrant Price.  Upon the expiration
                             -----------------------------
of the right to convert or exchange any convertible securities, or upon the expiration of any rights, options or warrants, the issuance of which convertible securities, rights, options or warrants effected an adjustment in a Warrant Price, if any such convertible securities shall not have been converted or exchanged, or if any such rights, options or warrants shall not have been exercised, the number of shares of Capital Stock deemed to be issued and outstanding by reason of the fact that they were issuable upon conversion or exchange of any such convertible securities or upon exercise of any such rights, options, or warrants shall no longer be computed as set forth above, and such Warrant Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Warrant Price made pursuant to the provisions of this Section 6 after the issuance of such convertible securities, rights, options or warrants) had the adjustment of the Warrant Price made upon the issuance or sale of such convertible securities or issuance of rights, options or warrants been made on the basis of the issuance only of the number of Additional Shares of Capital Stock actually issued upon conversion or exchange of such convertible securities, or upon the exercise of such rights, options or warrants, and thereupon only the number of Additional Shares of Capital Stock actually so issued, if any, shall be deemed to have been issued and only the consideration actually received by the Company (computed as set forth in subsection (i) hereof) shall be deemed to have been received by the Company. If the purchase price provided for in any rights, options or warrants, or the additional consideration (if any) payable upon the conversion or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exchangeable for shares of Common Stock changes at any time (other than under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of the change shall be adjusted to the Warrant Price that would have been in effect at such time had such rights, options, warrants or convertible securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

                    (iii)    Treasury  Shares.   The number of shares of Capital
                             ----------------
Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Company or any Subsidiary.

                    (iv)    Other Action Affecting Capital Stock.  In case after
                            ------------------------------------
the date hereof the Company shall take any action affecting the outstanding number of shares of Capital Stock, other than an action described in any of the foregoing subsections (a) to (i) hereof, inclusive, which in the opinion of the Company's Board of Directors would have a materially adverse effect upon the rights of the holders of the Warrants, the Warrant Price shall be adjusted in such manner and at such time as the Board of Directors on the advice of the Company's independent public accountants may in good faith determine to be equitable in the circumstances.

          7.        Notice of Adjustments.  Whenever any of the Warrant Price or
                    ---------------------
the number of shares of Common Stock purchasable under the terms of the Warrants at that Warrant Price shall be adjusted pursuant to Section 6 hereof, the Company shall promptly make a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Company's Board of Directors made any determination hereunder), and the Warrant Price and number of shares of Common Stock purchasable at that Warrant Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the registered holders of the Warrants.

          In the event the Company shall, at a time when the Warrants are exercisable, take any action which pursuant to paragraphs (a) through (g) of
Section 6 may result in an adjustment of any of the Warrant Price or the number of shares of Common Stock purchasable at that Warrant Price upon exercise of the Warrants, the Company will give to the registered holders of the Warrants at their last addresses known to the Company written notice of such action ten (10) days in advance of its effective date in order to afford to such holders of the Warrants an opportunity to exercise the Warrants and to purchase shares of Common Stock of the Company prior to such action becoming effective.

          8.       Payment of Taxes.  All shares of Common Stock issued upon the
                   ----------------
exercise of a Warrant shall be validly issued, fully paid and nonassessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company's satisfaction that no tax or other charge is due.

          9.          Fractional  Shares.  No fractional shares of the Company's
                      ------------------
Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares, the Company shall make a cash refund therefor equal in amount to the product of the applicable fraction multiplied by the Warrant Price paid by the holder for its Warrant Shares upon such exercise.

          10.       Loss, Theft, Destruction or Mutilation.  Upon receipt by the
                    --------------------------------------
Company of evidence reasonably satisfactory to it that any Warrant of this Series has been mutilated, destroyed, lost or stolen, and in the case of any destroyed, lost or stolen Warrant, a bond of indemnity reasonably satisfactory to the Company, or in the case of a mutilated Warrant, upon surrender and cancellation thereof, the Company will execute and deliver in the Warrant Holder's name, in exchange and substitution for the Warrant so mutilated, destroyed, lost or stolen, a new Warrant of like tenor substantially in the form thereof with appropriate insertions and variations.

          11.          Computations.  The certificate of any firm of independent
                       ------------
public accountants of recognized standing selected by the Company shall be conclusive evidence of the correctness of any computation under Warrants of this Series.

          12.     Headings.  The descriptive headings of the several sections of
                  --------
these Warrants are inserted for convenience only and do not constitute a part of these Warrants.

          13.       1933 Act Registration.  Neither this Warrant nor the Warrant
                    ---------------------
Shares have been or will (except as provided below) be registered under the Securities Act of 1933 (the "Act"), and are "restricted securities" as defined in Rule 501 promulgated under the Act. The Warrant Holder, by accepting that Warrant, agrees (a) to make no sale or other transfer of this Warrant or Warrant Shares issuable upon exercise of rights arising hereunder except in conformity with the Act, and (b) that certificates representing Warrant Shares will need a legend in form satisfactory to the Company's counsel which reflects the foregoing restriction. The Warrant Holder will have the same rights to require registration of the Warrant Shares under the Act as are afforded to MSSF in any agreement between the Company and MSSF, including, without limitation, the Note and Warrant Agreement, except as otherwise expressly set forth in any such agreement.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer on the date of this Warrant.

                              CORECARE  SYSTEMS,  INC.



                              By:  /s/  Rose  S.  DiOttavio
                                 --------------------------
                                  Rose  S.  DiOttavio



BE:1001_2.WP5

     -4-


BE:1001_2.WP5

     Rider  A
     --------
     PURCHASE  AGREEMENT
     -------------------

                                   Date:  ____________________

TO:

          The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby agrees to purchase shares of Common Stock covered by such Warrant, and makes payment herewith in full therefor at the price per share provided by this Warrant.

                         Signature:


                         Address:

     *          *          *

     ASSIGNMENT
     ----------

          For  Value  Received,  ___________________________
hereby sells, assigns and transfers all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock covered by such Warrant, to:

NAME  OF  ASSIGNEE          ADDRESS          NO.  OF  SHARES
------------------          -------          ---------------




Dated:                                        Signature:


                         Witness:

EXHIBIT  3.17


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED BY SUCH REGISTERED HOLDER OR TRANSFEREE TO THE SATISFACTION OF CORECARE SYSTEMS, INC.

                                 15% BRIDGE NOTE

$200,000                                                               April 12,
1996
                                                            Erdenheim,
Pennsylvania

     FOR VALUE RECEIVED, CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), hereby promises to pay to MENTOR SPECIAL SITUATION FUND, L.P., a Pennsylvania limited partnership, or its registered assigns ("Payee"), on the Maturity Date (determined as provided in Section 1), the principal sum of Two Hundred Thousand and 00/100 Dollars ($200,000), together with interest (calculated on the basis of the actual number of days elapsed in a year consisting of 365 days) on the unpaid balance of said principal sum from the date hereof until the Note is paid in full (or exchanged as provided in Section
1) at the rate of fifteen percent (15%) per annum, payable monthly in arrears on the first business day of each month, commencing May 1, 1996, and interest on any overdue principal or interest (to the extent lawful), at the rate of two percent (2%) per month, compounded monthly until paid in full. Presentation, demand, protest and notice of dishonor are hereby waived by the Company. The Company shall use the proceeds of this Note for working capital purposes.

     1.    Maturity Date.  The "Maturity Date" of this Note shall be the earlier
           -------------
of (a) the effective date of the refinancing of the Company's Lakewood Retreat facility and Westmeade at Warwick facility as outlined in the Financial Advisory Agreement between Mentor Management Company and the Company, dated April 1, 1996, (b) the effective date of the issuance and sale by the Company of $500,000 aggregate principal amount of Subordinated Notes and Warrants (the "Note and Warrant Closing"), or (c) sixty (60) days after the date of issuance of this Note. If neither of the events described in clauses (a) or (b) above occurs on or before the 60th day after the date of issuance of this Note, then on such 60th day the Company shall, at its option, either (i) pay to Payee the entire outstanding principal amount hereof plus all accrued and unpaid interest hereon or (ii) issue to Payee, in exchange for the cancellation and return of this Note, (A) a new note, in the form of Exhibit A hereto, in a principal amount equal to the unpaid principal balance hereof plus all accrued and unpaid interest hereon, which note shall mature on the 180th day after the date of issuance of this Note (the "New Note") and (B) a warrant, in the form of Exhibit B hereto, to purchase one (1) share of Common Stock, par value $.001 per share, of the Company for each dollar of principal under the New Note, exercisable for a period of five (5) years after the date of issuance (the "Warrant"). The issuance of the New Note and Warrant in exchange for this Note shall be made without charge to the holder for any tax in respect of the issue thereof.

     2.  Payments of Principal and Interest.  Payments of principal and interest
         ----------------------------------
shall be made in lawful money of the United States of America by [wire transfer of immediately available funds to MENTOR SPECIAL SITUATION FUND, L.P. or at such other place as the holder of this Note shall designate to Company in writing.

     3.    Prepayment.   Company may prepay this Note in $25,000 installments at
           ----------
any  time  without  premium  or  penalty.

     4.    Events  of  Default.    The  occurrence of any of the following shall
           -------------------
constitute an Event of Default hereunder: (a) default by Company in any payment of interest or principal hereunder when due, which default is not cured within five (5) days after written notice from Payee (excluding any failure to pay principal as a result of the issuance of the New Note and Warrant in exchange for this Note as provided in Section 1); (b) sale of all or substantially all of Company's assets, or any formal action in contemplation of the dissolution, liquidation or termination of Company's existence; (c) default by Company under any agreement for borrowed money which default continues for more than five (5) days, or any acceleration of the maturity of any of Company's liabilities for borrowed money; or (d) institution of any proceedings by or against Company under any law relating to bankruptcy, insolvency, reorganization or other form of debtor relief or Company's making an assignment for the benefit of creditors, or the appointment of a receiver, trustee, conservator or other judicial representative for Company or Company's property.

     Upon the occurrence of any Event of Default, all amounts payable hereunder shall, at the holder's option but without notice or demand, become immediately due and payable, and the holder shall thereupon have all rights and remedies provided hereunder, in any other agreement between Company and Payee or otherwise available at law or in equity.

     5.    Waiver.    No failure or delay on the part of the holder to insist on
           ------
strict performance of Company's obligations hereunder or to exercise any remedy shall constitute a waiver of the holder's rights in that or any other instance. No waiver of any of the holder's rights shall be effective unless in writing, and any waiver of any default or any instance of non-compliance shall be limited to its express terms and shall not extend to any other default or instance of non-compliance.

     6.    Expenses.    Company shall pay the legal fees and expenses of counsel
           --------
incurred by the Payee with respect to the negotiation, preparation, execution and delivery of this Note and all exhibits hereto. In addition, Company shall pay all reasonable costs and expenses (including attorney's fees) incurred by the holder relating to the enforcement of this Note.

     7.    Successors and Assigns.  This Note shall be binding upon and inure to
           ----------------------
the benefit of the Company and its successors and assigns, and the registered holder of this Note and its successors and registered assigns.

     8.    Notices.    All  notices  hereunder  shall be in writing and shall be
           -------
sufficiently given if hand-delivered, sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested or by telegram, fax or telecopy (confirmed by air mail), receipt acknowledged, addressed as set forth below or to such other person and/or at such other address as may be furnished in writing by the Company or Payee. Any such notice shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor, in all other cases:

          If  to  Company:                    Whitemarsh  Professional  Center
                              9425  Stenton  Avenue
                              Erdenheim,  PA    19038
                              Facsimile:  (215)  836-0128
                              Attention:  Thomas  T.  Fleming

          If  to  Payee:                              P.O.  Box  560
                              Yardley,  PA    19067
                              Facsimile:  (215)  736-8882
                              Attention:  Edward  F.  Sager,  Jr.

     9.   Governing Law.  This Note is made and delivered in the Commonwealth of
          -------------
Pennsylvania, and shall be construed and enforced in accordance with, and shall be governed by, the laws of the Commonwealth of Pennsylvania.

     10.   Commitment Fee.  The Company hereby pays to Mentor Management Company
           --------------
("MMC") a fee in the amount of $10,000, which amount shall be credited against the financial advisory fee or fees, if any, owed to MMC by Company at the Note and Warrant Closing.

     11.   Representations.  The Company hereby represents and warrants to Payee
           ---------------
that the execution, delivery and performance of this Note, the New Note and the Warrant have been duly authorized by all requisite corporate action, and no consent, approval or authorization of any person, not made or obtained, is required in connection with such execution, delivery or performance.

          INTENDING TO BE LEGALLY BOUND, Corecare Systems, Inc. has caused this Bridge Note to be executed in its corporate name by its duly authorized officer and to be dated as of the day and year first above written.

                              CORECARE  SYSTEMS,  INC.


                              By:  /s/  Rose  S.  DiOttavio
                                 --------------------------
                                 Name:  Rose  S.  DiOttavio
                                 Title:  President






EXHIBIT  3.18



THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED BY SUCH REGISTERED HOLDER OR TRANSFEREE TO THE SATISFACTION OF CORECARE SYSTEMS, INC.

     12%  SUBORDINATED  PROMISSORY  NOTE

$499,466.67          August  2,  1996
     Erdenheim,  Pennsylvania

     FOR VALUE RECEIVED, CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), hereby promises to pay to MENTOR SPECIAL SITUATION FUND, L.P., a Pennsylvania limited partnership, or its registered assigns ("Payee"), on or before December 31, 2000 in installments as hereinafter provided, the principal sum of Four Hundred Ninety-Nine Thousand Four Hundred Sixty-Six and 67/100 Dollars ($499,466.67), together with interest (calculated on the basis of the actual number of days elapsed in a year consisting of 365 days) on the unpaid balance of said principal sum from the date hereof until the Note is paid in full, whether before or after maturity, at the rate of twelve percent (12%) per annum, payable quarterly in arrears on the first business day following each March 31, June 30, September 30 and December 31, commencing October 1, 1996, and interest on any overdue principal or interest (to the extent lawful), at the rate of one percent (1%) per month, cumulative and compounding monthly until paid in full. Presentation, demand, protest and notice of dishonor are hereby waived by the Company.

     1.  Note and Warrant Agreement.  This Note is issued pursuant to a Note and
         --------------------------
Warrant Purchase Agreement of even date herewith between Company and Payee (the "Note and Warrant Agreement"), and is subject to the provisions and entitled to the benefits of the Note and Warrant Agreement. The registered holder of this
Note is sometimes referred to herein as the "Note holder" or "holder of the Note". All other capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Note and Warrant Agreement.

     2.    Payments  of  Principal.    Except as otherwise provided in Section 3
           -----------------------
below, the principal amount hereof shall be due and payable as follows: (a) $166,488.89 on December 31, 1998, (b) $166,488.89 on December 31, 1999 and (c)
$166,488.89 on December 31, 2000 at which time all accrued and unpaid interest shall be due and payable ("Maturity"). Payments of principal and interest shall be made in lawful money of the United States of America by wire transfer of immediately available funds to MENTOR SPECIAL SITUATION FUND, L.P. at such place as it shall designate to Company in writing.

     3.    Prepayment.  Company may prepay this Note in $100,000 installments at
           ----------
any time without premium or penalty, but with all accrued and unpaid interest on the amount prepaid. The Company shall prepay this Note in full, including all accrued and unpaid interest owed hereunder, on the earlier to occur of (a) the date on which the Company either repays in full, or makes any prepayment on, the debt owed to U.S. Trust or Madison Bank as set forth on Exhibit A hereto or (b) the date on which the Company consummates an underwritten public offering of its Common Stock under the Securities Act of 1933 in which the net proceeds to the Company from the offering are at least $5,000,000.

     4.    Events  of  Default.    The  occurrence of any of the following shall
           -------------------
constitute an Event of Default hereunder: (a) default by Company in any payment of interest or principal hereunder when due, which default is not cured within thirty (30) days after the due date; (b) sale of all or substantially all of Company's or any Subsidiary's assets (excluding Lakewood Retreat, Inc.), or any formal action in contemplation of the dissolution, liquidation or termination of Company's or any Subsidiary's existence (excluding Lakewood Retreat, Inc.) unless, with respect to any Subsidiary sale or liquidation, Payee consents to such sale or liquidation or the proceeds of such sale or liquidation are applied in full to the prepayment of this Note; (c) default by Company under any agreement for borrowed money which default continues for more than thirty (30) days, or any acceleration of the maturity of any of Company's liabilities for borrowed money; (d) (i) the admission by Company or any Subsidiary of its inability to pay its debts as they mature, or (ii) the institution of any proceedings by or against Company or any Subsidiary under any law relating to bankruptcy, insolvency, reorganization or other form of debtor relief, which, in the case of involuntary proceedings only, have not been dismissed within forty-five (45) days after commencement, or (iii) Company's or any Subsidiary's making an assignment for the benefit of creditors, or the appointment of a receiver, trustee, conservator or other judicial representative for Company or its property or any Subsidiary or its property; or (e) breach by Company of any warranty, covenant or agreement herein or in any other agreement now or hereafter existing between Company and Payee including, without limitation, (i) the Note and Warrant Agreement, (ii) the Warrant to purchase 333,333 shares of Common Stock issued to Payee on the date hereof, and (iii) the Warrant to purchase 200,000 shares of Common Stock issued to Payee on June 10, 1996, which breach is not cured by Company within thirty (30) days after notice by Payee.

     Upon the occurrence of any Event of Default, all amounts payable hereunder shall, at the holder's option but without notice or demand, become immediately due and payable, and the holder shall thereupon have all rights and remedies provided hereunder, in any other agreement between Company and Payee or otherwise available at law or in equity.

     5.    Waiver.    No failure or delay on the part of the holder to insist on
           ------
strict performance of Company's obligations hereunder or to exercise any remedy shall constitute a waiver of the holder's rights in that or any other instance. No waiver of any of the holder's rights shall be effective unless in writing, and any waiver of any default or any instance of non-compliance shall be limited to its express terms and shall not extend to any other default or instance of non-compliance.

     6.    Expenses.  Upon an Event of Default, Company shall pay all reasonable
           --------
costs and expenses (including attorney's fees) incurred by the holder relating to the enforcement of this Note.

     7.    Successors and Assigns.  This Note shall be binding upon and inure to
           ----------------------
the benefit of the Company and its successors and assigns, and the registered holder of this Note and its successors and registered assigns.

     8.    Notices.    All  notices  hereunder  shall be in writing and shall be
           -------
sufficiently given if hand-delivered, sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested or by telegram, fax or telecopy (confirmed by mail), receipt acknowledged, addressed as set forth below or to such other person and/or at such other address as may be furnished in writing by the Company or Payee. Any such notice shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor, in all other cases:

          If  to  Company:                    Whitemarsh  Professional  Center
                              9425  Stenton  Avenue
                              Erdenheim,  PA    19038
                              Facsimile:  (215)  836-0128
                              Attention:  Thomas  T.  Fleming

          If  to  Payee:                              P.O.  Box  560
                              Yardley,  PA    19067
                              Facsimile:  (215)  736-8882
                              Attention:  Edward  F.  Sager,  Jr.

     9.   Governing Law.  This Note is made and delivered in the Commonwealth of
          -------------
Pennsylvania, and shall be construed and enforced in accordance with, and shall be governed by, the laws of the Commonwealth of Pennsylvania.

     10.  Maximum  Interest  Rate.   If the effective interest rate on this Note
          -----------------------
would otherwise violate any applicable usury law, then the interest rate shall be reduced to the maximum permissible rate and any payment received by the holder in excess of the maximum permissible rate shall be treated as a prepayment of the principal of this Note.

     11.          Subordination  of  the  Note.
                  ----------------------------

          (a) The Company covenants and agrees, and each Noteholder by such holder's acceptance of a Note likewise covenants and agrees, that the Note shall be issued subject to the provisions of this Section 11 and each holder of a Note, whether acquired upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions. To the extent set forth in this Section 11, the Note shall be subordinated and subject in right of payment to the prior payment in full of all "Senior Indebtedness" of Company. As used herein, the term "Senior Indebtedness" means (i) the existing indebtedness of the Company to those banks and other institutional lenders as set forth on Exhibit A (some of which represents guarantees by the Company of its Subsidiaries' indebtedness as noted on such Exhibit A), (ii) all other amounts, including costs and expenses, payable by Company to any holder of Senior Indebtedness with respect to Senior Indebtedness and (iii) all renewals, extensions refunding and modifications of any indebtedness referred to above or any other financing or refinancing of Senior Indebtedness, up to an aggregate amount under clauses (i), (ii) and (iii) of $5,169,684. Notwithstanding anything herein to the contrary, Senior Indebtedness does not include (A) accounts payable to trade creditors of Company however treated or classified on Company's balance sheet, (B) rental obligations under operating leases, (C) any debt owed to any officer, director or stockholder of Company or any Subsidiary,
(D) any obligation of Company issued or contracted for as payment in consideration of the purchase by Company of the capital stock or substantially all of the assets of another person or in consideration for the merger or consolidation with respect to which Company is a party (including, without limitation, any debt owed to the former shareholders of Penn Interpersonal Communications, Inc., American Institute for Behaviorial Counseling, Inc. or Bio Diagnostic Technologies, Inc.) other than bank financing obtained by Company for any such transaction, or (E) any indebtedness which by its terms is subordinated to the Note or which is subordinated to all indebtedness to which the Note is subordinated in substantially like terms as the Note.

          (b) Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings (an "Event of Dissolution"), all principal of, premium, if any, and interest due or to become due upon all Senior Indebtedness shall first be paid in full. Payment of such Senior Indebtedness shall be made or provided for in money or money's worth before any payment is made on account of the principal or premium of or interest on the indebtedness evidenced by the Note. Upon any such Event of Dissolution, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than shares of stock of the
Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in this Section with respect to the Note, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect of such Senior Indebtedness under any such plan of reorganization or readjustment), to which the holder of the Note would be entitled, except for the provisions of this Section, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution ("Paying Person") directly to the holders of Senior Indebtedness or their representatives, or to the trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Noteholder on account of the indebtedness evidenced by the Note. The Noteholder, by his or its acceptance of the Note, hereby authorizes the Company and each such Paying Person, on behalf of such holder and any successor holder of the Note, to make such payment or distribution to the holders of Senior Indebtedness. Such payment or distribution shall be made pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder.

          (c) In the event that, notwithstanding the foregoing provisions of this Section 11, any such payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than shares of stock of the Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in this Section 11 with respect to the Note, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect of such Senior Indebtedness under any such plan of reorganization or readjustment) shall be received by the Noteholder in respect of the indebtedness evidenced by the Note before all Senior Indebtedness is paid in full or provision made for such payment in accordance with its terms, such payment or distribution shall be held by such Noteholder for the benefit of, and shall be paid over or delivered by such Noteholder to, the holders of such Senior Indebtedness or their representatives, or to the trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full or in accordance with its terms, after giving effect to any concurrent or previous payment or distribution to or for the holders of such Senior Indebtedness.

          (d) If a payment default shall occur under the terms of any Senior Indebtedness and a holder of any such Senior Indebtedness with respect to which such payment default shall have occurred shall notify the Company and the holder of the Note in writing stating that such default has occurred and requesting that no payment of principal of or interest on the Note shall be made until such payment default has been cured or waived by such holder of Senior Indebtedness, then the Company shall cease making payments of principal and interest on the Note until such default is cured or waived provided, however, that if during the
                                           --------  -------
one hundred and twenty (120) day period following the date of such default, the holder of Senior Indebtedness has not accelerated its loan, commenced foreclosure proceedings or otherwise undertaken to act on such default, then Company shall be required to continue making payments under the Note, including any which had not been paid during such 120 day period.

          (e) Subject to the payment in full of all Senior Indebtedness, the Noteholder shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company made on or in respect of the Senior Indebtedness until the principal of and interest on the Note shall be paid in full; and for the purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness of any cash, property or securities to which the Noteholder as such would be entitled except for the provisions of this Section 11, and no payment over pursuant to the provisions of this Section 11 to the holders of Senior Indebtedness by the Noteholder as such, shall as between the Company, its creditors other than the holders of Senior Indebtedness, and the Noteholder be deemed to be a payment by the Company to or on account of Senior Indebtedness, and no payments or distributions to the Noteholder as such of cash, property or securities payable or distributable to the holders of Senior Indebtedness to which the Noteholder as such shall become entitled pursuant to the provisions of this Section shall as between the Company, its creditors other than the holders of Senior Indebtedness, and the Noteholder be deemed to be a payment by the Company to the Noteholder of or on account of the Note, it being understood that the provisions of this Section are and are intended solely for the purpose of defining the relative rights of the holder of the Note, on the one hand, and the holders of Senior Indebtedness, on the other hand.

          (f) Nothing contained in this Section 11 or elsewhere in this Note is intended to or shall impair as between the Company, its creditors other than the holders of Senior Indebtedness, and the holder of the Note the obligation of the Company, which is absolute and unconditional, to pay to the Noteholder the principal of and interest on the Note, as and when the same shall become due and payable in accordance with its terms, or to affect the relative rights of the Noteholder and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein prevent the Noteholder from exercising any remedies otherwise permitted by applicable law upon the occurrence of an Event of Default hereunder, subject to the rights, if any, under this Section of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

          (g) If any institutional lender to Company at any time so requires, Payee shall, upon request of Company, execute any intercreditor or subordination agreement(s) with any such institutional lender on terms not materially more adverse to Payee than the subordination terms contained in this Note.

     12.    Transfer  of Note:  This Note is not registered under the Securities
            -----------------
Act of 1933 or under the securities laws of any state, and this Note may not be sold or transferred except in accordance with such laws and the provisions of Sections 8 and 9 of the Note and Warrant Agreement, which provisions are incorporated herein by reference.

          INTENDING TO BE LEGALLY BOUND, Corecare Systems, Inc. has caused this Promissory Note to be executed in its corporate name by its duly authorized officer and to be dated as of the day and year first above written.

                              CORECARE  SYSTEMS,  INC.


                              By:  /s/  Rose  S.  DiOttavio
                                 --------------------------
                                 Name:  Rose  S.  DiOttavio
                                 Title:  President

     EXHIBIT  A

     HOLDERS  OF  SENIOR  INDEBTEDNESS
     ---------------------------------



(*) If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, insert on request that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

**        Signature(s) must conform exactly to the name(s) of the  Holder as set forth  on  the  first  page  of  this  Warrant.
EXHIBIT 3.19

     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     SERIES  GL  WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     ----------------------------------------------------------------------



NO.  GL  -


     THIS  CERTIFIES  THAT,  for  value  received,                 ("Holder") is
entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time after January 1, 1997 and prior to the Expiration Date set forth below (the "Exercise Period"), fully paid and nonassessable shares of the Company's authorized and previously unissued Common Stock, $.001 par value per share (the "Common Stock"), at a price of One Dollar and Fifty Cents ($1.50) per Share (the "Exercise Price"), subject to the adjustments set forth in Section 7 below and to the other terms and conditions set forth herein.

     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. As used herein: (a) the term "Holder" shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions hereof; (b) the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part; and (c) the term "Shares" shall mean the shares of Common Stock issuable upon the exercise of the Warrant.

     2. This Warrant is one of a series of Warrants designated as Series GL Warrants and initially issued in connection with Secured Promissory Notes (the "Notes"). The Expiration Date of this Warrant shall be January 31, 2002, subject to extension in accordance with the provisions of Section 10 hereof.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price"). The Shares Purchase Price may also be paid by cancellation of a Note.

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares as to which the Warrant has been exercised, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates representing such Shares, registered in the name of the Holder or its designee. If the Warrant is exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless such transfer is registered under the Securities Act of 1933, as amended (the "Act"), or the Company shall have received an opinion of counsel as set forth in paragraph (a) of Section 12 hereof.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all Shares will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. The Exercise Price and number of Shares issuable upon the exercise of this Warrant shall be subject to adjustment from time to time as follows:

          (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution on the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

          (b) Except as hereinafter provided, if the Company shall at any time after the date hereof issue or sell any shares of Common Stock, including shares held in the Company's treasury, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares, or without consideration then, and thereafter successively upon each issuance or sale, the Exercise Price in effect immediately prior to each such issuance or sale shall be reduced to a price determined by dividing (i) an amount equal to the sum of (A) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Exercise Price in effect immediately prior to such issuance or sale, plus (B) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

          (c) If the Company shall at any time after the date hereof (i) issue or sell any securities convertible into or exchangeable for shares of Common Stock at a price less than the Exercise Price in effect immediately prior to the issuance or sale of such convertible securities, or (ii) in any manner offer, issue or sell any rights to subscribe for or to purchase shares of Common Stock or convertible securities, or grant any options for the purchase of shares of Common Stock or convertible securities, for a purchase price per share of Common Stock for shares of Common Stock issuable or deliverable upon the exercise of such rights or options, or upon the conversion or exchange of the convertible securities to which such rights or options relate, less than the Exercise Price in effect immediately prior to the offering of such rights or the granting of such options, or without consideration, the Exercise Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of paragraph (b) of this Section 7, provided that:

               (i) The aggregate maximum number of shares of Common Stock deliverable upon the conversion of or exchange for any such securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof;

               (ii) The aggregate maximum number of shares of Common Stock deliverable under any such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per share of Common Stock provided for in such options or rights, plus the consideration (determined in the same manner as consideration received on the issuance or sale of Common
Stock),  if  any,  received  by  the  Company  for  such  options or rights; and

               (iii) On the expiration of such options or rights, or the termination of such right to convert or exchange, the Exercise Price shall forthwith be re-adjusted to such price as would have been obtained had the adjustments made upon this issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such options or rights upon conversion or exchange of such securities.

          (d) For purposes of any computation to be made in accordance with the provisions of this Section 7, the following provisions shall be applicable:

               (i) In case of the issuance or sale of shares of Common Stock for consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if shares of Common Stock shall be sold to underwriters or dealers for public offering without subscription offering, the initial public offering price) without deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or any expenses incurred in conjunction therewith;

               (ii) In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company or on conversion or exchange of other securities of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined by the Board of Directors of the Company, at or about, but as of, the date of the adoption of the resolution authorizing such issuance, irrespective of accounting treatment. The reclassification of securities other than Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such Common Stock;

               (iii) Shares of Common Stock issuable by way of dividend or other distribution of any stock of the Company shall be deemed to have been issued (A) immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution and (B) without consideration;

               (iv) The number of shares of Common Stock at any time outstanding (A) shall not include any shares then owned or held by or for the account of the Company, but (B) shall include the aggregate number of shares deliverable in respect of the options, rights and convertible and exchangeable securities referred to in paragraph (b) of this Section 8 at all times during which such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be, and thereafter to the extent such options, rights or securities have been exercised, converted or exchanged.

               (v) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

          (e) Whenever the Exercise Price is adjusted as herein provided, the Company shall (i) forthwith execute a certificate signed by the President or a Vice President of the Company and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company showing in detail the fact requiring such adjustment and the Exercise Price and the number of shares of Common Stock deliverable after such adjustment and (ii) cause a notice, stating that such adjustment has been effected and stating the adjusted Exercise Price and the number of shares of Common Stock deliverable, to be sent to the Holder at its address appearing in the records of the Company. Each such certificate shall be kept on file in the principal office of the Company.

          (f) No adjustment of the Exercise Price shall be made in connection with the issuance or the sale of Common Stock upon the exercise of options or rights upon the conversion or exchange of convertible securities in any case where the adjustment provided in paragraph (a) hereof was made upon the issuance of such options or convertible securities by reason of the provisions of paragraph (b) above.

          (g) Notwithstanding anything contained herein to the contrary, no adjustments in the Exercise Price or in the number of the Shares issuable upon exercise of this Warrant shall be made by reason of or in connection with (i) the conversion into Common Stock of any shares of any class of the Company's Preferred Stock, or any other security or instrument that is convertible into or exchangable for the Company's Common Stock outstanding on December 20, 1996,
(ii) the exercise of any options, warrants or similar rights outstanding on December 20, 1996, or (iii) the issuance or exercise of options or warrants exercisable for shares of Common Stock issued to employees of the Company or its subsidiaries (other than executive officers or directors of the Company), not to exceed in the aggregate 250,000 shares.

          (h) Upon any adjustment of the Exercise Price hereinabove provided for (including any readjustment in accordance with the provisions of subparagraph 7(c)(iii) above), the number of Shares issuable upon exercise of this Warrant shall be changed to a number determined by dividing (a) the aggregate Exercise Price payable for the purchase of all Shares issuable upon exercise of this Warrant immediately prior to such adjustment, by (b) the Exercise Price in effect immediately after such adjustment.

     8. (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing or surviving corporation), or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance and, in any such case, effective provision shall be made in its Articles of Incorporation or otherwise, if necessary, in order to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (b) In case of any reclassification or change in the Shares (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (c) The above provisions of this Section 8 shall similarly apply to successive reclassifications and changes in shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     9. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder, and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     10. (a) The Company agrees to register the Shares then issuable upon exercise of this Warrant under the Act on Form S-3, as soon as practical after Form S-3 becomes available for use by the Company for such registration. The Company agrees to use its best efforts to maintain the effectiveness of such registration for at least 180 consecutive days. The Company shall provide the Holder of this Warrant with at least thirty (30) days written notice of its intention to file such a Registration Statement. Unless the Holder notifies the Company prior to the end of such thirty (30) day period that the Holder does not wish all Shares to be registered, all Shares shall be so registered.

          (b) If the Company has not previously registered the Shares for sale under the Act on or before December 31, 1999, irrespective of whether or not such registration can be effected on Form S-3, then, at any time thereafter, the Holder shall have the right to require the Company to cause the Shares to be registered under the Act. In such event, the Company will use its best efforts to cause the Shares to be registered under the Act as expeditiously as possible; provided that the Company shall not be obligated to register Shares pursuant to this paragraph (b): (i) on more than one occasion; (ii) within one hundred eighty (180) days of the Closing of an underwritten primary public offering by the Company; or (iii) if the Company is then in the process of preparing, filing or processing a Registration Statement under the Act for a primary public offering by the Company.

          (c) In the event that the Company proposes to file a Registration Statement under the Act with respect to any of its shares of Common Stock (other than (i) a Registration Statement specified in paragraphs (a) or (b) above, or
(ii) Registration Statements filed on Forms S-4 or S-8, or any successor forms) prior to the Company having filed and processed to effectiveness one or more Registration Statements under paragraphs 10(a) or 10(b) above, then the Company shall give written notice of such proposed filing to the Holder at least 45 days before the anticipated filing date, and such notice shall offer to the Holder the opportunity to include in such Registration Statement such number of Shares as may be requested by the Holder on the same terms and conditions as securities are to be offered by the Company. If the Holder desires to include any Shares in such Registration Statement, the Holder shall so notify the Company in writing within twenty (20) days following the notice of the Company to the
Holder. Such notice of the Holder shall set forth the number of Shares requested by the Holder to be included in the Registration Statement and such other matters as the Company shall reasonably request.

          (d) If, in the sole judgment of the managing underwriter of any public offering made in connection with a Registration Statement which is the subject of paragraph 10(c) hereof, the amount of securities to be registered pursuant to the rights set forth in paragraph 10(c) shall be an amount which would adversely affect the success of the Company's registration of its securities, taking into account similar requests for inclusion of securities in the Registration Statement by holders thereof whose rights to participate in such registration are not expressly subordinate to those of the Holder hereunder, then the amount of securities to be registered on behalf of persons other than the Company to be included in the Registration Statement, including the Shares, may be reduced on a pro rata basis, in accordance with the number of shares originally requested to be registered by all such holders and with due regard to the relative priorities of rights of such holders.

          (e) If and whenever the Company is required under any paragraph of this Section 10 to effect the registration of any of the Shares under the Act, the Company shall, as expeditiously as possible:

               (i) Prepare and file a Registration Statement with respect to such Shares and cause such Registration Statement to become and remain effective;

               (ii) Prepare and file such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a minimum of one hundred eighty (180) days from the date of its effectiveness and to comply with the provisions of the Act with respect to the disposition of all Shares covered by such Registration Statement in accordance with the intended method of disposition by the Holder set forth in such Registration Statement for such period;

               (iii) Furnish to the Holder such number of copies of the prospectus contained in such Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Act, and other documents as the Holder may reasonably request in order to facilitate the disposition of the Shares owned by the Holder.
               (iv) Use reasonable efforts to register or qualify the Shares covered by such Registration Statement under the securities or blue sky laws of at least one jurisdiction as the Holder shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable the Holder to consummate the disposition of the Shares in such jurisdiction during the period provided in clause (ii) above; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not at the time so qualified or to take any action which would subject it to the service of process of suits other than those arising out of the offer or sale of the Shares covered by such Registration Statement in any jurisdiction where it is not at the time so subject;

               (v) Notify the Holder at any time when a prospectus relating thereto is required by delivery under the Act of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

               (vi) At the request of the Holder, prepare and furnish to the Holder a reasonable number of copies of any supplement to or an amendment of such prospectus that may be necessary so that, as thereafter delivered to the purchasers of such Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstance then existing; and

               (vii) Promptly notify the Holder of any stop order or similar proceeding initiated by state or federal regulatory bodies and take all necessary steps expeditiously to remove such stop order or similar proceeding.

          (f) All expenses incurred by the Company in complying with any of the provisions of this Section 10, including without limitation all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company and accountants' fees and expenses incident to or required by any such registration are herein called "Registration Expenses". All of the Registration Expenses shall be borne by the Company. All underwriting commissions or discounts to be incurred by the Holder, together with all non-accountable expense allowances of underwriters, are herein called "Selling Expenses". The Selling Expenses shall be borne by the Holder (i) pro rata with other participants with respect to common expenses incurred in any firm commitment underwriting, and (ii) as incurred directly by the Holder when he sells otherwise. Fees and expenses of counsel for the Holder shall also be borne by the Holder. The Company may require as a condition precedent to the inclusion of the Shares in any Registration Statement under this Section 10 that the Company shall have received an undertaking reasonably satisfactory to it from the Holder to pay all Selling Expenses to be incurred by or for account of the Holder, and the Holder shall have furnished to the Company such information regarding the Shares held by the Holder, the intended method of disposition thereof and other information as shall be required by the Company in connection with the action to be taken as the Company shall reasonably request.

          (g) The Company shall indemnify and hold harmless the Holder, each underwriter of the Common Stock and the Shares and each controlling person, if any of them, from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse the Holder and each of the underwriters and each such controlling person, if any, for any legal or other expenses incurred by them or any of them in connection with investigating or defending any action whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liability or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus or in the prospectus (or the Registration Statement or prospectus as from time to time amended or supplemented by the Company) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading unless such untrue statement or omission was made in such Registration Statement, preliminary or amended preliminary prospectus or prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by the Holder or such underwriter or such controlling person expressly for use therein. Promptly after receipt by the Holder or any underwriter or any person controlling the Holder or such underwriter of notice of the commencement of any action in respect of which indemnity may be sought against the Company, the Holder or such underwriter, as the case may be, will notify the Company in writing of the commencement thereof, and subject to the provisions hereinafter stated, the Company shall assume the defense of such action (including the employment of counsel), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnify may be sought against the Company. The Holder or any such underwriter or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Company unless the employment of such counsel has been specifically authorized by the Company. The Company shall not be liable to indemnify any person for any settlement of any such action effected without the Company's consent.

          (h) The Holder, as a condition of such inclusion of the Shares in a Registration Statement, shall indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, each person, if any, who controls the Company, each other selling securities holder and each person, if any, who controls such other selling securities holder from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse the Company and each such director, officer, person controlling the Company, securities holder or person controlling such securities holder for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expense, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the Registration Statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by the Holder expressly for use therein. Promptly after receipt of notice of the commencement of any action in respect of which indemnity may be sought against the Holder, the Company (or other recipient of notice) will notify the Holder in writing of the commencement thereof, and the Holder shall, subject to the provisions hereinafter stated, assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to the Company) and the payment of expenses insofar as such action shall relate to an alleged liability in respect of which indemnify may be sought against the Holder. The Company and each such director, officer or person controlling the Company, shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Holder unless the employment of such counsel has been specifically authorized by the Holder. The Holder shall not be liable to indemnify any person for any settlement of any such action effected without his consent.

          (i) If, on the original Expiration Date set forth in Section 2 hereof, no Registration Statement under the Act has been in effect with respect to all Shares for a period of at least one hundred and eighty (180) consecutive days prior to such Expiration Date, then the Expiration Date of this Warrant shall be extended until such date as a Registration Statement shall have been in effect for one hundred and eighty (180) consecutive days.

          (j) Unless a Registration Statement under the Act is in effect as to all Shares, the Company shall have the right to limit, restrict or prohibit exercise of this Warrant, and other Warrants in the same series as set forth in
Section 2 hereof, during any period of time, if no exemption from registration is available under the Act for the issuance of such Shares or to the extent necessary to comply with available exemptions. The Company shall not be required to incur any expense which, in the good faith discretion of the Company's Board of Directors, is unreasonable in order to make such exemption available. Unless registered under the Act, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     11. The Company shall have the right to redeem the Warrants represented hereby for ten ($.10) cents per Warrant upon prior written notice to the Holder (the "Redemption Notice") at the Holder's address as set forth on the Warrant Register. The Redemption Notice shall state the date upon which redemption of the Warrants shall be effective (the "Redemption Date"); provided, however, that the Redemption Date shall not be earlier than (a) March 31, 1998, or (b) thirty
(30) days after the date the Redemption Notice is given, whichever is later; and, provided further, no Redemption Notice shall be given unless (a) the Company's Common Stock is listed on The NASDAQ Stock Market, (b) the Shares are registered under the Act, and (c) the average closing price of the Company's Common Stock for the twenty (20) consecutive trading days immediately preceding the date the Redemption Notice is given equals or exceeds $5.00 per share. For purposes hereof, the term "closing price" shall mean the closing sales price for the Common Stock if traded on the NASDAQ National Market System ("NASDAQ/NMS") or on a national stock exchange, or the closing bid price published for the Common Stock if traded in the over-the-counter market on NASDAQ (other than on NASDAQ/NMS) or otherwise.

     12. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     13. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     14. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     15. The Company warrants the due authorization, execution and delivery of this Warrant this ------- day of, 1996.

                              CORECARE  SYSTEMS,  INC.
[SEAL]

                              BY:
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT


ATTEST:

BY:
      JOAN  BIDDLE,  SECRETARY

------
     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase ----------------------------- Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

-
--;

Date:------------------

-
--
     SIGNATURE(S)(**)



--------------------------------------------------------------------------------

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of ----------------------- Shares(*) purchasable upon exercise thereof to---------------------------------------------------------------, whose address is------------------------------------------------------------------  and hereby irrevocably  constitute  and  appoint  -----------------------------------------
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:-------------------

-
--          -----
     SIGNATURE(S)(**)

-
-----
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the name(s) of the Holder as set forth on the first page of this Warrant.



EXHIBIT 3.20



     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     SERIES  IAF  WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK
     -----------------------------------------------------------------------



NO.  IAF  -  2


     THIS  CERTIFIES  THAT,  for  value  received,                 ("Holder") is
entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Nevada corporation (the "Company"), at any time after April 30, 1997 and prior to the Expiration Date set forth below (the "Exercise Period"), fully paid and nonassessable shares of the Company's authorized and previously unissued Common Stock, $.001 par value per share (the "Common Stock"), at a price of Three Dollars and Twenty-Five Cents ($3.25) per Share (the "Exercise Price"), subject to the adjustments set forth in Section 7 below and to the other terms and conditions set forth herein.

     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. As used herein: (a) the term "Holder" shall include the original Holder and only such persons to whom this Warrant is transferred in strict conformity with the terms and conditions hereof; (b) the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part; and (c) the term "Shares" shall mean the shares of Common Stock issuable upon the exercise of the Warrant.

     2. This Warrant is one of a series of Warrants initially issued as part of Units consisting of Series IAF Warrants and 10% Convertible Acquisition
Financing Notes due January 31, 1998 (the "Convertible Notes") issued by the Company pursuant to a Confidential Offering Memorandum dated November 12, 1996, as supplemented by an Addendum dated January 17, 1997. The Expiration Date of this Warrant shall be January 31, 2002, subject to extension in accordance with the provisions of Section 10 hereof.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at 9425 Stenton Avenue, Erdenheim, PA 19038, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price").

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares as to which the Warrant has been exercised, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates representing such Shares, registered in the name of the Holder or its designee. If the Warrant is exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless such transfer is registered under the Securities Act of 1933, as amended (the "Act"), or the Company shall have received an opinion of counsel as set forth in paragraph (a) of Section 12 hereof.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all Shares will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. The Exercise Price and number of Shares issuable upon the exercise of this Warrant shall be subject to adjustment from time to time as follows:

          (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution on the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

          (b) Except as hereinafter provided, if the Company shall at any time after the date hereof issue or sell any shares of Common Stock, including shares held in the Company's treasury, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares, or without consideration then, and thereafter successively upon each issuance or sale, the Exercise Price in effect immediately prior to each such issuance or sale shall be reduced to a price determined by dividing (i) an amount equal to the sum of (A) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Exercise Price in effect immediately prior to such issuance or sale, plus (B) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

          (c) If the Company shall at any time after the date hereof (i) issue or sell any securities convertible into or exchangeable for shares of Common Stock at a price less than the Exercise Price in effect immediately prior to the issuance or sale of such convertible securities, or (ii) in any manner offer, issue or sell any rights to subscribe for or to purchase shares of Common Stock or convertible securities, or grant any options for the purchase of shares of Common Stock or convertible securities, for a purchase price per share of Common Stock for shares of Common Stock issuable or deliverable upon the exercise of such rights or options, or upon the conversion or exchange of the convertible securities to which such rights or options relate, less than the Exercise Price in effect immediately prior to the offering of such rights or the granting of such options, or without consideration, the Exercise Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of paragraph (b) of this Section 7, provided that:

               (i) The aggregate maximum number of shares of Common Stock deliverable upon the conversion of or exchange for any such securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issuance or sale of Common Stock) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof;

               (ii) The aggregate maximum number of shares of Common Stock deliverable under any such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per share of Common Stock provided for in such options or rights, plus the consideration (determined in the same manner as consideration received on the issuance or sale of Common
Stock),  if  any,  received  by  the  Company  for  such  options or rights; and

               (iii) On the expiration of such options or rights, or the termination of such right to convert or exchange, the Exercise Price shall forthwith be re-adjusted to such price as would have been obtained had the adjustments made upon this issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such options or rights upon conversion or exchange of such securities.

          (d) For purposes of any computation to be made in accordance with the provisions of this Section 7, the following provisions shall be applicable:

               (i) In case of the issuance or sale of shares of Common Stock for consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if shares of Common Stock shall be sold to underwriters or dealers for public offering without subscription offering, the initial public offering price) without deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or any expenses incurred in conjunction therewith;

               (ii) In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company or on conversion or exchange of other securities of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined by the Board of Directors of the Company, at or about, but as of, the date of the adoption of the resolution authorizing such issuance, irrespective of accounting treatment. The reclassification of securities other than Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such Common Stock;

               (iii) Shares of Common Stock issuable by way of dividend or other distribution of any stock of the Company shall be deemed to have been issued (A) immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution and (B) without consideration;

               (iv) The number of shares of Common Stock at any time outstanding (A) shall not include any shares then owned or held by or for the account of the Company, but (B) shall include the aggregate number of shares deliverable in respect of the options, rights and convertible and exchangeable securities referred to in paragraph (b) of this Section 8 at all times during which such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be, and thereafter to the extent such options, rights or securities have been exercised, converted or exchanged.

               (v) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

          (e) Whenever the Exercise Price is adjusted as herein provided, the Company shall (i) forthwith execute a certificate signed by the President or a Vice President of the Company and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company showing in detail the fact requiring such adjustment and the Exercise Price and the number of shares of Common Stock deliverable after such adjustment and (ii) cause a notice, stating that such adjustment has been effected and stating the adjusted Exercise Price and the number of shares of Common Stock deliverable, to be sent to the Holder at its address appearing in the records of the Company. Each such certificate shall be kept on file in the principal office of the Company.

          (f) No adjustment of the Exercise Price shall be made in connection with the issuance or the sale of Common Stock upon the exercise of options or rights upon the conversion or exchange of convertible securities in any case where the adjustment provided in paragraph (a) hereof was made upon the issuance of such options or convertible securities by reason of the provisions of paragraph (b) above.

          (g) Notwithstanding anything contained herein to the contrary, no adjustments in the Exercise Price or in the number of the Shares issuable upon exercise of this Warrant shall be made by reason of or in connection with (i) the conversion into Common Stock of any shares of any class of the Company's Preferred Stock, any of the Convertible Notes, or any other security or instrument that is convertible into the Company's Common Stock outstanding on November 12, 1996, (ii) the exercise of any options, warrants or similar rights outstanding on November 12, 1996, or (iii) the issuance or exercise of options or warrants exercisable for shares of Common Stock issued to employees of the Company or its subsidiaries (other than executive officers or directors of the Company), not to exceed in the aggregate 250,000 shares.

          (h) Upon any adjustment of the Exercise Price hereinabove provided for (including any readjustment in accordance with the provisions of subparagraph 7(c)(iii) above), the number of Shares issuable upon exercise of this Warrant shall be changed to a number determined by dividing (a) the aggregate Exercise Price payable for the purchase of all Shares issuable upon exercise of this Warrant immediately prior to such adjustment, by (b) the Exercise Price in effect immediately after such adjustment.

     8. (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing or surviving corporation), or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance and, in any such case, effective provision shall be made in its Articles of Incorporation or otherwise, if necessary, in order to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (b) In case of any reclassification or change in the Shares (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7.

          (c) The above provisions of this Section 8 shall similarly apply to successive reclassifications and changes in shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     9. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder, and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     10. (a) The Company agrees to register the Shares then issuable upon exercise of this Warrant under the Act on Form S-3, as soon as practical after Form S-3 becomes available for use by the Company for such registration. The Company agrees to use its best efforts to maintain the effectiveness of such registration for at least 180 consecutive days. The Company shall provide the Holder of this Warrant with at least thirty (30) days written notice of its intention to file such a Registration Statement. Unless the Holder notifies the Company prior to the end of such thirty (30) day period that the Holder does not wish all Shares to be registered, all Shares shall be so registered.

          (b) If the Company has not previously registered the Shares for sale under the Act on or before December 31, 1999, irrespective of whether or not such registration can be effected on Form S-3, then, at any time thereafter, the Holder shall have the right to require the Company to cause the Shares to be registered under the Act. In such event, the Company will use its best efforts to cause the Shares to be registered under the Act as expeditiously as possible; provided that the Company shall not be obligated to register Shares pursuant to this paragraph (b): (i) on more than one occasion; (ii) within one hundred eighty (180) days of the Closing of an underwritten primary public offering by the Company; or (iii) if the Company is then in the process of preparing, filing or processing a Registration Statement under the Act for a primary public offering by the Company.

          (c) In the event that the Company proposes to file a Registration Statement under the Act with respect to any of its shares of Common Stock (other than (i) a Registration Statement specified in paragraphs (a) or (b) above, or
(ii) Registration Statements filed on Forms S-4 or S-8, or any successor forms) prior to the Company having filed and processed to effectiveness one or more Registration Statements under paragraphs 10(a) or 10(b) above, then the Company shall give written notice of such proposed filing to the Holder at least 45 days before the anticipated filing date, and such notice shall offer to the Holder the opportunity to include in such Registration Statement such number of Shares as may be requested by the Holder on the same terms and conditions as securities are to be offered by the Company. If the Holder desires to include any Shares in such Registration Statement, the Holder shall so notify the Company in writing within twenty (20) days following the notice of the Company to the
Holder. Such notice of the Holder shall set forth the number of Shares requested by the Holder to be included in the Registration Statement and such other matters as the Company shall reasonably request.

          (d) If, in the sole judgment of the managing underwriter of any public offering made in connection with a Registration Statement which is the subject of paragraph 10(c) hereof, the amount of securities to be registered pursuant to the rights set forth in paragraph 10(c) shall be an amount which would adversely affect the success of the Company's registration of its securities, taking into account similar requests for inclusion of securities in the Registration Statement by holders thereof whose rights to participate in such registration are not expressly subordinate to those of the Holder hereunder, then the amount of securities to be registered on behalf of persons other than the Company to be included in the Registration Statement, including the Shares, may be reduced on a pro rata basis, in accordance with the number of shares originally requested to be registered by all such holders and with due regard to the relative priorities of rights of such holders.

          (e) If and whenever the Company is required under any paragraph of this Section 10 to effect the registration of any of the Shares under the Act, the Company shall, as expeditiously as possible:

               (i) Prepare and file a Registration Statement with respect to such Shares and cause such Registration Statement to become and remain effective;

               (ii) Prepare and file such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a minimum of one hundred eighty (180) days from the date of its effectiveness and to comply with the provisions of the Act with respect to the disposition of all Shares covered by such Registration Statement in accordance with the intended method of disposition by the Holder set forth in such Registration Statement for such period;

               (iii) Furnish to the Holder such number of copies of the prospectus contained in such Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Act, and other documents as the Holder may reasonably request in order to facilitate the disposition of the Shares owned by the Holder.
               (iv) Use reasonable efforts to register or qualify the Shares covered by such Registration Statement under the securities or blue sky laws of at least one jurisdiction as the Holder shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable the Holder to consummate the disposition of the Shares in such jurisdiction during the period provided in clause (ii) above; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not at the time so qualified or to take any action which would subject it to the service of process of suits other than those arising out of the offer or sale of the Shares covered by such Registration Statement in any jurisdiction where it is not at the time so subject;

               (v) Notify the Holder at any time when a prospectus relating thereto is required by delivery under the Act of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

               (vi) At the request of the Holder, prepare and furnish to the Holder a reasonable number of copies of any supplement to or an amendment of such prospectus that may be necessary so that, as thereafter delivered to the purchasers of such Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstance then existing; and

               (vii) Promptly notify the Holder of any stop order or similar proceeding initiated by state or federal regulatory bodies and take all necessary steps expeditiously to remove such stop order or similar proceeding.

          (f) All expenses incurred by the Company in complying with any of the provisions of this Section 10, including without limitation all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company and accountants' fees and expenses incident to or required by any such registration are herein called "Registration Expenses". All of the Registration Expenses shall be borne by the Company. All underwriting commissions or discounts to be incurred by the Holder, together with all non-accountable expense allowances of underwriters, are herein called "Selling Expenses". The Selling Expenses shall be borne by the Holder (i) pro rata with other participants with respect to common expenses incurred in any firm commitment underwriting, and (ii) as incurred directly by the Holder when he sells otherwise. Fees and expenses of counsel for the Holder shall also be borne by the Holder. The Company may require as a condition precedent to the inclusion of the Shares in any Registration Statement under this Section 10 that the Company shall have received an undertaking reasonably satisfactory to it from the Holder to pay all Selling Expenses to be incurred by or for account of the Holder, and the Holder shall have furnished to the Company such information regarding the Shares held by the Holder, the intended method of disposition thereof and other information as shall be required by the Company in connection with the action to be taken as the Company shall reasonably request.

          (g) The Company shall indemnify and hold harmless the Holder, each underwriter of the Common Stock and the Shares and each controlling person, if any of them, from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse the Holder and each of the underwriters and each such controlling person, if any, for any legal or other expenses incurred by them or any of them in connection with investigating or defending any action whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liability or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus or in the prospectus (or the Registration Statement or prospectus as from time to time amended or supplemented by the Company) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading unless such untrue statement or omission was made in such Registration Statement, preliminary or amended preliminary prospectus or prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by the Holder or such underwriter or such controlling person expressly for use therein. Promptly after receipt by the Holder or any underwriter or any person controlling the Holder or such underwriter of notice of the commencement of any action in respect of which indemnity may be sought against the Company, the Holder or such underwriter, as the case may be, will notify the Company in writing of the commencement thereof, and subject to the provisions hereinafter stated, the Company shall assume the defense of such action (including the employment of counsel), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnify may be sought against the Company. The Holder or any such underwriter or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Company unless the employment of such counsel has been specifically authorized by the Company. The Company shall not be liable to indemnify any person for any settlement of any such action effected without the Company's consent.

          (h) The Holder, as a condition of such inclusion of the Shares in a Registration Statement, shall indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, each person, if any, who controls the Company, each other selling securities holder and each person, if any, who controls such other selling securities holder from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse the Company and each such director, officer, person controlling the Company, securities holder or person controlling such securities holder for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expense, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the Registration Statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by the Holder expressly for use therein. Promptly after receipt of notice of the commencement of any action in respect of which indemnity may be sought against the Holder, the Company (or other recipient of notice) will notify the Holder in writing of the commencement thereof, and the Holder shall, subject to the provisions hereinafter stated, assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to the Company) and the payment of expenses insofar as such action shall relate to an alleged liability in respect of which indemnify may be sought against the Holder. The Company and each such director, officer or person controlling the Company, shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Holder unless the employment of such counsel has been specifically authorized by the Holder. The Holder shall not be liable to indemnify any person for any settlement of any such action effected without his consent.

          (i) If, on the original Expiration Date set forth in Section 2 hereof, no Registration Statement under the Act has been in effect with respect to all Shares for a period of at least one hundred and eighty (180) consecutive days prior to such Expiration Date, then the Expiration Date of this Warrant shall be extended until such date as a Registration Statement shall have been in effect for one hundred and eighty (180) consecutive days.

          (j) Unless a Registration Statement under the Act is in effect as to all Shares, the Company shall have the right to limit, restrict or prohibit exercise of this Warrant, and other Warrants in the same series as set forth in
Section 2 hereof, during any period of time, if no exemption from registration is available under the Act for the issuance of such Shares or to the extent necessary to comply with available exemptions. The Company shall not be required to incur any expense which, in the good faith discretion of the Company's Board of Directors, is unreasonable in order to make such exemption available. Unless registered under the Act, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferrable unless, in the opinion of counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     11. The Company shall have the right to redeem the Warrants represented hereby for ten ($.10) cents per Warrant upon prior written notice to the Holder (the "Redemption Notice") at the Holder's address as set forth on the Warrant Register. The Redemption Notice shall state the date upon which redemption of the Warrants shall be effective (the "Redemption Date"); provided, however, that the Redemption Date shall not be earlier than (a) March 31, 1998, or (b) thirty
(30) days after the date the Redemption Notice is given, whichever is later; and, provided further, no Redemption Notice shall be given unless (a) the Company's Common Stock is listed on The NASDAQ Stock Market, (b) the Shares are registered under the Act, and (c) the average closing price of the Company's Common Stock for the twenty (20) consecutive trading days immediately preceding the date the Redemption Notice is given equals or exceeds $5.00 per share. For purposes hereof, the term "closing price" shall mean the closing sales price for the Common Stock if traded on the NASDAQ National Market System ("NASDAQ/NMS") or on a national stock exchange, or the closing bid price published for the Common Stock if traded in the over-the-counter market on NASDAQ (other than on NASDAQ/NMS) or otherwise.

     12. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     13. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     14. This Warrant shall be governed by and construed in accordance with the laws of the State of incorporation of the Company.

     15. The Company warrants the due authorization, execution and delivery of this Warrant this 17th day of January, 1997.

                              CORECARE  SYSTEMS,  INC.
[SEAL]

                              BY:
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT


ATTEST:

BY:
      JOAN  BIDDLE,  SECRETARY

------
     ELECTION  TO  PURCHASE
     ----------------------

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase ----------------------------- Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

-
--;

Date:------------------

-
--
     SIGNATURE(S)(**)



--------------------------------------------------------------------------------

     ASSIGNMENT
     ----------

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of ----------------------- Shares(*) purchasable upon exercise thereof to---------------------------------------------------------------, whose address is------------------------------------------------------------------  and hereby irrevocably  constitute  and  appoint  -----------------------------------------
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:-------------------

-
-------
     SIGNATURE(S)(**)

-
-----
* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the name(s) of the Holder as set forth on the first page of this Warrant.



EXHIBIT 3.21

     THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER ALL SUCH LAWS IS AVAILABLE.


     CORECARE  SYSTEMS,  INC.

     WARRANT  FOR  THE  PURCHASE  OF  SHARES  OF  COMMON  STOCK



NO.  BBC-


     THIS CERTIFIES THAT, for value received, BLUE BELL CAPITAL GROUP ("Holder") is entitled to subscribe for and purchase from CORECARE SYSTEMS, INC., a Delaware corporation ("Company"), at any time after issuance hereof and prior to the Expiration Date set forth below (the "Exercise Period"), TWENTY FIVE THOUSAND (25,000) fully paid and nonassessable shares ("Shares") of the Company's Common Stock, $.001 par value per share ("Common Stock"), subject to the adjustments set forth in Section 7, at a price of One Dollar ($1.00) Per Share ("Exercise Price"), subject to the other terms and conditions set forth herein.

     1. Transfer, assignment or hypothecation of this Warrant by the Holder may be made only in accordance with and subject to the terms, conditions and other provisions of this Warrant. The term "Holder," as used herein, shall include the original Holder and only such other persons to whom this Warrant is transferred in strict conformity with the terms and conditions set forth herein. As used herein, the term "Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued in consequence of the exercise or transfer of this Warrant, in whole or in part.

     2.          The  Expiration  Date  of  this Warrant shall be June 30, 2002.

     3. This Warrant may be exercised from time to time during the Exercise Period as to the whole or any lesser number of whole Shares by the surrender of this Warrant (with the form of Election to Purchase at the end hereof duly executed) to the Company at its offices located at West Valley Business Center, Suite 2102, Wayne, PA 19087, Attn: President (or such other place as is designated in writing and delivered to Holder by the Company), accompanied by a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Shares covered by such exercise (the "Shares Purchase Price"). The Shares Purchase Price may also be paid, at the Holder's option, by the Holder canceling any indebtedness of the Company to the Holder.

     4. Exercise of this Warrant shall be deemed to have been effected as of the close of the business day on which the Company has received the last of (a) this Warrant, (b) a duly executed form of Election to Purchase, and (c) payment of the Shares Purchase Price. If the Shares Purchase Price is paid by cancellation of indebtedness as set forth in the final sentence of Section 3 hereof, the Holder shall deliver to the Company such documentary evidence of cancellation as shall be reasonably satisfactory to the Company and its counsel. Upon each exercise of this Warrant, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Shares subject to purchase hereunder.

     5. The Company shall maintain a register on which the names and addresses of the persons to whom this Warrant is issued and shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. Subject to compliance with applicable securities laws and any other restrictions set forth herein, this Warrant shall be transferable on the books of the Company only upon delivery thereof with the form of Assignment at the end hereof duly completed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited with the Company in its discretion. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares of Common Stock upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person, unless (i) such transfer is registered under the Securities Act of 1933 or the Company shall have received an opinion of counsel that exemption from applicable securities laws is available, as set forth in Section 10 hereof or (ii) the other restrictions referenced in Section 10 are not applicable to such transfer.

     6. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, such number of Shares as shall, from time to time, be sufficient therefor. The Company covenants and agrees that all of the Shares which may be issued pursuant to this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     7. (a) In case the Company shall (i) declare a dividend or make a distribution on outstanding shares of its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a lesser number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price then in effect by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such action, and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall become effective automatically concurrently with the time of such declaration, distribution, subdivision, reclassification or combination and shall be made successively whenever any event specified above shall occur.

          (b) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subparagraph (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

          (c) All calculations under this Section 7 shall be made to the nearest one-hundredth of a cent and to the nearest whole Share.

     8. (a) In case of any consolidation with or merger of the Company with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, appropriate provisions shall be made so that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such consolidation, merger, sale, lease or conveyance by a holder of the number of Shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease or conveyance; and, in any such case, effective provision shall be made in the Articles of Incorporation or otherwise, if necessary, in order to effect the foregoing. Such provisions shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 7 of this Warrant.

          (b) In case of any reclassification or change in the Shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of shares) or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) in the Shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in the Shares into two or more classes or series of Shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable by the holder of the number of Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation or merger. Thereafter, appropriate provision (as reasonably determined by the Board of Directors) shall be made for adjustment which shall be as nearly equivalent as practicable to the adjustments in Section 7 hereof.

          (c) The above provisions of this Section 8 shall similarly apply to successive reclassification and changes in Shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

     9. The issue of any stock or other certificate upon the exercise of this Warrant shall be made without charge to the Holder for any tax in respect of the issue of such certificate. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificates unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     10. (a) Unless registered under the Securities Act of 1933 and applicable state laws, this Warrant and the Shares or other securities issued upon exercise of this Warrant shall not be transferable unless, in the opinion of counsel to the Company or other counsel reasonably satisfactory to the Company, an exemption from registration under applicable securities laws is available. The Warrant, Shares and other securities issued upon the exercise of this Warrant shall be subject to a stop-transfer order and the certificate or certificates evidencing any such Shares or securities shall bear the following legend and any other legend which counsel for the Company may deem necessary or advisable:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS SO REGISTERED OR UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     (b) This Warrant has been issued pursuant to exemptions under federal and/or state securities laws available, in part, because the initial Holder hereof is an "accredited investor" as that term is defined in Regulation D under the Securities Act of 1933. The Company may require the Holder, upon exercise of this Warrant, to produce evidence reasonably satisfactory to the Company that the Holder is then an accredited investor.

     11. The Company covenants and agrees that it shall provide written notice to the Holder of any action taken by the Company that would materially adversely affect the rights or interests of the Holder in this Warrant.

     12. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and upon surrender and cancellation of any Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor and denomination.

     13. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company.

     14. This Warrant shall be governed by and construed in accordance with the laws of the State of Incorporation of the Company.

     15. The Company warrants the due authorization, execution and delivery of this Warrant as of the 24th day of July, 1998.




                              CORECARE  SYSTEMS,  INC.
[SEAL]


                              BY:    /s/ Rose D. DiOttavio
                                 ROSE  S.  DIOTTAVIO,  PRESIDENT


ATTEST:


BY:    /S/ Richard Beatty
    RICHARD  BEATTY,  SECRETARY

     ELECTION  TO  PURCHASE

The undersigned Holder hereby irrevocably elects to exercise the within Warrant to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

______________________________________________________________________________;

Date:__________________

_______________________________________________________________________________
     SIGNATURE(S)(**)



_______________________________________________________________________________

     ASSIGNMENT

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Warrant to the extent of _______________________ Shares(*) purchasable upon exercise thereof to_______________________________________________________________, whose address
is______________________________________________________________    and  hereby
irrevocably  constitute  and  appoint  _________________________________________
his/her/its Attorney to transfer said Warrant on the book of the Company, with full power of substitution.

Date:___________________

_______________________________________________________________________________
     SIGNATURE(S)(**)
______________________________________________________________________________

* If the Warrant is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Warrants shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Warrant to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the names(s) of the Holder as set forth on the first page of this Warrant.




EXHIBIT 3.22

                                  STOCK OPTION

          THIS  STOCK  OPTION  HAS  NOT  BEEN  REGISTERED
          UNDER  THE  SECURITIES  ACT  OF  1933  AND  IS  SUBJECT
          TO  RESTRICTIONS  ON  TRANSFER  AS  SET  FORTH  IN
SECTION  5.

                             NO. OF SHARES:   _____
                               DATE:     NOVEMBER ___, 1997
                                OPTION NO.  00__

                                     OPTION

                           TO PURCHASE COMMON STOCK OF

                             CORECARE SYSTEMS, INC.

     THIS OPTION CERTIFIES THAT, for value received, and in consideration of the mutual covenants and agreements contained in this Option, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the registered holder hereof, _________________, or his heirs, personal representatives, successors and assigns, is entitled to purchase from CoreCare Systems Inc., a corporation organized and existing under the laws of the State of Delaware, located at 940 West Valley Road, Suite 2102, Wayne, PA 19087, shares of the Stock (as hereinafter defined) at the Purchase Price (as hereinafter defined) in lawful money of the United States of America, at any time on or after November __, 1997, until on or before 5 P.M., Eastern Time on November __, 2002 (the "Expiration Date").

     SECTION 1. DEFINITIONS. For all purposes of this Option, the following terms shall have the meanings indicated:

               "BUSINESS  DAY"   shall mean any day except a Saturday, a Sunday,
or a legal holiday on which the New York Stock Exchange is closed for trading on a regular basis.

               "COMMISSION" shall mean the U.S. Securities and Exchange Commission and any other similar or successor agency of the federal government then administering the Securities Act or the Exchange Act.

               "COMPANY"    shall  mean  said CoreCare Systems, Inc., a Delaware
corporation, together with any corporation which shall succeed to or assume the obligations of the Company under this Option.

               "EFFECTIVE  DATE"    shall  have  the  meaning  assigned to it in
Section  4.A.

               "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended and any similar or successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

               "OPTIONHOLDER" shall refer to and his heirs, personal representatives, successors and assigns.

               "OPTION  SHARES"    shall  mean  shares of the Stock purchased or
purchasable by the Optionholder and any transferee (s) upon the exercise thereof pursuant to Section 4.

               "PURCHASE  PRICE"    shall  mean  the Purchase Price specified in
Section  4.C.

               "SECURITIES ACT" shall mean the Securities Act of 1933, as amended an any similar or successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

               "STOCK  "    shall  mean  the  Company's authorized common stock,
$0.001  par  value  per  share.

               "TRANSFER" as used in Section 5, shall mean include and disposition of this Option or Option(s) issued in exchange, transfer or replacement thereof, or Option Shares, or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

     All terms used in this Option which are not defined in this Section 1 have the meanings respectively set forth therefor elsewhere in this Option.

     SECTION 2. OWNERSHIP OF THIS OPTION. The Company may deem and treat the Optionholder as the holder and owner hereof, notwithstanding any notations of ownership or writing hereon made by anyone other than the Company, for all purposes and shall not be affected by any notice to the contrary, until presentation of this Option for transfer and registration as provided in Section
3. The Company shall maintain, at its office at 940 West Valley Rd Suite 2102, Wayne, PA 19087 ( or at such other office of the Company as the Company shall designate from time to time by notice to the Optionholder or any transferee(s) thereof ) a register in which the Company shall record the name and address of the Option holder as well as the name and address of any transferee(s)) thereof.

     SECTION 3. EXCHANGE, TRANSFER AND REPLACEMENT. This Option is exchangeable, upon the surrender hereof by the Optionholder to the Company at its office provided for in Section 2, for new Option(s) of like tenor, representing in the aggregate the right to purchase the number of shares of the Stock as shall be designated by the Optionholder at the time of such surrender. This Option and all rights hereunder are transferable, in whole or in part, only upon the register provided for in Section 2, by the Optionholder in person or by duly authorized attorney, and new Options(s) shall be made and delivered by the Company, of the same tenor as this Option but registered in the name of the transferee(s), upon surrender of this Option with a duly executed assignment form, at said office of the Company. Upon receipt by the Company at its office provided for in Section 2 of evidence reasonable satisfactory to it of the loss, theft, destruction or mutilation of this Option, the Company will make and deliver a new Option of like tenor in replacement of this Option. The new Option(s) issued in exchange, replacement or transfer of this Option in accordance with the provisions of this Option when executed and delivered by the Company shall be fully enforceable against the Company, and any such Option(s) and this Option shall be deemed to constitute one and the same instrument. This Option shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange, transfer or replacement. The Company shall pay all taxes and other expenses and charges incurred by it in connection with the preparation, execution and delivery of any Option(s) pursuant to this Section 3.

     SECTION  4.          EXERCISE  OF  THIS  OPTION

               A. PROCEDURE FOR EXERCISE. At any time prior to the Expiration Date, this Option or Option(s) issued in exchange, transfer or replacement thereof may be exercised in whole or in part by the Option holder or any transferee(s) thereof by delivering written notice of such exercise (the "Notice of Exercise") to the Company at its office provided for in Section 2. The exercise of this Option shall be deemed to have been effected as of the close of business on the Business Day preceding the date such Notice of Exercise is delivered to the Company (the "Effective Date"). This Option or Option(s) issued in exchange, transfer or replacement thereof and the Purchase Price shall be delivered to the Company at such address on or before thirty (30) days after the Effective Date (the "Closing Date"), and the Company shall, on the Date of Closing, execute or cause to be executed and deliver to the Optionholder a certificate or certificates representing in the shares of Stock. Each stock certificate so delivered shall be in such authorized denomination of shares as may be requested by the Option holder and shall be registered in the name of the Optionholder or such other name as shall be designated by the Optionholder, and, to the extent permitted by law, the person in whose name any such stock certificate shall be issuable upon such exercise shall be deemed to have become the holder of record of the shares represented thereby as of the time when the exercise of this Option or Option(s) issued in exchange, transfer or replacement thereof with respect of such shares shall be deemed to be effectedThe Company shall pay all taxes and other expenses and charges incurred by it in connection with the preparation, execution and delivery of any Stock Certificate(s) pursuant to this Section 4.

               B. EFFECT OF EXERCISE. It is the intent of the Company that this Option or Option(s) issued in exchange, transfer or replacement thereof collectively shall cover, and the total number of Option Shares shall be equal in amount to 208,333 shares of the Stock.

               C. PURCHASE PRICE. The Purchase Price shall be an amount equal to $0.90 per share of the Stock , and shall be payable as follows: cash or check delivered to the Company on or before thirty (30) days after the Effective Date as defined in Section 4.

               D. TRANSFER RESTRICTION LEGEND. Each certificate representing Option Shares initially issued upon the exercise of this Option or Option(s) issued in exchange, transfer or replacement thereof, shall bear the following legend on the face thereof:

          THE  SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE               NOT
BEEN  REGISTERED UNDER THE SECURITIES ACT OF 1933, AS               AMENDED, AND
MAY  NOT  BE SOLD, TRANSFERRED, PLEDGED,               OR HYPOTHECATED UNLESS SO
REGISTERED  OR  UNLESS  IN  THE                    OPINION OF COUNSEL REASONABLY
SATISFACTORY  TO THE               COMPANY, AN EXEMPTION FROM REGISTRATION UNDER
SUCH                              ACT  IS  AVAILABLE.

The  transfer  of  said  securities  is subject to the restrictions set forth in
Section 5 of that Stock Option No. 00__ dated NOVEMBER __, 1997, of CORECARE SYSTEMS, INC. and delivered to ____________, a copy of which is available for inspection at the principal office of CoreCare Systems, Inc., and no transfer of said securities shall be valid or effective unless and until the terms and conditions of said Section 5 shall have been complied with.

Any certificate issued at any time upon transfer of, or in exchange for or replacement of, any certificate bearing such legend (except a new certificate issued upon completion of a public distribution of the securities represented thereby pursuant to a registration under the Securities Act) shall also bear legend unless, in the opinion of counsel for the registered holder thereof, addressed, delivered and acceptable to the Company and such holder, the securities represented thereby need no longer be subject to the restrictions contained in Section 5. The provision of Section 5 shall be binding upon all subsequent holders of certificates bearing the above legend.

               E. ISSUANCE OF OPTION SHARES. All shares of the Stock issuable upon the exercise of this Option or Option(s) issued in exchange, transfer or replacement thereof shall, when issued, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all liens, restrictions, encumbrances and interests of others, except applicable securities law restrictions.

     SECTION  5.          RESTRICTIONS  ON  TRANSFER.

               A. RESTRICTIONS IN GENERAL. Notwithstanding any provisions contained in this Option to the contrary, this Option or Option(s) issued in exchange, transfer or replacement thereof shall not be transferable and the related Option Shares shall not be transferable except upon the conditions specified in this Section 5, which conditions are intended, among other things, to insure compliance with the provisions of the Securities Act in respect of the exercise or transfer of this Option or transfer of such Option Shares. The
Optionholder agrees that he will not: ( i ) transfer this Option prior to delivery to the Company of the opinion of counsel referred to in Section 5.B. below, or ( ii ) transfer such Option Shares prior to delivery to the Company of the opinion of counsel referred to in Section 5. B. below.

               B. STATEMENT OF INTENTION TO EXERCISE: OPINION OF COUNSEL. The Optionholder agrees that prior to any transfer of this Option, or any transfer of the related Option Shares, he will deliver to the Company a statement of intention to transfer setting forth the name and address of such prospective transferee and the terms of the proposed transfer, along with a signed copy of the opinion of his counsel as to the non-necessity for registration under the Securities Act in connection with such transfer which opinion shall be
acceptable  to  Company.    The  following  provision  shall  then  apply:

                    ( 1 ) If, in the opinion of the said counsel, either the proposed transfer of this Option or the proposed transfer of such Option Shares may be effected without registration under the Securities Act of this Option or such Option Shares, as the case may be, then the Optionholder shall be entitled to transfer this Option or transfer such Option Shares, in accordance with the terms of the proposed transfer to the prospective transferee(s) set forth in the statement delivered by the Optionholder to the Company.

                    ( 2 ) If, in the opinion of said counsel, either the proposed transfer of this Option or the proposed transfer of such Option Shares may not be effected without registration under the Securities Act of this Option or such Option Shares, as the case may be, the Optionholder shall not be entitled to transfer this Option or to transfer such Option Shares, as the case may be, until such registration is effective.

               C. APPLICABILITY OF RESTRICTIONS TO TRANSFEREE(S) The Option(s) issued to any transferee(s) in exchange, transfer or replacement of this Option, or the related Option Shares issued to any transferee(s), shall, to the extent permitted by law, continue to subject to the terms of this Section 5, and any such transferee(s) shall be bound hereby and agree(s) to comply with the terms hereof, and shall, on request of the Company, execute an acknowledgment thereof.

     SECTION 6. REGISTRATION UNDER THE SECURITIES ACT. The Company shall file with the Commission a registration statement under the Securities Act covering the Option Shares and the Option(s) within one ( 1 ) year of execution by the Company of this Option. If the Company files a registration statement before one year from the date of this Option, the Company will include the Option Shares in such registration. The Company shall pay all costs and expenses incurred by it in connection with any registration of the Option Shares including underwriter commissions, brokerage fees, transfer taxes, fees and expenses of its accountants and attorneys.

     SECTION 7. SPECIAL AGREEMENTS OF THE COMPANY. The Company covenants and agrees that:

               A. RESERVE SHARES. The Company shall authorize, reserve and set apart and have available for issuance at all times, free from preemptive rights, that number of shares of the Stock which is deliverable upon the exercise of this Option or Option(s) issued in exchange, transfer or replacement thereof, and the Company shall have at all times any other rights or privileges provided for therein sufficient to enable it at any time to fulfill all of its obligations hereunder.

               B. CERTAIN ACTIONS PROHIBITED. The Company shall not take any of the following actions which might adversely affect the exercise rights of the Optionholder or any transferee(s) thereof:

                    (  1  )    Change  its  authorized  capital  stock,

                    (  2  )   Pay a dividend or make any other distribution upon
the Stock which is payable in shares of the Stock,

                    (  3  )    Make  a  general  assignment  for  the benefit of
creditors,  or

                    ( 4 ) Authorize the resolution, liquidation or winding-up of the business affairs of the Company.

               C. AVOID CERTAIN ACTIONS. The Company shall not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, issue or sale of securities or otherwise, avoid or take any action which may adversely affect, in any manner, the rights of the Optionholder or the value of the Option or Option Shares issued hereunder, or would have the effect of avoiding the observance or performance of any of the terms to be observed or performed hereunder by the Company under this Option.

               D. INSPECTION AND OTHER INFORMATION. The Option holder and such person(s) as he may designate, at the Optionholder's expense, may at any time upon at least 10 days prior written notice to the Company visit and inspect any of the properties of the Company (but only to the extent that any such visitation or inspection does not unreasonably interfere with normal business operations of the Company), examine the Company's books of account, take copies and extracts therefrom and discuss the affairs, finances and accounts of the
Company with its officers, employees and public accountants (and by this provision the Company hereby authorizes said accountants to discuss with the Optionholder and such person(s) as he may designate, its affairs, finances and account(s), at such reasonable times, with or without a representative of the Company present, and as often as the Optionholder and any such person(s), as the case may be, may desire. The Company will furnish to the Optionholder such other information as he from time to time may reasonably request.

     SECTION  8.          NOTIFICATIONS  BY  THE COMPANY.   In case at any time:

               (1) the Company shall declare upon the Stock any dividend or other distribution (other than a dividend payable in shares of the Stock which is prohibited under Section 7.B. above) to the Stockholder;

               (2) the Company shall file with the Commission or with any national securities exchange (as defined in the Exchange Act) an appli-cation to register the Stock pursuant to the Exchange Act;

               (3) the Company shall become subject to an involuntary dissolution, liquidation or winding up;

               (4) the Company shall file a voluntary petition in bankruptcy, or a petition for reorganization under the bankruptcy laws;

               (5) an involuntary petition in bankruptcy shall be filed against the Company;

               (6) a receiver or trustee shall be appointed for all or any part of the property or assets of the Company; or

               (7) a levy, attachment or garnishment shall be issued against the Company or any lien shall be filed against the property of the Company, an not be satisfied or released within sixty (60) days after the issuance or filing thereof unless the same is being contested in good faith.

then, in any one or more of such cases, the Company shall give notice to the Optionholder or any transferee(s) thereof of the date on which any of the foregoing events has taken place and such notice shall be given not more than three (3) Business Days after the event.

     SECTION 9. NOTICE All notices, requests and other communications required or permitted to be given or delivered to the Optionholder or any transferee(s) thereof shall be in writing, and shall be delivered, or shall be sent by certified or registered mail, postage prepaid and addressed, to the Optionholder at the following address:



or at such other address as shall have been furnished to the Company by notice from the Optionholder. All notices, requests, and other communications required or permitted to be given or delivered to the Company shall be in writing, and shall be delivered, or shall be sent by certified or registered mail, postage prepaid and addressed, to the office of the Company specified in Section 2 above, or at such other address as shall have been furnished to the Optionholder by notice from the Company.

     SECTION 10. NO RIGHTS OR LIABILITIES AS SHAREHOLDER. This Option or Option(s) issued in exchange, transfer or replacement thereof shall not entitle the Optionholder or any transferee(s) thereof to any of the rights of a shareholder of the Company. No provision hereof, in the absence of affirmative action by the holder hereof to purchase shares of Stock, and no mere enumeration herein of the rights of privileges of the holder hereof, shall give rise to any liability of such holder for the Purchase Price or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

     SECTION 11. GOVERNING LAW, CONSENT TO JURISDICTION. This Option shall be governed by, and construed and enforced in accordance with, the laws of the
Sate  of    Pennsylvania.

     SECTION 12. MISCELLANEOUS. This Option and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party (or any predecessor in interest thereof) against which enforcement of the same is sought. The headings in this Option are for purposes of references only and shall not affect the meaning of construction of any of the provisions hereof.

     SECTION 13. ATTORNEYS FEES. In the event the Company or the Optionholder or any transferee(s) thereof, or any of them, shall initiate a legal action or other proceeding to enforce interpret the provisions of this Option, the prevailing party shall be entitled to receive reasonable attorneys; fees and costs for all proceedings, trials and appeals, whether incurred before, during or after proceeding, trial or appeal.

IN WITNESS WHEREOF, CORECARE SYSTEMS, INC. has caused this Stock Option to be executed and delivered by its duly authorized officer this __th day of November, 1997.



                              CORECARE  SYSTEMS,  INC.
[SEAL]


                              BY:___/S/ Rose S. DiOttavis
                                    ROSE  S.  DIOTTAVIO,  PRESIDENT


ATTEST:


BY:    /S/ Richard Beatty
        RICHARD  BEATTY,  SECRETARY

     ELECTION  TO  PURCHASE

The undersigned Holder hereby irrevocably elects to exercise the within Option to purchase _____________________________ Shares(*) of Common Stock issuable upon the exercise thereof and requests that certificates for such Shares be issued in his/her/its name and delivered to him/her/it at the following address:

______________________________________________________________________________;

Date:__________________

_______________________________________________________________________________
     SIGNATURE(S)(**)



_______________________________________________________________________________

     ASSIGNMENT

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers the within Option to the extent of _______________________ Shares(*) purchasable upon exercise thereof to _____, whose address _____________________________________________________
and hereby irrevocably constitute and appoint _________________________________________ his/her/its Attorney to transfer said
Option  on  the  book  of  the  Company,  with  full  power  of  substitution.

Date:___________________

_______________________________________________________________________________
     SIGNATURE(S)(**)
______________________________________________________________________________

* If the Option is to be exercised or transferred in its entirety, insert the word "All" before "Shares"; otherwise insert the number of shares then purchasable on the exercise thereof as to which transferred or exercised. If such Option shall not be transferred or exercised to purchase all shares purchasable upon exercise thereof, that a new Option to purchase the balance of such shares be issued in the name of, and delivered to, the Holder at the address stated below.

** Signature(s) must conform exactly to the names(s) of the Holder as set forth on the first page of this Option.



EXHIBIT 3.23


          THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS, AND CANNOT BE TRANSFERRED EXCEPT UPON SUCH REGISTRATION UNLESS, IN THE OPINION OF THE MAKER'S COUNSEL OR OTHER COUNSEL REASONABLY ACCEPTABLE TO MAKER, EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE.

     PROMISSORY  NOTE

$500,000.00          PENNSYLVANIA
     MAY  __,  1998


FOR VALUE RECEIVED, CORECARE SYSTEMS, INC., a Delaware corporation ("Maker"), with a principal office located at West Valley Business Center, Suite 2102,
Wayne, PA 19087, hereby promises to pay to Chang Hi Yun, Kyung Hee Yun, Chae Teok Goh, and Myung Hee Goh, a Joint Venture known as Blue Bell Capital Group ("Payee"), with an address at 725 Skippack Pike, Suite 360, Blue Bell, PA 19422 (or such other address as the Payee hereunder may provide by notice to Maker from time to time) or any assignee of this Note who is registered as the owner thereof by the Maker on a register maintained for that purpose, the principal sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) DOLLARS, together with interest at the rate of eight (8%) per cent per annum in accordance with and subject to the terms provided herein.

The indebtedness evidenced by this Note shall be payable as follows: the sum of $75,000 on June 24, 1998; the sum of $50,000 on July 24, 1998; the sum of
$50,000 on August 24, 1998; and thereafter $25,000 per month, with each installment payment inclusive of principal and interest ("Installment Payments"), with a balloon payment equal to the then outstanding principal and interest due at the first to occur of December 31, 1998 or the closing of a sale of $3,000,000 of the company's convertible preferred stock.

All principal and interest payments hereunder are payable in lawful money of the United States of America to the Payee at the address first shown above, or at such other address as may be directed by Payee, in immediately available funds.

The Maker hereby waives presentment, demand, dishonor, protest, notice of protest, diligence and any other notice or action otherwise required to be given or taken under the law in connection with the delivery, acceptance, performance, default, enforcement or collection of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended, modified or subordinated (by forbearance or otherwise) from time to time, without in any way affecting the liability of the Maker.

If the Maker shall fail to pay any installment, when due, and such failure to pay is not cured within five (5) days of the Maker's receipt of written notice from the Payee of such default, or if Maker shall breach any material covenant, warranty, representation or provision of the Agreement or this Note (other than provisions relating to payment), and such violation is not cured within fifteen
(15) days from the date the maker receives written notice of default from the Payee or if the Maker shall (i) make a general assignment for the benefit of creditors; (ii) be adjudicated a bankrupt or insolvent; (iii) file a voluntary petition in bankruptcy; (iv) take advantage of any bankruptcy or insolvency law or statute of the United States of America or any state or jurisdiction thereof now or hereafter in effect; (v) have a petition or proceeding filed against the Maker under any bankruptcy or insolvency law or statute of the United States of America or any state or jurisdiction thereof, which petition or proceeding is not dismissed within forty-five (45) days from the date of commencement thereof;
(vi) or have a receiver, trustee, custodian, conservator or other person appointed by any court to take charge of the Maker's affairs, assets or business and such appointment is not vacated or discharged within forty-five (45) days thereafter; (vii) sells or otherwise disposes of substantially all of its assets or merges or consolidates with any other business organization except where Maker is the surviving entity of such merger or consolidation; or (viii) terminates, dissolves, liquidates or winds up its business operation; then, and upon the happening of any such event, the Payee, at Payee's option, by written notice to the Maker, may declare the entire indebtedness then evidenced by this
Note immediately due and payable, whereupon the same shall forthwith mature and become immediately due and payable without presentment, demand, protest or further notice.

If Maker shall fail to pay the indebtedness then evidenced by this Note, and the Payee shall exercise or endeavor to exercise any of its remedies hereunder, the Maker shall pay all reasonable costs and expenses incurred in connection therewith, including, without limitation, reasonable attorneys' fees, and the Payee may take judgment for all such amounts in addition to all other sums due hereunder.

No consent or waiver by the Payee with respect to any action or failure to act by Maker which, without such consent or waiver, would constitute a breach of any provision of this Note shall be valid and binding unless in writing and signed by the Payee. No such consent or waiver given by Payee on any one occasion shall be construed to constitute a consent or waiver by Payee on any subsequent occasion. No forbearance in the exercise of any right or remedy of Payee shall be construed as a waiver of such right or remedy.

This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without consideration of any conflict of laws principles. If any covenant or other provision of the Note is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, all other covenants and provisions of the Note shall nevertheless remain in full force and effect, and no covenant or provision shall be deemed dependent upon any other covenant or provision.

This Note shall be binding upon and inure to the benefit of the Maker and the Payee, and their respective successors and assigns; provided, however, that Maker shall not, without the prior written consent of Payee, delegate its obligations hereunder to another entity.

Maker irrevocably waives any and all rights Maker may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any document executed in connection with this Note or any transaction contemplated in any such documents. Maker acknowledges that the foregoing waiver is knowing and voluntary.

This Note may not be transferred or assigned except for purposes of collection, or to the members of the Payee. Any transfer otherwise permitted hereunder shall not be effected unless, in the opinion of Maker's counsel, or other counsel reasonably acceptable to Maker, such transfer may be made without registration under the Securities Act of 1933 and any applicable state securities laws. A permitted assignee of the Payee shall have the right to have a new Note of like tenor, issued and registered in such assignee's name upon surrender of this Note, endorsed for transfer to the assignee.

MAKER HEREBY EMPOWERS ANY ATTORNEY OF ANY COURT OF RECORD, AFTER THE OCCURRENCE OF ANY EVENT OF DEFAULT HEREUNDER, TO APPEAR FOR MAKER AND, WITH OR WITHOUT COMPLAINT FILED, CONFESS JUDGMENT, OR A SERIES OF JUDGMENTS, AGAINST MAKER IN
FAVOR OF PAYEE FOR THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE, ALL ACCRUED INTEREST AND ALL OTHER AMOUNTS DUE HEREUNDER, TOGETHER WITH COSTS OF SUIT AND AN ATTORNEY'S COMMISSION OF NOT MORE THAN FIFTEEN PERCENT (15%) OF THE ENTIRE UNPAID BALANCE (INCLUDING ALL ACCRUED INTEREST) AND NOT LESS THAN FIVE THOUSAND DOLLARS ($5,000.00) ADDED AS A REASONABLE ATTORNEY'S FEE, AND FOR DOING SO THIS NOTE OR A VERIFIED COPY BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT. MAKER HEREBY FOREVER WAIVES AND RELEASES ALL ERRORS IN SAID PROCEEDINGS AND ALL RIGHTS OF APPEAL AND ALL RELIEF FROM ANY AND ALL APPRAISEMENT, STAY OR EXEMPTION LAWS OF ANY STATE NOW IN FORCE OR HEREAFTER ENACTED. INTEREST ON ANY SUCH JUDGMENT SHALL ACCRUE AT THE DEFAULT RATE.

NO SINGLE EXERCISE OF THE FOREGOING POWER TO CONFESS JUDGMENT, OR A SERIES OF JUDGMENTS, SHALL BE DEEMED TO EXHAUST THE POWER, WHETHER OR NOT ANY SUCH EXERCISE SHALL BE HELD BY ANY COURT TO BE INVALID, VOIDABLE, OR VOID, BUT THE POWER SHALL CONTINUE UNDIMINISHED AND IT MAY BE EXERCISED FROM TIME-TO-TIME AS OFTEN AS PAYEE SHALL ELECT UNTIL SUCH TIME AS PAYEE SHALL HAVE RECEIVED PAYMENT IN FULL OF THE

DEBT,  INTEREST  AND  COSTS.

          IN WITNESS WHEREOF, the Maker, by its duly authorized officer, has executed this Note under seal as of the date first above written.

                                   CORECARE  SYSTEMS,  INC.


(CORPORATE  SEAL)
                                   BY:      /S/
                                      ROSE  S.  DIOTTAVIO,  PRESIDENT




EXHIBIT 3.24


                        SETTLEMENT AND RELEASE AGREEMENT

Re:          Note  in the amount of $530,000 due June 23, 1998 due June 23, 1998
("Note") and stock purchase warrants for 500,000 shares of Common Stock with "put" at $1.00 per share ("Warrants/Put")

The following sets forth the terms of a settlement and release between CoreCare Systems, Inc. and Chang Hi Yun, Kyung Hee Yun, Chae Teok Goh, and Myung Hee Goh, a Joint Venture known as Blue Bell Capital Group ("Blue Bell") with respect to the Note and the Warrants/Put. The authorized representative of Blue Bell for purposes of this transaction is Chang Hi Yun who has been designated by Blue Bell as the party authorized to execute and deliver this Agreement.

In consideration of the mutual promises and covenants between Blue Bell and CoreCare, and other good and valuable considerations, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

     1. In exchange for Blue Bell's complete and full surrender and release of its rights under the Note, Stock Purchase Warrant No. BBC-1 ("Warrant"), and Subscription and Investment Agreement dated June 23, 1997 wherein the "Put" is further described (collectively the "Investment Agreements"), CoreCare shall provide the following:

     A. CoreCare shall pay Blue Bell the outstanding balance of the Note upon execution of this Settlement and Release Agreement.

B. The principal sum of $500,000, representing the buy out amount of the "Put" will be evidenced by a promissory note with interest to accrue at the rate of eight (8%) per cent per annum due on December 31, 1998 ("New Note"). The New Note shall further provide that CoreCare shall pay the sum of $75,000 on June 24, 1998; the sum of $50,000 on July 24, 1998; the sum of $50,000 on August 24,
1998; and thereafter $25,000 per month, with each installment payment inclusive of principal and interest ("Installment Payments"), with a balloon payment due at the first to occur of December 31, 1998 or the closing of a sale of $3,000,000 of the company's convertible preferred stock.

     C. Together with each Installment Payment, CoreCare shall deliver stock purchase warrants exercisable for 25,000 shares of CoreCare Common Stock at $1.00 per share with an expiration date of June 30, 2002.

2. It is understood and agreed that the terms set forth herein and in the New Note shall be in full and complete satisfaction of any and all rights Blue Bell may have with respect to the Warrants/Put. Blue Bell shall immediately surrender the Note and Warrant to CoreCare. Blue Bell acknowledges and agrees that the execution and delivery of this Agreement by it is made voluntarily to provide an amicable conclusion of Blue Bell's investment in CoreCare.

3. Except as specifically set forth herein and in the New Note delivered in connection with this Agreement, Blue Bell and each of its members, for themselves their heirs, successors and assigns agree to and hereby do release, remise, acquit and forever discharge CoreCare, its officers, directors, shareholders, employees, agents and their parent, affiliated, successor, subsidiary and other related corporations and companies, and the officers, directors, shareholders, employees and agents of such corporations and companies (collectively "Released Parties"), and each of them, jointly and severally, from any and all liability, claims, demands, actions, causes of action, suits, grievances, debts, sums of money, controversies, agreements, promises, damages, costs, expenses, attorney's fees, and remedies of any type, whether known or unknown, liquidated or unliquidated, fixed or contingent, direct or indirect, which Blue Bell or any one of them, ever had, may now have, or may hereafter have against any one or more of the Released Parties, including but not limited to any matter, cause, act or omission arising out of or in connection with the Investment Agreements, the termination of those Investment Agreements or any circumstances related to such termination, including any state or federal securities laws and regulations.

4. CoreCare an Blue Bell agree that the foregoing together with the New Note constitutes the entire agreement between them and that there exist no other agreement, oral or written, between them relating to any matters covered by this Agreement and Release, and this Agreement and Release may not be modified except by an express written agreement between them.

5. All notices and other communications provided for hereunder shall be in writing and sent by United States mail, registered or certified, or by facsimile (provided a copy is sent simultaneously by regular mail), or overnight delivery with a reputable carrier, and addressed as follows:

As  to  CoreCare:                                        As  to  Blue  Bell
940  West  Valley  Road                              725  Skippack  Pike
Suite  2102                                                  Suite  360
Wayne,  PA    19087                                        Blue  Bell, PA  19422

6. This Agreement and Release may be executed in one or more counterparts, and shall be effective when at least one counterpart has been executed by each party.

     WHEREFORE, to signify their agreement to the terms set forth herein, CoreCare and Blue Bell by each of their respective duly authorized officers and representatives have caused this Agreement and Release to be executed and effective on the date set forth below their names.

BLUE  BELL  CAPITAL  GROUP,  INC.                    CORECARE  SYSTEMS,  INC.

By:    __       ______________________        By  _   ______________________

Date:___________________________                 Date: _ _______________________




EXHIBIT 6.1

               PROMISSORY  NOTE


$1,775,000.00

                                                                   JUNE 27, 1996

          FOR VALUE RECEIVED, WESTMEADE HEALTHCARE, INC., a Pennsylvania corporation, having an address at c/o CoreCare Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038 ("Borrower") does promise to pay to the order of FINOVA CAPITAL CORPORATION, a Delaware corporation, having an address at 3200 Park Center Drive, Costa Mesa, California 92626, or any subsequent holder of this Note ("Lender") the principal sum of One Million Seven Hundred Seventy-Five Thousand Dollars ($1,775,000.00) lawful money of the United States of America, together with interest thereon at the -inter-est rate set forth in
Article I, Section B of this Note (the "Inter-est Rate"). This Note evidences a loan (the "Loan") made by Lender to Borrower and is secured by, among other things, a Mortgage, Assignment of Leases, Rents and Other Income and Security Agree-ment on certain property located at 1460 Meetinghouse Road, Warwick, Pennsylvania, which is dated the date hereof and is made be-tween Borrower and Lender (herein-after, the "Mortgage") covering the Mortgaged Property (as such term is defined in the Mortgage), an Assignment of Leases, Rents, Guaran-tees, Profits, Issues and Other Income dated the date hereof made by Borrower as collateral for the Loan (hereinafter, the "Assign-ment"). (This Note, the Mortgage, the Assignment and such other documents evidencing such other security which may now or here-after be given as further security for, or in connection with, the Loan, are herein collec-tively referred to as the "Loan Documents"). The outstanding principal amount of this Note, together with all accrued but unpaid interest thereon, and all other sums due hereunder (in-cluding delinquency charges) or under the Loan Documents shall be due and payable on June 27, 2001 (the "Matu-rity Date"), or on such earlier date as may be required under the terms of this Note or any of the Loan Docu-ments.


                                                                       211428 v3

I                      ARTICLE
                       -------

                       INTEREST RATE AND MONTHLY PAYMENTS

A.                                MONTHLY  PAYMENTS.

          Repayment of the Loan shall be calculated in equal monthly installments of principal and interest based on an amortization schedule of twenty (20) years from the date hereof at the Interest Rate; provided, how-ever, that the outstanding principal amount of this Note, together with accrued and unpaid interest thereon, and all other sums due hereunder (in-cluding delinquency charges) or under the Loan Docu-ments shall be due and payable on the Maturity Date. On the date hereof, Borrower shall pay to Lender interest on the outstanding princi-pal amount of the Loan from the date hereof through and including June 30, 1996. Thereafter, principal and interest on this Note shall be payable monthly in arrears commencing August 1, 1996, and on the first day of each and every month there-after until the Maturity Date (each date on which payments of principal and interest are due being herein referred to as a "Due Date"). The monthly payments of principal and interest under this Note required on each Due Date during the term of this Loan shall be in the amount of Eighteen Thousand Two Hundred Forty-Eight and 92/100 Dollars ($18,248.92) and shall be paid without offset, claim or deduc-tion. Interest on the out-standing princi-pal balance of this Note shall be computed on the basis of a 360-day year and the actual number of days elapsed. Any payment due hereunder on a day which is not a Business Day (hereinafter defined) in the jurisdiction in which payment is to be made shall be made on the next follow-ing day which is a Business Day in that jurisdic-tion. The term "Business Day" as used herein shall mean any day other than a Saturday or Sunday on which banks are open for business in the relevant jurisdiction.

B.                                INTEREST  RATE.

          The annual Interest Rate on the outstanding principal balance of this Note until the Maturity Date shall be fixed for the term of the Loan at Ten and 94/100 percent (10.94%) which is equal to the sum of four hundred twenty-five
(425) basis points over the Treasury Constant Maturity Rate as published by the Federal Reserve Bank for five (5) year Treasury Notes as published most recently prior to the date of this Note.

C.                                DEFINITION.

          Loan Year. "Loan Year" shall mean each twelve (12) month period commencing on June 27, 1996, and on June 27 of each subse-quent year, and ending on the following June 26 from the date hereof until the Maturity Date.


II                      ARTICLE
                        -------

                               GENERAL CONDITIONS

A.                                METHOD  OF  PAYMENT.

          All payments under this Note shall be made to Lender at the address set forth at the beginning of this Note, or in such other manner as Lender shall specify by written notice to Borrower.

B.                                APPLICATION  OF  PAYMENTS  RECEIVED.

          Except as otherwise provided in this Note, all payments received by Lender on this Note shall be applied by Lender as follows:

          FIRST,  to  the  payment  of  delinquency  charges,  if  any;
          SECOND,  to  accrued  and  unpaid  interest  then  due  and owing; and

          THIRD,  to  the  reduction  of  principal  of  this  Note.

C.                                PREPAYMENT.

(1) No prepayment of the Loan (in whole or in part) shall be permitted during the first three (3) Loan Years. Thereafter, Borrower shall be permitted to prepay the Loan in whole but not in part provided that: (a) Borrower has given Lender thirty (30) days' prior written notice (which notice shall be irrevocable) of Borrower's intent to prepay the Loan (the "Notice Date"); (b) Borrower shall pay to Lender all outstand-ing principal, interest and other balances and sums due with respect to the Loan; and, (c) Borrower has paid the prepayment premium- set forth in this Article II, Section C and have complied with all other conditions set forth in this Section.

(2) (a) In the event of prepayment of the Loan as a result of acceleration of the balance of the Loan upon default thereunder by Borrower, a prepayment premium based on the follow-ing formula shall also be due and payable in addition to any other remedies available to Lender.

               (b)     Upon prepayment of the Loan, Borrower shall pay to Lender
a prepayment premium equaling the then present value of the product obtained by multiplying: (i) the decline, if any (if there is no decline, then this amount shall be zero (0)), between (A) the yield to maturity (expressed as a per-centage) at the date hereof of U.S. Treasury Notes with a maturity date similar to that of this Note and (B) the yield at the time of prepayment of U.S. Treasury Notes with a maturity date equal to the then remaining term of the Loan, as such yield is reported in The Wall Street Journal or similar publication on the fifth (5th) Business Day preceding the date of prepayment; by
(ii) the number of whole and fractional years remaining between the date of prepayment and the Maturity Date and by (iii) the outstanding balance of the Loan, inclusive of all accrued inter-est thereon plus an amount equal to two percent (2%) of the then outstanding principal balance of the Loan as of the Notice Date.

(3) Any payment on this Note after acceleration shall be deemed a prepayment irrespective of when made and Lender shall be entitled to a prepayment premium in connec-tion therewith as set forth herein. Notwithstanding any of the foregoing, in the event of the application of insurance or condemnation pro-ceeds to the outstanding balance of the Loan pursuant to the provisions of the Mortgage, this Note may be prepaid, in whole or in part, without prepayment premium.

D.                                DELINQUENCY  CHARGES.

          In the event Borrower fails to pay any amount of prin-cipal and/or interest on this Note or any other amounts required hereunder or under the Mortgage or the other Loan Documents for five (5) days after such payment becomes due, whether by acceler-ation or otherwise, Lender may, at its option, whether immedi-ately or at the time of final payment of the amounts due on this Note, the Mortgage or the other Loan Documents, impose on demand a delin-quency charge equal to the greater of (i) five percent (5%) per annum in excess of the Interest Rate hereunder, on the amount of such payment, computed from the Due Date to the date of receipt of such payment by Lender in good funds or (ii) five percent (5%) of the amount of such past due payment notwithstand-ing the date on which such payment is actually paid to Lender; provided, however, that if any such delinquency charge is in excess of the amount permitted to be charged to Borrower under applic-able Federal or state law, Lender shall be entitled to collect a delinquency charge at the highest rate permitted by such law. Until any and all such delinquency charges are paid in full, the amount thereof shall be added to the indebted-ness evi-denced by this Note (even if such addition causes the princi-pal amount to exceed the face amount of this Note) and shall be secured by the Loan Documents and by any other col-lateral held by Lender to secure such indebtedness. Borrower agrees that any such delinquency charges shall not be deemed to be additional interest or a penalty, but shall be deemed to be liquidated dam-ages because of the difficulty in computing the actual amount of damages in advance.

E.                                ACCELERATION.

(1)                                If:

(a) Borrower fails to pay any sum of prin-cipal or interest due on this Note for five (5) days after receipt of notice from Lender of such failure; or

(b) Borrower shall fail to pay any other sum required to be paid by Borrower under this Note for five (5) days after re-ceipt of notice from Lender of such failure; or

(c) an "Event of Default", as said term is defined in any of the Loan Documents, shall exist subject to applicable notice, grace and right to cure provi-sions;

then, and in any such event, Lender may, at its option, declare the entire unpaid balance of this Note together with interest accrued thereon, and all other sums due hereunder (including de-linquency charges) and under the other Loan Documents to be imme-diately due and payable and Lender may proceed to exercise any rights or remedies that it may have under this Note or the other Loan Documents or such other rights and remedies which Lender may have at law, equity or otherwise.

(2) In the event of such acceleration, Borrower may dis-charge its obligations to Lender by paying:

(a) the unpaid balance hereof as of the date of such payment, plus

(b) accrued and unpaid interest, and all other sums due here-under (including de-linquency charges computed in the manner set forth above), plus

(c) a prepayment premium computed as pro-vided in Section C of this Article II, plus

(d)                                all sums due under the other Loan Docu-ments.

F.                                COSTS  AND  EXPENSES  ON  DEFAULT.

          After any event of acceleration shall have occurred pursuant to Section E of Article II herein, in addition to principal, interest and de-linquency charges, Lender shall be entitled to collect all reasonable costs of collection, including, but not limited to, reasonable attor-neys' fees, incurred in connection with the protection or real-ization of collateral or in connection with any of Lender's collection efforts, whether or not suit on this Note or any fore-closure proceeding is filed, and all such reasonable costs and expenses shall be payable on demand and until paid shall be added to the indebtedness evidenced by this Note (even if such addition causes the principal amount to exceed the face amount of this Note) and shall also be secured by the Loan Documents and by all other col-lateral held by Lender as security for Borrower's obligations to Lender.

G.                                NO  WAIVER  BY  LENDER.

          No failure on the part of Lender to exercise any right or remedy hereunder, whether before or after the happening of a default, shall constitute a waiver thereof, and no waiver of any past default shall constitute waiver of any future default or of any other default. No failure to accelerate the debt evidenced hereby by reason of default hereunder, or acceptance of a past due installment, or indulgence granted from time to time shall be construed to be a waiver of the right to insist upon prompt pay-ment thereafter or to impose delinquency charges retroactively or prospectively, or shall be deemed to be a novation of this Note or as a reinstatement of the debt evidenced hereby or as a waiver of such right of acceleration or any other right, or be construed so as to preclude the exercise of any right which Lender may have, whether by the laws of the jurisdiction governing this Note, by agreement or otherwise; and Borrower and each endorser or guarantor hereby expressly waive the benefit of any statute or rule of law or equity which would produce a result contrary to or in conflict with the foregoing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

H.                                WAIVER  BY  BORROWER.

          To the extent permitted by law and except as otherwise expressly provided herein, Borrower hereby waives present-ment, protest, demand, dili-gence, notice of dishonor and of nonpayment, and waives and renounces all rights to the bene-fits of any statute of limita-tions and any moratorium, appraise-ment, exemp-tion and homestead now provided or which may hereafter be pro-vided by any federal or state statute, including but not limited to exemptions provided by or allowed under the Bankruptcy Code of 1978, as amended, both as to itself personally and as to all of its property, whether real or personal, against the enforcement and collection of the obliga-tions evidenced by this Note and any and all exten-sions, renewals and modifications hereof, binding itself, uncon-ditionally and as original promisor for the payment of this Note. LENDER AND BORROWER ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER ANY OF THE LOAN DOCUMENTS OR WITH RESPECT TO THE TRANSACTION CONTEMPLATED THEREBY WOULD BE BASED UPON DIFFICULT AND COMPLEX ISSUES AND, THEREFORE, THE PARTIES AGREE THAT ANY LAWSUIT ARISING OUT OF ANY SUCH CONTRO-VERSY SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

I.                                COMPLIANCE  WITH  USURY  LAWS.

          It is the intention of the parties to conform strictly to the usury laws, whether state or Federal, that are applicable to this Note. All agreements between Borrower and Lender, whether now existing or hereafter arising and whether oral or written, are hereby expressly limited so that in no contin-gency or event whatsoever, whether by acceleration of maturity hereof or other-wise, shall the amount paid or agreed to be paid to Lender, or collected by Lender, for the use, forbearance or de-tention of the money to be loaned hereunder or otherwise, or for the payment or performance of any covenant or obligation contained herein or in the other Loan Documents exceed the maximum amount permissible under applicable Federal or state usury laws. If, under any circumstances whatsoever, fulfillment of any provi-sion hereof or of the other Loan Documents, at the time perform-ance of such provision shall be due, shall involve an amount exceeding the limit of validity prescribed by law, then the obligation to be fulfilled shall be reduced to the limit of such validity; and if, under any circumstances, Lender shall ever receive an amount deemed interest by applicable law, which would exceed the highest lawful rate, such amount that would be ex-cessive interest under applicable usury laws shall be applied to the reduction of the principal amount owing hereunder or to other indebtedness secured by the Loan Documents and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal and such other indebtedness, the excess shall be deemed to have been a payment made by mistake and shall be refunded to Borrower or to any other person making such payment on Borrower's behalf. All sums paid or agreed to be paid to Lender for the use, for-bearance or detention of the indebted-ness of Borrower evi-denced hereby, outstanding from time to time shall, to the extent permitted by applicable law, and to the extent necessary to preclude exceeding the limit of validity prescribed by law, be amortized, pro-rated, allocated and spread from the date of disbursement of the proceeds of this Note until payment in full of the Loan evidenced hereby and thereby so that the actual rate of interest on account of such indebtedness is uniform throughout the term hereof and thereof. The terms and provisions of this paragraph shall control and supersede every other provision of all agreements between Borrower and Lender.

J.                                NOTICE.

          All notices and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes when delivered in person or sent by national overnight courier service or by registered or certified mail, return receipt requested, to either party hereto at its address above stated (in the case of Lender, to the attention of Sharon
E. O'Connell, Director of Lease Administration, with copies to FINOVA Capital Corporation at 1850 North Central Avenue, Phoenix, Arizona 85004, to the
attention of Frederick C. Bauman, Esquire and to Schnader Harrison Segal & Lewis, Suite 3600, 1600 Market Street, Philadelphia, Pennsylvania 19103, to the attention of Jerald M. Goodman, Esquire; in the case of Borrower, c/o CoreCare Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038 to the atten-tion of Thomas T. Fleming, Chairman with a copy to Connolly, Epstein, Chicco, Foxman, Engelmyer & Ewing, 9th Floor, 1515 Market Street, Philadelphia, Pennsylvania 19102-1909, to the attention of Gary S. Lewis, Esquire or at such other address of which it shall have notified the party giving such notice or other communica-tion in writing as aforesaid. Any written notice or other communica-tion shall be deemed to have been received on the date delivered or two (2) days after mailing or one (1) day after sending by overnight courier.

K.                                GOVERNING  LAW;  SUBMISSION  TO  JURISDICTION.

(1) THIS NOTE SHALL BE CONSTRUED IN ACCOR-DANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF ARIZONA. FOR PURPOSES OF THIS SECTION K(1), THE LOAN DOCUMENTS SHALL BE DEEMED TO BE PERFORMED AND MADE IN THE STATE OF ARIZONA.

(2) BORROWER HEREBY AGREES THAT ALL ACTIONS FOR PROCEEDINGS INITIATED BY BORROWER AND ARISING DIRECTLY OR IN-DIRECTLY OUT OF THE LOAN DOCUMENTS SHALL BE LITIGATED IN THE SUPERIOR COURT OF ARIZONA, MARICOPA COUNTY DIVISION, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF ARIZONA OR, IF LENDER INITIATES SUCH ACTION, IN ADDITION TO THE FOREGOING COURTS, ANY COURT IN WHICH LENDER SHALL INITIATE SUCH ACTION, TO THE EXTENT SUCH COURT HAS JURISDICTION, BORROWER HEREBY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR PROCEEDING COMMENCED BY LENDER IN ANY OF SUCH COURTS AND HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS AND COMPLAINT, OR OTHER PROCESS OR PAPERS ISSUED THEREIN, AND AGREES THAT SERVICE OF SUCH SUMMONS AND COMPLAINT OR OTHER PROCESS OR PAPERS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO THE BORROWER AT THE ADDRESS TO WHICH NOTICES ARE TO BE SENT PURSUANT TO THIS NOTE. BORROWER WAIVES ANY CLAIM THAT PHOENIX, ARIZONA OR THE DISTRICT OF ARIZONA IS AN INCONVENIENT FORUM OR AN IMPROPER FORUM BASED ON LACK OF VENUE. SHOULD BORROWER, AFTER BEING SO SERVED, FAIL TO APPEAR OR ANSWER TO ANY SUMMONS, COM-PLAINT, PROCESS OR PAPERS SO SERVED WITHIN THE NUMBER OF DAYS PRESCRIBED BY LAW AFTER THE MAILING THEREOF, BORROWER SHALL BE DEEMED TO BE IN DEFAULT AND AN ORDER AND/OR JUDGMENT MAY BE ENTERED BY LENDER AGAINST BORROWER AS DEMANDED OR PRAYED FOR IN SUCH SUM-MONS, COMPLAINT, PROCESS OR PAPERS. THE EXCLUSIVE CHOICE OF FORUM FOR BORROWER SET FORTH IN THIS SECTION K(2) SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT, BY LENDER, OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING, BY LENDER, OF ANY ACTION TO ENFORCE THE SAME IN
ANY OTHER APPROPRIATE JURISDICTION, AND BORROWER HEREBY WAIVES THE RIGHT TO COLLATERALLY ATTACK ANY SUCH JUDGMENT OR ACTION.

L.                                MISCELLANEOUS.

(1) The captions of the sections of this Note are for the purpose of convenience only and are not intended to be a part of this Note and shall not be deemed to modify, explain, enlarge or restrict any of the provisions hereof.

(2) The remedies provided in this Note, the Mortgage and in the other Loan Documents or otherwise available to Lender for enforc-ing the payment of the principal sum together with interest and performance of the covenants, conditions and agreements herein and therein contained are cumulative and concurrent and may be pursued singly or successively or together at the sole discretion of Lender, and may be exercised from time to time as often as occasion therefor shall occur until Lender has been paid all sums due in full.

(3) If this Note is executed by more than one person as Bor-rower, the obligation of each shall be joint and several. Whenever used (as appro-priate): the singular number shall include the plural, the plural the singu-lar, the use of any gender shall include all genders, and the words
"Borrower" and "Lender" shall include, and the rights and obligations herein contained shall inure to the benefit of and bind, their respec-tive heirs, execu-tors, administrators, successors, vendees and assigns.

(4) The terms and provisions of this Note are sever-able. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Note under federal, state or other applicable law, such unenforceability or invalidity shall not render any other term, covenant, condition or provision hereunder unenforceable or invalid.

(5) In the event any waiver by Borrower hereunder is prohibited by law or unenforceable, such waiver shall be and be deemed to be deleted here-from.

(6) This Note expresses the entire agreement between the Borrower and Lender concerning the subject matter hereof and no modification of this Note shall be effective unless expressed in a mutually signed writing. None of Lender's rights, powers, privileges or immunities under this Note can be waived unless (and then only to the extent that) such waiver is expressed in a writing signed by an authorized Lender officer.

(7) This Note shall be binding upon the Borrower and its successors and assigns and shall inure to the benefit of Lender and its successors and assigns.

(8) The Borrower hereby express the intent to be legally bound by this writing.

(9) Time is of the essence of each and every provision of this Note.




          IN WITNESS WHEREOF, this Note has been duly executed as of the date first above written.


ATTEST:  [Corporate  Seal]



By:_________________________
Name:_______________________
Title:________________________
WESTMEADE  HEALTHCARE,  INC.
 a  Pennsylvania  corporation


By:____________________________
Name:__________________________
Title:___________________________





EXHIBIT 6.2



                                    MORTGAGE,
                  ASSIGNMENT OF LEASES, RENTS AND OTHER INCOME
                                       AND
                               SECURITY AGREEMENT

                               Dated June 27, 1996

                                      from

                           WESTMEADE HEALTHCARE, INC.

                                       to

                           FINOVA CAPITAL CORPORATION




                                   Affecting:


                             1460 Meetinghouse Road
                  Warwick Township, Bucks County, Pennsylvania



                     THIS INSTRUMENT COVERS GOODS WHICH ARE
                    OR ARE TO BECOME FIXTURES RELATED TO THE
                    REAL ESTATE DESCRIBED HEREIN AND IS TO BE
               RECORDED IN THE MORTGAGE RECORDS AND IS ALSO TO BE
                  INDEXED IN THE INDEX OF FINANCING STATEMENTS
                     OR OF FIXTURE FILINGS.  THIS INSTRUMENT
                   CONTAINS AFTER-ACQUIRED PROPERTY PROVISIONS






                       This instrument was prepared by and
                     after recording should be returned to:
                           Jerald M. Goodman, Esquire
                         SCHNADER HARRISON SEGAL & LEWIS
                         1600 Market Street, Suite 3600
                        Philadelphia, Pennsylvania  19103
                                    MORTGAGE,
                  ASSIGNMENT OF LEASES, RENTS AND OTHER INCOME
                                       AND
                               SECURITY AGREEMENT


          THIS MORTGAGE is made this 27th day of June, 1996, be-tween WESTMEADE HEALTHCARE, INC., a Pennsylvania corporation, as the Mortgagor, whose address is c/o CoreCare Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, and FINOVA CAPITAL CORPORA-TION, a Delaware corpo-ration, as the Mort-gagee, whose address is 3200 Park Center Drive, Costa Mesa, California 92626.

                                   Background


          A. Mortgagor is the holder of the fee simple estate in the real property known as and located at 1460 Meetinghouse Road, Warwick Township, Bucks County, Pennsylvania (the "Land") as more particularly described on Exhibit A attached hereto and incorporated herein.

          B. Mortgagor owns and operates on the Land a thirty-two (32) bed residential psychiatric treatment facility for children and adolescents (the "Facil-ity").

          C. For value received, Mortgagor has executed and delivered to Mortgagee a promissory note dated the even date here-with (the "Note") in the principal amount of One Million Seven Hundred Seventy-Five Thousand Dollars ($1,775,000), lawful money of the United States, with interest thereon to be
paid  in  accor-dance  with  the  terms   contained  in  the  Note.

          D. As security for the repayment of the debt evi-denced by the Note, Mortgagor has agreed to: (i) grant to Mortgagee a first priority mortgage lien on the Land; (ii) as-sign to Mortgagee Mortgagor's interest as lessor under any leases of the Land or the Facility pursuant to provisions contained herein and pursuant to that certain Assignment of Leases, Rents, Guarantees, Profits, Issues and Other Income (the "Assignment of Leases") dated the even date herewith; (iii) grant to Mortgagee a perfected security interest in all personal property and fixtures used in connection with the operation of the Facility, and in all pro-ceeds thereof (excluding, however, Permitted Security Interests) (hereinafter defined) pursuant to pro-visions hereof and certain Uniform Commercial Code Financ-ing State-ments(the "Financing Statements") dated the even date herewith; (iv) cause CoreCare Systems, Inc., a Nevada corporation ("CoreCare"), Thomas T. Fleming ("Fleming") and Rose S. DiOttavio ("DiOttavio") (CoreCare, Fleming and DiOttavio shall hereinafter be referred to collectively as the "Guarantors" or sometimes hereinafter individually as a "Guarantor"), individually as well as jointly and severally, to execute and deliver to the Mort-gagee those certain Suretyship Agreements (collectively, the "Guaranty Agreements") dated the even date herewith, pursuant to which the Guaran-tors guaran-tee the payment and performance of the obligations of the Mortgagor under the Note, this Mortgage and the other Loan Docu-ments (hereinafter defined). Together with the Note, this Mort-gage and that certain Commitment Letter dated May 16, 1996 and ac-cepted by Mortgagor on May 28, 1996 (in the event of any inconsistency between the terms of such com-mitment letter and the terms of this Mortgage, the terms of this Mortgage shall pre-vail), the Assign-ment of Leases, the Financing State-ments, the Guaranty Agreements and any other docu-ments, certifi-cates, affi-davits and other agreements de-scribed in or delivered in connec-tion with any of the foregoing, shall herein-after be referred to collec-tively, as the "Loan Docu-ments" or individu-ally, as a "Loan Document". The terms and con-ditions of the Loan Documents are hereby incor-por-ated into this Mortgage by reference thereto.

                                   Conveyance

          NOW, THEREFORE, Mortgagor, in consideration of the indebtedness evidenced by the Loan Documents and to secure payment of the same, with interest and in accordance with their respective terms and conditions, together with all other sums recoverable by Mortgagee under the terms of the Loan Docu-ments (the "Indebtedness") and for performance of the agree-ments, conditions, covenants, provisions and stipula-tions contained herein and therein, has granted, bargained, sold, released, mortgaged, warranted and conveyed and by these presents does grant, bargain, sell, release, mortgage, warrant and convey unto Mortgagee, its successors and as-signs, all of the following real and personal property and prop-erty interests (together, the real and personal property and property interests described below, consti-tute, and shall here-inafter be referred to collectively as the "Mortgaged Property"):

          ALL THOSE CERTAIN lots, pieces or parcels of real property which comprise the Land and which are more particularly described on Exhibit A attached hereto and incorporated herein;

          TOGETHER WITH all tenements, hereditaments and appurte-nances now or hereafter thereunto belonging or in anywise apper-taining, and the buildings and improvements now or hereafter located on the Land including, without limitation, the Facility, and all right, title and interest, if any, of the Mortgagor in and to the streets and roads abutting the Land to the center lines thereof, and strips and gores within or adjoining the Land, the air space and right to use said air space above the Land, all rights of ingress and egress by motor vehicles to parking facil-ities on or within the Land, all ease-ments now or hereafter af-fecting the Land, royalties and all rights appertaining to the use and enjoyment of the Land, in-cluding, without limitation, alley, drainage, mineral, water, oil and gas rights (the Land, together with said buildings and im-provements, the property and other rights, privileges and inter-ests encumbered or conveyed hereby, are hereinafter collectively referred to as the "Prem-ises");

          TOGETHER WITH all fixtures and articles of personal property and all appurtenances and additions thereto and substi-tutions or replacements thereof, now or at any time hereafter owned or leased by the Mortgagor and now or hereafter attached to, contained in, or used in connection with the Premises or placed on any part of the Premises, though not attached thereto, includ-ing, but not limited to, all screens, awnings, shades, blinds, curtains, draperies, carpets, rugs, beds, desks, chairs, tables, dressers, lamps, furniture and furnishings, heating, light-ing, plumbing, ventilating, air conditioning, refrigerating, inciner-ating and elevator plants, stoves, ranges, vacuum cleaning sys-tems, call systems, sprinkler systems and other fire preven-tion and extinguishing apparatus and materials, motors, machinery, pipes, appliances, equipment, fittings and fixtures, and the trademarks, trade names including without limitation, the name "Westmeade Center at Warwick", franchises, royalties, good will and books and records relating to the business operated on the Premises. Without limiting the fore--going, the Mortgagor hereby grants to the Mortgagee a secu-rity interest in all of the Mortgagor's present and future "fixtures", "equip-ment" and "gen-eral in-tangibles" (as said quoted terms are defined in or encom-passed by the Uniform Commercial Code of the Commonwealth of Pennsylvania) and the Mortgagee shall have, in addition to all rights and remedies provided herein, and in any other agree-ments, commitments and undertakings made by the Mortgagor to the Mortgagee, all of the rights and remedies of a "secured party" under the applicable law, this Mortgage shall be deemed to be a "security agreement" (as defined in the aforesaid Uniform Com-mercial Code). If the lien of this Mortgage is sub-ject to a security interest covering any such personal property, then all of the right, title and in-terest of the Mortgagor in and to any and all such property is hereby assigned to the Mortgagee to-gether with the benefits of all deposits and payments now or hereafter made thereon by the Mortgagor;

          TOGETHER WITH all unearned premiums, accrued, accruing or to accrue under insurance policies now or hereafter obtained by the Mortgagor and all proceeds of the conversion, voluntary or involuntary, of the Mortgaged Property or any part thereof into cash or liquidated claims, including, without limitation, pro-ceeds of hazard and title insurance and all awards and compensa-tion heretofore and hereafter made to the present and all subsequent owners of the Mortgaged Property by any governmental or other lawful authorities for the taking by eminent domain, con-demnation or otherwise, of all or any part of the Mortgaged Prop-erty or any easement therein, including awards for any change of grade of streets;

          TOGETHER WITH all right, title and interest of the Mortgagor in and to all extensions, improvements, betterments, renewals, substitutes and replacements of, and all additions and appurtenances to, the Mortgaged Property, hereafter acquired by, or released to the Mortgagor or constructed, assembled or placed by the Mortgagor on the Mortgaged Property, and all conversions of the security constituted thereby, immediately upon such acquisition, release, construction, assembling, placement or conver-sion, as the case may be, and in each such case, without any fur-ther mortgage, grant, conveyance, assignment or other act by the Mortgagor, shall become subject to the lien of this Mortgage as fully and completely and with the same effect, as though now owned by the Mortgagor and specifically described herein;

          TOGETHER WITH all transferable occupancy certificates, and other transferable licenses, certificates, permits and authori-zations nec-essary or desirable for the operation of the Facility as a thirty-two (32) bed residential psychiatric treatment facility for children and adolescents and necessary or desirable to ensure that the Mortgagor is eligible for Medicare and Medicaid payments and reimburse-ments with respect to the Facility to the extent applicable;

          TOGETHER WITH all rents, issues, profits, leases, subleases, lease guarantees, licenses, tenancies, revenues, in-come, contract rights, accounts receivable, (including credit card and charge card receivables), royalties, demands, refunds, general intangibles, actions and rights of action, and all other amounts due or to become due to Mortgagor from any federal, state or local governmental agency (including, without limitation, to the extent applicable, all Medicaid and Medicare pay-ments or reimbursements), and all other amounts due or to become due to Mortgagor from any occupant or other person for the use, opera-tion, occu-pancy of, or otherwise with respect to the Premises.

          TOGETHER WITH all right, title and interest in and to all depositary accounts, certificates of deposit and other accounts and cash contained therein and all right title and interest in and to the Letter of Credit (hereinafter defined);

          TOGETHER WITH all substitutions for alterations, repairs and replacements of any of the foregoing and any and all proceeds (whether cash proceeds or non-cash proceeds), products, renewals, accessions and additions of any of the Mortgaged Property;

          WITH RESPECT OF any portion of the Mortgaged Property which is not real estate under the laws of the Commonwealth of Pennsylvania, the Mortgagor hereby grants, bargains, sells and conveys to the Mortgagee all right, title and interest of the Mortgagor, if any, in such property for the purposes set forth hereunder;

          EXCLUDING THEREFROM (a) accounts receivable generated by the Mortgagor in the course of its business, and all books, records and computer information relating thereto and all proceeds thereof and "Eligible Receivables" and "Related Security" of the Facility as such terms are defined in the Factoring Agreement (hereinafter defined) (collectively, the "Factoring Agreement Collateral") encumbered pursuant to that certain Receivables Purchase and Sale Agreement dated as of January 24, 1996 between Mortgagor and Healthpartners Funding, L.P. ("Healthpartners") (the Factoring Agreement") and such replacements, renewals, restructurings or refinancings of the Factoring Agreement to the extent secured by the Factoring Agreement Collateral and (b) purchase money security interests and leases of furniture, machinery and equipment in the ordinary course of Mortgagor's business (the matters described in subsections (a) and (b) of this paragraph are hereinafter referred to collectively as the "Permitted Security Interests").

          TO HAVE AND TO HOLD the Mortgaged Property unto the Mortgagee, its successors and assigns forever, and the Mortgagor hereby binds itself and covenants, warrants, represents and agrees as follows:


                                 I       ARTICLE

COVENANTS,  REPRESENTATIONS  AND  WARRANTIES  OF  THE  MORTGAGOR

1.01 Section Payment of Indebtedness. The Mortgagor will punctually pay the Indebtedness in immediately available funds as provided herein and in the Note, all in the coin and currency of the United States of America which is legal tender for the payment of public and private debts or equivalents thereof.

1.02 Section Title to the Mortgaged Property. The Mortgagor warrants that: (a) it is lawfully seized and possessed of the fee simple estate in the Land subject to no mortgage, lien, charge or encumbrance except those exceptions to title set forth in the title insurance policy insuring the lien of this Mortgage which have been accepted by the Mortgagee, including, the lien of real estate taxes not yet due and payable and those easements and agreements of record which do not materially adversely affect the use of the Facility or title to the Land or impair the lien of this Mortgage (the "Permitted Liens"); (b) it has full power and lawful authority, and has taken all necessary corporate ac-tion, to grant, bargain, sell, convey, war-rant, assign, transfer, mortgage, pledge, set over and confirm unto the Mortgagee the Mortgaged Property in the manner and form herein set forth; (c) it has full power and lawful authority to encumber the Mortgaged Property in the manner and form herein set forth; (d) it will own all fixtures and arti-cles of personal property now or hereafter affixed and/or used in connection with the Premises, including any substitutions or re-place-ments thereof, free and clear of liens, security interests and claims except for Per-mitted Liens and Permitted Security Interests; (e) this Mort-gage is and will re-main a valid and enforce-able first priority lien on the Mortgaged Prop-erty; and (f) it will preserve such title, and will forever war-rant and defend the same to the Mort-gagee, its successors and assigns and will forever warrant and defend the validity and priority of the lien hereof against the claims of all persons and parties whomso-ever.

1.03 Section Maintenance of the Mortgaged Property. The Mortgagor shall maintain or cause to be maintained the Mortgaged Property in good re-pair ordinary wear and tear ex-cepted, shall comply with the require-ments of any governmental authority claiming jurisdiction over the Mortgaged Property within ten (10) days after an order containing such require-ment has been issued by any such authority (or the Mortgagor shall commence to comply with such requirement and proceed with diligence thereafter to complete such requirement if permitted by such governmental authority to do so under such order without fine, penalty or interest) and shall permit the Mortgagee to enter upon the Premises and inspect the Mortgaged Property at all reasonable hours and upon reasonable prior notice. The Mortgagor shall not, without the prior written con-sent of the Mortgagee, threaten, commit, permit or suffer to occur any waste or removal of the Mortgaged Property or any part thereof; pro-vided, however, that fixtures and articles of per-sonal property of Mortgagor, may be removed from the Premises if the Mortgagor concurrently therewith replaces the same with similar items of equal or greater value, free of any lien, security interests, charge or claim of superior title. The Mortgagor shall not, without the prior written consent of the Mortgagee which consent shall not be unreasonably withheld, threaten, commit, permit or suffer to occur any structural alteration or demolition or any other alteration or demolition which would, in the Mortgagee's reasonable judgment, materially impair the value of the security cov-ered by this Mort-gage.

1.04 Section Insurance; Restoration. (a) The Mortgagor shall keep the Mortgaged Property insured against damage by fire and the other hazards covered by an "all risk" or equivalent- insurance policy for the full insurable value thereof (which, unless the Mortgagee shall otherwise agree in writing, shall mean the full repair and replacement value thereof without reduction for depreciation or co-insurance). In addition, the Mortgagee may require the Mortgagor to carry such other insurance on the Mortgaged Prop-erty, in such amounts as may from time to time be reasonably required by the Mortgagee, against insurable casual-ties which at the time are commonly insured against in the case of premises similarly situated, due regard being given to the size and the type of the building, the construction, location, utilities and occupancy or any replacements or substitutions there-for. The Mortgagor shall additionally keep the Mortgaged Pro-perty in-sured against loss by flood if the Mortgaged Property is located in an area identified by the Secretary of Housing and Urban Development as an area having special flood hazards and in which flood insurance has been made available under the National Flood Insurance Act of 1968 (and any successor act thereto) in an amount at least equal to the outstanding Indebtedness or the max-imum limit of coverage available with respect thereto under said Act, whichever is less, and will assign and deliver the policy or policies of such insurance to the Mortgagee, so and in such manner and form that the Mortgagee and its successors and assigns shall at all times have and hold the said policy or poli-cies as collateral and further security for the payment of the Indebted-ness until the full payment of the Indebtedness. In addition, from time to time, upon the occurrence of any change in the use, operation or insurable value of the Premises, or in the avail-ability of insurance in the area in which the Premises is lo-cated, the Mortgagor shall, within ten (10) days after demand by the Mortgagee, secure such additional amounts or such other types of insurance as the Mortgagee may reasonably require. The Mortgagor shall not obtain any separate or addi-tional insurance which is contributing in the event of loss unless it is properly endorsed and otherwise reasonably satisfactory to the Mortgagee in all re-spects. The proceeds of insurance paid on account of any damage or destruc-tion to the Mortgaged Property or any part thereof shall be paid over to the Mortgagee to be ap-plied as hereinafter provided.

               (b) The Mortgagee shall have the option in its sole discretion to apply any insurance proceeds it may receive pur-suant to this Section 1.04 to the payment of the Indebtedness or to allow all or a portion of such proceeds to be used for the restoration of the Premises provided, however, that as long as:
(i) there has occurred no Event of Default which remains uncured after the expiration of applicable notice, grace and cure periods or any event which, after notice or lapse of time or both would constitute an Event of Default (an "Incipient Default") hereunder, and (ii) the Mortgagee determines that less than fifty percent (50%) of the Premises has been damaged or destroyed, then the Mortgagee shall apply any insurance proceeds received by the Mortgagee hereunder to be used for the restoration of the Premises. Any application to the Indebtedness shall be to the then unpaid installments of principal due under the
Note in the inverse order of their matur-ity, such that the regular pay-ments under the Note shall not be reduced or altered in any man-ner. No prepayment premium or charge shall be payable in connec-tion with a prepayment made from proceeds of a casualty insurance policy.

               (c) The Mortgagor shall: (i) provide public liability insurance with respect to the Prem-ises providing for limits of liability of not less than an aggregate of $5,000,000 and $3,000,000 per occurrence and not less than $1,000,000 for property damage on an oc-currence basis; (ii) provide profes-sional liability in-surance coverage in such amount deemed reasonably necessary by the Mortgagee; (iii) provide rent loss and business interruption insurance in such amounts deemed reasonably necessary by the Mortgagee; and,
(iv) provide such other additional in-surance as Mort-gagee may, from time to time, deem reasonably necessary, in such amounts as is customarily obtained in connec-tion with premises similarly situated, due regard being given to the use and loca-tion of the Premises.

               (d)    All  insurance  policies required pursuant to this Section
1.04 and all other insurance policies maintained by the Mortgagor with respect to the Premises (collectively, the "Insurance Policies") shall be endorsed in form and substance accept-able to the Mortgagee to name the Mortgagee as an insured, loss payee or mortgagee thereunder, as its interest may appear, with loss payable to the Mortgagee, without contribution, under a mortgagee clause reasonably ap-proved by the Mortgagee. All of the Insur-ance Policies and endorsements shall be fully paid for and con-tain such provisions and expiration dates and be in such form and is-sued by such insurance companies licensed to do business in the Commonwealth of Pennsylvania, as are acceptable to the Mort-gagee in its sole discretion. With-out limiting the fore-going, each
Insur-ance  Policy  shall  provide  that  such  policy  may  not  be canceled or materially changed except upon thirty (30) days' prior written notice of intention of non--renewal, cancellation or material change to the Mortgagee and that no act or thing done by the Mortgagor shall invalidate the policy as against the Mortga-gee. In the event the Mortgagor fails to maintain insurance in compli-ance with this Section 1.04, the Mortgagee may, but shall not be obli-gated to, obtain such insur-ance and pay the premium therefor and the Mortgagor shall, on demand, reimburse the Mort-gagee for all sums, advances and expenses incurred in connection therewith. The Mortgagee's fail-ure to give such notice shall not create or impose any liability on the Mortgagee or reduce its rights hereunder. The Mortgagor shall deliver copies of all original Insur-ance Policies certified by the insurance company or autho-rized agent as being true copies to the Mortgagee together with the endorsements thereto required here-under. In the event the Mortgagor maintains a blanket policy with respect to the Insur-ance Policies, then Mortgagor shall deliver a duly executed Certifi-cate of Insurance with the en-dorsements thereto required as provided hereunder in lieu of the policies. Notwithstanding anything to the contrary contained herein or any provision of applicable law of any State, the pro-ceeds of Insurance Poli-cies coming into the possession of the Mortgagee shall not be deemed trust funds and the Mortgagee shall be entitled to dispose of such proceeds as herein provided.

1.05 Section Maintenance of Existence. So long as any amount of the Indebtedness is outstanding, the Mortgagor will do all things necessary to preserve and keep in full force and effect its existence, franchises, rights, licenses, trade names and privileges under the laws of the jurisdiction of its formation and will comply with all regulations, rules, ordi-nances, statutes, orders and decrees of any governmental author-ity or court applicable to the
 Mortgagor  or  to  the  Mort-gaged  Property  or  any  part  thereof.

1.06 Section Taxes and Other Charges. (a) The Mortgagor shall pay and discharge when due and prior to the imposi-tion of any penalty or interest charge all taxes of every kind and nature, water rates, sewer rents and assessments, levies, permits, inspection and license fees and all other charges imposed upon or assessed against the Mortgaged Property or any part thereof or upon the revenues, rents, issues, income and profits of the Premises or arising in respect of the occupancy, use or possession thereof and, unless the Mortgagor is making monthly deposits with the Mortgagee in accordance with Section 1.14 hereof, the Mortgagor shall, upon request by Mort-gagee, exhibit to the Mort-gagee within -ten (10) days after such request, validated receipts or other satisfactory evidence of the payment of such taxes, assessments, water rates, sewer rents, levies, fees and other charges which may be or become a prior lien on the Mort-gaged Property. Should the Mortgagor default in the payment of any of the foregoing taxes, assess-ments, water rates, sewer rents or other charges, the Mort-gagee may, but shall not be obligated to, pay the same or any part thereof after five (5) days' notice to Mortgagor and the Mortgagor shall, on de-mand, reimburse the Mort-gagee for all amounts so paid. Not-with-standing anything in this Section 1.06(a) to the contrary, in the event the Mortgagor may lawfully pay any of such taxes, assess-ments, water rates, sewer rents or other charges in in-stallments, the Mortgagor shall not be deemed to be in default hereunder as a result of electing to make such installment payments, provided
(i) the Mortgagor shall take all actions required to obtain the right to make such payments in install-ments and (ii) payment of such amounts in in-stallments shall not result in any additional charge, fee or penalty. In the event that any such taxes, as-sess-ments, water rates, sewer rents or other charges are customarily billed in installments by the taxing authority, munici-pal govern-ment or utility company, as the case may be, the Mortgagor shall not be deemed to be in default hereunder if all such amounts are paid in accordance with such installment bills.

               (b) Nothing in this Section 1.06 shall require the payment or discharge of any obligation imposed upon the Mortgagor by subsection (a) of this
Section 1.06 so long as the Mortgagor shall in good faith and at its own expense contest the same or the validity thereof by appropriate legal proceedings, which pro-ceedings must operate to prevent the collection thereof or other realization thereon and the sale or forfeiture of the Mortgaged Property or any part thereof to satisfy the same; provided that during such contest the Mortgagor shall, at the option of the Mortgagee, either deposit in escrow with the Mortgagee the amount of such contested payment or post a bond in the amount of such contested payment to provide security to the Mortgagee, assur-ing the discharge of the Mortgagor's obligation thereunder and of any additional interest charge, penalty or expense arising from or incurred as a result of such contest; and provided, further, that if, at any time, payment of any obligation imposed upon the Mortgagor by subsection (a) of this Section 1.06 shall become neces-sary to prevent a lien foreclosure sale of the Mortgaged Property or any portion thereof because of non-payment, then Mortgagor shall pay the same in sufficient time to prevent such foreclosure sale.
1.07 Section Mechanics' and Other Liens. The Mortgagor shall pay, from time to time when the same shall become due, all lawful claims and demands of mechan-ics, materialmen, laborers, and others which, if unpaid, might result in, or permit the creation of, a lien on the Mortgaged Property or any part thereof, or on the revenues, rents, issues, income or profits arising therefrom and, in general, the Mortgagor shall do, or cause to be done, at the cost of the Mortgagor and without ex-pense to the Mortgagee, everything necessary to fully preserve the lien of this Mortgage. In the event the Mortgagor fails to make payment of such claims and demands, the Mortgagee may, but shall not be obligated to, make payment thereof, and the Mortgagor shall, on demand, reimburse the Mortgagee for all sums so expended. Notwithstanding anything to the contrary contained in this Section 1.07, the Mortgagor may post a bond in lieu of pay-ment of any such claims or demands, provided (a) the Mortgagor shall be contesting such claim or demand in good faith, and (b) the bond shall prevent the creation (or shall effect the satis-faction and removal) of any lien upon the Premises and the Mort-gaged Property.

1.08 Section Condemnation Awards. The Mortgagor, promptly upon obtaining knowledge of the institu-tion of any proceeding for the condemnation of the Premises or any portion thereof, shall notify the Mortgagee of the pendency of such pro-ceeding. The Mortgagee may participate in any such proceeding and the Mortgagor from time to time shall deliver to the Mortgagee all instruments requested by the Mortgagee to permit such participation. All awards and compensation for the taking or purchase in lieu of condemnation of the Premises or any part thereof are hereby as-signed to and shall be paid to the Mort-gagee. The Mortgagor hereby authorizes the Mortgagee to collect and re-ceive such awards and compensation, to give proper receipts and acquittances therefor, and in the Mortgagee's sole discretion shall apply the same toward the payment of the Indebtedness, not-withstanding the fact that the Indebtedness may not then be due and payable, or to the restoration of the Premises provided, however, that so long as: (i) there has occurred no Event of Default which remains uncured after the expiration of applicable notice, grace and cure periods or Incipient Default hereunder, and (ii) the Mortgagee determines that such taking will not have a materially adverse impact upon the size or configuration of the Premises and that restoration of the Premises is physically and economically feasible, then the Mortgagee shall apply such award or compensation received by the Mortgagee hereunder to be used for the restoration of the Premises. In the event that any portion of the condemnation award or compensation shall be used to reduce the Indebtedness, the same shall be applied to the then unpaid installments of principal due under the Note in the inverse order of their maturity, such that the regular pay-ments under the Note shall not be reduced or altered in any man-ner. No prepayment premium or charge shall be payable in connec-tion with a prepay-ment made from proceeds of a condemnation. The Mortgagor, upon request by the Mortgagee, shall make, execute and deliver any and all instruments requested for the purpose of con-firming the as-signment of the aforesaid awards and compensation to the Mort-gagee free and clear of any liens, charges or encum-brances of any kind or nature whatsoever. The Mortgagee shall not be limited to the interest paid on the proceeds of any award or compensation, but shall be entitled to the payment by the Mortgagor of interest at the applicable rate provided for in the Note.

1.09 Section Mortgage Authorized. The Mortgagor hereby warrants and represents that: (a) the execution and delivery of this Mortgage and the Note have been duly authorized and that there is no provision in its certificate of incorpora-tion or by-laws, or any amend-ments thereto, or in any agreement to which the Mortgagor is a party or by which its assets are bound, re-quiring further consent for such action by any other entity or person; (b) it is duly organ-ized, validly existing and in good stand-ing under the laws of Commonwealth of Pennsylvania; (c) it has all necessary licenses, authoriza-tions, registrations and approvals and full power and author-ity to own its properties and carry on its business as presently conducted; and (d) the execu-tion and delivery by and performance of its obligations under this Mort-gage and the Loan Documents will not result in the Mortgagor being in default under any provision of its certificate of incorporation or by-laws, or any amendments thereto, or of any mortgage, loan, credit or other agreement to
which  the   Mortgagor  is  a  party.

1.10 Section Costs of Defending and Upholding the Lien. If any action or proceeding is commenced to which action or proceeding the Mortgagee is made a party or in which it be-comes necessary to defend or uphold the lien of this Mortgage, the Mortgagor shall, on demand, reimburse the Mortgagee for all reasonable expenses (including, without limitation, reasonable attorneys' fees and reasonable appellate attorneys' fees) in-curred by the Mortgagee in any such action or proceeding. In any action or proceeding to foreclose this Mortgage or to recover or collect the Indebtedness, the provisions of the law relating to the re-covering of costs, disbursements and allowances shall prevail unaffected by this covenant.

1.11 Section Additional Advances and Disbursements. Subject to Mortgagor's rights under Section 1.07, the Mortgagor shall pay when due all payments and charges on all liens, encum-brances, ground and other leases, and security interests which may be or become superior or inferior to the lien of this Mort-gage, and, in default thereof, the Mortgagee shall have the right, but shall not be obligated, to pay, upon notice to Mortgagor, such payments and charges and the Mortgagor shall, on demand, reimburse the Mortgagee for amounts so paid. Notwith-stand-ing the foregoing, the Mortgagee's failure to give notice of payment to the Mortgagor shall not impair any of the Mortgagee's rights un-der this Mortgage including, without limitation, the right to make such payment, and shall not affect the Mortgagor's obliga-tion to reimburse the Mortgagee, on demand for the amounts paid by the Mortgagee, together with interest at the Default In-ter-est Rate (hereinafter defined) from the date such sum is ad-vanced or ex-pense is incurred by the Mortgagee. In addition, upon default of the Mortgagor in the performance of any other terms, covenants, conditions or obliga-tions to be performed by Mortgagor under any such prior or subordinate lien, encumbrance, lease or security interest, the Mortgagee shall have the right, but shall not be obligated, to cure such default in the name and on behalf of the Mortgagor provided that Mortgagee has given to Mortgagor five
(5) days prior notice thereof. All sums ad-vanced and reasonable expenses incurred at any time by the Mortgagee pursuant to this Section 1.11 or as other-wise provided under the terms and provi-sions of this Mort-gage or under applica-ble law shall bear inter-est from the date that such sum is ad-vanced or expense in-curred, to and including the date of reim-bursement, computed at a rate (the "Default Inter-est Rate") equal to five percent (5%) per annum in ex-cess of the Interest Rate (as such term is defined in the Note), subject to the provisions set forth in the Note. The Mortgagor agrees that any such charge shall not be deemed to be additional inter-est or a penalty, but shall be deemed to be liquidated dam-ages because of the diffi-culty in com-puting the actual amount of dam-ages in ad-vance, and all such ad-vances or disbursements to-gether with in-terest thereon as pro-vided in this Section 1.11 shall be secured by the lien of this Mortgage.

1.12 Section Costs of Enforcement. The Mortgagor shall pay all reasonable expenses (including reason-able attor-neys' fees and reasonable appellate attorneys' fees) of or inci-dental to the enforcement of any provision hereof, or the en-force-ment, compromise or settlement of this Mortgage or the Indebted-ness, and for the curing thereof, or for defending or asserting the rights and claims of the Mortgagee in respect thereof, by litigation or otherwise. To the extent permitted by law, all rights and remedies of the Mortga-gee shall be cumulative and may be exercised singly or concur-rently. Notwithstanding anything herein contained to the con-trary, the Mortgagor, to the extent permitted by law: (a) HEREBY WAIVES TRIAL BY JURY IN ANY PROCEED-ING IN CONNECTION WITH THIS MORTGAGE OR THE INDEBTEDNESS OR ANY OF THE LOAN DOCUMENTS; (b) will not (i) at any time insist upon, or plead, or in any manner what-ever claim or take any bene-fit or advantage of any stay or exten-sion or moratorium law, any exemp-tion from execution or sale of the Mortgaged Property or any part thereof, wherever enacted, now or at any time hereafter in force, which may affect the covenants and terms of performance of this Mortgage, nor
(ii) claim, take or insist upon any benefit or ad-vantage of any law now or here-after in force providing for the valuation or appraisal of the Mortgaged Property, or any part thereof, prior to any sale or sales thereof which may be made pursuant to any provision herein, or pursuant to the decree, judg-ment or order of any court of com-petent jurisdiction, nor (iii) after any such sale or sales, claim or exercise any right under any statute heretofore or here-after enacted to redeem the pro-perty so sold or any part thereof; (c) hereby expressly waives all benefit or advantage of any such law or laws; and (d) cove-nants not to hinder, delay or impede the execution of any power herein granted or delegated to the Mort-gagee, but to suffer and permit the execution of every power herein granted as though no such law or laws had been made or enacted. The Mortgagor, for itself and all who may claim under it, waives, to the extent that it lawfully may, all right to have the Mortgaged Pro-perty marshaled upon any foreclosure hereof.

          THE MORTGAGOR ACKNOWLEDGES THAT IT HAS BEEN REPRE-SENTED BY COUNSEL IN CONNECTION WITH THE EXECUTION AND DELIVERY OF THIS MORTGAGE AND THAT IT UNDERSTANDS THE PRECEDING PROVISION WHICH CONTAINS WAIVERS BY MORTGAGOR OF CERTAIN RIGHTS AND REMEDIES.
1.13 Section Taxes on the Mortgagee. The Mortgagor shall pay any and all taxes, charges, filing, registration and recording fees, excises and levies imposed upon the Mortgagee by reason of its ownership of the Note or the security created by this Mortgage or any mortgage supplemental hereto, any security instrument with respect to any fixtures or personal property owned by the Mortgagor at the Premises and any instrument of fur-ther assurance, other than income, franchise and doing business taxes, and shall pay all stamp taxes and other taxes required to be paid on the Note. In the event the Mortgagor fails to make such payment within five (5) days after written notice thereof from the Mortgagee, then the Mortgagee shall have the right, but shall not be obligated, to pay the amount due, and the Mortgagor shall, on demand, reimburse the Mortgagee for said amount.

1.14 Section Escrow Deposits. Upon the occurrence of an Event of Default (hereinafter defined) and if the Mortgagor is not otherwise making such payments to the Mortgagee under this Mortgage, the Mort-gagee, at its option, may require that the Mortgagor deposit with the Mortgagee, monthly, one-twelfth (1/12th) of the annual charges for insurance premiums, real estate and personal property taxes, assessments, water, sewer and other charges which might become a lien upon the Mortgaged Property and the Mortgagor shall, accordingly, make such de-posits. In addi-tion, if required by the Mortgagee, the Mortgagor shall simul-taneously therewith deposit with the Mortgagee a sum of money which to-gether with the monthly installments aforemen-tioned will be suf-ficient to make each of the payments aforemen-tioned at least thirty (30)
days prior to the date such payments are due. Should said charges not be ascertainable at the time any deposit is re-quired to be made with the Mortgagee, the de-posit shall be made on the basis of the Mortgagee's estimate of the charges for the current year or, at the Mortgagee's election, on the basis of the charges for the prior year, and when the charges are fixed for the then current year, the Mortgagor shall deposit any de-ficiency with the Mortgagee. All funds so de-posited with the Mortgagee shall be held by it without interest, may be commingled by the Mortgagee with its general funds and, may be applied in payment of the charges for which such funds shall have been deposited or to the payment of the Indebtedness or any other charges affecting the security of the Mortgagee, as the Mortgagee sees reasonably fit, but no such application shall be deemed to have been made by operation of law or other-wise un-til actually made by the Mortgagee as herein provided. If de-posits are being made with the Mortgagee, the Mortgagor shall furnish the Mort-gagee with bills for the charges for which such deposits are required to be made hereunder and/or such other documents necessary for the payment of same, at least fifteen
(15) days prior to the date on which the charges first become payable. In the event the Mortgagor fails to pay any such amount, the Mort-gagee may, but shall not be obligated to, make payment thereof, and the Mortgagor shall, on demand, reimburse the Mort-gagee for all sums so expended.

1.15 Section Late Charges. In the event the Mortgagor fails to pay any amount of principal and/or interest under the Note or any other amounts required thereunder or under the Loan Documents for five (5) days after such payment becomes due, whether by acceler-ation or otherwise, the Mortgagee may, at its option, whether immediately or at the time of final payment of the amounts secured by this Mortgage, impose on demand a delin-quency charge equal to the greater of:

     (a) the Default Interest Rate, computed from the original due date to the date of receipt of such payment by Mortgagee in good funds, or

     (b) five percent (5%) of the amount of such past due payment notwith-standing the date on which such payment is actually paid to Mortgagee; provided, however, that if any such delinquency charge under subsections (a) or
(b) hereof is in excess of the amount permitted to be charged to the Mortgagor under applicable law, the Mortgagee shall be en-titled to collect a delinquency charge at the highest rate permitted by such law.

Until any and all such delinquency charges are paid in full, the amount thereof shall be added to the Indebtedness owing by the Mortgagor to the Mortgagee and shall be secured by this Mortgage and any other collateral held by the Mortgagee to secure such Indebtedness. The Mortgagor agrees that any such delinquency charges shall not be deemed to be additional interest or a penalty, but shall be deemed to be liquidated damages because of the difficulty in computing the actual amount of damages in ad-vance.

1.16                                Section      Financial  Statements.

(a) The Mortgagor hereby represents and warrants that the finan-cial statements heretofore delivered by the Mortgagor and the Guarantors were true and correct as of the date thereof and that there has been no ma-terial adverse change in the finan-cial condition of the Mortgagor or any of the Guarantors since that date.

(b)                       During the term of this Mortgage, the Mortgagor shall:

                    (i) furnish to the Mort-gagee quarterly itemized cost basis operating statements for the Facil-ity reflecting profit and loss and including a balance sheet for the Facility within forty-five (45) days after the end of each fiscal quarter plus annual oper-ating and financial statements within ninety (90) days of the end of the period covered by such statement;

                    (ii) furnish to the Mortgagee copies of the quarterly financial statements for the Mortgagor for all fiscal quarters within forty-five
(45)  days  after  the  end  of  each  fiscal  quarter;

                    (iii) furnish to the Mortgagee copies of the annual audited financial statements for the Mortgagor for all fiscal years within ninety (90) days after the end of each fiscal year;

                    (iv) furnish to the Mortgagee copies of the annual federal tax return filed by the Mortgagor within thirty (30) days of the date of filing thereof;

                    (v) provide and cause CoreCare to provide, directly or indirectly, to the Mortgagee copies of its quarterly financial statements for each fiscal quarter during the term of this Mortgage, no later than forty-five
(45)  days  after  the  end  of  each  such  fiscal  quarter;

                    (vi) provide and cause CoreCare to provide, directly or indirectly, to the Mortgagee copies of its financial statements for all fiscal years ending within the term of this Mortgage, no more than ninety (90) days after the end of the each such fiscal year;

                    (vii) provide and cause Fleming and DiOttavio to provide, directly or indirectly, to the Mortgagee, copies of their respective annual personal financial statements for all fiscal years ending within the term of this Mortgage within sixty (60) days after the end of each fiscal year; and

                    (viii) provide and cause the Guarantors to provide directly or indirectly to the Mortgagee, copies of their respective annual federal tax returns within thirty (30) days of the date of filing thereof.

All such financial statements shall be pre-pared, in ac-cordance with generally ac-cepted accounting prin-ci-ples, consis-tently applied and, in the case of such an-nual financial state-ments, shall be audited and accompanied within ninety (90) days after the applicable statement period by a report containing no material qualifications of an inde-pendent certi-fied public ac-countant satisfactory to the Mort-gagee. All quarterly and annual financial statements of the Mortgagor and the Guarantors shall include balance sheets, statements of income and expenses and statements of cash flow. The financial statements of the Mortgagor shall include calculations of Cash Flow and Debt Service (as those terms are defined in Section 1.17 hereof). The Mortgagor shall per-mit the Mort-gagee to examine in the city where the Mortgagor's main office is located, or at the Premises (at the option of the Mortgagee), such re-cords, books and papers of the Mortgagor which reflect upon the financial condition of the Mortgagor and the income and expense relative to the Premises, and the busi-ness conducted thereon. All finan-cial state-ments of the Mortgagor and the Guarantors shall be de-livered in duplicate, and, at the Mortga-gee's option, shall be accom-panied by the certificate of the chief financial or account-ing officer of the Mortgagor or of CoreCare, dated within five (5) days of the delivery of such statements to the Mort-gagee, stating that to the best of his knowledge, such financial statements are true, complete and correct and that he knows of no Event of Default or Incipient Default, which has occurred and is contin-u-ing, or if such Event of Default or Incipient Default has occurred is continuing, specifying the nature and period of existence thereof and what action the Mortgagor has taken or proposes to take with respect thereto, and, except as otherwise specified, stating that to the best of his knowledge, the
 Mortgagor and the Guarantors have fulfilled all of their respective obli-gations under the Loan Documents which are required to be ful-filled on or prior to the date of such certificate. The Mortgagee may re-quire such finan-cial and operating statements more fre-quently if the Mortgagee determines in its reasonable discre-tion, that the operating performance of the Facility or the re-pay-ment of the Indebtedness is not progressing in a satisfac-tory manner in the Mortgagee's reason-able judgment and the Mortgagor shall comply with such require-ment within thirty (30) days after being so noti-fied.

(c) The Mortgagor shall furnish to the Mortgagee copies of all Form 10-Ks, 10-Qs and Form 8-Ks filed by CoreCare with the United States Securities and Exchange Commission ("SEC"). Copies of all such filings with the SEC shall be delivered to the Mortgagee within thirty (30) days after such filing with the SEC.

1.17 Section Restrictive Covenants. (a) The Mortgagor shall not amend, modify or terminate any existing lease or enter into any other lease or sublease of the Premises (or a portion thereof) without the prior written consent of the Mort-gagee which consent shall not be unreasonably withheld pro-vided that: (i) any such amendments to any existing lease in-volve provisions which the Mortgagee determines in its reasonable dis-cretion, to be no less favorable than the provisions previously in effect, including, for purposes of example but not limita-tion, amendments which do not decrease the lease term or the amount of rent payable under such lease; and, (ii) the Mortgagee in its reasonable discretion, determines that such amendment will not materially adversely affect or impair the value of the Mortgaged Property, the lien of the Mortgage or any other security given to the Mort-gagee for repay-ment of the obligation evidenced by the Loan Documents or impair the ability of the Mortgagee to be re-paid in full by the Maturity Date (as defined in the Note); (b) without the prior written consent of the Mortgagee, the
 Mortgagor shall not: (i) execute any condi-tional bill of sale, chattel mortgage, se-curity agreement or other security instru-ments covering any fur-niture, furnishings, fixtures and equip-ment, intended to be in-corporated in the Prem-ises or the ap-purtenances thereto, or covering ar-ticles of per-sonal property placed in the Premises, or purchase any of such furniture, furnishings, fixtures and equip-ment so that ownership of the same will not vest unconditionally in the Mortgagor, free from encum-brances on delivery to the Pre-mises, except for Permitted Security Interests; (ii) execute or permit to exist any lease of all or substantially all of the Premises; (iii) further assign the rents affecting the Premises; (iv) except as otherwise permitted hereunder, sell, trans-fer, convey or assign any interest in the Mortgaged Property or any part there-of, nor sell, convey or transfer or permit the sale, conveyance or transfer, whether directly or indirectly, of more than twenty-five percent (25%) of the legal, equitable or beneficial interest in, the Mortgagor either di-rectly or indi-rectly, except sales or transfers to entities which are affiliated with Mortgagor shall be permitted so long as the transferee assumes all of the Mortga-gor's obligations under the Loan Documents and the Mortgagor and the Guarantors are not re-leased from their respective obligations under the Loan Docu-ments; and (v) permit any sale by the Mortgagor or CoreCare of substan-tially all of their respective assets, or permit a material change in the ownership of the equity interest of the Mortgagor (for purposes of subsection 1.17(b)(v), a material change shall mean a change in more than twenty-five percent (25%) of such ownership interest of the Mortgagor, in the aggregate over the term of the Loan).

          (c) At the end of each calendar quarter throughout the term of the Loan (hereinafter defined), the Mortgagor shall have maintained a Debt Service Coverage Ratio (hereinafter defined) of at least 2.5 to 1.0. For purposes of this Mortgage, "Debt Service Coverage Ratio" shall mean the ratio of (i) Cash Flow (herein-after defined) determined as set forth below to (ii) Debt Service (hereinafter de-fined).

          For purposes of this Mortgage, "Cash Flow" shall mean, for any given accounting period, the aggregate income from operations of the Mortgagor (as determined in accordance with generally accepted accounting principles applied on a basis consistent with prior periods) plus amortization, depreciation, interest expense and income taxes. In no in-stance will any capital expenditure or extraordinary income (payments for the receivables under the Factoring Agreement shall not be deemed to be extraordinary income and shall be deemed to be income for Cash Flow purposes) be accounted for in deter-mining Cash Flow. For purposes of this Mortgage, "Debt Service" shall mean, for any given period, all regularly scheduled principal and interest payments due under the Loan and any other debts permitted pursuant to the terms of the Loan Documents or otherwise permitted in writing by the Mortgagee. Amounts owed or payable to Healthpartners under the Factoring Agreement shall not be deemed to be debt for the purposes hereof only to the extent such amounts are not characterized as debt on the financial statements of the Mortgagor.

          (d)  In  addition  to  the  Debt Service Coverage Ratio required under
Section 1.17(c) hereof, at the end of each calendar quarter throughout the term of the Loan, the Mortgagor shall have maintained, a Supplemental Debt Service Ratio (hereinafter defined) of at least 2.0 to 1.0. For purposes of this Mortgage, "Supplemental Debt Service Coverage Ratio"shall mean the ratio of (i) Cash Flow (as defined in Section 1.17(c) above) to (ii) Debt Service (as defined in Section 1.17(c) above) plus the amount of management fees or other amounts due or payable by the Mortgagor under any management agreement.

1.18 Section Estoppel Certificates. The Mortgagor shall, within ten (10) business days upon request, furnish to the Mortgagee a written statement, duly acknowledged, setting forth the amount due on this Mortgage, the terms of payment and Maturity Date of the Note, the date to which interest has been paid, whether any offsets or defenses exist against the Indebtedness and, if any are alleged to exist, the nature thereof shall be set forth in detail provided, however, that the failure of the Mortgagor to set forth in such written statement any such offsets or defenses shall not be deemed to be a waiver by the Mortgagor of such offset or defense.

1.19 Section Lease Securities. Lease securities of tenants of the Premises, if any, shall not be commingled with any other funds of the Mortgagor. Within ten (10) days after written request by the Mortgagee, the Mortgagor, shall furnish to the Mortgagee satisfactory evidence of compliance with this Sec-tion 1.19 together with a statement of all lease securities de-posited by any such tenant and copies of all leases not thereto-fore de-livered to the Mortgagee, certified by the Mortgagor.

1.20 Section Assignment of Rents, Issues and Profits. The Mortgagor, hereby assigns to the Mortgagee, as further secu-rity for the payment of the Indebtedness, the rents, issues and profits of the Premises, together with all leases and other documents evidencing such rents, issues and profits and any lease guarantees, now or here-after in effect and any and all deposits held as security under said leases, and shall, upon demand, deliver to the Mortgagee a true and correct copy of such lease or other docu-ment. Nothing contained in this Section shall be con-strued to bind the Mort-gagee to the perfor-mance of any of the covenants, conditions or provisions contained in any such lease, or other document or otherwise to impose any obligation on the Mortgagee (including, without limi-tation, any liability under the covenant of quiet enjoyment contained in any lease or in any law of the Commonwealth of Pennsylvania in the event that any tenant shall have been joined as a party defendant in any action to foreclose thereby of all right, title and inter-est and equity of redemption in the Premises), except that the Mortgagee shall be accountable for any money actually received pursuant to such assignment. Upon the occurrence of the Event of Default, the Mortgagor hereby further grants to the Mortgagee the right, subject to applicable law (a) to enter upon and take possession of the Premises for the purpose of collecting the said rents, issues and profits, (b) to dispossess by the usual summary pro-ceedings any tenant defaulting in the payment to the Mort-gagee, (c) to let the Premises, or any part thereof, and (d) to apply said rents, issues and profits, after payment of all necessary charges and expenses, on account of the Indebtedness. Such assign-ment and grant shall continue in effect until the In-debted-ness is paid, the execution of this Mortgage constituting and evidencing the irrevocable consent of the Mortgagor to the entry upon and taking possession of the Premises by the Mortgagee pur-suant to such grant, whether foreclosure has been instituted or not and without applying for a receiver. To the extent the provisions of this Section 1.20 conflict with the provisions of the Assignment of Leases, the provisions of the Assignment of Leases shall govern.

1.21 Section Indemnity Against Liens. The Mortgagor shall indem-nify and hold harmless the Mortgagee from and against any loss or lia-bility, cost, or expense, including, without limi-tation, any judgments, attorneys' fees, costs of appeal bonds and printing costs, arising out of or relating to any proceeding instituted by any person claiming a statutory or equitable lien of any kind against the Premises.

1.22 Section Waiver of Homestead and Other Exemp-tions. To the extent lawfully permitted, the Mortgagor hereby waives all rights to any homestead or other exemption to which the Mortgagor would otherwise be entitled under any present or future constitu-tional, statutory, or other provision of Pennsylvania- or federal law.

1.23                 Section   Restrictions on Additional Debt and Encumbrances.
Except for the Permitted Security Interests and Permitted Liens, the en-tire Indebtedness, at the option of the Mortgagee, will become imme-diately due and payable upon the creation, filing or record-ing of any mortgage, lien, encumbrance or other security interest on the Mortgaged Property or any part thereof in connection with any other financing by the Mortgagor or in the event that Mortgagor incurs any additional debt obligations (except for obligations relating to Permitted Security Interests) with respect to, or in connection with, its ownership and operation of the Facility (including, without limitation, any contingent or guarantor liability) unless the prior written
consent  of  the  Mortgagee  is  obtained.    Notwithstanding the foregoing, the
Mortgagor shall have the right (which can be exercised one or more times) to replace, refinance or restructure the Factoring Agreement by using the Factoring Agreement Collateral as security therefor. Although the Loan is not intended to be secured by the Factoring Agreement Collateral, the Mortgagee agrees to execute, at the Mortgagor's expense, any documents reasonably requested by the Mortgagor or any lender lending against the Factoring Agreement Collateral verifying that the Mortgagee claims no security interest in the Factoring Agreement Collateral. Nothing herein, however, shall authorize or permit the Mortgagor to use the Factoring Agreement Collateral to secure any financing in an amount greater than the maximum amount presently provided for under the Factoring Agreement.---

1.24                 Section   Management of the Facility; Compliance with Laws.
(a) Except as permitted by Section 1.26 of this Mortgage, the Mortgagor shall continuously use and operate the Facility as a thirty-two (32) bed residential psychiatric treatment facility for children and adolescents with related or accessory uses now or hereafter customary in connection therewith (the "Permitted Use"). The Mortgagor shall main-tain the Facil-ity so that the same are and shall continue to be eligible to receive all federal, state and local Medicare and/or Medicaid payments and reimburse-ments to the extent applicable.

               (b) The Mortgagor hereby re-presents and warrants that the Mortgagor is in com-pliance with and will continue to comply with (i) all laws and ordi-nances relat-ing to the mainte-nance and use of the Facil-ity --(including, without limitation, all laws and ordinances relating to the use of the Facility for the Permitted Use) and with all require-ments, orders and notices of viola-tions thereof issued by any governmen-tal au-thority, the violation of which would result in the revoca-tion of any federal, state or local government certifi-cate, license, per-mit, authori-zation or ap-proval, or in the im-position of any civil or criminal penalties or would impair the eligibility of the Mortgagor to secure all Medicare and/or Medicaid payments and reimbursements with respect to the Facility, to the extent applicable, and (ii) all other laws and ordinances relat-ing to the mainte-nance and use of the Premises and with all other require-ments, orders and no-tices of violations thereof issued by any govern-mental authority.

               (c) To the extent applicable, the Mortgagor shall procure and main-tain in full force and effect all federal, state and local government certificates, licenses, permits, authoriza-tions and approvals that are neces-sary to operate the Premises for the Per-mitted Use and to en-sure that the Mortgagor is eligible to secure all Medicare and/or Medicaid payments and reimburse-ments with respect to the Facility, to the extent applicable. The
 Mortgagor shall comply with (i) all such federal, state and local governmental certificates, licenses, permits, authoriza-tions and approvals, the violation of which would result in the revocation of such certificates, licenses, permits, authorization and approvals, or in the imposi-tion of any civil or criminal penal-ties, or would impair the Mortgagor's eligibility to secure all Medicare and/or Medicaid payments and reimburse-ments with respect to the Facility, to the extent applicable, and (ii) -all other feder-al, state and local governmen-tal certifi-cates, licenses, permits, authorizations and appro-vals. The Mortgagor will not knowingly use or permit the Pre-mises or any portion thereof to be used, and will not permit any condition to exist at the Premises, in viola-tion of any cer-tificates, permits, licenses, authoriza-tions or approvals issued and in effect from time to time with respect to the Premises or any portion thereof or in violation of the provi-sions of, or which would wholly or partially invalidate, any in-surance policy in effect with respect to the Premises or any por-tion thereof or of any rules or regula-tions of insurance under-writers, and shall maintain and use the Premises in full compli-ance with all of the fore-going. The Mortgagor shall keep such certificates, permits, licenses, authoriza-tions and appro-vals in full force and effect and will timely pay all fees and other amounts required to be paid in connection there-with.

1.25 Section Subordination of Distribu-tions and Manage-ment Fees. All distributions, management fees or other compensation or payments payable by the Mortgagor to the share-holders of the Mortgagor, to the Guarantors and/or the shareholders of CoreCare and to entities owned or controlled by the Guarantors shall be subordinate to all payments due under the Loan Docu-ments and all amounts secured by this Mortgage and to the lien, terms, cov-enants and conditions of this Mortgage and any renewal, exten-sion, modification, replace-ment or consoli-da-tion thereof. Notwithstanding anything to the contrary herein-above set forth, provided that no Event of Default or Incipient Default has occurred and is continuing, the Mortgagor may make such dis-tributions and other payments to the shareholders of the Mortgagor, the Guarantors, the shareholders of CoreCare, and to entities owned or controlled by the Guarantors only to the extent that the amount of all such distributions or payments shall be limited to the amount necessary for the Mortgagor to maintain compliance with the Debt Service Coverage Ratio as provided in this Mortgage.

1.26 Section Ownership, Operation of the Facility and Restrictions on Transfers. The identity of the Mortgagor and the ownership by CoreCare of the Mortgagor are material induce-ments to the Mort-gagee in entering into this Mortgage. Accord-ingly, (a) the Facility shall be owned and operated by the Mortgagor during the entire period during which the Indebted-ness remains outstanding unless the Mort-gagee, in its sole discretion, consents to a sub-stitute opera-tor; (b) except as otherwise expressly permitted hereunder, CoreCare shall re-main the sole shareholder of the Mortgagor during the entire period during which the Indeb-tedness remains outstanding; (c) the entire Indebtedness, at the option of the Mort-gagee, will become imme-diately due and pay-able (i) if more than twenty-five percent (25%) of the ownership inter-est in the Mortga-gor is pledged, hypothecated, levied upon, encum-bered or trans-ferred in any manner without the prior written consent of the Mortgagee, or (ii) if the Mortgaged Property or any part thereof or any inter-est therein is sold, transferred, con-veyed or assigned without the prior written consent of the Mortgagee.

1.27 Section Inspection Reports and Renewals. The Mortgagor shall furnish to the Mortgagee within thirty (30) days of issuance: (a) to the extent applicable, all inspec-tion reports and surveys of the Facility conducted for licensure and for Medicare and Medicaid purposes; and (b) evidence certi-fying the renewal of licensing of the Facil-ity for the Permitted Use and by all applicable govern-mental authorities. The Mortgagor shall immediately notify the Mortgagee of any change in the licensing of the Facility upon receipt of notice thereof.

1.28 Section Use of Proceeds. The proceeds of the Indebtedness evidenced by the Note and secured by this Mortgage (the "Loan") shall be used by the Mortgagor solely to: (a) retire the Mortgagor's existing line of credit; (b) retire existing mortgage debt encumbering the Facility (c) provide the Mortgagor with working capital; and (d) pay certain closing and ancillary costs including without limitation, investment banking fees.

1.29 Section Governmental Consents. With the excep-tion of notices to, or, where required, the consent of state health authorities (which notices have been given or which consents have been obtained), no prior consent, approval or authorization of, registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local govern-mental or public authority or agency is required for (a) the valid execution and delivery of this Mortgage by the Mortgagor and (b) if applicable, the receipt of Medicare and Medicaid payments and reimbursements by the Mortgagor.

1.30 Section Compliance with Laws. The Mortgagor holds free from any burdensome re-stric-tions or conflicts with the rights of others, all licenses, permits, certifi-cates, authoriza-tions and approvals neces-sary for the operation of the Facility for the Permitted Use. To the best of the Mortgagor's knowledge, the Facil-ity and the operation and use thereof are in compliance with (a) all applicable municipal, county, state and federal laws, regula-tions, ordin-ances, standards and orders including without limitation, the Americans with Disabilities Act, 42 U.S.C. 12101-12213 (the "ADA"), and with all applic-able municipal, health, building and zoning laws and regulations (in-cluding, without limitation, health care laws and the fire safety code), the violation of which would re-sult in the revoca-tion of any federal, state or local, govern-mental certificate, license, permit, authorization or approval, or in the imposition of any civil or criminal penalties or would impair the Mortgagor's elig-ibility to secure all Medicare and/or Medicaid payments and reimbursements with respect to the Facili-ty to the extent applicable, and (b) all other laws, regula-tions, or-dinances, standards and orders and with all applicable and munici-pal, health, building and zoning laws and re-gulations (including, without limitation, health care laws and fire safety code). There is no action pend-ing or recommended by the appro-priate state or federal agency having jurisdiction thereof, either to revoke, withdraw or sus-pend any license to operate the Facility.

1.31 Section Governmental Work Orders. There is no outstanding material de-ficiencies or work orders of any author-ity having jurisdiction over the Facil-ity requir-ing conformity to any applicable statute, regulation, ordinance or by-law pertaining to the type of Facility presently being oper-ated on the Premises, including but not limited to the Medi-care and Medicaid programs.

1.32 Section Compliance with Law re: Fixtures and Furnishings. Mortgagor has not received any notice of any material claim require-ment or demand of any licensing or certifying agency supervis-ing or having authority over the Premises to rework or redesign the Facility or to provide addi-tional furni-ture, fixtures, equip-ment or inventory so as to con-form to or comply with any existing law, code or standard including without limitation, the ADA.

1.33                    Section   Environmental Protection and Indemnifi-cation.
(a) The Mortgagor represents and covenants that to the best of the Mortgagor's knowledge, and except as disclosed on that certain Phase I Environmental Site Assessment of the Premises dated May, 1996 prepared by Keating Environmental Management, Inc. (the "Assessment Report"): (i) the Premises are presently and have been at all times free of unlawful contam-ination from any sub-stance or mate-rial presently identified to be toxic or hazardous according to any federal, state, local or mun-icipal law, statute, ordinance, regulation, directive or order of any applicable govern-mental entity relating to the physical or environmental condition of the Premises, including, without limitation, 42 U.S.C. Section 9601, et. seq., as amended (col-lectively, the "Environmental Laws") including, without limita-tion, any asbes-tos, polychlorinated biphenyls, radio-active substance, methane, volatile hydrocarbons, in-dustrial sol-vents or any other material or sub-stance which has in the past or could presently or at any time in the future pose, cause or consti-tute a health, safety or hazard to the environ-ment, public health, any person or property; (ii) the Mortgagor has not caused or suf-fered to occur, and the Mortgagor will not hereafter cause or suffer to occur, an unlawful dis-charge, disposal, spil-lage, loss, seepage or filtration of oil or petro-leum, chemical liquids or solids, liquid or gaseous prod-ucts, hazardous waste, hazardous substance or material (a "Spill") at, upon, under or within the Premises, or any portion thereof or any contiguous real estate; (iii) neither the Mortgagor nor, to the best of the Mortgagor's knowledge, any other party has been, is or will be in-volved in operations at or near the Premises which violate the Environ-mental Laws and which could lead to the imposition on the
 Mortgagor or any other owner or occupier of the Premises of liability or the creation of a lien on the Premises or any portion thereof, under the Environmental Laws and (iv) the Mortgagor shall dispose of any hazar-dous or toxic (including without limitation, medical and radioactive wastes) substances (as defined in the Environmen-tal Laws) in accordance with the Envi-ronmental Laws;

               (b) The Mortgagor shall comply strictly and in all respects with the require-ments of the Environmental Laws and re-lated regulations and shall notify the Mortgagee promptly in the event of any Spill upon the Premis-es or any portion thereof, and shall promptly forward to the Mortgagee copies of all orders, notices, permits, applica-tions or other communications and re-ports in connection with any such Spill or any other matters relating to the Environmental Laws, as they may affect the Premises or any portion thereof;

               (c) In the event the Mortgagee, in the exercise of its reasonable judgment, based upon its information and belief that there have occurred changes in the physical condition of the Premises or the surrounding area or in the Environmental Law, determines that an environmental site assessment or environmental audit report is warranted, the Mortgagor, promptly upon the written request of the Mortgagee from time to time, shall provide the Mortgagee with an environmental site assessment or environmental audit report, or an update of such an assessment or report, all in scope, form and content reasonably sat-isfactory to the Mortgagee;

               (d) The Mortgagor shall indemnify and hold harmless the Mortgagee from and against all loss, liability, damage and expense, including reasonable attorney's fees, suf-fered or in-curred by the Mortgagee, whether as holder of this Mortgage, as mortgagee in possession or as successor in interest to the Mortgagor as owner of the Premises or any portion thereof by virtue of foreclosure or acceptance of a deed in lieu of foreclosure (i) under or on account of the Environmental Laws, including the assertion of any lien there-under; (ii) with respect to any Spill affecting the Premises or any portion thereof whether or not the same orig-inates or emanates from the Premises or any portion thereof or any such contiguous real estate, including any loss of value of the Premises as a result of a Spill; and (iii) with respect to any other matter affecting the Premises or any portion thereof or any portion thereof within the juris-diction of the Environmental Protection Agency of the United States of America or any similar agency or department of the Commonwealth of Pennsylvania. The term "Mort-gagee" shall include any assignee or designee of Mortgagee which becomes the owner of the Premises or any portion thereof.

               (e) In the event of any Spill affecting the Premises, whether or not the same originates or emanates from the Premises or any portion thereof or any contiguous real estate, and/or if the Mortgagor shall fail to comply with any of the requirements of the Environmental Laws or related regulations, the Mortgagee may at its elec-tion, but without the obligation so to do, cause such work to be performed at the Premises and/or take any and all other actions as the Mortgagee shall deem reasonably necessary or advisable in order to remedy said Spill or cure said failure of compliance, and any amounts paid as a result thereof, together with interest thereon at the Default Interest Rate from the date of payment by the Mortgagee, shall be immediately due and payable by the Mortgagor to the Mortgagee and until paid shall be added to and become a part of the Indebtedness and shall have the benefit of the lien hereby created as a part thereof.

               (f) All future leases or concession agreements at the Premises shall contain a provision prohibiting the deposit, stor-age, disposal, dumping, injecting, spilling, leaking or other placement or release by any tenant at, upon or in the Premises of a hazardous or toxic waste or material except in compliance with the Environmental Laws.

               (g)        The Mortgagor has obtained all permits, li-censes, and
other authorizations that are required under the Environ-mental Laws to operate the Facility for the Permitted Use. Mortgagor has no knowl-edge of any violation by the Mort-ga-gor or any other party of the Environ-mental Laws with respect to the Premises.

               (h) The Mortgagor has no knowledge or information that the Mortgagor is or may be potentially responsible or liable for any environmental cleanup, removal, remedial action, or corrective action under the Environmental Laws. The Mortgagor (i) has not been demanded, ordered, required, or requested to under-take, (ii) has not under-taken, and (iii) does not have knowledge of any facts or circum-stances that might give rise to a demand, order, require-ment, or request to undertake, any test, investiga-tion, assess-ment, exami-nation, treatment, or restoration with respect to any Spill on any real prop-erty now or in the past owned, leased or used by or on behalf of the Mortgagor including without limitation the Premises.
               (i) The Mortgagor has disclosed to the Mortgagee all informa-tion of which the Mortgagor has knowledge regarding any violation or alleged violation by the Mortgagor of the Environ-mental Laws with respect to any property now or in the past owned, leased or used by or on behalf of the Mortgagor.

               (j) The provisions of this Section 1.33 shall survive the repayment of the Indebtedness and the satisfaction of this Mortgage.

1.34 Section Subordination of the Mortgagor's Debt to the Guarantors. The Mortgagor shall cause the Guarantors to render all indebtedness of the Mortgagor to the Guarantors to be subordi-nated and junior in right of payment and performance to the prior pay-ment in full of all amounts owed to the Mortgagee under the Loan Documents and to the complete performance by the Mortgagor of all obligations to the Mortgagee under the Loan Docu-ments. Notwith-standing anything to the con-trary hereinabove set forth, provided that no Event of Default or Incipient Default has occurred and is continuing, the
 Mortgagor may continue to pay to the Guarantors any payments owed by the Mortga-gor to the Guarantors in connec-tion with any such in-debted-ness.

1.35 Section Loan Brokerage. The Mortgagor shall in-demnify, defend and hold harmless the Mortgagee against loss or damage suffered by the Mortgagee as a result of any claim by any person or entity for any brokerage commission, finder's fee, or other similar fee alleged to be due as a result of the Loan based upon the actions of the Mortgagor, the Guarantors or their respective affiliates.

1.36 Section Limitation on Management Agreement Fees. The Mortgagor shall, during the term of the Loan, pay only such fees for the operation and management of the Facility which do not exceed those provided for in any management agreement which has been approved by the Mortgagee. All other terms and conditions of any management agreement must be satisfactory to the Mortgagee. The Mortgagee shall have the right to approve all modifications, amendments or extensions or any management agreement.

1.37 Section Letter of Credit. At all times while any amount of the Indebtedness shall be outstanding and continuing for ninety (90) days after the date of repayment of the Indebtedness or until the Mortgagee determines that certain criteria have been achieved by the Mortgagor and the Guarantors, the Mortgagor shall secure an irrevocable stand-by letter of credit in the amount of One Hundred Seventy-Five Thousand Dollars ($175,000) naming the Mortgagee as the beneficiary thereof (the "Letter of Credit"). The Letter of Credit shall be delivered to Lender as the beneficiary thereof, and shall require as a condition to payment only presentation of a sight draft at a designated office of the issuer in the continental United States. The Letter of Credit shall be issued by a bank rated "B" or better by Thompson Bank Watch and shall be otherwise acceptable to the Mortgagee in its sole and absolute discretion (an "Eligible Bank"). The Mortgagor shall pay all fees and expenses incurred in securing and maintaining the Letter of Credit. During the term of the Loan, each Letter of Credit shall have an expiration date of not less than one (1) year from the date of issuance thereof. At least thirty (30) days prior to the expiration of any Letter of Credit, the Mortgagor shall deliver to the Mortgagee a replacement Letter of Credit having an expiration date of at least one (1) year from the date of issuance thereof, except that the final Letter of Credit shall not be required to extend more than ninety (90) days beyond the Maturity Date (as defined in the Note), and which replacement Letter of Credit shall be effective as of the expiration date of the then issued Letter of Credit so that there shall be no lapse in the maintenance of a Letter of Credit at all times during the term of the Loan so long as a Letter of Credit is required. Proceeds of the draw of the Letter of Credit shall not be subject to withholding tax. The occurrence of an Event of Default or the failure by the Mortgagor to maintain or renew the Letter of Credit in accordance with the terms of this
Section 1.37 at any time during the term of the Loan shall entitle the Mortgagee to present the Letter of Credit to the Eligible Bank for automatic payment thereunder. Notwithstanding anything to the contrary set forth in this Section
1.37 above, (a) the amount of the Letter of Credit shall be reduced to Eighty-Seven Thousand Five-Hundred Dollars ($87,500), provided that there exists no uncured Event of Default or Incipient Default, and further provided that the Mortgagee determines, based upon the Mortgagee's review of all required financial information of the Mortgagor and the Guarantors that the Mortgagor has achieved a Debt Service Coverage Ratio, after payment of management fees payable by the Mortgagor, of at least 2.0 to 1.0 for two (2) consecutive Loan Years (as defined in the Note); and, (b) the Letter of Credit shall be released and no longer required provided that there exists no uncured Event of Default or Incipient Default and further provided that the Mortgagee determines, based upon the Mortgagee's review of all required financial information of the Mortgagor and Guarantors, that the Mortgagor has achieved a Debt Service Coverage Ratio, after payment of management fees payable by the Mortgagor, of at least 2.5 to
1.0  for  three  (3)  consecutive  Loan  Years.

          Section 1.38 Value of Mortgaged Property. The Mortgagor shall maintain the Mortgaged Property and shall not cause the value of the Mortgaged Property to decline. At all times during the term of the Loan, the outstanding balance of the Indebtedness shall be equal to more than seventy percent (70%) of the appraised value of the Mortgaged Property and the business conducted thereon, as determined by an appraiser acceptable to the Mortgagee, in its reasonable discretion.


                                II     ARTICLE

                              DEFAULT AND REMEDIES


2.01 Section Events of Default. The following occurrences shall, after the expiration of any applicable notice and grace periods, constitute "Events of Default" under this Mort-gage: (a) default when and as the same shall become due and payable in payment of principal or interest on the Note whether by maturity or acceleration, which default has continued for a period of five (5) days after receipt from the Mortgagee of written notice of such de-fault; or (b) default when and as the same shall become due and pay-able in payment of any other amounts due under the Note, this Mortgage or any other Loan Docu-ment, which default has con-tinued for a period of five (5) days after receipt from the Mort-gagee of written no-tice of such default; or (c) default in the due obser-vance or performance of any of the terms, covenants or conditions contained in the Loan Documents for more than fifteen (15) days after receipt from the Mort-gagee of written notice of such default, provided, however, that any default which in Mort-gagee's sole discretion is not capable of cure within such fifteen (15) day period shall not constitute an Event of Default if the Mortgagor within such fifteen (15) day period shall com-mence action to cure such default and, in Mort-gagee's sole judgment, diligently continue the foregoing action and prosecute the same to comple-tion as soon as practicable after the expira-tion of such fifteen (15) day period and if the continued failure of perform-ance will not, in Mortgagee's opin-ion, result in criminal or civil liability of Mort-gagee, result in the fore-closure of any lien upon the Mort-gaged Property or any por-tion thereof or other-wise jeopardize the Mortgagee's security for the Indebtedness, and provided further, that such grace period set forth in this subsection (c) shall not apply to any other Event of Default ex-pressly set forth in this Section 2.01 or to any Event of Default defined as such in the Note or any other Loan Document, or to any other cove-nant or condi-tion with respect to which a grace period is ex-pressly provided elsewhere; or (d) should any representation made herein or in any Loan Docu-ment or other docu-ment given in connec-tion herewith prove to be untrue in any ma-terial respect when made; or (e) de-fault beyond any applic-able grace period under any obliga-tion set forth in the Note other than for the payment of princi-pal or in-terest; or (f) except as otherwise indicated in Section 1.23 hereof, the further assignment or encum-brance by the Mortgagor of the leases, rents, issues or profits of the Premises or any part thereof without the prior written consent of the Mort-gagee; or (g) the leasing by the Mortgagor of all or part of the Premises without the prior writ-ten consent of Mort-gagee; or (h) except as otherwise indicated in Section 1.06(b) hereof, the failure of the Mortgagor to pay when due and before any fine, penalty, interest or cost may be added thereto all franchise taxes and charges, and other governmental charges, general and special, ordinary and extraordinary, unfore-seen as well as foreseen, of any kind and nature whatsoever, including, without limitation, assessments for public improve-ments or benefits that are as-sessed, levied, confirmed, imposed or become a lien upon the Mortgaged Property, or the
Mortgagor, with the Mortgagee's consent, which shall not be unreasonably withheld, enters into any agreement either written or oral which has the effect of deferring the payments of any taxes or other charges that are or can be assessed, levied, confirmed, imposed or become a lien on the Mortgaged Property or become payable during the term of the Note or this Mortgage; or (i) except as otherwise indicated in Sections 1.17, 1.23 and 1.26 hereof, the conveyance assignment, sale or attempted sale, or other disposition of the Mortgaged Property or any por-tion thereof, or the further mort-gage, pledge or other encumbrance by the Mortgagor of the Mort-gaged Property or any part thereof or any interest herein without the prior written consent of the Mort-gagee; or (j) if a receiver, liquida-tor or trustee of the Mortgagor, the Guarantors or of any share-holder of the foregoing entities (if applicable) or of any of their pro-perties, shall be appointed; or (k) if a petition in bank-ruptcy, an insolvency proceeding, or a petition for reorgani-za-tion shall have been filed against the Mortgagor, the Guar-an-tors or any shareholder of the fore-going enti-ties (if applicable) and the same is not with-drawn, dis-missed, canceled or ter-minated within sixty (60) days; or (l) if the Mortgagor, the Guarantors or any shareholder of the foregoing entities (if applicable) is adjudi-cated bankrupt or insolvent or a petition for reorganiza-tion is granted (without regard for any grace period provided for herein); or (m) if there is an attach-ment or seques-tration of any of the property of the Mortgagor, the Guarantors or any shareholder of the foregoing entities (if applicable) which in the reasonable discretion of Mortgagee has a material adverse effect on the security of the Loan, or of any personal property or fixtures used in connec-tion with the opera-tion of the Facility and same is not promptly discharged or bonded; or (n) if the Mortgagor, the Guarantors or any shareholder of the fore-going entities (if applicable) files or con-sents to the filing of any petition in bank-ruptcy or commences or con-sents to the commencement of any pro-ceeding under the Federal Bankruptcy Code or any other law, now or hereafter in effect, relating to the reorganization of any of the foregoing entities or persons or the arrangement or readjust-ment of the debts of any of the foregoing entities or persons; or (o) if the Mortgagor, the Guarantors or any share-holder of any of the foregoing entities (if applicable) shall make an assignment for the benefit of creditors or shall admit in writing the in-ability to pay their debts gene-rally as they become due or shall consent to the ap-pointment of a receiver, trustee or liquidator of the Mortgagor, the Guarantors or any share-holder of the foregoing entities (if applicable) or of all or any substan-tial part of their property (notwithstanding anything to the contrary herein stated, the occurrence of any of the events listed in subsections (j) through (o) hereof by or with regard to any shareholder of CoreCare shall not constitute an Event of Default hereunder unless such occurrence with respect to such shareholder causes or, in the Mortgagee's reasonable judgment, may cause the bankruptcy or insolvency of CoreCare as well); (p) if defaults shall occur under or any attempted withdrawal, cancella-tion or dis-claimer of liability under any guaranty which guaran-tees payment of the Indebtedness or under any agreement giving security for said guaranty shall occur beyond any applicable grace period; or (q) if the
 Mortgagor or CoreCare shall cause or institute any proceed-ing for the dissolution or termina-tion of the Mortgagor or CoreCare; or (r) if the Mortgagor or CoreCare cease to do business; or (s) if there is a change in the ownership inter-ests of the Mortgagor ex-cept as permitted by Sec-tion 1.26 hereof; or (t) if any condem-nation, eminent domain or other tak-ing proceed-ing shall have been commenced against all or any portion of the Premises unless, in the reasonable opinion of the Mort-gagee, after the applica-tion of the con-dem-nation award to out-standing principal and interest on the Note, the income which will be generated thereafter shall be sufficient to sustain a debt service ratio for the Premises not less favorable to the Mortgagee than that which existed at the time of such condemnation; or (u) if the Mortgagor shall fail to provide or to maintain insurance in accordance with the require-ments of this Mortgage, or shall fail to pay the premiums thereof in a timely manner as required by this Mortgage; or (v) if there shall occur any material unin-sured dam-age to or loss, theft or destruc-tion to the Mor-tgaged Property or any portion thereof or to any other collat-eral fur-nished to the Mort-gagee as security for the Indebtedness which in the Mortgagee's opinion would have a materially adverse effect upon the Mortgagor's ability to perform its obligations under the Loan Documents; or (w) if there shall exist any violation of Sections 1.17, 1.26 or 1.33 hereof; or (x) if there shall exist on the Premises any condi-tion which violates the Environmental Laws or any Spill occurs or any claim is filed, instituted or raised against the Mortgagor in connec-tion there-with; (y) if a default by the Mortgagor shall occur under any mortgage, deed of trust or security agreement affecting the Premises which is senior or subordi-nate to the lien of this Mortgage or if the Mortgagor or the Guarantors default under any other mortgage, deed of trust or se-curity agree-ment or the benefici-ary, mort-gagee or secured party, as the case may be, thereunder, shall commence a fore-closure action in connection under said mort-gage, deed of trust or security agree-ment; or (z) if the Mortgagor, the Guarantors or any other entity which is affiliated with, controlled by or under common control or ownership with the Guarantors shall default under any note, credit or other agree-ment, secured or un-secured evidencing other indebtedness owed to the Mortgagee; or (aa) if the Guarantors shall, except as specifi-cally per-mitted hereunder, mortgage, pledge or otherwise encumber or sell, transfer, convey or assign all or substantially all of their respective assets; or (bb) if any of the Guar-antors shall default or fail to perform under the terms of the Guaranty Agreements; or (cc) if at any time while the Indebtedness is outstanding, the Mortgage shall fail to maintain the Letter of Credit as required by Section 1.37 of this Mortgage; or (dd) if there shall exist any violation of Section 1.38 hereof; or (ee) if there shall occur the revocation or lapse of any license, permit, certificate, authorization or approval or the termination of any approval of any governmental agency having jurisdiction over the Premises or any portion thereof (including, without limitation, such licenses, approvals, permits, certifi-cates, authorizations and governmental approvals that are neces-sary to operate the Facility) which has a materially adverse effect on the operation of the Facility; or (ff) if any person or entity other than the Mortgagor shall be responsible for the management and opera-tion of the Premises except as permitted under Sec-tion 1.26 hereof; (gg) if any inter-est in the Mortga-gor is volun-tarily pledged, hypo-the-cated, levied upon, en-cumbered, or trans-ferred in any manner except as otherwise per-mitted here-under; or (hh) except as otherwise permit-ted hereun-der, if Mortgagor or the Guarantors shall (1) mort-gage, pledge, or otherwise en-cumber or sell, trans-fer, convey or assign all or substantially all of their assets, or (2) if Mortgagor or CoreCare shall consolidate or merge with or into any other person or entity except that it shall not be an Event of Default if, as a result of such a consolidation or merger, the Mortgagor or CoreCare is the surviving entity; or (ii) if any default shall occur under any of the Loan Docu-ments.


2.02 Section Remedies. (a) Upon the occurrence of any Event of Default, the Mortgagee may take such action, without notice or demand, as it deems advisable to protect and enforce its rights against the Mortgagor and in and to the Mortgaged Property, including, but not limited to, the following actions, each of which may be pursued concurrently or otherwise, at such time and in such order as the Mortgagee may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of the
Mortgagee: (1) declare the entire unpaid Indebtedness to be immediately due and payable; or (2) enter into or upon the Premises (without having to seek or obtain the ap-pointment of a receiver), either personally or by its agents, nominees or attorneys, or by a receiver appointed by a court, and dispossess the Mortgagor and its agents and servants therefrom, and thereupon may (i) use, operate, manage, control, insure, main-tain, repair, restore and otherwise deal with all and every part of the Prem-ises and conduct the business thereon; (ii) complete any con-struction on the Premises in such manner and form as the Mort-gagee deems advisable; (iii) make alterations, additions, re-newals, replacements and improvements to or on the Mort-gaged Property; (iv) exercise all rights and powers of the Mortgagor with respect to the Premises, whether in the name of the Mortga-gor or otherwise, including, without limitation, the right to make, cancel, enforce or modify leases, obtain and evict ten-ants, and demand, sue for, collect and receive all earnings, rev-enues, rents, issues, profits and other in-come of the Premises from the Premises and every part thereof; and (v) apply the receipts from the Premises to the payment of the Indebted-ness, after deducting therefrom all ex-penses (includ-ing reason-able attorneys' fees) incurred in connec-tion with the aforesaid operations and all amounts necessary to pay the taxes, assess-ments, insurance and other charges in con-nection with the Mort-gaged Prop-erty, as well as just and reason-able compensation for the ser-vices of the Mortgagee and the re-ceiver, their coun-sel, agents and employees; or (3) institute proceedings for the com-plete fore-closure of this Mortgage; or (4) with or without entry, to the extent permitted and pursuant to the procedures provided by ap-plicable law, institute proceedings for the partial fore-closure of this Mortgage for the portion of the indebtedness then due and payable, subject to the continuing lien of this Mortgage for the balance of the Indebtedness not then due; or (5) insti-tute an action, suit or proceeding in equity for the specific perform-ance of any covenant, condition or agree-ment contained herein, or in the Note or any other Loan Document or for manda-tory or prohibi-tory injunctive relief, or other equit-able relief requiring the Mortgagor to cure or refrain from re-peating any default; or (6) recover judgment on the Note either before, dur-ing or after any proceedings for the enforce-ment of this Mort-gage; or (7) apply for the appointment of a trustee, re-ceiver, liquidator or con-servator of the Mortgaged Property upon ex parte application to any court of competent jurisdiction, without re-gard for the ade-quacy of the security for the Indebted-ness and without regard for the solvency of the Mortgagor or the Guarantor or of any person, firm or other entity lia-ble for the payment of the Indebtedness; or (8) with or with-out ac-celerating the matu-rity of the Indebtedness, the Mortgagee may sue from time to time for any payment due under any Loan Docu-ments; or (9) present for immediate payment the Letter of Credit and apply the proceeds thereof as the Mortgagee deems appropriate in its sole discretion; or (10) pursue such other remedies as the Mortgagee may have under applicable law or in equity.

               (b) The purchase money proceeds or avails of any sale made under or by virtue of this Article II, together with any other sums which then may be held by the Mortgagee under this Mortgage, whether under the provisions of this Article II or otherwise, shall be applied as follows:

     First: To the payment of the costs and expenses of any such sale, including cost of evidence of title in connection with the sale and reasonable compensa-tion to the Mortgagee, its agents and counsel, and of any judicial proceedings, wherein the same may be made, and of all expense, liabili-ties and advances made or incurred by the Mortgagee under this Mortgage, together with interest as provided herein on all advances made by the Mortgagee and all taxes or assess-ments except any taxes, assessments or other charges subject to which the Mortgaged Property shall have been sold.

     Second:   To the payment of the whole amount then due, owing or unpaid upon the Note for principal, together with any and all applicable interest and late charges.

     Third:    To  the  payment  of  any  other  sums required to be paid by the
Mortgagor  pursuant  to  any  provision  of  the  Loan  Documents.
     Fourth:    To  the  payment  of  the  surplus,  if any, to whosoever may be lawfully  entitled  to  receive  the  same.

The Mortgagee and any receiver of the Mortgaged Property, or any part thereof, shall be liable to account for only those rents, issues, profits, proceeds and avails actually received by it.

               (c) To the extent permitted by Pennsylvania law, the Mortgagor waives any right to any hearing or notice of hearing prior to the appointment of a receiver. Such receiver and his agents shall be empowered (i) to take possession of the Mortgaged Pro-perty and any businesses conducted by the Mortgagor or any other person thereon and any busi-ness assets used in connection there-with, (ii) to exclude the Mortgagor and Mortgagor's agents, servants, and employees from the Premises, (iii) to collect the rents, issues, profits, and income therefrom (including, without limita-tion, Medicare and Medicaid payments and reimbursements), (iv) to complete any con-struction which may be in progress, if any, (v) to do such maintenance and make such repairs and altera-tions as the receiver deems reasonably necessary, (vi) to use all stores of ma-terials, supplies, and maintenance equipment owned by the Mortg-agor on the Premises and replace such items at the ex-pense of the receiver-ship estate,
(vii) to pay all taxes and assess-ments against the Mortgaged Property, all premiums for in-surance thereon, all util-ity and other operating expenses, and all sums due under any prior or subsequent encum-brance when due, and (viii) gen-erally to do any-thing which the Mortgagor could legally do if the Mortgagor were in possession of the Mort-gaged Property. All expenses incurred by the receiver or his agents shall consti-tute a part of the In-debted-ness secured by this Mortgage. Any rev-enues collected by the receiver shall be applied first to the expenses of the re-ceiver-ship, including reasonable attorneys' fees incurred by the receiver and by the Mortgagee, together with interest thereon at the Default Interest Rate from the date incurred until repaid, then to the payment of the whole amount then due, owing or unpaid upon the Note for principal, together with any and all applicable interest and late charges, and the balance to the payment of any other sums re-quired to be paid by the Mortgagor pursuant to any provi-sion of this Mortgage or the Note or in such other manner as a court may direct. Unless sooner terminated with the express con-sent of the Mortgagee, any such receivership will continue until the Indebt-ed-ness has been discharged in full, or until title to the Mort-gaged Property has passed after foreclosure sale and all applica-ble periods of re-demption have expired.

               (d) In the case of a sale under this Mortgage, the Mortgaged Property, real, personal and mixed, may be sold in one parcel or more than one parcel.

               (e)     Upon any foreclosure sale made under or by virtue of this
Article II, the Mortgagee may bid for and acquire the Mortgaged Property or any part thereof and in lieu of paying cash therefor may make settlement for the purchase price after deduct-ing therefrom the expenses of the sale and the costs of the action and any other sum which the Mortgagee is authorized to deduct under this Mortgage.

               (f) No recovery of any judgment by the Mortgagee and no levy of an execution under any judgment upon the Mortgaged Property or upon any other property of the Mortgagor shall affect in any manner or to any extent (except as it may affect the amount thereof), the lien of this Mortgage upon the Mortgaged Property or any part thereof, or any liens, rights, powers or remedies of the Mortgagee hereunder, but such liens, rights, powers and remedies of the Mortgagee shall continue unimpaired as before.

               (g) In the event of any foreclosure sale made under or by virtue of this Article II, the entire Indebted-ness, if not previously due and payable, immediately thereupon shall, anything in the Note, this Mortgage or any other Loan Documents to the contrary not-withstanding, become due and pay-able.

               (h) The Mortgagor waives the right of inquisition on any property levied upon under a judgment obtained in proceedings to collect the Indebtedness hereby secured or in proceedings on this Mortgage, and hereby voluntarily condemns the same, and authorizes the Prothonotary or Clerk of court to enter such condemnation upon a writ of execution, and agrees that such property may be sold under said writ; and further waives and releases any and all benefits that may accrue to the Mortgagor by virtue of any law to exempt the Mortgaged Property or any part thereof, from levy or sale under execution, now in force, or hereafter to be passed. A foreclosure sale shall constitute a foreclosure sale of all equity whatsoever of the Mortgagor in the Mortgaged Property and the Mortgagee shall, if it is the purchaser at the sale, hold the Mortgaged Property and any part thereof so purchased free of any equity of redemption by reason of any circumstances whatsoever and not as collateral for any obligation.

               THE FOLLOWING PARAGRAPH SETS FORTH A WARRANTY OF AUTHORITY FOR AN ATTORNEY TO CONFESS JUDGMENT AGAINST THE MORTGAGOR. IN GRANTING THIS WARRANT OF ATTORNEY TO CONFESS JUDGMENT AGAINST THE MORTGAGOR, THE MORTGAGOR HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, AND (ON THE ADVICE OF THE SEPARATE COUNSEL OF THE MORTGAGOR) UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS THE MORTGAGOR HAS OR MAY HAVE TO PRIOR NOTICE AND AN OPPORTUNITY FOR HEARING UNDER THE CONSTITUTIONS AND LAWS OF THE UNITED STATES AND THE COMMONWEALTH OF PENNSYLVANIA.

               (i) Upon the occurrence of an Event of Default hereunder (of which an affidavit on behalf of the Mortgagee shall be sufficient evidence), then and in any such event, any Attorney of any Court of Record of Pennsylvania or elsewhere is hereby authorized and empowered to appear for the Mortgagor, and as attorney for the Mortgagor to sign an agreement for entering an amicable action of ejectment for possession of the Mortgaged Property or any part thereof and to confess judgment therein against the Mortgagor, in favor of the Mortgagee, whereupon a writ for possession may immediately issue for the possession of the Mortgaged Property, without any prior complaint, writ or proceeding whatsoever; and for so doing this Mortgage, or a copy hereof verified by affidavit, shall be his sufficient warrant. This power may be exercised as often as the Mortgagee shall require and shall not be exhausted by one or more or by any imperfect exercise thereof.

2.03 Section Payment of Indebtedness After Default. Upon occurrence of any Event of Default and the acceleration of the maturity hereof, if, at any time prior to foreclosure sale, the Mortga-gor or any other person tenders payment of the amount necessary to satisfy the Indebtedness, the same shall constitute an evasion of the payment terms hereof and shall be deemed to be a voluntary prepayment hereunder, in which case such payment must include the premium required under the prepayment provision contained in the Note. This provision shall be of no force or effect if at the time that such tender of payment is made, the Mortgagor has the right under this Mortgage or the Note to prepay the Indebtedness without penalty or premium.

2.04 Section Possession of the Premises. Upon the occurrence of any Event of Default hereunder, it is agreed that the then owner of the Premises, if it is the occupant of the Premises of any part thereof, shall immediately surrender possession of the Premises so occupied to the Mortgagee, and if such occupant is permitted to remain in possession, the possession shall be as tenant of the Mortgagee and, on demand, such occupant (a) shall pay to the Mortgagee monthly, in advance, a reasonable rental for the space so occupied,
and  (b)  in  default  thereof  may  be   dispossessed  by  the  usual  summary
proceedings. The covenants herein contained may be enforced by a receiver of the Mortgaged Property or any part thereof. Nothing in this Section 2.04 shall be deemed to be a waiver of the provisions of this Mortgage prohibiting the sale or other disposition of the Premises without the Mortgagee's consent.

2.05                       Section   Interest After Default.  If any payment due
hereunder or under the Note is not paid when due, either at stated or accelerated maturity or pursuant to any of the terms hereof, then and in such event, the Mortgagor shall pay interest thereon from and after the date on which such payment first becomes due at the interest rate provided for in Section 1.11 whether or not any action shall have been taken or proceeding commenced to recover the same or to foreclose this Mortgage. Nothing in this Section 2.05 or in any other provision of this Mortgage shall constitute an extension of the time of payment of the Indebtedness.

2.06 Section Mortgagor's Actions After Default. Af-ter the happening of any Event of Default and immediately upon the commencement of any action, suit or other legal proceeding by the Mortgagee to obtain judgment for the Indebtedness, or of any other nature in aid of the enforcement of the Note or of this Mortgage, the Mortgagor will (a) waive the issuance and service of process and enter its voluntary appearance in such action, suit or proceedings, and (b) if required by the Mortgagee, consent to the appointment of a receiver or receivers of the Mortgaged Property and of all the earnings, revenues, rents, issues, prof-its and income thereof.

2.07 Section Control by Mortgagee After Default. To the extent permitted by law, notwithstanding the appointment of any receiver, liquidator or trustee of the Mortgagor, or of any of its property, or of the Mortgaged Property or any part thereof, the Mortgagee shall be entitled to retain possession and control of all property now and hereafter covered by this Mort-gage.

2.08 Section Attorney-in-Fact. To the extent per-mitted by law, the Mortgagor hereby appoints the Mortgagee as the Mortgagor's attorney-in-fact which power shall be coupled with an interest and shall be irrevocable as long as any part of the Indebtedness remains unpaid. Such appointment shall be for the sole purpose of executing (following the Mortgagor's failure to do so after demand by the Mortgagee) forms, affidavits or returns which may be required to be executed and delivered by the Mortgagor in connection with a foreclosure sale of the Mortgaged Property.


                                III       ARTICLE

                                  MISCELLANEOUS


3.01 Section Credits Waived. The Mortgagor will not claim nor demand nor be entitled to any credit or credits against the Indebtedness for so much of the taxes assessed against the Mortgaged Property or any part thereof, and no deductions shall otherwise be made or claimed from the taxable value of the Mort-gaged Property or any part thereof by reason of this Mortgage or the Indebtedness.

3.02 Section No Release. The Mortgagor agrees, that in the event the Mortgaged Property is sold and the Mortgagee enters into any agreement with the then owner of the Mortgaged Property extending the time of payment of the Indebtedness, or otherwise modifying the terms hereof, the Mortgagor shall con-tinue to be liable to pay the Indebtedness according to the tenor of any such agreement unless expressly released and discharged in writing by the Mortgagee. Nothing in this Section 3.02 shall be deemed to be a waiver of
Sections  1.17,  1.26  or  2.01(i)  hereof.

3.03 Section Notices. All notices, demands, waivers, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes when delivered in person or sent by national overnight courier service or by registered or certified mail, return receipt requested, to any party hereto at its ad-dress above stated (in the case of the Mortgagee, to the attention of Sharon E. O'Connell, Director of Lease Administration, with copies to FINOVA Capital Corporation at 1850 North Central Avenue, Phoenix, Arizona 85004 to the attention of Frederick C. Bauman, Esq., and to Schnader, Harrison, Segal & Lewis, Suite 3600, 1600 Market Street, Philadelphia, Pennsylvania 19103, to the attention of Jerald M. Goodman, Esq.; and in the case of the Mortgagor, to the attention of Thomas T. Fleming, Chairman, with a copy to Connolly, Epstein, Chicco, Foxman, Engelmyer & Ewing, 1515 Market Street, 9th Floor, Philadelphia, Pennsylvania 19102, to the attention of Gary S. Lewis, Esq.) or at such other address of which it shall have notified the party giving such notice, demand, waiver, consent, approval or other communi-cation in writ-ing as aforesaid. Any written notice, demand, waiver, consent, approval or other communication shall be deemed to have been re-ceived on the date delivered or two (2) days after mailing or sending by overnight courier.

3.04 Section Binding Obligations. The provisions and covenants of this Mortgage shall run with the Land, shall be bind-ing upon the Mortgagor, and shall inure to the benefit of the Mort-gagee, subsequent holders of this Mortgage, and their respec-tive successors and assigns. For the purpose of this Mortgage, the term "Mortgagor" shall mean the Mortgagor named herein, any sub-sequent owner of the Mortgaged Property, and their respective heirs, executors, legal representatives, successors and assigns. If there is more than one Mortgagor, all their undertakings here-under shall be deemed joint and several.

3.05 Section Captions. The captions of the Sections of this Mortgage are for the purpose of convenience only and are not intended to be a part of this Mortgage and shall not be deemed to modify, explain, enlarge or restrict any of the provi-sions hereof.

3.06 Section Further Assurances. The Mortgagor shall do, execute, acknowledge and deliver, at the sole cost and ex-pense of the Mortgagor, all and every such further acts, deeds, conveyances, mortgages, assignments, estoppel certificates, no-tices of assignment, transfers and assurances as the Mortgagee may reasonably require from time to time in order to better assure, convey, assign, transfer and confirm unto the Mortgagee, the rights now or hereafter intended to be granted to the Mort-gagee under this Mortgage, any other instrument executed in con-nection with this Mortgage, or any other instrument under which the Mortgagor may be or may hereafter become bound to convey, mortgage or assign to the Mortgagee for carrying out the inten-tion of facilitating the performance of the terms of this Mortgage. The Mortgagor hereby appoints the Mortgagee its attorney--in-fact to execute, acknowledge and deliver for and in the name of the Mortgagor any and all of the instruments men-tioned in this Section 3.06 and this power, being coupled with an interest, shall be irrevocable as long as any part of the Indebt-edness remains unpaid. Mortgagee shall not exercise its rights as attorney-in-fact hereunder unless Mortgagee shall have deter-mined, in its reasonable discretion, that Mortgagor has failed to comply with its obligations under the first sentence of this Sec-tion 3.06.

3.07 Section Severability. Any provision of this Mortgage that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforce-ability of such provisions in any other jurisdiction.

3.08                     Section   General Conditions.  (a) All covenants hereof
shall be construed as affording to the Mortgagee rights additional to and not exclusive of the rights conferred under any applicable law.

               (b) This Mortgage cannot be altered, amended, modified or discharged orally and no executory agreement shall be effec-tive to modify or discharge it in whole or in part, unless it is in writing and signed by the party against whom enforcement of the modification, alteration, amendment or discharge is sought.

               (c) No remedy herein conferred upon or reserved to the Mortgagee is intended to be exclusive of any other remedy or remedies, and each and every such remedy shall be cumulative, and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No delay or omission of the Mortgagee in exercising any right or power accruing upon any Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Event of Default or any acquiescence therein. Acceptance of any payment after the occurrence of an Event of Default shall not be deemed to waive or cure such Event of Default; and every power and remedy given by this Mortgage to the Mortgagee may be exer-cised from time to time as often as may be deemed expedient by the Mortgagee. Nothing in this Mortgage or in the Note shall affect the obligation of the Mortgagor to pay the Indebtedness in the manner and at the time and place therein respectively ex-pressed.

               (d) No waiver by the Mortgagee will be effective unless it is in writing and then only to the extent specifically stated. Without limiting the generality of the foregoing, any payment made by the Mortgagee for insurance premiums, taxes, assessments, water rates, sewer rentals or any other charges af-fecting the Mortgaged Property, shall not constitute a waiver of the Mortgagor's default in making such payments and shall not obligate the Mortgagee to make any further payments.

               (e) The Mortgagee shall have the right to appear in and defend any action or proceeding, in the name and on behalf of the Mortgagor or the Mortgagee, which the Mortgagee in its discretion, feels may adversely affect the Mortgaged Property or this Mortgage. The Mortgagee shall also have the right to insti-tute any action or proceeding which the Mortgagee in its discre-tion, feels should be brought to protect its inter-est in the Mortgaged Property or its rights hereunder. All costs and ex-penses incurred by the Mortgagee in connection with such actions or proceedings, including, without limitation, reasonable attor-neys' fees, and appellate attorneys' fees, shall be paid by the Mortgagor, on demand.

               (f) In the event of the passage after the date of this Mortgage of any law of any governmental authority having juris-diction, deducting from the value of land for the purpose of tax-ation any lien thereon, or changing in any way the laws for the taxation of mortgages or debts secured thereby for federal, state or local purposes, or the manner of the collection of any such taxes, so as to affect this Mortgage, the Mortgagor shall promptly pay to the Mortgagee, on demand, all taxes, costs and charges for which the Mortgagee is or may be liable as a result thereof, pro-vided that if for any reason payment by the Mortgagor of any such new or additional taxes, costs or charges would be unlawful, the Mortgagee may at its option, without demand or notice, declare the Indebtedness to be immediately due and pay-able, or the Mort-gagee may at its option, pay that amount or por-tion of such taxes, costs and charges of which payment by the Mortgagor would be un-lawful, and the Mortgagor shall concurrently therewith pay the remaining lawful portions or balance of such taxes, costs and charges.
               (g) The Mortgagor hereby appoints the Mortgagee as its attorney-in-fact in connection with the personal property and fixtures covered by this Mortgage, where permitted by law, to file on its behalf any financing statements or other statements in connection therewith with the appropriate public office signed only by the Mortgagee, as secured party. This power, being coupled with an interest, shall be irrevocable so long as any part of the Indebtedness remains unpaid.

               (h) The information set forth on the cover hereof is hereby incorporated herein.

               (i) The Mortgagor acknowledges that it has received a true and correct copy of this Mortgage.

               (j) For the purposes of this Mortgage, all defined terms contained herein shall be construed, whenever the context of this Mortgage so requires, so that the singular shall be con-strued as the plural and so that the masculine, feminine and neu-ter shall be construed interchangeably as circumstances required.

               (k) This Mortgage contains a final and complete inte-gration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, superseding all prior oral or written understandings.

3.09 Section Promotion Material. The Mortgagor au-thorizes the Mortgagee to issue press releases, advertisements and other promotional materials in connection with the Mort-gagee's own business promo-tional and marketing activities, de-scribing the Loan and the matters giving rise to the Loan.

3.10 Section Release. If the Indebtedness is fully paid in accordance with the terms and provisions of this Mortgage and the Note, and if the covenants and agreements contained herein and in the Note and in any other Loan Documents are kept and per-formed, then this Mortgage shall become null and void and shall be released at the expense of the Mortgagor.

3.11                     Section   Legal Construction.  The terms and conditions
hereof shall be governed, construed and interpreted by and enforced under the laws of the Commonwealth of Pennsylvania.

3.12 Section Usury Savings Clause. Nothing in this Mort-gage, the Note or in any other agreement between the Mortga-gor and the Mort-gagee shall require the Mortgagor to pay, or the Mortgagee to accept, interest in an amount which would subject the Mortgagee to any penalty under the applicable law. In the event that the payment of any interest due hereunder or under the Note or any such other agreement would subject the Mortgagee to any penalty under applicable law, then ipso facto the obligations of the Mortgagor to make payment shall be reduced to the highest rate au-thorized under applicable law.

3.13                   Section   Future Advances.  This Mortgage is in-tended to
secure  all  advances,  including  future  advances,  under  the  Note.


          IN WITNESS WHEREOF, this Mortgage has been duly exe-cuted as of the day and year first above written.

ATTEST:    [Corporate  Seal]                    WESTMEADE  HEALTHCARE,  INC.,
          a  Pennsylvania  corporation


          By:_______________________________
By:_______________________________             Name:____________________________
Name:____________________________Title:_____________________________
Title:_____________________________



I  hereby  certify  that  the  address  of  the  within  named  Mortgagee  is:

FINOVA  Capital  Corporation
3200  Park  Center  Drive
Costa  Mesa,  California  92626


_____________________________
On  behalf  of  the  within  Mortgagee

                                 ACKNOWLEDGMENT

COMMONWEALTH  OF  PENNSYLVANIA)
                                )          SS:
COUNTY  OF  _____________________              )


          On this _________ day of June __, 1996, before me, the undersigned officer, personally appeared _________________, who acknowledged himself to be the ________________________ of Westmeade Healthcare, Inc., a Pennsylvania corpo-ration, which is the Mortgagor in the within instrument, and that he as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself as such officer.

          IN  WITNESS  WHEREOF,  I  have hereunto set my hand and official seal.


                                   ___________________________-___
                                   Notary  Public

                                   My  commission  expires:

                                    EXHIBIT A


                     Legal Description of Mortgaged Premises




EXHIBIT 6.3

     This  instrument  was  prepared  by:
     Jerald  M.  Goodman,  Esquire
SCHNADER  HARRISON  SEGAL  &  LEWIS
Suite  3600,  1600  Market  Street
Philadelphia,  Pennsylvania    19103





     ASSIGNMENT  OF  LEASES,  RENTS,  GUARANTEES,
     PROFITS,  ISSUES  AND  OTHER  INCOME


     THIS ASSIGNMENT (the "Assignment"), made this 27th day of June, 1996 by WESTMEADE HEALTHCARE, INC. ("As-signor"), a Pennsylvania corporation, having an address at c/o Core Care Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, to FINOVA CAPITAL CORPORATION ("Assignee") a Delaware corporation, having an address at 3200 Park Center Drive, Costa Mesa, California 92626.

     Background


     Assignor is the holder of the fee simple estate in that cer-tain real property located at 1460 Meetinghouse Road, Warwick Township, Bucks County, Pennsylvania, which is more particularly described in Ex-hibit A attached hereto and made a part hereof (the "Property"). Assignor operates and maintains on the Property a 32-bed residential psychiatric treatment facility for children and adolescents (the AFacil-ity").

     Assignee has been asked to make a loan in the amount of One Million Seven Hundred Seventy-Five Thousand Dollars ($1,775,000.00) (the "Loan") to Assignor which is evidenced by a promissory note of even date herewith made by Assignor as Borrower, which has been delivered to As-signee (the "Note"). The Note is in the full amount of the Loan and will be secured by, among other things, a Mortgage, Assignment of Leases, Rents and Other Income and Secu-rity Agree-ment of even date herewith, between Assignor and As-signee (the "Mortgage"), cover-ing Assignor's interest in and to the Property.

     Assignor has agreed to execute this Assignment which shall effect the absolute transfer and assignment to Assignee of the Rents (hereinafter defined). This assignment shall, in addition to effecting the absolute assignment to Assignee of the Rents, also secure the performance by Assignor of all other obligations of Assignor under the Mortgage, the Note and any other documents or agreements relating thereto (collectively, the "Loan Docu-ments").

     NOW, THEREFORE, in consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor hereby transfers, assigns and sets over to Assignee all of Assignor's right, title and interest in and to (a) all leases, subleases, licenses, rental contracts and other agreements relating to oc-cupancy now existing or hereafter entered into and affecting the Property whether Assignor is the lessor or lessee thereunder, and the buildings and other improvements now existing or to be constructed on said parcels of land including, without limita-tion, the Facility (the Property, buildings and improve-ments being herein collectively referred to as the "Premises"), to-gether with all guarantees, modifications, exten-sions and re-newals thereof which now exist or may hereafter be made (col-lectively, the "Leases"), (b) all rents, issues, prof-its, income, accounts receivable and proceeds due or to become due from the Property, including but not limited to, rentals un-der all present and future Leases, all guarantees of payment and all deposits of tenants thereunder, including, without limitation, security de-posits, now or here-after held by Assignor in connec-tion with the Premises and all other amounts due or to become due from any other person for the use, opera-tion, occu-pancy of, or otherwise with respect to the Property and all amounts due from any federal, state or local governmental agency including, without limitation, to the extent permitted by law, all Medicare and Medicaid payments or reimbursements (collectively, the "Rents").

     EXCLUDING THEREFROM (a) accounts receivable generated by the Assignor in the course of its business, and all books, records and computer information relating thereto and all proceeds thereof and AEligible Receivables@ and ARelated Security@ of the Facility as such terms are defined in the Factoring Agreement (hereinafter defined) (collectively, the AFactoring Agreement Collateral@) encumbered pursuant to that certain Receivables Purchase and Sale Agreement dated as of January 24, 1996 between Assignor and Healthpartners Funding, L.P. (AHealthpartners@) (the Factoring Agreement@) and such replacements, renewals, restructurings or refinancings of the Factoring Agreement to the extent secured by the Factoring Agreement Collateral and (b) purchase money security interests and leases of furniture, machinery and equipment in the ordinary course of Assignor=s business.

     In connection with and as part of the foregoing assign-ment, Assignor hereby makes the following grants, covenants, agreements, representations and warranties:


     1. Assignment and Conveyance. This assignment shall be an absolute assignment, and Assignor does hereby convey, assign, set over and transfer to Assignee ABSOLUTELY AND FOR-EVER, and not merely as security, all of Assignor's right, title and interest, legal, equitable and otherwise, in and to the Rents under the Leases, and Assignee does hereby accept such conveyance and assignment. From and after the date hereof, Assignor shall have no further interest in any of the Rents regardless of any subsequent events, including without limitation any termination of the Leases by any party thereto, or any rejection of any of the Leases pursuant to the Federal Bankruptcy Code of 1978 as amended (the "Bankruptcy Code"), or any other law for the relief of debtors. Notwithstanding anything to the contrary set forth hereinabove, unless and until the occurrence of an Event of Default (as defined in the Mortgage), Assignor is hereby granted a revocable license to occupy and possess the Property, to collect the Rents and to perform all obligations of the lessor under the Leases.

     2. Rights and Powers of Assignee. From and after the occurrence of an Event of Default, Assignee shall have the right, power and authority to take any and all actions which Assignee deems reasonably necessary or appropriate in connection with (a) entering upon, taking possession of and operating the Prop-erty, as defined in Paragraph 3 hereof; (b) leasing all or any part of the Property; and (c) collecting all or any of the Rents and enforcing the rights of the lessor under all or any of the Leases, including, without limitation, bring-ing, prosecuting, defending or settling legal proceedings against tenants. Not-withstanding anything herein to the contrary, Assignee shall not be obligated to perform or dis-charge, and Assignee does not undertake to perform or discharge, any obliga-tion, duty or lia-bility with respect to the Leases or the Rents under or by reason of this Assignment, the same remain-ing the responsibility of As-signor who, until the occurrence of an Event of Default shall perform As-signor's obligations hereunder. This Assignment shall not operate to place respon-sibil-ity for the control, care, mainte-nance or repair of the Property upon Assignee, or to make As-signee responsible or liable for any waste committed on the Property by any tenant or other person, for any dangerous or de-fective condition of the Property, or for any negligence in the management, upkeep, repair or con-trol of the Property, in each case the same remaining the respon-sibility of Assignor.

     3. Use and Application of Rents. Until the occurrence of an Event of Default, Assignor shall have the right to collect all Rents and to retain, use and enjoy the same. Following the occurrence of an Event of Default, Assignee shall have the right, power and authority to use and apply any Rents re-ceived hereunder to the reduction of the indebtedness secured by the Mortgage and in payment of all interest and other sums payable under the Loan Documents by applying each monthly payment of Rent so received to the monthly installments of principal and interest due under the Note and other payments due under the Loan Docu-ments. After the application by Assignee of the Rents toward the monthly installments of principal and interest and other pay-ments due under the Loan Documents then, Assignee shall have the right, power and authority to use and apply any excess Rents received hereunder: (a) for the payment of any and all costs and expenses incurred in connection with enforcing or defending the terms of this Assignment or the rights of Assignee hereunder, and collect-ing any Rents; (b) for the operation and maintenance of the Property and the payment of all costs and expenses in con-nection therewith including, without limitation, the payment of (i) taxes, assessments, water charges and sewer rents and other gov-ernmental charges levied, assessed or imposed against the Prop-erty or any part thereof, (ii) insurance premi-ums, (iii) costs and expenses with respect to any litigation affecting the Prop-erty, the Leases or the Rents, and (iv) wages and salaries of em-ployees, commis-sions of agents and attorneys' fees. The term "Property" used herein shall have the same defi-nition as the term "Mortgaged Property" as defined in the Mort-gage. Exer-cise or non-exercise by Assignee of the rights granted in this Assign-ment by Assignee or its agent shall not be a waiver of any de-fault by Assignor under this Assignment, the Mortgage, the Note, or any other Loan Documents. Subject only to the pro-visions of Para-graph 7 hereof, no action or failure to act by Assignee with respect to any of the obliga-tions of Assignor evi-denced by the Loan Documents, to any secu-rity or guarantee given for the pay-ment or performance thereof, or to any other document or instru-ment evidencing or relating to such obligations, shall in any manner affect, impair or prejudice any of Assignee's rights and privileges under this Assignment or discharge, release or modify any of Assignor's duties or obliga-tions hereunder. This Assign-ment is intended by Assignor and Assignee to create, and shall be construed to create, an absolute assignment to Assignee, subject only to the terms and provisions hereof, and not merely as an assignment as security for the performance of the obli-gations evidenced by the Loan Documents, or any other indebted-ness of Assignor. Notwithstanding anything to the contrary set forth in the preceding sentence, until the occurrence of an Event of Default, however, As-signee hereby grants to Assignor a revocable license to enter upon the Property for the purpose of performing Assignor's obliga-tions and duties hereunder.

     4. Assignor's Covenants. During the period in which the Loan is outstanding, Assignor shall (a) observe and perform faithfully every material obligation which Assignor is required to perform under the Leases; (b) enforce, or secure the performance of, at its sole cost and expense, every material ob-ligation to be performed by the lessor under the Leases; (c) promptly give notice to Assignee of any notice of default re-ceived by As-signor from any tenant under the Leases, together with a copy of such notice; (d) not further assign any of the Leases or the Rents without Assignee's prior written consent except as other-wise permitted under the Mortgage; (e) not waive, condone or in any manner discharge any tenants from their obliga-tions under the Leases without As-signee's prior written consent; (f) not cancel, abridge or accept surrender or termination of any of the Leases without Assignee's prior written consent; (g) not modify or amend, by sufferance or otherwise, any of the Leases or any of the terms, provisions or covenants thereof which would result in terms less favorable to the lessor than those existing on the date hereof without Assignee's prior written consent; (h) not enter into any new Leases other than those in existence on the date hereof without Assignee's prior written con-sent;
(i) provide in all future Leases that any cancellation, abridgement, surren-der, modification or amendment of such Leases, without the prior written consent of Assignee, except as permitted by the provi-sions of this Assignment or the Mortgage, shall be voidable as against Assignee, at its option; (j) comply with all laws, rules, orders, ordinances and require-ments of all governmental authori-ties relating to the Property (including, without limitation, all laws, rules, orders, ordi-nances and requirements of all govern-mental authorities pertain-ing to use and the opera-tion of the Premises as a 28-bed residential psychiatric treatment facility for children and adolescents); (k) de-liver copies of all Leases to Assignee; (l) appear in and defend against, at Assignor's sole cost and ex-pense, any action or pro-ceeding aris-ing under, or in any manner connected with the Leases, the Rents or the obliga-tions, duties or liabili-ties of the les-sor, lessee or guarantors thereunder; and (m) maintain or cause to be maintained the Premises so that the same is, and shall continue to be eligible to receive all federal, state and local Medicare and/or Medicaid payments and reimbursements, if applicable.

     5. Termination; Reassignment. This Assignment shall continue in full force and effect until all sums due and payable under the Loan Documents have been fully paid and satis-fied, together with any and all other sums which may become due and owing under this Assignment. Upon such complete payment and per-formance by Assignor of all obligations to Assignee under the Loan Documents, Assignee shall reassign to Assignor its interest created hereun-der in the Leases, Rents and this Assignment and the authority and powers herein granted by Assignor to Assignee shall cease and terminate (and Assignor shall deliver documenta-tion legally sufficient to terminate this Assignment of record) and Assignor shall assume payment of all unmatured or unpaid charges, expenses or obliga-tions incurred or undertaken by Assignee, if any, in connection with the management of the Prop-erty.

     6. Appointment of Assignee. Assignor hereby irrevo-cably consti-tutes and ap-points Assignee its true and lawful at-torney in fact, to under-take and execute any or all of the rights or powers de-scribed herein (following the Assignor's failure to do so after demand by Assignee) with the same force and effect as if under-taken or exe-cuted by Assignor, and Assignor hereby ratifies and confirms any and all things done or omitted to be done by As-signee, its agents, servants, employees or attorneys in, to or about the Property.

     7. No Liability of Assignee. Assignee shall not in any way be liable to As-signor for any act done or anything omitted to be done to the Property, the Leases or the Rents by or on behalf of Assignee in good faith in connection with this As-signment except for the con-sequences of its own gross negligence or willful mis-conduct. Assignee shall be accountable to Assignor only for monies ac-tually received by Assignee pursuant to this Assignment. As-signee shall not be liable for any act or omission of its agents, servants, employees or attorneys provided that reasonable care is used by Assignee in the selection of such agents, ser-vants, em-ployees and attorneys. No act performed by Assignee hereunder shall cause Assignee to be deemed a mortgagee in possession under the laws of the Commonwealth of Pennsylvania-.

     8. Indemnification. Assignor shall indemnify and hold harmless Assignee from and against any and all liability, loss, damage, cost or expense, including without limitation reasonable attorneys' fees, which it may incur under any of the Leases, or with respect to this Assignment or any action or failure to act of Assignee hereunder, and from and against any and all claims and demands whatsoever which may be asserted against Assignee by reason of any alleged obligation or undertak-ing on its part to perform or discharge any of the terms, cov-enants and conditions of any of the Leases or with respect to any Rents, provided, however, that Assignee's action or failure to act did not constitute gross neg-ligence or willful malfea-sance. In the event that Assignee in-curs any such liability, loss, damage, cost or expense, the amount thereof, together with interest thereon from the date such amount was suffered or in-curred by Assignee until the same is paid by Assignor to As-signee, at a rate equal to the lesser of (a) five percent (5%) per annum in excess of the Interest Rate (as defined in the Note), or (b) the maximum rate permitted by applicable law, shall be payable by Assignor to Assignee immedi-ately upon demand, or at the option of Assignee, Assignee may reimburse itself therefor out of any Rents collected by Assignee.

     9. Governing Law. This Assignment shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

     10. Further Instruments. Upon request of Assignee, As-signor shall execute and deliver to Assignee such further in-struments as Assignee may deem necessary to effect this Assign-ment and the covenants of Assignor contained herein. Assignor shall cause such further instruments to be recorded in such man-ner and in such places as may be reasonably required by Assignee.

     11. Binding Effect. All of the representations, war-ran-ties, cove-nants, agreements and provisions in this Assignment by or for the bene-fit of Assignee shall bind and inure to the benefit of its suc-cessors and assigns.

     12. Amendments. This Assignment may not be waived, changed, modi-fied or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

     13. Captions. The captions of the paragraphs of this Assignment are for the purpose of convenience only and are not intended to be a part of this Assignment and shall not be deemed to modify, explain, enlarge or restrict any of the provisions hereof.

     14. Notices. All notices, demands, waivers, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all pur-poses when delivered in person or sent by national over-night courier service or by registered or certified mail, return re-ceipt requested, to either party hereto at its address above stated (in the case of Assignee, to the attention of Sharon E. O=Connell, Director of Lease Administration, with copies to FINOVA Capital Corporation at 1850 North Central Avenue, Phoenix, Arizona 85004, to the at-tention of Frederick C.
Bauman, Esquire, and to Schnader Harrison Segal & Lewis, 1600 Market Street, Suite 3600, Phila-delphia, Pennsylvania 19103, to the attention of Jerald M. Goodman, Esquire; in the case of Assignor, to the at-tention of Thomas T.
Fleming, c/o Core Care Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, with a copy to Connolly, Epstein, Chicco, Foxman, Engelmyer & Ewing, 9th Floor, 1515 Market Street, Philadelphia, Pennsylvania 19102, to the attention of Gary S. Lewis, Esquire, or at such other address of which it shall have no-tified the party giving such notice, demand, waiver, consent, approval or other communication in writing as aforesaid. Any written notice, demand, waiver, consent, approval or other com-munication shall be deemed to have been received on the date de-livered or two (2) days after mailing or one (1) day after sending by overnight courier.

     IN WITNESS WHEREOF, Assignor has caused this Assignment to be executed as of the date and year first above written.

ATTEST:    [Corporate  Seal]                       WESTMEADE HEALTHCARE, INC., a
     Pennsylvania  corporation


By:  ___________________________          By:____________________________
Name:_________________________          Name:_________________________
Title:__________________________          Title:__________________________
     ACKNOWLEDGMENT


COMMONWEALTH  OF  PENNSYLVANIA:
       :  SS.
COUNTY  OF                                            :


     On this ________ day of June, 1996, before me, the undersigned officer, personally appeared ____________________________-___________, who acknowledged himself to be the ___________-__-_____ of Westmeade Healthcare, Inc., a Pennsylvania corporation, and that he, as such officer, being authorized to do so, executed the foregoing instrument for the purposes contained therein by signing the name of the corporation by himself as such officer.

     IN  WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  and official seal.


     ______________________________
Notary  Public


     My  Commission  Expires:

     EXHIBIT  A

     Legal  Description  of  Property




EXHIBIT  6.4



     PROMISSORY  NOTE


$      450,000.                                         Dated:    August 22,1996


DEBTOR:         CoreCare Systems, Inc.        of       Whitemarsh   Professional
Center    9425    Stenton    Avenue,    Erdenheim,    Pennsylvania      19038
              FOR VALUE RECEIVED AND INTENDING TO BE LEGALLY BOUND HEREBY, the person or persons who sign as debtor below (each jointly and severally liable if more than one person and hereinafter referred to as "DEBTOR"), promises to pay
to  the  order  of              Madison   Bank       ("LENDER") at   1767 Sentry
Parkway West, Blue Bell, Pennsylvania 19422 the Principal sum of Four Hundred Fifty Thousand ($450,000) Dollars in lawful money of the United States, to be paid as follows:

The outstanding principal amount of this Promissory Note, and all accrued and unpaid interest, shall be due and payable on December 23, 1996 (the "MATURITY DATE"); provided, however, that if the maturity date of the letter of credit issued by United States Trust Company of New York as security for this loan is extended to January 10, 1997, the Maturity Date shall be extended to December 31, 1996.

Interest from the date of this Note shall accrue on the unpaid Principal balance hereof at the rate of 1.5 percent above the reference rate designated by
Lender from time to time as its Prime Rate and shall be payable monthly as billed.

SECURITY INTEREST: As security for the prompt payments as and when due of all amounts due under this Note, including any renewals extensions and/or modifications thereof, together with all other existing and future liabilities and obligations of Debtor, or any of them, to Lender whether absolute or contingent, of any nature whatsoever and out of whatever transactions arising (hereinafter collectively referred to as the "Liabilities"), in addition to any other security agreement or document granting Lender any rights in any of Obligor's ("Obligor", as used herein, shall include Debtor and all other persons liable, either absolutely or contingently, on the Liabilities, including endorsers, sureties and guarantors) property for the purpose of securing the Liabilities, Obligor acknowledges Lender's right of set-off and further hereby grants to Lender a lien and security interest in and to all property of Obligor, or any of them, which at any time Lender shall have in its possession, or which is in transit to it, including without limitation any balance or share belonging to Obligor, or any of them, of any deposit agency trust escrow or other account or accounts with Lender and any other amounts which may be owing from time to time by Lender to Obligor or any of them. Said lien and security interest shall be independent of Lender's right of set-off, which, if exercised, shall be deemed to occur at the time Lender first restricts access of Obligor to property in Lender's possession, although such set-off may be entered upon Lender's books and records at a later time.

As additional security for Debtor's obligations hereunder, and as a condition to the advance of any funds by Lender hereunder, Debtor shall obtain from United States Trust Company of New York an irrevocable letter of credit in the amount of $475,000. naming Lender as beneficiary.

If checked, Debtor agrees that this Note is a renewal of the Promissory Note dated ___________, 19__, and that, whether or not additional funds are advanced herewith this Note is not intended to create a totally new debt. If Lender was given a purchase money or other security interest in connection with the prior Promissory Note, that security interest shall be retained by Lender in connection with this Note.

UNCONDITIONAL LIABILITY: Obligor's liability shall be unconditional and without regard to the liability of any other Obligor, and shall not be affected by any indulgence extension of time renewal waiver or modification of this Note, or the release, substitution and/or addition of collateral security for this Note. Obligor consents to any and all extensions of time, renewals, waivers or modifications, as well as to the release, substitution or addition of Obligors and/or collateral security, without notice to Obligor and without affecting Obligor's liability hereunder or under the Liabilities.

This Note is entitled to the benefits of any loan agreement(s), surety and/or guaranty agreement(s), security agreement(s), mortgage(s), assignment(s), and/or other such loan documents (referred to as the "Loan Documents") issued in connection with the Liabilities, whether executed previously to or concurrently with, or to be executed subsequent to, this Note, and which may be amended, modified, renewed or substituted without affecting in any way the validity or enforceability of this Note.

EVENTS OF DEFAULT: Each of the following shall be an "Event of Default" hereunder: (1) the nonpayment when due, or if this is a demand obligation, upon demand, of any amount payable under this Note or of any amount when due under or on any of the Liabilities, or the failure of any Obligor to observe or perform any agreement of any nature whatsoever with Lender including, but not limited to, those contained in the Loan Documents; (2) if any Obligor becomes insolvent or makes an assignment for the benefit of creditors, or if any petition is filed by or against any Obligor under any provision of any state or federal law or statute alleging that such Obligor is insolvent or unable to pay debts as they mature or under any provision of the Federal Bankruptcy Code; (3) the entry of any judgment against any Obligor or any of Obligor's property which remains unsatisfied for fifteen (15) days; (4) the issuing of any attachment, levy or garnishment against any property of any Obligor; (5) the occurrence of any substantial change in the financial condition of any Obligor which, in the sole, reasonable good faith judgment of Lender is materially adverse; (6) the sale of all or substantially all of the assets, or change in ownership, or the dissolution, liquidation, merger, consolidation or reorganization of any Obligor which is a corporation or partnership, without the express prior written consent of Lender; (7) the death, incarceration or adjudication of legal incompetence of any Obligor who is a natural person; (8) if any information or signature furnished to Lender by any Obligor at any time in connection with any of the Liabilities, or in connection with any guaranty or surety agreement applicable to any of the Liabilities, is false or incorrect; or (9) the failure of any Obligor to timely furnish to Lender such financial and other information as Lender may reasonably request or require.

LENDER'S RIGHTS UPON DEFAULT: Notwithstanding anything to the contrary contained herein or elsewhere, or the fact that Debtor may be required to make
Principal and/or interest payments from time to time, if this Note is payable upon demand, Lender may demand payment of all outstanding Principal and accrued interest at any time, whether or not an Event of Default shall have occurred. In any event, upon the occurrence of any Event of Default, Lender may do any or all of the following:

(1) accelerate the maturity of this Note and demand immediate payment of all outstanding Principal and accrued interest. Debtor agrees to pay interest at the rate provided in this Note on all such sums until Lender has actually received payment in full thereof, even if Lender has obtained judgment against Debtor therefore.

(2) pursuant to the Warrant of Attorney contained herein, confess judgment against Debtor, or any of them.

(3) exercise Lender's right of set-off and all of the rights, privileges and remedies of a secured party under the Pennsylvania Uniform Commercial Code and all of its rights and remedies under any security agreement, pledge agreement, assignment, mortgage, power, this Note or any other note, or other agreement, instrument or document issued in connection with or arising out of any of the Liabilities, all of which remedies shall be cumulative and not alternative. The net proceeds of any collateral held by Lender as security for any of the Liabilities shall be applied first to the expenses of Lender in preparing the collateral for sale, selling and the like, including, without limitation, reasonable attorney's fees and expenses incurred by Lender (including fees and expenses of any litigation incident to any of the foregoing), and second, in such order, as Lender may, in its sole discretion, elect, to the complete satisfaction of all of the Liabilities together with all interest thereon. Obligor waives and releases any right to require Lender to collect any of the Liabilities to Lender from any other collateral under any theory of marshaling of assets or otherwise, and specifically authorizes Lender to apply any collateral in which Obligor has any right, title or interest against any of the Obligor's Liabilities to Lender in any manner that Lender may determine.

(4) Upon five (5) days written notice to Debtor, begin accruing interest, in addition to the interest provided for above, if any, at a rate not to exceed four percent (4%) per annum on the unpaid Principal balance; provided, however, that no interest shall accrue hereunder in excess of the maximum amount of interest then allowed by law. Debtor agrees to pay such accrued interest upon demand.


WARRANT OF ATTORNEY: Debtor, and each of them if more than one, hereby irrevocably authorizes and empowers any Attorney or any Clerk of any court of record prior to, upon or after the occurrence of any Event of Default, as specified above, to appear for and CONFESS JUDGMENT against Debtor, or any of them, (a) for such sums as are due and/or may become due on the Liabilities and/or (b) in any action of replevin instituted by Lender to obtain possession of any collateral securing this Note or securing any of the Liabilities, in either case with or without declaration, with costs of suit, without stay of execution and with an amount not to exceed fifteen percent (15%) of the unpaid principal amount of such judgment, but not less than One Thousand Dollars ($1,000.00), added for attorney's collection fees. Debtor: (1) waives the right of inquisition on any real estate levied on, voluntarily condemns the same, authorizes the Prothonotary or Clerk to enter upon the Writ of Execution said voluntary condemnation and agrees that said real estate may be sold on a Writ of Execution; (2) to the extent permitted by law, waives and releases all relief from all appraisement, stay, exemption or appeal laws of any state now in force or hereafter enacted; and (3) releases all errors in such proceedings. If a copy of this Note, verified by affidavit by or on behalf of Lender shall have been filed in such action, it shall not be necessary to file the original Note as a Warrant of Attorney. The authority and power to appear for and enter judgment against Debtor shall not be exhausted by the initial exercise thereof, and the same may be exercised, from time to time, as often as Lender shall deem necessary and desirable, and this Note shall be a sufficient Warrant therefore. Lender may enter one or more judgments in the same or different counties for all or part of the Liabilities, without regard to whether judgment has been entered on more than one occasion for the same Liabilities. In the event any judgment entered against Debtor hereunder is stricken or opened upon application by or on Debtor's behalf for any reason whatsoever, Lender is hereby authorized and empowered to again appear for and Confess Judgment against Debtor or any of them, subject, however, to the limitation that such subsequent entry or entries of judgment by Lender may only be done to cure any errors in prior proceedings, only and to the extent that such errors are subject to cure in the later proceedings.

PREPAYMENTS: Unless otherwise agreed to in writing by Debtor, this Note may be prepaid in whole or in part, at any time without penalty. However, if the Principal of this Note is repayable in installments, any such prepayments shall be applied first to accrued interest to the date of prepayment and then on account of the last remaining unpaid Principal payment to become due, and the number of installments due hereunder shall be correspondingly reduced. No such prepayments shall reduce the amounts of the scheduled installments nor relieve Debtor from paying a scheduled installment on each installment payment date until all Principal due together with accrued interest thereon has been paid in full.

DISBURSEMENT OF PROCEEDS: Each Debtor hereby represents and warrants to Lender that the Principal of this Note will be used solely for business or commercial purposes and agrees that any disbursement of the Principal of this Note, or any portion thereof, to any one or more Debtors, shall conclusively be deemed to constitute disbursement of such Principal to and for the benefit of ail Debtors.

RIGHT TO COMPLETE NOTE: Lender may at any time and from time to time, without notice to any Obligor: 1) date this Note as of the date when the loan evidenced hereby was made; (2) complete any blank spaces according to the terms upon which Lender has granted such loan, and (3) cause the signature of one or more persons to be added as additional Debtors without in any way affecting or limiting the liability of the existing Obligors to Lender.


MISCELLANEOUS: Debtor hereby waives protest, notice of protest, presentment, dishonor, notice of dishonor and demand. Debtor hereby waives and releases all errors, defects and imperfections in any proceeding instituted by Lender under the terms of this Note. Debtor agrees to reimburse Lender for all costs, including court costs and reasonable attorney's's fees of 15% (but in no event less than $1,000) of the total amount due hereunder, incurred by Lender in connection with the collection and enforcement hereof. Interest shall be calculated hereunder for the actual number of days that the Principal is outstanding, based on a year of three hundred sixty (360) days, unless otherwise specified. If this Note bears interest at a rate based on the reference rate designated by Lender or others from time to time as the Prime Rate Base Rate, or otherwise, or the Discount Rate in effect from time to time as set by the Federal Reserve Bank in whose district the Lender is located, changes in the rate of interest hereon shall become effective on the days on which such reference rate changes or that Federal Reserve Bank announces changes in its Discount Rate, as applicable. The rights and privileges of Lender under this Note shall inure to the benefit of its successors and assigns. All representations, warranties and agreements of Obligor made in connection with this Note shall bind Obligor's personal representatives, heirs, successors and assigns. If any provision of this Note shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Note shall be construed as if such invalid or unenforceable provision had never been contained herein. The waiver of any Event of Default or the failure of Lender to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or of Lender's right to exercise that or any other right or remedy to which Lender is entitled. This Note has been delivered to and accepted by Lender in and shall be governed by the laws of the Commonwealth of Pennsylvania, unless Federal law otherwise applies. The parties agree to the jurisdiction of the federal and state courts located in Pennsylvania in connection with any matter arising hereunder, including the collector and enforcement hereof.

Debtor has duly executed this Note the day and year first above written and has hereunto set Debtor's hand and seal.

CORECARE  SYSTEMS,  INC.



By:

Name:
Title:



Attest:

Name  and  Title:  _______________________________

(Corporate  Seal)



EXHIBIT  6.5

                    United  States  Trust  Company          114 West 47th Street
                    of  New  York                        New York, NY 10036-1532
                                        Telephone:  212  852-1000



U.S.  TRUST          DEMAND  NOTE


     Borrower(s):          CoreCare  Systems,  Inc.


PRINCIPAL  AMOUNT:

$1,100,000.00

       For value received, the undersigned (the "Borrower") (jointly and severally, if more than one) promise(s) to pay ON DEMAND to the order of UNITED STATES TRUST COMPANY OF NEW YORK (the "Trust Company"), at its offices at 114 West 47th Street, New York, NY 10036-1532, or at such other place or places as it may direct, in lawful money of the United States, the principal amount of ONE MILLION ONE HUNDRED THOUSAND AND 00/100 Dollars.

     $1,100,000.00, or the aggregate unpaid balance of all advances made from time to time by the Trust Company to the Borrower and intended to be evidenced by this Note, with interest on the unpaid balance from the date hereof until payment in full at a rate per annum equal to 0 percent above the rate announced from day to day by the Trust Company as its Prime Rate (the "Prime Rate"), such interest to be determined daily and computed and charged, at such intervals as the Trust Company determines, on the basis of the actual number of days elapsed out of a 360-day year. The rate of interest on this Note shall change upon the effective date of each change in the Prime Rate. If and to the extent that payment is not received by the Trust Company within 30 calendar days of demand, interest on the unpaid principal balance shall accrue and be payable at a rate five percent per annum above the rate described above. The Trust Company shall not be entitled to charge interest hereunder at a rate in excess of the maximum rate allowed by law.


     All advances made by the Trust Company to the borrower hereunder and all payments made to the Trust Company on account of principal hereof shall be noted by the Trust Company on its books and records. The amount shown on the books and records of the Trust Company shall be conclusive evidence of the amount of the Borrower's obligations to the Trust Company under this Note.

     The Term "Liabilities" herein means this Note and any and all indebtedness, obligations and liabilities of any kind, now or hereafter existing of the Borrower to the Trust Company or in which the Trust Company has any interest, irrespective of whether any such indebtedness, obligation or liability arose directly between the Borrower and the Trust Company or was acquired by the Trust Company from a third party or is absolute or contingent, due or not due, joint and/or several, liquidated or unliquidated or arising from contract (including any endorsement or guaranty), tort or by operation of law. "Collateral" means the following property (except to the extent that the Trust Company has agreed in writing that any specified deposit account or other property shall not be subject to unrelated liabilities of the Borrower): (a) the balance of every deposit account, now or hereafter existing; (b) all money, instruments, securities, documents, chattel paper, credits, claims, demands and any other property, rights and interests of the Borrower of any kind, tangible or intangible, which shall at the time in question be in any account at the Trust Company or otherwise in the possession, custody or control of the Trust Company or anyone acting on its behalf for any purpose; and (c) the proceeds, products and accessions of and to, and any property received in exchange for, any of the foregoing. The Trust Company shall be deemed to have possession of any property in transit to or set apart or held for it or any of its agents, associates or correspondents.

     As security for the Liabilities, the Borrower pledges to the Trust Company all of the Collateral and grants to the Trust Company a security interest in and a general continuing lien upon the Collateral. The Borrower shall deliver to the Trust Company in negotiable form, forthwith upon receipt thereof, all property (other than ordinary cash dividends or interest) received by the Borrower by reason of its ownership of any of the Collateral. Property so required to be delivered shall include but not be limited to securities received by reason of stock dividends or stock splits.

     The Trust Company may at any time and from time to time, at its discretion and without notice to the Borrower: (a) transfer any Collateral to its own name or the name of its nominee; (b) in the name of the Trust Company or the
Borrower: (i) demand, sue for, collect and receive any money, securities or other property (including principal, premium, interest, dividends or other income, stock dividends and rights to subscribe) at any time due, payable or receivable on account of or in exchange for any Collateral, or (ii) in connection with a reorganization, recapitalization or other readjustment or otherwise, make any compromise or settlement with respect to or extend the time of payment of or otherwise amend the terms of any Collateral, arrange for the payment of any Collateral in installments, exchange or release any Collateral, or deposit any Collateral with a committee or depositary, all on such terms as the Trust Company may determine; or (c) take any other action necessary or appropriate in connection with the custody or preservation of the Collateral, all without notice, without discharging any of the Liabilities and without incurring any liability to the Borrower except to account for property actually received by the Trust Company. The Trust Company may apply toward the payment of the Liabilities, or continue to hold as Collateral, any cash received from or with respect to any Collateral.

     The Trust Company shall have no obligations with respect to Collateral except to use reasonable care in the custody and preservation thereof to the extent required by law. The Borrower, and not the Trust Company, shall be obligated to give any notice or take any other steps necessary to preserve rights against any prior party to any instrument.

     Upon non-payment of any of the Liabilities when due (whether by acceleration or otherwise), the Trust Company, at any time thereafter, may vote any securities forming part of the Collateral and shall further have and may exercise with respect to the Collateral all other rights and remedies available to it under law, including but not limited to those given, allowed or permitted to a secured party by or under the Uniform Commercial Code. The Trust Company shall have the sole right to determine the order in which Liabilities shall be deemed discharged by the application of any Collateral or any amount realized on any Collateral. Any requirement of reasonable notice imposed by law shall be deemed met if such notice is in writing and is mailed, telegraphed or hand delivered to the Borrower at least three business days prior to the sale, disposition or other event giving rise to such notice requirement. Notwithstanding the realization by the Trust Company upon all of the Collateral, unless the Trust Company has proposed that it retain the Collateral in satisfaction of the Liabilities and no written objection has been made thereto within the time specified in any applicable section of the Uniform Commercial Code, the Borrower shall continue to be liable for any balance of the Liabilities (including interest to the date of payment) which shall thereafter remain unpaid.

     The Borrower shall pay all expenses (including attorneys' fees and other legal expenses) incurred by the Trust Company in connection with: (a) the enforcement of any of the provisions of this Note or any of the Liabilities, (b) any actual or attempted sale, or any exchange, enforcement, collection, compromise or settlement of, any Collateral; or (c) the custody or preservation of the Collateral. Any such expense incurred by the Trust Company shall be deemed a part of the Liabilities for all purposes of this Note.

     The rights and remedies given hereby are in addition to all others however arising, but it is not intended that any right or remedy be exercised in any jurisdiction in which such exercise would be prohibited by law. No action, failure to act or knowledge of the Trust Company shall be deemed to constitute a waiver of any power, right or remedy hereunder, nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any other power, right or remedy. This Note shall not be amended nor shall any right hereunder be deemed waived except by a written agreement expressly setting forth the amendment or waiver and signed by the party against which such amendment or waiver is sought to be charged. This Note shall supercede any inconsistent provisions of any custody agreement or investment management agreement with the Trust Company, whether heretofore or hereafter executed, except any provision of any such agreement by which the Trust Company waives or limits its right to proceed against property deposited thereunder in connection with the satisfaction of unrelated liabilities of the Borrower.

     The Borrower hereby waives presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and any instruments included in the Liabilities or the Collateral, and all other notices and demands whatsoever. Interest upon any Liabilities unpaid hereunder when due shall be at the rate payable on the indebtedness evidenced by this instrument. Notwithstanding anything herein contained to the contrary, the Trust Company shall not be entitled to collect or retain interest hereunder in excess of the maximum amount permitted under any applicable law. The Borrower and the Trust Company, in any litigation arising under this Note in which they shall be adverse parties, waive trial by jury.

     Any demand or notice to the Borrower shall, unless otherwise expressly provided herein, be deemed duly made or given if made or given to the Borrower (or, if the Borrower is a corporation or partnership, to any officer or partner) by telephone, or in a writing delivered by hand to or telegraphed or mailed by ordinary mail to the Borrower at the address indicated below or at such other address as the Borrower may specify to the Trust Company in writing. The Borrower shall give the Trust Company such information about the Borrower's financial affairs as the Trust Company may request from time to time.

     The Trust Company may transfer this Note and, in connection therewith, any part or all of the Collateral. The transferee shall thereupon succeed to all the Trust Company's rights hereunder and with respect to the Collateral so transferred. Thereafter the Trust Company shall have no obligation to the Borrower with respect to the Collateral or under this Note. The Trust Company shall, however, retain all rights and powers with respect to Collateral not transferred. Every agent or nominee of the Trust Company shall have the benefits of this Note as if named herein and may exercise all the rights and powers given to the Trust Company hereunder.

     If there be more than one signatory to this Note, they shall be jointly and severally liable hereunder, and the term "Borrower" shall refer to any or all of the undersigned and the provisions hereof regarding the Liabilities or Collateral shall apply to any of the Liabilities or any Collateral of any or all of them. This Note shall be binding upon the heirs, legal representatives, successors and assigns of each of the undersigned. If a partnership is a party hereto, this Note shall continue in force notwithstanding any change (through death, retirement or otherwise) in such partnership. This Note is to be construed according to and the rights of the parties hereunder are to be governed by the laws of the State of New York. Any litigation arising out of or relating to this Note shall be conducted solely and exclusively in any federal or state court located in the City of New York having jurisdiction over the subject matter hereof, and to the extent permitted by law all parties hereto consent to such jurisdiction and venue. The term "Uniform Commercial Code" whenever used in this Note means the Uniform Commercial Code of the State of New York.

CoreCare  Systems,  Inc.



    (Signature)                  (Signature)

By:                                        ,  Title:

Address:                    Address:



Date:                    Date:



EXHIBIT  6.4



     PROMISSORY  NOTE


$      450,000.                                         Dated:    August 22,1996


DEBTOR:         CoreCare Systems, Inc.        of       Whitemarsh   Professional
Center    9425    Stenton    Avenue,    Erdenheim,    Pennsylvania      19038
              FOR VALUE RECEIVED AND INTENDING TO BE LEGALLY BOUND HEREBY, the person or persons who sign as debtor below (each jointly and severally liable if more than one person and hereinafter referred to as "DEBTOR"), promises to pay
to  the  order  of              Madison   Bank       ("LENDER") at   1767 Sentry
Parkway West, Blue Bell, Pennsylvania 19422 the Principal sum of Four Hundred Fifty Thousand ($450,000) Dollars in lawful money of the United States, to be paid as follows:

The outstanding principal amount of this Promissory Note, and all accrued and unpaid interest, shall be due and payable on December 23, 1996 (the "MATURITY DATE"); provided, however, that if the maturity date of the letter of credit issued by United States Trust Company of New York as security for this loan is extended to January 10, 1997, the Maturity Date shall be extended to December 31, 1996.

Interest from the date of this Note shall accrue on the unpaid Principal balance hereof at the rate of 1.5 percent above the reference rate designated by
Lender from time to time as its Prime Rate and shall be payable monthly as billed.

SECURITY INTEREST: As security for the prompt payments as and when due of all amounts due under this Note, including any renewals extensions and/or modifications thereof, together with all other existing and future liabilities and obligations of Debtor, or any of them, to Lender whether absolute or contingent, of any nature whatsoever and out of whatever transactions arising (hereinafter collectively referred to as the "Liabilities"), in addition to any other security agreement or document granting Lender any rights in any of Obligor's ("Obligor", as used herein, shall include Debtor and all other persons liable, either absolutely or contingently, on the Liabilities, including endorsers, sureties and guarantors) property for the purpose of securing the Liabilities, Obligor acknowledges Lender's right of set-off and further hereby grants to Lender a lien and security interest in and to all property of Obligor, or any of them, which at any time Lender shall have in its possession, or which is in transit to it, including without limitation any balance or share belonging to Obligor, or any of them, of any deposit agency trust escrow or other account or accounts with Lender and any other amounts which may be owing from time to time by Lender to Obligor or any of them. Said lien and security interest shall be independent of Lender's right of set-off, which, if exercised, shall be deemed to occur at the time Lender first restricts access of Obligor to property in Lender's possession, although such set-off may be entered upon Lender's books and records at a later time.

As additional security for Debtor's obligations hereunder, and as a condition to the advance of any funds by Lender hereunder, Debtor shall obtain from United States Trust Company of New York an irrevocable letter of credit in the amount of $475,000. naming Lender as beneficiary.

If checked, Debtor agrees that this Note is a renewal of the Promissory Note dated ___________, 19__, and that, whether or not additional funds are advanced herewith this Note is not intended to create a totally new debt. If Lender was given a purchase money or other security interest in connection with the prior Promissory Note, that security interest shall be retained by Lender in connection with this Note.

UNCONDITIONAL LIABILITY: Obligor's liability shall be unconditional and without regard to the liability of any other Obligor, and shall not be affected by any indulgence extension of time renewal waiver or modification of this Note, or the release, substitution and/or addition of collateral security for this Note. Obligor consents to any and all extensions of time, renewals, waivers or modifications, as well as to the release, substitution or addition of Obligors and/or collateral security, without notice to Obligor and without affecting Obligor's liability hereunder or under the Liabilities.

This Note is entitled to the benefits of any loan agreement(s), surety and/or guaranty agreement(s), security agreement(s), mortgage(s), assignment(s), and/or other such loan documents (referred to as the "Loan Documents") issued in connection with the Liabilities, whether executed previously to or concurrently with, or to be executed subsequent to, this Note, and which may be amended, modified, renewed or substituted without affecting in any way the validity or enforceability of this Note.

EVENTS OF DEFAULT: Each of the following shall be an "Event of Default" hereunder: (1) the nonpayment when due, or if this is a demand obligation, upon demand, of any amount payable under this Note or of any amount when due under or on any of the Liabilities, or the failure of any Obligor to observe or perform any agreement of any nature whatsoever with Lender including, but not limited to, those contained in the Loan Documents; (2) if any Obligor becomes insolvent or makes an assignment for the benefit of creditors, or if any petition is filed by or against any Obligor under any provision of any state or federal law or statute alleging that such Obligor is insolvent or unable to pay debts as they mature or under any provision of the Federal Bankruptcy Code; (3) the entry of any judgment against any Obligor or any of Obligor's property which remains unsatisfied for fifteen (15) days; (4) the issuing of any attachment, levy or garnishment against any property of any Obligor; (5) the occurrence of any substantial change in the financial condition of any Obligor which, in the sole, reasonable good faith judgment of Lender is materially adverse; (6) the sale of all or substantially all of the assets, or change in ownership, or the dissolution, liquidation, merger, consolidation or reorganization of any Obligor which is a corporation or partnership, without the express prior written consent of Lender; (7) the death, incarceration or adjudication of legal incompetence of any Obligor who is a natural person; (8) if any information or signature furnished to Lender by any Obligor at any time in connection with any of the Liabilities, or in connection with any guaranty or surety agreement applicable to any of the Liabilities, is false or incorrect; or (9) the failure of any Obligor to timely furnish to Lender such financial and other information as Lender may reasonably request or require.

LENDER'S RIGHTS UPON DEFAULT: Notwithstanding anything to the contrary contained herein or elsewhere, or the fact that Debtor may be required to make
Principal and/or interest payments from time to time, if this Note is payable upon demand, Lender may demand payment of all outstanding Principal and accrued interest at any time, whether or not an Event of Default shall have occurred. In any event, upon the occurrence of any Event of Default, Lender may do any or all of the following:

(1) accelerate the maturity of this Note and demand immediate payment of all outstanding Principal and accrued interest. Debtor agrees to pay interest at the rate provided in this Note on all such sums until Lender has actually received payment in full thereof, even if Lender has obtained judgment against Debtor therefore.

(2) pursuant to the Warrant of Attorney contained herein, confess judgment against Debtor, or any of them.

(3) exercise Lender's right of set-off and all of the rights, privileges and remedies of a secured party under the Pennsylvania Uniform Commercial Code and all of its rights and remedies under any security agreement, pledge agreement, assignment, mortgage, power, this Note or any other note, or other agreement, instrument or document issued in connection with or arising out of any of the Liabilities, all of which remedies shall be cumulative and not alternative. The net proceeds of any collateral held by Lender as security for any of the Liabilities shall be applied first to the expenses of Lender in preparing the collateral for sale, selling and the like, including, without limitation, reasonable attorney's fees and expenses incurred by Lender (including fees and expenses of any litigation incident to any of the foregoing), and second, in such order, as Lender may, in its sole discretion, elect, to the complete satisfaction of all of the Liabilities together with all interest thereon. Obligor waives and releases any right to require Lender to collect any of the Liabilities to Lender from any other collateral under any theory of marshaling of assets or otherwise, and specifically authorizes Lender to apply any collateral in which Obligor has any right, title or interest against any of the Obligor's Liabilities to Lender in any manner that Lender may determine.

(4) Upon five (5) days written notice to Debtor, begin accruing interest, in addition to the interest provided for above, if any, at a rate not to exceed four percent (4%) per annum on the unpaid Principal balance; provided, however, that no interest shall accrue hereunder in excess of the maximum amount of interest then allowed by law. Debtor agrees to pay such accrued interest upon demand.


WARRANT OF ATTORNEY: Debtor, and each of them if more than one, hereby irrevocably authorizes and empowers any Attorney or any Clerk of any court of record prior to, upon or after the occurrence of any Event of Default, as specified above, to appear for and CONFESS JUDGMENT against Debtor, or any of them, (a) for such sums as are due and/or may become due on the Liabilities and/or (b) in any action of replevin instituted by Lender to obtain possession of any collateral securing this Note or securing any of the Liabilities, in either case with or without declaration, with costs of suit, without stay of execution and with an amount not to exceed fifteen percent (15%) of the unpaid principal amount of such judgment, but not less than One Thousand Dollars ($1,000.00), added for attorney's collection fees. Debtor: (1) waives the right of inquisition on any real estate levied on, voluntarily condemns the same, authorizes the Prothonotary or Clerk to enter upon the Writ of Execution said voluntary condemnation and agrees that said real estate may be sold on a Writ of Execution; (2) to the extent permitted by law, waives and releases all relief from all appraisement, stay, exemption or appeal laws of any state now in force or hereafter enacted; and (3) releases all errors in such proceedings. If a copy of this Note, verified by affidavit by or on behalf of Lender shall have been filed in such action, it shall not be necessary to file the original Note as a Warrant of Attorney. The authority and power to appear for and enter judgment against Debtor shall not be exhausted by the initial exercise thereof, and the same may be exercised, from time to time, as often as Lender shall deem necessary and desirable, and this Note shall be a sufficient Warrant therefore. Lender may enter one or more judgments in the same or different counties for all or part of the Liabilities, without regard to whether judgment has been entered on more than one occasion for the same Liabilities. In the event any judgment entered against Debtor hereunder is stricken or opened upon application by or on Debtor's behalf for any reason whatsoever, Lender is hereby authorized and empowered to again appear for and Confess Judgment against Debtor or any of them, subject, however, to the limitation that such subsequent entry or entries of judgment by Lender may only be done to cure any errors in prior proceedings, only and to the extent that such errors are subject to cure in the later proceedings.

PREPAYMENTS: Unless otherwise agreed to in writing by Debtor, this Note may be prepaid in whole or in part, at any time without penalty. However, if the Principal of this Note is repayable in installments, any such prepayments shall be applied first to accrued interest to the date of prepayment and then on account of the last remaining unpaid Principal payment to become due, and the number of installments due hereunder shall be correspondingly reduced. No such prepayments shall reduce the amounts of the scheduled installments nor relieve Debtor from paying a scheduled installment on each installment payment date until all Principal due together with accrued interest thereon has been paid in full.

DISBURSEMENT OF PROCEEDS: Each Debtor hereby represents and warrants to Lender that the Principal of this Note will be used solely for business or commercial purposes and agrees that any disbursement of the Principal of this Note, or any portion thereof, to any one or more Debtors, shall conclusively be deemed to constitute disbursement of such Principal to and for the benefit of ail Debtors.

RIGHT TO COMPLETE NOTE: Lender may at any time and from time to time, without notice to any Obligor: 1) date this Note as of the date when the loan evidenced hereby was made; (2) complete any blank spaces according to the terms upon which Lender has granted such loan, and (3) cause the signature of one or more persons to be added as additional Debtors without in any way affecting or limiting the liability of the existing Obligors to Lender.


MISCELLANEOUS: Debtor hereby waives protest, notice of protest, presentment, dishonor, notice of dishonor and demand. Debtor hereby waives and releases all errors, defects and imperfections in any proceeding instituted by Lender under the terms of this Note. Debtor agrees to reimburse Lender for all costs, including court costs and reasonable attorney's's fees of 15% (but in no event less than $1,000) of the total amount due hereunder, incurred by Lender in connection with the collection and enforcement hereof. Interest shall be calculated hereunder for the actual number of days that the Principal is outstanding, based on a year of three hundred sixty (360) days, unless otherwise specified. If this Note bears interest at a rate based on the reference rate designated by Lender or others from time to time as the Prime Rate Base Rate, or otherwise, or the Discount Rate in effect from time to time as set by the Federal Reserve Bank in whose district the Lender is located, changes in the rate of interest hereon shall become effective on the days on which such reference rate changes or that Federal Reserve Bank announces changes in its Discount Rate, as applicable. The rights and privileges of Lender under this Note shall inure to the benefit of its successors and assigns. All representations, warranties and agreements of Obligor made in connection with this Note shall bind Obligor's personal representatives, heirs, successors and assigns. If any provision of this Note shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Note shall be construed as if such invalid or unenforceable provision had never been contained herein. The waiver of any Event of Default or the failure of Lender to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or of Lender's right to exercise that or any other right or remedy to which Lender is entitled. This Note has been delivered to and accepted by Lender in and shall be governed by the laws of the Commonwealth of Pennsylvania, unless Federal law otherwise applies. The parties agree to the jurisdiction of the federal and state courts located in Pennsylvania in connection with any matter arising hereunder, including the collector and enforcement hereof.

Debtor has duly executed this Note the day and year first above written and has hereunto set Debtor's hand and seal.

CORECARE  SYSTEMS,  INC.



By:

Name:
Title:



Attest:

Name  and  Title:  _______________________________

(Corporate  Seal)



EXHIBIT  6.5

                    United  States  Trust  Company          114 West 47th Street
                    of  New  York                        New York, NY 10036-1532
                                        Telephone:  212  852-1000



U.S.  TRUST          DEMAND  NOTE


     Borrower(s):          CoreCare  Systems,  Inc.


PRINCIPAL  AMOUNT:

$1,100,000.00

       For value received, the undersigned (the "Borrower") (jointly and severally, if more than one) promise(s) to pay ON DEMAND to the order of UNITED STATES TRUST COMPANY OF NEW YORK (the "Trust Company"), at its offices at 114 West 47th Street, New York, NY 10036-1532, or at such other place or places as it may direct, in lawful money of the United States, the principal amount of ONE MILLION ONE HUNDRED THOUSAND AND 00/100 Dollars.

     $1,100,000.00, or the aggregate unpaid balance of all advances made from time to time by the Trust Company to the Borrower and intended to be evidenced by this Note, with interest on the unpaid balance from the date hereof until payment in full at a rate per annum equal to 0 percent above the rate announced from day to day by the Trust Company as its Prime Rate (the "Prime Rate"), such interest to be determined daily and computed and charged, at such intervals as the Trust Company determines, on the basis of the actual number of days elapsed out of a 360-day year. The rate of interest on this Note shall change upon the effective date of each change in the Prime Rate. If and to the extent that payment is not received by the Trust Company within 30 calendar days of demand, interest on the unpaid principal balance shall accrue and be payable at a rate five percent per annum above the rate described above. The Trust Company shall not be entitled to charge interest hereunder at a rate in excess of the maximum rate allowed by law.


     All advances made by the Trust Company to the borrower hereunder and all payments made to the Trust Company on account of principal hereof shall be noted by the Trust Company on its books and records. The amount shown on the books and records of the Trust Company shall be conclusive evidence of the amount of the Borrower's obligations to the Trust Company under this Note.

     The Term "Liabilities" herein means this Note and any and all indebtedness, obligations and liabilities of any kind, now or hereafter existing of the Borrower to the Trust Company or in which the Trust Company has any interest, irrespective of whether any such indebtedness, obligation or liability arose directly between the Borrower and the Trust Company or was acquired by the Trust Company from a third party or is absolute or contingent, due or not due, joint and/or several, liquidated or unliquidated or arising from contract (including any endorsement or guaranty), tort or by operation of law. "Collateral" means the following property (except to the extent that the Trust Company has agreed in writing that any specified deposit account or other property shall not be subject to unrelated liabilities of the Borrower): (a) the balance of every deposit account, now or hereafter existing; (b) all money, instruments, securities, documents, chattel paper, credits, claims, demands and any other property, rights and interests of the Borrower of any kind, tangible or intangible, which shall at the time in question be in any account at the Trust Company or otherwise in the possession, custody or control of the Trust Company or anyone acting on its behalf for any purpose; and (c) the proceeds, products and accessions of and to, and any property received in exchange for, any of the foregoing. The Trust Company shall be deemed to have possession of any property in transit to or set apart or held for it or any of its agents, associates or correspondents.

     As security for the Liabilities, the Borrower pledges to the Trust Company all of the Collateral and grants to the Trust Company a security interest in and a general continuing lien upon the Collateral. The Borrower shall deliver to the Trust Company in negotiable form, forthwith upon receipt thereof, all property (other than ordinary cash dividends or interest) received by the Borrower by reason of its ownership of any of the Collateral. Property so required to be delivered shall include but not be limited to securities received by reason of stock dividends or stock splits.

     The Trust Company may at any time and from time to time, at its discretion and without notice to the Borrower: (a) transfer any Collateral to its own name or the name of its nominee; (b) in the name of the Trust Company or the
Borrower: (i) demand, sue for, collect and receive any money, securities or other property (including principal, premium, interest, dividends or other income, stock dividends and rights to subscribe) at any time due, payable or receivable on account of or in exchange for any Collateral, or (ii) in connection with a reorganization, recapitalization or other readjustment or otherwise, make any compromise or settlement with respect to or extend the time of payment of or otherwise amend the terms of any Collateral, arrange for the payment of any Collateral in installments, exchange or release any Collateral, or deposit any Collateral with a committee or depositary, all on such terms as the Trust Company may determine; or (c) take any other action necessary or appropriate in connection with the custody or preservation of the Collateral, all without notice, without discharging any of the Liabilities and without incurring any liability to the Borrower except to account for property actually received by the Trust Company. The Trust Company may apply toward the payment of the Liabilities, or continue to hold as Collateral, any cash received from or with respect to any Collateral.

     The Trust Company shall have no obligations with respect to Collateral except to use reasonable care in the custody and preservation thereof to the extent required by law. The Borrower, and not the Trust Company, shall be obligated to give any notice or take any other steps necessary to preserve rights against any prior party to any instrument.

     Upon non-payment of any of the Liabilities when due (whether by acceleration or otherwise), the Trust Company, at any time thereafter, may vote any securities forming part of the Collateral and shall further have and may exercise with respect to the Collateral all other rights and remedies available to it under law, including but not limited to those given, allowed or permitted to a secured party by or under the Uniform Commercial Code. The Trust Company shall have the sole right to determine the order in which Liabilities shall be deemed discharged by the application of any Collateral or any amount realized on any Collateral. Any requirement of reasonable notice imposed by law shall be deemed met if such notice is in writing and is mailed, telegraphed or hand delivered to the Borrower at least three business days prior to the sale, disposition or other event giving rise to such notice requirement. Notwithstanding the realization by the Trust Company upon all of the Collateral, unless the Trust Company has proposed that it retain the Collateral in satisfaction of the Liabilities and no written objection has been made thereto within the time specified in any applicable section of the Uniform Commercial Code, the Borrower shall continue to be liable for any balance of the Liabilities (including interest to the date of payment) which shall thereafter remain unpaid.

     The Borrower shall pay all expenses (including attorneys' fees and other legal expenses) incurred by the Trust Company in connection with: (a) the enforcement of any of the provisions of this Note or any of the Liabilities, (b) any actual or attempted sale, or any exchange, enforcement, collection, compromise or settlement of, any Collateral; or (c) the custody or preservation of the Collateral. Any such expense incurred by the Trust Company shall be deemed a part of the Liabilities for all purposes of this Note.

     The rights and remedies given hereby are in addition to all others however arising, but it is not intended that any right or remedy be exercised in any jurisdiction in which such exercise would be prohibited by law. No action, failure to act or knowledge of the Trust Company shall be deemed to constitute a waiver of any power, right or remedy hereunder, nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any other power, right or remedy. This Note shall not be amended nor shall any right hereunder be deemed waived except by a written agreement expressly setting forth the amendment or waiver and signed by the party against which such amendment or waiver is sought to be charged. This Note shall supercede any inconsistent provisions of any custody agreement or investment management agreement with the Trust Company, whether heretofore or hereafter executed, except any provision of any such agreement by which the Trust Company waives or limits its right to proceed against property deposited thereunder in connection with the satisfaction of unrelated liabilities of the Borrower.

     The Borrower hereby waives presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and any instruments included in the Liabilities or the Collateral, and all other notices and demands whatsoever. Interest upon any Liabilities unpaid hereunder when due shall be at the rate payable on the indebtedness evidenced by this instrument. Notwithstanding anything herein contained to the contrary, the Trust Company shall not be entitled to collect or retain interest hereunder in excess of the maximum amount permitted under any applicable law. The Borrower and the Trust Company, in any litigation arising under this Note in which they shall be adverse parties, waive trial by jury.

     Any demand or notice to the Borrower shall, unless otherwise expressly provided herein, be deemed duly made or given if made or given to the Borrower (or, if the Borrower is a corporation or partnership, to any officer or partner) by telephone, or in a writing delivered by hand to or telegraphed or mailed by ordinary mail to the Borrower at the address indicated below or at such other address as the Borrower may specify to the Trust Company in writing. The Borrower shall give the Trust Company such information about the Borrower's financial affairs as the Trust Company may request from time to time.

     The Trust Company may transfer this Note and, in connection therewith, any part or all of the Collateral. The transferee shall thereupon succeed to all the Trust Company's rights hereunder and with respect to the Collateral so transferred. Thereafter the Trust Company shall have no obligation to the Borrower with respect to the Collateral or under this Note. The Trust Company shall, however, retain all rights and powers with respect to Collateral not transferred. Every agent or nominee of the Trust Company shall have the benefits of this Note as if named herein and may exercise all the rights and powers given to the Trust Company hereunder.

     If there be more than one signatory to this Note, they shall be jointly and severally liable hereunder, and the term "Borrower" shall refer to any or all of the undersigned and the provisions hereof regarding the Liabilities or Collateral shall apply to any of the Liabilities or any Collateral of any or all of them. This Note shall be binding upon the heirs, legal representatives, successors and assigns of each of the undersigned. If a partnership is a party hereto, this Note shall continue in force notwithstanding any change (through death, retirement or otherwise) in such partnership. This Note is to be construed according to and the rights of the parties hereunder are to be governed by the laws of the State of New York. Any litigation arising out of or relating to this Note shall be conducted solely and exclusively in any federal or state court located in the City of New York having jurisdiction over the subject matter hereof, and to the extent permitted by law all parties hereto consent to such jurisdiction and venue. The term "Uniform Commercial Code" whenever used in this Note means the Uniform Commercial Code of the State of New York.

CoreCare  Systems,  Inc.



    (Signature)                  (Signature)




EXHIBIT 6.6


DECLARATION  OF  RIGHT  OF  FIRST  OFFER



     THIS DECLARATION (the "Declaration") made this 26 day of February, 1997 by CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation (the "Declarant")



                                   WITNESSETH

     WHEREAS, by Agreement of Sale (the "Agreement") dated November 27, 1996 between THE CONTRIBUTORS TO THE PENNSYLVANIA HOSPITAL, as seller (the 'Seller"), and CORECARE, SYSTEMS, INC., as buyer (the "Buyer"), Seller agreed to sell and Buyer agreed to purchase all that certain lot or piece of ground described on Exhibit A hereto, containing twenty-seven (27) acres of land, more or less, which is improved with buildings used for hospital and related purposes (collectively the "Site"); and



          WHEREAS, the Buyer assigned its right to purchase the Site to the Declarant;



and

     WHEREAS, closing has occurred under the Agreement on the date of this Declaration and the Declarant is now the owner of fee simple title to the Site; and

     WHEREAS, pursuant to the Agreement, at closing, the Buyer was required to deliver to Seller a Right of First Offer Agreement relating to all of the Site, except for that approximately five (5) acre portion thereof described on Exhibit B hereto, together with any improvements thereon, if any (the "Excluded Portion of the Site") (the portion of the Site remaining after the Excluded Portion of the Site has been removed therefrom is hereinafter referred to as the "Real Estate"); and



     WHEREAS,  this  Declaration  shall  provide the terms and conditions of the
Seller's  right  of  first  offer  with  respect  to  the,  Real  Estate.
          -----



     NOW THEREFORE, the Declarant, intending to be legally bound hereby and incorporating the foregoing recitals by reference, declares that the Real Estate is and shall be subject to the covenants and rights hereinafter set forth.



     1.         Grant of Right of First Offer.  The Declarant hereby irrevocably
                -----------------------------
grants to Seller the following right (hereinafter the "Right of First Offer") with respect to the Real Estate, which Right of First Offer hereby created shall constitute a covenant running with the land and shall be binding upon the Declarant, its successors and assigns and the future owners of the Real Estate:


(a) At any time or times during the first ten (10) years after the date hereof (i.e. on or before February 26, 2007) that Declarant desires to sell the Real Estate, or any portion thereof, to any person or entity (other than as provided below), Declarant shall first offer the Real Estate, or the relevant portion thereof, as the case may be, by written notice to Seller. Declarant's notice shall quote the sale price and other economic terms of the proposed sale (collectively the "Quoted Sale Terms"). Seller shall then have thirty (30) days (time being of the essence) after receiving notice thereof to notify Declarant in writing of Seller's election to purchase the Real Estate, or the relevant portion thereof, as the case may be, on the Quoted Sale Terms, such writing to be accompanied by a bank or certified check in an amount equal to five percent (5%) of the purchase price (the "Deposit"). If Seller does so elect to exercise its right to purchase the Real Estate, or the relevant portion thereof, as the case may be, Seller shall: (i) proceed to and complete closing no later than sixty (60) days after the exercise of its right to purchase (time being of the essence); and (ii) promptly cooperate with Declarant to proceed to negotiate and execute an Agreement of Sale relating to the sale, although the failure of the parties to agree on any terms or to actually execute an Agreement of Sale shall have no effect on the Declarant's obligation to sell or the Seller's obligation to purchase the Real Estate, or the relevant portion thereof, as the case may be. Seller's notice of its election to exercise its right to purchase hereunder shall be ineffective unless it meets the requirements set forth above and is accompanied by the Deposit but, if properly given, shall be unconditional and irrevocable. If Seller shall fail to close the purchase as required above, Declarant shall be entitled to retain the Deposit as liquidated damages, as Declarant's sole remedy, and Declarant shall thereafter be free to sell the Real Estate in accordance with Section l(b) below.



     (b) If Seller shall fail to validly and timely exercise such right to purchase, after notice by Declarant, as provided herein, such right shall be deemed to have lapsed and expired with respect to the Real Estate or the relevant portion thereof, as the case may be, offered to Seller, and the Declarant may thereafter freely sell the Real Estate or the relevant portion thereof, as the case may be (such a sale is hereinafter referred to as a "Waived Right Sale"), at any time provided that Declarant shall not be permitted to sell the Real Estate or the relevant portion thereof, as the case may be, at a price lower than that offered to Seller or on terms less favorable than the Quoted Sale Terms and further provided that, if Declarant shall not have entered into a binding Agreement to sell the Real Estate or relevant portion thereof, as the case may be, to another party within six (6) months (closing under such Agreement is not required within such six (6) month period for the purposes of this sentence) following Seller's failure to so exercise its Right of First Offer, such right shall be reinstated and Declarant shall be required to follow the procedure provided herein once again before selling the Real Estate or relevant portion thereof, as the case may be, to a third party-





     (c) Seller's Right of First Offer is personal to Seller and cannot be transferred or assigned. The foregoing notwithstanding, however, once Seller has elected to exercise its Right of First Offer, Seller shall have the right to appoint its nominee to take over Seller's rights and obligations with respect to the exercised right, provided that Seller documents such nomination to the reasonable satisfaction of Declarant.



     2.         Right of First Offer Expires on Tenth Anniversary.  The Right of
                -------------------------------------------------
First  Offer  shall  automatically  expire  ten (10) years after the date hereof
(i.e. on February 26, 2007) and, thereafter, this document shall be deemed to have been expunged from the public record without the need for any further action by Seller. The foregoing notwithstanding, if requested by Declarant after February 26, 2007, Seller shall execute a document, in recordable form
                 ---
reasonably satisfactory to both Declarant and Seller, memorializing the expiration of the Right of First Offer.

     3.     Seller To Cooperate With Declarant In Connection With Sales.  Seller
            -----------------------------------------------------------
shall cooperate with Declarant in connection with any sale of the Real Estate or any portion thereof to a third party which has either cleared the Seller's Right of First Offer or is an Exempt Sale (as that term is defined in the following
Section 4) in order to demonstrate to the purchaser and/or the insurer of its title to the Real Estate, or any portion thereof, that the Seller has waived its Right of First Offer with respect to the subject sale or the sale is an Exempt
Sale, as the case may be. This obligation to cooperate shall include the Seller's obligation to execute such documents, in recordable form if requested, as are reasonably requested by the Declarant, its purchaser or the insurer of such purchaser's title to document the Seller's waiver of its Right of First Refusal with respect to the subject sale or the fact that the subject sale is an Exempt Sale.

     4.      Sales By Declarant Which Are Not Subject to Seller's Right of First
             -------------------------------------------------------------------
Offer.    The  following  sales  of  the  Real  Estate  or  any  portion thereof
-----
(hereinafter  referred  to  singularly  as  an "Exempt Sale" and collectively as
-----
"Exempt Sales") shall not be subject to Seller's Right of First Offer and may be
----
freely  sold  by  the  Declarant  without  following  the procedure set forth in
Section  1  of  this  Declaration:


          (a) A sale or sales to an affiliate or a development partner of Buyer provided that they are an affiliate or partner during the development  of  the  Real  Estate;  and



          (b) A transfer or transfers made as part of the financing of the acquisition or development of the Real Estate; and



          (c) A transfer or transfers made pursuant to a bona fide deed in lieu of foreclosure made to the secured mortgagee of the Real Estate or a portion thereof and/or a transfer made pursuant to a sheriff's sale in a mortgage foreclosure or other action.




Additionally, it is expressly understood that the transfer of an interest in the Real Estate in a manner other than by a sale (for example, pursuant to a lease or the grant of a Mortgage) shall not trigger the Seller's Right of First Offer. Nor shall the mere subdivision or condominiumization of the Real Estate or any portion thereof trigger the Seller's Right of First Offer, although the subsequent sale of any subdivided portion of the Real Estate or a condominium unit thereof shall trigger the Seller's Right of First Refusal, unless it is an Exempt Sale.



     5.       Sales After Initial Sale Remain Subject to Seller's Right of First
              ------------------------------------------------------------
Offer. It is expressly understood that the Seller's Right of First Offer shall remain in effect, until its expiration as provided in Sections l(a) and 2 hereof, and apply to future sales notwithstanding the fact that the Real Estate or the relevant portion thereof may have already been sold one or more times either as an Exempt Sale or as a Waived Right Sale.



     6.      Running of Benefits and Burdens.  The rights and obligations hereby
             -------------------------------
created shall constitute covenants running with the land, and shall be binding upon the Declarant, its successors and assigns and the now and future owners of the Real Estate and all portions thereof, subject to the time limitations set forth in Sections l(a) and 2 hereof.



     7.         Miscellaneous.  No amendment or modification of this Declaration
                -------------
shall be binding unless in writing and signed by the owner of the Real Estate and the Seller. The captions or headings of the various sections of this Declaration are for convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof. This Declaration shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. This Declaration has been fully negotiated between Declarant and Seller and neither the Declaration nor any portion thereof shall be construed against the party which drafted it or on whose behalf it was drafted.



     8.     No Liability for Obligations Accruing After Ownershilp.  No owner of
            ------------------------------------------------------
the Real Estate or any portion thereof shall have any personal liability or responsibility for any obligation which accrues under this Declaration after the time that such party no longer is the owner of the relevant property.



     9.          Notice.  Any notice given pursuant to this Declaration shall be
                 ------
valid only if given in writing and shall be deemed sufficiently given if given by registered or certified mail with sufficient postage attached, by overnight delivery service or hand delivery. Notices to Seller shall be sufficient if addressed to, or delivered to a person in charge at:



Pennsylvania  Hospital
800  Spruce  Street
Philadelphia,  Pennsylvania  19107
Attention:          Mr.  Donald  R.  Shenk
Senior  Vice  President  of  Finance  and  Treasurer





With  a  copy  to:

Ballard  Spahr  Andrews  &  Ingersoll
1735  Market  Street,  51st  Floor
Philadelphia,  Pennsylvania  19103-7599
Attention:          Philip  B.  Korb,  Esquire



Notices  to  Declarant  shall  be  sufficient  if  addressed  to:

CoreCare  Behavioral  Health  Management,  Inc.
     c/o  CoreCare  Systems,  Inc.
     Whitemarsh  Professional  Center
9425  Stenton  Avenue
Erdenheim,  Pennsylvania  19038
Attention:          Ms.  Rose  S.  DiOttavio  President



With  a  copy  to:

Connolly  Epstein  Chicco  Foxman
Engelmyer  &  Ewing
1515  Market  Street,  9th  Floor
Philadelphia,  Pennsylvania  19102-1909
Attention:          Gary  A.  Miller,  Esquire



The date of delivery of any notice provided for in this Declaration shall be the date of deposit in the U.S. mails with sufficient postage if given by registered or certified mail and whether or not a return receipt is returned the date of deposit to the overnight delivery service, if so given, or the date of actual delivery to the above address of the party to be notified if hand delivered. The person and place to which notice may be given may be changed from time to time by Seller or Declarant respectively upon written notice to the other, effective five (5) days after delivery of such notice.



     10.     Modifications.  Seller shall make modifications to this Declaration
             -------------
reasonably requested by any lender to Declarant, or any successor or assign of Declarant, to enable the Real Estate to be financed, such modification or amendment not to be unreasonably denied, delayed or conditioned, provided that Seller shall not be required to make any modification which materially and adversely affects any right of Seller under this Declaration.



     11.       Modifications to Delineation of the Excluded Portion of the Site.
                            ---------------------------------------------------
Seller acknowledges that the actual delineation of the Excluded Portion of the Site may change somewhat. Seller agrees that Declarant shall have the right to modify the Excluded Portion of the Site provided that the modified Excluded Portion of the Site does not differ materially, in either size or nature, from
the  Excluded  Portion  of  the  Site  defined  herein.    Seller  agrees
to cooperate with Declarant to document, as a mater of public record in form reasonably satisfactory to Declarant, any modification to the Excluded Portion of the Site authorized hereunder.



IN WITNESS WHEREOF, the Declarant has duly executed this Declaration as of the day and year first above written.



                              DECLARANT



ATTEST:  CORPORATE  SEAL                    CORECARE  BEHAVIORAL  HEALTH
	 				          MANAGEMENT,  INC.
                                               /s/ Rose DiOttavio
       ----------------------                --------------------------







     The Seller, The Contributors To The Pennsylvania Hospital, has executed this Declaration for the purpose of acknowledging its agreement to be legally bound by the terms, conditions and covenants relating to the Right of First
Offer  as  set  forth  herein.



                                     THE CONTRIBUTORS TO THE
ATTEST: CORPORATE  SEAL                  PENNSYLVANIA  HOSPITAL


____________________________          By:/s/ Donald R. Shenk
               Secretary          Donald R. Shenk  Vice President





STATE  OF  PENNSYLVANIA          )
                         	   )  SS
COUNTY  OF  PHILADELPHIA         )



On this, the __ day of ____, 1997, before me, a Notary Public in and for the Commonwealth of Pennsylvania, the undersigned officer, personally appeared _____________, who acknowledged himself to be the__________of The Contributors To The
Pennsylvania Hospital, a Pennsylvania non-profit corporation, and that he as such __________being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself as________________.



In  witness  whereof,  I  hereunto  set  my  hand  and  official  seal.


                              __________________________
                              Notary  Public



STATE  OF  PENNSYLVANIA                    )
                         		      )    SS
COUNTY  OF  PHILADELPHIA                   )



On this, the ____ day of ______, 1997, before me, a Notary Public in and for the Commonwealth of Pennsylvania, the undersigned officer, personally appeared
________, who acknowledged himself to be the ___________ of CoreCare Behavioral Health
Management, Inc., a Pennsylvania corporation, and that he/she as such ___________, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself/herself as _____________________.



               In  witness  whereof,  I  hereunto set my hand and official seal.


                              ____________________________
                              Notary  Public






                              EXHIBIT  A



- ALL THAT CERTAIN lot or piece of ground with the buildings and improvement thereon erected SITUATE in the 44th Ward of the City of Philadelphia and described in accordance with a plan of property prepared by Barton and Martin
Engineers  dated  January  21,  1997.



     BEGINNING at a point of intersection of the Northerly side of Market Street (100 feet wide) with the Easterly side of 49th Street (100 feet wide); thence from said point of beginning extending along the Easterly side of Forty-ninth Street North 05 degrees 05 minutes 31 seconds West One thousand five hundred and Nine hundred thirty-seven thousandths feet to a point of curve; thence along the same curving to the right with the radius of Twenty-one and Seventy-five hundredths feet the distance of Forty-six and Six hundred sixty-six thousandths feet to the Southerly side of Haverford Avenue (80 feet wide); thence extending along the Southerly side of said Haverford Avenue South 62 degrees 09 minutes
33.94 seconds East Nine hundred seventy-one and Nine hundred forty-eight thousandths feet to an angle point in the said Haverford Avenue; thence continuing along the Southerly side of Haverford Avenue South 78 degrees 50 minutes 30.25. seconds East Seventeen and Thirty-six thousandths feet to the Westerly side of Forty-eighth Street (80 feet wide); thence extending along the Westerly side of Forty-eighth Street South 12 degrees 00 minutes 40.75 seconds West One thousand One hundred eighty-seven and Six hundred Eighty-five thousandths feet to the Northerly side of Market Street; thence extending along the Northerly side of said. Market Street North 78 degrees 59 minutes 00 seconds West Five hundred thirty-seven and Five hundred eight thousandths feet to the first mentioned point and place of beginning.



BEING the  remaining  premises  which  Matthew  Arrison  et  ux,  by  Deed  dated
-----
11/13/1835  and  recorded  in  the Department of Records in and for the City and
-----
County  of Philadelphia, Commonwealth of Pennsylvania in Deed Book S.H.F. 1 page
---
20, granted and conveyed unto The Contributors to the Pennsylvania Hospital, in fee.



BEING  THE  PARCEL  BEARING  CITY  OF  PHILADELPHIA  ACCOUNT  NO.
-----
77-4-019000  AND  PROPERTY  I.D.  NO.  53560  04865.


                         Exhibit  B
                    SUBDIVIDED  PARCEL




ALL THAT CERTAIN lot or piece of ground situate in the 44th Ward of the City of Philadelphia and described in accordance with a plan of property prepared by Barton and Martin Engineers dated January 21, 1997.



Beginning at the point of intersection of the Northerly side of Market Street (100 feet wide) with the Easterly side of 49th Street (100 feet wide); thence from said point of beginning extending along the said Easterly side of 49th Street North 05 degrees 05 minutes 31 seconds West Three hundred eight-one and Eight hundred sixty-five thousandths (381.865) feet to a point; thence extending South 78 degrees 59 minutes 00 seconds East Six hundred forty-nine and Eight hundred thirty thousandths (649.830) feet to a point on the Westerly side of 48th Street (80 feet wide); thence extending along the said Westerly side of 48th Street South 12 degrees 00 minutes 40.75 seconds West Three hundred sixty-six and Nine hundred twenty-seven thousandths (366.927) feet to the Northerly side of Market Street; thence extending along the said Northerly side of Market Street North 78 degrees 59 minutes 00 seconds West Five hundred thirty-seven and Five hundred eight thousandths (537.508) feet to the point and place of beginning.



Containing  in  Area  217,800  square  feet  or  5.0000  Acres.





EXHIBIT 6.7

               PROMISSORY  NOTE


$500,000.00

                                                               FEBRUARY 21, 1997

          FOR  VALUE  RECEIVED,  WESTMEADE  HEALTHCARE,  INC.,  a   Pennsylvania
corporation, having an address at c/o CoreCare Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038 ("Borrower") does promise to pay to the order of FINOVA CAPITAL CORPORATION, a Delaware corporation, having an address at 3200 Park Center Drive, Costa Mesa, California 92626, or any subsequent holder of this Note ("Lender") the principal sum of Five Hundred Thousand Dollars ($500,000.00) lawful money of the United States of America, together with interest thereon at the -interest rate set forth in Article I, Section B of this Note (the "Interest Rate"). This Note evidences a loan (the "Loan") made by Lender to Borrower and is secured by, among other things, a Mortgage, Assignment of Leases, Rents and Other Income and Security Agreement on certain property located at 1460 Meetinghouse Road, Warwick, Pennsylvania, which is dated the date hereof and is made between Borrower and Lender (herein-after, the "Mortgage") covering the Mortgaged Property (as such term is defined in the Mortgage), an Assignment of Leases, Rents, Guarantees, Profits, Issues and Other Income dated the date hereof made by Borrower as collateral for the Loan (hereinafter, the "Assignment") and a Mortgage, Assignment of Leases, Rents and Other Income and Security Agreement dated June 27, 1996 from Borrower to Lender covering the Mortgaged Property (the "Senior Mortgage"). (This Note, the Mortgage, the Assignment, the Senior Mortgage and such other documents evidencing such other security which may now or here-after be given as further security for, or in connection with, the Loan, or in connection with that certain loan in the original principal amount of One Million Seven Hundred Seventy Five Thousand Dollars ($1,775,000.00) made by Lender to Borrower on June 27, 1996 (the "Senior Loan") are herein collectively referred to as the "Loan Documents"). The outstanding principal amount of this Note, together with all accrued but unpaid interest thereon, and all other sums due hereunder (including delinquency charges) or under the Loan Documents shall be due and payable on June 27, 2001 (the "Maturity Date"), or on such earlier date as may be required under the terms of this Note or any of the Loan Documents.



                                     ARTICLE I
                                     ---------

                       INTEREST RATE AND MONTHLY PAYMENTS

A.                                MONTHLY  PAYMENTS.

          Repayment of the Loan shall be calculated in equal monthly installments of principal and interest based on an amortization schedule of twenty (20) years from the date hereof at the Interest Rate; provided, how-ever, that the outstanding principal amount of this Note, together with accrued and unpaid interest thereon, and all other sums due hereunder (in-cluding delinquency charges) or under the Loan Docu-ments shall be due and payable on the Maturity Date. On the date hereof, Borrower shall pay to Lender interest on the outstanding principal amount of the Loan from the date hereof through and including February 28, 1997. Thereafter, principal and interest on this Note shall be payable monthly in arrears commencing April 1, 1997, and on the first day of each and every month there-after until the Maturity Date (each date on which payments of principal and interest are due being herein referred to as a "Due Date"). The monthly payments of principal and interest under this Note required on each Due Date during the term of this Loan shall be in the amount of Five Thousand One Hundred Forty and 54/100 Dollars ($5,140.54) and shall be paid without offset, claim or deduction. Interest on the out-standing principal balance of this Note shall be computed on the basis of a 360-day year and the actual number of days elapsed. Any payment due hereunder on a day which is not a Business Day (hereinafter defined) in the jurisdiction in which payment is to be made shall be made on the next following day which is a Business Day in that jurisdiction. The term "Business Day" as used herein shall mean any day other than a Saturday or Sunday on which banks are open for business in the relevant jurisdiction.

B.                                INTEREST  RATE.

          The annual Interest Rate on the outstanding principal balance of this Note until the Maturity Date shall be fixed for the term of the Loan at Ten and 94/100 percent (10.94%).

C.                                DEFINITION.

          Loan Year. "Loan Year" shall mean each twelve (12) month period commencing on February 21, 1997, and on February 21 of each subsequent year, and ending on the following February 20 from the date hereof until the Maturity Date.


                                   ARTICLE II
                                   ----------

                                GENERAL CONDITIONS

A.                             METHOD  OF  PAYMENT.

          All payments under this Note shall be made to Lender at the address set forth at the beginning of this Note, or in such other manner as Lender shall specify by written notice to Borrower.

B.                                APPLICATION  OF  PAYMENTS  RECEIVED.

          Except as otherwise provided in this Note, all payments received by Lender on this Note shall be applied by Lender as follows:

          FIRST,  to  the  payment  of  delinquency  charges,  if  any;

          SECOND,  to  accrued  and  unpaid  interest  then  due  and owing; and

          THIRD,  to  the  reduction  of  principal  of  this  Note.

C.                                PREPAYMENT.

(1) No prepayment of the Loan (in whole or in part) shall be permitted during the first three (3) Loan Years of the Senior Loan. Thereafter, Borrower shall be permitted to prepay the Loan in whole but not in part provided that: (a) Borrower has given Lender thirty (30) days' prior written notice (which notice shall be irrevocable) of Borrower's intent to prepay the Loan (the "Notice Date"); (b) Borrower shall pay to Lender all outstanding principal, interest and other balances and sums due with respect to the Loan; (c) Borrower shall pay to Lender all outstanding principal, interest and other balances and sums due with respect to the Senior Loan; and, (d) Borrower has paid the prepayment premium- set forth in this Article II, Section C and have complied with all other conditions set forth in this Section.

(2) (a) In the event of prepayment of the Loan as a result of acceleration of the balance of the Loan upon default thereunder by Borrower, a prepayment premium based on the follow-ing formula shall also be due and payable in addition to any other remedies available to Lender.

               (b)     Upon prepayment of the Loan, Borrower shall pay to Lender
a prepayment premium equaling the then present value of the product obtained by multiplying: (i) the decline, if any (if there is no decline, then this amount shall be zero (0)), between (A) the yield to maturity (expressed as a percentage) at the date hereof of U.S. Treasury Notes with a maturity date similar to that of this Note and (B) the yield at the time of prepayment of U.S. Treasury Notes with a maturity date equal to the then remaining term of the Loan, as such yield is reported in The Wall Street Journal or similar publication on the fifth (5th) Business Day preceding the date of prepayment; by
(ii) the number of whole and fractional years remaining between the date of prepayment and the Maturity Date and by (iii) the outstanding balance of the Loan, inclusive of all accrued interest thereon plus an amount equal to two percent (2%) of the then outstanding principal balance of the Loan as of the Notice Date.

(3) Any payment on this Note after acceleration shall be deemed a prepayment irrespective of when made and Lender shall be entitled to a prepayment premium in connection therewith as set forth herein. Notwithstanding any of the foregoing, in the event of the application of insurance or condemnation proceeds to the outstanding balance of the Loan pursuant to the provisions of the Mortgage, this Note may be prepaid, in whole or in part, without prepayment premium.

D.                                DELINQUENCY  CHARGES.

          In the event Borrower fails to pay any amount of principal and/or interest on this Note or any other amounts required hereunder or under the Mortgage or the other Loan Documents for five (5) days after such payment becomes due, whether by acceleration or otherwise, Lender may, at its option, whether immediately or at the time of final payment of the amounts due on this Note, the Mortgage or the other Loan Documents, impose on demand a delinquency charge equal to the greater of (i) five percent (5%) per annum in excess of the Interest Rate hereunder, on the amount of such payment, computed from the Due Date to the date of receipt of such payment by Lender in good funds or (ii) five percent (5%) of the amount of such past due payment notwithstanding the date on which such payment is actually paid to Lender; provided, however, that if any such delinquency charge is in excess of the amount permitted to be charged to Borrower under applicable Federal or state law, Lender shall be entitled to collect a delinquency charge at the highest rate permitted by such law. Until any and all such delinquency charges are paid in full, the amount thereof shall be added to the indebted-ness evidenced by this Note (even if such addition causes the principal amount to exceed the face amount of this Note) and shall be secured by the Loan Documents and by any other collateral held by Lender to secure such indebtedness. Borrower agrees that any such delinquency charges shall not be deemed to be additional interest or a penalty, but shall be deemed to be liquidated dam-ages because of the difficulty in computing the actual amount of damages in advance.

E.                                ACCELERATION.

(1)                                If:

(a) Borrower fails to pay any sum of principal or interest due on this Note for five (5) days after receipt of notice from Lender of such failure; or

(b) Borrower shall fail to pay any other sum required to be paid by Borrower under this Note for five (5) days after re-ceipt of notice from Lender of such failure; or

(c) an "Event of Default", as said term is defined in any of the Loan Documents, shall exist subject to applicable notice, grace and right to cure provisions; or

(d) Borrower shall prepay the Senior Loan prior to the stated maturity date thereof;

then, and in any such event, Lender may, at its option, declare the entire unpaid balance of this Note together with interest accrued thereon, and all other sums due hereunder (including delinquency charges) and under the other Loan Documents to be immediately due and payable and Lender may proceed to exercise any rights or remedies that it may have under this Note or the other Loan Documents or such other rights and remedies which Lender may have at law, equity or otherwise.

(2) In the event of such acceleration, Borrower may discharge its obligations to Lender by paying:

(a) the unpaid balance hereof as of the date of such payment, plus

(b) accrued and unpaid interest, and all other sums due here-under (including delinquency charges computed in the manner set forth above), plus

(c) a prepayment premium computed as pro-vided in Section C of this Article II, plus

(d)                                all sums due under the other Loan Documents.

F.                                  COSTS  AND  EXPENSES  ON  DEFAULT.

          After any event of acceleration shall have occurred pursuant to Section E of Article II herein, in addition to principal, interest and delinquency charges, Lender shall be entitled to collect all reasonable costs of collection, including, but not limited to, reasonable attorneys' fees, incurred in connection with the protection or realization of collateral or in connection with any of Lender's collection efforts, whether or not suit on this Note or any fore-closure proceeding is filed, and all such reasonable costs and expenses shall be payable on demand and until paid shall be added to the indebtedness evidenced by this Note (even if such addition causes the principal amount to exceed the face amount of this Note) and shall also be secured by the Loan Documents and by all other collateral held by Lender as security for Borrower's obligations to Lender.

G.                                NO  WAIVER  BY  LENDER.

          No failure on the part of Lender to exercise any right or remedy hereunder, whether before or after the happening of a default, shall constitute a waiver thereof, and no waiver of any past default shall constitute waiver of any future default or of any other default. No failure to accelerate the debt evidenced hereby by reason of default hereunder, or acceptance of a past due installment, or indulgence granted from time to time shall be construed to be a waiver of the right to insist upon prompt payment thereafter or to impose delinquency charges retroactively or prospectively, or shall be deemed to be a novation of this Note or as a reinstatement of the debt evidenced hereby or as a waiver of such right of acceleration or any other right, or be construed so as to preclude the exercise of any right which Lender may have, whether by the laws of the jurisdiction governing this Note, by agreement or otherwise; and Borrower and each endorser or guarantor hereby expressly waive the benefit of any statute or rule of law or equity which would produce a result contrary to or in conflict with the foregoing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

H.                                WAIVER  BY  BORROWER.

          To  the  extent  permitted  by  law  and except as otherwise expressly provided herein, Borrower hereby waives presentment, protest, demand, diligence, notice of dishonor and of nonpayment, and waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisement, exemption and homestead now provided or which may hereafter be pro-vided by any federal or state statute, including but not limited to exemptions provided by or allowed under the Bankruptcy Code of 1978, as amended, both as to itself personally and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof, binding itself, unconditionally and as original promisor for the payment of this Note. LENDER AND BORROWER ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER ANY OF THE LOAN DOCUMENTS OR WITH RESPECT TO THE TRANSACTION CONTEMPLATED THEREBY WOULD BE BASED UPON DIFFICULT AND COMPLEX ISSUES AND, THEREFORE, THE PARTIES AGREE THAT ANY LAWSUIT ARISING OUT OF ANY SUCH CONTRO-VERSY SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

I.                                COMPLIANCE  WITH  USURY  LAWS.

          It is the intention of the parties to conform strictly to the usury laws, whether state or Federal, that are applicable to this Note. All agreements between Borrower and Lender, whether now existing or hereafter arising and whether oral or written, are hereby expressly limited so that in no contingency or event whatsoever, whether by acceleration of maturity hereof or other-wise, shall the amount paid or agreed to be paid to Lender, or collected by Lender, for the use, forbearance or detention of the money to be loaned hereunder or otherwise, or for the payment or performance of any covenant or obligation contained herein or in the other Loan Documents exceed the maximum amount permissible under applicable Federal or state usury laws. If, under any circumstances whatsoever, fulfillment of any provision hereof or of the other Loan Documents, at the time performance of such provision shall be due, shall involve an amount exceeding the limit of validity prescribed by law, then the obligation to be fulfilled shall be reduced to the limit of such validity; and if, under any circumstances, Lender shall ever receive an amount deemed interest by applicable law, which would exceed the highest lawful rate, such amount that would be excessive interest under applicable usury laws shall be applied to the reduction of the principal amount owing hereunder or to other indebtedness secured by the Loan Documents and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal and such other indebtedness, the excess shall be deemed to have been a payment made by mistake and shall be refunded to Borrower or to any other person making such payment on Borrower's behalf. All sums paid or agreed to be paid to Lender for the use, forbearance or detention of the indebted-ness of Borrower evidenced hereby, outstanding from time to time shall, to the extent permitted by applicable law, and to the extent necessary to preclude exceeding the limit of validity prescribed by law, be amortized, pro-rated, allocated and spread from the date of disbursement of the proceeds of this Note until payment in full of the Loan evidenced hereby and thereby so that the actual rate of interest on account of such indebtedness is uniform throughout the term hereof and thereof. The terms and provisions of this paragraph shall control and supersede every other provision of all agreements between Borrower and Lender.

J.                                NOTICE.

          All notices and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes when delivered in person or sent by national overnight courier service or by registered or certified mail, return receipt requested, to either party hereto at its address above stated (in the case of Lender, to the attention of Sharon
E. O'Connell, Director of Lease Administration, with copies to FINOVA Capital Corporation at 1850 North Central Avenue, Phoenix, Arizona 85004, to the
attention of Frederick C. Bauman, Esquire and to Schnader Harrison Segal & Lewis, Suite 3600, 1600 Market Street, Philadelphia, Pennsylvania 19103, to the attention of Jerald M. Goodman, Esquire; in the case of Borrower, c/o CoreCare Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038 to the atten-tion of Thomas T. Fleming, Chairman with a copy to Connolly, Epstein, Chicco, Foxman, Engelmyer & Ewing, 9th Floor, 1515 Market Street, Philadelphia, Pennsylvania 19102-1909, to the attention of Gary S. Lewis, Esquire or at such other address of which it shall have notified the party giving such notice or other communication in writing as aforesaid. Any written notice or other communication shall be deemed to have been received on the date delivered or two (2) days after mailing or one (1) day after sending by overnight courier.

K.                                GOVERNING  LAW;  SUBMISSION  TO  JURISDICTION.

(1) THIS NOTE SHALL BE CONSTRUED IN ACCOR-DANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF ARIZONA. FOR PURPOSES OF THIS SECTION K(1), THE LOAN DOCUMENTS SHALL BE DEEMED TO BE PERFORMED AND MADE IN THE STATE OF ARIZONA.

(2) BORROWER HEREBY AGREES THAT ALL ACTIONS FOR PROCEEDINGS INITIATED BY BORROWER AND ARISING DIRECTLY OR IN-DIRECTLY OUT OF THE LOAN DOCUMENTS SHALL BE LITIGATED IN THE SUPERIOR COURT OF ARIZONA, MARICOPA COUNTY DIVISION, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF ARIZONA OR, IF LENDER INITIATES SUCH ACTION, IN ADDITION TO THE FOREGOING COURTS, ANY COURT IN WHICH LENDER SHALL INITIATE SUCH ACTION, TO THE EXTENT SUCH COURT HAS JURISDICTION, BORROWER HEREBY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR PROCEEDING COMMENCED BY LENDER IN ANY OF SUCH COURTS AND HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS AND COMPLAINT, OR OTHER PROCESS OR PAPERS ISSUED THEREIN, AND AGREES THAT SERVICE OF SUCH SUMMONS AND COMPLAINT OR OTHER PROCESS OR PAPERS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO THE BORROWER AT THE ADDRESS TO WHICH NOTICES ARE TO BE SENT PURSUANT TO THIS NOTE. BORROWER WAIVES ANY CLAIM THAT PHOENIX, ARIZONA OR THE DISTRICT OF ARIZONA IS AN INCONVENIENT FORUM OR AN IMPROPER FORUM BASED ON LACK OF VENUE. SHOULD BORROWER, AFTER BEING SO SERVED, FAIL TO APPEAR OR ANSWER TO ANY SUMMONS, COM-PLAINT, PROCESS OR PAPERS SO SERVED WITHIN THE NUMBER OF DAYS PRESCRIBED BY LAW AFTER THE MAILING THEREOF, BORROWER SHALL BE DEEMED TO BE IN DEFAULT AND AN ORDER AND/OR JUDGMENT MAY BE ENTERED BY LENDER AGAINST BORROWER AS DEMANDED OR PRAYED FOR IN SUCH SUM-MONS, COMPLAINT, PROCESS OR PAPERS. THE EXCLUSIVE CHOICE OF FORUM FOR BORROWER SET FORTH IN THIS SECTION K(2) SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT, BY LENDER, OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING, BY LENDER, OF ANY ACTION TO ENFORCE THE SAME IN
ANY OTHER APPROPRIATE JURISDICTION, AND BORROWER HEREBY WAIVES THE RIGHT TO COLLATERALLY ATTACK ANY SUCH JUDGMENT OR ACTION.

L.                                MISCELLANEOUS.

(1) The captions of the sections of this Note are for the purpose of convenience only and are not intended to be a part of this Note and shall not be deemed to modify, explain, enlarge or restrict any of the provisions hereof.

(2) The remedies provided in this Note, the Mortgage and in the other Loan Documents or otherwise available to Lender for enforcing the payment of the principal sum together with interest and performance of the covenants, conditions and agreements herein and therein contained are cumulative and concurrent and may be pursued singly or successively or together at the sole discretion of Lender, and may be exercised from time to time as often as occasion therefor shall occur until Lender has been paid all sums due in full.

(3) If this Note is executed by more than one person as Bor-rower, the obligation of each shall be joint and several. Whenever used (as appropriate): the singular number shall include the plural, the plural the singular, the use of any gender shall include all genders, and the words "Borrower" and "Lender" shall include, and the rights and obligations herein contained shall inure to the benefit of and bind, their respective heirs, executors, administrators, successors, vendees and assigns.

(4) The terms and provisions of this Note are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Note under federal, state or other applicable law, such unenforceability or invalidity shall not render any other term, covenant, condition or provision hereunder unenforceable or invalid.

(5) In the event any waiver by Borrower hereunder is prohibited by law or unenforceable, such waiver shall be and be deemed to be deleted here-from.

(6) This Note expresses the entire agreement between the Borrower and Lender concerning the subject matter hereof and no modification of this Note shall be effective unless expressed in a mutually signed writing. None of Lender's rights, powers, privileges or immunities under this Note can be waived unless (and then only to the extent that) such waiver is expressed in a writing signed by an authorized Lender officer.

(7) This Note shall be binding upon the Borrower and its successors and assigns and shall inure to the benefit of Lender and its successors and assigns.

(8) The Borrower hereby express the intent to be legally bound by this writing.

(9) Time is of the essence of each and every provision of this Note.




          IN WITNESS WHEREOF, this Note has been duly executed as of the date first above written.


ATTEST:  [Corporate  Seal]



By: /s/ Joan K.S. Biddle
Name:_______________________
Title:________________________
WESTMEADE  HEALTHCARE,  INC.
 a  Pennsylvania  corporation


By: /s/ Rose S. DiOttavio
Name:__________________________
Title:___________________________





EXHIBIT 6.8



     MORTGAGE,
     ASSIGNMENT  OF  LEASES,  RENTS  AND  OTHER  INCOME
     AND
     SECURITY  AGREEMENT

     Dated  February  21,  1997

     from

     WESTMEADE  HEALTHCARE,  INC.

     to

     FINOVA  CAPITAL  CORPORATION




     Affecting:


     1460  Meetinghouse  Road
     Warwick  Township,  Bucks  County,  Pennsylvania



     THIS  INSTRUMENT  COVERS  GOODS  WHICH  ARE
     OR  ARE  TO  BECOME  FIXTURES  RELATED  TO  THE
     REAL  ESTATE  DESCRIBED  HEREIN  AND  IS  TO  BE
     RECORDED  IN  THE  MORTGAGE  RECORDS  AND  IS  ALSO  TO  BE
     INDEXED  IN  THE  INDEX  OF  FINANCING  STATEMENTS
     OR  OF  FIXTURE  FILINGS.    THIS  INSTRUMENT
     CONTAINS  AFTER-ACQUIRED  PROPERTY  PROVISIONS






     This  instrument  was  prepared  by  and
     after  recording  should  be  returned  to:
     Jerald  M.  Goodman,  Esquire
     SCHNADER  HARRISON  SEGAL  &  LEWIS
     1600  Market  Street,  Suite  3600
     Philadelphia,  Pennsylvania    19103


     MORTGAGE,
     ASSIGNMENT  OF  LEASES,  RENTS  AND  OTHER  INCOME
     AND
     SECURITY  AGREEMENT


     THIS MORTGAGE is made this 21st day of February, 1997, between WESTMEADE HEALTHCARE, INC., a Pennsylvania corporation, as the Mortgagor, whose address is c/o CoreCare Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, and FINOVA CAPITAL CORPORA-TION, a Delaware corpo-ration, as the Mort-gagee, whose address is 3200 Park Center Drive, Costa Mesa, California 92626.

     Background


     A. Mortgagor is the holder of the fee simple estate in the real property known as and located at 1460 Meetinghouse Road, Warwick Township, Bucks County, Pennsylvania (the "Land") as more particularly described on Exhibit A attached hereto and incorporated herein.

     B. Mortgagor owns and operates on the Land a thirty-two (32) bed residential psychiatric treatment facility for children and adolescents (the "Facil-ity").

     C. On June 27, 1996, Mortgagee made a loan to Mortgagor in the original principal amount of One Million Seven Hundred Seventy-Five Thousand Dollars ($1,775,000) (the ASenior Loan@). The Senior Loan was evidenced by the Note of Mortgagor to Mortgagee dated June 27, 1996 (the ASenior Note@). The repayment of the Senior Loan is secured, inter alia, by a Mortgage, Assignment of Lease, Rents and Other Income and Security Agreement from Mortgagor to Mortgagee dated June 27, 1966 and recorded in the Office of the Recorder of Deeds of Bucks County, Pennsylvania in Mortgage Book 1255 at page 2180 to create a first priority mortgage lien on the Land and the other property therein described in favor of Mortgagee (the ASenior Mortgage@).

     D. For value received, Mortgagor has executed and delivered to Mortgagee a promissory note dated the even date here-with (the "Note") in the principal amount of Five Hundred Thousand Dollars ($500,000), lawful money of the United States, with interest thereon to be paid in accor-dance with the
terms   contained  in  the  Note.



     D. As security for the repayment of the debt evi-denced by the Note, and the Senior Note and as Security for all other obligations of the Mortgagor and its affiliates to the Mortgagee; Mortgagor has agreed to: (i) grant to Mortgagee a mortgage lien on the Land subject and subordinate in lien and priority only to the lien of the Senior Mortgage; (ii) as-sign to Mortgagee
 Mortgagor's interest as lessor under any leases of the Land or the Facility pursuant to provisions contained herein and pursuant to that certain Assignment of Leases, Rents, Guarantees, Profits, Issues and Other Income (the "Assignment of Leases") dated the even date herewith; (iii) grant to Mortgagee a perfected security interest in all personal property and fixtures used in connection with the operation of the Facility, and in all pro-ceeds thereof (excluding, however, Permitted Security Interests) (hereinafter defined) pursuant to pro-visions hereof; (iv) cause CoreCare Systems, Inc., a Delaware corporation (ACoreCare@), Thomas T. Fleming (AFleming@) and Rose S. DiOttavio (ADiOttavio@) (CoreCare, Fleming and DiOttavio shall hereinafter be referred to collectively as the AGuarantors@ or sometimes hereinafter individually as a AGuarantor@), individually as well as jointly and severally, to execute and deliver to the Mort-gagee those certain Suretyship Agreements (collectively, the "Guaranty Agreements") dated the even date herewith, pursuant to which the Guaran-tors guaran-tee the payment and performance of the obligations of the Mortgagor under the Note, this Mortgage and the other Loan Docu-ments (hereinafter defined). Together with the Note, this Mort-gage, the Assign-ment of Leases, the Guaranty Agreements, the Senior Note, the Senior Mortgage and any other docu-ments, certifi-cates, affi-davits and other agreements de-scribed in or delivered in connec-tion with any of the foregoing, shall herein-after be referred to collec-tively, as the "Loan Docu-ments" or individu-ally, as a "Loan Document". The terms and con-ditions of the Loan Documents are hereby incor-por-ated into this Mortgage by reference thereto.

     Conveyance

     NOW, THEREFORE, Mortgagor, in consideration of the indebtedness evidenced by the Loan Documents and to secure payment of the same, with interest and in accordance with their respective terms and conditions, together with all other sums recoverable by Mortgagee under the terms of the Loan Docu-ments (the "Indebtedness") and for performance of the agree-ments, conditions, covenants, provisions and stipula-tions contained herein and therein, has granted, bargained, sold, released, mortgaged, warranted and conveyed and by these presents does grant, bargain, sell, release, mortgage, warrant and convey unto Mortgagee, its successors and as-signs, all of the following real and personal property and prop-erty interests (together, the real and personal property and property interests described below, consti-tute, and shall here-inafter be referred to collectively as the "Mortgaged Property"):

     ALL THOSE CERTAIN lots, pieces or parcels of real property which comprise the Land and which are more particularly described on Exhibit A attached hereto and incorporated herein;

     TOGETHER WITH all tenements, hereditaments and appurte-nances now or hereafter thereunto belonging or in anywise apper-taining, and the buildings and improvements now or hereafter located on the Land including, without limitation, the Facility, and all right, title and interest, if any, of the Mortgagor in and to the streets and roads abutting the Land to the center lines thereof, and strips and gores within or adjoining the Land, the air space and right to use said air space above the Land, all rights of ingress and egress by motor vehicles to parking facil-ities on or within the Land, all ease-ments now or hereafter af-fecting the Land, royalties and all rights appertaining to the use and enjoyment of the Land, in-cluding, without limitation, alley, drainage, mineral, water, oil and gas rights (the Land, together with said buildings and im-provements, the property and other rights, privileges and inter-ests encumbered or conveyed hereby, are hereinafter collectively referred to as the "Prem-ises");

     TOGETHER WITH all fixtures and articles of personal property and all appurtenances and additions thereto and substi-tutions or replacements thereof, now or at any time hereafter owned or leased by the Mortgagor and now or hereafter attached to, contained in, or used in connection with the Premises or placed on any part of the Premises, though not attached thereto, includ-ing, but not limited to, all screens, awnings, shades, blinds, curtains, draperies, carpets, rugs, beds, desks, chairs, tables, dressers, lamps, furniture and furnishings, heating, light-ing, plumbing, ventilating, air conditioning, refrigerating, inciner-ating and elevator plants, stoves, ranges, vacuum cleaning sys-tems, call systems, sprinkler systems and other fire preven-tion and extinguishing apparatus and materials, motors, machinery, pipes, appliances, equipment, fittings and fixtures, and the trademarks, trade names including without limitation, the name AWestmeade Center at Warwick@, franchises, royalties, good will and books and records relating to the business operated on the Premises. Without limiting the fore--going, the Mortgagor hereby grants to the Mortgagee a secu-rity interest in all of the Mortgagor's present and future "fixtures", "equip-ment" and "gen-eral in-tangibles" (as said quoted terms are defined in or encom-passed by the Uniform Commercial Code of the Commonwealth of Pennsylvania) and the Mortgagee shall have, in addition to all rights and remedies provided herein, and in any other agree-ments, commitments and undertakings made by the Mortgagor to the Mortgagee, all of the rights and remedies of a "secured party" under the applicable law, this Mortgage shall be deemed to be a "security agreement" (as defined in the aforesaid Uniform Com-mercial Code). If the lien of this Mortgage is sub-ject to a security interest covering any such personal property, then all of the right, title and in-terest of the Mortgagor in and to any and all such property is hereby assigned to the Mortgagee to-gether with the benefits of all deposits and payments now or hereafter made thereon by the Mortgagor;

     TOGETHER WITH all unearned premiums, accrued, accruing or to accrue under insurance policies now or hereafter obtained by the Mortgagor and all proceeds of the conversion, voluntary or involuntary, of the Mortgaged Property or any part thereof into cash or liquidated claims, including, without limitation, pro-ceeds of hazard and title insurance and all awards and compensa-tion heretofore and hereafter made to the present and all subsequent owners of the Mortgaged Property by any governmental or other lawful authorities for the taking by eminent domain, con-demnation or otherwise, of all or any part of the Mortgaged Prop-erty or any easement therein, including awards for any change of grade of streets;

     TOGETHER WITH all right, title and interest of the Mortgagor in and to all extensions, improvements, betterments, renewals, substitutes and replacements of, and all additions and appurtenances to, the Mortgaged Property, hereafter acquired by, or released to the Mortgagor or constructed, assembled or placed by the Mortgagor on the Mortgaged Property, and all conversions of the security constituted thereby, immediately upon such acquisition, release, construction, assembling, placement or conver-sion, as the case may be, and in each such case, without any fur-ther mortgage, grant, conveyance, assignment or other act by the Mortgagor, shall become subject to the lien of this Mortgage as fully and completely and with the same effect, as though now owned by the Mortgagor and specifically described herein;

     TOGETHER WITH all transferable occupancy certificates, and other transferable licenses, certificates, permits and authori-zations nec-essary or desirable for the operation of the Facility as a thirty-two (32) bed residential psychiatric treatment facility for children and adolescents and necessary or desirable to ensure that the Mortgagor is eligible for Medicare and Medicaid payments and reimburse-ments with respect to the Facility to the extent applicable;

     TOGETHER WITH all rents, issues, profits, leases, subleases, lease guarantees, licenses, tenancies, revenues, in-come, contract rights, accounts receivable, (including credit card and charge card receivables), royalties, demands, refunds, general intangibles, actions and rights of action, and all other amounts due or to become due to Mortgagor from any federal, state or local governmental agency (including, without limitation, to the extent applicable, all Medicaid and Medicare pay-ments or reimbursements), and all other amounts due or to become due to Mortgagor from any occupant or other person for the use, opera-tion, occu-pancy of, or otherwise with respect to the Premises.

     TOGETHER WITH all right, title and interest in and to all depositary accounts, certificates of deposit and other accounts and cash contained therein;

     TOGETHER WITH all substitutions for alterations, repairs and replacements of any of the foregoing and any and all proceeds (whether cash proceeds or non-cash proceeds), products, renewals, accessions and additions of any of the Mortgaged Property;

     WITH RESPECT OF any portion of the Mortgaged Property which is not real estate under the laws of the Commonwealth of Pennsylvania, the Mortgagor hereby grants, bargains, sells and conveys to the Mortgagee all right, title and interest of the Mortgagor, if any, in such property for the purposes set forth hereunder;

     EXCLUDING THEREFROM (a) accounts receivable generated by the Mortgagor in the course of its business, and all books, records and computer information relating thereto and all proceeds thereof and AEligible Receivables@ and ARelated Security@ of the Facility as such terms are defined in the Factoring Agreement (hereinafter defined) (collectively, the AFactoring Agreement Collateral@) encumbered pursuant to that certain Receivables Purchase and Sale Agreement dated as of January 24, 1996 between Mortgagor and Healthpartners Funding, L.P. (AHealthpartners@) (the Factoring Agreement@) and such replacements, renewals, restructurings or refinancings of the Factoring Agreement to the extent secured by the Factoring Agreement Collateral and (b) purchase money security interests and leases of furniture, machinery and equipment in the ordinary course of Mortgagor=s business (the matters described in subsections (a) and (b) of this paragraph are hereinafter referred to collectively as the APermitted Security Interests@);

     SUBJECT AND SUBORDINATE and postponed in lien and priority only to the lien of the Senior Mortgage;

     TO HAVE AND TO HOLD the Mortgaged Property unto the Mortgagee, its successors and assigns forever, and the Mortgagor hereby binds itself and covenants, warrants, represents and agrees as follows:


ARTICLE  1

COVENANTS,  REPRESENTATIONS  AND  WARRANTIES  OF  THE  MORTGAGOR

Section 1.1 Payment of Indebtedness. The Mortgagor will punctually pay the Indebtedness in immediately available funds as provided herein and in the Note, all in the coin and currency of the United States of America which is legal tender for the payment of public and private debts or equivalents thereof.

Section  1.2      Title to the Mortgaged Property.  The Mortgagor warrants that:
(a) it is lawfully seized and possessed of the fee simple estate in the Land subject to no mortgage, lien, charge or encumbrance except those exceptions to title set forth in the title insurance policy insuring the lien of this Mortgage which have been accepted by the Mortgagee, including, the lien of the Senior Mortgage, the lien of real estate taxes not yet due and payable and those easements and agreements of record which do not materially adversely affect the use of the Facility or title to the Land or impair the lien of this Mortgage (the "Permitted Liens"); (b) it has full power and lawful authority, and has taken all necessary corporate ac-tion, to grant, bargain, sell, convey, war-rant, assign, transfer, mortgage, pledge, set over and confirm unto the Mortgagee the Mortgaged Property in the manner and form herein set forth; (c) it has full power and lawful authority to encumber the Mortgaged Property in the manner and form herein set forth; (d) it will own all fixtures and arti-cles of personal property now or hereafter affixed and/or used in connection with the Premises, including any substitutions or re-place-ments thereof, free and clear of liens, security interests and claims except for Per-mitted Liens and Permitted Security Interests; (e) this Mort-gage is and will re-main a valid and enforce-able lien on the Mortgaged Prop-erty; and (f) it will preserve such title, and will forever war-rant and defend the same to the Mort-gagee, its successors and assigns and will forever warrant and defend the validity and priority of the lien hereof against the claims of all persons and parties whomso-ever.

Section 1.3 Maintenance of the Mortgaged Property. The Mortgagor shall maintain or cause to be maintained the Mortgaged Property in good re-pair ordinary wear and tear ex-cepted, shall comply with the require-ments of any governmental authority claiming jurisdiction over the Mortgaged Property within ten (10) days after an order containing such require-ment has been issued by any such authority (or the Mortgagor shall commence to comply with such requirement and proceed with diligence thereafter to complete such requirement if permitted by such governmental authority to do so under such order without fine, penalty or interest) and shall permit the Mortgagee to enter upon the Premises and inspect the Mortgaged Property at all reasonable hours and upon reasonable prior notice. The Mortgagor shall not, without the prior written con-sent of the Mortgagee, threaten, commit, permit or suffer to occur any waste or removal of the Mortgaged Property or any part thereof; pro-vided, however, that fixtures and articles of per-sonal property of Mortgagor, may be removed from the Premises if the Mortgagor concurrently therewith replaces the same with similar items of equal or greater value, free of any lien, security interests, charge or claim of superior title. The Mortgagor shall not, without the prior written consent of the Mortgagee which consent shall not be unreasonably withheld, threaten, commit, permit or suffer to occur any structural alteration or demolition or any other alteration or demolition which would, in the Mortgagee's reasonable judgment, materially impair the value of the security cov-ered by this Mort-gage.

Section 1.4 Insurance; Restoration. (a) The Mortgagor shall keep the Mortgaged Property insured against damage by fire and the other hazards covered by an Aall risk@ or equivalent- insurance policy for the full insurable value thereof (which, unless the Mortgagee shall otherwise agree in writing, shall mean the full repair and replacement value thereof without reduction for depreciation or co-insurance). In addition, the Mortgagee may require the Mortgagor to carry such other insurance on the Mortgaged Prop-erty, in such amounts as may from time to time be reasonably required by the Mortgagee, against insurable casual-ties which at the time are commonly insured against in the case of premises similarly situated, due regard being given to the size and the type of the building, the construction, location, utilities and occupancy or
     any  replacements  or  substitutions  there-for.    The  Mortgagor  shall
additionally keep the Mortgaged Pro-perty in-sured against loss by flood if the Mortgaged Property is located in an area identified by the Secretary of Housing and Urban Development as an area having special flood hazards and in which flood insurance has been made available under the National Flood Insurance Act of 1968 (and any successor act thereto) in an amount at least equal to the outstanding Indebtedness or the max-imum limit of coverage available with respect thereto under said Act, whichever is less, and will assign and deliver the policy or policies of such insurance to the Mortgagee, so and in such manner and form that the Mortgagee and its successors and assigns shall at all times have and hold the said policy or poli-cies as collateral and further security for the payment of the Indebted-ness until the full payment of the Indebtedness. In addition, from time to time, upon the occurrence of any change in the use, operation or insurable value of the Premises, or in the avail-ability of insurance in the area in which the Premises is lo-cated, the Mortgagor shall, within ten (10) days after demand by the Mortgagee, secure such additional amounts or such other types of insurance as the Mortgagee may reasonably require. The Mortgagor shall not obtain any separate or addi-tional insurance which is contributing in the event of loss unless it is properly endorsed and otherwise reasonably satisfactory to the Mortgagee in all re-spects. The proceeds of insurance paid on account of any damage or destruc-tion to the Mortgaged Property or any part thereof shall be paid over to the Mortgagee to be ap-plied as hereinafter provided.
Section  1.1
     (b) The Mortgagee shall have the option in its sole discretion to apply any insurance proceeds it may receive pur-suant to this Section 1.04 to the payment of the Indebtedness or to allow all or a portion of such proceeds to be used for the restoration of the Premises provided, however, that as long as: (i) there has occurred no Event of Default which remains uncured after the expiration of applicable notice, grace and cure periods or any event which, after notice or lapse of time or both would constitute an Event of Default (an AIncipient Default@) hereunder, and (ii) the Mortgagee determines that less than fifty percent (50%) of the Premises has been damaged or destroyed, then the Mortgagee shall apply any insurance proceeds received by the Mortgagee hereunder to be used for the restoration of the Premises. Any application to the Indebtedness shall be to the then unpaid installments of principal due under the
Note in the inverse order of their matur-ity, such that the regular pay-ments under the Note shall not be reduced or altered in any man-ner. No prepayment premium or charge shall be payable in connec-tion with a prepayment made from proceeds of a casualty insurance policy.

     (c) The Mortgagor shall: (i) provide public liability insurance with respect to the Prem-ises providing for limits of liability of not less than an aggregate of $5,000,000 and $3,000,000 per occurrence and not less than $1,000,000 for property damage on an oc-currence basis; (ii) provide profes-sional liability in-surance coverage in such amount deemed reasonably necessary by the Mortgagee; (iii) provide rent loss and business interruption insurance in such amounts deemed reasonably necessary by the Mortgagee; and,
(iv) provide such other additional in-surance as Mort-gagee may, from time to time, deem reasonably necessary, in such amounts as is customarily obtained in connec-tion with premises similarly situated, due regard being given to the use and loca-tion of the Premises.

     (d) All insurance policies required pursuant to this Section 1.04 and all other insurance policies maintained by the Mortgagor with respect to the Premises (collectively, the "Insurance Policies") shall be endorsed in form and substance accept-able to the Mortgagee to name the Mortgagee as an insured, loss payee or mortgagee thereunder, as its interest may appear, with loss payable to the Mortgagee, without contribution, under a mortgagee clause reasonably ap-proved by the Mortgagee. All of the Insur-ance Policies and endorsements shall be fully paid for and con-tain such provisions and expiration dates and be in such form and is-sued by such insurance companies licensed to do business in the Commonwealth of Pennsylvania, as are acceptable to the Mort-gagee in its sole discretion. With-out limiting the fore-going, each Insur-ance Policy shall provide that such policy may not be canceled or materially changed except upon thirty (30) days' prior written notice of intention of non--renewal, cancellation or material change to the Mortgagee and that no act or thing done by the Mortgagor shall invalidate the policy as against the Mortga-gee. In the event the Mortgagor fails to maintain insurance in compli-ance with this Section 1.04, the Mortgagee may, but shall not be obli-gated to, obtain such insur-ance and pay the premium therefor and the Mortgagor shall, on demand, reimburse the Mort-gagee for all sums, advances and expenses incurred in connection therewith. The Mortgagee's fail-ure to give such notice shall not create or impose any liability on the Mortgagee or reduce its rights hereunder. The Mortgagor shall deliver copies of all original Insur-ance Policies certified by the insurance company or autho-rized agent as being true copies to the Mortgagee together with the endorsements thereto required here-under. In the event the Mortgagor maintains a blanket policy with respect to the Insur-ance Policies, then
Mortgagor shall deliver a duly executed Certifi-cate of Insurance with the en-dorsements thereto required as provided hereunder in lieu of the policies. Notwithstanding anything to the contrary contained herein or any provision of applicable law of any State, the pro-ceeds of Insurance Poli-cies coming into the possession of the Mortgagee shall not be deemed trust funds and the Mortgagee shall be entitled to dispose of such proceeds as herein provided.

Section 1.5 Maintenance of Existence. So long as any amount of the Indebtedness is outstanding, the Mortgagor will do all things necessary to preserve and keep in full force and effect its existence, franchises, rights, licenses, trade names and privileges under the laws of the jurisdiction of its formation and will comply with all regulations, rules, ordi-nances, statutes, orders and decrees of any governmental author-ity or court applicable to the
 Mortgagor  or  to  the  Mort-gaged  Property  or  any  part  thereof.

Section 1.6 Taxes and Other Charges. (a) The Mortgagor shall pay and discharge when due and prior to the imposi-tion of any penalty or interest charge all taxes of every kind and nature, water rates, sewer rents and assessments, levies, permits, inspection and license fees and all other charges imposed upon or assessed against the Mortgaged Property or any part thereof or upon the revenues, rents, issues, income and profits of the Premises or arising in respect of the occupancy, use or possession thereof and, unless the Mortgagor is  making  monthly  deposits with the Mortgagee in accordance with Section
1.14 hereof, the Mortgagor shall, upon request by Mort-gagee, exhibit to the Mort-gagee within -ten (10) days after such request, validated receipts or other satisfactory evidence of the payment of such taxes, assessments, water rates, sewer rents, levies, fees and other charges which may be or become a prior lien on the Mort-gaged Property. Should the Mortgagor default in the payment of any of the foregoing taxes, assess-ments, water rates, sewer rents or other charges, the Mort-gagee may, but shall not be obligated to, pay the same or any part thereof after five (5) days' notice to Mortgagor and the Mortgagor shall, on de-mand, reimburse the Mort-gagee for all amounts so paid. Not-with-standing anything in this Section 1.06(a) to the contrary, in the event the Mortgagor may lawfully pay any of such taxes, assess-ments, water rates, sewer rents or other charges in in-stallments, the Mortgagor shall not be deemed to be in default hereunder as a result of electing to make such installment payments, provided
(i) the Mortgagor shall take all actions required to obtain the right to make such payments in install-ments and (ii) payment of such amounts in in-stallments shall not result in any additional charge, fee or penalty. In the event that any such taxes, as-sess-ments, water rates, sewer rents or other charges are customarily billed in installments by the taxing authority, munici-pal govern-ment or utility company, as the case may be, the Mortgagor shall not be deemed to be in default hereunder if all such amounts are paid in accordance with such installment bills.

     (b) Nothing in this Section 1.06 shall require the payment or discharge of any obligation imposed upon the Mortgagor by subsection (a) of this Section 1.06 so long as the Mortgagor shall in good faith and at its own expense contest the same or the validity thereof by appropriate legal proceedings, which pro-ceedings must operate to prevent the collection thereof or other realization thereon and the sale or forfeiture of the Mortgaged Property or any part thereof to satisfy the same; provided that during such contest the Mortgagor shall, at the option of the Mortgagee, either deposit in escrow with the Mortgagee the amount of such contested payment or post a bond in the amount of such contested payment to provide security to the Mortgagee, assur-ing the discharge of the Mortgagor's obligation thereunder and of any additional interest charge, penalty or expense arising from or incurred as a result of such contest; and provided, further, that if, at any time, payment of any obligation imposed upon the Mortgagor by subsection (a) of this Section 1.06 shall become neces-sary to prevent a lien foreclosure sale of the Mortgaged Property or any portion thereof because of non-payment, then Mortgagor shall pay the same in sufficient time to prevent such foreclosure sale.
Section 1.7 Mechanics' and Other Liens. The Mortgagor shall pay, from time to time when the same shall become due, all lawful claims and demands of mechan-ics, materialmen, laborers, and others which, if unpaid, might result in, or permit the creation of, a lien on the Mortgaged Property or any part thereof, or on the revenues, rents, issues, income or profits arising therefrom and, in general, the Mortgagor shall do, or cause to be done, at the cost of the Mortgagor and without ex-pense to the Mortgagee, everything necessary to fully preserve the lien of this Mortgage. In the event the Mortgagor fails to make payment of such claims and demands, the Mortgagee may, but shall not be obligated to, make payment thereof, and the Mortgagor shall, on demand, reimburse the Mortgagee for all sums so expended. Notwithstanding anything to the contrary contained in this Section 1.07, the Mortgagor may post a bond in lieu of pay-ment of any such claims or demands, provided (a) the Mortgagor shall be contesting such claim or demand in good faith, and (b) the bond shall prevent the creation (or shall effect the satis-faction and removal) of any lien upon the Premises and the Mort-gaged Property.

Section 1.8 Condemnation Awards. The Mortgagor, promptly upon obtaining knowledge of the institu-tion of any proceeding for the condemnation of the Premises or any portion thereof, shall notify the Mortgagee of the pendency of such pro-ceeding. The Mortgagee may participate in any such proceeding and the Mortgagor from time to time shall deliver to the Mortgagee all instruments requested by the Mortgagee to permit such participation. All awards and compensation for the taking or purchase in lieu of condemnation of the Premises or any part thereof are hereby as-signed to and shall be paid to the Mort-gagee.
     The Mortgagor hereby authorizes the Mortgagee to collect and re-ceive such awards and compensation, to give proper receipts and acquittances therefor, and in the Mortgagee's sole discretion shall apply the same toward the payment of the Indebtedness, not-withstanding the fact that the Indebtedness may not then be due and payable, or to the restoration of the Premises provided, however, that so long as: (i) there has occurred no Event of Default which remains uncured after the expiration of applicable notice, grace and cure periods or Incipient Default hereunder, and (ii) the Mortgagee determines that such taking will not have a materially adverse impact upon the size or configuration of the Premises and that restoration of the Premises is physically and economically feasible, then the Mortgagee shall apply such award or compensation received by the Mortgagee hereunder to be used for the restoration of the Premises. In the event that any portion of the condemnation award or compensation shall be used to reduce the Indebtedness, the same shall be applied to the then unpaid installments of principal due under the Note in the inverse order of their maturity, such that the regular pay-ments under the Note shall not be reduced or altered in any man-ner. No prepayment premium or charge shall be payable in connec-tion with a prepay-ment made from proceeds of a condemnation. The Mortgagor, upon request by the Mortgagee, shall make, execute and deliver any and all instruments requested for the purpose of con-firming the as-signment of the aforesaid awards and compensation to the Mort-gagee free and clear of any liens, charges or encum-brances of any kind or nature whatsoever. The Mortgagee shall not be limited to the interest paid on the proceeds of any award or compensation, but shall be entitled to the payment by the Mortgagor of interest at the applicable rate provided for in the Note.

Section 1.9 Mortgage Authorized. The Mortgagor hereby warrants and represents that: (a) the execution and delivery of this Mortgage and the Note have been duly authorized and that there is no provision in its certificate of incorpora-tion or by-laws, or any amend-ments thereto, or in any agreement to which the Mortgagor is a party or by which its assets are bound, re-quiring further consent for such action by any other entity or person; (b) it is duly organ-ized, validly existing and in good stand-ing under the laws of Commonwealth of Pennsylvania; (c) it has all necessary licenses, authoriza-tions, registrations and approvals and full power and author-ity to own its properties and carry on its business as presently conducted; and (d) the execu-tion and delivery by and performance of its obligations under this Mort-gage and the Loan Documents will not result in the Mortgagor being in default under any provision of its certificate of incorporation or by-laws, or any amendments thereto, or of any mortgage, loan, credit or other agreement to
which  the   Mortgagor  is  a  party.

Section 1.10 Costs of Defending and Upholding the Lien. If any action or proceeding is commenced to which action or proceeding the Mortgagee is made a party or in which it be-comes necessary to defend or uphold the lien of this Mortgage, the Mortgagor shall, on demand, reimburse the Mortgagee for all reasonable expenses (including, without limitation, reasonable attorneys' fees and reasonable appellate attorneys' fees) in-curred by the Mortgagee in any such action or proceeding. In any action or proceeding to foreclose this Mortgage or to recover or collect the Indebtedness, the provisions of the law relating to the re-covering of costs, disbursements and allowances shall prevail unaffected by this covenant.

Section 1.11 Additional Advances and Disbursements. Subject to Mortgagor's rights under Section 1.07, the Mortgagor shall pay when due all payments and charges on all liens, encum-brances, ground and other leases, and security interests which may be or become superior or inferior to the lien of this
Mort-gage, and, in default thereof, the Mortgagee shall have the right, but shall not be obligated, to pay, upon notice to Mortgagor, such payments and charges and the Mortgagor shall, on demand, reimburse the Mortgagee for amounts so paid. Notwith-stand-ing the foregoing, the Mortgagee's failure to give notice of payment to the Mortgagor shall not impair any of the Mortgagee's rights un-der this Mortgage including, without limitation, the right to make such payment, and shall not affect the Mortgagor's obliga-tion to reimburse the Mortgagee, on demand for the amounts paid by the Mortgagee, together with interest at the Default In-ter-est Rate (hereinafter defined) from the date such sum is ad-vanced or ex-pense is incurred by the Mortgagee. In addition, upon default of the Mortgagor in the performance of any other terms, covenants, conditions or obliga-tions to be performed by Mortgagor under any such prior or subordinate lien, encumbrance, lease or security interest, the Mortgagee shall have the right, but shall not be obligated, to cure such default in the name and on behalf of the Mortgagor provided that Mortgagee has given to Mortgagor five
(5) days prior notice thereof. All sums ad-vanced and reasonable expenses incurred at any time by the Mortgagee pursuant to this Section 1.11 or as other-wise provided under the terms and provi-sions of this Mort-gage or under applica-ble law shall bear inter-est from the date that such sum is ad-vanced or expense in-curred, to and including the date of reim-bursement, computed at a rate (the "Default Inter-est Rate") equal to five percent (5%) per annum in ex-cess of the Interest Rate (as such term is defined in the Note), subject to the provisions set forth in the Note. The Mortgagor agrees that any such charge shall not be deemed to be additional inter-est or a penalty, but shall be deemed to be liquidated dam-ages because of the diffi-culty in com-puting the actual amount of dam-ages in ad-vance, and all such ad-vances or disbursements to-gether with in-terest thereon as pro-vided in this Section 1.11 shall be secured by the lien of this Mortgage.

Section 1.12 Costs of Enforcement. The Mortgagor shall pay all reasonable expenses (including reason-able attor-neys' fees and reasonable appellate attorneys' fees) of or inci-dental to the enforcement of any provision hereof, or the en-force-ment, compromise or settlement of this Mortgage or the Indebted-ness, and for the curing thereof, or for defending or asserting the rights and claims of the Mortgagee in respect thereof, by litigation or otherwise. To the extent permitted by law, all rights and remedies of the Mortga-gee shall be cumulative and may be exercised singly or concur-rently. Notwithstanding anything herein contained to the con-trary, the Mortgagor, to the extent permitted by law: (a) HEREBY WAIVES TRIAL BY JURY IN ANY PROCEED-ING
     IN CONNECTION WITH THIS MORTGAGE OR THE INDEBTEDNESS OR ANY OF THE LOAN DOCUMENTS; (b) will not (i) at any time insist upon, or plead, or in any manner what-ever claim or take any bene-fit or advantage of any stay or exten-sion or moratorium law, any exemp-tion from execution or sale of the Mortgaged Property or any part thereof, wherever enacted, now or at any time hereafter in force, which may affect the covenants and terms of performance of this Mortgage, nor
(ii) claim, take or insist upon any benefit or ad-vantage of any law now or here-after in force providing for the valuation or appraisal of the Mortgaged Property, or any part thereof, prior to any sale or sales thereof which may be made pursuant to any provision herein, or pursuant to the decree, judg-ment or order of any court of com-petent jurisdiction, nor (iii) after any such sale or sales, claim or exercise any right under any statute heretofore or here-after enacted to redeem the pro-perty so sold or any part thereof; (c) hereby expressly waives all benefit or advantage of any such law or laws; and (d) cove-nants not to hinder, delay or impede the execution of any power herein granted or delegated to the Mort-gagee, but to suffer and permit the execution of every power herein granted as though no such law or laws had been made or enacted. The Mortgagor, for itself and all who may claim under it, waives, to the extent that it lawfully may, all right to have the Mortgaged Pro-perty marshaled upon any foreclosure hereof.

     THE MORTGAGOR ACKNOWLEDGES THAT IT HAS BEEN REPRE-SENTED BY COUNSEL IN CONNECTION WITH THE EXECUTION AND DELIVERY OF THIS MORTGAGE AND THAT IT UNDERSTANDS THE PRECEDING PROVISION WHICH CONTAINS WAIVERS BY MORTGAGOR OF CERTAIN RIGHTS AND REMEDIES.

Section 1.13 Taxes on the Mortgagee. The Mortgagor shall pay any and all taxes, charges, filing, registration and recording fees, excises and levies imposed upon the Mortgagee by reason of its ownership of the Note or the security created by this Mortgage or any mortgage supplemental hereto, any security instrument with respect to any fixtures or personal property owned by the Mortgagor at the Premises and any instrument of fur-ther assurance, other than income, franchise and doing business taxes, and shall pay all stamp taxes and other taxes required to be paid on the Note. In the event the Mortgagor fails to make such payment within five (5) days after written notice thereof from the Mortgagee, then the Mortgagee shall have the right, but shall not be obligated, to pay the amount due, and the Mortgagor shall, on demand, reimburse the Mortgagee for said amount.

Section 1.14 Escrow Deposits. Upon the occurrence of an Event of Default (hereinafter defined) and if the Mortgagor is not otherwise making such payments to the Mortgagee under this Mortgage, the Mort-gagee, at its option, may require that the Mortgagor deposit with the Mortgagee, monthly, one-twelfth (1/12th) of the annual charges for insurance premiums, real estate and personal property taxes, assessments, water, sewer and other charges which might become a lien upon the Mortgaged Property and the Mortgagor shall, accordingly, make such de-posits. In addi-tion, if required by the Mortgagee, the Mortgagor shall simul-taneously therewith deposit with the Mortgagee a sum of money which to-gether with the monthly installments aforemen-tioned will be suf-ficient to make each of the payments aforemen-tioned at least thirty (30) days prior to the date such payments are due. Should said charges not be ascertainable at the time any deposit is re-quired to be made with the Mortgagee, the de-posit shall be made on the basis of the Mortgagee's estimate of the charges for the current year or, at the Mortgagee's election, on the basis of the charges for the prior year, and when the charges are fixed for the then current year, the Mortgagor shall deposit any de-ficiency with the Mortgagee. All funds so de-posited with the Mortgagee shall be held by it without interest, may be commingled by the Mortgagee with its general funds and, may be applied in payment of the charges for which such funds shall have been deposited or to the payment of the Indebtedness or any other charges affecting the security of the Mortgagee, as the Mortgagee sees reasonably fit, but no such application shall be deemed to have been made by operation of law or other-wise un-til actually made by the Mortgagee as herein provided. If de-posits are being made with the Mortgagee, the Mortgagor shall furnish the Mort-gagee with bills for the charges for which such deposits are required to be made hereunder and/or such other documents necessary for the payment of same, at least fifteen (15) days prior to the date on which the charges first become payable. In the event the Mortgagor fails to pay any such amount, the Mort-gagee may, but shall not be obligated to, make payment thereof, and the Mortgagor shall, on demand, reimburse the Mort-gagee for all sums so expended.

Section 1.15 Late Charges. In the event the Mortgagor fails to pay any amount of principal and/or interest under the Note or any other amounts required thereunder or under the Loan Documents for five (5) days after such payment becomes due, whether by acceler-ation or otherwise, the Mortgagee may, at its option, whether immediately or at the time of final payment of the amounts secured by this Mortgage, impose on demand a delin-quency charge equal to the greater of:

     (a) the Default Interest Rate, computed from the original due date to the date of receipt of such payment by Mortgagee in good funds, or

     (b) five percent (5%) of the amount of such past due payment notwith-standing the date on which such payment is actually paid to Mortgagee; provided, however, that if any such delinquency charge under subsections (a) or
(b) hereof is in excess of the amount permitted to be charged to the Mortgagor under applicable law, the Mortgagee shall be en-titled to collect a delinquency charge at the highest rate permitted by such law.

Until any and all such delinquency charges are paid in full, the amount thereof shall be added to the Indebtedness owing by the Mortgagor to the Mortgagee and shall be secured by this Mortgage and any other collateral held by the Mortgagee to secure such Indebtedness. The Mortgagor agrees that any such delinquency charges shall not be deemed to be additional interest or a penalty, but shall be deemed to be liquidated damages because of the difficulty in computing the actual amount of damages in ad-vance.

Section  1.16          Financial  Statements.

(1) The Mortgagor hereby represents and warrants that the finan-cial statements heretofore delivered by the Mortgagor and the Guarantors were true and correct as of the date thereof and that there has been no ma-terial adverse change in the finan-cial condition of the Mortgagor or any of the Guarantors since that date.

(2)          During  the  term  of  this  Mortgage,  the  Mortgagor  shall:

     (i) furnish to the Mort-gagee quarterly itemized cost basis operating statements for the Facil-ity reflecting profit and loss and including a balance sheet for the Facility within forty-five (45) days after the end of each fiscal quarter plus annual oper-ating and financial statements within ninety (90) days of the end of the period covered by such statement;

     (ii) furnish to the Mortgagee copies of the quarterly financial statements for the Mortgagor for all fiscal quarters within forty-five (45) days after the end of each fiscal quarter;

     (iii) furnish to the Mortgagee copies of the annual audited financial statements for the Mortgagor for all fiscal years within ninety (90) days after the end of each fiscal year;

     (iv) furnish to the Mortgagee copies of the annual federal tax return filed by the Mortgagor within thirty (30) days of the date of filing thereof;

     (v) provide and cause CoreCare to provide, directly or indirectly, to the Mortgagee copies of its quarterly financial statements for each fiscal quarter during the term of this Mortgage, no later than forty-five (45) days after the end of each such fiscal quarter;

     (vi) provide and cause CoreCare to provide, directly or indirectly, to the Mortgagee copies of its financial statements for all fiscal years ending within the term of this Mortgage, no more than ninety (90) days after the end of the each such fiscal year;

     (vii) provide and cause Fleming and DiOttavio to provide, directly or indirectly, to the Mortgagee, copies of their respective annual personal financial statements for all fiscal years ending within the term of this Mortgage within sixty (60) days after the end of each fiscal year; and

     (viii) provide and cause the Guarantors to provide directly or indirectly to the Mortgagee, copies of their respective annual federal tax returns within thirty (30) days of the date of filing thereof.

All such financial statements shall be pre-pared, in ac-cordance with generally ac-cepted accounting prin-ci-ples, consis-tently applied (AGAAP@) and, in the case of such an-nual financial state-ments, shall be audited and accompanied within ninety (90) days after the applicable statement period by a report containing no material qualifications of an inde-pendent certi-fied public ac-countant satisfactory to the Mort-gagee. All quarterly and annual financial statements of the Mortgagor and the Guarantors shall include balance sheets, statements  of  income  and expenses and statements of cash flow.  The financial statements of the Mortgagor shall include calculations of Cash Flow and Debt Service (as those terms are defined in Section 1.17 hereof). The Mortgagor shall per-mit the Mort-gagee to examine in the city where the Mortgagor's main office is located, or at the Premises (at the option of the Mortgagee), such re-cords, books and papers of the Mortgagor which reflect upon the financial condition of the Mortgagor and the income and expense relative to the Premises, and the busi-ness conducted thereon. All finan-cial state-ments of the
Mortgagor and the Guarantors shall be de-livered in duplicate, and, at the Mortga-gee's option, shall be accom-panied by the certificate of the chief financial or account-ing officer of the Mortgagor or of CoreCare, dated within five (5) days of the delivery of such statements to the Mort-gagee, stating that to the best of his knowledge, such financial statements are true, complete and correct and that he knows of no Event of Default or Incipient Default, which has occurred and is contin-u-ing, or if such Event of Default or Incipient Default has occurred is continuing, specifying the nature and period of existence thereof and what action the Mortgagor has taken or proposes to take with respect thereto, and, except as otherwise specified, stating that to the best of his knowledge, the Mortgagor and the Guarantors have fulfilled all of their respective obli-gations under the Loan Documents which are required to be ful-filled on or prior to the date of such certificate. The Mortgagee may re-quire such finan-cial and operating statements more fre-quently if the Mortgagee determines in its reasonable discre-tion, that the operating performance of the Facility or the re-pay-ment of the Indebtedness is not progressing in a satisfac-tory manner in the Mortgagee's reason-able judgment and the Mortgagor shall comply with such require-ment within thirty (30) days after being so noti-fied.

(3) The Mortgagor shall furnish to the Mortgagee copies of all Form 10-Ks, 10-Qs and Form 8-Ks filed by CoreCare with the United States Securities and Exchange Commission (ASEC@). Copies of all such filings with the SEC shall be delivered to the Mortgagee within thirty (30) days after such filing with the SEC.

Section 1.17 Restrictive Covenants. (a) The Mortgagor shall not amend, modify or terminate any existing lease or enter into any other lease or sublease of the Premises (or a portion thereof) without the prior written consent of the Mort-gagee which consent shall not be unreasonably withheld pro-vided that:
(i) any such amendments to any existing lease in-volve provisions which the Mortgagee determines in its reasonable dis-cretion, to be no less favorable than the provisions previously in effect, including, for purposes of example but not limita-tion, amendments which do not decrease the lease term or the amount of rent payable under such lease; and, (ii) the Mortgagee in its reasonable discretion, determines that such amendment will not materially adversely affect or impair the value of the Mortgaged Property, the lien of the Mortgage or any other security given to the Mort-gagee for repay-ment of the obligation evidenced by the Loan Documents or impair the ability of the Mortgagee to be re-paid in full by the Maturity Date (as defined in the Note); (b) without the prior written consent of the Mortgagee, the Mortgagor shall not: (i) execute any condi-tional bill of sale, chattel mortgage, se-curity agreement or other security instru-ments covering any fur-niture, furnishings, fixtures and equip-ment, intended to be in-corporated in the Prem-ises or the ap-purtenances thereto, or covering ar-ticles of per-sonal property placed in the Premises, or purchase any of such furniture, furnishings, fixtures and equip-ment so that ownership of the same will not vest unconditionally in the Mortgagor, free from encum-brances on delivery to the Pre-mises, except for Permitted Security Interests; (ii) execute or permit to exist any lease of all or substantially all of the Premises; (iii) further assign the rents affecting the Premises; (iv) except as otherwise permitted hereunder, sell, trans-fer, convey or assign any interest in the Mortgaged Property or any part there-of, nor sell, convey or transfer or permit the sale, conveyance or transfer, whether directly or indirectly, of more than twenty-five percent (25%) of the legal, equitable or beneficial interest in, the Mortgagor either di-rectly or indi-rectly, except sales or transfers to entities which are affiliated with Mortgagor shall be permitted so long as the transferee assumes all of the Mortga-gor's obligations under the Loan Documents and the Mortgagor and the Guarantors are not re-leased from their respective obligations under the Loan Docu-ments; and (v) permit any sale by the Mortgagor or CoreCare of substan-tially all of their respective assets, or permit a material change in the ownership of the equity interest of the Mortgagor (for purposes of subsection 1.17(b)(v), a material change shall mean a change in more than twenty-five percent (25%) of such ownership interest of the Mortgagor, in the aggregate over the term of the Loan).

     (c) At the end of each calendar quarter throughout the term of the Loan (hereinafter defined), the Mortgagor shall have maintained a Debt Service Coverage Ratio (hereinafter defined) of at least 2.5 to 1.0. For purposes of this Mortgage, "Debt Service Coverage Ratio" shall mean the ratio of (i) Cash Flow (herein-after defined) determined as set forth below to (ii) Debt Service (hereinafter de-fined).

     For purposes of this Mortgage, "Cash Flow" shall mean, for any given accounting period, the aggregate income from operations of the Mortgagor (as determined in accordance with GAAP) plus amortization, depreciation, interest expense and income taxes. In no in-stance will any capital expenditure or extraordinary income (payments for the receivables under the Factoring Agreement shall not be deemed to be extraordinary income and shall be deemed to be income for Cash Flow purposes) be accounted for in deter-mining Cash Flow. For purposes of this Mortgage, "Debt Service" shall mean, for any given period, all regularly scheduled principal and interest payments due under the Loan and any other debts permitted pursuant to the terms of the Loan Documents or otherwise
permitted  in  writing  by  the  Mortgagee.    Amounts  owed  or  payable  to
Healthpartners under the Factoring Agreement shall not be deemed to be debt for the purposes hereof only to the extent such amounts are not characterized as debt on the financial statements of the Mortgagor.

     (d) In addition to the Debt Service Coverage Ratio required under Section 1.17(c) hereof, at the end of each calendar quarter throughout the term of the Loan, the Mortgagor shall have maintained, a Supplemental Debt Service Ratio (hereinafter defined) of at least 2.0 to 1.0. For purposes of this Mortgage, ASupplemental Debt Service Coverage Ratio@ shall mean the ratio of (i) Cash Flow (as defined in Section 1.17(c) above) to (ii) Debt Service (as defined in
Section 1.17(c) above) plus the amount of management fees or other amounts due or payable by the Mortgagor under any management agreement.

     (e) At the end of each calendar quarter throughout the term of the Loan, the Mortgagor shall have maintained a ratio of Current Assets (as determined in accordance with GAAP) to Current Liabilities (as determined in accordance with
GAAP) of 2.0 to 1.0. For purposes of this Section 1.17(e), amounts due from the shareholders of the Mortgagor, the Guarantors, the shareholders of CoreCare and/or entities owned, controlled by or under common control or ownership by the Guarantors or the Mortgagor, shall be excluded from the calculation of Current Assets.

Section 1.18 Estoppel Certificates. The Mortgagor shall, within ten (10) business days upon request, furnish to the Mortgagee a written statement, duly acknowledged, setting forth the amount due on this Mortgage, the terms of payment and Maturity Date of the Note, the date to which interest has been paid, whether any offsets or defenses exist against the Indebtedness and, if any are alleged to exist, the nature thereof shall be set forth in detail provided, however, that the failure of the Mortgagor to set forth in such written statement any such offsets or defenses shall not be deemed to be a waiver by the Mortgagor of such offset or defense.

Section 1.19 Lease Securities. Lease securities of tenants of the Premises, if any, shall not be commingled with any other funds of the Mortgagor.
Within ten (10) days after written request by the Mortgagee, the Mortgagor, shall furnish to the Mortgagee satisfactory evidence of compliance with this Sec-tion 1.19 together with a statement of all lease securities de-posited by any such tenant and copies of all leases not thereto-fore de-livered to the Mortgagee, certified by the Mortgagor.

Section 1.20 Assignment of Rents, Issues and Profits. The Mortgagor, hereby assigns to the Mortgagee, as further secu-rity for the payment of the
Indebtedness, the rents, issues and profits of the Premises, together with all leases and other documents evidencing such rents, issues and profits and any lease guarantees, now or here-after in effect and any and all deposits held as security under said leases, and shall, upon demand, deliver to the Mortgagee a true and correct copy of such lease or other docu-ment. Nothing contained in this Section shall be con-strued to bind the Mort-gagee to the perfor-mance of any of the covenants, conditions or provisions contained in any such lease, or other document or otherwise to impose any obligation on the Mortgagee (including, without limi-tation, any liability under the covenant of quiet enjoyment contained in any lease or in any law of the Commonwealth of Pennsylvania in the event that any tenant shall have been joined as a party defendant in any action to foreclose thereby of all right, title and inter-est and equity of redemption in the Premises), except that the Mortgagee shall be accountable for any money actually received pursuant to such assignment. Upon the occurrence of the Event of Default, the Mortgagor hereby further grants to the Mortgagee the right, subject to applicable law (a) to enter upon and take possession of the Premises for the purpose of collecting the said rents, issues and profits, (b) to dispossess by the usual summary pro-ceedings any tenant defaulting in the payment to the Mort-gagee, (c) to let the Premises, or any part thereof, and (d) to apply said rents, issues and profits, after payment of all necessary charges and expenses, on account of the Indebtedness. Such assign-ment and grant shall continue in effect until the In-debted-ness is paid, the execution of this Mortgage constituting and evidencing the irrevocable consent of the Mortgagor to the entry upon and taking possession of the Premises by the Mortgagee pur-suant to such grant, whether foreclosure has been instituted or not and without applying for a receiver. To the extent the provisions of this Section 1.20 conflict with the provisions of the Assignment of Leases, the provisions of the Assignment of Leases shall govern.

Section 1.21 Indemnity Against Liens. The Mortgagor shall indem-nify and hold harmless the Mortgagee from and against any loss or lia-bility, cost, or expense, including, without limi-tation, any judgments, attorneys' fees, costs of appeal bonds and printing costs, arising out of or relating to any proceeding instituted by any person claiming a statutory or equitable lien of any kind against the Premises.

Section 1.22 Waiver of Homestead and Other Exemp-tions. To the extent lawfully permitted, the Mortgagor hereby waives all rights to any homestead or other exemption to which the Mortgagor would otherwise be entitled under any present or future constitu-tional, statutory, or other provision of Pennsylvania- or federal law.

Section 1.23 Restrictions on Additional Debt and Encumbrances. Except for the Senior Loan, the Permitted Security Interests and Permitted Liens, the en-tire Indebtedness, at the option of the Mortgagee, will become imme-diately due and payable upon the creation, filing or record-ing of any mortgage, lien, encumbrance or other security interest on the Mortgaged Property or any part thereof in connection with any other financing by the Mortgagor or in the event that Mortgagor incurs any additional debt obligations (except for obligations relating to Permitted Security Interests) with respect to, or in connection with, its ownership and operation of the Facility (including, without limitation, any contingent or guarantor liability) unless the prior written
consent  of  the  Mortgagee  is  obtained.    Notwithstanding the foregoing, the
Mortgagor shall have the right (which can be exercised one or more times) to replace, refinance or restructure the Factoring Agreement by using the Factoring
     Agreement Collateral as security therefor. Although the Loan is not intended to be secured by the Factoring Agreement Collateral, the Mortgagee agrees to execute, at the Mortgagor=s expense, any documents reasonably requested by the Mortgagor or any lender lending against the Factoring Agreement Collateral verifying that the Mortgagee claims no security interest in the Factoring Agreement Collateral. Nothing herein, however, shall authorize or permit the Mortgagor to use the Factoring Agreement Collateral to secure any financing in an amount greater than the maximum amount presently provided for under the Factoring Agreement.---

Section 1.24 Management of the Facility; Compliance with Laws. (a) Except as permitted by Section 1.26 of this Mortgage, the Mortgagor shall continuously use and operate the Facility as a thirty-two (32) bed residential psychiatric treatment facility for children and adolescents with related or accessory uses now or hereafter customary in connection therewith (the "Permitted Use"). The Mortgagor shall main-tain the Facil-ity so that the same are and shall continue to be eligible to receive all federal, state and local Medicare and/or Medicaid payments and reimburse-ments to the extent applicable.

     (b) The Mortgagor hereby re-presents and warrants that the Mortgagor is in com-pliance with and will continue to comply with (i) all laws and ordi-nances relat-ing to the mainte-nance and use of the Facil-ity --(including, without limitation, all laws and ordinances relating to the use of the Facility for the Permitted Use) and with all require-ments, orders and notices of viola-tions thereof issued by any governmen-tal au-thority, the violation of which would result in the revoca-tion of any federal, state or local government certifi-cate, license, per-mit, authori-zation or ap-proval, or in the im-position of any civil or criminal penalties or would impair the eligibility of the Mortgagor to secure all Medicare and/or Medicaid payments and reimbursements with respect to the Facility, to the extent applicable, and (ii) all other laws and ordinances relat-ing to the mainte-nance and use of the Premises and with all other require-ments, orders and no-tices of violations thereof issued by any govern-mental authority.

     (c) To the extent applicable, the Mortgagor shall procure and main-tain in full force and effect all federal, state and local government certificates, licenses, permits, authoriza-tions and approvals that are neces-sary to operate the Premises for the Per-mitted Use and to en-sure that the Mortgagor is eligible to secure all Medicare and/or Medicaid payments and reimburse-ments with respect to the Facility, to the extent applicable. The Mortgagor shall comply with (i) all such federal, state and local governmental certificates, licenses, permits, authoriza-tions and approvals, the violation of which would result in the revocation of such certificates, licenses, permits, authorization and approvals, or in the imposi-tion of any civil or criminal penal-ties, or would impair the Mortgagor's eligibility to secure all Medicare and/or Medicaid payments and reimburse-ments with respect to the Facility, to the extent applicable, and (ii) -all other feder-al, state and local governmen-tal certifi-cates, licenses, permits, authorizations and appro-vals. The Mortgagor will not knowingly use or permit the Pre-mises or any portion thereof to be used, and will not permit any condition to exist at the Premises, in viola-tion of any cer-tificates, permits, licenses, authoriza-tions or approvals issued and in effect from time to time with respect to the Premises or any portion thereof or in violation of the provi-sions of, or which would wholly or partially invalidate, any in-surance policy in effect with respect to the Premises or any por-tion thereof or of any rules or regula-tions of insurance under-writers, and shall maintain and use the Premises in full compli-ance with all of the fore-going. The Mortgagor shall keep such certificates, permits, licenses, authoriza-tions and appro-vals in full force and effect and will timely pay all fees and other amounts required to be paid in connection there-with.

Section 1.25 Subordination of Distribu-tions and Manage-ment Fees. All distributions, management fees or other compensation or payments payable by the Mortgagor to the share-holders of the Mortgagor, to the Guarantors and/or the shareholders of CoreCare and to entities owned or controlled by the Guarantors shall be subordinate to all payments due under the Loan Docu-ments and all amounts  secured  by  this  Mortgage  and  to  the  lien,  terms, cov-enants and conditions of this Mortgage and any renewal, exten-sion, modification, replace-ment or consoli-da-tion thereof. Notwithstanding anything to the contrary herein-above set forth, provided that no Event of Default or Incipient Default has occurred and is continuing, the Mortgagor may make such dis-tributions and other payments to the shareholders of the Mortgagor, the Guarantors, the shareholders of CoreCare, and to entities owned or controlled by the Guarantors only to the extent that the amount of all such distributions or payments shall be limited to the amount necessary for the Mortgagor to maintain compliance with the Debt Service Coverage Ratio as provided in this Mortgage.

Section 1.26 Ownership, Operation of the Facility and Restrictions on Transfers. The identity of the Mortgagor and the ownership by CoreCare of the Mortgagor are material induce-ments to the Mort-gagee in entering into this Mortgage. Accord-ingly, (a) the Facility shall be owned and operated by the Mortgagor during the entire period during which the Indebted-ness remains outstanding unless the Mort-gagee, in its sole discretion, consents to a sub-stitute opera-tor; (b) except as otherwise expressly permitted hereunder, CoreCare shall re-main the sole shareholder of the Mortgagor during the entire period during which the Indeb-tedness remains outstanding; (c) the entire Indebtedness, at the option of the Mort-gagee, will become imme-diately due and pay-able (i) if more than twenty-five percent (25%) of the ownership inter-est in the Mortga-gor is pledged, hypothecated, levied upon, encum-bered or trans-ferred in any manner without the prior written consent of the Mortgagee, or (ii) if the Mortgaged Property or any part thereof or any inter-est therein is sold, transferred, con-veyed or assigned without the prior written consent of the  Mortgagee.

Section 1.27 Inspection Reports and Renewals. The Mortgagor shall furnish to the Mortgagee within thirty (30) days of issuance: (a) to the extent applicable, all inspec-tion reports and surveys of the Facility conducted for licensure and for Medicare and Medicaid purposes; and (b) evidence certi-fying the renewal of licensing of the Facil-ity for the Permitted Use and by all applicable govern-mental authorities. The Mortgagor shall immediately notify the Mortgagee of any change in the licensing of the Facility upon receipt of notice thereof.

Section 1.28 Use of Proceeds. The proceeds of the Indebtedness evidenced by the Note and secured by this Mortgage (the "Loan") shall be used by the
Mortgagor solely to: (a) provide the Mortgagor with working capital; and (b) pay certain closing and ancillary costs including without limitation, investment banking fees.

Section 1.29 Governmental Consents. With the excep-tion of notices to, or, where required, the consent of state health authorities (which notices have been given or which consents have been obtained), no prior consent, approval or authorization of, registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local govern-mental or public authority or agency is required for (a) the valid execution and delivery of this Mortgage by the Mortgagor and (b) if applicable, the receipt of Medicare and
Medicaid  payments  and  reimbursements  by  the  Mortgagor.

Section 1.30 Compliance with Laws. The Mortgagor holds free from any burdensome re-stric-tions or conflicts with the rights of others, all licenses, permits, certifi-cates, authoriza-tions and approvals neces-sary for the operation of the Facility for the Permitted Use. To the best of the Mortgagor=s knowledge, the Facil-ity and the operation and use thereof are in compliance with (a) all applicable municipal, county, state and federal laws, regula-tions, ordin-ances, standards and orders including without limitation, the Americans with Disabilities Act, 42 U.S.C. '' 12101-12213 (the AADA@), and with all applic-able municipal, health, building and zoning laws and regulations (in-cluding, without limitation, health care laws and the fire safety code), the violation of which would re-sult in the revoca-tion of any federal, state or local, govern-mental certificate, license, permit, authorization or approval, or in the imposition of any civil or criminal penalties or would impair the Mortgagor's elig-ibility to secure all Medicare and/or Medicaid payments and reimbursements with respect to the Facili-ty to the extent applicable, and (b) all other laws, regula-tions, or-dinances, standards and orders and with all applicable and munici-pal, health, building and zoning laws and re-gulations (including, without limitation, health care laws and fire safety code). There is no action pend-ing or recommended by the appro-priate state or federal agency having jurisdiction thereof, either to revoke, withdraw or sus-pend any license to operate the Facility.

Section 1.31 Governmental Work Orders. There is no outstanding material de-ficiencies or work orders of any author-ity having jurisdiction over the Facil-ity requir-ing conformity to any applicable statute, regulation, ordinance or by-law pertaining to the type of Facility presently being oper-ated on the Premises, including but not limited to the Medi-care and Medicaid programs.

Section 1.32 Compliance with Law re: Fixtures and Furnishings. Mortgagor has not received any notice of any material claim require-ment or demand of any licensing or certifying agency supervis-ing or having authority over the Premises to rework or redesign the Facility or to provide addi-tional furni-ture, fixtures, equip-ment or inventory so as to con-form to or comply with any existing law, code or standard including without limitation, the ADA.

Section 1.33 Environmental Protection and Indemnifi-cation. (a) The Mortgagor represents and covenants that to the best of the Mortgagor=s knowledge, and except as disclosed on that certain Phase I Environmental Site Assessment of the Premises dated May, 1996 prepared by Keating Environmental Management, Inc. (the AAssessment Report@): (i) the Premises are presently and have been at all times free of unlawful contam-ination from any sub-stance or mate-rial presently identified to be toxic or hazardous according to any federal, state, local or mun-icipal law, statute, ordinance, regulation, directive or order of any applicable govern-mental entity relating to the physical or environmental condition of the Premises, including, without limitation, 42 U.S.C. Section 9601, et. seq., as amended (col-lectively, the "Environmental Laws") including, without limita-tion, any asbes-tos, polychlorinated biphenyls, radio-active substance, methane, volatile hydrocarbons, in-dustrial sol-vents or any other material or sub-stance which has in the past or could presently or at any time in the future pose, cause or consti-tute a health, safety or hazard to the environ-ment, public health, any person or property; (ii) the Mortgagor has not caused or suf-fered to occur, and the Mortgagor will not hereafter cause or suffer to occur, an unlawful dis-charge, disposal, spil-lage, loss, seepage or filtration of oil or petro-leum, chemical liquids or solids, liquid or gaseous prod-ucts, hazardous waste, hazardous substance or material (a "Spill") at, upon, under or within the Premises, or any portion thereof or any contiguous real estate; (iii) neither the Mortgagor nor, to the best of the Mortgagor's knowledge, any other party has been, is or will be in-volved in operations at or near the Premises which violate the Environ-mental Laws and which could lead to the imposition on the
 Mortgagor or any other owner or occupier of the Premises of liability or the creation of a lien on the Premises or any portion thereof, under the Environmental Laws and (iv) the Mortgagor shall dispose of any hazar-dous or toxic (including without limitation, medical and radioactive wastes) substances (as defined in the Environmen-tal Laws) in accordance with the Envi-ronmental Laws;

     (b) The Mortgagor shall comply strictly and in all respects with the require-ments of the Environmental Laws and re-lated regulations and shall notify the Mortgagee promptly in the event of any Spill upon the Premis-es or any portion thereof, and shall promptly forward to the Mortgagee copies of all orders, notices, permits, applica-tions or other communications and re-ports in connection with any such Spill or any other matters relating to the Environmental Laws, as they may affect the Premises or any portion thereof;

     (c) In the event the Mortgagee, in the exercise of its reasonable judgment, based upon its information and belief that there have occurred changes in the physical condition of the Premises or the surrounding area or in the Environmental Law, determines that an environmental site assessment or environmental audit report is warranted, the Mortgagor, promptly upon the written request of the Mortgagee from time to time, shall provide the Mortgagee with an environmental site assessment or environmental audit report, or an update of such an assessment or report, all in scope, form and content reasonably sat-isfactory to the Mortgagee;

     (d) The Mortgagor shall indemnify and hold harmless the Mortgagee from and against all loss, liability, damage and expense, including reasonable attorney's fees, suf-fered or in-curred by the Mortgagee, whether as holder of this Mortgage, as mortgagee in possession or as successor in interest to the
 Mortgagor as owner of the Premises or any portion thereof by virtue of foreclosure or acceptance of a deed in lieu of foreclosure (i) under or on account of the Environmental Laws, including the assertion of any lien there-under; (ii) with respect to any Spill affecting the Premises or any portion thereof whether or not the same orig-inates or emanates from the Premises or any portion thereof or any such contiguous real estate, including any loss of value of the Premises as a result of a Spill; and (iii) with respect to any other matter affecting the Premises or any portion thereof or any portion thereof within the juris-diction of the Environmental Protection Agency of the United States of America or any similar agency or department of the Commonwealth of Pennsylvania. The term "Mort-gagee" shall include any assignee or designee of Mortgagee which becomes the owner of the Premises or any portion thereof.

     (e) In the event of any Spill affecting the Premises, whether or not the same originates or emanates from the Premises or any portion thereof or any contiguous real estate, and/or if the Mortgagor shall fail to comply with any of the requirements of the Environmental Laws or related regulations, the Mortgagee may at its elec-tion, but without the obligation so to do, cause such work to be performed at the Premises and/or take any and all other actions as the Mortgagee shall deem reasonably necessary or advisable in order to remedy said Spill or cure said failure of compliance, and any amounts paid as a result thereof, together with interest thereon at the Default Interest Rate from the date of payment by the Mortgagee, shall be immediately due and payable by the Mortgagor to the Mortgagee and until paid shall be added to and become a part of the Indebtedness and shall have the benefit of the lien hereby created as a part thereof.

     (f) All future leases or concession agreements at the Premises shall contain a provision prohibiting the deposit, stor-age, disposal, dumping, injecting, spilling, leaking or other placement or release by any tenant at, upon or in the Premises of a hazardous or toxic waste or material except in compliance with the Environmental Laws.

     (g) The Mortgagor has obtained all permits, li-censes, and other authorizations that are required under the Environ-mental Laws to operate the Facility for the Permitted Use. Mortgagor has no knowl-edge of any violation by the Mort-ga-gor or any other party of the Environ-mental Laws with respect to the Premises.

     (h) The Mortgagor has no knowledge or information that the Mortgagor is or may be potentially responsible or liable for any environmental cleanup, removal, remedial action, or corrective action under the Environmental Laws. The Mortgagor (i) has not been demanded, ordered, required, or requested to under-take, (ii) has not under-taken, and (iii) does not have knowledge of any facts or circum-stances that might give rise to a demand, order, require-ment, or request to undertake, any test, investiga-tion, assess-ment, exami-nation, treatment, or restoration with respect to any Spill on any real prop-erty now or in the past owned, leased or used by or on behalf of the Mortgagor including without limitation the Premises.

     (i) The Mortgagor has disclosed to the Mortgagee all informa-tion of which the Mortgagor has knowledge regarding any violation or alleged violation by the Mortgagor of the Environ-mental Laws with respect to any property now or in the past owned, leased or used by or on behalf of the Mortgagor.

     (j) The provisions of this Section 1.33 shall survive the repayment of the Indebtedness and the satisfaction of this Mortgage.

Section 1.34 Subordination of the Mortgagor's Debt to the Guarantors. The Mortgagor shall cause the Guarantors to render all indebtedness of the Mortgagor to the Guarantors to be subordi-nated and junior in right of payment and performance to the prior pay-ment in full of all amounts owed to the Mortgagee under the Loan Documents and to the complete performance by the Mortgagor of all obligations to the Mortgagee under the Loan Docu-ments. Notwith-standing anything to the con-trary hereinabove set forth, provided that no Event of Default or Incipient Default has occurred and is continuing, the Mortgagor may continue to pay to the Guarantors any payments owed by the Mortga-gor to the Guarantors in connec-tion with any such in-debted-ness.

Section 1.35 Loan Brokerage. The Mortgagor shall in-demnify, defend and hold harmless the Mortgagee against loss or damage suffered by the Mortgagee as a result of any claim by any person or entity for any brokerage commission, finder's fee, or other similar fee alleged to be due as a result of the Loan based upon the actions of the Mortgagor, the Guarantors or their respective affiliates.

Section 1.36 Limitation on Management Agreement Fees. The Mortgagor shall, during the term of the Loan, pay only such fees for the operation and management of the Facility which do not exceed those provided for in any management agreement which has been approved by the Mortgagee. All other terms and conditions of any management agreement must be satisfactory to the Mortgagee. The Mortgagee shall have the right to approve all modifications, amendments or extensions or any management agreement.

     Section 1.37 Value of Mortgaged Property. The Mortgagor shall maintain the Mortgaged Property and shall not cause the value of the Mortgaged Property to decline. At all times during the term of the Loan, the outstanding balance of the Indebtedness shall be equal to more than seventy percent (70%) of the appraised value of the Mortgaged Property and the business conducted thereon, as determined by an appraiser acceptable to the Mortgagee, in its reasonable discretion.



ARTICLE  2

     DEFAULT  AND  REMEDIES

     Section 2.1

Section 1.1 Events of Default. The following occurrences shall, after the exp-iration of any applicable notice and grace periods, constitute "Events of Default" under this Mortgage: (a) default when and as the same shall become due and payable in payment of principal or interest on the Note or the Senior Note whether by maturity or acceleration, which default has continued for a period of five (5) days after receipt from the Mortgagee of written notice of such default; or (b) default when and as the same shall become due and payable in payment of any other amounts due under the Note, this Mortgage, the Senior Note or the Senior Mortgage or any other Loan Document, which default has continued for a period of five (5) days after receipt from the Mortgagee of written notice of such default; or (c) default in the due observance or performance of any of the terms, covenants or conditions contained in the Loan Documents for more than fifteen (15) days after receipt from the Mortgagee of written notice of such default, provided, however, that any default which in Mortgagee's sole discretion is not capable of cure within such fifteen (15) day period shall not constitute an Event of Default if the Mortgagor within such fifteen (15) day period shall commence action to cure such default and, in Mortgagee's sole judgment, diligently continue the foregoing action and prosecute the same to completion as soon as practicable after the expiration of such fifteen (15) day period and if the continued failure of performance will not, in Mortgagee's opinion, result in criminal or civil liability of Mortgagee, result in the foreclosure of any lien upon the Mortgaged Property or any portion thereof or otherwise jeopardize the Mortgagee's security for the Indebtedness, and prov-ided further, that such grace period set forth in this subsection (c) shall not apply to any other Event of Default expressly set forth in this Section 2.01 or to any Event of Default defined as such in the Note, the Senior Note or any other Loan Document, or to any other covenant or condition with respect to which a grace period is expressly provided elsewhere; or (d) should any rep-resentation made herein or in any Loan Document or other document given in connection herewith prove to be untrue in any material respect when made; or
(e) default beyond any applicable grace period under any obligation set forth in the Note or the Senior Note other than for the payment of principal or in-terest; or (f) except as otherwise indicated in Section 1.23 hereof, the further assignment or encumbrance by the Mortgagor of the leases, rents, issues or profits of the Premises or any part thereof without the prior written consent of the Mortgagee; or (g) the leasing by the Mortgagor of all or part of the Premises without the prior written consent of Mortgagee; or (h) except as otherwise indicated in Section 1.06(b) hereof, the failure of the Mortgagor to pay when due and before any fine, penalty, interest or cost may be added thereto all franchise taxes and charges, and other governmental charges, general and special, ordinary and extraordinary, unforeseen as well as fore-seen, of any kind and nature whatsoever, including, without limitation, assess-ments for public improvements or benefits that are assessed, levied, confirmed, imposed or become a lien upon the Mortgaged Property, or the Mortgagor, with the Mortgagee's consent, which shall not be unreasonably withheld, enters into any agreement either written or oral which has the effect of deferring the payments of any taxes or other charges that are or can be assessed, levied, confirmed, imposed or become a lien on the Mortgaged Property or become payable during the term of the Note, this Mortgage, the Senior Note or the Senior Mortgage; or (i) except as otherwise indicated in Sections 1.17, 1.23 and 1.26 hereof, the conveyance, assignment, sale or attempted sale, or other dispo-sition of the Mortgaged Property or any portion thereof, or the further mort-gage, pledge or other encumbrance by the Mortgagor of the Mortgaged Property or any part thereof or any interest herein without the prior written consent of the Mortgagee; or (j) if a receiver, liquidator or trustee of the Mort-gagor, the Guarantors or of any shareholder of the foregoing entities (if applicable) or of any of their properties, shall be appointed; or (k) if a petition in bankruptcy, an insolvency proceeding, or a petition for reorganiza-tion shall have been filed against the Mortgagor, the Guarantors or any share-holder of the foregoing entities (if applicable) and the same is not withdrawn, dismissed, canceled or terminated within sixty (60) days; or (l) if the Mort-gagor, the Guarantors or any shareholder of the foregoing entities (if appli-cable) is adjudicated bankrupt or insolvent or a petition for reorganization is granted (without regard for any grace period provided for herein); or(m) if there is an attachment or sequestration of any of the property of the Mort-gagor, the Guarantors or any shareholder of the foregoing entities (if appli-cable) which in the reasonable discretion of Mortgagee has a material adverse effect on the security of the Loan, or of any personal property or fixtures used in connection with the operation of the Facility and same is not promptly discharged or bonded; or (n) if the Mortgagor, the Guarantors or any share-holder of the foregoing entities (if applicable) files or consents to the filing of any petition in bankruptcy or commences or consents to the commence-ment of any proceeding under the Federal Bankruptcy Code or any other law, now or hereafter in effect, relating to the reorganization of any of the foregoing entities or persons or the arrangement or readjustment of the debts of any of the foregoing entities or persons; or (o) if the Mortgagor, the Guarantors or any share-holder of any of the foregoing entities (if applicable) shall make an assignment for the benefit of creditors or shall admit in writing the inability to pay their debts generally as they become due or shall consent to the appointment of a receiver, trustee or liquidator of the Mortgagor, the Guaran-tors or any shareholder of the foregoing entities (if applicable) or of all or any substantial part of their property (notwithstanding anything to the contrary herein stated, the occurrence of any of the events listed in sub-sections (j) through (o) hereof by or with regard to any shareholder of Core-Care shall not constitute an Event of Default hereunder unless such occurrence with respect to such shareholder causes or, in the Mortgagee=s reasonable judg-ment, may cause the bankruptcy or insolvency of CoreCare as well); (p) if defaults shall occur under or any attempted withdrawal, cancellation or dis-claimer of liability under any guaranty which guarantees payment of the Indeb-tedness or under any agreement giving security for said guaranty shall occur beyond any applicable grace period; or (q) if the Mortgagor or CoreCare shall cause or institute any proceeding for the dissolution or termination of the Mortgagor or CoreCare; or (r) if the Mortgagor or CoreCare cease to do bus-iness; or (s) if there is a change in the ownership interests of the Mortgagor except as permitted by Section 1.26 hereof; or (t) if any condemnation, eminent domain or other taking proceeding shall have been commenced against all or any portion of the Premises unless, in the reasonable opinion of the Mortgagee, after the application of the condemnation award to outstanding principal and interest on the Note and the Senior Note, the income which will be generated thereafter shall be sufficient to sustain a debt service ratio for the Premises not less favorable to the Mortgagee than that which existed at the time of such condemnation; or (u) if the Mortgagor shall fail to provide or to maintain insurance in accordance with the requirements of this Mortgage, or shall fail to pay the premiums thereof in a timely manner as required by this Mortgage; or
(v) if there shall occur any material uninsured damage to or loss, theft or destruction to the Mortgaged Property or any portion thereof or to any other collateral furnished to the Mortgagee as security for the Indebtedness which in the Mortgagee's opinion would have a materially adverse effect upon the Mortgagor's ability to perform its obligations under the Loan Documents; or (w) if there shall exist any violation of Sections 1.17, 1.26 or 1.33 hereof; or
(x) if there shall exist on the Premises any condition which violates the Environmental Laws or any Spill occurs or any claim is filed, instituted or raised against the Mortgagor in connection therewith; (y) if a default by the Mortgagor shall occur under the Senior Mortgage or any mortgage, deed of trust or security agreement affecting the Premises which is senior or subordinate to the lien of this Mortgage or if the Mortgagor or the Guarantors default under any other mortgage, deed of trust or security agreement or the beneficiary, mortgagee or secured party, as the case may be, thereunder, shall commence a foreclosure action in connection under said mortgage, deed of trust or security agreement; or (z) if the Mortgagor, the Guarantors or any other entity which is affiliated with, controlled by or under common control or ownership with the Guarantors shall default under any note, credit or other agreement, secured or unsecured evidencing other indebtedness owed to the Mortgagee including without limitation the Senior Note; or (aa) if the Guarantors shall, except as specif-ically permitted hereunder, mortgage, pledge or otherwise encumber or sell, transfer, convey or assign all or substantially all of their respective assets; or (bb) if any of the Guarantors shall default or fail to perform under the terms of the Guaranty Agreements; or (cc) if there shall exist any violation of
Section 1.37 hereof; or (dd) if there shall occur the revocation or lapse of any license, permit, certificate, authorization or approval or the termination of any approval of any governmental agency having jurisdiction over the Premises or any portion thereof (including, without limitation, such licenses, approvals, permits, certificates, authorizations and governmental approvals that are necessary to operate the Facility) which has a materially adverse effect on the operation of the Facility; or (ee) if any person or entity other than the Mortgagor shall be responsible for the management and operation of the Premises except as permitted under Section 1.26 hereof; (ff) if any inter-est in the Mortgagor is voluntarily pledged, hypothecated, levied upon, encumb-ered, or trans-ferred in any manner except as otherwise permitted hereunder; or (gg) except as otherwise permitted hereunder, if Mortgagor or the Guarantors shall (1) mortgage, pledge, or otherwise encumber or sell, trans-fer, convey or assign all or substantially all of their assets, or (2) if Mortgagor or CoreCare shall consolidate or merge with or into any other person or entity except that it shall not be an Event of Default if, as a result of such a cons-olidation or merger, the Mortgagor or CoreCare is the surviving entity; or (hh) if there shall occur any prepayment of the Senior Loan; or (ii) if any default shall occur under any of the Loan Docu-ments.


Section 2.2     Remedies.  (a)  Upon the occurrence of any Event of Default, the
     Mortgagee may take such action, without notice or demand, as it deems advisable to protect and enforce its rights against the Mortgagor and in and to the Mortgaged Property, including, but not limited to, the following actions, each of which may be pursued concurrently or otherwise, at such time and in such order as the Mortgagee may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of the Mortgagee: (1) declare the entire unpaid Indebtedness to be immediately due and payable; or (2) enter into or upon the Premises (without having to seek or obtain the ap-pointment of a receiver), either personally or by its agents, nominees or attorneys, or by a receiver appointed by a court, and dispossess the Mortgagor and its agents and servants therefrom, and thereupon may (i) use, operate, manage, control, insure, main-tain, repair, restore and otherwise deal with all and every part of the Prem-ises and conduct the business thereon; (ii) complete any con-struction on the Premises in such manner and form as the Mort-gagee deems advisable; (iii) make alterations, additions, re-newals, replacements and improvements to or on the Mort-gaged Property; (iv) exercise all rights and powers of the Mortgagor with respect to the Premises, whether in the name of the Mortga-gor or otherwise, including, without limitation, the right to make, cancel, enforce or modify leases, obtain and evict ten-ants, and demand, sue for, collect and receive all earnings, rev-enues, rents, issues, profits and other in-come of the Premises from the Premises and every part thereof; and (v) apply the receipts from the Premises to the payment of the Indebted-ness, after deducting therefrom all ex-penses (includ-ing reason-able attorneys' fees) incurred in connec-tion with the aforesaid operations and all amounts necessary to pay the taxes, assess-ments, insurance and other charges in con-nection with the Mort-gaged Prop-erty, as well as just and reason-able compensation for the ser-vices of the Mortgagee and the re-ceiver, their coun-sel, agents and employees; or (3) institute proceedings for the com-plete fore-closure of this Mortgage; or (4) with or without entry, to the extent permitted and pursuant to the procedures provided by ap-plicable law, institute proceedings for the partial fore-closure of this Mortgage for the portion of the indebtedness then due and payable, subject to the continuing lien of this Mortgage for the balance of the Indebtedness not then due; or (5) insti-tute an action, suit or proceeding in equity for the specific perform-ance of any covenant, condition or agree-ment contained herein, or in the Note or any other Loan Document or for manda-tory or prohibi-tory injunctive relief, or other equit-able relief requiring the Mortgagor to cure or refrain from re-peating any default; or (6) recover judgment on the Note either before, dur-ing or after any proceedings for the enforce-ment of this Mort-gage; or (7) apply for the appointment of a trustee, re-ceiver, liquidator or con-servator of the Mortgaged Property upon ex parte application to any court of competent jurisdiction, without re-gard for the ade-quacy of the security for the Indebted-ness and without regard for the solvency of the Mortgagor or the Guarantor or of any person, firm or other entity lia-ble for the payment of the Indebtedness; or (8) with or with-out ac-celerating the matu-rity of the Indebtedness, the Mortgagee may sue from time to time for any payment due under any Loan Docu-ments; or (9) exercise any and all rights and remedies available to Mortgagee under the Senior Note and Senior Mortgage; or (10) pursue such other remedies as the Mortgagee may have under applicable law or in equity.


     (b) The purchase money proceeds or avails of any sale made under or by virtue of this Article II, together with any other sums which then may be held by the Mortgagee under this Mortgage, whether under the provisions of this
Article  II  or  otherwise,  shall  be  applied  as  follows:

     First: To the payment of the costs and expenses of any such sale, including cost of evidence of title in connection with the sale and reasonable compensa-tion to the Mortgagee, its agents and counsel, and of any judicial proceedings, wherein the same may be made, and of all expense, liabili-ties and advances made or incurred by the Mortgagee under this Mortgage, together with interest as provided herein on all advances made by the Mortgagee and all taxes or assess-ments except any taxes, assessments or other charges subject to which the Mortgaged Property shall have been sold.

     Second:   To the payment of the whole amount then due, owing or unpaid upon the Note for principal, together with any and all applicable interest and late charges.

     Third:    To  the  payment  of  any  other  sums required to be paid by the
Mortgagor  pursuant  to  any  provision  of  the  Loan  Documents.

     Fourth:    To  the  payment  of  the  surplus,  if any, to whosoever may be lawfully  entitled  to  receive  the  same.

The Mortgagee and any receiver of the Mortgaged Property, or any part thereof, shall be liable to account for only those rents, issues, profits, proceeds and avails actually received by it.

     (c) To the extent permitted by Pennsylvania law, the Mortgagor waives any right to any hearing or notice of hearing prior to the appointment of a receiver. Such receiver and his agents shall be empowered (i) to take possession of the Mortgaged Pro-perty and any businesses conducted by the Mortgagor or any other person thereon and any busi-ness assets used in connection there-with, (ii) to exclude the Mortgagor and Mortgagor's agents, servants, and employees from the Premises, (iii) to collect the rents, issues, profits, and income therefrom (including, without limita-tion, Medicare and Medicaid payments and reimbursements), (iv) to complete any con-struction which may be in progress, if any, (v) to do such maintenance and make such repairs and altera-tions as the receiver deems reasonably necessary, (vi) to use all stores of ma-terials, supplies, and maintenance equipment owned by the Mortg-agor on the Premises and replace such items at the ex-pense of the receiver-ship estate,
(vii) to pay all taxes and assess-ments against the Mortgaged Property, all premiums for in-surance thereon, all util-ity and other operating expenses, and all sums due under any prior or subsequent encum-brance when due, and (viii) gen-erally to do any-thing which the Mortgagor could legally do if the Mortgagor were in possession of the Mort-gaged Property. All expenses incurred by the receiver or his agents shall consti-tute a part of the In-debted-ness secured by this Mortgage. Any rev-enues collected by the receiver shall be applied first to the expenses of the re-ceiver-ship, including reasonable attorneys' fees incurred by the receiver and by the Mortgagee, together with interest thereon at the Default Interest Rate from the date incurred until repaid, then to the payment of the whole amount then due, owing or unpaid upon the Note for principal, together with any and all applicable interest and late charges, and the balance to the payment of any other sums re-quired to be paid by the Mortgagor pursuant to any provi-sion of this Mortgage or the Note or in such other manner as a court may direct. Unless sooner terminated with the express con-sent of the Mortgagee, any such receivership will continue until the Indebt-ed-ness has been discharged in full, or until title to the Mort-gaged Property has passed after foreclosure sale and all applica-ble periods of re-demption have expired.

     (d) In the case of a sale under this Mortgage, the Mortgaged Property, real, personal and mixed, may be sold in one parcel or more than one parcel.

     (e)          Upon  any  foreclosure  sale  made  under or by virtue of this
Article II, the Mortgagee may bid for and acquire the Mortgaged Property or any part thereof and in lieu of paying cash therefor may make settlement for the purchase price after deduct-ing therefrom the expenses of the sale and the costs of the action and any other sum which the Mortgagee is authorized to deduct under this Mortgage.

     (f) No recovery of any judgment by the Mortgagee and no levy of an execution under any judgment upon the Mortgaged Property or upon any other property of the Mortgagor shall affect in any manner or to any extent (except as it may affect the amount thereof), the lien of this Mortgage upon the Mortgaged Property or any part thereof, or any liens, rights, powers or remedies of the Mortgagee hereunder, but such liens, rights, powers and remedies of the Mortgagee shall continue unimpaired as before.

     (g) In the event of any foreclosure sale made under or by virtue of this Article II, the entire Indebted-ness, if not previously due and payable, immediately thereupon shall, anything in the Note, this Mortgage or any other Loan Documents to the contrary not-withstanding, become due and pay-able.

     (h) The Mortgagor waives the right of inquisition on any property levied upon under a judgment obtained in proceedings to collect the Indebtedness hereby secured or in proceedings on this Mortgage, and hereby voluntarily condemns the same, and authorizes the Prothonotary or Clerk of court to enter such condemnation upon a writ of execution, and agrees that such property may be sold under said writ; and further waives and releases any and all benefits that may accrue to the Mortgagor by virtue of any law to exempt the Mortgaged Property or any part thereof, from levy or sale under execution, now in force, or hereafter to be passed. A foreclosure sale shall constitute a foreclosure sale of all equity whatsoever of the Mortgagor in the Mortgaged Property and the Mortgagee shall, if it is the purchaser at the sale, hold the Mortgaged Property and any part thereof so purchased free of any equity of redemption by reason of any circumstances whatsoever and not as collateral for any obligation.

     THE FOLLOWING PARAGRAPH SETS FORTH A WARRANTY OF AUTHORITY FOR AN ATTORNEY TO CONFESS JUDGMENT AGAINST THE MORTGAGOR. IN GRANTING THIS WARRANT OF ATTORNEY TO CONFESS JUDGMENT AGAINST THE MORTGAGOR, THE MORTGAGOR HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, AND (ON THE ADVICE OF THE SEPARATE COUNSEL OF THE MORTGAGOR) UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS THE MORTGAGOR HAS OR MAY HAVE TO PRIOR NOTICE AND AN OPPORTUNITY FOR HEARING UNDER THE CONSTITUTIONS AND LAWS OF THE UNITED STATES AND THE COMMONWEALTH OF PENNSYLVANIA.

     (i) Upon the occurrence of an Event of Default hereunder (of which an affidavit on behalf of the Mortgagee shall be sufficient evidence), then and in any such event, any Attorney of any Court of Record of Pennsylvania or elsewhere is hereby authorized and empowered to appear for the Mortgagor, and as attorney for the Mortgagor to sign an agreement for entering an amicable action of ejectment for possession of the Mortgaged Property or any part thereof and to confess judgment therein against the Mortgagor, in favor of the Mortgagee, whereupon a writ for possession may immediately issue for the possession of the Mortgaged Property, without any prior complaint, writ or proceeding whatsoever; and for so doing this Mortgage, or a copy hereof verified by affidavit, shall be his sufficient warrant. This power may be exercised as often as the Mortgagee shall require and shall not be exhausted by one or more or by any imperfect exercise thereof.

Section 2.3 Payment of Indebtedness After Default. Upon occurrence of any Event of Default and the acceleration of the maturity hereof, if, at any time prior to foreclosure sale, the Mortga-gor or any other person tenders payment of the amount necessary to satisfy the Indebtedness, the same shall constitute an evasion of the payment terms hereof and shall be deemed to be a voluntary prepayment hereunder, in which case such payment must include the premium required under the prepayment provision contained in the Note. This provision shall be of no force or effect if at the time that such tender of payment is made, the Mortgagor has the right under this Mortgage or the Note to prepay the Indebtedness without penalty or premium.

Section 2.4 Possession of the Premises. Upon the occurrence of any Event of Default hereunder, it is agreed that the then owner of the Premises, if it is the occupant of the Premises of any part thereof, shall immediately surrender possession of the Premises so occupied to the Mortgagee, and if such occupant is permitted to remain in possession, the possession shall be as tenant of the Mortgagee and, on demand, such occupant (a) shall pay to the Mortgagee monthly, in advance, a reasonable rental for the space so occupied, and (b) in default thereof may be dispossessed by the usual summary proceedings. The covenants herein contained may be enforced by a receiver of the Mortgaged Property or any part thereof. Nothing in this Section 2.04 shall be deemed to be a waiver of the provisions of this Mortgage prohibiting the sale or other disposition of the Premises without the Mortgagee's consent.

Section 2.5 Interest After Default. If any payment due hereunder or under the Note is not paid when due, either at stated or accelerated maturity or pursuant to any of the terms hereof, then and in such event, the Mortgagor shall pay interest thereon from and after the date on which such payment first becomes due at the interest rate provided for in Section 1.11 whether or not any action shall have been taken or proceeding commenced to recover the same or to foreclose this Mortgage. Nothing in this Section 2.05 or in any other provision of this Mortgage shall constitute an extension of the time of payment of the Indebtedness.

Section 2.6 Mortgagor's Actions After Default. Af-ter the happening of any Event of Default and immediately upon the commencement of any action, suit or other legal proceeding by the Mortgagee to obtain judgment for the Indebtedness, or of any other nature in aid of the enforcement of the Note or of this Mortgage, the Mortgagor will (a) waive the issuance and service of process and enter its voluntary appearance in such action, suit or proceedings, and (b) if required by the Mortgagee, consent to the appointment of a receiver or receivers of the Mortgaged Property and of all the earnings, revenues, rents, issues, prof-its and income thereof.

Section 2.7 Control by Mortgagee After Default. To the extent permitted by law, notwithstanding the appointment of any receiver, liquidator or trustee of the Mortgagor, or of any of its property, or of the Mortgaged Property or any part thereof, the Mortgagee shall be entitled to retain possession and control of all property now and hereafter covered by this Mort-gage.

Section 2.8 Attorney-in-Fact. To the extent per-mitted by law, the Mortgagor hereby appoints the Mortgagee as the Mortgagor's attorney-in-fact which power shall be coupled with an interest and shall be irrevocable as long as any part of the Indebtedness remains unpaid. Such appointment shall be for the sole purpose of executing (following the Mortgagor's failure to do so after demand by the Mortgagee) forms, affidavits or returns which may be required to be executed and delivered by the Mortgagor in connection with a foreclosure sale of  the  Mortgaged  Property.


                                      ARTICLE  III
                                      ------------

                                      MISCELLANEOUS


Section 3.1 Credits Waived. The Mortgagor will not claim nor demand nor be entitled to any credit or credits against the Indebtedness for so much of the taxes assessed against the Mortgaged Property or any part thereof, and no deductions shall otherwise be made or claimed from the taxable value of the Mort-gaged Property or any part thereof by reason of this Mortgage or the Indebtedness.

Section 3.2 No Release. The Mortgagor agrees, that in the event the Mortgaged Property is sold and the Mortgagee enters into any agreement with the then owner of the Mortgaged Property extending the time of payment of the Indebtedness, or otherwise modifying the terms hereof, the Mortgagor shall con-tinue to be liable to pay the Indebtedness according to the tenor of any such agreement unless expressly released and discharged in writing by the Mortgagee. Nothing in this Section 3.02 shall be deemed to be a waiver of
Sections  1.17,  1.26  or  2.01(i)  hereof.

Section 3.3 Notices. All notices, demands, waivers, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes when delivered in person or sent by national overnight courier service or by registered or certified mail, return receipt requested, to any party hereto at its ad-dress above stated (in the case of the Mortgagee, to the attention of Sharon E. O=Connell, Director of Lease Administration, with copies to FINOVA Capital Corporation at 1850 North Central Avenue, Phoenix, Arizona 85004 to the attention of Frederick C. Bauman, Esq., and to Schnader, Harrison, Segal & Lewis, Suite 3600, 1600 Market Street, Philadelphia, Pennsylvania 19103, to the attention of Jerald M. Goodman, Esq.; and in the case of the Mortgagor, to the attention of Thomas T. Fleming, Chairman, with a copy to Connolly, Epstein, Chicco, Foxman, Engelmyer & Ewing, 1515 Market Street, 9th Floor, Philadelphia, Pennsylvania 19102, to the attention of Gary S. Lewis, Esq.) or at such other address of which it shall have notified the party giving such notice, demand, waiver, consent, approval or other communi-cation in writ-ing as aforesaid. Any written notice, demand, waiver, consent, approval or other communication shall be deemed to have been re-ceived on the date delivered or two (2) days after mailing or sending by overnight courier.

Section 3.4 Binding Obligations. The provisions and covenants of this Mortgage shall run with the Land, shall be bind-ing upon the Mortgagor, and shall inure to the benefit of the Mort-gagee, subsequent holders of this Mortgage, and their respec-tive successors and assigns. For the purpose of this
     Mortgage, the term "Mortgagor" shall mean the Mortgagor named herein, any sub-sequent owner of the Mortgaged Property, and their respective heirs, executors, legal representatives, successors and assigns. If there is more than one Mortgagor, all their undertakings here-under shall be deemed joint and several.

Section 3.5 Captions. The captions of the Sections of this Mortgage are for the purpose of convenience only and are not intended to be a part of this
Mortgage and shall not be deemed to modify, explain, enlarge or restrict any of the provi-sions hereof.

Section 3.6 Further Assurances. The Mortgagor shall do, execute, acknowledge and deliver, at the sole cost and ex-pense of the Mortgagor, all and every such further acts, deeds, conveyances, mortgages, assignments, estoppel certificates, no-tices of assignment, transfers and assurances as the Mortgagee may reasonably require from time to time in order to better assure, convey, assign, transfer and confirm unto the Mortgagee, the rights now or hereafter intended to be granted to the Mort-gagee under this Mortgage, any other instrument executed in con-nection with this Mortgage, or any other instrument under which the Mortgagor may be or may hereafter become bound to convey, mortgage or assign to the Mortgagee for carrying out the inten-tion of facilitating the performance of the terms of this Mortgage. The Mortgagor hereby appoints the Mortgagee its attorney--in-fact to execute, acknowledge and deliver for and in the name of the Mortgagor any and all of the instruments men-tioned in this Section 3.06 and this power, being coupled with an interest, shall be irrevocable as long as any part of the Indebt-edness remains unpaid. Mortgagee shall not exercise its rights as attorney-in-fact hereunder unless
Mortgagee shall have deter-mined, in its reasonable discretion, that Mortgagor has failed to comply with its obligations under the first sentence of this Sec-tion 3.06.

Section 3.7 Severability. Any provision of this Mortgage that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforce-ability of such provisions in any other jurisdiction.

Section 3.8 General Conditions. (a) All covenants hereof shall be construed as affording to the Mortgagee rights additional to and not exclusive of the rights  conferred  under  any  applicable  law.

     (b) This Mortgage cannot be altered, amended, modified or discharged orally and no executory agreement shall be effec-tive to modify or discharge it in whole or in part, unless it is in writing and signed by the party against whom enforcement of the modification, alteration, amendment or discharge is sought.

     (c) No remedy herein conferred upon or reserved to the Mortgagee is intended to be exclusive of any other remedy or remedies, and each and every such remedy shall be cumulative, and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No delay or omission of the Mortgagee in exercising any right or power accruing upon any Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Event of Default or any acquiescence therein. Acceptance of any payment after the occurrence of an Event of Default shall not be deemed to waive or cure such Event of Default; and every power and remedy given by this Mortgage to the Mortgagee may be exer-cised from time to time as often as may be deemed expedient by the Mortgagee. Nothing in this Mortgage or in the Note shall affect the obligation of the Mortgagor to pay the Indebtedness in the manner and at the time and place therein respectively ex-pressed.

     (d) No waiver by the Mortgagee will be effective unless it is in writing and then only to the extent specifically stated. Without limiting the generality of the foregoing, any payment made by the Mortgagee for insurance premiums, taxes, assessments, water rates, sewer rentals or any other charges af-fecting the Mortgaged Property, shall not constitute a waiver of the Mortgagor's default in making such payments and shall not obligate the Mortgagee to make any further payments.

     (e) The Mortgagee shall have the right to appear in and defend any action or proceeding, in the name and on behalf of the Mortgagor or the Mortgagee, which the Mortgagee in its discretion, feels may adversely affect the Mortgaged Property or this Mortgage. The Mortgagee shall also have the right to insti-tute any action or proceeding which the Mortgagee in its discre-tion, feels should be brought to protect its inter-est in the Mortgaged Property or its rights hereunder. All costs and ex-penses incurred by the Mortgagee in connection with such actions or proceedings, including, without limitation, reasonable attor-neys' fees, and appellate attorneys' fees, shall be paid by the Mortgagor, on demand.

     (f) In the event of the passage after the date of this Mortgage of any law of any governmental authority having juris-diction, deducting from the value of land for the purpose of tax-ation any lien thereon, or changing in any way the laws for the taxation of mortgages or debts secured thereby for federal, state or local purposes, or the manner of the collection of any such taxes, so as to affect this Mortgage, the Mortgagor shall promptly pay to the Mortgagee, on demand, all taxes, costs and charges for which the Mortgagee is or may be liable as a result thereof, pro-vided that if for any reason payment by the Mortgagor of any such new or additional taxes, costs or charges would be unlawful, the Mortgagee may at its option, without demand or notice, declare the Indebtedness to be immediately due and pay-able, or the Mort-gagee may at its option, pay that amount or por-tion of such taxes, costs and charges of which payment by the Mortgagor would be un-lawful, and the Mortgagor shall concurrently therewith pay the remaining lawful portions or balance of such taxes, costs and charges.

     (g) The Mortgagor hereby appoints the Mortgagee as its attorney-in-fact in connection with the personal property and fixtures covered by this Mortgage, where permitted by law, to file on its behalf any financing statements or other statements in connection therewith with the appropriate public office signed only by the Mortgagee, as secured party. This power, being coupled with an interest, shall be irrevocable so long as any part of the Indebtedness remains unpaid.

     (h) The information set forth on the cover hereof is hereby incorporated herein.

     (i) The Mortgagor acknowledges that it has received a true and correct copy of this Mortgage.

     (j) For the purposes of this Mortgage, all defined terms contained herein shall be construed, whenever the context of this Mortgage so requires, so that the singular shall be con-strued as the plural and so that the masculine, feminine and neu-ter shall be construed interchangeably as circumstances required.

     (k) This Mortgage contains a final and complete inte-gration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, superseding all prior oral or written understandings.

Section 3.9 Promotion Material. The Mortgagor au-thorizes the Mortgagee to issue press releases, advertisements and other promotional materials in connection with the Mort-gagee's own business promo-tional and marketing activities, de-scribing the Loan and the matters giving rise to the Loan.

Section 3.10 Release. If the Indebtedness is fully paid in accordance with the terms and provisions of this Mortgage and the Note, and if the covenants and agreements contained herein and in the Note and in any other Loan Documents are kept and per-formed, then this Mortgage shall become null and void and shall be released at the expense of the Mortgagor.

Section 3.11 Legal Construction. The terms and conditions hereof shall be governed, construed and interpreted by and enforced under the laws of the Commonwealth of Pennsylvania.

Section 3.12 Usury Savings Clause. Nothing in this Mort-gage, the Note or in any other agreement between the Mortga-gor and the Mort-gagee shall require the Mortgagor to pay, or the Mortgagee to accept, interest in an amount which would subject the Mortgagee to any penalty under the applicable law. In the event that the payment of any interest due hereunder or under the Note or any such other agreement would subject the Mortgagee to any penalty under applicable law, then ipso facto the obligations of the Mortgagor to make payment shall be reduced to the highest rate au-thorized under applicable law.

Section 3.13 Future Advances. This Mortgage is in-tended to secure all advances, including future advances, under the Note.


     IN WITNESS WHEREOF, this Mortgage has been duly exe-cuted as of the day and year first above written.


ATTEST:    [Corporate  Seal]                    WESTMEADE  HEALTHCARE,  INC.,
          a  Pennsylvania  corporation


By:_______________________________        By:_______________________________
Name:____________________________       Name:____________________________
Title:_____________________________    Title:_____________________________



I  hereby  certify  that  the  address  of  the  within  named  Mortgagee  is:

FINOVA  Capital  Corporation
3200  Park  Center  Drive
Costa  Mesa,  California  92626


_____________________________
On  behalf  of  the  within  Mortgagee

     346001  v2
     08/08/98    06:08  PM
     ACKNOWLEDGMENT

COMMONWEALTH  OF  PENNSYLVANIA)
       )          SS:
COUNTY  OF  _____________________              )


     On this _________ day of February __, 1997, before me, the undersigned officer, personally appeared _________________, who acknowledged himself to be the ________________________ of Westmeade Healthcare, Inc., a Pennsylvania corpo-ration, which is the Mortgagor in the within instrument, and that he as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself as such officer.

     IN  WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  and official seal.


     ___________________________-___
Notary  Public

     My  commission  expires:

     EXHIBIT  A


     Legal  Description  of  Mortgaged  Premises



EXHIBIT 6.9


     This  instrument  was  prepared  by:
     Jerald  M.  Goodman,  Esquire
SCHNADER  HARRISON  SEGAL  &  LEWIS
Suite  3600,  1600  Market  Street
Philadelphia,  Pennsylvania    19103





     ASSIGNMENT  OF  LEASES,  RENTS,  GUARANTEES,
     PROFITS,  ISSUES  AND  OTHER  INCOME


     THIS ASSIGNMENT (the "Assignment"), made this 21st day of February, 1997 by WESTMEADE HEALTHCARE, INC. ("As-signor"), a Pennsylvania corporation, having an address at c/o Core Care Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, to FINOVA CAPITAL CORPORATION ("Assignee") a Delaware corporation, having an address at 3200 Park Center Drive, Costa Mesa, California 92626.

     Background


     Assignor is the holder of the fee simple estate in that cer-tain real property located at 1460 Meetinghouse Road, Warwick Township, Bucks County, Pennsylvania, which is more particularly described in Ex-hibit A attached hereto and made a part hereof (the "Property"). Assignor operates and maintains on the Property a 32-bed residential psychiatric treatment facility for children and adolescents (the AFacil-ity").

     On June 27, 1996, Assignee made a loan to Assignor in the original principal amount of One Million Seven Hundred Seventy-Five Thousand Dollars ($1,775,000) (the ASenior Loan@). The Senior Loan was evidenced by the Note of Assignor to Assignee dated June 27, 1996 (the ASenior Note@). The repayment of the Senior Loan is secured inter alia, by a Mortgage, Assignment of Leases, Rents and Other Income and Security Agreement from Assignor to Assignee dated June 27, 1996 and recorded in the Office of the Recorder of Deeds of Bucks County, Pennsylvania in Mortgage Book 1255 at page 2180 to create a first priority mortgage lien on the Property and other collateral therein described in favor of Assignee (the ASenior Mortgage@).

     Assignee has been asked to make a loan in the amount of Five Hundred Thousand Dollars ($500,000.00) (the "Loan") to Assignor which is evidenced by a promissory note of even date herewith made by Assignor as Borrower, which has been delivered to As-signee (the "Note"). The Note is in the full amount of the Loan and will be secured by, among other things, a Mortgage, Assignment of Leases, Rents and Other Income and Secu-rity Agree-ment of even date herewith, between Assignor and As-signee (the "Mortgage"), cover-ing Assignor's interest in and to the Property.

     Assignor has agreed to execute this Assignment which shall effect the absolute transfer and assignment to Assignee of the Rents (hereinafter defined) subject and subordinate only to the lien of the Senior Mortgage. This assignment shall, in addition to effecting the absolute assignment to Assignee of the Rents, also secure the performance by Assignor of all other obligations of Assignor under the Mortgage, the Note, the Senior Note, the Senior Mortgage and any other documents or agreements relating thereto (collectively, the "Loan Docu-ments").

     NOW, THEREFORE, in consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor hereby transfers, assigns and sets over to Assignee all of Assignor's right, title and interest in and to (a) all leases, subleases, licenses, rental contracts and other agreements relating to oc-cupancy now existing or hereafter entered into and affecting the Property whether Assignor is the lessor or lessee thereunder, and the buildings and other improvements now existing or to be constructed on said parcels of land including, without limita-tion, the Facility (the Property, buildings and improve-ments being herein collectively referred to as the "Premises"), to-gether with all guarantees, modifications, exten-sions and re-newals thereof which now exist or may hereafter be made (col-lectively, the "Leases"), (b) all rents, issues, prof-its, income, accounts receivable and proceeds due or to become due from the Property, including but not limited to, rentals un-der all present and future Leases, all guarantees of payment and all deposits of tenants thereunder, including, without limitation, security de-posits, now or here-after held by Assignor in connec-tion with the Premises and all other amounts due or to become due from any other person for the use, opera-tion, occu-pancy of, or otherwise with respect to the Property and all amounts due from any federal, state or local governmental agency including, without limitation, to the extent permitted by law, all Medicare and Medicaid payments or reimbursements (collectively, the "Rents").

     EXCLUDING THEREFROM (a) accounts receivable generated by the Assignor in the course of its business, and all books, records and computer information relating thereto and all proceeds thereof and AEligible Receivables@ and ARelated Security@ of the Facility as such terms are defined in the Factoring Agreement (hereinafter defined) (collectively, the AFactoring Agreement Collateral@) encumbered pursuant to that certain Receivables Purchase and Sale Agreement dated as of January 24, 1996 between Assignor and Healthpartners Funding, L.P. (AHealthpartners@) (the AFactoring Agreement@) and such replacements, renewals, restructurings or refinancings of the Factoring Agreement to the extent secured by the Factoring Agreement Collateral and (b) purchase money security interests and leases of furniture, machinery and equipment in the ordinary course of Assignor=s business.

     SUBJECT AND SUBORDINATE only to the lien of the Senior Mortgage and the rights of the Assignee in and to the documents which secure repayment of the Senior Loan.

     In connection with and as part of the foregoing assign-ment, Assignor hereby makes the following grants, covenants, agreements, representations and warranties:


     1. Assignment and Conveyance. This assignment shall be an absolute assignment, and Assignor does hereby convey, assign, set over and transfer to Assignee ABSOLUTELY AND FOR-EVER, and not merely as security, all of Assignor's right, title and interest, legal, equitable and otherwise, in and to the Rents under the Leases, and Assignee does hereby accept such conveyance and assignment. From and after the date hereof, Assignor shall have no further interest in any of the Rents regardless of any subsequent events, including without limitation any termination of the Leases by any party thereto, or any rejection of any of the Leases pursuant to the Federal Bankruptcy Code of 1978 as amended (the "Bankruptcy Code"), or any other law for the relief of debtors. Notwithstanding anything to the contrary set forth hereinabove, unless and until the occurrence of an Event of Default (as defined in the Mortgage), Assignor is hereby granted a revocable license to occupy and possess the Property, to collect the Rents and to perform all obligations of the lessor under the Leases.

     2. Rights and Powers of Assignee. From and after the occurrence of an Event of Default, Assignee shall have the right, power and authority to take any and all actions which Assignee deems reasonably necessary or appropriate in connection with (a) entering upon, taking possession of and operating the Prop-erty, as defined in Paragraph 3 hereof; (b) leasing all or any part of the Property; and (c) collecting all or any of the Rents and enforcing the rights of the lessor under all or any of the Leases, including, without limitation, bring-ing, prosecuting, defending or settling legal proceedings against tenants. Not-withstanding anything herein to the contrary, Assignee shall not be obligated to perform or dis-charge, and Assignee does not undertake to perform or discharge, any obliga-tion, duty or lia-bility with respect to the Leases or the Rents under or by reason of this Assignment, the same remain-ing the responsibility of As-signor who, until the occurrence of an Event of Default shall perform As-signor's obligations hereunder. This Assignment shall not operate to place respon-sibil-ity for the control, care, mainte-nance or repair of the Property upon Assignee, or to make As-signee responsible or liable for any waste committed on the Property by any tenant or other person, for any dangerous or de-fective condition of the Property, or for any negligence in the management, upkeep, repair or con-trol of the Property, in each case the same remaining the respon-sibility of Assignor.

     3. Use and Application of Rents. Until the occurrence of an Event of Default, Assignor shall have the right to collect all Rents and to retain, use and enjoy the same. Following the occurrence of an Event of Default, Assignee shall have the right, power and authority to use and apply any Rents re-ceived hereunder to the reduction of the indebtedness secured by the Mortgage and in payment of all interest and other sums payable under the Loan Documents by applying each monthly payment of Rent so received to the monthly installments of principal and interest due under the Note and other payments due under the Loan Docu-ments. After the application by Assignee of the Rents toward the monthly installments of principal and interest and other pay-ments due under the Loan Documents then, Assignee shall have the right, power and authority to use and apply any excess Rents received hereunder: (a) for the payment of any and all costs and expenses incurred in connection with enforcing or defending the terms of this Assignment or the rights of Assignee hereunder, and collect-ing any Rents; (b) for the operation and maintenance of the Property and the payment of all costs and expenses in con-nection therewith including, without limitation, the payment of (i) taxes, assessments, water charges and sewer rents and other gov-ernmental charges levied, assessed or imposed against the Prop-erty or any part thereof, (ii) insurance premi-ums, (iii) costs and expenses with respect to any litigation affecting the Prop-erty, the Leases or the Rents, and (iv) wages and salaries of em-ployees, commis-sions of agents and attorneys' fees. The term "Property" used herein shall have the same defi-nition as the term "Mortgaged Property" as defined in the Mort-gage. Exer-cise or non-exercise by Assignee of the rights granted in this Assign-ment by Assignee or its agent shall not be a waiver of any de-fault by Assignor under this Assignment, the Mortgage, the Note, or any other Loan Documents. Subject only to the pro-visions of Para-graph 7 hereof, no action or failure to act by Assignee with respect to any of the obliga-tions of Assignor evi-denced by the Loan Documents, to any secu-rity or guarantee given for the pay-ment or performance thereof, or to any other document or instru-ment evidencing or relating to such obligations, shall in any manner affect, impair or prejudice any of Assignee's rights and privileges under this Assignment or discharge, release or modify any of Assignor's duties or obliga-tions hereunder. This Assign-ment is intended by Assignor and Assignee to create, and shall be construed to create, an absolute assignment to Assignee, subject only to the terms and provisions hereof, and not merely as an assignment as security for the performance of the obli-gations evidenced by the Loan Documents, or any other indebted-ness of Assignor. Notwithstanding anything to the contrary set forth in the preceding sentence, until the occurrence of an Event of Default, however, As-signee hereby grants to Assignor a revocable license to enter upon the Property for the purpose of performing Assignor's obliga-tions and duties hereunder.

     4. Assignor's Covenants. During the period in which the Loan is outstanding, Assignor shall (a) observe and perform faithfully every material obligation which Assignor is required to perform under the Leases; (b) enforce, or secure the performance of, at its sole cost and expense, every material ob-ligation to be performed by the lessor under the Leases; (c) promptly give notice to Assignee of any notice of default re-ceived by As-signor from any tenant under the Leases, together with a copy of such notice; (d) not further assign any of the Leases or the Rents without Assignee's prior written consent except as other-wise permitted under the Mortgage; (e) not waive, condone or in any manner discharge any tenants from their obliga-tions under the Leases without As-signee's prior written consent; (f) not cancel, abridge or accept surrender or termination of any of the Leases without Assignee's prior written consent; (g) not modify or amend, by sufferance or otherwise, any of the Leases or any of the terms, provisions or covenants thereof which would result in terms less favorable to the lessor than those existing on the date hereof without Assignee's prior written consent; (h) not enter into any new Leases other than those in existence on the date hereof without Assignee's prior written con-sent;
(i) provide in all future Leases that any cancellation, abridgement, surren-der, modification or amendment of such Leases, without the prior written consent of Assignee, except as permitted by the provi-sions of this Assignment or the Mortgage, shall be voidable as against Assignee, at its option; (j) comply with all laws, rules, orders, ordinances and require-ments of all governmental authori-ties relating to the Property (including, without limitation, all laws, rules, orders, ordi-nances and requirements of all govern-mental authorities pertain-ing to use and the opera-tion of the Premises as a 32-bed residential psychiatric treatment facility for children and adolescents); (k) de-liver copies of all Leases to Assignee; (l) appear in and defend against, at Assignor's sole cost and ex-pense, any action or pro-ceeding aris-ing under, or in any manner connected with the Leases, the Rents or the obliga-tions, duties or liabili-ties of the les-sor, lessee or guarantors thereunder; and (m) maintain or cause to be maintained the Premises so that the same is, and shall continue to be eligible to receive all federal, state and local Medicare and/or Medicaid payments and reimbursements, if applicable.

     5. Termination; Reassignment. This Assignment shall continue in full force and effect until all sums due and payable under the Loan Documents have been fully paid and satis-fied, together with any and all other sums which may become due and owing under this Assignment. Upon such complete payment and per-formance by Assignor of all obligations to Assignee under the Loan Documents, Assignee shall reassign to Assignor its interest created hereun-der in the Leases, Rents and this Assignment and the authority and powers herein granted by Assignor to Assignee shall cease and terminate (and Assignor shall deliver documenta-tion legally sufficient to terminate this Assignment of record) and Assignor shall assume payment of all unmatured or unpaid charges, expenses or obliga-tions incurred or undertaken by Assignee, if any, in connection with the management of the Prop-erty.

     6. Appointment of Assignee. Assignor hereby irrevo-cably consti-tutes and ap-points Assignee its true and lawful at-torney in fact, to under-take and execute any or all of the rights or powers de-scribed herein (following the Assignor's failure to do so after demand by Assignee) with the same force and effect as if under-taken or exe-cuted by Assignor, and Assignor hereby ratifies and confirms any and all things done or omitted to be done by As-signee, its agents, servants, employees or attorneys in, to or about the Property.

     7. No Liability of Assignee. Assignee shall not in any way be liable to As-signor for any act done or anything omitted to be done to the Property, the Leases or the Rents by or on behalf of Assignee in good faith in connection with this As-signment except for the con-sequences of its own gross negligence or willful mis-conduct. Assignee shall be accountable to Assignor only for monies ac-tually received by Assignee pursuant to this Assignment. As-signee shall not be liable for any act or omission of its agents, servants, employees or attorneys provided that reasonable care is used by Assignee in the selection of such agents, ser-vants, em-ployees and attorneys. No act performed by Assignee hereunder shall cause Assignee to be deemed a mortgagee in possession under the laws of the Commonwealth of Pennsylvania-.

     8. Indemnification. Assignor shall indemnify and hold harmless Assignee from and against any and all liability, loss, damage, cost or expense, including without limitation reasonable attorneys' fees, which it may incur under any of the Leases, or with respect to this Assignment or any action or failure to act of Assignee hereunder, and from and against any and all claims and demands whatsoever which may be asserted against Assignee by reason of any alleged obligation or undertak-ing on its part to perform or discharge any of the terms, cov-enants and conditions of any of the Leases or with respect to any Rents, provided, however, that Assignee's action or failure to act did not constitute gross neg-ligence or willful malfea-sance. In the event that Assignee in-curs any such liability, loss, damage, cost or expense, the amount thereof, together with interest thereon from the date such amount was suffered or in-curred by Assignee until the same is paid by Assignor to As-signee, at a rate equal to the lesser of (a) five percent (5%) per annum in excess of the Interest Rate (as defined in the Note), or (b) the maximum rate permitted by applicable law, shall be payable by Assignor to Assignee immedi-ately upon demand, or at the option of Assignee, Assignee may reimburse itself therefor out of any Rents collected by Assignee.

     9. Governing Law. This Assignment shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

     10. Further Instruments. Upon request of Assignee, As-signor shall execute and deliver to Assignee such further in-struments as Assignee may deem necessary to effect this Assign-ment and the covenants of Assignor contained herein. Assignor shall cause such further instruments to be recorded in such man-ner and in such places as may be reasonably required by Assignee.

     11. Binding Effect. All of the representations, war-ran-ties, cove-nants, agreements and provisions in this Assignment by or for the bene-fit of Assignee shall bind and inure to the benefit of its suc-cessors and assigns.

     12. Amendments. This Assignment may not be waived, changed, modi-fied or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

     13. Captions. The captions of the paragraphs of this Assignment are for the purpose of convenience only and are not intended to be a part of this Assignment and shall not be deemed to modify, explain, enlarge or restrict any of the provisions hereof.

     14. Notices. All notices, demands, waivers, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all pur-poses when delivered in person or sent by national over-night courier service or by registered or certified mail, return re-ceipt requested, to either party hereto at its address above stated (in the case of Assignee, to the attention of Sharon E. O=Connell, Director of Lease Administration, with copies to FINOVA Capital Corporation at 1850 North Central Avenue, Phoenix, Arizona 85004, to the at-tention of Frederick C.
Bauman, Esquire, and to Schnader Harrison Segal & Lewis, 1600 Market Street, Suite 3600, Phila-delphia, Pennsylvania 19103, to the attention of Jerald M. Goodman, Esquire; in the case of Assignor, to the at-tention of Thomas T.
Fleming, c/o Core Care Systems, Inc., 9425 Stenton Avenue, Erdenheim, Pennsylvania 19038, with a copy to Connolly, Epstein, Chicco, Foxman, Engelmyer & Ewing, 9th Floor, 1515 Market Street, Philadelphia, Pennsylvania 19102, to the attention of Gary S. Lewis, Esquire, or at such other address of which it shall have no-tified the party giving such notice, demand, waiver, consent, approval or other communication in writing as aforesaid. Any written notice, demand, waiver, consent, approval or other com-munication shall be deemed to have been received on the date de-livered or two (2) days after mailing or one (1) day after sending by overnight courier.

     IN WITNESS WHEREOF, Assignor has caused this Assignment to be executed as of the date and year first above written.

ATTEST:    [Corporate  Seal]                       WESTMEADE HEALTHCARE, INC., a
     Pennsylvania  corporation


By:  ___________________________          By:____________________________
Name:_________________________          Name:_________________________
Title:__________________________          Title:__________________________
     ACKNOWLEDGMENT


COMMONWEALTH  OF  PENNSYLVANIA:
       :  SS.
COUNTY  OF                                            :


     On this ________ day of February, 1997, before me, the undersigned officer, personally appeared ____________________________-___________, who acknowledged himself to be the ___________-__-_____ of Westmeade Healthcare, Inc., a Pennsylvania corporation, and that he, as such officer, being authorized to do so, executed the foregoing instrument for the purposes contained therein by signing the name of the corpo-ration by himself as such officer.

     IN  WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  and official seal.


     ______________________________
Notary  Public


     My  Commission  Expires:

     EXHIBIT  A

     Legal  Description  of  Property



EXHIBIT 6.10


 Document  No.    0529169.07
Document  No.  529169.01

                                      LEASE

                                      AMONG

   CORECARE REALTY CORP. (AS LESSEE OF LEASE PREMISES), AND CORECARE BEHAVIORAL
      HEALTH MANAGEMENT, INC. (AS FEE OWNER OF LEASE PREMISES), AS LANDLORD

                                       AND

               THE CHILDREN'S HOSPITAL OF PHILADELPHIA, AS TENANT

                                       FOR

                 PORTIONS OF THE KIRKBRIDE AND CENTER BUILDINGS,
                             KIRKBRIDE CENTER CAMPUS
                                PHILADELPHIA, PA
                       ___________________________________

                            DATED:  OCTOBER  15, 1997
                                      LEASE
     This LEASE is entered into this 15th day of October, 1997 by and among CORECARE REALTY CORP. (as lessee of Lease Premises, as hereinafter defined, hereinafter "Lessee"), CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC. (as fee owner of Lease Premises, hereinafter "Owner"), each having an address at 111 N. 49th Street, Philadelphia, PA, 19139 (collectively, "Landlord"), and THE CHILDREN'S HOSPITAL OF PHILADELPHIA, having an address at 34th Street and Civic Center Boulevard, Philadelphia, PA ("Tenant").
                                 REFERENCE DATA
     As used in this Lease, the following terms shall have the respective meanings set forth below except when and to the extent reference is made to particular Sections of the Lease:
A.          DATE  OF  LEASE.                              October  15,  1997
B.          PARTIES.
     1.        Landlord:               CoreCare Realty Corp. (as lessee of Lease
Premises), and CoreCare Behavioral Health Management, Inc. (as fee owner of Lease Premises)

     2.       Landlord's Address:          111 N. 49th Street, Philadelphia, PA,
19139
     3.          Tenant:                 The Children's Hospital of Philadelphia
4.          Tenant's  Address:           34th Street and Civic Center Boulevard,
     Philadelphia,  PA  19104

C.          BUILDING;  LEASE  PREMISES.
1.        Building Address:          111 N. 49th Street, Philadelphia, PA, 19139
     Kirkbride  and  Center  Buildings

     2.          Total  Square  Footage
     of  the  Building:                    128,600  square  feet

     3.      Lease Premises:          Portions of the first and second floors of
the
Kirkbride  Building,  north  end,  and  the  basement  of  the  Center  Building

     4.          Square  Footage
     of  Lease  Premises:          34,114.5 square feet, subject to the Addendum

     5.      Expansion Rights:          Right of first offer to lease contiguous
space


D.          LEASE  TERM.
     1.          Lease  Term:                              Ten  (10)  Years
     2.          Commencement  Date:                    See Section 2.2.2 hereof
3.          Expiration  Date:                    See  Section  2.1.1  hereof
     4.          Early  Termination:             Tenant shall have the option to
terminate,  on  no
less than one (1) year's prior written notice to Landlord: (i) at the end of the fifth Lease Year, without penalty, (ii) at the end of the seventh Lease Year, provided that Tenant pays to Landlord simultaneously with the giving of notice a termination fee equal to the Rent due for the seventh Lease Year, (iii) at the end of the eighth Lease Year, provided that Tenant pays to Landlord simultaneously with the giving of notice a termination fee equal to the Rent due for the first eight months of the eighth Lease Year, and (iv) at the end of the ninth Lease Year, provided that Tenant pays to Landlord simultaneously with the giving of notice a termination fee equal to the Rent due for the first four months of the ninth Lease Year. In addition, if Landlord sells the Campus to certain entities that provide inpatient hospital services, Tenant shall have the option to terminate this Lease, subject to Section 2.1.2 hereof.
E.          RENT  /  OPERATING  EXPENSES.
     1.         Rent:                    For Lease Years 1 through 5, $12.00 per
square  foot
 ($409,374 per Lease Year, subject to the Addendum). For Lease Years 6 through 10, $14.00 per square foot ($477,603 per Lease Year, subject to the Addendum). For each of Lease Years 6 through 10, Rent shall be increased annually by an amount corresponding to the cumulative increase in the Consumer Price Index, subject to Section 3.1 hereof.


     2.          Operating  Costs  and
     Utilities:                              Included  in  Rent

     3.          Real  Estate  Taxes:                    Included  in  Rent
F.          OTHER  TERMS.
     1.            Security  Deposit:                    None
     2.          Permitted  Uses:                    See  Section  4.1  hereof

3.          Parking:                      140 spaces in a lot shown on Exhibit A

     4.         Tenant Improvements:     Paid for by Landlord in accordance with
Exhibit  B

5.          Furnishings:                     Landlord shall permit Tenant to use
furnishings
     existing  on  Lease  Premises

     6.          Assignment  /  Sublet:                    See Article 11 hereof

7.          Brokers:                              Smith Mack & Company, Inc. and
Franklin  Realty  Advisors,  Inc.


1.          GRANT  OF  LEASE
1.1 Sublease. CoreCare Realty Corp. is the lessee of the Lease Premises, pursuant to a lease (the "Master Lease") with CoreCare Behavioral Health Management, Inc., which is the owner of the entire Campus (as hereinafter defined). This lease is therefore a sublease, but shall be referred to herein as this "Lease," and Lessee and Owner shall be referred to collectively herein as "Landlord." By their execution hereof, Landlord and Tenant agree that this Lease and all rights and obligations of Landlord and Tenant hereunder shall be subject and subordinate to the Master Lease, provided that nothing in the Master
     Lease shall impose any obligations on Tenant in addition to those set forth herein, and nothing in the Master Lease shall relieve Landlord from, or limit Landlord's liability for, any of Landlord's obligations hereunder.
1.2          Grant.
     (a) Landlord hereby demises and leases to Tenant, and Tenant hereby leases and accepts from Landlord, subject to the terms and conditions of this Lease, 34,114.5 square feet, subject to that certain Addendum to Lease to be entered into by the parties hereto setting forth the actual square footage of the Lease Premises and a list of the furnishings provided for in Section 1.4 hereof (the "Addendum"), on certain portions of the first and second floors of the north end of the Kirkbride Building, and the basement of the Center Building, located at 111 N. 49th Street, Philadelphia, PA (collectively, the "Building") as shown on the plan attached hereto as Exhibit A (the "Lease Premises"), excluding elevator shafts, stairs and other common elements of the Building, to have and to hold during the Term (as defined in Section 2.1.1 hereof). Tenant is hereby granted the right to use, in common with all others lawfully entitled thereto, the common areas and facilities of the Building serving the Lease Premises including entrances, exits, stairways, elevators and lobbies, and the land on which the Building is situated (the "Campus") which is not exclusively dedicated for another use, including driveways, walkways and the parking spaces allocated for Tenant's use as set forth in Section 1.3 hereof, and such areas which are presently made available to all other tenants of the Campus, including the gym, pool, tennis courts, and cafeteria (except that Landlord shall have the right in its sole discretion at any time to discontinue its provision and maintenance of the pool and tennis courts), subject to reasonable rules and regulations from time to time established by Landlord.
     (b) Within fourteen (14) days after the date hereof, Landlord and Tenant shall have the actual square footage of the Lease Premises measured in accordance with the BOMA standard, which amount shall be memorialized in the Addendum and shall constitute the total square footage of the Lease Premises for purposes of this Lease.
1.3 Parking. Tenant, solely in furtherance of its activities in the Lease Premises, shall be entitled to the non-exclusive use, together with the public and other users of the Building, of four parking spaces per 1000 square feet of Lease Premises in the parking lot on the Campus shown on Exhibit A (the "Lot").
     The exact number of parking spaces allocated to Tenant shall be determined in accordance with the determination of square footage in the Addendum, rounded up to the nearest 1000. Based upon a total of 34,114.5 square feet of Lease Premises, Tenant shall be entitled to the non-exclusive use of 140 parking spaces in the Lot, subject to the Addendum. The use of such spaces shall be at the expense of Landlord, and shall be subject to the reasonable rules and regulations promulgated by Landlord, or the operator of the Lot from time to time. Landlord shall not permit parking in the Lot that would deprive Tenant of the ability to utilize the number of parking spaces provided for herein.
1.4 Furnishings. Landlord shall make available to Tenant, at no cost to Tenant, certain furniture and furnishings (the "Furnishings") presently in the Lease Premises as of the Commencement Date, or in the Portions (as such term is hereinafter defined) of the Lease Premises with respect to which Tenant accepts delivery prior to the Commencement Date pursuant to Section 2.2.3(b)(i), subject to the terms of this Lease, including but not limited to Sections 6.7 and 10.1(d) hereof. Landlord shall prepare an inventory of the Furnishings, and include  such  inventory  in  the  Addendum.
1.5 Right of First Offer. Landlord shall give Tenant notice of the availability of any contiguous or adjacent space that becomes available in the Building, and Tenant shall have the right, by written notice to Landlord given within sixty (60) days after receipt of Landlord's notice, to add such space to the Lease Premises on the same rent per square foot and other terms as apply to the remainder of the Lease Premises under this Lease. Landlord shall also give Tenant not less than thirty (30) days advance written notice of any space becoming available elsewhere on the Campus.
1.6 Quiet Enjoyment. Landlord shall warrant and defend Tenant in the quiet enjoyment and possession of the Lease Premises during the Term against all parties claiming by, through or under Landlord, subject to the terms and conditions of this Lease.
1.7 Covenants of Landlord and Tenant. Landlord covenants to observe and perform all of the terms and conditions to be observed and performed by Landlord under this Lease. Tenant covenants to pay when due Rent and all other amounts due under this Lease, and to observe and perform all of the terms and conditions to be observed and performed by Tenant hereunder.
2.          TERM  AND  POSSESSION
2.1          Term.
2.1.1 Initial Term. The initial term ("Initial Term") of this Lease shall be ten (10) years, beginning on the Commencement Date, as such term is defined in Section 2.2.2 hereof, and terminating on the tenth (10th) year anniversary of the Commencement Date, unless otherwise terminated as provided herein. The Initial Term, and any early termination thereof pursuant to Section 2.1.2 hereof, shall be referred to collectively as the "Term."
2.1.2 Option to Terminate. Tenant shall have the option to terminate, on no less than one (1) year's prior written notice to Landlord: (i) at the end of the fifth Lease Year, without penalty, (ii) at the end of the seventh Lease Year, provided that Tenant pays to Landlord simultaneously with the giving of notice a termination fee equal to the Rent due for the seventh Lease Year, (iii) at the end of the eighth Lease Year, provided that Tenant pays to Landlord simultaneously with the giving of notice a termination fee equal to the Rent due for the first eight months of the eighth Lease Year, and (iv) at the end of the ninth Lease Year, provided that Tenant pays to Landlord simultaneously with the giving of notice a termination fee equal to the Rent due for the first four months of the ninth Lease Year. In addition, if Landlord sells the Campus to any entity or affiliate of any entity that provides inpatient hospital services, other than to any hospital or affiliate of any hospital in the system of the Hospital of the University of Pennsylvania, Landlord shall give Tenant notice of such sale not less than ninety (90) days before closing, and Tenant shall have the option for a period of sixty (60) days after receipt of the notice to terminate this Lease effective six (6) months after the closing of such sale, provided that at the time of the exercise of such option Tenant shall pay to Landlord the unamortized amount of Landlord's actual costs of improvements of the Lease Premises based upon a 10 year amortization. Such option to terminate shall terminate if not exercised on or before 30 days prior to closing of the sale.


2.2          Possession.
2.2.1 Landlord's Work. Landlord, at its own expense, shall substantially complete, in good and workmanlike manner reasonably satisfactory to Tenant, the work specified in the space plan and scope of work attached hereto and made a part hereof as Exhibit B ("Landlord's Work"), as a condition to Tenant's obligations hereunder. In the event that any lender of Landlord commences foreclosure proceedings with respect to the Lease Premises prior to Landlord's completion of Landlord's Work, Tenant shall either: (i) complete Landlord's Work and, as limited hereby, offset the cost thereof against the Rent due hereunder; or (ii) terminate this Lease without penalty. Tenant shall notify Landlord of its election (the "Election Notice") not more than 10 days following delivery of notice to Tenant of said commencement of foreclosure proceedings. In the event that Tenant elects (i) above, (A) the amount of Landlord's Work that Tenant shall be entitled to offset shall be the actual sums expended by Tenant to complete Landlord's Work, but in no event shall the amount expended by Landlord and the amount expended by Tenant (for which it may set-off) exceed 125% of the budgeted amounts on the schedule attached hereto in Exhibit B for Landlord's Work, and (B) Tenant shall commence completion of Landlord's Work not later than ten (10) days following delivery of the Election Notice to Landlord. In the event that Tenant elects (ii) above, Tenant shall terminate this Lease not later than ten (10) days following delivery of the Election Notice to Landlord.
2.2.2 Commencement Date; Substantial Completion. "Commencement Date" shall mean the date on which Landlord delivers to Tenant possession of the entire Lease Premises substantially complete; provided however that if such delivery or taking of possession is made on a day other than the first day of a month, the Commencement Date shall be the first day of the next calendar month, and Tenant shall make a prorated payment of Rent and any other cost due hereunder for the portion of the month from the date of delivery or taking possession to the end of such month.
     The terms "substantial completion" or "substantially complete(d)" shall mean (i) the Lease Premises or applicable Portion thereof have been completed in full compliance with Exhibit B and all requirements of the Philadelphia Building Code, with the exception of: (a) those items set forth on Exhibit F hereto
(which Landlord shall complete on a timely basis), (b) "Minor Space" (as hereinafter defined), (c) mechanical adjustments and (d) minor touch-up, so that the Lease Premises or applicable Portion thereof may be used as set forth in
Section 4.1 hereof (the "Use"); and (ii) a Certificate of Occupancy for Tenant to occupy the Lease Premises or applicable Portion thereof for the Use shall have been obtained and delivered to Tenant by Landlord. "Minor Space" shall mean an amount of square footage of the Lease Premises or applicable Portion thereof that Tenant cannot occupy because such space has not been substantially completed; provided however that Minor Space shall not exceed 1,000 square feet of the total square footage of the Lease Premises or applicable Portion thereof.

2.2.3          Delay  in  Delivering  Possession.
     (a) This Lease shall be neither void nor voidable on account of, nor shall Landlord be liable to Tenant for any loss or damage resulting from, any delay in delivering possession of the Lease Premises to Tenant. In the event that any delay in delivery of possession of the Lease Premises to Tenant, substantially completed, is principally caused by or is principally attributable to the act or neglect of Tenant, its servants, agents, employees or independent contractors (collectively, "Tenant's Acts"), the Commencement Date shall be the date on which possession of the Lease Premises would have been delivered to Tenant, substantially completed, but for the delay caused by Tenant's Acts, and Tenant shall be liable for Rent and all other obligations under this Lease from said Commencement Date.
     (b)    Notwithstanding  anything  to  the  contrary  contained  herein,
     (i) If Landlord has not substantially completed the basement of the Center Building by November 1, 1997, the second floor of the Kirkbride Building by
December 1, 1997, or the first floor of the Kirkbride Building by December 1, 1997 (each such portion of Lease Premises a "Portion," and each such date a "Completion Date"), Tenant shall be entitled to receive a rent credit applicable against the first rent payment(s) due hereunder, equal to two (2) days rent for each one (1) day from the applicable Completion Date to the earlier of: (A) the date on which the applicable Portion of the Lease Premises are substantially complete, (B) the date on which Tenant terminates this Lease as permitted by
Section 2.2.3(b)(ii)(A) hereof, or (C) 45 days after Tenant elects to substantially complete the Lease Premises pursuant to Section 2.2.3(b)(ii)(B) hereof; provided however that such rent credit shall be in a proportionate amount which the square footage of the applicable Portion of the Lease Premises required to be completed by a Completion Date bears to the total square footage of the Leased Premises. Tenant shall have the option to accept or to refuse delivery of each such Portion, substantially completed, prior to the Commencement Date, provided that if Tenant accepts delivery of any such Portion, the rent due for such Portion up to the Commencement Date shall be $5.00 for each square foot of such Portion accepted, and Tenant shall not be entitled to any further rent credit for such Portion accepted; provided however that Tenant shall have the right to reduce the rent payable pursuant to this Section 2.2.3(b)(i) or Section 3.1 hereof, in a proportionate amount which the square footage of the Minor Space bears, as applicable, to the total square footage of the Lease Premises or applicable Portion thereof accepted, until the earlier of:
(A) the date on which such Minor Space or the Lease Premises has been substantially completed, (B) the date on which Tenant terminates this Lease as permitted by Section 2.2.3(b)(ii)(A) hereof, or (C) 45 days after Tenant elects to substantially complete the Lease Premises pursuant to Section 2.2.3(b)(ii)(B) hereof;

     (ii) The entire Lease Premises shall be substantially complete by December 1, 1997. If the entire Lease Premises are not substantially complete by January 30, 1998 for any reason whatsoever, Tenant may elect to either: (A) immediately terminate this Lease without penalty, or (B) substantially complete the Lease Premises, provided however that Tenant shall elect (A) or (B) not later than 10 days after January 30, 1998. In the event that Tenant elects to substantially complete the Lease Premises, Tenant shall have the right to offset the cost thereof against the Rent due hereunder;
      (iii) The provisions of Subsection 2.2.3(b)(i) hereof shall not apply in the event that Landlord's failure to substantially complete the applicable Portion of the Lease Premises by the applicable Completion Date is caused by forces or events not within Landlord's control, except that if the basement of the Center Building is not substantially completed by November 15, 1997, the second floor of the Kirkbride Building is not substantially completed by
December  15,  1997,  or  the  first  floor  of  the  Kirkbride  Building is not substantially completed by December 15, 1997, Tenant shall be entitled to receive a rent credit, applicable against the first rent payment(s) due hereunder, equal to two (2) days rent for each one (1) day from November 15, 1997 with respect to the basement of the Center Building, from December 15, 1997 with respect to the second floor of the Kirkbride Building, or from December 15, 1997 with respect to the first floor of the Kirkbride Building, to the earlier of: (A) the date on which the applicable Portion of the Lease Premises are substantially complete, (B) the date on which Tenant terminates this Lease as permitted by Section 2.2.3(b)(ii)(A) hereof, or (C) 45 days after Tenant elects to substantially complete the Lease Premises pursuant to Section 2.2.3(b)(ii)(B) hereof; provided however that such rent credit shall be in a proportionate amount which the square footage of the applicable Portion of the Lease Premises required to be completed bears to the total square footage of the Leased Premises.
2.3 Removal of Hazardous Substances. Landlord shall be solely liable for the removal or remediation, in compliance with all applicable laws, of any hazardous or toxic substances, or any asbestos, PCBs, lead paint or other contaminants present in, on or under the Lease Premises as of the date hereof, whether now known or discovered during or after Landlord's Work. Landlord shall perform samplings of the Lease Premises prior to commencement of, and at completion of, Landlord's Work to determine the presence of lead paint and asbestos, and shall promptly submit the results of such samplings to Tenant.
2.4 Acceptance of Lease Premises. Taking possession of all or any material portion of the Lease Premises by Tenant shall be conclusive evidence as against Tenant that the Lease Premises have been substantially completed and are in satisfactory condition on the date of taking possession, subject only to (i) those punch list items, written notice of which is given to Landlord prior to the commencement of Tenant's moving into the Lease Premises, (ii) latent defects and deficiencies (if any) listed in writing in a notice delivered by Tenant to Landlord not more than ninety (90) days after the Commencement Date, (iii) with respect to the operation of mechanical systems, latent defects and deficiencies (if any) listed in writing in a written notice from Tenant to Landlord not more than thirty (30) days after one full cycle of operation of such system, and (iv) Landlord's obligation to remove hazardous substances pursuant to Section 2.3 hereof.
3.          RENT  AND  OPERATING  COSTS
3.1 Calculation of Rent. Tenant shall pay to Landlord for the Lease Premises, for each of Lease Years one (1) through five (5), $12.00 per square foot ($409,374 per Lease Year, subject to the Addendum), and for each of Lease Years six (6) through ten (10), $14.00 per square foot ($477,603 per Lease Year, subject to the Addendum) ("Base Rent"). In addition to Base Rent, Tenant shall pay to Landlord for the Lease Premises for each Lease Year after the fifth
(5th) Lease Year, an amount (the "CPI Amount") equal to the lesser of (A) the product of: (i) the percentage increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers published by the Bureau of Labor Statistics of the U.S. Department of Labor, Philadelphia - Wilmington - Trenton Standard Metropolitan Statistical Area, All Items, 1982-84=100 (the "CPI") for the prior Lease Year, or any substituted index customarily used to measure the purchasing price of the dollar satisfactory to Landlord and Tenant, and (ii) Rent for the prior Lease Year, or (B) six percent (6%) of Rent for the prior Lease Year. "Lease Year" means the period, during the Term, beginning on the Commencement Date or the yearly anniversaries of the Commencement Date for each subsequent Lease Year, as the case may be, and ending twelve months thereafter. "Rent" means the sum of: (i) Base Rent, and (ii) all prior increases thereto as a result of application of the CPI Amount.
3.2 Payment of Rent. Rent shall be payable in twelve, equal monthly installments of one-twelfth of Rent for each Lease Year, in advance and without notice, demand, set-off or deduction during the Term, on the first day of each calendar month, commencing thirty (30) days following the Commencement Date. Rent shall be sent to the address of Landlord set forth above, or to such other person or address as Landlord may from time to time designate in writing. In each Lease Year after the sixth (6th) Lease Year, until the CPI Amount is determined for the prior Lease Year, Rent shall be paid based on Rent paid for the prior Lease Year. Tenant shall pay Landlord the additional amount occasioned by the determination of the CPI Amount within thirty (30) days following notice thereof from Landlord.
3.3 Additional Rent. All amounts payable by Tenant to Landlord under this Lease shall be deemed to be Rent and shall be payable and recoverable as Rent in the  manner  herein  provided,  and  Landlord shall have all rights against
Tenant for default in any such payment as in the case of arrears of Rent. Tenant's obligation to pay accrued Rent shall survive the expiration or earlier termination of this Lease.
3.4 Operating Costs. Landlord shall pay all operating costs and real estate taxes with respect to the Campus, Building, and Lease Premises, including utilities,  electricity,  security,  maintenance  and  cleaning.
4.          USE  OF  PREMISES
4.1 Use. The Lease Premises shall be used and occupied solely for the provision of outpatient psychiatric, mental health or medical services to children and adolescents, including physician and administrative offices, and for any other use that is solely in furtherance of its tax-exempt purposes, and for no other purpose.
4.2 Compliance with Laws. The Lease Premises shall be used and occupied in a safe, careful and proper manner so as not to contravene any present or future governmental or quasi-governmental laws, regulations or orders, as well as the requirements of insurers. If after completion of Landlord's Work, due solely to Tenant's use of the Lease Premises, non-structural improvements are necessary to comply with any of the foregoing or with the requirements of insurers, Tenant shall pay the entire cost thereof.
4.3 Nuisance. Tenant shall not cause or maintain any nuisance in or about the Lease Premises and shall keep the Lease Premises free of debris or materials which would attract rodents or vermin, and free of anything of a dangerous, noxious or offensive nature or which could create a fire hazard or increase the cost of casualty or other insurance on the Building or the Lease Premises (through undue load on electrical circuits or otherwise) or cause undue vibration, heat or noise. Tenant shall not use in the Lease Premises sound equipment (such as loudspeakers, broadcasts and telecasts) in a manner able to be seen or heard outside the Lease Premises, nor permit any odors to emanate therefrom, regardless of the nature of Tenant's use, and shall not place or keep any merchandise or other thing in the common areas of the Building or Campus.
4.4 Abandonment. Tenant may, during the Term, abandon the Lease Premises; provided however that Tenant shall give Landlord not less than thirty (30) days prior written notice of its intention to abandon. If Tenant abandons the Lease Premises, Tenant shall remain obligated to perform all terms and comply with all conditions of this Lease, including the payment of Rent and all other amounts hereunder, and so long as Tenant performs all terms and complies with all conditions of this Lease including the provision of notice pursuant to this Section, such abandonment shall not constitute an Event of Default hereunder. Landlord may, but shall not be obligated to, recapture the Lease Premises at any time after Tenant has abandoned the Lease Premises, in which event this Lease shall be terminated. For purposes of this Lease, Tenant shall have "abandoned" the Lease Premises, and "abandonment" shall have occurred, if Tenant has ceased operations in the Lease Premises for a period in excess of fifteen (15) business days without Landlord's prior written consent.
5.          SERVICES,  MAINTENANCE,  REPAIR  AND  ALTERATIONS  BY  LANDLORD
5.1 Operation of Building. During the Term, Landlord shall operate and maintain the Building in accordance with all applicable laws and regulations and with standards from time to time prevailing for buildings of its type and use.
5.2 Landlord Services. Landlord shall provide in the Campus, Building or Lease Premises, as the case may be, the following services ("Landlord Services"):
(a) twenty-four hour, seven days a week access to and egress from the Campus, Building, and Lease Premises;
(b) necessary elevator facilities for twenty-four hour, seven days a week access to the Building and Lease Premises;
(c) twenty-four hour, seven days a week domestic hot and cold running water and necessary supplies in common washrooms sufficient for the normal use thereof by  occupants  in  the  Building;
(d) twenty-four hour, seven days a week heat, air-conditioning and ventilation necessary for the Use of the Building and Lease Premises;
(e) twenty-four hour, seven days a week lighting and electric power for the Leased Premises and the lobbies, elevators, washrooms and stairs of the Building;
(f) cleaning and general maintenance of the Lease Premises, and public areas of the Building and Campus in accordance with the Cleaning and Maintenance
Schedule  attached  hereto  and  made  a  part  hereof  as  Exhibit  C;
(g) twenty-four hours a day, seven days a week security in the Building and on the Campus, pursuant to Exhibit C attached hereto and made a part hereof;
(h) maintenance, repair and replacement of the Building and Lease Premises as set forth in Section 5.4 below.
5.3 Additional Services. If from time to time requested in writing by Tenant, and to the extent that Landlord is reasonably able to do so, Landlord shall provide services in addition to those set out in this Article 5, including, but not limited to, laundry, transportation, food, construction and alterations. Tenant shall pay Landlord for such additional services at such rates as Landlord may from time to time establish.
5.4 Maintenance, Repair and Replacement. Except to the extent the need therefor has resulted from Tenant's fault or negligent act or omission, during the Term, the Landlord shall: (i) maintain, repair and replace the Lease Premises and the Building common areas and systems, facilities and equipment necessary for the proper operation of same (including, but not limited to electrical, plumbing, heating, air-conditioning, ventilating, mechanical, elevators, and sprinklers) and for the provision of Landlord Services hereunder;
     (ii) be responsible for, maintain and repair the foundations, structure, exterior walls and roof of the Building, as well as the parking areas allocated to Tenant; and (iii) repair damage to the Building which Landlord is obligated to insure against under Article 8 hereof, provided that:
(a) if all or part of such systems, facilities and equipment are destroyed, damaged or impaired, Landlord shall have a reasonable time in which to complete the necessary repair or replacement, and during that time Landlord shall be required only to maintain such services as are reasonably possible in the circumstances;
(b) Landlord may temporarily discontinue services or any of them at such times as may be necessary due to causes beyond the reasonable control of Landlord;
(c) Landlord shall use reasonable diligence in carrying out its obligations under this Section, but shall not be liable under any circumstances for any consequential damage to any person or property for any failure to do so;
(d) no reduction or discontinuance of services required under this Article 5 shall be construed as an eviction of Tenant or (except as specifically provided in this Lease) release Tenant from any of Tenant's obligations under this Lease; provided however that Rent shall abate for any period longer than seven (7) days during which Tenant cannot use the Lease Premises or any substantial part thereof; and
(e) nothing contained herein shall derogate from the provisions of Article 15, with respect to damage by fire or other casualty.
If Landlord is required to repair or replace any Lease Premises or Building systems or facilities by reason of Tenant's fault, or negligent act or omission, the cost of such maintenance, repairs or replacements shall be paid by Tenant as additional rent hereunder. Landlord shall have no obligation under this Lease to maintain, repair or replace any of the Furnishings.

5.5 Failure to Maintain. If Landlord fails to perform any obligations under this Article 5 within 30 days after written notice from Tenant (except for emergencies, to which Landlord shall respond promptly), or does not commence and diligently pursue until completion, the performance of such obligations in cases where completion cannot reasonably be accomplished within 30 days, then Tenant's sole and exclusive remedy shall be to terminate this Lease.
5.6          Alterations  by  Landlord.    Landlord  may  from  time  to  time:
(a) make repairs, replacements, changes or additions to the landscaping, structure, elevators, mechanical systems, facilities and equipment in the Campus, Building and Lease Premises;
(b) make changes in or additions to any part of the Building not in or forming part of the Lease Premises; and
(c)          change or alter the location of common areas of the Building or the
Campus;
provided that in doing so: (i) Landlord shall give reasonable advance notice of the same to Tenant, except in case of emergency, and (ii) Landlord shall not disturb or interfere with the Use of the Lease Premises and the operation of Tenant's business, including Tenant's parking rights, any more than is reasonably necessary in the circumstances.
5.7 Access by Landlord. Tenant shall permit Landlord to enter the Lease Premises outside normal business hours, and during normal business hours where such will not unreasonably disturb or interfere with Tenant's use of the Lease Premises and the operation of Tenant's business, to examine, inspect, and show the Lease Premises to persons wishing to lease them, to provide services, to make repairs, replacements, changes or alterations as set out in this Lease, and to take such steps as Landlord may deem necessary for the safety, improvement or preservation of the Lease Premises or the Building. Landlord shall, whenever possible, consult with or give reasonable notice to Tenant prior to such entry, except in the case of an emergency, but no such entry shall constitute  an  eviction  or  entitle  Tenant  to  any  abatement  of  Rent.
5.8 Energy, Conservation and Security Policies. Landlord shall be deemed to have observed and performed the terms and conditions to be performed by
Landlord under this Lease, including those relating to the provision of utilities and services, if in so doing it acts in accordance with a directive, policy or request of a governmental or quasi-governmental authority serving the public interest in the fields of energy, conservation or security. Without limitation of any other provision of this Lease, Tenant shall comply with all reasonable directives of Landlord relative to the conservation of energy and Building security.
6.          REPAIRS,  IMPROVEMENTS  AND  ALTERATIONS  BY  TENANT
6.1 Repairs Resulting from Tenant's Misuse of Lease Premises. Tenant at its own expense shall repair the Lease Premises and all improvements therein, to the extent that the need therefor has resulted from Tenant's misuse of the Lease Premises, including without limitation any damage to the Lease Premises, other than ordinary wear and tear, caused by Tenant or any of its patients.
6.2 Landlord's Entry to Repair. If Tenant fails to repair the Lease Premises as required by Section 6.1 hereof, then on not less than ten days' notice to Tenant (except in the case of emergency), Landlord may enter the Lease
     Premises and perform such obligation without liability to Tenant for any loss or damage to Tenant thereby incurred, and Tenant shall pay Landlord for the cost thereof within ten days of demand therefor.
6.3          Alterations  by  Tenant.
6.3.1 Structural Alterations. Tenant may not make any structural changes, additions and improvements in the Lease Premises without the prior written consent of Landlord. Any alteration, addition or improvement made by Tenant with the consent of Landlord shall become the property of Landlord and shall remain upon the Lease Premises at the expiration or sooner termination of this Lease, unless Landlord shall as a condition to the approval of same cause Tenant to restore the Lease Premises to its condition prior to the making of such alterations or improvements.
6.3.2 Non-Structural Alterations. Tenant may from time to time at its own expense make non-structural changes, additions and improvements in the Lease Premises to better adapt the same to its business, provided that any such change, addition or improvement shall:
(a) comply with the requirements of Landlord's insurer and any governmental or quasi-governmental authority having jurisdiction;
(b) be made only after submission of satisfactory plans and specifications to Landlord, which are approved by Landlord. Landlord shall not unreasonably withhold such approval, and such approval shall be deemed given if Landlord has not responded to Tenant within 15 days after submission by Tenant of such plans and specifications;
(c) equal or exceed the then current standard for the Building, and will not interfere with or injure the Building or any system or facility thereof, as determined  in  Landlord's  sole  and  exclusive  discretion;  and
(d) be carried out only by persons selected by Tenant, who shall, if required by Landlord, deliver to Landlord, before commencement of the work, proof of worker's compensation and public liability and property damage insurance coverage, with Landlord named as an additional insured in amounts, with companies, and in form reasonably satisfactory to Landlord, which shall remain in effect during the entire period in which the work will be carried out.
     Any increase in fire or casualty insurance premiums for the Building attributable to such change, addition or improvement or any other conduct of Tenant shall be borne by Tenant.
6.4 Trade Fixtures and Personal Property. Tenant may install in the Lease Premises, at its own expense, its usual trade fixtures and personal property in a proper manner, provided that no such installation shall interfere with, damage or cause excessive use of, the mechanical or electrical systems or the structure of the Lease Premises or Building, or threaten same. Tenant agrees to promptly repair, at its own expense, any damage to the Lease Premises or Building resulting from such installation.
     All trade fixtures installed by Tenant in the Lease Premises shall be the property of Tenant and shall be removable at the expiration or sooner termination of the term of this Lease or any renewal or extension thereof, provided Tenant shall not at such time be in default under any covenant or agreement contained in this Lease and that Tenant shall promptly repair any damage to the Lease Premises caused by such removal. If Tenant fails to remove any such trade fixtures upon expiration or sooner termination of the term of this Lease, such trade fixtures shall be deemed abandoned and shall become the property of Landlord or, at the option of Landlord may be removed from the Lease Premises and stored for the account of Tenant, at the cost and expense of Tenant, which cost and expenses shall constitute additional rent. Any lighting fixtures, heating and air conditioning equipment, plumbing and electrical systems and fixtures and floor covering shall not be deemed to be trade fixtures whether installed by Tenant or by any other party and shall not be removed from the Lease Premises but shall upon installation become the property of Landlord without any compensation to Tenant.

6.5 Mechanics Liens. Before performing or permitting the performance of any work within the Lease Premises as permitted under any provision of this
Lease or otherwise by Landlord, Tenant shall, at its own cost and expense, take such steps as Landlord might reasonably require in order that no lien for labor or materials will attach to the Furnishings, Lease Premises or Building as a result of such work. Tenant shall pay promptly all persons furnishing labor or materials with respect to any work performed by Tenant or Tenant's contractors in the Lease Premises. No work which Landlord permits Tenant to do shall be deemed for use and benefit of Landlord so that no mechanic's or other lien shall be allowed against the estate of Landlord by reason of any consent given by Landlord to Tenant to improve the Lease Premises. Tenant shall not permit any mechanics' or other lien or claim for lien or notice in respect thereto to be filed against the Lease Premises, or any fixtures, equipment, furnishings or the Furnishings contained therein. If any such lien, notice or claim for lien is made or filed, Tenant shall within ten (10) days after notice of filing thereof cause said lien, notice or claim for lien to be effectively removed and discharged of record; provided, however, that Tenant shall have the right to contest the amount or validity, in whole or in part, of any such lien, notice or claim by appropriate proceedings, but in such event Tenant shall promptly bond such lien, notice or claim with a surety company satisfactory to Landlord and shall prosecute such proceedings with all due diligence and dispatch. If Tenant fails to discharge or bond such lien, Landlord may at its election remove or discharge such lien, notice or claim by paying the full amount thereof, or otherwise, and without any investigation or contest of the validity thereof, and Tenant shall pay to Landlord upon demand, as additional rent, the amount paid by the Landlord including Landlord's costs, expenses and counsel fees.
6.6          Signs.
(a) With respect to signs, lettering or designs (collectively, "Signs") which are affixed or inscribed in the Lease Premises and are not visible from the exterior of the Building, Tenant shall pay for the costs thereof, and Tenant shall have the sole and exclusive right to determine the appearance thereof and prepare such Signs.
(b) With respect to Signs which are affixed or inscribed in the Lease Premises and are visible from the exterior of the Building, Tenant shall pay for the costs thereof, and Landlord shall have the right after consultation with Tenant to determine the appearance thereof and prepare such Signs.
(c) With respect to Signs which are inscribed or affixed to the outside of the Building or to any part of the Campus, Landlord shall pay for the costs thereof, and shall have the right after consultation with Tenant to determine the appearance thereof and prepare such Signs.
6.7          Furnishings
6.7.1 Furnishings Leased As Is, Where Is. Landlord makes no representation or warranty with respect to the condition, quality, merchantability, or fitness, including any implied warranty of merchantability or fitness for particular purpose, for any purpose or with respect to any item of the Furnishings, or any other representation or warranty, express or implied, with respect thereto, except that Landlord warrants that Landlord is the owner of the Furnishings. Tenant hereby releases Landlord from all claims that any item of Furnishings is inadequate or defi-cient in any way and from all claims for interruption, delay or loss of service or business or arising from injury from the use thereof, or for consequential damages of any nature (except claims arising from the gross
negligence  or  willful  mis-conduct  of  Landlord  or  its  agents).    Tenant
understands  that  it  is  renting  the  Furnishings  AS  IS,  WHERE  IS.
6.7.2 Location and Identification. Tenant shall return to Landlord any item of Furnishings that Tenant ceases to use. Tenant shall not change or remove any insignia or lettering which may, now or hereafter be placed on the Furnishings indicating Landlord's ownership thereof, and upon request of Landlord, Tenant shall affix to any item of Furnishings, in a prominent place, labels, plates or other markings supplied by Landlord stating that the Furnishings are owned by Landlord.
6.7.3 Use and Maintenance; Alterations and Additions. Tenant shall use each item of Furnishings solely in the conduct of its business, and in a careful and proper manner. Tenant shall not make any material alterations to any item of Furnishings without the prior written consent of Landlord. All accessories and parts for the Furnishings which are added to or become attached to any item of Furnishings shall immediately become the property of Landlord and shall be deemed incor-porated in that item or items of Furnishings and subject to the terms of this Lease as if originally leased hereunder.
6.7.4 Loss and Damage. Tenant hereby assumes and shall bear the entire risk of loss of and damage to each item of Furnishings from any and every cause whatsoever. No loss of or damage to any item of Furnishings or any part thereof shall impair any obligation of Tenant under this Lease, which shall continue in full force and effect.
6.7.5 Title, Liens and Recording. Title to each item of Furnishings shall at all times remain in Landlord. Tenant shall at all times keep Furnishings free and clear from all claims, levies, security interests, attachments, liens, encumbrances and charges and other judicial process and claims of persons claiming through Tenant of every kind whatsoever, and Tenant shall give Landlord imme-diate written notice thereof and shall indemnify and save Landlord harmless from any damage caused thereby.
7.          TAXES
7.1 Landlord's Taxes. Landlord shall pay every real estate tax, assessment and other charge, excepting taxes to be paid by Tenant pursuant to Section 7.2 hereof, which is imposed, levied, assessed or charged by any governmental or quasi-governmental authority having jurisdiction, and which is payable in respect of the Building or the Campus.
7.2          Tenant's  Taxes.   Tenant shall pay, before delinquency, every tax,
payment in lieu of tax, assessment, license fee, excise and other charge, however described, which is imposed, levied, assessed or charged upon Tenant by any governmental or quasi-governmental authority having jurisdiction, except to the extent Tenant is exempt therefrom, and which is payable in respect of the Lease Premises upon or on account of:
(a) operations at, occupancy of, or conduct of business in or from the Lease Premises by Tenant or with Tenant's permission; Tenant has advised Landlord that  Tenant  is  exempt  from  Philadelphia  use  and  occupancy  tax;
(b) fixtures or personal property in the Lease Premises which do not belong to the Landlord; and
(c) the Rent paid or payable by Tenant to Landlord for the Lease Premises or for the use and occupancy of all or any part thereof, excluding any income, franchise,  capital  stock  or  similar  tax  of  Landlord.
7.3 Right to Contest. Landlord and Tenant shall each have the right to contest, in good faith, the validity or amount of any tax, assessment, license fee, excise fee and other charge which it is responsible to pay under this
Article 7, provided that no contest by Tenant may be undertaken unless Tenant shall deposit with Landlord, in escrow, adequate and sufficient security against any loss or damage which may ensue or involve the possibility of forfeiture, sale or disturbance of Landlord's interest in the Lease Premises, Building or Campus. Upon the final determination of any contest by Tenant, or earlier if necessary to avoid forfeiture, sale or disturbance of Landlord's interest in the Lease Premises, Landlord may utilize all or any portion of the escrow to satisfy such tax, assessment, license fee, excise fee or other amounts, and Tenant shall immediately pay to Landlord any excess found to be due, together with any costs, penalties and interest, over such escrowed amount.
8.          INSURANCE
8.1 Landlord's Insurance. During the Term, Landlord shall carry such fire and extended coverage insurance covering the Building as Landlord deems necessary, but in any event Landlord shall maintain with a reputable insurance company so-called all-risk insurance on the Lease Premises on a 100% replacement basis for all portions of the Lease Premises above the foundation and footings (excluding the contents of the Lease Premises). If there shall be any increase in premiums that may be charged during the term of this Lease on any public liability, casualty, fire and extended coverage insurance or any other insurance carried by Landlord on the Lease Premises caused by Tenant, any act or omission of Tenant, or Tenant's business operations, Landlord shall notify Tenant thereof, and unless Tenant cures the cause thereof with all due diligence within ten (10) days, Tenant shall pay as additional rent hereunder the amount of such increased premiums.
8.2 Tenant's Insurance. Commencing on the Commencement Date and throughout the Term, and so long as Tenant or any party claiming under Tenant remains in possession of the Lease Premises, Tenant shall obtain, main-tain and pay for the following  types  of  insurance  policies:
(a) commercial general liability insurance covering the Lease Premises and the business operated by Tenant in the Lease Premises, naming Landlord, and if requested by Landlord in writing, any lender of Landlord as additional insured, with a reputable insurance company having a Best's Rating of at least A-/VI, with a minimum limit of One Million Dollars ($1,000,000) for injury, death, or damage to property per occurrence, and not less than Five Million Dollars ($5,000,000) in the aggregate.
(b) fire and extended coverage insurance for the full replacement value of the improvements made by Tenant and Tenant's equipment in the Lease Premises, with no coinsurance.
(c) with respect to all Tenant's employees working in the Lease Premises, adequate liability and workmen's compensation insurance.

                                All insurance policies required to be maintained
by Tenant under this Lease shall be with insurance companies licensed to do busi-ness in the Commonwealth of Pennsylvania. Certifi-cates of such insurance shall be delivered to Landlord prior to the date Tenant takes possession of the Lease Premises, with renewals thereof delivered to Landlord, upon request, a minimum of twenty (20) days prior to the expiration of any of such policies. If requested to do so by Landlord pursuant to a request of any lender of Landlord, Tenant shall also provide Landlord with copies of the pertinent portions of all such policies. Tenant shall endeavor to obtain an agreement by the insurer that such policy shall not be canceled without twenty (20) days prior notice to Landlord by certified mail. If Tenant fails to deliver any of the certificates as required herein and if such failure continues for more than ten (10) business days after notice thereof, Landlord may procure such insurance at the cost of Tenant and pay the premiums thereon. Such premiums shall be deemed additional rent and shall be payable by Tenant to Landlord together with interest immediately upon demand. Tenant shall perform and satisfy the reasonable requirements of, and shall not materially violate nor permit violation by any of its employees, visitors, invitees, guests or licensees of any of the conditions and provisions contained in, the insurance policies provided for hereunder.
               Tenant shall have the option to self-insure any or all of the insurance required of Tenant in this Section, if and only if Tenant self-insures its other health care operations on the same basis with respect to the items of insurance for which Tenant has opted to self-insure hereunder.
8.3          Waiver  of  Subrogation.    [Intentionally  deleted.]
9.          LIABILITY  FOR  DAMAGE
9.1 Damage to Property of Tenant. In addition to and not in limitation of any of the foregoing provisions, Tenant covenants and agrees that all Tenant's furniture, fixtures and property of every kind, nature and description which may be in or upon the Lease Premises or Building, in the public corridors, or on the sidewalks, areaways and approaches adjacent thereto, during the Term hereof, shall be at the sole risk and hazard of Tenant, and that if the whole or any part thereof shall be damaged, destroyed, stolen or removed for any cause or reason whatsoever, said damage or loss shall be charged to or borne by Landlord only if and to the extent such damage has resulted from Landlord's negligence or willful misconduct.
9.2 Injury and Damage. Unless caused by or due to the negligence or willful misconduct of Landlord, or its agents, servants or employees, Landlord shall not be liable to Tenant for any injury or damage to persons or property in the Lease Premises: (i) resulting from fire, explosion, falling plaster, steam, gas, electricity, electrical disturbance, water, rain or snow or leaks from any part of the Building or from the pipes, appliances or plumbing works or from the roof, street or subsurface or from any other place or by dampness or by any other cause of whatever nature, or (ii) caused by operations in construction of any private, public or quasi-public work.
10.          INDEMNIFICATION
10.1 Indemnification in Favor of Landlord. Tenant hereby indemnifies and covenants to save Landlord harmless from and against any and all claims, liabilities, demands, causes of action, judgments or losses suffered, sustained or required to be paid by Landlord, which may be asserted by or on behalf of any person,  firm,  corporation,  public  authority  or  other  entity:
(a) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring on the Lease Premises on account of or based upon the act, omission, fault, negligence or misconduct of any person other than Landlord or its servants, agents or employees;
(b) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring in or about the Building and Campus, and other than on the Lease Premises (and, in particular, without limiting the generality of the foregoing, on or about the elevators, stairways, public corridors, sidewalks, concourses, arcades, approaches, areaways, roof or other appurtenances and facilities used in connection with the Building or the Lease Premises) arising out of the Use and the occupancy of the Lease Premises by Tenant or by any person claiming by, through or under Tenant, and caused by the act, omission, fault, negligence or misconduct of any person other than Landlord or its servants, agents or employees, and in addition to and not in limitation of the foregoing subdivision (a);
(c) On account of or based upon (including moneys due on account of) any work or thing whatsoever done (other than by Landlord or its contractors, or agents or employees of either) on the Lease Premises during the Term and during the period of time, if any, prior to the Commencement Date when Tenant may have been given access to the Lease Premises;
(d) On account of , based upon or arising out of Tenant's operation of its business on, and the Use of, the Lease Premises, and to the extent applicable, the Building and Campus, including the use made by Tenant of the Furnishings; and
(e) In respect of any of the foregoing, from and against all costs, expenses (including, without limitation, reasonable attorneys' costs and fees) and liabilities incurred by Landlord in connection with any such claim, or any action or proceeding brought thereon; and in case any action or proceeding is brought against Landlord by reason of any such claim, Tenant upon notice from Landlord shall at Tenant's expense resist or defend such action or proceeding and employ counsel thereof reasonably satisfactory to Landlord, it being agreed that such counsel as may act for insurance underwriters of Tenant engaged in such defense shall be deemed satisfactory.
10.2          Indemnification  in Favor of Tenant.  Subject to the provisions of
Article 9 hereof, Landlord hereby indemnifies and covenants to save Tenant harmless from and against any and all claims, liabilities, demands, causes of action, judgments or losses asserted by or on behalf of any person, firm, corporation, public authority or other entity:
(a) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring on the Campus or Building other than the Lease Premises on account of or based upon the act, omission, fault, negligence or misconduct of any person other than Tenant or its servants, agents or employees;
(b) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring in or about the Building and other than on the Lease Premises (and, in particular, without limiting the generality of the foregoing, on or about the elevators, stairways, public corridors, sidewalks, concourses, arcades, approaches, areaways, roof or other appurtenances and facilities used in connection with the Building or the Lease Premises) arising out of the use or occupancy of the Building by Landlord or by any person claiming by, through or under Landlord, and caused by the act, omission, fault, negligence or misconduct of any person other than Tenant or its servants, agents or employees, and in addition to and not in limitation of the foregoing subdivision (a);
(c) On account of or based upon (including moneys due on account of) any work or thing whatsoever done (other than by Tenant or its contractors, or agents or employees of either) on the Campus or Building (other than the Lease Premises) during the Lease Term; and
(d) In respect of any of the foregoing, from and against all costs, expenses (including, without limitation, reasonable attorneys' fees) and liabilities incurred in or in connection with any such claim, or any action or proceeding brought thereon; and in case any action or proceeding is brought against Tenant by reason of any such claim, Landlord upon notice from Tenant shall at Landlord's expense resist or defend such action or proceeding and employ counsel thereof reasonably satisfactory to Tenant, it being agreed that such counsel as may act for insurance underwriters of Landlord engaged in such defense shall be deemed satisfactory.
11.          ASSIGNMENT  AND  SUBLETTING
11.1       No Assignment or Subletting.  Except as specifically provided in this
Article 11, Tenant shall not assign or transfer this Lease or any interest therein or sublet or in any way part with possession of all or any part of the Lease Premises, or permit all or any part of the Lease Premises to be used or occupied by any other person either voluntarily or by operation of law. Any assignment, transfer or subletting or purported assignment, transfer or subletting, except as specifically provided herein, shall be null and void and of no force and effect.
11.2 First Offer to Landlord. If Tenant wishes to assign this Lease or sublet all or any part of the Lease Premises (other than as permitted below), Tenant shall first offer in writing to assign or sublet (as the case may be) the
     Leased Premises to Landlord on the same terms and conditions and for the same Rent as provided in this Lease. Any such first offer shall be deemed to have been rejected unless within thirty days of receipt thereof, Landlord delivers written notice of acceptance to Tenant.
11.3          Permitted  Assignments.
(a) With prior notice to Landlord (but without written consent), Tenant may assign this Lease or sublet all or any part of the Lease Premises to any entity which: (i) is organized under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) is controlled by or in common control with Tenant or is an affiliated practice plan of Tenant, and (iii) will use the Lease Premises solely in furtherance of its tax-exempt purposes.
(b) It shall be a condition to the validity of any permitted assignment or subletting that the Landlord receive (i) an original written instrument of assignment or sublease executed by the Tenant and assignee or sub-tenant, (ii) a written assumption of this Lease in form and substance reasonably satisfactory to Landlord and executed by the assignee or sub-tenant, and (iii) a written affirmation from the Tenant and any guarantor of the Tenant's obligations under the Lease of their continuing liability for all obligations under the Lease, notwithstanding the assignment or sublease.
11.4 Tenant's Obligations Continue. No assignment, transfer or subletting (or use or occupation of the Lease Premises by any other person) which is permitted under this Article 11 shall in any way release or relieve Tenant of its obligations under this Lease, unless such release or relief is specifically granted by Landlord to Tenant in writing.
11.5 Subsequent Assignments. Landlord's consent to an assignment, transfer or subletting (or use or occupation of the Lease Premises by any other person) shall not be deemed to be a consent to any subsequent or other assignment, transfer, subletting, use or occupation, including without limitation a reassignment to a person who was a prior tenant or occupant of the Lease Premises.
12.          SURRENDER  AND  HOLDING  OVER
12.1 Possession. Upon the expiration or other termination of the Term, Tenant shall immediately quit and surrender possession of the Lease Premises and
     Furnishings; remove from the Lease Premises all of Tenant's furniture, trade fixtures, equipment, and personal property; and restore the Lease Premises and Furnishings to substantially the condition in which Tenant was required to maintain the Lease Premises and Furnishings, excepting only reasonable wear and tear and damage covered by Landlord's insurance under Article 8 hereof. Upon such surrender, all right, title and interest of Tenant in the Lease Premises and Furnishings shall cease.
12.2 Merger. The voluntary or other surrender of this Lease by Tenant or the cancellation of this Lease by mutual agreement of Tenant and Landlord shall not work a merger, and shall, at Landlord's option, terminate all or any subleases and subtenancies or operate as an assignment to Landlord of all or any subleases or subtenancies. Landlord's option hereunder shall be exercised by notice to Tenant and all known sublessees or subtenants in the Lease Premises or any part thereof.
12.3 Payments After Termination. No payments of money by Tenant to Landlord, or performance of any obligation by Tenant after the expiration or other termination of the Term or after the giving of any notice of termination by Landlord to Tenant, shall reinstate, continue or extend the Term or make ineffective any notice given to Tenant prior to the payment of such money, except payment or performance during any grace period expressly provided herein.
     After the service of notice or the commencement of a suit, or after final judgment granting Landlord possession of the Lease Premises, Landlord may receive and collect any sums of Rent due under the Lease, and the payment thereof shall not make ineffective any notice or in any manner affect any pending suit or any judgment theretofore obtained.
12.4 Holding Over. If Tenant remains in possession of the Lease Premises after the expiration of the Term or other termination of this Lease, Tenant shall be deemed to be occupying the Lease Premises on a month to month tenancy, which hold-over tenancy shall be subject to all conditions, covenants and agreements of this Lease, except any right of renewal. Such hold-over tenancy may be terminated by Landlord or Tenant by delivery of written notice of termination to the other at least 60 days prior to expiration of the term of the hold-over tenancy. If Tenant remains in possession of the Lease Premises after expiration of the term of such hold-over tenancy, Tenant shall pay a monthly charge for the use and occupancy of the Leased Premises equal to, in addition to all other sums due under this Lease, 1.5 times the Rent determined in accordance with Article 3 hereof.
13.          RULES  AND  REGULATIONS
13.1 Rules and Regulations. Landlord may adopt reasonable rules and regulations for the safety, benefit and convenience of all tenants and other persons in the Building and on the Campus ("Rules and Regulations"). Tenant shall at all times comply with, and shall cause its employees, agents, licensees and invitees to comply with, such Rules and Regulations from time to time in effect. Any Rules and Regulations which are adopted, and any modifications or amendments to such Rules and Regulations, (a) shall not be specifically repugnant to any provision of this Lease; (b) shall have general application to all tenants in the building similarly situated; and (c) shall be effective only upon delivery of a copy thereof to Tenant at the Lease Premises. Landlord shall not be responsible to Tenant for failure of any person to comply with such Rules and Regulations, nor for any failure to enforce the same in any particular instance.
14.          EMINENT  DOMAIN
14.1 Total Taking. If, during the Term, all of the Lease Premises or the Building shall be permanently taken for any public or quasi-public use under any statute or by right of eminent domain, or purchased under threat of such taking (a "Taking"), this Lease shall automatically terminate on the date on which the condemning authority takes possession of the Lease Premises (hereinafter called the "date of such Taking").
14.2 Partial Taking. If, during the Term, only part of the Building or Lease Premises is permanently taken as set out in Article 14.1, then:
(a) if, in the reasonable opinion of Landlord, substantial alteration or reconstruction of the Building is necessary or desirable as a result thereof, whether or not the Lease Premises are or may be affected, Landlord shall have the right to terminate this Lease by giving the Tenant at least 30 days written notice of such termination; and
(b) if (i) more than one-third of the number of square feet in the Lease Premises is included in such Taking or (ii) the Lease Premises shall be deprived of suitable means of access on a permanent basis, or (iii) for any other reason such partial Taking of the Lease Premises materially adversely impacts the Tenant's ability to carry on its business, then Landlord and Tenant shall each have the right to terminate this Lease by giving the other at least 30 days written notice thereof.
14.3 Termination of Lease. If either party exercises its right of termination under this Article 14, this Lease shall terminate on the date stated
     in the notice, provided, however that no termination pursuant to notice hereunder may occur later than sixty (60) days after the date of a Taking. On any such date of termination, Tenant shall promptly surrender to Landlord the Lease Premises and all its interests therein under this Lease. Landlord may re-enter and take possession of the Lease Premises and the Rent shall abate on the date of termination.
14.4 Continuation of Lease. If a portion of the Building or Lease Premises (but less than the whole thereof) is Taken, and no rights of termination herein conferred are timely exercised, this Lease shall continue in full force and effect except that Lease Premises shall be reduced by the portion taken, if any, on the date of such Taking. In such event, the Rent payable hereunder shall be adjusted proportionately by Landlord in order to account for the reduction in the number of square feet in the Lease Premises, and Landlord shall reconstruct the balance of the Lease Premises to an architectural whole to the extent of the condemnation awards actually received by it, subject to the rights of any mortgagee.
14.5     Awards.  Upon any such Taking, whether or not this Lease is terminated:
(a) Landlord shall be entitled to receive and retain the entire award or consideration for the affected Campus, Building, and improvements, and Tenant shall not have nor advance any claim against Landlord for the value of its property or its leasehold estate or the unexpired Term of the Lease, or for any business interruption expense or any other damages arising out of such Taking.
(b) Tenant shall be entitled to seek on its own account from the condemning authority and receive and retain any award for compensation attributable to the Taking of Tenant's trade fixtures and equipment and for the removal or relocation of its business.
(c) If any such award made or compensation paid to either party specifically includes an award or amount for the other, the party first receiving the same  shall  promptly  account  therefor  to  the  other.
14.6 Temporary Taking. In the event of any so-called temporary taking of all or part of the Lease Premises for public or quasi public use for a period of less than 120 days (or a period which in Landlord's judgment is likely to be less than 120 days) this Lease and the terms hereof shall continue, including, without limitation, the obligation to pay Rent and all other sums hereunder. Tenant shall receive all awards or consideration on account thereof up to the amount of said Rent and other sums actually paid to Landlord, and reasonable costs and expenses incurred by Tenant in connection with the temporary relocation of its business, if any, and the balance shall be the property of Landlord.
15.          DAMAGE  BY  FIRE  OR  OTHER  CASUALTY
15.1 Damage to Lease Premises. If all or part of the Lease Premises are rendered untenantable by damage from fire or other casualty which, in the reasonable opinion of an architect selected by Landlord, cannot be substantially repaired  under  applicable laws and governmental regulations within ninety
(90) days from the date of such casualty (employing normal construction methods without overtime or other premium and utilizing insurance proceeds recoverable by Landlord under its then existing insurance coverage), then either Landlord or Tenant may elect to terminate this Lease as of the date of such casualty by written notice delivered to the other not more than ten (10) days after receipt of such architect's opinion. If neither Landlord nor Tenant shall so terminate this Lease, Landlord shall forthwith at its own expense, to the extent of insurance proceeds actually received by Landlord on account of such fire or other casualty, subject to the rights of any mortgagee, repair such damage, other than damage to improvements, furniture, chattels or trade fixtures which do not belong to Landlord or which were originally constructed by Tenant, and other than damage due to the negligence or default of Tenant, which Tenant shall repair. Upon substantial completion of Landlord's work as aforesaid, Tenant shall promptly reconstruct and re-fixture the Lease Premises as required to conduct its business.
15.2 Abatement. If, as a result of a fire or other casualty, work is required to repair damage to all or part of the Lease Premises under Section 15.1, the Rent payable by Tenant hereunder shall be proportionately reduced to the extent that the Lease Premises are thereby rendered unusable by Tenant in its business, from the date of such casualty until five days after completion by
     Landlord of the repairs to the Lease Premises (or the part thereof rendered untenantable), whichever first occurs. Notwithstanding anything contained in this Article 15, Rent payable by Tenant hereunder shall not be abated if the damage is caused by any act or omission of Tenant, its agents, servants, employees or any other person entering upon the Lease Premises under express or implied invitation of Tenant.
15.3 Major Damage to Building. If all or a substantial part of the Building (whether or not including the Lease Premises) is rendered untenantable by damage from fire or other casualty to such a material extent that in the reasonable opinion of Landlord the Building must be totally or partially demolished or reconstructed, Landlord may elect to terminate this Lease as of the date of such casualty by written notice delivered to Tenant not more than sixty (60) days after the date of such casualty.
15.4 Limitation on Landlord's Liability. Except as specifically provided in this Article 15, and to the fullest extent permitted by law, there shall be no reduction of Rent and Landlord shall have no liability to Tenant by reason of any injury to or interference with Tenant's business or property arising from fire or other casualty, howsoever caused, or from the making of any repairs resulting therefrom in or to any portion of the Building or the Lease Premises.
16.          TRANSFERS  BY  LANDLORD
16.1 Subordination. This Lease and the rights of Tenant hereunder, shall be subject and subordinate in all respects to any and all mortgages, deeds of trust and over leases now or hereafter placed on the Building or Campus, and to all renewals, modifications, consolidations, replacements and extensions thereof and to any advances secured by any of the foregoing regardless of when made; provided however that in each case such subordination is conditioned upon receipt by Tenant of a non-disturbance agreement reasonably satisfactory to Tenant.
16.2 Attornment. If the interest of Landlord is transferred to any person (a "Transferee") by reason of sale, foreclosure, other proceedings for enforcement of any such mortgage or deed of trust, delivery of a deed in lieu of such foreclosure, termination of any overlease, Tenant shall attorn to such Transferee. In such a case, this Lease shall continue in full force and effect as a direct lease between Transferee and Tenant, upon all of the same terms, conditions and covenants as are set forth in this Lease except that after such attornment, Transferee shall not be:
(a) liable for any act or omission of Landlord (other than ongoing Landlord defaults); or
(b) subject to any offsets or defenses which Tenant might have against Landlord (other than ongoing Landlord defaults); or
(c) bound by any prepayment by Tenant of more than one month's installment of Rent, or by any previous modification of this Lease, unless such repayment or modification  shall  have  been  approved  in  writing  by  Transferee.
16.3 Effect of Transfer. A sale, conveyance, assignment or other transfer of the Building (a "Transfer") shall operate to release Landlord from liability for all of the covenants, terms and conditions of this Lease, express or implied, except any liabilities which relate to the period prior to the date of such Transfer. After the date of a Transfer, Tenant shall look solely to
Landlord's  successor  in  interest  to  this  Lease.
16.4 Execution of Instruments. The subordination and attornment provisions of this Article 16 shall be self-operating and no further instrument shall be required. Nevertheless, Tenant, on request by and without cost to Landlord or any successor in interest or Transferee, shall execute and deliver any and all instruments further evidencing such subordination and (where applicable hereunder) attornment, and if Tenant shall fail to do so, Landlord may do so as Tenant's duly authorized attorney-in-fact, which appointment shall be deemed to be irrevocable and coupled with an interest.
17.          NOTICES,  ACKNOWLEDGMENTS,  AUTHORITIES  FOR  ACTION
17.1 Notices. Any notice from one party to the other required or otherwise to be given hereunder shall be in writing and shall be deemed duly served if (i)
     hand delivered, (ii) delivered by a nationally recognized delivery service (such as Federal Express, UPS or DHL), or (iii) mailed by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If  to  Tenant:                    The  Children's Hospital of Philadelphia
     34th  Street  and  Civic  Center  Boulevard.,
     Philadelphia,  PA  19104
Attn:  Director  of  Facilities  Management

     If  to  Landlord:          CoreCare  Behavioral  Health  Management,  Inc.
     CoreCare  Realty  Corp.
111  N.  49th  Street
Philadelphia,  PA,  19139
Attn:  Rose  D'Ottavio,  President

Any notice shall be deemed to have been given at the time of receipt or, if mailed, five (5) days after the date of mailing thereof, whichever shall be earlier. Either party shall have the right to designate by notice, in the manner set forth above, a different address to which notices are to be sent and additional parties to whom copies of notices shall be sent in like manner.
17.2          Estoppel  Certificates.
     Each of the parties hereto shall at any time and from time to time upon not less than ten (10) business days prior notice from the other execute, acknowledge and deliver a written statement substantially in the form of Exhibit E, certifying to the extent that the same are, in fact, true:
(a) that the Lease is in full force and effect, subject only to such modifications (if any) as may be set out therein;
(b) that the Tenant is in possession of the Lease Premises and paying Rent as provided in this Lease;
(c)          the  dates  (if  any)  to  which  Rent  is  paid  in  advance;
(d) that there are not, to such party's knowledge, any uncured defaults on the part of the other party hereunder, or specifying such defaults if any are claimed; and
(e) as to any other matter the other party or any mortgagee or over lessor shall reasonably require.
     Any such statement may be relied upon by any prospective transferee or encumbrancer of all or any portion of the Building or Campus, or any assignee of such persons. If Tenant fails to timely deliver such statement, Tenant shall be deemed to have acknowledged that this Lease is in full force and effect, without modifications except as may be represented by Landlord, and that there are no uncured defaults in Landlord's performance.
18.          DEFAULT  AND  REMEDIES
18.1          Tenant's  Default.  If  and  whenever:
(a) part or all of the Rent is not paid when due, and such default continues for ten (10) days after demand therefor; or
(b) the estate of Tenant or any goods, chattels or equipment of Tenant is taken in execution or in attachment or if a writ of execution or the equivalent is issued against Tenant; or
(c) Tenant becomes insolvent or commits an act of bankruptcy or becomes bankrupt or takes the benefit of any statute that may be in force for bankrupt or insolvent debtors or becomes involved in voluntary or involuntary winding-up proceedings or if a receiver shall be appointed for the business, property, affairs or revenues of Tenant; or
(d) Tenant makes a bulk sale of its goods or moves or commences, attempts or threatens to move its goods, chattels and equipment out of the Lease Premises
     (other than in the normal course of its business), or abandons the Lease Premises without having given to Landlord the notice provided for in Section 4.4 hereof; or
(e) Tenant fails to observe, perform and keep each and every of the covenants, agreements, provisions, stipulations and conditions herein contained to be observed, performed and kept by Tenant (other than payment of Rent) and persists in such failure after thirty (30) days notice by Landlord requiring that Tenant remedy, correct, desist or comply (or if any such breach would reasonably require more than thirty (30) days to rectify, unless Tenant commences rectification within the thirty (30) day notice period and thereafter promptly and effectively and continuously proceeds with the rectification of the breach);  then
     Landlord shall have the right, immediately or at any time thereafter, to enter upon the Lease Premises or any part thereof in the name of the whole and repossess the same as of its former estate and expel Tenant and those claiming by, through or under it, and remove their goods and effects without breach of the peace and store the same on behalf of Tenant without being deemed guilty of any manner of trespass and without prejudice to any remedies which might otherwise be used for arrears of Rent or other payments or preceding breach of covenant, and upon entry as aforesaid this Lease shall be terminated. Landlord, at its election, may effect such termination by written notice to Tenant to that effect, which shall have the same force as an entry for breach as provided in this Article. In case of such termination, or in case of termination under the provisions of any law by reason of the default of Tenant, Tenant shall immediately  vacate  and  surrender  the  Lease  Premises.
     Immediately upon the occurrence of an event of default by Tenant, Tenant shall pay to Landlord, and Landlord shall receive, the sum of: (i) Rent, and all other amounts due to Landlord under this Lease, up to the time of said termination ("Pre-Default Amount"), plus (ii) as liquidated damages, a sum equal to the present value of Rent, and all other amounts due to Landlord under this Lease, for the remainder of the Term ("Accelerated Amount").
In the alternative, Landlord may reenter the Premises and use commercially reasonable efforts to relet the Premises or any part thereof for such term or terms (which may be for a term extending beyond the Term of this Lease) and at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable. Landlord may make such alterations and repairs as Landlord deems necessary in order to relet the Premises. Upon each such reletting, all rentals received by Landlord from such reletting ("Future Rent") shall be held by Landlord and applied in the following order of priority: first, applied to the payment of any costs and expenses of such reletting, including brokerage fees, reasonable attorneys' fees and costs of such alterations and repairs; second, credited to payment of the Pre-Default Amount to the extent Tenant has not paid the Pre-Default Amount to such date; and third, credited to payment of the Accelerated Amount to the extent Tenant has not paid the Accelerated Amount to such date. At such time as the Accelerated Amount has been paid in full, all Future Rent shall be retained by Landlord. Tenant shall be liable to Landlord for payment of the Pre-Default Amount and the Accelerated Amount, to the extent such Pre-Default Amount and Accelerated Amount exceed Future Rent.
Notwithstanding anything to the contrary herein, Landlord's exercise of its option to receive the Pre-Default Amount and the Accelerated Amount shall not in any way prejudice Landlord's right to subsequently reenter and relet the Lease Premises; nor shall Landlord's exercise of its option to reenter and relet the Lease Premises in any way prejudice Landlord's right to subsequently receive the Pre-Default Amount and the Accelerated Amount.
18.2 Interest and Costs. Without limitation on any other provision hereof or remedy at law or in equity, Tenant shall pay monthly to Landlord interest at a rate equal to the lesser of (i) the base rate from time to time charged by Citibank plus 3% per annum or (ii) the maximum rate permitted by applicable law, upon all Rent and other sums required to be paid hereunder from ten (10) days after the due date thereof until the same is fully paid and for payment thereof until the same is fully paid and satisfied. Tenant shall indemnify Landlord against all costs and charges (including reasonable legal fees, but excluding consequential damages) lawfully and reasonably incurred in enforcing payment thereof, or in obtaining possession of the Lease Premises after default of Tenant or upon expiration or earlier termination of the Term of this Lease, or in enforcing any covenant, provision or agreement of Tenant herein contained.
18.3 Right of Landlord to Perform Covenants. All covenants and agreements to be performed by Tenant under any of the terms of this Lease shall be performed by Tenant, at Tenant's sole cost and expense, and without any abatement of Rent, counterclaim, deduction or set-off. If Tenant shall fail to perform any act on its part to be performed hereunder, and such failure shall continue for 10 days after notice thereof from Landlord, Landlord may (but shall not be obligated so to do) perform such act, without waiving or releasing Tenant from any of its obligations relative thereto. All sums paid or costs incurred by Landlord in so performing such acts, together with interest thereon at the rate set out in Section 18.2 hereof, from the date each such payment was made or each such cost incurred by Landlord, shall be payable by Tenant to Landlord on demand.
18.4 Remedies Cumulative. No reference to nor exercise of any specific right or remedy by Landlord shall prejudice or preclude Landlord from exercising or invoking any other remedy in respect thereof, whether allowed at law or in equity or expressly provided for herein. No such remedy shall be exclusive of or dependent upon the exercise of any other remedy. All remedies shall be cumulative and concurrent.
18.5 Landlord's Default. In no case shall Landlord be deemed to be in default under this Lease unless Tenant shall have first given Landlord notice in writing specifying the nature of the default complained of and that Landlord shall have failed to cure said default within thirty (30) days or if such default is not reasonably capable of being cured within thirty (30) days, then if Landlord has not commenced to cure such default within thirty (30) days and thereafter is diligently prosecuting such cure to completion. Tenant's sole remedy in the event of a Landlord default shall be to bring suit for the collection of any amounts for which Landlord may be in default, or for the performance of any covenant or agreement devolving upon Landlord, together with Tenant's reasonable attorneys' fees and expenses incurred in the prosecution thereof. Landlord shall pay monthly to Tenant interest at a rate equal to the lesser of (i) the base rate from time to time charged by Citibank plus 3% per annum or (ii) the maximum rate permitted by applicable law, upon all such amounts for which Landlord may be in default from ten (10) days after the due date thereof until the same is fully paid. Tenant shall not have the right in the event of a Landlord default to either (i) terminate this Lease or (ii) set-off amounts due from the Landlord against payments of Rent, unless and until Tenant obtains a judgment against Landlord, after which Tenant may offset the amount of such judgment against one-half (50%) of the rent payment due each month thereafter. In any event, Landlord's liability for damages under this Lease shall be limited to the extent of its interest in the Building.


19.          MISCELLANEOUS
19.1 Relationship of Parties. Nothing contained in this Lease shall create any relationship between the parties hereto other than that of landlord and tenant, and it is acknowledged and agreed that Landlord does not in any way or for any purpose become a partner of Tenant in the conduct of its business, or a joint venturer or a member of a joint or common enterprise with Tenant.
19.2 Consents. Except as otherwise specifically provided, whenever consent, approval, permission or the exercise of discretion of Landlord or Tenant is required or permitted under the terms of this Lease, such consent, approval, permission or the exercise of discretion shall not be unreasonably withheld, delayed, or exercised, and such consent, approval, permission or the exercise of discretion shall be deemed given if Landlord has not responded to Tenant within 15 days after receipt by Landlord of Tenant's request therefor. Tenant's sole remedy if Landlord unreasonably withholds or delays consent, approval or permission as the case may be, shall be an action for specific performance, and Landlord shall not be liable for damages. If either party withholds any consent, approval, permission or exercise as the case may be, such party shall on written request deliver to the other party a written statement giving the reasons therefor.
19.3 Name of Building. Landlord shall have the right, after (30) days notice to Tenant, to change the name, number or designation of the Building during the Term without liability to Tenant; provided however that Landlord shall not name the Building for any competitor of Tenant.
19.4 Applicable Law and Construction. This Lease shall be governed by and construed under the laws of the jurisdiction in which the Building is located, and its provisions shall be construed as a whole according to their common meaning and not strictly for or against Landlord or Tenant. The words Landlord and Tenant shall include the plural as well as the singular. If this Lease is executed by more than one tenant, Tenants' obligations hereunder shall be joint and several obligations of such executing tenants. Time is of the essence of this Lease and each of its provisions. The captions of the Articles are included for convenience only, and shall have no effect upon the construction or interpretation  of  this  Lease.
19.5 Entire Agreement. The Exhibits, the Lease Data Sheet, and the Addenda, if any, attached hereto are made a part of this Lease. This Lease contains the entire agreement between the parties hereto with respect to the subject matter of this Lease. Tenant acknowledges and agrees that it has not relied upon any statement, representation, agreement, or warranty except such as are set out in this Lease.
19.6 Amendment or Modification. Unless otherwise specifically provided in this Lease, no amendment, modification, or supplement to this Lease shall be valid or binding unless set out in writing, refer specifically to this Lease, and executed by the parties hereto in the same manner as the execution of this Lease.
19.7 Construed Covenants and Severability. All of the provisions of this Lease are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate Article hereof. Should any provision of this Lease be or become invalid, void, illegal or not enforceable, it shall be considered separate and severable from the Lease and the remaining provisions shall remain in force and be binding upon the parties hereto as though such provision had not been included.
19.8 No Implied Surrender or Waiver. No provisions of this Lease shall be deemed to have been waived by Landlord unless such waiver is in writing signed by Landlord. Landlord's waiver of a breach of any term or condition of this Lease shall not prevent a subsequent act, which would have originally constituted a breach, from having all the force and effect of any original breach. Landlord's receipt of Rent with knowledge of a breach by Tenant of any term or condition of this Lease shall not be deemed a waiver of such breach. Landlord's failure to enforce against Tenant or any other tenant in the Building any of the Rules and Regulations made under Article 13 shall not be deemed a waiver of such Rules and Regulations. No act or thing done by Landlord, its agents or employees during the Term shall be deemed an acceptance of a surrender of the Lease Premises. The delivery of keys to any of Landlord's agents or employees shall not operate as a termination of this Lease or a surrender of the Lease Premises. No payment by Tenant, or receipt by Landlord, of a lesser amount than the Rent due hereunder shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such Rent or pursue any other remedy available to Landlord.
19.9 Successors Bound. Except as otherwise specifically provided, the covenants, terms, and conditions contained in this Lease shall apply to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.
19.10 Delays. In any case where either party hereto is required to do any act, other than the making of any payment of Rent or other monetary sum due Landlord hereunder, the time for performance thereof shall be extended for a period equal to any delay caused by or resulting from any act of God, war, civil commotion, fire, casualty labor difficulties, shortages of labor, materials or equipment, governmental regulations or other causes beyond such party's reasonable control, whether such time be designated by a fixed date, a fixed time, or a "reasonable time".
19.11 Brokers and Advisors. Tenant warrants and represents that it has dealt with no broker, agent or advisor in connection with this Lease other than Smith Mack & Company, Inc. and Franklin Realty Advisors, Inc. ("Broker"), for whose commissions Landlord shall be solely liable. Tenant shall indemnify and hold Landlord harmless of and from all claims which may be made by any person claiming through Tenant, other than Broker against Landlord, for brokerage or other compensation in the nature of brokerage with respect to this Lease, and Landlord shall likewise indemnify and hold Tenant harmless of and from all claims which may be made by any person claiming through Landlord against Tenant for brokerage or other compensation in the nature of brokerage with respect to this Lease.

              [The remainder of this page intentionally left blank]

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease on the day and year first above written.


THE  CHILDREN'S  HOSPITAL  OF  PHILADELPHIA




By:_____________________
     Name:
     Title:


CORECARE  REALTY  CORP.




By:_____________________
     Name:
     Title:


CORECARE  BEHAVIORAL  HEALTH  MANAGEMENT,  INC.




By:_____________________
     Name:
     Title:

                                    EXHIBIT A
                             PLAN OF LEASE PREMISES
                                    EXHIBIT B
                                 LANDLORD'S WORK
                                    EXHIBIT C
                               LANDLORD'S SERVICES
                                    EXHIBIT D
                                    Reserved
3838
  08/07/98
Chron  Copy
File  Copy
Tickler  Copy
                                    EXHIBIT E
                              ESTOPPEL CERTIFICATE
     ________________,  19  __
_____________________
_____________________
_____________________

RE:      Lease dated ____________, 1997 (the "Lease") for space on the first and second floors of the Kirkbride Building, 111 N. 49th Street, Philadelphia, PA (the "Lease Premises")

Gentlemen:
     This  letter  is  given  to  you  pursuant  to  Article  17.2 of the Lease.
     We do hereby certify to you, upon which certification you may and are intended to rely, as follows:
(a)          the  Lease  is  in  full  force  and  effect;
(b) we have taken possession of the Lease Premises and the obligation to pay Rent, subject to any waiver of rent provided for in the Lease, has accrued;
(c) our Rent is paid through _______, and said payment was made on _____________, 19__;
(d)          that $________________ is held as security deposit under the Lease;
(e) Landlord is not in default of any of its obligations under the Lease including, but without limitation, its obligations to prepare the space and deliver the same;
(f) the Term of the Lease expires on _____, 19__, and no rights of extension or reviewal exist other than as set forth in the Lease, and
(g)          we  have  (have  not)  exercised  our  rights  of  extension.
     Very  truly  yours,
     ________________________
                            ________________________
                                    EXHIBIT F
                      EXCEPTIONS TO SUBSTANTIAL COMPLETION
                                      None.



EXHIBIT 6.11


                                      LEASE

                                      AMONG

   CORECARE REALTY CORP. (AS LESSEE OF LEASE PREMISES), AND CORECARE BEHAVIORAL
      HEALTH MANAGEMENT, INC. (AS FEE OWNER OF LEASE PREMISES), AS LANDLORD

                                       AND

               THE CHILDREN'S HOSPITAL OF PHILADELPHIA, AS TENANT

                                       FOR

           SECOND FLOOR OF THE NORTH BUILDING, KIRKBRIDE CENTER CAMPUS
                                PHILADELPHIA, PA
                       ___________________________________
                       ===================================

                            DATED:  OCTOBER  15, 1997
                                      LEASE
                                      -----
     This LEASE is entered into this 15th day of October, 1997 by and among CORECARE REALTY CORP. (as lessee of Lease Premises, as hereinafter defined, hereinafter "Lessee"), CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC. (as fee owner
             ------
of  Lease  Premises, hereinafter "Owner"), each having an address at 111 N. 49th
                                  -----
Street,  Philadelphia,  PA, 19139 (collectively, "Landlord"), and THE CHILDREN'S
                                                  --------
HOSPITAL OF PHILADELPHIA, having an address at 34th Street and Civic Center Boulevard, Philadelphia, PA ("Tenant").
                                 ------
                                 REFERENCE DATA
                                 --------------
     As used in this Lease, the following terms shall have the respective meanings set forth below except when and to the extent reference is made to particular Sections of the Lease:
A.          DATE  OF  LEASE.                              October  15,  1997
            ---------------
B.          PARTIES.
            -------
     1.        Landlord:               CoreCare Realty Corp. (as lessee of Lease
Premises), and CoreCare Behavioral Health Management, Inc. (as fee owner of Lease Premises)

     2.       Landlord's Address:          111 N. 49th Street, Philadelphia, PA,
19139
     3.          Tenant:                 The Children's Hospital of Philadelphia
4.          Tenant's  Address:           34th Street and Civic Center Boulevard,
     Philadelphia,  PA  19104

C.          BUILDING;  LEASE  PREMISES.
            --------------------------
1.        Building Address:          111 N. 49th Street, Philadelphia, PA, North
     Building

     2.          Total  Square  Footage
     of  the  Building:                    111,400  square  feet

     3.          Lease  Premises:           The entire Second Floor of the North
Building
     4.          Square  Footage
     of  Lease  Premises:           Approximately 11,400 square feet, subject to
     the  Addendum
D.          LEASE  TERM.
            ------------
     1.          Lease  Term:                              Five  (5)  Years
     2.          Commencement  Date:                    See Section 2.2.2 hereof
3.          Expiration  Date:                    See  Section  2.1  hereof
     4.          Early  Termination:             Tenant shall have the option to
terminate  at  any
time during the Initial Term, (i) after the end of the third Lease Year with six
(6) months prior written notice to Landlord, without penalty, or (ii) after the end of the fourth Lease Year with six (6) months prior written notice to Landlord, which notice shall be accompanied by the sum of $100,000. In addition,  if  Landlord  sells  the  Campus  to  certain  entities  that provide inpatient hospital services, Tenant shall have the option to terminate this Lease, subject to Section 2.1.3 hereof.
     5.        Options to Renew:          One additional term of five (5) years;
Tenant  shall
not  have  the  option  to  terminate  during  the  additional  term
E.          RENT  /  OPERATING  EXPENSES.
            ----------------------------
1.       Rent:                    $22.00 per square foot (approximately $250,800
for  Lease  Year 1, subject to the Addendum).  For each of Lease Years 2 through
10, Rent shall be increased annually by an amount corresponding to the cumulative increase in the Consumer Price Index, subject to Section 3.1 hereof
     2.          Operating  Costs  and
     Utilities:                              Included  in  Rent

     3.          Real  Estate  Taxes:                    Included  in  Rent
F.          OTHER  TERMS.
            ------------
     1          Security  Deposit:                    None
2.          Permitted  Uses:                    See  Section  4.1  hereof
     3.          Parking:                  48 spaces in a lot shown on Exhibit A
                                                                       ---------

4.      Tenant Improvements:     Paid for by Landlord in accordance with Exhibit
                                                                         -------
B
     5.          Furnishings:                Landlord shall permit Tenant to use
furnishings
     existing  on  Lease  Premises  at  Commencement  Date

6.          Assignment  /  Sublet:                    See  Article  11  hereof
     7.          Brokers:                         Smith Mack & Company, Inc. and
Franklin  Realty  Advisors,  Inc.


1.          GRANT  OF  LEASE
1.1.        Sublease. CoreCare Realty Corp. is the lessee of the Lease Premises,
----        --------
pursuant  to  a  lease  (the  "Master  Lease")  with  CoreCare Behavioral Health
--                             -------------
Management,  Inc.,  which  is  the  owner  of  the entire Campus (as hereinafter
--
defined).    This lease is therefore a sublease, but shall be referred to herein
--
as  this  "Lease," and Lessee and Owner shall be referred to collectively herein
-          -----
as  "Landlord."   By their execution hereof, Landlord and Tenant agree that this
-    --------
Lease and all rights and obligations of Landlord and Tenant hereunder shall be subject and subordinate to the Master Lease, provided that nothing in the Master
     Lease shall impose any obligations on Tenant in addition to those set forth herein, and nothing in the Master Lease shall relieve Landlord from, or limit Landlord's liability for, any of Landlord's obligations hereunder.
1.2.          Grant.
----          -----
     (a) Landlord hereby demises and leases to Tenant, and Tenant hereby leases and accepts from Landlord, subject to the terms and conditions of this Lease, approximately 11,400 square feet, subject to that certain Addendum to Lease to be entered into by the parties hereto setting forth the actual square footage of the Lease Premises and a list of the furnishings provided for in Section 1.4 hereof (the "Addendum"), on the second floor of the so-called North Building
               --------
located at 111 N. 49th Street, Philadelphia, PA (the "Building") as shown on the
                                                      --------
plan  attached  hereto  as  Exhibit A (the "Lease Premises"), excluding elevator
                            ---------       --------------
shafts, stairs and other common elements of the Building, to have and to hold during the Term (as defined in Section 2.1 hereof). Tenant is hereby granted the right to use, in common with all others lawfully entitled thereto, the common areas and facilities of the Building serving the Lease Premises including entrances, exits, stairways, elevators and lobbies, and the land on which the Building is situated (the "Campus") which is not exclusively dedicated for
                               ------
another use, including driveways, walkways and the parking spaces allocated for Tenant's use as set forth in Section 1.3 hereof, and such areas which are presently made available to all other tenants of the Campus, including the gym, pool, tennis courts, and cafeteria (except that Landlord shall have the right in its sole discretion at any time to discontinue its provision and maintenance of the pool and tennis courts), subject to reasonable rules and regulations from time to time established by Landlord.
     (b) Within fourteen (14) days after the date hereof, Landlord and Tenant shall have the actual square footage of the Lease Premises (which shall include the corridors) measured in accordance with the BOMA standard, which amount shall be memorialized in the Addendum and shall constitute the total square footage of the Lease Premises for purposes of this Lease.
1.3.       Parking. Tenant, solely in furtherance of its activities in the Lease
----       -------
Premises, shall be entitled to the non-exclusive use, together with the public and other users of the Building, of four parking spaces per 1000 square feet of Lease Premises in the parking lot on the Campus shown on Exhibit A (the "Lot").
                                                          ---------       ---
The exact number of parking spaces allocated to Tenant shall be determined in accordance with the determination of square footage in the Addendum, rounded up to the nearest 1000. Based upon an estimated total of 11,400 square feet of Lease Premises, Tenant shall be entitled to the non-exclusive use of 48 parking spaces in the Lot, subject to the Addendum. The use of such spaces shall be at the expense of Landlord, and shall be subject to the reasonable rules and regulations promulgated by Landlord, or the operator of the Lot from time to time. Landlord shall not permit parking in the Lot that would deprive Tenant of the ability to utilize the number of parking spaces provided for herein.
1.4.         Furnishings. Landlord shall make available to Tenant, at no cost to
----         -----------
Tenant,  certain furniture and furnishings presently in the Lease Premises as of
---
the Commencement Date (the "Furnishings"), subject to the terms of this Lease, including but not limited to Sections 6.7 and 10.1(d) hereof. Landlord shall prepare an inventory of the Furnishings, and include such inventory in the Addendum.
1.5.     Quiet Enjoyment.  Landlord shall warrant and defend Tenant in the quiet
----     ---------------
     enjoyment and possession of the Lease Premises during the Term against all parties claiming by, through or under Landlord, subject to the terms and conditions of this Lease.
1.6.        Covenants of Landlord and Tenant.  Landlord covenants to observe and
----        --------------------------------
perform all of the terms and conditions to be observed and performed by Landlord
--
     under this Lease. Tenant covenants to pay when due Rent and all other amounts due under this Lease, and to observe and perform all of the terms and conditions to be observed and performed by Tenant hereunder.
2.          TERM  AND  POSSESSION
2.1.          Term.
----          ----
2.1.1.      Initial Term.  The initial term ("Initial Term") of this Lease shall
------      ------------                      ------------
be five (5) years, beginning on the Commencement Date, as such term is defined in Section 2.2.2 hereof, and terminating on the fifth (5th) year anniversary of the Commencement Date, unless otherwise extended or terminated as provided herein. The Initial Term and any extension thereof, or termination thereof pursuant to Section 2.1.3 hereof, shall be referred to collectively as the "Term."
2.1.2.        Option to Extend.  Provided that: (i) Tenant is not at the time of
------        ----------------
the exercise of its extension rights in material default of this Lease (with all
--
     cure periods having expired), and (ii) Tenant shall have notified Landlord in writing of its intent to extend the Term at least 180 days prior to the date of expiration of the Initial Term, Tenant shall have the right to extend the Term, on the same terms and conditions as set forth in this Lease, for a period of five (5) years (the "Renewal Period"), such Renewal Period to end on the
                             --------------
tenth (10th) year anniversary of the Commencement Date. Upon such notification, the Term of this Lease shall be extended without the requirement of further documentation. Tenant shall not have the option of early termination of this Lease pursuant to Section 2.1.3 hereof, during the Renewal Period.
2.1.3.       Option to Terminate. Tenant shall have the option to terminate this
------       -------------------
Lease  during  the Initial Term, (i) at the end of the third Lease Year with six
(6) months prior written notice to Landlord, without penalty, or (ii) at the end of the fourth Lease Year with six (6) months prior written notice to
Landlord, which notice shall be accompanied by the sum of $100,000. In addition, if Landlord sells the Campus to any entity or affiliate of any entity that provides inpatient hospital services, other than to any hospital or affiliate of any hospital in the system of the Hospital of the University of Pennsylvania, Landlord shall give Tenant notice of such sale not less than ninety (90) days before closing, and Tenant shall have the option for a period of sixty (60) days after receipt of the notice to terminate this Lease effective six (6) months after the closing of such sale, provided that at the time of the exercise of such option Tenant shall pay to Landlord the unamortized amount of Landlord's actual costs of improvements of the Lease Premises based upon a 5 year amortization. Such option to terminate shall terminate if not exercised on or before 30 days prior to closing of the sale.
2.2.          Possession.
----          ----------
2.2.1.        Landlord's Work. Landlord, at its own expense, shall substantially
------        ---------------
complete,  in good and workmanlike manner reasonably satisfactory to Tenant, the
--
work specified in the space plan and scope of work attached hereto and made a part hereof as Exhibit B ("Landlord's Work"), as a condition to Tenant's
                  ----------    ----------------
obligations hereunder. In the event that any lender of Landlord commences foreclosure proceedings with respect to the Lease Premises prior to Landlord's completion of Landlord's Work, Tenant shall either: (i) complete Landlord's Work and, as limited hereby, offset the cost thereof against the Rent due hereunder; or (ii) terminate this Lease without penalty. Tenant shall notify Landlord of its election (the "Election Notice") not more than 10 days
                                      ----------------
following delivery of notice to Tenant of said commencement of foreclosure proceedings. In the event that Tenant elects (i) above, (A) the amount of Landlord's Work that Tenant shall be entitled to offset shall be the actual sums expended by Tenant to complete Landlord's Work, but in no event shall the amount expended by Landlord and the amount expended by Tenant (for which it may set-off) exceed 125% of the budgeted amounts on the schedule attached hereto in Exhibit B for Landlord's Work, and (B) Tenant shall commence completion of
----------
Landlord's  Work not later than ten (10) days following delivery of the Election
-----
Notice to Landlord. In the event that Tenant elects (ii) above, Tenant shall terminate this Lease not later than ten (10) days following delivery of the Election Notice to Landlord.
2.2.2.     Commencement Date; Substantial Completion.  "Commencement Date" shall
------     -----------------------------------------    -----------------
     mean the earlier of: (i) the date on which Landlord delivers to Tenant possession of the Lease Premises substantially complete, or (ii) the date on which Tenant takes possession of a material portion of the Lease Premises, in which case the Lease Premises shall be deemed substantially completed pursuant to Section 2.4 hereof; provided however that if such delivery or taking of possession is made on a day other than the first day of a month, the Commencement Date shall be the first day of the next calendar month, and Tenant shall make a prorated payment of Rent and any other cost due hereunder for the portion of the month from the date of delivery or taking possession to the end of such month.
     The  terms  "substantial completion" or "substantially complete" shall mean
                  ----------------------      ----------------------
(i) the Lease Premises have been completed in full compliance with Exhibit B and
                                                                   ---------
all requirements of the Philadelphia Building Code, with the exception of those items set forth on Exhibit F hereto (which Landlord shall complete on a timely
                     ---------
basis), mechanical adjustments and minor touch-up, so that the Lease Premises may be used as set forth in Section 4.1 hereof (the "Use"), excluding however
                                                        ---
any special items or long lead items designated by Tenant; and (ii) a Certificate of Occupancy for Tenant to occupy the Lease Premises for the Use shall have been obtained and delivered to Tenant by Landlord.

2.2.3.          Delay  in  Delivering  Possession.
------          ---------------------------------
     (a) This Lease shall be neither void nor voidable on account of, nor shall Landlord be liable to Tenant for any loss or damage resulting from, any delay in delivering possession of the Lease Premises to Tenant. In the event that any delay in delivery of possession of the Lease Premises to Tenant, substantially completed, is principally caused by or is principally attributable to the act or neglect of Tenant, its servants, agents, employees or independent contractors (collectively, "Tenant's Acts"), the Commencement Date shall be the date on
                         ------
which possession of the Lease Premises would have been delivered to Tenant, substantially completed, but for the delay caused by Tenant's Acts, and Tenant shall be liable for Rent and all other obligations under this Lease from said Commencement Date.
     (b)    Notwithstanding  anything  to  the  contrary  contained  herein,
(i) if Landlord has not substantially completed the Lease Premises by October 18, 1997 (the "Completion Date"), Tenant shall be entitled to receive a rent credit, applicable against the first rent payment(s) due hereunder, equal to two
(2) days of free rent for each one (1) day from the Completion Date to the earlier of: (A) the date on which the Lease Premises are substantially complete,
(B) the date on which Tenant terminates this Lease as permitted by Section 2.2.3(b)(ii)(A), or (C) 45 days after Tenant elects to substantially complete the Lease Premises pursuant to Section 2.2.3(b)(ii)(B) hereof;
(ii) if the Lease Premises are not substantially complete by November 17, 1997 for any reason whatsoever, Tenant may elect to either: (A) immediately terminate this Lease without penalty, or (B) substantially complete the Lease Premises, provided however that Tenant shall elect (A) or (B) not later than 10 days after November 17, 1997. In the event that Tenant elects to substantially complete the Lease Premises, Tenant shall have the right to offset the cost thereof against the Rent due hereunder;
(iii) the provisions of Subsection 2.2.3(b)(i) hereof shall not apply in the event that Landlord's failure to substantially complete the Lease Premises by the Completion Date is caused by forces or events not within Landlord's control, except that if the Lease Premises are not substantially completed by October 31, 1997, Tenant shall be entitled to receive a rent credit, applicable against the first rent payment(s) due hereunder, equal to two (2) days of free rent for each one (1) day from November 1, 1997 to the earlier of: (A) the date on which the Lease Premises are substantially complete, (B) the date on which Tenant terminates this Lease as permitted by Section 2.2.3(b)(ii)(A), or (C) 45 days after Tenant elects to substantially complete the Lease Premises pursuant to
Section  2.2.3(b)(ii)(B)  hereof.
2.3.        Removal of Hazardous Substances. Landlord shall be solely liable for
----        -------------------------------
the  removal  or  remediation,  in  compliance  with all applicable laws, of any
--
hazardous  or  toxic  substances,  or  any  asbestos,  PCBs, lead paint or other
--
contaminants  present  in, on or under the Lease Premises as of the date hereof,
--
whether now known or discovered during or after Landlord's Work.  Landlord shall perform samplings of the Lease Premises prior to commencement of, and at completion of, Landlord's Work to determine the presence of lead paint and asbestos, and shall promptly submit the results of such samplings to Tenant.
2.4.     Acceptance of Lease Premises.  Taking possession of all or any material
----     ----------------------------
     portion of the Lease Premises by Tenant shall be conclusive evidence as against Tenant that the Lease Premises have been substantially completed and are in satisfactory condition on the date of taking possession, subject only to (i) those punch list items, written notice of which is given to Landlord prior to the commencement of Tenant's moving into the Lease Premises, (ii) latent defects and deficiencies (if any) listed in writing in a notice delivered by Tenant to Landlord not more than ninety (90) days after the Commencement Date, (iii) with respect to the operation of mechanical systems, latent defects and deficiencies (if any) listed in writing in a written notice from Tenant to Landlord not more than thirty (30) days after one full cycle of operation of such system, and (iv) Landlord's obligation to remove hazardous substances pursuant to Section 2.3 hereof.

3.          RENT  AND  OPERATING  COSTS
3.1.          Rent.
----          ----
3.1.1.          Calculation of Rent.  Tenant shall pay to Landlord for the Lease
------          -------------------
Premises for each Lease Year, $22.00 per square foot (approximately $250,800 for
----
     the  first Lease Year, subject to the Addendum) ("Base Rent").  In addition
                                                       ---------
to Base Rent, Tenant shall pay to Landlord for the Lease Premises for each Lease Year after the first Lease Year, an amount (the "CPI Amount") equal to the
                                                       ----------
lesser of (A) the product of: (i) the percentage increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers published by the Bureau of
Labor Statistics of the U.S. Department of Labor, Philadelphia - Wilmington - Trenton Standard Metropolitan Statistical Area, All Items, 1982-84=100 (the "CPI") for the prior Lease Year, or any substituted index customarily used to measure the purchasing price of the dollar satisfactory to Landlord and Tenant, and (ii) Rent for the prior Lease Year, or (B) six percent (6%) of Rent for the prior Lease Year. "Lease Year" means the period, during the Term, beginning on
                     ----------
the Commencement Date or the yearly anniversaries of the Commencement Date for each subsequent Lease Year, as the case may be, and ending twelve months thereafter. "Rent" means the sum of: (i) Base Rent, and (ii) all prior
                ----
increases  thereto  as  a  result  of  application  of  the  CPI  Amount.
3.2.          Payment  of  Rent.  Rent shall be payable in twelve, equal monthly
----          -----------------
installments  of one-twelfth of Rent for each Lease Year, in advance and without
----
notice, demand, set-off or deduction during the Term, on the first day of each calendar month, commencing on the Commencement Date. Rent shall be sent to the address of Landlord set forth above, or to such other person or address as Landlord may from time to time designate in writing. In each Lease Year after the first Lease Year, until the CPI Amount is determined for the prior Lease Year, Rent shall be paid based on Rent paid for the prior Lease Year. Tenant shall pay Landlord the additional amount occasioned by the determination of the CPI Amount within thirty (30) days following notice thereof from Landlord.
3.3.      Additional Rent.  All amounts payable by Tenant to Landlord under this
----      ---------------
Lease shall be deemed to be Rent and shall be payable and recoverable as Rent in the  manner  herein  provided,  and  Landlord shall have all rights against
Tenant for default in any such payment as in the case of arrears of Rent. Tenant's obligation to pay accrued Rent shall survive the expiration or earlier termination of this Lease.
3.4.          Operating  Costs.  Landlord shall pay all operating costs and real
----          ----------------
estate taxes with respect to the Campus, Building, and Lease Premises, including
----
     utilities,  electricity,  security,  maintenance  and  cleaning.
4.          USE  OF  PREMISES
4.1.          Use.    The Lease Premises shall be used and occupied solely for a
----          ---
psychiatric  and  mental  health treatment program for children and adolescents,
----
including inpatient and/or residential services and physician and administrative
--
     offices, or any other use that is compatible with and non-disruptive of the other tenants of the Building.
4.2.      Compliance with Laws. The Lease Premises shall be used and occupied in
----      --------------------
a safe, careful and proper manner so as not to contravene any present or future governmental or quasi-governmental laws, regulations or orders, as well as the requirements of insurers. If after completion of Landlord's Work, due solely to
     Tenant's  use  of  the  Lease  Premises,  non-structural  improvements  are necessary to comply with any of the foregoing or with the requirements of insurers, Tenant shall pay the entire cost thereof.
4.3.      Nuisance.  Tenant shall not cause or maintain any nuisance in or about
----      --------
the Lease Premises and shall keep the Lease Premises free of debris or materials which would attract rodents or vermin, and free of anything of a dangerous, noxious or offensive nature or which could create a fire hazard or increase the cost of casualty or other insurance on the Building or the Lease Premises (through undue load on electrical circuits or otherwise) or cause undue vibration, heat or noise. Tenant shall not use in the Lease Premises sound equipment (such as loudspeakers, broadcasts and telecasts) in a manner able to be seen or heard outside the Lease Premises, nor permit any odors to emanate therefrom, regardless of the nature of Tenant's use, and shall not place or keep any merchandise or other thing in the common areas of the Building or Campus.
4.4.      Abandonment.  Tenant may, during the Term, abandon the Lease Premises;
----      -----------
provided however that Tenant shall give Landlord not less than thirty (30) days prior written notice of its intention to abandon. If Tenant abandons the Lease Premises, Tenant shall remain obligated to perform all terms and comply with all conditions of this Lease, including the payment of Rent and all other amounts hereunder, and so long as Tenant performs all terms and complies with all conditions of this Lease including the provision of notice pursuant to this Section, such abandonment shall not constitute an Event of Default hereunder. Landlord may, but shall not be obligated to, recapture the Lease Premises at any time after Tenant has abandoned the Lease Premises, in which event this Lease shall be terminated. For purposes of this Lease, Tenant shall have "abandoned"
                                                                      ---------
the  Lease Premises, and "abandonment" shall have occurred, if Tenant has ceased
                          -----------
operations in the Lease Premises for a period in excess of fifteen (15) business days without Landlord's prior written consent.
5.          SERVICES,  MAINTENANCE,  REPAIR  AND  ALTERATIONS  BY  LANDLORD
5.1.         Operation of Building.  During the Term, Landlord shall operate and
----         ---------------------
maintain the Building in accordance with all applicable laws and regulations and
---
     with standards from time to time prevailing for buildings of its type and use.
5.2.       Landlord Services.  Landlord shall provide in the Campus, Building or
----       -----------------
Lease  Premises,  as  the  case  may  be,  the  following  services  ("Landlord
-                                                                      --------
Services"):
(a) twenty-four hour, seven days a week access to and egress from the Campus, Building, and Lease Premises;
(b) necessary elevator facilities for twenty-four hour, seven days a week access to the Building and Lease Premises;
(c) twenty-four hour, seven days a week domestic hot and cold running water and necessary supplies in common washrooms sufficient for the normal use thereof by  occupants  in  the  Building;
(d) twenty-four hour, seven days a week heat, air-conditioning and ventilation necessary for the Use of the Building and Lease Premises;
(e) twenty-four hour, seven days a week lighting and electric power for the Leased Premises and the lobbies, elevators, washrooms and stairs of the Building;
(f) cleaning and general maintenance of the Lease Premises, and public areas of the Building and Campus in accordance with the Cleaning and Maintenance
Schedule  attached  hereto  and  made  a  part  hereof  as  Exhibit  C;
                                                            ----------
(g) twenty-four hours a day, seven days a week security in the Building and on the Campus, pursuant to Exhibit C attached hereto and made a part hereof;
                               ---------
(h) maintenance, repair and replacement of the Building and Lease Premises as set forth in Section 5.4 below.
5.3.          Additional Services.  If from time to time requested in writing by
----          -------------------
Tenant,  and  to  the extent that Landlord is reasonably able to do so, Landlord
----
shall  provide  services  in  addition  to  those  set  out  in  this Article 5,
--
including,  but  not limited to, laundry, transportation, food, construction and
--
alterations. Tenant shall pay Landlord for such additional services at such rates as Landlord may from time to time establish.
5.4.         Maintenance, Repair and Replacement.  Except to the extent the need
----         -----------------------------------
therefor  has  resulted from Tenant's fault or negligent act or omission, during
---
the Term, the Landlord shall: (i) maintain, repair and replace the Lease Premises and the Building common areas and systems, facilities and equipment necessary for the proper operation of same (including, but not limited to electrical, plumbing, heating, air-conditioning, ventilating, mechanical, elevators, and sprinklers) and for the provision of Landlord Services hereunder;
     (ii) be responsible for, maintain and repair the foundations, structure, exterior walls and roof of the Building, as well as the parking areas allocated to Tenant; and (iii) repair damage to the Building which Landlord is obligated to insure against under Article 8 hereof, provided that:
(a) if all or part of such systems, facilities and equipment are destroyed, damaged or impaired, Landlord shall have a reasonable time in which to complete the necessary repair or replacement, and during that time Landlord shall be required only to maintain such services as are reasonably possible in the circumstances;
(b) Landlord may temporarily discontinue services or any of them at such times as may be necessary due to causes beyond the reasonable control of Landlord;
(c) Landlord shall use reasonable diligence in carrying out its obligations under this Section, but shall not be liable under any circumstances for any consequential damage to any person or property for any failure to do so;
(d) no reduction or discontinuance of services required under this Article 5 shall be construed as an eviction of Tenant or (except as specifically provided in this Lease) release Tenant from any of Tenant's obligations under this Lease; provided however that Rent shall abate for any period longer than seven (7) days during which Tenant cannot use the Lease Premises or any substantial part thereof; and
(e) nothing contained herein shall derogate from the provisions of Article 15, with respect to damage by fire or other casualty.
If Landlord is required to repair or replace any Lease Premises or Building systems or facilities by reason of Tenant's fault, or negligent act or omission, the cost of such maintenance, repairs or replacements shall be paid by Tenant as additional rent hereunder. Landlord shall have no obligation under this Lease to maintain, repair or replace any of the Furnishings.

5.5.          Failure to Maintain.  If Landlord fails to perform any obligations
----          -------------------
under this Article 5 within 30 days after written notice from Tenant (except for
----
     emergencies, to which Landlord shall respond promptly), or does not commence and diligently pursue until completion, the performance of such obligations in cases where completion cannot reasonably be accomplished within 30 days, then Tenant's sole and exclusive remedy shall be to terminate this Lease.
5.6.          Alterations  by  Landlord.    Landlord  may  from  time  to  time:
----          -------------------------
(a) make repairs, replacements, changes or additions to the landscaping, structure, elevators, mechanical systems, facilities and equipment in the Campus, Building and Lease Premises;
(b) make changes in or additions to any part of the Building not in or forming part of the Lease Premises; and
(c)          change or alter the location of common areas of the Building or the
Campus;
provided that in doing so: (i) Landlord shall give reasonable advance notice of the same to Tenant, except in case of emergency, and (ii) Landlord shall not disturb or interfere with the Use of the Lease Premises and the operation of Tenant's business, including Tenant's parking rights, any more than is reasonably necessary in the circumstances.
5.7.        Access by Landlord.  Tenant shall permit Landlord to enter the Lease
----        ------------------
Premises  outside  normal business hours, and during normal business hours where
--
such will not unreasonably disturb or interfere with Tenant's use of the Lease Premises and the operation of Tenant's business, to examine, inspect, and show the Lease Premises to persons wishing to lease them, to provide services, to make repairs, replacements, changes or alterations as set out in this Lease, and to take such steps as Landlord may deem necessary for the safety, improvement or preservation of the Lease Premises or the Building. Landlord shall, whenever possible, consult with or give reasonable notice to Tenant prior to such entry, except in the case of an emergency, but no such entry shall constitute  an  eviction  or  entitle  Tenant  to  any  abatement  of  Rent.
5.8.       Energy, Conservation and Security Policies.  Landlord shall be deemed
----       ------------------------------------------
to have observed and performed the terms and conditions to be performed by Landlord under this Lease, including those relating to the provision of utilities and services, if in so doing it acts in accordance with a directive, policy or request of a governmental or quasi-governmental authority serving the public interest in the fields of energy, conservation or security. Without limitation of any other provision of this Lease, Tenant shall comply with all reasonable directives of Landlord relative to the conservation of energy and Building security.
6.          REPAIRS,  IMPROVEMENTS  AND  ALTERATIONS  BY  TENANT
6.1.     Repairs Resulting from Tenant's Misuse of Lease Premises. Tenant at its
----     --------------------------------------------------------
     own expense shall repair the Lease Premises and all improvements therein, to the extent that the need therefor has resulted from Tenant's misuse of the Lease Premises, including without limitation any damage to the Lease Premises, other than ordinary wear and tear, caused by Tenant or any of its patients.
6.2.          Landlord's  Entry  to Repair.  If Tenant fails to repair the Lease
----          ----------------------------
Premises  as  required  by  Section  6.1 hereof, then on not less than ten days'
----
notice to Tenant (except in the case of emergency), Landlord may enter the Lease
----
     Premises and perform such obligation without liability to Tenant for any loss or damage to Tenant thereby incurred, and Tenant shall pay Landlord for the cost thereof within ten days of demand therefor.
6.3.          Alterations  by  Tenant.
----          -----------------------
6.3.1.       Structural Alterations. Tenant may not make any structural changes,
------       ----------------------
additions and improvements in the Lease Premises without the prior written consent of Landlord. Any alteration, addition or improvement made by Tenant with the consent of Landlord shall become the property of Landlord and shall remain upon the Lease Premises at the expiration or sooner termination of this Lease, unless Landlord shall as a condition to the approval of same cause Tenant to restore the Lease Premises to its condition prior to the making of such alterations or improvements.
6.3.2.      Non-Structural Alterations.  Tenant may from time to time at its own
------      --------------------------
expense make non-structural changes, additions and improvements in the Lease Premises to better adapt the same to its business, provided that any such change, addition or improvement shall:
(a) comply with the requirements of Landlord's insurer and any governmental or quasi-governmental authority having jurisdiction;
(b) be made only after submission of satisfactory plans and specifications to Landlord, which are approved by Landlord. Landlord shall not unreasonably withhold such approval, and such approval shall be deemed given if Landlord has not responded to Tenant within 15 days after submission by Tenant of such plans and specifications;
(c) equal or exceed the then current standard for the Building, and will not interfere with or injure the Building or any system or facility thereof, as determined  in  Landlord's  sole  and  exclusive  discretion;  and
(d) be carried out only by persons selected by Tenant, who shall, if required by Landlord, deliver to Landlord, before commencement of the work, proof of worker's compensation and public liability and property damage insurance coverage, with Landlord named as an additional insured in amounts, with companies, and in form reasonably satisfactory to Landlord, which shall remain in effect during the entire period in which the work will be carried out.
     Any increase in fire or casualty insurance premiums for the Building attributable to such change, addition or improvement or any other conduct of Tenant shall be borne by Tenant.
6.4.      Trade Fixtures and Personal Property.  Tenant may install in the Lease
----      ------------------------------------
Premises, at its own expense, its usual trade fixtures and personal property in a proper manner, provided that no such installation shall interfere with, damage or cause excessive use of, the mechanical or electrical systems or the structure of the Lease Premises or Building, or threaten same. Tenant agrees to promptly repair, at its own expense, any damage to the Lease Premises or Building resulting from such installation.
     All trade fixtures installed by Tenant in the Lease Premises shall be the property of Tenant and shall be removable at the expiration or sooner termination of the term of this Lease or any renewal or extension thereof, provided Tenant shall not at such time be in default under any covenant or agreement contained in this Lease and that Tenant shall promptly repair any damage to the Lease Premises caused by such removal. If Tenant fails to remove any such trade fixtures upon expiration or sooner termination of the term of this Lease, such trade fixtures shall be deemed abandoned and shall become the property of Landlord or, at the option of Landlord may be removed from the Lease Premises and stored for the account of Tenant, at the cost and expense of Tenant, which cost and expenses shall constitute additional rent. Any lighting fixtures, heating and air conditioning equipment, plumbing and electrical systems and fixtures and floor covering shall not be deemed to be trade fixtures whether installed by Tenant or by any other party and shall not be removed from the Lease Premises but shall upon installation become the property of Landlord without any compensation to Tenant.

6.5.        Mechanics Liens.  Before performing or permitting the performance of
----        ---------------
any  work  within  the  Lease  Premises as permitted under any provision of this
--
Lease  or otherwise by Landlord, Tenant shall, at its own cost and expense, take
--
such steps as Landlord might reasonably require in order that no lien for labor or materials will attach to the Furnishings, Lease Premises or Building as a result of such work. Tenant shall pay promptly all persons furnishing labor or materials with respect to any work performed by Tenant or Tenant's contractors in the Lease Premises. No work which Landlord permits Tenant to do shall be deemed for use and benefit of Landlord so that no mechanic's or other lien shall be allowed against the estate of Landlord by reason of any consent given by Landlord to Tenant to improve the Lease Premises. Tenant shall not permit any mechanics' or other lien or claim for lien or notice in respect thereto to be filed against the Lease Premises, or any fixtures, equipment, furnishings or the Furnishings contained therein. If any such lien, notice or claim for lien is made or filed, Tenant shall within ten (10) days after notice of filing thereof cause said lien, notice or claim for lien to be effectively removed and discharged of record; provided, however, that Tenant shall have the right to contest the amount or validity, in whole or in part, of any such lien, notice or claim by appropriate proceedings, but in such event Tenant shall promptly bond such lien, notice or claim with a surety company satisfactory to Landlord and shall prosecute such proceedings with all due diligence and dispatch. If Tenant fails to discharge or bond such lien, Landlord may at its election remove or discharge such lien, notice or claim by paying the full amount thereof, or otherwise, and without any investigation or contest of the validity thereof, and Tenant shall pay to Landlord upon demand, as additional rent, the amount paid by the Landlord including Landlord's costs, expenses and counsel fees.
6.6.          Signs.
----          -----
(a) With respect to signs, lettering or designs (collectively, "Signs") which are affixed or inscribed in the Lease Premises and are not visible from
                                                                ---
the exterior of the Building, Tenant shall pay for the costs thereof, and Tenant shall have the sole and exclusive right to determine the appearance thereof and prepare such Signs.
(b) With respect to Signs which are affixed or inscribed in the Lease Premises and are visible from the exterior of the Building, Tenant shall pay for the costs thereof, and Landlord shall have the right after consultation with Tenant to determine the appearance thereof and prepare such Signs.
(c) With respect to Signs which are inscribed or affixed to the outside of the Building or to any part of the Campus, Landlord shall pay for the costs thereof, and shall have the right after consultation with Tenant to determine the appearance thereof and prepare such Signs.

6.7.          Furnishings
----          -----------
6.7.1.     Furnishings Leased As Is, Where Is.  Landlord makes no representation
------     ----------------------------------
     or warranty with respect to the condition, quality, merchantability, or fitness, including any implied warranty of merchantability or fitness for particular purpose, for any purpose or with respect to any item of the Furnishings, or any other representation or warranty, express or implied, with respect thereto, except that Landlord warrants that Landlord is the owner of the Furnishings. Tenant hereby releases Landlord from all claims that any item of Furnishings is inadequate or defi-cient in any way and from all claims for interruption, delay or loss of service or business or arising from injury from the use thereof, or for consequential damages of any nature (except claims arising from the gross negligence or willful mis-conduct of Landlord or its agents). Tenant understands that it is renting the Furnishings AS IS, WHERE IS.
6.7.2.         Location and Identification.  Tenant shall return to Landlord any
------         ---------------------------
item of Furnishings that Tenant ceases to use. Tenant shall not change or remove
---
     any insignia or lettering which may, now or hereafter be placed on the Furnishings indicating Landlord's ownership thereof, and upon request of Landlord, Tenant shall affix to any item of Furnishings, in a prominent place, labels, plates or other markings supplied by Landlord stating that the Furnishings are owned by Landlord.
6.7.3.     Use and Maintenance; Alterations and Additions. Tenant shall use each
------     ----------------------------------------------
     item of Furnishings solely in the conduct of its business, and in a careful and proper manner. Tenant shall not make any material alterations to any item of Furnishings without the prior written consent of Landlord. All accessories and parts for the Furnishings which are added to or become attached to any item of Furnishings shall immediately become the property of Landlord and shall be deemed incor-porated in that item or items of Furnishings and subject to the terms of this Lease as if originally leased hereunder.
6.7.4.         Loss and Damage.  Tenant hereby assumes and shall bear the entire
------         ---------------
risk  of loss of and damage to each item of Furnishings from any and every cause
---
whatsoever.  No loss of or damage to any item of Furnishings or any part thereof shall impair any obligation of Tenant under this Lease, which shall continue in full force and effect.
6.7.5.      Title, Liens and Recording.  Title to each item of Furnishings shall
------      --------------------------
at all times remain in Landlord. Tenant shall at all times keep Furnishings free and clear from all claims, levies, security interests, attachments, liens, encumbrances and charges and other judicial process and claims of persons claiming through Tenant of every kind whatsoever, and Tenant shall give Landlord imme-diate written notice thereof and shall indemnify and save Landlord harmless from any damage caused thereby.
7.          TAXES
7.1.     Landlord's Taxes.  Landlord shall pay every real estate tax, assessment
----     ----------------
     and  other charge, excepting taxes to be paid by Tenant pursuant to Section
7.2 hereof, which is imposed, levied, assessed or charged by any governmental or quasi-governmental authority having jurisdiction, and which is payable in respect of the Building or the Campus.
7.2.          Tenant's  Taxes.  Tenant shall pay, before delinquency, every tax,
----          ---------------
payment  in  lieu  of  tax,  assessment,  license  fee, excise and other charge,
----
however  described, which is imposed, levied, assessed or charged upon Tenant by
----
any governmental or quasi-governmental authority having jurisdiction, except to the extent Tenant is exempt therefrom, and which is payable in respect of the Lease Premises upon or on account of:
(a) operations at, occupancy of, or conduct of business in or from the Lease Premises by Tenant or with Tenant's permission; Tenant has advised Landlord that  Tenant  is  exempt  from  Philadelphia  use  and  occupancy  tax;
(b) fixtures or personal property in the Lease Premises which do not belong to the Landlord; and
(c) the Rent paid or payable by Tenant to Landlord for the Lease Premises or for the use and occupancy of all or any part thereof, excluding any income, franchise,  capital  stock  or  similar  tax  of  Landlord.
7.3.         Right to Contest.  Landlord and Tenant shall each have the right to
----         ----------------
contest,  in  good faith, the validity or amount of any tax, assessment, license
---
fee,  excise  fee  and  other  charge  which it is responsible to pay under this
Article 7, provided that no contest by Tenant may be undertaken unless Tenant shall deposit with Landlord, in escrow, adequate and sufficient security against any loss or damage which may ensue or involve the possibility of forfeiture, sale or disturbance of Landlord's interest in the Lease Premises, Building or Campus. Upon the final determination of any contest by Tenant, or earlier if necessary to avoid forfeiture, sale or disturbance of Landlord's interest in the Lease Premises, Landlord may utilize all or any portion of the escrow to satisfy such tax, assessment, license fee, excise fee or other amounts, and Tenant shall immediately pay to Landlord any excess found to be due, together with any costs, penalties and interest, over such escrowed amount.
8.          INSURANCE
8.1.      Landlord's Insurance.  During the Term, Landlord shall carry such fire
----      --------------------
and extended coverage insurance covering the Building as Landlord deems necessary, but in any event Landlord shall maintain with a reputable insurance company so-called all-risk insurance on the Lease Premises on a 100% replacement basis for all portions of the Lease Premises above the foundation and footings (excluding the contents of the Lease Premises). If there shall be any increase in premiums that may be charged during the term of this Lease on any public liability, casualty, fire and extended coverage insurance or any other insurance carried by Landlord on the Lease Premises caused by Tenant, any act or omission of Tenant, or Tenant's business operations, Landlord shall notify Tenant thereof, and unless Tenant cures the cause thereof with all due diligence within ten (10) days, Tenant shall pay as additional rent hereunder the amount of such increased premiums.
8.2.      Tenant's Insurance. Commencing on the Commencement Date and throughout
----      ------------------
the Term, and so long as Tenant or any party claiming under Tenant remains in possession of the Lease Premises, Tenant shall obtain, main-tain and pay for the following  types  of  insurance  policies:
(a) commercial general liability insurance covering the Lease Premises and the business operated by Tenant in the Lease Premises, naming Landlord, and if requested by Landlord in writing, any lender of Landlord as additional insured, with a reputable insurance company having a Best's Rating of at least A-/VI, with a minimum limit of One Million Dollars ($1,000,000) for injury, death, or damage to property per occurrence, and not less than Five Million Dollars ($5,000,000) in the aggregate.
(b) fire and extended coverage insurance for the full replacement value of the improvements made by Tenant and Tenant's equipment in the Lease Premises, with no coinsurance.
(c) with respect to all Tenant's employees working in the Lease Premises, adequate liability and workmen's compensation insurance.

                                All insurance policies required to be maintained
by Tenant under this Lease shall be with insurance companies licensed to do busi-ness in the Commonwealth of Pennsylvania. Certifi-cates of such insurance shall be delivered to Landlord prior to the date Tenant takes possession of the Lease Premises, with renewals thereof delivered to Landlord, upon request, a minimum of twenty (20) days prior to the expiration of any of such policies. If requested to do so by Landlord pursuant to a request of any lender of Landlord, Tenant shall also provide Landlord with copies of the pertinent portions of all such policies. Tenant shall endeavor to obtain an agreement by the insurer that such policy shall not be canceled without twenty (20) days prior notice to Landlord by certified mail. If Tenant fails to deliver any of the certificates as required herein and if such failure continues for more than ten (10) business days after notice thereof, Landlord may procure such insurance at the cost of Tenant and pay the premiums thereon. Such premiums shall be deemed additional rent and shall be payable by Tenant to Landlord together with interest immediately upon demand. Tenant shall perform and satisfy the reasonable requirements of, and shall not materially violate nor permit violation by any of its employees, visitors, invitees, guests or licensees of any of the conditions and provisions contained in, the insurance policies provided for hereunder.
               Tenant  shall  have  the  option to self-insure any or all of the insurance required of Tenant in this Section, if and only if Tenant self-insures its other health care operations on the same basis with respect to the items of insurance for which Tenant has opted to self-insure hereunder.
8.3.          Waiver  of  Subrogation.    [Intentionally  deleted.]
----          -----------------------
9.          LIABILITY  FOR  DAMAGE
9.1.      Damage to Property of Tenant.  In addition to and not in limitation of
----      ----------------------------
any of the foregoing provisions, Tenant covenants and agrees that all Tenant's furniture, fixtures and property of every kind, nature and description which may be in or upon the Lease Premises or Building, in the public corridors, or on the sidewalks, areaways and approaches adjacent thereto, during the Term hereof, shall be at the sole risk and hazard of Tenant, and that if the whole or any part thereof shall be damaged, destroyed, stolen or removed for any cause or reason whatsoever, said damage or loss shall be charged to or borne by Landlord only if and to the extent such damage has resulted from Landlord's negligence or willful misconduct.
9.2.          Injury  and  Damage.  Unless caused by or due to the negligence or
----          -------------------
willful  misconduct  of Landlord, or its agents, servants or employees, Landlord
----
shall not be liable to Tenant for any injury or damage to persons or property in the Lease Premises: (i) resulting from fire, explosion, falling plaster, steam, gas, electricity, electrical disturbance, water, rain or snow or leaks from any part of the Building or from the pipes, appliances or plumbing works or from the roof, street or subsurface or from any other place or by dampness or by any other cause of whatever nature, or (ii) caused by operations in construction of any private, public or quasi-public work.
10.          INDEMNIFICATION
10.1.        Indemnification in Favor of Landlord. Tenant hereby indemnifies and
-----        ------------------------------------
covenants  to  save  Landlord  harmless  from  and  against  any and all claims,
--
liabilities,  demands, causes of action, judgments or losses suffered, sustained
--
or required to be paid by Landlord, which may be asserted by or on behalf of any person,  firm,  corporation,  public  authority  or  other  entity:
(a) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring on the Lease Premises on account of or based upon the act, omission, fault, negligence or misconduct of any person other than Landlord or its servants, agents or employees;
(b) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring in or about the Building and Campus, and other than on the Lease Premises (and, in particular, without limiting the generality of the foregoing, on or about the elevators, stairways, public corridors, sidewalks, concourses, arcades, approaches, areaways, roof or other appurtenances and facilities used in connection with the Building or the Lease Premises) arising out of the Use and the occupancy of the Lease Premises by Tenant or by any person claiming by, through or under Tenant, and caused by the act, omission, fault, negligence or misconduct of any person other than Landlord or its servants, agents or employees, and in addition to and not in limitation of the foregoing subdivision (a);
(c) On account of or based upon (including moneys due on account of) any work or thing whatsoever done (other than by Landlord or its contractors, or agents or employees of either) on the Lease Premises during the Term and during the period of time, if any, prior to the Commencement Date when Tenant may have been given access to the Lease Premises;
(d) On account of , based upon or arising out of Tenant's operation of its business on, and the Use of, the Lease Premises, and to the extent applicable, the Building and Campus, including the use made by Tenant of the Furnishings; and
(e) In respect of any of the foregoing, from and against all costs, expenses (including, without limitation, reasonable attorneys' costs and fees) and liabilities incurred by Landlord in connection with any such claim, or any action or proceeding brought thereon; and in case any action or proceeding is brought against Landlord by reason of any such claim, Tenant upon notice from Landlord shall at Tenant's expense resist or defend such action or proceeding and employ counsel thereof reasonably satisfactory to Landlord, it being agreed that such counsel as may act for insurance underwriters of Tenant engaged in such defense shall be deemed satisfactory.
10.2.          Indemnification in Favor of Tenant.  Subject to the provisions of
-----          ----------------------------------
Article  9  hereof,  Landlord  hereby  indemnifies  and covenants to save Tenant
----
harmless  from  and  against any and all claims, liabilities, demands, causes of
----
action,  judgments  or  losses  asserted  by  or  on behalf of any person, firm,
--
corporation,  public  authority  or  other  entity:
--
(a) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring on the Campus or Building other than the Lease Premises on account of or based upon the act, omission, fault, negligence or misconduct of any person other than Tenant or its servants, agents or employees;
(b) On account of or based upon any injury to person, or loss of or damage to property, sustained or occurring in or about the Building and other than on the Lease Premises (and, in particular, without limiting the generality of the foregoing, on or about the elevators, stairways, public corridors, sidewalks, concourses, arcades, approaches, areaways, roof or other appurtenances and facilities used in connection with the Building or the Lease Premises) arising out of the use or occupancy of the Building by Landlord or by any person claiming by, through or under Landlord, and caused by the act, omission, fault, negligence or misconduct of any person other than Tenant or its servants, agents or employees, and in addition to and not in limitation of the foregoing subdivision (a);
(c) On account of or based upon (including moneys due on account of) any work or thing whatsoever done (other than by Tenant or its contractors, or agents or employees of either) on the Campus or Building (other than the Lease Premises) during the Lease Term; and
(d) In respect of any of the foregoing, from and against all costs, expenses (including, without limitation, reasonable attorneys' fees) and liabilities incurred in or in connection with any such claim, or any action or proceeding brought thereon; and in case any action or proceeding is brought against Tenant by reason of any such claim, Landlord upon notice from Tenant shall at Landlord's expense resist or defend such action or proceeding and employ counsel thereof reasonably satisfactory to Tenant, it being agreed that such counsel as may act for insurance underwriters of Landlord engaged in such defense shall be deemed satisfactory.
11.            ASSIGNMENT  AND  SUBLETTING
11.1.      No Assignment or Subletting.  Except as specifically provided in this
-----      ---------------------------
Article 11, Tenant shall not assign or transfer this Lease or any interest therein or sublet or in any way part with possession of all or any part of the Lease Premises, or permit all or any part of the Lease Premises to be used or occupied by any other person either voluntarily or by operation of law. Any assignment, transfer or subletting or purported assignment, transfer or subletting, except as specifically provided herein, shall be null and void and of no force and effect.
11.2.         First Offer to Landlord.  If Tenant wishes to assign this Lease or
-----         -----------------------
sublet  all  or  any part of the Lease Premises (other than as permitted below),
---
Tenant shall first offer in writing to assign or sublet (as the case may be) the
--
     Leased Premises to Landlord on the same terms and conditions and for the same Rent as provided in this Lease. Any such first offer shall be deemed to have been rejected unless within thirty days of receipt thereof, Landlord delivers written notice of acceptance to Tenant.
11.3.          Permitted  Assignments.
-----          ----------------------
(a) With prior notice to Landlord (but without written consent), Tenant may assign this Lease or sublet all or any part of the Lease Premises to any entity controlled by or in common control with Tenant or an affiliated practice plan of Tenant.
(b) Subject to the Landlord's prior written consent and the first offer provisions of Section 11.2, Tenant may assign this Lease or sublet all or a portion of the Lease Premises:

                                                             (i)      to a party
who is a purchaser of all or substantially all of the business of Tenant provided that such assignee has a net worth greater than the higher of the net worth of Tenant on (x) the date hereof or (y) the date of such assignment (an "Equivalent Net Worth"), or to a parent or wholly owned subsidiary company of
  --------------  -----
Tenant, or to a company which results from the reconstruction, consolidation, amalgamation or merger of Tenant, provided that any such assignee after such assignment has an Equivalent Net Worth; or

                                                              (ii)        to any
other party who in Landlord's sole discretion (x) will not be inconsistent with the character of the Building and its other tenants; and (y) has an Equivalent Net Worth.
(c) It shall be a condition to the validity of any permitted assignment or subletting that the Landlord receive (i) an original written instrument of assignment or sublease executed by the Tenant and assignee or sub-tenant, (ii) a written assumption of this Lease in form and substance reasonably satisfactory to Landlord and executed by the assignee or sub-tenant, and (iii) a written affirmation from the Tenant and any guarantor of the Tenant's obligations under the Lease of their continuing liability for all obligations under the Lease, notwithstanding the assignment or sublease.
11.4.      Tenant's Obligations Continue.  No assignment, transfer or subletting
-----      -----------------------------
(or use or occupation of the Lease Premises by any other person) which is permitted under this Article 11 shall in any way release or relieve Tenant of its obligations under this Lease, unless such release or relief is specifically granted by Landlord to Tenant in writing.
11.5.     Subsequent Assignments.  Landlord's consent to an assignment, transfer
-----     ----------------------
     or  subletting  (or  use  or  occupation of the Lease Premises by any other person) shall not be deemed to be a consent to any subsequent or other assignment, transfer, subletting, use or occupation, including without limitation a reassignment to a person who was a prior tenant or occupant of the Lease Premises.
12.          SURRENDER  AND  HOLDING  OVER
12.1.         Possession.  Upon the expiration or other termination of the Term,
-----         ----------
Tenant shall immediately quit and surrender possession of the Lease Premises and
---
     Furnishings; remove from the Lease Premises all of Tenant's furniture, trade fixtures, equipment, and personal property; and restore the Lease Premises and Furnishings to substantially the condition in which Tenant was required to maintain the Lease Premises and Furnishings, excepting only reasonable wear and tear and damage covered by Landlord's insurance under Article 8 hereof. Upon such surrender, all right, title and interest of Tenant in the Lease Premises and Furnishings shall cease.
12.2.       Merger.  The voluntary or other surrender of this Lease by Tenant or
-----       ------
the cancellation of this Lease by mutual agreement of Tenant and Landlord shall not work a merger, and shall, at Landlord's option, terminate all or any subleases and subtenancies or operate as an assignment to Landlord of all or any subleases or subtenancies. Landlord's option hereunder shall be exercised by notice to Tenant and all known sublessees or subtenants in the Lease Premises or any part thereof.
12.3.          Payments  After  Termination.   No payments of money by Tenant to
-----          ----------------------------
Landlord,  or  performance  of  any obligation by Tenant after the expiration or
-----
other  termination  of the Term or after the giving of any notice of termination
---
by Landlord to Tenant, shall reinstate, continue or extend the Term or make ineffective any notice given to Tenant prior to the payment of such money, except payment or performance during any grace period expressly provided herein.
     After the service of notice or the commencement of a suit, or after final judgment granting Landlord possession of the Lease Premises, Landlord may receive and collect any sums of Rent due under the Lease, and the payment thereof shall not make ineffective any notice or in any manner affect any pending suit or any judgment theretofore obtained.
12.4.        Holding Over. If Tenant remains in possession of the Lease Premises
-----        ------------
after  the  expiration  of  the  Term or other termination of this Lease, Tenant
--
shall  be deemed to be occupying the Lease Premises on a month to month tenancy,
--
which hold-over tenancy shall be subject to all conditions, covenants and agreements of this Lease, except any right of renewal. Such hold-over tenancy may be terminated by Landlord or Tenant by delivery of written notice of termination to the other at least 60 days prior to expiration of the term of the hold-over tenancy. If Tenant remains in possession of the Lease Premises after expiration of the term of such hold-over tenancy, Tenant shall pay a monthly charge for the use and occupancy of the Leased Premises equal to, in addition to all other sums due under this Lease, 1.5 times the Rent determined in accordance with Article 3 hereof.
13.          RULES  AND  REGULATIONS
13.1.          Rules  and  Regulations.  Landlord may adopt reasonable rules and
-----          -----------------------
regulations  for  the  safety,  benefit and convenience of all tenants and other
-----
persons  in  the  Building  and on the Campus ("Rules and Regulations").  Tenant
---
shall at all times comply with, and shall cause its employees, agents, licensees
---
     and invitees to comply with, such Rules and Regulations from time to time in effect. Any Rules and Regulations which are adopted, and any modifications or amendments to such Rules and Regulations, (a) shall not be specifically repugnant to any provision of this Lease; (b) shall have general application to all tenants in the building similarly situated; and (c) shall be effective only upon delivery of a copy thereof to Tenant at the Lease Premises. Landlord shall not be responsible to Tenant for failure of any person to comply with such Rules and Regulations, nor for any failure to enforce the same in any particular instance.
14.          EMINENT  DOMAIN
14.1.       Total Taking.  If, during the Term, all of the Lease Premises or the
-----       ------------
Building shall be permanently taken for any public or quasi-public use under any statute or by right of eminent domain, or purchased under threat of such taking (a "Taking"), this Lease shall automatically terminate on the date on
             ------
which the condemning authority takes possession of the Lease Premises (hereinafter called the "date of such Taking").
                            ----------------------
14.2.         Partial Taking.  If, during the Term, only part of the Building or
-----         --------------
Lease  Premises  is  permanently  taken  as  set  out  in  Article  14.1,  then:
---
(a) if, in the reasonable opinion of Landlord, substantial alteration or reconstruction of the Building is necessary or desirable as a result thereof, whether or not the Lease Premises are or may be affected, Landlord shall have the right to terminate this Lease by giving the Tenant at least 30 days written notice of such termination; and
(b) if (i) more than one-third of the number of square feet in the Lease Premises is included in such Taking or (ii) the Lease Premises shall be deprived of suitable means of access on a permanent basis, or (iii) for any other reason such partial Taking of the Lease Premises materially adversely impacts the Tenant's ability to carry on its business, then Landlord and Tenant shall each have the right to terminate this Lease by giving the other at least 30 days written notice thereof.
14.3.          Termination  of  Lease.    If either party exercises its right of
-----          ----------------------
termination under this Article 14, this Lease shall terminate on the date stated
-----
     in the notice, provided, however that no termination pursuant to notice hereunder may occur later than sixty (60) days after the date of a Taking. On any such date of termination, Tenant shall promptly surrender to Landlord the Lease Premises and all its interests therein under this Lease. Landlord may re-enter and take possession of the Lease Premises and the Rent shall abate on the date of termination.
14.4.     Continuation of Lease.  If a portion of the Building or Lease Premises
-----     ---------------------
     (but less than the whole thereof) is Taken, and no rights of termination herein conferred are timely exercised, this Lease shall continue in full force and effect except that Lease Premises shall be reduced by the portion taken, if any, on the date of such Taking. In such event, the Rent payable hereunder shall be adjusted proportionately by Landlord in order to account for the reduction in the number of square feet in the Lease Premises, and Landlord shall reconstruct the balance of the Lease Premises to an architectural whole to the extent of the condemnation awards actually received by it, subject to the rights of any mortgagee.
14.5.          Awards.    Upon  any  such  Taking,  whether or not this Lease is
-----          ------
terminated:
-----
(a) Landlord shall be entitled to receive and retain the entire award or consideration for the affected Campus, Building, and improvements, and Tenant shall not have nor advance any claim against Landlord for the value of its property or its leasehold estate or the unexpired Term of the Lease, or for any business interruption expense or any other damages arising out of such Taking.
(b) Tenant shall be entitled to seek on its own account from the condemning authority and receive and retain any award for compensation attributable to the Taking of Tenant's trade fixtures and equipment and for the removal or relocation of its business.
(c) If any such award made or compensation paid to either party specifically includes an award or amount for the other, the party first receiving the same  shall  promptly  account  therefor  to  the  other.
14.6.       Temporary Taking.  In the event of any so-called temporary taking of
-----       ----------------
all or part of the Lease Premises for public or quasi public use for a period of less than 120 days (or a period which in Landlord's judgment is likely to be less than 120 days) this Lease and the terms hereof shall continue, including, without limitation, the obligation to pay Rent and all other sums hereunder. Tenant shall receive all awards or consideration on account thereof up to the amount of said Rent and other sums actually paid to Landlord, and reasonable costs and expenses incurred by Tenant in connection with the temporary relocation of its business, if any, and the balance shall be the property of Landlord.
15.          DAMAGE  BY  FIRE  OR  OTHER  CASUALTY
15.1.         Damage to Lease Premises. If all or part of the Lease Premises are
-----         ------------------------
rendered  untenantable  by  damage  from  fire  or  other casualty which, in the
---
reasonable opinion of an architect selected by Landlord, cannot be substantially
---
     repaired  under  applicable laws and governmental regulations within ninety
(90) days from the date of such casualty (employing normal construction methods without overtime or other premium and utilizing insurance proceeds recoverable by Landlord under its then existing insurance coverage), then either Landlord or Tenant may elect to terminate this Lease as of the date of such casualty by written notice delivered to the other not more than ten (10) days after receipt of such architect's opinion. If neither Landlord nor Tenant shall so terminate this Lease, Landlord shall forthwith at its own expense, to the extent of insurance proceeds actually received by Landlord on account of such fire or other casualty, subject to the rights of any mortgagee, repair such damage, other than damage to improvements, furniture, chattels or trade fixtures which do not belong to Landlord or which were originally constructed by Tenant, and other than damage due to the negligence or default of Tenant, which Tenant shall repair. Upon substantial completion of Landlord's work as aforesaid, Tenant shall promptly reconstruct and re-fixture the Lease Premises as required to conduct its business.
15.2.          Abatement.   If, as a result of a fire or other casualty, work is
-----          ---------
required  to  repair  damage  to all or part of the Lease Premises under Section
-----
15.1,  the  Rent payable by Tenant hereunder shall be proportionately reduced to
---
the extent that the Lease Premises are thereby rendered unusable by Tenant in its business, from the date of such casualty until five days after completion by
     Landlord of the repairs to the Lease Premises (or the part thereof rendered untenantable), whichever first occurs. Notwithstanding anything contained in this Article 15, Rent payable by Tenant hereunder shall not be abated if the damage is caused by any act or omission of Tenant, its agents, servants, employees or any other person entering upon the Lease Premises under express or implied invitation of Tenant.
15.3.          Major  Damage  to  Building.  If all or a substantial part of the
-----          ---------------------------
Building  (whether or not including the Lease Premises) is rendered untenantable
-----
by damage from fire or other casualty to such a material extent that in the reasonable opinion of Landlord the Building must be totally or partially demolished or reconstructed, Landlord may elect to terminate this Lease as of the date of such casualty by written notice delivered to Tenant not more than sixty (60) days after the date of such casualty.
15.4.       Limitation on Landlord's Liability.  Except as specifically provided
-----       ----------------------------------
in this Article 15, and to the fullest extent permitted by law, there shall be no reduction of Rent and Landlord shall have no liability to Tenant by reason of any injury to or interference with Tenant's business or property arising from fire or other casualty, howsoever caused, or from the making of any repairs resulting therefrom in or to any portion of the Building or the Lease Premises.
16.          TRANSFERS  BY  LANDLORD
16.1.       Subordination.  This Lease and the rights of Tenant hereunder, shall
-----       -------------
be subject and subordinate in all respects to any and all mortgages, deeds of trust and over leases now or hereafter placed on the Building or Campus, and to all renewals, modifications, consolidations, replacements and extensions thereof and to any advances secured by any of the foregoing regardless of when made; provided however that in each case such subordination is conditioned upon receipt by Tenant of a non-disturbance agreement reasonably satisfactory to Tenant.
16.2.      Attornment.  If the interest of Landlord is transferred to any person
-----      ----------
(a  "Transferee")  by  reason  of  sale,  foreclosure,  other  proceedings  for
     ----------
enforcement of any such mortgage or deed of trust, delivery of a deed in lieu of
    -----
     such foreclosure, termination of any overlease, Tenant shall attorn to such Transferee. In such a case, this Lease shall continue in full force and effect as a direct lease between Transferee and Tenant, upon all of the same terms, conditions and covenants as are set forth in this Lease except that after such attornment, Transferee shall not be:
(a) liable for any act or omission of Landlord (other than ongoing Landlord defaults); or
(b) subject to any offsets or defenses which Tenant might have against Landlord (other than ongoing Landlord defaults); or
(c) bound by any prepayment by Tenant of more than one month's installment of Rent, or by any previous modification of this Lease, unless such repayment or modification  shall  have  been  approved  in  writing  by  Transferee.
16.3.      Effect of Transfer.  A sale, conveyance, assignment or other transfer
-----      ------------------
of  the Building (a "Transfer") shall operate to release Landlord from liability
                     --------
for all of the covenants, terms and conditions of this Lease, express or implied, except any liabilities which relate to the period prior to the date of such Transfer. After the date of a Transfer, Tenant shall look solely to
Landlord's  successor  in  interest  to  this  Lease.
16.4.     Execution of Instruments.  The subordination and attornment provisions
-----     ------------------------
     of this Article 16 shall be self-operating and no further instrument shall be required. Nevertheless, Tenant, on request by and without cost to Landlord or any successor in interest or Transferee, shall execute and deliver any and all instruments further evidencing such subordination and (where applicable hereunder) attornment, and if Tenant shall fail to do so, Landlord may do so as Tenant's duly authorized attorney-in-fact, which appointment shall be deemed to be irrevocable and coupled with an interest.
17.          NOTICES,  ACKNOWLEDGMENTS,  AUTHORITIES  FOR  ACTION
17.1.     Notices.  Any notice from one party to the other required or otherwise
-----     -------
     to be given hereunder shall be in writing and shall be deemed duly served if (i) hand delivered, (ii) delivered by a nationally recognized delivery service (such as Federal Express, UPS or DHL), or (iii) mailed by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If  to  Tenant:                    The  Children's Hospital of Philadelphia
     34th  Street  and  Civic  Center  Boulevard.,
Philadelphia,  PA  19104
Attn:  Director  of  Facilities  Management

     If  to  Landlord:          CoreCare  Behavioral  Health  Management,  Inc.
                    CoreCare  Realty  Corp.
     111  N.  49th  Street
     Philadelphia,  PA,  19139
Attn:  Rose  D'Ottavio,  President

Any notice shall be deemed to have been given at the time of receipt or, if mailed, five (5) days after the date of mailing thereof, whichever shall be earlier. Either party shall have the right to designate by notice, in the manner set forth above, a different address to which notices are to be sent and additional parties to whom copies of notices shall be sent in like manner.
17.2.          Estoppel  Certificates.
-----          ----------------------
     Each of the parties hereto shall at any time and from time to time upon not less than ten (10) business days prior notice from the other execute, acknowledge and deliver a written statement substantially in the form of Exhibit
                                                                         -------
E,  certifying  to  the  extent  that  the  same  are,  in  fact,  true:
(a) that the Lease is in full force and effect, subject only to such modifications (if any) as may be set out therein;
(b) that the Tenant is in possession of the Lease Premises and paying Rent as provided in this Lease;
(c)          the  dates  (if  any)  to  which  Rent  is  paid  in  advance;
(d) that there are not, to such party's knowledge, any uncured defaults on the part of the other party hereunder, or specifying such defaults if any are claimed; and
(e) as to any other matter the other party or any mortgagee or over lessor shall reasonably require.
     Any such statement may be relied upon by any prospective transferee or encumbrancer of all or any portion of the Building or Campus, or any assignee of such persons. If Tenant fails to timely deliver such statement, Tenant shall be deemed to have acknowledged that this Lease is in full force and effect, without modifications except as may be represented by Landlord, and that there are no uncured defaults in Landlord's performance.
18.          DEFAULT  AND  REMEDIES
18.1.          Tenant's  Default.  If  and  whenever:
-----          ------------------
(a) part or all of the Rent is not paid when due, and such default continues for ten (10) days after demand therefor; or
(b) the estate of Tenant or any goods, chattels or equipment of Tenant is taken in execution or in attachment or if a writ of execution or the equivalent is issued against Tenant; or
(c) Tenant becomes insolvent or commits an act of bankruptcy or becomes bankrupt or takes the benefit of any statute that may be in force for bankrupt or insolvent debtors or becomes involved in voluntary or involuntary winding-up proceedings or if a receiver shall be appointed for the business, property, affairs or revenues of Tenant; or
(d) Tenant makes a bulk sale of its goods or moves or commences, attempts or threatens to move its goods, chattels and equipment out of the Lease Premises
     (other than in the normal course of its business), or abandons the Lease Premises without having given to Landlord the notice provided for in Section 4.4 hereof; or
(e) Tenant fails to observe, perform and keep each and every of the covenants, agreements, provisions, stipulations and conditions herein contained to be observed, performed and kept by Tenant (other than payment of Rent) and persists in such failure after thirty (30) days notice by Landlord requiring that Tenant remedy, correct, desist or comply (or if any such breach would reasonably require more than thirty (30) days to rectify, unless Tenant commences rectification within the thirty (30) day notice period and thereafter promptly and effectively and continuously proceeds with the rectification of the breach);  then
     Landlord shall have the right, immediately or at any time thereafter, to enter upon the Lease Premises or any part thereof in the name of the whole and repossess the same as of its former estate and expel Tenant and those claiming by, through or under it, and remove their goods and effects without breach of the peace and store the same on behalf of Tenant without being deemed guilty of any manner of trespass and without prejudice to any remedies which might otherwise be used for arrears of Rent or other payments or preceding breach of covenant, and upon entry as aforesaid this Lease shall be terminated. Landlord, at its election, may effect such termination by written notice to Tenant to that effect, which shall have the same force as an entry for breach as provided in this Article. In case of such termination, or in case of termination under the provisions of any law by reason of the default of Tenant, Tenant shall immediately  vacate  and  surrender  the  Lease  Premises.
     Immediately upon the occurrence of an event of default by Tenant, Tenant shall pay to Landlord, and Landlord shall receive, the sum of: (i) Rent, and all other amounts due to Landlord under this Lease, up to the time of said termination ("Pre-Default Amount"), plus (ii) as liquidated damages, a sum equal to the present value of Rent, and all other amounts due to Landlord under this Lease, for the remainder of the Term ("Accelerated Amount").
In the alternative, Landlord may reenter the Premises and use commercially reasonable efforts to relet the Premises or any part thereof for such term or terms (which may be for a term extending beyond the Term of this Lease) and at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable. Landlord may make such alterations and repairs as Landlord deems necessary in order to relet the Premises. Upon each such reletting, all rentals received by Landlord from such reletting ("Future Rent") shall be held by Landlord and applied in the following order of priority: first, applied to the payment of any costs and expenses of such reletting,
-----
including  brokerage  fees,  reasonable  attorneys'  fees  and  costs  of  such
-----
alterations  and  repairs; second, credited to payment of the Pre-Default Amount
-----
to the extent Tenant has not paid the Pre-Default Amount to such date; and third, credited to payment of the Accelerated Amount to the extent Tenant has not paid the Accelerated Amount to such date. At such time as the Accelerated Amount has been paid in full, all Future Rent shall be retained by Landlord. Tenant shall be liable to Landlord for payment of the Pre-Default Amount and the Accelerated Amount, to the extent such Pre-Default Amount and Accelerated Amount exceed Future Rent.
Notwithstanding anything to the contrary herein, Landlord's exercise of its option to receive the Pre-Default Amount and the Accelerated Amount shall not in any way prejudice Landlord's right to subsequently reenter and relet the Lease Premises; nor shall Landlord's exercise of its option to reenter and relet the Lease Premises in any way prejudice Landlord's right to subsequently receive the Pre-Default Amount and the Accelerated Amount.
18.2.      Interest and Costs.  Without limitation on any other provision hereof
-----      ------------------
or remedy at law or in equity, Tenant shall pay monthly to Landlord interest at a rate equal to the lesser of (i) the base rate from time to time charged by Citibank plus 3% per annum or (ii) the maximum rate permitted by applicable law, upon all Rent and other sums required to be paid hereunder from ten (10) days after the due date thereof until the same is fully paid and for payment thereof until the same is fully paid and satisfied. Tenant shall indemnify Landlord against all costs and charges (including reasonable legal fees, but excluding consequential damages) lawfully and reasonably incurred in enforcing payment thereof, or in obtaining possession of the Lease Premises after default of Tenant or upon expiration or earlier termination of the Term of this Lease, or in enforcing any covenant, provision or agreement of Tenant herein contained.
18.3.      Right of Landlord to Perform Covenants.  All covenants and agreements
-----      --------------------------------------
to be performed by Tenant under any of the terms of this Lease shall be performed by Tenant, at Tenant's sole cost and expense, and without any abatement of Rent, counterclaim, deduction or set-off. If Tenant shall fail to perform any act on its part to be performed hereunder, and such failure shall continue for 10 days after notice thereof from Landlord, Landlord may (but shall not be obligated so to do) perform such act, without waiving or releasing Tenant from any of its obligations relative thereto. All sums paid or costs incurred by Landlord in so performing such acts, together with interest thereon at the rate set out in Section 18.2 hereof, from the date each such payment was made or each such cost incurred by Landlord, shall be payable by Tenant to Landlord on demand.
18.4.         Remedies Cumulative.  No reference to nor exercise of any specific
-----         -------------------
right or remedy by Landlord shall prejudice or preclude Landlord from exercising
---
     or invoking any other remedy in respect thereof, whether allowed at law or in equity or expressly provided for herein. No such remedy shall be exclusive of or dependent upon the exercise of any other remedy. All remedies shall be cumulative and concurrent.
18.5.          Landlord's Default.  In no case shall Landlord be deemed to be in
-----          ------------------
default under this Lease unless Tenant shall have first given Landlord notice in
----
     writing specifying the nature of the default complained of and that Landlord shall have failed to cure said default within thirty (30) days or if such default is not reasonably capable of being cured within thirty (30) days, then if Landlord has not commenced to cure such default within thirty (30) days and thereafter is diligently prosecuting such cure to completion. Tenant's sole remedy in the event of a Landlord default shall be to bring suit for the collection of any amounts for which Landlord may be in default, or for the performance of any covenant or agreement devolving upon Landlord, together with Tenant's reasonable attorneys' fees and expenses incurred in the prosecution thereof. Landlord shall pay monthly to Tenant interest at a rate equal to the lesser of (i) the base rate from time to time charged by Citibank plus 3% per annum or (ii) the maximum rate permitted by applicable law, upon all such amounts for which Landlord may be in default from ten (10) days after the due date thereof until the same is fully paid. Tenant shall not have the right in the event of a Landlord default to either (i) terminate this Lease or (ii) set-off amounts due from the Landlord against payments of Rent, unless and until Tenant obtains a judgment against Landlord, after which Tenant may offset the amount of such judgment against one-half (50%) of the rent payment due each month thereafter. In any event, Landlord's liability for damages under this Lease shall be limited to the extent of its interest in the Building.
19.          MISCELLANEOUS
19.1.     Relationship of Parties.  Nothing contained in this Lease shall create
-----     -----------------------
     any relationship between the parties hereto other than that of landlord and tenant, and it is acknowledged and agreed that Landlord does not in any way or for any purpose become a partner of Tenant in the conduct of its business, or a joint venturer or a member of a joint or common enterprise with Tenant.
19.2.          Consents.    Except  as otherwise specifically provided, whenever
-----          --------
consent,  approval,  permission  or  the  exercise  of discretion of Landlord or
-----
Tenant  is  required  or  permitted under the terms of this Lease, such consent,
-----
approval,  permission  or  the  exercise of discretion shall not be unreasonably
---
withheld,  delayed,  or exercised, and such consent, approval, permission or the
---
exercise of discretion shall be deemed given if Landlord has not responded to Tenant within 15 days after receipt by Landlord of Tenant's request therefor. Tenant's sole remedy if Landlord unreasonably withholds or delays consent, approval or permission as the case may be, shall be an action for specific performance, and Landlord shall not be liable for damages. If either party withholds any consent, approval, permission or exercise as the case may be, such party shall on written request deliver to the other party a written statement giving the reasons therefor.
19.3.          Name of Building.  Landlord shall have the right, after (30) days
-----          ----------------
notice  to  Tenant,  to  change  the name, number or designation of the Building
----
during  the  Term  without  liability  to Tenant; provided however that Landlord
----
shall  not  name  the  Building  for  any  competitor  of  Tenant.
----
19.4.      Applicable Law and Construction.  This Lease shall be governed by and
-----      -------------------------------
construed under the laws of the jurisdiction in which the Building is located, and its provisions shall be construed as a whole according to their common meaning and not strictly for or against Landlord or Tenant. The words Landlord and Tenant shall include the plural as well as the singular. If this Lease is executed by more than one tenant, Tenants' obligations hereunder shall be joint and several obligations of such executing tenants. Time is of the essence of this Lease and each of its provisions. The captions of the Articles are included for convenience only, and shall have no effect upon the construction or interpretation  of  this  Lease.
19.5.          Entire  Agreement.    The Exhibits, the Lease Data Sheet, and the
-----          -----------------
Addenda,  if  any,  attached  hereto  are made a part of this Lease.  This Lease
-----
contains  the  entire  agreement  between the parties hereto with respect to the
----
subject  matter  of  this Lease.  Tenant acknowledges and agrees that it has not
---
relied upon any statement, representation, agreement, or warranty except such as
--
     are  set  out  in  this  Lease.
19.6.      Amendment or Modification.  Unless otherwise specifically provided in
-----      -------------------------
this Lease, no amendment, modification, or supplement to this Lease shall be valid or binding unless set out in writing, refer specifically to this Lease, and executed by the parties hereto in the same manner as the execution of this Lease.
19.7.       Construed Covenants and Severability.  All of the provisions of this
-----       ------------------------------------
Lease are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate Article hereof. Should any provision of this Lease be or become invalid, void, illegal or not enforceable, it shall be considered separate and severable from the Lease and the remaining provisions shall remain in force and be binding upon the parties hereto as though such provision had not been included.
19.8.      No Implied Surrender or Waiver.  No provisions of this Lease shall be
-----      ------------------------------
deemed to have been waived by Landlord unless such waiver is in writing signed by Landlord. Landlord's waiver of a breach of any term or condition of this Lease shall not prevent a subsequent act, which would have originally constituted a breach, from having all the force and effect of any original breach. Landlord's receipt of Rent with knowledge of a breach by Tenant of any term or condition of this Lease shall not be deemed a waiver of such breach. Landlord's failure to enforce against Tenant or any other tenant in the Building any of the Rules and Regulations made under Article 13 shall not be deemed a waiver of such Rules and Regulations. No act or thing done by Landlord, its agents or employees during the Term shall be deemed an acceptance of a surrender of the Lease Premises. The delivery of keys to any of Landlord's agents or employees shall not operate as a termination of this Lease or a surrender of the Lease Premises. No payment by Tenant, or receipt by Landlord, of a lesser amount than the Rent due hereunder shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such Rent or pursue any other remedy available to Landlord.
19.9.          Successors Bound.  Except as otherwise specifically provided, the
-----          ----------------
covenants, terms, and conditions contained in this Lease shall apply to and bind
----
     the heirs, successors, executors, administrators and assigns of the parties hereto.
19.10.      Delays.  In any case where either party hereto is required to do any
------      ------
act, other than the making of any payment of Rent or other monetary sum due Landlord hereunder, the time for performance thereof shall be extended for a period equal to any delay caused by or resulting from any act of God, war, civil commotion, fire, casualty labor difficulties, shortages of labor, materials or equipment, governmental regulations or other causes beyond such party's reasonable control, whether such time be designated by a fixed date, a fixed time, or a "reasonable time".
19.11.         Brokers and Advisors.  Tenant warrants and represents that it has
------         --------------------
dealt  with no broker, agent or advisor in connection with this Lease other than
---
Smith  Mack  &  Company, Inc. and Franklin Realty Advisors, Inc. ("Broker"), for
                                                                   ------
whose commissions Landlord shall be solely liable. Tenant shall indemnify and hold Landlord harmless of and from all claims which may be made by any person claiming through Tenant, other than Broker against Landlord, for brokerage or other compensation in the nature of brokerage with respect to this Lease, and Landlord shall likewise indemnify and hold Tenant harmless of and from all claims which may be made by any person claiming through Landlord against Tenant for brokerage or other compensation in the nature of brokerage with respect to this Lease.

              [The remainder of this page intentionally left blank]

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease on the day and year first above written.


THE  CHILDREN'S  HOSPITAL  OF  PHILADELPHIA




By:_____________________
     Name:
     Title:


CORECARE  REALTY  CORP.




By:_____________________
     Name:
     Title:


CORECARE  BEHAVIORAL  HEALTH  MANAGEMENT,  INC.




By:_____________________
     Name:
     Title:

                                    EXHIBIT A
                             PLAN OF LEASE PREMISES
                             ----------------------
                                    EXHIBIT B
                                 LANDLORD'S WORK
                                 ---------------
                                    EXHIBIT C
                               LANDLORD'S SERVICES
                               -------------------
                                    EXHIBIT D
                                    Reserved
                                    --------
                                    EXHIBIT E
                                    ---------
                              ESTOPPEL CERTIFICATE
                              --------------------

     ________________,  19  __
_____________________
_____________________
_____________________
_____________________

RE:         Lease dated ____________, 1997 (the "Lease") for space on the Second
Floor of the North Building, 111 N. 49th Street, Philadelphia, PA (the "Lease Premises")

Gentlemen:
     This  letter  is  given  to  you  pursuant  to  Article  17.2 of the Lease.
     We do hereby certify to you, upon which certification you may and are intended to rely, as follows:
(a)          the  Lease  is  in  full  force  and  effect;
(b) we have taken possession of the Lease Premises and the obligation to pay Rent, subject to any waiver of rent provided for in the Lease, has accrued;
(c) our Rent is paid through _______, and said payment was made on _____________, 19__;
(d)          that $________________ is held as security deposit under the Lease;
     (e) Landlord is not in default of any of its obligations under the Lease including, but without limitation, its obligations to prepare the space and deliver the same;
     (f) the Term of the Lease expires on _____, 19__, and no rights of extension or reviewal exist other than as set forth in the Lease, and
(g)          we  have  (have  not)  exercised  our  rights  of  extension.
     Very  truly  yours,
     ________________________
     ________________________
                                   EXHIBIT F
                                   ----------

                      EXCEPTIONS TO SUBSTANTIAL COMPLETION
                      -------------------------------------

The following items shall not be required to be completed in order for the Lease Premises to be deemed "substantially complete" pursuant to Section 2.2.2 hereof:


-          screening  of  windows  in  common  area  of  Lease  Premises
-          padding  of  "time-out"  rooms






EXHIBIT 6.12


Master  Lease  No.  080509M


	MASTER LEASE AGREEMENT
	LESSOR: COPELCO CAPITAL, INC.
	LESSEE: CORECARE SYSTEMS, INC.

	TERMS AND CONDITIONS OF LEASE

1.          LEASE  OF  EQUIPMENT.

A. Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the equipment described in one of more equipment schedules (the "Schedule") substantially in the form of Exhibit A attached hereto, that may hereafter be executed by Lessor and Lessee ( the equipment together with all replacement parts, repairs additions, substitutions and accessories shall be referred to as the "Equipment") on the terms and conditions contained in this Lease ("Lease") and in any Schedule. This Lease and each of the terms, covenants, conditions, provisions and agreements had been repeated and set forth in full therein, and this Master Lease Agreement shall control and be effective as to all such Schedules except to the extent that the Master Lease Agreement may be inconsistent with the terns and provisions of such Schedule, in which event the terms and provisions of such Schedule shall prevail. Each Schedule shall constitute a separate lease and a distinct and independent obligation of the Lessee. The parties intend this Lease to be a "Finance Lease" under Article 2A of the Uniform Commercial Code.

B. Acceptance by Lessor shall occur only as set forth in this Section I and shall continue in force with respect to all items of Equipment for the Initial Term specified in each Schedule. Lessee agrees promptly to date, execute and deliver to Lessor, upon delivery to Lessee of the first item of Equipment listed on a Schedule, a confirmation of delivery on each Lessor's Equipment Acceptance Certificate ("Receipt") substantially in the form of Exhibit B attached hereto. If Lessee does not, for any reason, date, execute and deliver to Lessor the Lessor as its attorney-in-fact to execute the Receipt on Lessee's behalf and to insert the date that the Equipment was delivered to Lessee.

2.          ORDER  AND  DELIVERY  OF  EQUIPMENT:  LESSOR'S  RIGHT  TO TERMINATE.
Lessee hereby requests Lessor to order the Equipment from the Vendor named on the Schedule and to arrange for delivery of the Equipment to Lessee at Lessee's expense, and to lease the Equipment to Lessee. If the Equipment is not delivered to and accepted by Lessee in form satisfactory to Lessor, within ninety (90) days from the date Lessor orders the Equipment, Lessor may Terminate the applicable Schedule and its obligations thereunderafter such 90 days. Lessee waives any requirement of Lessor to furnish Lessee a copy of Lessor's purchase order for the Equipment.

3.          TERM  AND  RENT

A. The initial term ("Initial Term") of any schedule to which this Lease relates shall commence on the day all the Equipment listed on such Schedule is delivered to Lessee or Lessee's representative (the "Commencement Date") and shall be of such duration as is prescribed in such Schedule. Advance Rent and any Security Deposit as provided in any Schedule shall be payable upon the execution of this Lease or the applicable Schedule and shall not be refundable if the lease term for any reason does not commence or if this lease is duly terminated by Lessor. Interim rent shall be payable for the period between the Commencement Date and the first day of the month following the Commencement Date at a daily rate equal to the periodic rental provided in any Schedule divided by the number of days in the period and subsequent payments shall be due periodically in advance on the first day of each successive period thereafter until all rent and other sums chargeable to Lessee hereunder are paid in full. Lessee's obligation to pay rent and Lessee's other monetary obligations hereunder are absolute and unconditional and are not subject to any abatement, set-off, defense or counterclaim for any reason whatsoever. Any Security Deposit shall secure all obligations of Lessee hereunder and may be applied at Lessor's discretion to any past due obligation of Lessee and to the extent not applied shall be returned to Lessee, without interest, at the expiration of this Lease or the applicable Schedule, All payments of rent shall be made to Lessor at the address set forth herin or such other address as Lessor shall designate in writing.

B. Whenever any payment is not made by Lessee when due hereunder. Lessee agrees to pay to Lessor, not later than one month thereafter as an administrative charge to offset Lessor's collection expenses an amount calculated at the rate of ten cents per onde dollar for each such delayed payment, but as to each of the foregoing in no event more than the maximum rate permitted by law.

C.          (Intentionally  Omitted)

D. If, at any time prior to acceptance of the Equipment leased hereunder, Lessor makes a general pricing increase with respect to new leases (including increases reflecting increases in financing costs or operating expenses) and desires that such increase be reflected in the Rental Payments to be charged to Lessee under the Schedule relating to such Equipment, then Lessor shall promptly notify Lessee of such increase ("Increase Notification"). If such increase is in excess of ten (10%) percent of the amount of the Rental Payment, Lessee at its option may terminate the relevant Schedule; provided, however, that Lessor must be notified, within fifteen (15) days after the date of Lessee's receipt of the Increase Notification, of Lessee's intention to do so, effective the day of such notice to Lessor. If any increase under this Section 3.D is not in excess of ten (10%) of the Rental Payment, or if Lessor is not notified of Lessee's intention to terminate the relevant Schedule within the fifteen (15) day period set forth herein, then the relevant Schedule shall be automatically adjusted to the new higher Rental Payment.

4. NO WARRANTIES BY LESSOR, DISCLAIMER OF IMPLIED WARRANTIES AND WAIVER OF DEFENSES. LESSOR IS NOT THE MANUFACTURER OR SUPPLIER OF OR A DEALER IN THE EQUIPMENT, AND MAKES NO WARRANTY, EXPRESSED OR IMPLIED, TO ANYONE, AS TO THE SUITABILITY, DURABILITY, DESIGN, CONDITION, CAPACITY, PERFORMANCE OR ANY OTHER ASPECT OF THE EQUIPMENT OR ITS MATERIAL OR WORKMANSHIP. LESSOR FURTHER DISCLAIMS ANY IMPLIED WARRANTIES OF ANY KIND WITH RESPECT TO THE EQUIPMENT INCLUDING THE WARRANTY OF MERCHANTABILITY AND FITNESS FOR USE OR PURPOSE. AS TO LESSOR AND ITS ASSIGNS, LESSEE LEASES THE EQUIPMENT "AS IS." LESSEE REPRESENTS THAT IT HAS SELECTED THE EQUIPMENT AND THE SUPPLIER AND ACKNOWLEDGES THAT LESSOR HAS NOT RECOMMENDED THE SUPPLIER. LESSOR SHALL HAVE NO OBLIGATION TO INSTALL, MAINTAIN, ERECT, TEST, ADJUST, OR SERVICE THE EQUIPMENT, ALL OF WHICH LESSEE SHALL PERFORM, OR CAUSE THE SAME TO BE PERFORMED BY QUALIFIED THIRD PARTIES. LESSOR AND LESSOR'S ASSIGNEE SHALL NOT BE LIABLE TO LESSEE OR OTHERS FOR ANY LOSS, DAMAGE OR EXPENSE OF ANY KIND OR NATURE CAUSED DIRECTLY OR INDIRECTLY BY ANY EQUIPMENT HOWEVER ARISING, OR THE USE OR MAINTENANCE THEREOF OR THE FAILURE OF OPERATION THEREOF, OR THE REPAIRS, SERVICE OR ADJUSTMENT THERETO. NO REPRESENTATION OR WARRANTY AS TO THE EQUIPMENT OR ANY OTHER MATTER BY THE SUPPLIER OR OTHERS SHALL BE BINDING ON THE LESSOR NOR SHALL THE BREACH OF SUCH RELIEVE LESSEE OF, OR IN ANY WAY AFFECT, ANY OF LESSEE'S OBLIGATIONS TO LESSOR HEREIN. IF THE EQUIPMENT IS UNSATISFACTORY FOR ANY REASON, LESSEE SHALL MAKE CLAIM ON ACCOUNT THEREOF SOLELY AGAINST SUPPLIER, AND ANY OF SUPPLIER'S VENDORS, AND SHALL NEVERTHELESS PAY LESSOR ALL RENT AND OTHER SUMS PAYABLE UNDER THIS LEASE. LESSOR HEREBY ASSIGNS TO LESSEE, SOLELY FOR THE PURPOSE OF PROSECUTING SUCH A CLAIM, ALL (IF ANY) OF THE RIGHTS WHICH LESSOR MAY HAVE AGAINST SUPPLIER AND SUPPLIER'S VENDORS FOR BREACH OF WARRANTY OR OTHER REPRESENTATIONS RESPECTING THE EQUIPMENT, REGARDLESS OF CAUSE, LESSEE WILL NOT ASSERT ANY CLAIM WHATSOEVER AGAINST LESSOR FOR LOSS OF ANTICIPATORY PROFITS OR ANY OTHER INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, NOR SHALL LESSOR BE RESPONSIBLE FOR ANY DAMAGES OR COSTS WHICH MAY BE ASSESSED AGAINST LESSEE IN ANY ACTION FOR
INFRINGEMENT OF ANY UNITED STATES LETTERS PATENT. LESSOR MAKES NO WARRANTY AS TO THE TREATMENT OF THIS LEASE FOR TAX OR ACCOUNTING PURPOSES. NOTWITHSTANDING ANY FEES WHICH MAY BE PAID BY LESSOR TO SUPPLIER OR ANY AGENT OF SUPPLIER, LESSEE UNDERSTANDS AND AGREES THAT NEITHER SUPPLIER NOR ANY AGENT OF SUPPLIER IS AN AGENT OF LESSOR OR IS AUTHORIZED TO WAIVE OR ALTER ANY TERM OR CONDITION OF THIS LEASE.

5. JURISDICTION AND VENUE. LESSEE CONSENTS TO THE PERSONAL JURISDICTION OF THE FEDERAL AND STATE COURTS OF THE STATE OF NEW JERSEY WITH RESPECT TO ANY ACTION ARISING OUT OF THIS LEASE OR THE EQUIPMENT, PROVIDED, HOWEVER, LESSOR MAY, IN ITS SOLE DISCRETION, ENFORCE THIS LEASE IN ANY COURT HAVING LAWFUL JURISDICTION THEREOF. THIS MEANS ANY LEGAL ACTION ARISING OUT OF THIS LEASE MAY BE FILED IN NEW JERSEY, AND LESSEE MAY BE REQUIRED TO DEFEND AND LITIGATE ANY SUCH ACTION IN NEW JERSEY. LESSEE AGREES THAT SERVICE OF PROCESS IN ANY SUIT MAY BE MADE BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO THE LESSEE AT THE ADDRESS SET FORTH HEREIN. TO THE EXTENT PERMITTED BY LAW, LESSEE WAIVES TRIAL BY JURY IN ANY ACTION BY OR AGAINST LESSOR HEREUNDER.


6. TITLE; PERSONAL PROPERTY. The Equipment is, and shall at all times be owned by lessor and Lessee shall have no interest in the Equipment except that of Lessee and Lessee shall have no right to purchase or otherwise acquire title to or ownership of any of the Equipment. If Lessor supplies Lessee with labels indicating that the Equipment is owned by Lessor, Lessee shall affix such labels to and keep them in a prominent place on the Equipment. Lessee hereby authorizes Lessor to insert in this Lease the serial numbers. And other identification data of Equipment when determined by Lessor. To protect Lessor's rights in the Equipment in the event this Lease is determined to be a security agreement, Lessee hereby grants to Lessor a security interest in the Equipment, and all proceeds, products, rents or profits therefrom. Lessee hereby authorizes Lessor, at Lessee's expense, to cause this Lease, or any statement or other instrument in respect of this lease showing the interest of Lessor in the Equipment, including Uniform Commercial Code Financing Statements, to be filed or recorded and refiled and re-recorded, and grants Lessor the right to execute Lessee's name thereto. Lessee agrees to execute, deliver and file any statement or instrument requested by Lessor for such purpose, and if certificates of title are issued or outstanding with respect to any of the Equipment, Lessee will cause the interest of Lessor to be properly noted thereon, and agrees to pay or reimburse Lessor for any searches, filings, recordings stamp fees or taxes related to the filing or recording of any such instrument or statement, plus Lessor's reasonable handling charges. Lessee shall, at its expense, protect and defend Lessor's title against all persons claiming against or through Lessee, at all times keeping the Equipment free from any legal process or encumbrance whatsoever including but not limited to liens, attachments, levies and executions, and shall give Lessor immediate written notice thereof and shall indemnify Lessor from any loss caused thereby. Lessee shall, upon Lessor's request, execute or obtain from third parties and deliver to Lessor such estoppel certificates, landlord's waivers and such further instruments and assurances as Lessor deems necessary or advisable for the confirmation or perfection of Lessor's rights hereunder. The Equipment is, and shall at all times be and remain, personal property notwithstanding that the Equipment or any part thereof may now be or hereafter become, in any manner, affixed or attached to real property or any improvements thereon.

7. MAINTENANCE, USE AND LOCATION. Lessee shall, at its own cost and expense, maintain the Equipment in good operating condition and repair and protect the Equipment from deterioration other than normal wear and tear; shall use the equipment in the regular course of its business, within its normal operating capacity, without abuse; shall comply with all laws, ordinances, regulations, requirements and rules with respect to the use, maintenance and operation of the Equipment; shall not make any modification, or alteration or addition to the Equipment without the prior written consent of Lessor, which shall not be unreasonably withheld, except for engineering changes recommended by and made by the manufacturer; shall install on the Equipment all engineering changes offered by the manufacturer without charge which enhance the safety of the Equipment; shall not so affix the Equipment to realty as to change its nature to real property or a fixture; and shall keep the Equipment at the location shown herein, and shall not remove the Equipment without prior written consent of Lessor. Lessee will grant access to the
Equipment to Lessor, Lessor's designee, and the manufacturer during normal working hours for inspection, repair, preventative maintenance, installation of engineering changes and for any other reasonable purpose. Lessee shall during the term of this Lease. At its own expense, enter into and maintain in force a contract with the manufacturer or other acceptable maintenance company covering the maintenance of the Equipment and furnish a copy thereof to Lessor upon request. If Lessor incurs any costs or expenses to bring the Equipment up to good working order and appearance, Lessee shall immediately
reimburse    Lessor  for  all  such  costs  or  expenses.

8. REDELIVERY; RENEWAL TERM. After the Initial Term, and after each renewal term thereafter, this Lease shall be automatically renewed for a term of six months, unless Lessee shall give Lessor written notice of termination at least one hundred eighty (180) days before the expiration of the then current term. Within ten (10) days of expiration or earlier termination of this Lease, Lessee shall return the Equipment and all cable, wiring, connectors, accessories and attachments thereto, freight and insurance prepaid, to Lessor in good repair, condition and working order, ordinary wear and tear resulting from proper use thereof only excepted. Lessee shall have the Equipment certified as acceptable for the manufacturer's standard maintenance contract and such certification shall be presented to Lessor at least fourteen (14) days prior to redelivery to Lessor, Lessor shall have the right, by notice to Lessee, and at Lessee's cost, to make all arrangements for the discontinuance, disassembly, packing and transportation of each item of Equipment and to designate a redelivery location.


9. RISK OF LOSS. Lessee shall bear all risks of loss or damage to Equipment from any cause from the date of the shipment of the Equipment to Lessee until its return to Lessor. The occurrence of any such loss or damage shall not relieve Lessee of any obligation hereunder. Lessee shall notify Lessor of any damage to or destruction of the Equipment. In the event of loss or damage, Lessee, at Lessor's sole option, shall: (a) repair the damaged Equipment: or (b) replace lost or unrepairable Equipment with substantially identical Equipment in good condition and working order with documentation creating clear title thereto in Lessor; or (c) pay to Lessor the present value of the unpaid balance of the aggregate rent reserved under this Lease plus Lessor's anticipated residual value of the Equipment at the scheduled expiration of this Lease discounted at six (6%) percent per annum to the date of loss. Upon Lessor's receipt of replacement Equipment or payment as provided in (b) or (c) hereof, Lessee and/or Lessee's insurer shall be entitled to Lessor's interest in said item for salvage purposes, in its then condition and location, without warranty, express or implied.

10. INSURANCE. Lessee shall keep the Equipment insured against all risks of loss or damage from every cause whatsoever for not less than the full replacement value thereof, and shall carry public liability and property damage insurance covering the Equipment and its use in amounts customary for such Equipment. All such insurance shall be in form and amount and with companies acceptable to Lessor and name Lessor and its assignee as Loss Payee, as their interest may appear with respect to property damage coverage and as Additional Insured with respect to public liability coverage. Lessee shall pay the premiums therefore and deliver said policies, or duplicates thereof or certificates of coverage therefore to Lessor, with long form Lender's Loss Payable endorsement upon the policy or policies or by independent instrument, that provides Lessor a right to thirty(30) day's written notice before the policy can be altered or canceled and the right without obligation to payment of premium. Should Lessee fail to provide such insurance coverage, Lessor may obtain such coverage for its benefit or for the benefit of Lessee and charge Lessee therefore. Lessee hereby appoints Lessor as Lessee's attorney-in-fact to make claim for, receive payment of, and execute and endorse all documents, checks, or drafts for loss or damage under any said insurance policies and to apply the proceeds in furtherance of the exercise of Lessor's options as provided herein.

11. TAXES AND CHARGES. This Lease is intended to be a net lease, and all payments hereunder are intended to be not to Lessor to the extent permitted by applicable law, Lessee shall pay directly (or, at Lessor's option, reimburse Lessor for) all license fees, assessments and other government charges, and all sales, use, excise, franchise, personal property and any other similar tax or taxes (herein collectively called "Charges") now or hereafter imposed, levied or assessed by any state, federal or local government or agency upon any of the Equipment or upon the leasing, purchase, ownership, use, possession, financing or operation thereof, or upon the receipt of rental payments therefore, even if Lessee's status provides for its exemption from the Charges (excluding income and gross receipt taxes on rental payments, except any such tax on rental payments which is a substitution for, or relieves Lessee from, the payment of taxes which Lessee would otherwise be obligated to pay or reimburse Lessor as herein provided) before the same shall become in default or subject to the payment of any penalty or interest. Lessee shall supply Lessor with receipts or other evidence of payment of all Charges as may be reasonably be requested by Lessor. Lessee shall further comply with all state and local laws requiring the filing of ad valorem or other tax returns relating to any Charges. Lessee shall notify the Lessor of the imposition of, or, to Lessee's knowledge, the proposed imposition of, any Charges by supplying to Lessor (within five (5) days after receipt thereof by Lessee) a copy of the invoice or other documents respecting such Charges. Unless otherwise directed by Lessor in writing, Lessor shall pay all personal properly taxes with respect to the Equipment and Lessee shall reimburse Lessor therefore upon demand.

12. LEASE IRREVOCABILITY AND OTHER COVENANTS AND REPRESENTATIONS OF LESSEE. LESSEE AGREES THAT THIS LEASE IS IRREVOCABLE FOR THE FULL TERM HEREOF AND THE LESSEE'S OBLIGATIONS UNDER THIS LEASE ARE ABSOLUTE AND SHALL CONTINUE WITHOUT ABATEMENT AND REGARDLESS OF ANY DISABILITY OF LESSEE TO USE THE EQUIPMENT OR ANY PART THEREOF BECAUSE OF ANY REASON INCLUDING, BUT NOT LIMITED TO WAR, ACT OF GOD, GOVERNMENTAL REGULATIONS STRIKE LOSS, DAMAGE, DESTRUCTION, OBSOLESCENCE, FAILURE OF OR DELAY IN DELIVERY, FAILURE OF THE EQUIPMENT TO OPERATE PROPERLY, TERMINATION BY OPERATION OF LAW, OR ANY OTHER CAUSE. LESSEE AGREES TO DELIVER TO LESSOR ANNUAL FINANCIAL STATEMENTS AND SUCH INTERIM STATEMENTS, AS LESSOR REQUESTS. LESSEE REPRESENTS THAT THIS LEASE HAS BEEN DULY AUTHORIZED BY ALL NECESSARY ACTION ON ITS PART, IS A VALID, BINDING AND LEGALLY ENFORCEABLE OBLIGATION OF LESSEE IN ACCORDANCE WITH ITS TERMS AND IS NOT IN ANY RESPECT INCONSISTENT WITH LESSEE'S CHARTER OR BY-LAWS OR ANY LAW, REGULATION, ORDER OR AGREEMENT BINDING UPON LESSEE; AND THE EQUIPMENT SHALL BE USED BY LESSEE SOLELY FOR BUSINESS PURPOSES AND THAT ALL FINANCIAL AND OTHER INFORMATION SUBMITTED TO LESSOR WAS AND WILL BE TUE AND CORRECT.

13. INDEMNITY. Lessee shall indemnify and hold Lessor harmless from and against any and all claims, actions, suits, proceedings, costs, expenses, damages and liabilities, including attorney's fees, arising out of, connected with, or resulting from the Equipment or this Lease, including without limitation, the manufacture, selection, delivery, possession, use, lease, operation, removal or return of the Equipment.

14.          DEFAULT  AND  REMEDIES

A. The occurrence of any one of the following events shall be deemed an "Event of Default": (a) Lessee fails to pay any rent or any other payment hereunder when due and such default shall continue for ten (10) days; or (b) Lessee fails to pay, when due, any indebtedness to Lessor arising independently of this Lease, including but not limited to, any other leases between Lessor and Lessee, and such default shall continue for ten (10) days; or (c) Lessee fails to perform any of the terms, covenants or conditions of the Lease of any other lease between Lessor and Lessee, rather than as provided above, after ten (10) days written notice; or (d) any representation of Lessee contained in this Lease or any other related agreement, or in any credit or other information submitted to Lessor in connection with this transaction is untrue or incorrect in any material respect; or (e) Lessee sells substantially all of its assets out of the ordinary course of business, merges or consolidates with any other person, or, sustains a change in its ownership of more than 20% in the aggregate; or (f) Lessee becomes insolvent or makes an assignment for the benefit of creditors; or
(g) a receiver, trustee, conservator or liquidator of Lessee or of all or a substantial part of its assets is appointed with or without the application or consent of Lessee; or (h) a petition is filed by or against Lessee under the Bankruptcy Code or any amendment thereto, or under any other insolvency law or laws, providing for the relief to debtors not discharged within 45 days.

B. Upon an Event of Default, the Lessor may, to the extent permitted by applicable law, exercise any one or more of the following remedies:

(i)          Terminate  this Lease with respect to all or any part of Equipment;
(ii) Recover from Lessee all rent and other amounts then due and as they shall thereafter become due hereunder;
(iii) Take possession of any or all items of Equipment on any Schedule, wherever the same may be located, without demand or notice, without any court order or other process of law and without liability to Lessee for any damages occasioned by such taking of possession, and any such taking of possession shall not constitute a termination of this lease;
(iv) Declare the entire unpaid balance of rent and other amounts for the unexpired term of this Lease immediately due and payable and recover from Lessee, with respect to any and all items of Equipment and with or without repossessing the Equipment the sum of:
1. The unpaid balance of all rent and other amounts due for the balance of the term of this lease, discounted at four (4%) percent per annum simple interest; and
2. The "reversionary value" of the Equipment as of the end of the Initial Term, which Lessee for this purpose agrees shall be ten (10%) percent of the total cost of the Equipment to Lessor, discounted at four (4%) percent per annum simple interest; provided, however, that upon repossession or surrender of Equipment, Lessor shall sell, lease or otherwise dispose of Equipment in a commercially reasonable manner, with or without notice and on public or private bid, and apply the net proceeds thereof (after deducting all expenses, including attorneys' fees incurred in connection therewith), to the sum of (1) and (2) above;
(v) Declare any other leases between Lessor and Lessee in default and exercise with respect to such leases any of the remedies provided for herein:
(vi) Pursue any other remedy available at law or in equity, including but not limited to seeking damages or specific performance and/or obtaining an injunction.
C. Lessee shall be liable and shall pay to Lessor all expenses incurred by Lessor in connection with the enforcement of any of the Lessor's remedies, including all reasonable expenses of repossessing, storing, shipping, repairing, and selling the Equipment, and Lessor's reasonable attorney's fees. Lessor and Lessee acknowledge the difficulty in establishing a value for the unexpired lease term and owing to such difficulty agree that the provisions of this paragraph 14 represent an agreed measure of damages and are not to be deemed a forfeiture or penalty.

D. All remedies of Lessor hereunder are cumulative, are in addition to any other remedies provided for by law, and may, to the extent permitted by law, be exercised concurrently or separately. The exercise of any one remedy shall not be deemed to be an election of such remedy or to preculde the exercise of any other remedy. Nor failure on the part of the Lessor to exercise and no delay in exercising any right or remedy shall operate as a waiver thereof or modify the terms of this Lease. A waiver of default shall not be a waiver of any other or subsequent default. If this Lease is determined to be subject to any laws limiting the amount chargeable or collectible by Lessor then Lessor's recovery shall in no event exceed the maximum amounts permitted by law.

E. Upon an Event of Default, and such default shall continue for ten (10) days, to the extent and if permitted by applicable law, Lessee authorizes and empowers the Prothonotary or Clerk of Court or any attorney of any court of record to appear for Lessee and enter a judgement by confession or in an amicable action in any court of competent jurisdiction under this provision in favor of Lessor or its assignee, with or without averment or declaration filed, for possession of the Equipment and/or for such sum or sums as may be payable by reason of the terms of the Lease, including any sums as may be past due at the time of repossession or acceleration, and such additional sums as may be incurred by reason of the repossession of said Equipment, or become due by reason of acceleration upon default in payment by Lessee, together with any and all costs of suit, collection and reasonable attorney'' fees. The authority to confess judgement either for possession of the Equipment or any money due hereunder shall not be exhausted by one exercise, but judgements may be confessed from time to time, as often as may be necessary.

15. ASSIGNMENT, WAIVER OF DEFENSES; QUIET ENJOYMENT. LESSEE SHALL NOT ASSIGN, TRANSFER, PLEDGE, HYPOTHECATE, OR OTHERWISE DISPOSE OF THIS LEASE OR ANY INTERESTS HEREUNDER NOR SUBLET OR LEND EQUIPMENT OR PERMIT IT TO BE USED BY ANYONE OTHER THAN LESSEE OR LESSEE'S EMPLOYEES WITHOUT LESSOR'S PRIOR WRITTEN CONSENT. Lessor may, without notice or consent, assign or transfer this Lease or grant a security interest in any Equipment, any rentals, or any other sums due or to become due hereunder, and in such event Lessor's assignee, transferee or grantee shall have all the rights, powers, privileges, and remedies of Lessor hereunder. Lessee agrees that, following its receipt of notice of any assignment by Lessor of this Lease or the Rental Payments payable hereunder, it will pay the Rental Payments due hereunder directly to the assignee (or to whomever the assignee shall designate). Lessee agrees that no assignee of Lessor shall be bound to perform any duty, covenant, condition or warranty attributable to Lessor, and Lessee further agrees not to raise any claim or defense arising out of this Lease or otherwise which it may have against Lessor as a defense, counterclaim, or offset to any action by an assignee or secured party hereunder. Upon Lessor's request, Lessee will acknowledge to any assignee receipt of Lessor's notice of assignment. Nothing contained herein is intended to relieve Lessor of any of its obligations. Provided Lessee is not in default hereunder, Lessee shall quietly use and enjoy the Equipment, subject to the terms hereof.

16. PERFORMANCE BY LESSOR OF LESSEE'S OBLIGATIONS. In the event Lessee fails to comply with any provisions of this Lease, Lessor shall have the right, but shall not be obligated, to effect such compliance on behalf of Lessee upon ten (10) days prior written notice to Lessee. In such event, all monies reasonably expended by, and all reasonable expenses of Lessor in effecting such compliance shall be deemed to be additional rent, and shall be paid by Lessee to Lessor at the time of the next rent payment, together with interest at the rate of one and one-half (1-1/2%) percent per month but in no event more than the maximum permitted by law.

17. GOVERNING LAW: JURISDICTION AND VENUE; WAIVER OF TRIAL BY JURY AND RIGHTS AND REMEDIES UNDER THE UNIFORM COMMERCIAL CODE. This Lease shall be governed by the laws of the State of New Jersey, provided however, in the event this Lease or any provision hereof is not enforceable under the laws of the State of New Jersey then the laws of the state where the Equipment is located shall govern. TO THE EXTENT PERMITTED BY LAW, LESSEE WAIVES TRIAL BY JURY IN ANY ACTION BY OR AGAINST LESSOR HEREUNDER. Lessee hereby waives any and all rights and remedies granted Lessee by Sections 2A-508 through 2A-522 of the Uniform Commercial Code including, by way of example only and not as a limitation, the right to repudiate this Lease and reject the Equipment; the right to cancel this Lease, to revoke acceptance of the Equipment; granting a security interest in the Equipment in Lessee's possession and control for any reason; recover damages thereunder for any breach of warranty or for any other reason deduct all or any part of the claimed damages resulting from Lessor's default, if any, under this Lease; accept partial delivery of the Equipment:
"cover" by making any purchase or lease of or contract to purchase or lease equipment in substitution for those due from Lessor; recover any general, special, incidental or consequential damages, for any reason whatsoever; and specific performance, replevin, detinue, sequestration, claim and delivery and the like for the Equipment identified to this Lease.

18. GENERAL. This Lease shall insure to the benefit of and is binding upon the heirs, legatees, personal representatives, successors and assigns of the parties hereto. Time is of the essence of this Lease. This Lease and any Schedule shall be effective when accepted in writing by Lessor at its principal offices in New Jersey by its President or any Vice President. This Lease and any Schedule contains the entire agreement between Lessor and Lessee with respect to the subject matter hereof, and all negotiations and understandings have been merged herein. No modification of this Lease shall be effective unless in writing and executed by an executive officer of Lessor. All covenants and obligations of Lessee to be performed pursuant to this Lease, including all payments to be made by lessee hereunder, shall survive the expiration of earlier termination of this Lease. If more than one Lessee is named in this Lease, the liability of each shall be joint and several. In the event any provision of this lease shall be unenforceable, then such provision shall be deemed deleted, however, all other provisions herein shall remain in full force and effect. Service of all notices under this Lease shall be sufficient if given personally, mailed to the party intended at its address set forth herein, or at such other addresses said party may provide in writing from time to time by certified mail, or overnight mail service, or sent via facsimile transmission. Any such notice mailed to said address shall be effective when deposited in the United States mail, duly addressed and with postage prepaid. This Lease, any Schedule and all related documents, including (a) amendments, addendums, consents, waivers and modifications which may be executed contemporaneously or subsequently herewith, (b) documents received by the Lessor from the Lessee, and (c) financial statements, certificates and other information previously or subsequently furnished to the Lessor, may be reproduced by the Lessor by any photographic, photostatic, microfilm, micro-card, miniature photographic, compact disk reproduction or other similar process and the
Lessor may destroy any original document so reproduced. The Lessee agrees and stipulates that any such reproduction shall, to the extent permitted by applicable law, be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not the reproduction was made by the Lessor in the regular course of business) and that any enlargement, facsimile or further reproductions of the reproduction shall likewise be admissible in evidence.

IN  WITNESS  WHEREOF,  the  parties have executed this Lease as of  Dec 23, 1997
                                                                    ------------

                              LESSEE:  CORECARE  SYSTEMS,  INC.

ATTEST:/s/ R.C. Beatty                              BY:/s/ Rose S DiOttavio
          secretary                                 Title: President

                              LESSOR:  COPELCO  CAPITAL,  INC.
                                   BY:/s/ Douglas Lynch
                                   Title: Vice President

                    COUNTERPART  2  OF  2

                            EQUIPMENT SCHEDULE NO: 1

This Equipment Schedule ("Equipment Schedule") to that certain Master Lease Agreement Number 080509M (hereinafter called the "Master Lease") between Lessor and the Lessee whose name appears below, together with the Master Lease, constitutes a lease of the Equipment described below (hereinafter, collectively, the "lease"). All the terms and conditions of the Master Lease are incorporated herein as if all said terms and conditions were fully set forth herein. All capitalized terms used but not defined herein shall have the meanings given such terms in the Master Lease. It is the intent of the parties that this Equipment Schedule be separately enforceable as a complete and independent lease, independent of all other Equipment Schedules to the Master Lease.

LESSEE:
     CoreCare  Systems,  Inc.
     111  North  49th  Street
     Philadelphia  PA  19139

SUPPLIER:




QTY.        Description of Equipment (indicate if used equipment)    (model no.)
         SEE  SCHEDULE  ATTACHED  HERETO  AND  FORMING  A  PART
         THEREOF

EQUIPMENT  LOCATION  IF  DIFFERENT  THAN  ABOVE:
Chestnut  Hill  Fitness  Center
9425  Stenton  Ave.
Berdenheim  PA  19038

Kirkbride  Center
111  N.  49th  Street
Philadelphia  PA  19139

INITIAL  TERM  OF  LEASE:
60  MONTHS

RENTAL  PAYMENTS  PAYABLE  PERIODICALLY  AS  FOLLOWS
MONTHLY

TOTAL  NO.  AND  AMOUNT  OF  EACH  RENTAL  PAYMENT DURING INITIAL TERM OF LEASE:
60  RENTAL  PAYMENTS  OF  $4233.89  EA.  PLUS  SALES  TAX  (IF  APPLICABLE)

ADVANCE  RENTAL  PAYMENT  TO  BE  APPLIED  TO:
THE FIRST 1 MONTH(S) AND THE LAST 0 MONTH(S) RENTAL PAYMENTS TOTALLING $4233.89 (ADVANCE PAYMENTS MUST ACCOMPANY LEASE APPLICATION)

SECURITY  DEPOSIT:
$  N/A


Monthly Rent: The first payment of monthly rent is due and payable on the Commencement Date. Subsequent payments of monthly rent are due and payable on the first day of each succeeding month. There will be a ten (10) day grace period from payment due date.

Chattel Paper: To the extent this Lease may be considered "chattel paper" as defined in the Uniform Commercial Code, only Counterpart Number One of any of the manually executed counterparts of this Equipment Schedule incorporating the terms of the Master Lease Agreement, shall constitute the original of this Lease, and no interest in this Lease may be created or transferred except by transfer of possession of that counterpart.

Rental Payments: The parties agree that the Rental Payments are predicated on the yield of like term Treasury Notes, as quoted daily in THE WALL STREET JOURNAL, as of October 14, 1997. Any increase in the yield of like term Treasury Notes prior to the Acceptance Date will increase the effective lease rate basis point for basis point.

End Of Term Option: Provided no Event of Default exists uncured and notwithstanding anything contained in the Lease to the contrary, Lessor hereby grants to Lessee the option to purchase the equipment subject to the Lease (the "Equipment") at the end of the initial term of the Lease for $1.00 (the "Purchase Option") upon providing the Lessor with 180 days written notice. IF THE PURCHASE OPTION IS EXERCISED, THE EQUIPMENT WILL BE SOLD BY LESSOR TO LESSEE "AS IS, WHERE IS", WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR TITLE

EQUIPMENT  SCHEDULE  ACCEPTED  BY:

CORECARE  SYSTEMS,  INC.                              COPELCO  CAPITAL, INC.
By:/s/Rose S DiOttavio                               By:/s/ Douglas Lynch
     (authorized  signature)                              (authorized signature)
      President                                           Vice President
          (print  or  type  name  &  title  of  above  signature)

EQUIPMENT  SCHEDULE  COUNTERPART  NO.  2  OF  2


                                 AMENDMENT NO. 1

     THIS  AMENDMENT  NO. 1 ANNEXED TO AND MADE A PART HEREOF TO LEASE AGREEMENT
NO.     ,EQUIPMENT SCHEDULE NO. 1 BY AND BETWEEN CORECARE SYSTEMS, INC.  LESSEE,
AND  COPELCO  CAPITAL,  INC.,  LESSOR.

     Whereas, Lessor and Lessee are party to the above-described Lease Agreement (the "Lease Agreement"); and desire to make certain changes, amendments and additions to the Lease Agreement as hereinafter set forth.

     Now, therefore, it is hereby agreed that the Lease Agreement shall be amended in the following respects:

1.          The  Lessee  address  shall  be  changed  from:
111  North  49th  Street,  Philadelphia,  PA  19139
     to:
940  West  Valley  Road,  Suite  2102,  Wayne  PA  19087

     No other provisions of the Lease Agreement shall be altered, amended, or affected by this Amendment. No change or modification of this Amendment shall be valid unless agreed to by both parties and signed by officers of both. All other terms and conditions of the Lease Agreement shall remain in full force and effect.

     By execution hereof, the signers hereby certify that they have read this Amendment and that they are duly authorized corporate officers, partners, or proprietors of the below-names Lessee and Lessor and are duly authorized to execute this Amendment on behalf of Lessee and Lessor.

CORECARE  SYSTEMS,  INC.                    COPELCO  CAPITAL,  INC.
By:/s/Rose S DiOttavio                      By:/s/Douglas Lynch
  President                                   Vice President
Date: 12/23/97                              Date: 1/21/98





                     CERTIFICATE OF DELIVERY AND ACCEPTANCE

EQUIPMENT  SCHEDULE  NUMBER:  1

DATED:  1/14/98

     In compliance with the terms, conditions and provisions of the Master Lease Agreement Number 080509M dated 12/23/97 by and between the undersigned ("Lessee") and Copelco Capital, Inc. ("Lessor"), Lessee hereby:

(a) certifies and warrants to the Lessor that all the Equipment described in the above referenced Equipment Schedule (the "Equipment") has been delivered, inspected, fully installed and is operational, and has not been previously used or placed in service for its specifically assigned function for the first time, unless otherwise expressly indicated on the Equipment Schedule, prior to the Acceptance Date as indicated below;

(b) accepts all the Equipment for all purposes under the Lease and all attendant documents as of such Acceptance Date;

(c) restates and reaffirms, as of such Acceptance Date, each of the representations, warranties and covenants given to Lessor in the Lease;

(d) acknowledges and represents that it has reviewed and approves of all of the purchase documents for the Equipment, if any.

(e)          confirms  that  this  is  acceptance  is  irrevocable.

ACCEPTANCE  DATE:  1/14/98

Lessee:  CoreCare  Systems,  Inc.
By:  /s/Rose S DiOttavio
Title: President

COUNTERPART  2  OF  2



                            EQUIPMENT SCHEDULE NO: 2

This Equipment Schedule ("Equipment Schedule") to that certain Master Lease Agreement Number 080509M (hereinafter called the "Master Lease") between Lessor and the Lessee whose name appears below, together with the Master Lease, constitutes a lease of the Equipment described below (hereinafter, collectively, the "lease"). All the terms and conditions of the Master Lease are incorporated herein as if all said terms and conditions were fully set forth herein. All capitalized terms used but not defined herein shall have the meanings given such terms in the Master Lease. It is the intent of the parties that this Equipment Schedule be separately enforceable as a complete and independent lease, independent of all other Equipment Schedules to the Master Lease.

LESSEE:
     CoreCare  Systems,  Inc.
     111  North  49th  Street
     Philadelphia  PA  19139

SUPPLIER:




QTY.        Description of Equipment (indicate if used equipment)    (model no.)
         SEE  SCHEDULE  ATTACHED  HERETO  AND  FORMING  A  PART
         THEREOF

EQUIPMENT  LOCATION  IF  DIFFERENT  THAN  ABOVE:
Westmead  Center  at  Warwick
1460  Meetinghouse  Rd
Hartsville  PA  18974

Consulting  Management  Inc.
940  West  Valley  Road  Suite  2102
Wayne  PA  19087


INITIAL  TERM  OF  LEASE:
60  MONTHS

RENTAL  PAYMENTS  PAYABLE  PERIODICALLY  AS  FOLLOWS
MONTHLY

TOTAL  NO.  AND  AMOUNT  OF  EACH  RENTAL  PAYMENT DURING INITIAL TERM OF LEASE:
60  RENTAL  PAYMENTS  OF  $79.59  EA.  PLUS  SALES  TAX  (IF  APPLICABLE)

ADVANCE  RENTAL  PAYMENT  TO  BE  APPLIED  TO:
THE FIRST 1 MONTH(S) AND THE LAST 0 MONTH(S) RENTAL PAYMENTS TOTALLING $79.59 (ADVANCE PAYMENTS MUST ACCOMPANY LEASE APPLICATION)

SECURITY  DEPOSIT:
$  N/A


Monthly Rent: The first payment of monthly rent is due and payable on the Commencement Date. Subsequent payments of monthly rent are due and payable on the first day of each succeeding month. There will be a ten (10) day grace period from payment due date.

Chattel Paper: To the extent this Lease may be considered "chattel paper" as defined in the Uniform Commercial Code, only Counterpart Number One of any of the manually executed counterparts of this Equipment Schedule incorporating the terms of the Master Lease Agreement, shall constitute the original of this Lease, and no interest in this Lease may be created or transferred except by transfer of possession of that counterpart.

Rental Payments: The parties agree that the Rental Payments are predicated on the yield of like term Treasury Notes, as quoted daily in THE WALL STREET JOURNAL, as of October 14, 1997. Any increase in the yield of like term Treasury Notes prior to the Acceptance Date will increase the effective lease rate basis point for basis point.

End Of Term Option: Provided no Event of Default exists uncured and notwithstanding anything contained in the Lease to the contrary, Lessor hereby grants to Lessee the option to purchase the equipment subject to the Lease (the "Equipment") at the end of the initial term of the Lease for $1.00 (the "Purchase Option") upon providing the Lessor with 180 days written notice. IF THE PURCHASE OPTION IS EXERCISED, THE EQUIPMENT WILL BE SOLD BY LESSOR TO LESSEE "AS IS, WHERE IS", WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR TITLE

EQUIPMENT  SCHEDULE  ACCEPTED  BY:

CORECARE  SYSTEMS,  INC.                              COPELCO  CAPITAL,  INC.
By:/s/Rose S Ottavio                                     By:/s/Douglas Lynch
     (authorized  signature)                              (authorized signature)
President                                             Vice President
          (print  or  type  name  &  title  of  above  signature)

EQUIPMENT  SCHEDULE  COUNTERPART  NO.  2  OF  2




                                 AMENDMENT NO. 1

     THIS AMENDMENT NO. 1 ANNEXED TO AND MADE A PART HEREOF TO LEASE AGREEMENT NO. 080509M ,EQUIPMENT SCHEDULE NO. 2 BY AND BETWEEN CORECARE SYSTEMS, INC. LESSEE, AND COPELCO CAPITAL, INC., LESSOR.

     Whereas, Lessor and Lessee are party to the above-described Lease Agreement (the "Lease Agreement"); and desire to make certain changes, amendments and additions to the Lease Agreement as hereinafter set forth.

     Now, therefore, it is hereby agreed that the Lease Agreement shall be amended in the following respects:

2.          The  Lessee  address  shall  be  changed  from:
111  North  49th  Street,  Philadelphia,  PA  19139
     to:
940  West  Valley  Road,  Suite  2102,  Wayne  PA  19087

     No other provisions of the Lease Agreement shall be altered, amended, or affected by this Amendment. No change or modification of this Amendment shall be valid unless agreed to by both parties and signed by officers of both. All other terms and conditions of the Lease Agreement shall remain in full force and effect.

     By execution hereof, the signers hereby certify that they have read this Amendment and that they are duly authorized corporate officers, partners, or proprietors of the below-names Lessee and Lessor and are duly authorized to execute this Amendment on behalf of Lessee and Lessor.

CORECARE  SYSTEMS,  INC.                    COPELCO  CAPITAL,  INC.
By:/s/Rose S DiOttavio                      By:/s/Douglas Lynch
President                                   Vice President
Date:12/23/97                               Date:1/21/98





                     CERTIFICATE OF DELIVERY AND ACCEPTANCE

EQUIPMENT  SCHEDULE  NUMBER:  2

DATED:  1/14/98

     In compliance with the terms, conditions and provisions of the Master Lease Agreement Number 080509M dated 12/23/97 by and between the undersigned ("Lessee") and Copelco Capital, Inc. ("Lessor"), Lessee hereby:

(a) certifies and warrants to the Lessor that all the Equipment described in the above referenced Equipment Schedule (the "Equipment") has been delivered, inspected, fully installed and is operational, and has not been previously used or placed in service for its specifically assigned function for the first time, unless otherwise expressly indicated on the Equipment Schedule, prior to the Acceptance Date as indicated below;

(b) accepts all the Equipment for all purposes under the Lease and all attendant documents as of such Acceptance Date;

(c) restates and reaffirms, as of such Acceptance Date, each of the representations, warranties and covenants given to Lessor in the Lease;

(d) acknowledges and represents that it has reviewed and approves of all of the purchase documents for the Equipment, if any.

(e)          confirms  that  this  is  acceptance  is  irrevocable.

ACCEPTANCE  DATE:  1/14/98

Lessee:  CoreCare  Systems,  Inc.
By:  /s/Rose S DiOttavio
Title: President

COUNTERPART  2  OF  2



                            EQUIPMENT SCHEDULE NO: 3

This Equipment Schedule ("Equipment Schedule") to that certain Master Lease Agreement Number 080509M (hereinafter called the "Master Lease") between Lessor and the Lessee whose name appears below, together with the Master Lease, constitutes a lease of the Equipment described below (hereinafter, collectively, the "lease"). All the terms and conditions of the Master Lease are incorporated herein as if all said terms and conditions were fully set forth herein. All capitalized terms used but not defined herein shall have the meanings given such terms in the Master Lease. It is the intent of the parties that this Equipment Schedule be separately enforceable as a complete and independent lease, independent of all other Equipment Schedules to the Master Lease.

LESSEE:
     CoreCare  Systems,  Inc.
     111  North  49th  Street
     Philadelphia  PA  19139

SUPPLIER:




QTY.        Description of Equipment (indicate if used equipment)    (model no.)
         SEE  SCHEDULE  ATTACHED  HERETO  AND  FORMING  A  PART
         THEREOF

EQUIPMENT  LOCATION  IF  DIFFERENT  THAN  ABOVE:
Kirkbride  Center
111  North  49th  Street
Philadelphia  PA  19139


INITIAL  TERM  OF  LEASE:
48  MONTHS

RENTAL  PAYMENTS  PAYABLE  PERIODICALLY  AS  FOLLOWS
MONTHLY

TOTAL  NO.  AND  AMOUNT  OF  EACH  RENTAL  PAYMENT DURING INITIAL TERM OF LEASE:
48  RENTAL  PAYMENTS  OF  $1,614.82  EA.  PLUS  SALES  TAX  (IF  APPLICABLE)

ADVANCE  RENTAL  PAYMENT  TO  BE  APPLIED  TO:
THE FIRST 1 MONTH(S) AND THE LAST 0 MONTH(S) RENTAL PAYMENTS TOTALLING $1,614.82 (ADVANCE PAYMENTS MUST ACCOMPANY LEASE APPLICATION)

SECURITY  DEPOSIT:
$  N/A


Monthly Rent: The first payment of monthly rent is due and payable on the Commencement Date. Subsequent payments of montly rent are due and payable on the first day of each succeeding month. There will be a ten (10) day grace period from payment due date.

Chattel Paper: To the extent this Lease may be considered "chattel paper" as defined in the Uniform Commercial Code, only Counterpart Number One of any of the manually executed counterparts of this Equipment Schedule incorporating the terms of the Master Lease Agreement, shall constitute the original of this Lease, and no interest in this Lease may be created or transferred except by transfer of possession of that counterpart.

Rental Payments: The parties agree that the Rental Payments are predicated on the yield of like term Treasury Notes, as quoted daily in THE WALL STREET JOURNAL, as of October 14, 1997. Any increase in the yield of like term Treasury Notes prior to the Acceptance Date will increase the effective lease rate basis point for basis point.

End Of Term Option: Provided no Event of Default exists uncured and notwithstanding anything contained in the Lease to the contrary, Lessor hereby grants to Lessee the option to purchase the equipment subject to the Lease (the "Equipment") at the end of the initial term of the Lease for $1.00 (the "Purchase Option") upon providing the Lessor with 180 days written notice. IF THE PURCHASE OPTION IS EXERCISED, THE EQUIPMENT WILL BE SOLD BY LESSOR TO LESSEE "AS IS, WHERE IS", WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR TITLE

EQUIPMENT  SCHEDULE  ACCEPTED  BY:

CORECARE  SYSTEMS,  INC.                              COPELCO  CAPITAL,  INC.
By: /s/ Rose S DiOttavio                               By: /s/ Douglas Lynch
     (authorized  signature)                              (authorized signature)
President                                             Vice President
          (print  or  type  name  &  title  of  above  signature)

EQUIPMENT  SCHEDULE  COUNTERPART  NO.  2  OF  2




                                 AMENDMENT NO. 1

     THIS AMENDMENT NO. 1 ANNEXED TO AND MADE A PART HEREOF TO LEASE AGREEMENT NO. 080509M ,EQUIPMENT SCHEDULE NO. 3 BY AND BETWEEN CORECARE SYSTEMS, INC. LESSEE, AND COPELCO CAPITAL, INC., LESSOR.

     Whereas, Lessor and Lessee are party to the above-described Lease Agreement (the "Lease Agreement"); and desire to make certain changes, amendments and additions to the Lease Agreement as hereinafter set forth.

     Now, therefore, it is hereby agreed that the Lease Agreement shall be amended in the following respects:

3.          The  Lessee  address  shall  be  changed  from:
111  North  49th  Street,  Philadelphia,  PA  19139
     to:
940  West  Valley  Road,  Suite  2102,  Wayne  PA  19087

     No other provisions of the Lease Agreement shall be altered, amended, or affected by this Amendment. No change or modification of this Amendment shall be valid unless agreed to by both parties and signed by officers of both. All other terms and conditions of the Lease Agreement shall remain in full force and effect.

     By execution hereof, the signers hereby certify that they have read this Amendment and that they are duly authorized corporate officers, partners, or proprietors of the below-names Lessee and Lessor and are duly authorized to execute this Amendment on behalf of Lessee and Lessor.

CORECARE  SYSTEMS,  INC.                    COPELCO  CAPITAL,  INC.
By: /s/ Rose S DiOttavio                    By:/s/ Douglas Lynch
President                                   Vice President
Date: 12/23/97                              Date: 1/21/98



                                 AMENDMENT NO. 2

     THIS AMENDMENT NO.2 ANNEXED TO AND MADE A PART HEREOF TO LEASE AGGREMENT NO. 080509M EQUIPMENT SCHEDULE NO.3 BY AND BETWEEN CORECARE SYSTEMS, INC., LESSEE, AND COPELCO CAPITAL, INC., LESSOR.

     Whereas, Lessor and Lessee are party to the above-described Lease Agreement (the "Lease Agreement"); and desire to make certain changes, amendments and additions to the Lease Agreement as hereinafter set forth.

     Now, therefore, it is hereby agreed that the Lease agreement shall be amended in the following respects:

1. The cost shall be changed from $60,799.00 to $97,497.00 which does not include sales tax.
2.          the  rental  payments  shall  be  changed  from;
          Month 1 to 48 @ $1614.82 which does not include sales tax, to:
          Months  1  to  48  @  $2,589.52  which  does  not  include  sales tax.


     No other provisions of the Lease Agreement shall be altered, amended, or affected by this Amendment. No change or modification of this Amendment shall be valid unless agreed to by both parties and signed by officers of both. All other terms and conditions of the Lease Agreement shall remain in full force and effect.

     By execution hereof, the signers hereby certify that they have read this Amendment and that they are duly authorized corporate officers, partners, or proprietors of the below-names Lessee and Lessor and are duly authorized to execute this Amendment on behalf of Lessee and Lessor.

CORECARE  SYSTEMS,  INC                              COPELCO  CAPITAL.,  INC.
By: /s/ Rose S DiOttavio                             By: /s/ Douglas Lynch
President                                           Vice President
Print  or  Type  Name  and  Title                   Print or Type Name and Title

Date:  1/14/98                                                  Date:  1/22/98


                     CERTIFICATE OF DELIVERY AND ACCEPTANCE

EQUIPMENT  SCHEDULE  NUMBER:  3

DATED:  1/14/98

     In compliance with the terms, conditions and provisions of the Master Lease Agreement Number 080509M dated 12/23/97 by and between the undersigned ("Lessee") and Copelco Capital, Inc. ("Lessor"), Lessee hereby:

(k) certifies and warrants to the Lessor that all the Equipment described in the above referenced Equipment Schedule (the "Equipment") has been delivered, inspected, fully installed and is operational, and has not been previously used or placed in service for its specifically assigned function for the first time, unless otherwise expressly indicated on the Equipment Schedule, prior to the Acceptance Date as indicated below;

(l) accepts all the Equipment for all purposes under the Lease and all attendant documents as of such Acceptance Date;

(m) restates and reaffirms, as of such Acceptance Date, each of the representations, warranties and covenants given to Lessor in the Lease;

(n) acknowledges and represents that it has reviewed and approves of all of the purchase documents for the Equipment, if any.

(o)          confirms  that  this  is  acceptance  is  irrevocable.

ACCEPTANCE  DATE:  1/14/98

Lessee:  CoreCare  Systems,  Inc.
By:  /s/ Rose S DiOttavio
Title:  President

COUNTERPART  2  OF  2




                            EQUIPMENT SCHEDULE NO: 5

This Equipment Schedule ("Equipment Schedule") to that certain Master Lease Agreement Number 080509M (hereinafter called the "Master Lease") between Lessor and the Lessee whose name appears below, together with the Master Lease, constitutes a lease of the Equipment described below (hereinafter, collectively, the "lease"). All the terms and conditions of the Master Lease are incorporated herein as if all said terms and conditions were fully set forth herein. All capitalized terms used but not defined herein shall have the meanings given such terms in the Master Lease. It is the intent of the parties that this Equipment Schedule be separately enforceable as a complete and independent lease, independent of all other Equipment Schedules to the Master Lease.

LESSEE:
     CoreCare  Systems,  Inc.
     111  North  49th  Street
     Philadelphia  PA  19139

SUPPLIER:




QTY.        Description of Equipment (indicate if used equipment)    (model no.)
         SEE  SCHEDULE  ATTACHED  HERETO  AND  FORMING  A  PART
         THEREOF

EQUIPMENT  LOCATION  IF  DIFFERENT  THAN  ABOVE:
Kirkbride  Center
111  North  49th  Street
Philadelphia  PA  19139


INITIAL  TERM  OF  LEASE:
60  MONTHS

RENTAL  PAYMENTS  PAYABLE  PERIODICALLY  AS  FOLLOWS
MONTHLY

TOTAL  NO.  AND  AMOUNT  OF  EACH  RENTAL  PAYMENT DURING INITIAL TERM OF LEASE:
60  RENTAL  PAYMENTS  OF  $668.74  EA.  PLUS  SALES  TAX  (IF  APPLICABLE)

ADVANCE  RENTAL  PAYMENT  TO  BE  APPLIED  TO:
THE FIRST 1 MONTH(S) AND THE LAST 0 MONTH(S) RENTAL PAYMENTS TOTALLING $668.74 (ADVANCE PAYMENTS MUST ACCOMPANY LEASE APPLICATION)

SECURITY  DEPOSIT:
$  N/A


Monthly Rent: The first payment of monthly rent is due and payable on the Commencement Date. Subsequent payments of monthly rent are due and payable on the first day of each succeeding month. There will be a ten (10) day grace period from payment due date.

Chattel Paper: To the extent this Lease may be considered "chattel paper" as defined in the Uniform Commercial Code, only Counterpart Number One of any of the manually executed counterparts of this Equipment Schedule incorporating the terms of the Master Lease Agreement, shall constitute the original of this Lease, and no interest in this Lease may be created or transferred except by transfer of possession of that counterpart.

Rental Payments: The parties agree that the Rental Payments are predicated on the yield of like term Treasury Notes, as quoted daily in THE WALL STREET JOURNAL, as of October 14, 1997. Any increase in the yield of like term Treasury Notes prior to the Acceptance Date will increase the effective lease rate basis point for basis point.

End Of Term Option: Provided no Event of Default exists uncured and notwithstanding anything contained in the Lease to the contrary, Lessor hereby grants to Lessee the option to purchase the equipment subject to the Lease (the "Equipment") at the end of the initial term of the Lease for $1.00 (the "Purchase Option") upon providing the Lessor with 180 days written notice. IF THE PURCHASE OPTION IS EXERCISED, THE EQUIPMENT WILL BE SOLD BY LESSOR TO LESSEE "AS IS, WHERE IS", WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR TITLE

EQUIPMENT  SCHEDULE  ACCEPTED  BY:

CORECARE  SYSTEMS,  INC.                              COPELCO  CAPITAL,  INC.
By: /s/ R.C. Beatty                                   By: /s/ Douglas Lynch
     (authorized  signature)                              (authorized signature)
______________________                              ________________________
          (print  or  type  name  &  title  of  above  signature)

EQUIPMENT  SCHEDULE  COUNTERPART  NO.  2  OF  2



                     SCHEDULE A TO EQUIPMENT SCHEDULE NO. 5


VCR  REPLACEMENT
MULTIPLEXER  REPLACEMENT
PAN/TILT/ZOOM  CONTROLLER
MONOCHROME  MONITOR
CAMERA  #2
CAMERA  #3
CAMERA  #6
CAMERA  #1
CAMERA  #14
INSTALL A NEW PAN/TILT/ZOOM MONOCHROME CAMERA ON THE EAST SERVICE BUILDING VIEWING 48TH STREET CAMPUS
INSTALL A NEW PAN/TILT/ZOOM MONOCHROME CAMERA ON THE CENTER BUILDING CORNER VIEWING THE INTERIOR CAMPUS
CCTV  COMMAND  CENTER




                     CERTIFICATE OF DELIVERY AND ACCEPTANCE

EQUIPMENT  SCHEDULE  NUMBER:  3

DATED:  1/14/98

     In compliance with the terms, conditions and provisions of the Master Lease Agreement Number 080509M dated 12/23/97 by and between the undersigned ("Lessee") and Copelco Capital, Inc. ("Lessor"), Lessee hereby:

(a) certifies and warrants to the Lessor that all the Equipment described in the above referenced Equipment Schedule (the "Equipment") has been delivered, inspected, fully installed and is operational, and has not been previously used or placed in service for its specifically assigned function for the first time, unless otherwise expressly indicated on the Equipment Schedule, prior to the Acceptance Date as indicated below;

(b) accepts all the Equipment for all purposes under the Lease and all attendant documents as of such Acceptance Date;

(c) restates and reaffirms, as of such Acceptance Date, each of the representations, warranties and covenants given to Lessor in the Lease;

(d) acknowledges and represents that it has reviewed and approves of all of the purchase documents for the Equipment, if any.

(e)          confirms  that  this  is  acceptance  is  irrevocable.

ACCEPTANCE  DATE:  1/14/98

Lessee:  CoreCare  Systems,  Inc.
By: /s/ R.C. Beatty
Title:  Sr. V.P.

COUNTERPART  2  OF  2


                 SECRETARY OR ASSISTANT SECRETARY'S CERTIFICATE

              AS TO CORPORATE RESOLUTION AND INCUMBENCY OF OFFICERS

          I HEREBY CERTIFY THAT I AM SECRETARY/(ASSISTANT SECRETARY) of

                             CORECARE SYSTEMS, INC.
                             (Legal Name of Lessee)
and that the following is a true and correct copy of a resolution duly adopted by the Board of Directors either by unanimous written consent dated 12/23/97, or at a meeting called pursuant to proper notice and held on ______, at which time a quorum was present and voting throughout. I further certify that this resolution is in full force and effect, never having been revoked or modified;

     RESOLVED,  that  Rose  S.  Di'Ottavio,  the  President;
               (Name of Authorized Officer) (Title of Officer) Richard C, Beatty, the Secretary;
               (Name  of  Authorized  Officer)  (Title  of  Officer)

of this corporation are each hereby authorized and directed to execute and deliver on behalf of this Corporation under its corporate seal which the Secretary (Assistant Secretary) of this Corporation is authorized to affix and attest, a Lease Agreement by an between this Corporation and COPELCO CAPITAL, INC., substantially in the form attached hereto and hereby approved, but with such changes, supplements, modifications and additions as each aforesaid officer in his sole discretion deems appropriate; the execution and delivery by such officers to be conclusive evidence of this approval thereof; and such officers are further directed and authorized to execute and deliver from time to time and as often as s/he deems necessary or desirable additional Lease Agreements covering certain equipment to be employed in the business of this corporation; and such officers are further authorized and directed to execute all such ancillary and supporting documents and instruments, and to do any and all other things as may to such officers seem necessary or advisable to effectuate the full intent and purposes of this resolution and of the said Lease Agreement(s) and other documents.

     The undersigned further certifies that the following persons are duly elected, qualified and acting officers, continuously holding the office indicated opposite each of their names and that the signature appearing opposite each of their name is the genuine signature of such person;
Name                              Office                              Signature
Rose  S.  DiOttavio          President                   /s/ Rose S. DiOttavio
Richard  C.  Beatty           Secretary                   /s/ R.C. Beatty

BY: /s/ R.C. Beatty                                                     (Seal)
     Secretary                    Assistant    Secretary

____________________________  DATED;  12/23/97
(Print  or  Type  Name  of  Above  Signature)
(CORPORATE  SEAL)







January  12,  1998



Kirkbride  Center
111  North  49th  Street
Philadelphia,  Pennsylvania-  19139



Attention:          Mr.  John  Fleming
     Vice  President  of  Development

Gentlemen:


In accordance with your request, we are pleased to submit this appraisal report covering the market value of the tangible and intangible assets of the going concern comprising:



                                Kirkbride Center
                             49th and Market Streets
                           Philadelphia, Pennsylvania



The primary purpose of this valuation is to estimate the market value as of November 1, 1997.
For  the  purpose of this report, the term "MARKET VALUE" is defined as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     a)          buyer  and  seller  are  typically  motivated;

     b) both parties are well informed or well advised and each acting in what he considers his own best interest;

     c)          a  reasonable  time is allowed for exposure in the open market;


-

Kirkbride  Center
JANUARY  12,  1998
PAGE  2



d) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and



e) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.



Kirkbride Center is a 162 licensed bed psychiatric and substance abuse facility which was acquired in February 1997. The subject property is further comprised of seven interconnected buildings containing approximately 417,500 square feet. Kirkbride Center only occupies a portion of the building area and there remains a large portion of building area that is considered nonoperating to the hospital. During the past annualized three month period ended September -'10, 1997 the census mix was comprised of 34.7 % Medicaid, 19.6 % Medicare and 45.8 % other patients. Overall inpatient occupancy was at 32.4% of available beds . Total net revenue during, the past period amounted to an annualized $9,909,690 and with the inclusion of the nonoperating real estate, the subject property operated at a loss of $42,527. It should be.noted that the subject property was originally appraised by Valuation Counselors in February of 1997 for the purpose of estimating the prospective value of The Institute of Pennsylvania Hospital to be known as Kirkbride Center. Some of the intangible assets necessary for or resulting from the provision of healthcare, dietary, laundry, housekeeping and ancillary services include an assembled work force, patient lists, systems and
procedures,  medical  records  and  goodwill.    Of  the  27.57357  acre  site,
approximately five acres fronting Market Street were considered excess in nature and valued as a separate entity from the other real estate assets.



The value reported is that of a leased fee estate, subject to pending leases or encumbrances. The value includes the land, improvements, personal property and intangible going concern assets. We have not considered any existing net working capital or working capital deficit.



This appraisal investigation included: a visit to the facility, discussions with Management, a study of financial data, analysis of other dam and research of the market. The appraisal was prepared in accordance with Uniform Standards of Professional Appraisal Practice (USPAP) requirements.





Kirkbride  Center
January  12,  1998
Page  3



Based upon the procedures outlined in this report, it is estimated that the market value of the tangible and intangible assets of the going concern comprising Kirkbride Center, excluding the five acres of excess land, as of November 1, 1997, is reasonably represented in the rounded amount as follows:



                                   $21.500.000


                TWENTY-ONE-MILLION FIVE HUNDRED THOUSAND DOLLARS

Based upon the procedures outlined in this report, it is estimated that the market value of the five acres of excess land, as of November 1, 1997, is reasonably represented in the rounded amount as follows:



                                   $1,100.000
                     ONE MILLION ONE HUNDRED THOUSAND DOLLARS

In arriving at the opinions expressed in this report, it is assumed that the title to the property is free and clear and held under responsible ownership. This report considers estimates, assumptions and other information developed from research of the market, knowledge of the industry and discussions during which Management and Management's representatives have provided us with certain information. Management is assumed to be competent and professional healthcare providers.



Some assumptions inevitably will not materialize and unanticipated events and circumstances may occur; therefore, actual results achieved may vary from the forecasts and the variations may be material. We have not, as part of this valuation, performed an examination or review in the accounting sense of any of the financial information used and, therefore, do not express anopinion or other form of assurance with regard to the same. We have no responsibility to update our report for events and circumstances occurring after the date of this report. The information provided to us by others is believed to be reliable, but no responsibility for its accuracy is assumed.


January  12,  1998
Page  4



This  appraisal  report  consists  of  the  following:

*          This  letter  outlining  the  services  performed;

*          Certification;

*          A  Statement  of  Basic  Assumptions  and  Liniiting  Conditions;

*          A  Summary  of  Salient  Facts  and  Conclusions;

*          A  narrative  section  detailing the appraisal of the enterprise; and

*          An  Exhibit  Section  containing  supplementary  data.

Neither the whole, nor any part of this appraisal nor any reference thereto may be included in any document, statement, appraisal or circular without Valuation Counselors' prior written approval of the form and context in which it appears.

Should you have any questions regarding this report please contact Wade A. Collins at
(609)  896-0300.



                                             Respectfully  submitted,
                                             VALUATION  COUNSELORS

                                             /s/ Raymond Ghelardi
                                             Raymond  Ghelardi,  ASA
                                             Managing  Director



89-5326:T645



                    TABLE  OF  CONTENTS


                                                                             Page
                                                                             Number



Certification
Statement  of  Basic  Assumptions  and  Limiting  Conditions
Summary  of  Salient  Facts  and  Conclusions



Introduction                                                                   1
History  and  Nature  of  THE  Business  Environment                          10
Market  Analysis                                                              24
Regional  Analysis                                                            26
Neighborhood  and  Site  Description                                          38
Improvements  Description                                                     45
Highest  and  Best  Use                                                       53
Valuation  Methodology                                                        59
Sales  Comparison  Approach                                                   61
Income  Approach                                                              93
Correlation  of  VALUE                                                       121



Exhibit  A  -  Legal  Description                                            E-1
Exhibit  B  -  Subject  Photographs                                          E-2
Exhibit  C  -  Lease  Abstract                                               E-3
Exhibit  D  -  Deed                                                          E-4
Exhibit  E  -  Professional  Qualifications                                  E-5




CERTIFICATION



We  certify  that,  to  the  best  of  our  knowledge  and  belief ....

The statements of fact contained in this report are true and correct and that this report has been prepared in conformity with the Uniform Standards of
Professional Appraisal Practice of The Appraisal Foundation and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.


The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.


     We have no present or prospective interest in the property that is the subject of this report; we have no personal interest or bias with respect to the parties involved.


The appraisal assignment was not based upon a requested minimum valuation, a specific valuation or the approval of a loan.



Our compensation is not contingent on an action or event resulting from the analyses, opinions or conclusions in, or the use of, this report.



David A. Arnoldi has personally inspected the property and Richard W. Curry has provided professional assistance. Richard W. Curry has not personally inspected the property.


                                   /s/ Richard W. Curry
                                   Richard  W.  Curry,  Senior  Vice  President
                                   Valuation  Counselors

                                   /s/ David A. Arnoldi
                                   David  A.  Arnoldi,  Valuation  Consultant
                                   Valuation  Counselors
                                   Pennsylvania  Certification  #GA-001533-L





STATEMENT  OF  BASIC  ASSUMPTIONS  AND  LIMITING  CONDITIONS
-----------------------------------------------------------



The  following  limiting  conditions  are  submitted  with  this  report:

1. All of the facts, conclusions and observations contained herein are consistent with information available as of the date of valuation. Value is affected by economic conditions, local and national. We, therefore, assume no liability for any unforeseen precipitous change in the economy.



2. The valuation applies only to the property described herein and was prepared for the function stated.in this report and should not be used for any other purpose.



3. The appraisers have made no survey of the property. Any and all maps, sketches and site plans are assumed to be correct, but no guarantee is made as to their accuracy.



4. Information provided by others is presumed to be reliable, and where so specified in the report, has been verified; but no responsibility, whether legal or otherwise, is assumed for its accuracy, and it cannot be guaranteed as being certain.



5. The signatories herein shall not be required to give testimony or attend court or be at any governmental hearing with reference to the subject property unless prior arrangements have been made with Valuation Counselors.



6. Disclosure of the contents of this report is governed by the bylaws and regulations of professional appraisal organizations. Neither this report nor any portions thereof shall be disseminated to the public through public relations media, news media, advertising media, sales media or any other public means of communication without the prior written consent and approval of the appraisers and Valuation Counselors.



7. No responsibility is taken for changes in market conditions after the date of valuation or for the inability of the property owner to find a purchaser at the appraised value.



8.     The legal description shown herein has been included for the sole purpose of
identifying the subject property. The figures have not been verified by a licensed surveyor or legal counsel and should not be used in any conveyance or any other legal document.




             STATEMENT OF BASIC ASSUMPTIONS AND LIMITING CONDITIONS



The  appraisers  assume:

1. That the subject property is marketable and that the property is free and clear of all liens, encumbrances, easements and restrictions unless otherwise noted.



2.     No  liability  for  matters  legal  in  nature.

3. That ownership and management will be in competent and responsible hands. We have not been engaged to evaluate the effectiveness of Management and we are not responsible for future marketing efforts and other Management actions upon which actual results will depend.



4. That the property will not operate in violation of any applicable government regulations, codes, ordinances or statutes. It is assumed that all required licenses, certificates of occupancy, consents or other legislative or administrative authorization from all local, state or national governmental or private entities or organizations have been or can be obtained or renewed.



5. Unless otherwise noted, that the contractual allowances indicated by the financial documents provided to us accurately reflect the actual performance of the company.



6. Unless otherwise noted, that there will be no changes in reimbursement or tax regulations.



7. That there are no concealed or dubious conditions of the subsoil or subsurface waters including water table and floodplain. We further assume that there are no regulations of any government entity to control or restrict the use of the property unless specifically referred to in the report.



8. That there are no significant changes in the supply and demand patterns as indicated in this report. It is emphasized that this is not a study of market feasibility, rather an appraisal of the property under market conditions as observed as of the date of our market research. These market conditions have been researched and are believed to be correct; however, the appraisers assume no liability should market conditions materially change because of unusual or unforeseen circumstances.



             STATEMENT OF BASIC ASSUMPTIONS AN LIMITIING CONDITIONS



9. We were not aware of and the report does not take into consideration the possibility of the existence of asbestos, PCB transformers or other toxic, hazardous or contaminated substances and/or underground storage tanks containing hazardous material. The report does not consider the cost of encapsulation treatment or removal of such material. If the client/property owner has a concern over the existence of such conditions in the subject property, the appraisers consider it imperative to retain the services, of a qualified engineer or contractor to determine the existence and extent of such hazardous conditions. Such consultation should include the estimated cost associated with any required treatment or removal of hazardous material.'



10. The report, the final estimate of value and the prospective financial analyses included herein are intended for your information. Neither this report nor its contents nor any reference to Valuation Counselors may be included or quoted in any offering circular, registration statement, prospectus, sales brochure, appraisal, loan document or other document without Valuation Counselors' prior written permission.



11. The estimate of the market value stated herein is the value of the subject property as a single entity. No consideration was given to a bulk sale or group purchase of properties. In the event that this appraisal is used as a basis to set a market price, no responsibility is assumed for the seller's inability to obtain a tenant or purchaser at the value reported herein.



12. The values stated in this report are impacted by several pending leases or letters of intent to occupy large portions of the existing buildings that do not support the hospital operation. Lease revenue projections, which are based upon projections and information supplied to us by Management, are assumed to be reasonably accurate in terms, structure and commencement dates. Any deviation from these projections may have a material impact on the values stated in the report.




13. Incorporated in the overall valuation is the valuation of approximately five acres of excess land fronting Market Street. The valuation of the excess land is based upon a likely future commercial use. The site, however, is currently zoned for residential use land a variance for commercial use has not yet been obtained. The utilization of the excess land for commercial use is based upon anticipated subdivision from the main parcel and a commercial variance being obtained from the city of Philadelphia.




14. It is assumed that there are no outstanding issues related to fraud and abuse statutes under the Medicare/Medicaid program which would impact value. It is further assumed that there will be a continuation of Medicare approval.



15.          It  is  assumed  that  the business has an adequate insurance plan.



                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS



GENERAL  DATA

Effective  Date  of  Value                                      November 1, 1997

Date  of  Inspection                                           December 22, 1997


Property  Identification                                        Kirkbride Center


Property  Location                                      49th and Market Streets,
                                        Philadelphia,  Philadelphia
                                        County,  Pennsylvania



Assets  Appraised                                    The Tangible and INTANGIBLE
                                        Assets  of  THE  Going  Concern




Interest  Appraised                                           Leased Fee Estate*


Number  of  Licensed  Beds

Acute  Psychiatric  Beds                                                   125
Residential  TREATMENT  CENTER  Beds                                        37
                                                                           ---
TOTAL                                                                      162



Land  Size

Acres  With  Improvements                                               22.57357
Excess  Acres                                                            5.00000
-------------                                                            -------
TOTAL  ACRES                                                            27.57357



Improvement  Description                      Seven  interconnected
                                              buildings
                                              containing  approximately  417,500
                                              square  feet.





Improvement  Condition                                           Average to Good

*In addition to the psychiatric hospital, certain areas of the nonoperating real estate are in the process of being rented under long-term leases.




                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS
                    ----------------------------------------



ADJUSTED  OPERATING  DATA     (Annualized Three Months Ended September 30, 1997)



Licensed  Inpatient  Occupancy  Percentage                                 32.4%



Patient  Mix  (Historic)          Medicaid:                                34.7%
                                  Medicare:                                19.6%
                                  Other:                                   45.8%



Total  Net  Revenue                                                   $9,909,690


Operating  Expenses                                                   $9,952,217

Operating  Income  (EBIDT)                                             ($42,527)

     INDICATIONS  OF  MARKET  VALUE

Sales  Comparison  Approach
(Main  Campus)                                                       $20,400,000

Sales  Comparison  Approach
(Five  Acres  Excess  Land)                                           $1,100,000

Income  Approach                                                     $21,500,000

Total  Final  Estimate  of  Market  Value                            $22,600,000





ADDITIONAL  CONSIDERATIONS

Reasonable  Exposure  Time          Twelve Months Assuming Property is Priced in
                                    Accordance  to  Market  Conditions





                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS
                    ----------          ---------------------



Critical  Assumptions

The values stated in this report are impacted by several pending leases or letters of intent to occupy large portions of the existing buildings that do not support the hospital -operation. Lease revenue projections, which are based upon projections and information supplied to us by Management, are assumed to be reasonably accurate in terms of rates, structure and commencement dates. Any deviation from these projections may have a material impact on the values stated in the report.



Environmental  Concerns
The  subject  improvements  are  of  various  ages  with  the  oldest  building constructed in 1859 and the newest building constructed in 1957. Common construction techniques during this time frame included the utilization of asbestos, which has subsequently been found to be health threatening. The values stated in this report assumes any asbestos that may have been utilized in the construction of these buildings has since been removed. The presence of asbestos was not disclosed and Valuation Counselors is not qualified to detect this material. Any discovery of asbestos and the associated clean up cost may also have a material impact on the values stated in the report.



EXHIBIT 6.14



     PROMISSORY  NOTE

$13,000,000.00          February  24,  1998
     Philadelphia,  Pennsylvania

     FOR VALUE RECEIVED, the undersigned, CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation with an address of 940 West Valley Road, Suite 2102, Wayne, Pennsylvania 19087, Attention: Thomas Fleming, Telefax Number:
(610) 254-0265 ("Maker"), promises to pay to the order of WRH MORTGAGE, INC., a Florida corporation (together with any subsequent holder of this Note, "Holder") at its office located at Suite 904, City Center, 100 Second Avenue South, St. Petersburg, Florida 33701, Attention: Fred S. Razook, Jr., Telefax Number:
(813) 895-8805, or at such other address as Holder may from time to time designate in writing, the principal sum of THIRTEEN MILLION AND NO/100 DOLLARS ($13,000,000.00) together with interest thereon, Late Charges, Default Rate interest, and all other sums due under and secured by the Mortgage or by any other Loan Documents; such principal, interest, Late Charges, Default Rate interest, and other sums to be calculated and payable as provided in that certain Loan Agreement of even date herewith between Maker and Holder (as modified and supplemented and in effect from time to time, the "Loan Agreement'). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Loan Agreement.

     All payments made hereunder shall be applied as provided in Section 2.8 of the Loan Agreement.

     The  Loan  Agreement  provides  for,  among  other  things:

     (1) a payment of interest only for the first Interest Accrual Period on February 24, 1998;

     (2) a monthly payment of all accrued and unpaid interest at the Interest Rate to be made beginning on April 1, 1998, and on the first (1st) day of each and every calendar month thereafter; provided, however, that for purposes of making, such payments hereunder, but not for purposes of calculating interest accrual periods, if the first (1st) day of a given month is not a Business Day then the Payment Date for such month shall be the next Business Day;

     (3)          a  maturity  date  of  March  1,  1999;

     (4) a per annum Interest Rate adjusted on the first day of each Interest Accrual Period equal to the lesser of (a) LIBOR plus six and one half percent (6.5%) or (b) the Maximum Amount;
     (5)         a Default Rate equal to the lesser of (i) the Maximum Amount or
(ii)  the  Interest  Rate  plus  five  percent  (5%);

     (6) the Loan may be voluntarily prepaid in whole or in part in accordance with Section 2.06 of the Loan Agreement; and

     (7) interest shall accrue on the outstanding principal balance of the Loan and all other amounts due to Holder under the Loan Documents commencing on the Closing Date, and such interest shall accrue at the Interest Rate. Interest shall be computed on the actual number of days elapsed, based on a 360 day year.

     The obligations of Maker under this Note are secured by, among other things, the following:

     (1)          the  Mortgage;  and

     (2) the other Loan Documents and Liens executed and delivered by Maker and/or encumbering or affecting Maker's Facility.

     The principal sum evidenced by this Note, together with accrued interest, Default Rate interest, Late Charges and all other sums due under and secured by the Mortgage or by any other Loan Document shall become immediately due and payable at the option of Holder upon the occurrence of any Event of Default, which such "Events of Default" are incorporated by reference as if set forth in full herein.

     If Maker fails to make (i) the payment due on the Maturity Date or (ii) any other payment of principal or interest, Late Charge or other sum due on any date on which such payment is due, all amounts due hereunder thereafter will bear interest at the Default Rate. Maker will also pay to Holder, after the occurrence of an Event of Default, in addition to the amount due, all reasonable costs of collecting, securing, or attempting to collect or secure this Note or any other Loan Document, including, without limitation, court costs and reasonable attorneys' fees (including reasonable attorneys' fees on any appeal by either Maker or Holder and in any bankruptcy proceedings).

     With respect to the amounts due pursuant to this Note, Maker waives the following:

     (1) All rights of exemption of property from levy or sale under execution or other process for the collection of debts under the Constitution or laws of the United States or any State thereof,

     (2) Demand, presentment, protest, notice of dishonor, notice of nonpayment, notice of protest, notice of intent to accelerate, notice of acceleration, suit against any party, diligence in collection of this Note and in the handling of securities at any time existing in connection herewith, and all other requirements necessary to enforce this Note except for notices required by Governmental Authorities and notices required by the Loan Agreement; and

     (3) Any further receipt by Holder or acknowledgement by Holder of any collateral now or hereafter deposited as security for the Loan.

     It is the intention of Maker and Holder to conform strictly to applicable usury laws. Accordingly, if the transactions contemplated hereby would be usurious under applicable law then, in that event, notwithstanding anything to the contrary in any agreement entered into in connection with or as security for this Note, it is agreed as follows: (i) the aggregate of all consideration which constitutes interest under applicable law that is taken, reserved, contracted for, charged or received under this Note or under any of the other aforesaid agreements or otherwise in connection with this Note shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited on this Note by the holder hereof (or if this Note shall have been paid in full, refunded to Maker); and (ii) in the event that maturity of this Note is accelerated by reason of an election by the Holder resulting from any default hereunder or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest may never include more than the maximum amount of interest allowed by applicable law, and any interest in excess of the maximum amount of interest allowed by applicable law, if any, provided for in this Note or otherwise shall be cancelled automatically as of the date of such acceleration or prepayment and, if theretofore prepaid, shall be credited on this Note (or if this Note shall have been paid in full, refunded to Maker).

     In determining whether or not the interest paid or payable under any specific contingency exceeds the maximum amount allowed by applicable law, the Holder shall, to the maximum extent permitted under applicable law (a) exclude voluntary prepayments and the effects thereof, and (b) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the entire term of this Note; provided, that if this Note is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the maximum amount allowed by applicable law, Holder shall refund to Maker the amount of such excess, and in such event, Holder shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the maximum amount allowed by applicable law.

     Holder shall not by any act, delay, omission or otherwise be deemed to have modified, amended, waived, extended, discharged or terminated any of its rights or remedies, and no modification, amendment, waiver, extension, discharge or termination of any kind shall be valid unless in writing and signed by Holder and Maker. All rights and remedies of Holder under the terms of this Note and applicable statutes or rules of law shall be cumulative, and may be exercised successively or concurrently. Maker agrees that there are no defenses, equities or setoffs with respect to the obligations set forth herein, and to the extent any such defenses, equities, or setoffs may exist, the same are hereby expressly released, forgiven, waived and forever discharged.

     Each Obligor (which term shall mean and include the Maker, each guarantor, each endorser, and all others who may become liable for all or any part of the obligations evi-denced and secured hereby), does hereby, jointly and severally:
(a) consent to any forbearance or extension of the time or man-ner of payment hereof and to the release of all or any part of any security held by the Holder to secure payment of this Note and to the subordination of the lien of the mortgage and any other instrument of security securing this Note as to all or any part of the property encumbered thereby, all without no-tice or consent of that party; (b) agree that no course of dealing or delay or omission or forbearance on the part of the Holder in exercising or enforcing any of its rights or reme-dies hereunder or under any instrument securing this Note shall impair or be prejudicial to any of the Holder's rights and remedies hereunder or to the enforcement hereof and that the Holder may extend or postpone the time and manner of payment and performance of this Note and any instrument se-curing this Note, may grant forbearances and may release, whol-ly or partially, any security held by the Holder as security for this Note and release, partially or wholly, any person or party primarily or secondarily liable with respect to this Note, all without notice to or consent by any party primarily or secondarily liable hereunder and without thereby releasing, discharging or diminishing its rights and remedies against any other party primarily or secondarily liable hereunder; and (c) except as otherwise set forth in this Note and the instruments of security for this Note, waive notice of acceptance of this Note, notice of the occurrence of any default hereunder or under any instrument secur-ing this Note and presentment, demand, protest, notice of dis-honor and notice of protest and notices of any and all action at any time taken or omitted by the Holder in connection with this Note or any instrument securing this Note and waives all requirements necessary to hold that party to the liability of that party.

     Wherever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Note shall be prohibited by or invalid under applicable Legal Requirements, such provision shall be ineffective to the ex-tent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     Holder may, at its option, release any Collateral given to secure the indebtedness evidenced hereby, and no such release shall impair the obligations of Maker to Holder.

     The proceeds of this Note were disbursed in Pennsylvania, which State the parties agree has a substantial relationship to the parties and to the underlying transaction embodied hereby, and in all respects, including, without limitation, matters of construction, validity and performance, this Note and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania applicable to contracts made and performed in such State and any applicable law of the United States of America. To the fullest extent permitted by law, Maker hereby unconditionally and irrevocably, waives any claim to assert that the law of any other jurisdiction governs this Note, and this Note shall be governed by and construed in accordance with the laws of the State of Pennsylvania.

     Any legal suit, action or proceeding against Holder or Maker arising out of or relating to this Note shall be instituted in any federal or state court in Philadelphia County, Pennsylvania, pursuant to applicable law, or in any federal or state court in the jurisdiction in which any Collateral is located, and Maker waives any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and Maker hereby irrevocably submits to the jurisdiction of any such court in any suit, action or proceeding.

     MAKER, AND HOLDER TO THE FULLEST EXTENT THAT THEY MAY LAWFULLY DO SO, WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING, INCLUDING, WITHOUT LIMITATION, ANY TORT ACTION, BROUGHT BY ANY PARTY HERETO WITH RESPECT TO THIS NOTE OR THE OTHER LOAN DOCUMENTS. EACH OF MAKER AND HOLDER AGREES THAT THE OTHER MAY FILE A COPY OF THIS WAIVER WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT OF THE OTHER IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY, AND THAT, TO THE FULLEST EXTENT THAT IT MAY LAWFULLY DO SO, ANY DISPUTE OR CONTROVERSY WHATSOEVER BETWEEN MAKER AND HOLDER SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

     Holder may assign all or part of its right, title and interest in and to this Note to another Person, and such Person shall be entitled to exercise all or any portion of Holder's rights hereunder.

     The Maker warrants and represents to Maker that it is a corporation, duly formed, presently existing and in good standing under the laws of the State of Pennsylvania, and that the officers of the Maker executing this Note below are fully authorized to do so on behalf of the Maker.

     The Maker shall have no right to set off against the Maker under this Note or under any instruments securing this Note or executed in connection with the loan evidenced hereby. The Holder, however, shall have the right, immediately and without further action by it, to set off against this Note all money owed by the Holder in its capacity to the Maker, whether or not due.

     Identification.    This  Note consists of seven (7) pages, all but the last
two of which have been signed only for identification by the President of Maker.

     THE UNDERSIGNED ACKNOWLEDGE THAT THE LOAN EVIDENCED HEREBY IS FOR COMMERCIAL PURPOSES ONLY AND NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES.

     IN WITNESS WHEREOF, Maker has caused this Promissory Note to be properly executed as of the date first above written and has authorized this Promissory
Note  to  be  dated  as  of  the  day  and  year  first  above  written.

Signed,  Sealed  and  Delivered                       CORECARE BEHAVIORAL HEALTH
in  the  presence  of:                                         MANAGEMENT, INC.,
                                   a  Pennsylvania  corporation

                                   By:
SIGNATURE                                                     ROSE S. DIOTTAVIO,
                                        Its  President
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED

                                   Attest:                             SIGNATURE
RICHARD  C.  BEATTY,
                                        Its  Secretary
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED

As  to  Maker                                                             (SEAL)

COMMONWEALTH  OF  PENNSYLVANIA          :
                                   :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that ROSE S. DIOTTAVIO personally appeared before me this day and acknowledged that she is the President of CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by her in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.



                                   NOTARY  PUBLIC

                                        [Stamp  or  Seal]
My  Commission  Expires:




COMMONWEALTH  OF  PENNSYLVANIA          :
                                   :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that RICHARD C. BEATTY personally appeared before me this day and acknowledged that he is the Secretary of CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by him in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.



                                   NOTARY  PUBLIC

                                        [Stamp  or  Seal]
My  Commission  Expires:




EXHIBIT 6.15

RECORDING  REQUESTED  BY  AND
WHEN  RECORDED  MAIL  TO:

Roy  G.  Harrell,  Jr.,  Esq.
Carlton  Fields,  Ward,  Emmanuel,  Smith
     &  Cutler,  P.A.
200  Central  Avenue,  Suite  2300
St.  Petersburg,  FL    33701

THIS  IS  AN  OPEN-END  MORTGAGE
SECURING  FUTURE  ADVANCES  UP  TO  A
MAXIMUM  PRINCIPAL  AMOUNT  OF
$13,000,000  PLUS  ACCRUED
INTEREST  AND  OTHER  INDEBTEDNESS  AS
DESCRIBED  IN  42  PA.C.S.A.  8143

     Space  Above  This  Line  For  Recorder's  Use


     MORTGAGE,  ASSIGNMENT  OF  RENTS,
     SECURITY  AGREEMENT  AND  FIXTURE  FILING

     by

                   CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC.
                           a Pennsylvania corporation
                              having an address of
                              940 West Valley Road,
                                   Suite 2102,
                            Wayne, Pennsylvania 19087
                                 (as Mortgagor)

                                       to

                               WRH MORTGAGE, INC.
                              having an address at
                              100 Second Avenue S.
                             Suite 904, City Center
                         St. Petersburg, Florida  33701
                                 (as Mortgagee)

                         Dated as of: February 24, 1998

Property:          111  North  49th  Street
          Philadelphia,  PA  19139
     MORTGAGE,  ASSIGNMENT  OF  RENTS,
     SECURITY  AGREEMENT  AND  FIXTURE  FILING


     THIS MORTGAGE, ASSIGNMENT OF RENTS, SECURITY AGREEMENT AND FIXTURE FILING (this "Mortgage") is made as of the 24th day of February 1998, by CoreCare Behavioral Health Management, Inc., a Pennsylvania corporation, having an address at 940 West Valley Road, Suite 2102, Wayne, Pennsylvania 19087,
Attention: Thomas Fleming, Telefax Number (610) 254-0265 (the "Mortgagor"), in favor of WRH MORTGAGE, INC., a Florida corporation, having an address at Suite 904, City Center, 100 Second Avenue S., St. Petersburg, Florida 33701,
Attention: Fred S. Razook, Jr., Telefax Number (813) 895-8805 (together with its successors and assigns, the "Mortgagee").


     WITNESSETH:

     WHEREAS, the Mortgagor and the Mortgagee are parties to a Loan Agreement of even date herewith (said Loan Agreement, as modified and supplemented and in effect from time to time, the "Loan Agreement"), which Loan Agreement provides for a loan (the "Loan") to be made by the Mortgagee to the Mortgagor. The Loan is to be evidenced by, and repayable with interest thereon, at a rate which may change from time to time, Default Rate interest, and Late Charges in accordance with a promissory note executed and delivered to the order of the Mortgagee (such note, as modified and supplemented and in effect from time to time, the "Note");

     WHEREAS, it is a condition to the obligation of the Mortgagee to extend credit to the Mortgagor pursuant to the Loan Agreement that the Mortgagor execute and deliver this Mortgage;

     NOW, THEREFORE, in consideration of the making of the Loan by the Mortgagee to the Mortgagor and the covenants, agreements, representations and warranties set forth in the Loan Documents, intending to be legally bound, and for the purpose of securing the following (collectively, the "Loan Obligations"):

     (a) all principal (including, without limitation, any advance to the Mortgagor now or hereafter made), interest, Default Rate interest, Late Charges, owing from time to time under the Note, and all obligations owing by the Mortgagor under the Loan Documents and amendments, modifications, extensions, substitutions, exchanges and renewals of the Loan Documents (each of which amendment, modification, extension, substitution, exchange and renewal shall enjoy the same priority as the advance made on the Closing Date as evidenced by the Note and all amounts from time to time owing by the Mortgagor under this Mortgage or any of the other Loan Documents; and


     (b) all covenants, agreements and other obligations of Mortgagor under the Loan Documents;

the Mortgagor hereby irrevocably grants, bargains, sells, releases, conveys, warrants, assigns, transfers, mortgages, pledges, sets over and confirms unto the Mortgagee, its successors and assigns, to have and to hold forever, with mortgage covenants, subject to all of the terms, conditions, covenants and agreements herein set forth, for the security and benefit of Mortgagee and its respective successors and assigns, all Mortgagor's interest now owned or hereafter acquired in the following described land, real estate, buildings, improvements, equipment, fixtures, furniture, and other personal property (which together with the Security Interest Property and any additional such property and interests hereafter acquired by the Mortgagor and subjected to the lien of this Mortgage, or intended to be so, as the same may be from time to time referred to as the "Mortgaged Estate") to wit:

     (a) All the land located in the County and State identified in Exhibit A attached hereto, as more particularly described in such Exhibit A, subject, however, to the Permitted Encumbrances (the "Land");

     (b) All Improvements and Equipment (the Land, Improvements and Equipment collectively, the "Facility").

     (c)          All  Appurtenant  Rights;

     (d)          All  Rents;

     (e) All Accounts, Account Collateral, General Intangibles, Instruments, Inventory, goods, investment properties, rights to proceeds from written letters of credit, Leases, Money, Licenses, Permitted Investments, and Permits; and

     (f)          All  products  and  Proceeds.

     AND, as additional security, Mortgagor, as debtor, hereby grants to Mortgagee, as secured party, a continuing security interest in the foregoing property and in the Accounts, the Account Collateral, the Equipment, the General Intangibles, the Instruments, the Inventory, the goods, the investment properties, the rights to proceeds from written letters of credit, the Leases, the Money, the Permitted Investments, the licenses, the Permits, the Rents, and all products and Proceeds, and in any property as to which a security interest can be created or perfected, now existing or hereafter coming into existence, and all substitutions replacements, renewals and additions to the foregoing (collectively, the "Security Interest Property"). This Mortgage shall be effective as a security agreement pursuant to the UCC.

     TO HAVE AND TO HOLD the Mortgaged Estate and all parts thereof unto the Mortgagee, its successors and assigns forever, subject however to the Permitted Encumbrances and the terms and conditions herein;

     PROVIDED, HOWEVER, that these presents are upon the condition that, if the Mortgagor shall pay or cause to be paid to the Mortgagee the principal, interest, Default Rate interest and Late Charges payable in respect to the Note, at the times and in the manner stipulated therein and herein, all without any deduction or credit for taxes or other similar charges paid by the Mortgagor, and shall keep, perform, and observe all and singular the covenants and promises in each of the Loan Documents and in the Loan Agreement expressed to be kept, performed, and observed by and on the part of the Mortgagor, all without fraud or delay, then this Mortgage, and all the properties, interests, and rights hereby granted, bargained, and sold shall cease, terminate and be void.

     TO PROTECT THE SECURITY OF THIS MORTGAGE, THE MORTGAGOR HEREBY COVENANTS AND AGREES AS FOLLOWS:

     ARTICLE  I
     Definitions

     Section 1.01. Certain Defined Terms. For all purposes of this Mortgage all capitalized terms shall have the meaning ascribed thereto in the Loan Agreement unless defined herein, and:

     "Accounts" means all of Mortgagor's interest in "accounts," as such term is defined in the UCC, and, to the extent not included in such definition, any of Mortgagor's rights to payment for goods sold or leased or for services rendered arising from the ownership or operation of the Facility and not evidenced by an Instrument, including, without limitation, all rights to payment from the Medicare and Medicaid programs, all accounts and accounts receivable arising from the ownership or operation of the Facility, now existing or hereafter coming into existence, and all proceeds thereof (whether cash or non cash, movable or immovable, tangible or intangible) received from the sale, exchange, transfer, collection or other disposition or substitution thereof.

     "Appurtenant Rights" means all easements, rights-of-way, strips and gores of land, vaults, streets, ways, alleys, passages, sewer rights, waters, water courses, water rights, air rights, development rights and powers, and, to the extent now or hereafter owned by the Mortgagor, all minerals, flowers, shrubs, crops, trees, timber and other emblements now or hereafter appurtenant to, or used in connection with, or located on, under or above the Land or any part or parcel thereof, and all ground leases, subleases, estates, rights, titles, interests, privileges, liberties, tenements, hereditaments and appurtenances, reversions, and remainders whatsoever, in any way belonging, relating or appertaining to the Land or any part thereof.

     "Collateral" shall have the meaning set forth in the Loan Agreement to the extent such Collateral relates to the Facility.

     "Condemnation Proceeds" shall have the meaning set forth in the Loan Agreement.


     "Equipment" means all "equipment," as such term is defined in the UCC, and to the extent not included in such definition, any of Mortgagor's fixtures, appliances, machinery, furniture, furnishings, decorations, tools and supplies, now owned or hereafter acquired by Mortgagor, including, but not limited to, all beds, linens, radios, televisions, carpeting, telephones, cash registers, computers, lamps, glassware, restaurant and kitchen equipment, all medical, dental, rehabilitation, therapeutic and paramedic equipment and supplies, any building equipment, including but not limited to, all heating, lighting, incinerating, waste removal and power equipment, engines, pipes, tanks, motors, conduits, switchboards, security and alarm systems, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigeration, washing machines, dryers, stoves, refrigerators, ventilating, and communications apparatus, air cooling and air conditioning apparatus, escalators, elevators, ducts, and compressors, materials and supplies, and all other machinery, apparatus, equipment, fixtures and fittings now owned or hereafter acquired by Mortgagor wherever located, any portion thereof or any appurtenances thereto, together with all additions, replacements, parts, fittings, accessions, attachments, accessories, modifications and alterations of any of the foregoing.

     "Equity Interests" means (a) if Mortgagor is a limited partnership, limited partnership interests in Mortgagor or (b) if Mortgagor is a limited liability company, membership interests in Mortgagor; provided, however, that Equity Interests shall not include any direct or indirect legal or beneficial ownership interest, or any other interest of any nature or kind whatsoever, of Mortgagor.

     "Event  of  Default"  has  the  meaning  provided  in  Section  5.01.

     "Facility"  has  the  meaning  provided  in  the recitals of this Mortgage.

     "General Intangibles" means all "general intangibles," as such term is defined in the UCC, and, to the extent not included in such definition, any intangible personal property of Mortgagor (other than Accounts, Rents, Instruments, Inventory, Money and Permits), including, without limitation, things in action, settlements, judgments, contract rights, rights to performance (including, without limitation, rights under warranties) refunds of real estate taxes and assessments and other rights to payment of Money, copyrights, trademarks, trade names and patents now existing or hereafter in existence. In addition to the foregoing, the term "General Intangibles" shall include the meaning as such term has in the UCC.

     "Improvements" means all buildings, structures and improvements of every nature whatsoever situated on the Land on the Closing Date or thereafter, including, but not limited to, to the extent of Mortgagor's rights, title or interest therein or thereto, all gas and electric fixtures, radiators, heaters, washing machines, dryers, refrigerators, ovens, engines and machinery, boilers, ranges, elevators and motors, plumbing and heating fixtures, antennas, carpeting and other floor coverings, water heaters, awnings and storm sashes, and cleaning apparatus which are or shall be attached to the Land or said buildings, structures or improvements.

     "Instruments" means all "instruments," as such term is defined in the UCC, and, to the extent not included in such definition, any of Mortgagor's rights in all instruments, chattel paper, documents or other writings obtained by Mortgagor from or in connection with the ownership or operation of the Facility evidencing a right to the payment of Money, including, without limitation, all notes, drafts, acceptances, documents of title, and policies and certificates of insurance, including but not limited to, liability, hazard, rental and credit insurance, guarantees and securities, now or hereafter received by Mortgagor or in which Mortgagor has or acquires an interest pertaining to the foregoing.

     "Insurance Proceeds" shall have the meaning set forth in the Loan Agreement to the extent such Insurance Proceeds relate to the Facility.

     "Inventory" means all "Inventory," as such term is defined in the UCC, and, to the extent not included in such definition, any goods now owned or hereafter acquired by Mortgagor intended for sale or lease, or to be furnished under contracts of service by such Mortgagor in connection with the Facility, including without limitation, all inventories held by Mortgagor for sale or use at or from the Facility, and all other such goods, wares, merchandise, and materials and supplies of every nature owned by Mortgagor and all such other goods returned to or repossessed by Mortgagor.

     "Land"  has  the  meaning  provided  in  the  recitals  to  this  Mortgage.

     "Leases" means all leases and other agreements or arrangements affecting the use or occupancy of all or any portion of the Facility now in effect or hereafter entered into (including, without limitation, all patient admissions and resident care agreements, all lettings, subleases, licenses, concessions, tenancies and other occupancy agreements covering or encumbering all or any portion of the Facility), together with any guarantees, supplements, amendments, modifications, extensions and renewals of the same, and all additional remainders, reversions, and other rights and estates appurtenant thereto.

     "Loan"  has  the  meaning  provided  in  the  recitals  to  this  Mortgage.

     "Loan Agreement" has the meaning provided in the recitals to this Mortgage.

     "Loan Obligations" has the meaning provided in the recitals to this Mortgage.

     "Material Lease" means all Leases except those of less than 800 square feet in size and less than one year in duration.

     "Money" means all moneys, cash, rights to deposit or savings accounts, credit card receipts, rents or other items of legal tender obtained from or for the use in connection with the ownership or operation of the Facility.

     "Mortgaged Estate" has the meaning provided in the recitals to this Mortgage.


     "Mortgagee"  has  the  meaning  provided  in  the heading of this Mortgage.

     "Mortgagor"  has  the  meaning  provided  in  the heading of this Mortgage.

     "Note"  has  the  meaning  provided  in  the  recitals  to  this  Mortgage.

     "Permits" means Mortgagor's interest in, with respect to the Facility, all licenses, registrations, permits, allocations, filings, authorizations, approvals and certificates used in connection with the ownership, operation, construction, renovation, use or occupancy of the Facility, or relating to quality and adequacy of medical care, distribution of pharmaceuticals, rate setting, equipment, personnel, additions and fee splitting, including, without limitation, building permits, business licenses, state health department licenses, food service licenses, liquor licenses, licenses to conduct business, certificates of need or similar certificates, approvals issued by any state health department, and all such other permits, licenses and rights, obtained from any Governmental Authority or private Person concerning ownership, operation, construction, renovation, use or occupancy of the Facility.

     "Permitted Encumbrances" means, with respect to the Facility, collectively,
(i)  the  Lien  created  by this Mortgage or the other Loan Documents of record,
(ii) all Liens and other matters disclosed in the Title Insurance Policy concerning the Facility, or any part thereof which have been approved by Mortgagee in Mortgagee's sole discretion, (iii) Liens, if any, for Impositions imposed by any Governmental Authority not yet due or delinquent or being contested in good faith and by appropriate proceedings in accordance with this Mortgage, (iv) without limiting the foregoing, any and all governmental, public utility and private restrictions, covenants, reservations, easements, licenses or other agreements of an immaterial nature which may be granted by Mortgagor after the Closing Date and which do not materially and adversely affect (A) the ability of Mortgagor to pay any of its obligations to any Person as and when due, (B) the marketability of title to the Facility, (C) the fair market value of the Facility, or (D) the use or operation of the Facility as of the Closing Date and thereafter, or (v) any lien created pursuant to the express terms of the Receivables Purchase Agreement.

     "Permitted Transfers" shall mean, provided that no Event of Default has occurred, (i) Permitted Encumbrances; (ii) all transfers of worn out or obsolete furnishings, fixtures or equipment that are replaced with equivalent property;
(iii) all Leases which are not Material Leases; (iv) all Material Leases which have been approved by Mortgagee in writing in Mortgagee's discretion, (v) the release of the Release Parcel (defined in section 6.20 of this Mortgage).

     "Permits" means all licenses, registrations, permits, allocations, filings, authorizations, approvals and certificates used in connection with the ownership, operation, construction, renovation, use or occupancy of the Facility, including, without limitation, building permits, business licenses, state health department licenses, food service licenses, liquor licenses, licenses to conduct business and all such other permits, licenses and rights, obtained from any Governmental Authority or private Person concerning the ownership, construction, operation, renovation, use or occupancy of the Facility.

     "Proceeds" means all "proceeds," as such term is defined in the UCC, and, to the extent not included in such definition, all proceeds, whether cash or noncash, movable or immovable, tangible or intangible (including Insurance Proceeds and Condemnation Proceeds), from the Collateral, including, without limitation, those from the sale, exchange, transfer, collection, loss, damage, disposition, substitution or replacement of any of the Collateral and all income, gain, credit, distributions and similar items from or with respect to the Collateral.

     "Rents" means, with respect to the Facility, (x) all receipts, rents, (whether denoted as advance rent, minimum rent, percentage rent, additional rent or otherwise), issues, income, royalties, profits, revenues, proceeds, bonuses, deposits (whether denoted as security deposits or otherwise), lease termination fees or payments, rejection damages, buy-out fees and any other fees made or to be made in lieu of rent, any award made hereafter to Mortgagor in any court proceeding involving any tenant, lessee, licensee or concessionaire under any of the Leases in any bankruptcy, insolvency or reorganization proceedings in any state or federal court, and all other payments, rights and benefits of whatever nature from time to time due under any of the Leases, including, without limitation, (i) rights to payment earned under any of the Leases for space in the Improvements for the operation of ongoing businesses such as restaurants, news stands, barber shops, beauty shops and pharmacies and (ii) all other income, consideration, issues, accounts, profits or benefits of any nature arising from the ownership, possession, use or operation of the Facility including, without limitation, all rights to payment from the Medicare and Medicaid programs or similar state or federal programs, boards, bureaus or agencies and rights to payment from patients or private insurers, arising from the operation of the Facility and (y) all revenues, receipts, income, receivables and accounts relating to or arising from rentals, rent equivalent income, income and profits from guest rooms, meeting rooms, food and beverage facilities, vending machines, telephone and television systems, guest laundry, the provision or sale of other goods and services, and any other items of revenue, receipts or other income as identified in the Uniform System of Accounts for Hotels, 8th Edition, International Association of Hospitality Accountants (1986) as from time to time amended.

     "Transfer" means any conveyance, transfer (including, without limitation, any transfer of any direct or indirect legal or beneficial interest in Mortgagor, sale, Lease (including, without limitation, any amendment, extension, modification, waiver or renewal thereof) or Lien, whether by law or otherwise, of any, on or affecting any Collateral or Mortgagor other than a Permitted Transfer.

     "UCC" means the Uniform Commercial Code in effect in the jurisdiction in which the Facility is located.

     Section  1.02.  Interpretation  of  Defined  Terms.

     Singular terms shall include the plural forms and vice versa, as applicable, of the terms defined.

     All references to other documents or instruments shall be deemed to refer to such documents or instruments as they may hereafter be extended, renewed, modified or amended, and all replacements and substitutions therefor.


     ARTICLE  II
     Particular  Covenants  and  Agreements  of  the  Mortgagor

     Section 2.01. Payment of Secured Loan Obligations. The Mortgagor shall pay when due the principal, the interest, Default Rate interest, and Late Charges owing from time to time under the Note and all charges, fees and other Loan Obligations as provided in the Loan Documents.

     Section  2.02.  Title,  etc.

     (a) The Mortgagor represents and warrants that it has good, marketable and insurable fee simple title in and to the Facility, free and clear of all covenants, liens, encumbrances, restrictions, easements and other matters affecting title other than the Permitted Encumbrances. There are no outstanding options to purchase or rights of first refusal affecting the Facility, except that certain right of first refusal granted to The Contributors to the Pennsylvania Hospital, dated as of February 26, 1997 ("Right of First Refusal").

     (b) The Mortgagor represents and warrants that it has good and absolute title to all existing personal property and fixtures hereby mortgaged, subject to the Permitted Encumbrances. The personal property and fixtures hereby mortgaged are free and clear of all liens, charges and encumbrances whatsoever, including conditional sales contracts, chattel mortgages, security agreements, financing statements and everything of a similar nature other than the Permitted Encumbrances.

     (c) The Mortgagor represents and warrants that it has the full power and lawful authority to grant, bargain, sell, release, convey, warrant, assign, transfer, mortgage, pledge, set over and confirm unto the Mortgagee the Mortgaged Estate as hereinabove provided and warrants that it will forever defend the title to the Mortgaged Estate and the validity and priority of the lien or estate hereof against the claims and demands of all Persons whomsoever.

     Section  2.03.  Further  Assurances,  Filing:  ReFiling:  etc.

     (a) The Mortgagor shall execute, acknowledge and deliver, from time to time, such further instruments as Mortgagee may reasonably require to accomplish the purposes of this Mortgage.

     (b) The Mortgagor, immediately upon the execution and delivery of this Mortgage, and thereafter from time to time, shall cause this Mortgage, any security agreement or mortgage supplemental hereto and each instrument of further assurance to be filed, registered or recorded and refiled, reregistered or rerecorded in such manner and in such places as may be required by any present or future law in order to publish notice of and perfect the lien or estate of this Mortgage upon the Mortgaged Estate.

     (c) The Mortgagor shall pay all intangibles, recording taxes, filing, registration and recording fees, all refiling, reregistration and rerecording fees, and all expenses incident to the execution, filing, recording and acknowledgment of this Mortgage, any security agreement or mortgage supplemental hereto and any instrument of further assurance, and all federal, state, county and municipal stamp taxes and other taxes, duties, imposts, assessments and charges arising out of the execution, delivery, filing, registration and recording of the Note, this Mortgage or any of the other Loan Documents, any security agreement or mortgage supplemental hereto or any instruments of further assurance.

     (d) In the event of the passage of any state, federal, municipal or other governmental law, order, rule or regulation, subsequent to the date hereof, in any manner changing or modifying the laws now in force governing the taxation of mortgages or security agreements or debts secured thereby or the manner of collecting such taxes so as to adversely affect the Mortgagee, the Mortgagor will pay any such tax on or before the due date thereof. If the Mortgagor fails to make such prompt payment or if, in the reasonable opinion of the Mortgagee, any such state, federal, municipal, or other governmental law, order, rule or regulation prohibits the Mortgagor from making such payment or would penalize the Mortgagee if the Mortgagor makes such payment or if, in the opinion of the Mortgagee, the making of such payment might result in the imposition of interest beyond the Maximum Amount, then the entire balance of the Loan Obligations shall, at the option of the Mortgagee, become due and payable on the date that is one hundred and twenty (120) days after the passage of such law, order, rule or regulation.

     (e) The Mortgagor hereby indemnifies and holds the Mortgagee harmless from any sales or use tax that may be imposed on the Mortgagee by virtue of the Loan from the Mortgagee to the Mortgagor other than taxes imposed on the income, stock or assets of the Mortgagee.

     Section 2.04. Liens. Without limiting the obligations of the Mortgagor under Section 2.06, the Mortgagor shall not create or suffer to be created any mortgage, deed of trust, lien, security interest, charge or encumbrance upon the Mortgaged Estate prior to, on a parity with, or subordinate to the lien of this Mortgage other than a Permitted Encumbrance. The Mortgagor shall pay and promptly discharge at the Mortgagor's cost and expense, any such mortgages, deeds of trust, liens, security interests, charges or encumbrances upon the Mortgaged Estate or any portion thereof or interest therein.

     Section  2.05.  Insurance  and  Casualty  Events.

     (a) At all times while the Mortgagor is indebted to the Mortgagee, the Mortgagor shall maintain the following insurance:

          (i) During any period of repair or restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Facility and Equipment against such risks (including, without limitation, fire and extended coverage and collapse of the Improvements to agreed limits) as Mortgagee may request, in form and substance acceptable to Mortgagee.

          (ii) Insurance with respect to the Improvements, Equipment and Inventory against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent the Mortgagor from becoming a coinsurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Improvements, Equipment and Inventory located on the Facility, the term "full insurable value" to mean the actual replacement cost of the Improvements, Equipment and Inventory (without taking into account any depreciation), determined annually by an insurer or by the Mortgagor or, at the request of the Mortgagee, by an independent insurance broker (subject to the Mortgagee's reasonable approval) including an endorsement covering acts of municipal authorities including increased cost of construction and demolition;

          (iii) Comprehensive general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability, and umbrella liability insurance against any and all claims, including all legal liability to the extent insurable imposed upon the Mortgagor and all court costs and attorneys' fees and expenses, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Facility in such amounts as are generally required by institutional lenders for properties comparable to the Facility but in no event with limits for the Facility of less than $1,000,000 per occurrence with combined single limit coverage for bodily injury or property damage and excess (umbrella) liability coverage for the Facility of no less than $10,000,000 per occurrence;

          (iv) Statutory workers' compensation insurance (to the extent the risks to be covered thereby are not already covered by other policies of insurance maintained by the Mortgagor), with respect to any work on or about the Facility;

          (v) Business interruption and/or loss of "rental value" insurance for the Facility in an amount equal to not less than eighteen (18) months estimated Gross Revenue attributable to the Facility and based on the Gross Revenue for the immediately preceding year and otherwise sufficient to avoid any coinsurance penalty;

          (vi) If all or any portion of the Improvements, or any portion of the Land is located within a federally designated flood hazard zone, flood insurance in an amount equal to the lesser of the full insurable value of the Facility or the maximum amount available;

          (vii) Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Facility, in such amounts as the Mortgagee may from time to time require and which are customarily required by institutional mortgagees with respect to similar properties similarly situated; and

          (viii) Such other insurance with respect to the Improvements, Equipment and Inventory located on the Facility against loss or damage as is requested by the Mortgagee (excluding liquor/dram insurance and earthquake insurance which shall not be required) provided such insurance is of the kind from time to time customarily insured against and in such amounts as are generally required by institutional lenders for properties comparable to the Facility or which Mortgagee may deem necessary in its reasonable discretion.

     (b)         The Mortgagor will maintain the insurance coverage described in
Section 2.05 with companies acceptable to Mortgagee and with a claims paving ability of not less than "AA" by S&P. All insurers providing insurance required by this Mortgage shall be authorized to issue insurance in the state where the Facility is located.

     The insurance coverage required under Section 2.05(a) may be effected under a blanket policy or policies covering the Mortgaged Estate and other property and assets not constituting a part of the Mortgaged Estate; provided that any such blanket policy shall specify, except in the case of public liability insurance, the portion of the total coverage of such policy that is allocated to the Facility and Equipment and Inventory located thereon, and any sublimits in such blanket policy applicable to the Mortgaged Estate, which amounts shall not be less than the amounts required pursuant to Section 2.05(a) and which shall in any case comply in all other respects with the requirements of this Section 2.05.

     (c) All insurance policies shall be in such form and with such endorsements and in such amounts as shall be satisfactory to Mortgagee (and Mortgagee shall be entitled to approve amounts, form, risk coverage, deductibles, loss payees and insureds). The policy referred to in Section 2.05(a)(ii) shall contain a replacement cost endorsement and a waiver of depreciation. Certified copies of all of the above-mentioned insurance policies have been delivered to and shall be held by the Mortgagee. All such policies shall name the Mortgagee as an additional insured loss payee, shall provide that all Insurance Proceeds be payable to the Mortgagee as set forth in Section 2.05(d), and shall contain: (i) "Non Contributory Standard Lender Clause" and a Lender's Loss Payable Endorsement (Form 438 BFUNS) or their equivalents naming Mortgagee as the person to which all payments shall be paid and a provision that payment of Insurance Proceeds in excess of $100,000 shall be made by a check payable only to Mortgagee; (ii) a waiver of subrogation endorsement as to the Mortgagee and its assigns providing that no policy shall be impaired or invalidated by virtue of any act, failure to act, negligence of, or violation of declarations, warranties or conditions contained in such policy by the Mortgagor, the Mortgagee or any other named insured, additional insured or loss payee, except for the willful misconduct of the Mortgagee knowingly in violation of the conditions of such policy; (iii) an endorsement indicating that neither the Mortgagee nor the Mortgagor shall be or be deemed to be a coinsurer with respect to any risk insured by such policies and shall provide for a deductible per loss of an amount not more than that which is customarily maintained by prudent owners of property of the same type and quality as the Facility, but in no event in excess of five percent (5%) of the Loan Amount (on the Closing Date) for the Facility, (iv) a provision that such policies shall not be canceled or amended, including, without limitation, any amendment reducing the scope or limits of coverage, without at least thirty (30) days' prior written notice to the Mortgagee in each instance except for nonpayment of premium, in which case, a provision that such policies shall not be canceled without at least ten (10) days prior written notice to Mortgagee; and (v) include effective waivers by the insurer of all claims for insurance premiums against any loss payees, additional insureds and named insureds (other than the Mortgagor). Certificates of insurance with respect to all renewal and replacement policies shall be delivered to the Mortgagee not less than ten (10) days prior to the expiration date of any of the insurance policies required to be maintained hereunder which certificates shall bear notations evidencing payment of applicable premiums and certified copies of such insurance policies shall be delivered to the Mortgagee promptly after the Mortgagor's receipt thereof. If the Mortgagor fails to maintain and deliver to the Mortgagee the certified copies of the original policies or certificates of insurance required by this Mortgage, the Mortgagee may, at its option, after written notice to Mortgagor, procure such insurance, and the Mortgagor shall reimburse the Mortgagee for the amount of all premiums paid by the Mortgagee thereon promptly, after demand by the Mortgagee, with interest thereon at the Default Rate from the date paid by the Mortgagee to the date of repayment, and such sum shall be a part of the Loan Obligations secured by this Mortgage.

     The Mortgagee shall not by the fact of approving, disapproving, accepting, preventing, obtaining or failing to obtain any insurance, incur any liability for or with respect to the amount of insurance carried, the form or legal sufficiency of insurance contracts, solvency of insurance companies, or the carriers' or the Mortgagor's payment or defense of lawsuits, and the Mortgagor hereby expressly assumes full responsibility therefor and all liability, if any, with respect thereto.

     (d) The Mortgagee shall be entitled to receive and collect all Insurance Proceeds and all of the Insurance Proceeds are hereby assigned to the Mortgagee. The Mortgagor shall execute such further assignments of the Insurance Proceeds as the Mortgagee may from time to time reasonably require. Without limitation the generality of the foregoing, following the occurrence of any casualty or damage involving the Mortgaged Estate or any part thereof, the Mortgagor shall give prompt notice thereof to the Mortgagee and shall cause all Insurance Proceeds payable as a result of such casualty or damage to be paid to the Mortgagee as additional collateral security hereunder subject to the lien of this Mortgage, to be applied by Mortgagee to the Loan Obligations.

     (e) Notwithstanding anything to the contrary set forth in Section 2.05(d), the Mortgagee agrees that the Mortgagee shall make the Insurance Proceeds (other than business interruption insurance proceeds, which shall be held and disbursed as provided in Section 2.12(h) of the Loan Agreement), available to the Mortgagor for the Mortgagor's repair, restoration and replacement of the Improvements, Equipment and Inventory damaged or taken on the following terms and subject to the Mortgagor's satisfaction of the following conditions:

          (i) At the time of such loss or damage and at all times thereafter while the Mortgagee is holding any portion of such Insurance Proceeds, there shall exist no Default or Event of Default;

          (ii) The Improvements, Equipment and Inventory for which loss or damage has resulted shall be capable of being restored (including replacements) to their pre-existing condition and utility as existed immediately prior to the occurrence of the loss or damage then in question in all material respects with a value equal to or greater than prior to such loss or damage and shall be capable of being completed six months prior to the Maturity Date and prior to the expiration of business interruption insurance;

          (iii) The Mortgagor shall demonstrate to the Mortgagee's reasonable satisfaction the Mortgagor's ability to pay the Loan Obligations relating to the Facility coming due during such restoration period;

          (iv) Within 30 days from the date of such loss or damage the Mortgagor shall have given the Mortgagee a written notice electing to have the Insurance Proceeds applied for such purpose;

          (v) Within 60 days following the date of notice under the preceding subparagraph (iv) and prior to any Insurance Proceeds being disbursed to the Mortgagor, the Mortgagor shall have provided to the Mortgagee all of the following:

               (1) if loss or damage exceeds $100,000, complete plans and specifications for restoration, repair and replacement of the Improvements, Equipment and Inventory damaged to the condition, utility and value required by the preceding subparagraph (ii),

               (2) if loss or damage exceeds $100,000, fixed-price or guaranteed maximum cost construction contracts for completion of the repair and restoration work in accordance with such plans and specifications,

               (3) if loss or damage exceeds $100,000, builder's risk insurance for the full cost of construction with the Mortgagee named under a standard mortgagee loss-payable clause,


               (4) such additional funds (if any) as in the Mortgagee's reasonable opinion are necessary to complete the repair, restoration and replacement, and

               (5) if loss or damage exceeds $100,000, copies of all permits and licenses necessary to complete the work in accordance with the plans and specifications;

          (vi) If loss or damage exceeds $100,000, the Mortgagee may, at the Mortgagor's expense to the extent such expenses and fees are reasonable, retain an independent inspector to review and approve plans and specifications and completed construction and to approve all requests for disbursement, which approvals shall be conditions precedent to release of the Insurance Proceeds as work progresses;

          (vii) The Mortgagor shall commence such work within 120 days after such loss or damage and shall diligently pursue such work to completion;

          (viii) If loss or damage exceeds $100,000, each disbursement by the Mortgagee of such Insurance Proceeds shall be funded subject to conditions and in accordance with disbursement procedures which a commercial construction lender would typically establish in the exercise of sound banking practices and shall be made only upon receipt of disbursement requests on an AIA G702/703 form (or similar form approved by the Mortgagee) signed and certified by the Mortgagor and its architect and general contractor with appropriate invoices, lien waivers and any other documents, instruments or items which may be required by the Mortgagee;

          (ix) The Mortgagee shall have a first lien and security interest in all building materials and completed repair and restoration work and in all fixtures and equipment acquired with such Insurance Proceeds, and the Mortgagor shall execute and deliver such mortgages, deeds of trust, security agreements, financing statements and other instruments as the Mortgagee shall reasonably request to create, evidence, or perfect such lien and security interest; and

          (x) To the extent insurance proceeds are not sufficient to pay the cost of restoration, the Mortgagor shall pay to the Mortgagee the difference, to be held by Mortgagee in an interest bearing account, encumbered by this Mortgage and first disbursed prior to insurance proceeds to pay the cost of restoration.

     (f) In the event and to the extent such Insurance Proceeds are not required to be made available to Mortgagor to be used for the repair, restoration and replacement of the Improvements, Equipment and Inventory for which a loss or damage has occurred, or in the event the Mortgagor falls to timely make such election or having made such election fails to timely comply with or is otherwise unable to satisfy the terms and conditions set forth herein, upon five Business Days prior notice to the Mortgagor, the Mortgagee shall be entitled without consent from the Mortgagor to apply such Insurance Proceeds, or the balance thereof, at the Mortgagee's option either (x) to the full or partial payment or prepayment of the Loan Obligations in accordance with
Section 2.6 of the Loan Agreement, or (y) to the repair, restoration and/or replacement of all or any part of such Improvements, Equipment and Inventory for which a loss or damage has occurred.

     (g) Subject to Mortgagee's rights under Section 2.05(f), provided no Event of Default has occurred and the replacement, restoration or repair has been completed in accordance with this Mortgage, any Insurance Proceeds available to Mortgagor for replacement, restoration or repair, to the extent not used by Mortgagor in connection with, or to the extent they exceed the cost of such replacement, restoration or repair shall be paid to Mortgagor.

     (h) The Mortgagor appoints the Mortgagee to act after the occurrence of an Event of Default as the Mortgagor's attorney-in-fact, coupled with an interest, to cause the issuance of or an endorsement of any policy to bring the Mortgagor into compliance herewith and, as limited above, at the Mortgagee's sole option, to make any claim for, receive payment for, and execute and endorse any documents, checks or other instruments in payment for loss, theft, or damage covered under any such insurance policy; however, in no event will the Mortgagee be liable for failure to collect any amounts payable under any insurance policy.

     (i) The Mortgagee shall be entitled at its option to participate in any compromise, adjustment or settlement in connection with any claims for loss, damage or destruction under any policy or policies of insurance, in excess of $100,000, and the Mortgagor shall within ten Business Days after request therefor reimburse the Mortgagee for all reasonable out-of-pocket expenses
(including reasonable attorneys' fees and disbursements) incurred by the Mortgagee in connection with such participation. The Mortgagor shall not make any compromise, adjustment or settlement in connection with any such claim in excess of $100,000, without the prior written approval of the Mortgagee.

     (j) In the event of foreclosure of the lien of this Mortgage or other transfer of title or assignment of the Mortgaged Estate in extinguishment, in whole or in part, of the Loan Obligations, all right, title and interest of the Mortgagor in and to all policies of casualty insurance covering all or any part of the Mortgaged Estate shall inure to the benefit of and pass to the successors in interest to the Mortgagee or the purchaser or grantee of the Mortgaged Estate or any part thereof.

     Section  2.06.  Impositions.

     (a) The Mortgagor shall pay or cause to be paid, before any fine, penalty, interest or cost attaches thereto, all of the impositions, including, without limitation, any ground rents due under any ground lease agreements, if applicable, as well as all claims for labor, materials or supplies that, if unpaid, might by law become a lien on the Mortgaged Estate, and shall submit to Mortgagee such evidence of the due and punctual payment of all such Impositions and claims as may be required by law; provided, however, that if by law any such Imposition may be paid in installments (whether or not interest shall accrue on the unpaid balance thereof), the Mortgagor may pay the same in installments (together with accrued interest on the unpaid balance thereof) as the same respectively become due, before any fine, penalty, interest or cost attaches thereto.

     (b) The Mortgagor at its expense may, after prior notice to the Mortgagee, contest by appropriate legal, administrative or other proceedings conducted in good faith and with due diligence, the amount or validity or application, in whole or in part, of any Imposition or lien therefor or any claims of mechanics, materialmen, suppliers or vendors or liens thereof, and may withhold payment of the same pending such proceedings if permitted by law, as long as (i) in the case of any Impositions or lien therefor or any claims of mechanics, materialmen, suppliers or vendors or liens thereof, such proceedings shall suspend the collection thereof from the Mortgaged Estate, (ii) neither the Mortgaged Estate nor any part thereof or interest therein will be sold, forfeited or lost if the Mortgagor pays the amount or satisfies the condition being contested, and the Mortgagor would have the opportunity to do so, in the event of the Mortgagor's failure to prevail in the contest, (iii) the Mortgagee would not, by virtue of such permitted contest, be exposed to any risk of any civil liability for which the Mortgagor has not furnished additional security as provided in clause (iv) below, or to any risk of criminal liability, and neither the Mortgaged Estate nor any interest therein would be subject to the imposition of any lien for which the Mortgagor has not furnished additional security as provided in clause (iv) below, as a result of the failure to comply with such law or of such proceeding and (iv) the Mortgagor shall have furnished to the Mortgagee additional security in respect of the claim being contested or the loss or damage that may result from the Mortgagor's failure to prevail in such contest in such amount as may be reasonably requested by the Mortgagee, but in no event less than one hundred and twenty five percent (125%) of the amount of such claim.

     (c) The Mortgagor shall fund the Basic Carrying Costs SubAccount to the extent required pursuant to the Loan Agreement and the real property taxes and assessments applicable to the Facility shall be paid from the relevant Basic Carrying Costs Sub-Account in accordance with the Loan Agreement.

     Section 2.07. Maintenance of the Improvements and Equipment. The Mortgagor shall not permit the Improvements or Equipment to be removed or demolished or otherwise altered (provided, however, that, the Mortgagor may remove, demolish or alter such Improvements and Equipment that become obsolete in the usual conduct of the Mortgagor's business and the removal or alteration of which do not materially detract from the operation of the Mortgagor's business); shall maintain the Mortgaged Estate in good repair, working order and condition, except for reasonable wear and use; shall not commit or suffer any waste; shall not do or suffer to be done anything which would or could increase the risk of fire or other hazard to the Mortgaged Estate or which would or could result in the cancellation of any insurance policy carried with respect to the Mortgaged Estate; and shall, subject to receipt of the Insurance Proceeds or the Condemnation Proceeds, restore and repair the Improvements and Equipment or any part thereof now or hereafter damaged or destroyed by any fire or other casualty or affected by any Taking; provided, however, that if the fire or other casualty is not insured against or insurable, the Mortgagor shall so restore and repair even though no Insurance Proceeds are received.

     Section  2.08.  Compliance  With  Laws.

     (a) The Mortgagor represents and warrants that the Facility and the Mortgagor's operations at and use of the Facility currently comply in all material respects with all Legal Requirements, including but not limited to, the Americans with Disabilities Act, and the orders, rules and regulations of the American Insurance Association or any other body now constituted exercising similar functions. The Mortgagor shall maintain the Facility in compliance with all future Legal Requirements.

     (b) The Mortgagor hereby confirms the representations, warranties and covenants set forth in Section 4.1(b)(U) and Section 5.1(D) through (I) of the Loan Agreement (relating to liabilities of the Mortgagor under applicable Environmental Laws) insofar as such representations, warranties and covenants apply to the Mortgaged Estate.

     (c) The Mortgagor shall notify the Mortgagee promptly of any written notice or order that the Mortgagor receives from any Governmental Authority with respect to the Mortgagor's compliance with any Legal Requirements relating to the Facility, including, without limitation, the Americans with Disabilities Act and the Environmental Laws, and promptly take any and all actions necessary to bring its operations at the Facility into compliance with such Legal Requirements, including, without limitation, the Americans with Disabilities Act and the Environmental Laws, (and shall fully comply with the requirements of such Legal Requirements, including, without limitation, the Americans with Disabilities Act and the Environmental Laws, that at any time are applicable to its operations at the Facility) all to the extent required under the applicable provisions of the Loan Agreement; provided, that, subject to Section 5.1(D) of the Loan Agreement, the Mortgagor at its expense may, after prior notice to the Mortgagee, contest by appropriate legal, administrative or other proceedings conducted in good faith and with due diligence, the validity or application, in whole or in part, of any such Legal Requirements, including, without limitation, Environmental Laws, as long as (i) neither the Mortgaged Estate nor any part thereof or any interest therein, will be sold, forfeited or lost if the Mortgagor pays the amount or satisfies the condition being contested, and the Mortgagor would have the opportunity to do so, in the event of the Mortgagor's failure to prevail in the contest, (ii) the Mortgagee would, by virtue of such permitted contest, be exposed to any risk of any civil liability for which the Mortgagor has not furnished additional security as provided in clause (iii) below, or to any risk of criminal liability, and neither the Mortgaged Estate nor any interest therein would be subject to the imposition of any lien for which the Mortgagor has not furnished additional security as provided in clause
(iii) below as a result of the failure to comply with such Legal Requirement or Environmental Law or the Americans with Disabilities Act or of such proceeding and (iii) the Mortgagor shall have furnished to the Mortgagee additional security in respect of the claim being contested or the loss or damage that may result from the Mortgagor's failure to prevail in such contest in such amount as may be reasonably requested by the Mortgagee in light of the risk attendant to such contest, but in no event less than one hundred and twenty five percent
(125%)  of  the  amount  of  such  claim.

     (d) After 30 days' prior written notice (except in the case of a bona fide emergency in which no such prior written notice shall be required, but in which event notice shall be given as soon as practicable) and the Mortgagor's failure to so comply, but subject to subparagraph (c) above, the Mortgagee, at its election and in its sole discretion may (but shall not be obligated to) cure any failure on the part of the Mortgagor to comply with any Legal Requirements, including Environmental Laws, and without limitation, may take any of the following actions:

          (i) arrange for the prevention of any Release or threat of Release of Hazardous Substances at the Facility in violation of, or potentially requiring clean up under, Environmental Laws, and pay any costs associated with such prevention;

          (ii) arrange for the removal or remediation of Hazardous Substances that may be Released or result from a Release at the Facility in violation of, or potentially requiring clean up under, Environmental Laws, and pay any costs associated with such removal and/or remediation,

          (iii) pay, on behalf of the Mortgagor, any costs, fines or penalties imposed on the Mortgagor by any Governmental Authority in connection with such Release or threat of Release of Hazardous Substances in violation of, or potentially requiring clean up under, Environmental Laws; or

          (iv) make any other payment or perform any other act intended to prevent a lien in favor of any Governmental Authority from attaching to the Mortgaged Estate.

Any partial exercise by the Mortgagee of the remedies hereinafter set forth, or any partial undertaking on the part of the Mortgagee to cure the Mortgagor's failure to comply with such Legal Requirements, including Environmental Laws, shall not obligate the Mortgagee to complete the actions taken or require the Mortgagee to expend further sums to cure the Mortgagor's noncompliance; nor shall the exercise of any such remedies operate to place upon the Mortgagee any responsibility for the operation, control, care, management or repair of the Facility or make the Mortgagee the "operator" of the Facility within the meaning of any Environmental Laws. Any amount paid or costs incurred by the Mortgagee as a result of the exercise by the Mortgagee of any of the rights hereinabove set forth, together with interest thereon at the Default Rate from the date paid by the Mortgagee, shall be due and payable by the Mortgagor to the Mortgagee within ten (10) days after demand therefor, and until paid shall be added to and become a part of the Loan Obligations secured hereby; and the Mortgagee, by making any such payment or incurring any such costs, shall be subrogated to any rights of the Mortgagor to seek reimbursement from any third parties, including, without limitation, a predecessor-in-interest to the Mortgagor's title who may be a "responsible party" or otherwise liable under any Environmental Law in connection with any such Release or threat of Release of Hazardous Substances.

     (e) If the Mortgagee has reason to suspect that Remedial Work may be required, the Mortgagee may request that an environmental survey and risk assessment with respect to the Mortgaged Estate be prepared and the Mortgagor agrees to supply, at its cost, such a survey and risk assessment by an independent engineering firm selected by the Mortgagor and satisfactory to the Mortgagee, in form and detail satisfactory to the Mortgagee (including, if the Mortgagee reasonably suspects that Remedial Work may be required, test borings of the ground and chemical analyses of air, water and waste discharges), estimating current liabilities and assessing potential sources of future liabilities of the Mortgagor or any other owner or operator of the Facility under applicable Environmental Laws.

     (f) The Mortgagor agrees to indemnify, reimburse, defend (with counsel satisfactory to Mortgagee at Mortgagee's election), and hold harmless the Mortgagee for, from, and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including, without limitation, interest, penalties, consequential damages, attorneys' fees, disbursements and expenses, and consultants' fees, disbursements and expenses, including costs of Remedial Work, asserted against, resulting to, imposed on, or incurred by the Mortgagee, directly or indirectly, in connection with any of the following:

          (i) events, circumstances, or conditions which are alleged to, or do, form the basis for an Environmental Claim,

          (ii) the presence, Use or Release of Hazardous Substances at, on, in, under or from any Facility which presence, Use or Release requires or could require Remedial Work;

          (iii) any Environmental Claim against Mortgagor, Mortgagee or any Person whose liability for such Environmental Claim the Mortgagor has or may have assumed or retained either contractually or by operation of law; or

          (iv) the breach of any representation, warranty or covenant set forth in Section 4.1(b)(U) and Sections 5.1(D) through 5.1(I), inclusive, of the Loan Agreement.

     The indemnity provided in this Section 2.08(f) shall not be included in any exculpation of the Mortgagor or its partners from personal liability provided in this Mortgage or in any of the other Loan Documents, if any. Further, Mortgagor's obligations under this Section 2.08 shall survive (in perpetuity) the closing and disbursement of the funds evidenced by the Note, payment of the Note, payment and performance of the Loan Obligations, any release, reconveyance, discharge or foreclosure of this Mortgage, conveyance by deed in lieu of foreclosure, and any subsequent conveyance of the Mortgaged Estate. Nothing in this Section 2.08(D) shall be deemed to deprive the Mortgagee of any rights or remedies provided to it elsewhere in this Mortgage or the other Loan Documents or otherwise available to it under law. Mortgagor waives and releases Mortgagee from any rights or defenses Mortgagor may have under common law or Environmental Laws for liability arising or resulting from the presence, Use or Release of Hazardous Substances except to the extent directly and solely caused by the fraud or willful misconduct of Mortgagee.

     Section 2.09. Limitations of Use. The Facility is used exclusively as set forth in Section 3.1(S) of the Loan Agreement and uses ancillary thereto. The Mortgagor shall not, without the prior written consent of the Mortgagee (a) materially change the use of the Facility or (b) initiate, join in or consent to any change in any private restrictive covenant, zoning ordinance or other public or private restrictions limiting or defining the uses that may be made of the Facility or any part thereof, except as may be necessary in connection with the uses permitted pursuant to this Section 2.09. The Mortgagor shall comply with the provisions of all Leases, licenses, agreements and private covenants, conditions and restrictions that at any time are applicable to the Facility.

     Section 2.10. Inspection of the Property. The Mortgagor shall keep adequate records, accounts and books in accordance with GAAP and shall permit the Mortgagee and its authorized representatives to enter the Facility and inspect the Mortgaged Estate and examine the records, accounts and books of the Mortgagor with respect thereto and make copies or extracts thereof, at Mortgagee's cost and expense, all upon reasonable advance notice and at such reasonable times as may be requested by the Mortgagee, subject, however, to the rights of the tenants or occupants of the Facility.

Notwithstanding the foregoing, after the occurrence and continuation of an Event of Default, Mortgagor shall pay any costs and expenses incurred by Mortgagee to examine Mortgagor's records, and accounts relating to the Mortgaged Estate as Mortgagee shall determine to be necessary or appropriate in the protection of Mortgagee's interest.

     Section 2.11. Actions to Protect Mortgaged Estate. If the Mortgagor shall fail to (a) effect the insurance required by Section 2.05 or (b) make the payments required by Section 2.06, the Mortgagee may, without obligation to do so, and upon notice to the Mortgagor (except in an emergency) effect or pay the same. If the Mortgagor shall fail to perform or observe any of its other covenants or agreements hereunder, the Mortgagee may, without obligation to do so, and upon 3O days' prior written notice to the Mortgagor (except in an emergency) effect the same. To the maximum extent permitted by law, all sums, including reasonable attorneys' fees and disbursements, so expended or expended to sustain the lien or estate of this Mortgage or its priority, or to protect or enforce any of the rights hereunder, or to recover any of the Loan Obligations, shall be a lien on the Mortgaged Estate, shall be deemed to be added to the Loan Obligations secured hereby, and shall be paid by the Mortgagor within ten days after demand therefor, together with interest thereon at the Default Rate.

     Section  2.12.  Condemnation.

     (a) Should the Mortgaged Estate or any part thereof be taken or damaged by reason of a Taking, or should the Mortgagor receive any written notice regarding any such proceedings the Mortgagor shall give prompt notice thereof to the Mortgagee.

     (b) The Mortgagee shall be entitled to receive and collect all Condemnation Proceeds, and all such compensation, awards, damages and other payments or relief, together with all rights and causes of action relating thereto or arising out of any Taking, are hereby assigned to the Mortgagee. The Mortgagor shall execute such further assignments of the Condemnation Proceeds as the Mortgagee may from time to time require. Without limiting the generality of the foregoing, following the occurrence of any Taking involving the Mortgaged Estate or any part thereof, the Mortgagor shall give prompt notice thereof to the Mortgagee and shall cause all Condemnation Proceeds payable as a result of such Taking to be paid to the Mortgagee as additional collateral security hereunder subject to the lien of this Mortgage and applied in accordance with
Section  2.12(c).

     (c) Notwithstanding anything to the contrary in subparagraph (b) above, the Mortgagee agrees that the Mortgagee shall make the Condemnation Proceeds (other than Condemnation Proceeds in respect of a temporary Taking, which shall be held and disbursed in accordance with Section 2.12(h) of the Loan Agreement) available to the Mortgagor for the Mortgagor's repair, restoration and replacement of the Improvements, Equipment and Inventory affected by the Taking on the following terms and subject to the Mortgagor's satisfaction of the following conditions:

          (i) At the time of such Taking and at all times thereafter while the Mortgagee is holding any portion of such Condemnation Proceeds, there shall exist no Default or Event of Default;

          (ii) The Improvements, Equipment and Inventory affected by the Taking shall be capable of being restored to their pre-existing condition and utility in all material respects with a value equal to or greater than prior to such Taking and shall be capable of being completed six months prior to the Maturity Date and prior to the expiration of business interruption insurance;

          (iii) The Mortgagor shall demonstrate to the Mortgagee's reasonable satisfaction the Mortgagor's ability to pay the Loan Obligations relating to the Facility coming due during such restoration period;

         (iv) Within 30 days from the date of such Taking the Mortgagor shall have given the Mortgagee a written notice electing to have the Condemnation Proceeds applied for such purpose;

          (v) Within 60 days following the date of notice under the preceding subparagraph (iv) and prior to any Condemnation Proceeds being disbursed to the Mortgagor, the Mortgagor shall have provided to the Mortgagee all of the following:

               (1) if loss or damage exceeds $100,000, complete plans and specifications for restoration, repair and replacement of the Improvements, Equipment and Inventory damaged to the condition, utility and value required by the preceding subparagraph (ii),

               (2) if loss or damage exceeds $100,000, fixed price or guaranteed maximum cost construction contracts for completion of the repair and restoration work in accordance with such plans and specifications,

               (3) if loss or damage exceeds $100,000, builder's risk insurance for the full cost of construction with the Mortgagee named under a standard mortgagee loss payable clause,

               (4) such additional funds (if any) as in the Mortgagee's reasonable opinion are necessary to complete the repair, restoration and replacement, and

               (5) if loss or damage exceeds $100,000, copies of all permits and licenses (if any) necessary to complete the work in accordance with the plans and specifications;

          (vi) If loss or damage exceeds $100,000, the Mortgagee may, at the Mortgagor's expense to the extent such expenses and fees are reasonable, retain an independent inspector to review and approve plans and specifications and completed construction and to approve all requests for disbursement, which approvals shall be conditions precedent to release of the Condemnation Proceeds as work progresses;

          (vii) The Mortgagor shall commence such work within 120 days after such Taking and shall diligently pursue such work to completion;

          (viii) If loss or damage exceeds $100,000, each disbursement by the Mortgagee of such Condemnation Proceeds shall be funded subject to conditions and in accordance with disbursement procedures which a commercial construction lender would typically establish in the exercise of sound banking practices and shall be made only upon receipt of disbursement requests on an AIA G702/703 form (or similar form reasonably approved by the Mortgagee) signed and certified by the Mortgagor and its architect and general contractor with appropriate invoices, lien waivers and any other documents, instruments and items as may be required by the Mortgagee;

          (ix) The Mortgagee shall have a first lien and security interest in all building materials and completed repair and restoration work and in all fixtures and equipment acquired with such Condemnation Proceeds, and the Mortgagor shall execute and deliver such mortgages, deeds of trust, security agreements, financing statements and other instruments as the Mortgagee shall reasonably request to create, evidence, or perfect such lien and security interest; and

          (x) To the extent that condemnation proceeds are not sufficient to pay the cost of restoration, the Mortgagor shall pay the difference to be held by Mortgagee in an interest bearing account, encumbered by this Mortgage and first disbursed prior to condemnation proceeds to pay the cost of restoration.

     (d) In the event and to the extent such Condemnation Proceeds are not required to be made available to Mortgagor to be used for the repair, restoration and replacement of the Improvements, Equipment and Inventory affected by the Taking or in the event the Mortgagor fails to timely make such election or having made such election fails to timely comply with or is otherwise unable to satisfy the terms and conditions set forth herein, upon five Business Days prior notice to the Mortgagor, the Mortgagee shall be entitled without consent from the Mortgagor to apply such Condemnation Proceeds, or the balance thereof, at the Mortgagee's option either (x) to the full or partial payment or prepayment of the Loan Obligations in accordance with Section 2.7 of the Loan Agreement, or (y) to the repair, restoration and/or replacement of all or any part of such Improvements, Equipment and Inventory affected by the Taking.

     (e) Subject to Mortgagee's rights under Section 2.12(d), provided no Event of Default has occurred and the replacement, restoration or repair has been completed in accordance with this Mortgage, any Condemnation Proceeds, available to Mortgagor for replacement, restoration or repair, to the extent not used by Mortgagor in connection with, or to the extent they exceed the cost of, such replacement, restoration or repair, shall be paid to the Mortgagor.

     The Mortgagee shall be entitled at its option to participate in any compromise, adjustment or settlement in connection with any Taking involving an amount in controversy in excess of $100,000, and the Mortgagor shall within ten Business Days after request therefor reimburse the Mortgagee for all reasonable out-of-pocket expenses (including reasonable attorneys' fees and disbursements) incurred by the Mortgagee in connection with such participation. The Mortgagor shall not make any compromise, adjustment or settlement in connection with any such claim in excess of $100,000 without the prior written approval of the Mortgagee.

     Section  2.13.  Leases:  Management  Agreements.

     (a) Mortgagor shall timely perform all of its obligations under the terms and conditions of any Leases (including ground leases) and shall not accept rent therefor in advance for a period of more than one (1) month. Mortgagor represents that there are no Leases or agreements to lease all or any part of the Mortgaged Estate now in effect, except those specifically assigned to Mortgagee by, the various assignments of leases. There is no assignment or pledge of any Rents now in effect, except pursuant to the Assignment of Leases. Mortgagor shall not make any assignment or pledge thereof to anyone other than Mortgagee until the Loan Obligations are paid in full.

     (b) Mortgagor shall not enter into any Material Lease after the date hereof other than the Affiliate Lease (as defined in the Loan Agreement) that does not contain terms to the effect as follows:

          (i) such Lease and the rights of the tenant thereunder (including, without limitation, any options to purchase or rights of first offer or refusal) shall be subject and subordinate to the rights of Mortgagee under and the Lien of this Mortgage and Mortgagee's rights under all Loan Documents, and any renewals, modifications and amendments thereto and thereof,

          (ii) such Lease has been assigned as collateral security by Mortgagor as landlord thereunder to Mortgagee under this Mortgage;

          (iii) in the case of any foreclosure hereunder or the granting of a deed in lieu thereof, the rights and remedies of the tenant in respect of any obligations of any successor landlord thereunder shall be limited to the equity interest of such successor landlord in the Mortgaged Estate and any successor landlord shall in no event and to no extent (1) be liable for any act, omission or default of any prior landlord under the Lease or (2) be required to make or complete any tenant improvements or capital improvements or repair, restore, rebuild or replace the demised premises or any part thereof in the event of damage, casualty or condemnation or (3) be required to pay any amounts to tenant arising under the Lease prior to such successor landlord taking possession;

          (iv) the tenant's obligation to pay rent and any additional rent shall not be subject to any abatement, deduction, counterclaim or setoff as against any mortgagee or purchaser upon the foreclosure of any of the Mortgaged Estate or the giving or granting of a deed in lieu thereof by reason of a landlord default occurring prior to such foreclosure and such mortgagee or purchaser will not be bound by any advance payments of rent in excess of one month or any security deposit unless such security deposit was actually received (or in the case of a letter of credit, was properly transferred in negotiable form);

          (v) the tenant agrees to attorn to Mortgagee or any purchaser of the Mortgaged Estate upon a foreclosure of the Mortgaged Estate or the giving or granting of a deed in lieu thereof, at the option of Mortgagee or such purchaser;

          (vi) the tenant agrees to give notice to Mortgagee of any default by landlord under the Lease and Mortgagee shall have a reasonable time to cure, should Mortgagee so elect, any default of landlord prior to tenant exercising any rights of tenant to terminate or cancel such Lease; and

          (vii) all lease payments shall be due on or before the fifth (5th) day of each calendar month.

     (c) The Mortgagor shall not, without the prior consent of the Mortgagee enter into, amend or terminate any management agreements. The Mortgagor shall diligently perform all terms and covenants of any and all management agreements.

     Section 2.14. Mortgagee Reliance. Mortgagor acknowledges that Mortgagee has examined and relied on the experience of Mortgagor and its partners, shareholders and members (including, without limitation, the direct and indirect legal and beneficial owners of Mortgagor), in owning and operating properties such as the Facility in agreeing to make the Loan, and will continue to rely on Mortgagor and such experience of such persons as a means of maintaining the value of the Facility as security for repayment of the Loan and performance of all of Mortgagor's obligations under the Loan Documents. Mortgagor acknowledges that Mortgagee has a valid interest in maintaining the value of the Mortgaged Estate so as to insure that, should Mortgagor allow a Transfer to occur without Mortgagee's prior written consent, Mortgagee may exercise all of its rights hereunder.

     Section 2.15. No Transfer. Mortgagor shall not and shall not cause, allow, or permit, and shall prevent from occurring, a Transfer, without the prior written consent of Mortgagee, which consent may be withheld or conditioned in Mortgagee's sole and absolute discretion. Consent to any such Transfer by Mortgagee shall not be deemed a waiver of Mortgagee's right to require such consent to any further or future Transfers. In the event of any violation of this Section 2.15, Mortgagee may, at its option, accelerate and declare the outstanding principal amount, unpaid interest, Default Rate interest and any other amounts owing by Mortgagor to be immediately due and payable, without notice or demand, and whether or not Mortgagee shall have commenced any foreclosure proceeding or other action for the enforcement of its rights and remedies under any of the Loan Documents with respect to any, Facility or all or any portion of the Collateral.


     ARTICLE  III
     Assignment  of  Rents,  Issues  and  Profits

     Section 3.01. Assignment of Rents, Issues and Profits. The Mortgagor does hereby absolutely and unconditionally assign to the Mortgagee the Mortgagor's right, title and interest in all current and future Leases and Rents, it being intended by the Mortgagor that this assignment constitutes a present, absolute assignment and not an assignment for additional security only. This Section
3.01 presently gives Mortgagee the right to collect the Rents and to apply the Rents in partial payment of the Note and Loan Obligations. Mortgagor intends that the Rents and Leases be absolutely assigned as provided in this Section
3.01 and that they no longer be, during the term of this Section, property of the Mortgagor or property of the estate of Mortgagor, as defined by 11 U.S.C.
541. If any law exists requiring Mortgagee to take actual possession of the Mortgaged Estate (or some action equivalent to taking possession of the Mortgaged Estate, such as securing the appointment of a receiver) in order for Mortgagee to "perfect" or "activate" the rights and remedies of Mortgagee as provided in this Section, Mortgagor waives the benefit of such law. Such assignment to the Mortgagee shall not be construed to bind the Mortgagee to the performance of any of the covenants, conditions or provisions contained in any such Leases or otherwise impose any obligation upon the Mortgagee and notwithstanding the assignment, Mortgagor shall remain liable for any obligations undertaken by Mortgagor pursuant to any Lease. Mortgagor agrees that, further to evidence and reflect the assignment granted herein, Mortgagor shall execute, acknowledge and deliver to Mortgagee such additional instruments in form and substance reasonably satisfactory to Mortgagee as may hereafter be requested by Mortgagee and shall record such leases or memoranda thereof, and all assignments thereof, all at Mortgagor's expense. Subject to the terms of this Section 3.01 and the Loan Agreement, the Mortgagee grants to the Mortgagor a license, revocable as hereinafter provided, to operate and manage the Mortgaged Estate and to collect and use the Rents subject to the requirements of the Loan Agreement. Upon the occurrence of an Event of Default, the license granted to Mortgagor herein shall, at Mortgagee's election, be revoked by the Mortgagee, and the Mortgagee shall immediately be entitled to possession of all Rents then or thereafter in the Collection Account and in the Cash Collateral Account or wherever they may be and all Rents collected thereafter (including Rents past due and unpaid), whether or not the Mortgagee enters upon or takes control of the Mortgaged Estate. Upon such a revocation of the license granted herein, Mortgagee shall provide Mortgagor with written notice of same. Any Rents collected by the Mortgagor from and after the date on which an Event of Default occurred shall be held by Mortgagor in trust for Mortgagee. The Mortgagee is hereby granted and assigned by the Mortgagor the right, at its option, upon revocation of the license granted herein, to enter upon the Mortgaged Estate in person, by agent or by court appointed receiver to collect Rents with or without taking the actual possession of the Mortgaged Estate or any equivalent action. Any Rents collected after the revocation of the license may be applied by Mortgagee in its sole and absolute discretion toward payment of the Loan Obligations in accordance with Section 2.8 of the Loan Agreement.


     ARTICLE  IV
     Security  Agreement

     Section 4.01. Security Agreement. This Mortgage creates a lien on and a security interest in the Security Interest Property, and shall constitute a security agreement and "fixture filing" under the UCC or other law applicable to the creation of liens on and security interests in personal property and fixtures. As further security for the payment and performance of the Loan Obligations, this Mortgage shall constitute a financing statement under the UCC with the Mortgagor as the "debtor" and the Mortgagee as the "secured party". To the extent permitted by law, Mortgagor hereby authorizes Mortgagee to file financing and continuation statements necessary to continue the lien of and security interest evidenced by this Mortgage with respect to the Security
Interest Property without the signature of Mortgagor, and Mortgagor hereby irrevocably appoints Mortgagee as attorney-in-fact (which appointment shall be deemed coupled with an interest) for the purposes of executing and filing such financing and continuation statements.

     Section 4.02. Rights Upon Default. If an Event of Default occurs, the Mortgagee, in addition to the rights and remedies granted to the Mortgagee by applicable law and this Mortgage, shall have all rights and remedies of a secured party under the UCC, and in addition, Mortgagee shall have all of the rights and remedies of a secured party under a mortgage granted, conferred or permitted by applicable law. Any notice of sale, disposition or other intended action by the Mortgagee with respect to the Mortgagee's rights under the UCC sent to the Mortgagor in accordance with the notice provision hereof at least ten days prior to such action shall constitute reasonable notice to the Mortgagor. The proceeds of any such sale or disposition, or any part thereof, may be applied by the Mortgagee to the payment of the Loan Obligations in accordance with Section 2.8 of the Loan Agreement.

     Section 4.03. Warranties, Representations and Covenants. The Mortgagor hereby warrants, represents and covenants that: (a) the Equipment and Inventory will be kept on or at the Facility and the Mortgagor will not remove nor allow any Equipment or Inventory to be removed from the Facility, except such portions or items of the Equipment or Inventory that are consumed or worn out in ordinary usage, all of which shall be promptly replaced by the Mortgagor, except as otherwise expressly provided in Section 2.07 with respect to Equipment, (b) all covenants and obligations of the Mortgagor contained herein relating to the Mortgaged Estate shall be deemed to apply to the Equipment and Inventory whether or not expressly referred to herein and (c) this Mortgage constitutes a security agreement and "fixture filing" as those terms are used in the UCC. Information relative to the security interest created hereby may be obtained by application to the Mortgagee (secured party). The mailing addresses of the Mortgagor and the Mortgagee are set forth on Page 1.


     ARTICLE  V
     Events  of  Default:  Remedies

     Section 5.01. Events of Default. The term "Event of Default" wherever used in this Mortgage, shall mean any one of the following events: (a) if Mortgagor fails to pay any amount payable hereunder when due and payable; (b) if any representation or warranty made herein shall be false in any material respect as of the date such representation or warranty was made or remade; (c) the occurrence of a default on the part of Mortgagor under any Lease (subject, however, to any applicable notice and cure periods required under the applicable Lease) provided that such default adversely affects the value of the Mortgaged Estate or in any way impairs Mortgagor's ability to perform its obligations under the Loan Documents; (d) the failure of Mortgagor to maintain the insurance required in this Mortgage; (e) if a Transfer shall occur without Mortgagee's prior written consent, which consent may be withheld in Mortgagee's sole and absolute discretion; (f) the occurrence of any "Event of Default" under any of the Loan Documents, including, without limitation, the Loan Agreement; or (g) if Mortgagor shall be in default under any of the other obligations, agreements, undertakings, terms, covenants, provisions or conditions of this Mortgage, not otherwise referred to in this Section 5.01, for ten (10) days after written notice to Mortgagor from Mortgagee, in the case of any default which can be cured by the payment of a sum of money or for thirty (30) days after written notice from Mortgagee, in the case of any other default (unless otherwise provided herein); provided, however, that if such nonmonetary default is susceptible of cure but cannot reasonably be cured within such thirty (30) day period and provided further that Mortgagor shall have commenced to cure such default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such ten (10) day period shall be extended for such time as is reasonably necessary for Mortgagor in the exercise of due diligence to cure such default but in no event shall such period exceed ninety (90) days after the original notice from Mortgagee.

     Section 5.02. Acceleration of Maturity. If an Event of Default shall have occurred, then the entire principal amount of the indebtedness secured hereby with interest accrued thereon shall, at the option of the Mortgagee, become immediately due and payable without notice or demand, time being of the essence; and any omission on the part of the Mortgagee to exercise such option when entitled to do so shall not be considered as a waiver of such right. Mortgagor hereby expressly waives presentment, demand for payment, notice of protest, notice of dishonor, notice of intent to accelerate the maturity of the indebtedness secured hereby and notice of acceleration of the maturity of the indebtedness secured hereby. Notwithstanding anything contained to the contrary herein, the outstanding principal amount, unpaid interest, Default Rate interest, Late Charges, and any other amounts owing by Mortgagor shall be accelerated and immediately due and payable, without any election by Mortgagee upon the occurrence of an Event of Default described in Section 7.1(x) or
Section  7.1  (xi)  of  the  Loan  Agreement.

     Section  5.03.  Default  Remedies.

     (a) If an Event of Default shall have occurred and be continuing, this Mortgage may, to the maximum extent permitted by law, be enforced, and the Mortgagee may exercise any right, power or remedy permitted to it hereunder, under the Loan Agreement, any of the other Loan Documents or by law or in equity, and, without limiting the generality of the foregoing, the Mortgagee may, personally or by its agents, to the maximum extent permitted by law:

          (i) enter into and take possession of the Mortgaged Estate or any part thereof, exclude the Mortgagor and all Persons claiming under the Mortgagor whose claims are junior to this Mortgage, wholly or partly therefrom, and use, operate, manage and control the same either in the name of the Mortgagor or otherwise as the Mortgagee shall deem best, and upon such entry, from time to time at the expense of the Mortgagor and the Mortgaged Estate, make all such repairs, replacements, alterations, additions or improvements to the Facility or any part thereof as the Mortgagee may deem proper and, whether or not the Mortgagee has so entered and taken possession of the Mortgaged Estate or any part thereof, collect and receive all Rents and apply the same to the payment of all expenses that the Mortgagee may be authorized to make under this Mortgage, the remainder to be applied to the payment of the Loan Obligations until the same shall have been repaid in full; if the Mortgagee demands or attempts to take possession of the Mortgaged Estate or any portion thereof in the exercise of any rights hereunder, the Mortgagor shall promptly turn over and deliver complete possession thereof to the Mortgagee; and

          (ii) personally or by agents, with or without entry, if the Mortgagee shall deem it advisable:

          (iii) foreclose on the Mortgaged Estate and pursuant to the procedures prescribed by law as a result thereof, sell the Mortgaged Estate or cause the Mortgaged Estate to be sold at a sale or sales held at such place or places and time or times and upon such notice and otherwise in such manner and in such order as may be required by law, or, in the absence of any such requirements, as the Mortgagee may deem appropriate and from time to time adjourn any such sale by announcement at the time and place specified for such sale or for such adjourned sale without further notice, except such as may be required by law;

          (iv) proceed to protect and enforce its rights under this Mortgage, by suit for specific performance of any covenant contained herein or in the Loan Documents or in aid of the execution of any power granted herein or in the Loan Documents, or for the foreclosure of this Mortgage (as a mortgage or otherwise) and the sale of the Mortgaged Estate under the judgment or decree of a court of competent jurisdiction, or for the enforcement of any other right as the Mortgagee shall deem most effectual for such purpose, provided, that in the event of a sale, by foreclosure or otherwise, of less than all of the Mortgaged Estate, this Mortgage shall continue as a lien on, and security interest in, the remaining portion of the Mortgaged Estate; or

          (v) exercise any or all of the remedies available to a secured party under the UCC, including, without limitation:

               (1) either personally or by means of a court appointed receiver, take possession of all or any of the Security Interest Property and exclude therefrom the Mortgagor and all Persons claiming under the Mortgagor, and thereafter hold, store, use, operate, manage, maintain and control, make repairs, replacements, alterations, additions and improvements to and exercise all rights and powers of the Mortgagor in respect of the Security Interest Property, or any part thereof; if the Mortgagee demands or attempts to take possession of the Security Interest Property in the exercise of any rights hereunder, the Mortgagor shall promptly turn over and deliver complete possession thereof to the Mortgagee;

               (2) without further notice to or demand upon the Mortgagor (except those otherwise required hereby or by the Loan Agreement), make such payments and do such acts as the Mortgagee may deem necessary to protect its security interest in the Security Interest Property, including, without limitation, paying, purchasing, contesting or compromising any encumbrance that is prior to or superior to the security interest granted hereunder, and in exercising any such powers or authority paying all expenses incurred in connection therewith;

               (3) require the Mortgagor to assemble the Security Interest Property or any portion thereof, at a place designated by the Mortgagee and reasonably convenient to both parties, and promptly to deliver the Security Interest Property to the Mortgagee, or an agent or representative designated by the Mortgagee, and its agents and representatives, shall have the right to enter upon the premises and property of the Mortgagor to exercise the Mortgagee's rights hereunder;

               (4) sell, lease or otherwise dispose of the Security Interest Property, with or without having the Security Interest Property at the place of sale, and upon such terms and in such manner as the Mortgagee may determine (and the Mortgagee may be a purchaser at any such sale, provided, however, that Mortgagee may dispose of the Security Interest Property in accordance with the Mortgagee's rights and remedies in respect of the Mortgaged Estate pursuant to the provisions of this Mortgage in lieu of proceeding under the UCC); and

               (5) unless the Security Interest Property is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, the Mortgagee, as the case may be, shall give the Mortgagor at least ten days' prior notice of the time and place of any sale of the Security Interest Property or other intended disposition thereof.

     (b) If an Event of Default shall have occurred, the Mortgagee, to the maximum extent permitted by law, shall be entitled, as a matter of right, to the appointment of a receiver of the Mortgaged Estate, without notice or demand, and without regard to the adequacy of the security for the Loan Obligations or the solvency of the Mortgagor. The Mortgagor hereby irrevocably consents to such appointment and waives notice of any application therefor. Any such receiver or receivers shall have all the usual powers and duties of receivers in like or similar cases and all the powers and duties of the Mortgagee in case of entry and shall continue as such and exercise all such powers until the date of confirmation of sale of the Mortgaged Estate, unless such receivership is sooner terminated.

     (c) In any sale under any provision of this Mortgage or pursuant to any judgment or decree of court, the Mortgaged Estate, to the maximum extent permitted by law, may be sold in one or more parcels or as an entirety and in such order as the Mortgagee may elect, without regard to the right of the Mortgagor or any Person claiming under the Mortgagor to the marshalling of assets. The purchaser at any such sale shall take title to the Mortgaged Estate or the part thereof so sold free and discharged of the estate of the Mortgagor therein, the purchaser being hereby discharged from all liability to see to the application of the purchase money. Upon the completion of any such sale by virtue of this Section 5.03 the Mortgagee shall execute and deliver to the purchaser an appropriate instrument that shall effectively transfer all of the Mortgagor's estate, right, title, interest, property, claim and demand in and to the Mortgaged Estate or portion thereof so sold, but without any covenant or warranty, express or implied. The Mortgagee is hereby irrevocably appointed the attorney-in-fact of the Mortgagor in its name and stead to make all appropriate transfers and deliveries of the Mortgaged Estate or any portions thereof so sold and, for that purpose, the Mortgagee may execute all appropriate instruments of transfer, and may substitute one or more Persons with like power, the Mortgagor hereby ratifying and confirming all that said attorneys or such substitute or substitutes shall lawfully do by virtue hereof. Nevertheless, the Mortgagor shall ratify and confirm, or cause to be ratified and confirmed, any such sale or sales by executing and delivering, or by causing to be executed and delivered to the Mortgagee or to such purchaser or purchasers all such instruments as may be advisable, in the judgment of the Mortgagee, for such purpose, and as may be designated in such request. Any sale or sales made under or by virtue of this Mortgage, to the extent not prohibited by law, shall operate to divest all the estate, right, title, interest, property, claim and demand whatsoever, whether at law or in equity, of the Mortgagor in, to and under the Mortgaged Estate, or any portions thereof so sold, and shall be a perpetual bar both at law and in equity against the Mortgagor and against any and all Persons claiming or who may claim the same, or any part thereof, by, through or under the Mortgagor. The powers and agency herein granted are coupled with an interest and are irrevocable.

     (d) All rights of action under the Loan Documents and this Mortgage may be enforced by the Mortgagee without the possession of the original Loan Documents and without the production thereof at an% trial or other proceeding relative thereto.

     Section  5.04.  Application  of  Proceeds.

     (a) Prior to the occurrence and continuance of an Event of Default, any amounts received or collected by Mortgagee under this Mortgage shall be applied in accordance with Section 2.8 of the Loan Agreement. After the occurrence and continuance of an Event of Default, any amounts received or collected by the Mortgagee under this Mortgage may be applied to any one or more of the following in such order and in such amounts as the Mortgagee may elect in its sole discretion:

          (i) To the payment of all costs, expenses and advances incurred by the Mortgagee, or made by the Mortgagee, in the enforcement of this Mortgage or any of the other Loan Documents, the protection of the Lien and security afforded thereby, and the preservation of the Mortgaged Estate, including, without limitation, all expenses of managing the Facility, including, without limitation, the salaries, fees and wages of any managing agent and such other employees as Mortgagee may deem necessary and all expenses of operating and maintaining the Facility, including, without limitation, all taxes, charges, claims, assessments, water rents, sewer rents and any other liens, and premiums for all insurance which are due and payable and the cost of all alterations, renovations, repairs or replacements, and all costs and expenses incident to taking and retaining possession of the Facility and the enforcement of any of Mortgagee's rights and remedies hereunder; and

          (ii)    To  the  payment  of  the  Loan  Obligations.

     (b) No sale or other disposition of all or any part of the Mortgaged Estate pursuant to Section 5.03 shall be deemed to relieve the Mortgagor of its obligations under the Loan Agreement or any other Loan Document except to the extent the proceeds thereof are applied to the payment of such obligations. If the proceeds of sale, collection or other realization of or upon the Mortgaged Estate are insufficient to cover the costs and expenses of such realization and the payment in full of the Loan Obligations, the Mortgagor shall remain liable for any deficiency subject to Section 7.14 hereof.

     Section 5.05. Right to Sue. The Mortgagee shall have the right from time to time to sue for any sums required to be paid by the Mortgagor under the terms of this Mortgage as the same become due, without regard to whether or not the Loan Obligations shall be, or have become, due and without prejudice to the right of the Mortgagee thereafter to bring any action or proceeding of foreclosure or any other action upon the occurrence and continuance of any Event of Default existing at the time such earlier action was commenced.

     Section 5.06. Powers of the Mortgagee. The Mortgagee may at any time or from time to time renew or extend this Mortgage or (with the agreement of the Mortgagor) alter or modify the same in any way, or waive any of the terms, covenants or conditions hereof or thereof, in whole or in part, and may release or reconvey any portion of the Mortgaged Estate or any other security, and grant such extensions and indulgences in relation to the Loan Obligations, or release any Person liable therefor as the Mortgagee may determine without the consent of any junior lienor or encumbrancer, without any obligation to give notice of any kind thereto, without in any manner affecting the priority of the lien and estate of this Mortgage on or in any part of the Mortgaged Estate, and without affecting the liability of any other Person liable for any of the Loan Obligations.

     Section  5.07.  Remedies  Cumulative.

     (a) No right or remedy herein conferred upon or reserved to the Mortgagee is intended to be exclusive of any other right or remedy, and each and every right and remedy shall be cumulative and in addition to any other right or remedy under this Mortgage, or under applicable law, whether now or hereafter existing; the failure of the Mortgagee to insist at any time upon the strict observance or performance of any of the provisions of this Mortgage or to exercise any right or remedy provided for herein or under applicable law, shall not impair any such right or remedy nor be construed as a waiver or relinquishment thereof.

     (b) To the fullest extent permitted by applicable law, the Mortgagee shall each be entitled to enforce payment and performance of any of the obligations of the Mortgagor and to exercise all rights and powers under this Mortgage or under any Loan Document or any laws now or hereafter in force, notwithstanding that some or all of the Loan Obligations may now or hereafter be otherwise secured, whether by mortgage, deed of trust, pledge, lien, assignment or otherwise; neither the acceptance of this Mortgage nor its enforcement, whether by court action or pursuant to the power of sale or other powers herein contained, shall prejudice or in any manner affect the Mortgagee's right to realize upon or enforce any other security now or hereafter held by the Mortgagee, it being stipulated that the Mortgagee shall be entitled to enforce this Mortgage and any other security now or hereafter held by the Mortgagee in such order and manner as the Mortgagee, in its sole discretion, may determine; every power or remedy given by the Loan Agreement, this Mortgage or any of the other Loan Documents to the Mortgagee, or to which the Mortgagee is otherwise entitled, may be exercised, concurrently or independently, from time to time and as often as may be deemed expedient by the Mortgagee, and the Mortgagee may pursue inconsistent remedies.

     Section 5.08. Waiver of Stay, Extension Moratorium Laws: Equity of Redemption. To the maximum extent permitted by law, the Mortgagor shall not at any time insist upon, or plead, or in any manner whatever claim or take any benefit or advantage of any applicable present or future stay, extension or moratorium law, that may affect observance or performance of the provisions of this Mortgage; nor claim, take or insist upon any benefit or advantage of any present or future law providing for the valuation or appraisal of the Mortgaged Estate or any portion thereof prior to any sale or sales thereof that may be made under or by virtue of Section 5.03; and the Mortgagor, to the extent that it lawfully may, hereby waives all benefit or advantage of any such law or laws. The Mortgagor, for itself and all who may claim under it, hereby waives, to the maximum extent permitted by applicable law, any and all rights and equities of redemption from sale under the power of sale created hereunder or from sale under any foreclosure of this Mortgage and (if an Event of Default shall have occurred) all notice or notices of seizure, and all right to have the Mortgaged Estate marshalled upon any foreclosure hereof. The Mortgagee shall not be obligated to pursue or exhaust its rights or remedies as against any other part of the Mortgaged Estate and the Mortgagor hereby waives any right or claim of right to have the Mortgagee proceed in any particular order.

     Section 5.09. Waiver of Homestead. The Mortgagor hereby waives and renounces all homestead and exemption rights provided for by the Constitution and the laws of the United States and of any state, in and to the Mortgaged Estate as against the collection of the Loan Obligations, or any part thereof.

     Section 5.10. Discontinuance of Proceedings. In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, power of sale, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Mortgagee, then in every such case, the Mortgagee shall be restored to its former positions and rights hereunder, and all rights, powers and remedies of the Mortgagee shall continue as if no such proceedings had occurred.

     ARTICLE  VI
     Miscellaneous

     Section 6.01. Reconveyance by Mortgagee. Upon payment in full of the Loan Obligations, the Mortgagee shall release the lien of this Mortgage, or upon the request of the Mortgagor, and at the Mortgagor's expense, assign this Mortgage without recourse to the Mortgagor's designee, or to the Person or Persons legally entitled thereto, by an instrument duly acknowledged in form for recording.

     Section 6.02. Notices. All notices, demands, consents, requests or other communications that are permitted or required to be given by any party to the other hereunder shall be in writing and given in the manner specified in Section
8.06  of  the  Loan  Agreement.

     Section 6.03. Amendments, Waivers, etc. This Mortgage cannot be modified, changed or discharged except by an agreement in writing, duly acknowledged in form for recording, signed by the Mortgagor and the Mortgagee.

     Section 6.04. Successors and Assigns. This Mortgage applies to, inures to the benefit of and binds the Mortgagor, the Mortgagee and the Mortgagee and their respective successors and assigns and shall run with the Land.

     Section 6.05. Captions. The captions or headings at the beginning of each Article and Section hereof are for the convenience of the parties hereto and are not a part of this Mortgage.

     Section 6.06. Severability. If any term or provision of this Mortgage or the application thereof to any Person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Mortgage, or the application of such term or provision to Persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term and provision of this Mortgage shall be valid and enforceable to the maximum extent permitted by law. If any portion of the Loan Obligations shall for any reason not be secured by a valid and enforceable lien upon any part of the Mortgaged Estate, then any payments made in respect of the Loan Obligations (whether voluntary or under foreclosure or other enforcement action or procedure or otherwise) shall, for purposes of this Mortgage (except to the extent otherwise required by applicable law) be deemed to be made (a) first, in respect of the portion of the Loan Obligations not secured by the lien of this Mortgage, (b) second, in respect of the portion of the Loan Obligations secured by the lien of this Mortgage, but which lien is on less than all of the Mortgaged Estate, and
(c) last, to the portion of the Loan Obligations secured by the lien of this Mortgage, and which lien is on all of the Mortgaged Estate.

     Section 6.07. Indemnity, Expenses. Except for actions by the Mortgagor against the Mortgagee where the Mortgagor is the successful party, the Mortgagor will pay or reimburse the Mortgagee for all reasonable attorneys' fees, costs and expenses incurred by the Mortgagee in any suit, action, legal proceeding or dispute of any kind in which the Mortgagee is made a party or appears as party plaintiff or defendant, affecting the Loan Obligations, this Mortgage or the interest created herein, or the Mortgaged Estate, or any appeal thereof, including, but not limited to, activities related to enforcement of the remedies of Mortgagee, activities related to protection of Mortgagee's collateral, any foreclosure action or exercise of the power of sale, any action commenced under
Section 503(a)(iii), any condemnation action involving the Mortgaged Estate or any action to protect the security hereof, any bankruptcy or other insolvency proceeding commenced by or against the Mortgagor, or any lessee of the Mortgaged Estate (or any part thereof, and any such amounts paid or incurred by the Mortgagee shall be added to the Loan Obligations and shall be secured by this Mortgage. The Mortgagor will indemnify, defend and hold each of the Mortgagee harmless from and against all claims, damages, and expenses, including reasonable attorneys' fees and court costs, resulting from any action by a third party against the Mortgagee relating to this Mortgage or the interest created herein, or the Mortgaged Estate, including, but not limited to, any action or proceeding claiming loss, damage or injury to person or property, or any action or proceeding claiming a violation of or liability under any Legal Requirements, including applicable Environmental Laws, provided the Mortgagor shall not be required to indemnify the Mortgagee for matters to the extent caused by willful misconduct or fraud by either of them, respectively. The Mortgagor acknowledges that it has undertaken the obligation to pay all intangibles taxes and documentary taxes now or hereafter due in connection with the@ Loan Obligations and the Loan Documents, and the Mortgagor agrees to indemnify and hold the Mortgagee harmless from any intangibles taxes and documentary stamp taxes, and any interest or penalties, which the Mortgagee may hereafter be required to pay in connection with the Loan Obligations or Loan Documents. The agreements of this Section 6.07 shall expressly survive in perpetuity satisfaction of this Mortgage and repayment of the Loan Obligations, any release, reconveyance, discharge or foreclosure of this Mortgage, conveyance by deed in lieu of foreclosure, sale, and any subsequent transfer by Mortgagee's conveyance of the Mortgaged Estate.

     Section 6.08. Estoppel Certificates. The Mortgagor and the Mortgagee each hereby agree at any time and from time to time upon not less than fifteen (15) days prior written notice from the other party to execute, acknowledge and deliver to the party specified in such notice, a statement, in writing, certifying that this Mortgage is unmodified and in full force and effect (or if there have been modifications, that the same, as modified, is in full force and effect and stating the modifications hereto), and stating whether or not, to the best knowledge of such certifying party, any Default or Event of Default has occurred, and, if so, specifying each such Default or Event of Default;
provided, however, that it shall be a condition precedent to the Mortgagee's obligation to deliver the statement pursuant to this Section 6.08, that the Mortgagee shall have received, together with the Mortgagor's request for such statement, an Officer's Certificate stating that no Default or Event of Default exists as of the date of such certificate (or specifying such Default or Event of Default).

     Section 6.09. Applicable Law. This Mortgage shall be governed by and construed in accordance with the laws of the State of Pennsylvania, but where not permitted or applicable, then by the laws of the State in which the Facility is located.

     Section 6.10. Limitation of Interest. It is the intention of Mortgagor and Mortgagee to conform strictly to applicable usury laws. Accordingly, if the transactions contemplated hereby would be usurious under applicable law, then, in that event, notwithstanding anything to the contrary in any Loan Document, it is agreed as follows: (i) the aggregate of all consideration which constitutes interest under applicable law that is taken, reserved, contracted for, charged or received under any Loan Document or otherwise in connection with the Loan shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited to principal by Mortgagee (or if the Loan shall have been paid in full, refunded to Mortgagor); and (ii) in the event that maturity of the Loan is accelerated by reason of an election by Mortgagee resulting from any default hereunder or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest may never include more than the maximum amount of interest allowed by applicable law, and any interest in excess of the maximum amount of interest allowed by applicable law, if any, provided for in the Loan Documents or otherwise shall be cancelled automatically as of the date of such acceleration or prepayment and, if theretofore prepaid, shall be credited to principal (or if the principal portion of the Loan and any other amounts not constituting interest shall have been paid in full, refunded to Mortgagor.)

     In determining whether or not the interest paid or payable under any specific contingency exceeds the maximum amount allowed by applicable law, Mortgagee shall, to the maximum extent permitted under applicable law (a) exclude voluntary prepayments and the effects thereof, and (b) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Loan so that the interest rate is uniform throughout the entire term of the Loan; provided, that if the Loan is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the maximum amount allowed by applicable law, Mortgagee shall refund to Mortgagor the amount of such excess, and in such event, Mortgagee shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the maximum amount allowed by applicable law.

     Section 6.11. Assignment. The Mortgagee shall have the right to assign this Mortgage and the obligations hereunder to any Person in accordance with the Loan Agreement. All references to "Mortgagee" hereunder shall be deemed to include the assigns of the Mortgagee.

     Section 6.12. Time of the Essence. Time is of the essence with respect to each and every covenant, agreement and obligation of the Mortgagor under this Mortgage, the Note and all other Loan Documents.

     SECTION 6.13. WAIVER OF JURY TRIAL. THE MORTGAGOR AND MORTGAGEE HEREBY WAIVE ANY RIGHT THAT EITHER OF THEM MAY HAVE TO A TRIAL BY JURY ON ANY CLAIM, COUNTERCLAIM, SETOFF, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING OUT OF OR IN EITHER WAY RELATED TO THIS MORTGAGE OR THE LOAN, OR (B) IN ANY WAY CONNECTED
WITH OR PERTAINING OR RELATED TO OR INCIDENTAL TO ANY DEALINGS OF MORTGAGOR AND/OR THE MORTGAGEE WITH RESPECT TO THE LOAN DOCUMENTS OR IN CONNECTION WITH THIS MORTGAGE OR THE EXERCISE OF ANY PARTY'S RIGHTS AND REMEDIES UNDER THIS MORTGAGE OR OTHERWISE, OR THE CONDUCT OR THE RELATIONSHIP OF THE PARTIES HERETO, IN ALL OF THE FOREGOING CASES WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH OF THE MORTGAGOR AND THE MORTGAGEE AGREE THAT THE OTHER MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED AGREEMENT OF THE MORTGAGOR AND MORTGAGEE IRREVOCABLY TO WAIVE ITS RIGHTS TO TRIAL BY JURY AS AN INDUCEMENT OF THE MORTGAGEE TO MAKE THE LOAN, AND THAT, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY DISPUTE OR CONTROVERSY WHATSOEVER (WHETHER OR NOT MODIFIED HEREIN) BETWEEN THE MORTGAGOR AND THE MORTGAGEE SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

     Section  6.14    Intentionally  Deleted.

     Section 6.15. Exhibits. The information set forth on the cover, heading and recitals hereof, and the Exhibits attached hereto, are hereby incorporated herein as a part of this Mortgage with the same effect as if set forth in the body hereof.

     Section 6.16 CONFESSION OF JUDGMENT. FOR THE PURPOSE OF OBTAINING POSSESSION OF THE MORTGAGED PREMISES FOLLOWING ANY DEFAULT HEREUNDER OR UNDER ANY OF THE LIABILITIES, MORTGAGOR IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OF RECORD, OR THE PROTHONOTARY, CLERK OR SIMILAR OFFICER, OF ANY COURT IN THE COMMONWEALTH OF PENNSYLVANIA OR ELSEWHERE, AS ATTORNEY FOR MORTGAGOR, AS WELL AS FOR THE PERSONS CLAIMING UNDER, BY, OR THROUGH MORTGAGOR, TO SIGN AN AGREEMENT FOR ENTERING THEREIN AN APPROPRIATE ACTION IN EJECTMENT FOR POSSESSION OF THE MORTGAGED PREMISES (WITHOUT THE NECESSITY OF FILING ANY BOND AND WITHOUT ANY STAY OF EXECUTION OR APPEAL) AGAINST MORTGAGOR AND ALL PERSONS CLAIMING UNDER, BY, OR THROUGH MORTGAGOR, AND THEREIN CONFESS JUDGMENT FOR THE RECOVERY BY MORTGAGEE OF POSSESSION OF THE MORTGAGED PREMISES FOR WHICH THIS INSTRUMENT (OR A COPY THEREOF VERIFIED BY AFFIDAVIT) SHALL BE A SUFFICIENT WARRANT;
WHEREUPON A WRIT OF POSSESSION OF THE MORTGAGED PREMISES MAY BE ISSUED FORTHWITH, WITHOUT ANY PRIOR WRIT OR PROCEEDING WHATSOEVER, MORTGAGOR HEREBY RELEASING AND AGREEING TO RELEASE MORTGAGEE AND ANY SUCH ATTORNEY FROM ALL PROCEDURAL ERRORS AND DEFECTS WHATSOEVER IN ENTERING SUCH ACTION OR JUDGMENT OR IN CAUSING SUCH WRIT OR PROCESS TO BE ISSUED OR IN ANY PROCEEDING THEREON OR CONCERNING THE SAME, PROVIDED THAT MORTGAGEE SHALL HAVE FILED IN SUCH ACTION AN AFFIDAVIT MADE ON MORTGAGEE'S BEHALF SETTING FORTH THE FACTS NECESSARY TO AUTHORIZE THE ENTRY OF SUCH JUDGMENT ACCORDING TO THE TERMS OF THIS INSTRUMENT, OF WHICH FACTS SUCH AFFIDAVIT SHALL BE PRIMA FACIE EVIDENCE. IT IS HEREBY EXPRESSLY AGREED THAT IF FOR ANY REASON AFTER ANY SUCH ACTION HAS BEEN COMMENCED, THE SAME SHALL BE DISCONTINUED, MARKED SATISFIED OF RECORD, OR TERMINATED, OR POSSESSION OF THE MORTGAGED PREMISES REMAIN IN OR BE RESTORED TO MORTGAGOR OR ANYONE CLAIMING UNDER, BY, OR THROUGH MORTGAGOR, MORTGAGEE MAY, WHEREVER AND AS OFTEN AS MORTGAGEE SHALL HAVE THE RIGHT TO TAKE POSSESSION AGAIN OF THE MORTGAGED PREMISES, BRING ONE OR MORE FURTHER ACT IONS IN THE MANNER HEREINBEFORE SET FORTH TO RECOVER POSSESSION OF THE MORTGAGED PREMISES AND TO CONFESS JUDGMENT THEREIN AS HEREINABOVE PROVIDED, AND THE AUTHORITY AND POWER ABOVE GIVEN TO ANY SUCH ATTORNEY SHALL EXTEND TO ALL SUCH FURTHER ACTIONS IN EJECTMENT AND CONFESSION OF JUDGMENT THEREIN AS HEREINABOVE PROVIDED, WHETHER BEFORE OR AFTER AN ACTION OF MORTGAGE FORECLOSURE IS BROUGHT OR OTHER
PROCEEDINGS IN EXECUTION ARE INSTITUTED UPON THIS MORTGAGE OR UPON A,NY INSTRUMENT THEN EVIDENCING ANY OF THE LIABILITIES, AND AFTER JUDGMENT THEREON OR THEREIN AND AFTER A JUDICIAL SALE OF THE MORTGAGED PREMISES.

     Section  6.17  Open-End  Mortgage.

     (a) This is an Open-End Mortgage securing future advances pursuant to 42 Pa. C.S.A. 8143. WITHOUT LIMITING ANY OTHER PROVISION OF THIS MORTGAGE, THIS MORTGAGE SECURES UNPAID BALANCES OF ADVANCES MADE, WITH RESPECT TO MORTGAGED ESTATE, FOR THE PAYMENT OF TAXES, ASSESSMENTS, MAINTENANCE CHARGES, INSURANCE PREMIUMS OR COSTS INCURRED FOR THE PROTECTION OF THE MORTGAGED PROPERTY OR THE LIEN OF THE MORTGAGE, OR EXPENSES INCURRED BY THE MORTGAGEE BY REASON OF DEFAULT BY THE MORTGAGOR UNDER THE MORTGAGE, AND TO ENABLE COMPLETION OF THE IMPROVEMENTS FOR WHICH THE LOAN WAS ORIGINALLY MADE. SUCH ADVANCES INCLUDE, WITHOUT LIMITATION, ALL ADVANCES MADE AS PROVIDED IN THE LOAN DOCUMENTS. The receipt by Mortgagee of written notice either from Mortgagor or another party, purportedly sent to terminate, limit, or restrict future advances whether or not such notice is sent pursuant to the provisions of 42 Pa. C.S.A. 8143(b) or 8143(c) and whether or not such notice is effective thereunder, shall be an Event of Default hereunder without the benefit of notice or a cure period for Mortgagor.

     (b) Obligatory Advances. If the Loan Documents provide that any advances ("Mortgagee Advances") of Loan proceeds shall be made upon completion by Mortgagor of certain performance obligations under the Loan Documents (including, without limitation, compliance with the terms of the Loan Documents such that no Event of Default shall have occurred), such Mortgagee Advances shall be and be deemed "obligatory advances" solely for the purpose of the application of the obligatory advance doctrine to confirm the lien priority of Mortgagee Advances actually made by Mortgagee whether such Mortgagee Advances are initially either (1) advanced by Mortgagee into an escrow subject to Mortgagee's control or (2) retained by Mortgagee. Mortgagee may further condition Mortgagee Advances upon receipt by Mortgagee of a declaratory judgment, opinion of counsel, or title endorsement satisfactory to Mortgagee confirming that Mortgagee Advances shall have the same lien priority as the earliest lien priority of the Mortgage, if Mortgagee has received notice of either (1) a lien or encumbrance on the Mortgaged Estate which is subordinate to the lien of the Mortgage, or (2) labor performed or to be performed or materials furnished or to be furnished for any part of the Mortgaged Estate, or (3) Mortgagor's limitation of the loan amount.

     Section 6.18 Commercial Loan and Purchase Money Mortgage. Mortgagor represents and warrants that the loans or other financial accommodations included as obligations secured by this Mortgage were obtained solely for the purpose of carrying on or acquiring a business or commercial investment and not for residential, consumer or household purposes.

     Section 6.19 Industrial Plant Mortgage. This Mortgage is intended to be an industrial plant mortgage within the broadest interpretation of the "industrial plant mortgage doctrine" under the laws of the Commonwealth of Pennsylvania.

     Section 6.20 Release Provisions. Mortgagor shall have the right to have released the 5 acre parcel described in the survey of the Facility prepared by Barton & Martin, dated January 21, 1997, revised January 29, 1997, and identified as "area to be subdivided" (the "Release Parcel") from the lien of the Mortgage, upon its sale to an entity or person, subject to the conditions set forth below being satisfied in advance at no cost to Mortgagee:

     (a) Delivery to the Mortgagee at least 20 days prior to the date of the proposed release, of a statement indicating the date on which the release is intended to be effected, which statement will advise (i) when title to the parcel is to be conveyed; (ii) the name of the proposed grantee;

     (b) Together with the statement required by clause (a) above, delivery to Mortgagee, with both form and content satisfactory to Mortgagee, of (i) a survey if certified (or to be certified) to Mortgagee, showing the parcel to be released and the balance of the Facility not released ("Unreleased Parcel");
(ii) legal descriptions of the Release Parcel and of the Unreleased Parcel, and Mortgagee's satisfaction therewith; (iii) a plot of the Release Parcel showing site and building integration with the adjoining improvements and parking layout; (iv) copy of the approved subdivision of such Release Parcel and Unreleased Parcel, and (v) a legal opinion satisfactory to Mortgagee that subdivision of the Release parcel and Unreleased Parcel has been duly approved and is in effect beyond any applicable appeal periods;

     (c) That no Default or Events of Default exist at the time such release is requested and granted;

     (d) Mortgagee shall receive an endorsement to the policy of mortgagee title insurance held by Mortgagee (i) confirming no change in the priority of the insured lien on the Unreleased Parcel or the amount of such insurance or the coverage thereunder, (ii) consenting to such release, (iii) waiving any defense resulting therefrom and (iv) to the extent of the value of such Release Parcel, waiving any right of subrogation under such policy:

     (e) Delivery to Mortgagee of the consent to such release by all other holders of Permitted Encumbrances or other liens, if any, upon the premises subject to the Mortgage including, without limitation, the holder of the Right of First Refusal, if applicable;

     (f) Confirmation of application for a separate tax assessment for the Release Parcel, from other property owned by Mortgagor, that the Release Parcel and Unreleased Parcel each shall constitute a separate tax parcel and the policy or policies of mortgagee title insurance shall confirm the same, and, further, that said parcels shall each conform to and be in compliance with all federal, state and local laws and regulations, including without limitation, all subdivision, zoning and environmental requirements;

     (g) If Mortgagee so requires, Mortgagor shall also obtain, at Mortgagor's expense, such independent easements as Mortgagee may require to provide for continued connection to and for the benefit of the Unreleased Parcel of public water, sewer, gas and electric and other public facilities and for ingress and egress; and further that the Mortgage shall be supplemented, in each case, by a recordable instrument so that such easements benefiting the Unreleased Parcel shall be subjected to the first and prior lien of the Mortgage and the aforesaid policy of mortgagee title insurance shall be endorsed, at Mortgagor's expense, to also insure that the lien of the Mortgage, as supplemented, is also a first and prior lien on such easements.

     (h) Net proceeds paid to Mortgagee from the sale of the Release Parcel shall be no less than $940,000 or such higher amount equal to the full consideration paid by the purchaser, less customary closing costs approved by Mortgagee and shall be used to prepay the Loan Obligations. It is further understood that all costs and expense of such release shall be borne by Mortgagor, and Mortgagee shall incur no liability or obligation therefor.

     (i) Mortgagee recognizes that Mortgagor shall have the right to request additional releases from the lien of the Mortgage provided however, that Mortgagee shall have no obligation to consider or approve any such release unless Mortgagee elects in Mortgagee's sole discretion.

     Section 6.21 Receivables. Notwithstanding anything contained herein to the contrary, nothing in this Mortgage shall grant to Mortgagee a security interest in any receivables in which a security interest may not be granted to Mortgagee pursuant to the terms of the Receivables Purchase Agreement and Mortgagee's security interest in receivables from Medicare reimbursements shall be subordinate to the Receivables Purchase Agreement, defined in the Loan Agreement.

     Section 6.22 Conflict. In the event of conflict of terms between the Loan Agreement and this Mortgage, the terms of the Loan Agreement shall control and prevail, including without limitation, liabilities and encumbrances which are permitted.

     IN WITNESS WHEREOF, this Mortgage has been duly executed by the Mortgagor as of the day and year first above written.

Signed,  Sealed  and  Delivered                       CORECARE BEHAVIORAL HEALTH
in  the  presence  of:                                         MANAGEMENT, INC.,
                                   a  Pennsylvania  corporation

                                   By:
SIGNATURE                                                     ROSE S. DIOTTAVIO,
                                        Its  President
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED

                                   Attest:                             SIGNATURE
RICHARD  C.  BEATTY,
                                        Its  Secretary
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED                                        (SEAL)

COMMONWEALTH  OF  PENNSYLVANIA          :
                                   :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that ROSE S. DIOTTAVIO personally appeared before me this day and acknowledged that she is the President of CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by her in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.


                                   NOTARY  PUBLIC

                                        [Stamp  or  Seal]
My  Commission  Expires:



The  address  of  the  within-Mortgagee  is:

Suite  904  City  Center
100  Second  Avenue  South
St.  Petersburg,  Florida  33701
Attention:    Fred  S.  Razook,  Jr.


on  behalf  of  Mortgagee

COMMONWEALTH  OF  PENNSYLVANIA          :
                                   :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that RICHARD C. BEATTY personally appeared before me this day and acknowledged that he is the Secretary of CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by him in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.



                                   NOTARY  PUBLIC

                                        [Stamp  or  Seal]
My  Commission  Expires:




     44
     44

     EXHIBIT  A


     ALL THAT CERTAIN lot or piece of ground with the buildings and improvements thereon erected SITUATE in the 44th Ward of the City of Philadelphia and described in accordance with a plan of property prepared by Barton and Martin
Engineers  dated  January  21,  1997.

     BEGINNING at a point of intersection of the Northerly side of Market Street (100 feet wide) with the Easterly side of 49th Street (100 feet wide); thence from said point of beginning extending along the Easterly side of Forty-ninth Street North 05 degrees 05 minutes 31 seconds West One thousand five hundred and Nine hundred thirty-seven thousandths feet to a point of curve; thence along the same curving to the right with the radius of Twenty-one and Seventy-five hundredths feet the distance of Forty-six and Six hundred sixty-six thousandths feet to the Southerly side of Haverford Avenue (80 feet wide); thence extending along the Southerly side of said Haverford Avenue South 62 degrees 09 minutes
33.94 seconds East Nine hundred seventy-one and Nine hundred forty-eight thousandths feet to an angle point in the said Haverford Avenue; thence continuing along the Southerly side of Haverford Avenue South 78 degrees 50 minutes 30.25 seconds East Seventeen and Thirty-six thousandths feet to the Westerly side of Forty-eighth Street (80 feet wide); thence extending along the Westerly side of Forty-eighth Street South 12 degrees 00 minutes 40.75 seconds West One thousand One hundred eighty-seven and Six hundred Eighty-five thousandths feet to the Northerly side of Market Street; thence extending along the Northerly side of said Market Street North 78 degrees 59 minutes 00 seconds West Five hundred thirty-seven and Five hundred eight thousandths feet to the first mentioned point and place of beginning.

Property  Address:                    4865  Market  Street

Registry  Number:                    60  N  11-172

BRT  Tax  Number:                    77-4-019000

Ward:                                        44th

BEING the same premises which The Contributors To The Pennsylvania Hospital, a Pennsylvania nonprofit corporation by Deed dated 2/26/1997 and recorded 2/27/1997 in the County of Philadelphia in Deed Book JTD 241 page 588, conveyed unto Corecare Behavioral Health Management, Inc., a Pennsylvania corporation, in fee.




EXHIBIT 6.16


     LOAN  AGREEMENT

     THIS LOAN AGREEMENT, made as of February 24, 1998, is by and among WRH MORTGAGE, INC., a Florida corporation, having and address at Suite 904, City Center, 100 Second Avenue South, St. Petersburg, Florida 33701, Attention:
Fred S. Razook, Jr., Telefax Number (813)895-8805 (together with its successors and assigns, "Lender"), CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, having an address at 940 West Valley Road, Suite 2102, Wayne, Pennsylvania 19087, Attention: Thomas Fleming, Telefax Number: (610) 254-0265 (215) 836-0128 (the "Borrower"), and CORECARE REALTY CORP, a Pennsylvania corporation, having an address at 940 West Valley Road, Suite 2102, Wayne, Pennsylvania 19087, Attention: Thomas Fleming, Telefax Number: (610) 254-0265 (the "Sublandlord Contributor").


     RECITALS

     WHEREAS, Borrower desires to obtain a loan (the "Loan") from Lender in the principal amount of $13,000,000 (the "Loan Amount"); and

     WHEREAS, Lender is willing to make the Loan on the condition that Borrower joins in the execution and delivery of this Agreement which shall establish the terms and conditions of the Loan.

     NOW, THEREFORE, in consideration of the making of the Loan by Lender and the covenants, agreements, representations and warranties set forth in this Agreement, the parties hereby covenant, agree, represent and warrant as follows:


     ARTICLE  I

     CERTAIN  DEFINITIONS

     Section  1.1.      Definitions.    For  all  purposes  of  this  Agreement:

     (a) the capitalized terms defined in this Article I have the meanings assigned to them in this Article 1, and include the plural as well as the singular;

     (b) all accounting terms have the meanings assigned to them in accordance with GAAP;

     (c) the words "herein", "hereof", and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other subdivision; and

     (d)          the  following  terms  have  the  following  meanings:

     "Account  Collateral"  has  the  meaning  provided  in  Section  2.13(a).

     "Accounts" means all of Borrower's "accounts" as such term is defined in the UCC, and, to the extent not included in such definition, all rights to payment for goods sold or leased or for services rendered arising from the ownership or operation of the Facility and not evidenced by an Instrument, including, without limitation, all rights to payment from the Medicare and Medicaid programs or similar state or federal programs, boards, bureaus or agencies and rights to payment from patients or private insurers insuring patient obligations, all accounts and accounts receivable arising from the ownership or operation of the Facility, now existing or hereafter coming into existence, and all proceeds thereof (whether cash or non-cash, moveable or immovable, tangible or intangible), received from the sale, exchange, transfer, collection or other disposition or substitution thereof.

     "Affiliate" of any specified Person means any other Person controlling, controlled by or under common control with such specified Person. For the purposes of this Agreement, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other beneficial interests, by contract or otherwise; and the terms "controls", "controlling" and "controlled" have the meanings correlative to the foregoing.

     "Affiliate Lease" means the Lease executed and delivered by Borrower, as landlord, and Sublandlord Contributor as tenant, executed as of February 26, 1997, as amended on or about the date hereof, for its portion of the Facility identified therein as being leased thereunder.

     "Agreement" means this Loan Agreement, as the same may from time to time hereafter be modified, supplemented or amended.

     "Amounts Paid" means, with respect to any date, an amount equal to the sum of (1) the aggregate amount of the Base Payments for all periods paid by Borrower to Lender prior to, but not including,, such date and (2) the Closing Date Fee.

     "Annual Operating, Budget" means an annual budget for the operations of the Facility (broken down on a month-by-month basis) prepared, and submitted by Borrower to Lender (i) prior to the Closing Date, for the period of time commencing on the Closing Date to and including the last day of the calendar year in which the Closing Date occurs and (ii) on each December 1, for each succeeding calendar year, all in form and substance reasonably satisfactory to Lender and as reasonably approved by Lender, as the same shall be amended by Borrower from time to time, with Lender's written consent. Lender's approval shall be deemed given if Lender does not respond to Borrower's proposed budget within thirty (30) days of Lender's receipt thereof.

     "Appraisals" means the appraisals, if any, with respect to the Facility delivered to Lender in connection with the Loan and any more recent appraisal of any Facility delivered to Lender or Lender's servicer, as applicable, each made by an Appraiser at the request of Borrower or Lender, as any of the same may be updated by recertification from time to time (and pursuant to the terms of this Agreement) by the Appraiser performing such Appraisal.

     "Appraiser" means any Independent appraiser selected by Borrower (and reasonably satisfactory to Lender) who is (i) a member of the Appraisal Institute with a national practice and who has at least ten years experience with real estate of the same type and in the geographic area of the Facility to be appraised or (ii) otherwise acceptable to Lender.

     "Appurtenant  Rights"  has  the  meaning  set  forth  in  the  Mortgage.

     "Assignment of Leases" means, with respect to the Facility, a first priority Assignment of Leases and Rents, in form and substance satisfactory to Lender in Lender's sole discretion, dated as of the Closing Date, from Borrower, as assignor, to Lender, as assignee, assigning to Lender Borrower's interest in and to the Leases and the Rents with respect to the Facility as security for the Loan, as the same may thereafter from time to time be supplemented, amended, modified or extended by one or more written agreements supplemental thereto.

     "Base  Payment"  has  the  meaning  provided  in  Section  2.5(b)

     "Basic Carrying Costs" means the following costs with respect to the Facility (i) real property taxes, assessments and Impositions (including without limitation any payments due under any ground lease and any ground rents) applicable to the Facility, and (ii) insurance premiums for policies of insurance required or permitted to be maintained by Borrower pursuant to this Agreement or the other Loan Documents.

     "Basic Carrying Costs Monthly Installment" means, with respect to the Facility, Lender's reasonable and good faith estimate of the monthly amount of the Basic Carrying Costs necessary to assure that funds are reserved in sufficient amounts to enable the payment of all Impositions, including, without limitation, taxes and insurance premiums thirty (30) days prior to their respective due dates. Should the Basic Carrying Costs for the then current
Fiscal  Year  or  payment  period  not  be ascertainable by Lender at the time a monthly deposit is required to be made, the Basic Carrying, Costs Monthly Installment shall be Lender's reasonable and good faith estimate based on one-twelfth (1/12th) of the aggregate Basic Carrying Costs for the prior Fiscal Year or payment period, with reasonable adjustments as reasonably determined by Lender. As soon as the Basic Carrying Costs are fixed for the then current Fiscal Year or period, the next ensuing Basic Carrying Costs Monthly Installment shall be adjusted to reflect any deficiency or surplus in prior Basic Carrying Costs Monthly Installments.

     "Basic Carrying Costs Sub-Account" means the Sub-Account of the Cash Collateral Account established and maintained pursuant to Section 2.12 relating to the payment of Basic Carrying Costs.

     "Borrower" has the meaning provided in the first paragraph of this Agreement.

     "Business  Day"  means  any  day other than (i) a Saturday or a Sunday, and
(ii) a day on which federally insured depository institutions in New York, New York, Chicago, Illinois or any jurisdiction in which the Facility, Cash Collateral Account or Collection Account is located are authorized or obligated by law, regulation, governmental decree or executive order to be closed.

     "Cash  Collateral  Account"  has  the  meaning provided in Section 2.12(b).

     "Cash Collateral Account Agreement" has the meaning provided in Section 2.13(c).

     "Cash Collateral Account Bank" means the bank chosen by Lender to hold the Cash Collateral Account, or any successor bank hereafter selected by Lender in accordance with the terms hereof.

     "Closing  Date"  means  the  date  of  this  Agreement.

     "Code" means the Internal Revenue Code of 1986, as amended, and as it may be further amended from time to time, any successor statutes thereto, and applicable U.S. Department of Treasury regulations issued pursuant thereto in temporary or final form.

      "Collateral" means, collectively, (1) the Land, Appurtenant Rights, Improvements, Equipment, Rents, Leases, Accounts, Account Collateral, General Intangibles, goods, investment properties, the rights to proceeds from written letters of credit, Instruments, Inventory, Money, Permitted Investments, and (to the full extent assignable) Licenses and Permits, (11) all Proceeds and products of the foregoing, all whether now owned or hereafter acquired and (iii) all other property which is or hereafter may become subject to a Lien in favor of Lender as security for the Loan.

     "Collateral Security Instrument" means any right, document or instrument, other than a Mortgage, given as security for the Loan (including, without limitation, the Assignment of Leases, the Sublandlord Contributor Assignment of Leases, the Sublandlord Contributor Security and Pledge Agreement, the Individuals Guaranty and Suretyship Agreement, and the Contribution, Guaranty and Suretyship Agreement), as the same may hereafter from time to time be supplemented, amended, extended or modified.

     "Collection  Account"  has  the  meaning  provided  in  Section  2.12(a).

     "Collection  Account  Agreement"  has  the  meaning  set  forth  in Section
2.12(b).

     "Collection Account Bank" means the collection account bank for the Facility and any successor bank hereafter approved by Lender in Lender's discretion.

     "CON"  has  the  meaning  set  forth  in  Section  4.1(b)(AK)(ii).

     "Condemnation  Proceeds"  has  the  meaning  provided  in  Section 2.12(h).

     "Contingent Obligation" means any obligation of Borrower guaranteeing any indebtedness, leases, dividends or other obligations ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of Borrower, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor, (111) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of such primary obligation against loss in respect thereof, except for any guarantee by Borrower of Sublandlord Contributor's obligations under Leases. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (taking into account the non-recourse or limited recourse nature of such Contingent Obligation, if applicable) or, if not stated or determinable, the maximum anticipated liability in respect thereof (assuming that Borrower is required to perform thereunder) as determined by Lender in good faith (taking, into account the non-recourse or limited recourse nature of such Contingent Obligation, if applicable).

     "Contribution, Guaranty and Suretyship Agreement" means the contribution, guaranty contract and suretyship agreement executed and delivered by the Sublandlord Contributor for the benefit of Lender executed as of the Closing Date, as the same may thereafter from time to time be supplemented, amended, modified or extended by one or more written agreements supplemental thereto.

     "Current Interest Accrual Period" has the meaning provided in Section 2.12(g).

     "Debt Service" means, for any period, the principal, interest payments, Default Rate interest and Late Charges that accrue or are due and payable in accordance with the Loan Documents during such period.

     "Debt Service Payment Sub-Account" means the Sub-Account of the Cash Collateral Account established and maintained pursuant to Section 2.12 relating to the payment of Debt Service.

     "Deed  of  Trust  Trustee"  means  the trustee, if any, under the Mortgage.

     "Default" means the occurrence of any event which, but for the giving of notice or the passage of time, or both, would be an Event of Default.

     "Default  Collateral"  has  the  meaning  provided  in  Section  8.14.

     "Default Rate" means the per annum interest rate equal to the lesser of (i) the Maximum Amount or (ii) the Interest Rate plus five percent (5%).

     "Determination Date" means, with respect to any Interest Accrual Period, the date which is two (2) London Business Days before the commencement of such Interest Accrual Period.

     "Dividend" means (i) the declaration or payment of any dividend on any class of any stock in Borrower or Sublandlord Contributor, (ii) any distribution on account of or with respect to any class of any stock in Borrower or Sublandlord Contributor, except by Borrower or Sublandlord Contributor to the other, (iii) any transfer of any Rents, Money or other item of Gross Revenue by Borrower or Sublandlord Contributor to any affiliate, shareholder, member, or partner of Borrower or Parent, (iv) any event at all similar to any of the foregoing and (v) a commitment to do any of the foregoing; provided, however, "Dividends" shall not include payments to or on behalf of employees of Borrower or Parent and other payments to Parent for expenses incurred in accordance with the Annual Operating Budget, contributions to Parent for allocable corporate overhead or direct services provided by Parent, repayment or reimbursement of amounts advanced by Parent, any payments which are made pursuant to the Settlement Statement of this Loan or pursuant to a use of proceeds schedule approved by Lender, and payments of an administrative fee not to exceed $25,000 per month.

     "DOH"  has  the  meaning  set  forth  in  Section  4.1(b)(AK)(i).

     "Eligible Account" means (i) an account maintained with a federal or state chartered depository institution or trust company whose (x) commercial paper, short-term debt obligations or other short-term deposits are rated at least A-1 by S&P if the deposits in such account are to be held in such account for thirty
(30) days or less or (y) long-term unsecured debt obligations are rated at least AA by S&P if the deposits in such account are to be held in such account for more than thirty (30) days; or (ii) a segregated trust account maintained with the trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which institution or trust company is subject to regulations regarding fiduciary funds on deposit substantially similar to 12 C.F.R. 9.10(b) or (iii) an account otherwise satisfactory to Lender in Lender's sole discretion.

     "Engineer" means any reputable Independent engineer, properly licensed in the relevant jurisdiction and approved by Lender in Lender's reasonable discretion.

     "Engineering Reports" means the structural engineering reports with respect to the Facility prepared by an Engineer and delivered to Lender in connection with the Loan and any amendments or supplements thereto delivered to Lender.

     "Entity" means (a) corporation, if Borrower is listed as a corporation in the first paragraph of this Agreement, (b) limited partnership, if Borrower is listed as a Limited partnership in the first paragraph of this Agreement or (c) limited liability if Borrower is listed as a limited liability company in the first paragraph of this company, Agreement.

     "Environmental Claim" means any written request for information by a Governmental Authority, or any written notice, notification, claim, administrative, regulatory or judicial action, suit, judgment, demand or other written communication by any Person or Governmental Authority requiring, alleging or asserting liability with respect to Borrower, or the Facility, whether for damages, contribution, indemnification, cost recovery, compensation, injunctive relief, investigatory, response, remedial or cleanup costs, damages to natural resources, personal injuries, fines or penalties arising out of, based on or resulting from (i) the presence, Use, Release or threatened Release into the environment of any Hazardous Substance originating at or from, or otherwise affecting the Facility, (ii) any fact, circumstance, condition or occurrence forming the basis of any violation, or alleged violation, of any Environmental Law by Borrower or otherwise affecting the Facility or (iii) any alleged injury or threat of injury to health, safety or the environment by Borrower or otherwise affecting the Facility.

     "Environmental Laws" means any and all applicable federal, state, local and foreign laws, rules, regulations or municipal ordinances, each as amended from time to time, any judicial or administrative orders, decrees, settlement agreements or judgments thereunder, and any Permits, approvals, licenses, registrations, filings and authorizations, in each case as in effect as of the relevant date, relating to the environment, health or safety, or the Release or threatened Release of Hazardous Substances into the indoor or outdoor environment including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the presence or Use of Hazardous Substances.

        "Environmental Reports" means, with respect to the Facility, the environmental audit reports delivered to Lender in connection with the Loan and any amendments or supplements thereto delivered to Lender.

     "Equipment" means all of Borrower's "equipment," as such term is defined in the UCC, and, to the extent not included in such definition, all fixtures, appliances, machinery, furniture, furnishings, decorations, tools and supplies, now owned or hereafter acquired by Borrower, including but not limited to, all beds, linens, radios, televisions, carpeting, telephones, cash registers, computers, lamps, glassware, restaurant and kitchen equipment, all medical, dental, rehabilitation, therapeutic and paramedic equipment and supplies, any building equipment, including but not limited to, all heating, lighting, incinerating, waste removal and power equipment, engines, pipes, tanks, motors, conduits, switchboards, security and alarm systems, plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigeration, washing machines, dryers, stoves, refrigerators, ventilating, and communications apparatus, air cooling and air conditioning apparatus, escalators, elevators, ducts, and compressors, materials and supplies, and all other machinery, apparatus, equipment, fixtures and fittings now owned or hereafter acquired by Borrower wherever located, any portion thereof or any appurtenances thereto, together with all additions, replacements, parts, fittings, accessions, attachments, accessories, modifica-tions and alterations of any of the foregoing.

     "Equity Interests" means (a) if Borrower is a corporation, shareholder interests and stock in Borrower, (b) if Borrower is a limited liability company, membership interests in Borrower; and (c) if Borrower is a limited partnership, limited partnership interests in Borrower.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and, as of the relevant date, any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

     "ERISA Affiliate" means any corporation or trade or business that is a member of any group of organizations (i) described in Section 414(b) or (c) of the Code of which Borrower is a member, and (ii) solely for purposes of potential liability under Section 302(c)(11) of ERISA and Section 412(c)(11) of the Code and the lien created under Section 302( of ERISA and Section 412(n) of the Code, described in Section 414(m) or (o) of the Code of which Borrower is a member.

     "Event  of  Default"  has  the  meaning,  set  forth  in  Section  7.1.

     "Facility" means the Collateral relating to Borrower encumbered by the Mortgage, Assignment of Leases, and other Loan Documents.

     "Fiscal Year" means the 12-month period ending on December 31 of each year or such other fiscal year of Borrower as Borrower may select from time to time with the prior written consent of Lender not to be unreasonably withheld or delayed.

     "GAAP" means generally accepted accounting principles consistently applied in the United States of America as of the date of the applicable financial report.

     "General Intangibles" means all of Borrower's "general intangibles," as such term is defined in the UCC, and, to the extent not included in such definition, all intangible personal property of Borrower (other than Accounts, Rents, Instruments, Inventory, Money and Permits), including, without limitation, things in action, settlements, judgments, contract rights, rights to Purchased Receivables Proceeds, rights to performance (including, without limitation, rights under warranties), refunds of real estate taxes and assessments and other rights to payment of Money, copyrights, trademarks, trade names and patents now existing or hereafter in existence.

     "Governmental Authority" means any national or federal government, any state, regional, local or other political subdivision thereof with jurisdiction and any Person with jurisdiction exercising, executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "Gross Revenue" means, with respect to the Facility, the total dollar amount of all income and receipts whatsoever received by Borrower in the ordinary course of its business with respect to the Facility, including, without limitation, all Rents (but excluding security deposits) and Money, and all amounts due from the Receivables Purchaser under the Receivables Purchase
Agreement,  whether  as  loan,  sale  or  otherwise.

     "Hazardous Substance" means, collectively, (i) any petroleum or petroleum products or waste oils, explosives, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls ("PCBs"), lead in drinking vater, and lead--based paint, the presence, generation, use, transportation, storage or disposal of or exposure to which (x) is regulated or could lead to liability under any Environmental Law or (y) is subject to notice or reporting requirements under any Environmental Law, (ii) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants," "pollutants" or words of similar import under any Environmental Law and (iii) any other chemical or any other material or substance, exposure to which is now or hereafter prohibited, limited or regulated under any Environmental Law.

     "Impositions" means all ground rents and all taxes (including, without limitation, all real estate, ad valorem, sales (including those imposed on lease rentals), use, single business, gross receipts, value added, intangible transaction privilege, privilege, license or similar taxes), assessments (including, without limitation, to the extent not discharged prior to the Closing Date, all assessments for public improvements or benefits, whether or not commenced or completed within the term of the Mortgage), ground rents, water, sewer or other rents and charges, excises, levies, fees (including, without limitation, license, permit, inspection, authorization and similar fees), and all other governmental charges, in each case whether general or special, ordinary or extraordinary, foreseen or unforeseen, of every character in respect of the Facility, (including, all interest and penalties thereon), which at any time prior to, during or in respect of the term hereof may be assessed or imposed on or in respect of or be a lien upon (i) Borrower (including, without limitation, all income, franchise, single business or other taxes imposed on Borrower for the privilege of doing business in the
Jurisdiction in which the Facility, or any other Collateral is located) or Lender, (ii) the Facility, or any other Collateral or any part thereof, or (iii) any occupancy, operation, use or possession of, or sales from, or activity conducted on, or in connection with the Facility or the leasing or use of the Facility or any part thereof, or the acquisition or financing of the acquisition of the Facility by Borrower. Nothing contained in this Agreement shall be construed to require Borrower to pay any tax, assessment, levy or charge imposed on Lender, in the nature of a franchise, capital levy, estate, inheritance, succession, income or net revenue tax.

      "Improvements" means, with respect to the Facility, all buildings, structures and improvements of every nature whatsoever situated on the Land on the Closing Date or thereafter, including, but not limited to, to the extent of Borrower's right, title or interest therein or thereto, all gas and electric fixtures, radiators, heaters, washing machines, dryers, refrigerators, ovens, engines and machinery, boilers, ranges, elevators and motors, plumbing and heating, fixtures, antennas, carpeting and other floor coverings, water heaters, awnings and storm sashes, and cleaning apparatus which are or shall be attached to the Land or said buildings, structures or improvements.

     "Indebtedness" means, at any given time, the Principal Indebtedness, together with all accrued and unpaid interest thereon and all other obligations and liabilities due or to become due to Lender pursuant hereto, under the Note or in accordance with any of the other Loan Documents, and all other amounts, sums and expenses paid by or payable to Lender hereunder or pursuant to the Note or any of the other Loan Documents.

     "Indemnified  Party"  shall  have  the  meaning  set forth in Section 8.29.

     "Independent" means, when used with respect to any Person, a Person who (i) does not have any direct financial interest or any material indirect financial interest in Borrower or Sublandlord Contributor or in any Affiliate of Borrower or Sublandlord Contributor, or Individual Guarantor or Parent and (ii) is not connected with Borrower or Sublandlord Contributor or Individual Guarantor or Parent or any Affiliate of Borrower or Sublandlord Contributor or Individual Guarantor or Parent, as an officer, employee, promoter, underwriter, trustee, partner, member, manager, creditor, director or person performing similar functions.

     "Independent Director" means a duly appointed member of the board of directors of the relevant entity who shall not have been, at the time of such appointment or at any time in the preceding five (5) years, (a) a direct or indirect legal or beneficial owner in such entity or any of its affiliates, (b) a creditor, supplier, employee, officer, director, manager or contractor of such entity or any of its affiliates, (c) a person who controls such entity or any of its affiliates, or (d) a member of the immediate family of a person defined in
(a),  (b),  or  (c)  above.

     "Individual Guarantors" means Thomas Fleming, Phyllys Fleming, and Rose DiOttavio, jointly and severally.

     "Individuals Guaranty and Suretyship Agreement" means the guaranty and suretyship agreement executed and delivered by the Individual Guarantors for the benefit of Lender executed as of the Closing Date, as the same may thereafter from time to time be supplemented, amended, modified or extended by one or more written agreements supplemental thereto.

     "Initial  Basic  Carrying  Costs  Amount"  means  $17,197.66.

     "Instruments" means all of Borrower's "instruments," as such term is defined in the UCC, and, to the extent not included in such definition, all instruments, chattel paper, documents or other writings obtained by Borrower from or in connection with the ownership or operation of the Facility evidencing a right to the payment of Money, including, without limitation, all note, drafts, acceptances, documents of title, and policies and certificates of insurance, including but not limited to, liability, hazard, rental and credit insurance, guarantees and securities, now or hereafter received by Borrower or in which Borrower has or acquires an interest pertaining to the foregoing.

     "Insurance  Proceeds"  has  the  meaning  provided  in  Section  2.12(h).

     "Insurance Requirements" means all material terms of any insurance policy required pursuant to the Loan Documents and all material regulations and then current standards applicable to or affecting the Facility or any part thereof or any use or condition thereof, which may, at any time, be recommended by the Board of Fire Underwriters, if any, having jurisdiction over the Facility, or such other body exercising similar functions.

     "Interest Accrual Period" means each period of time running from and including the first (1st) day of a calendar month to and including the last day of such calendar month during the term of the Loan. If the Closing Date shall occur prior to the last day of the month in which the Closing Date occurs, the first Interest Accrual Period shall commence on and include the Closing Date and end on and include the last day of the month in which the Closing Date occurs. If the Closing Date shall occur on the last day of the calendar month, the first Interest Accrual Period shall consist of a one (1) day period consisting of the Closing Date.

     "Interest Rate" means a per annum rate adjusted on the first day of each Interest Accrual Period equal to the lesser of (i) LIBOR plus six and one half percent (6.5%) and (ii) the Maximum Amount.

     "Inventory" means all of Borrower's "inventory" as such term is defined in the UCC, and, to the extent not included in such definition, all goods now owned or hereafter acquired by Borrower intended for sale or lease, or to be furnished under contracts of service by Borrower in connection with the Facility, including without limitation, all inventories held by Borrower for sale or use at or from the Facility, and all other such goods, wares, merchandise, and materials and supplies of every nature owned by Borrower and all such other goods returned to or repossessed by Borrower.

     "Land,"  has  the  meaning  provided  in  the  Mortgage.

     "Late Charge" means the lesser of (i) five percent (5%) of any unpaid amount and (ii) the maximum late charge permitted to be charged under the laws of the State of Pennsylvania.

     "Leases" means all leases and other agreements or arrangements affecting the use or occupancy of all or any portion of the Facility now in effect or hereafter entered into (including, without limitation, all patient admissions and resident care agreements, lettings, subleases, licenses, concessions, tenancies and other occupancy agreements covering or encumbering all or any portion of the Facility), together with any guarantees, supplements, amendments, modifications, extensions and renewals of the same, and all additional remainders, reversions, and other rights and estates appurtenant thereto.

     "Legal Requirements" means all statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions of Governmental Authorities affecting Borrower, the Loan Documents, the Facility or any part thereof, or the ownership, construction, use, alteration or operation thereof, or any part thereof, enacted and in force as of the relevant date, and all Permits and regulations relating, thereto, and all covenants, agreements, restrictions and encumbrances contained in any instruments, either of record or known to Borrower, at any time in force affecting the Facility or any part thereof, including, without limitation, any which (i) may require repairs, modifications, or alterations in or to the Facility or any part thereof, or (ii) in any way limit the use and enjoyment thereof.

     "Lender" has the meaning provided in the first paragraph of this Agreement.

     "Letter  of  Instructions"  has  the  meaning  provided in Section 2.12(a).

     "LIBOR" means with respect to each Interest Accrual Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a one-month period that appears on Telerate Page 3750 (or the successor thereto) as of 11:00 a.m., London, England time, on the related Determination Date. If such rate does not appear on Telerate Page 3750 as of 11:00 a.m., London, England time, on such Determination Date, LIBOR shall be the arithmetic mean of the offered rates (expressed as a percentage per annum) for deposits in U.S. dollars for a one-month period that appear on the Reuters Screen LIBOR Page as of 11:00 a.m., London, England time, on such Determination Date, if at least two such offered rates so appear. If fewer than two such offered rates appear on the Reuters Screen LIBOR Page as of 11:00 a.m., London, England time, on such Determination Date, Lender shall request the principal London, England office of any four major reference banks in the London interbank market selected by Lender to provide such bank's offered quotation (expressed as a percentage per annum) to prime banks in the London interbank market for deposits in U.S. dollars for a one-month period as of 11:00 a.m., London, England time, on such Determination Date for amounts approximately equal to the Loan Amount. If at least two such offered quotations are so provided, LIBOR shall be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, Lender shall request any three major banks in New York City selected by the Lender to provide such bank's rate (expressed as a percentage per annum) for loans in U.S. dollars to leading European banks for a one month period as of approximately 11:00 a.m., New York City time on the applicable Determination Date for amounts approximately equal to the Loan Amount. If at least two such rates are so provided, LIBOR shall be the arithmetic mean of such rates. If fewer than two rates are so provided, then LIBOR for the applicable Interest Accrual Period shall be LIBOR that was in effect for the next preceding Interest Accrual Period. LIBOR shall be determined in accordance with this section by the Lender or its agent.

     "Licenses"  has  the  meaning  set  forth  in  Section  4.1(b)(AK)(ii).

     "Lien" means any mortgage, deed of trust, deed to secure debt, lien (statutory or other), pledge, easement, restrictive covenant, hypothecation, assignment, preference, priority, security interest, or any other encumbrance or charge on or affecting the Facility or any portion thereof or any Collateral or Borrower, or any interest therein, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement or similar instrument under the UCC or comparable law of any other jurisdiction, domestic or foreign, and mechanic's, materialmen's and other similar liens and encumbrances.

     "Loan"  has  the  meaning  provided  in  the  Recitals  hereto.

     "Loan  Amount"  has  the  meaning  provided  in  the  Recitals  hereto.

     "Loan Documents" means, collectively, this Agreement, the Note, the Mortgage, the Assignment of Leases, the Sublandlord Contributor Assignment of Leases, the Cash Collateral Account Agreement, the Collection Account Agreement, the Contribution, Guaranty and Suretyship Agreement, the Sublandlord Contributor Security and Pledge Agreement, the Individuals Guaranty and Suretyship Agreement, and all other agreements, instruments, certificates and documents executed or delivered by or on behalf of Borrower or any Affiliate to evidence or secure the Loan or otherwise in satisfaction of the requirements of this Agreement, the Mortgage or the other documents listed above.

     "London Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in London, England are authorized or required to close.

     "Losses"  has  the  meaning  provided  in  Section  5.1(1).

     "Material Adverse Effect" means a material adverse effect upon (i) the business or the financial position or results of operation of Borrower, (ii) the ability of Borrower to perform, or of Lender to enforce, any of the Loan Documents or (iii) the value of (x) the Collateral taken as a whole or (y) the Facility.

     "Material  Lease"  has  the  meaning  set  forth  in  the  Mortgage.

     "Maturity Date" means the earlier to occur of (x) the date of the acceleration of the Indebtedness by Lender or (y) March 1, 1999.

     "Maximum Amount" means the maximum rate of interest designated by applicable laws relating to payment of interest and usury.

     "Money" means all moneys, cash, rights to deposit or savings accounts, credit card receipts, rents or other items of legal tender obtained from or for use in connection with the ownership or operation of the Facility.

     "Mortgage" means, with respect to the Facility, a first priority Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing or such other comparable document which is customarily used by prudent lenders in the jurisdiction in which the Collateral is located, in form and substance satisfactory to Lender in Lender's sole discretion, dated as of the Closing Date, granted by Borrower to Lender (or, in the case of a Deed of Trust, to Deed of Trust Trustee for the benefit of Lender) with respect to the Facility as security for the Loan, as the same may thereafter from time to time be supplemented, amended, modified or extended by one or more written agreements supplemental thereto.

     "Mortgaged Property" means, at any time, the Facility encumbered by the Mortgage.

     "Multiemployer Plan" means a multiemployer plan defined as such in Section 3(37) of ERISA to which contributions have been made by Borrower or any ERISA Affiliate and which is covered by Title IV of ERISA.

     "Note" means and refers to the promissory note, in form and substance satisfactory to Lender in Lender's sole discretion, dated the Closing Date, made by Borrower to Lender pursuant to this Agreement as such note may be modified, amended, supplemented, extended or consolidated in writing, and any note(s) issued in exchange therefor or in replacement thereof.

     "Officer's Certificate" means a certificate of the Borrower which is signed by an authorized officer of Borrower.

     "Other Borrowings" means, without duplication (but not including the Indebtedness or any Transaction Costs payable in connection with the Transactions), (i) all indebtedness of Borrower for borrowed money or for the deferred purchase price of property or services, (ii) all indebtedness of Borrower evidenced by a note, bond, debenture or similar instrument (iii) the face amount of all letters of credit issued for the account of Borrower and, without duplication, all unreimbursed amounts drawn thereunder, (iv) all indebtedness of Borrower secured by a Lien on any property owned by Borrower whether or not such indebtedness has been assumed, (v) all Contingent Obligations of Borrower, and (vi) all payment obligations of Borrower under any interest rate protection agreement (including, without limitation, any interest rate swaps, caps, floors, collars or similar agreements) and similar agreements.

     "Parent"  means  CORECARE  SYSTEMS,  INC.,  a  Delaware  corporation.

     "Payment Date" means the first (1st) day of each calendar month during, the term of the Loan, provided, however, that for purposes of making payments hereunder, but not for purposes of calculating interest accrual periods, if the first (1st) day of a given month shall not be a Business Day, then the Payment Date for such month shall be the next succeeding Business Day.

     "PBGC" means the Pension Benefit Guaranty Corporation established under ERISA, or any successor thereto.

     "PCBS" has the meaning provided in the definition of "Hazardous Substance."

     "Permits" means, with respect to the Facility, all licenses, registrations, permits, allocations, filings, authorizations, approvals and certificates used in connection with the ownership, operation, construction, renovation, use or occupancy of the Facility, or relating to quality and adequacy of medical care, distribution of pharmaceuticals, rate setting, equipment, personnel, additions and fee splitting, including, without limitation, building permits, business licenses, state health department licenses, food service licenses, liquor licenses, licenses to conduct business, certificates of need or similar certificates, approvals issued by any state health department, and all such other permits, licenses and rights, obtained from any Governmental Authority or private Person concerning ownership, operation, construction, renovation, use or occupancy of the Facility.

     "Permitted Encumbrances" means, with respect to the Facility, collectively,
(i)  the  Lien  created  by the Mortgage or the other Loan Documents, of record,
(ii) all Liens and other matters disclosed in the Title Insurance Policy concerning the Facility, or any part thereof which have been approved by Lender in Lender's sole discretion, (iii) Liens, if any, for Impositions imposed by any Governmental Authority not yet due or delinquent or being contested in good faith and by appropriate proceedings in accordance with the Mortgage, (iv) without limiting the foregoing, any and all governmental, public utility and private restrictions, covenants, reservations, easements, licenses or other agreements of an immaterial nature which may be granted by Borrower after the Closing Date and which do not materially and adversely affect (A) the ability of Borrower to pay any of its obligations to any Person as and when due, (B) the marketability of title to the Facility, (C) the fair market value of the Facility, or (D) the use or operation of the Facility as of the Closing Date and thereafter, or (v) any lien expressly created by the Receivables Purchase Agreement.

     "Permitted Investments" shall have the meaning ascribed to such term in the Cash Collateral Account Agreement.

     "Permitted Transfers" shall mean, provided that no Event of Default has occurred, (i) Permitted Encumbrances; (ii) all transfers of worn out or obsolete furnishings, fixtures or equipment that are replaced with equivalent property;
(iii) any transfer of the Release Parcel in accordance with the terms of Section
6.20 of the Mortgage, (iv) all leases which are not Material Leases; and (v) any sales of Purchased Receivables pursuant to and in compliance with the terms of the Receivables Purchase Agreement.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, estate, trust, unincorporated association, or any other entity, any federal, state, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing.

     "Physical Plant Standards" has the meaning provided in Section 4.1(b)(AK)(vii).

     "Plan" means an employee benefit or other plan established or maintained by Borrower or any ERISA Affiliate and that is covered by Title IV of ERISA, other than a Multiemployer Plan.

     "Principal Indebtedness" means the principal amount of the entire Loan outstanding as the same may be increased or decreased, as a result of prepayment or otherwise, from time to time.

     "Proceeds" means all of Borrower's "proceeds," as such term is defined in the UCC, and, to the extent not included in such definition, all proceeds whether cash or non-cash, movable or immovable, tangible or intangible (including Insurance Proceeds and Condemnation Proceeds), from the Collateral, including, without limitation, those from the sale, exchange, transfer, collection, loss, damage, disposition, substitution or replacement of any of the Collateral and all income, gain, credit, distributions and similar items from or with respect to the Collateral and including, without limitation, the Purchased Receivables Proceeds.

     "Purchased Receivables" means those rights to payment from the Medicare and Medicaid programs or similar state or federal programs, boards, bureaus or agencies and rights to payment from patients or private insurers insuring patient obligations, or third party payors and accounts receivables arising from the ownership or operation of the Facility, coming into existence after the Closing Date, and all proceeds thereof, to the extent any of the foregoing are licensed or sold to or financed by the Receivables Purchaser pursuant to and in compliance with the Receivables Purchase Agreement.

     "Purchased Receivables Proceeds" means all Money or other amounts owed to Borrower or Sublandlord Contributor by the Receivables Purchaser in connection with any sale or finance of Purchased Receivables.

     "Receivables Purchaser" means the purchaser under the Receivables Purchase Agreement.

     "Receivables Purchase Agreement" means that certain Receivables Purchase Agreement dated on or about February 27, 1997 between Borrower and HCFP Funding, Inc., a Delaware corporation (the "Initial Receivables Purchase Agreement"), or
(ii) any replacement agreement pursuant to which Borrower sells its receivables or obtains loans or other financing based upon the pledge of or granting of a security interest in its accounts receivable, which agreement will be subject to approval in form and substance approved by Lender, which approval shall not be unreasonably delayed or withheld provided that such agreement does not permit Borrower to incur aggregate obligations or business terms greater or more onerous than those permitted under the Initial Receivables Purchase Agreement or grant a Lien upon any property other than the Property in which a Lien is granted under the Initial Receivables Purchase Agreement. The agreement in (ii) can only occur if the Initial Receivables Purchase Agreement is terminated with no money due thereunder.

     "Recourse  Distributions"  has  the  meaning  provided  in  Section  8.14.

     "Release" means any release, threatened release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, the movement of Hazardous Substances through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

     "Release  Date"  has  the  meaning  provided  in  Section  2.11.

     "Release  Parcel" has the meaning provided in Section 6.20 of the Mortgage.

     "Remedial  Work"  has  the  meaning  provided  in  Section  5.1(D)(i).

     "Rents" means all receipts, rents (whether denoted as advance rent, minimum rent, percentage rent, additional rent or otherwise), issues, income, royalties, profits, revenues, proceeds, bonuses, deposits (whether denoted as security deposits or otherwise), lease termination fees or payments, rejection damages, buy-out fees and any other fees made or to be made in lieu of rent, any award made hereafter to Borrower or Sublandlord Contributor in any court proceeding involving any tenant, lessee, licensee or concessionaire under any of the Leases in any bankruptcy, insolvency or reorganization proceedings in any state or federal court, and all other payments, rights and benefits of whatever nature from time to time due under any of the Leases, including, without limitation,
(1) rights to payment earned under the Leases for space in the Improvements for the operation of ongoing businesses, such as restaurants, news stands, barber shops, beauty shops and pharmacies, and (ii) all other income, consideration, issues, accounts, profits or benefits of any nature arising from the ownership, possession, use or operation of the Facility, including, without limitation, all rights to payment from the Medicare and Medicaid programs or similar state or federal programs, boards, bureaus or agencies (to the extent legally assignable under applicable law) and rights to payment from patients or private insurers, arising from the operation of the Facility and (y) all revenues, receipts, income, receivables and accounts relating to or arising from rentals, rent equivalent income, income and profits from guest rooms, meeting rooms, food and beverage facilities, vending machines, telephone and television systems, guest laundry, the provision or sale of other goods and services, and any other items of revenue, receipts or other income as identified in the Uniform System of Accounts for Hotels, 8th Edition, International Association of Hospitality Accountants (1986), as from time to time amended.

     "Required Debt Service Payment" means, on any Payment Date, the Debt Service then due and payable by Borrower.

     "Reuters Screen LIBOR Page" means the display designated as page "LIBOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBOR page on the service for the purpose of displaying interbank rates from London in U.S. Dollars).

     "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

     "Secretary's Certificate" means, with respect to Borrower, the certificate in form and substance satisfactory to Lender in Lender's sole discretion dated as of the Closing Date.

     "Security  Deposit  Account"  has the meaning set forth in Section 2.12(a).

       "Seller"  means   The  Contributors  to  the  Pennsylvania   Hospital,  a
Pennsylvania  non-profit  corporation.

       "Sub-Account"  shall  have  the  meaning  provided  in  Section  2.12(c).

     "Sublandlord Contributor" has the meaning provided in the first paragraph of this Agreement.

     "Sublandlord Contributor Assignment of Leases" means with respect to the Facility, a first priority Assignment of Leases and Rents, in form and substance satisfactory to Lender in Lender's sole discretion, dated as of the Closing
Date, from Sublandlord Contributor, as assignor, to Lender, as assignee, assigning to Lender Sublandlord Contributor's interest in and to the Leases and the Rents with respect to the portion of the Facility leased by Sublandlord Contributor, in each case as the same may thereafter from time to time be supplemented, amended, modified or extended by one or more written agreements supplemental thereto.

     "Sublandlord Contributor Security and Pledge Agreement" means the pledge and security agreement executed and delivered by the Sublandlord Contributor for the benefit of Lender executed as of the Closing Date, as the same may thereafter from time to time be supplemented, amended, modified or extended by one or more written agreements supplemental thereto.

     "Survey" means, with respect to the Facility, a survey of the Facility satisfactory to Lender, prepared by a registered Independent surveyor reasonably satisfactory to Lender and Title Insurer, together with a metes and bounds legal description of the land corresponding with the survey and containing the Surveyor's Certification.

     "Surveyor's Certification" means a surveyor's certification in form and substance satisfactory to Lender in Lender's sole discretion.

     "Taking" means a taking or voluntary conveyance during the term hereof of all or part of the Facility, or any interest therein or right accruing thereto or use thereof, as the result of, or in settlement of, any condemnation or other eminent domain proceeding by any Governmental Authority affecting the Facility or any portion thereof whether or not the same shall have actually been commenced.

     "Telerate page 3750" means the display designated at "Page 3750" on The Dow Jones Telerate Service (or such other page as may replace Pace 3750 on that service or such other service as may be nominated by the British Bankers'
Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

     "Third Party Pavor" means any state, federal or municipal boards, bureaus, corporations or agencies and any private commercial insurers remitting payments to Borrowers pursuant to Medicare, Medicaid, Blue Cross and/or Blue Shield or other insurance, managed care or employee assistance programs.

     "Third  Party  Payor's  Programs"  has  the  meaning  set  forth in Section

     "Title Instruction Letter" means an instruction letter in form and substance satisfactory to Lender in Lender's sole discretion.

     "Title Insurance Policy" means, with respect to the Facility, the loan policy of title insurance for the Facility issued by Title Insurer with respect to the Facility in an amount acceptable to Lender and insuring the first priority lien in favor of Lender created by the Mortgage and acceptable to Lender in Lender's discretion.

     "Title Insurer" means Chicago Title Insurance Company and any reinsurer reasonably required by Lender and/or any other nationally recognized title insurance company acceptable to Lender in Lender's reasonable discretion, provided, however, that the reinsurer of any Title Insurance Policy may include, in amounts reasonably acceptable to Lender, Chicago Title Insurance Company, First American Title Insurance Company or Stewart Title Insurance Company.

     "Transaction Costs" means all fees, costs, expenses and disbursements paid or payable by Borrower relating to the Transactions, including, without limitation, all appraisal fees, legal fees, accounting fees and the costs and expenses described in Section 8.24.

     "Transactions"  means  the transactions contemplated by the Loan Documents.

     "Transfer" means any conveyance, transfer (including, without limitation, any transfer of any direct or indirect legal or beneficial interest (including, without limitation, any profit interest) in Borrower or Sublandlord
Contributor), sale, Lease (including, without limitation, any amendment, extension, modification, waiver or renewal thereof), Dividend or Lien, whether by law or otherwise, of, on or affecting any Collateral Borrower or Sublandlord Contributor, other than a Permitted Transfer.

     "UCC" means, with respect to any Collateral, the Uniform Commercial Code in effect in the jurisdiction in which the relevant Collateral is located.

     "UCC  Searches"  has  the  meaning  specified  in  Section  3.1.

     "Use" means, with respect to any Hazardous Substance, the generation, manufacture, processing, distribution, handling, use, treatment, recycling or storage of such Hazardous Substance or transportation to or from the property by any Person of any Hazardous Substance.

     ARTICLE  II
     GENERAL  TERMS

     Section 2.1 Amount of the Loan. Lender shall lend to Borrower a total aggregate amount equal to the Loan Amount.

     Section 2.2. Use of Proceeds. Proceeds of the Loan shall be used as set forth in the Settlement Statement executed by the parties on even date. Any other funds of the Loan not so provided in the Settlement Statement shall be retained by Lender to be paid to Borrower for such purposes as are collectively agreed to by Borrower and Lender in their respective sole discretions (collectively the "Undisbursed Funds"). The manner in which to disburse the Undisbursed Funds, if any, shall be subject to the prior written approval of Lender, in its sole and absolute discretion. Borrower shall submit to Lender within thirty (30) days hereafter, a plan by which the Undisbursed Funds will be used, all of which is subject to the prior written approval of Lender in its sole and absolute discretion. Lender shall have the right to make conditions for the disbursement of Undisbursed Funds, including without limitation, its approval of budgets, supporting documentation, projections, financials, plans and specifications, contracts, bids, permits and the like. At the time of disbursement of any Undisbursed Funds, Borrower shall pay to Lender (or at election of Lender it shall deduct from the disbursement to Borrower) an amount equal to two percent (2%) of such disbursement to pay Lender an origination fee for such funds. Borrower acknowledges that Lender typically would collect such origination fee at time of closing but for the benefit of Borrower, it has agreed not to collect such fee until disbursements are actually made. If Borrower wishes to not obtain a portion of Undisbursed Funds in the future, the Lender and Borrower Group shall execute documents reasonably necessary to confirm to a new lender such limitation and the outstanding amount of the Loan.

     Section 2.3. Security for the Loan. The Note and Borrower's obligations hereunder and under the other Loan Documents shall be secured by the Mortgage, the Assignment of Leases, the Assignment of Agreements, the Manager's Subordination, the Servicer's Subordination, and the other Collateral Security Instruments and the security interest and Liens granted in this Agreement and in the other Loan Documents.

     Section  2.4.  Borrower's  Note.

     (a) Borrower's obligation to pay the principal of and interest on the Loan (including, without limitation, Late Charges, and Default Rate interest), shall be evidenced by this Agreement and by the Note, duly executed and delivered by Borrower. The Note shall be payable as to principal, interest, Late Charges, and Default Rate interest as specified in this Agreement, with a final maturity on the Maturity Date. Borrower shall pay all outstanding Indebtedness on the Maturity Date.

     (b) Lender is hereby authorized, at its sole option, to endorse on a schedule attached to the Note (or on a continuation of such schedule attached to the Note and made a part thereof) an appropriate notation evidencing the date and amount of each payment of principal, interest, Late Charges, and Default Rate interest in respect thereof, which books and records shall be made available to Borrower, at Borrower's sole cost and expense on reasonable advance notice, for examination at Lender's offices.

     Section  2.5.  Principal  and  Interest  Payments.

     (a) Accrual of Interest. Interest shall accrue on the outstanding principal balance of the Note and all other amounts due to Lender under the Loan Documents at the Interest Rate.

     (b) Monthly Base Payments of Interest. On each Payment Date, Borrower shall pay to Lender all accrued and unpaid interest at the Interest Rate. Each payment required to be made by Borrower pursuant to this Section 2.5(b) is hereinafter sometimes referred to as a "Base Payment."

     (c) Payment Dates. All payments required to be made pursuant to paragraphs (a) and (b) above shall be made beginning on the first Payment Date immediately after the end of the second Interest Accrual Period; provided, however, that Borrower shall pay interest for the first Interest Accrual Period on the Closing Date.

     (d)       Calculation of Interest.  Interest shall accrue commencing on the
Closing  Date.    Prior  to  the Extension Option Effective Date, Interest shall accrue  on  the  outstanding  principal  balance  of  the  Loan.

     (e) Default Rate Interest. If an Event of Default has occurred the entire unpaid amount outstanding hereunder and under the Note will bear interest at the Default Rate.

     (f) Late Charge. If Borrower fails to make any payment of any sums due under the Loan Documents after the same is due, Borrower shall pay a Late Charge.

     (g)          Intentionally  deleted.

     (h) Maturity Date. On the Maturity Date Borrower shall pay to Lender all amounts owing under the Loan Documents, including without limitation, interest, principal, Late Charges and Default Rate interest.

     (i)          Intentionally  deleted.

     Section  2.6.  Mandatory  and  Voluntary  Prepayment.

     (a) If Borrower is required by Lender under the provisions of the Mortgage to prepay the Loan or any portion thereof in the event of damage, destruction or a Taking of the Facility, Borrower shall prepay the Loan to the full extent of the Insurance Proceeds or the Condemnation Proceeds.

     (b) If Borrower is entitled to obtain a release of the Release Parcel, as set forth in Section 6.20 of the Mortgage, Borrower shall prepay the Loan to the full extent of the net proceeds of the Release Parcel as set forth in
Section  6.20  of  the  Mortgage.

     (c) Provided no Event of Default has occurred, Borrower may voluntarily prepay the Loan in whole or in part.

     (d) All prepayments made pursuant to this Section 2.6 shall be applied in accordance with the provisions of Section 2.8.

     (e) Borrower shall provide Lender with at least three (3) Business Days advance notice of any voluntary prepayment and any voluntary prepayment shall be in a minimum amount of $1,000,000 except for net proceeds from the Release of the Release Parcel (or such greater amounts in increments of $100,000).

     (f) At the time of any prepayment in whole, Borrower shall pay all other amounts due to Lender under the Loan Documents.

     (g) Borrower shall not be permitted at any time to prepay all or any part of the Loan except as expressly provided in this Section 2.6.

     Section  2.7.  Intentionally  Omitted.

     Section 2.8. Application of Payments. Prior to the occurrence of an Event of Default, all proceeds of any repayment, including prepayments, of the Loan shall be applied to pay: first, any costs and expenses of Lender, including, without limitation, the Lender's reasonable attorney's fees and disbursements actually arising as a result of such repayment or reasonably expended by Lender to protect the Collateral; second, accrued and unpaid interest at the Interest Rate; , the Principal Indebtedness; and fourth, any other amounts then due and owing under the Loan Documents. After the occurrence of an Event of Default, all proceeds of repayment, including any payment or recovery on the Collateral shall, unless otherwise provided in the Mortgage, be applied in such order and in such manner as Lender shall elect in its sole discretion.

     Section  2.9.  Payment  of  Debt  Service,  Method  and  Place  of Payment.

     (a) Except as otherwise specifically provided herein, all payments and prepayments under this Agreement and the Note shall be made to Lender not later than 12:00 noon, New York City time, on the date when due and shall be made in lawful money of the United States of America in federal or other immediately available funds to an account specified to Borrower by Lender in writing, and any funds received by Lender after such time, for all purposes hereof, shall be deemed to have been paid on the next succeeding Business Day.

     (b) All payments made by Borrower hereunder or by Borrower under the other Loan Documents, shall be made irrespective of, and without any deduction for, any set-offs or counterclaims.

     Section 2.10. Taxes. All payments made by Borrower under this Agreement and under the other Loan Documents shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, nov or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority (other than taxes imposed on, the income of Lender).

     Section  2.11.  Intentionally  Omitted.

     Section  2.12.  Central  Cash  Management.

     (a)          Collection  Account  and  Security  Deposit  Account.

          (i) Borrower shall open and maintain at the Collection Account Bank three trust accounts (the "Medicare/Medicaid Collection Account", the "Other Collection Account" and the "Security Deposit Account"), and the Collection
Account Bank shall not commingle the amounts in either such account with any other amounts held on behalf of Lender or any other Person.

          (ii) The Other Collection Account shall be assigned an identification number by the Collection Account Bank and shall be opened and maintained in the name "WRH Mortgage, Inc." as Mortgagee of CoreCare Behavioral Health Management, Inc." The Medicare/Medicaid Collection Account shall be assigned an identification number by the Collection Account Bank and shall be opened and maintained in the name of "Core Care Behavioral Health Management, Inc. as Mortgagor of WRH Mortgage, Inc."

          (iii) Borrower shall have no right of withdrawal from the Collection Accounts.

          (iv) Borrower shall cause all tenants of the Facility and Sublandlord Contributor shall cause all of its subtenants to pay all Rents, Money and other items of Gross Revenue (other than security deposits) directly into the appropriate Collection Accounts for the Facility to the extent such Rents, Money and other items of Gross Revenue (other than security deposits) are owed to Borrower or Sublandlord, as the case may be, by any tenant pursuant to any
Lease. Without in any way limiting Borrower's or Sublandlord Contributor's obligations pursuant to the preceding sentence, Borrower and Sublandlord Contributor, as the case may be, shall deposit all Rents, Money or other items of Gross Revenue (other than security deposits) received by Borrower and Sublandlord Contributor, as the case may be, in violation of the preceding sentence within one Business Day after receipt thereof directly into the appropriate Collection Accounts for the Facility.

          (v) Borrower and Sublandlord Contributor, as the case may be, shall cause all Third Party Payors (as defined in the Collection Account Agreement) to pay all Rents, Money and other items of Gross Revenue (other than security deposits) directly into the appropriate Collection Accounts for the Facility to the extent (i) such Rents, Money and other items of Gross Revenue (other than security deposits) are owed to Borrower or Sublandlord Contributor by such Third Party Payor in connection with a Third Party Payor Program or otherwise and (ii) that such Rents, Money and other items of Gross Revenue (other than security deposits) are not required to be deposited elsewhere pursuant to the Receivables Purchase Agreement. Without in any way limiting Borrower's obligations pursuant to the preceding sentence, Borrower and Sublandlord Contributor, as the case may be, shall deposit all Rents, Moneys and other items of Gross Revenue (other than security deposits) received by Borrower or Sublandlord Contributor in violation of the preceding sentence within one Business day after receipt thereof directly into the appropriate Collection
Accounts  for  the  Facility.

          (vi) Borrower shall cause the Receivables Purchaser to pay all Purchased Receivables Proceeds directly into the appropriate Collection Accounts on a daily basis as set forth in that certain letter of instructions by and between the Receivables Purchaser and Borrower. Without in any way limiting Borrower's obligations pursuant to the foregoing, Borrower shall deposit all Rents, Moneys and other items of Gross Revenue (other than security deposits) received by Borrower in violation of the preceding sentence within one Business day after receipt thereof directly into the appropriate Collection Accounts for the Facility.

             (vii) Borrower and Collection Account Bank shall allocate Medicare/medicaid receivables and other receivables between the "Other Collection Account" and the "Medicare/Medicaid Account" as set forth in the Collection Account Agreement.

            (viii) The Security Deposit Account shall be assigned an identification number by the Collection Account Bank and shall be opened and maintained in the name "WRH Mortgage, Inc. as Mortgagee of CoreCare Behavioral Health Management, Inc."

          (ix) Borrower and Sublandlord Contributor shall cause all tenants of the Facility to deposit all security deposits with respect to the Facility directly into the Security Deposit Account for the Facility. Without in any way limiting Borrower's obligations pursuant to the preceding sentence, Borrower and Sublandlord Contributor shall deposit all security deposits received by Borrower in violation of the preceding sentence, within one Business Day after receipt thereof, directly into the Security Deposit Account for the Facility.

          (x) Neither Borrower nor Sublandlord Contributor, shall have any right of withdrawal from the Security Deposit Account except that, prior to the occurrence of an Event of Default, on written request from Borrower in accordance with the Collection Account Agreement, Lender will direct the Collection Account Bank to release funds from the Security Deposit Account to refund security deposits as required by the Leases or by applicable Legal Requirements.

          (xi) Borrower may designate a new financial institution to serve as a Collection Account Bank hereunder if approved by Lender in Lender's sole discretion. In the event that any Collection Account Bank resigns pursuant to the terms of any Collection Account Agreement, then Borrower shall replace such Collection Account Bank with a bank and documentation acceptable to Lender prior to the date that such resignation becomes effective pursuant to such Collection Account Agreement, and any failure by Borrower to so replace such Collection Account Bank shall constitute an Event of Default hereunder.

          (xii) Any breach of any provision of this Section 2.12(a) by Borrower shall be an Event of Default.

          (xiii) Notwithstanding the requirements of Section 2.12(a), Borrower shall not be compelled to pay or cause to be paid into the Collection Account sums derived by Borrower directly from performance of the Quakertown Agreement.

     (b) Cash Collateral Account. Pursuant to the Collection Account Agreement between the Collection Account Bank, Borrower and Lender (the
"Collection Account Agreement") Borrower will authorize and direct the Collection Account Bank to transfer on a daily basis all funds deposited in the Collection Accounts to the cash collateral account. The cash collateral account shall be an Eligible Account established by Lender in Lender's name. Lender may elect to change the financial institution at which the cash collateral account shall be maintained. Lender shall give Borrower not fewer than thirty (30) days prior notice of each change. The cash collateral account shall be under the sole dominion and control of Lender. Borrower shall have no right of withdrawal in respect to the cash collateral account. The cash collateral account referred to in this Section 2.12(b) is referred to herein as the "Cash Collateral Account."

     (c) Establishment of Sub-Accounts. The Cash Collateral Account shall contain a Debt Service Payment Sub-Account and a Basic Carrying Costs Sub-Account, each of which accounts (individually, a "Sub-Account" and collectively, the "Sub--Accounts") shall be an Eligible Account to which certain funds shall be allocated and from which disbursements shall be made pursuant to the terms of this Loan Agreement.

     (d) Permitted Investments. Upon the written request of Borrower, which request may be made once per Interest Accrual Period, Lender shall direct the Cash Collateral Account Bank to invest and reinvest any balance in the Cash Collateral Account from time to time in Permitted Investments as instructed by Borrower; provided, however, that (i) if Borrower falls to so instruct Lender, or if a Default or an Event of Default shall have occurred, Lender may direct the Cash Collateral Account Bank to invest and reinvest such balance in Permitted Investments as Lender shall determine in Lender's sole discretion,
(ii) the maturities of the Permitted Investments on deposit in the Cash Collateral Account shall, to the extent such dates are ascertainable, be selected and coordinated to become due not later than the day before any disbursements from the Sub-Accounts must be made, (iii) all such Permitted Investments shall be held in the name and be under the sole dominion and control of Lender; (iv) no Permitted Investment shall be made unless Lender shall retain a perfected first priority Lien in such Permitted Investment securing the Indebtedness and all filings and other actions necessary to ensure the validity, perfection, and priority of such Lien have been taken; (v) Lender shall only be required to follow the investment instructions which were most recently received by Lender and Borrower shall be bound by such last received investment instructions; and (vi) any written request from Borrower containing investment instructions shall contain an Officer's Certificate from Borrower (which may be conclusively relied upon by Lender and its agents) that any such investments constitute Permitted Investments. It is the intention of the parties hereto that all amounts deposited in the Cash Collateral Account (or as much thereof as Lender may arrange to invest) shall at all times be invested in Permitted Investments. All funds in the Cash Collateral Account that are invested in a Permitted Investment are deemed to be held in such Cash Collateral Account for all purposes of this Agreement and the other Loan Documents. All gain in investments of funds in the Cash Collateral Account shall be allocated in the same manner as any other funds in the Cash Collateral Account. Lender shall have no liability for any loss in investments of funds in the Cash Collateral Account that are invested in Permitted Investments (unless invested contrary to Borrower's request other than after the occurrence of a Default or an Event of Default) and no such loss shall affect Borrower's obligation to fund, or liability for funding, the Cash Collateral Account and each Sub-Account, as the case may be. Borrower and Lender agree that Borrower shall include all such earnings and losses (other than those for Lender's account in accordance with the immediately preceding sentence) on the Cash Collateral Account as income of Borrower for federal and applicable state tax purposes. Borrower shall be responsible for any and all fees, costs and expenses with respect to Permitted Investments.

     (e) Interest on Accounts. All interest paid or other earnings on the Permitted Investments made hereunder shall be deposited into the Cash Collateral Account and shall be subject to allocation and distribution like any other monies deposited therein.

     (f)          Payment  of  Basic  Carrying  Costs  and  Debt  Service.

          (i) Payment of Basic Carrying Costs. At least five (5) Business Days prior to the due date of any Basic Carrying Cost, and not more frequently than once each Interest Accrual Period, Borrower shall notify Lender in writing, and request that Lender pay such Basic Carrying Cost on behalf of Borrower on or prior to the due date thereof. Together with each such request, Borrower shall furnish Lender with copies of bills and other documentation as may be reasonably required by Lender to establish that such Basic Carrying Cost is then due. Lender shall make such payments out of the Basic Carrying Cost Sub-Account before the same shall be delinquent to the extent that there are funds available in the Basic Carrying Cost Sub-Account and Lender has received appropriate documentation to establish the amount(s) due and the due date(s) as and when provided above.

          (ii) Payment of Debt Service. At or before 12:00 noon, New York City time, on each Payment Date during the term of the Loan, Lender shall transfer to Lender's own account from the Debt Service Payment Sub-Account an amount equal to the Required Debt Service Payment for the Payment Date. Borrower shall be deemed to have timely made the Required Debt Service Payment pursuant to Section
2.9 regardless of the time Lender makes such transfer as long as sufficient funds are on deposit in the Debt Service Payment Sub-Account at 12:00 noon, New York City time on the applicable Payment Date.

          (iii) Reconciliation. Borrower shall furnish Lender monthly, on each Payment Date, a budget variance report reconciling the expenses shown on the Annual Operating Budget with expenses actually incurred for such period.

     (g) Monthly Funding of Sub-Accounts. During each Interest Accrual Period and except as provided below, during the term of the Loan commencing with the Interest Accrual Period in which the Closing Date occurs (each, the "Current Interest Accrual Period"), Lender shall allocate all funds then on deposit In the Cash Collateral Account among the Sub-Accounts as follows and in the following priority:

          (i) to the Basic Carrying Costs Sub-Account, until an amount equal to the Basic Carrying Costs Monthly Installment for the Current Interest Accrual Period has been allocated to the Basic Carrying Costs Sub-Account; and

          (ii) second, to the Debt Service Payment Sub-Account, until an amount equal to the Required Debt Service Payment for the Payment Date immediately after the Current Interest Accrual Period has been allocated to the Debt Service Payment Sub-Account;

          (iii)  third,  provided  that (i) no Event of Default has occurred and
(ii) Lender has received all financial information described in Section 5.1(Q) for the most recent periods for which the same are due, Lender agrees that in each Current Interest Accrual Period any amounts deposited into or remaining in the Cash Collateral Account, after the minimum amounts set forth in clauses (i) and (ii) above have been satisfied with respect to the Current Interest Accrual Period and any periods prior thereto, shall be disbursed by Lender on the second Business Day after each of the foregoing conditions of this Section 2.12(g)(iv) have been satisfied and thereafter periodically at least once a week until the expiration of the Current Interest Accrual Period at Borrower's expense, to such account that Borrower may request in writing,; provided, however, that, notwithstanding anything in this Agreement to the contrary, if an Event of Default has occurred, any amounts deposited into or remaining in the Cash Collateral Account shall be for the account of Lender and may be withdrawn by Lender to be applied in any manner as Lender may elect in Lender's sole discretion. Lender and its agents shall not be responsible for monitoring Borrower's use of any funds disbursed from the Cash Collateral Account or any of the Sub-Accounts.

     If an Event of Default has occurred or if on any Payment Date the balance in any Sub-Account is insufficient to make the required payment due from such Sub-Account, Lender may, in its sole discretion, in addition to any other rights and remedies available hereunder, withdraw funds from any other Sub-Account to pay such deficiency. In the event that Lender elects to apply funds of any such Sub-Account to pay any Required Debt Service Payment, Borrower shall, upon demand, repay to Lender the amount of such withdrawn funds to replenish such Sub-Account, and if Borrower shall fail to repay such amounts within one (1) Business Day after notice of such withdrawal, an Event of Default shall exist hereunder. Notwithstanding the foregoing, on the Closing Date Borrower shall deposit the Initial Basic Carrying Costs Amount into the Basic Carrying Costs Sub-Account.

     (h) Condemnation Proceeds and Insurance Proceeds. In the event of a Taking with respect to the Facility, Borrower shall cause all the proceeds in respect of any Taking ("Condemnation Proceeds") to be paid to the Lender who shall, except as otherwise provided in the second succeeding sentence or in
Section 2.12(c) of the Mortgage, apply such Condemnation Proceeds to reduce the Indebtedness in accordance with Section 2.6 and Section 2.8. In the event of a casualty with respect to the Facility, except as otherwise provided in the next sentence or in Section 2.5 of the Mortgage, Borrower shall cause all Proceeds of any insurance policy ("Insurance Proceeds") to be paid to the Lender who shall apply such Insurance Proceeds to reduce the Indebtedness in accordance with
Section 2.6 and Section 2.8. All Insurance Proceeds received by Borrower or Lender in respect of business interruption coverage and all Condemnation Proceeds received in respect of a temporary Taking shall be maintained in the Cash Collateral Account, to be applied by Lender in the same manner as Rents (other than security deposits) received from Borrower with respect to the operation of the Facility; provided, further, that in the event that the Insurance Proceeds of any such business interruption insurance policy or Condemnation Proceeds of such temporary Taking are paid in a lump sum in advance, Lender shall hold such Insurance Proceeds or Condemnation Proceeds in a segregated interest-bearing escrow account at the Cash Collateral Account Bank, and Lender shall estimate the number of months required for Borrower to restore the damage caused by the casualty to the Facility or that the Facility will be affected by such temporary Taking, as the case may be, shall divide the aggregate business interruption Insurance Proceeds or Condemnation Proceeds in connection with such casualty or temporary Taking by such number of months, and shall disburse from such escrow account into the Cash Collateral Account each month during the performance of such restoration or pendency of such temporary Taking such monthly installment of said Insurance Proceeds or Condemnation Proceeds. Any Insurance Proceeds or Condemnation Proceeds made available to Borrower for restoration or repair in accordance herewith and with the Mortgage, to the extent not used by Borrower in connection with, or to the extent they exceed the cost of, such restoration, shall be paid to Borrower.

     (i) Payment of Basic Carrying Costs. Except to the extent that Lender is obligated to pay Basic Carrying Costs from the Basic Carrying Costs Sub-Account pursuant to the terms of Section 2.12(g), Borrower shall pay all Basic Carrying Costs with respect to itself and the Facility in accordance with the provisions of the Mortgage, subject, however, to Borrower's rights to contest payment of same in accordance with the Mortgage. Borrower's obligation to pay (or cause Lender to pay) Basic Carrying Costs pursuant to this Agreement shall include, to the extent permitted by applicable law, Impositions resulting from future changes in law which impose upon Lender or any Deed of Trust Trustee an obligation to pay any property taxes or other Impositions or which otherwise adversely affect Lender's or the Deed of Trust Trustee's interests. (In the event such a change in law prohibits Borrower from assuming liability for payment of any such Imposition, the outstanding Indebtedness shall, at the sole option of Lender, become due and payable,on the date that is 120 days after such change in law; and failure to pay such amounts on the date due shall be an Event of Default.) Should an Event of Default have occurred, the proceeds on deposit in the Basic Carrying Costs Sub-Account may be applied by Lender in any manner as Lender in its sole discretion may determine.

     Section  2.13.  Security  Agreement.

     (a) Pledge of Accounts. To secure the full and punctual payment and performance of all of the Indebtedness, Borrower hereby sells, assigns, conveys, pledges and transfers to Lender and grants to Lender a first and continuing security interest in and to, the following property, whether now owned or existing or hereafter acquired or arising and regardless of where located (collectively, the "Account Collateral"):

          (i) all of Borrower's right, title and interest in the Cash Collateral Account (including all Sub-Accounts) and all Money and Permitted Investments, if any, from time to time deposited or held in the Cash Collateral Account;

          (ii) all of Borrower's right, title and interest in the Collection Accounts and Security Deposit Account and all Money, if any, from time to time deposited or held in the Collection Accounts and Security Deposit Account;

          (iii) subject to the express liens of the Receivables Purchaser pursuant to the Receivables Purchase Agreement, all interest, dividends, Money, Instruments 11 and other property from time to time received, receivable or otherwise payable in respect of, or in exchange for, any of the foregoing,; and

          (iv) to the extent not covered by clauses (i), (ii), or (iii) above, all Proceeds and products of any or all of the foregoing.

     (b) Covenants. Borrower covenants that (i) all Rents, Money and other items of Gross Revenue except for funds subject to the Receivables Purchaser's requirement for deposit elsewhere pursuant to the express terms of the Receivables Purchase Agreement, and then only to the extent and only for so long as the Receivables Purchaser imposes such requirement on such funds, shall be deposited into the Collection Account or the Security Deposit Account, as applicable, in accordance with Section 2.12(a), and (ii) so long as any portion of the Indebtedness is outstanding Borrower shall not open (nor permit Manager or any Person to open) any other account for the collection of Rents, Money or other items of Gross Revenue, other than a replacement Collection Account or Security Deposit Account approved by Lender in Lender's sole discretion.

     (c) Instructions and Agreements. On or before the Closing Date, Borrower will submit to the Collection Account Bank for the Facility a Collection Account Agreement to be executed by the Collection Account Ban. On or before the Closing Date, Borrower and the Cash Collateral Account Bank will execute and deliver a Cash Collateral Account Agreement in form and substance satisfactory to Lender in Lender's sole discretion (the "Cash Collateral Account-Agreement"). Borrower agrees that prior to the payment in full of the Indebtedness, the Cash Collateral Account Agreement shall be irrevocable by Borrower without the prior written consent of Lender.

     (d) Financing Statements; Further Assurances. Borrower will execute and deliver to Lender for filing a financing statement or statements in connection with the Account Collateral in the form required to properly perfect Lender's security interest in the Account Collateral to the extent that it may be perfected by such a filing. Borrower agrees that at any time and from time to time, at the expense of Borrower, Borrower shall promptly execute and deliver all further instruments, and take all further action, that Lender may request, in order to perfect and protect the pledge and security interest granted or purported to be granted hereby, or to enable Lender to exercise and enforce Lender's rights and remedies hereunder with respect to, the Account Collateral.

     (e) Transfers and Other Liens. Borrower agrees that it will not sell or otherwise dispose of any of the Account Collateral other than pursuant to the terms hereof and of the other Loan Documents, or create or permit to exist any Lien upon or with respect to all or any of the Account Collateral, except for the Lien granted to Lender under this Agreement.

     (f) Lender's Reasonable Care. Beyond the exercise of reasonable care in the custody thereof, Lender shall not have any duty as to any Account Collateral or any income thereon in its possession or control or in the possession or control of any agents for, or of Lender, or the preservation of rights against any Person or otherwise with respect thereto. Lender shall be deemed to have exercised reasonable care in the custody of the Account Collateral in its possession if the Account Collateral is accorded treatment substantially equal to that which Lender accords its own property, it being understood that Lender shall not be liable or responsible for (i) any loss or damage to any of the Account Collateral, or for any diminution in value thereof from a loss of, or delay in Lender's acknowledging receipt of, any wire transfer from the Collection Account Bank or (ii) any loss, damage or diminution in value by reason of the act or omission of Lender, or Lender's agents, employees or bailees.

     (g) Lender Appointed Attorney-In-Fact. Borrower hereby irrevocably constitutes and appoints Lender as Borrower's true and lawful attorney-in-fact, with full power of substitution, at any time after the occurrence of an Event of Default to execute, acknowledge and deliver any instruments and to exercise and enforce every right, power, remedy, option and privilege of Borrower with respect to the Account Collateral, and do in the name, place and stead of Borrower, all such acts, things and deeds for and on behalf of and in the name of Borrower with respect to the Account Collateral, which Borrower could or might do or which Lender may deem necessary or desirable to more fully vest in Lender the rights and remedies provided for herein with respect to the Account Collateral and to accomplish the purposes of this Agreement. The foregoing powers of attorney are irrevocable and coupled with an interest.

     (h) Continuing Security Interest, Termination. This Section 2.13 shall create a continuing pledge of and security interest in the Account Collateral and shall remain in full force and effect until payment in full of the Indebtedness. Upon payment in full of the Indebtedness, Borrower shall be entitled to the return, upon its request and at its expense, of such of the Account Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof, and Lender shall execute such instruments and documents as may be reasonably requested by Borrower to evidence such termination and the release of the pledge and Lien hereof, provided, however, that Borrower shall pay on demand all of Lender's expenses in connection therewith.

     Section  2.14.  Intentionally  Omitted.

     Section 2.15. Supplemental Mortgage Affidavits. The Liens to be created by the Mortgage are intended to encumber the Facility described therein to the full extent of Borrower's obligations under the Loan Documents. As of the Closing Date, Borrower shall have paid all state, county and municipal recording and all other taxes imposed upon the execution and recordation of the Mortgage.

     ARTICLE  III

     CONDITIONS  PRECEDENT

     Section 3.1. Conditions Precedent to the Making of the Loan. (a) As a condition precedent to the making of the Loan, Borrower shall have satisfied the following(, conditions (unless waived by Lender in accordance with Section 8.4) with respect to the Facility on or before the Closing Date:

     (A)          Loan  Documents.

          (i) Loan Agreement. Borrower shall have executed and delivered this Agreement to Lender.

          (ii) Note. Borrower shall have executed and delivered to Lender the Note.

          (iii) Mortgage. Borrower shall have executed and delivered to Lender the Mortgage and such Mortgage shall have been filed of record in the appropriate filing offices in the jurisdiction in which the Facility is located or irrevocably delivered to a title agent for such recordation.

          (iv) Assignment of Leases. Borrower shall have executed and delivered to Lender the Assignment of Leases and the Assignment of Leases shall have been filed of record in the appropriate filing offices in the jurisdiction in which the Facility is located or irrevocably delivered to a title agent for such recordation.

          (v)          Intentionally  deleted.

          (vi) Financing Statements. Borrower and its partners or members (and their shareholders), as applicable, shall have executed and delivered to Lender all financing statements required by Lender and such financing statements shall have been filed of record in the appropriate filing offices in each of the appropriate jurisdictions or irrevocably delivered to a title agent for such recordation.

          (vii)          Intentionally  deleted.

          (viii) Cash Collateral Account Agreement. Borrower and Cash Collateral Account Bank shall have executed and delivered the Cash Collateral Account Agreement and shall have delivered an executed copy of such agreement to Lender.

          (ix)    Intentionally  omitted.

          (x) Collection Account Agreement. Borrower and the Collection Account Bank shall have executed and delivered the Collection Account Agreement and shall have delivered an executed copy of such agreement to Lender.

          (xi)            Receivables  Purchase  Agreement.    Borrower  and the
Receivables Purchaser shall have executed, and delivered to Lender, the Receivables Purchase Agreement.

          (xii)          Intentionally  omitted.

          (xiii)    Intentionally  deleted.

          (xiv) Individual Guaranties. The Individual Guarantors shall each have executed and delivered to the Lender the Individuals Guaranty and Suretyship Agreement.

          (xv)    Contribution,  Guaranty  and  Suretyship  Agreement.    The
Sublandlord Contributor shall have executed and delivered to Lender the Contribution, Guaranty and Suretyship Agreement.

          (xvi) Sublandlord Contributor Assignment of Leases and Rents. Sublandlord Contributor shall have executed and delivered to Lender the Sublandlord Contributor Assignment of Leases and Rents.

          (xvii)    Subordination  Agreement.   Receivables Purchaser shall have
entered into a Subordination Agreement with Lender establishing their respective rights and priorities as to the Purchased Receivables.

          (xviii)          Guaranty Agreement.  Parent shall have entered into a
Guaranty    Agreement  with  Lender  as  to  its  Loan.

          (xix)          Sublandlord  Contributor  Subordination.    Sublandlord
Contributor shall have entered into a Subordination Agreement with Lender as to the Affiliate Lease.

     (B) Opinions of Counsel. Lender shall have received from counsel satisfactory to Lender, legal opinions in form and substance satisfactory to Lender in Lender's sole discretion. All such legal opinions will be addressed to Lender, dated as of the Closing Date, and in form and substance satisfactory to Lender and its counsel. Borrower hereby instructs any of the foregoing, counsel, to the extent that such counsel represents Borrower, to deliver to Lender such opinions addressed to Lender.

     (C) Secretary's Certificate. Lender shall have received a Secretary's Certificate with respect to Borrower, Sublandlord Contributor and Manager.

     (D) Insurance. Lender shall have received certificates of insurance demonstrating insurance coverage in respect of the Facility of types, in amounts, with insurers and otherwise in compliance with the terms, provisions and conditions set forth in the Mortgage. Such certificates shall indicate that Lender is an additional insured as its interests may appear and shall contain a loss payee endorsement in favor of Lender with respect to the property policies required to be maintained under the Mortgage. All insurance policies required to be maintained hereunder shall be maintained from the Closing Date throughout the term of this Agreement in the types and amounts required under the Mortgage.

     (E) Lien Search Reports. Lender shall have received satisfactory reports of UCC (collectively, the "UCC Searches"), federal tax lien, bankruptcy, state tax lien, judgment and pending litigation searches conducted by a search firm reasonably acceptable to Lender. Such searches shall have been received in relation to Borrower, Seller, Manager and each equity owner in Borrower and Manager. Such searches shall have been conducted in each of the locations designated] by Lender in Lender's reasonable discretion and shall have been dated not more than fifteen (15) days prior to the Closing Date.

     (F) Title Insurance Policy. Lender shall have received (i) a Title Insurance Policy or a marked up commitment (in form and substance reasonably satisfactory to Lender in Lender's reasonable discretion) from Title Insurer to issue the Title Insurance Policy and (ii) a fully executed copy of the Title Instruction Utter from the Title Insurer.

     (G) Environmental Matters. Lender shall have received an Environmental Report with respect to the Facility, addressed to Lender, which Environmental Report shall be (i) prepared by a firm approved by Lender in Lender's sole discretion, (ii) prepared based on a scope of work determined by Lender in Lender's sole discretion and (iii) in form and content acceptable to Lender in Lender's sole discretion, such Environmental Report to be conducted by an Independent environmental Engineer.

     (H) Consents, Licenses, Approvals. Lender shall have received copies of all consents, licenses and approvals, if any, required in connection with the execution, delivery and performance by Borrower under, and the validity and enforceability of, the Loan Documents, and such consents, licenses and approvals shall be in full force and effect.

     (I) Additional Matters. Lender shall have received such other Permits, certificates (including certificates of occupancy reflecting the use of the Facility as of the Closing Date), opinions, documents and instruments (including without limitation, written proof from the appropriate Governmental Authority regarding the zoning of the Facility in form and substance satisfactory to Lender in Lender's sole discretion) relating to the Loan as may have been requested by Lender and all other documents and all legal matters in connection with the Loan shall be satisfactory in form and substance to Lender. Borrower shall provide Lender with information reasonably satisfactory to Lender regarding  the  Basic  Carrying  Costs  on  or  before  the  Closing  Date.

     (J) Representations and Warranties. The representations and warranties herein and in the other Loan Documents shall be true and correct in all material respects.

     (K) Accounting and Regulatory Review. Lender shall have received an accounting and regulatory review satisfactory to Lender in Lender's sole discretion showing no anticipated decrease in cash flow. Such review shall be
(i) prepared by a firm approved by Lender in Lender's sole discretion, (ii) prepared based on a scope of work determined by Lender in Lender's sole discretion and (iii) in form and content acceptable to Lender in Lender's sole discretion.

     (L) No Injunction. No law or regulation shall have been adopted, no order, judgment or decree of any Governmental Authority shall have been issued, and no litigation shall be pending or threatened, which in the good faith judgment of Lender would enjoin, prohibit or restrain, or impose or result in an adverse effect upon the making or repayment of the Loan or the consummation of the Transactions.

     (M)  Survey.    Lender  shall  have  received  a Survey with respect to the
Facility which Survey shall be (i) prepared by a firm approved by Lender in Lender's sole discretion, (ii) prepared based on a scope of work determined by Lender in Lender's sole discretion and (iii) in form and content acceptable to Lender in Lender's sole discretion.

     (N) Engineering Report. Lender shall have received an Engineering Report with respect to the Facility prepared by an Engineer (addressed to Lender) and which reports shall be (i) prepared by a firm approved by Lender in Lender's sole discretion, (ii) prepared based on a scope of work determined by Lender in Lender's sole discretion and (iii) in form and content acceptable to Lender in Lender's sole discretion.

     (O) Appraisal. Lender shall have received an Appraisal satisfactory to Lender with respect to the Facility which shall be (i) prepared by a firm approved by Lender in Lender's sole discretion, (ii) prepared based on a scope of work determined by Lender in Lender's sole discretion and (iii) in form and content acceptable to Lender in Lender's sole discretion.

     (P) Security Deposits. All security deposits with respect to the Facility on the Closing Date shall have been transferred to the Security Deposit Account, and Borrower shall be in compliance with all applicable Legal Requirements relating to such security deposits.

     (Q) Service Contracts and Permits. Borrower shall have delivered to Lender a copy of all material contracts and Permits relating to the Facility.

     (R)          Site  Inspection.   Unless waived by Lender in accordance with
Section 8.4, Lender shall have performed, or caused to be performed on its behalf, an on-site due diligence review of the Facility to be acquired or refinanced with the Loan satisfactory to Lender in Lender's sole discretion.

     (S)          Use.    The  Facility shall be operating only as a psychiatric
hospital, outpatient clinic, doctor's offices, the Mill Creek School, and "Cook-chill" food preparation facility, and uses incidental thereto.

     (T) Financial Information. Lender shall have received all financial information (which financial information shall be satisfactory to Lender in Lender's sole discretion) relating to the Facility including, without limitation, audited financial statements of Borrower and other financial reports requested by Lender in Lender's sole discretion. Such financial information shall be (i) prepared by a firm approved by Lender in Lender's sole discretion,
(ii) prepared based on a scope of work determined by Lender in Lender's sole discretion and (iii) in form and content acceptable to Lender in Lender's sole discretion.

     (U)          Intentionally  Deleted.

     (V) Leases: Tenant Estoppels; Subordination, Nondisturbance and Attornment Agreements. With respect to the Facility, Borrower shall have delivered a true, complete and correct rent roll and a copy of each of the written Leases identified in such rent roll, and each Lease shall be satisfactory to Lender in Lender's sole discretion. Borrower shall, among other things and without limitation, provide (i) evidence that each Lease is in full force and effect and (ii) as to Leases of more than 800 square feet in size and one year in duration, originally executed tenant estoppel certificates and subordination, nondisturbance and attornment agreements.

     (W) Subdivision. Evidence satisfactory to Lender that the Land with respect to the Facility constitutes a separate lot for conveyance and real estate tax assessment purposes.

     (X) Transaction Costs. Borrower shall have paid or caused to be paid all Transaction Costs.

     (b) Lender shall not make the Loan unless and until each of the applicable conditions precedent set forth in Section 3.1 is satisfied and until Borrower provides any other information reasonably required by Lender.

     (c) In connection with the Loan, Borrower shall execute and/or deliver to Lender all additions, amendments, modifications and supplements to the items set forth in this Article 111, including, without limitation, amendments, modifications and supplements to the Loan Documents if reasonably requested by Lender to clarify any ambiguities or inconsistencies, effectuate the provisions hereof, and to provide Lender with the full benefit of the security intended to be provided under the Loan Documents. Without in any way limiting the foregoing, such additions, modifications and supplements shall include those deemed desirable by Lender's counsel in the jurisdiction in which the Facility is located.

     (d) The making of the Loan shall constitute, without the necessity of specifically containing a written statement to such effect, a confirmation, representation and warranty by Borrower to Lender that all of the applicable conditions to be satisfied in connection with the making of the Loan have been satisfied (unless waived by Lender in accordance with Section 8.4,) and that all of the representations and warranties of Borrower set forth in the Loan Documents are true and correct as of the date of the making of the Loan.

     Section 3.2. Form of Loan Documents and Related Matters. The Loan Documents and all of the certificates, agreements, legal opinions and other documents and papers referred to in this Article III, unless otherwise specified, shall be delivered to Lender, and shall be satisfactory in form and substance to Lender.

     ARTICLE  IV

     REPRESENTATIONS  AND  WARRANTIES

     Section 4.1. Representations and Warranties of Borrower. (a) Closing Date Representations and Warranties of Borrower. Borrower represents and warrants that, as of the Closing Date (except as may be otherwise disclosed to Lender by Borrower in a signed writing prior to Closing and received by Lender):

     (A) Organization. Borrower (i) is a duly organized and validly existing Entity in good standing under the laws of the State of its formation,
(ii) has the requisite Entity power and authority to carry on its business as now being conducted, and (iii) has the requisite Entity power to execute and deliver, and perform its obligations under the Loan Documents.

     (B) Authorization. The execution and delivery by Borrower of the Loan Documents, Borrower's performance of its obligations thereunder and the creation of the security interests and Liens provided for in the Loan Documents (i) have been duly authorized by all requisite Entity action on the part of Borrower,
(ii) will not violate any provision of any applicable Legal Requirements, any order of any court or other Governmental Authority, any organizational document of Borrower or any indenture or agreement or other instrument to which Borrower is a party or by which Borrower is bound, (iii) will not be in conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, or result in the creation or imposition of any Lien of any nature whatsoever upon any of the property or assets of Borrower pursuant to, any such indenture or agreement or instrument and (iv) have been duly executed and delivered by Borrower. Other than those obtained or filed on or prior to the Closing Date Borrower is not required to obtain any consent, approval or authorization from, or to file any declaration or statement with, any Governmental Authority or other agency in connection with or as a condition to the execution, delivery or performance of the Loan Documents. The Loan Documents to which Borrower is a party have been duly authorized, executed and delivered by such parties.

     (C)          Single-Purpose  Entity.

          (i) Borrower and Sublandlord Contributor have been, and will continue to be, duly formed and existing.

          (ii) Borrower at all times since its formation has complied, and will continue to comply, with the provisions of all of its organizational documents, and the laws of the state in which Borrower was formed relating to the Entity.

          (iii) All customary formalities regarding the Entity existence of Borrower have been observed at all times since its formation and will continue to be observed.

          (iv) Borrower has been at all times since its formation and will continue to be adequately capitalized in light of the nature of its business.

     (b) Additional Closing Date Representations and Warranties. Borrower represents and warrants that, as of the Closing Date:

     (A) Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending and served or, to the knowledge of Borrower, threatened against Borrower or the Facility.

     (B) Agreements. Borrower is not a party to any agreement or instrument or subject to any restriction which is likely to have a Material Adverse Effect. Borrower is not in default in any respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party or by which Borrower or the Facility is bound.

     (C) No Bankruptcy Filing. Borrower is not contemplating either the filing of a petition by it under any state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of Borrower's assets or property, and Borrower has no knowledge of any Person contemplating the filing of any such petition against it.

     (D) Full and Accurate Disclosure. No statement of fact made by or on behalf of Borrower in the Loan Documents or in any other document or certificate delivered to Lender by Borrower contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading. There is no fact presently known to Borrower which has not been disclosed to Lender which materially adversely affects, nor as far as reasonably foreseeable, might materially adversely affect the business operations or condition (financial or otherwise) of Borrower.

     (E) Location of Chief Executive Offices. The location of Borrower's principal place of business and the location of Borrower's chief executive office is 111 North 49th Street, Philadelphia, PA.

     (F) Compliance. Borrower, the Facility and Borrower's use thereof and operations thereat comply in all material respects with all applicable Legal Requirements, including without limitation, building and zoning ordinances and codes. Borrower is not in default or violation of any order, writ, injunction, decree or demand of any Governmental Authority, the violation of which is reasonably likely to have a Material Adverse Effect.

     (G) Other Debt and Obligations. Except for the Receivables Purchase Agreement, Borrower has no financial obligation under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Borrower is a party, or by which Borrower or its Facility is bound, other than unsecured trade payables incurred in the ordinary course of business relating to the ownership and operation of its Facility which do not exceed, at any time, a maximum amount of one percent (1%) of the Loan Amount and are paid within thirty
(30) days of the date incurred, and other than obligations under the Mortgage and the other Loan Documents. Borrower has not borrowed or received other debt financing, that has not been heretofore repaid in full and Borrower has no known material contingent liabilities.

     (H) ERISA. Each Plan and, to the knowledge of Borrower, each Multiemployer Plan, is in compliance in all material respects with, and has been administered in all material respects in compliance with, its terms and the applicable provisions of ERISA, the Code and any other federal or state law, and no event or condition has occurred as to which Borrower would be under an obligation to furnish a report to Lender under Section 5.1(T).

     (I) Solvency. Borrower (i) has not entered into this Loan Agreement or any Loan Document with the actual intent to hinder, delay, or defraud any creditor, and (ii) has received reasonably equivalent value in exchange for its obligations under the Loan Documents. Giving effect to the transactions contemplated hereby, the fair saleable value of Borrower's assets exceeds and will, immediately following the execution and delivery of this Agreement, exceed Borrower's total liabilities, including, without limitation, subordinated, unliquidated, or disputed liabilities or Contingent Obligations. The fair saleable value of Borrower's assets is and will, immediately following the execution and delivery of this Agreement, be greater than Borrower's probable liabilities, including the maximum amount of its Contingent Obligations or its debts as such debts become absolute and matured. Borrower's assets do not and, immediately following the execution and delivery of this Agreement, will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Borrower does not intend to, and does not believe that it will, incur debts and liabilities (including, without limitation, Contingent Obligations and other commitments) beyond its ability to pay such debts as they mature (taking into account the timing and amounts to be payable on or in respect of obligations of Borrower).

     (J)      Not Foreign Person.  Borrower is not a "foreign person" within the
meaning  of    1445(f)(3)  of  the  Code.

     (K)          Intentionally  Omitted.

     (L)          Investment  Company  Act:  Public Utility Holding Company Act.
Borrower is not (i) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended, (ii) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended, or (iii) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

     (M) No Defaults. No Default or Event of Default exists under or with respect to any Loan Document.

     (N)          Labor  Matters.    Borrower  is  not a party to any collective
bargaining, agreements, agreements with any unions or any agreements of a nature at all similar to either of the foregoing.

     (O) Title to the Mortgaged Property. Borrower owns good, indefeasible, marketable and insurable fee simple title to the Facility, free and clear of all Liens, other than the Permitted Encumbrances applicable to the Facility. There are no outstanding options to purchase or rights of first refusal affecting the Facility, except the Declaration of Right of First Refusal of the Pennsylvania Hospital, dated February 26, 1997. The Permitted Encumbrances do not and will not materially and adversely affect (i) the ability of Borrower to pay in full all sums due under the Note or any of its other obligations in a timely mariner or (ii) the use of Borrower's Facility for the use currently being made thereof, the operation of the Facility as currently being operated or the value of the Facility.

     (P) Use of Proceeds: Margin Regulations. Borrower will use the proceeds of the Loan for the purposes described in Section 2.2. No part of the proceeds of the Loan will be used for the purpose o purchasing or acquiring any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by applicable Legal Requirements.

     (Q) Financial Information. All historical financial data concerning Borrower and its Facility that has been delivered by Borrower to Lender is true, complete and correct in all material respects. Since the delivery of such data, except as otherwise disclosed in writing to Lender, there has been no material adverse change in the financial position of Borrower or the Facility, or in the results of operations of Borrower. Borrower has not incurred any obligation or liability, contingent or otherwise, not reflected in such financial data which might materially adversely affect its business operations or the Facility.

     (R)          Condemnation.   No Taking has been commenced or, to Borrower's
knowledge, is contemplated with respect to all or any portion of the Facility or for the relocation of roadways providing access to the Facility.

     (S)          Intentionally  Omitted.

     (T) Utilities and Public Access. The Facility has adequate rights of access to public ways and is served by adequate water, sewer, sanitary sewer and storm drain facilities as are adequate for full utilization of the Facility for its current purpose. Except as otherwise disclosed by the Survey, all public utilities necessary to the continued use and enjoyment of the Facility as presently used and enjoyed are located in the public right-of-way abutting the premises, and all such utilities are connected so as to serve the Facility either (i) without passing over other property or, (ii) if such utilities pass over other property, pursuant to valid first easements. All roads necessary for the full utilization of the Facility for its current purpose have been completed and dedicated to public use and accepted by all Governmental Authorities or are the subject of access easements for the benefit of the Facility.

     (U)          Environmental  Compliance.   Borrower represents, warrants and
covenants, as to itself and its Facility, except as otherwise disclosed in the Environmental Reports:

          (i) Borrower and the Facility are in compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by Borrower of and compliance with all environmental, health and safety Permits, licenses and other governmental authorizations required in connection with the ownership and operation of the Facility under all Environmental Laws, except where the failure to comply with such laws is not reasonably likely to result in a Material Adverse Effect.

          (ii) There is no Environmental Claim pending or, to Borrower's knowledge, threatened, and no penalties arising under Environmental Laws have been assessed, against Borrower, the Facility or against any Person whose liability for any Environmental Claim Borrower has or may have retained or assumed either contractually or by operation of law, and no investigation or review is pending or, to the knowledge of Borrower, threatened by any Governmental Authority, citizens group, employee or other Person with respect to any alleged failure by Borrower, or the Facility to have any environmental, health or safety permit, license or other authorization required under, or to otherwise comply with, any Environmental Law or with respect to any alleged liability of Borrower for any Use or Release of any Hazardous Substances or the presence, Use, or Release of any Hazardous Substances at, on, in, under, or from any Facility.

          (iii) To the knowledge of Borrower after due inquiry, there have been and are no past or present Releases or threats of Release of any Hazardous Substance that are likely to form the basis of any Environmental Claim against Borrower, the Facility or, to Borrower's knowledge, against any Person whose liability for any Environmental Claim Borrower has or may have retained or assumed either contractually or by operation of law.

          (iv) To the knowledge of Borrower after due inquiry and except as disclosed in the Environmental Reports, without limiting the generality of the foregoing, there is not present at, on, in or under the Facility, PCB-containing equipment, asbestos or asbestos containing materials, underground or aboveground storage tanks or surface impoundments for Hazardous Substances, lead in drinking water (except in concentrations that comply with all Environmental Laws), or lead-based paint (nor have there been any underground storage tanks present at, on, in, or under the Facility).

          (v) No Liens are presently recorded with the appropriate land records under or pursuant to any Environmental Law with respect to Borrower's Facility and, to Borrower's knowledge, no Governmental Authority has been taking or is in the process of taking any action that could subject the Facility to Liens under any Environmental Law.

          (vi) There have been no environmental investigations, studies, audits, reviews or other analyses conducted by or on behalf of Borrower that are in the possession or control of Borrower in relation to the Facility which have not been provided to Lender.

          (vii) No conditions exist which would require Borrower under any Environmental Laws to place a notice on any deed to the Facility with respect to the presence, Use or Release of Hazardous Substances at, on, in, under or from the Facility and the Facility has no such notice in its deed.

     (V) No Joint Assessment, Separate Lots. Borrower has not and shall not suffer, permit or initiate the joint assessment of the Facility (i) with any other real property constituting a separate tax lot, and (ii) with any portion of the Facility which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to the Facility as a single lien. The Facility is comprised of one or more parcels, each of which constitutes a separate tax lot and none of which constitutes a portion of any other tax lot.

     (W) Assessments. Except as disclosed in the Title Insurance Policy, there are no pending or, to the knowledge of Borrower, proposed special or other assessments for public improvements or otherwise affecting the Facility, nor, to the knowledge of Borrower, are there any contemplated improvements to the Facility that may result in such special or other assessments.

     (X) Mortgage and Other Liens. The Mortgage creates a valid and enforceable first mortgage Lien on the Facility (except as to Liens prohibited by the Receivables Purchase Agreement) as security for the repayment of the Indebtedness, subject only to the Permitted Encumbrances applicable to the Facility. Each Collateral Security Instrument establishes and creates a valid, subsisting and enforceable Lien on and a security interest in, or claim to, the rights and property described therein. All property covered by such Collateral Security Instrument is subject to a UCC financing statement filed and/or recorded, as appropriate, (or irrevocably delivered to an agent for such recordation or filing) in all places necessary to perfect a valid first priority Lien with respect to the rights and property that are the subject of such Collateral Security Instrument to the extent governed by the UCC, and to the extent a security interest in such items may be perfected by a filing. All continuations and any assignments of any such financing statements have been or will be timely filed or refiled, as appropriate, in the appropriate recording offices.

     (Y) Enforceability. The Loan Documents executed by Borrower in connection with the Loan, including, without limitation, any Collateral Security Instrument, are the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with their terms, subject to bankruptcy, insolvency and other limitations on creditors' rights generally and to equitable principles. Such Loan Documents are, as of the Closing Date, not subject to any right of rescission, set-off, counterclaim or defense by Borrower, including the defense of usury, nor will the operation of any of the terms of the Note, the Mortgage, or such other Loan Documents, or the exercise of any right thereunder, render the Mortgage unenforceable against Borrower, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense by Borrower, including the defense of usury, and Borrower has not asserted any right of rescission, set-off, counterclaim or defense with respect thereto.

     (Z) No Liabilities. Except for the Quakertown Agreement, and Borrower's obligations to its employees involved in the performance of the Quakertown Agreement and except for obligations incurred in normal course of business other than loans or similar transactions and except for the Receivables Purchase Agreement), Borrower has no liabilities or obligations including without limitation Contingent Obligations, (and including, without limitation, liabilities or obligations in tort, in contract, at law, in equity, pursuant to a statute or regulation, or otherwise) other than those liabilities and obligations expressly permitted by this Agreement.

     (AA) No Prior Assignment. As of the Closing Date, (i) Lender is the assignee of Borrower's interest under the Leases, and (ii) there are no prior assignments of the Leases or any portion of the Rent due and payable or to become due and payable which are presently outstanding.

     (AB) Certificate of Occupancy. Borrower has obtained (in its own name) all Permits necessary to use and operate Borrower's Facility for the use described in Section 3.1(S), and all such Permits are in full force and effect. The use being made of the Facility is in conformity in all respects with the certificate of occupancy and/or Permits for the Facility and any other restrictions, covenants or conditions affecting the Facility. Each Facility contains all Equipment necessary to use and operate such Facility in a first-class manner.

     (AC)  Flood  Zone.    Except  as  shown  on the Survey, the Facility is not
located   in  a   flood   hazard  area  as  defined  by  the  Federal  Insurance
Administration.

     (AD) Physical Condition. Except as disclosed in the Engineering Reports, the Facility is free of material structural defects and all building systems contained therein are in good working order in all material respects subject to ordinary wear and tear.

     (AE) Intellectual Property. All trademarks, trade names and service marks that Borrower owns or has pending, or under which it is licensed, are in good standing and uncontested. There is no right under any trademark, trade name or service mark necessary to the business of Borrower as presently conducted or as Borrower contemplates conducting its business. Borrower has not infringed, is not infringing, and has not received notice of infringement with respect to asserted trademarks, trade names and service marks of others. To Borrower's knowledge, there is no infringement by others of trademarks, trade names and service marks of Borrower.

     (AF) Security Deposits. All security deposits with respect to the Facility on the Closing Date have been transferred to the Security Deposit Account on or prior to the Closing Date, and Borrower is in compliance with all applicable Legal Requirements relating to such security deposits.

     (AG) Conduct of Business. Borrower does not conduct its business "also known as", "doing business as" or under any other name, except for the conduct of the business at the Facility under the name "Kirkbride Center," which name Borrower has registered as a fictitious name.

     (AH) Title Insurance. The Facility is covered by either an American Land Title Association (ALTA) mortgagee's title insurance policy, or a commitment to issue such a title insurance policy, insuring a valid first lien on the Facility, which is in full force and effect and is freely assignable to and will inure to the benefit of Lender and any successor or assignee of Lender, subject only to the Permitted Encumbrances.

     (AI) Tax Fair Market Value. The Loan Amount with respect to the Facility does not exceed the Tax Fair Market Value of the Facility.

     (AJ) Leases. (a) Borrower or the Sublandlord Contributor is the sole owner of the entire lessor's interest in the Leases; (b) the Leases are valid and enforceable; (c) the terms of all alterations, modifications and amendments to the Leases are reflected in the certified rent roll statement delivered to and approved by Lender; (d) none of the Rents reserved in the Leases have been assigned or otherwise pledged or hypothecated; (e) none of the Rents have been collected for more than one (1) month in advance; (f) the premises demised under the Leases have been completed and the tenants under the Leases have accepted the same and have taken possession of the same on a rent-paying basis; (g) there exist no offsets or defenses to the payment of any portion of the Rents; (h) no Lease contains an option to purchase, right of first refusal to purchase, or any other similar provision; (i) no Person has any possessory interest in, or right to occupy, the Facility except under and pursuant to a Lease; (j) each Lease is
(x) subordinate to the Loan Documents, either pursuant to its terms or a recorded subordination agreement or (y) otherwise terminable by Landlord within 30 days; and (k) no Lease has the benefit of a non-disturbance agreement that would be considered unacceptable to prudent institutional lenders.

     (AK)  Use-Specific  Representations.

          (i) Compliance with Laws. Borrower, Sublandlord Contributor, and the Facility comply with all applicable federal, state and local laws, regulations, quality and safety standards, accreditation standards and requirements of the applicable state Department of Public Welfare (a "DOH") and all other Governmental Authorities including, without limitation, those relating to the quality and adequacy of medical care, distribution of pharmaceuticals, rate setting, equipment, personnel, operating policies, additions to facilities and services and fee splitting.

           (ii) Licenses. All governmental licenses, permits, regulatory agreements or other approvals or agreements necessary or desirable for the use or operation of the Facility as intended have been obtained by Borrower and Borrower sufficiently complies with the rules and regulations of DOH for the requisite number of beds, and approved provider status in any approved provider payment program (collectively, the "Licenses") to permit the conduct of the business of the Borrower at the Facility for its intended use is in full force and effect.

          (iii)    Ownership  of  Licenses.    Intentionally  omitted.

          (iv) Medicare and Medicaid Compliance. The Facility is in compliance with all requirements for participation in the Medicare and Medicaid programs, including, without limitation, the Medicare and Medicaid Patient and Program Protection Act of 1987. The Facility is in conformance in all respects with all insurance, reimbursement and cost reporting requirements, and a current provider agreement which is in full force and effect under Medicare and under Medicaid.

          (v) Third Party Payors. There is no threatened or pending revocation, suspension, termination, probation, restriction, limitation, or non-renewal affecting Borrower or the Facility or to the best of Borrower's knowledge after due inquiry, any participation or provider agreement with third party payors (including Medicare, Medicaid, Blue Cross and/or Blue Shield, and any other private commercial insurance managed care and employee assistance program) (such programs, the "Third Party Payors' Programs") to which Borrower expects to be or is subject. All Medicaid, Medicare, and private insurance cost reports and financial reports submitted by Borrower will be materially accurate and complete and will not be misleading in any material respects.

          (vi) Governmental Proceedings and Notices. Neither Borrower nor the Facility is currently the subject of any proceeding by any Governmental Authority, and no notice of any violation has been received from a Governmental Authority that would, directly or indirectly, or with the passage of time:

               (a) affect Borrower's ability to accept and/or retain patients or result in the imposition of a fine, a sanction, a lower rate certification or a lower reimbursement rate for services rendered to eligible patients;

               (b) modify, limit or annul or result in the transfer, suspension, revocation or imposition of probationary use on any License;

               (c) affect Borrower's continued participation in the Medicaid or Medicare programs or any other of the Third Party Payors' Programs, or any successor programs thereto, at current rate certifications.

          (vii) Physical Plant Standards. The Facility and the use thereof complies in all respects with all local, state and federal building codes, fire codes, health care, psychiatric facility and other similar regulatory requirements (the "Physical Plant Standards") and no waivers of Physical Plant Standards exist at the Facility.

          (viii) Past Violations. The Facility has not received a material violation. The Facility is in compliance with all federal and state laws and regulations relating to, as applicable, psychiatric hospitals and no statement of charges or deficiencies has been made or penalty enforcement action has been undertaken against the Facility or against Borrower or any partner, member, officer, director or stockholder of Borrower by any Governmental Authority, and there have been no violations which have threatened the Facility's or Borrower's certification for participation in Medicare or Medicaid or the other Third Party Payors' Programs.

          (ix) Audits. There are no current, pending or outstanding Medicaid, Medicare or Third Party Payors' Programs reimbursement audits or appeals pending at the Facility, and there are no years that are subject to audits.

          (x) Recoupment. There are no current or pending Medicaid or Medicare or Third Party Payors' Programs recoupment efforts at the Facility. Borrower is not a participant in any federal program whereby any Governmental Authority may have the right to recover funds by reason of the advance of federal funds, including, without limitation, those authorized under the Hill-Burton Act (42 U.S.C. 291, et seq.).

          (xi) Pledges of Receivables. Except pursuant to the Receivables Purchase Agreement, Borrower has not pledged its receivables as collateral security for any other loan or indebtedness.

          (xii) Patient Care Agreements. There are no patient or resident care agreements with patients or residents or with any other persons which deviate in any respect from the standard form customarily used at the Facility.

          (xiii)    Patient  Records.    All  patient or resident records at the
Facility, including patient or resident trust fund accounts, are true and correct in all respects.

          (xiv) Management Agreement. In the event any management agreement is terminated or in the event of foreclosure or other acquisition of the Facility by the Lender, neither Borrower, Lender nor any subsequent purchaser must obtain a CON prior to applying for and receiving a license to operate the Facility or prior to receiving Medicare or Medicaid payments.

     Section 4.2. Survival of Representations and Warranties. Borrower agrees that (1) all of the representations and warranties of Borrower set forth in this Agreement and in the other Loan Documents delivered on the Closing Date are made as of the Closing Date (except as expressly otherwise provided) and (ii) all representations and warranties made by Borrower shall survive the delivery of the Note and continue for so long, as any amount remains owing to Lender under this Agreement, the Note or any of the other Loan Documents; provided, however, that the representations, warranties and covenants set forth in Section
4.1(b)(U) and Sections 5.1(D) through 5.1(I) inclusive shall survive in perpetuity. All representations, warranties, covenants and agreements made in this Agreement or in the other Loan Documents shall be deemed to have been relied upon by Lender notwithstanding any investigation heretofore or hereafter made by Lender or on its behalf.

     ARTICLE  V

     AFFIRMATIVE  COVENANTS

     Section 5.1. Borrower Covenants. Borrower covenants and agrees that, from the date hereof and until payment in full of the Indebtedness:

     (A) Existence; Compliance with Legal Requirements: Insurance. Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its Entity existence, rights, licenses, Permits and franchises necessary for the conduct of its business and comply in all respects with all applicable Legal Requirements and Insurance Requirements applicable to it and the Facility. Borrower shall notify Lender promptly of any written notice or order that Borrower receives from any Governmental Authority relating to Borrower's failure to comply with such applicable Legal Requirements relating to Borrower's Facility and promptly take any and all actions necessary to bring its operations at the Facility into compliance with such applicable Legal Requirements (and shall fully comply with the requirements of such Legal Requirements that at any time are applicable to its operations at the Facility) provided, that Borrower at its expense may, after prior notice to the Lender, contest by appropriate legal, administrative or other proceedings conducted in good faith and with due diligence, the validity or application, in whole or in part, of any such applicable Legal Requirements as long as (i) neither the applicable Collateral nor any part thereof or any interest therein, will be sold, forfeited or lost if Borrower pays the amount or satisfies the condition being contested, and Borrower would have the opportunity to do so, in the event of Borrower's failure to prevail in the contest, (ii) Lender would not, by virtue of such permitted contest, be exposed to any risk of any civil liability for which Borrower has not furnished additional security as provided in clause
(iii) below, or to any risk of criminal liability, and neither the applicable Collateral nor any interest therein would be subject to the imposition of any Lien as a result of the failure to comply with such Legal Requirement or of such proceeding and (iii) Borrower shall have furnished to the Lender additional security in respect of the claim being contested or the loss or damage that may result from Borrower's failure to prevail in such contest in such amount as may be reasonably requested by Lender but in no event less than one hundred and twenty five percent (1251/c) of the amount of such claim. Borrower shall at all times maintain, preserve and protect all franchises and trade names and preserve all the remainder of its property necessary for the continued conduct of its business and keep the Facility in good repair, working order and condition, except for reasonable wear and use, and from time to time make, or cause to be made, all necessary repairs, renewals, replacements, betterments and improvements thereto, all as more fully provided in the Mortgage. Borrower shall keep the Facility insured at all times, by financially sound and reputable insurers, to such extent and against such risks, and maintain liability and such other insurance, as is more fully provided herein and in the Mortgage.

     (B) Impositions and Other Claims. Borrower shall pay and discharge or cause to be paid and discharged all Impositions, as well as all lawful claims for labor, materials and supplies or otherwise, which could become a Lien, all as more fully provided in, and subject to any rights to contest contained in, the Mortgage.

     (C) Litigation. Borrower shall give prompt written notice to Lender of any litigation or governmental proceedings pending or threatened against Borrower which is reasonably likely to have a Material Adverse Effect.

     (D)          Environmental  Remediation.

          (i) If any investigation, site monitoring, cleanup, removal, abatement, restoration remedial work or other response action of any kind or nature is required pursuant to an order or directive of any Governmental Authority or under any applicable Environmental Law (collectively, the "Remedial Work"), because of or in connection with the (x) past, present or future presence, suspected presence, Release or threatened Release of a Hazardous substance at, on, in, under or from the Facility or any portion thereof or (y) violation of or compliance with applicable Environmental Laws, Borrower shall promptly commence and diligently prosecute to completion all such Remedial Work. In all events, such Remedial Work shall be commenced within the time period ordered or directed by such Governmental Authority or such shorter period as may be required under any applicable Environmental Law; provided, however, that Borrower shall not be required to commence such Remedial Work within the above specified time periods: (x) if prevented from doing so by any Governmental Authority, (y) if commencing such Remedial Work within such time periods would result in Borrower or such Remedial Work violating any Environmental Law or (z) if Borrower, at its expense and after prior notice to Lender, is contesting by appropriate legal, administrative or other proceedings, conducted in good faith and with due diligence, the need to perform Remedial Work, as long as (1) Borrower is permitted by the applicable Environmental Laws to delay performance of the Remedial Work pending such proceedings, (2) neither Borrower's Facility nor any part thereof or interest therein will be sold, forfeited or lost if Borrower performs the Remedial Work being contested, and Borrower would have the opportunity to do so, in the event of Borrower's failure to prevail in the contest, (3) Lender would not, by virtue of such permitted contest, be exposed to any risk of any civil liability for which Borrower has not furnished additional security as provided in clause 4 below, or to any risk of criminal liability, and neither the Facility nor any interest therein would be subject to the imposition of any Lien for which Borrower has not furnished additional security as provided in clause 4 below, as a result of the failure to perform such Remedial Work and (4) Borrower shall have furnished to Lender additional security in respect of the Remedial Work being contested and the loss or damage that may result from Borrower's failure to prevail in such contest in such amount as may be reasonably requested by Lender but in no event less than 125% of the cost of such Remedial Work and any loss or damage that may result from Borrower's failure to prevail in such contest.

          (ii) All Remedial Work under clause (i) above shall be performed by contractors, and under the supervision of a consulting environmental Engineer, each approved in advance by Lender which approval will not be unreasonably withheld or delayed. All costs and expenses incurred in connection with such Remedial Work shall be paid by Borrower. If Borrower does not timely commence and diligently prosecute to completion the Remedial Work, Lender may (but shall not be obligated to), upon sixty (60) days prior written notice to Borrower of its intention to do so, cause such Remedial Work to be performed. Borrower shall pay or reimburse Lender on demand for all Advances (as defined in the Mortgage) and expenses (including reasonable attorneys' fees and disbursements) relating to or incurred by Lender in connection with monitoring, reviewing or performing any Remedial Work in accordance herewith.

          (iii) Unless otherwise required by law, Environmental Laws or any Governmental Authority, Borrower shall not commence any Remedial Work under clause (i) above, nor enter into any settlement agreement, consent decree or other compromise relating to any Hazardous Substances or Environmental Laws which is reasonably likely to have a Material Adverse Effect. Notwithstanding the foregoing, if the presence or threatened presence or Release of Hazardous Substances at, on, in, under, from or about Borrower's Facility poses an immediate threat to the health, safety or welfare of any Person or the environment, or is of such a nature that an immediate response is necessary, Borrower may complete all necessary Remedial Work. In such events, Borrower shall notify Lender as soon as practicable and, in any event, within three Business Days, of any action taken.

     (E)          Environmental  Matters:  Inspection.

          (i) Borrower shall not cause, allow or authorize a Hazardous Substance to be present at, on, in, under or to emanate from the Facility, or migrate from adjoining property controlled by Borrower onto or into the Facility, except under conditions permitted by applicable Environmental Laws and, in the event that such Hazardous Substances are present at, on, in, under or emanate from the Facility, or migrate onto or into the Facility, Borrower shall cause the performance of Remedial Work, removal or remediation of such Hazardous Substances, in accordance with this Agreement and Environmental Laws. Borrower shall use best efforts to prevent, and to seek the remediation of, any migration of Hazardous Substances onto or into Borrower's Facility from any adjoining property.

          (ii) Upon prior written notice to Borrower, Lender shall have the right at all reasonable times to enter upon and inspect all or any portion of the Facility. If Lender has reason to believe that Remedial Work may be required, Lender may select or may require Borrower to select a consulting environmental Engineer reasonably satisfactory to Lender to conduct and prepare environmental reports assessing the environmental condition of the Facility. Lender shall be given a reasonable opportunity to review any reports, data and other documents or materials reviewed or prepared by the environmental Engineer. The inspection rights granted to Lender in this Section 5.1(E) shall be in addition to, and not in limitation of, any other inspection rights granted to Lender in the Loan Documents, and shall expressly include the right (if Lender suspects that Remedial Work may be required) to conduct or require Borrower to conduct soil borings, establish ground water monitoring wells and conduct other customary environmental tests, assessments and audits.

          (iii) Borrower agrees to bear and shall pay or reimburse Lender on demand for all sums advanced and expenses incurred (including reasonable attorneys' fees and disbursements, but excluding internal overhead, administrative and similar costs of Lender) relating to, or incurred by Lender in connection with, the inspections and reports described in this Section 5.1(E) in the following situations:

               (x) If Lender has grounds to believe, at the time any such inspection is ordered, that there exists an occurrence or condition that could lead to an Environmental Claim;

               (y) If any such inspection reveals an occurrence or condition that could lead to an Environmental Claim; or

               (z) If an Event of Default with respect to the Facility exists at the time any such inspection is ordered, and such Event of Default relates to any representation, covenant or other obligation pertaining to Hazardous Substances, Environmental Laws or any other environmental matter.

     (F) Environmental Notices. Borrower shall promptly provide notice to Lender of:

          (i) any Environmental Claim asserted or threatened (in writing,) by any Governmental Authority or other Person with respect to any Hazardous Substance at, on, in, under or emanating from Borrower's Facility, which could reasonably be expected to impair the value of Lender's interests hereunder or have a Material Adverse Effect;

          (ii) any Environmental Claim or proceeding, investigation or inquiry commenced or threatened in writing by any Person or Governmental Authority, against Borrower, with respect to the presence, suspected presence, Release or threatened Release of Hazardous Substances from or onto, in or under any property not owned by Borrower, including, without limitation, proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. 9601, etc., which could reasonably be expected to impair the value of Lender's security interests hereunder or have a Material Adverse Effect;

          (iii) all Environmental Claims asserted or threatened against Borrower, against any other party, occupying any Facility or any portion thereof which become known to Borrower, or against the Facility, which could reasonably be expected to impair the value of Lender's security interests hereunder or have a Material Adverse Effect;

          (iv) the discovery by Borrower of any occurrence or condition on any Facility or on any real property adjoining or in the vicinity of the Facility which could reasonably be expected to lead to an Environmental Claim against Borrower or Lender which such Environmental Claim is reasonably likely to have a Material Adverse Effect; and

          (v)    the  commencement  or  completion  of  any  Remedial  Work.

     (G) Copies of Notices. Borrower shall immediately transmit to Lender copies of any citations, orders, notices or other written communications received from any Person or any Governmental Authority and any notices, reports or other written communications submitted to any Governmental Authority with respect to the matters described in Section 5.1(F).

     (H) Environmental Claims. Lender and/or, to the extent authorized by Lender if applicable, the Deed of Trust Trustee may join and participate in, as a party if Lender so determines, any legal or administrative proceeding or action concerning the Facility or any portion thereof under any Environmental Law, if, in Lender's reasonable judgment, the interests of Lender or the Deed of Trust Trustee, will not be adequately protected by Borrower. Borrower agrees to bear and shall pay or reimburse Lender and the Deed of Trust Trustee on demand for all reasonable sums advanced and reasonable expenses incurred (including reasonable attorneys' fees and disbursements) and the Deed of Trust Trustee, incurred by Lender and the Deed of Trust Trustee in connection with any such action or proceeding.

     (I) Indemnification. Borrower agrees to indemnify, reimburse, defend (with counsel satisfactory to Lender, at Lender's election) and hold harmless Lender and any Deed of Trust Trustee, for, from, and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including, without limitation, interest, penalties, consequential damages, attorneys' fees, disbursements and expenses, and consultants' fees, disbursements and expenses, including costs of Remedial Work (collectively, "Losses") asserted against, resulting to, imposed on, or incurred by Lender or any Deed of Trust Trustee, directly or indirectly, in connection with any of the following:

          (i) events, circumstances, or conditions which are alleged to, or do, form the basis for an Environmental Claim;

          (ii) the presence, Use or Release of Hazardous Substances at, on, in, under or from the Facility, which presence, Use or Release requires or could require Remedial Work;

          (iii) any Environmental Claim against Borrower, Lender, Deed of Trust Trustee or any Person whose liability for such Environmental Claim Borrower has or may have assumed or retained either contractually or by operation of law; or

          (iv) the breach of any representation, warranty or covenant set forth in Section 4.1(b)(U) and Sections 5.1(D) through 5.1(I), inclusive.

     Nothing in this Section 5.1(I) shall be deemed to deprive Lender of any rights or remedies provided to it elsewhere in this Agreement or the other Loan Documents or otherwise available to it under law. Borrower waives and releases Lender and any Deed of Trust Trustee from any rights or defenses Borrower may have under common law or Environmental Laws for liability arising from or resulting from the presence, Use or Release of Hazardous Substances except to the extent directly and solely caused by the fraud or willful misconduct of Lender or Deed of Trust Trustee.

     (J) Access to Facility. Borrower shall permit agents, representatives and employees of Lender to inspect the Facility or any part thereof at such reasonable times as may be requested by Lender upon advance notice.

     (K) Notice of Default. Borrower shall promptly advise Lender of any material adverse change in Borrower's condition, financial or otherwise, or of the occurrence of any Default or Event of Default, or notice of any defaults under the Receivables Purchase Agreement, Servicing Agreement, or the Affiliate Lease.

     (L) Cooperate in Legal Proceeding. Except with respect to any claim by Borrower against Lender, Borrower shall cooperate with Lender with respect to any proceedings before any Governmental Authority which may in any way affect the rights of Lender hereunder or any rights obtained by Lender under any of the Loan Documents and, in connection therewith, not prohibit Lender, at its election, from participating in any such proceedings.

     (M) Perform Loan Documents. Borrower shall observe, perform and satisfy all the terms, provisions, covenants and conditions required to be observed, performed or satisfied by it, and shall pay when due all costs, fees and expenses required to be paid by it, under the Loan Documents executed and delivered by Borrower.

     (N) Insurance Benefits. Borrower shall cooperate with Lender in obtaining for Lender the benefits of any Insurance Proceeds lawfully or equitably payable to Lender in connection with the Facility, and Lender shall be reimbursed for any expenses incurred in connection therewith (including, reasonable attorneys' fees and disbursements) and the payment by Borrower of the expense of an Appraisal on behalf of Lender in case of a fire or other casualty affecting the Facility or any part thereof out of such Insurance Proceeds, all as more specifically, provided in the Mortgage.

     (O) Further Assurances. Borrower shall, at Borrower's sole cost and expense:

          (i) upon Lender's request therefor given from time to time after the occurrence of any Default or Event of Default pay for (a) reports of UCC, federal tax lien, state tax lien, judgment and pending litigation searches with respect to Borrower and (b) searches of title to the Facility, each such search to be conducted by search firms reasonably designated by Lender in each of the locations reasonably designated by Lender.

          (ii) furnish to Lender all instruments, documents, boundary surveys, footing or foundation surveys, certificates, plans and specifications, Appraisals, title and other insurance reports and agreements, and each and every other document, certificate, agreement and instrument required to be furnished pursuant to the terms of the Loan Documents;

          (iii) execute and deliver to Lender such documents, instruments, certificates, assignments and other writings, and do such other acts necessary, to evidence, preserve and/or protect the Collateral at any time securing or intended to secure the Note, as Lender may require in Lender's discretion; and

          (iv) do and execute all and such further lawful acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Agreement and the other Loan Documents, as Lender shall require from time to time in its discretion.

     (P) Management of Mortgaged Property. If an Event of Default occurs, then the Facility will be managed at all times by a manager acceptable to Lender if Lender so directs in its sole and absolute discretion. Any management agreement shall be terminated by Borrower, at Lender's request, upon twenty (20) days prior written notice to Borrower and manager. In the event that a manager is terminated pursuant hereto and an Event of Default continues without one, Borrower shall immediately seek to appoint a replacement manager acceptable to Lender in Lender's sole discretion, and Borrower's failure to appoint such an acceptable manager within 30 days of Lender's request of Borrower to terminate the management agreement shall constitute an immediate Event of Default, unless Lender has notified Borrower of Lender's intent to appoint a successor manager. Upon such notice, Lender may select a successor manager, to perform management services determined by Lender. Except for a manager appointed by Lender,
Borrower  may  from  time  to  time  appoint  a  successor manager to manage the
Facility which successor manager shall be approved in writing by Lender in Lender's discretion. Notwithstanding the foregoing, any successor manager selected hereunder by Lender or Borrower to serve as manager shall be a reputable management company having at least seven years' experience in the management of commercial properties with similar uses as the Facility and in the jurisdiction in which the Facility is located and management fees equivalent to the fees paid to other managers of similar facilities.

     (Q)          Financial  Reporting.

          (i) Borrower shall keep and maintain or shall cause to be kept and maintained on a Fiscal Year basis, in accordance with GAAP, books, records and accounts reflecting in reasonable detail all of the financial affairs of Borrower and all items of income and expense in connection with the operation of the Facility and in connection with any services, equipment or furnishing's provided in connection with the operation of the Facility. Lender, at Lender's cost and expense, whether such income or expense may be realized by Borrower or by any other Person whatsoever, shall have the right from time to time and at all times during normal business hours upon reasonable prior written notice to Borrower to examine such books, records and accounts at the office of Borrower or other Person maintaining such books, records and accounts and to make such copies or extracts thereof as Lender shall desire. After the occurrence of an Event of Default, with respect to the Facility, Borrower shall pay any costs and expenses incurred by Lender to examine any and all of Borrower's books, records and accounts as Lender shall determine in Lender's sole discretion to be necessary or appropriate in the protection of Lender's interest.

          (ii) Borrower shall furnish to Lender annually within ninety (90) days following the end of each Fiscal Year, a true, complete and correct copy of Borrower's financial statement audited by Schiffman, Hughes, Brown or a Big Six Accounting Firm or other firm acceptable to Lender in Lender's sole discretion which shall (a) be in form and substance acceptable to Lender in Lender's sole discretion, (b) be prepared in accordance with GAAP, (c) include, without limitation, a statement of operations (profit and loss), a statement of cash flows, a calculation of net operating income, a consolidated balance sheet, an aged accounts receivable report and such other information or reports as shall be reasonably requested by Lender, (d) be accompanied by an Officer's Certificate from a senior executive of Borrower certifying as of the date thereof (x) that such statement is true, correct, complete and accurate and fairly reflects the results of operations and financial condition of Borrower for the relevant period, and (y) notice of whether there exists an Event of Default or Default, and if such Event of Default or Default exists, the nature thereof, the period of time it has existed and the action then being taken to remedy same and (e) be accompanied by an opinion from an Independent certified public accountant acceptable to Lender in Lender's sole discretion.

          (iii) Borrower shall furnish to Lender annually within forty (40) days following the end of each Fiscal Year, a true, complete and correct copy of Borrower's unaudited financial statement which shall (a) be in form and substance acceptable to Lender in Lender's sole discretion, (b) be prepared in accordance with GAAP, (c) include, without limitation, a statement of operations (profit and loss), a statement of cash flows, a calculation of net operating income, a consolidated balance sheet, an aged accounts receivable report and such other information or reports as shall be reasonably requested by Lender and
(d) be accompanied by an Officer's Certificate from a senior executive of Borrower certifying as of the date thereof (x) that such statement is true, correct, complete and accurate and fairly reflects the results of operations and financial condition of Borrower for the relevant period, and (y) notice of whether there exists an Event of Default or Default, and if such Event of Default or Default exists, the nature thereof, the period of time it has existed and the action then being taken to remedy same.

          (iv) Borrower shall furnish to Lender within twenty (20) days following the end of each calendar month, a true, correct and complete monthly unaudited financial statement which shall (a) be in form and substance acceptable to Lender in Lender's sole discretion, (b) be prepared in accordance with GAAP, (c) include, without limitation, a statement of operations (profit and loss), a statement of cash flows, a calculation of net operating income, a consolidated balance sheet, an aged accounts receivable report and such other information or reports as shall be reasonably requested by Lender (d) and a reconciliation of the monthly financial statement results with the Annual Operating Budget and (e) be accompanied by an Officer's Certificate from a senior executive of Borrower certifying as of the date thereof (x) that such statement is true, correct, complete and accurate and fairly reflects the results of operations and financial condition of Borrower for the relevant period, and (y) notice of whether there exists an Event of Default or Default, and if such Event of Default or Default exists, the nature thereof, the period of time it has existed and the action then being taken to remedy same.

          (v) Borrower shall furnish to Lender, within twenty (20) days following the end of each calendar month, a true, complete and correct rent roll and occupancy report and such other occupancy and rate statistics as Lender shall request in Lender's discretion. Each such document shall (a) be in form and substance acceptable to Lender in Lender's sole discretion, and (b) be accompanied by an Officer's Certificate from a senior executive of Borrower certifying as of the date thereof (x) that such statement is true, correct, complete and accurate and (y) notice of whether there exists an Event of Default or Default, and if such Event of Default or Default exists, the nature thereof, the period of time it has existed and the action then being taken to remedy same.

          (vi) Borrower shall furnish to Lender, within ten (10) Business Days upon request such further information with respect to the operation of the Facility and the financial affairs of Borrower as may be requested by Lender, including without limitation all business plans prepared for Borrower.

          (vii) Borrower shall furnish to Lender, within ten (10) Business Days after request, such further information regarding any Plan or Multiemployer reports and all expenses, audit reports or inquiries with respect to such reports; and

          (viii) Borrower shall, concurrently with Borrower's delivery to Lender, provide a copy of the items required to be delivered to Lender under this Section 5.1(Q) to any servicer and/or special servicer that may be retained in conjunction with the Loan. Borrower shall furnish to Lender written notice, within two (2) Business Days after receipt by Borrower, of any Rents, Money or other items of Gross Revenue that Borrower is not required by this Agreement to deposit in the Collection Account, Cash Collateral Account or the Security Deposit Account, together with such other documents and materials relating to such Rents, Money or other items of Gross Revenue as Lender requests in Lender's discretion.

          (ix) Borrower shall provide Lender with updated information (satisfactory to Lender in Lender's discretion) concerning the Basic Carrying Costs for the next succeeding Fiscal Year prior to the termination of each Fiscal Year.

          (x) Borrower shall furnish to Lender such other financial information with respect to Borrower or Manager as Lender may request (including, without limitation, in the case of a prepayment pursuant to Section 2.11, a review by a third party acceptable to Lender, of the calculations required to be made pursuant to Section 2.11).

          (xi) Borrower shall furnish or shall cause to be furnished to Lender, within five (5) days of receipt by Borrower, any and all notices (regardless of form) from any licensing and/or certifying agency that any License of the Facility or the Medicare or Medicaid certification of the Facility is being downgraded to a substandard category, revoked, or suspended, or that action is pending or being considered to downgrade to a substandard category, revoke, or suspend any License or certification;

          (xii) Borrower shall furnish to Lender, within ten (10) Business Days of the date of the required filing of cost reports for the Facility with the Medicaid agency or the date of actual filing of such cost report of the Facility with such agency, whichever is earlier, a complete and accurate copy of the annual Medicaid cost report for the Facility, which will be prepared by an Independent certified public accountant or by an experience cost report preparer acceptable to Lender, and promptly furnish Lender any amendments filed with respect to such

          (xiii) Borrower shall furnish to Lender, within five (5) Business Days of receipt, a copy of any Medicare, Medicaid or other licensing agency survey or report and any statement of deficiencies, and within the time period required by the particular agency for furnishing a plan of correction also shall furnish or cause to be furnished to Lender a copy of the plan of correction generated from such survey or report for the Facility, and correct or cause to be corrected any deficiency, the curing of which is a condition of continued licensure or for full participation in Medicare and Medicaid for existing patients or for new patients to be admitted with Medicare or Medicaid coverage, by the date required for cure by such agency (plus extensions granted by such agency).

     (R) Conduct of Business. Borrower shall cause the operation of the Facility to be conducted at all times in a manner consistent with at least the level of operation of the Facility as of the Closing Date, including, without limitation, the following:

          (i) to maintain or cause to be maintained the standard of operations at Borrower's Facility at all times at a level necessary to insure a level of quality for the Facility consistent with similar facilities in the same competitive market;

          (ii) to operate or cause to be operated the Facility in a prudent manner in compliance in all respects with applicable Legal Requirements and Insurance Requirements relating thereto and cause all licenses, Permits, and any other agreements necessary for the continued use and operation of the Facility to remain in effect; and

          (iii) to maintain or cause to be maintained sufficient Inventory and Equipment of types and quantities at the Facility to enable Borrower to operate the Facility.

     (S)          Intentionally  Omitted.

     (T) ERISA. Borrower shall deliver to Lender as soon as possible, and in any event within ten days after Borrower knows or has reason to believe that any of the events or conditions specified below with respect to any Plan or Multiemployer Plan has occurred or exists, a statement signed by a senior financial officer of Borrower setting forth details respecting such event or condition and the action, if any, that Borrower or its ERISA Affiliate proposes to take with respect thereto (and a copy of any report or notice required to be filed with or given to PBGC by Borrower or an ERISA Affiliate with respect to such event or condition):

          (i) any reportable event, as defined in Section 4043(b) of ERISA and the regulations issued thereunder, with respect to a Plan, as to which PBGC has not by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days of the occurrence of such event (provided that a failure to meet the minimum funding standard of Section 412 of the Code or Section 302 of ERISA. including, without limitation, the failure to make on or before its due date a required installment under Section 412(m) of the Code or Section 302(e) of ERISA, shall be a reportable event regardless of the issuance of any waivers in accordance with Section 412(d) of the Code); and any request for a waiver under Section 412(d) of the Code for any Plan;

          (ii) the distribution under Section 4041 of ERISA of a notice of intent to terminate any Plan or any action taken by Borrower or an ERISA Affiliate to terminate any Plan;

          (iii) the institution by PBGC of proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by Borrower or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by PBGC with respect to such Multiemployer Plan;

          (iv) the complete or partial withdrawal from a Multiemployer Plan by Borrower or any ERISA Affiliate that results in liability under Section 4201 or 4204 of ERISA (including the obligation to satisfy secondary liability as a result of a purchaser default) or the receipt by Borrower or any ERISA Affiliate of notice from a Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA or that it intends to terminate or has terminated under Section 4041A of ERISA;

          (v) the institution of a proceeding by a fiduciary of any Multiemployer Plan against Borrower or any ERISA Affiliate to enforce Section 515 of ERISA, which proceeding is not dismissed within 30 days,

          (vi)    the  adoption  of  an  amendment to any Plan that, pursuant to
Section 401(a)(29) of the Code or Section 307 of ERISA, would result in the loss of tax-exempt status of the trust of which such Plan is a part if Borrower or an ERISA Affiliate fails to timely provide security to the Plan in accordance with the provisions of said Sections; and

          (vii) the imposition of a lien or a security interest in connection with a Plan.

     (U)          Intentionally  Deleted.

     (V) Trade Indebtedness. Borrower will pay its trade payables within sixty (60) days of the date incurred, unless Borrower is in good faith contesting Borrower's obligation to pay such trade payables in a manner satisfactory to Lender (which may include Lender's requirement that Borrower post security with respect to the contested trade payable).

     (W)          Intentionally  Deleted.

     (X)          Use  Specific  Covenants.    Borrower  shall:

          (1) operate the Facility in full compliance with the laws and requirements referred to in Section 4.1(b)(AK)(i);

          (2) operate the Facility or cause the Facility to be operated in a manner such that the Licenses shall remain in full force and effect; and

          (3) comply with all requirements for participation in Medicare and Medicaid and any Third Party Payors Programs, and shall keep in full force and effect a current provider agreement under Medicare and Medicaid and each of the Third Party Payors.

     (Y) Annual Operating Budgets. Borrower shall submit to Lender Annual Operating Budgets at those times and in such form and substance as set forth in the definition of "Annual Operating Budget" in this Agreement.

     (Z)          Use  Specific  Performance  Covenants:

          (i) Within 60 days after the Closing Date, Borrower shall obtain all governmental licenses, permits, regulatory agreements or other approvals or agreements necessary or desirable for the use or operation of the Facility as intended by Borrower, in compliance with the rules and regulations of DOH for at least 120 beds ("Licenses"):

          (ii) Within 30 days after the Closing Date, Borrower shall obtain a provider agreement which is in full force and effect under Medicare;

          (iii) Within 30 days after the Closing Date, Borrower shall obtain confirmation that the "out-of-service" contract for a 30 day period from Community Behavioral Health ("CBH") with a rate of no less than $435 per patient/day for inpatient treatment shall continue to renew until the earlier of
(a) receipt by Borrower of a final referral and reimbursement contract from CBH or (b) Borrower's violation of the terms and requirements of Medicaid and CBH requirements.

          (iv) Within 60 days after the Closing Date, Borrower shall obtain referral and reimbursement contracts from Merit, Greenspring, and Independence Blue Cross.

          (v) Within 180 days after the Closing Date, Borrower shall obtain a provider agreement which is in full force and effect under Medicaid and final contract with CBH.

     (AA) Borrower shall within 30 days after the Closing Date provide to Lender a copy of an environmental operations and maintenance manual in form and substance satisfactory to Lender in its sole discretion, covering such items as Lender may identify, including, without limitation, the presence of asbestos, and the presence of lead based paint, and Borrower shall comply with the requirements of the program set forth in such manual.


     ARTICLE  VI
     NEGATIVE  COVENANTS

     Section 6. 1. Borrower - Negative Covenants. Borrower covenants and agrees that, until payment in full of the Indebtedness, it will not do, directly or indirectly, any of the following unless Lender consents thereto in writing:

     (A) Liens on the Mortgaged Property. Incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Lien with respect to Borrower's Facility, except: (i) Liens in favor of Lender, and (ii) the Permitted Encumbrances.

     (B) Transfer. Except as expressly permitted by or pursuant to this Agreement or the Mortgage, or except as otherwise approved by Lender in writing in Lender's sole discretion, allow any Transfer to occur, or enter into a management agreement with respect to Borrower's Facility.

     (C) Other Borrowings. Incur, except for the Receivables Purchase Agreement and unsecured trade payables incurred in the ordinary course of business relating to the ownership and operation of Borrower's Facility which do not exceed, at any time, a maximum amount of one percent (1%) of the Loan Amount and are paid within thirty (30) days of the date incurred, create, assume, become or be liable in any manner with respect to Other Borrowings. In the event of a change of the Receivables Purchaser within the provisions permitted by this Agreement, Lender will, if requested, sign a subordination agreement in the same form as signed on or about the date hereof by Lender.

     (D) No Dividends. Distribute, transfer, pay, disburse or in any other way make a Dividend.

     (E) Change In Business. Cease to be a Single-Purpose Entity or make any material change in the scope or nature of its business objectives, purposes or operations, or undertake or participate in activities other than the continuance of its present business.

     (F) Debt Cancellation. Cancel or otherwise forgive or release any material claim or debt owed to Borrower by any Person, except for adequate consideration or in the ordinary course of Borrower's business.

     (G) Affiliate Transactions. Except for the Affiliate Lease and except for Permitted Transfers, enter into, or be a party to, any transaction with an Affiliate of Borrower, except in the ordinary course of business and on terms which are no less favorable to Borrower or such Affiliate than would be obtained in a comparable arm's length transaction with an unrelated third party, and, if the amount to be paid to the Affiliate pursuant to the transaction or series of related transactions is greater than $50,000 (determined annually on an aggregate basis) fully disclosed to Lender in advance.

     (H) Creation of Easements. Create, or permit Borrower's Facility or any part thereof to become subject to, any easement, license or restrictive covenant, other than a Permitted Encumbrance.

     (I) Misapplication of Funds. Distribute any Rents or Money received from Accounts in violation of the provisions of Section 2.12.

     (J) Certain Restrictions. Enter into any agreement which expressly restricts the ability of Borrower to enter into amendments, modifications or waivers of any of the Loan Documents.

     (K) Issuance of Equity Interests. Issue or allow to be created any stocks or shares or shareholder, partnership or membership interests, as applicable, or other ownership interests other than the stocks, shares, shareholder, partnership or membership interests and other ownership interests which are outstanding or exist on the Closing Date or any security or other instrument which by its terms is convertible into or exercisable or exchangeable for stock, shares, shareholder, partnership or membership interests or other ownership interests in Borrower.

     (L) Assignment of Licenses and Permits. Assign or transfer any of its interest in any Permits pertaining to Borrower's Facility, or assign, transfer or remove or permit any other Person to assign, transfer or remove any records pertaining to the Facility without Lender's prior written consent which consent may be granted or refused in Lender's sole discretion.

     (M) Place of Business. Change its chief executive office or its principal place of business or place where its books and records are kept without giving Lender at least thirty (30) days' prior written notice thereof and promptly providing Lender such information as Lender may reasonably request in connection therewith.

     (N)          Use  Specific  Negative  Covenants.    Borrower  shall  not:

          (1) transfer any License to any location other than the Facility nor pledge any License as collateral security for any other loan or indebtedness;

          (2) rescind, withdraw, revoke, amend, modify, supplement, or otherwise alter the nature, tenor or scope of any License for the Facility;

          (3) amend or otherwise change the Facility's authorized bed capacity and/or the number of beds approved by the DOH,

          (4) replace or transfer all or any part of the Facility's beds to another site or location;

          (5) jeopardize in any manner Borrower's participation with any Third-Party Payors' Programs to which Borrower is subject as of the Closing Date;

          (6) except pursuant to the express terms of the Receivables Purchase Agreement, pledge any receivables as collateral security for any other loan or indebtedness;

          (7) enter into any patient or resident care agreements with patients or residents or with any other persons which deviate in any respect from the standard form customarily used at the Facility;

          (8) change the terms of any of the Third Party Payors' Programs or its normal billing payment or reimbursement policies and procedures with respect thereto (including without limitation the amount and timing of finance charges, fees and write-offs); or

          (9) amend, modify, supplement, extend or otherwise change the Affiliate Lease, or Receivables Purchase Agreement.

          (10) Pay to CoreCare Systems, Inc. and its employees any amounts exceeding $25,000 per month in aggregate, and in any event, all sums paid by Borrower to CoreCare shall be solely for direct costs of management of the Facility.

     (O) Limitations on Ownership and Activities of Borrower. Borrower and Sublandlord Contributor covenant that:

          (i) neither Borrower nor Sublandlord Contributor shall merger into any other entity; and

          (ii) neither Borrower nor Sublandlord Contributor shall engage in any activity not directly related to the Facility, except for Borrower's activities under the Quakertown Agreement.


     ARTICLE  VII
     DEFAULT

     Section  7.1.  Event  of  Default.    The  occurrence of one or more of the
following  events  shall  be  an  "Event  of  Default  hereunder:

          (i) if on any Payment Date the funds in the Debt Service Payment Sub-Account are insufficient to pay the Required Debt Service Payment due on such Payment Date;

          (ii) if on any Payment Date Borrower fails to pay the Required Debt Service Payment due on such Payment Date;

          (iii) if Borrower fails to pay the outstanding Indebtedness on the Maturity Date;

          (iv) if on any Payment Date Borrower fails to pay the Basic Carrying Costs Monthly Installment due on such Payment Date;

          (v) if on the date any payment of a Basic Carrying Cost would become delinquent, the funds in the Basic Carrying Costs Sub-Account required to be reserved pursuant to Section 2.12(g) together with any funds in the Cash Collateral Account not allocated to another Sub-Account are insufficient to make such payment;

          (vi) the occurrence of the events identified elsewhere in the Loan Documents as constituting an "Event of Default" hereunder or thereunder;

          (vii) a Transfer, unless the prior written consent of Lender is obtained (which consent may be withheld with or without cause in Lender's discretion);

          (viii) if Borrower or Sublandlord Contributor fails to pay any other amount payable pursuant to this Agreement or any other Loan Document when due and payable in accordance with the provisions hereof or thereof, as the case may be;

          (ix) if any representation or warranty made herein or in any other Loan Document, or in any report, certificate, financial statement or other Instrument, agreement or document furnished by Borrower or Sublandlord
Contributor in connection with this Agreement, the Note or any other Loan Document executed and delivered by Borrower or Sublandlord Contributor, shall be false in any material respect, as of the date such representation or warranty was made or remade;

          (x) if Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners or members, as applicable, makes an assignment for the benefit of creditors;

          (xi) if a receiver, liquidator or trustee shall be appointed for Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners, members or shareholders, as applicable or if Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners, members or shareholders, as applicable, shall be adjudicated as bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by or against, consented to, or acquiesced in by Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners, members or shareholders, as applicable, or if any proceeding for the dissolution or liquidation of Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners, members or shareholders, as applicable, shall be instituted; provided, however, that if such appointment, adjudication, petition or proceeding was involuntary and not consented to by Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners, members or shareholders, as applicable, as the case may be, upon the same not being discharged, stayed or dismissed within 90 days; or if Borrower or Sublandlord Contributor or any of Borrower's or Sublandlord Contributor's partners, members or stockholders, as applicable, shall generally not be paying its debts as they become due;

          (xii) if Borrower or Sublandlord Contributor attempts to delegate its obligations or assign its rights under this Agreement, any of the other Loan Documents or any interest herein or therein;

          (xiii) if any provision of any organizational document of Borrower or Sublandlord Contributor is amended or modified in any respect which may adversely affect Lender, or if Borrower or any of its partners or members, as applicable, fails to perform or enforce the provisions of such organizational documents or attempts to dissolve Borrower or Sublandlord Contributor; or if Borrower or Sublandlord Contributor or any of its partners or members, as applicable, breaches any of its covenants set forth in Sections 5.1(U), or 6.1(E).

          (xiv) if Borrower fails to (A) notify Lender of the occurrence of a Default under any of the Loan Documents within ten (10) days of the day on which Borrower first has knowledge of such Default , (B) give any notice due to any Person under any Loan Document (a) within five (5) days after such notice was due or (b) in accordance with the applicable procedural requirements set forth in the Loan Documents or (C) deliver to Lender any information required to be delivered pursuant to Section 5.1(Q)(iv) within fifteen (15) Business Days after written request therefor from Lender;

          (xv) if Borrower shall be in default under any of the other obligations, agreements, undertakings, terms, covenants, provisions or conditions of this Agreement, the Note, the Mortgage or the other Loan Documents, not otherwise referred to in this Section 7.1, for ten (10) days after written notice to Borrower from Lender or its successors or assigns, in the case of any default which can be cured by the payment of a sum of money or for thirty (30) days after written notice from Lender or its successors or assigns, in the case of any other default (unless otherwise provided herein or in such other Loan Document); provided, however, that if such non-monetary default under this subparagraph is susceptible of cure but cannot reasonably be cured within such thirty (30) day period and provided further that Borrower shall have commenced to cure such default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty
(30) day period shall be extended for such time as is reasonably necessary for Borrower in the exercise of due diligence to Cure such default, but in no event shall such period exceed ninety (90) days after the original notice from Lender;

          (xvi) if an event or condition specified in Section 5.1(T) shall occur or exist with respect to any Plan or Multiemployer Plan and, as a result of such event or condition, together with all other such events or conditions, Borrower or any ERISA Affiliate shall incur or in the opinion of Lender shall be reasonably likely to incur a liability to a Plan, a Multiemployer Plan or PBGC (or any combination of the foregoing) which would constitute, in the determination of Lender, a Material Adverse Effect;

          (xvii) if without Lender's prior written consent (A) any manager resigns or is removed, (B) the management or control of a manager is transferred or (C) any management agreement is entered into for the Facility or (D) there is any change in or termination of any management agreement for any Facility;

          (xviii) if Borrower shall fail to correct, within the time deadlines set by any Medicare, Medicaid, health, reimbursement, licensing or similar agency, any deficiency that justifies or could justify either of the following actions by such agency with respect to any Facility:

               (a) a termination of any Medicare contract, Medicaid contract or License;

               (b) a ban on new admissions generally or on admission of patients otherwise qualifying for Medicaid or Medicare coverage;

          (xix) if the Facility is assessed fines or penalties (as distinguished from establishment of standard settlement accounts) by any state or any Medicare, Medicaid, health, reimbursement, licensing or similar agency having jurisdiction over Borrower or the Facility;

          (xx) (a) a default, event of default, wind-down event, termination or any event similar to any of the foregoing occurs with respect to the Receivables Purchase Agreement, (b) any amendment, modification, extension, supplement, renewal, change or any event similar to any of the foregoing occurs with respect to the Receivables Purchase Agreement, or (c) Borrower enters into any other receivables purchase agreement; and

          (xxi)  Intentionally  omitted.

          (xxii) if Borrower shall be in default under the Affiliate Lease after expiration of applicable notice and cure periods, if any, provided herein; and

          (xxiii)    A default shall occur under the guaranty agreement executed by  Parent  in  favor  of  Lender.

     Section 7.2. Remedies. (a) Upon the occurrence of an Event of Default, all or any one or more of the rights, powers and other remedies available to Lender against Borrower under this Agreement, the Note, the Mortgage or any of the other Loan Documents, or at law or in equity may be exercised by Lender at any time and from time to time (including, without limitation, the right to accelerate and declare the outstanding principal amount, unpaid interest, Default Rate interest, Late Charges and any other amounts owing by Borrower to be immediately due and payable), without notice or demand, whether or not all or any portion of the Indebtedness shall be declared due and payable, and whether or not Lender shall have commenced any foreclosure proceeding or other action for the enforcement of its rights and remedies under any of the Loan Documents with respect to the Facility or all or any portion of the Collateral. Any such actions taken by Lender shall be cumulative and concurrent and may be pursued independently, singly, successively, together or otherwise, at such time and in such order as Lender may determine in its sole discretion, to the fullest extent permitted by law, without impairing or otherwise affecting the other rights and remedies of Lender permitted by law, equity or contract or as set forth herein or in the other Loan Documents. Notwithstanding anything contained to the contrary herein, the outstanding principal amount, unpaid interest, Default Rate interest, Late Charges, and any other amounts owing by Borrower shall be accelerated and immediately due and payable, without any election by Lender upon the occurrence of an Event of Default described in Section 7.1(x) or Section 7.1
(xi). Notwithstanding that this Agreement may refer to a continuing Event of Default, and without limiting Borrower's right to cure a Default which may, with the passage of time, become an Event of Default, Borrower shall have no right pursuant to this Agreement to cure any Event of Default unless this Agreement is amended by Borrower and Lender in writing.

     Section 7.3. Remedies Cumulative. The rights, powers and remedies of Lender under this Agreement shall be cumulative and not exclusive of any other right, power or remedy which Lender may have against Borrower pursuant to this Agreement or the other Loan Documents executed by or with respect to Borrower, or sting at law or in equity or otherwise. Lender's rights, powers and remedies may be pursued singly, concurrently or otherwise, at such time and in such order as Lender may determine in Lender's sole discretion. No delay or omission to exercise any remedy, right or power accruing upon an Event of Default shall impair any such remedy, right or power or shall be construed as a waiver thereof, but any such remedy, right or power may be exercised from time to time and as often as may be deemed expedient. A waiver of any Default or Event or Default shall not be construed to be a waiver of any subsequent Default or Event of Default or to impair any remedy, right or power consequent thereon. Any and all of Lender's rights with respect to the Collateral shall continue unimpaired, and Borrower shall be and remain obligated in accordance with the terms hereof, notwithstanding (i) the release or substitution of Collateral at any time, or of any rights or interest therein or (ii) any delay, extension of time, renewal, compromise or other indulgence granted by Lender in the event of any Default or Event of Default with respect to the Collateral or otherwise hereunder, Notwithstanding any other provision of this Agreement, Lender reserves the right to seek a deficiency judgment or preserve a deficiency claim, in connection with the foreclosure of the Mortgage on the Facility to the extent necessary to foreclose on other parts of the Mortgaged Property.

     Section 7.4. Lender's Right to Perform. If Borrower fails to perform any covenant or obligation contained herein and such failure shall continue for a period of five Business Days after Borrower's receipt of written notice thereof, without in any way limiting Section 7.1 hereof, from Lender, Lender may, but shall have no obligation to, itself perform, or cause performance of, such covenant or obligation, and the expenses of Lender incurred in connection therewith shall be payable by Borrower to Lender upon demand. Notwithstanding the foregoing, Lender shall have no obligation to send notice to Borrower of any such failure.


     ARTICLE  VIII

     MISCELLANEOUS

     Section 8.1 Survival. Subject to Section 4.2, this Agreement, and all covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto shall survive the execution and delivery of this Agreement and the execution and delivery by Borrower to Lender of the Note, and shall continue in full force and effect so long as any portion of the Indebtedness is outstanding and unpaid. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All covenants, promises and agreements in this Agreement contained, by or on behalf of Borrower, shall inure to the benefit of the respective successors and assigns of Lender. Nothing in this Agreement or in any other Loan Document, express or implied, shall give to any Person other- than the parties and the holder(s) of the Note, the Mortgage and the other Loan Documents, and their legal representatives, successors and assigns, any benefit or any legal or equitable right, remedy or claim hereunder.

     Section 8.2. Lender's Discretion. Whenever pursuant to this Agreement, Lender exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to Lender, the decision of Lender to approve or disapprove.or to decide whether arrangements or terms arc satisfactory or not satisfactory shall (except as is otherwise specifically herein provided) be in the sole discretion of Lender.

     Section 8.3. Governing Law. (a) The proceeds of the Note delivered pursuant hereto were disbursed from Pennsylvania, which State the parties agree has a substantial relationship to the parties and to the underlying transaction embodied hereby, and in all respects, including, without limitation, matters of construction, validity and performance. This Agreement and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania applicable to contracts made and performed in such State and any applicable law of the United States of America. To the fullest extent permitted by law, Borrower hereby unconditionally and irrevocably waives any claim to assert that the law of any other jurisdiction governs this Agreement and the Note, and this Agreement and the Note shall be governed by and construed in accordance with the laws of the State of Florida pursuant to applicable law.

     (b) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST BORROWER ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN PHILADELPHIA COUNTY, PENNSYLVANIA, PURSUANT TO APPLICABLE LAW OR IN ANY FEDERAL OR STATE COURT IN THE JURISDICTION IN WHICH THE COLLATERAL IS LOCATED AND BORROWER WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, AUCTION OR PROCEEDING, AND BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING.

     Section 8.4. Modification, Waiver in Writing. No modification, amendment, extension, discharge, termination or waiver of any provision of this Agreement, the Note or any other Loan Document, or consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in a writing signed by the party against whom enforcement is sought, and then such waiver or consent shall be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly provided herein, no notice to or demand on Borrower shall entitle Borrower to any other or future notice or demand in the same, similar or other circumstances.

     Section 8.5. Delay Not a Waiver. Neither any failure nor any delay on the part of Lender in insisting upon strict performance of any term, condition, covenant or agreement, or exercising any right, power, remedy or privilege hereunder, or under the Note, or of any other Loan Document, or any other instrument given as security therefor, shall operate as or constitute a waiver thereof, nor shall a single or partial exercise thereof preclude any other future exercise, or the exercise of any other right, power, remedy or privilege. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under this Agreement, the Note or any other Loan Document, Lender shall not be deemed to have waived any right either to require prompt payment when due of all other amounts due under this Agreement, the Note or the other Loan Documents, or to declare a default for failure to effect prompt payment of any such other amount.

     Section 8.6. Notices. All notices, consents, approvals and requests required or permitted hereunder or under any other Loan Document shall be given in writing and shall be effective for all purposes if hand delivered or sent by
(a) hand delivery, with proof of attempted delivery, (b) certified or registered United States mail, postage prepaid, (c) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery, or (d) by telecopier (with answer back acknowledged) provided that such telecopied notice must also be delivered by one of the means set forth in
(a), (b) or (c) above, addressed if to Lender at its address set forth on the first page hereof, and if to Borrower or Sublandlord Contributor at its designated address set forth on the first page hereof, with copies concurrently to Gary A. Miller, Esq., Connolly Epstein Chicco Foxman Englemyer & Ewing, 1515 Market Street, Philadelphia, PA 19102, Telefax Number (215) 851-8383, or at such other address and Person as shall be designated from time to time by any party hereto, as the case may be, in a written notice to the other parties hereto in the manner provided for in this Section 8.6. A copy of all, notices, consents, approvals and requests directed to Lender shall be delivered concurrently to each of the following: Roy G. Harrell, Jr., Carlton Fields Ward Emmanuel Smith & Cutler, P.A., 200 Center Avenue, Suite 2300, St. Petersburg, Florida 33701, Telefax Number 813/822-3768. A notice shall be deemed to have been given: (a) in the case of hand delivery, at the time of delivery; (b) in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; (c) in the case of expedited prepaid delivery upon the first attempted delivery on a Business Day; or (d) in the case of telecopier, upon receipt of answer back confirmation, provided that such telecopied notice was also delivered as required in this Section 8.6. A party receiving a notice which does not comply with the technical requirements for notice under this Section
8.6 may elect to waive any deficiencies and treat the notice as having been properly given.

     SECTION  8.7.  TRIAL  BY  JURY.  BORROWER AND LENDER, TO THE FULLEST EXTENT
THAT THEY MAY LAWFULLY DO SO, HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING, INCLUDING, WITHOUT LIMITATION, ANY TORT ACTION, BROUGHT BY ANY PARTY HERETO WITH RESPECT TO THIS AGREEMENT, THE NOTE OR THE OTHER LOAN DOCUMENTS.

     Section 8.8. Headings. The Article and Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

     Section 8.9. Assignment. Lender shall have the right to assign in whole or in part this Agreement and/or any of the other Loan Documents and the obligations hereunder or thereunder to any Person and to participate all or any portion of the Loan evidenced hereby. Lender shall provide Borrower with written notice of any such assignment; provided, however, that such notice shall not be a condition of Lender's right to assign this Agreement and/or any of the Loan Documents and the failure to deliver such notice shall not constitute a default under this Loan Agreement.

     Section 8.10. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity. without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     Section 8.11. Preferences. Lender shall have no obligation to marshal any assets in favor of Borrower or any other party or against o, in payment of any or all of the obligations of Borrower pursuant to this Agreement, the Note or any other Loan Document. Lender shall have the continuing and exclusive right to apply or reverse and reapply any and all payments by Borrower to any portion of the obligations of Borrower hereunder. To the extent Borrower makes a payment or payments to Lender for Borrower's benefit, which payment or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or proceeds received, the obligations hereunder or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment or proceeds had not been received by Lender.

     Section 8.12. Waiver of Notice. Borrower shall not be entitled to any notices of any nature whatsoever from Lender except with respect to matters for which this Agreement or the other Loan Documents specifically and expressly provide for the giving of notice by Lender to Borrower and except with respect to matters for which Borrower is not, pursuant to applicable Legal Requirements, permitted to waive the giving of notice. Borrower hereby expressly waives the right to receive any notice from Lender with respect to any matter for which this Agreement or the other Loan Documents does not specifically and expressly provide for the giving of notice by Lender to Borrower.

     Section 8.13. Remedies of Borrower. In the event that a claim or adjudication is made that Lender or its agents, has acted unreasonably or unreasonably delayed acting in any case where by law or under this Agreement, the Note, the Mortgage or the other Loan Documents, Lender or such agent, as the case may be, has an obligation to act reasonably Or promptly, Borrower agrees that neither Lender nor its agents, shall be liable for any monetary damages, and Borrower's sole remedies shall be limited to commencing an action seeking injunctive relief or declaratory judgment. The parties hereto agree that any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

     Section  8.14.  Intentionally  Deleted.

     Section 8.15. Exhibits Incorporated. The information set forth on the cover, heading and recitals hereof, and he Exhibits attached hereto, are hereby incorporated herein as a part of this Agreement with the same effect as if set forth in the body hereof.

     Section 8.16. Offsets, Counterclaims and Defenses. Any assignee of Lender's interest in and to this Agreement, the Note, the Mortgage and the other Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which are unrelated to the Loan, this Agreement, the Note, the Mortgage and the other Loan Documents which Borrower may otherwise have against any assignor, and no such unrelated counterclaim or defense shall be interposed or asserted by Borrower in any action or proceeding brought by any such assignee upon this Agreement, the Note, the Mortgage and other Loan Documents and any such right to interpose or assert any such unrelated offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by Borrower.

     Section 8.17. No Joint Venture or Partnership. Borrower and Lender intend that the relationship created hereunder be solely that of borrower and lender. Nothing herein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between Borrower and Lender nor to grant Lender any interest in the Mortgaged Property other than that of mortgagee or lender.

     Section 8.18. Waiver of Marshalling of Assets Defense. To the fullest extent that Borrower may legally do so, Borrower waives all rights to a marshalling of the assets of Borrower, and others with interests in Borrower, and of the Mortgaged Property, or to a sale in inverse order of alienation in the event of foreclosure of the interests hereby created, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of Lender under the Loan Documents to a sale of the Facility for the collection of the Indebtedness without arty prior or different resort for collection, or the right of Lender or Deed of Trust Trustee to the payment of the Indebtedness in preference to every other claimant whatsoever.

     Section 8.19. Waiver of Counterclaim. Borrower hereby waives the right to assert a counterclaim, other than compulsory counterclaim, in any action or proceeding brought against, Borrower by Lender or Lender's agents.

     Section 8.20 Conflict; Construction of Documents. In the event of any conflict between the provisions of this Agreement and the provisions of the Note, the Mortgage or any of the other Loan Documents, the provisions of this Agreement shall prevail. The parties hereto acknowledge that they were represented by counsel in connection with the negotiation and drafting of the Loan Documents and that the Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same.

     Section 8.21. Brokers and Financial Advisors. Borrower and Lender hereby represent that they have dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by this Agreement. Borrower hereby agrees to indemnify and hold Lender harmless from and against any and all claims, liabilities, costs and expenses of any kind in any way relating to or arising from a claim by any Person, that such Person acted on behalf of Borrower in connection with the transactions contemplated herein. The provisions of this Section shall survive the expiration and termination of this Agreement and the repayment of the Indebtedness.

     Section 8.22. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

     Section 8.23. Estoppel Certificates. Borrower and Lender each hereby agree at any time and from time to time upon not less than fifteen (15) days prior written notice by Borrower or Lender to execute, acknowledge and deliver to the party specified in such notice, a statement, in writing, certifying that this Agreement is unmodified and in full force and effect (or if there have been modifications, that the same, as modified, is in full force and effect and stating the modifications hereto), and stating whether or not, to the knowledge of such certifying party, any Default or Event of Default has occurred, and, if so, specifying each such Default or Event of Default, Provided, however, that it shall be a condition precedent to Lender's obligation to deliver the statement pursuant to this Section that Lender shall have received, together with Borrower's request for such statement, an Officer's Certificate stating that no Default or Event of Default exists as of the date of such certificate (or specifying such Default or Event of Default).

     Section 8.24. Payment of Expenses. Borrower shall, whether or not the Transactions are consummated, pay all Transaction Costs, which shall include, without limitation, reasonable out-of-pocket, fees, costs, expenses, and disbursements of Lender and its attorneys, local counsel, accountants and other contractors in connection with (i) the negotiation, preparation, execution and delivery of the Loan Documents and the documents and instruments referred to therein, (ii) the creation, perfection or protection of Lender's Liens in the Collateral (including, without limitation, fees and expenses for title and lien searches and filing and recording fees, intangibles taxes, personal property taxes, mortgage recording taxes, due diligence expenses, travel expenses, accounting firm fees, costs of the Appraisals, Environmental Reports (and an environmental consultant), Surveys and the Engineering Reports), (iii) the negotiation, preparation, execution and delivery of any amendment, waiver or consent relating to any of the Loan Documents, and (iv) the preservation of rights under and enforcement of the Loan Documents and the documents and instruments referred to therein, including any restructuring or rescheduling of the Indebtedness.

     Section  8.25.  Bankruptcy  Waiver.    Borrower  hereby  agrees  that,  in
consideration of the recitals and mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, in the event Borrower shall (i) file with any bankruptcy court of competent jurisdiction or be the subject of any petition under Title 11 of the U.S. Code, as amended, (ii) be the subject of any order for relief issued under Title 11 of the U.S. Code, as amended, (iii) file or be the subject of any petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or law relating to bankruptcy, insolvency or other relief of debtors, (iv) have sought or consented to or acquiesced in the appointment of any trustee, receiver, conservator or liquidator or (v) be the subject of any order, judgment or decree entered by any court of competent jurisdiction approving a petition filed against such party for any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency or other relief for debtors, the automatic stay provided by the Federal Bankruptcy Code shall be modified and annulled as to Lender, so as to permit Lender to exercise any and all of its remedies, upon request of Lender made on notice to Borrower and any other party in interest but without the need of further proof or hearing. Neither Borrower nor any Affiliate of Borrower shall contest the enforceability of this Section.

     Section 8.26 Entire Agreement. This Agreement, together with the Exhibits hereto and the other Loan Documents constitutes the entire agreement among the parties hereto with respect to the subject matter contained in this Agreement, the Exhibits hereto and the other Loan Documents and supersedes all prior agreements, understandings and negotiations between the parties.

     Section 8.27 Dissemination of Information. If Lender determines at any time to sell, transfer or assign the Note, this Loan Agreement and any other Loan Document and any or all servicing rights with respect thereto, or to grant participations therein, Lender may forward to each prospective purchaser, transferee, assignee, servicer, or participant, all documents and information which Lender now has or may hereafter acquire relating to the Loan, Borrower, any guarantor, any indemnitor and the Facility, which shall have been furnished by Borrower, any guarantor, and any party to any Loan Document, or otherwise furnished in connection with the Loan, as Lender in its sole discretion determines necessary or desirable.

     Section 8.28. Limitation of Interest. It is the intention of Borrower and Lender to conform strictly to applicable usury laws. Accordingly, if the transactions contemplated hereby would be usurious under applicable law, then, in that event, notwithstanding anything to the contrary in any Loan Document, it is agreed as follows: (i) the aggregate of all consideration which constitutes interest under applicable law that is taken, reserved, contracted for, charged or received under any Loan Document or otherwise in connection with the Loan shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited to principal by Lender (or if the Loan shall have been paid in full, refunded to Borrower); and (ii) in the event that maturity of the Loan is accelerated by reason of an election by Lender resulting from any default hereunder or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest may never include more than the maximum amount of interest allowed by applicable law, and any interest in excess of the maximum amount of interest allowed by applicable law, if any, provided for in the Loan Documents or otherwise shall be cancelled automatically as of the date of such acceleration or prepayment and, if theretofore prepaid, shall be credited to principal (or if the principal portion of the Loan and any other amounts not constituting interest shall have been paid in full, refunded to Borrower.)

     In determining whether or not the interest paid or payable under any specific contingency exceeds the maximum amount allowed by applicable law, Lender shall, to the maximum extent permitted under applicable law (a) exclude voluntary prepayments and the effects thereof, and (b) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Loan so that the interest rate is uniform throughout the entire term of the Loan; provided, that if the Loan is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the maximum amount allowed by applicable law, Lender shall refund to Borrower the amount of such excess, and in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the maximum amount allowed by applicable law.

     Section 8.29. Indemnity. Borrower shall indemnify and hold Lender and each of its affiliates (including its officers, directors, partners, employees and agents and each other person, if any, controlling Lender or any of its affiliates within the meaning of either Section 15 of the Securities Act of
1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) (each, including Lender, an "Indemnified Party") harmless against any and all losses, claims, damages, costs, expenses (including the fees and disbursements of outside counsel retained by any such person) or liabilities in connection with, arising out of or as a result of the transactions and matters referred to or contemplated by this Agreement, except to the extent that it is finally judicially determined that any such loss, claim, damage, cost, expense or liability resulted directly and solely from the fraud or willful misconduct of such Indemnified Party. In the event that any Indemnified Party becomes involved in any action, proceeding or investigation in connection with any transaction or matter referred to or contemplated in this Agreement, Borrower shall periodically reimburse any Indemnified Party upon demand therefor in an amount equal to its reasonable legal and other expenses (including the costs of any investigation and preparation) incurred in connection therewith to the extent such legal or other expenses are the subject of indemnification hereunder.

     Section 8.30. Borrower Acknowledgments. Borrower hereby acknowledges to and agrees with Lender that (i) the scope of Lender's business is wide and includes, but is not limited to, financing, real estate financing, investment in real estate and other real estate transactions which may be viewed as adverse to or competitive with the business of Borrower or its Affiliates and (ii) Borrower has been represented by competent legal counsel and has consulted with such counsel prior to executing this Loan Agreement and any of the other Loan Documents.

     Section 8.31. Publicity. Lender shall have the right to issue press releases, advertisements and other promotional materials describing Lender's participation in the origination of the Loan or describing any other aspect of the Loan.

     ARTICLE  IX

     Notwithstanding anything contained in this Agreement or the other Loan Documents to the contrary, the parties agree as follows:

     (i) There are liabilities or obligations owed by Parent, Borrower and Sublandlord Contributor to third parties following the Closing Date, all as disclosed by Parent, Borrower and Sublandlord Contributor to Lender in writing on or before the Closing Date (collectively the "Existing Other Debt"). There are certain payroll taxes owed by Borrower to the federal government and the State of Pennsylvania as of the Closing Date, all as described by Borrower to Lender in writing on or before the Closing Date (collectively the "Existing Payroll Taxes"). From the Closing Date through and including March 31, 1998, the Parent, Borrower, and Sublandlord Contributor shall not incur or obtain any new loans or lease financing or similar liabilities or obligations in addition to the Undisbursed Funds, other than with the Receivables Purchase Agreement (collectively the "New Debt"), without the prior written consent of the Lender in its sole and absolute discretion, unless (A) the proceeds are used solely to pay closing costs and the remainder to reduce or payoff the Existing Other Debt and the Existing Payroll Taxes, and (B) the Lender is provided a right of first refusal as to the New Debt in the manner described in subsection (iii) below (the "Right of First Refusal").

     (ii) The Borrower Group (as defined in the 30-day letter) is executing a letter as to "Other Transactions" (as defined therein) to Lender on the date hereof (the "30-day Letter"). Pursuant to the 30-day Letter, if a written binding commitment as to the Other Transactions (or any of them) is extended by Lender to the Borrower Group, or any of them, and accepted by them in writing, all within such thirty (30) day period, then the restrictions contained in subsection (i) above shall not end on March 31, 1998, but rather shall be extended until the earlier of (A) the Loan is paid in full, or (B) the Lender and the Borrower Group (as set forth therein) otherwise agree in writing in their respective sole and absolute discretions. If the 30-day Letter is not both extended and accepted in the manner and within the period described in this subsection (ii), then the restrictions described in subsection (i) shall end on April 1, 1998 as to the Parent, with the exception that the Right of First Refusal shall continue until the Loan is paid in full. If the 30-day Letter is not both extended and accepted in the manner and within the period described in this subsection (ii), then the restrictions described in subsection (i) shall continue as to the Borrower and the Sublandlord Contributor until the Loan is paid in full, and the Right of First Refusal shall continue until the Loan is paid in full.

     (iii) Until the Loan is paid in full, the Lender shall have a Right of First Refusal of any New Debt to be obtained or incurred by Parent, Borrower and Sublandlord. If Parent, Borrower and Sublandlord receives an offer to provide New Debt from another entity, they shall provide to Lender in writing the proposed financing offer by such third party, and Lender shall have the right to advise Sublandlord Contributor, Borrower and Parent within fifteen (15) days after receipt of such written notice whether or not it agrees to provide such refinancing on the same terms and conditions. If Lender elects to provide such New Debt, then it shall accomplish such New Debt financing within the same time frame and on the same conditions contemplated by such third party financing proposal. Lender may provide all or a part of the New Debt provided that: if the part described by Lender is unacceptable to the third party after a good faith effort by Parent, Borrower and Sublandlord to obtain that consent, then Lender shall not be entitled to the requested part; except that in any event
Lender shall be entitled to provide not less than $2,000,000 of New Debt. If Lender elects to not provide such New Debt, then the Right of First Refusal will not further apply to the specific financing contemplated by such third party financing proposal provided it closes within the time frame set forth in such proposal and the terms of such proposal do not change, but if the third party financing proposal does change as to the closing period or terms, then the Right of First Refusal will once again apply. The Right of First Refusal shall apply to any subsequent New Debt proposals. Under no circumstances shall it be construed that Lender is obligated to provide any new financing, such decision being in Lender's sole and absolute discretion, and only funding on it if it exercises a Right of First Refusal.

     (iv) If New Debt is obtained, then the Borrower Group (as set forth therein) shall have the right to encumber the Facility (as defined in the Loan Agreement) (provided that (i) it is subject, subordinate and inferior to Lender's instruments of security, and (ii) such third party executes with Borrower Group such lender agreement as Lender may request in its reasonable discretion.

     (Signatures  on  the  following  pages)
     IN WITNESS WHEREOF, this Mortgage has been duly executed by the Mortgagor as of the day and year first above written.

Signed,  sealed  and  delivered
in  the  presence  of:                                       WRH MORTGAGE, INC.,
                                   a  Florida  corporation


                                   By:
SIGNATURE                                                   FRED S. RAZOOK, JR.,
                                        Its  President
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED


SIGNATURE

NAME  LEGIBLY  PRINTED,                                         (CORPORATE SEAL)
TYPEWRITTEN  OR  STAMPED

As  to  Lender

COMMONWEALTH  OF  PENNSYLVANIA          :
                                   :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that FRED S. RAZOOK, JR., personally appeared before me this day and acknowledged that he is the Executive Vice President of WRH MORTGAGE, INC., a Florida corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by him in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.



                                   NOTARY  PUBLIC

                                        [Stamp  or  Seal]
My  Commission  Expires:

Signed,  Sealed  and  Delivered                       CORECARE BEHAVIORAL HEALTH
in  the  presence  of:                                         MANAGEMENT, INC.,
                                   a  Pennsylvania  corporation

________________________________           By:__________________________________
SIGNATURE                                                     ROSE S. DIOTTAVIO,
________________________________                          Its  President
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED

________________________________           Attest:______________________________
SIGNATURE                                                     RICHARD C. BEATTY,
________________________________                              Its  Secretary
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED
                                        (SEAL)
COMMONWEALTH  OF  PENNSYLVANIA          :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that ROSE S. DIOTTAVIO personally appeared before me this day and acknowledged that she is the President of CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by her in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.


                                   NOTARY  PUBLIC
My  Commission  Expires:
                                        [Stamp  or  Seal]


COMMONWEALTH  OF  PENNSYLVANIA          :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that RICHARD C. BEATTY personally appeared before me this day and acknowledged that he is the Secretary of CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by him in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.


                                   NOTARY  PUBLIC
My  Commission  Expires:

Signed,  Sealed  and  Delivered                           CORECARE REALTY CORP.,
in  the  presence  of:                                a Pennsylvania corporation

________________________________           By:__________________________________
SIGNATURE                                                     ROSE S. DIOTTAVIO,
________________________________                          Its  President
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED

________________________________           Attest:______________________________
SIGNATURE                                                     RICHARD C. BEATTY,
________________________________                              Its  Secretary
NAME  LEGIBLY  PRINTED,
TYPEWRITTEN  OR  STAMPED
                                        (SEAL)
COMMONWEALTH  OF  PENNSYLVANIA          :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that ROSE S. DIOTTAVIO personally appeared before me this day and acknowledged that she is the President of CORECARE REALTY CORP., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by her in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.


                                   NOTARY  PUBLIC
My  Commission  Expires:
                                        [Stamp  or  Seal]


COMMONWEALTH  OF  PENNSYLVANIA          :
COUNTY  OF  PHILADELPHIA                              :

     I, a Notary Public of the County and Commonwealth aforesaid, certify that RICHARD C. BEATTY personally appeared before me this day and acknowledged that he is the Secretary of CORECARE REALTY CORP., a Pennsylvania corporation, and that by authority duly given and as an act of said Corporation, the foregoing instrument was signed and sealed by him in the name of and on behalf of said Corporation.

     Witness  my hand and notarial stamp or seal this ___ day of February, 1998.


                                   NOTARY  PUBLIC
My  Commission  Expires:






EXHIBIT 6.17


DEMAND NOTE

$111,744.36                                                DATE:  APRIL 15, 1998

     FOR VALUE RECEIVED, the undersigned, MANAGED CAREWARE, INC. a Delaware corporation D.B.A. CORECARE MANAGEMENT, INC., and CORECARE SYSTEMS, INC., with offices at 940 West Valley Road, Suite 2102, Wayne, PA 19087 (jointly and severally defined herein as "Maker") hereby promise to pay to the order of PREFERRED MEDICAL SERVICES, INC., a Delaware corporation ("Payee") on demand at Five Valley Square, Suite 102, 512 Township Line Road, Blue Bell, PA 19422, or at such other address as Payee may from time to time designate in writing, the principal sum of One hundred eleven thousand seven hundred forty four and 36/100 Dollars ($111,744.36) (the "Principal Amount"), together with interest accruing from the date hereof calculated at the rate of five and fifty four hundredths percent (5.54%) per annum on the outstanding unpaid amounts due hereunder. The Principal Amount shall be due on demand, which may be made by Payee at any time in its sole discretion, but if no demand is made by Payee, then on July 15th, 1998. Interest on the outstanding Principal Amount shall be due when the
Principal  Amount  is  paid.

     Maker shall have the option to prepay the unpaid portion of the Principal Amount together with accrued interest or any part thereof without penalty or premium so long as Maker is not in default hereunder.

     Any  of  the following shall constitute Events of Default under this Demand
Note:

          (a) The failure of Maker to pay on the due date thereof any scheduled installment of principal or interest payable hereunder, including the failure to pay said amounts on demand by Payee;

          (b) The filing by Maker of any proceeding under any federal or state bankruptcy or insolvency law or otherwise obtaining relief from the debts of such Maker, or the failure of Maker to produce the dismissal of the same within sixty (60) days of any involuntary proceeding brought against it under any federal or state bankruptcy or insolvency law;

          (c) The adjudication of Maker as bankrupt or insolvent or the appointment of a trustee or receiver for all or any portion of the assets and property of Maker;

          (d)      Any general assignment by Maker for the benefit of creditors;

          (e) If custody or control of any part of the property of Maker shall be assumed by any governmental agency or any court of competent jurisdiction through a receiver or otherwise, or if any action shall take place or event occur, the effect of which would be to materially adversely affect the property or financial condition of Maker or its property;

     Upon the occurrence of any one or more of the foregoing Events of Default or earlier upon demand by Payee, the unpaid Principal Amount of this Demand Note and any accrued interest shall, at the option of Payee, become due and payable immediately, and Payee may thereupon commence all legal proceedings necessary or appropriate to collect such amounts. Upon an Event of Default hereunder, interest shall accrue at the rate of twelve percent (12 %) per annum from the date of any such occurrence until complete satisfaction of the obligations hereunder occur (including after the entering of any judgment pursuant hereto).

     Maker represents and warrants that (i) it has the power to execute, deliver and carry out the terms of this Demand Note, (ii) it has taken all necessary action to duly authorize the execution, delivery and performance of the obligations under this Demand Note, (iii) the execution, delivery and performance of the obligations herein do not conflict with, cause a default under, or violate any provision of law, regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau or agency, or any agreement, or charter document, by-law or other arrangement, and
(iv) no consent or notice is required of anyone in connection with the signing of this Demand Note and performance of the terms hereof.

     Maker hereby waives any present or future laws exempting any property, real or per-sonal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, and agrees that such property may be sold to satisfy any judgment entered on this Demand Note in whole or in part and in such order as Payee shall designate.

     Maker hereby waives presentment, demand, protest and notice of nonpayment in connec-tion with this Demand Note. The granting, with or without notice, of any extension of time for the payment of any amount due under this Demand Note or for the performance of any covenant, condition or agreement contained herein, or for the taking or release of other or addi-tional security, shall not release or discharge the liability of Maker for payment of this Demand Note.

     This Demand Note shall be binding upon Maker and their respective successors and assigns, and shall inure to the benefit of Payee, its -successors and assigns. This Demand Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, and Maker hereby expressly consents to the jurisdiction of the Court of Common Pleas of Chester County, Pennsylvania with respect to any action which Payee may choose to bring against it under this Demand Note; provided, however, that nothing contained herein shall be deemed to restrict the right of Payee to commence an action against Maker in any court of any other county or in any other state or any other country having appropriate jurisdiction or venue. Maker shall be responsible for all collection costs, including reasonable attorneys fees and costs incurred in enforcing or attempting to enforce this Demand Note.

     By execution hereof on behalf of Maker, each individual signatory hereto represents and warrants to Payee in his or her individual capacity, intending
Payee to rely thereon, that Maker possesses sufficient funds and financial abilities to satisfy this Demand Note, and that he has no knowledge or reason to know of any fact or circumstance which would or might ren-der Maker unable to pay the sums due hereunder. This document was prepared by Powell, Trachtman, Logan, Carrle & Bowman, P.C. on behalf of Payee. Maker hereby knowingly and voluntarily waives any potential conflict of interest that such representation may create and acknowledges that it has been given a suitable opportunity to consult with its separate counsel.

     Should any part of this Demand Note be adjudged invalid or unenforceable, the re-mainder shall not be affected thereby.

     IN WITNESS WHEREOF, Maker has executed this Demand Note, intending to be legally bound thereby, as of the day and year first set forth above.

                              MAKER:

Attest:                                   Managed Careware, Inc. d.b.a. CoreCare
Management,  Inc.

BY:  /s/  R.  C.  Beatty                                By: /s/ Rose S.DiOttavio
(SEAL)
Name:          Richard  C.  Beatty                   Name:     Rose S. DiOttavio
Title:          President                                   Title:     President

                         AND

Attest:                                                   CoreCare Systems, Inc.

BY:  /s/  R.  C.  Beatty                                By: /s/ Rose S.DiOttavio
(SEAL)
Name:          Richard  C.  Beatty                   Name:     Rose S. DiOttavio
Title:          President                                   Title:     President


ADDRESS  OF  MAKER:
940  West  Valley  Road
Suite  2102
Wayne,  PA  19087






EXHIBIT 6.18


ASSETS  ACQUISITION  AGREEMENT


     THIS AGREEMENT, made as of this 15th day of April, 1998, by and between PREFERRED MEDICAL SERVICES, INC., a Delaware corporation with offices at Five Valley Square, Suite 102, 512 Township Line Road, Blue Bell, PA 19422 (hereinafter referred to as "Seller") and MANAGED CAREWARE, INC. a Delaware corporation D.B.A. CORECARE MANAGEMENT, INC., with offices at 940 West Valley Road, Suite 2102, Wayne, PA 19087 (hereinafter referred to as "Buyer"):

     WHEREAS, Seller operates an established physician billing and consulting business;

     WHEREAS, Buyer is interested in purchasing certain assets, of such business on the terms and conditions set forth in this Agreement;

     WHEREAS, Buyer is not interested in assuming, and will not assume, any liabilities of Seller, except as set forth herein, as part of purchasing said assets;

     WHEREAS, Seller is willing to sell such business assets to Buyer on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and those items of consideration to be paid as provided for herein, intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

     1.1 In addition to the quoted terms in the Recitals above, the following terms are hereafter defined and shall have the following meanings throughout this document unless otherwise specified:

     1.1.1          Receivables:

          (a) "Billed Accounts Receivable" shall refer to all amounts due and owing to Seller from revenues generated by client billing and/or consulting contracts, or any other trade receivable or right to payment of any nature for services performed and billed, but not received by Seller prior to the Closing Date.

KOP:103768.33312-01
          (b) "Unbilled Accounts Receivable" shall refer to all amounts which will be due and owing to Seller for work in process but which have not been billed to Seller's customers or clients .

     1.1.2         "Agreement" shall refer to this Assets Acquisition Agreement.

     1.1.3 "Assets" shall refer to all of the assets, properties, rights and assets of Seller wherever located and whether or not reflected on the Seller's books and records, other than the Excluded Assets (as hereinafter defined), including without limitation, all records, business books and records, goodwill, rights in the name Seller, Seller's Unbilled Accounts Receivable and all office equipment, furniture, customer lists, telephone listings, telephone directories, software, computer media, supplies and inventories, contracts, contract rights and intangibles, including those items listed on Exhibit 1.1.3 hereto.

     1.1.4          "Closing Date" shall be on or before April           , 1998.

     1.1.5          "Commission"  means  the Securities and Exchange Commission.

     1.1.6 "Excluded Assets" shall refer to those specific assets and properties of Seller described on Exhibit 1.1.6 hereto.

     1.1.7 "Holders" means the holders of Registrable Shares who are parties to this Agreement or successors or assigns or subsequent holders of Registrable Shares who consent in writing to be bound by the provisions of this Agreement relating to Registrable Shares.

     1.1.8 "Office" shall refer to the office of Seller located at the address set forth above in the preamble to this Agreement.

     1.1.9 "Registrable Shares" means at any time any shares of Common Stock held by Holders; provided, however, that Registrable Shares shall not include any shares the sale of which has been registered pursuant to the Securities Act or which have been sold to the public pursuant to Rule 144 of the Commission under the Securities Act. See Article XIV below for Buyer's obligations to register same.

     1.1.10       "Securities Act" means the Securities Act of 1933, as amended.

     1.1.11 "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

     1.1.12    "Shareholders"  of  Seller  shall mean Dean M. Becker and Leonard
Becker.

                                   ARTICLE II

                          SALE OF ASSETS; CONSIDERATION

     2.1 Subject to Section 3.2 of this Agreement, Seller, in consideration of the foregoing recitals and the covenants contained herein, on the Closing Date shall sell, assign, transfer, convey and deliver to Buyer the Assets of Seller, free and clear of all liens, encumbrances and claims. On the Closing Date, Seller shall deliver to Buyer such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and assignment, satisfactory in form and substance to Buyer and its counsel, as shall be effective to vest in Buyer all of Seller's right, title and interest in and to the Assets. Seller hereby covenants to take all additional steps as may be necessary to put Buyer in possession and operating control of the Assets.

     2.2 In consideration of the foregoing, Buyer hereby agrees to pay Seller an aggregate purchase price (the "Purchase Price") of Two Hundred Thousand Dollars ($200,000.00 U.S.), subject to adjustment as set forth below, plus three hundred thousand (300,000) shares of Buyer's common stock, payable as follows:

     On  the  Closing  Date,  Buyer,  shall

     (a) Pay to Seller, Two hundred thousand dollars ($200,000.00), less the amount of outstanding Billed Accounts Receivable as of the Closing Date (which shall be retained by Seller); and

     (b) subject to Article XIV below, transfer to Seller, Three hundred thousand (300,000) shares of the common stock of CoreCare Systems, Inc. (the "Registrable Shares").

     2.3 In addition to the Purchase Price, on the Closing Date Buyer shall deliver an Assumption Agreement to Seller providing for the assumption by Buyer of those obligations and liabilities of Seller set forth on Exhibit 2.3 hereto, which Assumption Agreement shall be substantially in the form of Exhibit 2.3a hereto. Except as expressly provided in the Assumption Agreement, Buyer shall not assume any obligations or liabilities of Seller as a result of the consummation of the transactions contemplated by this Agreement and Seller hereby indemnifies and holds Buyer harmless from and against any and all obligations and liabilities of Seller not expressly assumed by Buyer in accordance with this Agreement.

     2.4 The Purchase Price shall be allocated among the purchased assets as follows:

          Equipment,  Supplies,  Inventory,  etc.                 $ actual value
          Unbilled  Accounts  Receivable                          $ actual value

          Intangibles                                             $ actual value

     The parties agree to make consistent use of the foregoing allocation in any and all filings, declarations and reports with the Internal Revenue Service.

                                   ARTICLE III

                                ASSETS PURCHASED

     3.1 Subject to Section 3.2 below, Buyer is hereby purchasing the Assets of Seller and Seller is selling, assigning, transferring, conveying and delivering to Buyer all of its rights related thereto.

     3.2 Seller shall retain and the purchase and sale contemplated hereby shall not include the Excluded Assets set forth on Exhibit 1.1.6 attached hereto.

     3.3 Dean M. Becker shall execute a consulting agreement in form attached hereto as Exhibit 3.3, and shall deliver the services contemplated, for the consideration named, therein.

                                   ARTICLE IV

                                 SELLER SERVICES

     4.1 After the Closing Date, Buyer and Seller shall send a letter in a form acceptable to both Buyer and Seller advising Seller's customers of the sale of the Assets, the assignment of any relevant contracts, the consulting and/or employment relationships of Dean M. Becker and Keith Goldberg with Buyer and such other matters as Buyer and Seller mutually deem appropriate.

     4.2 From time to time after the Closing Date, upon the request of Buyer, Seller will execute, deliver and acknowledge all such further instruments of transfer and conveyance and do and perform all such other acts and things as Buyer may reasonably require to more effectively transfer the Assets to Buyer and to put Buyer in possession of the Assets to be sold, assigned, conveyed, transferred and delivered to Buyer hereunder.

                                    ARTICLE V

                              EXPENSES OF BUSINESS

     5.1 Seller shall be responsible for all expenses of its business including, but not limited to, payroll, rent, utilities, lab work and tests, insurance, office supplies and office expenses of the business prior to and including the Closing Date.

     5.2 Subject to the limitations on Buyer's assumption of Seller's obligations and liabilities contained in Section 2.3 above, Buyer shall be responsible for all expenses related to the Assets purchased incurred after the Closing Date.

     5.3 Upon request, Buyer and Seller each shall provide the other with evidence of payment of the expenses for which each is responsible under this
Article V; provided, however, that such obligations to provide evidence of payment shall terminate twelve (12) months following the Closing Date.

     5.4.1 To the extent that any item of expense payable after the Closing Date relates in whole or in part to the operation of the business prior to the Closing Date, such item of expense shall be pro-rated, as of the Closing Date, between Buyer and Seller, and upon demand Seller shall reimburse Buyer for its pro rata share of any such item of expense.

     5.4.2 To the extent that any item of expense paid by Seller prior to the Closing Date relates in whole or in part to the operation of the Business following the closing Date, such item of expense shall be pro-rated, as of the Closing Date, between Seller and Buyer and Buyer shall reimburse Seller upon demand for its pro rata share of any such item of expense.

                                   ARTICLE VI

                    COVENANTS OF SELLER PRIOR TO CLOSING DATE

     6.1 Seller agrees to give Buyer, its counsel, accountants and other authorized representatives, during normal business hours and upon reasonable notice, full access to its properties, books, contracts, commitments and records of or relating to the Business and to furnish all information concerning its affairs as Buyer or its representatives may reasonably request. Buyer agrees that it will, and will use its best efforts to cause its representatives to, hold in strict confidence all information so obtained and, if the transactions herein provided for are not consummated as contemplated herein, Buyer will return all such data as Seller may reasonably request.

     6.2 Prior to the Closing Date Seller shall (i) conduct its business and operations in the ordinary and usual course and use its best efforts to preserve its business organization intact, to maintain customer satisfaction and to preserve the goodwill of its business; (ii) maintain in force all insurance policies, maintain all of its tangible assets in good operating condition (save for reasonable wear and tear), maintain all of its office supplies and other similar items and take all steps to maintain all of its intangible assets; and
(iii) refrain from taking any action that would cause any of the representations and warranties made in Article VII to become untrue if made on or as of the Closing Date.

                                   ARTICLE VII

                         WARRANTIES OF SELLER AND BUYER

     7.1 Seller, in order to induce Buyer to enter into and perform its obligations under this Agreement, hereby represents and warrants that each of the following is true and correct:

     7.1.1 Seller is a Delaware corporation duly organized and subsisting under the laws of the State of Delaware.
     7.1.2 Seller has full power and authority and has taken all necessary action to execute, deliver and consummate this Agreement and to perform all the terms and conditions hereof to be performed by Seller.

     7.1.3 This Agreement is the valid and binding obligation of Seller and enforceable against Seller in accordance with its terms.

     7.1.4 Seller is the sole owner of, and has good and marketable title to, all of the assets and properties constituting the Assets to be transferred to Buyer and Seller has done nothing that would impair the title, ownership or rights it has in the Assets being sold herein.

     7.1.5 All items being transferred herein are, or at the Closing Date will be, owned by Seller free and clear of all liens, claims and encumbrances.

     7.1.6 There are no actions, suits, or proceedings pending or threatened against Seller or affecting any of its properties or rights, at law or in equity or before any federal, state, municipal, or other governmental agency or instrumentality, domestic or foreign, nor is Seller aware of any facts which might result in any such action, suit, or proceeding. Seller is not in default with respect to any order or decree of any court or of any such governmental agency or instrumentality.

     7.1.7 Seller is not in violation of any term or provision of any mortgage, indenture, lease, pledge, loan agreement, credit agreement, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation, and the execution and delivery of and performance and compliance with this Agreement will not result in the violation of or be in conflict with or constitute a default under any such term or provision or result in the creation of any mortgage, lien, encumbrance, or share upon any of the properties or assets of Seller pursuant to any such term or provision.

     7.1.8 Each item of office equipment listed on Exhibit 1.1.3 hereto is in good repair and operating condition and is fit for its intended purpose.

     7.1.9 Contracts. Seller is not in default in any respect under any of the contracts, agreements, leases, documents or other commitments to which it is a party or otherwise bound and which relate to the operation of the Business.
Exhibit 7.1.9 hereto contains a true and complete list of all contracts, agreements, leases, documents or other commitments to which Seller is a party or otherwise bound and which are being assigned to, and/or assumed by, Buyer
(excluding Contracts which constitute Employee Benefit Plans, oral Contracts with employees for "at will" employment, Contracts which constitute Insurance Policies, this Agreement and all other Contracts entered into between Seller and Buyer, or among Seller, Buyer and other parties in connection herewith).

     7.1.10 Seller has duly filed with the appropriate United states, state and local government agencies all tax returns and reports required to be filed; such returns and reports are accurate and complete; and Seller has paid in full all taxes, interest, penalties, assessments or deficiencies shown to be due by Seller on such tax returns and reports or claimed to be due by Seller by any taxing authority or otherwise due and owing.

     7.1.11 True and complete copies of all agreements, including all amendments thereto, referred to in Exhibit 1.1.3 have been delivered to Buyer. All agreements, rights and obligations referred to in such list are valid and enforceable in accordance with their terms for the period stated therein and there is not under any of them any existing breach, default, event of default or event which with the giving of notice or lapse of time, or both, would constitute a default to Seller's knowledge, by any other party thereto, nor has any party thereto given notice of or made a claim with respect to any breach or default. There are no existing laws, regulations or decrees, nor to Seller's knowledge, are there any proposed laws, regulations or decrees, which adversely affect any of such agreements, rights or obligations.

     7.1.12 The only Directors of Seller are also the owners of all of Seller's outstanding shares, as follows: Dean M. Becker, 487.5 shares (75%); Leonard R. Becker, D.O., 162.5 shares (25%). Dean M. Becker is the only officer of Seller, being its President and Secretary/Treasurer.

     7.1.13    Seller's  Employer  Identification  Number  is  23-2467344.

     7.1.14 Seller's Books and Records. Seller's books and records are and have been properly prepared and maintained in form and substance adequate for preparing audited financial statements in accordance with GAAP, and fairly and accurately reflect all of Seller's Assets and obligations and all contracts and transactions to which Seller is or was a party or by which Seller or any of its business or Assets is or were affected. Seller's corporate minute books that have been made available to Buyer contain accurate minutes of all meetings of Seller's shareholders and board of directors, and accurate written statements of all actions taken by Seller's shareholders and board of directors without a meeting.

     7.1.15 Compliance with Laws. Seller's operations, the conduct of Seller's Business as and where such business has been or presently is conducted, and Seller's Assets and their uses comply with all laws applicable to Seller, its operations, business, Assets or obligations.

     7.1.16 Accounts Receivable. Exhibit 1.1.3 is a detailed list, as of December 31, 1997, of all of Seller's Billed and Unbilled Accounts Receivable, including customer names, individual invoice dates, individual invoice amounts and allowances for doubtful accounts, and all of Seller's other current assets, grouped by balance sheet account, excluding Cash Assets and prepayments and refunds of Taxes other than real estate taxes. Proper amounts of deferred revenues appear on Seller's books and records, in accordance with historic account books and records and with accounting principles consistently applied, with respect to all of Seller's (a) billed but unearned Accounts Receivable, (b) previously billed and collected Accounts Receivable still unearned, and (c) unearned customer deposits.

     7.1.17 Tangible Property. Exhibit 1.1.3 is a detailed list, as of December 31, 1997, of all of Seller's tangible property, grouped as to type, including the cost, accumulated depreciation and net book value thereof. Except as set forth on Schedule 7.1.5, Seller has good and marketable title to all of its tangible property, free and clear of any Encumbrances. All of Seller's tangible property is located at Seller's offices or facilities, and Seller has the full and unqualified right to require the immediate return of any of its tangible property which is not located at Seller's offices or facilities. All tangible property used by Seller or its customers is in good working order and repair, and is sufficient for Seller's operations as presently conducted.

     7.1.18 Employees and Independent Contractors. Exhibit 7.1.19 is a list of all of Seller's employees and (a) their titles or responsibilities, (b) their social security numbers and states of residence, (c) their dates of hire, (d) their current salaries or wages, (e) their last compensation changes and the dates on which such changes were made, (f) any specific bonus, commission or incentive plans or agreements for or with them, and (g) any outstanding loans or advances made to them. Seller has delivered to Buyer a list of all bonuses, commissions and incentives paid to the employees listed on Exhibit 7.1.19 at any time during the past twelve months. Except for any limitations of general application which may be imposed under applicable employment Laws, Seller has the right to terminate the employment of each of its employees at will and without incurring any penalty or liability other than liability for severance pay in accordance with Seller's disclosed severance pay policy. Seller is in full compliance with all Laws respecting employment practices. Seller has never been a party to or bound by any union or collective bargaining Contract. None of the Selling Parties has any knowledge or belief that the transactions contemplated by this Agreement will adversely affect relations with Seller's employees.

     7.1.19 Customers and Suppliers. None of Seller's customers or suppliers has given notice to Seller that it will or intends to terminate or not renew its Contract with Seller before the scheduled expiration date or otherwise terminate its relationship with Seller. None of the Selling Parties has any knowledge or belief that the transactions contemplated by this Agreement will adversely affect relations with any of Seller's customers or suppliers.

     7.1.20 Full Disclosure. No representation or warranty made by Seller in this Agreement (a) contains any untrue statement of any fact, or (b) omits to state any fact that is necessary to make the statements made, in the context in which made, not false or misleading in any respect. The copies of documents attached as Exhibits to this Agreement or otherwise delivered to Buyer in connection with the transactions contemplated by this Agreement, are accurate and complete, and are not missing any amendments, modifications, correspondence or other related papers which would be pertinent to Buyer's understanding thereof in any respect. There is no fact known to Seller that has not been disclosed to Buyer in the Exhibits to this Agreement or otherwise in writing, that was or is, or so far as Seller can reasonably foresee, will be material to the business of Seller or the ability of Seller to perform its obligations under this Agreement.

                                  ARTICLE VIII

                               WARRANTIES OF BUYER

     8.1 Buyer represents and warrants that each of the following is true and correct:

     8.1.1 Buyer is a corporation duly organized and subsisting under the laws of the State of Delaware.

     8.1.2 Buyer has full power and authority and has taken all necessary action to execute, deliver and consummate this Agreement and the attached consulting agreement with Dean M. Becker and to perform all the terms and conditions hereof and thereof to be performed by Buyer.

     8.1  3          This Agreement is the valid and binding obligation of Buyer enforceable  against  Buyer  in  accordance  with  its  terms.

     8.1.4 The execution, delivery and performance by Buyer of its obligations under this Agreement will not constitute a breach by Buyer of any mortgage, lease, deed of trust, pledge, loan agreement, credit agreement, other type of agreement or instrument, court order, administrative order or other directive to which Buyer is a party or which may relate to Buyer.

     8.1.5 Full Disclosure. No representation or warranty made by Buyer in this Agreement (a) contains any untrue statement of any fact, or (b) omits to state any fact that is necessary to make the statements made, in the context in which made, not false or misleading in any respect. The copies of documents attached as Exhibits to this Agreement or otherwise delivered to Seller in connection with the transactions contemplated by this Agreement, are accurate and complete, and are not missing any amendments, modifications, correspondence or other related papers which would be pertinent to Seller's understanding thereof in any respect. There is no fact known to Buyer that has not been disclosed to Seller in the Exhibits to this Agreement or otherwise in writing, that was or is, or so far as Buyer can reasonably foresee will be, material to the business of Buyer or the ability of Buyer to perform its obligations under this Agreement.

                                   ARTICLE IX

                              CONDITIONS OF CLOSING

     9.1 The obligation of Buyer to purchase and pay for the Assets shall be subject to and conditioned upon the satisfaction on or prior to the Closing Date of each of the following conditions:

     9.1.1 All representations and warranties of Seller contained in this Agreement and the Exhibits hereto shall be true and correct at and as of the Closing Date, and Seller shall have performed all agreements and covenants and satisfied all conditions on its part to be performed or satisfied by the Closing Date pursuant to the terms of this Agreement. There has been no material adverse change or material casualty loss affecting the Seller, its businesses, Assets or financial condition, and there has been no adverse change in the financial performance of the Seller.

     9.1.2 Buyer, Seller and Seller's Landlord shall have entered into a mutually acceptable Assignment and Assumption of Lease with Consent of Landlord (releasing Seller from liability thereunder) for Seller's office located as in the Preamble to this Agreement.

     9.1.3 Any approvals and consents from third parties and governmental agencies required to consummate the transactions contemplated hereby and permit Buyer to enjoy after the Closing Date all rights and benefits presently enjoyed by Seller with respect to the Assets shall have been obtained.

     9.1.4 No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding shall have been instituted in which an unfavorable judgment, decree or order would prevent the consummation of the transactions contemplated by this Agreement, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

     9.1.5 Buyer's receipt on or before the Closing Date of a mutually satisfactory consulting agreement with Dean M. Becker (the "Consulting Agreement")

     9.1.6 Buyer and Seller shall have executed and delivered the Assumption Agreements described in Section 2.3.

     9.1.7 Buyer's receipt of copies of resolutions duly adopted by the board of directors of Seller authorizing the Seller to enter into and perform this Agreement, certified by proper officers as in full force and effect on and as of the Closing Date.

     9.2 The obligation of Seller to sell the Assets shall be subject to and conditioned upon the satisfaction on or prior to the Closing Date of each of the following conditions:

     9.2.1 All representations and warranties of Buyer contained in this Agreement shall be true and correct at and as of the Closing Date and Buyer shall have performed all agreements and covenants and satisfied all conditions on its part to be performed or satisfied by the Closing Date pursuant to the terms of this Agreement.

     9.2.2         Buyer shall make payment of the Purchase Price as provided in
Section  2.2.

     9.2.3 Any approvals and consents from third parties and governmental agencies required to consummate the transactions contemplated hereby shall have been obtained.

     9.2.4 No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding shall have been instituted which questions the validity or legality of the transactions contemplated hereby.

     9.2.5 Receipt by each of Dean M. Becker on or before the Closing Date of a mutually satisfactory Consulting Agreement with Buyer executed and delivered by Buyer.

     9.2.6 Buyer, Seller and Seller's Landlord shall have entered into a mutually acceptable Assignment and Assumption of Lease with Consent of Landlord (releasing Seller from liability thereunder) for Seller's office located as in the Preamble to this Agreement.

     9.2.7 Seller and Buyer shall have executed and delivered the Assumption Agreements described in Section 2.3.

     9.2.8 Seller's receipt of copies of resolutions duly adopted by the boards of directors of Buyer and CoreCare Systems, Inc., authorizing Buyer to enter into and perform this Agreement, and authorizing CoreCare Systems, Inc. to issue the stock contemplated by Section 2.2 above, certified by the proper officers of the respective companies as in full force and effect on and as of the Closing Date.

                                    ARTICLE X

                               PERSONNEL COVENANTS

     10.1 Seller, prior to the Closing Date, shall inform the employees of Seller's business of the sale of the Assets to Buyer. Seller shall encourage the employees to remain in their present capacities. Buyer may negotiate with the employees of Seller concerning future employment, but, except as provided in Sections 9.1.5 and 9.2.5, Buyer shall not be obligated to hire any employee of Seller. Seller shall be responsible for and indemnify and hold Buyer harmless from and against all personnel matters for the employees of Seller which result from their employment by Seller up to and including the Closing Date, including without limitation all obligations and liabilities arising out of or relating to such employment or the termination thereof.

     10.2 Seller agrees to indemnify and hold Buyer harmless from and against any unemployment or worker's compensation claims arising on or before the Closing Date and for any payments due on account of unemployment and worker's compensation insurance and payroll taxes and withholdings as of the Closing Date.

                                   ARTICLE XI

                                 INDEMNIFICATION

     11.1 Seller shall, and hereby agrees to, indemnify and hold Buyer harmless, at all times from and after the Closing Date, from and against and in respect to any Buyer Damages, as hereinafter defined. "Buyer Damages" shall include any claims, actions, demands, losses, costs, expenses, liabilities (joint or several), penalties and damages, including counsel fees incurred in investigating or in attempting to avoid or oppose the same, resulting to Buyer from (a) breach of any of the warranties made by Seller in or under this Agreement; (b) breach or default in the performance by Seller of any of the covenants or obligations to be performed by any of them hereunder; and (c) any debts, liabilities, or obligations of Seller, whether accrued, absolute, contingent, or otherwise, due or to become due and not expressly assumed by Buyer under this Agreement.

     11.2 Buyer shall, and hereby agrees to, indemnify and hold Seller harmless, at all times from and after the Closing Date, from and against and in respect to any Seller Damages, as hereinafter defined. "Seller Damages" shall include any claims, actions, demands, losses, costs, expenses, liabilities (joint or several), penalties and damages, including counsel fees incurred in investigating or in attempting to avoid or oppose the same, resulting to Seller from (a) breach of any of the warranties made by Buyer in or under this Agreement; (b) breach or default in the performance by Buyer of any of the covenants to be performed by it hereunder; and (c) any debts, liabilities, or obligations of Buyer, whether accrued, absolute, contingent, or otherwise, due or to become due and not expressly assumed by Seller under this Agreement or otherwise.

                                   ARTICLE XII

                                  MISCELLANEOUS

     12.1 This Agreement shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings.

     12.2 This Agreement may be amended, changed or modified in any manner only by an instrument in writing signed by Buyer and Seller. Seller or Buyer may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other; (ii) waive any inaccuracies in the warranties of the other contained in this Agreement; (iii) waive compliance with any of the covenants of the other contained in this Agreement; and (iv) waive or modify performance of any of the obligations of the other.

     12.3 This Agreement shall not be assignable by any party without the written consent of the other parties. All of the terms and provisions of the Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and permitted assigns of the parties hereto.

     12.4 No exercise of waiver, in whole or in part, of any right or remedy provided for in this Agreement shall operate as a waiver of any other right or remedy. No delay on the part of any party in the exercise of any right or remedy shall operate as a waiver thereof.

     12.5 All notices required to be given under this Agreement shall be sent by registered or certified mail, or overnight receipted delivery service, to the parties at the addresses set forth in the beginning of this Agreement. Either party may change the address to which notices are to be sent by appropriate notice to the other party.

     12.6 This Agreement may be executed in any number of counterparts, each of which when so executed and delivered or sent and received via facsimile machine shall be an original document, but all of which counterparts shall together constitute one and the same instrument.

     12.7 For a period of three (3) years following the Closing Date, Buyer will afford to Seller and Seller's Shareholders, upon reasonable notice and during normal business hours, access to such books, records and other data delivered by Seller to Buyer pursuant to this Agreement, to the extent such access may reasonably be required to facilitate the preparation by Seller or the Shareholders of such tax returns as they may be required to file with respect to Seller's operations and the investigation, litigation and final disposition of any claims which may be made against Seller or any of its Shareholders. Following the expiration of such three (3) year period, Buyer may dispose of any such books, records and other data; provided, however, that before disposing of any such materials it will first notify Seller and permit Seller, at Seller's sole expense, to remove such materials.

     12.8 Any sales tax, use tax, excise tax, title tax, transfer tax, recordation tax or other similar tax (but excluding any income tax) imposed upon the transfer of the Assets shall be borne by Buyer.

     12.9 Each party shall be required to pay its own expenses, including expenses of counsel and accountants, even in the event that the transactions which are the subject matter hereof are not consummated for any reason whatsoever.

     12.10          The  transactions  contemplated  herein  may  be terminated:

          (i)          by  mutual  consent  of  the  parties  hereto;  or

          (  ii  )          by Buyer after May 31, 1998 if any of the conditions
provided for in Section 9.1 hereof shall not have been met or waived in writing by Buyer prior to such date; or

          (iii) by Seller after May 31, 1998 if any of the conditions provided for in Section 9.2 hereof shall not have been met or waived in writing by Seller prior to such date.

                                  ARTICLE XIII

                                  GOVERNING LAW

     13.1 This Agreement shall be construed and the performance of the parties hereunder shall be governed by the laws of the Commonwealth of Pennsylvania without regard to its conflicts of laws doctrines.

     13.2 Any claims arising under this Agreement shall be brought by either party under the Rules of the American Arbitration Association in Philadelphia, Pennsylvania, or in such other jurisdiction as the parties shall agree, except any action in equity shall be brought in either the Court of Common Pleas of Chester or Montgomery Counties, Pennsylvania (determined by the first filing for same), or if appropriate, in the Federal District Court for the Eastern District of Pennsylvania.

                                   ARTICLE XIV

                               SECURITIES MATTERS

     14.1.1       The Registrable Shares to be transferred to Seller pursuant to
Section 2.2 above shall be fully paid and non-assessable, and Buyer (for the purposes of this Article XIV and Section 2.2 Buyer shall be deemed to include the issuer of the Registrable Shares, CoreCare Systems, Inc.), at its sole expense, shall register the Registrable Shares with the Commission under the Securities Act with the next registration of any of Buyer's securities (a
"Piggyback  Registration"),  and  in  conjunction  therewith,  Buyer  shall:

     (a) prepare and file with the Commission a registration statement on the appropriate form with respect to the Registrable Shares and cause such registration statement to become effective as soon as practicable after such filing;

     (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until such time as the Registrable Shares registered thereunder have been disposed of in accordance with the intended methods of disposition by the holders thereof set forth in such registration statement, but in no event for a period in excess of nine months;

     (c) furnish to each holder of such Registrable Shares and the underwriters of the securities being registered such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such holder or underwriters may reasonably request in order to facilitate the disposition of the Registrable Shares owned by such holder or the sale of such securities by such underwriters;

     (d) register or qualify such Registrable Shares under such other securities laws of such jurisdictions as any holder reasonably requests and do any and all other acts and things which may be necessary or desirable to enable such holder to consummate the public sale or other disposition in such jurisdictions of the Registrable Shares owned by such holder (provided, however, that the Corporation will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph or
(ii)  consent  to  general  service  of  process  in  any  such  jurisdiction);

     (e) cause all such Registrable Shares to be listed on each securities exchange on which similar securities issued by the Corporation are then listed, or if no similar securities issued by the Corporation are then listed on a securities exchange, a securities exchange selected by the Corporation;

     (f) provide a transfer agent and register for all such Registrable Shares not later than the effective date of such registration statement;

     (g) enter into such customary agreements (including underwriting agreements) and take all such other actions as the Corporation or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Shares (including, but not limited to, effecting a stock split or a combination of shares);

     (h) make available for inspection by the holder of such Registrable Shares, any participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent designated by any such holder or underwriter, all relevant financial and other records, pertinent corporate documents and properties of the Corporation, and cause the Corporation's officers, directors, employees and independent accountants to supply all information reasonably requested by any such holder, underwriter, attorney, accountant, or agent in connection with such registration statement;

     (i) notify each holder of such Registrable Shares, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

     (j) notify each holder of such Registrable Shares of any request by the Commission for the amendment or supplementing of such registration statement or prospectus or for additional information;

     (k) prepare and file with the Commission, promptly upon the request of any holder of such Registrable Shares, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel of the Corporation is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Registrable Shares by such holder;

     (l) prepare and promptly file with the Commission and promptly notify each holder of such Registrable Shares of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading;

     (m) advise each holder of such Registrable Shares, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registrations statement or the initiation or threatening of any proceeding for such purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

     (n) at least forty-eight hours prior to the filing of any registration statement or prospectus or any amendment or supplement to such registration statement or prospectus, furnish a copy thereof to each holder of such Registrable Shares and refrain from filing any such registration statement, prospectus, amendment or supplement to which counsel of the Corporation shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, unless, in the case of an amendment or supplement is reasonably necessary to protect the Corporation from any liabilities under any applicable federal or state law and such filing will not violate applicable laws; and

     (o) at the request of any holder of such Registrable Shares in connection with an underwritten offering, furnish on the date or dates provided for in the underwriting agreement; (i) an opinion of counsel, addressed to the underwriters and the holders of Registrable Shares, covering such matters as such underwriters and holders may reasonably request, including, but not limited to, opinions to the effect that (A) such registration statement has become effective under the Securities Act; (B) to the best of such counsel's knowledge no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (C) the registration statement, the prospectus, and each amendment or supplement thereto comply as to the form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need express no opinion as to financial statements or other financial or statistical data contained therein); (D) while such counsel has not verified the accuracy, completeness, or fairness of the statements contained in any registration statement or prospectus, as either may be amended or supplemented, such counsel has no reason to believe that the registration statement, the prospectus, or any amendment or supplement thereto contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (except that such counsel need express no opinion as to financial statements or other financial or statistical data contained therein); (E) the descriptions in the registration statement, the prospectus; or any amendment or supplement thereto of all legal and governmental proceedings and all contacts and other legal documents or instruments are accurate in all material respects; and (F) while such counsel has not verified the accuracy, completeness, or fairness of the statements contained in any registration statement or prospectus, as either may be amended or supplemented, such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement, the prospectus, or any amendment or supplement thereto which are not described as required nor of any contracts or documents or instruments of the character required nor of any contracts or documents or instruments of the character required to be described in the registration statement, the prospectus, or any amendment or supplement thereto or to be filed as described or filed as required; and (ii) a letter or letters from the independent certified public accountants of the Corporation addressed to the underwriters and the holders of such Registrable Shares, covering such matters as such underwriters and holders may reasonably request, in which letters such accountants shall state, without limiting the generality of the foregoing, that they are independent certified public accountants within the meaning of the Securities Act and that in the opinion of such accountants the financial statements and other financial data of the Corporation included in the registration statement, the prospectus, or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act.

     14.1.2.      Indemnification.

     (a) The Corporation agrees to indemnify, to the fullest extent permitted by law, each holder of Registrable Shares, against all losses, claims, damages, liabilities and expenses (including, but not limited to, attorneys' fees except as limited by subparagraph 14.1.2(c) below) caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Corporation by such holder expressly for use therein or by such holder's failure to deliver a copy of the prospectus or any amendments or supplements thereto after the Corporation has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Corporation will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Shares. The reimbursements required by this subparagraph 14.1.2(a) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.
     (b) In connection with any registration statement in which a holder of Registrable Shares is participating, each such holder will furnish to the Corporation in writing such information and affidavits as the Corporation reasonably requests for use in connection with any such registration statement or prospectus and, to the fullest extent permitted by law, will indemnify the Corporation, its directors and officers and each Person who controls the Corporation (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, but not limited to, attorneys' fees except as limited by subparagraph 14.1.3(c)) resulting from any untrue statement of a material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify will be several, not joint and several, among such holders of Registrable Shares, and the liability of each such holder of Registrable Shares will be in proportion to, and provided further that such liability will be limited to, in any event, the next amount received by such holder from the sale of Registrable Shares pursuant to such registration statement.

     (c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be reasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

     (d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities. The Corporation also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Corporation's indemnification is unavailable for any reason.
     14.1.3. Compliance with Rule 144 and Rule 144A. At any time and from time to time after (a) the Corporation registers a class of securities under Section 12 of the Securities Exchange Act, or (b) the expiration of 90 days following the close of business on the earlier of such date as the Corporation commences to file reports under Section 13 or Section 15(d) of the Securities Exchange Act, then at the request of any holder who proposes to sell securities in compliance with Rule 144 of the Commission, the Corporation will (i) forthwith furnish to such holder a written statement of compliance with the filing requirements of the Commission as set forth in Rule 144 as such rule may be amended from time to time and (ii) make available to the public and such holders such information as will enable the Holders to make sales pursuant to Rule 144. Unless the Corporation is subject to Section 13 or Section 15(d) of the Securities Exchange Act, the Corporation will provide to the Holder of Registrable Shares and to any prospective purchaser of Registrable Shares under Rule 144A of the Commission, the information described in Rule 144A(d)(4) of the Commission.

     14.1.4. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

     14.1.5. Adjustments Affecting Registrable Shares. The Corporation will not take any action, or permit any change to occur, with respect to its securities which would adversely affect the ability of the Holders of Registrable Shares to include such Registrable Shares in a registration undertaken pursuant to this Agreement.

     14.1.6. Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

     14.1.7. Amendments and Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived at any time only by the written agreement of the Corporation and the Holders of at least 66-2/3% of the Registrable Shares; provided, however, that the provisions of this Agreement may not be amended or waived without the consent of the Holders of all the Registrable Shares adversely affected by such amendment or waiver if such amendment or waiver adversely affects a portion of the Registrable Shares but does not so adversely affect all of the Registrable Shares. Any waiver, permit, consent or approval of any kind or character on the part of any such holders of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing.
Any amendment or waiver affected in accordance with this paragraph shall be binding upon each Holder of Registrable Securities and the Corporation. Each Holder acknowledges that by operation of this paragraph the Holders of a majority of the Registrable Securities, acting in conjunction with the Corporation, will have the right and power to diminish or eliminate all rights pursuant to this Agreement.
     14.1.8. Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind an inure to the benefit of the respective successors and assigns on the parties hereto, whether so expressed or not. In addition and whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Shares are also for the benefit of, and enforceable by, any subsequent holder of Registrable Shares who consents in writing to be bound by this Agreement.

                                   ARTICLE XV

                  RESTRICTIVE COVENANTS OF THE SELLING PARTIES

     15.1    Certain  Acknowledgments.    Seller  expressly  acknowledges  that:

     15.1.1 Billing Business. The physician billing and consulting business (collectively, "Business") conducted by Buyer and Seller involve the provision of data processing and related services using proprietary software systems, and the licensing, maintaining, enhancing and developing of proprietary software systems, and is highly competitive. The Buyer expends substantial time and money, on an ongoing basis, to train its employees, maintain and expand its customer base, and improve and develop its software and services.

     15.1.2. Access to Information. The proprietary and confidential property, knowledge and information of Seller's operations after Closing shall be proprietary and confidential property, knowledge and information of the Buyer; such property, knowledge and information must be kept in strict confidence to protect Buyer's Business and maintain the Buyer's competitive position in the marketplace; and such property, knowledge and information would be useful to competitors of the Buyer for indefinite periods of time.

     15.1.3. Basis for Covenants. The covenants of this Sections (the "Covenants") are a material part of this Agreement and are an integral part of the obligations of Seller hereunder; the Covenants are supported by good and adequate consideration; and the Covenants are reasonable and necessary to protect the legitimate business interests of the Buyer.

     15.2. Nondisclosure Covenants. At all times after the date of this Agreement, for an indefinite period of time, except with Buyer's prior written consent, or except in connection with the proper performance of the obligations set forth in this Agreement, Seller shall not, directly or indirectly, in any capacity communicate, publish or otherwise disclose to any Person, or use for the benefit of any Person, any confidential or proprietary property, knowledge or information of the Buyer or concerning any of its business, software, assets or financial condition, no matter when or how such knowledge or information was obtained, including without limitation (a) the identity of customers and prospects, their specific requirements, and the names, addresses and telephone numbers of individual contacts at customers and prospects; (b) prices, renewal dates and other detailed terms of customer and supplier Contracts and proposals;
(c) pricing policies, marketing and sales strategies, methods of delivering services, development projects and strategies; (d) source code, object code, user manuals, technical manuals and other documentation for software products;
(e) employment and payroll records; (f) forecasts, budgets and other nonpublic financial information; and (g) expansion plans, management policies, methods of operations and other business strategies and policies.

     15.3. Noncompetition Covenants for Seller. During the period beginning on the date of Closing and ending on the fifth (5th) anniversary of the date of this Agreement, except with Buyer's prior written consent, or except in connection with the proper performance of the obligations set forth in this Agreement, Seller shall not, directly or indirectly, in any capacity, at any location worldwide:

          15.3.1. Solicitation Restrictions. Communicate with or solicit any Person who is or during such period becomes a customer, prospect, supplier, employee, salesman, agent or representative of, or a consultant to, the Buyer, in any manner which interferes or might interfere with such Person's relationship with the Buyer, or in an effort to obtain any such Person as a customer, employee, salesman, agent or representative of, or a consultant to, any other Person that conducts a business competitive with or similar to all or any part of Buyer's Business.

          15.3.2. Competing Business Restrictions. Establish, own, manage, operate, finance or control, or participate in the establishment, ownership, management, operation, financing or control of, or be an agent or representative of, or be a consultant to, any Person that conducts a business competitive with or similar to all or any part of Buyer's Business.

          15.3.3. Solicitation Restrictions. Communicate with or solicit any Person who is or during such period becomes a customer, prospect, supplier, employee, salesman, agent or representative of, or a consultant to, the Buyer, in any manner which interferes or might interfere with such Person's relationship with the Buyer, or in an effort to obtain any such Person as a customer, employee, salesman, agent or representative of, or a consultant to, any other Person that conducts a business competitive with or similar to all or any part of the Business.

          15.4. Certain Exclusions. Confidential and proprietary property, knowledge and information of the Buyer shall not include any information that is now known by or readily available to the general public, nor shall it include any information that in the future becomes known by or readily available to the general public other than as a result of any breach of the Covenants of this Agreement. The ownership by Seller of not more than one percent (1%) of the outstanding securities of any public company shall not, by itself, constitute a breach of the Covenants of this Section, even if such public company competes with the Buyer.

          15.5. Enforcement of Covenants. Seller expressly acknowledges that it would be extremely difficult to measure the damages that might result from any breach of the Covenants, and that any breach of the Covenants will result in irreparable injury to the Buyer for which money damages could not adequately compensate. If a breach of the Covenant occurs, then the Buyer shall be entitled, in addition to all other rights and remedies that it may have at law or in equity, to have an injunction issued by any competent court enjoining and restraining Seller and all other Persons involved therein from continuing such breach. The existence of any claim or cause of action that Seller or any such other Person may have against any member of the Buyer shall not constitute a defense or bar to the enforcement of any of the Covenants. If the Buyer must resort to litigation to enforce any of the Covenants that has a fixed term, then such term shall be extended for a period of time equal to the period during which a breach of such Covenant was occurring, beginning on the date of a final court order (without further right of appeal) holding that such a breach occurred or, if later, the last day of the original fixed term of such Covenant.

          15.6. Scope of Covenants. If any Covenant, or any part thereof, or the application thereof, is construed to be invalid, illegal or unenforceable, then the other Covenants, or the other portions of such Covenant, or the application thereof, shall not be affected thereby and shall be enforceable without regard thereto. If any of the Covenants is determined to be unenforceable because of its scope, duration, geographical area or other factor, then the court making such determination shall have the power to reduce or limit such scope, duration, area, or other factor, and such Covenant shall then be enforceable in its reduced or limited form.


     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and Date first above written.

 ATTEST:                                        PREFERRED MEDICAL SERVICES, INC.


/s/  Dean  M.    Becker                              By:  /s/  Dean  M.  Becker
     Secretary                                        Name:       Dean M. Becker
                              Title:        President


ATTEST:                                                  CORECARE  SYSTEMS, INC.

/s/  R.  C.  Beatty                              By:  /s/  Rose  S.  DiOttavio
     Secretary                                       Name:     Rose S. DiOttavio
                              Title:          President





EXHIBIT 6.19




     $5,000,000.00





     LOAN  AND  SECURITY  AGREEMENT
     ------------------------------

     by  and  among

     CORECARE  BEHAVIORAL
     HEALTH  MANAGEMENT,  INC.
     D/B/A  KIRKBRIDE  CENTER,
                               PENN INTERPERSONAL
                              COMMUNICATIONS, INC.,
                                       and
                             MANAGED CAREWARE, INC.
                         D/B/A CORECARE MANAGEMENT, INC.

                 (collectively and individually, the ABorrower@)

     and

     HCFP  FUNDING,  INC.

     ("Lender")





     May  ____  ,  1998
     LOAN  AND  SECURITY  AGREEMENT
     ------------------------------


     THIS LOAN AND SECURITY AGREEMENT (the "Agreement") is made as of this day of __________, 1998, by and among CORECARE BEHAVIORAL HEALTH MANAGEMENT,
INC. D/B/A KIRKBRIDE CENTER, a Pennsylvania corporation, PENN INTERPERSONAL COMMUNICATIONS, INC., a Pennsylvania corporation, and MANAGED CAREWARE, INC., D/B/A CORECARE MANAGEMENT, INC., a Pennsylvania corporation, (collectively and individually the ABorrower@) and HCFP FUNDING, INC., a Delaware corporation ("Lender").

     RECITALS
     --------

     A. Certain of the Borrowers and Lender have established a working capital financing relationship pursuant to that certain Receivables Purchase and Sale Agreement dated as of February 27, 1997, which Agreement will be terminated effective as of the Closing (hereinafter defined).

     B. Borrower and Lender now desire to continue the financing relationship under a line of credit structure, pursuant to which Lender shall make loans and extensions of credit to Borrower, on the terms and conditions set forth below.

     C. The parties desire to define the terms and conditions of their relationship and to reduce their agreements to writing.

     NOW, THEREFORE, in consideration of the promises and covenants contained in this Agreement, and for other consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:


     ARTICLE  I

     DEFINITIONS
     -----------


     As used in this Agreement, the following terms shall have the following meanings:

     SECTION  1.1.                ACCOUNT.  "Account" shall have the
                            -------           -------
meaning  assigned  to  such  term  in  the  Section  3.1  hereof.

     SECTION  1.2.          ACCOUNT DEBTOR.  "Account Debtor"
                       --------------          --------------
means any Person obligated on any Account of Borrower, including without limitation, any Insurer and any Medicaid/Medicare Account Debtor.


                                        3

     SECTION  1.3.          AFFILIATE.  "Affiliate" means, with
                          ---------          ---------
respect to a specified Person, any Person directly or indirectly controlling, controlled by, or under common control with the specified Person, including without limitation their stockholders and any Affiliates thereof. A Person shall be deemed to control a corporation or other entity if the Person possesses, directly or indirectly, the power to direct or cause the direction of the management and business of the corporation or other entity, whether through the ownership of voting securities, by contract, or otherwise.

     SECTION 1.4.     AGREEMENT.  "Agreement" means this Loan
                      ---------          ---------
and  Security Agreement, as it may be amended or supplemented from time to time.

     SECTION 1.5.     BASE RATE.1.5.     BASE RATE.  "Base Rate" means a rate of
                      ---------          ---------
interest equal to one and three-quarters percent (1.75%) above the "Prime Rate of Interest."

     SECTION  1.6           BORROWED MONEY.  "Borrowed Money"
                       --------------          --------------
means any obligation to repay money, any indebtedness evidenced by notes, bonds, debentures or similar obligations, any obligation under a conditional sale or other title retention agreement and the net aggregate rentals under any lease which under GAAP would be capitalized on the books of Borrower or which is the substantial equivalent of the financing of the property so leased.

     SECTION  1.7. ...     BORROWER.  "Borrower" has the meaning
                         --------          --------
set  forth  in  the  Preamble.

     SECTION  1.8.           BORROWING BASE.  "Borrowing Base"
                       --------------          --------------
has  the  meaning  set  forth  in  Section  2.1(d).

     SECTION  1.9.            BUSINESS DAY.  "Business Day" means
                       ------------          ------------
any day on which financial institutions are open for business in the State of Maryland, excluding Saturdays and Sundays.

     SECTION  1.10.           CLOSING; CLOSING DATE.
                          ---------------------           ---------------------
"Closing"  and  "Closing  Date"  have  the  meanings  set  forth in Section 5.3.

     SECTION  1.11.             COLLATERAL.  "Collateral" has the
                          ----------           ----------
meaning  set  forth  in  Section  3.1.

     SECTION  1.12.      CONCENTRATION ACCOUNT.  "Concentration Account" has the
                         ---------------------
meaning  set  forth  in  Section  2.3.

     SECTION 1.13.             CONTROLLED GROUP.  "Controlled
                       ----------------           ----------------
Group" means a "controlled group" within the meaning of Section 4001(b) of ERISA.

     SECTION  1.14.     COST REPORT SETTLEMENT ACCOUNT.  "Cost Report Settlement
                        ------------------------------
Account" means an "Account" owed to Borrower by a Medicaid/Medicare Account Debtor pursuant to any cost report, either interim, filed or audited, as the context may require.

     SECTION  1.15.      DEFAULT RATE.     "Default Rate" means a rate per annum
                         ------------
equal  to  five  percent  (5%)  above  the  then  applicable  Base  Rate.

                                       50

     SECTION 1.16.          ERISA.  "ERISA" has the meaning set forth
                       -----           -----
in  Section  4.11.

     SECTION  1.17.                   EVENT OF DEFAULT.
                            ------------------------------     -----------------
"Event  of  Default"  and  "Events  of  Default"  have the meanings set forth in
Section  8.1.

     SECTION  1.18.                      GAAP.  "GAAP" means generally accepted
                           ----           ----
accounting principles applied in a matter consistent with the financial statements referred to in Section 4.6.

     SECTION  1.19.                            GOVERNMENTAL AUTHORITY.
                        ----------------------           ----------------------
"Governmental Authority" means and includes any federal, state, District of Columbia, county, municipal, or other government and any department, commission, board, bureau, agency or instrumentality thereof, whether domestic or foreign.

     SECTION  1.20.                              HAZARDOUS MATERIAL.
                             -------------------             ------------------
"Hazardous Material" means any substances defined or designated as hazardous or toxic waste, hazardous or toxic material, hazardous or toxic substance, or similar term, by any environmental statute, rule or regulation or any Governmental Authority.

     SECTION  1.21.                              HIGHEST LAWFUL RATE.
                             --------------------           -------------------
"Highest  Lawful  Rate" means the maximum lawful rate of interest referred to in
Section  2.7  that  may  accrue  pursuant  to  this  Agreement.

     SECTION 1.22.     INSURER.  AInsurer@ means a Person that insures a Patient
                       -------
against certain of the costs incurred in the receipt by such Patient of Medical Services, or that has an agreement with Borrower to compensate Borrower for providing services to a Patient.

     SECTION  1.23.                     LENDER.  "Lender" has the meaning set
                          ------           ------
forth  in  the  Preamble.

     SECTION 1.24.                    LOAN.  "Loan" has the meaning set forth in
                       ----           ----
Section  2.1(a).

     SECTION  1.25.                           LOAN DOCUMENTS.  "Loan
                             ---------------              --------------
Documents" means and includes this Agreement, the Note, and each and every other document now or hereafter delivered in connection therewith, as any of them may be amended, modified, or supplemented from time to time.

     SECTION  1.26.  LOAN MANAGEMENT FEE.  "Loan Management Fee" has the meaning
                     -------------------
set  forth  in  Section  2.4(a).

     SECTION 1.27.                    LOCKBOX.  "Lockbox" has the meaning set
                       -------           -------
forth  in  Section  2.3.

     SECTION  1.27(  A).  LOCKBOX  ACCOUNT.   "Lockbox Account" means an account
                          ----------------
maintained by Borrower at the Lockbox Bank into which all collections of Accounts are paid directly.

     SECTION  1.28.                       LOCKBOX BANK.  "Lockbox Bank" has
                        ------------           ------------
the  meaning  set  forth  in  Section  2.3.

     SECTION  1.29.                         MAXIMUM LOAN AMOUNT.
                             --------------------           -------------------
"Maximum  Loan  Amount"  has  the  meaning  set  forth  in  Section  2.1(a).

     SECTION  1.30.       MEDICAID/MEDICARE ACCOUNT DEBTOR.  "Medicaid/ Medicare
                          --------------------------------
Account Debtor" means any Account Debtor which is (i) the United States of America acting under the Medicaid/Medicare program established pursuant to the Social Security Act, (ii) any state or other local government instrumentality, including Community Behavioral Health and Amerisource Behavioral Health, or the District of Columbia acting pursuant to a health plan adopted pursuant to Title XIX of the Social Security Act or (iii) any agent, carrier, administrator or intermediary for any of the foregoing.

     SECTION  1.31.         MEDICAL AND OTHER SERVICES.  Medical and health care
                            --------------------------
services provided to a Patient, including, but not limited to, medical and health care and billing, collection, and practice management services provided to a client and performed by Borrower, some of which are covered by a policy of insurance issued by an Insurer, and includes physician services, nurse and therapist services, dental services, hospital services, skilled nursing facility services, comprehensive outpa-tient rehabilitation services, home health care services, residential and out-patient behavioral healthcare services, and medicine or health care equipment provided by Borrower to a Patient for a necessary or specifically requested valid and proper medi-cal or health purpose.

     SECTION 1.32.              NOTE.  "Note" has the meaning set forth in
                       ----           ----
Section  2.1(c).

     SECTION  1.33.     OBLIGATIONS.  "Obligations" has the meaning set forth in
                        -----------
Section  3.1.

     SECTION  1.34.       PATIENT.  APatient@ means any Person receiving Medical
                          -------
Services from Borrower and all Persons legal-ly liable to pay Borrower for such Medical Services other than Insurers.

     SECTION  1.35.
                             ---------------------------------------------
PERMITTED  LIENS  ORAPERMITTED  ENCUMBRANCES.  "Permitted Liens" and APermitted
    -----------------------------------------
Encumbrances@  means:  (a)  liens  for  taxes not delinquent, or which are being contested in good faith and by appropriate proceedings which suspend the collection thereof and in respect of which adequate reserves have been made (provided that such proceedings do not, in Lender's sole discretion, involve any substantial danger of the sale, loss or forfeiture of such property or assets or any interest therein); (b) deposits or pledges to secure obligations under workmen's compensation, social security or similar laws, or under unemployment insurance; (c) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business; (d) mechanic's, workmen's, materialmen's or other like liens arising in the ordinary course of business with respect to obligations which are not due, or which are being contested in good faith by appropriate proceedings which suspend the collection thereof and in respect of which adequate reserves have been made (provided that such proceedings do not, in Lender's sole discretion, involve any substantial danger of the sale, loss or forfeiture of such property or assets or any interest therein); (e) liens and encumbrances in favor of Lender; (f) liens granted in connection with the lease or purchase of property or assets financed by borrowings permitted by Section 7.1 (provided, however, that no such borrowings permitted by Section 7.1 may be secured by liens on any of the Collateral, except as otherwise provided in Section 7.1 hereof); and (g) liens set forth on Schedule 1.35.
                                           --------------

     SECTION  1.36.                    PERSON.  "Person" means an individual,
                         ------           ------
partnership, corporation, trust, joint venture, joint stock company, limited liability company, association, unincorporated organization, Governmental Authority, or any other entity.

     SECTION 1.37.                   PLAN.  "Plan" has the meaning set forth in
                       ----           ----
Section  4.11.

     SECTION  1.38.                     PREMISES.  "Premises" has the
                        ----------------------     ---------
meaning  set  forth  in  Section  4.13.

     SECTION 1.39.  PRIME RATE OF INTEREST.  "Prime Rate of Interest" means that
                    ----------------------
rate of interest designated as such by Fleet National Bank of Connecticut, N.A., or any successor thereto, as the same may from time to time fluctuate.

     SECTION  1.40.                         PROHIBITED TRANSACTION.
                        ----------------------           ----------------------
"Prohibited  Transaction" means a "prohibited transaction" within the meaning of
Section  406  of  ERISA  or  Section  4975(c)(1)  of  the Internal Revenue Code.

     SECTION 1.41.                        QUALIFIED ACCOUNT. "Qualified
                       -----------------           -----------------
Account" means an Account of Borrower generated in the ordinary course of Borrower's business from the sale of goods or rendition of Medical Services which Lender, in its reasonable credit judgment, deems to be a Qualified Account. Without limiting the generality of the foregoing, no Account shall be a Qualified Account if: (a) the Account or any portion thereof is payable by an individual beneficiary, recipient or subscriber individually and not directly to Borrower by a Medicaid/Medicare Account Debtor, Health Maintenance Organization (AHMO@) or commercial medical insurance carrier acceptable to Lender in its sole discretion; (b) the Account remains unpaid more than one hundred and fifty
(150) days past the date of service; (c) the Account is subject to any defense, set-off, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment of any kind; (d) any part of any goods the sale of which has given rise to the Account has been returned, rejected, lost, or damaged; (e) if the Account arises from the sale of goods by Borrower, such sale was not an absolute sale or on consignment or on approval or on a sale-or-return basis or subject to any other repurchase or return agreement, or such goods have not been shipped to the Account Debtor or its designee; (f) if the Account arises from the performance of services, such services have not been actually been performed or were undertaken in violation of any law; (g) the Account is subject to a lien other than a Permitted Lien; (h) Borrower knows or should have known of the bankruptcy, receivership, reorganization, or insolvency of the Account Debtor; (i) the Account is evidenced by chattel paper or an instrument of any kind, or has been reduced to judgment; (j) the Account is an Account of an Account Debtor having its principal place of business or executive office outside the United States; (k) the Account Debtor is an Affiliate or Subsidiary of Borrower; (l) more than twenty percent (20%) of the aggregate balance of all Accounts owing from the Account Debtor obligated on the Account are outstanding more than one hundred and eighty (180) days past their date of service; (m) fifty percent (50%) or more of the aggregate unpaid Accounts from any individual Account Debtor are not deemed Qualified Accounts hereunder; (n) the total unpaid Accounts of the Account Debtor, except for a Medicaid/Medicare Account Debtor, exceed twenty percent (20%) of the net amount of all Qualified Accounts (including Medicaid/Medicare Account Debtors); (o) the total unbilled Accounts of the Account Debtor exceed twenty percent (20%) of the net amount of all Qualified Accounts (including Medicaid/Medicare Account Debtors); (p) any covenant, representation or warranty contained in the Loan Documents with respect to such Account has been breached; or (q) the Account fails to meet such other specifications and requirements which may from time to time be established by Lender.

     SECTION 1.42.                        REPORTABLE EVENT.  "Reportable
                       ----------------           ----------------
Event"  means  a  "reportable  event"  as  defined  in Section 4043(b) of ERISA.

     SECTION  1.43.      REVOLVING CREDIT LOAN.  "Revolving Credit Loan" has the
                         ---------------------
meaning  set  forth  in  Section  2.1(b).

     SECTION  1.44.    SUBORDINATION AGREEMENT.  ASubordination Agreement@ means
                       -----------------------
that certain Subordination and Intercreditor Agreement of even date herewith by and among WRH Mortgage, Inc., a Florida corporation (AWRH@), CoreCare Behavioral
                                                      ---
Health  Management,  Inc.  as  borrower  (ACBHMI@),  and  various  other limited
                                           -----
guarantors, an affiliate and the parent company of CBHMI, as the same may be amended, modified or replaced from time to time.

     SECTION  1.45.                    TERM.   "Term" has the meaning set forth in
                       ----          ----
Section  2.8.

     SECTION  1.46.    WRH  DOCUMENTS.    AWRH  Documents@  means  any  and  all
                       --------------
instruments, notes, mortgages, security agreements, financing statements or other agreements executed and delivered to evidence, secure or in connection with, the loan in the original principal amount of $13,000,000 from WRH to CBHMI, as the same may be amended, modified or supplemented from time to time.

     SECTION  1.47.    WRH  LOCKBOX.  AWRH Lockbox@ means the collection lockbox
                       ------------
established for the collection of Medicare and Medicaid accounts of CBHMI pursuant to the provisions of the WRH Documents.

     ARTICLE  II

     LOAN
     ----

     SECTION  2.1.         TERMS.
                      -----         -----

     (a) The maximum aggregate principal amount of credit extended by Lender to Borrower hereunder (the "Loan") that will be outstanding at any time is Five Million and No/100 Dollars ($5,000,000.00) (the "Maximum Loan Amount").

     (b) The Loan shall be in the nature of a revolving line of credit, and shall include sums advanced and other credit extended by Lender to or for the benefit of Borrower from time to time under this Article II (each a "Revolving Credit Loan") up to the Maximum Loan Amount depending upon the availability in the Borrowing Base, the requests of Borrower pursuant to the terms and conditions of Section 2.2 below, and on such other basis as Lender may reasonably determine. The outstanding principal balance of the Loan may fluctuate from time to time, to be reduced by repayments made by Borrower (which may be made without penalty or premium), and to be increased by future Revolving Credit Loans, advances and other extensions of credit to or for the benefit of Borrower, and shall be due and payable in full upon the expiration of the Term. For purposes of this Agreement, any determination as to whether there is ability within the Borrowing Base for advances or extensions of credit shall be made by Lender in its sole discretion and is final and binding upon Borrower.

     (c) At Closing, Borrower shall execute and deliver to Lender a promissory note evidencing Borrower's unconditional obligation to repay Lender for Revolving Credit Loans, advances, and other extensions of credit made under the Loan, in the form of Exhibit A to this Agreement (the "Note"), dated the
                             ---------
date hereof, payable to the order of Lender in accordance with the terms thereof. The Note shall bear interest from the date thereof until repaid, with interest payable monthly in arrears on the first Business Day of each month, at a rate per annum (on the basis of the actual number of days elapsed over a year of 360 days) equal to the Base Rate, provided that after an Event of Default such rate shall be equal to the Default Rate. Each Revolving Credit Loan, advance and other extension of credit shall be deemed evidenced by the Note, which is deemed incorporated by reference herein and made a part hereof.

     (d) Subject to the terms and conditions of this Agreement, advances under the Loan shall be made against a borrowing base equal to eighty-five percent (85%) of Qualified Accounts due and owing from any Medicaid/Medicare, Insurer or other Account Debtor and calculated in accordance with the formula set forth in the Borrowing Base Certificate shown on Schedule 2.1, as the same may be amended from time to time (the "Borrowing Base").

     SECTION  2.2.   LOAN ADMINISTRATION.  Borrowings under the Loan shall be as
                     -------------------
follows:

     (a) A request for a Revolving Credit Loan shall be made, or shall be deemed to be made, in the following manner: (i) Borrower may give Lender notice of its intention to borrow, in which notice Borrower shall specify the amount of the proposed borrowing and the proposed borrowing date, not later than 2:00 p.m. Eastern time two (2) Business Days prior to the proposed borrowing date; provided, however, that no such request may be made at a time when there exists
       -   -------
an Event of Default; and (ii) the becoming due of any amount required to be paid under this Agreement, whether as interest or for any other Obligation, shall be deemed irrevocably to be a request for a Revolving Credit Loan on the due date in the amount required to pay such interest or other Obligation.

     (b) Borrower hereby irrevocably authorizes Lender to disburse the proceeds of each Revolving Credit Loan requested, or deemed to be requested, as follows: (i) so long as all or any portion of the indebtedness evidenced and secured by the WRH Documents (the AWRH Indebtedness@) remains outstanding and
                                      ----------------
the WRH Documents have not been terminated or expired (the date on which the same occurs being hereinafter referred to as the ATermination Date@), the
                                                         ----------------
proceeds of each advance requested under subsection 2.2(a)(i) shall be disbursed by Lender by wire transfer directly to the WRH Lockbox, to be applied by WRH in accordance with the terms of the Subordination Agreement and the terms of the WRH Documents; (ii) upon payment and performance in full of all of the Borrower=s obligations under the WRH Documents and upon the termination and/or expiration of the WRH Documents all advances of proceeds of any Revolving Credit Loan requested under subsection 2.2(a)(i) shall be disbursed by Lender to such bank accounts as may be agreed upon by Borrower or Lender from time to time or elsewhere if pursuant to written direction from Borrower. The proceeds of each Revolving Credit Loan requested under subsection 2.2(a)(ii) shall be disbursed by Lender by way of direct payment of the relevant interest or other Obligation. All advances of Loan proceeds shall be made net of amounts due and payable to Lender hereunder.

     (c) All Revolving Credit Loans, advances and other extensions of credit to or for the benefit of Borrower shall constitute one general Obligation of Borrower, and shall be secured by Lender's lien upon all of the Collateral.

     (d) Lender shall enter all Revolving Credit Loans as debits to a loan account in the name of Borrower and shall also record in said loan account all payments made by Borrower on any Obligations and all proceeds of Collateral which are indefeasibly paid to Lender, and may record therein, in accordance with customary accounting practice, other debits and credits, including interest and all charges and expenses properly chargeable to Borrower. All collections into the Concentration Account pursuant to Section 2.3 shall be applied first to fees, costs and expenses then due and owing under the Loan Documents, then to interest due and owing under the Loan Documents, and then to principal outstanding with respect to Revolving Credit Loans.

     (e) Lender will account to Borrower monthly with a statement of Revolving Credit Loans, charges and payments made pursuant to this Agreement, and such accounting rendered by Lender shall be deemed final, binding and conclusive upon Borrower unless Lender is notified by Borrower in writing to the contrary within thirty (30) days of the date each accounting is mailed to Borrower. Such notice shall be deemed an objection to those items specifically objected to therein.

     SECTION  2.3.    COLLECTIONS,  DISBURSEMENTS,  BORROWING  AVAILABILITY, AND
                      ----------------------------------------------------------
LOCKBOX  ACCOUNT.2.3.    COLLECTIONS, DISBURSEMENTS, BORROWING AVAILABILITY, AND
     -----------         -------------------------------------------------------
LOCKBOX ACCOUNT.  Borrower shall maintain a lockbox account (the "Lockbox") with
  -------------
PNC  Bank,  N.A.  (the  "Lockbox  Bank"),  subject  to  the  provisions  of this
Agreement, and shall execute with the Lockbox Bank a Lockbox Agreement in the form attached as Exhibit B, and such other agreements related thereto as Lender
                  ---------
may require. Borrower shall ensure that all collections of Accounts are paid directly from Account Debtors into the Lockbox, and that all funds paid into the Lockbox are immediately transferred into a depository account maintained by Lender at PNC Bank, N.A., as determined by Lender in its sole discretion and communicated to Borrower (the "Concentration Account"). Lender shall apply, on a daily basis, all funds transferred into the Concentration Account pursuant to this Section 2.3 to reduce the outstanding indebtedness under the Loan (in accordance with Section 2.2(d)) with future Revolving Credit Loans, advances and other extensions of credit to be made by Lender under the conditions set forth in this Article II. To the extent that any collections of Accounts or proceeds of other Collateral are not sent directly to the Lockbox but are received by Borrower, such collections shall be held in trust for the benefit of Lender and immediately remitted, in the form received, to the Lockbox Bank for transfer to the Concentration Account immediately upon receipt by Borrower. Borrower acknowledges and agrees that its compliance with the terms of this Section 2.3 is essential, and that upon its failure to comply with any such terms Lender shall be entitled to assess a non-compliance fee which shall operate to increase the Base Rate by two percent (2%) per annum during any period of non-compliance. Lender shall be entitled to assess such fee whether or not an Event of Default is declared or otherwise occurs. All funds transferred from the Concentration Account for application to Borrower's indebtedness to Lender shall be applied to reduce the Loan balance, but for purposes of calculating interest shall be subject to a seven (7) Business Day clearance period. If as the result of collections of Accounts pursuant to the terms and conditions of this Section 2.3 a credit balance exists with respect to the Concentration Account and provided no Event of Default shall have occurred, such credit balance shall not accrue interest in favor of Borrower, but (a) so long as the Termination Date has not occurred, any such credit balance shall be deposited in the WRH Lockbox by wire transfer, and (b) at any time after the Termination Date, such credit balance shall be available to the Borrower at any time or times for so long as no Event of Default exists.

     SECTION  2.4.    FEES.2.4.    FEES.
                      ----         ----

     (a) For so long as the Loan is available to Borrower, Borrower unconditionally shall pay to Lender a monthly loan management fee (the "Loan Management Fee") equal to two hundred twenty five thousandths of one percent (0.225%) of the average amount of the outstanding principal balance of the Revolving Credit Loans during the preceding month. The Loan Management Fee shall be payable monthly in arrears on the first day of each successive calendar month.

     (b) Borrower shall pay to Lender all reasonable out-of-pocket audit and appraisal fees in connection with audits and appraisals of Borrower's books and records and such other matters as Lender shall deem appropriate (which audits and appraisals shall occur no more than quarterly provided no Event of Default has occurred), which shall be due and payable on the first Business Day of the month following the date of issuance by Lender of a request for payment thereof to Borrower.

     (c) Borrower shall pay to Lender, on demand, any and all fees, costs or reasonable expenses which Lender or any participant pays to a bank or other similar institution (including, without limitation, any fees paid by Lender to any participant) arising out of or in connection with (i) the forwarding to Borrower or any other Person on behalf of Borrower, by Lender, of proceeds of Revolving Credit Loans made by Lender to Borrower pursuant to this Agreement, and (ii) the depositing for collection, by Lender or any participant, of any check or item of payment received or delivered to Lender or any participant on account of Obligations.

     SECTION  2.5.    PAYMENTS.2.5.   PAYMENTS.  Principal payable on account of
                      --------        --------
Revolving Credit Loans shall be payable by Borrower to Lender immediately upon the earliest of (i) the receipt by Borrower of any proceeds of any of the Collateral, to the extent of such proceeds, (ii) the occurrence of an Event of Default in consequence of which the Loan and the maturity of the payment of the Obligations are accelerated, or (iii) the termination of this Agreement pursuant to Section 2.8 hereof; provided, however, that if any advance made by Lender in
                        --------  -------
excess  of  the  Borrowing  Base  shall  exist  at  any  time,  Borrower  shall, immediately upon demand, repay such overadvance. Interest accrued on the Revolving Credit Loans shall be due on the earliest of (i) the first Business Day of each month (for the immediately preceding month), computed on the last calendar day of the preceding month, (ii) the occurrence of an Event of Default in consequence of which the Loan and the maturity of the payment of the Obligations are accelerated, or (iii) the termination of this Agreement pursuant to Section 2.8 hereof. Except to the extent otherwise set forth in this Agreement, all payments of principal and of interest on the Loan, all other charges and any other obligations of Borrower hereunder, shall be made to Lender to the Concentration Account, in immediately available funds.

     SECTION  2.6.    USE  OF  PROCEEDS.2.6.   USE OF PROCEEDS.  The proceeds of
                      -----------------        ---------------
Lender's advances under the Loan shall be used solely for working capital and for other costs of Borrower arising in the ordinary course of Borrower's business.

     SECTION 2.7.  INTEREST RATE LIMITATION.2.7.  INTEREST RATE LIMITATION.  The
                   ------------------------       ------------------------
parties intend to conform strictly to the applicable usury laws in effect from time to time during the term of the Loan. Accordingly, if any transaction contemplated hereby would be usurious under such laws, then notwithstanding any other provision hereof: (i) the aggregate of all interest that is contracted for, charged, or received under this Agreement or under any other Loan Document shall not exceed the maximum amount of interest allowed by applicable law (the "Highest Lawful Rate"), and any excess shall be promptly credited to Borrower by Lender (or, to the extent that such consideration shall have been paid, such excess shall be promptly refunded to Borrower by Lender); (ii) neither Borrower nor any other Person now or hereafter liable hereunder shall be obligated to pay the amount of such interest to the extent that it is in excess of the Highest Lawful Rate; and (iii) the effective rate of interest shall be reduced to the Highest Lawful Rate. All sums paid, or agreed to be paid, to Lender for the use, forbearance, and detention of the debt of Borrower to Lender shall, to the extent permitted by applicable law, be allocated throughout the full term of the Note until payment is made in full so that the actual rate of interest does not exceed the Highest Lawful Rate in effect at any particular time during the full term thereof. If at any time the rate of interest under the Note exceeds the Highest Lawful Rate, the rate of interest to accrue pursuant to this Agreement shall be limited, notwithstanding anything to the contrary herein, to the Highest Lawful Rate, but any subsequent reductions in the Base Rate shall not reduce the interest to accrue pursuant to this Agreement below the Highest Lawful Rate until the total amount of interest accrued equals the amount of interest that would have accrued if a varying rate per annum equal to the interest rate under the Note had at all times been in effect. If the total amount of interest paid or accrued pursuant to this Agreement under the foregoing provisions is less than the total amount of interest that would have accrued if a varying rate per annum equal to the interest rate under the Note had been in effect, then Borrower agrees to pay to Lender an amount equal to the difference between (i) the lesser of (x) the amount of interest that would have accrued if the Highest Lawful Rate had at all times been in effect, or (y) the amount of interest that would have accrued if a varying rate per annum equal to the interest rate under the Note had at all times been in effect, and (ii) the amount of interest accrued in accordance with the other provisions of this Agreement.

     SECTION  2.8.    TERM.
                      ----

     (a) Subject to Lender's right to cease making Revolving Credit Loans to Borrower upon or after any Event of Default, this Agreement shall be in effect for a period of two (2) years from the Closing Date, unless terminated as provided in this Section 2.8 (the "Term"), and this Agreement shall be renewed for one-year periods thereafter upon the mutual written agreement of the parties.

     (b) Notwithstanding anything herein to the contrary, Lender may terminate this Agreement without notice upon or after the occurrence of an Event of Default.

     (c) Upon at least thirty (30) days prior written notice to Lender, Borrower may terminate this Agreement prior to the second annual anniversary of the Closing Date, provided that, at the effective date of such termination, Borrower shall pay to Lender (in addition to the then outstanding principal, accrued interest and other Obligations owing under the terms of this Agreement and any other Loan Documents) as liquidated damages for the loss of bargain and not as a penalty, an amount equal to (i) three percent (3%) of the average outstanding principal balance of the Loan for the preceding year if the effective date of such termination by Borrower is on or prior to the first annual anniversary of the Closing Date, and (ii) two percent (2%) of the average outstanding principal balance of the Loan for the preceding year if the effective date of such termination by Borrower is after the first annual anniversary of the Closing Date and prior to the second annual anniversary of the Closing Date; provided, however, there shall be no penalty for prepayment if same is due to Lender=s change to the criteria for qualification of Accounts.

     (d) All of the Obligations shall be immediately due and payable upon the termination date stated in any notice of termination permitted under this
Agreement.    All  undertakings,  agreements,  covenants,  warranties,  and representations of Borrower contained in the Loan Documents shall survive any such termination and Lender shall retain its liens in the Collateral and all of its rights and remedies under the Loan Documents notwithstanding such termination until Borrower has paid the Obligations to Lender, in full, in immediately available funds.

     (e) Notwithstanding any provision of this Agreement which makes reference to the continuance of an Event of Default, nothing in this Agreement shall be construed to permit Borrower to cure an Event of Default following the lapse of the applicable cure period, and Borrower shall have no such right in any instance unless specifically granted in writing by Lender.

     SECTION  2.9.       JOINT AND SEVERAL LIABILITY; BINDING OBLIGATIONS.  Each
                         ------------------------------------------------
entity comprising Borrower and executing this Agreement on behalf of Borrower shall be jointly and severally liable for all of the Obligations. In addition, each entity comprising Borrower hereby acknowledges and agrees that all of the representations, warranties, covenants, obligations, conditions, agreements and other terms contained in this Agreement shall be applicable to and shall be binding upon each individual entity comprising Borrower, and shall be binding upon all such entities when taken together.


     ARTICLE  IIIIII

     COLLATERAL
     ----------

     SECTION  3.1.    GENERALLY.SECTION  3.1.    GENERALLY.  As security for the
                      ---------                  ---------
payment  of all liabilities of Borrower to Lender, including without limitation:
(a) indebtedness evidenced under the Note, repayment of Revolving Credit Loans, advances and other extensions of credit, all fees and charges owing by Borrower, and all other liabilities and obligations of every kind or nature whatsoever of Borrower to Lender, whether now existing or hereafter incurred, joint or several, matured or unmatured, direct or indirect, primary or secondary, related or unrelated, due or to become due, including but not limited to any extensions, modifications, substitutions, increases and renewals thereof to the extent required to collect such Accounts and accounts receivable, (b) the payment of all amounts advanced by Lender to preserve, protect, defend, and enforce its rights hereunder and in the following property in accordance with the terms of this Agreement, and (c) the payment of all expenses incurred by Lender in connection therewith (collectively, the "Obligations"). Borrower hereby assigns and grants to Lender a continuing first priority lien on and security interest in, upon, and to the following property (the "Collateral"), except to the extent the mortgagees under the Permitted Encumbrances or any successor, mortgagee has a prior lien thereon:

(a) all of Borrower's now owned and hereafter acquired or arising accounts and accounts receivable and rights to payment of every kind and description, for the sale or lease of medical goods or the provision of medical, health care, billing, collection and practice management services, including (without limitation) all rights to payment from the Medicare and Medicaid programs, the Community Behavioral Health and Amerisource Behavioral Health programs, or similar state or federal programs, boards, bureaus or agencies, and rights to payment from patients or private insurers insuring patient obligations and all proceeds thereof, including (without limitation) the Medicare Accounts, as hereinafter defined (whether non-cash, moveable or immovable, tangible or intangible, received from the sale, exchange, transfer, collection or other disposition or substitution thereof, whether or not earned by performance and whether or not evidenced by an instrument or chattel paper) (collectively, the AAccounts@) , together with any and all contract rights, chattel paper,
 --------
documents  and  instruments  with  respect  thereto,  to the extent such chattel
 -------
paper,  documents  and  instruments  are  required  to  collect  such  Accounts;
 ----

     (b) all moneys, securities and other property and the proceeds thereof, now or hereafter held or received by, or in transit to, Lender from or for Borrower, whether for safekeeping, pledge, custody, transmission, collection or otherwise, and all of Borrower's deposits (general or special), balances, sums resulting from or relating to the Accounts, and credits with Lender at any time existing;

     (c) all of Borrower's right, title and interest, and all of Borrower's rights, remedies, security and liens, in, to and with respect to any Account, including, without limitation, rights of stoppage in transit, replevin, repossession and reclamation and other rights and remedies of an unpaid vendor, lienor or secured party, guaranties or other contracts of suretyship with respect to the Accounts, deposits or other security for the obligation of any debtor of any Accounts, and credit and other insurance;

     (d) all of Borrower's right, title and interest in, to and in respect of all goods relating to, or which by sale have resulted in, Accounts, including, without limitation, all goods described in invoices or other documents or instruments with respect to, or otherwise representing or evidencing, any Account, and all returned, reclaimed or repossessed goods;

     (e) all of Borrower's now or hereafter acquired deposit accounts into which Accounts are deposited, including the Lockbox Account, but specifically excluding the WRH Lockbox;

     (f) all books, records, ledger cards, computer programs, information and other property at any time evidencing or relating to the Accounts (all of the foregoing being hereinafter collectively referred to as the AAccount
                                                                         -------
Collateral@);
       ---

(g) all of Borrower=s general intangibles (including, without limitation, any proceeds from insurance policies after payment of prior interests), patents, unpatented inventions, trade secrets, copyrights, contract rights, goodwill, literary rights, rights to performance, rights under licenses, choses in action, claims, information contained in computer media (such as databases, source and object codes, and information therein), things in action, trademarks and trademarks applied for (together with the goodwill associated therewith) and derivatives thereof; trade names, including the right to make, use, and vend goods utilizing any of the foregoing, and permit licenses, certifications, authorizations and approvals, and the rights of Borrower thereunder, issued by any governmental, regulatory, or private authority, agency, or entity whether now owned or hereafter acquired, together with all cash and non-cash proceeds and products thereof;

     (h) all of Borrower=s monies and other property of every kind and nature now or at any time or times hereafter in the possession of or under the control of Lender or a bailee of Affiliate of Lender, but specifically excluding the WRH Lockbox and WRH; and

     (i) all proceeds of the foregoing, in any form, including, without limitation, any claims against third parties for loss or damage to or destruction of any or all of the foregoing.

     SECTION  3.2.    LIEN  DOCUMENTS.3.2.    LIEN  DOCUMENTS.    At Closing and
                      ---------------         ---------------
thereafter as Lender deems necessary in its sole discretion, Borrower shall execute and deliver to Lender, or have executed and delivered (all in form and substance satisfactory to Lender in its sole discretion):

     (a) UCC-1 Financing statements pursuant to the Uniform Commercial Code in effect in the jurisdiction(s) in which Borrower operates, which Lender may file in any jurisdiction where any Collateral is or may be located and in any other jurisdiction that Lender deems appropriate; provided that a carbon,
                                                        --------
photographic, or other reproduction or other copy of this Agreement or of a financing statement is sufficient as and may be filed in lieu of a financing statement; and

     (b) Any other agreements, documents, instruments, and writings deemed necessary by Lender or as Lender may otherwise request from time to time in its sole discretion to evidence, perfect, or protect Lender's lien and security interest in the Collateral required hereunder.
     SECTION  3.3.    COLLATERAL  ADMINISTRATION.
                      --------------------------

     (a) All Collateral (except deposit accounts) will at all times be kept by Borrower at its principal office(s) as set forth on Schedule 4.14 hereto and
                                                        -------------
shall  not,  without  the  prior written approval of Lender, be moved therefrom.

     (b) Borrower shall keep accurate and complete records of its Accounts and all payments and collections thereon and shall submit to Lender on such periodic basis as Lender shall request a sales and collections report for the preceding period, in form satisfactory to Lender. In addition, if Accounts in an aggregate face amount in excess of $50,000.00 become ineligible because they fall within one of the specified categories of ineligibility set forth in the definition of Qualified Accounts or otherwise, Borrower shall notify Lender of such occurrence on the first Business Day following knowledge of such occurrence and the Borrowing Base shall thereupon be adjusted to reflect such occurrence. If requested by Lender, Borrower shall execute and deliver to Lender formal written assignments of all of its Accounts weekly or daily, which shall include all Accounts that have been created since the date of the last assignment, together with copies of claims, invoices or other information related thereto.

     (c) Whether or not an Event of Default has occurred, any of Lender's officers, employees or agents shall have the right, at any time or times hereafter, in the name of Lender, any designee of Lender or Borrower, to verify the validity, amount or any other matter relating to any Accounts by mail, telephone, telegraph or otherwise. Borrower shall cooperate fully with Lender in an effort to facilitate and promptly conclude such verification process.

     (d) To expedite collection, Borrower shall endeavor in the first instance to make collection of its Accounts for Lender. Lender retains the right at all times after the occurrence of an Event of Default, subject to applicable law regarding Medicaid/Medicare Account Debtors, to notify Account Debtors that Accounts have been assigned to Lender and to collect Accounts directly in its own name and to charge the collection costs and expenses, including attorneys' fees, to Borrower.

     SECTION  3.4.   OTHER ACTIONS.2SECTION 3.4.  OTHER ACTIONS.  In addition to
                     -------------                -------------
the foregoing, Borrower (i) shall provide prompt written notice to each private indemnity, managed care or other Insurer who either is currently an Account Debtor or becomes an Account Debtor at any time following the date hereof that Lender has been granted a first priority lien and security interest in, upon and to all Accounts applicable to such Insurer, and hereby authorizes Lender to send any and all similar notices to such Insurers by Lender, and (ii) shall do anything further that may be lawfully required by Lender to secure Lender and effectuate the intentions and objects of this Agreement, including but not limited to the execution and delivery of lockbox agreements, continuation statements, amendments to financing statements, and any other documents required hereunder. At Lender's request, Borrower shall also immediately deliver to Lender all items for which Lender must receive possession to obtain a perfected security interest. Borrower shall, on Lender's demand, deliver to Lender all notes, certificates, and documents of title, chattel paper, warehouse receipts, instruments, and any other similar instruments constituting Collateral.

     SECTION  3.5.    SEARCHES.3.5.  SEARCHES.  Prior to Closing, and thereafter
                      --------       --------
(as and when required by Lender in its sole discretion), Lender shall obtain the following searches against Borrower (the results of which are to be consistent with Borrower's representations and warranties under this Agreement), all at Borrower=s expense:

     (a) Uniform Commercial Code searches with the Secretary of State and local filing offices of each jurisdiction where Borrower maintains its executive offices, a place of business, or assets;

     (b) Judgment, federal tax lien and corporate and partnership tax lien searches, in each jurisdiction searched under clause (a) above; and

     (c) Good standing certificates showing Borrower to be in good standing in its state of formation and in each other state in which it is doing and presently intends to do business for which qualification is required.

     SECTION  3.6.    POWER  OF  ATTORNEY.3.6.   POWER OF ATTORNEY.  Each of the
                      -------------------        -----------------
officers of Lender is hereby irrevocably made, constituted and appointed the true and lawful attorney for Borrower (without requiring any of them to act as such) with full power of substitution to do the following: (i) endorse the name of Borrower upon any and all checks, drafts, money orders, and other instruments for the payment of money that are payable to Borrower and constitute collections on Borrower's Accounts; (ii) execute in the name of Borrower any financing statements, schedules, assignments, instruments, documents, and statements that Borrower is obligated to give Lender hereunder; and (iii) do such other and further acts and deeds in the name of Borrower that Lender may deem necessary or desirable to enforce any Account or other Collateral or perfect Lender's security interest or lien in any Collateral.


     ARTICLE  IV          ARTICLE  IV

     REPRESENTATIONS  AND  WARRANTIESAND  WARRANTIES
     -----------------------------------------------

     Each Borrower represents and warrants to Lender, and shall be deemed to represent and warrant on each day on which any Obligations shall be outstanding hereunder, that:

     SECTION  4.1.    ORGANIZATION AND GOOD STANDING.4.1.  ORGANIZATION AND GOOD
                      ------------------------------       ---------------------
STANDING.    Borrower  is a corporation duly organized, validly existing, and in
  ------
good standing under the laws of its state of formation, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties owned or leased by it therein or the nature of its business makes such qualification necessary, has the corporate power and authority to own its assets and transact the business in which it is engaged, and has obtained all certificates, licenses and qualifications required under all laws, regulations, ordinances, or orders of public authorities necessary for the ownership and operation of all of its properties and transaction of all of its business.

     SECTION  4.2.  AUTHORITY.4.2.  AUTHORITY.  Each Borrower has full corporate
                    ---------       ---------
power and authority to enter into, execute, and deliver this Agreement and to perform its obligations hereunder, to borrow the Loan, to execute and deliver the Note, and to incur and perform the obligations provided for in the Loan
Documents, all of which have been duly authorized by all necessary corporate action.
 No consent or approval of shareholders of, or lenders to, Borrower and no consent, approval, filing or registration with any Governmental Authority is required as a condition to the validity of the Loan Documents or the performance by Borrower of its obligations thereunder except as set forth in Schedule 4.2.

     SECTION  4.3.    BINDING AGREEMENT.4.3.  BINDING AGREEMENT.  This Agreement
                      -----------------       -----------------
and all other Loan Documents constitute, and the Note, when issued and delivered pursuant hereto for value received, will constitute, the valid and legally binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms.

     SECTION  4.4.  LITIGATION.SECTION 4.4.  LITIGATION.  Except as disclosed in
                    ----------               ----------
Schedule  4.4,  there  are  no  actions,  suits,  proceedings  or investigations
-------------
pending,  to the Borrower=s best knowledge after due inquiry, threatened against
-------
Borrower before any court or arbitrator or before or by any Governmental Authority which, in any one case or in the aggregate, if determined adversely to the interests of Borrower, could have a material adverse effect on the business, properties, condition (financial or otherwise) or operations, present or prospective, of Borrower, or upon its ability to perform its obligations under the Loan Documents (a AMaterial Adverse Effect@). Borrower is not in default with respect to any order of any court, arbitrator, or Governmental Authority applicable to Borrower or its properties.

     SECTION  4.5.  NO CONFLICTS.4.5.  NO CONFLICTS.  The execution and delivery
                    ------------       ------------
by Borrower of this Agreement and the other Loan Documents do not, and the performance of its obligations thereunder will not, violate, conflict with, constitute a default under, or result in the creation of a lien or encumbrance upon the property of Borrower under: (i) any provision of Borrower's articles of incorporation or bylaws, (ii) any provision of any law, rule, or regulation applicable to Borrower, or (iii) any of the following: (A) any indenture or other agreement or instrument to which Borrower is a party or by which Borrower or its property is bound; or (B) any judgment, order or decree of any court, arbitration tribunal, or Governmental Authority having jurisdiction over Borrower which is applicable to Borrower.

     SECTION  4.6.    FINANCIAL CONDITION.4.6.  FINANCIAL CONDITION.  The annual
                      -------------------       -------------------
financial statements of Borrower as of December 31, 1997, audited by Schiffman Hughes Brown, and the unaudited financial statements of Borrower as of March 31, 1997, certified by the chief financial officer of Borrower, which have been delivered to Lender, fairly present the financial condition of Borrower and the results of its operations and changes in financial condition as of the dates and for the periods referred to, and have been prepared in accordance with GAAP. There are no material unrealized or anticipated liabilities, direct or indirect, fixed or contingent, of Borrower as of the dates of such financial statements which are not reflected therein or in the notes thereto. There has been no adverse change in the business, properties, condition (financial or otherwise) or operations (present or prospective) of Borrower since March 31, 1997. Borrower's fiscal year ends on December 31. The federal tax identification number of each Borrower is set forth in Schedule 4.6.

     SECTION  4.7.    NO  DEFAULT.4.7.   NO DEFAULT.  Borrower is not in default
                      -----------        ----------
under or with respect to any obligation in any respect which could result in a Material Adverse Effect under the Loan Documents. No Event of Default or event which, with the giving of notice or lapse of time, or both, could become an Event of Default, has occurred and is continuing.

     SECTION  4.8.  TITLE TO PROPERTIES.4.8.  TITLE TO PROPERTIES.  Borrower has
                    -------------------       -------------------
good and marketable title to its properties and assets, including the Collateral and the properties and assets reflected in the financial statements described in
Section 4.6, subject to no lien, mortgage, pledge, encumbrance or charge of any kind, other than Permitted Liens. Borrower has not agreed or consented to cause any of its properties or assets whether owned now or hereafter acquired to be subject in the future (upon the happening of a contingency or otherwise) to any lien, mortgage, pledge, encumbrance or charge of any kind other than Permitted Liens.

     SECTION  4.9.    TAXES.4.9.    TAXES.   Borrower has filed, or has obtained
                      -----         -----
extensions for the filing of, all federal, state and other tax returns which are required to be filed, and has paid all taxes shown as due on those returns and all assessments, fees and other amounts due as of the date hereof. All tax liabilities of Borrower were, as of December 31, 1997 and are now, adequately provided for on Borrower's books. No tax liability has been asserted by the Internal Revenue Service or other taxing authority against Borrower for taxes in excess of those already paid.

     SECTION  4.10.    SECURITIES  AND  BANKING  LAWS  AND  REGULATIONS.4.10.
                       ------------------------------------------------
SECURITIES  AND  BANKING  LAWS  AND  REGULATIONS.
         ---------------------------------------

     (a) The use of the proceeds of the Loan and Borrower's issuance of the Note will not directly or indirectly violate or result in a violation of the
Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, or any regulations issued pursuant thereto, including without limitation Regulations U, T, G, or X of the Board of Governors of the Federal Reserve
System. Borrower is not engaged in the business of extending credit for the purpose of the purchasing or carrying "margin stock" within the meaning of those regulations. No part of the proceeds of the Loan hereunder will be used to purchase or carry any margin stock or to extend credit to others for such purpose.

     (b) Borrower is not an investment company within the meaning of the Investment Company Act of 1940, as amended, nor is it, directly or indirectly, controlled by or acting on behalf of any Person which is an investment company within the meaning of that Act.
     SECTION  4.11.    ERISA.SECTION  4.11.  ERISA.  No employee benefit plan (a
                       -----                 -----
"Plan") subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and regulations issued pursuant thereto that is maintained by Borrower or under which Borrower could have any liability under ERISA (a) has failed to meet minimum funding standards established in Section 302 of ERISA, (b) has failed to comply with all applicable requirements of ERISA and of the Internal Revenue Code, including all applicable rulings and regulations thereunder, (c) has engaged in or been involved in a prohibited transaction (as defined in ERISA) under ERISA or under the Internal Revenue Code, or (d) has been terminated. Borrower has not assumed, or received notice of a claim asserted against Borrower for, withdrawal liability (as defined in the Multi-Employer Pension Plan Amendments Act of 1980, as amended) with respect to any multi-employer pension plan and is not a member of any Controlled Group (as defined in ERISA). Borrower has timely made when due all contributions with respect to any multi-employer pension plan in which it participates and no event has occurred triggering a claim against Borrower for withdrawal liability with respect to any multi-employer pension plan in which Borrower participates.

     SECTION  4.12.   COMPLIANCE WITH LAW.4.12.  COMPLIANCE WITH LAW.  Except as
                      -------------------        -------------------
described  in  Schedule  4.12 and except where violation could not be reasonably
               --------------
expected  to  have  a Material Adverse Effect, to the Borrower=s best knowledge,
Borrower  is  not  in  violation  of  any  statute,  rule,  or regulation of any
Governmental Authority (including, without limitation, any statute, rule or regulation relating to employment practices or to environmental, occupational and health standards and controls). Borrower has obtained all licenses, permits, franchises, and other governmental authorizations necessary for the ownership of its properties and the conduct of its business. Borrower is current with all reports and documents required to be filed with any state or federal securities commission or similar Governmental Authority and is in full compliance with all applicable rules and regulations of such commissions, except where failure to do so or noncompliance could not reasonably be expected to have a Material Adverse Effect.

     SECTION 4.13.  ENVIRONMENTAL MATTERS.4.13.  ENVIRONMENTAL MATTERS.  No use,
                    ---------------------        ---------------------
exposure, release, generation, manufacture, storage, treatment, transportation or disposal of Hazardous Material has occurred or is occurring on or from any real property on which the Collateral is located or which is owned, leased or otherwise occupied by Borrower (the "Premises"), or off the Premises as a result of any action of Borrower, except as described in Schedule 4.13. All Hazardous
                                                   -------------
Material used, treated, stored, transported to or from, generated or handled on the Premises, or off the Premises by Borrower, has been disposed of on or off the Premises by or on behalf of Borrower in a lawful manner to Borrower=s best knowledge after due inquiry. There are underground storage tanks present on or under the Premises owned or leased by Borrower known as the Kirkbride Center (AKirkbride@), which tanks are in compliance with all applicable laws and regulations, except where noncompliance or violation could not be reasonably expected to have a Material Adverse Effect. No other environmental, public health or safety hazards exist with respect to the Premises.

     SECTION 4.14.  PLACES OF BUSINESS.4.14.  PLACES OF BUSINESS.       The only
                    ------------------        ------------------
places of business of Borrower, and the places where it keeps and intends to keep the Collateral and records concerning the Collateral, are at the addresses set forth in Schedule 4.14. Schedule 4.14 also lists the owner of record of
                --------------   -------------
each  such  property.

     SECTION  4.15.    INTELLECTUAL  PROPERTY.4.15.    INTELLECTUAL  PROPERTY.
                       ----------------------          ----------------------
Borrower exclusively owns or possesses all the patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, franchises, licenses, and rights with respect to the foregoing necessary for the present and planned future conduct of its business, without any conflict with the rights of others. A list of all such intellectual property (indicating the nature of Borrower's interest), as well as all outstanding franchises and licenses given by or held by Borrower, is attached as Schedule 4.15. Borrower
                                                        -------------
is not in default of any obligation or undertaking with respect to such intellectual property or rights.

     SECTION  4.16.       MATERIAL FACTS.4.16.     MATERIAL FACTS.  Neither this
                          --------------           --------------
Agreement nor any other Loan Document nor any other agreement, document, certificate, or statement furnished to Lender by or on behalf of Borrower in connection with the transactions contemplated hereby, when all such documents are taken together as a whole, contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact known to Borrower that adversely affects or in the future may adversely affect the business, operations, affairs or financial condition of Borrower, or any of its properties or assets.

     SECTION  4.17.    INVESTMENTS,  GUARANTEES,  AND  CERTAIN  CONTRACTS.4.17.
                       --------------------------------------------------
INVESTMENTS,  GUARANTEES,  AND CERTAIN CONTRACTS.  Borrower does not own or hold
      ------------------------------------------
any equity or long-term debt investments in, have any outstanding advances to, have any outstanding guarantees for the obligations of, or have any outstanding borrowings from, any Person, except as described on Schedule 4.17. Borrower is
                                                     -------------
not a party to any contract or agreement, or subject to any corporate restriction, which adversely affects its business.

     SECTION  4.18.    BUSINESS  INTERRUPTIONS.4.18.    BUSINESS  INTERRUPTIONS.
                       -----------------------          -----------------------
Within five years prior to the date hereof, neither the business, property or assets, or operations of Borrower has been adversely affected in any way by any casualty, strike, lockout, combination of workers, or order of the United States of America or other Governmental Authority, directed against Borrower. There are no pending or threatened labor disputes, strikes, lockouts, or similar occurrences or grievances against Borrower or its business.

     SECTION  4.19.    NAMES.4.19.   NAMES.  Within five years prior to the date
                       -----         -----
hereof, Borrower has not conducted business under or used any other name (whether corporate, partnership or assumed) other than as shown on Schedule
                                                                        --------
4.19. Borrower is the sole owner of all names listed on that Schedule and any and all business done and invoices issued in such names are Borrower's sales, business, and invoices. Each trade name of Borrower represents a division or trading style of Borrower and not a separate Person or independent Affiliate.

     SECTION  4.20.    JOINT  VENTURES.4.20.    JOINT VENTURES.  Borrower is not
                       ---------------          --------------
engaged in any joint venture or partnership with any other Person, except as set forth on Schedule 4.20.
           --------------
     SECTION  4.21.    ACCOUNTS.  Lender may rely, in determining which Accounts
                       --------
are Qualified Accounts, on all statements and representations made by Borrower with respect to any Account or Accounts. Unless otherwise indicated in writing to Lender, with respect to each Account:

     (a) It is genuine and in all respects what it purports to be, and is not evidenced by a judgment;

     (b)      It arises out of a completed, bona fide sale and delivery of goods
                                            ---- ----
or rendition of services by Borrower in the ordinary course of its business and in accordance with the terms and conditions of all purchase orders, contracts, certification, participation, certificate of need, or other documents relating thereto and forming a part of the contract between Borrower and the Account Debtor;

     (c) It is for a liquidated amount maturing as stated in a duplicate claim or invoice covering such sale or rendition of services, a copy of which has been furnished or is available to Lender;

     (d) Such Account, and Lender's security interest therein, is not, and will not (by voluntary act or omission by Borrower), be in the future, subject to any offset, lien, deduction, defense, dispute, counterclaim or any other adverse condition, and each such Account is absolutely owing to Borrower and is not contingent in any respect or for any reason;

     (e) There are no facts, events or occurrences which in any way impair the validity or enforceability of any Accounts or tend to reduce the amount payable thereunder from the face amount of the claim or invoice and statements delivered to Lender with respect thereto;

     (f) To the best of Borrower's knowledge, (i) the Account Debtor thereunder had the capacity to contract at the time any contract or other document giving rise to the Account was executed and (ii) such Account Debtor is solvent;

     (g) To the best of Borrower's knowledge, there are no proceedings or actions which are threatened or pending against any Account Debtor thereunder which might result in any material adverse change in such Account Debtor's financial condition or the collectibility of such Account;

     (h) It has been billed and forwarded to the Account Debtor for payment in accordance with applicable laws and compliance and conformance with any and requisite procedures, requirements and regulations governing payment by such Account Debtor with respect to such Account, and such Account if due from a Medicaid/Medicare Account Debtor is properly payable directly to Borrower; and

     (i) Borrower has obtained and currently has all certificates of need, Medicaid and Medicare provider numbers, licenses, permits and authorizations as necessary in the generation of such Accounts.

     SECTION  4.22.    SOLVENCY.    Both  before  and after giving effect to the
                       --------
transactions contemplated by the terms and provisions of this Agreement, (i) Borrower (taken as a whole) owns property whose fair saleable value is greater than the amount required to pay all of Borrower's Indebtedness (including contingent debts), (ii) Borrower (taken as a whole) was and is able to pay all of its Indebtedness as such Indebtedness matures, and (iii) Borrower (taken as a whole) had and has capital sufficient to carry on its business and transactions and all business and transactions in which it about to engage. For purposes hereof, the term "Indebtedness" means, without duplication (a) all items which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Borrower as of the date on which Indebtedness is to be determined, (b) all obligations of any other person or entity which such Borrower has guaranteed, and (c) the Obligations.

     SECTION  4.23.    SUBSIDIARIES.   Except as set forth in Schedule 4.23, the
                       ------------                           -------------
Borrower  has  no  subsidiaries.


     ARTICLE  VV

     CLOSING  AND  CONDITIONS  OF  LENDINGAND  CONDITIONS  OF  LENDING
     -----------------------------------------------------------------

     SECTION  5.1.  CONDITIONS PRECEDENT TO AGREEMENT.5.1.  CONDITIONS PRECEDENT
                    ---------------------------------       --------------------
TO AGREEMENT.  The obligation of Lender to enter into and perform this Agreement
------------
and to make Revolving Credit Loans is subject to the following conditions precedent:

     (a) Lender shall have received two (2) originals of this Agreement and all other Loan Documents required to be executed and delivered at or prior to Closing (other than the Note, as to which Lender shall receive only one original), executed by Borrower and any other required Persons, as applicable.

     (b) Lender shall have received all searches and good standing certificates required by Section 3.5.

     (c) Borrower shall have complied and shall then be in compliance with all the terms, covenants and conditions of the Loan Documents.

     (d) There shall have occurred no Event of Default and no event which, with the giving of notice or the lapse of time, or both, could constitute such an Event of Default.

     (e) The representations and warranties contained in Article IV shall be true and correct.

     (f) Lender shall have received copies of all board of directors resolutions of Borrower, and other corporate action taken by Borrower to authorize the execution, delivery and performance of the Loan Documents and the borrowing of the Loan thereunder, as well as the names and signatures of the officers of Borrower authorized to execute documents on its behalf in connection herewith, all as also certified as of the date hereof by Borrower's chief financial officer, and such other papers as Lender may require.

     (g) Lender shall have received copies, certified as true, correct and complete by a corporate officer of each Borrower, of the articles of incorporation of each Borrower, with any amendments to any of the foregoing, and all other documents necessary for performance of the obligations of Borrower under this Agreement and the other Loan Documents.

     (h) Lender shall have received a written opinion of counsel for Borrower, dated the date hereof, in the form of Exhibit C.
                                                         ----------

     (i) Lender shall have received such financial statements, reports, certifications, and other operational information required to be delivered hereunder, including without limitation an initial borrowing base certificate calculating the Borrowing Base.

     (j) The Lockbox and the Concentration Account shall have been established.

     (k) Lender shall have received a certificate of Borrower's chief financial officer, dated the Closing Date, certifying that all of the conditions specified in this Section have been fulfilled.

     SECTION  5.2.   CONDITIONS PRECEDENT TO ADVANCES.5.2.  CONDITIONS PRECEDENT
                     --------------------------------       --------------------
TO  ADVANCES.     Notwithstanding any other provision of this Agreement, no Loan
 -----------
proceeds,  Revolving  Credit Loans, advances or other extensions of credit under
 -
the Loan shall be disbursed hereunder unless the following conditions have been satisfied or waived immediately prior to such disbursement:

     (a) The representations and warranties on the part of Borrower contained in Article IV of this Agreement shall be true and correct in all respects at and as of the date of disbursement or advance, as though made on and as of such date (except to the extent that such representations and warranties expressly relate solely to an earlier date and except that the references in
Section 4.7 to financial statements shall be deemed to be a reference to the then most recent annual and interim financial statements of Borrower furnished to Lender pursuant to Section 6.1 hereof).

     (b) No Event of Default or event which, with the giving of notice of the lapse of time, or both, could become an Event of Default shall have occurred and be continuing or would result from the making of the disbursement or advance.

     (c) No material adverse change in the condition (financial or otherwise), properties, business, or operations of Borrower shall have occurred and be continuing with respect to Borrower since the date hereof.

     SECTION  5.3.    CLOSING.5.3.   CLOSING.  Subject to the conditions of this
                      -------        -------
Article V, the Loan shall be made available on the date as is mutually agreed by the parties (the "Closing Date") at such time as may be mutually agreeable to the parties upon the execution hereof (the "Closing") at such place as may be requested by Lender.

     SECTION  5.4.   WAIVER OF RIGHTS.5.4.  WAIVER OF RIGHTS.  By completing the
                     ----------------       ----------------
Closing hereunder, or by making advances under the Loan, Lender does not waive a breach of any representation or warranty of Borrower hereunder or under any other Loan Document, and all of Lender's claims and rights resulting from any breach or misrepresentation by Borrower are specifically reserved by Lender.

     ARTICLE  VIVI

     AFFIRMATIVE  COVENANTSCOVENANTS
     -------------------------------

     Borrower covenants and agrees that for so long as Borrower may borrow hereunder and until payment in full of the Note and performance of all other obligations of Borrower under the Loan Documents:

     SECTION  6.1.   FINANCIAL STATEMENTS AND COLLATERAL REPORTS.6.1.  FINANCIAL
                     -------------------------------------------       ---------
STATEMENTS  AND COLLATERAL REPORTS.  Borrower will furnish to Lender (i) a sales
 ---------------------------------
and collections report and accounts receivable aging schedule on a form acceptable to Lender within fifteen (15) days after the end of each calendar month, which shall include, but not be limited to, a report of sales, credits issued, and collections received; (ii) payable aging schedules within fifteen
(15) days after the end of each calendar month; (iii) internally prepared monthly financial statements for Borrower, certified by the chief financial officer of Borrower, within forty-five (45) days of the end of each calendar month, accompanied by management analysis and actual vs. budget variance reports for each nursing home generating Accounts; (iv) to the extent prepared by Borrower, annual projections, profit and loss statements, balance sheets, and cash flow reports (prepared on a monthly basis) for the succeeding fiscal year within thirty (30) days before the end of each of Borrower's fiscal years; (v) internally prepared annual financial statements for Borrower within sixty (60) days after the end of each of Borrower's fiscal years; (vi) annual audited financial statements for Borrower prepared by a firm of independent public accountants satisfactory to Lender, within one hundred and thirty-five (135)
days after the end of each of Borrower's fiscal years; (vii) promptly upon receipt thereof, copies of any reports submitted to Borrower by the independent accountants in connection with any interim audit of the books of Borrower and copies of each management control letter provided to Borrower by independent accountants; (viii) as soon as available, copies of all financial statements and notices provided by Borrower to all of its stockholders; and (ix) such additional information, reports or statements as Lender may from time to time request. Annual financial statements shall set forth in comparative form figures for the corresponding periods in the prior fiscal year. All financial statements shall include a balance sheet and statement of earnings and shall be prepared in accordance with GAAP.

     SECTION  6.2.   PAYMENTS HEREUNDER.6.2.  PAYMENTS HEREUNDER.  Borrower will
                     ------------------       ------------------
make all payments of principal, interest, fees, and all other payments required hereunder, under the Loan, and under any other agreements with Lender to which Borrower is a party, as and when due.

     SECTION  6.3.    EXISTENCE,  GOOD  STANDING,  AND COMPLIANCE WITH LAWS.6.3.
                      -----------------------------------------------------
EXISTENCE,  GOOD  STANDING, AND COMPLIANCE WITH LAWS.  Borrower will do or cause
    ------------------------------------------------
to be done all things necessary (a) to obtain and keep in full force and effect all corporate existence, rights, licenses, privileges, and franchises of Borrower necessary to the ownership of its property or the conduct of its business, and comply with all applicable present and future laws, ordinances, rules, regulations, orders and decrees of any Governmental Authority having or claiming jurisdiction over Borrower, except where failure to do so could not be reasonably expected to have a Material Adverse Effect; and (b) to maintain and protect the properties used or useful in the conduct of the operations of Borrower, in a prudent manner, including without limitation the maintenance at all times of such insurance upon its insurable property and operations as required by law or by Section 6.7 hereof.

     SECTION  6.4.  LEGALITY.SECTION 6.4.  LEGALITY.  The making of the Loan and
                    --------------------------------
each disbursement or advance under the Loan shall not be subject to any penalty or special tax, shall not be prohibited by any governmental order or regulation applicable to Borrower, and shall not violate any rule or regulation of any Governmental Authority, and necessary consents, approvals and authorizations of any Governmental Authority to or of any such disbursement or advance shall have been obtained.

     SECTION  6.5.    LENDER'S  SATISFACTION.6.5.    LENDER'S SATISFACTION.  All
                      ----------------------         ---------------------
instruments and legal documents and proceedings in connection with the transactions contemplated by this Agreement shall be satisfactory in form and substance to Lender and its counsel, and Lender shall have received all documents, including records of corporate proceedings and opinions of counsel, which Lender may have requested in connection therewith.

     SECTION  6.6.    TAXES  AND CHARGES.6.6.  TAXES AND CHARGES.  Borrower will
                      ------------------       -----------------
timely file all tax reports and pay and discharge all taxes, assessments and governmental charges or levies imposed upon Borrower, or its income or profits or upon its properties or any part thereof, before the same shall be in default and prior to the date on which penalties attach thereto, as well as all lawful claims for labor, material, supplies or otherwise which, if unpaid, might become a lien or charge upon the properties or any part thereof of Borrower; provided,
                                                                       --------
however, that Borrower shall not be required to pay and discharge or cause to be
-------
paid and discharged any such tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith and by appropriate proceedings by Borrower, and Borrower shall have set aside on their books adequate reserve therefor; and provided further, that such deferment of
                                        -------- -------
payment is permissible only so long as Borrower's title to, and its right to use, the Collateral is not adversely affected thereby and Lender's lien and priority on the Collateral are not adversely affected, altered or impaired thereby.

     SECTION  6.7.    INSURANCE.6.7.    INSURANCE.  Borrower will carry adequate
                      ---------         ---------
public liability and professional liability insurance with responsible companies satisfactory to Lender in such amounts and against such risks as is customarily maintained by similar businesses and by owners of similar property in the same general area.

     SECTION  6.8.    GENERAL  INFORMATION.6.8.  GENERAL INFORMATION.   Borrower
                      --------------------       -------------------
will furnish to Lender such information as Lender may, from time to time, request with respect to the business or financial affairs of Borrower, and permit any officer, employee or agent of Lender to visit and inspect any of the properties, to examine the minute books, books of account and other records, including management letters prepared by Borrower's auditors, of Borrower, and make copies thereof or extracts therefrom, and to discuss its and their business affairs, finances and accounts with, and be advised as to the same by, the accountants and officers of Borrower, all at such times and as often as Lender may require.

     SECTION  6.9.    MAINTENANCE  OF  PROPERTY.6.9.    MAINTENANCE OF PROPERTY.
                      -------------------------          -----------------------
Borrower will maintain, keep and preserve all of its properties in good repair, working order and condition and from time to time make all needful and proper repairs, renewals, replacements, betterments and improvements thereto, so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

     SECTION  6.10.    NOTIFICATION  OF  EVENTS  OF  DEFAULT  AND  ADVERSE
                       ---------------------------------------------------
DEVELOPMENTS.6.10.   NOTIFICATION OF EVENTS OF DEFAULT AND ADVERSE DEVELOPMENTS.
                     -----------------------------------------------------------
Borrower promptly will notify Lender upon the occurrence of: (i) any Event of Default; (ii) any event which, with the giving of notice or lapse of time, or both, could constitute an Event of Default; (iii) any event, development or circumstance whereby the financial statements previously furnished to Lender fail in any material respect to present fairly, in accordance with GAAP, the financial condition and operational results of Borrower; (iv) any judicial, administrative or arbitration proceeding pending against Borrower, and any judicial or administrative proceeding known by Borrower to be threatened against it which, if adversely decided, could adversely affect its condition (financial or otherwise) or operations (present or prospective) or which may expose Borrower to uninsured liability of $100,000.00 or more; (v) any default claimed by any other creditor for Borrowed Money of Borrower other than Lender; and (vi) any other development in the business or affairs of Borrower which may be materially adverse; in each case describing the nature thereof and (in the case of notification under clauses (i) and (ii)) the action Borrower proposes to take with respect thereto.

     SECTION  6.11.    EMPLOYEE  BENEFIT  PLANS.6.11.    EMPLOYEE BENEFIT PLANS.
                       ------------------------          ----------------------
Borrower will (i) comply with the funding requirements of ERISA with respect to the Plans for its employees, or will promptly satisfy any accumulated funding deficiency that arises under Section 302 of ERISA; (ii) furnish Lender, promptly after filing the same, with copies of all reports or other statements filed with the United States Department of Labor, the Pension Benefit Guaranty Corporation, or the Internal Revenue Service with respect to all Plans, or which Borrower, or any member of a Controlled Group, may receive from such Governmental Authority with respect to any such Plans, and (iii) promptly advise Lender of the occurrence of any Reportable Event or Prohibited Transaction with respect to any such Plan and the action which Borrower proposes to take with respect thereto. Borrower will make all contributions when due with respect to any multi-employer pension plan in which it participates and will promptly advise Lender: (i) upon its receipt of notice of the assertion against Borrower of a claim for withdrawal liability; (ii) upon the occurrence of any event which could trigger the assertion of a claim for withdrawal liability against Borrower; and (iii) upon the occurrence of any event which would place Borrower in a Controlled Group as a result of which any member (including Borrower) thereof may be subject to a claim for withdrawal liability, whether liquidated or contingent.

     SECTION  6.12.  FINANCING STATEMENTS.6.12.  FINANCING STATEMENTS.  Borrower
                     --------------------        --------------------
shall provide to Lender evidence satisfactory to Lender as to the due recording of termination statements, releases of collateral, and Forms UCC-3, and shall cause to be recorded financing statements on Form UCC-1, duly executed by Borrower and Lender, in all places necessary to release all existing security interests and other liens in the Collateral (other than as permitted hereby) and to perfect and protect Lender's first priority lien and security interest in the Collateral, as Lender may request.

     SECTION  6.13.  FINANCIAL RECORDS.6.13.  FINANCIAL RECORDS.  Borrower shall
                     -----------------        -----------------
keep current and accurate books of records and accounts in which full and correct entries will be made of all of its business transactions, and will reflect in its financial statements adequate accruals and appropriations to reserves, all in accordance with GAAP.

     SECTION  6.14.    COLLECTION  OF  ACCOUNTS.6.14.    COLLECTION OF ACCOUNTS.
                       ------------------------          -----------------------
Borrower shall continue to collect its Accounts in the ordinary course of business.

     SECTION  6.15.    PLACES  OF  BUSINESS.6.15.  PLACES OF BUSINESS.  Borrower
                       --------------------        -----------------------------
shall give thirty (30) days' prior written notice to Lender of any change in the location of any of its places of business, of the places where its records concerning its Accounts are kept, of the places where the Collateral is kept, or of the establishment of any new, or the discontinuance of any existing, places of business.

     SECTION  6.16.    BUSINESS  CONDUCTED.6.16.   BUSINESS CONDUCTED.  Borrower
                       -------------------         ------------------
shall continue in the business presently conducted by it using its best efforts to maintain its customers and goodwill. Borrower shall not engage, directly or indirectly, in any line of business substantially different from the business conducted by it immediately prior to the Closing Date, or engage in business or lines of business which are not reasonably related thereto.

     SECTION 6.17.  LITIGATION AND OTHER PROCEEDINGS.6.17.  LITIGATION AND OTHER
                    --------------------------------        --------------------
PROCEEDINGS.    Borrower  shall  give prompt notice to Lender of any litigation,
-----------
arbitration,  or  other  proceeding before any Governmental Authority against or
---
affecting  Borrower  if  the  amount  claimed  is  more  than  100,000.00
--

     SECTION  6.18.   BANK ACCOUNTS.6.18.  BANK ACCOUNTS.  Borrower shall assign
                      -------------        -------------
all of its depository and disbursement accounts to Lender except those accounts established in connection with the Permitted Encumbrances.

     SECTION  6.19.    SUBMISSION  OF  COLLATERAL DOCUMENTS.6.19.  SUBMISSION OF
                       ------------------------------------        -------------
COLLATERAL  DOCUMENTS.    Borrower  will, on demand of Lender, make available to
    -----------------
Lender copies of shipping and delivery receipts evidencing the shipment of goods that gave rise to an Account, medical records, insurance verification forms, assignment of benefits, in-take forms or other proof of the satisfactory performance of services that gave rise to an Account, a copy of the claim or invoice for each Account and copies of any written contract or order from which the Account arose. Borrower shall promptly notify Lender if an Account becomes evidenced or secured by an instrument or chattel paper and upon request of Lender, will promptly deliver any such instrument or chattel paper to Lender.

     SECTION  6.20.  LICENSURE; MEDICAID/MEDICARE COST REPORTS.6.20.  LICENSURE;
                     -----------------------------------------        ----------
MEDICAID/MEDICARE  COST  REPORTS.    Borrower  will maintain all certificates of
--------------------------------
need,  provider  numbers  and  licenses  necessary  to  conduct  its business as
----
presently  conducted, and take any steps required to comply with any such new or
----
additional requirements that may be imposed on providers of medical products and services. If required, all Medicaid/Medicare cost reports will be properly filed.

     SECTION  6.21.    OFFICER'S  CERTIFICATES.6.21.    OFFICER'S  CERTIFICATES.
                       -----------------------          -----------------------
Together  with  the  monthly  financial  statements delivered pursuant to clause
(iii) of Section 6.1, and together with the audited annual financial statements delivered pursuant to clause (vi) of that Section, Borrower shall deliver to Lender a certificate of its chief financial officer, in form and substance satisfactory to Lender:

     (a) Setting forth the information (including detailed calculations) required to establish whether Borrower is in compliance with the requirements of Articles VI and VII as of the end of the period covered by the financial statements then being furnished; and

     (b) Stating that the signer has reviewed the relevant terms of this Agreement, and has made (or caused to be made under his supervision) a review of the transactions and conditions of Borrower from the beginning of the accounting period covered by the income statements being delivered to the date of the certificate, and that such review has not disclosed the existence during such period of any condition or event which constitutes an Event of Default or which is then, or with the passage of time or giving of notice or both, could become an Event of Default, and if any such condition or event existed during such period or now exists, specifying the nature and period of existence thereof and what action Borrower has taken or proposes to take with respect thereto.

     SECTION  6.22.    VISITS  AND  INSPECTIONS.6.22.    VISITS AND INSPECTIONS.
                       ------------------------          ----------------------
Borrower agrees to permit representatives of Lender, from time to time, as often as may be reasonably requested, but only during normal business hours, to visit and inspect the properties of Borrower, and to inspect, audit and make extracts from its books and records, and discuss with its officers, its employees and its independent accountants, Borrower's business, assets, liabilities, financial condition, business prospects and results of operations.

     SECTION  6.23.    NET  WORTH.   Borrower will not at any time allow its net
                       ----------
worth,  as  computed  in  accordance  with  GAAP,  to  fall  below  $3,000,000.


     ARTICLE  VIIVII

     NEGATIVE  COVENANTSCOVENANTS
     ----------------------------

     Borrower covenants and agrees that so long as Borrower may borrow hereunder and until payment in full of the Note and performance of all other obligations of Borrower under the Loan Documents:

     SECTION  7.1.  BORROWING.7.1.  BORROWING.  Borrower will not create, incur,
                    ---------       ---------
assume or suffer to exist any liability for Borrowed Money except: (i) indebtedness to Lender; (ii) indebtedness of Borrower secured by mortgages, encumbrances or liens expressly permitted by Section 7.3 hereof; (iii) accounts payable to trade creditors and current operating expenses (other than for borrowed money) which are not aged more than one hundred and twenty (120) days from the billing date or more than thirty (30) days from the due date, in each case incurred in the ordinary course of business and paid within such time period, unless the same are being contested in good faith and by appropriate and lawful proceedings, and Borrower shall have set aside such reserves, if any, with respect thereto as are required by GAAP and deemed adequate by Borrower and its independent accountants; (iv) borrowings incurred in the ordinary course of its business and not exceeding $10,000.00 in the aggregate outstanding at any one time; and (v) the liens and borrowings described on Schedule 1.35 (APermitted Borrowings@). Borrower will not make prepayments on any existing or
          ------------
future indebtedness for Borrowed Money to any Person (other than Lender, to the extent permitted by this Agreement or any subsequent agreement between Borrower and Lender.

     SECTION  7.2.    JOINT  VENTURES.7.2.    JOINT VENTURES.  Borrower will not
                      ---------------         --------------
invest directly or indirectly in any joint venture for any purpose without the prior written notice to, and the express written consent of, Lender, which consent may be withheld in Lender's sole discretion.

     SECTION  7.3.  LIENS AND ENCUMBRANCES.SECTION 7.3.  LIENS AND ENCUMBRANCES.
                    ----------------------               ----------------------
Borrower will not create, incur, assume or suffer to exist any mortgage, pledge, lien or other encumbrance of any kind (including the charge upon property purchased under a conditional sale or other title retention agreement) upon, or any security interest in, any of its Collateral, whether now owned or hereafter acquired, except for Permitted Liens.

     SECTION  7.4.    MERGER,  ACQUISITION,  OR  SALE  OF  ASSETS.7.4.   MERGER,
                      -------------------------------------------        -------
ACQUISITION,  OR  SALE  OF  ASSETS.   Borrower will not enter into any merger or
        --------------------------
consolidation with or acquire all or substantially all of the assets of any Person except other Borrowers or Affiliates, and will not sell, lease, or otherwise dispose of any of its assets except in the ordinary course of its business.

     SECTION  7.5.   SALE AND LEASEBACK.7.5.  SALE AND LEASEBACK.  Borrower will
                     ------------------       ------------------
not, directly or indirectly, enter into any arrangement whereby Borrower sells or transfers all or any part of its assets, except as contemplated for equipment, as described in Schedule 1.35.

     SECTION  7.6.    DIVIDENDS, DISTRIBUTIONS AND MANAGEMENT FEES.  Upon notice
                      --------------------------------------------
from Lender to Borrower of the existence of an Event of Default hereunder, Borrower will not declare or pay any dividends or other distributions with respect to, purchase, redeem or otherwise acquire for value any of its outstanding stock now or hereafter outstanding, or return any capital of its stockholders, nor shall Borrower pay management fees or fees of a similar nature to any Person, except as set forth in Schedule 7.6 and Schedule 1.35.

     SECTION  7.7.  LOANS.2SECTION 7.7.  LOANS.  Borrower will not make loans or
                    -----                -----
advances to any Person excluding other Borrowers or their Affiliates, other than
(i) trade credit extended in the ordinary course of its business, and (ii) advances for business travel and similar temporary advances in the ordinary course of business to officers, stockholders, directors, and employees.

     SECTION  7.8.    CONTINGENT  LIABILITIES.7.8.    CONTINGENT  LIABILITIES.
                      -----------------------         -----------------------
Borrower will not assume, guarantee, endorse, contingently agree to purchase or otherwise become liable upon the obligation of any Person, except by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business.

     SECTION  7.9.  SUBSIDIARIES.7.9.  SUBSIDIARIES.  Borrower will not form any
                    ------------       ------------
subsidiary, or make any investment in or any loan in the nature of an investment to, any other Person.

     SECTION  7.10.    COMPLIANCE  WITH  ERISA.7.10.    COMPLIANCE  WITH  ERISA.
                       -----------------------          -----------------------
Borrower will not permit with respect to any Plan covered by Title IV of ERISA any Prohibited Transaction or any Reportable Event.

     SECTION  7.11.  CERTIFICATES OF NEED.7.11.  CERTIFICATES OF NEED.  Borrower
                     --------------------        --------------------
will not amend, alter or suspend or terminate or make provisional in any material way, any certificate of need or provider number without the prior written consent of Lender, which consent shall not be unreasonably withheld.

     SECTION  7.12.    TRANSACTIONS  WITH AFFILIATES.SECTION 7.12.  TRANSACTIONS
                       ---------------------------------------------------------
WITH  AFFILIATES.    Borrower  will  not  enter  into any transaction, including
   --------------
without  limitation  the purchase, sale, or exchange of property, or the loaning
   ---
or giving of funds to any Affiliate or subsidiary except other coborrowers or parent company thereof, except in the ordinary course of business and pursuant to the reasonable requirements of Borrower's business and upon terms substantially the same and no less favorable to Borrower as it would obtain in a comparable arm's length transaction with any Person not an Affiliate or subsidiary, and so long as the transaction is not otherwise prohibited hereunder. For purposes of the foregoing, Lender consents to the transactions described on Schedule 7.12.
               --------------

     SECTION  7.13.  USE OF LENDER'S NAME.7.13.  USE OF LENDER'S NAME.  Borrower
                     --------------------        --------------------
will not use Lender's name (or the name of any of Lender's affiliates) in connection with any of its business operations. Borrower may disclose to third parties that Borrower has a borrowing relationship with Lender. Nothing herein contained is intended to permit or authorize Borrower to make any contract on behalf of Lender.

     SECTION  7.14.    CHANGE  IN  CAPITAL  STRUCTURE.7.14.    CHANGE IN CAPITAL
                       ------------------------------          -----------------
STRUCTURE.    The  Borrower  will  not  change  its capital structure; provided,
       --
however, the Borrower may change its capital structure so long as CoreCare Systems, Inc. continues to be the parent company and continues to own 100% of the common stock of such Borrower.

     SECTION  7.15.    CONTRACTS AND AGREEMENTS.7.15.  CONTRACTS AND AGREEMENTS.
                       ------------------------        ------------------------
Borrower will not become or be a party to any contract or agreement which would breach this Agreement, or breach any other instrument, agreement, or document to which Borrower is a party or by which it is or may be bound.

     SECTION  7.16.   MARGIN STOCK.7.16.  MARGIN STOCK.  Borrower will not carry
                      ------------        ------------
or purchase any "margin security" within the meaning of Regulations U, G, T or X of the Board of Governors of the Federal Reserve System.

     SECTION  7.17.    TRUTH  OF  STATEMENTS  AND  CERTIFICATES.7.17.   TRUTH OF
                       ----------------------------------------         --------
STATEMENTS  AND  CERTIFICATES.    Borrower  will  not  furnish  to  Lender   any
       ----------------------
certificate  or  other document that contains any untrue statement of a material
       ---
fact or that omits to state a material fact necessary to make it not misleading in light of the circumstances under which it was furnished.


     ARTICLE  VIII

     EVENTS  OF  DEFAULTOF  DEFAULT
     ------------------------------

     SECTION  8.1.    EVENTS  OF  DEFAULT.8.1.   EVENTS OF DEFAULT.  Each of the
                      -------------------        -----------------
following (individually, an "Event of Default" and collectively, the "Events of Default") shall constitute an event of default hereunder:

     (a) A default in the payment of any installment of principal of, or interest upon, the Note when due and payable, whether at maturity or otherwise, or any breach of Section 2.3 of this Agreement, which default or breach, as applicable, shall have continued unremedied for a period of five (5) days after receipt of written notice thereof from Lender to Borrower;

     (b) A default in the payment of any other charges, fees, or other monetary obligations owing to Lender arising out of or incurred in connection with this Agreement when such payment is due and payable, which default shall have continued unremedied for a period of five (5) days after receipt of written notice from Lender;

     (c) A default in the due observance or performance by Borrower of any other term, covenant or agreement contained in any of the Loan Documents, which default shall have continued unremedied for a period of ten (10) days after receipt of written notice from Lender;

     (d) If any representation or warranty made by Borrower herein or in any of the other Loan Documents, any financial statement, or any statement or representation made in any other certificate, report or opinion delivered in connection herewith or therewith proves to have been incorrect or misleading in any material respect when made, which default shall have continued unremedied for a period of ten (10) days after receipt of written notice from Lender;

     (e) If any obligation of Borrower in excess of $100,000 (other than its Obligations hereunder and other than obligations with respect to the costs of tenant improvements at Kirkbride Center not to exceed $50,000) for the payment of Borrowed Money is not paid when due or within any applicable grace period, or such obligation becomes or is declared to be due and payable prior to the expressed maturity thereof, or there shall have occurred an event which, with the giving of notice or lapse of time, or both, would cause any such obligation to become, or allow any such obligation to be declared to be, due and payable;

     (f) If Borrower makes an assignment for the benefit of creditors, offers a composition or extension to creditors, or makes or sends notice of an intended bulk sale of any business or assets now or hereafter conducted by Borrower;

     (g) If Borrower files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver of or any trustee for itself or any substantial part of its property, commences any proceeding relating to itself under any reorganization, arrangement, readjustment or debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or there is commenced against Borrower any such proceeding which remains undismissed for a period of sixty
(60) days, or any Borrower by any act indicates its consent to, approval of, or acquiescence in, any such proceeding or the appointment of any receiver of or any trustee for a Borrower or any substantial part of its property, or suffers any such receivership or trusteeship to continue undischarged for a period of sixty (60) days;

     (h) If one or more final judgments against Borrower in excess of $100,000 or attachments against its property not fully and unconditionally covered by insurance shall be rendered by a court of record and shall remain unpaid, unstayed on appeal, undischarged, unbonded and undismissed for a period of twenty (20) days;

     (i) A Reportable Event which might constitute grounds for termination of any Plan covered by Title IV of ERISA or for the appointment by the appropriate United States District Court of a trustee to administer any such Plan or for the entry of a lien or encumbrance to secure any deficiency, has occurred and is continuing thirty (30) days after its occurrence, or any such Plan is terminated, or a trustee is appointed by an appropriate United States District Court to administer any such Plan, or the Pension Benefit Guaranty Corporation institutes proceedings to terminate any such Plan or to appoint a trustee to administer any such Plan, or a lien or encumbrance is entered to secure any deficiency or claim;

     (j) Unless Lender otherwise consents, if any outstanding stock of Borrower is sold or otherwise transferred by the Person owning such stock on the date hereof other than stock of Managed CareWare, Inc., held by WRH Mortgage, Inc.;

     (k) If there shall occur any uninsured damage to or loss, theft or destruction of any portion of the Collateral in excess of $100,000;

     (l) If Borrower breaches or violates the terms of, or if a default or an event which could, whether with notice or the passage of time, or both, constitute a default, occurs under any other existing or future agreement (related or unrelated) between Borrower and Lender;

     (m) Upon the issuance of any execution or distraint process against Borrower or any of its property or assets that is not relieved or dismissed within thirty (30) days;

     (n) If Borrower ceases any material portion of its business operations as presently conducted;

     (o) If any indication or evidence is received by Lender that Borrower may have directly or indirectly been engaged in any type of activity which, in Lender's discretion, might result in the forfeiture of any property of Borrower to any Governmental Authority, which default shall have continued unremedied for a period of ten (10) days after receipt of written notice from Lender;

     (p) Borrower or any Affiliate of Borrower, shall challenge or contest, in any action, suit or proceeding, the validity or enforceability of this Agreement, or any of the other Loan Documents, the legality or the enforceability of any of the Obligations or the perfection or priority of any Lien granted to Lender;

     (q) Borrower shall be criminally indicted or convicted under any law that could lead to a forfeiture of any Collateral.

     (r) There shall occur a material adverse change in the financial condition or business prospects of Borrower, or if Lender in good faith deems itself insecure as a result of acts or events bearing upon the financial condition of Borrower or the repayment of the Note, which default shall have continued unremedied for a period of ten (10) days after receipt of written notice from Lender.

     SECTION  8.2.  ACCELERATION.8.2.  ACCELERATION.  Upon the occurrence of any
                    ------------       ------------
of the foregoing Events of Default, the Note shall become and be immediately due and payable upon declaration to that effect delivered by Lender to Borrower; provided that, upon the happening of any event specified in Section 8.1(g) hereof, the Note shall be immediately due and payable without declaration or other notice to Borrower.

     SECTION  8.3.    REMEDIES.8.3.    REMEDIES.
                      --------         --------

     (a) In addition to all other rights, options, and remedies granted to Lender under this Agreement, upon the occurrence of an Event of Default Lender may (i) terminate the Loan, whereupon all outstanding Obligations shall be immediately due and payable, (ii) exercise all other rights granted to it hereunder and all rights under the Uniform Commercial Code in effect in the applicable jurisdiction(s) and under any other applicable law, and (iii) exercise all rights and remedies under all Loan Documents now or hereafter in effect, including the following rights and remedies (which list is given by way of example and is not intended to be an exhaustive list of all such rights and remedies):

     (i) The right to take possession of, send notices regarding, and collect directly the Collateral, with or without judicial process, and to exercise all rights and remedies available to Lender with respect to the Collateral under the Uniform Commercial Code in effect in the jurisdiction(s) in which such Collateral is located;

     (ii) The right to (by its own means or with judicial assistance) enter any of Borrower's premises and take possession of the Collateral, or render it unusable, or dispose of the Collateral on such premises in compliance with subsection (b), without any liability for rent, storage, utilities, or other sums, and Borrower shall not resist or interfere with such action;

     (iii) The right to require Borrower at Borrower's expense to assemble all or any part of the Collateral and make it available to Lender at any place designated by Lender;

     (iv) The right to reduce the Maximum Loan Amount or to use the Collateral and/or funds in the Concentration Account in amounts up to the Maximum Loan Amount for any reason; and

     (v) The right to relinquish or abandon any Collateral or any security interest therein.

     (b) Borrower agrees that a notice received by it at least five (5) Business Days before the time of any intended public sale, or the time after which any private sale or other disposition of the Collateral is to be made, shall be deemed to be reasonable notice of such sale or other disposition. If permitted by applicable law, any perishable Collateral which threatens to speedily decline in value or which is sold on a recognized marked may be sold immediately by Lender without prior notice to Borrower. At any sale or disposition of Collateral, Lender may (to the extent permitted by applicable law) purchase all or any part of the Collateral, free from any right of redemption by Borrower, which right is hereby waived and released. Borrower covenants and agrees not to interfere with or impose any obstacle to Lender's exercise of its rights and remedies with respect to the Collateral.

     SECTION  8.4.    NATURE OF REMEDIES.8.4.  NATURE OF REMEDIES.  Lender shall
                      ------------------       ------------------
have the right to proceed against all or any portion of the Collateral to satisfy the liabilities and Obligations of Borrower to Lender in any order. All rights and remedies granted Lender hereunder and under any agreement referred to herein, or otherwise available at law or in equity, shall be deemed concurrent and cumulative, and not alternative remedies, and Lender may proceed with any number of remedies at the same time until the Loans, and all other existing and future liabilities and obligations of Borrower to Lender, are satisfied in full. The exercise of any one right or remedy shall not be deemed a waiver or release of any other right or remedy, and Lender, upon the occurrence of an Event of Default, may proceed against Borrower, and/or the Collateral, at any time, under any agreement, with any available remedy and in any order.


     ARTICLE  IX

                                  MISCELLANEOUS
                                  -------------

     SECTION  9.1.    EXPENSES  AND  TAXES.9.1.    EXPENSES  AND  TAXES.
                      --------------------         --------------------

     (a) Borrower agrees to pay, whether or not the Closing occurs, a reasonable documentation preparation fee, together with actual audit and appraisal fees and all other out-of-pocket charges and expenses incurred by Lender in connection with the negotiation, preparation and execution of each of the Loan Documents, any amendments to the Loan Documents following Closing, and preparation for Closing. Borrower also agrees to pay all reasonable out-of-pocket charges and expenses incurred by Lender (including the fees and expenses of Lender's counsel) in connection with the enforcement, protection or preservation of any right or claim of Lender and the collection of any amounts due under the Loan Documents.

     (b) Borrower shall pay all taxes (other than taxes based upon or measured by Lender's income or revenues or any personal property tax), if any, in connection with the issuance of the Note and the recording of the security documents therefor. The obligations of Borrower under this clause (b) shall survive the payment of Borrower's indebtedness hereunder and the termination of this Agreement.
     SECTION  9.2.    ENTIRE  AGREEMENT;  AMENDMENTS.9.2.    ENTIRE  AGREEMENT;
                      ------------------------------         ------------------
AMENDMENTS.  This Agreement and the other Loan Documents constitute the full and
        --
entire understanding and agreement among the parties with regard to their subject matter and supersede all prior written or oral agreements, understandings, representations and warranties made with respect thereto. No amendment, supplement or modification of this Agreement nor any waiver of any provision thereof shall be made except in writing executed by the party against whom enforcement is sought.

     SECTION  9.3.    NO  WAIVER;  CUMULATIVE RIGHTS.9.3.  NO WAIVER; CUMULATIVE
                      ------------------------------       ---------------------
RIGHTS.   No waiver by any party hereto of any one or more defaults by the other
    --
party in the performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any future default or defaults, whether of a like or different nature. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party hereto at law, in equity or otherwise.

     SECTION  9.4.    NOTICES.9.4.   NOTICES.  Any notice or other communication
                      -------        -------
required or permitted hereunder shall be in writing and personally delivered, mailed by registered or certified mail (return receipt requested and postage prepaid), sent by telecopier (with a confirming copy sent by regular mail), or sent by prepaid overnight courier service, and addressed to the relevant party at its address set forth below, or at such other address as such party may, by written notice, designate as its address for purposes of notice hereunder:

     (a)          If  to  Lender,  at:

HCFP  Funding,  Inc.
2  Wisconsin  Circle
Fourth  Floor
Chevy  Chase,  Maryland  20815
Attention:    Ethan  D.  Leder,  President
Telephone:    (301)  961-1640
Telecopier:    (301)  664-9860

     (b)          If  to  Borrower,  at:

Core  Care  Systems,  Inc.
     940  West  Valley  Road
Wayne,  Pennsylvania  19087
Attention:  Rose  DiOttavio,  President
Telephone:    (610)  254-8583
Telecopier:    (610)  254-9916

If mailed, notice shall be deemed to be given five (5) days after being sent, if sent by personal delivery or telecopier, notice shall be deemed to be given when delivered, and if sent by prepaid courier, notice shall be deemed to be given on the next Business Day following deposit with the courier.

     SECTION  9.5.    SEVERABILITY.9.5.  SEVERABILITY.  If any term, covenant or
                      ------------       ------------
condition of this Agreement, or the application of such term, covenant or condition to any party or circumstance shall be found by a court of competent jurisdiction to be, to any extent, invalid or unenforceable, the remainder of this Agreement and the application of such term, covenant, or condition to parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term, covenant or condition shall be valid and enforced to the fullest extent permitted by law. Upon determination that any such term is invalid, illegal or unenforceable, the parties hereto shall amend this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

     SECTION  9.6.    SUCCESSORS AND ASSIGNS.9.6.  SUCCESSORS AND ASSIGNS.  This
                      ----------------------       ----------------------
Agreement, the Note, and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns. Notwithstanding the foregoing, Borrower may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of Lender, which may be withheld in its sole discretion. Lender may sell, assign, transfer, or participate any or all of its rights or obligations hereunder without notice to or consent of Borrower.

     SECTION  9.7.    COUNTERPARTS.9.7.    COUNTERPARTS.   This Agreement may be
                      ------------         ------------
executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one instrument.

     SECTION  9.8.  INTERPRETATION.9.8.  INTERPRETATION.    No provision of this
                    --------------       --------------
Agreement or any other Loan Document shall be interpreted or construed against any party because that party or its legal representative drafted that provision. The titles of the paragraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Any pronoun used in this Agreement shall be deemed to include singular and plural and masculine, feminine and neuter gender as the case may be. The words "herein," "hereof," and "hereunder" shall be deemed to refer to this entire Agreement, except as the context otherwise requires.

     SECTION  9.9.    SURVIVAL OF TERMS.9.9.  SURVIVAL OF TERMS.  All covenants,
                      -----------------       -----------------
agreements, representations and warranties made in this Agreement, any other Loan Document, and in any certificates and other instruments delivered in connection therewith shall be considered to have been relied upon by Lender and shall survive the making by Lender of the Loans herein contemplated and the execution and delivery to Lender of the Note, and shall continue in full force and effect until all liabilities and obligations of Borrower to Lender are satisfied in full.

     SECTION  9.10.    RELEASE  OF  LENDER.9.10.    RELEASE OF LENDER.  Borrower
                       -------------------          -----------------
releases Lender, its officers, employees, and agents, of and from any claims for loss or damage resulting from acts or conduct of any or all of them, unless caused by Lender's recklessness, gross negligence, or willful misconduct.

     SECTION 9.11.  TIME.9.11.  TIME.  Whenever Borrower is required to make any
                    ----        ----
payment or perform any act on a Saturday, Sunday, or a legal holiday under the laws of the State of Maryland (or other jurisdiction where Borrower is required to make the payment or perform the act), the payment may be made or the act performed on the next Business Day. Time is of the essence in Borrower's performance  under  this  Agreement  and  all  other  Loan  Documents.

     SECTION  9.12.    COMMISSIONS.9.12.    COMMISSIONS.    The  transaction
                       -----------          -----------
contemplated by this Agreement was brought about by Lender and Borrower acting as principals and without any brokers, agents, or finders being the effective procuring cause. Borrower represents that it has not committed Lender to the payment of any brokerage fee, commission, or charge in connection with this transaction. If any such claim is made on Lender by any broker, finder, or agent or other person, Borrower will indemnify, defend, and hold Lender harmless from and against the claim and will defend any action to recover on that claim, at Borrower's cost and expense, including Lender's counsel fees. Borrower further agrees that until any such claim or demand is adjudicated in Lender's favor, the amount demanded will be deemed a liability of Borrower under this Agreement, secured by the Collateral.

     SECTION  9.13.    THIRD  PARTIES.9.13.    THIRD  PARTIES.     No rights are
                       --------------          --------------
intended to be created hereunder or under any other Loan Document for the benefit of any third party donee, creditor, or incidental beneficiary of Borrower. Nothing contained in this Agreement shall be construed as a delegation to Lender of Borrower's duty of performance, including without limitation Borrower's duties under any account or contract in which Lender has a security interest.

     SECTION  9.14.    DISCHARGE  OF  BORROWER'S OBLIGATIONS.9.14.  DISCHARGE OF
                       -------------------------------------        ------------
BORROWER'S  OBLIGATIONS.    Lender, in its sole discretion and in a commercially
    -------------------
reasonable manner, shall have the right at any time, and from time to time, without prior notice to Borrower if Borrower fails to do so, to: (i) obtain insurance covering any of the Collateral as required hereunder; (ii) pay for the performance of any of Borrower's obligations hereunder; (iii) discharge taxes, liens, security interests, or other encumbrances at any time levied or placed on any of the Collateral in violation of this Agreement unless Borrower is in good faith with due diligence by appropriate proceedings contesting those items; and
(iv) pay for the maintenance and preservation of any of the Collateral. Expenses and advances shall be added to the Loan, until reimbursed to Lender and shall be secured by the Collateral. Any such payments and advances by Lender shall not be construed as a waiver by Lender of an Event of Default.

     SECTION  9.15.    INFORMATION  TO  PARTICIPANTS.9.15.    INFORMATION  TO
                       -----------------------------          ---------------
PARTICIPANTS.   Lender may divulge to any participant it may obtain in the Loan,
          --
or any portion thereof, all information, and furnish to such participant copies of reports, financial statements, certificates, and documents obtained under any provision of this Agreement or any other Loan Document provided such participants agree in writing to maintain the confidentiality of such information.

     SECTION  9.16.     INDEMNITY.  Borrower hereby agrees to indemnify and hold
                        ---------
harmless Lender, its partners, officers, agents and employees (collectively, "Indemnitee") from and against any liability, loss, cost, expense, claim, damage, suit, action or proceeding ever suffered or incurred by Lender (including reasonable attorneys' fees and expenses) arising from Borrower's failure to observe, perform or discharge any of its covenants, obligations, agreements or duties hereunder, or from the breach of any of the representations or warranties contained in Article IV hereof. In addition, Borrower shall defend Indemnitee against and save it harmless from all claims of any Person with respect to the Collateral. Notwithstanding any contrary provision in this Agreement, the obligation of Borrower under this Section 9.16 shall survive the payment in full of the Obligations and the termination of this Agreement.

     SECTION 9.17.  CHOICE OF LAW; CONSENT TO JURISDICTION.9.17.  CHOICE OF LAW;
                    --------------------------------------        --------------
CONSENT  TO JURISDICTION.  THIS AGREEMENT AND THE NOTE SHALL BE GOVERNED BY, AND
------------------------
CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND, WITHOUT REGARD TO ANY OTHERWISE APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE NOTE IS COMMENCED BY LENDER IN THE STATE COURTS OF THE STATE OF MARYLAND OR IN THE U.S. DISTRICT COURT FOR THE DISTRICT OF MARYLAND, BORROWER HEREBY CONSENTS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH ACTION AND TO THE LAYING OF VENUE IN THE STATE OF MARYLAND. ANY PROCESS IN ANY SUCH ACTION SHALL BE DULY SERVED IF MAILED BY REGISTERED MAIL, POSTAGE PREPAID, TO BORROWER AT ITS ADDRESS DESCRIBED IN SECTION 9.4 HEREOF.

     SECTION  9.18.    WAIVER  OF  TRIAL BY JURY.9.18.  WAIVER OF TRIAL BY JURY.
                       -------------------------        -----------------------
BORROWER HEREBY (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY A JURY, AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY
FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN, KNOWINGLY AND VOLUNTARILY, BY BORROWER, AND THIS WAIVER IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A JURY TRIAL WOULD OTHERWISE ACCRUE. LENDER IS HEREBY AUTHORIZED AND REQUESTED TO SUBMIT THIS AGREEMENT TO ANY COURT HAVING JURISDICTION OVER THE SUBJECT MATTER AND THE PARTIES HERETO, SO AS TO SERVE AS CONCLUSIVE EVIDENCE OF BORROWER'S WAIVER OF THE RIGHT TO JURY TRIAL. FURTHER, BORROWER HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF LENDER (INCLUDING LENDER'S COUNSEL) HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO BORROWER THAT LENDER WILL NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION.
     SECTION  9.19.          CONFESSION OF JUDGMENT.     BORROWER AUTHORIZES ANY
                             ----------------------
ATTORNEY ADMITTED TO PRACTICE BEFORE ANY COURT OF RECORD IN THE UNITED STATES OR THE CLERK OF SUCH COURT TO APPEAR ON BEHALF OF BORROWER IN ANY COURT IN ONE OR MORE PROCEEDINGS, OR BEFORE ANY CLERK THEREOF OF PROTHONOTARY OR OTHER COURT OFFICIAL, AND TO CONFESS JUDGMENT AGAINST BORROWER IN FAVOR OF LENDER IN THE FULL AMOUNT DUE ON THIS AGREEMENT (INCLUDING PRINCIPAL, ACCRUED INTEREST AND ANY AND ALL CHARGES, FEES AND COSTS) PLUS ATTORNEYS' FEES EQUAL TO FIFTEEN PERCENT (15%) OF THE AMOUNT DUE, PLUS COURT COSTS, ALL WITHOUT PRIOR NOTICE OR OPPORTUNITY OF BORROWER FOR PRIOR HEARING. BORROWER AGREES AND CONSENTS THAT VENUE AND JURISDICTION SHALL BE PROPER IN THE CIRCUIT COURT OF ANY COUNTY OF THE STATE OF MARYLAND OR OF BALTIMORE CITY, MARYLAND, OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND. BORROWER WAIVES THE BENEFIT OF ANY AND EVERY STATUTE, ORDINANCE, OR RULE OF COURT WHICH MAY BE LAWFULLY WAIVED CONFERRING UPON BORROWER ANY RIGHT OR PRIVILEGE OF EXEMPTION, HOMESTEAD RIGHTS, STAY OF EXECUTION, OR SUPPLEMENTARY PROCEEDINGS, OR OTHER RELIEF FROM THE ENFORCEMENT OR IMMEDIATE ENFORCEMENT OF A JUDGMENT OR RELATED PROCEEDINGS ON A JUDGMENT. THE AUTHORITY AND POWER TO APPEAR FOR AND ENTER JUDGMENT AGAINST BORROWER SHALL NOT BE EXHAUSTED BY ONE OR MORE EXERCISES THEREOF, OR BY ANY IMPERFECT EXERCISE THEREOF, AND SHALL NOT BE EXTINGUISHED BY ANY JUDGMENT ENTERED PURSUANT THERETO; SUCH AUTHORITY AND POWER MAY BE EXERCISED ON ONE OR MORE OCCASIONS FROM TIME TO TIME, IN THE SAME OR DIFFERENT JURISDICTIONS, AS OFTEN AS LENDER SHALL DEEM NECESSARY, CONVENIENT, OR PROPER.
IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

     LENDER:

ATTEST:                                                  HCFP  FUNDING,  INC.
     a  Delaware  corporation


By:_____________________________        By:_____________________________  [SEAL]
      Name:                                                              Name:
      Title:                                                              Title:

     BORROWER:

ATTEST:                                               CORECARE BEHAVIORAL HEALTH
MANAGEMENT,  INC.  D/B/A  KIRKBRIDE                                       CENTER
     a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:

ATTEST:                                                  PENN  INTERPERSONAL
     COMMUNICATIONS,  INC.
a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:

ATTEST:                                             MANAGED CAREWARE, INC. D/B/A
CORECARE  MANAGEMENT,  INC.
     a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:

H:\WP\LEGAL\CLIENTS\CORECARE\LNSECAGR10.WPD

     LIST  OF  EXHIBITS
     ------------------


Exhibit  A  -  Form  of  Revolving  Credit  Note

Exhibit  B  -  Form  of  Lockbox  Agreement

Exhibit  C  -  Form  of  Legal  Opinion




























H:\WP\LEGAL\CLIENTS\CORECARE\LNSECAGR10.WPD



     LIST  OF  SCHEDULES
     -------------------


Schedule  1.35          -          Permitted  Liens

Schedule  2.1  -          Borrowing  Base  Certificate

Schedule  4.2          -          Consents  Required

Schedule  4.4          -          Litigation

Schedule  4.6          -          Borrowers=  Tax  I.D.  Numbers

Schedule  4.12          -          Non-Compliance  with  Law

Schedule  4.13          -          Environmental  Matters

Schedule  4.14          -          Places  of  Business

Schedule  4.15          -          Licenses

Schedule  4.17          -          Outstanding  Investments  and  Guarantees

Schedule  4.19          -          Other  Corporate  Names

Schedule  4.20          -          Joint  Ventures

Schedule  4.23          -          Subsidiaries

Schedule  7.6          -          Dividends/Distributions

Schedule  7.12          -          Transactions  with  Affiliates

                                  SCHEDULE 1.35
                                 PERMITTED LIENS
                                 ---------------



1.          Existing  Liens  and  Borrowings:

A. Mortgage, Assignment of Rents, Security Agreement and Fixture Filing dated February 24, 1998 executed and delivered by Corecare Behavioral Health Management, Inc. to secure WRH Mortgage, Inc. (AWRH@) in the principal amount of $13,000,000 covering the real and personal property known as 4865 Market Street and 111 N. 49th Street, Philadelphia, Pennsylvania (AKirkbride Center@), which lien also covers accounts receivables and general intangibles; permitted lien includes existing mortgage and refinancing thereof and includes advances for tenant improvements for Kirkbride Center.

Mortgage, Assignment of Leases, Rents and Other Income and Security Agreement dated June 27, 1996 executed and delivered by Westmeade Healthcare, Inc. (AWestmeade@) to secure Finova Capital Corporation (AFinova@) in the principal amount of $1,775,000 and covering the property known as 1460 Meetinghouse Road, Warwick, Bucks County, Pennsylvania.

Assignment of Leases, Rents, Guarantees, Profits, Issues and Other Income dated June 27, 1996 executed and delivered by Westmeade to secure Finova in connection with the $1,175,000 Loan covering the property known as 1460 Meetinghouse Road, Warwick, Bucks County, Pennsylvania.

Mortgage, Assignment of Leases, Rents and Other Income and Security Agreement dated February 21, 1997 executed and delivered by Westmeade to secured Finova in the principal amount of $500,000 covering the property known as 1460 Meetinghouse Road, Warwick, Bucks County, Pennsylvania.

Agreement, Assignment and Assumption dated June 27, 1996 by and between Westmeade and Westmeade Center at Wyndmoor, Inc., executed and delivered in connection with the $1,175,000 Loan, as required by Finova.

Leases for equipment and automobiles located at Kirkbride Center, Westmeade Center at Warwick, and CMI (at addresses listed on Schedule 4.14).

II.    FUTURE  PERMITTED  LIENS  AND  BORROWINGS:

1. Equipment leases and sale leasebacks for laundry, computer and other equipment not to exceed the aggregate amount of $500,000 in any one year.

2. Subordinated debt or equity secured by lien covering Kirkbride Center not to exceed the principal amount of $5,000,000, provided (1) the transaction(s) is subject to the terms of a subordination agreement reasonably satisfactory to Lender, and (2) at or prior to the closing of such transaction, this Agreement is amended to include a covenant requiring the Borrower to maintain a minimum debt service coverage ratio acceptable to the Lender at such time; provided however, to the extent any such subordinated debt or equity which is secured by a lien covering Kirkbride Center and extended by WRH does not, together with the existing first mortgage or any refinancing thereof, as described in Schedule
1.35 IA, exceed the aggregate principal amount of $13,000,000, and provided further that such subordinated debt does not in any way affect the Collateral, the Lender=s first priority security interest in the Collateral, the subordination of WRH=s rights and security interests in the Collateral, nor any provisions of the Subordination Agreement, the consent of Lender shall not be required and provisos 1 and 2 of this Section B shall not apply.

3.          Loans  for tenant improvements at Kirkbride Center not to exceed the
aggregate  amount  of    $1,000,000  in  any  one  year.
                                  SCHEDULE 4.6
                               FINANCIAL CONDITION
                              BORROWERS EIN NUMBERS
                              ---------------------



CoreCare Behavioral Health Management, Inc., d/b/a The Kirkbride Center #23-2790070

Penn  Interpersonal  Communications,  Inc.
#23-2344498

Managed Careware, Inc., d/b/a CoreCare Management, Inc. (ACMI@) and Preferred Medical Services
#23-2862313

CoreCare  Systems,  Inc.
#23-2862313
                                  SCHEDULE 4.14
                               PLACES OF BUSINESS
                               ------------------




CoreCare  Systems,  Inc.
940  West  Valley  Road
Suite  2102
Wayne,  PA  19087

CoreCare  Behavioral  Health  Management,  Inc.
111  North  49th  Street
Philadelphia,  PA  19139

Penn  Interpersonal  Communications,  Inc.
2925  William  Penn  Highway
Suite  304
Easton,  PA  18045

Managed  Careware,  Inc.
     CMI
940  West  Valley  Road
Suite  2102
Wayne,  PA  19087

     Preferred  Medical  Services
512  Towneship  Line  Road
5  Valley  Square
Suite  102
P.O.  Box  1474
Blue  Bell,  PA  19422

                                  SCHEDULE 4.19
                                      NAMES
                                      -----




CoreCare Systems, Inc., f/k/a Nimble Technologies International, Inc., acquired CoreCare, Inc., in January of 1995 and changed the name to CoreCare Systems, Inc.

CoreCare  Behavioral  Health Management, Inc. (CBHM) f/k/a CareGroup of America,
Inc.  (March  1995).    CBHM  d/b/a  The  Kirkbride  Center.

Westmeade Healthcare, Inc., d/b/a Westmeade Center at Warwick: Westmeade Center at Wyndmoor (inactive since 1997)

Managed Care, Inc., d/b/a CoreCare Management, Inc. (CMI), and Preferred Medical Services




EXHIBIT 6.20


     $5,000,000.00






     AMENDMENT  NO.  1  TO  LOAN  AND  SECURITY  AGREEMENT
     -----------------------------------------------------

     by  and  among

     CORECARE  BEHAVIORAL
     HEALTH  MANAGEMENT,  INC.
     D/B/A  KIRKBRIDE  CENTER,

     PENN  INTERPERSONAL
     COMMUNICATIONS,  INC.,

     MANAGED  CAREWARE,  INC.
     D/B/A  CORECARE  MANAGEMENT,  INC.,

                                       AND

     WESTMEADE  HEALTHCARE,  INC.
                           D/B/A WESTMEADE AT WARWICK

     (collectively  and  individually,  the  ABorrower@)

     and

     HCFP  FUNDING,  INC.


     June  ___,  1998
     AMENDMENT  NO.1  TO  LOAN  AND  SECURITY  AGREEMENT
     ---------------------------------------------------


     THIS  AMENDMENT  NO.  1 TO LOAN AND SECURITY AGREEMENT (the "Amendment") is
                                                                  ---------
made as of this ___ day of June 1998, by and among HCFP FUNDING, INC., a Delaware corporation (together with its successors and assigns, the ALender@),
                                                                       ------
CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC. D/B/A KIRKBRIDE CENTER, a Pennsylvania corporation, PENN INTERPERSONAL COMMUNICATIONS, INC., a
Pennsylvania corporation, MANAGED CAREWARE, INC., D/B/A CORECARE MANAGEMENT, INC., a Pennsylvania corporation (collectively and individually the AOriginal
                                                                        --------
Borrower@),  and  WESTMEADE  HEALTHCARE,  INC.  D/B/A  WESTMEADE  AT WARWWICK, a
  ------
Pennsylvania  corporation  (the AAdditional Borrower@, and collectively with the
  ----                           -------------------
Original  Borrower,  the  "New  Borrower").
                           -------------

     RECITALS
     --------

     A. Pursuant to that certain Loan and Security Agreement dated May 21, 1998 by and between Original Borrower and the Lender (as amended, modified and restated from time to time, the "Loan Agreement"), the parties have established
                                  --------------
certain financing arrangements that allow the Original Borrower to borrow funds from Lender in accordance with the terms and conditions set forth in the Loan Agreement.

     B. The Additional Borrower wishes to borrow proceeds of the Loan under the Loan Agreement, and the Lender has agreed to permit such borrowings, provided the Additional Borrower agree to be bound by the terms and conditions of the Loan Agreement, and that the New Borrower execute and deliver this Amendment.

     C. The parties now desire to amend the Loan Agreement in accordance with the terms and conditions set forth below.

     D. Unless otherwise defined herein, all capitalized terms herein shall have the meanings assigned to such terms in the Loan Agreement.

     NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lender and Borrower have agreed to the following amendments to the Loan Agreement. Unless otherwise defined herein, all capitalized terms used herein but not defined in this Amendment shall have the meanings that are set forth in the Loan Agreement.

     1.          AMENDMENTS TO LOAN AGREEMENT.  Effective as of the date of this
                 ----------------------------
Amendment,  the  Loan  Agreement  is  hereby  amended  as  follows:


                                        4

     (a) For all purposes under the Loan Agreement and all other Loan Documents (as defined in the Loan Agreement), the term ABorrower@ shall mean and
                                                        --------
include, collectively and individually, jointly and severally, each Original Borrower and the Additional Borrower. Accordingly, each New Borrower (including the Additional Borrower) hereby agrees to be bound, jointly and severally, by all of the conditions, covenants, representations, warranties, and other agreements set forth in the Loan Agreement, and hereby agrees to promptly execute all further documentation required by Lender in connection with the addition of the Additional Borrower and the execution and delivery of this Amendment.

     (b) Each New Borrower (including the Additional Borrower) hereby confirms that all of the representations and warranties set forth in Article IV of the Loan Agreement are true and correct and specifically represents and warrants to Lender that it has good and marketable title to all of its respective Collateral, free and clear of any lien or security interest in favor of any other person or entity.

     (c) Consistent with the foregoing, the Additional Borrower hereby grants to Lender a continuing first priority lien on and security interest in, upon, and to the Collateral (as defined in the Loan Agreement) pursuant to and in accordance with the terms of Article III of the Loan Agreement.

     (d) By execution and delivery of this Amendment, the Additional Borrower hereby acknowledges and agrees that it has received a true and accurate copy of the Loan Agreement, has reviewed the provisions thereof, and understands its obligations thereunder.

     (e) As used in the Loan Agreement (as amended hereby), ANote@ shall mean and included that certain Amended and Restated Note of even date herewith executed and delivered by the New Borrower and made payable to the Lender.

     (f) This Amendment, the Loan Agreement, the Note and all other Loan Documents constitute the legal, valid and binding obligations of the Additional Borrower, and the same are enforceable against the Additional Borrower in accordance with the terms thereof.

     2.          REFERENCE  TO  THE  EFFECT  ON  THE  LOAN  AGREEMENT.
                 ----------------------------------------------------

     (a) Upon the effectiveness of this Amendment, each reference in the Loan Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of similar import shall mean and be a reference to the Loan Agreement as amended hereby.

     (b) Except as specifically amended above, the Loan Agreement, and all other Loan Documents, shall remain in full force and effect, and are hereby ratified and confirmed.

     (c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided in this Amendment, operate as a waiver of any right, power or remedy of Lender, nor constitute a waiver of any provision of the Loan Agreement, or any other documents, instruments and agreements executed or delivered in connection with the Loan Agreement.

     3.     GOVERNING LAW.  This Amendment shall be governed by and construed in
            -------------
accordance  with  the  laws  of  the  State  of  Maryland.

     4.          HEADINGS.   Section headings in this Amendment are included for
                 --------
convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

     5.       COUNTERPARTS.  This Amendment may be executed in counterparts, and
              ------------
both counterparts taken together shall be deemed to constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

     ORIGINAL  BORROWER:

ATTEST:                                                  CORECARE  BEHAVIORAL
     HEALTH  MANAGEMENT,  INC.  D/B/A
KIRKBRIDE  CENTER
 a  Pennsylvania  corporation


By:________________________                By:__________________________  [SEAL]
     Name:
[seal]                                                            Title:

ATTEST:                                                  PENN  INTERPERSONAL
     COMMUNICATIONS,  INC.
 a  Pennsylvania  corporation


By:________________________                By:__________________________  [SEAL]
     Name:
[seal]                                                            Title:

ATTEST:                                             MANAGED CAREWARE, INC. D/B/A
     CORECARE  MANAGEMENT,  INC.
 a  Pennsylvania  corporation


By:________________________                By:__________________________  [SEAL]
     Name:
          Title:
[seal]
     ADDITIONAL  BORROWER:

ATTEST:                                               WESTMEADE HEALTHCARE, INC.
      a  Pennsylvania  corporation


By:________________________                By:__________________________  [SEAL]
     Name:
          Title:
[seal]

     LENDER:

ATTEST:                                                  HCFP  FUNDING,  INC.
     a  Delaware  corporation


By:________________________                By:__________________________  [SEAL]
                              Name:
     Title:





EXHIBIT 6.21


          AMENDED  AND  RESTATED  REVOLVING  CREDIT  NOTE
           -----------------------------------------------


$5,000,000.00          June  ___,  1998


     For value received, CORECARE BEHAVIORAL HEALTH MANAGEMENT, INC. D/B/A KIRKBRIDE CENTER, a Pennsylvania corporation (ACBHMI@) , PENN INTERPERSONAL COMMUNICATIONS, INC., a Pennsylvania corporation (APenn@), MANAGED CAREWARE, INC. D/B/A CORECARE MANAGEMENT, INC., a Pennsylvania corporation (ACMI@), and WESTMEADE HEALTHCARE, INC. D/B/A WESTMEADE AT WARWICK, a Pennsylvania corporation (AWestmeade@, and collectively and individually with CBHMI, Penn and CMI, the ABorrower@), jointly and severally, promise to pay, in lawful money of the United States, to the order of HCFP FUNDING, INC., a Delaware corporation ("Lender"), the principal sum of FIVE MILLION AND NO/100 DOLLARS ($5,000,000.00), or so much thereof as shall be advanced or readvanced and shall remain unpaid under the Loan established pursuant to that certain Loan and Security Agreement dated May 21, 1998 by and among the Lender, CBHMI, Penn and CMI (the AOriginal Loan Agreement@), as amended pursuant to that certain Amendment No. 1 to Loan and Security Agreement of even date herewith by and among the Borrower and Lender (collectively and as further amended, modified and restated from time to time, the "Loan Agreement"), plus interest on the unpaid balance thereof, computed on a 360-day basis, at the rate per annum that is set forth in the Loan Agreement. All capitalized terms used, and not otherwise specifically defined, in this Amended and Restated Revolving Credit Note
("Note")  shall  have  the  meanings  assigned  to  them  in the Loan Agreement.

     This Note amends, restates and replaces in its entirety the Revolving Credit Note dated May 21, 1998 executed and delivered by CBHMI, Penn and CMI to the Lender simultaneously with the execution of the Original Loan Agreement. As used in the Loan Agreement, the term ANote@ shall mean and include this Note.

     This Note shall evidence the Borrower's obligations to repay all sums advanced by Lender from time to time under the Loan Agreement as part of the Loan. The actual amount due and owing from time to time under this Note shall be evidenced by Lender's records of receipts and disbursements with respect to the Loan, which shall be conclusive evidence of that amount, absent manifest error.

     Interest hereon shall be payable monthly, in arrears, on the first Business Day of each month hereafter (for the previous month). For purposes of this Note, a "Business Day" shall mean any day on which banks are open for business in Maryland, excluding Saturdays and Sundays.

     This Note shall become due and payable upon the earlier to occur of (i) the expiration of the Term, or (ii) any Event of Default under the Loan Agreement, or any other event under any other Loan Documents which would result in this Note becoming due and payable. At such time, the entire principal balance of this Note and all other fees, costs and expenses, if any, shall be due and payable in full. Lender shall then have the option at any time and from time to time to exercise all of the rights and remedies set forth in this Note and in the other Loan Documents, as well as all rights and remedies otherwise available to Lender at law or in equity, to collect the unpaid indebtedness under this Note and the other Loan Documents. This Note is secured by the Collateral, as defined in and described in the Loan Agreement.

     Whenever any principal and/or interest and/or fee under this Note shall not be paid when due, whether at the stated maturity or by acceleration, interest on such unpaid amounts shall thereafter be payable at a rate per annum equal to five percentage points above the stated rate of interest on this Note until such delinquent amounts shall be paid.

     The Borrower and Lender intend to conform strictly to the applicable usury laws in effect from time to time during the term of the Loan. Accordingly, if any transaction contemplated hereby would be usurious under such laws, then notwithstanding any other provision hereof: (a) the aggregate of all interest that is contracted for, charged, or received under this Note or under any other Loan Document shall not exceed the maximum amount of interest allowed by applicable law, and any excess shall be promptly credited to the undersigned by Lender (or, to the extent that such consideration shall have been paid, such excess shall be promptly refunded to the Borrower by Lender); (b) neither the undersigned nor any other Person (as defined in the Loan Agreement) now or hereafter liable hereunder shall be obligated to pay the amount of such interest to the extent that it is in excess of the maximum interest permitted by applicable law; and (c) the effective rate of interest shall be reduced to the Highest Lawful Rate (as defined in the Loan Agreement). All sums paid, or agreed to be paid, to Lender for the use, forbearance, and detention of the debt of Borrower to Lender shall, to the extent permitted by applicable law, be allocated throughout the full term of this Note until payment is made in full so that the actual rate of interest does not exceed the Highest Lawful Rate in effect at any particular time during the full term thereof. If at any time the rate of interest under the Note exceeds the Highest Lawful Rate, the rate of interest to accrue pursuant to this Note shall be limited, notwithstanding anything to the contrary herein, to the Highest Lawful Rate, but any subsequent reductions in the Base Rate shall not reduce the interest to accrue pursuant to this Note below the Highest Lawful Rate until the total amount of interest accrued equals the amount of interest that would have accrued if a varying rate per annum equal to the interest rate under the Note had at all times been in effect. If the total amount of interest paid or accrued pursuant to this Note under the foregoing provisions is less than the total amount of interest that would have accrued if a varying rate per annum equal to the interest rate under this Note had been in effect, then the undersigned agrees to pay to Lender an amount equal to the difference between (a) the lesser of (i) the amount of interest that would have accrued if the Highest Lawful Rate had at all times been in effect, or (ii) the amount of interest that would have accrued if a varying rate per annum equal to the interest rate under the Note had at all times been in effect, and (b) the amount of interest accrued in accordance with the other provisions of this Note and the Loan Agreement.


                                        6

     This Note is the "Note" referred to in the Loan Agreement, and is issued pursuant thereto. Reference is made to the Loan Agreement for a statement of the additional rights and obligations of the undersigned and Lender. In the event of any conflict between the terms hereof and the terms of the Loan Agreement, the terms of the Loan Agreement shall prevail. All of the terms, covenants, provisions, conditions, stipulations, promises and agreements contained in the Loan Documents to be kept, observed and/or performed by the undersigned are made a part of this Note and are incorporated herein by this reference to the same extent and with the same force and effect as if they were fully set forth herein, and the undersigned promises and agrees to keep, observe and perform them or cause them to be kept, observed and performed, strictly in accordance with the terms and provisions thereof.

Each party liable hereon in any capacity, whether as maker, endorser, surety, guarantor or otherwise, (i) waives presentment for payment, demand, protest and notice of presentment, notice of protest, notice of non-payment and notice of dishonor of this debt and each and every other notice of any kind respecting this Note and all lack of diligence or delays in collection or enforcement hereof, (ii) agrees that Lender and any subsequent holder of this Note, at any time or times, without notice to the undersigned or its consent, may grant extensions of time, without limit as to the number of the aggregate period of such extensions, for the payment of any principal, interest or other sums due hereunder, (iii) to the extent permitted by law, waives all exemptions under the laws of the State of Maryland and/or any state or territory of the United States, (iv) to the extent permitted by law, waives the benefit of any law or rule of law intended for its advantage or protection as an obligor hereunder or providing for its release or discharge from liability hereon, in whole or in part, on account of any facts or circumstances other than full and complete payment of all amounts due hereunder, and (v) agrees to pay, in addition to all other sums of money due, all reasonable cost of collection and attorney's fees, whether suit be brought or not, if this Note is not paid in full when due, whether at the stated maturity or by acceleration.

     No waiver by Lender or any subsequent holder of this Note of any one or more defaults by the undersigned in the performance of any of its obligations hereunder shall operate or be construed as a waiver of any future default or defaults, whether of a like or different nature. No failure or delay on the part of Lender in exercising any right, power or remedy under this Note (including, without limitation, the right to declare this Note due and payable) shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

     If any term, covenant or condition of this Note, or the application of such term, covenant or condition to any party or circumstance shall be found by a court of competent jurisdiction to be, to any extent, invalid or unenforceable, the remainder of this Note and the application of such term, covenant, or condition to parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term, covenant or condition shall be valid and enforced to the fullest extent permitted by law. Upon determination that any such term is invalid, illegal or unenforceable, the undersigned shall cooperate with Lender to amend this Note so as to effect the original intent of the parties as closely as possible in an acceptable manner.

     No amendment, supplement or modification of this Note nor any waiver of any provision hereof shall be made except in writing executed by the party against whom enforcement is sought.

     This Note shall be binding upon the undersigned and its successors and assigns. Notwithstanding the foregoing, the undersigned may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of Lender, which may be withheld in its sole discretion.

     THIS NOTE IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND WITHOUT RESPECT TO ANY OTHERWISE APPLICABLE CONFLICTS-OF-LAWS PRINCIPLES, BOTH AS TO INTERPRETATION AND PERFORMANCE, AND THE PARTIES EXPRESSLY CONSENT AND AGREE TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF MARYLAND AND THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND AND TO THE LAYING OF VENUE IN THE STATE OF MARYLAND, WAIVING ALL CLAIMS OR DEFENSES BASED ON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE, INCONVENIENT FORUM OR THE LIKE. BORROWER HEREBY CONSENTS TO SERVICE OF PROCESS BY MAILING A COPY OF THE SUMMONS TO BORROWER, BY CERTIFIED OR REGISTERED MAIL, POSTAGE PREPAID, TO BORROWER'S ADDRESS SET FORTH IN SECTION 9.4 OF THE LOAN AGREEMENT. BORROWER FURTHER WAIVES ANY CLAIM FOR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY ACTION TAKEN OR OMITTED TO BE TAKEN BY LENDER IN GOOD FAITH.

     THE UNDERSIGNED HEREBY (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY A JURY, AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY THE UNDERSIGNED, AND THIS WAIVER IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A JURY TRIAL WOULD OTHERWISE ACCRUE. LENDER IS HEREBY AUTHORIZED AND REQUESTED TO SUBMIT THIS NOTE TO ANY COURT HAVING JURISDICTION OVER THE SUBJECT MATTER AND THE PARTIES HERETO, SO AS TO SERVE AS CONCLUSIVE EVIDENCE OF THE UNDERSIGNED'S WAIVER OF THE RIGHT TO JURY TRIAL. FURTHER, THE UNDERSIGNED HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF LENDER (INCLUDING LENDER'S COUNSEL) HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO ANY BORROWER THAT LENDER WILL NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION.

     THE UNDERSIGNED HEREBY AUTHORIZES ANY ATTORNEY ADMITTED TO PRACTICE BEFORE ANY COURT OF RECORD IN THE UNITED STATES OR THE CLERK OF SUCH COURT TO APPEAR ON BEHALF OF THE UNDERSIGNED IN ANY COURT IN ONE OR MORE PROCEEDINGS, OR BEFORE ANY CLERK THEREOF OF PROTHONOTARY OR OTHER COURT OFFICIAL, AND TO CONFESS JUDGMENT AGAINST THE UNDERSIGNED IN FAVOR OF LENDER IN THE FULL AMOUNT DUE ON THIS NOTE (INCLUDING PRINCIPAL, ACCRUED INTEREST AND ANY AND ALL CHARGES, FEES AND COSTS) PLUS ATTORNEYS' FEES EQUAL TO FIFTEEN PERCENT (15%) OF THE AMOUNT DUE, PLUS COURT COSTS, ALL WITHOUT PRIOR NOTICE OR OPPORTUNITY OF BORROWER FOR PRIOR HEARING. THE UNDERSIGNED AGREES AND CONSENTS THAT VENUE AND JURISDICTION SHALL BE PROPER IN THE CIRCUIT COURT OF ANY COUNTY OF THE STATE OF MARYLAND OR OF BALTIMORE CITY, MARYLAND, OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND. THE UNDERSIGNED WAIVES THE BENEFIT OF ANY AND EVERY
STATUTE, ORDINANCE, OR RULE OF COURT WHICH MAY BE LAWFULLY WAIVED CONFERRING UPON BORROWER ANY RIGHT OR PRIVILEGE OF EXEMPTION, HOMESTEAD RIGHTS, STAY OF EXECUTION, OR SUPPLEMENTARY PROCEEDINGS, OR OTHER RELIEF FROM THE ENFORCEMENT OR IMMEDIATE ENFORCEMENT OF A JUDGMENT OR RELATED PROCEEDINGS ON A JUDGMENT. THE AUTHORITY AND POWER TO APPEAR FOR AND ENTER JUDGMENT AGAINST THE UNDERSIGNED
SHALL NOT BE EXHAUSTED BY ONE OR MORE EXERCISES THEREOF, OR BY ANY IMPERFECT EXERCISE THEREOF, AND SHALL NOT BE EXTINGUISHED BY ANY JUDGMENT ENTERED PURSUANT THERETO; SUCH AUTHORITY AND POWER MAY BE EXERCISED ON ONE OR MORE OCCASIONS FROM TIME TO TIME, IN THE SAME OR DIFFERENT JURISDICTIONS, AS OFTEN AS LENDER SHALL DEEM NECESSARY, CONVENIENT, OR PROPER.







     IN WITNESS WHEREOF, the undersigned have caused their authorized officers to execute this Note as of the date first above written.

     BORROWER:

ATTEST:                                               CORECARE BEHAVIORAL HEALTH
     MANAGEMENT,  INC.  D/B/A
KIRKBRIDE  CENTER
a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:

ATTEST:                                                  PENN  INTERPERSONAL
     COMMUNICATIONS,  INC.
a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:

ATTEST:                                                  MANAGED  CAREWARE, INC.
D/B/A  CORECARE  MANAGEMENT,  INC.
     a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:

ATTEST:                                              WESTMEADE HEALTHCARE, INC.,
     D/B/A  WESTMEADE  AT  WARWICK
a  Pennsylvania  corporation


By:_____________________________        By:_____________________________  [SEAL]
     Name:                                                              Name:
     Title:                                                              Title:





                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                    CORECARE  SYSTEMS,  INC.




                    By:  /s/  Thomas  T.  Fleming
                       --------------------------
                         Thomas  T.  Fleming,
                         Chief  Executive  Officer

                    Date:


          Pursuant to the requirement of the Securities and Exchange Act of 1934, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

SIGNATURES                    TITLE                              DATE
----------                    -----                              ----




/s/  Thomas  T.  Fleming                  Chairman of               August, 1998
------------------------
Thomas  T.  Fleming                       the  Board  of
                                          Directors,  Chief
                                          Executive  Officer


/s/  Rose  S.  DiOttavio              President, Treasurer  and     August, 1998
------------------------
Rose  S.  DiOttavio                    Director  (Principal
                                       Financial  and  Accounting
                                       Officer)



/s/  Thomas  X.  Flaherty                    Director               August, 1998
-------------------------
Thomas  X.  Flaherty


/s/Richard  C.  Beatty                 Corporate Secretary          August, 1998
----------------------
Richard  C.  Beatty                    and  Senior  Vice  President






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